Form 20-F
period 2000-12-31
WAVECOM SA
filed 2001-06-22
CIK 1085763

Use these links to rapidly review the document
TABLE OF CONTENTS
WAVECOM S.A. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission file number:

WAVECOM S.A.
(Exact name of Registrant as specified in its charter)

France
(Jurisdiction of Incorporation or Organization)

39, rue du Gouverneur Général Eboué
92442 Issy-Les-Moulineaux Cedex,
France
Tel. 011 33 1 46 29 08 00
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Shares, nominal value E1.00 each*	Nasdaq National Market
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Share.

    *The Shares are not traded on the Nasdaq National Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

    The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Shares	14,682,281
American Depositary Shares	1,211,512

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /x/  No  / /

    Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 /x/  Item 18 / /

PRESENTATION OF INFORMATION

    Unless the context otherwise indicates, references to "Wavecom," "we" or us include Wavecom S.A. and its subsidiaries. References to "U.S. dollars" or "$" contained herein are to the lawful currency of the United States, and references to "euro" or "E" are to are to the currency of the European Monetary Union.

FORWARD LOOKING STATEMENTS

    This annual report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are not guarantees of Wavecom's future operational or financial performance and are subject to risks and uncertainties. Actual operational and financial results may differ materially from Wavecom's expectations contained in the forward looking statements as a result of various factors. Factors that may cause such differences include, but are not limited to, factors discussed in "Item 3—Key Information—Risk Factors" and "Item 5—Operating and Financial Review and Prospects."

PART I

Item 1. Identity of Directors, Senior Management and Advisers

    Not applicable.

Item 2. Offer Statistics and Expected Timetable

    Not applicable.

Item 3. Key Information

Selected Financial Data

    The following selected financial data for the five years ended December 31, 2000 are derived from consolidated financial statements of Wavecom, which have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Audit, independent auditors. The data should be read in conjunction with "Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included in this annual report. We derived the amounts shown below from our consolidated financial statements, which we have translated into euro using the exchange rate fixed for French francs and euro on January 1, 1999. Note 1 to these consolidated financial statements explains how the amounts were translated.

	Years ended December 31,
	1996	1997	1998	1999	2000	2000
	(in thousands, except share and per share amounts)
Consolidated statements of operations data:
Revenues:
Product sales	E51	E10,478	E12,796	E34,563	E63,055	$59,196
Technology development and other services	6,988	7,198	5,780	1,853	2,518	2,364
License fees and royalties	304	979	998	144	—	—

Total revenues	7,343	18,655	19,574	36,560	65,573	61,560
Cost of revenues:
Cost of goods sold	42	9,023	10,562	26,236	51,457	48,308
Cost of services	3,786	3,808	3,741	2,148	4,522	4,245

Total cost of revenues	3,828	12,831	14,303	28,384	55,979	52,553

Gross profit	3,515	5,824	5,271	8,176	9,594	9,007
Operating expenses:
Research and development	1,909	3,222	7,851	11,913	16,133	15,146
Sales and marketing	515	1,291	2,088	3,412	5,836	5,479
General and administrative	683	852	1,962	3,070	5,598	5,255
Amortization of goodwill	—	—	—	—	47	44
Deferred compensation amortization	—	—	126	1,608	1,758	1,650
Provision for loss—ICO Development contract	—	—	—	2,607	—	—

Total operating expenses	3,107	5,365	12,027	22,610	29,372	27,574

Operating income (loss)	408	459	(6,756)	(14,434)	(19,778)	(18,568)
Interest and other income (expense), net	(34)	(40)	(364)	(207)	3,734	3,505
Beneficial conversion feature of convertible debt	—	—	—	(1,072)	—	—

Income (loss) before minority interests and income taxes	374	419	(7,120)	(15,713)	(16,044)	(15,062)
Minority interest	—	—	—	—	6	6

Income (loss) before income taxes	374	419	(7,120)	(15,713)	(16,038)	(15,056)
Income tax expense (benefit)	34	136	(813)	(736)	(1,534)	(1,440)

Net income (loss)	E340	E283	E(6,307)	E(14,977)	E(14,504)	$(13,616)

Basic and diluted net income (loss) per share(1)	E0.03	E0.03	E(0.63)	E(1.26)	E(1.03)	$(0.97)
Cash dividends declared per share(2)	—	E0.0046	E0.015	—	—	—
Number of shares used in computing basic and diluted net income (loss) per share	10,000,000	10,000,000	10,000,000	11,922,770	14,081,178	14,081,178

	December 31,
	1996	1997	1998	1999	2000	2000
Consolidated balance sheet data:
Total current assets	E4,188	E9,981	E11,322	E34,957	E138,323	$129,858
Total assets	6,087	12,604	15,843	41,462	157,769	148,114
Total current liabilities	3,591	9,538	18,274	15,927	48,430	45,466
Total long-term liabilities	279	583	1,414	879	166	156
Total shareholders' equity (deficit)	2,217	2,483	(3,845)	24,656	108,008	101,398

(1)
Net income (loss) per share amounts are computed using the weighted average number of shares outstanding. It excludes options and warrants, and reflects only the actual ordinary shares outstanding. Basic and diluted net income (loss) per share are the same for all periods presented.
(2)
We do not expect to pay any cash dividends on our shares in the foreseeable future.

Exchange Rate Data

    For your convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of $0.939 = 1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2001. The translations of French francs into euro have been made at the fixed rate of 1.00 = FF 6.55957. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the Nasdaq National Market.

    The following table shows the noon buying rates for the number of U.S. dollars per euro for the period since January 1, 1999. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Month	High	Low
2001
June (through June 15)	$0.8628	$0.8425
May	0.8937	0.8455
April	0.9032	0.8814
March	0.9340	0.8794
February	0.9395	0.9057
January	0.9535	0.9181
2000
December	0.9388	0.8755
November	0.8806	0.8382
Year ended December 31,	Average
2000	$0.9234
1999	1.0667

    Since the euro did not exist prior to January 1, 1999, we cannot present exchange rates between the euro and the U.S. dollar for the periods shown in our consolidated financial statements and in the other financial information discussed in this prospectus. Our functional currency during those periods was the French franc. In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the high, low, average and period end noon buying rates for the French franc per $1.00 for 1996 through 1998. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average
1998	FF 5.90
1997	5.85
1996	5.12

Risk Factors

    In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business.

Lack of growth in the markets for new wireless applications could hurt our business

    Our prospects depend upon continued development and growth of markets for wireless communications products. Although we anticipate that the market for mobile telephones will continue to grow in the future, we believe that a significant potential for growth in the demand for our products will be in new wireless applications. These include:

  •
  hand-held portable devices, such as personal digital assistants and computer notebooks;

  •
  automatic vehicle location systems, which provide vehicle tracking and navigation capabilities; and

  •
  devices which require the measurement and transmission of data, such as vending machines, utility meter and security systems.

    The markets for these types of products are still in their formative stages. We may not be successful if these and other potential markets for our products do not develop.

The loss of key customers could decrease our revenues

    Our performance depends on relatively large orders from a small number of customers. The following table sets forth revenues for our largest customers for the past three years:

	1998	1999		2000
Percentage of total revenues represented by the five largest customers	42.3%	49.4	%*	45.8%	**
Percentage of total revenues represented by the ten largest customers	67.4%	66.2%		68.4%

*
In 1999, sales to Mitsubishi represented 33.3% of total revenue.

**
In 2000, sales to Sewon Telecom represented 14.7% of total revenue.

    Our customers may reduce volumes ordered on relatively short notice, although we had no such reductions in 2000. We believe that a small number of manufacturers will dominate the market for mobile telephones and other wireless applications. As a result, we expect to continue to depend on large orders from a small number of customers. If our existing customers reduce their orders for our products or if we lose existing customers or fail to attract new customers, our business will suffer.

We must keep pace with technological change and develop new products to remain competitive

    The wireless communication markets in which we sell our products are changing very quickly. New types of products and new versions of existing products come to market regularly. Manufacturers who purchase our WISMO modules and wireless modems for use in their mobile telephones and other applications compete with other manufacturers and, to be competitive, must offer products that satisfy consumer demand for smaller, less expensive products with more features. To meet our customers' needs, we must continuously update and enhance our products so that they meet the latest standards and include up-to-date features. To develop these enhancements, new designs and technologies we must spend significant amounts on research and development. We may lose market share if our competitors, most of which are larger and have greater resources than we do, are more successful or faster than we are in updating and improving products and technology.

We incurred losses in 1998, 1999 and 2000 and may continue to incur losses in the future

    We incurred net losses in each quarter of 1998, 1999 and 2000. For the year ended December 31, 1998 we had an operating loss of 6.8 million ($6.5 million), negative cash flow from operating activities of 1.0 million ($0.94 million) and a working capital deficit of 7.0 million ($6.7 million). For the year ended December 31, 1999 we had an operating loss of 14.4 million ($13.5 million) and negative cash flow from operating activities of 11.7 million ($11.0 million). For the year ended December 31, 2000, we had an operating loss of E19.8 million ($18.6 million) and negative cash flows from operations of E8.6 million ($8.1 million). We expect that our negative cash flow may continue through the end of 2001 as a result of our current plans for increased spending on research and development projects, particularly for UMTS development, and the rapid ramp-up of production, including the addition of two production lines in February 2001 bringing the total number of lines as of March 31, 2001 to four.. Based on our current plans, we believe that our currently available capital resources will be adequate to satisfy our cash requirements at least through 2002. If our research and development or manufacturing plans change, or if our losses are significantly greater than anticipated, we may need additional funding to remain in business.

Declining sales prices of mobile telephones and other wireless products could hurt our revenues

    The prices of mobile telephones have tended to decrease steadily over time. We believe that the prices of other wireless communications products will also decrease over time. As a result, prices for our WISMO modules and wireless modem products have declined and are likely to continue to decline. We will be unable to return to and maintain profitability unless we can offset these price decreases with increases in unit volume or reductions in per unit costs.

We depend on a limited number of suppliers and subcontractors who could be difficult or expensive to replace

    We rely on third parties to manufacture components of our products and to assemble all of our products and to test some of our products. Philips, Toshiba, Intel, Sony and RF Micro Devices currently manufacture key components of our products. We also currently use two subcontractors, Solectron and Erulec, to assemble and test our products. Using third parties to manufacture components of our products and to assemble and test our products reduces our control over product delivery schedules, quality assurance, manufacturing yields and costs. The third parties who manufacture, assemble and test our products also have other customers and may not have sufficient capacity to meet all of our manufacturing, assembly and testing needs during periods of excess demand.

    We expect that each of our individual products or product families may be assembled by a sole-source subcontractor for the foreseeable future. We could suffer a significant delay in meeting our customers' orders for products if one of our suppliers or subcontractors cannot meet our requirements. Although we are currently beginning to consider adding additional production capacity at new subcontractors, it could take a long time to establish a strategic relationship with new manufacturers. Any of these problems could significantly harm our business.

A financial crisis in Asia could decrease our revenues

    As a result of the financial crisis that began in Asia in 1998, significant customers in Hong Kong and Singapore cancelled or delayed large purchase orders with us. In 1998, sales to Asian customers represented 30.2% of our total revenues. In 1999, sales to Asian customers represented 5.9% of revenues. In addition, sales to Mitsubishi's U.K. subsidiary, whose products were intended for end users in Asian markets, represented 33.3% of our revenues in 1999. In 2000, sales to Asian customers represented 33.9% of revenues reflecting shipments pursuant to large contracts signed with customers in China, Taiwan and Korea in 1999 and 2000. We expect that an even more significant portion of our revenues will be generated by Asian customers for the foreseeable future. Therefore, a new financial crisis in Asia could substantially reduce our revenues from Asian customers or customers selling to end users in Asia.

Because some of our key components come from a single source, or require long lead times, we could experience unexpected interruptions which could cause our operating results to suffer

    We believe that a number of our suppliers are sole sources for key components. These key components are complex and difficult to manufacture and require long lead times. In September 2000, the unavailability of a sole-source combined flash memory and RAM component resulted in a two-week interruption of production. We work with our suppliers on a twelve-month rolling forecast basis and we currently believe that we have secured adequate supply based on our production forecasts for the next twelve months. In the event of a reduction or interruption of supply, or a degradation in quality, a number of months could be required before we could begin receiving adequate supplies from other suppliers. Supply interruptions could delay product shipments, causing our revenues and operating results to decline.

If we do not effectively manage our growth, it could affect our ability to pursue business opportunities and expand our business

    Growth in our business has placed and will continue to place a significant strain on our management systems and resources. We will need to continue to improve our operational and financial systems and managerial controls and procedures and expand, train and manage our workforce. We will have to maintain close coordination among our technical, accounting, marketing, sales and research and development departments. If we fail to effectively manage our growth and address the above concerns, it could affect our ability to pursue business opportunities and expand our business.

Our costs may increase or we may have to redesign our products if they infringe other companies' intellectual property rights

    Other companies have patents, copyrights, trade secrets and other intellectual property rights covering technology used in the wireless communications industry. Currently, we have a license to use only some of these rights. If any of our products were found to infringe on protected technology, we could be required to redesign them, to obtain licenses for this technology or to pay royalties or damages to its owner. The resulting costs would harm our business. If we were unable to obtain these licenses or to redesign infringing products, we could be prohibited from marketing them. As explained under "Business—Intellectual Property," however, owners of some of this protected technology must provide us with a license on fair, reasonable and non-discriminatory terms.

Our business could be hurt by the unauthorized use of our technology

    We rely on a combination of patents, copyrights, trade secrets, trademarks and proprietary information to maintain and enhance our competitive position. We might, however, have difficulty taking effective legal action against a competitor who copied important parts of the technology we use in our products and processes. If we were unable to prevent a competitor from using our designs and techniques to produce competing products, our business would be adversely affected.

We may not be able to sell our products under the Wavecom name in North America or Japan

    We have not registered the Wavecom name in North America or Japan. Several other companies, some of which are in businesses similar to our own, use the word Wavecom or a similar word as either a trade name or as a brand name for their products. This could cause confusion in the marketplace and harm our sales. If one of these other companies were to take effective legal action to prohibit us from continuing to use the name Wavecom in North America or Japan, we could be forced to use a different name and, as a result, it would be more difficult for customers to identify us and our sales might suffer.

We need to attract and retain key personnel who are skilled in our business and technology to remain competitive

    Our success depends on the skills of some of our key employees, including two of Wavecom's founders, Michel Alard, who is currently Chairman of the Board, and Aram Hékimian, who is currently the Chief Executive Officer. If either of these individuals were to leave Wavecom, the loss of their key management and technical skills could harm the development and implementation of our long-term strategy, customer relationships, operations and growth.

    It is important to our success that we retain our highly skilled product development, sales and marketing employees and continue to attract, train and retain additional skilled employees. We rely to a large extent on independent contractors who work for consulting firms. In the future, it may become more difficult to recruit and retain the employees and independent contractors that we would need to continue to grow. Any failure to attract, hire or retain personnel could delay our research and development projects or reduce the sales of our products.

Our quarterly revenues fluctuate significantly and may affect the price of our shares and ADSs

    Our revenues and operating results fluctuate significantly from quarter to quarter. The many factors that could cause our quarterly results to fluctuate include:

  •
  any delay in our introduction of new products or product enhancements;

  •
  the size and timing of customer orders and our product shipments;

  •
  any delay in shipments caused by component shortages or other manufacturing problems;

  •
  the loss of a major customer;

  •
  reduction in the selling price of our products; and

  •
  customer responses to announcements of new products and product enhancements by our competitors.

Due to these and other factors, our results of operations could fluctuate substantially in the future and quarterly comparisons may not be reliable indicators of future performance. In addition, because many of our expenses for personnel, facilities and equipment are relatively fixed in nature, if revenues fail to meet our expectations we may not be able to reduce expenses accordingly. As a result, we could experience greater than expected net losses. These quarterly fluctuations may have a negative effect on the price of our shares and ADSs. It is possible that in some future quarter our results of operations will be below the expectations of public market analysts and investors, in which case the price of our shares and ADSs could fall.

Events anticipated in forward-looking statements in this annual report may not occur

    This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believe," "anticipate," "plan," "expect" and similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by us described above and elsewhere in this annual report.

Item 4. Information on the Company

Business Overview

    Wavecom develops, markets and sells a line of digital wireless standard modules, known as WISMO modules, for use in mobile telephones and other wireless applications based on the Global System for Mobile Communications ("GSM") and GPRS standards. WISMO modules are compact devices that include substantially all of the hardware, software and other technology needed to enable wireless communications. WISMO modules offer a quick and simple way to integrate digital wireless communications in mobile telephones, wireless modems and a wide range of other applications requiring wireless communications in our target markets: automotive, telemetry, multimedia and telephony. Examples of these applications include automotive navigation and information systems, personal digital assistants with wireless communication functions and devices enabling communication between vending machines or utility meters and central control centers. In order to help our customers, we provide them with the services and expertise required to integrate WISMO modules into their mobile telephones and other wireless applications. We also sell wireless stand-alone and integrated modems that incorporate WISMO modules. In anticipation of the introduction of UMTS and other new wireless transmission standards, we are developing new technology and new types of WISMO modules for mobile telephones and other voice and data applications that will use these standards.

    Our products incorporate digital wireless technology that we have developed since 1993, when Wavecom was founded. Our product development calls for highly specialized technical know-how and experience in digital and radio frequency circuit design and microchip architecture, the design of real-time software and, most importantly, the optimal integration of these technologies. Between 1993 and 1996, we focused mainly on providing engineering services for our clients' customized digital wireless products. Building on engineering expertise developed during this period, we commercially introduced the first version of the WISMO module in January 1997. We were the first company to commercialize GSM technology in the form of a standard module and believe that our WISMO2 module, introduced in December 1998, is the smallest wireless standard module available. In March 2000 we began mass production of two dual-band versions of our WISMO2 module. In the third quarter of 2001 we plan to launch mass production of our WISMO3 module in two dual-band versions. The WISMO3 module is more compact than the WISMO2 module and uses new packaging technology which allows our customers to solder the WISMO module onto the printed circuit board of the mobile telephone or other wireless application in a much more efficient manner than the manual connection process necessary for the WISMO2 module. The WISMO3 module operates on both GSM and GPRS networks.

Background of the wireless communications industry

    The wireless communications industry has grown rapidly over the past decade as wireless communications products and services have become widely available and increasingly affordable. Technological advances, changes in telecommunications regulations and the allocation and licensing of additional radio spectra have helped fuel this growth worldwide and have led to the development of competing wireless communications services. At the same time, consumer demand for increased mobility has led to the use of wireless technology both in products that were previously available only in "wired" versions and in completely new applications.

    Consumers and businesses are demanding to have access to information and to be able to react based on that information anywhere, anytime. Availability of information will be provided by the Internet; the ability to access and act on that information immediately will be supplied by wireless communications technology.

Transmission standards

    The wireless communications market is characterized by a proliferation of transmission standards in different parts of the world, including first generation analog standards and second generation digital standards, such as GSM. Digital wireless systems generally operate on the 900MHz, 1800MHz or 1900MHz frequency bands. GSM is currently the dominant standard in Europe for both voice and data transmission. EMC, a market research firm, projects that the worldwide wireless communications market will increase from approximately 467 million subscribers in 1999 to approximately 1.1 billion subscribers in 2003. EMC also projects that GSM subscribers will increase from approximately 254 million in 1999 to approximately 631 million in 2003, which will represent 57% of the total estimated worldwide market for wireless services. Much of the expected growth in GSM in the next few years is expected to come from increasing demand for wireless access to the Internet, e-mail and database services, which currently make up only a small percentage of the wireless transmission market.

    The wireless communications industry is currently developing specifications for third generation ("3G") standards to accommodate increased capacity and to allow for faster data transmission. Universal Mobile Telecommunication Systems ("UMTS"), the primary proposed 3G transmission standard, is expected to be introduced commercially in Japan in 2001 and in Europe and the rest of Asia by 2003. The increased capabilities of UMTS are expected to attract subscribers from other wireless standards in use around the world. To enable the introduction of broadband wireless services, which enable faster data transmissions, prior to the widespread availability of UMTS, the wireless industry is developing interim solutions based on existing second generation technology. These solutions include general packet radio services ("GPRS"), which is a transmission standard being developed to support packet- oriented data applications on GSM. GPRS, which will enable a more efficient use of a wireless communications network and provide faster transmission speeds, is expected to be implemented fully in the second half of 2001.

Wireless terminals

    A typical wireless terminal, such as a mobile telephone, contains baseband, digital and radio frequency hardware components and related software. Baseband components process analog signals and convert signals from analog to digital or from digital to analog. Digital components control the wireless device's circuitry and send data to and receive data from the network through the terminal's radio frequency components. They also process all of the information within the device and manage information going to and from the user. Radio frequency components amplify, transmit and receive the high frequency analog signals that carry the information being communicated. Typically, up to two-thirds of the development effort for a wireless communications application consists of writing software that integrates and manages the hardware components. The wireless applications designed for each band and transmission standard generally require different hardware and software.

    Currently, prior to being placed in service, each new wireless communications device must satisfy a series of technical tests meeting the requirements of the relevant regulatory authority (for example, the Federal Communications Commission in the United States). The process, commonly known as "full type approval," can take up to six months, depending on the experience of the applicant and the familiarity of the regulator with the particular product. In European Community countries, a recent directive is being implemented which provides that sales of wireless communication products into the European Community will no longer require full-type approval provided that the manufacturer makes a declaration of conformity with the requirements of the directive.

    In addition to testing to confirm compliance with regulatory requirements, prior to commercialization, each new wireless application must be field tested in its target markets to ensure that it operates properly with each wireless network for which it is intended to be used. These networks often vary due to different infrastructure design and the ongoing evolution of GSM network software, which is managed by each network operator.

Our market

    The market for wireless communications terminals is characterized by rapid growth, evolving industry transmission standards and the frequent introduction of new applications. Manufacturers of mobile telephones must continually re-design their products to meet consumer demands for an increased number of functions, a wider variety of styles, smaller and lighter equipment, longer battery life and greater reliability, all at reduced costs. Manufacturers of many other wireless communications products must offer compact, cost-effective products that provide a wide range of functionality and can be quickly brought to market. As segments of the wireless communications market evolve, the industry must offer a wider range of products to better meet the specific needs of individual consumers.

    These market demands have made it increasingly difficult for manufacturers to develop and supply all the technology they need for new wireless applications, to meet regulatory requirements and to complete field testing, all in a timely and cost-effective manner. Developing and producing the software, chip sets and other integrated components in a compact wireless communications product requires significant expertise. Some manufacturers of products for the wireless market choose not to develop this technology in-house, preferring to rely on a third party supplier so that they may focus on their core competencies. In addition, other consumer products companies do not have the financial means or technical resources to develop their own wireless technology. As a result, many manufacturers rely increasingly on subcontractors to develop and supply critical digital wireless components.

Strategy

    We believe that as the wireless communications industry matures, it will evolve from a model where providers of wireless applications manufacture all of the technology in the end product to a model where each provider of the end product focuses on branding, marketing, distribution and product design, favoring a trend toward outsourcing the wireless communication technology function.

    Wavecom's products are designed to enable product manufacturers and system integrators to incorporate advanced digital wireless technology quickly and efficiently into their applications. We strive to maintain technological leadership and to be a leading independent vendor of wireless standard modules, wireless modems and related services for integration in consumer and business digital wireless applications. Key elements of our strategy include:

  •
  Expanding the use of WISMO products in mobile telephones and new wireless applications

  •
  Mobile Telephones: We believe that there is a significant opportunity for us to supply WISMO modules both to new entrants in the mobile telephone market, as well as to established manufacturers who are increasingly looking to outsource wireless technology.

  •
  New wireless applications. Wireless communications allow many types of equipment that are currently tied to wired telephone networks to be freed of locational constraints and the need for costly infrastructure investment. Wireless communications can also be used to enhance such products as personal computers by enabling them to send and receive data without being attached to a landline. Our strategy is to expand the use of our products in a broad range of wireless applications.

  •
  Adapting our technology for use with evolving digital transmission standards. The current versions of the WISMO module are based on GSM technology. We intend to produce WISMO modules that support new wireless communications standards as they are introduced. We are developing products for the GSM-based GPRS standard and we are also focusing our research and development efforts on products for the UMTS standard.

  •
  Working closely with customers in the early stage of product development. Our success to date has been based on our technical expertise and collaboration with a number of strategic customers. We will continue to work with customers early in their product design stage in order to help them develop applications in a way that will easily support the integration of the WISMO module. We believe that early collaboration allows customers to lower their development costs and reduce the time required to introduce new products and enter new markets. It also enables Wavecom to better anticipate and meet its customers' future wireless technology requirements.

  •
  Pursuing strategic acquisitions. We intend to pursue acquisition of businesses, products, services and technologies that are complementary to our existing business in order to expand our position in the wireless communications market. Although we have no present commitments or agreements regarding any acquisitions, we believe that there are acquisition candidates that could enhance our position in this market.

  •
  Expanding sales to additional geographic markets. We are expanding our sales and marketing capabilities in order to address the worldwide market for our products. We increased our direct sales capabilities from one sales person in 1997 to 13 at the end of 2000. We increased our distributor network from four in 1997 to 18 at the end of 2000. We opened a branch office in Tokyo in April 2000, a branch office in Seoul in January 2001 and expect to open a branch office in Europe by mid-2001. We intend to add direct sales staff in all of our offices and to continue to expand indirect channels by adding more distributors.

Products

WISMO modules

    WISMO modules are compact devices that incorporate substantially all baseband, digital and radio frequency hardware and software needed for a digital wireless terminal. WISMO modules are offered either in standard versions or with customized software. We currently offer two different lines of WISMO modules: the WISMO1 line and the WISMO2 line. The WISMO1A module was introduced in 1997 and operates on the 900MHz band. The WISMO1B module was introduced in the second half of 1998, was first shipped at the beginning of 1999 and comes in three versions: one that operates on the 900MHz band, one that operates on the 1800MHz band and one that operates on the 1900MHz band. By mid 2000 all WISMO1A and 1B module customers had migrated to our WISMO2C module; production of WISMO1A and 1B modules ceased during the third quarter of 2000.

    The WISMO2 line of modules currently consists of the WISMO2C module, which is available in two dual-band versions that operate either on the 900MHz/1800MHz bands or the 900MHz/1900MHz band. We began commercial shipments of the WISMO2A module, which operates on the 900MHz band only, in January 1999 and final shipments were made in the second quarter of 2000. The WISMO2 module has improved features and capabilities and, at 54x32x6 mm, it is significantly smaller than the WISMO1 modules.

    Sales of WISMO modules represented 42.8% of our revenues in 1998, 26.2% in 1999 and 59.4% in 2000, although sales of assembled mobile telephones that incorporated WISMO modules represented an additional 33.3% of our revenues in 1999.

    Basic features of the WISMO module include all standard voice functions now available on the market, including conferencing, call hold, call waiting and call forwarding. Main data features of the WISMO module include the ability to send and receive short text messages and facsimiles from a mobile telephone. The WISMO module can send or receive data in multiple modes at rates up to 9,600 or 14,400 bits per second, depending on the GSM network. A WISMO module has interfaces for an antenna, a subscriber identity module, an LCD screen, a keypad, microphone input and earphone output.

    The principal advantages of the WISMO solution for our customers are that:

  •
  The customer can acquire digital wireless technology without significant internal research and development investment. This reduces product development and field-test time, resulting in a reduced time to market.

  •
  The small size of the WISMO module provides our customers with significant flexibility in designing their wireless applications.

  •
  WISMO modules are pre-tested by authorized type approval certification laboratories, which results in a stream-lined regulatory approval, and which allows our customers to more easily confirm compliance with regulatory requirements.

  •
  We assist our customers in performing field tests in their target markets to ensure that their applications operate properly with each wireless network for which they are intended to be used.

  •
  A customer who has integrated a WISMO module into a product based on one band can rapidly integrate a WISMO module based on another band into the same product, providing rapid access to new markets.

  •
  Unlike some other suppliers of digital wireless technology, we are an independent supplier and do not compete with our customers who manufacture products for the end user market.

New WISMO products under development

    We are developing a modified version of our WISMO2C module, which will allow it, depending on the network capability, to operate on the GPRS standard at rates of up to 56,000 bits per second. We expect this modified WISMO2C module will be commercially available in the July 2001.

    We are also developing our WISMO3 line of modules, which are more compact than the WISMO2 module and use new packaging technology which allows our customers to solder the WISMO module onto the printed circuit board of the mobile telephone or other wireless application in a much more efficient manner than the manual connection process necessary for the WISMO2 module. The WISMO3 modules will have the same GSM functionality as the current WISMO2C modules and also will be able to support the GPRS standard. Engineering samples of the WISMO3 module were available in the fourth quarter of 2000, initial production runs will take place in the first half of 2001 and commercial shipments are expected to commence in the third quarter of 2001.

    The WISMO5 module line, which is expected to begin mass production in the second half of 2002, will be smaller and use less power than the WISMO3 module and will be capable of operating on the 900MHz, 1800MHz and 1900MHz GSM bands. There is no WISMO4 module line. By the end of 2003, we intend to introduce a new line of WISMO modules which will use the 3G UMTS standard.

    In addition, we are currently modifying the software in our WISMO modules and plan to introduce a suite of standard software development tools, including a standard software library, which will enable our customers to more easily develop interfaces between GSM and GPRS operating software in the WISMO module and the software in their wireless applications. We expect that these development tools will be available by the end of 2001.

Wireless modems

    In addition to the WISMO module product line, we offer a GSM-based external wireless modem designed for data, fax, short message service and voice applications. We began shipment of a second generation of our wireless modem, incorporating the WISMO1B module, in the second quarter of 1999, and a new generation incorporating the WISMO2C module, in the second quarter of 2000. In response to customer demand for smaller modems which can be more easily integrated into a product, we introduced an integrated wireless modem in the second quarter of 2000 that is intended to be soldered onto a printed circuit board. Our wireless modems have full type approval and therefore can be used off-the-shelf. This enables a customer to incorporate immediately wireless connectivity in its own application without any delays related to type approval. Typical uses for wireless modems include vehicle fleet management and remote measuring and reporting of information in such applications as utility meters, vending machines or security systems. Whereas WISMO modules are typically purchased by product manufacturers for integration into mobile telephones, personal digital assistants and other high volume products, wireless modems are more commonly purchased by customers seeking an off-the-shelf wireless solution for relatively small volume applications where size is not a critical factor. In 2000, our average sale price for wireless modems was E154 ($145) compared to E176 ($165) in 1999, although prices may vary significantly depending on volume. Sales of wireless modems represented 22.6% of our revenues in 1998, 31.8% in 1999 and 36.8% in 2000.

Customer service and technical support

    We believe that providing customers with comprehensive product service and support is critical to maintaining a competitive position in the wireless communications market. Our support services enable the customer to pass rapidly through the development phase and to begin production. Services include:

  •
  product design assistance and support;

  •
  development of application specific software;

  •
  validation and field testing;

  •
  assistance in obtaining full type approval where required; and

  •
  provision of production test tools.

    We believe that close contact with our customers improves their level of satisfaction and provides us with insights into their future product development plans. To expand our customer base, we offer WISMO modules as part of starter kits, enabling potential customers to perform initial feasibility studies. As of December 31, 2000, we had seven technical support personnel in France (compared with five in 1999) and one in Hong Kong (unchanged from 1999).

Applications

    We are an established third-party supplier of digital wireless modules for the mobile telephone market and new and emerging wireless applications markets. We are targeting four wireless applications markets that we believe will generate the most significant demand for our products over the next three to five years. We have included our direct product sales by wireless application as a percentage of total product sales for 1999 and 2000. Indirect sales to our distributors consist entirely of sales of modems, which we believe are used mainly for automotive and telemetry applications. In 2000, product sales to our distributors accounted for 32.3% of our total product sales (27.0% in 1999).

Telephony

    We market the WISMO module to mobile telephone manufacturers. The WISMO module allows telephone manufacturers to introduce a product to the market quickly, to minimize their internal research and development costs and to focus their efforts on product design, marketing and distribution. Our customers typically assemble their own mobile telephones using a WISMO module. For certain customers we have also agreed to sell assembled mobile telephones or to customize the WISMO module to meet their needs. Companies that have integrated or are in the process of integrating our products or technology into their mobile telephones include China Kejian Corporation, Mitsubishi, NEC, Philips Consumer Communications, Samsung, Sewon Telecom Co., Ltd. and TCL Mobile Communications Co. Ltd.

    Telephony applications also include fixed telephones using a wireless network, such as a wireless local loop system. A WLL system is a fixed location wireless telephone system in which the end user is either connected to a wireless network or to the local telephone company's network via a wireless connection. Siemens, Amper and Audiotel have used WISMO modules to provide a range of WLL products which will operate on the 900MHz, 1800MHz and 1900MHz bands.

    In 2000 revenues from direct product sales for telephony applications were 23.8% of total product sales (43.2% in 1999).

Automotive

    Automotive applications combine digital wireless technology with global positioning system technology which together will provide interactive information regarding traffic, emergency assistance, routing, local businesses and places of interest. Automotive applications could also include an emergency assistance feature that would provide information, including vehicle location, in the case of accidents or theft. These applications also include the provision of a wireless telephone as a standard equipment option in an automobile. We are supplying WISMO modules to Mannesman VDO and Magneti Marelli, two of Europe's largest automotive equipment suppliers. In late 2000, we announced a contract with Trimble for integration of WISMO modules into a fleet management product. In 2000 direct product sales for automotive applications accounted for 10.1% of total product sales (8.7% in 1999).

Telemetry

    Telemetry is the use of communications networks to obtain information from remote locations. The use of WISMO modules makes telemetry possible where the installation of landlines is not practical. Applications include remote meter reading by utility companies, remote reporting from unmanned pumping stations and remote messaging from vending machines to report inventory levels or maintenance requirements. Falcom GmbH, a German integrator of wireless products, has built WISMO modules into terminals for specialized applications in hospitals, high technology companies, homes and other market sectors. Vodafone, the United Kingdom's largest wireless network operator, has incorporated WISMO modules into a wireless network terminal that it sells to security services, banks and other commercial customers for use in critical wireless applications. In addition, utilities in Australia and Sweden use our modems for remote reporting of electric power consumption. In 2000 direct product sales for telemetry applications accounted for 19.5% of our total product sales (16.7% in 1999).

Multimedia

    WISMO modules can enable personal digital assistants, smartphones, notebook computers and other portable devices to be connected to a wireless communications network. We believe that the introduction of the GPRS standard, with its increased speed and efficiency, will accelerate the demand for these applications, by allowing easier access to e-mail and the Internet. We currently sell WISMO modules to Inventec Corp. for integration into a wireless Internet access device and to Matsushita for integration into a Panasonic reinforced portable computer for industrial use. In 2000 direct product sales for multimedia applications accounted for 14.3% of our total product sales (4.4% in 1999).

Sales, marketing and distribution

    We use a direct sales force to sell our line of WISMO modules and wireless modems, and to market related services. We also use distributors to sell wireless modems. Because modems are sold as a finished product, their applications do not require Wavecom's technical expertise, which is necessary to integrate WISMO modules. We currently have distributors in Australia, Belgium, Canada, Chile, China, Denmark, France, Germany, Hong Kong/Macao, Italy, Japan, the Netherlands, New Zealand, Norway, Singapore/Malaysia, South Africa, Spain, Sweden, Taiwan, the United Kingdom and the United States. In January 2000 we completed an internal reorganization which divides sales, marketing and distribution into three geographical areas. Our Paris head office is responsible for Europe, the Middle East and Africa, our San Diego office is responsible for the Americas and our Hong Kong office is responsible for the Asia-Pacific region. At March 31, 2001, we had 41 sales and marketing employees and independent contractors. We expect to add direct sales and marketing personnel in all three geographic regions in 2001.

Manufacture and assembly

    We use the fabless business model in which we outsource the manufacture, assembly and most testing of our products. By using third-party manufacturers, we gain access to up-to-date facilities and processes without significant capital outlay and are able to focus our resources on research and development, product design, quality assurance, marketing and customer support. We order components for our products from microchip foundries, including Philips, Toshiba, Intel, Sony and RF Micro Devices. Non-standard components are based on our design. In order to streamline the purchasing process for our products and to benefit from the leverage of our manufacturers higher volumes, in January 2000 we transferred responsibility for components purchasing logistics to our manufacturers. Our purchasing staff co-ordinates with the manufacturers in the negotiation of the price paid for the components used in our products. We plan to add personnel to our purchasing staff in 2001 and become more involved in the direct negotiations with the component suppliers. We work with our manufacturers on a twelve-month rolling forecast basis with firm orders placed two months in advance. In addition, our contracts generally require our customers to provide us with a twelve-month product purchasing forecast that we use as the basis for preparing our own forecasts and negotiations with suppliers to secure the supply of components for our products.

    We use two third-party manufacturers to assemble and test our products. Solectron Corporation produces our WISMO module lines and wireless integrated modems, and Thales assembles our wireless external modems. Each of these manufacturers is certified to applicable ISO 9000 and 14,000 series specifications, which means that their operations have in each case been determined by independent examiners to comply with internationally developed quality control standards. Solectron and Thales are each a single source supplier for us, and should either of them fail to meet our requirements, we may have difficulty meeting customer demand. We have, however, identified other manufacturers that could replace them. We are currently actively seeking to qualify a third subcontractor and expect to begin production with the new supplier in the second half of 2001. We entered into our most recent contract with Solectron in 1999, under which Solectron agrees to manufacture our WISMO module lines. The manufacturing services provided by Thales are based upon an informal arrangement. We are currently negotiating a contract with Thales, which we anticipate will be on terms similar to the Solectron agreement.

    Wavecom owns all testing equipment related to the manufacturing of its products and could transfer it to a different manufacturer if necessary. We conduct our own quality control at the premises of our third-party manufacturers. As of March 31, 2001 we had 67 employees and independent contractors in production oversight, manufacturing, purchasing and quality assurance.

Research and development

    To keep pace with rapid technological changes and market pressures in our industry, we maintain a substantial program of research and product development. This program focuses primarily on adapting our products to evolving and new transmission standards. We intend to continue internal product development to further reduce the size of the WISMO module, to reduce its power consumption and to enhance its functionality. Our current projects include the introduction of the smaller WISMO3 module, which will support the GPRS standard, into mass production by the third quarter of 2001. The WISMO3 module's design will allow it to be incorporated in our customers' manufacturing processes as a standard component without any requirement for manual assembly. We are also currently developing the WISMO5 module line, which will be smaller and use less power than the WISMO3 module, to include the 900MHz, 1800MHz and 1900MHz GSM bands and intend to commence mass production of this module line in the second half of 2002. We also intend to focus significant research and development effort on the introduction in 2003 of a new line of WISMO modules which will use the 3G UMTS standard.

    Wavecom's research and development expenditures totaled approximately E7,851,000 in 1998 (40.1% of revenues), E11,913,000 in 1999 (32.6% of revenues) and E16,133,000 in 2000 (24.6% of revenues). We intend to maintain a substantial research and development program and expect research and development expenses to increase in the future. As of March 31, 2001, our research and development staff included 142 salaried employees and 81 independent contractors, all of whom work at our Paris headquarters except for 9 personnel located at our subsidiaries. We use independent contractors to gain access to their specialized expertise and to give us greater flexibility in staffing particular projects.

Competition

    Competition in our markets is intense. In the mobile telephones and personal digital assistants markets, while we believe we are the only supplier of a complete modular solution, we face competition from engineering design firms, such as TTP Communications and Condat, as well as from companies such as Infineon, Texas Instruments, Analog Devices and Lucent Technologies, Inc., who supply both components and reference designs for wireless technology. For other wireless applications we face competition from large integrated consumer electronics companies and from several companies that design and manufacture wireless standard modules and wireless modems, including Ericsson, Nokia, Motorola, Siemens and Xircom. We believe that our ability to compete successfully in the wireless communications market depends upon a number of factors within and outside our control, including price, quality, availability, product performance and features; the timing of new product introductions by us, our customers and competitors; and customer service and technical support. Many of our customers could choose to develop and manufacture their own wireless products and solutions and could elect to compete with us at any time.

Intellectual property

    The European Telecommunications Standards Institute ("ETSI") has a policy that allows third parties to disclose intellectual property rights which they believe are essential to the use or operation of GSM-based equipment. Once an owner of such a right gives notice to ETSI, it must grant irrevocable licenses to third parties on fair, reasonable and non-discriminatory terms and conditions to allow the manufacture and sale of equipment. Some owners of GSM-related patents may not have notified them to ETSI.

    In order to produce and market WISMO modules and our wireless modems, we must assess whether licenses from third-party patent owners are required. Because of the intense competition in our industry, there may be a substantial number of patents to consider and it is difficult to identify all those which may have an impact on our products. We believe that most of the patents important to us are the GSM patents covered by ETSI's policy. These include patents of Motorola, Mitsubishi, NEC, Philips, Seimens and Matra Communications. At this time, we have a license to use Motorola's GSM-essential patents and are currently negotiating licenses with Mitsubishi, NEC, Philips, Seimens and Matra. As we identify other potentially essential patents, we may need to enter into additional license agreements. Should we fail to identify all patents needed to produce our products or to obtain the required license agreements, we could be found to have infringed the patent rights of third parties. In addition, as new digital transmission standards develop, we will have to acquire additional licenses for new essential patents.

    To protect the intellectual property we have developed in the course of our research and development activities, we rely upon a variety of legal measures, including in limited cases patents and patent applications. Our employees and contractors are required to enter into confidentiality agreements that also assign us rights to inventions they make while employed or engaged by us. We have also entered into non-disclosure agreements to protect our confidential information delivered to third parties in conjunction with possible collaborations and for other purposes. We currently own four French patents, respectively relating to the ability to download an electronic address book by telephone, to a synchronization system used in the transmission of signals between satellites and receivers, to a mobile radio communication device which emits an audible radio signal representing the quality of reception, and to a cellular radio signal with an additional channel assigned to the downlink. The first patent was granted in November 1998 and expires in April 2016. The second patent was granted in November 1999 and expires in July 2017. The third patent was granted in March 2000 and expires in December 2017. The fourth patent was granted in June 2000 and expires in April 2018. We have filed seven other patent applications currently undergoing evaluation, and have begun proceedings for the extension of some of our patents to other jurisdictions.

    In October 1999 we established an employee patent incentive program which provides employees who develop technology for us with a cash payment when the patent is registered and a second cash payment upon the effective commercial use of the patent within five years after the registration.

    We have registered trademarks for our Wavecom and WISMO logos and our Wavecom and WISMO tradenames in some countries.

Backlog

    At December 31, 2000 our product backlog was approximately E103 million. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year, however, we do not require customers to place firm orders more than four months in advance. Product orders in our backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Our backlog may vary significantly from time to time depending upon the level of capacity of our suppliers and subcontractors available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

Capital expenditures

    Capital expenditures since January 1, 1998 have related primarily to the purchase of laboratory, testing and computer equipment, principally at the company headquarters in France. Total expenditures on property and equipment were E2,649,000 in 1998 (E647,000 internally financed and E2,002,000 financed by capital leases), E3,520,000 in 1999 (E2,692,000 internally financed and E828,000 financed by capital leases), and E8,359,000 in 2000 (all internally financed).

Corporate Information

    Wavecom S.A. is a société anonyme, or limited liability company, organized under the laws of France in 1993 with authorization to operate for a period of 99 years, which period may be extended by vote of the shareholders. Our registered offices are at 39, rue du Gouverneur Général Eboué, 92442 Issy-Les-Moulineaux Cedex, France and our telephone number is (011 33 1) 46 29 08 00. Our principal offices in the United States are at 504 Morehouse Drive, Suite 330, San Diego, CA 92121, and our telephone number at that address is +1 858 450 1778.

    Wavecom S.A. owns majority interests in three subsidiaries:

    Wavecom Asia Pacific Limited, Hong Kong, Republic of China (wholly owned)

    Wavecom Inc., San Diego, California, United States (wholly owned)

    Arguin Inc., San Diego, California, United States (37.77% owned, 61.88% of voting rights  controlled)

Property, Plant and Equipment

    Our headquarters are located in Issy-les-Moulineaux, a suburb of Paris, France, where we lease approximately 3,500 square meters of office space. Leases for this facility terminate at March 31, 2002, but we expect to be able to renew the leases covering all or most of this space on substantially similar commercial terms. In response to our need for additional office space, we have entered into a lease agreement for an additional 6,500 square meters of office space in Issy-les-Moulineaux, effective June 1, 2000. Up to 30% of the new office space may be sub-let, subject to the approval of the owner. In order to attract skilled personnel who do not wish to live in the metropolitan Paris area, we expect to lease additional office space in Rennes, in the Brittany region of France in 2001. We also currently lease office space in San Diego, California; Tokyo, Japan; Hong Kong, China and Seoul, Korea.

Item 5. Operating and Financial Review and Prospects

    The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this annual report. Our consolidated financial statements and our quarterly financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

    On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including France. We have adopted the euro as our reporting currency in our consolidated financial statements and translated all French franc amounts at the fixed exchange rate for French francs to euro. Although these statements depict the same trends as would have been shown had we presented them in French francs, you should be aware that they may not be directly comparable to the financial statements of other companies that have also been restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could give you a much different impression than a comparison of our financial statements and those of another company as translated into euro. Note 1 to our consolidated financial statements explains how the amounts in these statements were translated.

Background

    Wavecom develops, markets and sells a line of wireless standard modules, known as WISMO modules for use in mobile telephones and other wireless applications based on GSM and GPRS mobile communications standards. Our products incorporate digital wireless technology that we have developed since June 1993, when Wavecom was founded. Between 1993 and 1996, we focused mainly on providing engineering services for our clients' customized digital wireless products. We also licensed technology to the clients and received license fees and royalties based on the clients' sales of the end product.

    In 1996, we realized that there was a developing market for an integrated wireless module that could be used as a component in mobile phones and other wireless applications. Building on the engineering expertise gained during our early years, we developed the WISMO module. We began commercial production and sales of the WISMO module in January 1997. We currently sell the WISMO2C module in two versions, one operating on the 900MHz and 1800MHz bands and the other operating on the 900MHz and 1900MHz bands. Mass production of the WISMO2C module was launched in March 2000. Through mid-2000, we sold the WISMO1 line in four different GSM versions, two that operate on the 900MHz band, one that operates on the 1800MHz band and one that operates on the 1900MHz band. During 1999 and the first half of 2000, we also sold the WISMO2A module which was available only on the 900MHz band.

    In the fourth quarter of 2000, we produced engineering samples of the next generation of the WISMO module, the WISMO3 module. The WISMO3 module has all the capabilities of our WISMO2C modules, but is more compact and uses new packaging technology which allows our customers to solder the WISMO module onto the printed circuit board of the mobile telephone or other wireless application in a much more efficient manner than the manual connection process necessary for the WISMO2 module. The WISMO3 module is available in two versions, one operating on the 900MHz and 1800MHz bands and the other operating on the 900MHz and 1900MHz bands, and is compatible with both the GSM and GPRS standards. Initial production runs of the WISMO3 module are expected to take place during the first half of 2001, with mass production expected to be launched in the third quarter of the year. By the end of the year, we also expect to have engineering samples for the WISMO5 module, which will be an even smaller WISMO module with the ability to operate on both GSM and GPRS standards on all three bands: 900MHz, 1800MHZ and 1900MHZ. For additional information regarding our plans for introducing additional versions of WISMO modules, please see "Item 4—Information on the Company—Products—New WISMO modules under development."

    In addition to WISMO modules, we currently sell both an external, stand-alone wireless modem and an integrated wireless modem that is intended to be soldered onto a printed circuit board. Both wireless modems incorporate the WISMO module. We sell wireless modems, which have regulatory approval, as finished products. The external wireless modem was introduced in late 1997 and the integrated wireless modem was introduced in mid-2000. To meet the specific requirements of one customer, we also sold fully assembled mobile telephones based on the WISMO module during 1999 only.

    The WISMO module is designed to be used not only in mobile telephones and wireless modems, but also in other wireless applications. We believe that the greatest growth potential for the WISMO module is in applications other than mobile phones, such as automatic vehicle location systems, handheld electronic devices, such as personal digital assistants, and telemetry applications where the measurement and transmission of data is necessary. None of these new markets is well established, however, and we cannot be certain that they will develop.

    The sales prices of WISMO modules and our wireless modems were subject to the same downward pressure in 1998 and 1999 as affected the mobile telephone industry in general. In 2000, we believe that our average sales prices declined at a faster rate than the general industry as we moved from small volume, higher priced contracts in the first half of the year, to high volume, lower priced contracts beginning in the third quarter. We believe that downward pressure on the prices of mobile telephones will continue in the future and that similar pressure will affect the newer types of wireless communications applications in which our products are used or may be used. We therefore expect a continuing decline in the sales prices of our products. In 2000, the average price of a WISMO module was E93 ($87) compared to E140 ($) in 1999. The actual price we charge for WISMO modules varies considerably and depends on the application for which they are used, the amount of software customization required and the volume ordered. In 2000, our average sale price for wireless modems was E154 ($145) compared to E176 ($165) in 1999. As with WISMO modules, the prices may vary significantly depending on volume.

    Our strategic relationship with ICO Global Communications (Holdings) Limited ("ICO") generated substantial revenues in 1998. ICO was established in 1995 to design, construct and operate a worldwide, middle-Earth-orbit mobile satellite system. We developed technology for ICO under a development agreement and recognized the revenues under that agreement as service revenues. We also developed additional technology relating to a supply contract. In August 1999, ICO filed for voluntary liquidation and as a result, we recorded a provision for loss in the third quarter of 1999 due to the uncertainty of the recoverability of assets related to this contract. In May 2000, ICO emerged from bankruptcy ("new ICO"). Pursuant to the reorganization plan, settlement of our claims against new ICO arising prior to the bankruptcy filing was made in new ICO shares, which we recorded at the same book value as the settled receivables. Given that new ICO is not publicly traded and as we believe new ICO is still in the development stage, we are not currently in a position to determine the value of these shares and thus maintain a full provision against their book value. In May 2000, we also entered into an agreement with new ICO to conclude our business relationship. This new agreement requires us to deliver one product milestone, which is expected to be accomplished during 2001.

    We also provide services to customers to help them to integrate the WISMO module into their applications. However, we anticipate that service revenues will continue to decrease as a percentage of our sales.

    In the past, we received license fees and royalties related to the technology development services we provided in years prior to 1997. Royalties were based on our clients' sales of products incorporating our designs and technology. In 1997, we stopped licensing our technology in this way. The products incorporating the licensed technology reached the end of their commercial lives in the first quarter of 1999 and we do not expect to receive future revenues from technology licenses or royalties.

    In 2000 and 1999, our operating costs increased substantially, largely due to increased research and development spending, as well as an increase in sales and marketing personnel to meet anticipated demand for our products. All research and development costs are expensed as incurred. Research and development spending increased from E7,851,000 in 1998 to E11,913,000 in 1999 and to E16,133,000 in 2000. We also added management and administrative infrastructure to operate as a public company and to manage our growth. We recorded an operating loss of E19.8 million in 2000 and E14.4 million in 1999, and we used E8.6 million in cash for operating activities in 2000 (E11.7 million in 1999). We expect operating costs to increase in 2001 compared to 2000, but we anticipate that the rate of increase will be lower than the rate of increase in revenues in 2001.

    Our customer base has been predominantly international since 1995, with the majority of our revenues coming from European customers outside of France, including Germany, Italy, Spain and the United Kingdom. Revenues from Asia represented a third of our sales in 2000. In order to better serve the Asian markets, we established a branch office in Japan in early 2000 and a branch office in Korea in January 2001, in addition to our Hong Kong-based subsidiary. We also have a subsidiary based in San Diego, California.

Results of Operations

Fiscal year 2000 compared to fiscal year 1999

  Revenues

    Total revenues increased 79.4% from E36,560,000 in 1999 to E65,573,000 in 2000. The increase reflects an 82.4% increase in product sales and a 35.9% increase in service revenues, offset in part by the absence of license fees and royalties in 2000 compared to E144,000 in 1999.

    Most of our revenues are from export sales. In 2000, 49% of our revenues were from customers in European countries outside of France, particularly Germany and Italy, compared to 77% in 1999. Customers in Asian countries accounted for 34% of our revenues in 2000 (compared to 6% in 1999), French customers made up 3% of total revenues in 2000 (compared to 10% in 1999) and 14% came from customers in the rest of the world (compared to 7% in 1999).

    Product sales.  Revenues from sales of our products totaled E63,055,000 in 2000, compared to E34,563,000 in 1999. Sales of WISMO modules accounted for 62% of total product sales in 2000, while 38% was from sales of wireless modems. The increase in product revenues in 2000 was due principally to increased sales of WISMO modules for telephony and multimedia applications as we began shipping to new customers under contracts signed in the second half of 1999 and early 2000.

    Technology development and other services.  Revenues from services increased from E1,853,000 in 1999 to E2,518,000 in 2000. This increase reflects the increasing completion of product integration services for WISMO module customers. We recognize service revenues for development work once all work is completed. At December 31, 2000, we had E4.2 million in deferred service revenue on the balance sheet relating to development services in progress.

  Cost of revenues

    Cost of goods sold.  Cost of goods sold consists mostly of the cost of components and our manufacturers' charges. Our cost of goods sold increased from E26,236,000 in 1999 to E51,457,000 in

2000. Our gross profit on product sales in 2000 was E11,598,000 (18.4% of product revenues) compared to E8,327,000 (24.1% of product revenues) in 1999.

    In 2000, our product gross margin declined as a result of three primary factors:

  •
  Average selling prices for our products declined significantly as we began to deliver pursuant to large volume contracts with lower selling prices beginning at the end of June 2000.

  •
  The industry-wide components shortage had a negative impact on our costs. Component costs did not decline as we had expected when we had established our pricing policies, and in some cases increased; we were limited in our ability to pass these cost increases on to our customers for commercial rather than contractual reasons. During the third quarter, the shortage of supply of our memory component resulted in a production stoppage for two weeks, which resulted in additional production and inventory costs.

  •
  The WISMO 2C module entered into mass production in March 2000 and initially included numerous manual steps in the production process that negatively effected yield as production volumes increased significantly in the third and fourth quarters. In the fourth quarter, engineering changes were implemented to reduce the manual steps in the process and we hired a new director of manufacturing in December 2000 to focus on production efficiency. Additional engineering changes have been planned in the first half of 2001 in order to fully automate the WISMO 2C module production process.

    Cost of services.  Our cost of providing services increased from E2,148,000 in 1999 to E4,522,000 in 2000. The loss on services increased from E295,000 in 1999 to E2,004,000 in 2000. The loss in 2000 reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

  Operating expenses

    Research and development.  We spent E16,133,000 (24.6% of revenues) on research and development in 2000 compared to E11,913,000 (32.6% of revenues) in 1999. This 35.4% increase in our research and development spending reflects, in part, the development efforts related to the new integrated wireless modems, the dual-band versions of the WISMO2 module, the WISMO3 module and the WISMO5 module. We began shipping our integrated wireless modems in the second quarter of 2000 and the dual-band version of the WISMO2 module in the first quarter of 2000. We expect to begin shipping the WISMO3 module by the third quarter of 2001 and the WISMO5 module by the end of 2002. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS. A GPRS version of the WISMO2C module is expected to be ready to ship by June 2001.

    Sales and marketing.  Sales and marketing expenses in 2000 totaled E5,836,000 (8.9% of revenues) compared to E3,412,000 (9.3% of revenues) in 1999. In 2000, our sales and marketing expenses increased 71.0% as we targeted new wireless applications markets and increased our presence in the Asia-Pacific and U.S. markets through our Hong Kong and San Diego offices. We incurred expenses relating to the opening of a branch office in Tokyo in April 2000 and a branch office in Seoul in January 2001. We increased the number of direct sales personnel from eight at the end of 1999 to 13 at December 31, 2000.

    General and administrative.  General and administrative expenses increased 82.3% from E3,070,000 (8.4% of revenues) in 1999 to E5,598,000 (8.5% of revenues) in 2000. We increased the number of personnel in our finance, administration, human resources and information systems departments from 30 at the end of 1999 to 40 at December 31, 2000. Our initial public offering on the Nasdaq and

Nouveau Marché stock markets in June 1999 increased ongoing legal and administrative expenses related to financial communication and investor relations.

    Amortization of goodwill.  In October 2000, we purchased for E3,454,000 in cash a 61.88% interest in a San Diego-based software development company. As a result of this acquisition, we recorded goodwill of E1,326,000 which we are amortizing over five years. The charge of E47,000 represents two months of amortization.

    Deferred compensation amortization.  Deferred compensation expense in a total amount of E7,366,000 was recorded in connection with the issuance of founders' warrants and stock options in September 1998 and in February 1999. This deferred expense is amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Consequently, amortization expense of E1,758,000 was recorded in 2000 compared to E1,608,000 in 1999.

  Other income (expense)

    Interest income, net.  We recorded net interest income of E2,745,000 in 2000 compared to net interest expense of E127,000 in 1999. The net interest income in 2000 results from the investment of cash proceeds from our public offerings in June 1999 and June 2000 in low-risk securities, net of interest expense related to capital leases entered into prior to 2000. The net interest expense in 1999 reflected interest paid on lines of credit and other financing facilities in the first half of 1999, prior to our initial public offering.

    Foreign exchange gain (loss).  We had a net foreign exchange gain of E989,000 in 2000 compared to a net loss of E80,000 in 1999, due primarily to changes in value of the U.S. dollar (the primary currency other than the euro in which we invoice sales and make purchases) compared to the euro. In particular, we had unrealized gains in the amount of E1,627,000 at December 31, 2000 related primarily to large dollar-denominated receivables on our balance sheet.

    Income tax expense (benefit).  Our E1,534,000 tax benefit recorded in 2000 (E736,000 in 1999) represents research tax credits. Research tax credits are received in cash in the fourth year after the period in which they are recorded, if they are not used to offset income taxes payable prior to that time. We recorded no tax benefit for the tax loss carryforwards generated by the 2000 loss.

Fiscal year 1999 compared to fiscal year 1998

  Revenues

    Total revenues increased 86.8% from E19,574,000 in 1998 to E36,560,000 in 1999. The increase reflects a 170.1% increase in product sales offset in part by a 67.9% decrease in service revenues, and an 85.6% decrease in license fees and royalties. Product sales increased from 65.4% of total revenues in 1998 to 94.5% of total revenues in 1999, while service revenues decreased from 29.5% of total revenues in 1998 to 5.1% of total revenues in 1999. License fees and royalties also decreased from 5.1% of total revenues in 1998 to 0.4% of total revenues in 1999.

    Most of our revenues are from export sales. In 1999, 77% of our revenues were from customers in European countries outside of France, particularly the United Kingdom, compared to 56% in 1998. Customers in Asian countries accounted for 6% of our revenues in 1999 (compared to 16% in 1998), French customers made up 10% of total revenues in 1999 (compared to 12% in 1998) and 7% came from customers in the rest of the world (compared to 16% in 1998). Sales to Mitsubish were invoiced to their subsidiary in the United Kingdom, although Mitsubishi has indicated that they sold our products into the Asian market.

    Product sales.  Revenues from sales of our products totaled E34,563,000 in 1999, compared to E12,796,000 in 1998. Sales of mobile telephones accounted for 35.2% of total product sales in 1999, while 28.5% was from sales of WISMO modules, 34.6% from sales of wireless modems and 1.7% from other product sales. The increase in product revenues in 1999 was due principally to increased sales of mobile telephones with the launch of volume production in January 1999 and increased sales of WISMO modules for automotive and other wireless applications. These increases were offset by a decrease in pager sales, as we discontinued the product in mid-1998. All of our mobile telephone sales in 1999 were to one customer, and product deliveries pursuant to that contract were completed in the third quarter of 1999. Two new contracts for mobile telephones were signed with new customers in 1999. Deliveries pursuant to one of these contracts began in 2000.

    Technology development and other services.  Revenues from services decreased from E5,780,000 in 1998 to E1,853,000 in 1999. This decrease reflects the continuing evolution of Wavecom from a service-based company to a product-based company. ICO services revenues decreased from E3,182,000 in 1998 to E1,215,000 in 1999. These revenues were recognized in the first half of 1999. In August 1999 ICO filed for voluntary liquidation. The balance of our revenues from services was derived from product integration services for WISMO module customers.

    License fees and royalties.  License fees and royalties decreased from E998,000 in 1998 to E144,000 in 1999. License fees and royalties in 1999 were generated from one customer. We do not expect to receive license fees or royalties in the future.

  Cost of revenues

    Cost of goods sold.  Cost of goods sold consists mostly of the cost of components and our manufacturers' charges. Our cost of goods sold increased from E10,562,000 in 1998 to E26,236,000 in 1999. Our gross profit on product sales in 1999 was E8,327,000 (24.1% of product revenues) compared to E2,234,000 (17.4% of product revenues) in 1998. The cost of goods sold in 1998 includes the write-off of E1,342,751 of pager inventory following discontinuation of that product. If the sales and related cost of sales for the discontinued pager product line are excluded, our gross profit on product sales in 1998 would have been 27.7% of product revenues.

    In 1999, significantly higher production volumes allowed us to reduce unit costs and improve manufacturing yields on mature products. However, these savings were offset by lower manufacturing yields during the ramp-up phases of production of the WISMO1B modules and by lower margins achieved on a single mobile telephone contract. This contract, strategically important as it was our first large volume sales contract, included terms, such as the complete assembly of the finished product, which reduced the margin on the contract. We do not anticipate that our future contracts for the sale of WISMO modules for mobile telephone applications will include similar terms. Gross profit on product sales excluding the mobile telephone contract was 31.2% of related product revenues.

    Cost of services.  Our cost of providing services decreased from E3,741,000 in 1998 to E2,148,000 in 1999. Gross profit on services decreased from E2,039,000 (35.3% of service revenues) in 1998 to a loss of E295,000 in 1999. In 1999, we provided services primarily to ICO. In the second quarter of 1999, we recorded provisions for expected losses on the completion of certain milestones in the ICO development contract.

  Operating expenses

    Research and development.  We spent E11,913,000 (32.6% of revenues) on research and development in 1999 compared to E7,851,000 (40.1% of revenues) in 1998. This 51.7% increase in our research and development spending reflects, in part, the development efforts related to the second generation of wireless modems, the dual-band versions of the WISMO2 module, the WISMO3 module and the WISMO4 module. We began shipping our second generation wireless modems in the second quarter of 1999 and the dual-band version of the WISMO2 module in the first quarter of 2000. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS.

    Sales and marketing.  Sales and marketing expenses in 1999 totaled E3,412,000 (9.3% of revenues) compared to E2,088,000 (10.7% of revenues) in 1998. In 1999, our sales and marketing expenses increased 63.4% as we targeted new wireless applications markets and increased our presence in the Asia-Pacific and U.S. markets through our Hong Kong and San Diego subsidiaries, which were established in mid-1998. We increased the number of direct sales personnel from two at the beginning of 1998 to eight at December 31, 1999.

    General and administrative.  General and administrative expenses increased 56.4% from E1,962,000 (10% of revenues) in 1998 to E3,070,000 (8.4% of revenues) in 1999. We increased the number of personnel in our finance, administration and information services departments from 5 at the beginning of 1998 to 30 at December 31, 1999. Our initial public offering on the Nasdaq and Nouveau Marché stock markets in June 1999 has increased ongoing legal and administrative expenses related to financial communication and investor relations.

    Provision for loss-ICO development contract.  In the second half of 1999, we recorded a loss provision totaling E2,607,000 related to its contracts with ICO to develop technology for ICO's satellite-based mobile communications network. ICO announced on August 27, 1999 that it and certain of its subsidiaries, including ICO Global Communications (Operations) Ltd., had filed for reorganization under Chapter 11 of the United States Bankruptcy Code and for liquidation under the laws of the Cayman Islands and Bermuda. As a result of the liquidation and reorganization proceedings filed by ICO and its affiliates, our management determined that the recoverability of assets related to the ICO development contracts, principally accounts receivable and uninvoiced work in process, was uncertain and recorded a provision for loss for the net book value of all assets related to ICO on the balance sheet.

    Deferred compensation amortization.  Deferred compensation expense in a total amount of E7,366,000 was recorded in connection with the issuance of founders' warrants and stock options in September 1998 and in February 1999. This deferred expense is amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Consequently, amortization expense of E1,608,000 was recorded in 1999 compared to E126,000 in 1998.

  Other expenses

    Interest expense, net.  We recorded net interest and other expense of E127,000 in 1999 compared to E341,000 in 1998. The lower net expense in 1999 is due primarily to increased interest income from the investment of the proceeds of our initial public offering since June 1999, offset in part by interest expense from our use of short-term debt facilities to meet our working capital needs prior to the initial public offering and in part by an increased interest expense arising from purchases of fixed assets financed by capital leases.

    Interest expense related to beneficial conversion feature of convertible debt.  In April 1999, Wavecom issued FF 30 million (E4.57 million) aggregate principal amount of convertible notes with an interest rate of 10% per annum. The notes were converted into shares at the time of the initial public offering at a conversion price equal to the initial public offering price minus a discount of 20%. In connection with this issuance, Wavecom recognized a beneficial conversion feature of E1,072,000 which was amortized as interest expense over the term of the convertible notes.

    Foreign exchange gain (loss).  We had a net foreign exchange loss of E80,000 in 1999 compared to E23,000 in 1998, due primarily to changes in value of the U.S. dollar (the primary currency other than French francs in which we invoice sales and make purchases) compared to the euro.

    Income tax expense (benefit).  Our E736,000 tax benefit recorded in 1999 (E813,000 in 1998) represents research tax credits. Research tax credits are received in cash in the fourth year after the period in which they are recorded, if they are not used to offset income taxes payable prior to that time. We recorded no tax benefit for the tax loss carryforwards generated by the 1999 loss.

Selected quarterly operating results

    The following table sets forth a summary of Wavecom's unaudited quarterly operating results for each of the eight fiscal quarters in the period ended December 31, 2000. We have derived this information from our unaudited interim consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Three months ended
	March 31, 1999		June 30, 1999		Sept. 30, 1999		Dec. 31, 1999		March 31, 2000		June 30, 2000		Sept. 30, 2000		Dec. 31, 2000
	(unaudited) (in thousands, except share and per share amounts)
Revenues:
Product sales	E	9,048	E	10,774	E	8,626	E	6,115	E	7,142	E	10,962	E	15,322	E	29,628
Technology development and other services		639		644		115		455		48		292		896		1,281
License fees and royalties		110		34		0		0		—		—		—		—
Total revenues		9,797		11,452		8,741		6,570		7,190		11,254		16,218		30,909
Cost of revenues:
Cost of goods sold		6,655		8,555		6,472		4,554		4,705		8,388		12,658		25,705
Cost of services		133		1,233		141		641		756		1,098		1,295		1,373

Total cost of revenues		6,788		9,788		6,613		5,195		5,461		9,486		13,953		27,078

Gross profit		3,009		1,664		2,128		1,375		1,729		1,768		2,265		3,831
Operating expenses:
Research and development		2,834		2,537		2,974		3,568		3,719		3,591		3,888		4,934
Sales and marketing		711		813		776		1,112		1,275		1:432		1,271		1,858
General and administrative		595		648		645		1,182		1,032		1,261		1,303		2,004
Amortization of goodwill		—		—		—		—		—		—		—		47
Deferred compensation amortization		239		460		452		457		439		439		439		439
Provision for loss—ICO development contracts		—		—		2,714		(107)		—		—		—		—

Total operating expenses		4,379		4,458		7,561		6,212		6,465		6,723		6,901		9,282

Operating income (loss)		(1,370)		(2,794)		(5,433)		(4,837)		(4,736)		(4,955)		(4,636)		(5,451)
Interest and other income (expense), net		(78)		(182)		(32)		85		55		251		1,133		2,294
Non-cash beneficial conversion feature on convertible notes		—		(1,072)		—		—		—		—		—		—

Income (loss) before minority interests and income taxes		(1,448)		(4,048)		(5,465)		(4,752)		(4,681)		(4,714)		(3,503)		(3,157)
Minority interests		—		—		—		—		—		—		—		6

Income (loss) before income taxes		(1,448)		(4,048)		(5,465)		(4,752)		(4,681)		(4,704)		(3,503)		(3,151)
Income tax expense (benefit)		—		—		—		(736)		—		—		—		(1,534)

Net loss	E	(1,448)	E	(4,048)	E	(5,465)	E	(4,016)	E	(4,681)	E	(4,704)	E	(3,503)	E	(1,617)

Basic and diluted net loss per share	E	(0.14)	E	(0.37)	E	(0.41)	E	(0.30)	E	(0.35)	E	(0.35)	E	(0.24)	E	(0.11)

Shares used in computing basic and diluted net loss per share		10,000,000		10,798,809		13,423,469		13,423,469		13,423,469		13,606,813		14,605,598		14,669,285

    We believe that period-to-period comparisons of our operating results are not necessarily meaningful. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. You should not rely on them to predict future performance. Our revenue may fluctuate due to the amount of new customer orders and the timing in beginning production and delivery of these new orders. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of the timing of these orders and our development of new products and technologies. For a discussion of factors which may affect our quarterly and annual operating results, see "Item 3—Key Information—Risk Factors—Our quarterly revenues fluctuate significantly and may affect the price of our shares and ADSs."

Liquidity and capital resources

    From our inception in 1993 until April 1999, we financed our operations primarily through short- and long-term bank borrowings, including borrowings secured by receivables, and capital lease financing. Note 4 to our consolidated financial statements included in this annual report provides detail on these borrowings. Since April 1999, we have financed our operations using the net proceeds from the issuance of convertible debt (E4.6 million), our initial public offering (E36.1 million) in June 1999, and our second public offering (E96.5 million) in June 2000.

    We had negative cash flow from operating activities of E11,749,000 in 1999 and E8,579,000 in 2000. We expect negative cash flow to continue through the end of 2001, as a result of our current plans for increased spending on research and development and headcount increases in sales and marketing and in our production, logistics and quality teams. We had working capital of E89,893,000 at December 31, 2000.

    At December 31, 2000, our long-term debt and capital lease obligations (including the current portion), amounted to E1,594,000 compared to long- term debt and capital lease obligations of E2,291,000 at the end of 1999. We had E95,639,000 in cash, cash equivalents and short-term investments at December 31, 2000.

    At December 31, 2000 we had multi-currency overdraft facilities with two French banks allowing for maximum borrowings of E4,573,000. The overdraft facilities bear interest at market rates (Eurobor, Paris Interbank Offered Rate, London Interbank Offered Rate or Paris Market Rate—TMP) plus margins ranging from 0.5% to 1.5%. One of the facilities must be secured for 67% of the facility limit by the pledge of securities. This facility was partially utilized, for an amount of $493,000, at December 31, 2000. The other facility may be drawn down for an amount up to E762,000, but must be secured by the pledge of accounts receivable for amounts in excess of E762,000. No amounts had been drawn on this facility at December 31, 2000. Neither of these overdraft facilities have fixed terms.

    At December 31, 2000, we had a $980,000 dedicated line of credit used for the issuance of an import documentary credit. This line was secured by the pledge of securities for an amount of E841,000 at December 31, 2000. We also had a E2,868,000 dedicated line of credit used for the issuance of a bank guarantee to secure lease payments under a new office lease signed in December 2000. This line was secured by pledged certificates of deposit in the amount of E2,889,000 at December 31, 2000.

    The average rate on the overdraft facilities corresponded to an effective rate of 7.80% at December 31, 2000 and an average rate of 6.88% for the year ended December 31, 2000. The dedicated lines of credit were remunerated by a fixed fee rather than by interest.

    We have no material commitments for capital expenditures during 2001. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, on technological and market developments in the wireless communications industry and on other factors. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through 2001.

Interest rate risk

    At December 31, 2000, we had variable rate debt totaling E529,000, and E66.6 million in cash equivalents were invested in short-term money-market accounts bearing variable rates of interest.

Impact of currency fluctuations

    We publish our consolidated financial statements in euro, while our primary functional currency is the French franc. In 2000, 39% of our total revenues were recorded in U.S. dollars and virtually all the rest was in euro or in European currencies that now have fixed exchange rates against the euro. Although we purchase many of our components for U.S. dollars, most of our other operating expenses are in French francs. Dollar purchases and expenses represented approximately 47% of our cost of revenues and operating expenses in 2000. A strengthening of the euro (against which the French franc is fixed) against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange gain of E989,000 in 2000 and net foreign exchange losses of E80,000 in 1999 and E23,000 in 1998.

    We have not previously engaged in, and do not now contemplate entering into, significant or speculative currency hedging transactions. From time to time, we have entered into short-term currency swap agreements in order to hedge specific transactions. We may enter into such transactions or others on a non-speculative basis to the extent that we may in the future have substantial foreign currency exposure.

Item 6. Directors, Senior Management and Employees

Board of directors

    In accordance with French law governing a société anonyme, our business is managed by our board of directors and by our Chairman who, subject to the prior authorization of the board of directors for certain decisions, has full authority to manage Wavecom's affairs. The board of directors has appointed Mr. Alard as our Chairman.

    Under our by-laws, each director is elected by the shareholders at an ordinary general meeting for a maximum three-year term. Each director must own at least one Wavecom share. Under French law, a director may be an individual or a corporation. Our board currently has five directors. Directors may resign at any time and their functions as members of the board of directors may be terminated at any time by the shareholders at a general meeting. Directors must resign at the age of 65. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, members of the board of directors may be entitled to damages.

    Under French law, our board of directors is responsible, among other things, for presenting accounts to our shareholders and convening shareholders' meetings. The board of directors also reviews and monitors our economic, financial and technical strategies.

    Directors are required to comply with applicable law and with Wavecom's by-laws. Our directors may be jointly and severally responsible for actions that they take contrary to Wavecom's interests. In addition, the Chairman of our board is individually responsible for any actions of this sort that he may take.

    Our board of directors has formed an audit committee to review, act on and report to the board of directors with respect to various auditing and accounting matters, including the scope of the annual audits, the selection, performance and compensation of our independent accountants and Wavecom's accounting practices.

    The following table sets forth the names of the directors of Wavecom, their current positions with Wavecom, the dates of their initial appointment as directors and the expiration dates of their current term. Dates specified for directors representing corporations relate to the entity represented. Each of our director's terms expires on the date of the annual general meeting of shareholders that approves our accounts for the year indicated in the table below.

Name	Age	Current position	Initially appointed	Term expires
Michel Alard	46	Chairman of the Board of Directors	1993	2001
Aram Hékimian	45	Director	1993	2001
Delphis S.A. (represented by Marc Fourrier (age 47))	—	Director	1997	2003
Bernard Gilly	44	Director	1999	2002
Stephen Imbler	49	Director	2000	2002

    Our audit committee consists of Delphis S.A. (represented by Marc Fourrier), Bernard Gilly and Stephen Imbler.

Executive officers and other senior employees

    French law and our by-laws permit the board of directors to appoint up to five Managing Directors nominated by the Chairman. The board of directors determines their specific management powers and responsibilities. Each Managing Director has the legal authority to sign contracts on behalf of Wavecom and may be individually responsible for actions taken that are contrary to Wavecom's interests. The board of directors has appointed Mr. Aram Hékimian as Managing Director. Managing Directors can be removed from their position as Managing Director by the board at any time. Other officers appointed by the board of directors serve until the termination of their employment contracts.

    The following table sets forth the name and current position of our executive officers or senior employees:

Name	Age	Current position	Current position since
Michel Alard	46	Chairman of the Board of Directors	1993
Aram Hékimian	45	Managing Director, Chief Executive Officer and Acting Director of Sales and Marketing	1993
Jean-Charles Andreani	45	Director of Operations Asia-Pacific	1998
Marc Cases	38	Director of Manufacturing	2000
Deborah Choate	37	Director of Finance and Administration, Chief Financial Officer	1998
Hervé Gagnard	36	Director of Corporate Development and Communications	2000
Patrick Guérillot	37	Director of Technology Strategy, Chief Technology Officer	2000
Philippe Guillemette	35	Director of Research and Development	2000
Hany Neoman	39	Director of Operations—Americas	2000
Charles Chaussonnier	34	Regional Director of Sales—Europe, Middle East and Africa	1996
Claire Oliver	39	Director of Quality Assurance	1999
Françoise Pezzulo	34	Regional Director of Human Resources—Europe, Middle East and Africa	1999

    There are no family relationships between any of the directors or officers of Wavecom.

    Michel Alard has served as Chairman of the Board since he co-founded Wavecom in 1993. From 1988 to 1993, Mr. Alard was GSM project manager for Matra Communications, a telecommunications equipment company. Before joining Matra, Mr. Alard was joint head of research and development for

CCETT, a joint telecommunication research center of France Telecom and TéléDiffusion de France (TDF). From 1979 to 1982, Mr. Alard was a research engineer at SFP (Société Française de Production) and TDF, and was involved in television broadcasting. Mr. Alard has engineering degrees from the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. Mr. Alard also serves on the board of directors of ILOG, S.A., a French software company listed on Nasdaq and the Nouveau Marché.

    Aram Hékimian, a co-founder of Wavecom, has served as a director since 1993 and is currently a Managing Director and the Chief Executive Officer. He was head of the software department for Matra Communications from 1984 until 1993. Prior to joining Matra, he was a software engineer at Marben, a software engineering company, and CS Telecom, a company active in the field of telecommunications and railway signaling systems. Mr. Hékimian has a masters degree in science and technology from the University of Paris XII.

    Marc Fourrier served as a director of Wavecom individually from 1993 to 1997 and has represented Delphis since 1997. Mr. Fourrier is President of Delphis, a company that specializes in the creation and development of high technology companies. From 1989 to June 1997, Mr. Fourrier was a principal of Cleversys S.A., a consulting firm that specializes in information technology. Mr. Fourrier received engineering degrees from the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées, and an M.S. from the Massachusetts Institute of Technology. Mr. Fourrier also serves on the board of directors of ILOG, S.A., a French software company listed on Nasdaq and the Nouveau Marché.

    Bernard Gilly has served as a director of Wavecom since April 1999. He is a partner in the Life Sciences team of Sofinnova Partners, a European venture capital fund, having joined them in December 2000. From 1992 to 2000, he served as Chief Executive Officer of Transgene, a French biotechnology company listed on Nasdaq and the Nouveau Marché. From 1994 to June 1997, Dr. Gilly also served as Research Director of bioMérieux. Prior to that, he served in various capacities at Pasteur Mérieux, including that of Vice President, Research and Development, from 1990 to 1994. He received his doctoral degree in bioeconomics from the University of Rennes, and holds an AMP from INSEAD.

    Stephen Imbler has served as a director of Wavecom since March 2000. He is President and Chief Operating Officer of Hyperion Solutions. Prior to the 1998 merger between Arbor Software and Hyperion Software that created Hyperion Solutions, Mr. Imbler held the position of Senior Vice President and Chief Financial Officer at Arbor Software for three years. Prior to joining Arbor Software in 1995, Mr. Imbler served as Senior Vice President of Finance and Operations and Chief Financial Officer for Gupta Corporation, a software company. Mr. Imbler previously served as Vice President and Chief Financial Officer of Quick Response Services, Inc.; Vice President, U.S. Finance and Operations, and Vice President, Finance (Oracle Corporate) at Oracle Corporation; and Senior Tax Manager at Peat Marwick, San Francisco. Mr. Imbler received a master's degree in public accounting from the University of Texas and a bachelor's degree in piano performance from Wichita State University.

    Jean-Charles Andreani has been Wavecom's Director of Operations Asia-Pacific and the managing director of our Hong Kong subsidiary, Wavecom Asia Pacific Limited, since May 1998. From 1992 until he joined Wavecom, Mr. Andreani was the deputy managing director of NEC France. He has a degree in engineering from the Ecole Nationale Supérieure des Télécommunications.

    Marc Cases has served as Wavecom's Director of Manufacturing since December 2000. Prior to joining Wavecom, Mr. Cases was Manager of Corporate Sourcing at the research and development headquarters in Italy of Magneti Marelli, a Fiat subsidiary, from 1995 to 2000. From 1992 to 1995, he was an electronic components purchasing manager for Magneti Marelli. His experience prior to Magneti Marelli included various positions at Sextant Avionique in France. Mr. Cases has an engineering degree from the Conservatoire National des Arts et Métiers and a business degree from the Institut Administration des Entreprises.

    Deborah Choate has served as Wavecom's Chief Financial Officer since August 1998. Prior to joining Wavecom, Ms. Choate was a partner of Ernst & Young Audit in Paris. From 1984 until she joined the Paris office in 1991, Ms. Choate worked in Ernst & Young's San Francisco office and its national headquarters in Cleveland, Ohio. Ms. Choate has a B.S. in business administration from the University of California at Berkeley. She is a certified public accountant.

    Hervé Gagnard, Wavecom's Director of Corporate Development and Communications, joined Wavecom in January 1997. From January 1997 until December 1999 he served as Director of Marketing and was named Director of Corporate Development and Communications on January 1, 2000. From 1994 until the end of 1996, Mr. Gagnard was the head of product marketing at TDR, a French paging services company. From 1991 to 1993, Mr. Gagnard was business development manager at Motorola Codex, the French telecommunications subsidiary of Motorola. From 1987 until he joined Motorola Codex, Mr. Gagnard worked in commercial engineering and marketing positions at Fininfo and Line Data, French information technology companies. Mr. Gagnard has an engineering degree from the Ecole Nationale Supérieure des Arts et Metiers.

    Patrick Guérillot has been Wavecom's Director of Technology Strategic and Chief Technology Officer since December 2000. He was Director of Research and Development from April 1996 to December 2000. From 1991 until he joined Wavecom, Mr. Guérillot was project manager for consumer communications at Philips Consumer Communications in France. Prior to joining Philips, Mr. Guérillot was head of hardware for Sagem Telecom, a French telecommunications company. Mr. Guérillot has a degree in engineering from the Institut National des Sciences Appliquées.

    Philippe Guillemette has been Wavecom's Director of Research and Development since December 2000. From January to December 2000, Mr. Guillemette was Assistant Director of Research and Development, and from June 1995 until December 1999 he was Director of Software Development. Prior to joining Wavecom in 1993, Mr. Guillemette was a software engineer at Nortel Networks. He has an engineering degree from the Ecole d'Ingenieurs en Electronique et Electrotechnique.

    Hany Neoman has been Wavecom's Regional Director of Operations for the Americas and the chief operating officer of our U.S. subsidiary, Wavecom, Inc., since October 2000. From 1997 until joining Wavecom, he was first a General Manager of the Southern European division, and then Marketing Vice President, of Sterling Commerce. From 1994 to 1997, Mr. Neoman was president and chief executive officer of NeoSystems Inc., a start up based in London and New York, specialized in modular digital applications, which he founded. From 1990 to 1992 he was Head of Sales for Western Europe for Intel's Business Communications Division. Mr. Neoman has a degree in Design Engineering from the University of Turin, Italy, and an MBA from Strathclyde University in Glasgow, UK.

    Charles Chaussonnier has been Regional Director of Sales—Europe, Middle East and Africa since September 1996. From 1991 until he joined Wavecom, Mr. Chaussonnier was a project engineer and sales data broadcasting manager at TDF Radiodiffusion, a subsidiary of France Telecom. Mr. Chaussonnier has a degree in engineering from the Ecole Nationale Supérieure des Télécommunications.

    Claire Oliver has been Wavecom's Director of Quality Assurance since October 1999. From October 1992 until she joined Wavecom, Ms. Oliver worked at Valeo Electronique, most recently as Director of Quality Assurance. From January 1989 to September 1992, she worked as a test and new product introduction engineer at NT Méridian and from November 1995 to December 1988 she worked as a development engineer for Honeywell S.A. She has a degree in engineering from the Ecole Centrale de Lyon.

    Françoise Pezzulo has been Wavecom's Director of Human Resources since January 1999. From 1992 until joining Wavecom, she worked for Suez-Lyonnaise des Eaux, most recently as Assistant

Director of Human Resources. During 1991, she was responsible for internal communication at General Motors in Strasbourg, France. She has a degree in Human Resources Management from the Institut de Gestion Sociale.

Compensation of Directors and Officers

    We paid a total of E1,658,000 ($1,557,000) in compensation to our directors, executive officers and senior employees (18 persons during the year ended December 31, 2000. Non-salaried board members earn fees based on their attendance at Board meetings. E45,000 in such Board fees was earned by non-salaried Board members during 2000.

    In addition to cash compensation each of our executive officers and senior employees have received stock options or founders' warrants, and two non-salaried Board members have received warrants. During 2000, a total of 199,450 stock options and founders' warrants were granted to executive officers and senior employees, with exercise prices ranging from E69.86 to E139.52 and expiration dates ranging from March 29, 2010 to December 19, 2010. In March 2000, 15,000 warrants were granted to Bernard Gilly with an exercise price of E150.00 and an expiration date of March 14, 2005. In June 2000, 15,000 warrants with an exercise price of E103.23 were granted to Stephen Imbler; such warrants expire June 26, 2005. In every case, the individual officer, employee, or non-salaried Board member beneficially owns less than 1% of the share capital of the Company.

    Michel Alard, Chairman of the Board, was paid E133,774 in base salary in 2000 (E123,865 in 1999), and a performance-based bonus of E20,581 (E2,363 in 1999), by Wavecom S.A.. Aram Hékimian, Managing Director and Chief Executive Officer, also was paid E133,774 in base salary in 2000 (E123,865 in 1999), and a performance-based bonus of E20,581 (E2,363 in 1999), by Wavecom S.A.. Performance-based bonuses for Mr. Alard and Mr. Hekimian are decided by the Board of Directors based on the achievement of personal and Company objectives. No salaries or other compensation were paid by any group companies other than Wavecom S.A. Neither Mr. Alard nor Mr. Hékimian receive any fees related to their positions as members of the Board of Directors, nor are they granted warrants, stock options or founders' warrants.

Share Options and Warrants

    On September 21, 1998, our shareholders authorized the creation of a stock option plan and a founders' warrant plan for employees. As of March 31, 2001, a total of 663,500 shares are authorized for issuance pursuant to the stock option plan. No shares are authorized for issuance under the founders' warrant plan.

    At March 31, 2001, there were outstanding options, founders warrants and warrants to purchase a total of 1,765,109 shares granted by us, of which 308,393 were held by our current directors, executive officers and senior employees. Except as described in Item 7 below, each director, executive officer or senior employee beneficially owns less than 1% of the share capital of the company.

    The exercise prices of options and founders' warrants are based upon the fair market value of the underlying shares on the date of the grant. Prior to our initial public offering, the fair market value was determined based upon a number of factors, including the price to earnings ratio for comparable publicly traded companies, our business prospects for the particular year and cash constraints. Based upon the increased value of Wavecom implied by the initial public offering price of its shares, Wavecom recorded a compensation charge relating to its stock options and founders' warrants granted in September 1998 and in February and April 1999.

    Options expire 10 years after the grant date. Founders' warrants, which were issued to French tax resident employees of Wavecom S.A. expire after five years, as is required by French law. Any founders' warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders' warrants were issued to French employees to take advantage of favorable tax treatment for both employees and Wavecom. These tax benefits are not available for stock options in France. Other than the expiration dates, the terms of the founders' warrants are identical to the stock options.

    The following table sets forth information concerning outstanding options, founders warrants and warrants at March 31, 2001.

Number of shares	Exercise price per share	Expiration date
379,856	E2.29 ($2.15)	September 20, 2008
29,634	E4.57 ($4.29)	February 8, 2009
414,659	E4.57 ($4.29)	February 24, 2009
1,500	E4.57 ($4.29)	April 26, 2009
149,900	E139.52 ($131.01)	March 29, 2010
15,000	E150.00 ($140.85)	March 14, 2005
172,970	E103.23 ($96.93)	June 26, 2010
15,000	E103.23 ($96.93)	June 26, 2005
38,500	E136.62 ($128.29)	July 23, 2010
487,090	E69.86 ($65.60)	December 19, 2010
61,000	E26.68 ($25.05)	March 13, 2011

Employees and independent contractors

    As of March 31, 2001, we had 262 employees and 127 independent contractors and temporary employees. Eleven employees were located in San Diego, California, and 18 in Hong Kong and its two branches in Tokyo and Seoul; the remainder were located in France. The number of employees and independent contractors as of each of the past three years is as follows:

Year ended	Employees		Independent contractors and temporary employees
December 31, 2000	225	*	97
December 31, 1999	132		85
December 31, 1998	98		92

* 2 of these employees have fixed-period contracts and one has a training contract.

    As of December 31, 2000, we had 225 employees and 97 independent contractors and temporary employees, of whom 33 were engaged in sales and marketing, 51 in production, assembly and quality control, 188 in research and development and 50 in administration and finance.

    Wavecom believes that the level of competency of its personnel and the spirit of team work and cooperation that exists among them are the principle resources of the Company and this allows the Company to have a stable environment and to attract the best talent. For this reason, Wavecome strives for employee retention through different methods, including competitive compensation and option and warrant programs. The options and warrants granted to the employees represent potentially about 12% of the capital of the Company. Wavecom believes that it has good relations with its employees and their representatives and that, for this reason, the Company has a low rate of employee turnover (6.2% in 2000 and 3.6% in 1999).

    Employment contracts with all of our employees in France are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry. In addition, as is required by French law, our management holds periodic meetings with employee representatives. We believe that relations with our employees and independent contractors are good.

    As of January 1, 2000, French employers became subject to a new law reducing the workweek to 35 hours. This law is implemented on the basis of two employee categories. In this respect, we established an implementation plan with respect to both categories, in 2000, for which we are still awaiting final validation by the collective bargaining organization.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

    The following table sets forth certain information regarding beneficial ownership of our shares (including ADSs) as of April 30, 2001 for (i) each person known by us to own beneficially more than 5% of the outstanding shares and (ii) all of our current directors and officers individually, and as a group. To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

	Shares beneficially owned
Name of beneficial owner
	Number	Percent
Michel Alard(1)	2,404,539	16.3
Aram Hékimian(2)	2,445,540	16.6
André Jolivet(3)	2,031,080	13.8
Delphis(4)	1,340,821	9.1
Bernard Gilly(5)	10,001	*
Stephen Imbler(6)	5,001	*
All current directors, executive officers and senior employees as a group (15 persons)(7)	6,192,970	42.0

*
less than 1%
(1)
Michel Alard's share total includes 244,000 shares held of record by Mr. Alard's wife and 1,559,790 shares held of record by his children. Mr. Alard has the right to vote or sell the shares held by his children. Mr. Alard disclaims beneficial ownership of all shares owned by his wife.
(2)
Aram Hékimian's share total includes 200,000 shares held of record by Mr. Hékimian's wife and 1,400,000 shares held by his minor children. Mr. Hékimian has the right to vote or sell the shares owned by his minor children. Mr. Hékimian disclaims beneficial ownership of all shares owned by his wife.
(3)
Based solely on a Schedule 13D filed by Mr. Jolivet with the Securities and Exchange Commission on December 27, 2000 and includes shares held of record by Remote Reward SAS and Stepmind S.A.
(4)
Includes 4,000 shares held of record by Marc Fourrier, the principal of Delphis, which is a director of Wavecom. Mr. Fourrier may be deemed the beneficial owner of the shares held of record by Delphis.
(5)
Includes 10,000 warrants which are exercisable within 60 days from the date of this annual report.
(6)
Includes 5,000 warrants which are exercisable within 60 days from the date of this annual report.
(7)
Includes shares owned by the spouses and by and for the benefit of the children of Mr. Alard and Mr. Hékimian and all shares owned of record by Delphis. See notes (2), (3) and (4) above. Includes 59,246 options, founders' warrants and warrants which are exercisable within 60 days from the date of this annual report.

Major changes in ownership

    Several of our directors and executive officers sold shares in our follow-on public offering in June 2000. The following table sets forth the related changes in these holdings as a percentage of our outstanding shares:

Name	Pre-Sale Percentage	Post-Sale Percentage
Michel Alard	19.0	16.9
Aram Hékimian	19.1	17.0
Delphis	9.9	8.8

Distribution of Shareholdings

    The approximate number of record holders of our ADSs and shares in the U.S. on March 31, 2001 was 2 registered holders of ADSs and 0 registered holders of shares. Our ADSs held in the U.S. represented approximately 7.4% of our issued and outstanding shares as of such date. Our ADSs are issued by The Bank of New York, as depositary. Each ADS evidences one share.

Related Party Transactions

    In December 2000, we entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major shareholder and member of our board of directors. The agreement calls for Mr. Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, but at a maximum two days per week. Such services are compensated at the rate of E1,448 per day. During the year ended December 31, 2000, Delphis was paid E8,826.

    We were not a party to any other related-party transactions during 2000.

Item 8. Financial Information

Financial Statements

    See Item 17 and the financial statements beginning on page F-1 of this annual report.

Legal Proceedings

    In August 1999, ICO Global Communications (Operations) Ltd., a Cayman Island company, filed for liquidation under the laws of the Cayman Islands and Bermuda and reorganization under Chapter 11 of the United States Bankruptcy Code. We had previously entered into two contracts with ICO, one relating to the development of certain technical specifications for ICO's mobile satellite telephones and the other relating to production of mobile telephones and modems for ICO's satellite system. As a result of the liquidation and reorganization proceedings filed by ICO and its affiliates, in the second half of 1999 our management determined that the recoverability of assets related to the ICO development contracts, principally accounts receivable and uninvoiced work in process, was uncertain and recorded a provision for loss for the net book value of all assets related to ICO on our balance sheet, totaling E2,607,000. In May 2000, ICO emerged from bankruptcy. Pursuant to the reorganization plan, settlement of our claims against ICO arising prior to the ICO bankruptcy filing was made in ICO shares. Given that ICO has not yet successfully launched a satellite, we have recorded a provision against the entire value of the shares, resulting in a zero net book value. In May 2000 we also entered into an agreement with ICO to conclude our business relationship. This new agreement requires us to deliver one product milestone, which is expected to be met during 2001.

    Other than the ICO proceedings, we are not currently a party to any material legal proceedings or aware of any threatened or potential material legal proceedings.

Dividends

    Wavecom declared dividends totaling E152,000 ($138,153) in 1998; we did not declare any dividends in 1999 or in 2000. We intend to retain any future earnings for investment in the development and expansion of our business and do not expect to pay any cash dividends on our shares in the foreseeable future.

Item 9. The Offer and Listing

Price Range of Shares and ADSs

    Our shares have been listed on the Nouveau Marché of the Paris Bourse since June 14, 1999 and our ADSs have been quoted on the Nasdaq National Market under the symbol "WVCM" since June 9, 1999. The following table sets forth the range of high and low closing sale prices of our shares and ADSs for the periods indicated:

	Per Share				Per ADS
	High		Low		High	Low
Year ended December 31, 1999
Second Quarter	E	13.50	E	11.40	$14.06	$11.75
Third Quarter	E	18.45	E	13.11	$18.81	$14.13
Fourth Quarter	E	99.00	E	14.00	$94.75	$15.06
Year ended December 31, 2000
First Quarter		E166.90	E	66.00	$168.87	$64.50
Second Quarter		E127.00	E	76.10	$110.00	$70.00
Third Quarter		E161.50		E113.50	$149.75	$104.00
Fourth Quarter		E138.00	E	53.00	$119.50	$44.00
October		E138.00	E	85.80	$119.50	$65.12
November	E	99.50	E	53.00	$87.00	$44.00
December	E	85.60	E	61.50	$72.50	$50.37
Year ended December 31, 2001
January	E	67.00	E	50.05	$67.12	$49.50
February	E	57.50	E	24.40	$53.62	$20.75
March	E	28.60	E	17.17	$27.00	$15.00
April	E	34.30	E	16.70	$30.50	$15.25
May	E	44.20	E	31.80	$36.60	$28.75
June (through June 15, 2001)	E	41.08	E	32.86	$34.74	$28.50

    On June 21, 2001, the last reported sale price for our ADSs on the Nasdaq National Market was $28.11 per ADS and the last reported sale price for our shares on the Nouveau Marché was E31.81 per share.

Item 10. Additional Information

Articles of Incorporation (Statuts)

    Our articles of association are attached as exhibit 1 to this annual report.

Material Contracts

    This section provides a summary of all material contracts to which we are a party and that are to be performed in whole or in part after the date hereof or that have otherwise been entered into during the two immediately preceding financial years. The full text of the agreements discussed below is available as exhibits to our registration statements on Form F-1, registration numbers 333-10372 and 333-11764, filed with the SEC on June 2, 1999 and June 6, 2000, respectively, as amended.

    On January 6, 1999 we entered into a GSM Essential Properties Cross License Agreement with Motorola Inc. This agreement relates to the intellectual property Motorola and Wavecom own or develop for the technical specifications for the GSM standard. Each party grants a license to the other party to use the intellectual property they own or develop for the GSM standard. In addition, the agreement requires us to pay to Motorola a license fee for each GSM product we sell. The Agreement remains effective as long as both Motorola and Wavecom continue to manufacture products which use the GSM standard.

    On July 7, 1999 we entered into an Agreement relating to the Development and Manufacture of GSM Modules with Amtal International Limited. Amtal, acting as agent for TCL Industrial Holdings Limited, agreed to purchase an initial order of 200,000 WISMO modules to be delivered starting in the second quarter of 2000. The WISMO modules to be provided pursuant to this agreement are WISMO 2C dual-band GSM modules for use in mobile telephones. Changes in the WISMO module price may be made by Wavecom with 90 days prior notice. The agreement may be terminated with written notice at least 180 days prior to the date of termination.

    On February 11, 2000, we entered into an Agreement relating to the development and manufacture of a GSM hand held portable with NEC Corporation. The contract called for an initial order by NEC of 600,000 WISMO modules to be delivered within the first 12 months of production. The WISMO modules to be provided pursuant to this agreement are based on the WISMO 2C dual-band GSM modules and are for use in mobile telephones. The agreement provides for us paying NEC liquidated damages in the event that certain development schedule milestones are not met. The price to be paid per WISMO module shall be reviewed each quarter and may be amended with the written agreement of both parties. The agreement may be terminated with 90 days prior written notice if either party fails to perform a material obligation of the Agreement and such failure is not remedied within 30 days.

    On June 17, 1999, we entered into a contract for Manufacturing and Related Service with Solectron-France S.A. Pursuant to this agreement, Solectron manufactures, assembles and tests our WISMO module lines. We are required to provide Solectron with certain specified components necessary for the manufacturing of WISMO modules and Solectron provides other specified components. The price to be paid by us per product is to be reviewed every three months, with a new price mutually agreed by the parties to be effective for the upcoming three-month period. The term of the agreement is for one year and is automatically renewed for additional terms of one year each, unless written notice to the contrary is sent by one of the parties at least 90 days before the anniversary date of the Agreement. The total term of the agreement may not exceed three years. We are currently in the process of renegotiating the pricing procedure so that it will be reviewed every month.

    On February 25, 2000 we entered into an agreement with Funkanlagen. This agreement called for an initial order of 100,000 WISMO modules to be delivered over a 14-month period starting in March 2000. The WISMO modules to be provided pursuant to this agreement are WISMO 2C dual-band GSM modules for use in telemetry applications. We are required to give Funkanlagen 60 days prior notice of any price modifications for our products. The Agreement may be terminated by either party by providing written notice of termination 180 days prior to the effective date of termination.

    In May 1999, we entered into a User Terminal and Modem Supply Contract with ICO Global Communications (Operations) Ltd. relating to the manufacture of a mobile telephone and modem based on the ICO system. As a result of the voluntary liquidation of ICO in 1999 and the related reorganization plan, that contract was terminated and a new agreement was entered into between the parties in May 2000. As a result of the significant decrease in expected revenue from ICO, however, we do not consider the new agreement with ICO to be material.

Exchange Controls

    There are currently no French foreign exchange control restrictions on the payment of dividends on the shares or the conduct of our operations. There are no restrictions under our by-laws (statuts) or under French law that limit the right of non-resident or foreign holders to hold the shares or to vote.

Taxation

French Taxation

    The following discussion generally summarizes the material French tax consequences of purchasing, owning and disposing of shares and ADSs. This discussion is based on the laws in force on the date of this annual report, and is subject to any changes in applicable French laws or in any applicable double taxation conventions or treaties with France and another country or territory occurring after this date.

    There are currently no procedures available for non-U.S. residents who are holders of ADSs or shares to claim or receive from the French tax authorities any tax treaty benefits with respect to dividends. These benefits include payment of the avoir fiscal and potential reduced withholding tax rates, that a holder may be entitled to receive under a treaty between France and the holder's country of residence. Those considering the purchase of shares or of ADSs, including non-U.S. residents, are urged to consult their own tax advisors concerning the consequences of purchase, ownership and disposition of ADSs.

Taxation on sale or disposition of shares or ADSs

    Non-residents of France are generally not subject to any French income tax or capital gains tax on the sale or disposition of shares or ADSs, unless they have held, either individually or jointly with family members, directly or indirectly, more than 25% of the dividend rights (bénéfices sociaux) of the company at any time during the five preceding years. This rule may be modified by more favorable provisions of a tax treaty. Foreign states, international organizations and certain public bodies are generally not French residents for French tax purposes.

    If a transfer of a listed company's shares is evidenced by a written agreement, that agreement is, in principle, subject to registration formalities, including a 1% registration duty assessed on the greater of the purchase price or the market value of the shares (subject to a maximum assessment of FF 20,000 per transfer). Generally, no such duty is due if the agreement providing the transfer of a listed company's shares is effected by means of a written agreement that is executed outside France. In general, no stock exchange stamp tax is payable on the sale of shares by non-French residents. Prospective investors in shares or ADSs should consult their own advisors concerning the applicability of French transfer tax to any agreement evidencing the transfer of their shares or ADSs.

Taxation of dividends on shares

    Under French law, our dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of any dividend we pay. However, Article 9-IV of the 2001 Finance Law provides that, subject to certain limited exceptions, the rate of the avoir fiscal is reduced to 25% in 2001 and 15% in 2002 of the dividend paid when used or received by persons other than individuals. Dividends paid to non-French residents normally are subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal. Non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may benefit from a reduced rate of withholding tax and may be entitled to a tax credit in their country of residence equal to the amount of the tax withheld in France. They also may be entitled to receive a refund of the avoir fiscal, as described below.

    France has entered into treaties with the following countries, territories and Territoires d'Outre-Mer under which qualifying residents are entitled to obtain, from the French tax authorities, a reduction (generally to 15%) of all or part of the French withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). In the case of German tax residents, a tax credit in an amount equal to, and in lieu of the applicable avoir fiscal is available. Treaties with some of the countries or territories listed below contain specific limitations applicable to corporate entities' eligibility to the benefit of the avoir fiscal or limit the right to such a refund strictly to individual residents as opposed to corporate entities.

Countries
Australia Austria Belgium Bolivia Brazil Burkina Faso Cameroon Canada Finland Gabon Ghana Germany Iceland India Israel Italy Ivory Coast Japan	Mexico Netherlands New Zealand Niger Norway Pakistan Senegal Singapore South Korea Spain Sweden Switzerland Togo Turkey United Kingdom United States of America Venezuela
Luxembourg	Territoires d'Outre Mer and Others
Malaysia
Mali Malta Mauritius	Mayotte New Caledonia Saint-Pierre et Miquelon

    Dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty (other than German residents) will be subject at the time of payment to withholding tax at the reduced rate, as provided in the applicable treaty rather than to the 25% French withholding tax, provided that they establish their entitlement to the reduced rate before the payment of the dividend.

    French companies that distribute dividends out of profits which were not taxed at the ordinary corporate rate, or which have been earned and taxed more than five years before the distribution of the dividend must pay an equalization tax called précompte equal to 50% of the net dividend before withholding tax. When a tax treaty does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but otherwise is entitled to the benefits of a tax treaty, that investor may obtain from the French tax authorities a refund, net of applicable withholding tax, of the précompte paid in cash by the company, if any.

Estate and gift tax

    France imposes estate and gift tax on the shares of a French company acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries under which, assuming certain conditions are met, residents of the treaty countries may be exempted from estate and gift taxes or may obtain a tax credit. Prospective investors in shares or ADSs should consult their own advisors concerning the applicability of French estate and gift tax to their investment in Wavecom and the availability of, and the conditions for claiming exemption under an applicable treaty.

Wealth tax

    In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to non-French resident individual investors owning directly or indirectly less than 10% of the company's share capital.

Taxation of U.S. Investors

    The following discussion generally summarizes the material U.S. federal tax consequences and the material French tax consequences of the purchase, ownership and disposition of shares or ADSs by holders who are for United States federal income tax purposes:

  •
  citizens or residents of the United States,
  •
  corporations, partnerships, unless otherwise provided by Treasury Regulations, or other entities thereunder organized in or under the laws of the United States or of any political subdivision thereof,
  •
  estates, the income of which is subject to U.S. federal income taxation regardless of the source of such income, or
  •
  trusts, the income of which is subject to U.S. federal income taxation regardless of the source of such income, subject to the primary supervision of a U.S. court under the control of one or more persons just described, and solely for purposes of the discussion of French tax consequences below, only the above-described holders:

  •
  whose ownership of shares or ADSs is not effectively connected with a permanent establishment or fixed base in France,
  •
  who, in the case of individuals or other non-corporate holders, other than partnerships or trusts, are residents of the United States,
  •
  that, in the case of United States corporations other than regulated investment companies, do not own, directly or indirectly, 10% or more of our capital,
  •
  that, in the case of United States corporations that are regulated investment companies, do not own, directly or indirectly, 10% or more of our capital if less than 20% of such corporation's shares are owned by persons who are not citizens or residents of the United States,
  •
  that in the case of partnerships or trusts that are treated as residents of the United States as defined by the convention, to the extent that its partners, beneficiaries or grantors are themselves individuals or other non-corporate entities that are residents of the United States, or United States corporations, other than regulated investment companies, that do not own, directly or indirectly, 10% or more of our capital.

    This discussion may not describe all of the tax considerations related to the purchase of shares or ADSs that may be relevant to an investor in light of that investor's particular tax situation. In particular, this discussion deals with holders that hold shares or ADSs as capital assets, as that term is defined in the Internal Revenue Code, and does not address the tax considerations relevant to investors that are subject to special tax rules, such as banks, insurance companies, securities dealers, persons subject to the alternative minimum tax, persons that will hold shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes and persons that have a functional currency other than the U.S. dollar. For a discussion of French tax matters relating to the holdings of shares or ADSs generally, see "French Taxation."

    The statements on United States tax law are based on the tax laws and practice of the United States, and the statements on French tax law are based upon the tax laws and practice of France, in effect on the date of this annual report as well as on the convention between the United States of America and France for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital dated August 31, 1994, all of which are subject to change. In addition, the statements are based in part upon the representations of the Bank of New York and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Owners and prospective purchasers of shares or ADSs should consult their own advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any state or local tax laws.

French Taxation

    The following discussion generally summarizes the material French tax consequences to holders of the acquisition, ownership and disposition of the shares or ADSs.

    Holders of ADSs deemed to be owners of shares.  For purposes of the convention, owners of ADSs will be treated as the owners of the shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a holder will not result in the imposition of French tax.

    Dividends.  Dividends paid to non-residents of France generally are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the avoir fiscal. The avoir fiscal is a tax credit available to French residents equal to 50% of the amount of dividends received from French companies such as ours. However, subject to certain limited exceptions, article 9-IV of the 2001 Finance Law provides that the rate of the avoir fiscal is reduced to 25% in 2001 and 15% in 2002 of the dividend paid when used or received by persons other than individuals. Such person may also be entitled to an additional tax credit equal to (i) 50% of the précompte, paid in cash if the avoir fiscal is calculated at a 25% rate or to (ii) 70% of the précompte paid in cash if the avoir fiscal is calculated at a 15% rate. Under the convention, the rate of French withholding tax on dividends paid to eligible holders is reduced to 15%. Such holders are also entitled to a payment equal to the avoir fiscal at the rate of 25% (for 2001), 15% (for 2002), or 50%, if the holder is an individual, less a 15% withholding tax. Subject to certain conditions, such holders may also benefit from the additional tax credit equal to 50% or 70% of the précompte as previously mentionned. Dividends paid to a holder will be immediately subject to the reduced rate of withholding of 15% at the time of payment, provided that such holder establishes before the date of payment that it is a resident of the United States under the convention and, if it is not an individual, that it is the owner of all the rights relating to the full ownership of the shares or ADSs, including, but not limited to, dividend rights. A holder generally will be entitled to receive a payment of the avoir fiscal only if such holder, or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust, is subject to U.S. federal income tax on the avoir fiscal payment and the dividend to which it relates.

    Some entities are not entitled to the full avoir fiscal. Tax-exempt U.S. pension funds, various other tax-exempt entities, not-for-profit organizations and individuals (with respect to dividends beneficially owned by such individuals and derived from an investment retirement account) that own, directly and indirectly, less than 10% of our capital, and that satisfy certain filing formalities:

(1)
are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal, and

(2)
are eligible for the imposition of the reduced withholding tax rate of 15% on dividends.

    Currently, to benefit from the reduced rate of French withholding tax immediately upon payment of a dividend and to receive the payment of the avoir fiscal or the partial payment of the avoir fiscal, a holder must complete and file French Treasury Form RF 1A EU-No. 5052, Application for Refund, before the date of payment of the relevant dividend together with, if such holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of such shares or ADSs including but not limited to dividend rights, or, if such holder is not the owner of all such rights, certain information concerning the holder of the rights other than the dividend rights. If completion of the French Treasury Form and the attached affidavit is not possible prior to the payment of dividends, the holder may, however, be eligible for the reduced rate of 15% at the time the dividends are paid if he duly and timely completes and provides to the French tax authorities prior to the payment of dividends a simplified certificate, stating that:

  •
  the holder is a U.S. resident within the meaning of the convention,

  •
  the holder has no permanent establishment or fixed based in France with which the holding giving rise to the dividend is effectively connected,

  •
  the holder owns all the rights attached to the full ownership of the securities or shares, including but not limited to dividend rights, and

  •
  the holder meets all the requirements of the convention for obtaining the benefit of the reduced rate of withholding tax and the refund of the French avoir fiscal. Finally, tax-exempt pension funds with a right to obtain a refund or a partial refund of avoir fiscal must also establish that they qualify as pension funds under the Internal Revenue Code.

    The French Treasury Form RF 1A EU-No. 5052, Application for Refund, together with instructions, will be provided by the depositary to any ADR holder upon request. Copies are also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all forms or certificates completed by holders and returned to the depository in time for prompt filing with the French tax authorities. If the French Treasury Form is not timely filed, the holder may claim a refund of the excess withholding tax and may claim the avoir fiscal by filing the French Treasury Form before December 31 of the year following the year in which the related dividend is paid.

    The avoir fiscal or partial avoir fiscal is generally expected to be paid to holders within 12 months of filing the French Treasury Form RF 1A EU-No. 5052, Application for Refund, but not before January 15th following the end of the calendar year in which the dividend is paid.

    Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a payment of an equalization tax called précompte by such companies equal to 50% of the net amount distributed. A holder not entitled to the full or partial avoir fiscal generally may obtain from the French tax authorities a refund of any précompte, at the rate of 50%, paid in cash, as opposed to any précompte paid by offsetting French and/or foreign tax credit, in respect of the dividends less the French withholding tax at the rate of 5 or 15%. Holders entitled to the refund of the précompte must apply for such refund by filing a French Treasury Form RF 1B

EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form, together with instructions, is available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents at 9, rue d'Uzés, 75094 Paris Cedex 2.

    Sales of shares or ADSs.  Under the convention, no French tax is levied on any capital gain derived from the sale of shares or ADSs by a holder.

    Estate and gift tax.  Under the estate and gift tax convention between the United States and France dated November 24, 1978, a transfer of shares or ADSs by gift or by reason of the death of a holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, unless the donor or the decedent was domiciled in France at the time of making the gift, or of his or her death, or the shares or ADSs were used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

    Wealth tax.  The French Wealth Tax (impôt de solidarié sur la fortune) does not apply to a holder, provided that the holder does not own, individually or with related persons, directly or indirectly, shares or ADSs which collectively represent the right to at least 25% of the corporate earnings and the shares or ADSs are not part of the assets of a permanent establishment or a fixed base located in France.

    Transfer taxes.  Transfers of a listed company's shares will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed within France. Should such written agreement be executed within France, it would be subject to transfer taxes at the rate of 1% to a maximum of FF 20,000 per transaction. A stock exchange stamp tax may be due in some cases.

United States Taxation

    The following discussion generally summarizes the material U.S. Federal income tax consequences to U.S. holders, of the acquisition, ownership and disposition of the ADSs or shares.

    Holders of ADSs deemed to be owners of shares.  For purposes of the Internal Revenue Code, a U.S. holder of ADSs will be treated as the owner of the underlying shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a U.S. holder will not result in recognition of gain or loss for U.S. Federal income tax purposes.

    Dividends.  Distributions, other than a mere pro rata distribution of shares, made by us with respect to our shares, including shares represented by ADSs, including the amount of any French taxes withheld therefrom, will be includable in the gross income of a U.S. holder as dividend income from a source other than within the United States to the extent of our current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes. Avoir fiscal and précompte payments will be considered dividends to the same extent. Such dividends will not be eligible for the dividends received deduction otherwise allowed to corporations. To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax- free return of the U.S. holder's tax basis in its shares or ADSs to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. Dividends paid in euro will be includable in income in a U.S. dollar amount based on the prevailing U.S. dollar-euro exchange rate on the date of receipt by the custodian or the date of receipt by the U.S. holder of shares, whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the euro will be U.S. source ordinary income or loss. A U.S. holder may also recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, on a subsequent conversion or other disposition of the refund of the excess withholding tax initially withheld from a dividend payment if the refund is converted into U.S. dollars at an exchange rate different than the rate used to translate the U.S. holder's dividend income. Any French tax withheld from a dividend will be treated as a foreign tax creditable, subject to the limitations discussed below, against the U.S. Federal income tax liability of a U.S. holder. Amounts creditable against U.S. tax are permitted, at the election of the U.S. holder, to be deducted. Under the Internal Revenue Code, the amount of foreign tax eligible for credit against the U.S. Federal income tax liability of a U.S. holder is limited to the amount of U.S. tax attributable to the U.S. holder's taxable income from sources other than within the United States. For purposes of computing this limitation, the amount of foreign tax eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us will be passive income or in the case of certain U.S. holders, financial services income. Prospective investors must consult their own tax advisors regarding the availability of such a credit.

    Sale of ADSs or shares.  Upon a sale or exchange of ADSs or shares, a U.S. holder will recognize gain or loss equal to the difference between the amount realized upon the disposition and such U.S. holder's adjusted tax basis in the ADSs or shares. Such gain or loss will be a capital gain or loss. Capital gains recognized on the sale or exchange by individuals of capital assets are subject to a 20% maximum tax rate if the capital assets have been held for more than one year. Gains on the sale of ADSs or shares held for less than one year will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. Prospective U.S. investors should consult their own tax advisors regarding the availability of such an offset.

    No French tax is imposed on the capital gains of a U.S. holder arising from the sale or exchange of ADSs or shares provided that certain treaty requirements are satisfied. See "French Taxation—Sales of Shares or ADSs." In the event that French tax is imposed on capital gains of a holder under the convention from the sale or exchange of ADSs or shares, U.S. holders should consult their own tax advisors with respect to their ability based on their particular circumstances to credit such tax against their U.S. Federal income.

    Passive Foreign Investment Company.  For U.S. federal income tax purposes, a Passive Foreign Investment Company, commonly referred to as a PFIC, is a foreign corporation in which either:

  •
  75% or more of its gross income in a tax year is passive income; or

  •
  at least 50% of the average percentage of its assets, by value, produce or are held for the production of passive income. The U.S Internal Revenue Service has indicated that cash balances even if held for working capital, are considered to be assets that produce passive income.

    As of the date of this annual statement, we are not a PFIC nor do we expect to be a PFIC in the future. However, because the determination of PFIC status in the future will be based upon annual determinations of the composition of our income and assets, there can be no assurance that we will not become a PFIC in the future. We will monitor our status and will notify U.S. shareholders if we believe that we are properly classified as a PFIC for any taxable year. However, this discussion does not address the material U.S. Federal income tax consequences to U.S. holders that would result if we were to become a PFIC. If we become a PFIC, the U.S. Federal income tax consequences to U.S. holders of the purchase, ownership, disposition or deemed disposition of ADSs or shares will change significantly from the consequence presented in this discussion.

Information reporting and backup withholding

    Dividend payments with respect to ADSs or shares and proceeds from the sale or redemption of ADSs or shares may be subject to information reporting to the IRS and possible backup withholding at a 31% rate. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9 in the case of U.S. persons and on IRS Form W-8BEN in the case of non-U.S. persons. Treasury regulations applicable to payments made on or after December 31, 2000 generally expand the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

    Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on Display

    We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information may be obtained, upon written request, from The Bank of New York, as depositary, at its office located at 101 Barclay Street, New York, NY 10286. Such reports and other information may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison, Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048, upon payment of prescribed fees.

Item 11. Market Risk

    Wavecom's exposure to market risk through its minimal use of derivative financial instruments and other financial instruments, including investments in marketable securities, is not material.

Item 12. Description of Securities other than Equity Securities

    Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

    Not Applicable

Item 14. Use of Proceeds

    We successfully completed our initial public offering in June 1999, with net proceeds to Wavecom of E36.1 million ($33.9 million), and a follow-on public offering in June 2000, with net proceeds to Wavecom of E96.5 million ($90.6 million). The effective dates of the Securities Act registration statements for which the use of proceeds information is being disclosed are June 7, 1999 and June 8, 2000 (registration numbers 333-10372 and 333-11764, respectively).

    In fiscal 1999, we used approximately E4.4 million of the amount of net offering proceeds to repay short-term debt and approximately E9.6 million to fund operations. In fiscal 2000, we used approximately E1.2 million to fund the acquisition of a less than 1% equity interest in Cambridge Silicon Radio Ltd., a developer of Bluetooth radio technology, approximately E8.3 million to purchase property and equipment and approximately E8.6 million to fund operations.

    In addition, in 2000, we acquired a 61.88% interest in a San Diego-based software development company for E3,454,000 in cash.

Item 17. Financial Statements

    See the financial statements beginning on page F-1.

Item 19. Exhibits

1	Statuts (by-laws) of the Registrant dated June 27, 2000 (English Translation).
2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued thereunder (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).
2.2	Form of American Depositary Receipt (included in Exhibit 4.1 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).
4.1
GSM Essential Properties Cross License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).**
4.2
Agreement relating to the sale of GSM modules, dated July 7, 1999 between Amtal International Limited and Wavecom Asia Pacific Limited (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form F-1, File No. 333-11764).**
4.3
Agreement relating to the development and manufacture of a GSM hand held portable, dated February 11, 2000 between NEC Corporation and Wavecom S.A (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form F-1, File No. 333-11764).**
4.4
Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form F-1, File No. 333-11764).**
4.5	Agreement between Funkanlagen and Wavecom S.A. dated February 25, 2000 (filed as Exhibit 10.9 to the Registrant's Registration Statement on Form F-1, File No. 333-11764).**
8	List of subsidiaries of the Registrant.
10	Consent of Ernst & Young Audit.

**
The Registrant has received confidential treatment of portions of this agreement.

SIGNATURES

    Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAVECOM S.A.
By:	/s/ DEBORAH CHOATE
Deborah Choate Chief Financial Officer

Date: June 22, 2001

WAVECOM S.A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Wavecom S.A.

    We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 1998, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of Wavecom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wavecom, S.A. at December 31, 1998, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

/s/ JOHN MACKEY
represented by
John Mackey

Paris, France
March 15, 2001

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
(1998 amounts have been translated from the prior reporting
currency, French francs, to euro, using the December 31, 1998 fixed rate)

	Years ended December 31,
	1998		1999		2000		2000
Revenues:
Product sales	E	12,796	E	34,563	E	63,055	$59,196
Technology development and other services		5,780		1,853		2,518	2,364
License fees and royalties		998		144		—	—

Total revenues		19,574		36,560		65,573	61,560
Cost of revenues:
Cost of goods sold		10,562		26,236		51,457	48,308
Cost of services		3,741		2,148		4,522	4,245

Total cost of revenues		14,303		28,384		55,979	52,553

Gross profit		5,271		8,176		9,594	9,007
Operating expenses:
Research and development		7,851		11,913		16,133	15,146
Sales and marketing		2,088		3,412		5,836	5,479
General and administrative		1,962		3,070		5,598	5,255
Deferred compensation amortization		126		1,608		1,758	1,650
Amortization of goodwill		—		—		47	44
Provision for loss ICO development contracts		—		2,607		—	—

Total operating expenses		12,027		22,610		29,372	27,574

Operating loss		(6,756)		(14,434)		(19,778)	(18,568)
Interest expense relating to beneficial conversion feature of convertible debt		—		(1,072)		—	—
Interest expense		(350)		(519)		(255)	(239)
Interest income		9		392		3,000	2,816
Foreign exchange gain (loss)		(23)		(80)		989	928

Loss before minority interest and income taxes		(7,120)		(15,713)		(16,044)	(15,062)
Minority interests		—		—		(6)	(6)

Loss before income taxes		(7,120)		(15,713)		(16,038)	(15,056)
Income tax benefit		(813)		(736)		(1,534)	(1,440)

Net loss	E	(6,307)	E	(14,977)	E	(14,504)	$(13,616)

Basic and diluted net loss per share	E	(0.63)	E	(1.26)	E	(1.03)	$(0.97)

Shares used in computing basic and diluted net loss per share		10,000,000		11,922,770		14,081,178	14,081,178

See notes to financial statements

WAVECOM S.A.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
(1998 amounts have been translated from the prior reporting
currency, French francs, to euro, using the December 31, 1998 fixed rate)

	December 31,
	1998		1999		2000		2000
ASSETS
Current assets:
Cash and cash equivalents	E	73	E	22,080	E	69,224	$64,987
Short-term investments		—		—		26,807	25,166
Accounts receivable (less allowance for doubtful accounts of E42, E708 and E477 at December 31, 1998, 1999 and 2000, respectively)		4,080		6,241		26,774	25,135
Work in progress		1,281		—		—	—
Inventory		3,172		4,967		11,330	10,637
Value added tax recoverable		1,979		774		1,733	1,627
Prepaid expenses and other current assets		737		895		2,847	2,674

Total current assets		11,322		34,957		138,715	130,226
Property and equipment, net		3,573		4,710		10,067	9,451
Goodwill, net of accumulated amortization of E47 at December 31, 2000		—		—		1,279	1,201
Long-term investments		—		—		4,078	3,828
Other assets		948		1,795		4,159	3,904

Total assets	E	15,843	E	41,462	E	158,298	$148,610

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Lines of credit	E	1,547	E	—	E	—	$—
Overdraft facility		1,223		—		529	497
Accounts payable		8,601		9,216		32,627	30,630
Accrued compensation		991		1,732		3,302	3,100
Other accrued expenses		1,756		2,310		6,201	5,821
Current portion of loans		731		370		634	595
Current portion of capitalized lease obligations		889		1,042		794	745
Deferred revenue and advances received from customers		2,429		1,018		4,200	3,943
Other liabilities		107		239		670	630

Total current liabilities		18,274		15,927		48,957	45,961
Long-term portion of loans		114		—		—	—
Long-term portion of capitalized lease obligations		1,300		879		166	156

Total long-term liabilities		1,414		879		166	156

Minority interests		—		—		1,165	1,094
Commitments and contingencies
Shareholders' equity (deficit):
Shares, FRF1 nominal value 10,000,000 shares issued and outstanding at December 31, 1998; E1 nominal value 13,423,469 shares issued and outstanding at December 31, 1999; 14,682,281 shares issued and outstanding at December 31, 2000.		1,524		13,423		14,682	13,783
Additional paid in capital		2,022		37,297		132,993	124,854
Deferred compensation		(1,896)		(5,632)		(3,606)	(3,385)
Retained earnings (deficit)		(5,498)		(20,475)		(34,979)	(32,839)
Accumulated other comprehensive income (loss)		3		43		(1,080)	(1,014)

Total shareholders' equity (deficit)		(3,845)		24,656		108,010	101,399

Total liabilities and shareholders' equity (deficit)	E	15,843	E	41,462	E	158,298	$148,610

See notes to financial statements

WAVECOM S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
(in thousands of euro, except share data)
(1998 amounts have been translated from the prior reporting
currency, French francs, to euro, using the December 31, 1998 fixed rate)

	Shares					Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity (Deficit)
			Additional paid in capital	Deferred Compensation	Retained Earnings (Deficit)
	Shares	Amount
Balance at December 31, 1997	10,000,000	E1,524			E959		E2,483
Dividend declared (E0.015 per share)					(150)		(150)
Deferred compensation arising from grant of stock options and founders' warrants			E2,022	E(2,022)			—
Amortization of deferred compensation				126			126
Comprehensive loss:
Net loss					(6,307)		(6,307)
Foreign currency translation						E3	3

Total comprehensive loss					(6,307)	3	(6,304)

Balance at December 31, 1998	10,000,000	1,524	2,022	(1,896)	(5,498)	3	(3,845)
Deferred compensation arising from grant of stock options and founder's warrants			5,344	(5,344)			—
Amortization of deferred compensation				1,608			1,608
Issuance of shares in connection with the initial public offering on Nasdaq and the Nouveau Marché at E 13.50 per share (net of offering costs)	3,000,000	457	35,675				36,132
Issuance of shares upon conversion of convertible notes at E 10.80 per share (including beneficial conversion feature E1,072,000)	423,469	65	5,633				5,698
Conversion of nominal value from FF1 to E 1		11,377	(11,377)				—
Comprehensive loss:
Net loss					(14,977)		(14,977)
Foreign currency translation						40	40

Total comprehensive loss					(14,977)	40	(14,937)

Balance at December 31, 1999	13,423,469	13,423	37,297	(5,632)	(20,475)	43	24,656
Forfeiture of options and founders' warrants			(268)	268
Amortization of deferred compensation				1,758			1,758
Issuance of shares in connection with the public offering on Nasdaq and the Nouveau Marché at E98.50 per share (net of offering costs)	1,050,000	1,050	95,497				96,547
Issuance of shares in connection with the exercise of 109,842 founders' warrants and 12,494 options at an exercise price of E2.29	122,336	122	158				280
Issuance of shares in connection with the exercise of 79,171 founders' warrants and 7,305 options at an exercise price of E4.57	86,476	87	309				396
Comprehensive loss:
Net loss					(14,504)		(14,504)
Foreign currency translation						(1,123)	(1,123)

Total comprehensive loss					(14,504)	(1,123)	(15,627)

Balance at December 31, 2000	14,682,281	E14,682	E132,993	E(3,606)	E(34,979)	E(1,080)	E108,010

Balance at December 31, 2000 (in thousands of US dollars)	14,682,281	$13,783	$124,854	$(3,385)	$(32,839)	$(1,014)	$101,399

See notes to financial statements

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)
(1998 amounts have been translated from the prior reporting
currency, French francs, to euro, using the December 31, 1998 fixed rate)

	Years ended December 31,
	1998		1999		2000		2000
Cash flows from operating activities:
Net loss	E	(6,307)	E	(14,977)	E	(14,504)	$(13,616)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization of property and equipment		1,356		2,275		3,113	2,922
Amortization of goodwill		—		—		47	44
Amortization of deferred stock compensation		126		1,608		1,758	1,650
Beneficial conversion feature of convertible debt		—		1,072		—	—
Accrued interest on convertible debt converted into capital		—		53		—	—
Minority interests		—		—		(6)	(6)
Research tax credit reimbursed		(813)		(736)		—	—
Increase (decrease) in cash from:
Accounts receivable		1,116		(2,138)		(20,415)	(19,166)
Work in progress		(908)		1,281		—	—
Inventory		(211)		(1,789)		(6,329)	(5,942)
Value added tax recoverable		(820)		1,206		(960)	(901)
Prepaid expenses		(224)		(108)		(702)	(659)
Other receivables		(220)		53		(1,191)	(1,118)
Accounts payable and accrued expenses		3,852		1,180		27,077	25,420
Accrued compensation		183		741		1,571	1,475
Deferred revenue and advances received from customers		1,660		(1,445)		2,983	2,801
Other payables		—		—		(802)	(955)
Other		168		(25)		(219)	(3)

Net cash provided (used) by operating activities		(1,042)		(11,749)		(8,579)	(8,054)

Cash flows from investing activities:
Acquisition of equity interest in Arguin Communications for E229 cash paid net of E270 cash acquired		—		—		41	38
Capital contribution by minority shareholders of Arguin Communications		—		—		346	325
Acquisition of equity interest in Cambridge Silicon Radio		—		—		(1,197)	(1,124)
Acquisition of short-term investments		—		—		(26,807)	(25,166)
Acquisition of long-term investments		—		—		(4,078)	(3,828)
Purchases of property and equipment		(647)		(2,692)		(8,359)	(7,847)
Proceeds from sale of property and equipment		—		—		26	24

Net cash used for investing activities		(647)		(2,692)		(40,028)	(37,578)

Cash flows from financing activities:
Net increase (decrease) in overdrafts and lines of credit		1,916		(2,763)		529	497
Proceeds from loans		782		122		340	319
Repayment of loans		(218)		(597)		(76)	(71)
Principal payments on capital lease obligations		(651)		(1,080)		(1,049)	(985)
Proceeds from public offerings, net		—		36,132		97,223	91,273
Proceeds from issuance of convertible debt		—		4,573		—	—
Payment of dividends		(70)		—		—	—

Net cash provided by financing activities		1,759		36,387		96,967	91,033

Effect of exchange rate changes on cash and cash equivalents		3		61		(1,216)	(1,142)
Net increase in cash and cash equivalents		73		22,007		47,144	44,259
Cash and cash equivalents, beginning of period		—		73		22,080	20,728

Cash and cash equivalents, end of period	E	73	E	22,080	E	69,224	$64,987

See notes to financial statements

WAVECOM S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of business

    Wavecom is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993. Wavecom develops, markets and sells a line of digital wireless standard modules, known as WISMO modules, for use in mobile telephones and other wireless applications based on GSM mobile communications standards. A WISMO module is a compact standardized device that contains substantially all of the software, hardware and other technology needed to enable wireless communications. Wavecom also develops, markets and sells a line of wireless modems. WISMO modules are distributed through Wavecom's direct sales force; wireless modems are sold by the direct sales force as well as by distributors.

Basis of presentation

    The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of Wavecom S.A., its wholly-owned subsidiaries Wavecom, Inc., a Delaware corporation, and Wavecom Asia Pacific Ltd., a Hong Kong corporation, both of which commenced operations in 1998, and Arguin Communications Inc (61,88% controlling interest purchased in October 2000). Inter-company accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to current year presentation.

Foreign currency

    The reporting currency of Wavecom is the euro (E), while its functional currency is the French franc. Prior to 1999, the reporting and the functional currency was the French franc. The consolidated financial statements for all years have been translated from French francs into euro equivalents using the fixed rate of FF 6.55957 per euro as of December 31, 1998. Comparative financial statements reported in euro depict the same trends as would have been presented if Wavecom had continued to present financial statements in French francs. Financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euro which previously reported in currencies other than the French franc. The functional currency of each subsidiary is the local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into French francs from the functional currency at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates. Translation differences are recorded in shareholders' equity.

    Beginning January 1, 2001, the functional currency of Wavecom is the euro.

    Realized and unrealized foreign currency transaction gains and losses are reflected in net income.

    Wavecom has not undertaken significant hedging transactions to cover its currency exposure.

Revenue recognition

    Revenue from product sales is recognized at the time the units are shipped.

    Royalty revenue is recorded as earned in accordance with the specific terms of each license agreement.

    Revenue from long-term technology development agreements is recognized using the percentage of completion method in accordance with Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Wavecom measures progress towards completion based on the achievement of contract milestones. In order to properly match milestone revenue with its related cost, the cost of each milestone is deferred until revenue is recognized for the specific milestone. These costs are recorded in "work in progress." Provisions for estimated contract losses are recognized when determined.

    Revenue from technical support and product development services and other service revenue is recognized when the service is performed, there is no material continuing performance obligation and collection is probable. Under certain technology development agreements, where significant technological risk factors exist, costs are expensed as incurred and revenues are recognized when all obligations under the agreement have been met.

Warranties

    Wavecom accrues for the costs of providing warranty service at the time the product is shipped.

Research and development

    Wavecom charges all research and development costs to expense as incurred.

Net income (loss) per share

    Net income (loss) per share amounts are computed using the weighted average number of shares outstanding.

    In accordance with SFAS 128 Earnings per Share, basic and diluted earnings per share are to be presented. Basic earnings per share excludes the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. Diluted earnings per share includes the dilutive effects of options and warrants as if they had been exercised. Prior to 1998, Wavecom's capital structure included only ordinary shares. The effect of options and warrants granted during 1998, 1999 and 2000 have been excluded as Wavecom reported a net loss in each of the years ended December 31, 1998 1999 and 2000, and their effect is anti-dilutive.

Concentration of risk

    Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

    Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom's cash is held principally in French francs and United States dollars and concentrated primarily in two major banks in Paris.

    As of December 31, 2000, Wavecom contracts for the manufacture and assembly of its products with two suppliers located in France. Wavecom believes that alternate manufacturers can be identified if the current suppliers are unable to meet Wavecom's requirements.

    Wavecom sells its products to customers in a variety of industries in Europe, Asia/Pacific, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management's expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit as collateral in certain circumstances. A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands):

Year ended December 31,	Beginning balance		Additions charged to expenses		Recovered receivables		Ending balance
1998	E	33	E	9		—	E	42
1999		42		666		—		708
2000		708		64	E	295		477

    For the years ended December 31, 1998, 1999 and 2000, certain customers represented revenues in excess of 10% of Wavecom's total consolidated revenues. The amounts of annual revenues, and corresponding year-end amounts receivable, from these customers were as follows (in thousands):

	1998			1999				2000
	Revenues		Receivable	Revenue		Receivable		Revenues		Receivable
Customer A		—	—		—		—	E	9,716	E	6,277
Customer B	E	1,224	E 100	E	12,186	E	1		—		—
Customer C		3,182	2,100		1,215		—		—		—

Sales to customers by geographic region are summarized as follows (in thousands):

	Years ended December 31,
	1998		1999		2000
Germany	E	1,781	E	2,515	E	9,235
United Kingdom		4,798		17,218		8,054
Italy		610		1,423		7,832
Spain		1,044		3,660		4,919
France		2,396		3,544		2,113
Rest of Europe		2,757		3,458		3,927
Korea		370		—		9,716
Rest of Asia		2,778		2,141		11,604
Rest of world		3,040		2,601		8,173

		E19,574		E36,560		E65,573

Geographic region is determined by the point of origination of the customer's invoice and may not indicate the final destination of product usage.

Cash and cash equivalents

    Wavecom considers all highly liquid investments with insignificant interest risk and purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1998 Wavecom had no cash equivalents. At December 31, 1999 and 2000, Wavecom had net amounts of E22,080,000 (of which E21,633,000 was denominated in French francs and E447,000 in U.S. dollars) and E66,459,000 (denominated in French francs) respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates. At December 31, 1999 and 2000, the book value of these cash equivalents approximated their market value.

    At December 31, 2000, securities have been pledged for a total amount of E2,371,000 representing guaranties of a multi currency overdraft (E1,531,000) and an import documentary credit (E840,000).

Short-term investments

    As of December 31, 2000, the Company held commercial paper for an amount of E23,723,000 maturing January 2001, and deposit certificates of E2,881,000 maturing January, 2001, earning interest at fixed rates ranging from 4.82% to 5.19%. These investments were classified as available for sale and were carried at cost which approximated market value at December 31, 2000.

Inventory

    Inventories are valued at the lower of cost (as determined on a first-in, first-out basis) or market.

Value added tax recoverable

    Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis.

Property and equipment

    Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Laboratory equipment	3 years
Computer equipment and purchased software	3 years
Furniture and office equipment	5 years
Leasehold improvements	10 years, or lease term if less

    Amortization of capitalized leased equipment is included in depreciation expense.

    In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, Wavecom reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No such impairment losses have been identified by Wavecom.

Goodwill

    Goodwill is being amortized on a straight-line basis over its estimated useful life.

Long-term investments

    In October 2000, the Company purchased convertible preferred shares representing less than 1% of the capital of Cambridge Silicon Radio, a British company, for E1,197,000. The cost method has been used to account for this investment because the Company does not have the ability to exercise significant influence over the investee's operating and financial policies.

    A bank guarantee of E2,868,000 was issued in December 2000 in favor of the owner of new office space to be leased to Wavecom in mid-2001, in order to secure annual lease payments. Investments in commercial paper have been pledged as security for E2,881,000 for the duration of the 7-year lease and therefore have been classified as long-term assets in the balance sheet at December 31, 2000.

Deferred revenue and advances received from customers

    Deferred revenue includes amounts required to be invoiced to customers in accordance with the terms of technology development contracts, but deferred by the Company as the corresponding work has not yet been completed. Advances include cash received in advance of product shipments.

Fair value of financial instruments

    At December 31, 1998, 1999 and 2000, the carrying values of current financial instruments such as cash equivalents, accounts receivable, accounts payable, other receivables and accrued liabilities approximated their market values, based on the short-term maturities of these instruments. At December 31, 1998, the carrying value of long-term debt, which bears interest at a variable market rate, approximated fair value. There was no long-term debt at December 31, 1999 or 2000.

Income taxes

    In accordance with Statement of Financial Accounting Standards No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Employee stock options and warrants

    Wavecom accounts for stock options and warrants granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation expense is recognized for stock options and warrants issued to employees with an exercise price equal to the deemed fair value of the underlying shares. Options and warrants issued with an exercise price less than the deemed fair value result in deferred compensation which is amortized to expense over the vesting period. See Note 6.

    Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair-value-based method of accounting for employee stock options and similar equity instruments. Companies that elect to continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income and net income per share as if the fair-value-based method proposed by SFAS 123 had been adopted.

    Because Wavecom has elected to continue to account for stock options and warrants granted to its employees in accordance with the provisions of APB 25, the pro forma disclosures required by SFAS 123 are presented in Note 6.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation". FIN 44 provides guidance for certain issues arising in the application of APB Opinion No. 25 "Accounting for Stock Issued to Employees". The Company adopted the provisions of this interpretation at July 1, 2000.

Comprehensive income

    Wavecom reports comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. SFAS 130 requires foreign currency translation adjustments, to be included in other comprehensive income.

Segment reporting

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, which established standards for the way public companies report information about operating segments in annual financial statements and required that those companies report selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. Management has determined that Wavecom operates as a single segment, as management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units.

Recent accounting principles

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 requires recording all derivative instruments as assets or liabilities, measured at fair value. This standard is effective for fiscal years beginning after June 15, 2000. Because of the Company's minimal use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on earnings or the financial position of the Company.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The bulletin summarizes some of the Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has evaluated SAB 101 and believes that its current revenue recognition policies comply with the bulletin.

Convenience translation

    The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euro at the Noon Buying Rate in New York on December 29, 2000, which was $0.9388 for each euro.

2.  Acquisition of Arguin Communications Inc

    In October 2000, Wavecom purchased a majority interest in Arguin Communications Inc, headquartered in San Diego, California. At December 2000, Wavecom controlled 61,88% of the voting rights in Arguin which enabled Wavecom to have strategic control over the future technology to be developed.

    The Company purchased Arguin Communications Inc for E3,454,000 in cash including E691,000 for the purchase of existing shares (E229,000 paid in October 2000 and E462,000 paid in January 2001) and E2,763,000 to subscribe to a share capital increase. The total amount of this share capital increase, including minority interests, was E3,109,000. The net assets purchased included E270,000 in cash. The purchase price exceeded the fair value of the net tangible assets by E1,323,000, which was allocated to goodwill and is being amortized over 5 years. Results of operations of Arguin Communications Inc are included in Wavecom's operating results from November 1, 2000.

3.  Inventory

    Components of inventory are:

	December 31,
	1998	1999	2000
	(in thousands)
Purchased components and raw materials	E3,155	E1,340	E	8,902
Work in process	18	70		—
Finished goods	900	3,678		2,806

	4,073	5,088		11,708
Reserve for obsolete inventory	901	121		378

	E3,172	E4,967		E11,330

    The reserve for obsolete inventory at December 31, 1998 was established for the components and finished goods related to the pager product. Production of pagers was discontinued in mid-1998 and all inventory and related provisions were written off in 1999. The reserve at December 31, 1999 and 2000 was recorded for finished goods related to the ICO development contracts (see Note 9) and components related to mobile telephones.

4.  Property and equipment

    Property and equipment includes:

	December 31,
	1998	1999	2000
	(in thousands)
Laboratory equipment	E4,495	E6,210	E10,787
Computer equipment and software	988	1,853	5,178
Furniture and office equipment	693	1,007	1,118
Leasehold improvements	309	509	716
Other	441	576	650

	6,926	10,155	18,449
Accumulated depreciation and amortization	3,353	5,445	8,382

	E3,573	E4,710	E10,067

    Equipment purchased under capital leases in the years ended December 31, 1998, 1999 and 2000 totaled E2,002,000, E828,000 and E149,000 respectively. The cost of such equipment included in property and equipment at December 31, 1998, 1999 and 2000 totaled E3,808,000, E4,551,000 and E4,489,000 respectively. Accumulated amortization of this equipment totaled E1,554,000, E2,683,000 and E3,601,000 at December 31, 1998, 1999 and 2000, respectively.

5.  Debt

    The following table presents a summary of Wavecom's debt:

	December 31,
	1998		1999		2000
	(in thousands)
Short-term debt:
Lines of credit		E1,547		—		—
Overdraft facility		1,223		—	E	529
Short-term bank loan, bore interest at PIBOR+1.15%, repaid in quarterly installments through March 1999		183		—		—
Interest-free loan from government agency		294	E	294		634
Current portion of bank loan, bore interest at TMP+1.75%, repaid in quarterly installments through August 2000		102		76		—
Current portion of bank loan, bore interest at PIBOR+1.5%, repaid in quarterly installments through January 2000		152		—		—
Current portion of capital lease obligation		889		1,042		794

Total short-term debt and current portion of long-term debt		E4,390		E1,412		E1,957

Long-term debt:
Long-term portion of bank loans	E	114		—		—
Long-term portion of capital lease obligation		1,300	E	879	E	166

Total long-term debt, less current portion	E	1,414	E	879	E	166

    All debt is denominated in French francs except the overdraft facility at December 31, 2000 which is in dollars.

  Lines of credit

    At December 31, 2000, Wavecom had specific credit lines of E1,043,000 opened for issuance of an import documentary credit and of E2,868,000 opened for the issuance of a bank guarantee to secure payment of the rent of new offices. Credit lines related to the documentary credit were secured for 80% of their total amount by pledged securities, and credit lines related to the bank guarantee were secured by the pledge of certificates of deposit for E2,881,000. None of these lines of credit had been drawn on at December 31, 2000.

    At December 31, 1998, Wavecom had lines of credit secured by certain qualifying accounts receivable with two French banks allowing for a maximum borrowing of E2,210,000, of which E1,547,000 was outstanding at December 31, 1998. In April 1999, the relationship with one of the company's two banks was terminated. At December 31, 1999, Wavecom had lines of credit secured by certain qualifying accounts receivable with the remaining bank allowing for a maximum borrowing of E1,715,000 of which none was outstanding. Lines of credit allowing for a maximum borrowing of E534,000 expired in July 2000. The remaining lines of credit were cancelled in September 2000. These lines of credit bore interest based on market rates (Eurobor, Paris Interbank Offered Rate, London Interbank Offered Rate or Paris Market Rate—TMP) plus margins ranging from 1% to 2%. The rates on the lines of credit corresponded to effective rates of 6.33% and 5.16% at December 31, 1998 and 1999 respectively and average rates of 6.66%, 4.64% and 7.60% for the years ended December 31, 1998, 1999 and 2000, respectively.

  Overdraft facilities

    At December 31, 2000 Wavecom had multi-currency overdraft facilities with two French banks allowing for maximum borrowings of E4,573,000. The overdraft facilities bore interest at market rate plus margins ranging from 0.5% to 1.5% which corresponded to an effective rate of 7.8% at December 31, 2000 and an average effective rate of 6.88% for the year then ended. One of the facilities (E2,286,000) is secured for 67% of its total amount by pledged securities. At December 31, 2000, E529,000 was drawn on this facility.

    In 1998, Wavecom had overdraft facilities with two French banks allowing for a maximum unsecured overdraft of E381,000, all of which was drawn down at December 31, 1998. At December 31, 1998 Wavecom also had outstanding approximately E842,000 under its overdraft facility secured by certain qualifying accounts receivable. The overdraft facilities bore interest at TMP plus 2% which corresponded to effective rates of 6.12% and 5.76% at December 31, 1998 and 1999, respectively, and average rates of 6.73% and 6.39% for the years then ended. Wavecom had no overdraft facilities in place at December 31, 1999.

  Other debts

    Wavecom has received an interest-free loan from Coface, an export credit agency of the French government. Timing of repayment of the loan is based upon the actual future sales generated by Wavecom's United States subsidiary. All of this debt has been classified as short-term.

    In April 1999, Wavecom issued E4.57 million aggregate principal amount of convertible notes with an interest rate of 10% per annum. The notes were converted into shares at the time of the initial public offering in June 1999, at a conversion price equal to the initial public offering price per share minus a discount of at least 20%. In connection with this issuance, Wavecom has recognized a beneficial conversion feature of E1,072,000. This amount was amortized as interest expense over the term of the convertible notes.

    The only significant debt covenants relate to short-term financing arrangements and require repayment in the event of default or liquidation of Wavecom.

  Leasing

    Future minimum lease payments under capitalized lease obligations due for the years ending December 31 are as follows (in thousands):

2001	E	820
2002		136
2003		50
2004		10

Total minimum lease payments		1,016
Less amount representing interest		56

Present value of net minimum lease payments		960
Less current portion		794

Long-term portion	E	166

Interest

    Interest paid in the years ended December 31, 1998, 1999 and 2000 totaled approximately E336,000, E485,000 and E324,000, respectively.

6.  Shareholders' equity

General

    In June 2000, Wavecom issued 1,050,000 shares in an secondary public offering simultaneously on the Nasdaq National Market and French Nouveau Marché stock markets. The shares were issued at E98.50 per share

    In July 1999, Wavecom converted its share capital into euros, as required by law. Consequently, the nominal value was converted from FF1 to E1.

    In June 1999, Wavecom issued 3,000,000 shares in an initial public offering simultaneously on the Nasdaq National Market and French Nouveau Marché stock markets. The shares were issued at E13.50 per share.

    As described in Note 5, FF 30 million (E4.57 million) aggregate principal amount of convertible notes were converted into shares at the time of the initial public offering in June 1999, at a conversion price equal to the initial public offering price per share minus a discount of at least 20%, resulting in the issuance of 423,469 shares.

    French law requires that the net assets of a company (based on the statutory accounts) be equal to at least one half of its issued nominal share capital. At December 31, 1998, Wavecom was in technical default and, in accordance with the provisions of the law, was obliged to hold an extraordinary shareholders' meeting in 1999 at which time the continuance of operations was authorized. The minimum net asset position was required to be restored within two years, which was accomplished by the capital increase at the time of the initial public offering.

Preemptive subscription rights

    Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by Wavecom for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares.

Dividend rights

    Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom's by-laws. There were no distributable retained earnings at December 31, 2000; the retained deficit for statutory purposes totaled approximately E32,173,000. Dividend distributions by Wavecom, if any, will be made in euro.

Stock option and warrant plans

    The shareholders of Wavecom authorize the board of directors to grant founders' warrants to employees of the French parent company, stock options to employees of subsidiaries and warrants to members of the board of directors. Under the terms of the plans, the options and warrants give the right to purchase one share per option or warrant at an exercise price to be based on the stock market price of Wavecom shares on the grant date.

    Options and founders' warrants granted in 2000 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 33 1/3% per year over 3 years. Options expire 10 years after the grant date. Founders' warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders' warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders' warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders' warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders' warrants are identical to the stock options.

    Options and founders' warrants granted in 1998 and 1999 vest 25% by the two-year anniversary, another 25% by the third year anniversary and the final 50% by the fourth year anniversary.

    A summary of the shareholders' authorizations is as follows:

Shareholders' meeting date	Number of founder's warrants	Number of stock options	Number of warrants
September 21, 1998	495,000	650,000	—
February 25, 1999	530,800	600,000	—
March 15, 2000	300,000	300,000	15,000
June 27, 2000	100,000	100,000	15,000
December 20, 2000	400,000	800,000	—

    In connection with the issuance of the founders' warrants and options granted in September 1998 and February 1999, Wavecom has recorded deferred compensation of E2,022,000 and E5,344,000, respectively. Deferred compensation will be amortized over the respective vesting periods of the warrants and options. For the years ended December 31, 1998, 1999 and 2000, Wavecom recorded compensation expense of E126,000, E1,608,000 and E1,758,000 respectively, resulting from amortization of deferred compensation.

    A summary of the activity in the warrants and stock options is as follows:

	Number of shares	Weighted average exercise price per share E	Price range E
Balance at January 1, 1998	—	—	—
Granted	545, 000	2.29	2.29

Balance at December 31, 1998	545,000	2.29	2.29
Granted	569,800	4.57	4.57
Cancelled	(42,800)	3.45	2.29 - 4.57

Balance at December 31, 1999	1,072,000	3.46	2.29 - 4.57
Granted	901,360	93.93	69.86 - 150.72
Exercised	(208,812)	3.23	2.29 - 4.57
Cancelled	(28,856)	52.61	2.29 - 139.52

Balance at December 31, 2000	1,735,692	49.65	2.29 - 150.72

    At December 31, 2000, 81,905 founders' warrants, stock options and warrants were exercisable. The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2000 was approximately 9 years.

    Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if Wavecom accounted for its stock options and warrants under the fair value method of SFAS 123. The fair value for these options and founders' warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended December 31, 1998, 1999 and 2000: risk-free interest rates of 4% for 1998 and 1999, and 5.10% for 2000, no expected dividends, volatility factors of 0.75 for 1998 and 1999, and 0.92 for 2000, and a weighted average expected life of the options and founders' warrants of 8 years.

    For purposes of pro forma disclosures, the estimated fair value of the options and founders' warrants is amortized to expense over the options' and warrants' vesting period. Wavecom's pro forma financial information follows (in thousands except for loss per share information):

	Years ended December 31
	1998		1999		2000
Pro forma net loss	E	(6,386)	E	(15,521)	E	(21,537)
Pro forma net loss per share	E	(0.63)	E	(1.30)	E	(1.53)

    The weighted-average fair value of options and warrants granted during 1998, 1999 and 2000 was as follows:

	1998		1999		2000
Options whose price equalled market price of the underlying shares on the grant date		—		—		—
Options whose price was less than the market price of the underlying shares on the grant date		—		—	E	103.12
Options whose price was greater than the market price of the underlying shares on the grant date	E	5.35	E	12.51	E	64.04

7. Income taxes

    Income tax expense comprises:

Years ended December 31,
	1998	1999	2000
(in thousands)
Current tax expense (benefit)	E(813)	E(736)	E(1,534)
Deferred tax expense (benefit)	—	—	—

Total	E(813)	E(736)	E(1,534)

    The income tax benefit in 1998, 1999 and in 2000 is due to research tax credits earned by the French parent company. There was no current or deferred tax expense or benefit in the United States or Hong Kong due to the losses of Wavecom's subsidiaries since 1998, the year of their inception. Taxes paid in the years ended December 31, 1998, 1999 and 2000 totaled approximately E35,000, E19,000 and E19,000, respectively.

    A reconciliation of income taxes computed at the French statutory rate (41.7% in 1998, 40.3% in 1999 and 36.7% in 2000) to the income tax expense (benefit) is as follows:

	Years ended December 31,
	1998		1999		2000
	(in thousands)
Income tax expense computed at the French statutory rate	E	(2,914)	E	(6,332)	E	(5,886)
Reduction of statutory rate due to "new company" provisions		181		—		—
Research tax credit		(813)		(736)		(1,541)
Impact of valuation allowance on deferred tax assets		868		(1,041)		776
Operating losses not utilized		1,850		6,259		5,027
Other individually immaterial permanent differences		15		34		35
Non-deductible deferred compensation amortization		—		648		645
Deductible amortization of public offering costs		—		—		(590)
Non-deductible beneficial conversion feature of convertible debt		—		432		—

Total income tax expense (benefit)	E	(813)	E	(736)	E	(1,534)

    At the time of Wavecom's inception, a provision of the tax law in effect in France and applicable to certain companies created before December 31, 1994, allowed Wavecom to benefit from a reduction in the corporate tax rate during the first five years of existence. The reduction, which is applied based on the anniversary of Wavecom's founding rather than on a fiscal year basis, corresponded to 25% from July 1, 1997 to June 30, 1998.

    Significant components of Wavecom's deferred tax assets and liabilities consist of the following:

	Years ended December 31,
	1998		1999		2000
	(in thousands)
Deferred tax assets:
Research and development costs capitalized and amortized for tax purposes	E	1,401		—		—
Provisions and accruals not currently deductible		12	E	324	E	948
Capitalized leases		—		21		26
Net operating loss carry forwards		1,850		8,266		12,549

		3,263		8,611		13,523
Deferred tax liabilities:
Capitalized leases		27		—		—

		27		—		—

Net deferred tax asset		3,236		8,611		13,523
Valuation allowance		(3,236)		(8,611)		(13,523)

Net deferred tax asset (liability)	E	—	E	—	E	—

    Valuation allowances against the net deferred tax assets were established in all years as Wavecom's management considers that there is not sufficient evidence available to determine that recovery of the asset is more likely than not. Due to its short operating history and the significant change in Wavecom's business at the end of 1996 from a service-based business to a product-based business, Wavecom established a valuation allowances in 1997. Because of the significant losses in 1998 1999 and 2000,

Wavecom increased the valuation allowance to E3,236,000 in 1998, to E8,611,000 in 1999 and to E13,523,000 in 2000.

    As of December 31, 2000, Wavecom has French net operating loss carryforwards of approximately E31,969,000, of which E7,111,000 have no expiration date. The remaining E24,858,000 in net operating loss carryforwards expire in 2003 (E1,640,000), 2004 (E14,275,000) and 2005 (E8,943,000) if not utilized. Net operating loss carryforwards in the United States and Hong Kong totaled approximately E871,000 and E1,310,000, respectively.

    Wavecom also has research tax credits receivable of E3,090,000 recorded as "other assets" which are recoverable, if not previously used to offset taxes payable, in 2002 (E813,000), 2003 (E736,000) and 2004 (E1,541,000), the fourth year following their generation.

8. Employee retirement plans

    Wavecom contributes to pensions for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom's obligation at December 31, 1998, 1999 and 2000 was not material.

    There are no retirement plans in Hong Kong and the United States.

9. Provision for loss on ICO related assets

    In the second half of 1999, Wavecom recorded a loss provision totaling E2,607,000 related to its contracts with ICO Global Communications (Operations) Ltd. (a Cayman Islands company) to develop technology for ICO's satellite-based mobile communications network. ICO Global Communications (Holdings) Ltd. announced on August 27, 1999 that it and certain of its subsidiaries, including ICO Global Communications (Operations) Ltd., had filed for reorganization under Chapter 11 of the United States Bankruptcy Code and for liquidation under the laws of the Cayman Islands and Bermuda. As a result of the liquidation and reorganization proceedings filed by ICO and its affiliates, Wavecom's management determined that the recoverability of assets related to the ICO development contracts (principally accounts receivable and uninvoiced work in process) was uncertain and recorded a provision for loss for the net book value of all assets related to ICO.

    In May 2000, ICO emerged from bankruptcy. Pursuant to the reorganization plan, settlement of the Company's claims against ICO arising prior to the ICO bankruptcy filing was made in New ICO shares, which Wavecom recorded at the same book value as the settled receivables. Given that New ICO was not publicly traded and management believed New ICO was still in the development stage, the Company was not in a position to determine the value of these shares and thus maintained a full provision against their book value. In May 2000, Wavecom also entered into an agreement with ICO to conclude their business relationship. This new agreement required Wavecom to deliver one product milestone, which is expected to be accomplished during 2001.

10. Commitments and contingencies

Operating leases

    Wavecom leases its facilities under operating leases that expire through August 2008. Future minimum lease payments under operating leases, excluding common area maintenance charges and inflation escalation, due for the fiscal years ending December 31, are as follows (in thousands):

2001	E	2,493
2002		3,038
2003		2,801
2004		2,766
2005		2,766
Thereafter		6,686

    Rental expense, excluding common area maintenance charges, for the years ended December 31, 1998, 1999 and 2000 was approximately E455,000, E633,000 and E1,086,000,respectively.

Royalty commitments

    Wavecom's products are designed to conform to certain wireless industry standards. Certain essential technologies are patented and Wavecom uses these essential technologies under licensing agreements for which Wavecom pays royalties. Wavecom has concluded, or is in the process of negotiating, licensing agreements with the patent holders for what Wavecom believes to be the essential technologies used in Wavecom's products. Wavecom has provided for the royalties that Wavecom estimates will be paid once the agreements are finalized. These provisions have been classified as current liabilities. The ultimate royalty paid may differ from Wavecom's estimate.

    Wavecom's management considers that it is probable that other patent holders may claim that the technology covered by their patents is essential to Wavecom's products. The estimated cost of royalties which may be due to other patent holders in connection with their as yet unasserted claims has been accrued in these financial statements. The ultimate royalty paid may differ from the amounts accrued.

11. Subsequent events

    On March 14, 2001, the board of directors granted 61,000 stock options to employees of its subsidiaries at an exercise price of E26.68.

EXHIBIT INDEX

Number	Name	Page Number
1	Statuts (by-laws) of the Registrant dated June 27, 2000 (English Translation).	1
2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued thereunder (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).	—
2.2	Form of American Depositary Receipt (included in Exhibit 4.1 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).	—
4.1	GSM Essential Properties Cross License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).**	—
4.2	Agreement relating to the sale of GSM modules, dated July 7, 1999 between Amtal International Limited and Wavecom Asia Pacific Limited (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form F-1, File No. 333-11764).**	—
4.3	Agreement relating to the development and manufacture of a GSM hand held portable, dated February 11, 2000 between NEC Corporation and Wavecom S.A (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form F-1, File No. 333-11764).**	—
4.4	Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form F-1, File No. 333-11764).**	—
4.5	Agreement between Funkanlagen and Wavecom S.A. dated February 25, 2000 (filed as Exhibit 10.9 to the Registrant's Registration Statement on Form F-1, File No. 333-11764).**	—
8	List of subsidiaries of the Registrant	13
10	Consent of Ernst & Young Audit.	14

**
The Registrant has received confidential treatment of portions of this agreement.