Form 20-F
period 2001-12-31
WAVECOM SA
filed 2002-06-28
CIK 1085763

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number:

WAVECOM S.A.
(Exact name of Registrant as specified in its charter)

France
(Jurisdiction of Incorporation or Organization)

12 boulevard Garibaldi
92442 Issy-Les-Moulineaux Cedex,
France
Tel. 011 33 1 46 29 08 00
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Shares, nominal value €1.00 each* American Depositary Shares, evidenced by American Depositary Receipts, each representing one Share.	Nasdaq National Market

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

Shares	14,810,614
American Depositary Shares	1,039,183

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒ No  ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐ Item 18  ☒

TABLE OF CONTENTS

PART I

Item 1:	Identity of Directors, Senior Management and Advisors
Item 2:	Offer Statistics and Expected Timetable
Item 3:	Key Information
Item 4:	Information on the Company
Item 5:	Operating and Financial Review and Prospects
Item 6:	Directors, Senior Management and Employees
Item 7:	Major Shareholders and Related Party Transactions
Item 8:	Financial Information
Item 9:	The Offer and Listing
Item 10:	Additional Information
Item 11:	Market Risk
Item 12:	Description of Securities Other Than Equity Securities
PART II
Item 13:	Defaults, Dividend Arrearages and Delinquencies
Item 14:	Use of Proceeds
Item 18:	Financial Statements
Item 19:	Exhibits

PRESENTATION OF INFORMATION

        Unless the context otherwise indicates, references to "Wavecom," "we" or us include Wavecom S.A. and its subsidiaries. References to "U.S. dollars" or "$" contained herein are to the lawful currency of the United States, and references to "euro" or "€" are to are to the currency of the European Monetary Union.

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

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Selected Financial Data

        The following selected financial data for the five years ended December 31, 2001 are derived from consolidated financial statements of Wavecom, which have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Audit, independent auditors. The data should be read in conjunction with "Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included in this annual report. We derived the amounts shown below from our consolidated financial statements, which for the years ended December 31, 1997 and 1998 we have translated into euro using the exchange rate fixed for French francs and euro on January 1, 1999. Note 1 to these consolidated financial statements explains how the amounts were translated.

	Years ended December 31,
	1997		1998	1999	2000	2001	2001
	(in thousands, except share and per share amounts)
Consolidated statements of operations data:
Revenues:
Product sales	€10,478		€12,796	€34,563	€63,055	€317,571	$282,670
Technology development and other services	7,198		5,780	1,853	2,518	5,093	4,533
License fees and royalties	979		998	144	—	—	—

Total revenues	18,655		19,574	36,560	65,573	322,664	287,203
Cost of revenues:
Cost of goods sold	9,023		10,562	26,236	51,457	254,658	226,671
Cost of services	3,808		3,741	2,148	4,522	4,718	4,199

Total cost of revenues	12,831		14,303	28,384	55,979	259,376	230,870

Gross profit	5,824		5,271	8,176	9,594	63,288	56,333
Operating expenses:
Research and development	3,222		7,851	11,913	16,133	32,634	29,048
Sales and marketing	1,291		2,088	3,412	5,836	12,416	11,051
General and administrative	852		1,962	3,070	5,598	13,297	11,836
Amortization of goodwill	—		—	—	47	278	247
Deferred compensation amortization	—		126	1,608	1,758	1,711	1,523
Provision for loss—ICO Development contract	—		—	2,607	—	—	—

Total operating expenses	5,365		12,027	22,610	29,372	60,336	53,705

Operating income (loss)	459		(6,756)	(14,434)	(19,778)	2,952	2,628
Interest and other financial income (expense), net	(40)		(364)	(207)	3,734	3,969	3,532
Provision for loss on long-term investment	—		—	—	—	(716)	(637)
Beneficial conversion feature of convertible debt	—		—	(1,072)	—	—	—

Income (loss) before minority interests and income taxes	419		(7,120)	(15,713)	(16,044)	6,205	5,523
Minority interest	—		—	—	6	804	(716)

Income (loss) before income taxes	419		(7,120)	(15,713)	(16,038)	7,009	6,239
Income tax expense (benefit)	136		(813)	(736)	(1,534)	(2,299)	(2,046)

Net income (loss)	€283		€(6,307)	€(14,977)	€(14,504)	€9,308	$8,285

Basic net income (loss) per share(1)	€0.03		€(0.63)	€(1.26)	€(1.03)	€0.63	$0.56
Diluted net income (loss) per share(1)	€0.03		€(0.63)	€(1.26)	€(1.03)	€0.61	$0.54
Cash dividends declared per share(2)	€0.0046		€0.015	—	—	—	—
	$0.0051	(3)	$0.016 (4)
Number of shares used in computing basic net income (loss) per share	10,000,000		10,000,000	11,922,770	14,081,178	14,726,647	14,726,647

Number of shares used in computing diluted net income (loss) per share	10,000,000		10,000,000	11,922,770	14,081,178	15,359,226	15,359,226

	December 31,
	1997	1998	1999	2000	2001	2001
Consolidated balance sheet data:
Total current assets	€9,981	€11,322	€34,957	€138,323	€227,028	$202,078
Total assets	12,604	15,843	41,462	158,298	259,947	231,379
Total current liabilities	9,538	18,274	15,927	48,957	137,064	122,001
Total long-term liabilities	583	1,414	879	166	638	568
Total shareholders' equity (deficit)	2,483	(3,845)	24,656	108,010	121,884	108,489

(1)
Net income (loss) per share amounts are computed using the weighted average number of shares outstanding. It excludes options and warrants, and reflects only the actual ordinary shares outstanding..
(2)
We do not expect to pay any cash dividends on our shares in the foreseeable future.
(3)
Translation into U.S. dollars is at the rate of $0.90 = €1.00, based on the noon buying rate for French francs of $0.17 = FF1.00 on June 30, 1997, the date on which the dividend was declared.
(4)
Translation into U.S. dollars is at the rate of $0.92 = €1.00, based on the noon buying rate for French francs of $0.16 = FF1.00 on June 30, 1998, the date on which the dividend was declared.

Exchange Rate Data

        For your convenience, this annual report contains translations of euro amounts into U.S. dollars at the rate of $0.8901 = €1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. The noon buying rate on June 21, 2002 was $0.9705 = €1.00. Since January 1, 1999 our functional currency has been euro. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the Nasdaq National Market.

        The following table shows the noon buying rates for the number of U.S. dollars per euro for the period since January 1, 1999. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Month	High	Low
2002
June (through June 21)	0.9705	0.9390
May	0.9373	0.9022
April	0.9028	0.8750
March	0.8836	0.8652
February	0.8778	0.8613
January	0.9031	0.8594
2001
December	0.9044	0.8773
Year ended December 31,	Average
2001	$0.8952
2000	0.9234
1999	1.0667

        Since the euro did not exist prior to January 1, 1999, we cannot present exchange rates between the euro and the U.S. dollar for the periods prior to that date shown in our consolidated financial statements and in the other financial information discussed in this prospectus. Our functional currency during those periods was the French franc. In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates for the French franc per $1.00 for 1998 and 1997, computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average
1998	FF 5.90
1997	5.85

Risk Factors

        In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business.

Possible effects of a continued downturn in the global handset market

        To date our growth has not been directly tied to trends in the global handset market, but rather to growth of the particular markets served by our customers (primarily in China) and the success of our customers in their markets. Although we do not expect the global market for handsets to experience growth in 2002, and expect that the market may even decline slightly, we believe that our customers are likely to increase their existing shares of local markets in Asia and we expect to add new customers. If the markets in which our customers sell their products should experience a downturn, or if our customers are unable to profit from growth in their local markets or are unable to increase their market share, or if we are unable to win new customers, our revenues may not continue to grow and may even decline.

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

The loss of key customers could decrease our revenues

        Our performance depends on relatively large orders from a small number of customers. The following table sets forth revenues from our largest customers for the past three years:

	1999		2000		2001
Percentage of total revenues represented by the five largest customers	49.4%	*	45.8%	**	80.4%	***
Percentage of total revenues represented by the ten largest customers	66.2%		68.4%		88.1%

*
In 1999, sales to Mitsubishi represented 33.3% of total revenue.

**
In 2000, sales to Sewon Telecom represented 14.7% of total revenue.

***
In 2001, sales to Sewon Telecom represented 35.4% of total revenue; sales to Amtal International Ltd., agent for TCL Mobile Communication (HK) Company Ltd., represented 32.9% of total revenue.

        Our customers may reduce volumes ordered on relatively short notice, although we had no significant reductions in 2001. We believe that a small number of manufacturers will dominate the market for mobile telephones and other wireless applications. As a result, we expect to continue to depend on large orders from a small number of customers. If our existing customers reduce their orders for our products or if we lose existing customers or fail to attract new customers, our business will suffer.

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

We incurred losses in 1999, 2000 and the first quarter of 2001, and may incur losses again in the future

        We incurred net losses in each quarter of 1999 and 2000, and in the first quarter of 2001. For the year ended December 31, 1999 we had an operating loss of €14.4 million and negative cash flow from operating activities of €11.7 million. For the year ended December 31, 2000, we had an operating loss of €19.8 million and negative cash flows from operations of €8.6 million. For the year ended December 31, 2001 we had operating income of €3.0 million and positive cash flow from operations of €50.0 million. We believe that we may experience negative cash flow during one or more quarters in 2002 as a result of our current plans for increased spending on research and development projects, particularly related to new products scheduled to be introduced in 2002, and the ongoing ramp-up of production, including the addition of lines of production at Solectron and/or a new subcontractor, tentatively scheduled for mid-year 2002. Based on our current plans, we believe that our currently available capital resources will be adequate to satisfy our cash requirements at least through 2003. If our research and development or manufacturing plans change, or if we do not achieve profits or if our profits are significantly lower than anticipated, we may need additional funding to remain in business.

Declining sales prices of mobile telephones and other wireless products could hurt our revenues

        The prices of mobile telephones have tended to decrease steadily over time. We believe that the prices of other wireless communications products will also decrease over time. As a result, prices for our WISMO modules and wireless modem products have declined and are likely to continue to decline. More importantly, in order for us to address a larger market, and in order for our customers to introduce attractively priced products, we believe we must continue to reduce our selling prices. We will be unable to maintain profitability unless we can offset these price decreases with increases in unit volume or reductions in per unit costs.

We depend on a limited number of suppliers and subcontractors who could be difficult or expensive to replace

        We rely on third parties to manufacture components of our products and to assemble all of our products and to test some of our products. Philips, Toshiba, Intel, Sony and RF Micro Devices currently manufacture key components of our products. We also currently use two subcontractors, Solectron and Thales Microelectronic, to assemble and test our products. Using third parties to manufacture components of our products and to assemble and test our products reduces our control over product delivery schedules, quality assurance, manufacturing yields and costs. The third parties who manufacture, assemble and test our products also have other customers and may not have sufficient capacity to meet all of our manufacturing, assembly and testing needs during periods of excess demand.

        We expect that each of our individual products or product families may be assembled by a sole-source subcontractor until at least mid-year 2002. We could suffer a significant delay in meeting our customers' orders for products if one of our suppliers or subcontractors cannot meet our requirements. Although we are currently planning to add production capacity at new subcontractors, it could take a long time to establish a strategic relationship with the new manufacturer. Any of these problems could significantly harm our business.

A financial crisis or political upheaval in Asia, particularly in China, could hurt our revenues

        In 1999, sales to Asian customers represented 5.9% of revenues. Sales to Mitsubishi's U.K. subsidiary, whose products were intended for end users in Asian markets, represented an additional 33.3% of our revenues in 1999. In 2000 and 2001, sales to Asian customers represented 33.9% and 83.6%, respectively, of revenues reflecting shipments pursuant to large contracts with customers in China, Taiwan and Korea. We expect that, for the foreseeable future, a significant portion of our revenues will be generated from Asian customers, and in particular from customers based in China or serving the Chinese market. A new financial crisis in Asia, particularly in China, could substantially reduce our revenues from Asian customers or customers selling to end users in Asia. In addition, political upheaval in China or a change in the political climate making China a less favorable environment for foreign businesses, could substantially reduce our revenues.

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

Our costs may increase or we may have to redesign our products if they infringe other companies' intellectual property rights

        Other companies have patents, copyrights, trade secrets and other intellectual property rights covering technology used in the wireless communications industry. Currently, we have licenses to use only some of these rights. If any of our products were found to infringe on protected technology, we could be required to redesign them, to obtain licenses for this technology or to pay royalties or damages to its owner. The resulting costs would harm our business. If we were unable to obtain these licenses or to redesign infringing products, we could be prohibited from marketing them. As explained under "Business—Intellectual Property," however, owners of some of this protected technology must provide us with a license on fair, reasonable and non-discriminatory terms.

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

We need to attract and retain key personnel who are skilled in our business and technology to remain competitive

        Our success depends on the skills of some of our key employees, including two of Wavecom's founders, Michel Alard, who is currently Chairman of the Board and Chief Executive Officer (Président Directeur Général), and Aram Hékimian, who is currently the Deputy Chief Executive Officer (Directeur Général Délégué). If either of these individuals were to leave Wavecom, the loss of their key management and technical skills could harm the development and implementation of our long-term strategy, customer relationships, operations and growth.

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

  •
  the loss of a major customer;

  •
  a reduction in the selling price of our products;

  •
  the impact of seasonal variations in demand linked to the timing of holiday buying seasons, such as the Chinese New Year; and

  •
  customer responses to announcements of new products and product enhancements by our competitors.

        Due to these and other factors, our results of operations could fluctuate substantially in the future and quarterly comparisons may not be reliable indicators of future performance. In addition, because many of our expenses for personnel, facilities and equipment are relatively fixed in nature, if revenues fail to meet our expectations we may not be able to reduce expenses accordingly. As a result, we could experience less than expected net income or we could experience net losses. These quarterly fluctuations may have a negative effect on the price of our shares and ADSs. It is possible that in some future quarter our results of operations will be below the expectations of public market analysts and investors, in which case the price of our shares and ADSs could fall.

Our U.S. shareholders could suffer adverse tax consequences if we are characterized as a passive foreign investment company

        If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are subject to U.S. taxation. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our shares or our ADSs. See "Item 10—Additional Information—Taxation—United States Taxation—Passive Foreign Investment Company".

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

Item 4. Information on the Company

Business Overview

        Wavecom develops, markets and sells a line of digital wireless standard modules, known as WISMO modules, for use in mobile telephones and other wireless applications based on the Global System for Mobile Communications ("GSM") and GPRS standards. We are in the process of developing WISMO modules based on UMTS (commonly known as "third generation" or "3G" technology). Following our acquisition of Iconn Wireless, a San Diego-based Code Division Multiple Access ("CDMA") technology company, in December 2001, we have also begun the development of a CDMA module. When we are able to offer WISMO modules in GSM, GPRS, CDMA and UMTS versions, we believe we should be able to address nearly all the world's principal wireless markets.

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

        Our products incorporate digital wireless technology that we have developed since 1993, when Wavecom was founded. Our product development calls for highly specialized technical know-how and experience in digital and radio frequency circuit design and microchip architecture, the design of real-time software and, most importantly, the optimal integration of these technologies. Between 1993 and 1996, we focused mainly on providing engineering services for our clients' customized digital wireless products. Building on engineering expertise developed during this period, we commercially introduced the first version of the WISMO module in January 1997. We were the first company to commercialize GSM technology in the form of a standard module and believe that our current WISMO Quik and WISMO Pac modules, are among the smallest wireless standard modules available.

        In March 2000 we began mass production of two dual-band versions of our WISMO Quik 2300 module (formerly known as the WISMO2C module). In the fourth quarter of 2001, we commenced mass production of our WISMO Pac 3100 (formerly known as WISMO3) module in two dual-band versions. The WISMO Pac module is more compact than the WISMO Quik module and uses new packaging technology, known as Chip-Pac® technology, which allows our customers to solder the WISMO Pac module onto the printed circuit board of the mobile telephone or other wireless application in a much more efficient manner than the manual connection process necessary for the WISMO Quik module. Both the WISMO Quik and WISMO Pac modules are now designed to operate on both GSM and GPRS networks.

        We expect to commence production of a number of new WISMO modules during 2002. In the second quarter, we plan to launch the thinner, lighter-weight WISMOQuik 2400 module. In the fourth quarter, we expect to introduce a quad-band version of the WISMO Quik module that will operate on all four GSM/GPRS frequencies (900MHz and 1800MHz for the European and Asian markets and 1900MHz and 850MHz for the U.S. GSM and GPRS markets). Our objective is to put a CDMA version of the WISMO Quik module into mass production by the end of 2002.

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

Transmission standards

        The wireless communications market is characterized by a proliferation of transmission standards in different parts of the world, including first generation analog standards, second generation digital standards, such as GSM, and so-called "2.5 generation" standards, such as GPRS and CDMA 1xRTT. Digital wireless systems generally operate on the 850MHz, 900MHz, 1800MHz or 1900MHz frequency bands. GSM is currently the dominant standard in Europe for both voice and data transmission.

        The wireless communications industry is currently developing specifications for third generation ("3G") standards to accommodate increased capacity and to allow for faster data transmission. Universal Mobile Telecommunication Systems ("UMTS"), the primary proposed 3G transmission standard, was introduced commercially in a limited geographic area in Japan in 2001 and is generally expected to be introduced commercially in Europe and the rest of Asia by 2003 or 2004. The increased capabilities of UMTS are expected to attract subscribers from other wireless standards in use around the world. To enable the introduction of broadband wireless services, which enable faster data transmissions, prior to the widespread availability of UMTS, the wireless industry is developing interim "2.5 generation" solutions based on existing second generation technology. These solutions include general packet radio services ("GPRS"), which is a transmission standard being developed to support packet-oriented data applications on GSM, and code division multiple access ("CDMA") 1xRTT. GPRS and CDMA 1xRTT, which will enable a more efficient use of a wireless communications network and provide faster transmission speeds, are expected to be implemented fully in the second half of 2002 or early 2003, for GPRS (CDMA 1xRTT has just recently been implemented).

        Gartner, a market research firm, projects that the worldwide wireless communications market will increase from approximately 938 million subscribers in 2001 to approximately 1.5 billion subscribers in 2005, with handset sales increasing from 400 million units in 2001 to approximately 545 million units in 2005. Gartner also projects that GSM/GPRS handset sales will increase from approximately 233 million in 2001 to approximately 320 million in 2005, which would represent 58% of the total estimated worldwide market for wireless handset sales. CDMA and CDMA 1xRTT subscriptions represented nearly 16% of new subscribers in 2001 and are expected to represent more than 21% of new subscribers in 2005, according to Gartner. The W-CDMA variant of UMTS, which Wavecom intends to introduce in future products, is expected by Gartner to represent more than 9% of new subscribers in 2005.

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

        In addition to testing to confirm compliance with regulatory requirements, prior to commercialization, each new wireless application must be field tested in its target markets to ensure that it operates properly with each wireless network for which it is intended to be used. These networks all vary due to different infrastructure design and the ongoing evolution of GSM network software, which is managed independently by each network operator.

Our market

        The market for wireless communications terminals has generally been characterized by rapid growth, evolving industry transmission standards and the frequent introduction of new applications. Manufacturers of mobile telephones must continually re-design their products to meet consumer demands for an increased number of functions, a wider variety of styles, smaller and lighter equipment, longer battery life and greater reliability, all at reduced costs. With the slowing of demand in 2001, mobile telephone manufacturers are under increased pressure to achieve profitability. Manufacturers of many other wireless communications products must offer compact, cost-effective products that provide a wide range of functionality and can be quickly brought to market. As segments of the wireless communications market evolve, the industry must offer a wider range of products to better meet the specific needs of individual consumers.

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

        Wavecom's products are designed to enable product manufacturers to incorporate advanced digital wireless technology quickly and efficiently into their applications. We strive to maintain technological leadership and to be a leading independent vendor of wireless standard modules, wireless modems and related support services for our products' integration in consumer and business digital wireless applications. Key elements of our strategy include:

  Expanding the use of WISMO products in mobile telephones and new wireless applications

  •
  Mobile Telephones:  We believe that there is a significant opportunity for us to supply WISMO modules both to new entrants in the mobile telephone market, as well as to established manufacturers who are increasingly looking to outsource wireless technology.

  •
  New wireless applications.  Wireless communications allow many types of equipment that are currently tied to wired telephone networks to be freed of locational constraints and the need for costly infrastructure investment. Wireless communications can also be used to enhance such products as portable computers by enabling them to send and receive data without being attached to a landline. Our strategy is to expand the use of our products in a broad range of wireless applications.

  •
  Adapting our technology for use with evolving digital transmission standards.  The current versions of the WISMO module are based on GSM and GPRS technology. We intend to produce WISMO modules that support new wireless communications standards as they are introduced. We are developing products for the CDMA 1xRTT standard and we are also focusing our research and development efforts on products for the UMTS standard.

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

  •
  Pursuing strategic acquisitions.  We intend to pursue acquisitions of businesses, products, services and technologies that are complementary to our existing business in order to expand our position in the wireless communications market. Although we have no present commitments or agreements regarding any acquisitions, we believe that there are acquisition candidates that could enhance our position in this market. A likely goal of any such acquisitions would be to acquire technology that would allow us to achieve our research and development objectives more quickly or efficiently.

  •
  Expanding sales to additional geographic markets.  We are expanding our sales and marketing capabilities in order to address the worldwide market for our products. We increased our direct sales capabilities from six sales people at the end of 1998 to 16 at the end of 2001. We increased our distributor network from seven in 1998 to 25 at the end of 2001. We opened branch offices in Tokyo (April 2000), Seoul (January 2001), and Darmstadt, Germany (October 2001) and a liaison office in Taipei (February 2002). We expect to open further branch offices or subsidiaries in Europe and in the Asia-Pacific region during 2002.We intend to add direct sales staff in all three regions and to continue to expand indirect channels by adding more distributors.

Products

WISMO modules

        WISMO modules are compact devices that incorporate substantially all baseband, digital and radio frequency hardware and software needed for a digital wireless terminal. WISMO modules are offered either with standard software interfaces or with customized software (which may be developed by the customer or by Wavecom to the customer's specifications). Prior to 2001, when our production volumes were under one million units per year, product segmentation was not a cost-effective strategy and we followed a "one-size-fits-all" approach. In 2001 we announced the creation of differentiated lines of WISMO modules, beginning with the introduction of the WISMO Pac modules in November 2001 We currently offer two different lines of WISMO modules: the WISMO Quik line (previously known as the WISMO2 line of modules) and the WISMO Pac line (which includes the products previously referred to as the WISMO3 module and the WISMO5 module). The difference between the two product lines is essentially in their packaging. The WISMO Quik line has a connector, and is more suitable for integration in automotive and telemetry applications. The WISMO Pac line has the form of a single component and includes our patented Column Grid Array™ (CGA) design. Used to provide shielding as well as connectivity, the CGA enables WISMO Pac to be automatically positioned and soldered onto a circuit board like any traditional integrated circuit, representing efficiencies in terms of industrial design and assembly.

        The WISMO Quik line of modules currently consists of the WISMO Quik 2300 series, which has been in production since March 2000. The Q2300 series is available in GSM/GPRS in two dual-band versions that operate either on the 900MHz/1800MHz bands or the 900MHz/1900MHz bands, and measures 58x32x6 mm and weighs 18g. The WISMO Pac line currently comprises the WISMO Pac 3100 series. The P3100 series, like the Q2300 series, is available in GSM/GPRS in two dual-band versions that operate either on the 900MHz/1800MHz bands or the 900MHz/1900MHz bands. However, the P3100 series is more compact than the Q2300 series with an area of less than 15cm2, a thickness of 5.1mm and weight of 11g. We commenced mass production of the WISMO Pac 3100 series in December 2001.

        The first generation WISMO1 module was introduced in 1997, but by mid 2000 all WISMO1 module customers had migrated to our WISMO Quik 2300 module (formerly known as the WISMO2C module); production of WISMO1 modules ceased during the third quarter of 2000. We began commercial shipments of the WISMO2A module, which operates on the 900MHz band only, in January 1999. That product was superseded by the WISMO2C product in the second quarter of 2000.

        Sales of WISMO modules represented 26.2% of our revenues in 1999, 59.4% in 2000 and 88.6% in 2001. Sales of assembled mobile telephones that incorporated WISMO modules represented an additional 33.3% of our revenues in 1999.

        Basic features of the WISMO module include all standard voice functions now available on the market, including conferencing, call hold, call waiting and call forwarding. Main data features of the WISMO module include the ability to send and receive short text messages and facsimiles from a mobile telephone. The WISMO module can send or receive data in multiple modes at rates up to 9,600 or 14,400 bits per second, depending on the GSM network, and theoretically up to 42,800 bits per second (for GPRS class 2) or up to 85,600 bits per second (GPRS class 10), depending on the GPRS network. At this time, the GPRS rates remain theoretical goals in laboratory conditions and realizable rates are much lower. A WISMO module has interfaces for an antenna, a subscriber identity module, an LCD screen, a keypad, microphone input and earphone output.

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

  •
  By integrating all of the key electronic components, including the sensitive radio frequency components, into our product, we can help our customers achieve higher yields in their production process since we have already addressed most technical quality issues during our own production.

  •
  A customer who has integrated a WISMO module into a product based on one band can rapidly integrate a WISMO module based on another band into the same product, providing rapid access to new markets.

  •
  Unlike some other suppliers of digital wireless technology, we are an independent supplier and do not compete with our customers who manufacture products for the end user market.

New WISMO products under development

        WISMO Quik modules.    We are currently developing the following new products for the WISMO Quik line:

  •
  The WISMO Quik 2400 series will concentrate all components on one side of the module, resulting in a thinner (3.9mm) and lighter (11g) product, compared to the Q2300 series, while keeping the same length and width. We expect to commence mass production of the Q2403 in the second quarter of 2002 with a GSM/GPRS dual-band version (900MHz/1800MHz). We expect to begin mass production of a quad-band version (Q2486), covering 850MHZ, 900MHz, 1800MHZ and 1900MHz, by the end of 2002.

  •
  A dual-band CDMA version (800MHz/1900MHz) of our WISMO Quik module is under development and will be identical in size and mechanical footprint to the Q2300 GSM/GPRS version. Our objective is to commence mass production in the fourth quarter of 2002.

        WISMO Pac modules.    We are currently developing the next generation of WISMO Pac modules which will be GSM/GPRS quad-band (850MHZ/900MHz/1800MHZ/1900MHz) and in a smaller form factor than the P3100 series. We are currently designing our own baseband chipset in order to attain size and cost reductions, as well as increasing features and functions. Working samples of the baseband chipset are expected to be available in mid-2002. We expect to commence mass production of the new series in the first half of 2003.

Wireless modems

        In addition to the WISMO module product line, we offer a GSM-based external stand-alone wireless modem, the FASTRACK, designed for data, fax, short message service and voice applications. In response to customer demand for smaller modems which can be more easily integrated into a product, we introduced an integrated wireless modem, the INTEGRA, in the second quarter of 2000 that is intended to be soldered onto a printed circuit board. Our wireless modems have full type approval and therefore can be used off-the-shelf. This enables a customer to incorporate immediately wireless connectivity in its own application without any delays related to type approval. Typical uses for wireless modems include vehicle fleet management and remote measuring and reporting of information in such applications as utility meters, vending machines or security systems. Whereas WISMO modules are typically purchased by product manufacturers for integration into mobile telephones, personal digital assistants and other high volume products, wireless modems are more commonly purchased by customers seeking an off-the-shelf wireless solution for relatively small volume applications where size is not a critical factor. In 2001, our average sale price for wireless modems was €136 compared to €154 in 2000, although prices may vary significantly depending on volume. Sales of wireless modems represented 31.8% in 1999, 36.8% in 2000 and 9.9% in 2001.

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

  •
  provision of production test tools.

        We also assist our customers by providing them with software development tools. Our MUSE Platform™, or Modular User Software Environment™ is an open software environment that allows our customers' software engineers to easily develop and embed wireless applications directly onto WISMO modules and modems. Our first product available based on the MUSE Platform, Open AT, was launched in the fourth quarter of 2001 and is designed for vertical applications such as telemetric, automotive and multimedia systems. Relying on AT commands to drive the WISMO, Open AT lets developers take advantage of available processing capacity and intelligence of WISMO modules and modems. Open AT allows our customers to have more autonomy and flexibility when developing their wireless applications. Open MMI, a product designed for use in developing handsets, is expected to be available in the third quarter of 2002.

        We believe that close contact with our customers improves their level of satisfaction and provides us with insights into their future product development plans. To expand our customer base, we offer WISMO modules as part of starter kits, enabling potential customers to perform initial feasibility studies. As of December 31, 2001, we had 14 technical support personnel in France, Hong Kong and San Diego (compared with eight in 2000).

Applications

        We are an established third-party supplier of digital wireless modules for the mobile telephone market and new and emerging wireless applications markets. We are targeting four wireless applications markets that we believe will generate the most significant demand for our products over the next three to five years. We have included our direct product sales by wireless application as a percentage of total product sales for 2001 and 2000. Indirect sales to our distributors consist primarily of sales of modems, which we believe are used mainly for automotive and telemetry applications. In 2001, product sales to our distributors accounted for 13.2% of our total product sales (32.3% in 2000).

Telephony

        We market the WISMO module to mobile telephone manufacturers. The WISMO module allows telephone manufacturers to introduce a product to the market quickly, to minimize their internal research and development costs and to focus their efforts on product design, marketing and distribution. Our customers typically assemble their own mobile telephones using a WISMO module. For certain customers in the past we have also agreed to sell assembled mobile telephones or to customize the WISMO module to meet their needs. Companies that have integrated or are in the process of integrating our products or technology into their mobile telephones include China Kejian Corporation, Mitsubishi, NEC, Philips Consumer Communications, Samsung, Sewon Telecom Co., Ltd., Guangzhou Southern High-tech Co., Ltd. ("Soutec") and TCL Mobile Communications Co. Ltd.

        In 2001 revenues from direct product sales for telephony applications were 69.6% of total product sales (23.8% in 2000).

Automotive

        Automotive applications combine digital wireless technology with global positioning system technology which together provide interactive information regarding traffic, emergency assistance, routing, local businesses and places of interest. Automotive applications could also include an emergency assistance feature that would provide information, including vehicle location, in the case of accidents or theft. These applications also include the provision of a wireless telephone as a standard equipment option in an automobile. We are supplying WISMO modules to SiemensVDO and Magneti Marelli, two of Europe's largest automotive equipment suppliers. In late 2000, we announced a contract with Trimble for integration of WISMO modules into a fleet management product.

        This category also includes applications for fleet management. Digital wireless technology in combination with global positioning system technology allows the location of trucks, taxis, and other vehicles to be monitored from a central location.

        In 2001 direct product sales for automotive applications accounted for 2.3% of total product sales (10.1% in 2000).

Telemetry

        Telemetry is the use of communications networks to obtain information from remote locations, and is sometimes known as "machine-to-machine communication". The use of WISMO modules makes telemetry possible where the installation of landlines is not practical. Applications include remote meter reading by utility companies, real-time updating of information on electronic billboards, credit card authorization for mobile payment terminals and remote messaging from vending machines to report inventory levels or maintenance requirements. Falcom GmbH, a German integrator of wireless products, has built WISMO modules into terminals for specialized applications in vending machines, hospitals, high technology companies, homes and other market sectors. Necta (formerly Zanussi) has incorporated WISMO modules into its vending machines. In addition, utilities in Australia and Finland use our modems for remote reporting of electric power consumption. In 2001 direct product sales for telemetry applications accounted for 5.4% of our total product sales (19.5% in 2000).

Multimedia

        WISMO modules can enable personal digital assistants, smartphones, notebook computers and other portable devices to be connected to a wireless communications network. We believe that the introduction of the GPRS standard, with its increased speed and efficiency, will accelerate the demand for these applications, by allowing easier access to e-mail and the Internet. We currently sell WISMO modules to Handspring Inc. for integration into its Treo line of wireless personal digital assistants, to Inventec Corp. for integration into a wireless Internet access device and to Matsushita for integration into a Panasonic reinforced portable computer for industrial use. In 2001 direct product sales for multimedia applications accounted for 9.5% of our total product sales (14.3% in 2000).

Sales, marketing and distribution

        We use a direct sales force to sell our line of WISMO modules and wireless modems, and to market related services. We also use distributors to sell wireless modems. Because modems are sold as a finished product, their applications do not require Wavecom's technical expertise, which is necessary to integrate WISMO modules. We currently work with distributors covering territories including approximately 60 countries in Europe, the Asia-Pacific region and the Americas. Our sales, marketing and distribution efforts are organized into three geographical areas. Our Paris head office is responsible for Europe, the Middle East and Africa, with assistance from a branch office near Frankfurt, Germany. Our San Diego office is responsible for the Americas. Our Hong Kong office is responsible for the Asia-Pacific region and overseeing our offices in Tokyo, Seoul and Taipei. At December 31, 2001, we had 47 sales and marketing employees and independent contractors..

Manufacture and assembly

        We use the fabless business model in which we outsource the manufacture, assembly and most testing of our products. By using third-party manufacturers, we gain access to up-to-date facilities and processes without significant capital outlay and are able to focus our resources on research and development, product design, quality assurance, marketing and customer support. Through our third-party manufacturers, we order components for our products from microchip foundries, including Philips, Toshiba, Intel, Sony and RF Micro Devices. Non-standard components are based on our design. In order to streamline the purchasing process for our products and to benefit from the leverage of our manufacturers' higher volumes, in January 2000 we transferred responsibility for components purchasing logistics to our manufacturers. During 2000 and most of 2001, our purchasing staff negotiated the cost of components used in our products primarily with our manufacturers. We added personnel to our purchasing staff in 2001 and, by the end of the year, had become more involved in the direct negotiations with the component suppliers. We work with our manufacturers on a twelve-month rolling forecast basis with firm orders placed two months in advance. In addition, our sales contracts generally require our customers to provide us with a six- to twelve-month product purchasing forecast that we use as the basis for preparing our own forecasts and negotiations with suppliers to secure the supply of components for our products.

        We use two third-party manufacturers to assemble and test our products. Solectron Corporation produces the majority of our WISMO modules and assembles our wireless integrated modems. Over the course of the fourth quarter of 2001, and ending in January 2002, production of WISMO modules at Solectron was transferred from their plant in Bordeaux, France to their factory in Timisoara, Romania. In 2001, one production line for WISMO modules was established at Thales, near Rennes, France, which previously only assembled our wireless external modems. The production facility at Thales was established in order for us to have a platform on which to produce new products which remains close to our French headquarters, as well as to provide additional production capacity. Each of these manufacturers is certified to applicable ISO 9000 and 14,000 series specifications, which means that their operations have in each case been determined by independent examiners to comply with internationally developed quality control standards. Solectron and Thales are important suppliers for us, and should either of them fail to meet our requirements, we may have difficulty meeting customer demand. We have, however, identified other manufacturers that could replace them. We are currently actively seeking to qualify a third subcontractor and expect to begin production with the new supplier in the second half of 2002.

        In 1999, we entered into a contract for manufacturing and related services with Solectron-France S.A. Pursuant to this agreement, Solectron manufactures, assembles and tests our WISMO module lines. The term of the agreement is for one year and is automatically renewed for additional terms of one year each, unless written notice to the contrary is sent by one of the parties at least 90 days before the anniversary date of the agreement. The total term of the agreement may not exceed three years. We are currently in the process of renegotiating the contract with Solectron.

        The manufacturing services provided by Thales through the end of 2001 were based upon an informal arrangement. A formal contract with Thales was signed in early 2002.

        Our arrangements with both Solectron and Thales call for us to purchase the tested finished products. Component purchasing is the responsibility of the third-party manufacturer. The third-party manufacturer issues purchase orders to the component suppliers based on the quantities of finished goods ordered from Wavecom. In general, components need to be ordered two to four months before they enter the production process. In the event that we initiate an engineering change that results in the obsolescence of components specific to our products, the third-party manufacturer may invoice Wavecom for the cost of these unusable components.

        Wavecom owns all testing equipment related to the manufacturing of its products and could transfer it to a different manufacturer if necessary. We conduct our own quality control at the premises of our third-party manufacturers. As of December 31, 2001 we had 108 employees and independent contractors in production oversight, manufacturing, purchasing and quality assurance.

Research and development

        To keep pace with rapid technological changes and market pressures in our industry, we maintain a substantial program of research and product development. This program focuses primarily on developing new products that are progressively smaller and lighter, with higher performance levels and enhanced features and functions, as well as adapting our products to evolving and new transmission standards.

        We intend to continue internal product development to further reduce the size of the WISMO modules, to reduce their power consumption and to enhance their functionality. Our current projects include the introduction of the next generation of the WISMO Quik module, the 2400 series. The WISMO Quik 2400 module is fully compatible with the WISMO Quik 2300 module in terms of mechanical footprint and software and hardware interfaces, but is 40% thinner (at 3.9 millimeters) and 45% lighter (at 11 grams) than the WISMO Quik 2300 module. We expect to commence mass production of the WISMO Quik 2400 module in the second quarter of 2002. We expect to commence mass production of a quad-band version of the WISMO Quik module, which will operate on the 850MHz, 900MHz, 1800MHz and 1900MHz bands, and a CDMA version of the WISMO Quik module in the second half of 2002. We believe that we will be the first company to have a quad-band solution on the market and the first company to have pin-to-pin compatible GSM/GPRS and CDMA wireless modules.

        We expect to commence mass production of a thinner, lighter version of the WISMO Pac 3000 module in the second half of 2002 and we expect to have prototypes of the WISMO Pac 5000 series (formerly WISMO5) module by the end of 2002. The WISMO Pac 5000 series is expected to be roughly half the size of the WISMO Pac 3000 module. We are currently working on proprietary chipset designs that we intend to integrate in the next generation of the WISMO Pac module, which is expected to weigh in at 6 grams and to go into mass production in early 2003.

        We also intend to continue to focus significant research and development efforts on the introduction in the second half of 2003 of a new line of WISMO modules which will use the 3G UMTS standard and which will be dual-mode with GSM/GPRS.

        We introduced our MUSE (Modular User Software Environment) Platform in the third quarter of 2001.

        Wavecom's research and development expenditures totaled approximately €11.9 million in 1999 (32.6% of revenues), €16.1 million in 2000 (24.6% of revenues) and €32.6 million in 2001 (10.1% of revenues). We intend to maintain a substantial research and development program and expect research and development expenses to increase in the future. As of December 31, 2001, our research and development staff included 244 salaried employees and 110 independent contractors, all of whom work in France except for 59 personnel located at our subsidiaries. The research and development personnel located at our subsidiaries include engineers who joined us following our acquisitions of Iconn Wireless in December 2001, who are dedicated to developing a CDMA version of our WISMO Quik module, and Arguin Communications in October 2000, who are working on our UMTS technology development. We use independent contractors to gain access to their specialized expertise and to give us greater flexibility in staffing particular projects.

Competition

        Competition in our markets is intense. In the mobile telephones and personal digital assistants markets, while we believe we are the only supplier of a complete modular solution, we face competition from engineering design firms, such as TTP Communications, as well as from companies such as Infineon, Texas Instruments, Analog Devices and Lucent Technologies, Inc., who supply both components and reference designs for wireless technology. In 2001, both Motorola and Ericsson announced that they would license their technology to makers of mobile phones and personal digital assistants, but we believe the solutions of both companies are based on reference designs and are not complete modular solutions. For other wireless applications we face competition from large integrated consumer electronics companies and from several companies that design and manufacture wireless standard modules and wireless modems, including Ericsson, Nokia, Motorola, Siemens, Sierra Wireless, Novatel Wireless and Xircom. We believe that our ability to compete successfully in the wireless communications market depends upon a number of factors within and outside our control, including price, quality, availability, product performance and features; the timing of new product introductions by us, our customers and competitors; and customer service and technical support. Some of our customers could choose to develop and manufacture their own wireless products and solutions and could elect to compete with us at any time.

Intellectual property

        The European Telecommunications Standards Institute ("ETSI") has a policy that allows third parties to disclose intellectual property rights which they believe are essential to the use or operation of GSM/GPRS-based equipment. Once an owner of such a right gives notice to ETSI, it must grant irrevocable licenses to third parties on fair, reasonable and non-discriminatory terms and conditions to allow the manufacture and sale of equipment. Some owners of GSM/GPRS-related patents may not have notified them to ETSI.

        In order to produce and market our GSM/GPRS-based WISMO modules and wireless modems, we must assess whether licenses from third-party patent owners are required. Because of the intense competition in our industry, there may be a substantial number of patents to consider and it is difficult to identify all those which may have an impact on our products. We believe that most of the patents important to us are the GSM/GPRS patents covered by ETSI's policy. These include patents of Motorola, Siemens, Philips, Nokia, Mitsubishi, NEC, and Alcatel. At this time, we have licenses to use GSM/GPRS-essential patents of Motorola, Siemens and Philips and are currently negotiating licenses with Mitsubishi, NEC, Alcatel, Nokia, Ericsson and Matra Communications. As we identify other potentially essential patents, we may need to enter into additional license agreements. Should we fail to identify all patents needed to produce our products or to obtain the required license agreements, we could be found to have infringed the patent rights of third parties. In addition, as new digital transmission standards develop, we will have to acquire additional licenses for new essential patents.

        In January 1999 we entered into a cross license agreement with Motorola Inc. Under this agreement, Motorola and Wavecom each grant to the other a license to use the intellectual property rights it owns or develops for the GSM standard. In addition, the agreement requires us to pay to Motorola a license fee for each GSM product we sell. The agreement remains effective as long as both Motorola and Wavecom continue to manufacture products which use the GSM standard and as long as the licensed GSM/GPRS essential patents remain in force.

        In September 2001, we entered into a cross license agreement with Philips N.V. whereby Philips has granted us a license to use GSM/GPRS essential patents that Philips owns or develops for the GSM/GPRS standard in consideration for our payment to Philips of a fixed fee covering all past and future royalties due. In addition, under this agreement, we have granted Philips a royalty bearing license to use GSM/GPRS essential patents that we own or develop for the GSM/GPRS standard. The agreement remains in effect for so long as the licensed GSM/GPRS essential patents remain in force.

        In January 2002, we entered into a cross license agreement with Siemens A.G. whereby Siemens has granted us a license to use GSM/GPRS essential patents that Siemens owns or develops for the GSM/GPRS standard in consideration for our payment to Siemens of a fixed fee covering past royalties due and a royalty percentage based on each GSM/GPRS product we sell in the future. In addition, under this agreement, we have granted Siemens a royalty free license to use GSM/GPRS essential patents that we own or develop for the GSM/GPRS standard. The agreement remains in effect for so long as the licensed GSM/GPRS essential patents remain in force.

        In order to produce and market CDMA-based WISMO modules and wireless modems, we entered into a cross license agreement with Qualcomm in May 2002. Under this agreement, Qualcomm has granted us a license to use CDMA essential patents that Qualcomm owns or is able to license for the CDMA standard in consideration for our payment to Qualcomm of a up-front fee and a royalty percentage based on each CDMA product we sell in the future. In addition, under this agreement, we have granted Qualcomm a royalty free license to use CDMA essential patents that we own or develop for the CDMA standard. We have been granted an option to include WCDMA and/or TD-SCDMA at Qualcomm's then-standard terms and conditions for a license to such standard.

        To protect the intellectual property we have developed in the course of our research and development activities, we rely upon a variety of legal measures, including patents and patent applications. Our employment agreements contain provisions to protect our trade secrets by forbidding the unauthorized disclosure of confidential information. Our independent contractors are required to enter into confidentiality agreements that also assign us rights to inventions they make while engaged by us. We have also entered into non-disclosure agreements to protect our confidential information delivered to third parties in conjunction with possible collaborations and for other purposes.

        In October 1999, we established an employee patent incentive program designed to recognize employee-inventors and to encourage employee-inventors to sponsor patent applications. The patent incentive program provides French employees who have developed an invention in the course of their employment with cash compensation if and when a patent application is filed by us and a second cash payment upon the effective commercial use of the patent within five years after the filing of the patent.

        We currently own seven French patents expiring at various dates beginning in 2015. We have filed twelve other patent applications currently undergoing evaluation, and have begun proceedings for the extension of some of our patents to other jurisdictions.

        We have registered trademarks or filed applications for such registration for "WAVECOM", "WISMO", "WVCM", "WISMO WITHIN", "CHIP-PAC", "THE HEART OF THE MATTER", "MUSE Platform" and "MODULAR USER SOFTWARE ENVIRONMENT" in France. We have also registered these trademarks or filed applications for such registration in certain other jurisdictions. We do not have the trademark "Wavecom" registered in North America or Japan, where there are several other companies using that name.

Backlog

        At December 31, 2001 our product backlog was approximately €129 million. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year, however, we do not require customers to place firm orders more than four months in advance. Product orders in our backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Our backlog may vary significantly from time to time depending upon the level of capacity of our suppliers and subcontractors available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

Capital expenditures

        Capital expenditures since January 1, 1998 have related primarily to the purchase of laboratory, testing and computer equipment, principally at the company headquarters in France. Total expenditures on property and equipment were €3.5 million in 1999 (€2.7 million internally financed and €0.8 million financed by capital leases), €8.4 million in 2000 (all internally financed), and €10.3 million in 2001 (all internally financed).

Corporate Information

        Wavecom S.A. is a société anonyme, or limited liability company, organized under the laws of France in 1993 with authorization to operate for a period of 99 years, which period may be extended by vote of the shareholders. Our registered offices are at 12 boulevard Garibaldi, 92442 Issy-Les-Moulineaux Cedex, France and our telephone number is (011 33 1) 46 29 08 00. Our principal offices in the United States are at 4810 Eastgate Mall, 2nd Floor, San Diego, CA 92121, and our telephone number at that address is +1 858 362 0101.

        Wavecom S.A. owns majority interests in four subsidiaries:

          Wavecom Asia Pacific Limited, Hong Kong, Republic of China (wholly owned)

          Wavecom Inc., San Diego, California, United States (wholly owned)

          Wavecom Korea Co., Ltd., Seoul, South Korea (wholly owned)

          Arguin Inc., San Diego, California, United States (37.77% owned, 61.88% of voting rights    controlled)

Property, Plant and Equipment

        Our headquarters are located in Issy-les-Moulineaux, a suburb of Paris, France, where we lease approximately 10,000 square meters of office space in two buildings. Leases for a portion of our original 3,500 square meter facility terminate at December 31, 2002, but we expect to be able to renew the leases or find new office space in the vicinity covering all or most of this space, although at higher rental rates. In response to our need for additional office space, we obtained an additional 6,500 square meters of office space in Issy-les-Moulineaux in June 2001. We also rent temporary office space in Issy-les-Moulineaux from time to time in order to meet short-term space needs. In order to attract skilled personnel who do not wish to live in the metropolitan Paris area, we have leased an additional 280 square meters of office space in Rennes, in the Brittany region of France in 2001. We also currently lease office space in San Diego, Tokyo, Hong Kong, Seoul, Taipei and Darmstadt, Germany.

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

        In 1996, we realized that there was a developing market for an integrated wireless module that could be used as a component in mobile phones and other wireless applications. Building on the engineering expertise gained during our early years, we developed the WISMO module. We began commercial production and sales of the WISMO module in January 1997. In November 2001, we commenced production of the WISMO Pac 3000 series (formerly WISMO3) module, although we did not ship significant quantities of this product before the first quarter of 2002. During 2001, we sold principally the WISMO Quik 2300 series (formerly WISMO2C) module in two versions, one operating on the 900MHz and 1800MHz bands and the other operating on the 900MHz and 1900MHz bands. Mass production of the WISMO Quik module was launched in March 2000. Through mid-2000, we sold the WISMO1 line in four different GSM versions, two that operate on the 900MHz band, one that operates on the 1800MHz band and one that operates on the 1900MHz band. During 1999 and the first half of 2000, we also sold the WISMO2A module which was available only on the 900MHz band.

        In the first quarter of 2002, we produced prototypes of the next generation of the WISMO Quik module, the 2400 series. The WISMO Quik 2400 module is fully compatible with the WISMO Quik 2300 in terms of mechanical footprint and software and hardware interfaces, but is 40% thinner (at 3.9 millimeters) and 45% lighter (at 11 grams) than the WISMO Quik 2300 module. We expect to commence mass production of the WISMO Quik 2400 module in the second quarter of 2002. We expect to commence mass production of a quad-band version of the WISMO Quik module, which will operate on the 850MHz, 900MHz, 1800MHz and 1900MHz bands, and a CDMA version of the WISMO Quik module, in the second half of 2002. We believe that we will be the first company to have a quad-band solution on the market and the first company to have pin-to-pin compatible GSM/GPRS and CDMA wireless modules.

        Due to the delays in the stabilization of the GPRS networks and the decision by operators to add new functions, we decided not to sell in volume the GPRS version of our WISMO modules during 2001, although we did provide some product to our customers for testing purposes. We currently believe that networks should be stable enough by mid-2002 to make commercial launch of our GPRS WISMO modules possible in the third quarter of 2002.

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

        The WISMO module is designed to be used not only in mobile telephones and wireless modems, but also in other wireless applications. We believe that great growth potential for the WISMO module is in applications other than mobile phones, such as automatic vehicle location systems, handheld electronic devices, such as personal digital assistants, and telemetry applications where the measurement and transmission of data is necessary. None of these new markets is well established, however, and we cannot be certain that they will develop.

        The sales prices of WISMO modules and our wireless modems were subject to the same downward pressure in 1999 as affected the mobile telephone industry in general. In 2000, we believe that our average sales prices declined at a faster rate than the general industry as we moved from small volume, higher priced contracts in the first half of the year, to high volume, lower priced contracts beginning in the third quarter. In 2001, our average sales price declined 17.4% from the fourth quarter of 2000 to the fourth quarter of 2001. We believe that downward pressure on the prices of mobile telephones may continue in the future and that similar pressure will affect the newer types of wireless communications applications in which our products are used or may be used. We therefore expect a continuing decline in the sales prices of our products. In 2001, the average price of a WISMO module was €76 compared to €93 in 2000. The actual price we charge for WISMO modules varies considerably and depends on the application for which they are used, the amount of software customization required and the volume ordered. In 2001, our average sale price for wireless modems was €136 compared to €154 in 2000. As with WISMO modules, the prices may vary significantly depending on volume.

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

        In 2001 and 2000, our operating costs increased substantially, largely due to increased research and development spending, although selling, general and administrative expenses increased as well as we added headcount to meet the expanding volume of business. All research and development costs are expensed as incurred. Research and development spending increased from €11,913,000 in 1999 to €16,133,000 in 2000, and to €32,634,000 in 2001. We also added management and administrative infrastructure to manage our growth as we increased the volume of activity and expanded internationally. We recorded operating income of €3.0 million in 2001 and an operating loss of €19.8 million in 2000, and we generated €50.0 million in cash from operating activities in 2001 (while we used €8.6 million in 2000). We expect operating costs to increase in 2002 compared to 2001, but we anticipate that the rate of increase will be lower than the rate of increase in revenues in 2002.

        Our customer base has been predominantly international since 1995, with the majority of our revenues coming from Asia and from European customers outside of France, including Germany, Italy, Spain and the United Kingdom. Revenues from Asia represented 84% of our sales in 2001 and a third of our sales in 2000. In order to better serve the Asian markets, we established a branch office in Japan in early 2000 and a branch office in Korea in January 2001, in addition to our Hong Kong-based subsidiary. We have plans to open representative offices in Taiwan and a branch office or subsidiary in mainland China in 2002. We also have a subsidiary based in San Diego and a sales office in Darmstadt, Germany.

Critical Accounting Judgments and Estimates

        In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we identified the most critical accounting principles upon which our financial status depends. We determined that the critical principles are those that involve the most complex or subjective judgments and estimates. Our judgment used to determine the appropriate assumptions and to make estimates is based on our historical experience, terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources. We believe that our most critical accounting estimates are:

  •
  Provision for warranty services: We provide for the estimated cost of product warranty service at the time the revenue is recognized. While we have put in place extensive product quality programs and processes, our warranty obligation is affected by product failure rates, our ability to repair defective products and service delivery costs incurred in correcting a product failure. Should actual product failure rates, repair rates or service delivery costs differ from our estimates, revisions to the estimated warranty accrual would be required.

  •
  Provision for royalty payment for intellectual property rights: Our products are designed to conform to certain wireless industry standards which are based on certain patented technologies that we use. We have concluded license agreements with three patent holders, under which we pay royalties. We are in the process of negotiating with other patent holders. We record a provision for royalty payments that we estimate will be due to these patent holders once we conclude license agreements with them. The provision is based on a percentage of consolidated product revenues and is recorded at the time revenue is recognized. Should the actual royalties to be paid under license agreements signed in the future differ from our estimates, the royalty provision would have to be revised.

Both of these provisions have an impact on the determination of cost of goods sold. Both are recorded in "other accrued expenses" on the balance sheet and are described more fully in the footnotes to our annual consolidated financial statements.

Results of Operations

Fiscal year 2001 compared to fiscal year 2000

  Revenues

        Total revenues increased 392% from €65,573,000 in 2000 to €322,664,000 in 2001. The increase reflects a 404% increase in product sales and a 102% increase in service revenues.

        Most of our revenues are from export sales. In 2001, 11% of our revenues were from customers in European countries excluding France, particularly Germany and Italy, compared to 52% in 2000. Customers in Asian countries accounted for 84% of our revenues in 2001 (compared to 33% in 2000), French customers made up 2% of total revenues in 2001 (compared to 3% in 2000), 1% came from customers in the Americas (compared to 3% in 2000) and 2% came from customers in the rest of the world (compared to 9% in 2000).

        Product sales.    Revenues from sales of our products totaled €317,571,000 in 2001 compared to €63,055,000 in 2000. Sales of WISMO modules accounted for 90% of total product sales in 2001, while 10% was from sales of wireless modems. The increase in product revenues in 2001 was due principally to increased sales of WISMO modules for telephony applications, but in absolute terms sales in all our target markets (multimedia, automotive and telemetry as well as telephony) increased.

        Technology development and other services.    Revenues from services increased from €2,518,000 in 2000 to €5,093,000 in 2001. This increase reflects the increasing completion of product integration services for WISMO module customers. We recognize service revenues for development work once all work is completed. At December 31, 2001, we had €2.4 million in deferred service revenue on the balance sheet relating to development services in progress.

  Cost of revenues

        Cost of goods sold.    Cost of goods sold consists primarily of the cost of components and our manufacturers' charges. Our cost of goods sold increased from €51,457,000 in 2000 to €254,658,000 in 2001. Our gross profit on product sales in 2001 was €62,913,000 (19.8% of product revenues) compared to €11,598,000 (18.4% of product revenues) in 2000.

        In 2001, our product gross margin increased in each of the four quarters after declining substantially in the second half of 2000. The improvements in gross margin resulted principally from two factors:

  •
  We improved oversight of our third-party manufacturers and of the manufacturing process during 2001 by replacing our director of manufacturing in December 2000 and reorganizing the industrialization and logistics teams beginning in the first quarter of 2001. As a result of process improvements, we were able to increase yields and reduce production time, which in turn translated into lower costs and higher capacity on existing production lines.

  •
  During 2001 industry demand for electronic components slowed, resulting in an over-supply compared to the industry-wide shortage which we faced in 2000. Consequently, market prices for components we require for our products declined over the course of the year. In addition to these more favorable market conditions, we also benefited from the increased negotiating power accompanying the substantial growth in our production volumes (approximately 4,000,000 units sold in 2001 compared to 580,000 units sold in 2000). Lastly, during 2001 we reinforced our purchasing team and began negotiating more aggressively with both our third-party manufacturers and the component suppliers. We believe this had a significant favorable impact on our ability to reduce our cost of goods sold.

        Cost of services.    Our cost of providing services increased slightly from €4,522,000 in 2000 to €4,718,000 in 2001. We realized a gross profit from services of €375,000 in 2001 compared to a loss on services of €2,004,000 in 2000. The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

  Operating expenses

        Research and development.    We spent €32,634,000 (10.1% of revenues) on research and development in 2001 compared to €16,133,000 (24.6% of revenues) in 2000. This 102% increase in our research and development spending reflects, in part, the development efforts related to new WISMO modules as we began to expand our product line, and to improved software interfaces and development tools. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS and UMTS.

        Sales and marketing.    Sales and marketing expenses in 2001 totaled €12,416,000 (3.8% of revenues) compared to €5,836,000 (8.9% of revenues) in 2000. This doubling of sales and marketing expenses in 2001 reflects an increase in our presence in the Asia-Pacific and U.S. markets through our local offices, as well as substantial increases in the staffing of our marketing department. We also incurred increased promotional expense related to the launches of the WISMO Pac module series and the MUSE Platform in 2001. We increased the number of direct sales personnel from 13 at the end of 2000 to 15 at December 31, 2001.

        General and administrative.    General and administrative expenses increased 138% from €5,598,000 (8.5% of revenues) in 2000 to €13,297,000 (4.1% of revenues) in 2001. We increased the number of personnel in our general and administrative services (including finance, legal, corporate communications, human resources, and information systems departments from 52 at December 31, 2000 to 77 at December 31, 2001. These increases accompanied the growth of our business and the development of our subsidiaries in Asia and in the United States. In 2001, we also more than doubled the amount of our office space (primarily with the leasing of our new 6,500 square meter corporate headquarters in France and incurred related moving costs.

        Amortization of goodwill.    In December 2001, we purchased the tangible and intangible assets of Iconn Wireless, a San Diego-based CDMA-technology company, for $4.6 million (€5.3 million) of which $4.1 million (€4.6 million) has been allocated to goodwill. In accordance with new U.S. accounting rules issued in 2001 (Statement of Financial Accounting Standards No. 142), this goodwill is not being amortized. However the ongoing value of the goodwill will be subject to review and any impairment in value will result in a write-down of the value. In October 2000, we purchased for €3,454,000 in cash a 61.88% interest in a San Diego-based software development company. As a result of this acquisition, we recorded goodwill of €1,326,000 which was being amortized over five years. The charge of €278,000 represents twelve months of amortization related to our October 2000 acquisition. The goodwill related to this acquisition will cease being amortized as of January 1, 2002.

        Deferred compensation amortization.    Deferred compensation expense of €7,366,000 was recorded in connection with the issuance of founders' warrants and stock options in September 1998 and February 1999. This deferred expense is amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Consequently, amortization expense of €1,711,000 was recorded in 2001, compared to €1,758,000 in 2000.

  Other income (expense)

        Interest income, net.    We recorded net interest income of €3,827,000 in 2001, compared to €2,745,000 in 2000. The increase in net interest income results from the investment of cash proceeds from our public offering in June 2000 in low-risk securities, net of interest expense related to capital leases.

        Foreign exchange gain (loss).    We had a net foreign exchange gain of €142,000 in 2001 compared to a net gain of €989,000 in 2000, due primarily to changes in the value of the U.S. dollar (the primary currency other than the euro in which we invoice sales and make purchases) compared to the euro.

        Provision for loss on long-term investment.    In October 2000, we invested approximately $1 million (€1.2 million) in a privately-owned developer of Bluetooth technology. In the fourth quarter of 2001, we recorded a provision in the amount of €716,000 for the estimated loss in value of this investment, based on the lower valuation of the company in later financing rounds (in which we did not participate).

        Income tax expense (benefit).    Our €2,299,000 net tax benefit in 2001 (€1,534,000 in 2000) represents principally French research tax credits, offset slightly by tax expense in certain jurisdictions. Research tax credits are received in cash in the fourth year after the period in which they are recorded, if they are not used to offset income taxes payable in France prior to that time. We recorded no tax expense in most jurisdictions, including France, due to the existence of tax loss carryforwards in excess of taxable income.

Fiscal year 2000 compared to fiscal year 1999

  Revenues

        Total revenues increased 79.4% from €36,560,000 in 1999 to €65,573,000 in 2000. The increase reflects an 82.4% increase in product sales and a 35.9% increase in service revenues, offset in part by the absence of license fees and royalties in 2000 compared to €144,000 in 1999.

        Most of our revenues are from export sales. In 2000, 52% of our revenues were from customers in European countries outside of France, particularly Germany and Italy, compared to 77% in 1999. Customers in Asian countries accounted for 33% of our revenues in 2000 (compared to 6% in 1999), French customers made up 3% of total revenues in 2000 (compared to 10% in 1999) and 12% came from customers in the rest of the world (compared to 7% in 1999).

        Product sales.    Revenues from sales of our products totaled €63,055,000 in 2000, compared to €34,563,000 in 1999. Sales of WISMO modules accounted for 62% of total product sales in 2000, while 38% was from sales of wireless modems. The increase in product revenues in 2000 was due principally to increased sales of WISMO modules for telephony and multimedia applications as we began shipping to new customers under contracts signed in the second half of 1999 and early 2000.

        Technology development and other services.    Revenues from services increased from €1,853,000 in 1999 to €2,518,000 in 2000. This increase reflects the increasing completion of product integration services for WISMO module customers. At December 31, 2000, we had €4.2 million in deferred service revenue on the balance sheet relating to development services in progress.

  Cost of revenues

        Cost of goods sold.    Cost of goods sold consists mostly of the cost of components and our manufacturers' charges. Our cost of goods sold increased from €26,236,000 in 1999 to €51,457,000 in 2000. Our gross profit on product sales in 2000 was €11,598,000 (18.4% of product revenues) compared to €8,327,000 (24.1% of product revenues) in 1999.

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

  •
  The WISMO Quik 2300 module entered into mass production in March 2000 and initially included numerous manual steps in the production process that negatively effected yield as production volumes increased significantly in the third and fourth quarters. In the fourth quarter, engineering changes were implemented to reduce the manual steps in the process and we hired a new director of manufacturing in December 2000 to focus on production efficiency. Additional engineering changes have been planned in the first half of 2001 in order to fully automate the WISMO Quik 2300 module production process.

        Cost of services.    Our cost of providing services increased from €2,148,000 in 1999 to €4,522,000 in 2000. The loss on services increased from €295,000 in 1999 to €2,004,000 in 2000. The loss in 2000 reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

  Operating expenses

        Research and development.    We spent €16,133,000 (24.6% of revenues) on research and development in 2000 compared to €11,913,000 (32.6% of revenues) in 1999. This 35.4% increase in our research and development spending reflects, in part, the development efforts related to the new integrated wireless modems, the dual-band versions of the WISMO2 module, the WISMO3 module and the WISMO5 module. We began shipping our integrated wireless modems in the second quarter of 2000 and the dual-band version of the WISMO2 module in the first quarter of 2000. Research and development expenses also reflect the significant resources used to adapt our existing products for new digital wireless standards, including GPRS.

        Sales and marketing.    Sales and marketing expenses in 2000 totaled €5,836,000 (8.9% of revenues) compared to €3,412,000 (9.3% of revenues) in 1999. In 2000, our sales and marketing expenses increased 71.0% as we targeted new wireless applications markets and increased our presence in the Asia-Pacific and U.S. markets through our Hong Kong and San Diego offices. We incurred expenses relating to the opening of a branch office in Tokyo in April 2000 and a branch office in Seoul in January 2001. We increased the number of direct sales personnel from eight at the end of 1999 to 13 at December 31, 2000.

        General and administrative.    General and administrative expenses increased 82.3% from €3,070,000 (8.4% of revenues) in 1999 to €5,598,000 (8.5% of revenues) in 2000. We increased the number of personnel in our general and administrative services (including finance, legal, corporate communications, human resources, and information systems departments from 30 at December 31, 1999 to 52 at December 31, 2000. Our initial public offering on the Nasdaq and Nouveau Marché stock markets in June 1999 increased ongoing legal and administrative expenses related to financial communication and investor relations.

        Amortization of goodwill.    In October 2000, we purchased for €3,454,000 in cash a 61.88% interest in a San Diego-based software development company. As a result of this acquisition, we recorded goodwill of €1,326,000 which we are amortizing over five years. The charge of €47,000 represents two months of amortization.

        Deferred compensation amortization.    Deferred compensation expense of €7,366,000 was recorded in connection with the issuance of founders' warrants and stock options in September 1998 and in February 1999. This deferred expense is amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Consequently, amortization expense of €1,758,000 was recorded in 2000 compared to €1,608,000 in 1999.

  Other income (expense)

        Interest income, net.    We recorded net interest income of €2,745,000 in 2000 compared to net interest expense of €127,000 in 1999. The net interest income in 2000 results from the investment of cash proceeds from our public offerings in June 1999 and June 2000 in low-risk securities, net of interest expense related to capital leases entered into prior to 2000. The net interest expense in 1999 reflected interest paid on lines of credit and other financing facilities in the first half of 1999, prior to our initial public offering.

        Foreign exchange gain (loss).    We had a net foreign exchange gain of €989,000 in 2000 compared to a net loss of €80,000 in 1999, due primarily to changes in value of the U.S. dollar (the primary currency other than the euro in which we invoice sales and make purchases) compared to the euro. In particular, we had unrealized gains in the amount of €1,627,000 at December 31, 2000 related primarily to large dollar-denominated receivables on our balance sheet.

        Income tax expense (benefit).    Our €1,534,000 tax benefit recorded in 2000 (€736,000 in 1999) represents research tax credits. We recorded no tax benefit for the tax loss carryforwards generated by the 2000 loss.

Selected quarterly operating results

        The following table sets forth a summary of Wavecom's unaudited quarterly operating results for each of the eight fiscal quarters in the period ended December 31, 2001. We have derived this information from our unaudited interim consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Three months ended
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(unaudited) (in thousands, except share and per share amounts)
Revenues:
Product sales	€7,142	€10,962	€15,322	€29,628	€51,239	€72,421	€88,972	€104,939
Technology development and other services	48	292	896	1,281	2,785	1,350	582	376
Total revenues	7,190	11,254	16,218	30,909	54,024	73,771	89,554	105,315
Cost of revenues:
Cost of goods sold	4,705	8,388	12,658	25,705	43,469	59,987	70,094	81,108
Cost of services	756	1,098	1,295	1,373	849	959	1,231	1,679

Total cost of revenues	5,461	9,486	13,953	27,078	44,318	60,946	71,325	82,787

Gross profit	1,729	1,768	2,265	3,831	9,706	12,825	18,229	22,528
Operating expenses:
Research and development	3,719	3,591	3,888	4,934	6,167	7,122	9,162	10,183
Sales and marketing	1,275	1,432	1,271	1,858	2,696	2,470	3,320	3,929
General and administrative	1,032	1,261	1,303	2,004	2,653	3,414	3,767	3,464
Amortization of goodwill	—	—	—	47	66	74	69	69
Deferred compensation amortization	439	439	439	439	431	431	431	418

Total operating expenses	6,465	6,723	6,901	9,282	12,013	13,511	16,749	18,063

Operating income (loss)	(4,736)	(4,955)	(4,636)	(5,451)	(2,307)	(686)	1,480	4,465
Interest and other financial income (expense), net	55	251	1,133	2,294	244	923	2,194	607
Provision for loss on long-term investment	—	—	—	—	—	—	—	(716)

Income (loss) before minority interests and income taxes	(4,681)	(4,714)	(3,503)	(3,157)	(2,063)	237	3,674	4,356
Minority interests	—	—	—	6	118	132	324	230

Income (loss) before income taxes	(4,681)	(4,704)	(3,503)	(3,151)	(1,945)	369	3,998	4,586
Income tax expense (benefit)	—	—	—	(1,534)	(399)	(64)	(223)	(1,613)

Net income (loss)	€(4,681)	€(4,704)	€(3,503)	€(1,617)	€(1,546)	€433	€4,221	€6,199

Basic net income (loss) per share	€(0.35)	€(0.35)	€(0.24)	€(0.11)	€(0.11)	€0.03	€0.29	€0.42

Diluted net income (loss) per share	€(0.35)	€(0.35)	€(0.24)	€(0.11)	€(0.11)	€0.03	€0.27	€0.40

Shares used in computing basic net income (loss) per share	13,423,469	13,606,813	14,605,598	14,669,285	14,692,300	14,706,857	14,718,631	14,762,381
Shares used in computing diluted net income (loss) per share	13,423,469	13,606,813	14,605,598	14,669,285	14,692,300	15,372,319	15,384,206	15,399,691

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

Liquidity and capital resources

        From our inception in 1993 until April 1999, we financed our operations primarily through short- and long-term bank borrowings, including borrowings secured by receivables, and capital lease financing. Note 4 to our consolidated financial statements included in this annual report provides detail on these borrowings. Since April 1999, we have financed our operations using the net proceeds from the issuance of convertible debt (€4.6 million), our initial public offering (€36.1 million) in June 1999, and our second public offering (€96.5 million) in June 2000.

        We had negative cash flow from operating activities of €11,749,000 in 1999 and €8,579,000 in 2000. While we had positive cash flow from operations in each quarter of 2001, we could have negative cash flow from time to time if revenues decline as our current plans call for increased spending on research and development and headcount increases in sales and marketing and in our production, logistics and quality teams. We had working capital of €89,964,000 at December 31, 2001.

        At December 31, 2001, our debt and capital lease obligations (including the current portion), amounted to €917,000 compared to debt and capital lease obligations of €1,594,000 at the end of 2000. We had €131,980,000 in cash, cash equivalents and short-term investments at December 31, 2001.

        At December 31, 2001 we had a multi-currency overdraft facility with a French bank allowing for maximum borrowings of €2,287,000. The overdraft facility bears interest based on a market rate (Fed Funds) plus a margin of 1.5%. No amounts had been drawn on this facility at December 31, 2001. The overdraft facility does not have a fixed term.

        At December 31, 2001, we had a €2,868,000 dedicated line of credit used for the issuance of a bank guarantee to secure lease payments under a new office lease signed in December 2000. This line was secured by pledged certificates of deposit in the amount of €2,994,000 at December 31, 2001.

        The average rate on our overdraft facilities corresponded to an effective rate of 3.02% at December 31, 2001 and an average rate of 7.01% for the year ended December 31, 2001. The dedicated lines of credit were remunerated by a fixed fee rather than by interest.

        At December 31, 2001, we had no material commitments for capital expenditures during 2002. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, on technological and market developments in the wireless communications industry and on other factors. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through 2002.

        The company's contractual obligations consist principally of obligations under capital leases, operating leases, and other short-term obligations.

	Payments due by period (amounts in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-term debt	€0.5	€0.5
Capital lease obligations	0.4	0.2	€0.2
Operating leases	€46.0	8.3	15.4	€13.7	€8.6

Total contractual cash obligations	€46.9	€9.0	€15.6	€13.7	€8.6

        At December 31, 2001, we had purchase commitments with our third-party manufacturers for future deliveries of products principally during the first quarter of 2002. These purchase commitments totaled approximately €63 million.

Interest rate risk

        At December 31, 2001, €83,680,000 in cash equivalents were invested in short-term money-market accounts bearing variable rates of interest. We had no variable rate debt at December 31, 2001.

Impact of currency fluctuations

        We publish our consolidated financial statements in euro. The functional currency of the parent company also is the euro (previously the French franc). In 2001, 80% of our total revenues were recorded in U.S. dollars and virtually all the rest was in euro. We purchase many of our components for U.S. dollars, while most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 73% of our cost of revenues and operating expenses in 2001. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred net foreign exchange gains of €142,000 in 2001 and €989,000 in 2000 and a net foreign exchange loss of €80,000 in 1999.

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

Item 6. Directors, Senior Management and Employees

Board of directors

        In accordance with French law governing a société anonyme, as modified by a new act dated May 2001, our business is managed by our board of directors and by our Chairman and Chief Executive Officer (Président Directeur Général) who, subject to the prior authorization of the board of directors for certain decisions, has full authority to manage Wavecom's affairs. The board of directors has appointed Mr. Alard as our Chairman and Chief Executive Officer.

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

        Directors are required to comply with applicable law and with our by-laws. Our directors may be jointly and severally responsible for actions that they take contrary to Wavecom's interests. In addition, the Chairman of our board is individually responsible for any actions of this sort that he may take.

        Under French commercial law and our by-laws, any transaction we enter into in which a member of our board of directors has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm's-length is subject to the prior consent of our board of directors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the board of directors. Any such transaction concluded without the prior consent of our board of directors can be nullified if it causes prejudice to us. The interested director can be held liable on this basis. Our statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next meeting. In the event the transaction is not ratified by our shareholders at a shareholders' meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director and, in some circumstances, the other members of the board of directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its board of directors who is a natural person and/or its managing directors, if any, are prohibited under French commercial law.

        Our board of directors has formed an audit committee to review, act on and report to the board of directors with respect to various auditing and accounting matters, including the scope of the annual audits, the selection, performance and compensation of our independent accountants and Wavecom's accounting practices. Our board of Directors has decided to form a Strategic Studies Committee, with the current members of the board and outside personalities to share information and opinions related to field of activity of Wavecom.

        The following table sets forth the names of the directors of Wavecom, their current positions with Wavecom, the dates of their initial appointment as directors and the expiration dates of their current term. Dates specified for directors representing corporations relate to the entity represented. Each of our director's terms expires on the date of the annual general meeting of shareholders that approves our accounts for the year indicated in the table below. Cumulative voting is not permitted.

Name	Age	Current position	Initially appointed	Term expires
Michel Alard	47	Chairman of the Board of Directors	1993	2004
Aram Hékimian	46	Director	1993	2004
Delphis S.A. (represented by Marc Fourrier (age 48))	—	Director	1997	2003
Bernard Gilly	45	Director	1999	2002
Stephen Imbler	50	Director	2000	2002

        Our audit committee consists of Delphis S.A. (represented by Marc Fourrier), Bernard Gilly and Stephen Imbler.

Executive officers and other senior employees

        French law and our by-laws permit the board of directors to appoint up to five Deputy Chief Executive Officers nominated by the Chairman. The board of directors determines their specific management powers and responsibilities. Each Deputy Chief Executive Officer has the legal authority to sign contracts on behalf of Wavecom and may be individually responsible for actions taken that are contrary to Wavecom's interests. The board of directors has appointed Mr. Aram Hékimian as a Deputy Chief Executive Officer. Deputy Chief Executive Officers can be removed from their position as Deputy Chief Executive Officer by the board at any time. Other officers appointed by the board of directors serve until the termination of their employment contracts.

        The following table sets forth the name and current position of each of our executive officers and senior employees:

Name	Age	Current position	Current position since
Michel Alard	47	Chairman of the Board of Directors and Chief Executive Officer	1993
Aram Hékimian	46	Deputy Chief Executive Officer and Acting Director of Marketing	1993
Jean-Charles Andreani	46	Director of Operations—Asia-Pacific	1998
Marc Cases	39	Director of Manufacturing	2000
Deborah Choate	38	Director of Finance and Administration, Chief Financial Officer	1998
Hervé Gagnard	37	Director of Corporate Development and Communications	2000
Patrick Guérillot	38	Director of Technology Strategy, Chief Technology Officer	2000
Philippe Guillemette	36	Director of Research and Development	2000
Hany Neoman	40	Director of Operations—Americas	2000
Charles Chaussonnier	36	Regional Director of Sales—Europe, Middle East and Africa	1996
Claire Oliver	40	Director of Quality Assurance	1999

        There are no family relationships between any of the directors, executive officers or senior employees of Wavecom.

        Michel Alard has served as Chairman of the Board since he co-founded Wavecom in 1993 and is currently the Chief Executive Officer (Président Directeur Général). From 1988 to 1993, Mr. Alard was GSM project manager for Matra Communications, a telecommunications equipment company. Before joining Matra, Mr. Alard was joint head of research and development for CCETT, a joint telecommunication research center of France Telecom and TéléDiffusion de France (TDF). From 1979 to 1982, Mr. Alard was a research engineer at SFP (Société Française de Production) and TDF, and was involved in television broadcasting. Mr. Alard has engineering degrees from the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. Mr. Alard also serves on the board of directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext Nouveau Marché.

        Aram Hékimian, a co-founder of Wavecom, has served as a director since 1993 and is currently the Deputy Chief Executive Officer (Président Directeur Général Délégué). He was head of the software department for Matra Communications from 1984 until 1993. Prior to joining Matra, he was a software engineer at Marben, a software engineering company, and CS Telecom, a company active in the field of telecommunications and railway signaling systems. Mr. Hékimian has a masters degree in science and technology from the University of Paris XII.

        Marc Fourrier served as a director of Wavecom individually from 1993 to 1997 and since 1997, on behalf of Delphis, a company that specializes in the creation and development of high technology companies. Since 1988, Mr. Fourrier has served as President and Chief Executive Officer of Delphis. Mr. Fourrier received engineering degrees from the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées, and an M.S. from the Massachusetts Institute of Technology. Mr. Fourrier also serves on the board of directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext Nouveau Marché.

        Bernard Gilly has served as a director of Wavecom since April 1999. He is a partner in the Life Sciences team of Sofinnova Partners, a European venture capital fund, having joined them in December 2000. From 1992 to 2000, he served as Chief Executive Officer of Transgene, a French biotechnology company listed on Nasdaq and the Euronext Nouveau Marché. From 1994 to June 1997, Dr. Gilly also served as Research Director of bioMérieux. Prior to that, he served in various capacities at Pasteur Mérieux, including that of Vice President, Research and Development, from 1990 to 1994. He received his doctoral degree in bioeconomics from the University of Rennes, and holds an AMP from INSEAD.

        Stephen Imbler has served as a director of Wavecom since March 2000. He served as President and Chief Operating Officer of Hyperion Solutions through the end of 2001, and currently serves as Advisor to the company. Prior to the 1998 merger between Arbor Software and Hyperion Software that created Hyperion Solutions, Mr. Imbler held the position of Senior Vice President and Chief Financial Officer at Arbor Software for three years. Prior to joining Arbor Software in 1995, Mr. Imbler served as Senior Vice President of Finance and Operations and Chief Financial Officer for Gupta Corporation, a software company. Mr. Imbler previously served as Vice President and Chief Financial Officer of Quick Response Services, Inc.; Vice President, U.S. Finance and Operations, and Vice President, Finance (Oracle Corporate) at Oracle Corporation; and Senior Tax Manager at Peat Marwick, San Francisco. Mr. Imbler received a master's degree in public accounting from the University of Texas and a bachelor's degree in piano performance from Wichita State University.

        Jean-Charles Andreani has been Wavecom's Managing Director of the Asia-Pacific region and the managing director of our Hong Kong subsidiary, Wavecom Asia Pacific Limited, since May 1998. He is a member of the Executive Committee of Wavecom group. From 1992 until he joined Wavecom, Mr. Andreani was the deputy managing director of NEC France. He has a degree in engineering from the Ecole Nationale Supérieure des Télécommunications.

        Marc Cases has served as Wavecom's Director of Manufacturing since December 2000. He is a member of the Executive Committee of Wavecom group. Prior to joining Wavecom, Mr. Cases was Manager of Corporate Sourcing at the research and development headquarters in Italy of Magneti Marelli, a Fiat subsidiary, from 1995 to 2000. From 1992 to 1995, he was an electronic components purchasing manager for Magneti Marelli. His experience prior to Magneti Marelli included various positions at Sextant Avionique in France. Mr. Cases has an engineering degree from the Conservatoire National des Arts et Métiers and a business degree from the Institut Administration des Entreprises.

        Deborah Choate has served as Wavecom's Chief Financial Officer since August 1998. She is a member of the Executive Committee of Wavecom group. Prior to joining Wavecom, Ms. Choate was a partner of Ernst & Young Audit in Paris. From 1984 until she joined the Paris office in 1991, Ms. Choate worked in Ernst & Young's San Francisco office and its national headquarters in Cleveland, Ohio. Ms. Choate has a B.S. in business administration from the University of California at Berkeley. She is a certified public accountant.

        Hervé Gagnard, Wavecom's Director of Corporate Development and Communications, joined Wavecom in January 1997. From January 1997 until December 1999 he served as Director of Marketing and was named Director of Corporate Development and Communications on January 1, 2000. He is a member of the Executive Committee of Wavecom group. From 1994 until the end of 1996, Mr. Gagnard was the head of product marketing at TDR, a French paging services company. From 1991 to 1993, Mr. Gagnard was business development manager at Motorola Codex, the French telecommunications subsidiary of Motorola. From 1987 until he joined Motorola Codex, Mr. Gagnard worked in commercial engineering and marketing positions at Fininfo and Line Data, French information technology companies. Mr. Gagnard has an engineering degree from the Ecole Nationale Supérieure des Arts et Metiers.

        Patrick Guérillot has been Wavecom's Director of Technology Strategic and Chief Technology Officer since December 2000. He was Director of Research and Development from April 1996 to December 2000. He is a member of the Executive Committee of Wavecom group. From 1991 until he joined Wavecom, Mr. Guérillot was project manager for consumer communications at Philips Consumer Communications in France. Prior to joining Philips, Mr. Guérillot was head of hardware for Sagem Telecom, a French telecommunications company. Mr. Guérillot has a degree in engineering from the Institut National des Sciences Appliquées.

        Philippe Guillemette has been Wavecom's Director of Research and Development since December 2000. From January to December 2000, Mr. Guillemette was Assistant Director of Research and Development, and from June 1995 until December 1999 he was Director of Software Development. He is a member of the Executive Committee of Wavecom group. Prior to joining Wavecom in 1993, Mr. Guillemette was a software engineer at Nortel Networks. He has an engineering degree from the Ecole d'Ingenieurs en Electronique et Electrotechnique.

        Hany Neoman has been Wavecom's Managing Director of the Americas region and the chief operating officer of our U.S. subsidiary, Wavecom, Inc., since October 2000. He is a member of the Executive Committee of Wavecom group. From 1997 until joining Wavecom, he was first a General Manager of the Southern European division, and then Marketing Vice President, of Sterling Commerce. From 1994 to 1997, Mr. Neoman was president and chief executive officer of NeoSystems Inc., a start up based in London and New York, specialized in modular digital applications, which he founded. From 1990 to 1992 he was Head of Sales for Western Europe for Intel's Business Communications Division. Mr. Neoman has a degree in Design Engineering from the University of Turin, Italy, and an MBA from Strathclyde University in Glasgow, UK.

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

Compensation of Directors and Officers

        We paid a total of €1,664,000 in compensation to our directors, executive officers and senior employees (14 persons) during the year ended December 31, 2001. Non-salaried board members earn fees based on their attendance at board meetings. €30,000 in such board fees was earned by non-salaried board members during 2001. Under French law, the aggregate amount of attendance fees to be paid to our board members must be approved by our shareholders at a general meeting and such aggregate amount is allocated among board members by decision of the board.

        In addition to cash compensation each of our executive officers and senior employees have received stock options or founders' warrants, and two non-salaried board members have received warrants. During 2001, we granted a total of 102,988 stock options and founders' warrants to executive officers and senior employees, with exercise prices ranging from €26.68 to €41.09 and expiration dates ranging from March 14, 2011 to December 19, 2011. In June 2001, we granted 15,000 warrants with an exercise price of €34.66 and an expiration date of June 29, 2006 to each of Bernard Gilly and Stephen Imbler.

        Michel Alard, Chairman of the Board and Chief Executive Officer, was paid €129,886 in base salary in 2001 (€133,774 in 2000), and earned a performance-based bonus of €45,000 in 2001. Aram Hékimian, Deputy Chief Executive Officer, was paid €128,972 in base salary in 2001, and earned a performance-based bonus of €45,000 in 2001. Compensation paid to our Chairman and our Deputy Chief Executive Officer is set by our board of directors. Messrs. Alard and Hékimian do not participate in such decision and both are excluded for purposes of the quorum and majority calculations. Performance-based bonuses for Mr. Alard and Mr. Hékimian are decided by the board of directors based on the achievement of personal and company objectives. No salaries or other compensation were paid by any group companies other than Wavecom S.A. Neither Mr. Alard nor Mr. Hékimian receive any fees related to their positions as members of the board of directors, nor are they granted warrants, stock options or founders' warrants.

        None of the directors' service contracts provide for benefits upon termination of employment.

Share Ownership and Option and Warrant Information

        Except as described in Item 7 below, as of June 14, 2002, each of our directors, executive officers and senior employees beneficially owns less than 1% of the share capital of Wavecom S.A (none of whom has voting rights which are different from our other shareholders).

        On September 21, 1998, our shareholders authorized the creation of a stock option plan and a founders' warrant plan for employees. This plan was modified at a shareholders' meeting on December 19, 2001.

        At a board meeting on October 26, 2001, our board waived the authorizations given by our shareholders at shareholders' meetings on December 20, 2000 and June 29, 2001 relating to options still in force but not yet granted (such waiver covering 313,865 options) and the authorizations given by our shareholders at a shareholders' meeting on June 29, 2001 relating to BCEs still in force but not yet granted (such waiver covering 132,850 BCEs).

        As of December 31, 2001, a total of 23,000 shares were still authorised for issuance pursuant to the stock option plan and 16,500 shares were authorised for issuance under the founders' warrant plan.

        As of December 31, 2001, there were outstanding options, founders warrants (BCEs) and warrants (BSAs) to purchase a total of 2,574,093 shares, of which options, founders warrants and warrants to purchase 308,393 shares were held by our current directors, executive officers and senior employees.

        During 2001, the following ten employees were granted the largest number of stock options or founders' warrants:

Name	Position	Number of stock options or founders' warrants granted in 2001	Exercise price per stock option or founders' warrant	Final expiration date
Marc Cases*	Director of Manufacturing	30,000	€34.66	June 29, 2011
Sean Broderick	Director of CDMA Research & Development, Wavecom, Inc.	15,000	€41.09	December 19, 2011
Nicolas Bocquet	Senior Manager South Asia-Pacific Territory, Wavecom Asia-Pacific, Ltd.	15,000	€26.68	March 13, 2011
Alan Kholos	Strategic Alliance Director, Wavecom, Inc.	15,000	€41.09	December 19, 2011
Hany Neoman*	Managing Director—Americas Region	15,000	€34.66	June 29, 2011
Sandra Richards	Director of Operations, Wavecom Asia Pacific Ltd.	15,000	€41.09	December 19, 2011
Jean-Charles Andreani*	Managing Director—Asia-Pacific Region	13,750	€34.66	June 29, 2011
Claire Oliver*	Director of Quality Assurance	13,313	€34.66	June 29, 2011
Kye Cheung	Marketing Director, Wavecom, Inc.	12,000	€41.09	December 19, 2011
Lionel Bochurberg	General Counsel	10,000	€34.66	June 29, 2011

*
Included in the group "executive officers and senior employees".

        During 2001, the following ten employees exercised the largest number of stock options or founders' warrants:

Name	Position	Number of stock options or founders' warrants exercised in 2001	Exercise price per stock option or founders' warrant
Philippe Faurie	CEO, Arguin Communications	12,480 3,553	€2.29 €4.57
Christophe Seveau	Director of Engineering, Wavecom Asia-Pacific Ltd.	9,500 2,500	€2.29 €4.57
Philippe Calvez	Director of UMTS Program, Wavecom S.A.	5,001 3,591	€2.29 €4.57
Michelle Célie	Vice President, Software, Arguin Communications	5,836 1,970	€2.29 €4.57
Antoine Bassompierre	Research and Development Manager, Wavecom S.A.	6,000	€2.29
Antoine Dambre	Vice President Engineering, Arguin Communications	4,369 1,159	€2.29 €4.57
Hervé Gagnard*	Director of Corporate Development and Communications	2,479 2,967	€2.29 €4.57
Philippe Beché	Director of Baseband Research & Development, Wavecom S.A.	3,750 1,220	€2.29 €4.57
Philippe Thomasse	Research and Development Engineer, Wavecom S.A.	2,968 1,032	€2.29 €4.57
Philippe Guillemette*	Director of Research and Development	3,123 468	€2.29 €4.57

*
Included in the group "executive officers and senior employees".

        The exercise prices of options and founders' warrants are based upon the fair market value of the underlying shares on the date of the grant. Prior to our initial public offering, the fair market value was determined based upon a number of factors, including the price to earnings ratio for comparable publicly traded companies, our business prospects for the particular year and cash constraints. Based upon our increased value implied by the initial public offering price of our shares, we recorded a compensation charge relating to our stock options and founders' warrants granted in September 1998 and in February and April 1999.

        Options expire ten years after the grant date. Founders' warrants, which were issued to our French tax resident employees expire after five years, as is required by French law. Any founders' warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders' warrants were issued to French employees to take advantage of favorable tax treatment for both employees and Wavecom. These tax benefits are not available for stock options in France. Other than the expiration dates, the terms of the founders' warrants are identical to the stock options.

        The following table sets forth information concerning outstanding options, founders' warrants and warrants at March 31, 2002.

Number of shares	Exercise price per share	Expiration date
379,856	€2.29	September 20, 2008
29,634	€4.57	February 8, 2009
414,659	€4.57	February 24, 2009
1,500	€4.57	April 26, 2009
149,900	€139.52	March 29, 2010
15,000	€150.00	March 14, 2005
172,970	€103.23	June 26, 2010
15,000	€103.23	June 26, 2005
38,500	€136.62	July 23, 2010
487,090	€69.86	December 19, 2010
61,000	€26.68	March 13, 2011
594,546	€34.66	June 29, 2011
427,000	€41.09	December 19, 2011

Employees and independent contractors

        The number of employees and independent contractors as of the end of each of the past three years is as follows:

Year ended	Employees	Independent contractors and temporary employees
December 31, 2001	422	163
December 31, 2000	225	97
December 31, 1999	132	85

        The majority of our employees are located in France, while 42 were located in Asia at December 31, 2001 (2000: 11; 1999: 4) and 51 were located in the United States at December 31, 2001 (2000: 3; 1999: 2).

        As of December 31, 2001, of our 585 employees and independent contractors, 47 were engaged in sales and marketing (2000: 33; 1999: 22), 108 in production, assembly and quality control (2000: 51; 1999: 35), 354 in research and development (2000: 188; 1999: 130) and 76 in general and administrative services (2000: 52; 1999: 30).

        We believe that the level of competency of our personnel and the spirit of team work and cooperation that exists among them are our principle resources and this allows us to have a stable environment and to attract the best talent. For this reason, we strive for employee retention through different methods, including competitive compensation and option and warrant programs. The options and warrants granted to our employees represent potentially 14.4% of our fully-diluted share capital. We believe that we have good relations with our employees and their representatives and that, for this reason, we have a low rate of employee turnover (5% in 2001 and 6.2% in 2000).

        Employment contracts with all of our employees in France are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry. In addition, as is required by French law, our management holds periodic meetings with employee representatives of the Workers Committee (comité d'entreprise).

        French employers are subject to a law limiting the workweek to 35 hours. This law is implemented on the basis of two employee categories. In this respect, we established an implementation plan with respect to both categories, in 2000, for which we received final validation in 2001 by the collective bargaining organization with which we negotiated.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth certain information regarding beneficial ownership of our shares (including ADSs) as for each person known by us to own beneficially more than 5% of our outstanding shares (none of whom has voting rights which are different from our other shareholders) of June 14, 2002, based on our legal share capital of 14,810,614 shares as of that date. To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

	Shares beneficially owned
Name of beneficial owner
	Number	Percent
Michel Alard(1)	2,198,737	14.8
Aram Hékimian(2)	2,332,373	15.7
Delphis	1,061,962	7.2
Lansdowne Partners(3)	752,653	5.1
J.P. Morgan(4)	851,607	5.7

(1)
Michel Alard's share total includes 42,358 shares owned by a personal investment company owned and controlled jointly by Mr Alard and his wife; 234,198 shares held of record by Mr. Alard's wife; 779,790 shares held of record by his son; and 780,000 shares held of record by his daughter. Mr. Alard has the right to vote 696,000 of the shares held by his daughter and 696,000 of the shares held by his son. Mr. Alard disclaims beneficial ownership of the 234,198 shares owned by his wife, 84,000 shares owned by his daughter and 83,790 shares owned by his son.

(2)
Aram Hékimian's share total includes 184,491 shares held of record by Mr. Hékimian's wife and 1,400,000 shares held by his minor children. Mr. Hékimian has the right to vote or sell the shares owned by his minor children. Mr. Hékimian disclaims beneficial ownership of all shares owned by his wife.

(3)
Number of shares or ADRs held as of January 31, 2002, the date at which Lansdowne Partners declared to Wavecom to have crossed the 5% shareholding threshold, as required by our by-laws.

(4)
Number of shares or ADRs held as of May 1, 2002, the date at which J.P. Morgan declared to Wavecom to have crossed the 5% shareholding threshold, as required by our by-laws.

Major changes in ownership

        Several of our directors and executive officers sold shares in our initial public offering in June 1999, in our follow-on public offering in June 2000 and during the course of 2001. The following table sets forth the related changes in these holdings as a percentage of our outstanding shares:

Name	Percentage at January 1, 1999	Percentage at December 31, 1999	Percentage at December 31, 2000	Percentage at December 31, 2001
Michel Alard	27.3	19.4	16.4	16.3
Aram Hékimian	27.5	19.5	16.6	16.6
Delphis	13.7	10.0	8.6	9.1
André Jolivet	27.4	19.5	14.7	<5.0

Distribution of Shareholdings

        The approximate number of record holders of our ADSs and shares in the U.S. on June 14, 2002 was 3 registered holders of ADSs and no registered holders of shares. Our ADSs held in the U.S. represented approximately 6.2% of our issued and outstanding shares as of such date. Our ADSs are issued by The Bank of New York, as depositary. Each ADS evidences one share.

Related Party Transactions

        In December 2000, we entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major shareholder and member of our board of directors. The agreement calls for Mr. Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, but for a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2001, Delphis was paid €17,303 (€8,826 in 2000).

        In November 2001, we loaned $200,000 to a senior employee. The loan bears a market rate of interest, is repayable in three years and is secured by a lien on the employee's residence. As of June 14, 2002, the outstanding principal balance of this loan was $200,000.

        We were not a party to any other related-party transactions during 2001.

Item 8. Financial Information

Financial Statements

        See Item 18 and the financial statements beginning on page F-1 of this annual report.

Legal Proceedings

        We are not currently a party to any material legal proceedings or aware of any threatened or potential material legal proceedings.

Dividends

        Wavecom did not declare any dividends in 1999, 2000 or in 2001. We intend to retain any future earnings for investment in the development and expansion of our business and do not expect to pay any cash dividends on our shares in the foreseeable future.

Item 9. The Offer and Listing

Price Range of Shares and ADSs

        Our shares have been listed on the Euronext Nouveau Marché of the Paris Bourse since June 14, 1999 and our ADSs have been quoted on the Nasdaq National Market under the symbol "WVCM" since June 9, 1999. The following table sets forth the range of high and low closing sale prices of our shares and ADSs for the periods indicated:

	Per Share		Per ADS
	High	Low	High	Low
Year ended December 31, 2000
First Quarter	€166.90	€66.00	$168.87	$64.50
Second Quarter	€127.00	€76.10	$110.00	$70.00
Third Quarter	€161.50	€113.50	$149.75	$104.00
Fourth Quarter	€138.00	€53.00	$119.50	$44.00
Year ended December 31, 2001
First Quarter	€67.00	€17.17	$67.13	$15.00
Second Quarter	€44.20	€16.70	$36.60	$15.25
Third Quarter	€34.00	€16.06	$30.00	$15.75
Fourth Quarter	€45.06	€37.51	$39.99	$16.96
November 2001	€42.65	€31.75	$28.75	$39.60
December 2001	€45.06	€39.00	$35.75	$39.99
Year ending December 31, 2002
January 2002	€46.50	€35.60	$41.56	$30.50
February 2002	€38.07	€34.00	$33.75	$29.60
March 2002	€37.73	€28.75	$32.89	$24.81
April 2002	€40.20	€27.90	$36.50	$24.10
May 2002	€48.28	€37.30	$44.85	$33.76
June 2002 (through June 24, 2002)	€43.70	€37.20	$41.65	$36.00

        On June 24, 2002, the last reported sale price for our ADSs on the Nasdaq National Market was $36.00 per ADS and the last reported sale price for our shares on the Nouveau Marché was €37.20 per share.

Item 10. Additional Information

Memorandum and articles of association

General

        This section summarizes the material rights of holders of our shares under French law and the material provisions of our by-laws or statuts. The description of our share capital is only a summary and does not describe everything that our by-laws contain. Copies of our by-laws are publicly available from the registre du commerce et des sociétés in Nanterre, France, and an English translation of our by-laws is attached as exhibit 1 to this annual report. A description of certain limitations affecting shareholders of a French company and the material rights of holders of our ADSs may be found in Amendment No. 1 to our registration statement on Form F-1, registration number 333-11764, dated and filed with the Securities and Exchange Commission on June 6, 2000, under the headings "Limitations Affecting Shareholders of a French Company" and "Descriptions of American Depositary Receipts," respectively.

Objects and purposes

        Our objects and purposes, as specified in Article 3 of our by-laws, are, in France and abroad: fundamental and applied research; and the development of systems and products in the areas of radio-transmission, radio-communication, telecommunications, electronics and data processing markets; and, within these sectors: the design, manufacturing and commercialization of components, products and software; any provision of services; the registration and exploitation of patterns, patents, trademarks, and manufacturing processes; the establishment, organization, and delivery of lectures, seminars, debates, conferences and more generally of any activity relating to training schemes; the publishing of books, newspapers, information bulletins, articles and the distribution of any audio-visual aids; the direct or indirect holding of shares within any existing companies or companies to be set up, the business purposes of which is linked, related or similar to that of the company; and more generally, any industrial, commercial, financial, civil, personal property or real estate operations directly or indirectly linked to the business purposes hereabove stated or related or similar to business purposes or likely to facilitate the performance or development thereof.

Directors

        For additional information regarding our board of directors, please see "Item 6—Directors, Senior Management and Employees—Board of Directors." and "—Compensation of Directors and Officers."

Composition of share capital

        We have only one class of shares. As of June 24, 2002, this class consisted of 14,810,614 authorized ordinary shares, nominal value €1 per share, resulting in a share capital of €14,810,614 in nominal value, all of which shares were outstanding as of such date. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our shareholders.

Dividend and liquidation rights

        We may make dividend distributions to our shareholders from net income in each fiscal year (after deductions for depreciation and reserves), as increased or reduced by any profit or loss carried forward from prior years, and less any contributions to reserves. These distributions are also subject to the requirements of French law and our by-laws.

        Under French law, we must allocate 5% of our net profits in each fiscal year to a legal reserve fund until the amount in that fund is equal to 10% of the nominal amount of our share capital. The legal reserve is distributable only upon our liquidation.

        Upon recommendation of our board of directors, our shareholders may decide to allocate all or a part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. Shareholders holding a certain percentage (1.83% of a share capital of €14.8 million) of our shares may require our board of directors to propose the declaration of a dividend at an ordinary general meeting of shareholders. If shareholders at this meeting approve the proposal, dividends are declared.

        Our by-laws provide that reserves that are available for distribution under French law and our by-laws may be distributed as dividends, subject to shareholder approval and other limitations. We may distribute dividends in shares instead of paying cash dividends.

        If our interim income statement certified by our auditors shows that we have made distributable profits since the end of the preceding fiscal year, our board of directors may, subject to French law and regulations, distribute interim dividends without the approval of shareholders. An interim dividend may not exceed distributed profits.

        Under French law, we must distribute dividends to our shareholders pro rata according to their share holdings. Dividends are payable to holders of shares outstanding on the date of the shareholders' meeting approving the distribution of dividends or, in the case of interim dividends, on the date our board of directors meets and approves the distribution of interim dividends. The actual dividend payment date is decided by our shareholders at an ordinary general meeting, or by our board of directors, if no decision is taken by our shareholders. The payment of the dividends must occur within nine months of the end of our fiscal year. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

        In the event that Wavecom is liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our other remaining obligations will be distributed first to repay the nominal value of our shares. After these payments have been made, any surplus will be distributed pro rata among the holders of shares based on the nominal value of their shareholdings.

Changes in share capital

        We may increase our share capital only with approval of our shareholders at an extraordinary general meeting. There are two methods to increase share capital: the issuance of additional shares (including the creation of a new class of shares) and the increase in the nominal value of existing shares. We may issue additional shares for cash or for assets contributed in kind, upon the conversion of debt securities that we may have issued, by capitalization of our reserves or, subject to certain conditions, in satisfaction of our indebtedness. Although currently we have only one class of shares, French law permits different classes of shares to have different liquidation, voting and dividend rights.

        We may decrease our share capital only with the approval of our shareholders at an extraordinary general meeting. There are two methods to reduce our share capital: the reduction of the number of shares outstanding and the decrease in the nominal value of our shares. The conditions under which the share capital may be reduced will vary depending upon whether the reduction is attributable to losses. We may reduce the number of outstanding shares either by an exchange of shares or by the repurchase and cancellation of our shares. Any decrease must meet the requirements of French company law, which states that all the holders of shares in each class of shares must be treated equally unless the affected shareholders otherwise agree.

Attendance and voting at shareholders' meetings

        French companies may hold either ordinary or extraordinary general meetings of shareholders. Ordinary general meetings are required for matters that are not specifically reserved by law to the extraordinary general meetings: the election of the members of the board of directors, the appointment of statutory auditors, the approval of a management report prepared by the board of directors, the approval of the annual accounts, the declaration of dividends and the issuance of bonds. Extraordinary general meetings are required for approval of amendments to our by-laws, modification of shareholders' rights, mergers, increases or decreases in share capital (including a waiver of preferential subscription rights), the creation of a new class of shares, the authorization of the issuance of investment certificates or securities convertible or exchangeable into shares and for the sale or transfer of substantially all of our assets.

        Our board of directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the tribunal de commerce, the French commercial court, may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by our board of directors or, if it fails to call a meeting, by our statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of our share capital, a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage of our voting rights, or the Employee Committee or another interested party under certain circumstances, may request that the court appoint an agent. The notice of a meeting must state the agenda for the meeting.

        French law requires that a preliminary notice of a listed company's general shareholders' meeting be published in the Bulletin des Annonces Légales Obligatoires ("BALO") at least 30 days prior to the meeting. The preliminary notice must first be sent to the French securities authority, the Commission des Opérations de Bourse ("COB") with an indication of the date it is to be published in the BALO. The COB also recommends that such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders' vote. Within 10 days of publication, one or more shareholders holding a certain percentage (1.83% of a share capital of €14.8 million) of our share capital, or a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage of our voting rights (as of today 1.83%) may propose additional resolutions.

        Notice of a general shareholders' meeting must be sent by mail at least 15 days before the meeting to all holders of registered shares who have held their shares for more than one month. However, in the case where quorum was not met and the original meeting was adjourned, this time period is reduced to six days. Notice of the meeting must also be published in BALO, after having first been sent to the COB. The notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders' vote.

        Attendance and the exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions. Under our by-laws, in order to participate in any general meeting, a holder of registered shares must have the shares registered in its name in a shareholder account maintained by or on behalf of Wavecom at least one day prior to the meeting. Similarly, a holder of bearer shares must obtain a certificate (certificat d'immobilisation) from the accredited financial intermediary (intermédiaire financier habilité) with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares held and evidence the holding of such shares in its account until the date of the meeting. The certificate must be deposited at a place specified in the notice of the meeting at least one day before the meeting.

        Subject to the above restrictions, all of our shareholders have the right to participate in our general meetings, either in person or by proxy. Shareholders may vote, either in person, by proxy or by mail, and their votes are counted in proportion to the number of shares they hold. A shareholder may grant a proxy to his or her spouse, to another shareholder or, if the shareholder is a corporation, to a legal representative. A shareholder may grant a proxy to us by returning a blank proxy form. In this last case, the chairman of the shareholders' meeting will vote the shares in favor of all resolutions proposed by the board of directors and against all others. Proxy forms will be sent to shareholders upon request. In order to be counted, proxies must be received prior to the general shareholders' meeting at our registered office or at another address indicated in the notice convening the meeting. We must send our shareholders forms to vote by mail and these forms must be received by us at least three days prior to the date of a meeting in order to be valid. Under French law, our shares held by entities controlled directly or indirectly by Wavecom are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at an extraordinary general meeting.

        Under French law, a quorum requires the presence, in person or by proxy (including those voting by mail) of shareholders having at least (1) 25% of the shares entitled to vote in the case of an ordinary general shareholders' meeting or at an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 33.3% of the shares entitled to vote in the case of any other extraordinary general shareholders' meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

        At an ordinary general meeting, approval of any resolution requires the affirmative vote of a simple majority of the votes of the shareholders present or represented by proxy. The approval of any resolution at an extraordinary general meeting requires the affirmative vote of a two-thirds majority of the votes cast, except that any resolution to approve a capital increase by capitalization of reserves only requires the affirmative vote of a simple majority of the votes cast. Notwithstanding these rules, a unanimous vote is required to increase shareholders' liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.

        In addition to the right to obtain certain information regarding Wavecom, any shareholder may, during the two-week period preceding a shareholders' meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.

        As set forth in our by-laws, shareholders' meetings are held at our registered office or at any other location specified in the written notice.

Preferential subscription rights

        Holders of our shares have preferential rights to subscribe on a pro rata basis for an additional number of our shares or any of our other equity securities or other securities giving a right, directly or indirectly, to equity securities issued by us for cash. Shareholders may waive their preferential rights, either individually or, under certain circumstances, as a group at an extraordinary general meeting. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights that they have not previously waived. To the extent permitted under French law, we intend to seek shareholder approval to waive preferential subscription rights at each annual general meeting of shareholders.

Form and holding of shares

Form of shares

        Our by-laws provide that our shares may be held in either registered or bearer form at the option of the shareholder. Shares traded on the Nouveau Marché are cleared and settled through Sicovam, a continuous net settlement system. We may use the procedure known as titres au porteur identifiable according to which Sicovam will, upon our request, disclose to us the name, nationality, address and number of shares held by each shareholder. This information may be requested only by us and may not be communicated to third parties.

Holding of shares

        In accordance with French law concerning the "dematerialization" of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us or by a representative that we have nominated, while shares in bearer form must be held in an account maintained by an accredited financial intermediary on the shareholder's behalf.

        With respect to all shares in registered form we maintain a share account with Sicovam which is administered by BNP Paribas Group, acting through Paribas. In addition, we maintain accounts in the name of each shareholder either directly or, at a shareholder's request, through such shareholder's accredited intermediary, in separate accounts maintained by BNP Paribas Group, acting through Paribas on our behalf. Each shareholder's account shows the name and number of shares held and, in the case of shares registered through an accredited financial intermediary, the fact that they are so held. BNP Paribas Group, acting through Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in a shareholder's account, but these confirmations do not constitute documents of title.

        Shares held in bearer form are held and registered on the shareholder's behalf in an account maintained by an accredited financial intermediary and are credited to an account at Sicovam maintained by the intermediary. Each accredited financial intermediary maintains a record of shares held through it and will issue certificates of inscription for the shares that it holds. Transfers of shares held in bearer form only may be made through accredited financial intermediaries and Sicovam.

Repurchase and redemption of shares

        Under French law, we may not acquire our shares except:

  (1)
  to reduce our share capital under certain circumstances with the approval of our shareholders at an extraordinary general meeting,

  (2)
  to provide shares for distribution to employees under a profit- sharing or share option plan, and

  (3)
  for a specific purpose (including stabilization of quotations on a French regulated stock exchange) approved by our shareholders at an ordinary general meeting, such shareholders' authorization being given for a period to be decided by the shareholders' resolution and which may not exceed 18 months.

        The amounts repurchased under (2) and (3) may not, in either case, result in us holding more than 10% of our issued shares. In the event that such repurchases result in us holding more than 10% of our issued shares, we are required to transfer any shares in excess of the 10% threshold within one year. French law requires that we cancel any shares in excess of this 10% limit that have not been transferred within the one-year period. Shares repurchased under (3) may be cancelled by an extraordinary general shareholders' meeting, although no more than 10% of our registered capital may be cancelled in any 24-month period.

        With respect to (3) above, at a general meeting of shareholders held on April 29, 1999, our shareholders authorized us to purchase our shares representing up to 10% of our share capital until October 29, 2000. At a general meeting of shareholders held on December 20, 2000, our shareholders renewed this authorization for an additional 18-month period until June 20, 2002. In the event this authorization is used, we will have to notify the COB in advance and on a monthly basis of our trading program in our own shares. We are also required to report all other trades we make in our shares to the COB and, on a monthly basis, to the Conseil des Marchés Financiers ("CMF"), the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers.

        When we purchase our own shares, they must be held in registered form and be fully paid. These shares are deemed to be outstanding under French law, but are not entitled to any dividends or voting rights, and we may not exercise preferential subscription rights. Our shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares. In the absence of such a decision, the rights attached to any shares held by us must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.

Cross shareholdings and holding of our shares by our subsidiaries

        French law prohibits a company from holding our shares if we hold more than 10% of that company's share capital and we may not own any interest in a French company holding more than 10% of our share capital. In the event of a cross shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are deprived of their voting rights. Failure by the officers and directors of a company to sell these shares is a criminal offense.

        In the event that one of our subsidiaries holds our shares, these shares are deprived of their voting rights. However, French law does not require the subsidiary to sell the shares.

Requirement for holdings exceeding certain percentages

        French law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 20%, 33 2/3%, 50% or 66 2/3% of our outstanding voting shares or the voting rights attached to our shares, or that increases or decreases its shareholding or voting rights thereof by any such percentage, must notify us by registered letter (with return receipt) within 15 calendar days of crossing such threshold, of the number of shares and voting rights it holds. Such individual or entity must also notify the CMF by registered letter (with return receipt) within five trading days of crossing such threshold. Any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any of our shareholders or the COB, and may be subject to a fine.

        In addition, Article 7.2 of our by-laws provide that every shareholder (including a holder of ADSs) who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 5%, or any multiple of 5%, of our share capital or voting rights, or whose holding falls below any such limit, shall be required to notify us of such fact by registered letter (with return receipt) within 15 days of such acquisition or disposition. Failure to comply with such notification provisions will result in the suspension of the voting rights attached to the shares exceeding such 5% threshold held by such shareholder for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements if requested by one or more shareholders holding shares representing at least 5% of our share capital or voting rights.

        French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

        Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of one third of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

        To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

Material Contracts

        This section provides a summary of all material contracts to which we are a party and that are to be performed in whole or in part after the date hereof or that have otherwise been entered into during the two immediately preceding financial years. The full text of the agreements discussed below is available as exhibits to our registration statements on Form F-1, registration numbers 333-10372 and 333-11764, filed with the SEC on June 2, 1999 and March 31, 2000, respectively, as amended.

        In July 1999 we entered into an agreement relating to the development and manufacture of GSM modules with Amtal International Limited. Amtal, acting as agent for TCL Industrial Holdings Limited, agreed to purchase an initial order of 200,000 WISMO modules. The WISMO modules provided pursuant to this agreement are for use in mobile telephones. We commenced shipment under the agreement in July 2000 and completed the initial shipment in early 2001. We are continuing to ship WISMO modules to Amtal under the agreement. Changes in the WISMO module price may be made by Wavecom with 90 days prior notice. The agreement may be terminated with written notice at least 180 days prior to the date of termination.

        In February 2000, we entered into an agreement relating to the development and manufacture of a GSM hand held portable with NEC Corporation. The contract called for an initial order by NEC of 600,000 WISMO modules to be delivered within the first 12 months of production. The WISMO modules to be provided pursuant to this agreement are based on the WISMO 2C dual-band GSM modules and are for use in mobile telephones. The agreement provides for us paying NEC liquidated damages in the event that certain development schedule milestones are not met. The price to be paid per WISMO module shall be reviewed each quarter and may be amended with the written agreement of both parties. The agreement may be terminated with 90 days prior written notice if either party fails to perform a material obligation of the Agreement and such failure is not remedied within 30 days. We began delivering product to NEC Corporation in 2001 and the agreement is still in force.

        In June 1999, we entered into a contract for manufacturing and related services with Solectron-France S.A. Pursuant to this agreement, Solectron manufactures, assembles and tests our WISMO module lines. We are required to provide Solectron with certain specified components necessary for the manufacturing of WISMO modules and Solectron provides other specified components. The price to be paid by us per product is to be reviewed every three months, with a new price mutually agreed by the parties to be effective for the upcoming three-month period. The term of the agreement expires on June 30, 2002. We are currently in the process of renegotiating to extend the agreement and to amend the pricing procedure so that prices will be reviewed every month.

        In February 2000 we entered into an agreement with Funkanlagen. This agreement calls for an initial order of 100,000 WISMO modules to be delivered over a 14-month period. The WISMO modules provided pursuant to this agreement are for use in telemetry applications. We commenced shipment under the agreement in March 2000 and completed the initial shipment by the end of 2001. We are continuing to ship WISMO modules to Funkanlagen under the agreement. We are required to give Funkanlagen 60 days prior notice of any price modifications for our products. The agreement may be terminated by either party by providing written notice of termination 180 days prior to the effective date of termination.

        In January 1999, October 2001, January 2002 and May 2002, we entered into cross license agreements with Motorola Inc., Philips N.V. Siemens A.G. and Qualcomm Inc. respectively. For a summary of each of these agreements, please see "Item 4—Information on the Company—Intellectual Property."

Exchange Controls

        See "Limitations Affecting Shareholders of a French Company" in Amendment No. 1 to our registration statement on Form F-1, registration number 333-11764, dated and filed with the Securities and Exchange Commission on June 6, 2000.

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

        If a transfer of a listed company's shares is evidenced by a written agreement, that agreement is, in principle, subject to registration formalities, including a 1% registration duty assessed on the greater of the purchase price or the market value of the shares (subject to a maximum assessment of €3,049 per transfer). Generally, no such duty is due if the agreement providing the transfer of a listed company's shares is effected by means of a written agreement that is executed outside France. In general, no stock exchange stamp tax is payable on the sale of shares by non-French residents. Prospective investors in shares or ADSs should consult their own advisors concerning the applicability of French transfer tax to any agreement evidencing the transfer of their shares or ADSs.

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

Countries
Australia	Mexico
Austria	Netherlands
Belgium	New Zealand
Bolivia	Niger
Brazil	Norway
Burkina Faso	Pakistan
Cameroon	Senegal
Canada	Singapore
Finland	South Korea
Gabon	Spain
Ghana	Sweden
Germany	Switzerland
Iceland	Togo
India	Turkey
Israel	United Kingdom
Italy	United States of America
Ivory Coast	Venezuela
Japan
Luxembourg	Territoires d'Outre Mer and Others
Malaysia
Mali	Mayotte
Malta	New Caledonia
Mauritius	Saint-Pierre et Miquelon

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

Taxation of U.S. Investors

        The following discussion generally summarizes the material U.S. federal tax consequences and the material French tax consequences of the purchase, ownership and disposition of shares or ADSs by holders who are for United States federal income tax purposes:

  •
  citizens or residents of the United States,

  •
  corporations or other entities treated as such, organized in or under the laws of the United States or of any political subdivision thereof,

  •
  estates, the income of which is subject to U.S. federal income taxation regardless of the source of such income, or

  •
  trusts, the administration of which are subject to the primary supervision of U.S. courts and one or more persons just described have the authority to control all substantial decisions of the trusts,

and, solely for purposes of the discussion of French tax consequences below, only the above-described holders:

  •
  whose ownership of shares or ADSs is not effectively connected with a permanent establishment or fixed base in France,

  •
  who, in the case of individuals or other non-corporate holders, other than partnerships or trusts, are residents of the United States,

  •
  that, in the case of United States corporations other than regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital,

  •
  that, in the case of United States corporations that are regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital if less than 20% of such corporation's shares are owned by persons who are not citizens or residents of the United States,

  •
  that in the case of partnerships or trusts that are treated as residents of the United States as defined by the convention between the United States of America and France for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital dated August 31, 1994, to the extent that its partners, beneficiaries or grantors are themselves individuals or other non-corporate entities that are residents of the United States, or

  United States corporations, other than regulated investment companies, that do not own, directly or indirectly, 10% or more of our outstanding voting share capital.

        This discussion may not describe all of the tax considerations related to the purchase, ownership and disposition of shares or ADSs that may be relevant to an investor in light of that investor's particular tax situation. In particular, this discussion deals with holders that hold shares or ADSs as capital assets, as that term is defined in the Internal Revenue Code, and does not address the tax considerations relevant to investors that are subject to special tax rules, such as financial institutions, insurance companies, tax-exempt organizations, securities dealers, persons subject to the alternative minimum tax, persons that will hold shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes and persons that have a functional currency other than the U.S. dollar. For a discussion of French tax matters relating to the holdings of shares or ADSs generally, see "French Taxation."

        The statements on United States tax law are based on the tax laws and practice of the United States, and the statements on French tax law are based upon the tax laws and practice of France, in effect on the date of this annual report as well as on the U.S.-French income tax convention, all of which are subject to change. In addition, the statements are based in part upon the representations of the Bank of New York and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. Owners and prospective purchasers of shares or ADSs should consult their own advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any state or local and other foreign tax laws.

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

        Dividends.    Dividends paid to non-residents of France generally are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the avoir fiscal. The avoir fiscal is a tax credit available to French residents equal to 50% of the amount of dividends received from French companies such as ours. However, subject to certain limited exceptions, article 9-IV of the 2001 Finance Law provides that the rate of the avoir fiscal is reduced to 25% in 2001 and 15% in 2002 of the dividend paid when used or received by persons other than individuals. Such person may also be entitled to an additional tax credit equal to (i) 50% of the précompte, paid in cash if the avoir fiscal is calculated at a 25% rate or to (ii) 70% of the précompte paid in cash if the avoir fiscal is calculated at a 15% rate. Under the convention, the rate of French withholding tax on dividends paid to eligible holders is reduced to 15%. Such holders are also entitled to a payment equal to the avoir fiscal at the rate of 25% (for 2001), 15% (for 2002), or 50%, if the holder is an individual, less a 15% withholding tax. Subject to certain conditions, such holders may also benefit from the additional tax credit equal to 50% or 70% of the précompte as previously mentioned. Dividends paid to a holder will be immediately subject to the reduced rate of withholding of 15% at the time of payment, provided that such holder establishes before the date of payment that it is a resident of the United States under the convention and, if it is not an individual, that it is the owner of all the rights relating to the full ownership of the shares or ADSs, including, but not limited to, dividend rights. A holder generally will be entitled to receive a payment of the avoir fiscal only if such holder, or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust, is subject to U.S. federal income tax on the avoir fiscal payment and the dividend to which it relates.

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

        The French Treasury Form RF 1A EU-No. 5052, Application for Refund, together with instructions, will be provided by the depositary to any ADR holder upon request. Copies are also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all forms or certificates completed by holders and returned to the depositary in time for prompt filing with the French tax authorities. If the French Treasury Form is not timely filed, the holder may claim a refund of the excess withholding tax and may claim the avoir fiscal by filing the French Treasury Form before December 31 of the year following the year in which the related dividend is paid.

        The avoir fiscal or partial avoir fiscal is generally expected to be paid to holders within 12 months of filing the French Treasury Form RF 1A EU-No. 5052, Application for Refund, but not before January 15 following the end of the calendar year in which the dividend is paid.

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

        Transfer taxes.    Transfers of a listed company's shares will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed within France. Should such written agreement be executed within France, it would be subject to transfer taxes at the rate of 1% to a maximum of €3,049 per transaction. A stock exchange stamp tax may be due in some cases.

United States Taxation

        The following discussion generally summarizes the material U.S. federal income tax consequences to U.S. holders (as defined above), of the acquisition, ownership and disposition of the ADSs or shares.

        Holders of ADSs deemed to be owners of shares.    For purposes of the Internal Revenue Code, a U.S. holder of ADSs will be treated as the owner of the underlying shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a U.S. holder will not result in recognition of gain or loss for U.S. Federal income tax purposes.

        Dividends.    Distributions, other than a mere pro rata distribution of shares, made by us with respect to our shares, including shares represented by ADSs, including the amount of any French taxes withheld therefrom, will be includable in the gross income of a U.S. holder as dividend income from a source outside the United States to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Avoir fiscal and précompte payments will be considered dividends to the same extent. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations. To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, it will be treated first as a tax-free return of the U.S. holder's tax basis in its shares or ADSs to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. Dividends paid in euro will be includable in income in a U.S. dollar amount based on the prevailing U.S. dollar-euro exchange rate on the date of receipt by the depositary or the date of receipt by the U.S. holder of shares, whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the euro will be U.S. source ordinary income or loss. A U.S. holder may also recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, on a subsequent conversion or other disposition of the refund of the excess withholding tax initially withheld from a dividend payment if the refund is converted into U.S. dollars at an exchange rate different than the rate used to translate the U.S. holder's dividend income. Any French tax withheld from a dividend will be treated as a foreign tax creditable, subject to the limitations discussed below, against the U.S. federal income tax liability of a U.S. holder. Amounts creditable against U.S. tax are permitted, at the election of the U.S. holder, to be deducted. Under the Internal Revenue Code, the amount of foreign tax eligible for credit against the U.S. federal income tax liability of a U.S. holder is limited to the amount of U.S. tax attributable to the U.S. holder's taxable income from sources outside the United States. For purposes of computing this limitation, the amount of foreign tax eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us will be "passive income" or in the case of certain U.S. holders, "financial services income". Prospective investors should consult their own tax advisors regarding the availability of such a credit.

        Sale of ADSs or shares.    Upon a sale or exchange of ADSs or shares, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized upon the disposition and such U.S. holder's adjusted tax basis in the ADSs or shares. Subject to the discussion below under the heading "Passive Foreign Investment Company", such gain or loss will generally be a capital gain or loss. Capital gains recognized on the sale or exchange by individuals of capital assets are subject to a 20% maximum tax rate if the capital assets have been held for more than one year or 18% for capital assets acquired after 2000 and held for more than five years. Gains on the sale of ADSs or shares held for less than one year will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. Prospective U.S. investors should consult their own tax advisors regarding the availability of such an offset.

        No French tax is imposed on the capital gains of a U.S. holder arising from the sale or exchange of ADSs or shares provided that certain requirements of the U.S-French income tax convention are satisfied. See "French Taxation—Sales of Shares or ADSs." In the event that French tax is imposed on capital gains of a holder from the sale or exchange of ADSs or shares, U.S. holders should consult their own tax advisors with respect to their ability based on their particular circumstances to credit such tax against their U.S. federal income.

        Passive Foreign Investment Company.    For U.S. federal income tax purposes, a non-U.S. corporation is considered a Passive Foreign Investment Company(a "PFIC") if either:

  •
  75% or more of its gross income for the taxable year is passive income; or

  •
  at least 50% of the average percentage of its assets, by value, produce or are held for the production of passive income. The U.S Internal Revenue Service has indicated that cash balances even if held for working capital, are considered to be assets that produce passive income.

        We believe that we are not a PFIC for the taxable year 2001 nor do we expect to be a PFIC in future taxable years. However, because the determination of PFIC status is based upon annual determinations of the composition of our income and assets, there can be no assurance that we will not become a PFIC in the future. We will monitor our status and will notify U.S. shareholders if we believe that we are properly classified as a PFIC for any taxable year. This discussion does not address the material U.S. federal income tax consequences to U.S. holders that would result if we were to become a PFIC. If we become a PFIC, the U.S. federal income tax consequences to U.S. holders of the purchase, ownership, disposition or deemed disposition of ADSs or shares will change significantly from the consequences presented in this discussion.

Information reporting and backup withholding

        Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or redemption of ADSs or shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9 in the case of U.S. persons and on IRS Form W-8BEN (or suitable substitute form) in the case of non-U.S. persons.

        Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on Display

        We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information may be obtained, upon written request, from The Bank of New York, as depositary, at its office located at 101 Barclay Street, New York, NY 10286. Such reports and other information may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison, Street, Suite 1400, Chicago, Illinois 60661, upon payment of prescribed fees.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

        Our exposure to market risk through our minimal use of derivative financial instruments and other financial instruments, including investments in marketable securities, is not material.

Item 12. Description of Securities other than Equity Securities

        Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        We successfully completed our initial public offering in June 1999, with net proceeds to Wavecom of €36.1 million, and a follow-on public offering in June 2000, with net proceeds to Wavecom of €96.5 million. The effective dates of the Securities Act registration statements for which the use of proceeds information is being disclosed are June 7, 1999 and June 8, 2000 (registration numbers 333-10372 and 333-11764, respectively).

        In 1999, we used approximately €4.4 million of the amount of net offering proceeds to repay short-term debt and approximately €9.6 million to fund operations.

        In 2000, we used approximately €1.2 million to fund the acquisition of a less than 1% equity interest in Cambridge Silicon Radio Ltd., a developer of Bluetooth radio technology; approximately €3.5 million to acquire a 61.88% interest in Arguin Communications, a San Diego-based software development company; approximately €8.3 million to purchase property and equipment and approximately €8.6 million to fund operations.

        In 2001, we used approximately €4.7 million to acquire the assets of Iconn Wireless, a San Diego-based CDMA technology company and approximately €10.3 million to purchase property and equipment.

Item 18. Financial Statements

        See the financial statements beginning on page F-1.

Item 19. Exhibits

1	Statuts (by-laws) of the Registrant,updated as of February 18, 2002 (English Translation). *
2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued thereunder (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).
2.2	Form of American Depositary Receipt (filed as Exhibit 4.2 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).
4.1
GSM Essential Properties Cross License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).**
4.2
Agreement relating to the sale of GSM modules, dated July 7, 1999 between Amtal International Limited and Wavecom Asia Pacific Limited (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).**
4.3
Agreement relating to the development and manufacture of a GSM hand held portable, dated February 11, 2000 between NEC Corporation and Wavecom S.A (filed as Exhibit 10.2 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).**
4.4
Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).**
4.5	Agreement between Funkanlagen and Wavecom S.A. dated February 25, 2000 (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).**
4.6	GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001.*&
4.7	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31 2001.*&
8	List of subsidiaries of the Registrant.
10	Consent of Ernst & Young Audit.

*
Filed herewith.

**
The registrant has received confidential treatment of portions of this agreement.

&
The registrant has requested confidential treatment of portions of this agreement.

SIGNATURES

        Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAVECOM S.A.
By:	/s/ DEBORAH CHOATE Deborah Choate Chief Financial Officer

Date: June 28, 2002.

WAVECOM S.A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Wavecom S.A.

        We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 1999, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of Wavecom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wavecom S.A. at December 31, 1999, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

represented by
John Mackey

Paris, France
February 18, 2002

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Years ended December 31,
	1999	2000	2001	2001
Revenues:
Product sales	€34,563	€63,055	€317,571	$282,670
Technology development and other services	1,853	2,518	5,093	4,533
License fees and royalties	144	—	—	—

Total revenues	36,560	65,573	322,664	287,203
Cost of revenues:
Cost of goods sold	26,236	51,457	254,658	226,671
Cost of services	2,148	4,522	4,718	4,199

Total cost of revenues	28,384	55,979	259,376	230,870

Gross profit	8,176	9,594	63,288	56,333
Operating expenses:
Research and development	11,913	16,133	32,634	29,048
Sales and marketing	3,412	5,836	12,416	11,051
General and administrative	3,070	5,598	13,297	11,836
Deferred compensation amortization	1,608	1,758	1,711	1,523
Amortization of goodwill	—	47	278	247
Provision for loss on ICO development contracts	2,607	—	—	—

Total operating expenses	22,610	29,372	60,336	53,705

Operating income (loss)	(14,434)	(19,778)	2,952	2,628
Interest expense relating to beneficial conversion feature of convertible debt	(1,072)	—	—	—
Interest expense	(519)	(255)	(523)	(466)
Interest income	392	3,000	4,350	3,872
Foreign exchange gain (loss)	(80)	989	142	126
Provision for loss on long-term investments	—	—	(716)	(637)

Income (loss) before minority interest and income taxes	(15,713)	(16,044)	6,205	5,523
Minority interests	—	(6)	(804)	(716)

Income (loss) before income taxes	(15,713)	(16,038)	7,009	6,239
Income tax expense (benefit)	(736)	(1,534)	(2,299)	(2,046)

Net income (loss)	€(14,977)	€(14,504)	€9,308	$8,285

Basic net income (loss) per share	€(1.26)	€(1.03)	€0.63	$0.56

Diluted net income (loss) per share	€(1.26)	€(1.03)	€0.61	$0.54

Number of shares used for computing:
—basic net income (loss) per share	11,922,770	14,081,178	14,726,647	14,726,647
—diluted net income (loss) per share	11,922,770	14,081,178	15,359,226	15,359,226

See notes to financial statements

WAVECOM S.A.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	1999	2000	2001	2001
ASSETS
Current assets:
Cash and cash equivalents	€22,080	€69,224	€128,972	$114,798
Short-term investments	—	26,807	3,008	2,677
Accounts receivable (less allowance for doubtful accounts of €708, €477 and €328 at December 31, 1999, 2000 and 2001, respectively)	6,241	26,774	46,219	41,140
Inventory	4,967	11,330	13,858	12,335
Value added tax recoverable	774	1,733	22,251	19,806
Prepaid expenses and other current assets	895	2,847	12,720	11,322

Total current assets	34,957	138,715	227,028	202,078
Property and equipment, net	4,710	10,067	15,666	13,944
Goodwill, net of accumulated amortization of €47 and €326 at December 31, 2000 and 2001, respectively	—	1,279	5,716	5,088
Long-term investments, net of provision for loss of €716 at December 31, 2001	—	4,078	3,476	3,094
Other assets	1,795	4,159	8,061	7,175

Total assets	€41,462	€158,298	€259,947	$231,379

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Overdraft facility	€—	€529	€—	$—
Accounts payable	9,216	32,627	111,926	99,625
Accrued compensation	1,732	3,302	5,755	5,123
Other accrued expenses	2,310	6,201	15,525	13,819
Current portion of loans	370	634	488	434
Current portion of capitalized lease obligations	1,042	794	201	179
Deferred revenue and advances received from customers	1,018	4,200	2,648	2,357
Other liabilities	239	670	521	464

Total current liabilities	15,927	48,957	137,064	122,001
Long-term portion of capitalized lease obligations	879	166	228	203
Other long-term liabilities	—	—	410	365

Total long-term liabilities	879	166	638	568

Minority interests	—	1,165	361	321
Commitments and contingencies
Shareholders' equity:
Shares, €1 nominal value; 13,423,469 shares issued and outstanding at December 31, 1999; 14,682,281 shares issued and outstanding at December 31, 2000; 14,810,614 shares issued and outstanding at December 31, 2001	13,423	14,682	14,811	13,183
Additional paid in capital	37,297	132,993	135,013	120,175
Deferred compensation	(5,632)	(3,606)	(2,991)	(2,661)
Retained earnings (deficit)	(20,475)	(34,979)	(25,671)	(22,852)
Accumulated other comprehensive income (loss)	43	(1,080)	722	644

Total shareholders' equity	24,656	108,010	121,884	108,489

Total liabilities and shareholders' equity	€41,462	€158,298	€259,947	$231,379

See notes to financial statements

WAVECOM S.A

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
(in thousands of euro, except share data)

	Shares					Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity (Deficit)
			Additional paid in capital	Deferred Compensation	Retained Earnings (Deficit)
	Number	Amount
Balance at December 31, 1998	10,000,000	€1,524	€2,022	€(1,896)	€(5,498)	€3	€(3,845)
Deferred compensation arising from grant of stock options and founder's warrants			5,344	(5,344)			—
Amortization of deferred compensation				1,608			1,608
Issuance of shares in connection with the initial public offering on Nasdaq and the Nouveau Marché at €13.50 per share (net of offering costs)	3,000,000	457	35,675				36,132
Issuance of shares upon conversion of convertible notes at €10.80 per share (including beneficial conversion feature €1,072,000)	423,469	65	5,633				5,698
Conversion of nominal value from FF1 to €1		11,377	(11,377)				—
Comprehensive loss:
Net loss					(14,977)		(14,977)
Foreign currency translation						40	40

Total comprehensive loss					(14,977)	40	(14,937)

Balance at December 31, 1999	13,423,469	13,423	37,297	(5,632)	(20,475)	43	24,656
Forfeiture of options and founders' warrants			(268)	268
Amortization of deferred compensation				1,758			1,758
Issuance of shares in connection with the public offering on Nasdaq and the Nouveau Marché at €98.50 per share (net of offering costs)	1,050,000	1,050	95,497				96,547
Issuance of shares in connection with the exercise of 109,842 founders' warrants and 12,494 options at an exercise price of €2.29	122,336	122	158				280
Issuance of shares in connection with the exercise of 79,171 founders' warrants and 7,305 options at an exercise price of €4.57	86,476	87	309				396
Comprehensive loss:
Net loss					(14,504)		(14,504)
Foreign currency translation						(1,123)	(1,123)

Total comprehensive loss					(14,504)	(1,123)	(15,627)

Balance at December 31, 2000	14,682,281	14,682	132,993	(3,606)	(34,979)	(1,080)	108,010
Forfeiture of options and founders' warrants			(99)	99
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			1,862	(1,862)
Amortization of deferred compensation				2,378			2,378
Issuance of shares in connection with the exercise of 75,557 founders' warrants and 12,480 options at an exercise price of €2.29	88,037	88	113				201
Issuance of shares in connection with the exercise of 36,743 founders' warrants and 3,553 options at an exercise price of €4.57	40,296	41	144				185
Comprehensive income:
Net income					9,308		9,308
Foreign currency translation						1,802	1,802

Total comprehensive income					9,308	1,802	11,110

Balance at December 31, 2001	14,810,614	€14,811	€135,013	€(2,991)	€(25,671)	€722	€121,884

Balance at December 31, 2001 (in thousands of US dollars)	14,810,614	$13,183	$120,175	$(2,661)	$(22,852)	$644	$108,489

See notes to financial statements

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Years ended December 31,
	1999	2000	2001	2001
Cash flows from operating activities:
Net income (loss)	€(14,977)	€(14,504)	€ 9,308	$8,285
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	2,275	3,113	5,042	4,488
Provision for loss on long-term investments	—	—	716	637
Amortization of goodwill	—	47	278	247
Amortization of deferred stock compensation	1,608	1,758	1,711	1,523
Beneficial conversion feature of convertible debt	1,072	—	—	—
Accrued interest on convertible debt converted into capital	53	—	—	—
Minority interests	—	(6)	(804)	(716)
Research tax credit reimbursed	(736)	—	—	—
Increase (decrease) in cash from:
Accounts receivable	(2,138)	(20,415)	(15,685)	(13,961)
Work in progress	1,281	—	—	—
Inventory	(1,789)	(6,329)	(2,431)	(2,164)
Value added tax recoverable	1,206	(960)	(20,518)	(18,263)
Prepaid expenses and other current assets	(55)	(1,893)	(9,951)	(8,857)
Accounts payable and other accrued expenses	1,180	27,077	85,409	76,022
Accrued compensation	741	1,571	2,105	1,874
Deferred revenue and advances received from customers	(1,445)	2,983	(1,668)	(1,485)
Other payables	—	(802)	70	62
Other	(25)	(219)	(3,584)	(3,190)

Net cash provided (used) by operating activities	(11,749)	(8,579)	49,998	44,502

Cash flows from investing activities:
Acquisition of equity interest in Arguin Communications for $229 cash paid net of $270 cash acquired	—	41	—	—
Capital contribution by minority shareholders of Arguin Communications	—	346	—	—
Acquisition of equity interest in Cambridge Silicon Radio	—	(1,197)	—	—
Acquisition of Iconn Wireless	—	—	(4,719)	(4,200)
Arguin acquisition, net of cash acquired	—	—	462	411
Disposal (acquisition) of short-term investments	—	(26,807)	23,799	21,183
Acquisition of long-term investments	—	(4,078)	(113)	(101)
Purchases of property and equipment	(2,692)	(8,333)	(10,330)	(9,195)

Net cash provided (used) by investing activities	(2,692)	(40,028)	9,099	8,099

Cash flows from financing activities:
Net increase (decrease) in overdrafts and lines of credit	(2,763)	529	(529)	(471)
Proceeds from loans	122	340	—	—
Repayment of loans	(597)	(76)	(146)	(130)
Principal payments on capital lease obligations	(1,080)	(1,049)	(815)	(725)
Proceeds from public offerings, net	36,132	97,223	—	—
Proceeds from issuance of convertible debt	4,573	—	—	—
Exercise of stock options and founders' warrants	—	—	386	344

Net cash provided (used) by financing activities	36,387	96,967	(1,104)	(982)

Effect of exchange rate changes on cash and cash equivalents	61	(1,216)	1,755	1,562
Net increase in cash and cash equivalents	22,007	47,144	59,748	53,182
Cash and cash equivalents, beginning of period	73	22,080	69,224	61,616

Cash and cash equivalents, end of period	€ 22,080	€ 69,224	€ 128,972	$114,798

See notes to financial statements

WAVECOM S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of business and summary of significant accounting policies

Nature of business

        Wavecom is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on Euronext Paris (Nouveau Marché) in France and on the Nasdaq National Market exchange in the U.S. Wavecom develops, markets and sells a line of digital wireless standard modules, known as Wismo modules, for use in mobile telephones and other wireless applications based on GSM and GPRS mobile communications standards. A Wismo module is a compact standardized device that contains substantially all of the software, hardware and other technology needed to enable wireless communications. Wavecom also develops, markets and sells a line of wireless modems. Wismo modules are distributed through Wavecom's direct sales force; wireless modems are sold by the direct sales force as well as by distributors.

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

Foreign currency

        The reporting currency of Wavecom, for all years presented, is the euro (€), while its functional currency was the French franc for the years ended December 1999 and 2000. The consolidated financial statements for these years have been translated from French francs into euro using the fixed legal rate of FF 6.55957 per euro. Beginning January 1, 2001, the functional currency of Wavecom is the euro.

        The functional currency of each subsidiary is the local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates. Translation differences are recorded in shareholders' equity.

        Realized and unrealized foreign currency transaction gains and losses are reflected in net income.

        Wavecom has not undertaken significant hedging transactions to cover its currency exposure.

Revenue recognition

        Revenue is recognized when all of the following circumstances are satisfied: persuasive evidence of an agreement exists, the price is fixed or determinable, collection is reasonably assured and delivery has occurred.

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

        In accordance with SFAS 128 Earnings per Share, basic and diluted earnings per share are presented. Basic earnings per share excludes the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. The effect of options and warrants granted outstanding 1999 and 2000 have been excluded as Wavecom reported a net loss in each of the years ended December 31, 1999 and 2000, and their effect is anti-dilutive. In 2001, diluted earnings per share includes the dilutive effects of options and warrants as if they had been exercised.

Concentration of risk

        Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

        Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom's cash is held principally in euros and United States dollars and concentrated primarily in three major banks in Paris.

        As of December 31, 2001, Wavecom sub-contracts the manufacturing and assembly of its products to two suppliers located in France and Romania. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers were unable to meet Wavecom's requirements.

        Wavecom sells its products to customers in a variety of industries principally in Asia/Pacific, Europe, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management's expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit as collateral in certain circumstances.

        Accounts receivable (before allowance for doubtful accounts) at December 1999, 2000 and 2001 totaled €6,949,000, €27,251,000 and €46,547,000, respectively.

        A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands):

Year ended December 31,	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance
1999	€ 42	€666	€ —	€708
2000	708	64	295	477
2001	477	164	313	328

        For the years ended December 31, 1999, 2000 and 2001, certain customers represented revenues in excess of 10% of Wavecom's total consolidated revenues. The amounts of annual revenues, and corresponding year-end amounts receivable, from these customers were as follows (in thousands):

	1999		2000		2001
	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable
Customer A	—	—	€9,716	€6,277	€114,130	€12,780
Customer B	—	—	4,798	1,598	106,162	15,817
Customer C	€12,186	€1	—	—	—	—

        Sales to customers by geographic region are summarized as follows (in thousands):

	Years ended December 31,
	1999	2000	2001
China	€2,141	€6,901	€126,860
Korea	—	9,716	114,180
Rest of Asia	—	4,703	28,662
Germany	2,515	9,235	16,135
Italy	1,423	7,832	8,791
France	3,544	2,113	6,028
United Kingdom	17,218	8,054	3,976
Spain	3,660	4,919	2,657
Rest of Europe	3,458	3,927	6,234
Americas	353	1,950	3,509
Rest of world	2,248	6,223	5,632

	€36,560	€65,573	€322,664

        Geographic region is determined by the customer's invoice address and may not indicate the final destination of product usage. Substantially all of the Company's long-lived assets are located in France.

Cash and cash equivalents

        Wavecom considers all highly liquid investments with insignificant interest risk, and purchased with an original maturity of three months or less, to be cash equivalents. At December 31, 1999, 2000 and 2001, Wavecom had amounts of €22,080,000 (of which €447,000 was denominated in U.S. dollars), €66,459,000 and €83,680,000 (of which €12,794,000 was denominated in U.S. dollars) respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates. At December 31, 1999, 2000 and 2001, the book value of these cash equivalents approximated their market value.

        At December 31, 2000, securities had been pledged for a total amount of €2,371,000 representing guaranties of a multi currency overdraft (€1,531,000) and an import documentary credit (€840,000).

Short-term investments

        As of December 31, 2000 and 2001, the Company held deposit certificates of €2,881,000 and €2,994,000 respectively. As of December 31, 2000, the Company held commercial paper for an amount of €23,723,000 which matured in January 2001, earning interest at fixed rates ranging from 4.82% to 5.19%. These investments were classified as available-for-sale and were carried at cost which approximated market value at December 31, 2000 and 2001.

Inventory

        Inventories are valued at the lower of cost or market.

Value added tax recoverable

        Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 1999, 2000 and 2001, the Company had value added tax credits of €244,000, €1,159,000 and €20,600,000, respectively.

Property and equipment

        Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Laboratory equipment	3 years
Computer equipment and purchased software	3 - 5 years
Furniture and office equipment	5 years
Leasehold improvements	10 years, or lease term if less

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

Goodwill

        For acquisitions made prior to July 1, 2001, goodwill is amortized on a straight-line basis over its estimated useful life up to a maximum 20 years. As required by SFAS No. 142, goodwill arising from acquisitions made after July, 2001 is not amortized, but is periodically reviewed for impairment of value. No impairment losses have been identified by Wavecom at December 31, 2001.

Long-term investments

        In October 2000, the Company purchased convertible preferred shares representing less than 1% of the capital of Cambridge Silicon Radio (C.S.R.), a British company, for €1,197,000. The cost method has been used to account for this investment because the Company does not have the ability to exercise significant influence over the investee's operating and financial policies. As December 31, 2001, the Company recorded a provision for €716,000 to reflect the estimated decline in value of the investment. The estimated loss was determined, based on a valuation used in recent financing rounds for C.S.R.

        A bank guarantee of €2,868,000 was issued in December 2000 in favor of the owner of newly-leased office space, in order to secure annual lease payments. At December 2000 and 2001, investments in commercial paper have been pledged as security for €2,881,000 and €2,994,000 respectively, for the duration of the 7-year lease and therefore have been classified as long-term assets in the balance sheet.

Deferred revenue and advances received from customers

        Deferred revenue includes amounts invoiced to customers in accordance with the terms of technology development contracts, but deferred by the Company as the corresponding work has not yet been completed. Advances include cash received in advance of product shipments.

Fair value of financial instruments

        At December 31, 1999, 2000 and 2001, the carrying values of current financial instruments such as cash equivalents, accounts receivable, accounts payable, other receivables and accrued liabilities approximated their market values, based on the short-term maturities of these instruments. There was no long-term debt at December 31, 1999, 2000 or 2001. Other long-term liabilities at December 31, 2001 are not material.

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

Employee stock options and warrants

        Wavecom accounts for stock options and warrants granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation expense is recognized for stock options and warrants issued to employees with an exercise price equal to the deemed fair value of the underlying shares. Options and warrants issued with an exercise price less than the deemed fair value result in deferred compensation which is amortized to expense over the vesting period. See Note 8.

        Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair-value-based method of accounting for employee stock options and similar equity instruments. Companies that elect to continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income and net income per share as if the fair-value-based method proposed by SFAS 123 had been adopted.

        Because Wavecom has elected to continue to account for stock options and warrants granted to its employees in accordance with the provisions of APB 25, the pro forma disclosures required by SFAS 123 are presented in Note 8.

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

Recent accounting principles

        In June 2001, the FASB issued statement No 141, "Business Combinations" ("SFAS 141") and statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Under SFAS 142, goodwill will no longer be amortized on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead, they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        SFAS 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. In addition, goodwill on prior business combinations will cease to be amortized. The Company will apply SFAS 142 beginning in the first quarter of 2002. Application of the non amortization provisions of SFAS 142 is expected to result in an increase in net income of €249,000 in 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill as of January 1, 2002 in the second quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as cumulative effect of a change in accounting principle in the first quarter of 2002. The Company does not believe that the effect of these effect of these tests will be material to the earnings and financial position of the Company.

        In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lives Assets". This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has reviewed the provisions of this statement and does not believe its adoption will have a material impact on its results of operations or its financial position.

Convenience translation

        The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euro at the Noon Buying Rate in New York on December 31, 2001, which was $0.8901 for each euro.

2.    Acquisitions

Iconn Wireless

        In December 2001, the subsidiary Wavecom Inc acquired certain assets of Iconn Wireless, a company based in San Diego, California, enabling Wavecom to acquire technology and know-how for Code Division Multiple Access (CDMA) technology. Wavecom purchased Iconn Wireless for €5,270,000 including €625,000 in tangible and intangible assets. The difference between the purchase price and the amount of identifiable assets (€4,645,000) was allocated to goodwill but is not amortized, in accordance with SFAS No. 142. In connection with the acquisition, €1,339,000 in cash was placed in escrow by Wavecom. The cash will be released to the employees as certain technology milestones are met in 2002. This amount has been recorded as a prepaid expense and will be recognized as research and development expense as the milestones are met.

Arguin Communications Inc

        In October 2000, Wavecom purchased a majority interest of 51% of the voting rights in Arguin Communications Inc, headquartered in San Diego, California, increased to 61,88% in January 2001, which enabled Wavecom to have strategic control over the future technology to be developed by Arguin Communications Inc.

        The Company purchased Arguin Communications Inc for €3,454,000 in cash including €691,000 for the purchase of existing shares (€229,000 paid in October 2000 and €462,000 paid in January 2001) and €2,763,000 to subscribe to a share capital increase. The total amount of this share capital increase, including minority interests, was €3,109,000. The net assets purchased included €270,000 in cash. The purchase price exceeded the fair value of the net tangible assets by €1,323,000, which was allocated to goodwill and was being amortized over 5 years. In accordance with the provisions of SFAS 142, amortization of goodwill ceased as of December 31, 2001. Deferred compensation of €1,862,000 was recognized in connection with the issuance of shares of Arguin Communications to the majority shareholders. Amortization related to these shares amounted to €667,000 in the year ended December 31, 2001.

        Results of operations of Arguin Communications Inc and Iconn Wireless are included in Wavecom's operating results from their respective dates of acquisition. Pro Forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to Wavecom's results of operations.

3.    Inventory

        Components of inventory are:

	December 31,
	1999	2000	2001
	(in thousands)
Purchased components and raw materials	€1,340	€8,902	€70
Work in process	70	—	—
Finished goods	3,678	2,806	15,785

	5,088	11,708	15,855
Provision for obsolete inventory	121	378	1,997

	€4,967	€11,330	€13,858

        Beginning in the second half year of 2001, all components used in the production process are purchased, by Wavecom's contract manufacturers who bear the risk of ownership.

4.    Property and equipment

        Property and equipment includes:

	December 31,
	1999	2000	2001
	(in thousands)
Laboratory equipment	€6,210	€10,787	€15,203
Computer equipment and software	1,853	5,178	7,835
Furniture and office equipment	1,007	1,118	2,288
Leasehold improvements	509	716	2,445
Other	576	650	1,288

	10,155	18,449	29,059
Accumulated depreciation and amortization	5,445	8,382	13,393

	€4,710	€10,067	€15,666

        Amortization in the years ended December 1999, 2000 and 2001 totaled €2,229,000, €3,136,000 and €5,068,000, respectively.

        Equipment purchased under capital leases in the years ended December 31, 1999, 2000 and 2001 totaled €828,000, €149,000 and €291,000 respectively. The cost of such equipment included in property and equipment at December 31, 1999, 2000 and 2001 totaled €4,551,000, €4,489,000 and €4,755,000 respectively. Accumulated amortization of this equipment totaled €2,683,000, €3,601,000 and €4,343,000 at December 31, 1999, 2000 and 2001, respectively.

5.    Prepaid expenses and other current assets

        Prepaid expenses and other current assets include:

	December 31,
	1999	2000	2001
	(in thousands)
Research tax credit: current portion	—	—	€813
Suppliers' credit note accruals	€176	€1,193	5,717
Prepaid expenses	483	1,205	4,245
Iconn Wireless amounts held in escrow	—	—	1,339
Other current assets	236	449	606

Total prepaid expenses and other current assets	€895	€2,847	€12,720

        As of December 31, 2001 Wavecom has research tax credits receivable of €5,626,000 (included in long-term "other assets") which are recoverable, if not previously used to offset taxes payable, in the fourth year following their generation:

    2002: €813,000
    2003: €736,000
    2004: €1,541,000
    2005: €2,535,000

        Credit notes from suppliers are accrued at the end of each period, based on rebates which have been negotiated and accepted by Wavecom's contract manufacturers.

6.    Debt

        The following table presents a summary of Wavecom's debt:

	December 31,
	1999	2000	2001
	(in thousands)
Short-term debt:
Overdraft facility	—	€529	—
Interest-free loan from government agency	€294	634	€488
Current portion of bank loan, interest at TMP+1.75%, repaid in quarterly installments through August 2000	76	—	—
Current portion of capital lease obligation	1,042	794	201

Total short-term debt and current portion of long-term debt	€1,412	€1,957	€689

Long-term debt:
Long-term portion of capital lease obligation	€879	€166	€228

Total long-term debt, less current portion	€879	€166	€228

Lines of credit

        At December 31, 2000 and 2001, Wavecom had a dedicated credit line of €2,868,000 opened for the issuance of a bank guarantee to secure payment of the rent of new offices. This credit line was secured by the pledge of certificates of deposit with values of €2,881,000 and €2,994,000 at December 31, 2000 and 2001, respectively.

        At December 31, 2001, Wavecom had a specific line of credit for the issuance of a bank guarantee of €8,000 without security.

        These credit lines do not bear interest and were opened for the issuance of bank guarantees, which are subject to certain bank charges.

        At December 31, 2000 Wavecom had a dedicated credit line of €1,043,000 opened for issuance of an import documentary credit. This credit line was secured for 80% of its amount by pledged securities. At December 31, 1999, Wavecom had lines of credit secured by certain qualifying accounts receivable allowing for a maximum borrowing of €1,715,000 of which none was used at December 31, 1999. Lines of credit allowing for a maximum borrowing of €534,000 expired in July 2000. The remaining lines of credit were cancelled in September 2000. These lines of credit bore interest based on market rates (Eurobor, Paris Interbank Offered Rate, London Interbank Offered Rate or Paris Market Rate—TMP) plus margins ranging from 1% to 2%. The rates on the lines of credit corresponded to effective rates of 5.16% at December 31, 1999 and average rates of 4.64% and 7.60% for the years ended December 31, 1999 and 2000, respectively.

Overdraft facilities

        At December 31, 2001, Wavecom had multi-currency overdraft facilities with a French bank for maximum borrowings of €2,287,000. The overdraft facilities bore interest at market rate plus a margin of 1.5%. The average effective rate at December 31, 2001 was 3.02%. Wavecom had not used these overdraft facilities at December 31, 2001,

        A multi-currency overdraft facility of €2,286,000 bearing interest at market rate plus a margin of 0.5%, and the attached pledge of securities relating to this facility, were terminated before December 31, 2001.

        The average effective rate for the year ended December 31, 2001 relating to these two credit lines was 7.01%.

        At December 31, 2000 Wavecom had multi-currency overdraft facilities with two French banks allowing for maximum borrowings of €4,573,000. The overdraft facilities bore interest at market rate plus margins ranging from 0.5% to 1.5% which corresponded to an effective rate of 7.8% at December 31, 2000 and an average effective rate of 6.88% for the year then ended. One of the facilities (€2,286,000) was secured for 67% of its total amount by pledged securities. At December 31, 2000, €529,000 was drawn on this facility.

        At December 31, 1999, the overdraft facilities bore interest at TMP plus 2% which corresponded to effective rates of 5.76% at December 31, 1999, and average rates of 6.39% for the year end. Wavecom had no overdraft facilities in place at December 31, 1999.

Other debts

        Wavecom has received an interest-free loan from Coface (€294,000 at December 31, 2000, increased by €340,000 in 2001), an export credit agency of the French government. Timing of the repayment of the loan is based upon the actual future sales generated by Wavecom's United States subsidiary.

        In April 1999, Wavecom issued €4.57 million aggregate principal amount of convertible notes with an interest rate of 10% per annum. The notes were converted into shares at the time of the initial public offering in June 1999, at a conversion price equal to the initial public offering price per share minus a discount of at least 20%. In connection with this issuance, Wavecom has recognized a beneficial conversion feature of €1,072,000. This amount was amortized as interest expense over the term of the convertible notes.

        The only significant debt covenants relate to short-term financing arrangements and require repayment in the event of default or liquidation of Wavecom.

Leasing

        Future minimum lease payments under capitalized lease obligations due for the years ending December 31 are as follows (in thousands):

2002	€218
2003	132
2004	77
2005	30

Total minimum lease payments	457
Less amount representing interest	28

Present value of net minimum lease payments	429
Less current portion	201

Long-term portion	€228

Interest

        Interest paid in the years ended December 31, 1999, 2000 and 2001 totaled approximately €485,000, €240,000 and €447,000, respectively.

7.    Other accrued expenses

        Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expenses.

Accrued royalties

        Accrued royalties amount to €2,090,000, €5,078,000 and €9,375,000 as at December 31, 1999, 2000 and 2001, respectively.

        Wavecom's products are designed to conform to certain wireless industry standards. Certain essential technologies are patented and Wavecom uses these essential technologies under licensing agreements for which Wavecom pays royalties. Wavecom concluded licensing agreements with three patent holders for technologies deemed to be essential for Wavecom's products. Two contracts were signed in the year ended December 31, 2001 and Wavecom is in the process of negotiating with other patent holders. Wavecom's management considers that it is probable that other patent holders may claim that the technology covered by their patents is essential to Wavecom's products.

        The estimated cost of royalties, which may be due to other patent holders in connection with their technologies as well as yet unasserted claims has been accrued in the financial statements, based on a percentage of the consolidated revenue. The ultimate royalty paid by the company might differ from the amounts accrued.

Warranty accrual

        The warranty accruals amount to €20,000, €114,000 and €2,392,000 as at December 31, 1999, 2000 and 2001, respectively.

        Wavecom accrues for the costs of providing warranty service at the time the product is shipped and the sale recorded. The Company's policy with respect to sales returns generally provides that a customer may not return inventory except at Wavecom's option.

8.    Shareholders' equity

        At December 31, 2001, 14,810,614 shares were issued and outstanding with a nominal value of €1 per share.

General

        In June 1999, Wavecom issued 3,000,000 shares in an initial public offering simultaneously on the Nasdaq National Market and French Nouveau Marché stock markets. The shares were issued at €13.50 per share for a cash contribution, net of offering costs, of €36,131,000.

        As described in Note 6, €4.57 million aggregate principal amount of convertible notes were converted into shares at the time of the initial public offering in June 1999, at a conversion price equal to the initial public offering price per share minus a discount of at least 20%, resulting in the issuance of 423,469 shares.

        In July 1999, Wavecom converted its share capital into euros, as required by law. Consequently, the nominal value was converted from FF 1 to €1.

        In June 2000, Wavecom issued 1,050,000 shares in an secondary public offering simultaneously on the Nasdaq National Market and French Nouveau Marché stock markets. The shares were issued at €98.50 per share for a net cash contribution of €96,547,000.

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

Dividend rights

        Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom's by-laws. There were no distributable retained earnings at December 31, 2001; the retained deficit for statutory purposes totaled approximately €14,610,000. Dividend distributions by Wavecom, if any, will be made in euro.

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

        Options expire 10 years after the grant date. Founders' warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders' warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders' warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders' warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders' warrants are identical to the stock options. Warrants granted to Board members expire after five years.

        A summary of the founders' warrants and warrants to Board members is as follows:

	Founders' warrants to employees of the French parent company									Warrants to members of the board of directors
Shareholders' meeting date	09/21/98	02/25/99	03/15/00		06/27/00		12/20/00	06/29/01	12/19/01	03/15/00	06/27/00	06/29/01
Total of warrants authorized	495 000	530 800	300 000		100 000		400 000	600 000	250 000	15 000	15 000	30 000
Board of directors date	N/A	N/A	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00	06/29/01	12/19/01	N/A	N/A	N/A
Total of warrants granted	495 000	530 800	157 200	101 300	50 860	41 000	400 000	467 151	233 500	15 000	15 000	30 000
Exercise price	€2.29	€4.57	€139.52	€103.23	€103.23	€13.62	€69.86	€34.66	€41.09	€150.72	€103.23	€34.66
Total of warrants exercised	185 399	115 914	—	—	—	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2001	29 159	37 324	21 100	2 500	6 330	13 500	57 640	4 095	—	—	—	—
Total of warrants cancelled during the year ended	2 250	3 527	14 600	2 500	4 380	11 000	57 640	4 095	—	—	—	—
Total of warrants granted and not exercised at December 31, 2001	280 442	377 562	136 100	98 800	44 530	27 500	342 360	463 056	233 500	15 000	15 000	30 000
Total of warrants exercisable at December 31, 2001	106 921	111 677	59 351	37 006	16 559	9 700	84 869	—	—	10 000	5 000	—
Expiration date(1)	09/20/03	02/24/04	03/14/05		06/26/05		12/19/05	06/28/06	12/18/06	03/14/05	06/26/05	06/28/06

(1)
Founders' warrants not exercised at the expiration date will be converted into stock options

        A summary of the stock options is as follows:

STOCK OPTIONS
Shareholders' meeting date	09/21/98			02/25/99				03/15/00						06/27/00				12/20/00				06/29/01			12/19/01
Total of stock options authorized	650 000			600 000				300 000						100 000				800 000				1 200 000			450 000
Board of directors date	09/21/98			02/09/99			04/27/99	03/30/00			06/27/00			06/27/00		07/24/00		12/20/00			03/14/01	06/29/01			12/19/01
Total of stock options granted	495 000	(1)	50 000	530 800	(1)	37 500	1 500	157 200	(1)	5 700	101 300	(1)	24 710	50 860	(1)	41 000	(1)	400 000	(1)	90 590	61 000	467 151	(1)	97 395	233 500	(1)	193 500
Exercice price	€2.29		€2.29	€4.57		€4.57	€4.57	€139.52		€139.52	€103.23		€103.23	€103.23		€136.62		€69.86		€69.86	€26.68	€34.66		€34.66	€41.09		€41.09
Total of stock options exercised			24 974			10 858	—			—			—							—	—			—			—
Total of stock options cancelled at December 31, 2001	214 558		—	153 238		1 500	—	21 100		1 200	2 500		360	6 330		13 500		57 640		940	10 000	4 095		820	—		1 000
Total of stock options granted and not exercised at December 31, 2001	280 442		25 026	377 562		25 142	1 500	136 100		4 500	98 800		24 350	44 530		27 500		342 360		89 650	51 000	463 056		96 575	233 500		192 500
Total of stock options exercisable at December 31, 2001	—		6 275	—		5 642	—	—		1 962	—		9 124	—		—		—		22 411	—	—		—	—		—
Expiration date(1)	09/20/08			02/24/09				03/14/10						06/26/10				12/19/10				06/28/11			12/18/11

(1)
Options which will become exercisable afetr 5 years to the extent which the related founders' warrants expire unexercisable

        In connection with the issuance of the founders' warrants and options granted in September 1998 and February 1999, Wavecom recorded deferred compensation of €2,022,000 and €5,344,000, respectively. Deferred compensation is being amortized over the respective vesting periods of the warrants and options. For the years ended December 31, 1999, 2000 and 2001, Wavecom recorded compensation expense of €1,608,000, €1,758,000 and €1,711,000 respectively, resulting from amortization of deferred compensation.

        A summary of the activity in the warrants and stock options is as follows:

	Number of shares	Weighted average exercise price per share €	Price range €
Balance at December 31, 1998	545,000	2.29	2.29
Granted	569,800	4.57	4.57
Cancelled	(42,800)	3.45	2.29 – 4.57

Balance at December 31, 1999	1,072,000	3.46	2.29 – 4.57
Granted	901,360	93.93	69.86 – 150.72
Exercised	(208,812)	3.23	2.29 – 4.57
Cancelled	(28,856)	52.61	2.29 – 139.52

Balance at December 31, 2000	1,735,692	49.65	2.29 – 150.72
Granted	1,082,546	36.75	26.68 – 41.09
Exercised	(128,333)	3.00	2.29 – 4.57
Cancelled	(115,812)	78.17	2.29 – 139.52

Balance at December 31, 2001	2,574,093	45.27	2.29 – 150.72

        At December 31, 2001, 486,497 founders' warrants, stock options and warrants were exercisable. The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2001 was approximately 8,6 years.

        Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if Wavecom accounted for its stock options and warrants under the fair value method of SFAS 123. The fair value for these options and founders' warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended December 31, 1999, 2000 and 2001: risk-free interest rates of 4% for 1999, 5.10% for 2000 and 4.94% for 2001, no expected dividends, volatility factors of 0.75 for 1999, 0.92 for 2000 and 1.17 for 2001, and a weighted average expected life of the options and founders' warrants of 5 years.

        For purposes of pro forma disclosures, the estimated fair value of the options and founders' warrants is amortized to expense over the options' and warrants' vesting period. Wavecom's pro forma financial information follows (in thousands except for income (loss) per share information):

	Years ended December 31
	1999	2000	2001
Pro forma net income (loss)	€(15,521)	€(21,537)	€(15,914)
Pro forma net income (loss) per share	€(1.30)	€(1.53)	€(1.08)

        The weighted-average fair value of options and warrants granted during 1999, 2000 and 2001 was as follows:

	1999	2000	2001
Options whose price equaled market price of the underlying shares on the grant date	—	—	—
Options whose price was less than the market price of the underlying shares on the grant date	—	€103.12	€34.99
Options whose price was greater than the market price of the underlying shares on the grant date	€12.51	€ 64.04	€26.16

9.    Income taxes

        Income tax expense comprises:

	Years ended December 31,
	1999	2000	2001
	(in thousands)
Current tax expense (benefit)	€(736)	€(1,534)	€(2,299)
Deferred tax expense (benefit)	—	—	—

Total	€(736)	€(1,534)	€(2,299)

        The income tax benefit in 1999 and 2000 is due to research tax credits earned by the French parent company. There was no current or deferred tax expense or benefit in the United States or Hong Kong due to the losses of Wavecom's subsidiaries since their opening in 1998. Taxes paid in the years ended December 31, 1999, 2000 and 2001 totaled approximately €19,000 each year.

        The income tax benefit in 2001 is the net of research tax credit (€2,535,000), French current tax expense (€19,000) and Wavecom's Asian subsidiary income tax expense (€217,000).

        A reconciliation of income taxes computed at the French statutory rate (40.3% in 1999, 36.7% in 2000 and 35.3% in 2001) to the income tax expense (benefit) is as follows:

	Years ended December 31,
	1999	2000	2001
	(in thousands)
Income tax expense computed at the French statutory rate	€(6,332)	€(5,886)	2,474
Research tax credit	(736)	(1,541)	(2,535)
Impact of valuation allowance on deferred tax assets	5,375	4,912	(3,174)
Other individually immaterial permanent differences	34	35	33
Non-deductible deferred compensation amortization	648	645	839
Non-deductible beneficial conversion feature of convertible debt	432	—	—
Other	(157)	301	64

Total income tax expense (benefit)	€(736)	€(1,534)	€(2,299)

        Significant components of Wavecom's deferred tax assets and liabilities consist of the following:

	Years ended December 31,
	1999	2000	2001
	(in thousands)
Deferred tax assets:
Provisions and accruals not currently deductible	€324	€948	€3,695
Capitalized leases	21	26	6
Net operating loss carry forwards	8,266	12,549	6,648

	8,611	13,523	10,349
Valuation allowance	(8,611)	(13,523)	(10,349)

Net deferred tax asset (liability)	€—	€—	€—

        Valuation allowances against the net deferred tax assets were established in all years as Wavecom's management considers that there is not yet sufficient evidence available to determine that recovery of the asset is more likely than not. Because of the significant losses in 1999 and 2000, Wavecom increased the valuation allowance to €8,611,000 in 1999 and to €13,523,000 in 2000. This allowance decreased in 2001 due to the use of operating loss carryforwards to offset taxable income in France and in Hong Kong.

        As of December 31, 2001, Wavecom has French net operating loss carryforwards of approximately, €14,610,000 of which €12,209,000 have no expiration date. The remaining €2,401,000 in net operating loss carryforwards expires in 2005 if not utilized. Net operating loss carryforwards in the United States totaled approximately €2,067,000.

10.  Provision for loss on ICO related assets

        In the second half of 1999, Wavecom recorded a loss provision totaling €2,607,000 related to its contracts with ICO Global Communications (Operations) Ltd. (a Cayman Islands company) to develop technology for ICO's satellite-based mobile communications network. ICO Global Communications (Holdings) Ltd. announced on August 27, 1999 that it and certain of its subsidiaries, including ICO Global Communications (Operations) Ltd., had filed for reorganization under Chapter 11 of the United States Bankruptcy Code and for liquidation under the laws of the Cayman Islands and Bermuda. As a result of the liquidation and reorganization proceedings filed by ICO and its affiliates, Wavecom's management determined that the recoverability of assets related to the ICO development contracts (principally accounts receivable and uninvoiced work in process) was uncertain and recorded a provision for loss for the net book value of all assets related to ICO.

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

11.  Commitments and contingencies

Operating leases

        Wavecom leases its facilities under operating leases that expire through August 2008. Future minimum lease payments under operating leases, excluding common area maintenance charges and inflation escalation, due for the fiscal years ending December 31, are as follows (in thousands):

2002	€8,306
2003	7,724
2004	7,693
2005	6,941
2006	6,711
Thereafter	8,679

        Rental expense, excluding common area maintenance charges, for the years ended December 31, 1999, 2000 and 2001 was approximately €633,000, €1,086,000 and €3,913,000, respectively.

Retirement accrual

        Wavecom contributes to pensions for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom's obligation amounted to €86,000 as at December 31, 2001 and is calculated as the present value of estimated future benefits to be paid.

        There are no retirement plans in Hong Kong and the United States.

12.  Employees

        Information related to Wavecom's employees are as follows :

	1999	2000	2001
	(in thousands, except for employee data)
Salaries	€5,695	€9,677	€17,694
Benefits	€2,787	€4,619	€7,558
Employees at year end	132	175	421

13.  Compensation of executive officers and senior employees

        Wavecom paid €948,000, €1,658,000 and €1,664,000, in compensation to executive officers and senior employees for the year ended December 31, 1999, 2000 and 2001, respectively.

14.  Related parties transaction

        In December 2000, Wavecom S.A. entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, who is a major shareholder and member of the board of directors. The agreement calls for Mr. Fourrier to provide consulting services in the areas of corporate organization information systems and general management from time to time, up to a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2001, Delphis was paid €17,303 (€8,826 in 2000).

        In November 2001, Wavecom S.A. loaned $200,000 to a senior employee of the group. The loan bears a market rate of interest, is repayable in three years and is secured by a lien on the employee's residence. As of June 14, 2002, the outstanding principal balance of this loan was $200,000.

EXHIBIT INDEX

Number	Name	Page Number
1	Statuts (by-laws) of the Registrant dated February 18, 2002 (English Translation).*	1
2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued thereunder (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).	—
2.2	Form of American Depositary Receipt (filed as Exhibit 4.2 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).	—
4.1	GSM Essential Properties Cross License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).**	—
4.2	Agreement relating to the sale of GSM modules, dated July 7, 1999 between Amtal International Limited and Wavecom Asia Pacific Limited (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).**	—
4.3	Agreement relating to the development and manufacture of a GSM hand held portable, dated February 11, 2000 between NEC Corporation and Wavecom S.A (filed as Exhibit 10.2 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).**	—
4.4	Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).**	—
4.5	Agreement between Funkanlagen and Wavecom S.A. dated February 25, 2000 (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).**	—
4.6	GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001.*&
4.7	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31 2001.*&
8	List of subsidiaries of the Registrant	13
10	Consent of Ernst & Young Audit.	14

*
Filed herewith.

**
The registrant has received confidential treatment of portions of this agreement.

&
The registrant has requested confidential treatment of portions of this agreement.

QuickLinks

TABLE OF CONTENTS PART I
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosure About Market Risk
  Item 12. Description of Securities other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
WAVECOM S.A. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
WAVECOM S.A. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share data)
WAVECOM S.A. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
WAVECOM S.A CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT) (in thousands of euro, except share data)
WAVECOM S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, except share data)
WAVECOM S.A NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT INDEX