Form 20-F
period 2002-12-31
WAVECOM SA
filed 2003-05-21
CIK 1085763

Use these links to rapidly review the document
TABLE OF CONTENTS
WAVECOM S.A. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 000-30078

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

*
The Shares are not traded on the NASDAQ National Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Shares	15,107,890
American Depositary Shares	1,649,730

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

FORWARD LOOKING STATEMENTS

        This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of Wavecom's future operational or financial performance and are subject to risks and uncertainties. Actual operational and financial results may differ materially from Wavecom's expectations contained in the forward-looking statements as a result of various factors. Factors that may cause such differences include, but are not limited to, factors discussed in "Item 3—Key Information—Risk Factors" and "Item 5—Operating and Financial Review and Prospects."

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Selected Financial Data

        The following selected financial data for the five years ended December 31, 2002 are derived from the consolidated financial statements of Wavecom, which have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Audit, independent auditors. The data should be read in conjunction with "Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included in this annual report. We derived the amounts shown below from our consolidated financial statements, which for the year ended December 31, 1998 we have translated into euro using the exchange rate fixed for French francs and euro on January 1, 1999.

	Years ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except share and per share amounts)
Consolidated statements of operations data:
Revenues:
Product sales	€12,796	€34,563	€63,055	€317,571	€549,543
Technology development and other services	5,780	1,853	2,518	5,093	1,546
License fees and royalties	998	144	—	—	—

Total revenues	19,574	36,560	65,573	322,664	551,089
Cost of revenues:
Cost of goods sold	10,562	26,236	51,457	254,658	371,919
Cost of services	3,741	2,148	4,522	4,718	4,709

Total cost of revenues	14,303	28,384	55,979	259,376	376,628

Gross profit	5,271	8,176	9,594	63,288	174,461
Operating expenses:
Research and development	7,851	11,913	16,133	32,634	64,093
Sales and marketing	2,088	3,412	5,836	12,416	26,600
General and administrative	1,962	3,070	5,598	13,297	26,163
Amortization of goodwill	—	—	47	278	—
Deferred compensation amortization	126	1,608	1,758	1,711	1,587
Provision for loss—ICO Development contract	—	2,607	—	—	—

Total operating expenses	12,027	22,610	29,372	60,336	118,443

Operating income (loss)	(6,756)	(14,434)	(19,778)	2,952	56,018
Interest and other financial income (expense), net	(364)	(207)	3,734	3,969	(7,698)
Provision for loss on long-term investment	—	—	—	(716)	—
Beneficial conversion feature of convertible debt	—	(1,072)	—	—	—
Income (loss) before minority interests and income taxes	(7,120)	(15,713)	(16,044)	6,205	48,320

Minority interest	—	—	6	804	323

Income (loss) before income taxes	(7,120)	(15,713)	(16,038)	7,009	48,643
Income tax expense (benefit)	(813)	(736)	(1,534)	(2,299)	6,556

Net income (loss)	€(6,307)	€(14,977)	€(14,504)	€9,308	€42,087

Basic net income (loss) per share(1)	€(0.63)	€(1.26)	€(1.03)	€0.63	€2.82
Diluted net income (loss) per share	€(0.63)	€(1.26)	€(1.03)	€0.61	€2.74
Cash dividends declared per share(2)	€0.015	—	—	—	—
Number of shares used in computing basic net income (loss) per share	10,000,000	11,922,770	14,081,178	14,726,647	14,943,048
Number of shares used in computing diluted net income (loss) per share	10,000,000	11,922,770	14,081,178	15,359,226	15,348,985

	December 31,
	1998	1999	2000	2001	2002
Consolidated balance sheet data:
Total current assets	€11,322	€34,957	€138,323	€227,028	€270,308
Total assets	15,843	41,462	158,298	259,947	332,034
Total current liabilities	18,274	15,927	48,957	137,064	164,890
Total long-term liabilities	1,414	879	166	638	287
Total shareholders' equity (deficit)	(3,845)	24,656	108,010	121,884	166,819

(1)
Net income (loss) per share amounts are computed using the weighted average number of shares outstanding. It excludes options and warrants, and reflects only the actual ordinary shares outstanding.

(2)
We do not expect to pay any cash dividends on our shares in the foreseeable future.

Exchange Rate Data

        Since January 1, 1999 our functional currency has been euro, the currency of the European Monetary Union, of which the Republic of France is a member. The exchange rate for conversion of euros into U.S. dollars (using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) on May 14, 2003 was $1.1531 = €1.00. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the Nasdaq National Market.

        The following table shows the noon buying rates for the number of U.S. dollars per euro for the period since January 1, 1999. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Month	High	Low
2003 May (through May 14)	$1.1561	$1.1200
April	1.1180	1.0621
March	1.1062	1.0545
February	1.0875	1.0708
January	1.0861	1.0361
2002
December	1.0485	0.9927
November	1.0139	0.9895
October	0.9881	0.9708
Year ended December 31,	Average
2002	$1.0485
2001	0.8952
2000	0.9234
1999	1.0667

        Since the euro did not exist prior to January 1, 1999, we cannot present exchange rates between the euro and the U.S. dollar for 1998. Our functional currency during 1998 was the French franc. The average noon buying rate for the French franc per $1.00 was FF5.90 for 1998, computed using the noon buying rate on the last business day of each month during 1998.

Risk Factors

        In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may affect our results.

We rely heavily on a small number of major customers. The loss of one or more of these customers, or a reduction of purchases by one or more major customers, may adversely affect our sales, operating profit and cash flow

        Although the global handset market experienced a downturn in 2001 and 2002, we experienced substantial growth during those periods as the market for mobile telephones in East Asia, and particularly in China, expanded rapidly. Our customers in the East Asian market have been particularly successful in building market share in that expanding market. However, if the Chinese and other markets in which our customers sell their products should experience a downturn, or if our customers are unable to remain competitive in their local markets or are unable to increase their market share, or if we are unable to win new customers, our revenues may not continue to grow and may even decline.

        We believe that a small number of manufacturers will continue to dominate the worldwide market for mobile telephones. Our performance currently depends on a small number of customers who place significant orders with us. Because our relationships with these major customers are very important to us, we may find it necessary from time to time to accept cancellations or order delays from such customers on relatively short notice. In December 2002, we experienced for the first time such a cancellation of orders by TCL Communication (HK) Company Ltd., by far our largest single customer in 2002.

        In order to decrease our dependence on a few major Asian customers, we have expanded our worldwide sales and marketing organization and significantly expanded our operations in the non-Asian markets. However, the dynamics of the mobile telephone markets in Europe, North America and Asia are all very different, and we cannot assure you that the strategies that have enabled us to grow quickly in the Asian handset supply market will work in those other markets, or that we will have any success in serving those markets.

        The following table sets forth revenues from our largest customers for the past three years:

	2000		2001		2002
Percentage of total revenues represented by the five largest customers	45.8	%*	80.4	%**	83.9	%***
Percentage of total revenues represented by the ten largest customers	68.4%		88.1%		90.1%

*
In 2000, sales to Sewon Telecom represented 14.7% of total revenue.

**
In 2001, sales to Sewon Telecom represented 35.4% of total revenue; sales to Amtal International Ltd., agent for TCL Mobile Communication (HK) Company Ltd., represented 32.9% of total revenue.

***
In 2002, sales to TCL Mobile Communication, either directly or through Amtal International Ltd., represented 67% of total revenue.

The wireless communication market in which we operate is characterized by rapidly changing and increasingly complex technologies. If we are unable to keep pace with these new technology trends, our product offerings may not remain competitive and we may lose customers

        The wireless communication markets in which we sell our products are developing new types of products and new versions of existing products regularly. Manufacturers who purchase our WISMO modules and wireless modems for use in their mobile telephones and other applications compete with other manufacturers and, to be competitive, must offer products that satisfy consumer demand for smaller, less expensive products with more features. To meet our customers' needs, we must continuously update and enhance our products, shortening their life cycles so that they meet the latest standards and include up-to-date features.

        To develop these enhancements, new designs and technologies we must spend time and significant amounts on research and development. These investments are generally made before commercial viability for such enhanced products is ensured and we may not receive any significant revenues from these products if we misjudge the market or miss a product life-cycle window. We may lose market share if our competitors, most of which are larger and have greater resources than we do, are more successful or faster than we are in updating and improving products and technology.

        In addition, several of our products rely on unproven or evolving technologies that may cause defects or quality or performance problems, which may harm our reputation and increase our costs.

Lack of growth in the markets for new wireless applications could have a significant adverse impact on our ability to grow our business

        Our prospects depend upon continued development and growth of markets for wireless communications products. Although we anticipate that the market for mobile telephones will continue to grow in the future, we believe that a significant potential for growth in the demand for our products will be in new wireless applications. These notably include:

  •
  hand-held portable devices, such as personal digital assistants and computer notebooks;

  •
  automatic vehicle location systems, which provide vehicle tracking and navigation capabilities; and

  •
  devices that require the measurement and transmission of data, such as vending machines, utility meters and security systems.

        The markets for most of these types of products are still in their formative stages. We may not be successful if these and other potential markets for our products do not develop.

Declining sales prices of mobile telephones and other wireless products could affect our operating profit adversely

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

Our sales and operating profits could be adversely affected if the third parties on whom we rely for the supply, assembly and manufacture of our components and finished products are unable to meet our supply, quality or manufacturing requirements

        We rely primarily on third parties to supply components for our products and to assemble and to test our products. Suppliers such as Philips, Intel, ST Micro, Silicon Labs and RF Micro Devices currently manufacture key components of our products. We also currently use three subcontractors, Solectron (Romania), Elcoteq (China) and Thales Microelectronic (France), to assemble and test our products. Using third parties to manufacture key components of our products and to assemble and test our products reduces our control over product delivery schedules, quality assurance, manufacturing yields and costs. The third parties who manufacture, assemble and test our products also have other customers and may not have sufficient capacity to meet all of our manufacturing, assembly and testing needs during periods of excess demand. They may experience financial difficulties, or delays or disruption to their production, or may fail to meet our specified requirements, notably our quality standards.

        We believe that a number of our suppliers are sole sources for key components. These key components are complex and difficult to manufacture and require long lead times. We work with our suppliers on a twelve-month rolling forecast basis and we currently believe that we have secured adequate supply based on our production forecasts for the next twelve months. To reduce such uncertainty, we have developed a proprietary base band chipset and intend to continue developing other key components for our products, but we still run a risk in subcontracting the production of these chipsets. In the event of a reduction or interruption of supply, or a degradation in quality, a number of months could be required before we could begin receiving adequate supplies from alternative sources. Supply interruptions could delay product shipments, causing our revenues and operating results to decline.

We need to attract, retain and develop key personnel who are skilled in our business and technology to remain competitive and properly manage our growth

        It is important to our success that we retain our highly skilled product development, sales and marketing employees and continue to attract and motivate additional skilled employees. We rely to a large extent on independent contractors who work for consulting firms. In the future, it may become more difficult to recruit and retain the employees and independent contractors that we would need to continue to grow. Any failure to attract, hire or retain personnel could delay our research and development projects and consequently affect our ability to bring new products to market successfully or on a timely basis.

        Change in our market and growth in our business have placed and will continue to place a significant strain on our management systems and resources. We will need to continue to improve our operational and information systems and managerial controls and procedures and expand, train and manage our workforce. We will have to maintain close coordination among our technical, accounting, marketing, sales and research and development departments. If we fail to effectively face changes in our market and manage our growth to address the above concerns, it could affect our operating profit and ability to pursue business opportunities and expand our business.

Destabilizing events in Asia, particularly in China, could hurt our revenues

        In 2000, 2001 and 2002, sales to Asian customers represented 33.9%, 83.6% and 82.3%, respectively, of revenues reflecting shipments pursuant to large contracts with customers in China, Taiwan and Korea. We expect that, for the foreseeable future, a significant portion of our revenues will be generated from Asian customers, and in particular from customers based in China or serving the Chinese market. A new financial crisis in Asia, particularly in China, could substantially reduce our revenues from Asian customers or customers selling to end users in Asia. In addition, political upheaval in China or a change in the political climate, making China a less favorable environment for foreign businesses, could substantially reduce our revenues.

SARS Virus

        The recent outbreak of the SARS virus in parts of China has caused travel and business disruption throughout Asia since early 2003. In response to the outbreak, we have curtailed business travel between our European and Asian offices. Personnel shortages and logistics problems resulting from the outbreak have caused delays in deliveries of vital electronic components from Asia to many companies worldwide, impairing their ability to meet commitments to their own customers. While the SARS outbreak has not yet directly affected production of our products or delivery of components to our contract manufacturers' facilities, a protracted or more widespread epidemic of the SARS virus, or of another communicable disease, could affect the production or the distribution of our products, which could materially harm our business.

Adherence to technical requirements or legal regulations may increase the Company's cost base

        The implementation of new technical requirements or legal or environmental regulations, such as the European Union's recent directive mandating recycling of used electronic components, may adversely affect the timing and costs of introduction of our products. This could ultimately impair the success of our business even though these regulations may not directly apply to our company or industry.

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

We may not be able to sell our products under the Wavecom name in the United States

        We have not registered the Wavecom name in the United States. Several other companies, some of which are in businesses similar to our own, use the word Wavecom or a similar word as either a trade name or as a brand name for their products. This could cause confusion in the marketplace and harm our sales. If one of these other companies were to take effective legal action to prohibit us from continuing to use the name Wavecom in the United States, we could be forced to use a different name and, as a result, it would be more difficult for customers to identify us and our sales might suffer.

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

  •
  the loss of a major customer or a reduction in purchases by a major customer;

  •
  a reduction in the selling price of our products;

  •
  the impact of seasonal variations in demand linked to the timing of holiday buying seasons, such as the Chinese New Year; and

  •
  customer responses to announcements of new products and product enhancements by our competitors; and

  •
  foreign exchange rate fluctuations, primarily between the Euro and the US dollar.

        Due to these and other factors, our results of operations could fluctuate substantially in the future and quarterly comparisons may not be reliable indicators of future performance. Because many of our expenses for personnel, facilities and equipment are relatively fixed in nature, we may not be able to reduce expenses quickly to balance a decline in our revenues and could experience net losses during extended periods. These quarterly fluctuations may have a negative effect on the price of our shares and ADSs. It is possible that in some future quarter our results of operations will be below the expectations of public market analysts and investors, in which case the price of our shares and ADSs could fall.

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

Fluctuation in the rate of exchange between our reporting currency the euro and the US dollar can affect our net sales and costs

        We incurred foreign exchange losses in 2002 and we may incur such losses again in the future. Although the functional currency of Wavecom S.A. is the euro, a significant portion of our revenues is recorded in U.S. dollars. At the same time, most of our components are purchased in U.S. dollars and a significant portion of our operating expenses is in U.S. dollars. A strengthening of the euro against the U.S. dollar could reduce our reported revenues and negatively affect our reported operating and net results.

        Beginning in January 2003, we put in place a program to hedge our currency risk through the use of forward contracts and put and call options. The objective of this program is to minimize our risk, but will never be able to eliminate the risk.

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

Item 4. Information on the Company

Business Overview

        Wavecom develops, markets and sells technology solutions for a wide variety of wireless communication applications. The company's primary source of revenue is a line of digital wireless standard modules, known as WISMO modules, for use in mobile telephones and other wireless applications based on the Global System for Mobile Communications ("GSM") and Global Packet Radio Standard ("GPRS") services. Following our acquisition of Iconn Wireless, Incorporated, a San Diego-based Code Division Multiple Access ("CDMA") technology company, in December 2001, we have also begun to manufacture and sell CDMA modules. We are in the process of developing WISMO modules based on Wideband-Code Division Multiple Access (W-CDMA) (commonly known as "third generation" or "3G" technology) and EDGE, Enhanced Data GSM Environment, a faster version of GSM wireless service. We are now able to offer WISMO modules in GSM, GPRS, CDMA and, in the future, W-CDMA and EDGE versions which will allow us to address virtually all the world's principal wireless markets.

        WISMO modules are compact devices that include substantially all of the hardware, software and other technology needed to enable wireless communications. WISMO modules offer a quick and simple way to integrate digital wireless communications in mobile telephones, wireless modems and a wide range of other applications requiring wireless communications in our target markets: automotive, machine-to-machine and personal communication devices. Examples of these applications include automotive navigation and interactive information systems, personal digital assistants with wireless communication functions and devices enabling communication between vending machines or utility meters and central control centers. We believe that, in the future, wireless communication applications will allow all enterprises to effectively and efficiently monitor and manage most of their assets via links to the enterprise IT system. We provide our customers with the services and expertise required to integrate WISMO modules into their mobile telephones and other wireless applications. We also sell wireless stand-alone and integrated modems that incorporate WISMO modules.

        The principal advantages of our WISMO solutions for our customers are that:

  •
  The customer can acquire digital wireless technology without significant internal research and development investment. This reduces product development and field-test time, resulting in a reduced time to market.

  •
  The small size of the WISMO module, particularly the recently announced WISMO Pac line, provides our customers with significant flexibility in designing their wireless applications.

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

  •
  By integrating all of the key electronic components, including the sensitive radio frequency components, into our products, we can help our customers achieve higher yields in their production process since we have already addressed most technical quality issues during our own production.

  •
  A customer who has integrated a WISMO module into a product based on one technology (GSM/GPRS) can rapidly integrate a WISMO module based on another technology (CDMA) into the same product, providing rapid access to new markets.

  •
  Unlike some other suppliers of digital wireless technology, we are an independent supplier and do not compete with our customers who manufacture products for the end user market.

        Our products incorporate digital wireless technology that we have developed since 1993, when Wavecom was founded. Our product development calls for highly specialized technical know-how and experience in digital and radio frequency circuit design and microchip architecture, the design of real-time software and, most importantly, the optimal integration of these technologies. Between 1993 and 1996, we focused mainly on providing engineering services for our clients' customized digital wireless products. Building on engineering expertise developed during this period, we commercially introduced the first version of the WISMO module in January 1997. We were the first company to commercialize GSM technology in the form of a standard module and believe that our current WISMO Quik and WISMO Pac modules are among the smallest wireless standard modules available.

        In March 2000, we began mass production of two dual-band versions of our WISMO Quik 2300 series module. In the fourth quarter of 2001, we commenced mass production of our WISMO Pac 3100 series module in two dual-band versions. The WISMO Quik modules are designed with a connector for easy manual installation, while the WISMO Pac module is more compact and uses packaging technology that allows our customers to solder these modules onto the printed circuit board of the mobile telephone or other wireless application using automated "pick and place" assembly processes. The WISMO Quik and WISMO Pac modules are now designed to operate on both GSM and GPRS networks.

        We began production of a number of new WISMO modules during 2002. In the second quarter, we launched mass production of the thinner, lighter-weight WISMO Quik 2400 series module. A CDMA version of the WISMO Quik module will go into mass production in the second quarter of 2003. In the fourth quarter, we introduced a quad-band version of the WISMO Pac 5186 module that will operate on all four GSM/GPRS frequencies (900MHz and 1800MHz for the European and Asian markets and 1900MHz and 850MHz for the North and South American GSM and GPRS markets). The WISMO Pac 5186 module is expected to go into mass production by mid-2003.

        In order to address a larger market segment, we announced plans in early 2003 to launch an open version of the WISMO technology which we call the WISMO Flex. The new product line will combine Wavecom's proprietary baseband chipset design, radio frequency components co-developed with a third party and recommended memory alternatives, and will allow the customer to choose the amount and type of memory required for each specific telephone model or other application developed around the WISMO Flex technology. We will continue to offer complete solutions, but our customers will have greater flexibility in developing a wide variety of models ranging from high end feature phones to market entry starter phones. By allowing the customer to create more of the product specifications themselves, they will be able to determine the choice of some of the costliest hardware components such as flash memory and random access memory. We expect this new offer to be available in the fourth quarter of 2003, thus allowing us to compete more effectively with reference design providers, while still maintaining Wavecom's key competitive advantages of time to market, guaranteed production yields, and ease of implementation.

        In early 2003, we introduced the Wireless Open Workshop offering. Wireless Open Workshop allows our customers to design unique products by selecting among the various Wismo hardware platforms and Software Suites (hardware components plus associated software that allows the hardware to operate on the GSM, GPRS or CDMA standard), development tools and services offered by Wavecom. Wireless Open Workshop allows our customers to create a unique look and feel for each product by adapting the man-machine-interface (MMI) and appropriate hardware platforms to meet their specific needs, and to then bring the resultant product to market quickly. Wavecom calls this combination of hardware platform, software, development tools and services a "Development Lab." Currently, we have seven different Development Labs for specific types of end-products: three Development Labs for portable telephones and four Development Labs for mobile computing, automotive, and PDAs or machine-to-machine applications. As the demand for new applications grows, we intend to add new Development Labs to the Wireless Open Workshop.

Background of the wireless communications industry

        The wireless communications industry has grown rapidly over the past several years as wireless communications products and services have become widely available and increasingly affordable. Technological advances, changes in telecommunications regulations and the allocation and licensing of additional radio spectra have helped fuel this growth worldwide and have led to the development of competing wireless communications services. At the same time, consumer demand for increased mobility has led to the use of wireless technology both in products that were previously available only in "wired" versions and in completely new applications.

Transmission standards

        The wireless communications market is characterized by a proliferation of transmission standards in different parts of the world, including first generation analog standards, second generation digital standards, such as GSM, and so-called "2.5 generation" standards, as well as GPRS and CDMA 1xRTT. Digital wireless systems generally operate on the 850MHz, 900MHz, 1800MHz or 1900MHz frequency bands. GSM is currently the dominant standard in Europe for both voice and data transmission.

        The wireless communications industry is currently developing specifications for third generation ("3G") standards to accommodate increased capacity and to allow for faster data transmission. W-CDMA, the primary proposed 3G transmission standard, was introduced commercially in a limited geographic area in Japan in 2001. Its commercial introduction in Europe and in the rest of Asia has experienced delays, and networks operating on this standard are generally not expected to be commercially operational until sometime after 2004. The increased capabilities of W-CDMA are expected to attract subscribers from other wireless standards in use around the world. To enable the introduction of broadband wireless services, which enable faster data transmissions, prior to the widespread availability of W-CDMA, the wireless industry is deploying interim "2.5 generation" solutions based on existing second generation technology, including GPRS, CDMA and EDGE. EDGE enables data to be delivered at rates up to 384 Kbps on a broadband. These new standards are being designed to enable a more efficient use of a wireless communications network and provide faster transmission speeds. Telecommunications networks operating on the GSM/GPRS standards became widespread in Europe, parts of Asia (including China) and the US during 2002. The first networks utilizing the CDMA 1xRTT standard also became operational during 2002 in Asia and the United States. EDGE is expected to be introduced in U.S. by 2004.

        Gartner, a market research firm, projects that worldwide users of wireless communications services will increase from approximately 1.15 billion subscribers in 2002 to approximately 1.7 billion subscribers in 2006, with handset sales increasing from 420 million units in 2002 to approximately 530 million units in 2006. Gartner also projects that GSM/GPRS handset sales will increase from approximately 255 million in 2002 to approximately 330 million in 2006, which would represent 63% of the total estimated worldwide market for wireless handset sales. CDMA and CDMA 1xRTT subscriptions represented nearly 19% of new subscribers in 2002 and are expected by Gartner to represent more than 22% of new subscribers in 2006. Gartner expects the W-CDMA standard, which Wavecom intends to introduce in future products, to represent more than 13% of new subscribers in 2006.

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

        Currently, prior to being placed in service, each new wireless communications device must satisfy a series of technical tests meeting the requirements of the relevant regulatory authority (for example, the Federal Communications Commission in the United States). The process, commonly known as "full type approval," can take up to 6 weeks, depending on the experience of the applicant and the familiarity of the regulator with the particular product. In European Union countries, a recent directive is being implemented which provides that sales of wireless communication products into the European Union will no longer require full-type approval provided that the manufacturer makes a declaration of conformity with the requirements of the directive.

        In addition to testing to confirm compliance with regulatory requirements, prior to commercialization, each new wireless application must be field tested in its target markets to ensure that it operates properly with each wireless network for which it is intended to be used. These networks all vary due to different infrastructure design and the ongoing evolution of GSM/GPRS network software, which is managed independently by each network operator.

Our market

        The market for wireless communications terminals has generally been characterized by rapid growth, evolving industry transmission standards and the frequent introduction of new applications. Manufacturers of mobile telephones must continually re-design their products to meet consumer demands for an increased number of functions such as color screens, digital cameras, messaging capabilities and internet access, as well as a wider variety of styles, smaller and lighter equipment, longer battery life and greater reliability, all at reduced costs. With the slowing of demand in 2001 and 2002, mobile telephone manufacturers are under increased pressure to achieve profitability. Manufacturers of many other wireless communications products must offer compact, cost-effective products that provide a wide range of functionality and can be quickly brought to market. As segments of the wireless communications market evolve, the industry must offer a wider range of products to better meet the specific needs of individual consumers.

        These market demands have made it increasingly difficult for manufacturers to develop and supply all the technology they need for new wireless applications, to meet regulatory requirements and to complete field testing, all in a timely and cost-effective manner. Developing and producing the software, chip sets and other integrated components in a compact wireless communications product requires significant expertise. Some manufacturers of products for the wireless market choose not to develop this technology in-house, preferring to rely on a third party supplier. Other consumer products companies do not have the financial means or technical resources to develop their own wireless technology. As a result, many manufacturers rely increasingly on subcontractors to develop and supply critical digital wireless components.

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

        Wavecom's solutions are designed to enable product manufacturers to incorporate advanced digital wireless technology quickly and efficiently into their applications. We strive to maintain technological leadership and to be a leading independent vendor of wireless standard software features and functionalities, hardware platforms (including modules and modems), customization tools and services for our products' integration in consumer and business digital wireless applications.

        Key elements of our strategy include:

Expanding the use of Wavecom solutions in mobile telephones and new wireless applications

  •
  Mobile Telephones:  We believe that there is a significant opportunity for us to supply technology solutions both to new entrants in the mobile telephone market, as well as to established manufacturers who are increasingly looking to outsource wireless technology.

  •
  New wireless applications.  Wireless communications allow many types of equipment that are currently tied to wired telephone networks to be freed of fixed-location constraints and the need for costly infrastructure investment. Wireless communications can also be used to enhance such products as portable computers by enabling them to send and receive data without being attached to a landline. Our strategy is to expand the use of our products in a broad range of wireless applications.

        Adapting our technology for use with evolving digital transmission standards.    The current versions of Wavecom solutions are based on GSM/GPRS and CDMA 1X RTT technology. We intend to introduce products addressing new wireless communications standards as they become mainstream. We are also focusing our research and development efforts on products for the W-CDMA and EDGE standards.

        Working closely with customers in the early stage of product development.    Our success to date has been based on our technical expertise and collaboration with a number of strategic customers. We will continue to work with customers early in their product design stage in order to help them develop applications in a way that will easily support the integration of the wireless technology. We believe that early collaboration allows customers to lower their development costs and reduce the time required to introduce new products and enter new markets. It also enables Wavecom to better anticipate and meet its customers' future wireless technology requirements.

        Pursuing strategic acquisitions.    We intend to explore opportunities for acquisitions of businesses, products, services and technologies that are complementary to our existing business in order to expand our position in the wireless communications market. Although we have no present commitments or agreements regarding any acquisitions, we believe that there are acquisition candidates that could enhance our position in this market. A likely goal of any such acquisitions would be to acquire technology that would allow us to achieve our research and development objectives more quickly or efficiently.

        Expanding sales to additional geographic markets.    We are expanding our sales and marketing capabilities in order to address the worldwide market for our products. We increased our direct sales capabilities from 16 sales people at the end of 2001 to 29 people at the end of 2002. We increased our distributor network from 25 at the end of 2001 to 40 at the end of 2002. We opened offices in Tokyo (April 2000), Seoul (January 2001), Darmstadt, Germany (October 2001), Taipei (February 2002) and Beijing (October 2002). Most recently, we opened a subsidiary in the UK near London (March 2003). We intend to add direct sales staff in all three regions and to continue to expand indirect channels by adding more distributors.

Products and services offering

        We offer a diverse array of hardware and software products, services and technical support to our customers. Our principal products are WISMO modules, combining various hardware and software features. We provide services and technical support only as an adjunct to the sale of WISMO modules and the devices into which they are incorporated. We recently introduced a new product design platform that we call Wireless Open Workshop, which gives our customers greater flexibility in the design of their own products by allowing them to select from a range of our hardware, software and service offerings.

WISMO hardware platforms

        The WISMO Quik line of modules currently consists of the WISMO Quik 2400 series, which has been in production since June 2002. The Q2400 series is available in GSM/GPRS in two dual-band versions and that operate either on the 900MHz/1800MHz bands or the 850MHz/1900MHz bands (WISMO Quik 2406 for 900/1800 MHz, and WISMO Quik 2426 for 850/1900 MHz), each existing in GPRS class 2 and class 10, and measures 58x32x3.9 mm and weighs 11g. The WISMO Quik is also available for single and dual band CDMA 1X RTT.

        The WISMO Pac line currently comprises the WISMO Pac 3200 series (an update of the WISMO Pac 3100 series introduced in 2001) and WISMO Pac 5100 series. The P3200 series, like the Q2400 series, is available in GSM/GPRS in two dual-band versions that operate either on the 900MHz/1800MHz bands or the 900MHz/1900MHz bands and two GPRS classes (class 2 and class 10).The P3200 series has an area of less than 15cm2, a thickness of 5.1mm and a weight of 11g. We commenced mass production of WISMO Pac 3200 in the third quarter of 2002. The WISMO Pac 5100 series introduces a new form factor with what we believe is the smallest footprint available today on the market for cellular digital communication modules measuring just 25.4x32.4x4.75mm (roughly half the size of a WISMO Pac 3200) and weighing less than 5 grams. Its product features are very close to the WISMO Pac 3200 except for the baseband chipset that comes from proprietary Wavecom technology. We believe it is the first module commercially available covers the four commercial bands (850/900/1800/1900 MHz), thus offering worldwide coverage. The WISMO Pac 5100 series was launched in February 2003 and is expected to go into mass production by mid-year 2003.

Wireless modems

        In addition to the WISMO module product line, we offer a GSM-based external stand-alone wireless modem, the FASTRACK, designed for data, fax, short message service and voice applications. In response to customer demand for smaller modems which can be more easily integrated into a product, we introduced an integrated wireless modem, the INTEGRA, in the second quarter of 2000 that is intended to be soldered onto a printed circuit board. Our wireless modems have full type approval and therefore can be used off-the-shelf. This enables a customer to incorporate immediately wireless connectivity in its own application without any delays related to type approval. Typical uses for wireless modems include vehicle fleet management and remote measuring and reporting of information in such applications as utility meters, vending machines or security systems. Whereas WISMO modules are typically purchased by product manufacturers for integration into mobile telephones, personal digital assistants and other high volume products, wireless modems are more commonly purchased by customers seeking an off-the-shelf wireless solution for relatively small volume applications where size is not a critical factor. In 2002, our average sale price for wireless modems was €113 compared to €136 in 2001, although prices may vary significantly depending on volume. Sales of wireless modems represented 36.8% in 2000; 9.9% in 2001 and 6.6% in 2002.

Software

        We have developed a wide range of software features adapted to different types of wireless applications.

We currently offer the following software features for mobile phones:

  •
  Worldwide wireless coverage

  •
  State of the art interface

  •
  Advanced wireless internet connectivity

  •
  Optimal color gaming engine

  •
  Unified messaging

  •
  Latest multimedia technology (camera for picture snap shot, display)

  •
  Multimedia card storage: MMC, SD, Internal Flash

  •
  Support for up to 64 ring tones

        We currently offer the following software features for M2M, automotive, mobile PDA and mobile computing devices:

  •
  Worldwide wireless coverage (CDMA 1xRTT/AMPS, Dual/Quad Band (850/900/1800/1900) GSM/GPRS Cl 10, HR, FR, EFR, AMR)

  •
  Embedded IP connectivity for M2M protocols

  •
  Embedded protocols for Mobile Computing and Mobile PDA

  •
  Embedded protocols for automotive

        We also assist our customers by providing them with software development tools. Our MUSE Platform™, or Modular User Software Environment™, is an open software environment that allows our customers' software engineers to easily develop and embed wireless applications directly onto WISMO modules and modems. Our first product available based on the MUSE Platform, Open AT, is designed for vertical applications such as telemetric, automotive and multimedia systems. Relying on AT commands to drive the WISMO, Open AT lets developers take advantage of available processing capacity and intelligence of WISMO modules and modems. Open AT allows our customers to have more autonomy and flexibility when developing their wireless applications. We introduced our second MUSE platform offer, Open MMI, in the third quarter of 2002 that is designed for use in developing handsets.

Services and technical support

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

  •
  provision of production and diagnostics test tools; and

  •
  assistance in on-line production

        We believe that close contact with our customers improves their level of satisfaction and provides us with insights into their future product development plans. To expand our customer base, we offer WISMO modules as part of starter kits, enabling potential customers to perform initial feasibility studies.

Wireless Open Workshop:

        Wireless Open Workshop brings together all of Wavecom's existing technology, service and market expertise to provide a wide range of design options and to enable customers to quickly take their products from the drawing board to implementation. Wireless Open Workshop is a complete suite of hardware and software (including development tools and services) in an open and integrated environment.

        Wireless Open Workshop consists of a series of Development Labs tailored to the different needs of specific industry segments. Each Lab includes a range of software options, from wireless communications standards and protocols to a catalog of market-specific interfaces, protocols and support for operating systems and peripheral devices. Each Lab includes a choice of Wismo Platform hardware options (Wismo Quik, Wismo Pac and Wismo Flex), MUSE (Modular User Software Environment) Platform development tools (Open AT and Open MMI), and services adapted to different types of customers and applications.

Applications and customers

        We are an established third-party supplier of digital wireless modules for the mobile telephone market and for new and emerging wireless applications markets. We are targeting three wireless applications markets that we believe will generate the most significant demand for our products over the next three to five years. In the revenues figures shown below for each of our four applications markets, we have included our direct product sales by wireless application as a percentage of total product sales for 2001 and 2002. Most indirect sales to our distributors constitute sales of modems, which we believe are used mainly for machine-to-machine applications. In 2002, product sales to our distributors accounted for 11.3% of our total product sales (13.2% in 2001).

Personal Communication Devices (PCD)

        We market the WISMO module to mobile telephone and Personal Digital Assistant (PDA) manufacturers. The WISMO module allows these manufacturers to introduce a product to the market quickly, to minimize their internal research and development costs and to focus their efforts on product design, marketing and distribution. Our customers typically assemble their own mobile telephones and PDAs using a WISMO module. For certain customers we tailor the WISMO module to meet their needs. Companies that have integrated or are in the process of integrating our products or technology into their mobile telephones include Chinese manufacturers: TCL Mobile Communications Co. Ltd., and Guangzhou Southern High-tech Co., Ltd. ("Soutec") as well as South Korean manufacturers like Sewon Telecom Co., Ltd., Pantech, Everkom, ASE, Giga, Nixxo (via our U.S. subsidiary) and most recently Curitel.

        WISMO modules can enable personal digital assistants, smart phones, notebook computers and other portable devices to be connected to a wireless communications network. We believe that the introduction of the GPRS standard, with its increased speed and efficiency, will accelerate the demand for these applications, by allowing easier access to e-mail and the Internet. During 2002, we sold WISMO modules to Handspring Inc. for integration into its Treo line of wireless personal digital assistants.

        In 2002 revenues from direct product sales for PCD applications were 82.2% of total product sales (79.1% in 2001).

Automotive

        Automotive applications combine digital wireless technology with global positioning system technology that together provide interactive information regarding traffic, emergency assistance, routing, local businesses and places of interest. Automotive applications could also include an emergency assistance feature that would provide information, including vehicle location, in the case of accidents or theft. These applications also include the provision of a wireless telephone as a standard equipment option in an automobile. We are supplying WISMO modules to Autoliv, SiemensVDO and Magneti Marelli, three of Europe's largest automotive equipment suppliers.

        This category also includes applications for fleet management. Digital wireless technology in combination with global positioning system technology allows the location of trucks, taxis, and other vehicles to be monitored from a central location. We are supplying WISMO modules to Trimble for integration into a fleet management product.

        In 2002 direct product sales for automotive applications accounted for 3.0% of total product sales (2.3% in 2001).

Machine-to-Machine

        Telemetry, better known as "machine-to-machine communication", is the use of communications networks to obtain information from remote locations. The use of WISMO modules makes machine-to-machine communication possible where the installation of landlines is not practical. Applications include remote meter reading by utility companies, real-time updating of information on electronic billboards, credit card authorization for mobile payment terminals and remote messaging from vending machines to report inventory levels or maintenance requirements. Falcom GmbH, a German integrator of wireless products, has built WISMO modules into terminals for specialized applications in vending machines, hospitals, high technology companies, homes and other market sectors. Necta (formerly Zanussi) has incorporated WISMO modules into its vending machines. In addition, utilities in Australia and Finland use our modems for remote reporting of electric power consumption. In March 2003, we announced that Grundig would be incorporating WISMO modules in their products to be used for a wireless toll collection project in Germany.

        In February of 2003, Wavecom and IBM jointly announced a business partnership for the development of enterprise machine-to-machine applications. These applications will help to link (via wireless transmission of data using the WISMO module) remote assets into a user's central information management system, providing company management with a powerful information tool to maximize day-to-day operational efficiency.

        In 2002 direct product sales for machine-to-machine communication applications accounted for 3.5% of our total product sales (5.4% in 2001).

Sales, marketing and distribution

        We rely primarily on our direct sales force to sell our line of WISMO modules and to market related services. To sell wireless modems, we use both our direct sales force and value-added distributors. Because modems are sold as a finished product, they can normally be integrated into an end-user application without Wavecom's technical expertise (unlike WISMO modules). We currently work with distributors serving approximately 60 countries in Europe, the Asia-Pacific region and the Americas. Our sales, marketing and distribution efforts are organized into three geographical areas: Europe, Middle East and African (EMEA), Asia-Pacific and the Americas. We recently appointed a new group vice president to head up the EMEA region and have generally strengthened our sales efforts in that region. Our San Diego office is responsible for the Americas region, while our Hong Kong office is responsible for the Asia-Pacific region, including overseeing our offices and subsidiaries in Tokyo, Seoul, Taipei and Beijing. At December 31, 2002, we had 78 sales and marketing staff worldwide of which 76 are salaried full-time equivalent employees and 2 are independent contractors (47 full-time equivalents and independent contractors in 2001).

Manufacture and assembly

        We use a fabless business model in which we outsource the manufacture, assembly and most testing of our products. By using third-party manufacturers, we gain access to up-to-date facilities and processes without significant capital outlay and are able to focus our resources on research and development, product design, quality assurance, marketing and customer support. Through our third-party manufacturers, we order components for our products from microchip foundries, including Philips, Toshiba, Intel, ST MicroElectronics, Silicon Labs, Skyworks and RF Micro Devices. Non-standard components are based on our design. We intend to outsource production of our newly developed baseband. In January 2001, we added personnel to our purchasing staff and since then we negotiate directly with the component suppliers. We work with our manufacturers on a twelve-month rolling forecast basis with firm orders placed one to two months in advance. In addition, our sales contracts generally require our customers to place orders three to four months in advance and to provide us with a six- to twelve-month product purchasing forecast that we use as the basis for preparing our own forecasts and negotiations with suppliers to secure the supply of components for our products. Late in 2002, due to market conditions, this forecast period become shorter and by early 2003 many customers were placing orders only two months before delivery, giving us very little forward visibility.

        We use two high-volume third-party manufacturers to assemble the majority of our WISMO modules and to test our products: Solectron Corporation, which manufactures our products in Timisoara, Romania, and Elcoteq, which began manufacturing our products near Beijing, China, during the third quarter of 2002. A third contract manufacturer, Thales, near Rennes, France, is used as a platform for new product introductions, as well as providing additional production capacity when needed.

        These two high-volume contract manufacturers are certified to applicable ISO 9000 and 14,000 series specifications, which means that their operations have in each case been determined by independent examiners to comply with internationally developed quality control standards. Solectron, Elcoteq and Thales are important suppliers for us, and should any of them fail to meet our requirements, we may have difficulty meeting customer demand in the short-term. We have, however, identified other manufacturers that could replace them.

        In 1999, we entered into a contract for manufacturing and related services with Solectron-France S.A. Pursuant to this agreement, Solectron manufactures, assembles and tests our WISMO module lines. The term of the agreement was for one year and is automatically renewed for additional terms of one year each, unless written notice to the contrary is sent by one of the parties at least 90 days before the anniversary date of the agreement. The total term of the agreement was not to exceed three years. We renegotiated an extension of the contract with Solectron during 2002. Formal contracts were signed with Thales in early 2002 and with Elcoteq in July 2002.

        Our arrangements with Solectron, Elcoteq and Thales call for us to purchase the tested finished products. Component procurement is the responsibility of the third-party manufacturer. The third-party manufacturer issues purchase orders to the component suppliers based on the quantities of finished goods ordered by Wavecom. In general, components need to be ordered two to four months before they enter the production process. In the event that we initiate an engineering change that results in the obsolescence of components specific to our products, the third-party manufacturer may invoice Wavecom for the cost of these unusable components.

        Wavecom owns all testing equipment related to the manufacturing of its products and could transfer it to a different manufacturer if necessary. We conduct our own quality control at the premises of our third-party manufacturers. As of December 31, 2002 we had 112 full time equivalent employees and 45 independent contractors in production oversight, manufacturing, purchasing and quality assurance (108 full-time equivalents and independent contractors in 2001).

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

        We intend to continue internal product development to further reduce the size of the WISMO modules, to reduce their power consumption and to enhance their functionality. During 2002, we launched two new dual band GSM/GPRS modules and a CDMA version of the WISMOQuik module. Our current projects include the introduction of the first generation of the WISMO Flex product line, which targets customers who have considerable experience with large volume production. Customers will be able to create a wider variety of telephone handsets from entry-level price points to top-of-the line feature phones. This product offer is expected to be available during the fourth quarter of 2003.

        During 2002 we announced the introduction of the WISMO Pac 5186 module, which integrates our proprietary baseband chipset design. The WISMO Pac 5186 enhances the choice of WISMO hardware platform options within Wavecom's Wireless Open Workshop. The WISMO Pac 5186 platform supports high-resolution color displays, GPRS Class 10, MMS and a variety of multimedia peripherals. Interfaces and software plug-ins, including Java and Bluetooth, provide support for on-line gaming, multimedia messaging and Web downloads. The WISMO Pac 5186 platform can also be coupled with a co-processor for high-end phones offering additional features and peripherals. Measuring 25.4 × 32.4 × 4.75 mm, with a weight of 5.2 g, the WISMO Pac 5186 operates in the 850, 900, 1800 and 1900 MHz bands for global roaming. The WISMO Pac 5186 is expected to be in mass production and begin shipping to customers by the end of the second quarter 2003.

        We also intend to continue to maintain research and development efforts on the 3G W-CDMA and EDGE, standards. Our research and development efforts in this area will be timed to develop in-line with our expectations of when this standard will be commercially available. We currently do not expect this to happen before the end of 2004.

        Wavecom's research and development expenditures totalled approximately €16.1 million in 2000 (24.6% of revenues), €32.6 million in 2001 (10.1% of revenues) and €64.1 million (11.6% of revenues) in 2002. We intend to maintain a substantial research and development program and expect research and development expenses to increase in the future although not at the same pace as in the past. As of December 31, 2002, our research and development staff included approximately 535 people, of which 387 were salaried full time equivalents and 148 were independent contractors most of whom work in France. We use independent contractors to gain access to their specialized expertise and to give us greater flexibility in staffing particular projects.

Competition

        Competition in our markets is intense. While we believe we are one of the largest suppliers of complete modular solutions, we face competition from historical chipset firms and software providers, such as Texas Instruments, Infineon, Agere, Analog Devices partnering with TTP Com, and Skyworks and new entrants such as Ericsson Mobile Platform and Motorola, as well as from pure module manufacturers like Sagem and Siemens. We believe that our ability to compete successfully in the wireless communications market depends upon a number of factors within and outside our control, including price, quality, availability, product performance and features; the timing of new product introductions by us, our customers and competitors; and customer service and technical support.

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

        In order to produce and market our GSM/GPRS-based WISMO modules and wireless modems, we must assess whether licenses from third-party patent owners are required. Because of the intense competition in our industry, there may be a substantial number of patents to consider and it is difficult to identify all those which may have an impact on our products. We believe that most of the patents important to us are the GSM/GPRS patents covered by ETSI's policy. These include patents of Motorola, Siemens, Philips, Nokia, Ericsson, Mitsubishi, NEC, and Alcatel. At this time, we have licenses (or equivalent arrangements) to use the GSM/GPRS-essential patents of Motorola, Siemens, Philips and NEC and are currently negotiating licenses or other arrangements with other patent holders. As we identify other potentially essential patents, we may need to enter into additional license agreements. Should we fail to identify all patents needed to produce our products or to obtain the required license agreements, we could be found to have infringed the patent rights of third parties. In addition, as new digital transmission standards develop, we will have to acquire additional licenses for new essential patents.

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

        In November 2002, we entered into a patent non assertion agreement with NEC Corporation whereby NEC has agreed not to assert any NEC GSM/GPRS essential patent against Wavecom, its affiliates, manufacturing partners or customers, in consideration for our payment to NEC of a fixed fee covering past royalties due and a royalty percentage based on each GSM/GPRS product we sell in the future. In addition, under this agreement we agree not to assert any of our GSM/GPRS patents against NEC, its affiliates, manufacturing partners or customers, and to grant a nonexclusive, royalty-free and worldwide license to NEC and its affiliates under three WAVECOM patents issued in relation to a current and/or future telecommunication standard selected by NEC within two (2) years from the effective date of the agreement. The agreement remains in effect until the expiration of the last patent subject of the agreement.

        In May 2003, Wavecom entered into a license agreement with Thomson Licensing S.A., as exclusive agent for Alcatel, granted us a license to use GSM/GPRS essential patents that Alcatel owns or develops for the GSM/GPRS standard in exchange for our payment to Thomson of a fixed fee covering all past and future royalties due up until December 31, 2008.

        In order to produce and market CDMA-based WISMO modules and wireless modems, we entered into a cross license agreement with Qualcomm in May 2002. Under this agreement, Qualcomm has granted us a license to use CDMA essential patents that Qualcomm owns or is able to license for the CDMA standard in consideration for our payment to Qualcomm of an up-front fee and a royalty percentage based on each CDMA product we sell in the future. In addition, under this agreement, we have granted Qualcomm a royalty free license to use CDMA essential patents that we own or develop for the CDMA standard. We have been granted an option to include WCDMA and/or TD-SCDMA at Qualcomm's then-standard terms and conditions for a license to such standard.

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

        In October 1999, we established an employee patent incentive program designed to recognize employee-inventors and to encourage employee-inventors to sponsor patent applications. The patent incentive program provides employees who have developed an invention in the course of their employment with cash compensation if and when we file a patent application and a second cash payment upon the effective commercial use of the patent within five years after the filing of the patent.

        We currently own eight French patents and one US patent expiring at various dates beginning in 2015. We have filed twenty-four other patent applications currently undergoing evaluation in France and six patent applications undergoing evaluation in the United States, and have begun proceedings for the extension of some of our patents to other jurisdictions.

        We have registered trademarks or filed applications for such registration for "WAVECOM", "WISMO", "WISMO WITHIN", "MUSE Platform" and other trademarks in France. We have also registered these trademarks or filed applications for such registration in certain other jurisdictions. We do not have the trademark "Wavecom" registered in the United States, where there are several other companies using that name.

Backlog

        At December 31, 2002 our product backlog was approximately €95 million. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year, however, we do not require customers to place firm orders more than four months in advance. Product orders in our backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Our backlog may vary significantly from time to time depending upon the level of capacity of our suppliers and subcontractors available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

Capital expenditures

        Wavecom's capital expenditures relate primarily to the purchase of laboratory, testing and computer equipment, principally at our headquarters in France. Total expenditures on property and equipment were €8.4 million in 2000, €10.3 million in 2001 and €27.3 million in 2002. All capital expenditures during these three years were internally financed.

Corporate Information

        Wavecom S.A. is a société anonyme, or limited liability company, organized under the laws of France in 1993 with authorization to operate for a period of 99 years, which period may be extended by vote of the shareholders. Our registered offices are at 12 boulevard Garibaldi, 92442 Issy-Les-Moulineaux Cedex, France and our telephone number is +33 (0)1 46 29 08 00. Our principal offices in the United States are at 4810 Eastgate Mall, 2nd Floor, San Diego, CA 92121, and our telephone number at that address is +1 858 362 0101.

        Wavecom S.A. owns majority interests in six subsidiaries:

          Wavecom Asia Pacific Limited, Hong Kong, People's Republic of China (wholly owned)

          Wavecom Inc., San Diego, California, United States (wholly owned)

          Wavecom Korea Co., Ltd., Seoul, South Korea (wholly owned)

          Wavecom Deutschland GmbH, Darmstadt, Germany (wholly owned)

          Wavecom Northern Europe, Ltd, Guilford, United Kingdom (wholly owned)

          Arguin Inc., San Diego, California, United States (37.77% owned, 61.88% of voting rights controlled)

Property, Plant and Equipment

        Our headquarters are located in Issy-les-Moulineaux, a suburb of Paris, France, where we occupy approximately 15,000 square meters of leased facilities. We also have long-term leases covering a total of approximately 10,000 square meters in two other buildings in Issy-les-Moulineaux, where we had our headquarters until early 2003. We are actively looking for subtenants for these premises. The leases for the former premises will terminate at various times through May 2008. Remaining operating lease commitments for these vacated premises totaled approximately €16 million at December 31, 2002. We also currently lease office space in Rennes (France), San Diego (United States), Tokyo (Japan), Hong Kong (China), Seoul (Korea), Taipei (Taiwan), Darmstadt (Germany), Beijing (China) and Guilford (United Kingdom).

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

Background

        Wavecom develops, markets and sells technology solutions for a wide variety of wireless communication applications. The company's primary source of revenues is a line of wireless standard modules, known as WISMO modules for use in mobile telephones and other wireless applications based on GSM,GPRS and CDMA mobile communications standards. Our products incorporate digital wireless technology that we have developed since June 1993, when Wavecom was founded.

        We began commercial production and sales of the WISMO module in January 1997 and over the years we have introduced new generations of our WISMO modules, progressively reducing the size, weight and cost, while increasing functionality. Different geographic regions have different telecommunications standards and we have developed WISMO modules to meet those different standards. As telecommunications standards have changed, we have developed new WISMO modules that operate in accordance with those new standards. Where possible, we utilize the same technology for modules operating on different standards. For example, the GSM and GPRS versions of WISMO modules both use the same hardware, but require the download of different software onto the WISMO module. This allows us to manufacture the WISMO modules and determine just prior to shipment whether the product will be GSM or GPRS.

        By mid-2003, we expect to commence mass production of a quad-band version of the WISMO Pac module (WISMO Pac 5186), which will operate on the 850MHz, 900MHz, 1800MHz and 1900MHz bands. In addition to WISMO modules, we currently sell both an external, stand-alone wireless modem and an integrated wireless modem that is intended to be soldered onto a printed circuit board. Both wireless modems incorporate the WISMO module. We sell wireless modems, which have regulatory approval, as finished products. The external wireless modem was introduced in late 1997 and the integrated wireless modem was introduced in mid-2000.

        The WISMO module is designed to be used not only in mobile telephones and wireless modems, but also in other wireless applications. We believe that great growth potential for the WISMO module is in applications other than mobile phones, such as automatic vehicle location systems, handheld electronic devices, such as personal digital assistants, machine-to-machine applications where the measurement and transmission of data is necessary. None of these new markets is well established, however, and we cannot be certain that they will develop.

        In 2000, we believe that our average sales prices declined at a faster rate than the general industry as we moved from small volume, higher priced contracts in the first half of the year, to high volume, lower priced contracts beginning in the third quarter. In 2001, our average sales price declined 17.4% from the fourth quarter of 2000 to the fourth quarter of 2001. In 2002, average selling prices for WISMO modules continued to trend down, decreasing by 20.1% from fourth quarter 2001 to fourth quarter 2002. We believe that downward pressure on the prices of mobile telephones may continue in the future and that similar pressure will affect the newer types of wireless communications applications in which our products are used or may be used. We therefore expect a continuing decline in the sales prices of our products. In 2002, the average price of a WISMO module was €60 compared to €76 in 2001. The actual price we charge for WISMO modules varies considerably and depends on the application for which they are used, the amount of software customization required and the volume ordered. In 2002, our average sale price for wireless modems was €113 compared to €136 in 2001. As with WISMO modules, the prices may vary significantly depending on volume.

        We also provide services to customers to help them to integrate the WISMO module into their applications. However, we currently expect that service revenues will continue to decrease as a percentage of our revenues.

        In 2002, 2001 and 2000, our operating costs increased substantially, largely due to increased research and development spending, although selling, general and administrative expenses increased as well as we added headcount to meet the expanding volume of business. All research and development costs are expensed as incurred. Research and development spending increased from €16,133,000 in 2000, to €32,634,000 in 2001 and to €64,093,000 in 2002. Selling and marketing expenses increased as we reinforced our marketing team, added sales personnel and distributors and increased promotional spending in an effort to increase recognition of Wavecom by prospective customers. We also added management and administrative infrastructure costs to manage our growth as we increased the volume of activity and expanded internationally. We recorded operating income of €56.0 million in 2002, of €3.0 million in 2001 and an operating loss of €19.8 million in 2000, and we generated cash from operating activities of €41.9 million in 2002 and, €50.0 million in 2001 (while we used €8.6 million in 2000).

        Our customer base is predominantly international, with the majority of our revenues coming from Asia and from European customers outside of France, including Germany, Italy, Spain and the United Kingdom. Revenues from Asia represented 82% of our sales in 2002, 84% of our sales in 2001 and a third of our sales in 2000. In order to better serve the Asian markets, we established subsidiaries in Hong Kong, PRC and Seoul, Korea, a branch office in Tokyo, Japan and representative offices in Taipei, Taiwan and Beijing, PRC. We also have subsidiaries based in San Diego, California, Darmstadt, Germany and Guilford, UK (March 2003) We are considering opening representative offices in other locations in 2003.

Critical Accounting Judgments and Estimates

        In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified the most critical accounting principles upon which our financial status depends and that involve the most complex or subjective judgments and estimates. Our judgment used to determine the appropriate assumptions and to make estimates is based on our historical experience, terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources. We believe that our most critical accounting estimates are:

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

  •
  Provision for royalty payment for intellectual property rights:  Our products are designed to conform to wireless industry standards which are based on certain patented technologies that we use. We have concluded license agreements with four patent holders, under which we pay royalties. We are in the process of negotiating with other patent holders. We record a provision for royalty payments that we estimate will be due to these patent holders once we conclude license agreements with them. The provision is based on a percentage of consolidated product revenues and is recorded at the time revenue is recognized. Should the actual royalties to be paid under license agreements signed in the future differ from our estimates, the royalty provision would have to be revised.

        Both of these provisions have an impact on the determination of cost of goods sold. Both are recorded in "other accrued expenses" on the balance sheet and are described more fully in the footnotes to our annual consolidated financial statements.

  •
  Allowance for deferred tax assets:  We estimate our actual current tax exposure together with our temporary differences resulting from differing treatment of items, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include and expense the allowance within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Results of Operations

Fiscal year 2002 compared to fiscal year 2001

  Revenues

        Total revenues increased 70.8% to €551,089,000 in 2002 from €322,664,000 in 2001. The increase reflects a €231,972,000 increase in product sales offset by a €3,547,000 decrease in service revenues.

        Most of our revenues are from export sales. Customers in Asian countries accounted for 82.3% of our revenues in 2002 (compared to 83.6% in 2001). In 2002, 9.3% of our revenues were from customers in European countries excluding France, particularly Germany and Italy, compared to 11.7% in 2001. French customers made up 1.7% of total revenues in 2002 (compared to 1.9% in 2001), 4.6% came from customers in the Americas (compared to 1.1% in 2001) and 2.1% came from customers in the rest of the world (compared to 1.7% in 2001).

        Product sales.    Revenues from sales of our products totaled €549,543,000 in 2002 compared to €317,571,000 in 2001. Sales of WISMO modules accounted for 93% of total product sales in 2002, while 7% was from sales of wireless modems. The increase in product revenues in 2002 was due principally to increased sales of WISMO modules for personal communication device applications, but in absolute terms sales in all our target markets (automotive and machine-to-machine as well as personal communication devices) increased.

        Technology development and other services.    Revenues from services decreased from €5,093,000 in 2001 to €1,546,000 in 2002. This decrease reflects the Company's ongoing efforts to ease the process of integrating the WISMO module into customers' products and therefore reduce the amount of services needed from Wavecom. We recognize service revenues for development work once all work is completed. At December 31, 2002, we had €1.5 million in deferred service revenue on the balance sheet relating to development services in progress.

  Cost of revenues

        Cost of goods sold.    Cost of goods sold consists primarily of the cost of components and our manufacturers' charges. Our cost of goods sold increased from €254,658,000 in 2001 to €371,919,000 in

2002. Our gross profit on product sales in 2002 was €177,624,000 (32.3% gross profit on product revenues) compared to €62,913,000 (19.8% gross profit on product revenues) in 2001.

        In 2002, our product gross margin increased in each of the four quarters continuing the trend of sequential quarterly improvements realized throughout 2001. The improvements in gross margin resulted principally from these factors:

  •
  We integrated fewer components into our new products.

  •
  We improved oversight of our third-party manufacturers and of the manufacturing process during 2002. In early 2003 we reorganized the manufacturing, customer service and quality assurance teams combining them all under one senior operations manager. As a result of process improvements, we have continued to increase yields and, reduce production and test times, which in turn translated into lower costs and higher capacity on existing production lines.

  •
  During 2002, supplies of the electronic components that we use in our products remained strong and, consequently, market prices for these components declined over the course of the year. In addition to generally favorable market conditions, we benefited from the increased negotiating power accompanying the substantial growth in our production volumes (approximately 8,815,000 units sold in 2002 compared to 4,000,000 units sold in 2001). Lastly, during 2002 we reinforced our purchasing team and began negotiating more aggressively with both our third-party manufacturers and the component suppliers. We believe this had a significant favorable impact on our ability to reduce our cost of goods sold.

        Cost of services.    Our cost of providing services decreased slightly from €4,718,000 in 2001 to €4,709,000 in 2002. We realized a loss on services of €3,163,000 in 2002 compared to gross profit from services of €375,000 in 2001. The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

  Operating expenses

        Research and development.    We spent €64,093,000 (11.63% of revenues) on research and development in 2002 compared to €32,634,000 (10.1% of revenues) in 2001. This 96.4% increase in our research and development spending reflects, in particular, the development efforts related to new WISMO modules as we expanded our product line with new modules based on CDMA as well as GSM/GPRS. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS and W-CDMA. Research and development personnel increased from 373 at December 31, 2001 to 535 at December 31, 2002. Of the total personnel at December 31, 2002, 387 were salaried full time equivalent employees and 148 were independent contractors or temporary personnel.

        Sales and marketing.    Sales and marketing expenses in 2002 totalled €26,600,000 (4.8% of revenues) compared to €12,416,000 (3.8% of revenues) in 2001. This 114.2% increase of sales and marketing expenses in 2002 reflects an increase in headcount from 47 people in 2001 to 79 by the end of 2002, as well as increased promotional and advertising spending, particularly in the fourth quarter of 2002. As part of an effort to increase the visibility of Wavecom to prospective customers, we sponsored a golf tournament in China and ran print advertising in major publications in our main target markets for the first time We also increased the amount of sales commissions to sales personnel and to sales agents, reflecting the increased level of revenues.

        General and administrative.    General and administrative expenses increased 94% from €13,297,000 (4.1% of revenues) in 2001 to €26,163,000 (4.7% of revenues) in 2002. We increased the number of personnel in our general and administrative services (including finance, legal, corporate communications, human resources, and information systems departments from 89 at December 31, 2001 to 130 at December 31, 2002. Rent expense increased following the signing of a new office lease in Issy-les-Moulineaux in July 2002, with the objective of regrouping in 2003 personnel previously spread over three locations. Insurance and information technology expenses also increased significantly. These increases reflect the growth of our business and the development of our subsidiaries in Asia and in the United States. In addition, legal and patent attorney fees increased as we continued to negotiate licensing agreements with an increasing number of GSM, GPRS, CDMA and other patent and technology holders, as well as increasing the number of registrations of our own patents.

        Deferred compensation amortization.    We recorded deferred compensation expense of €7,366,000 in connection with the issuance of founders' warrants and stock options in September 1998 and February 1999. This deferred expense is amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Consequently, we had amortization expense of €1,587,000 in 2002 and €1,711,000 in 2001. Deferred compensation expense related to the September 1998 grants was completely amortized at the end of September 2002, and the deferred expense related to the February 1999 grants was completely amortized at the end of February 2003.

  Other income (expense)

        Interest income, net.    We recorded net interest income of €3,159,000 in 2002, compared to €3,827,000 in 2001. The decrease in net interest income results from the decline in interest rates over the course of the year, partially offset by higher average cash balances invested.

        Foreign exchange gain (loss).    We had a net foreign exchange loss of €10,857,000 in 2002 compared to a net gain of €142,000 in 2001, due primarily to changes in the value of the U.S. dollar (the primary currency other than the euro in which we invoice sales and make purchases) compared to the euro. Of the total 2002 loss, €8,415,000 was recognized during the second quarter of the year when the U.S. dollar declined significantly against the euro at the same time as we began generating significant amounts of U.S. dollar-denominated cash. Foreign exchange losses were incurred on cash balances and accounts receivable denominated in dollars, offset partly by gains on accounts payable in dollars.

        Income tax expense (benefit).    With the increased profitability of the group in 2002, we used all tax loss carryforwards remaining in France during 2002 and recorded a net tax expense of €6,556,000 for the year. The net expense reflects tax expense recognized in all jurisdictions, except the United States, net of French research tax credits totaling €449,000 in 2002. Our €2,299,000 net tax benefit in 2001 represents principally French research tax credits, offset slightly by tax expense in certain jurisdictions. Research tax credits are received in cash in the fourth year after the period in which they are recorded, if they are not used to offset income taxes payable in France prior to that time.

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

        In 2001, our product gross margin increased in each of the four quarters after declining substantially in the second half of 2000. The improvements in gross margin resulted principally from three factors:

  •
  Our new products are integrated with fewer components.

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

  •
  During 2001 industry demand for electronic components slowed, resulting in an over-supply compared to the industry-wide shortage which we faced in 2000. Consequently, market prices for components we require for our products declined over the course of the year. In addition to these more favorable market conditions, we also benefited from the increased negotiating power accompanying the substantial growth in our production volumes (approximately 4,000,000 units sold in 2001 compared to 580,000 units sold in 2000). Lastly, during 2001 we reinforced our purchasing team and began negotiating more aggressively with both our third- party manufacturers and the component suppliers. We believe this had a significant favorable impact on our ability to reduce our cost of goods sold.

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

  Operating expenses

        Research and development.    We spent €32,634,000 (10.1% of revenues) on research and development in 2001 compared to €16,133,000 (24.6% of revenues) in 2000. This 102% increase in our research and development spending reflects, in part, the development efforts related to new WISMO modules as we began to expand our product line, and to improved software interfaces and development tools. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS and W-CDMA.

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

Selected quarterly operating results

        The following table sets forth a summary of Wavecom's unaudited quarterly operating results for each of the eight fiscal quarters in the period ended December 31, 2002. We have derived this information from our unaudited interim consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Three months ended
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
	(unaudited) (in thousands, except share and per share amounts)
Revenues:
Product sales	€51,239	€72,421	€88,972	€104,939	€108,357	€135,752	€170,485	€134,949
Technology development and other services	2,785	1,350	582	376	262	264	534	485
Total revenues	54,024	73,771	89,554	105,315	108,619	136,016	171,019	135,434

Cost of revenues:
Cost of goods sold	43,469	59,987	70,094	81,108	79,457	96,112	115,918	80,431
Cost of services	849	959	1,231	1,679	1,130	712	1,431	1,436

Total cost of revenues	44,318	60,946	71,325	82,787	80,587	96,824	117,349	81,867

Gross profit	9,706	12,825	18,229	22,528	28,032	39,192	53,670	53,567
Operating expenses:
Research and development	6,167	7,122	9,162	10,183	12,672	14,925	14,870	21,626
Sales and marketing	2,696	2,470	3,320	3,929	3,906	5,166	5,144	12,384
General and administrative	2,653	3,414	3,767	3,464	4,735	5,984	6,632	8,811
Amortization of goodwill	66	74	69	69	—	—	—	—
Deferred compensation amortization	431	431	431	418	428	428	428	304

Total operating expenses	12,013	13,511	16,749	18,063	21,741	26,503	27,074	43,125

Operating income (loss)	(2,307)	(686)	1,480	4,465	6,291	12,689	26,596	10,442
Interest and other financial income (expense), net	244	923	2,194	607	814	(7,726)	1,768	(2,552)
Provision for loss on long-term investment	—	—	—	(716)	—	—	—	—

Income (loss) before minority interests and income taxes	(2,063)	237	3,674	4,356	7,105	4,963	28,364	7,890
Minority interests	118	132	324	230	7	46	242	28

Income (loss) before income taxes	(1,945)	369	3,998	4,586	7,112	5,009	28,606	7,918
Income tax expense (benefit)	(399)	(64)	(223)	(1,613)	(690)	(741)	11,310	3,323

Net income (loss)	€(1,546)	€433	€4,221	€6,199	€7,802	€5,750	€17,296	€11,241

Basic net income (loss) per share	€(0.11)	€0.03	€0.29	€0.42	€0.53	€0.39	€1.16	€0.75
Diluted net income (loss) per share	€(0.11)	€0.03	€0.27	€0.40	€0.51	€0.37	€1.11	€0.73
Shares used in computing basic net income (loss) per share	14,692,300	14,706,857	14,718,631	14,762,381	14,841,415	14,903,600	14,971,841	15,052,768
Shares used in computing diluted net income (loss) per share	14,692,300	15,372,319	15,384,206	15,399,691	15,444,491	15,493,759	15,530,516	15,413,783

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

Liquidity and capital resources

        At December 31, 2002, we had working capital of €105,418,000 and our debt and capital lease obligations (including the current portion) amounted to €501,000 compared to debt and capital lease obligations of €917,000 at the end of 2001. We had €134,528,000 in cash, cash equivalents and short-term investments at December 31, 2002.

        At December 31, 2002 we had a multi-currency overdraft facility with a French bank allowing for borrowings of up to €1,000,000. The overdraft facility bore interest based on a market rate (Fed Funds) plus a margin of 1.5% from January to September 2002 and 0.85% for the fourth quarter of 2002. No amounts had been drawn on this facility at December 31, 2002. The overdraft facility does not have a fixed term.

        At December 31, 2002, we had a €15,978,000 dedicated line of credit used for the issuance of bank guarantees to secure lease payments under office leases signed in December 2000 and July 2002. These lines were secured by pledged certificates of deposit in the amount of €13,671,000 at December 31, 2002 recorded as long-term assets, rather than as cash or short-term investments, because the guarantee has a term greater than one year.

        The average rate on our overdraft facilities corresponded to an effective rate of 4.29% at December 31, 2002 and an average rate of 4.45% for the year ended December 31, 2002. The dedicated lines of credit were remunerated by a fixed fee rather than by interest.

        At December 31, 2002, we had no material commitments for capital expenditures during 2003. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, on technological and market developments in the wireless communications industry and on other factors. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through 2003.

        The company's contractual obligations consist principally of obligations under capital leases, operating leases, and other short-term obligations.

	Payments due by period (amounts in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	€0.5	€0.2	€0.3
Operating leases	€76.1	€11.4	€20.8	€19.4	€24.5

Total contractual cash obligations	€76.6	€11.6	€21.1	€19.4	€24.5

        Our contractual obligations under operating leasing as of December 31, 2002 include approximately €16 million related to two leases, expiring in March 2005 and May 2008, for office space which we intend to vacate by mid-2003 following the consolidation of all personnel in Issy-les-Moulineaux in one building We are actively looking sub-lessors for this office space.

        At December 31, 2002, we had purchase commitments with our third-party manufacturers for future deliveries of products principally during the first quarter of 2003. These purchase commitments totaled approximately €45.4 million.

Interest rate risk

        At December 31, 2002, €92,826,,000 in cash equivalents were invested in short-term money-market accounts bearing variable rates of interest. We had no variable rate debt at December 31, 2002.

Impact of currency fluctuations

        We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2002, we recorded 86% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars, which are closely tied to the U.S. dollar. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 77% of our cost of revenues and operating expenses in 2002. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange loss of €10,857,000 in 2002 and net foreign exchange gains of €142,000 in 2001 and €989,000 in 2000.

        We have not previously engaged in significant or speculative currency hedging transactions. From time to time, we have entered into short-term currency swap agreements in order to hedge specific transactions. In January 2003, we began to use a combination of options and forward exchange contracts in order to minimize the risk to our net dollar position over the coming months. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions, with the fair market value of the instruments being recorded on our balance sheet and marked to market at the end of each accounting period.

Item 6. Directors, Senior Management and Employees

Board of directors and executive officers

        Our business is managed by our board of directors (Conseil d'Administration) and by our Chief Executive Officer (Directeur Général). French law governing a société anonyme and our by-laws provide that the general management of the company is performed either by the chairman of the board of directors or by another individual, elected by the board of directors and bearing the title of chief executive officer. At its meeting held on October 21, 2002, the board of directors opted for a dual management structure and appointed Mr. Michel Alard as Chairman of the board of directors and Mr. Aram Hékimian, who previously held the position of Deputy Chief Executive Officer and who is also a member of the board of directors, as our Chief Executive Officer.

        Mr. Hékimian is vested with extensive powers to act under most circumstances on behalf of the company, within the limits set out by the corporate by-laws, and has capacity to act on the company's behalf. As the chief executive officer, subject to the prior authorization of the board of directors for certain decisions, he therefore has full authority to manage Wavecom's affairs. The chief executive officer may be removed by the board of directors at any time. However, in case of removal without cause, he may be entitled to damages.

        The chairman of the board of directors represents the board and organizes its work. In addition, the chairman is responsible for the proper functioning of the company's managing bodies and, in particular, has to verify the ability of the board members to perform their mission.

        Under our by-laws, each director is elected by the shareholders at an ordinary general meeting for a maximum three-year term. Each director must own at least one Wavecom share. Under French law, a director may be an individual or a corporation. Our board currently has five directors. Directors may resign at any time and their functions as members of the board of directors may be terminated at any time by the shareholders at a general meeting. Directors must resign at the age of 65. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, members of the board of directors are not entitled to damages, except in certain circumstances.

        Under French law, our board of directors defines the orientations of the company's activity and supervises their implementation. Within the limits set out by the corporate by-laws, and the powers expressly granted by law to the general shareholders meetings, the board of directors may deliberate upon the business of the company and take any decision in this regard. In addition, the board of directors is responsible, among other things, for presenting financial statements to our shareholders and convening shareholders' meetings.

        Directors are required to comply with applicable law and with our by-laws. Our directors may be jointly and severally responsible for actions that they take contrary to Wavecom's interests.

        Under French commercial law and our by-laws, any transaction we enter into (either directly or indirectly or through an intermediary) in which a member of our board of directors, or our chief executive officer, or one of our shareholders holding more than 5% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm's-length is subject to the prior consent of our board of directors. The same applies for transactions between the company and another company, whenever one of our directors or our chief executive officer is the owner, a partner with unlimited liability, a manager, director, chief executive officer, member of the directorate (directoire) or supervisory board (conseil de surveillance) of such company. Such transactions have to be reported to the chairman by the concerned person. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the board of directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the board of directors. Any such transaction concluded without the prior consent of our board of directors can be nullified if it causes prejudice to us. The interested director, or chief executive officer, can be held liable on this basis. Our statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next meeting. In the event the transaction is not ratified by our shareholders at a shareholders' meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or chief executive officer, as the case may be, and, in some circumstances, the other members of the board of directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its board of directors who is a natural person and/or its managing directors, chief executive officer or deputy chief executive if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as board member.

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

Name	Age	Current position	Initially appointed	Term expires
Michel Alard	48	Chairman of the Board of Directors	1993	2004
Aram Hékimian	47	Director, Chief Executive Officer	1993	2004
Delphis S.A. represented by Marc Fourrier	49	Director	1997	2003
Bernard Gilly	46	Director	1999	2005
Stephen Imbler	51	Director	2000	2005

Six board meetings were held in 2002.

        The day-to-day operations of Wavecom are managed by our team of executive officers, managed by our Chief Executive Officer The following table sets forth the name and current position of each of our executive officers as of the date of this report:

Name	Age	Current position	Current position since	Joined Wavecom
Michel Alard	48	Chairman of the Board of Directors	1993	1993
Aram Hékimian	47	Chief Executive Officer	1993	1993
Marc Cases	40	Group VP Operations	2000	2000
Deborah Choate	39	Group VP Finance and Administration, Chief Financial Officer	1998	1998
Didier Dutronc	43	Group VP Asia Pacific, Managing Director Wavecom Asia Pacific Ltd	2003	2003
Hervé Gagnard	38	Group VP Corporate Development, Marketing and Communications	2000	1997
Philippe Guillemette	37	Group VP Chief Technology Officer	2003	2000
Etienne Menut	52	Group VP Human Resources	2003	2002
Vincent Mouret	44	Group VP Research & Development	2003	2002
Hany Neoman	41	Group VP The Americas, President Wavecom Inc.	2000	2000
Pierre Piver	43	Group VP Europe, Middle East and Africa	2003	2003

        There are no family relationships between any of the directors or executive officers or of Wavecom.

Directors

        Michel Alard has served as Chairman of the Board since he co-founded Wavecom in 1993. From 1988 to 1993, Mr. Alard was GSM project manager for Matra Communications, a telecommunications equipment company. Before joining Matra, Mr. Alard was joint head of research and development for CCETT, a joint telecommunication research center of France Telecom and TéléDiffusion de France (TDF). From 1979 to 1982, Mr. Alard was a research engineer at SFP (Société Française de

Production) and TDF, and was involved in television broadcasting. Mr. Alard has engineering degrees from the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. Mr. Alard also serves on the board of directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext Nouveau Marché. Other Wavecom group directorships: Wavecom Inc. (US); Wavecom Asia Pacific Ltd. (Hong Kong); Arguin Communications Inc. (US); and Wavecom Korea Co. Ltd. (Korea).

        Aram Hékimian, a co-founder of Wavecom, has served as a director since 1993 and is currently the Chief Executive Officer (Directeur Général). He was head of the software department for Matra Communications from 1984 until 1993. Prior to joining Matra, he was a software engineer at Marben, a software engineering company, and CS Telecom, a company active in the field of telecommunications and railway signaling systems. Mr. Hékimian has a masters degree in science and technology from the University of Paris XII. Other Wavecom group directorships: Wavecom Inc. (US); Wavecom Asia Pacific Ltd. (Hong Kong); Arguin Communications Inc. (US); Wavecom Korea Co. Ltd (Korea); Wavecom Northern Europe Ltd (UK); and Wavecom Deutschland GmbH (Germany).

        Marc Fourrier served as a director of Wavecom individually from 1993 to 1997 and since 1997, on behalf of Delphis, a company that specializes in the creation and development of high technology companies. Since 1988, Mr. Fourrier has served as President and Chief Executive Officer of Delphis. Mr. Fourrier received engineering degrees from the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées, and an M.S. from the Massachusetts Institute of Technology. Mr. Fourrier also serves on the board of directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext Nouveau Marché. Other outside directorships include: High Deal, a privately-held French company, and, as representative of Delphis, Dexem, a privately-held French company; and Kiala, a privately-held Belgian company.

        Bernard Gilly has served as a director of Wavecom since April 1999. He is a partner in the Life Sciences team of Sofinnova Partners, a European venture capital fund, having joined them in December 2000. From 1992 to 2000, he served as Chief Executive Officer of Transgene, a French biotechnology company listed on Nasdaq and the Euronext Nouveau Marché. From 1994 to June 1997, Dr. Gilly also served as Research Director of bioMérieux. Prior to that, he served in various capacities at Pasteur Mérieux, including that of Vice President, Research and Development, from 1990 to 1994. He received his doctoral degree in bioeconomics from the University of Rennes, and holds an AMP from INSEAD. Other outside directorships include: High Deal, a privately-held French company; Noxxon Pharma, a privately-held German company; Web'Surg a privately-held French company; Carex, a privately-held French company; Faust Pharmaceuticals, a privately-held French company; INSERM, a French public institute; CNRS, a French public institute; and ENS Lyon, a French school.

        Stephen Imbler has served as a director of Wavecom since March 2000. He served as President and Chief Financial Officer of Liquid Audio Solutions until March 2003. He served as President and Chief Operating Officer of Hyperion Solutions through the end of 2001, and as Advisor to the company through August, 2002. Prior to the 1998 merger between Arbor Software and Hyperion Software that created Hyperion Solutions, Mr. Imbler held the position of Senior Vice President and Chief Financial Officer at Arbor Software for three years. Prior to joining Arbor Software in 1995, Mr. Imbler served as Senior Vice President of Finance and Operations and Chief Financial Officer for Gupta Corporation, a software company. Mr. Imbler previously served as Vice President and Chief Financial Officer of Quick Response Services, Inc.; Vice President, U.S. Finance and Operations, and Vice President, Finance (Oracle Corporate) at Oracle Corporation; and Senior Tax Manager at Peat Marwick, San Francisco. Mr. Imbler received a master's degree in public accounting from the University of Texas and a bachelor's degree in piano performance from Wichita State University. Other outside directorships include: Liquid Audio Inc, a US company listed on NASDAQ.

Executives officers

        Marc Cases has served as Wavecom's Group VP of Operations since January 2003 and previously as Group VP of Manufacturing since December 2000. He is a member of the Executive Committee of Wavecom group. Prior to joining Wavecom, Mr. Cases was Manager of Corporate Sourcing at the research and development headquarters in Italy of Magneti Marelli, a Fiat subsidiary, from 1995 to 2000. From 1992 to 1995, he was an electronic components purchasing manager for Magneti Marelli. His experience prior to Magneti Marelli included various positions at Sextant Avionique in France. Mr. Cases has an engineering degree from the Conservatoire National des Arts et Métiers and a business degree from the Institut Administration des Entreprises.

        Deborah Choate has served as Wavecom's Group VP Finance and Administration and Chief Financial Officer since August 1998. She is a member of the Executive Committee of the Wavecom group. Prior to joining Wavecom, Ms. Choate was a partner of Ernst & Young Audit in Paris. From 1984 until she joined the Paris office in 1991, Ms. Choate worked in Ernst & Young's San Francisco office and its national headquarters in Cleveland, Ohio. Ms. Choate has a B.S. in business administration from the University of California at Berkeley. Wavecom group directorships: Arguin Communications Inc. (US); Wavecom Korea Co. Ltd (Korea); and Wavecom Northern Europe Ltd (UK).

        Didier Dutronc, Group VP for the Asia-Pacific region and Managing Director of Wavecom Asia Pacific Ltd, joined Wavecom in March 2003. He is a member of the Executive Committee of the Wavecom group. Prior to joining Wavecom, he served as Worldwide VP Sales and Marketing for Alcatel Optronics and served as President and CEO of Alcatel Optronics, Inc., in Dallas, Texas (from August 1997 to June 2000 as VP sales and Marketing and from June 2000 to February 2003 as President and CEO). Prior to Alcatel he also worked for Analog Devices from August 1984 to August 1987 and Texas Instruments from September 1987 to August 1997. Mr. Dutronc holds a degree in electrical engineering from ESME in Paris and received an MBA from IAE in Paris. Wavecom group directorships: Wavecom Asia Pacific Ltd. (Hong Kong) and Wavecom Korea Co. Ltd (Korea).

        Hervé Gagnard, Wavecom's Group VP Corporate Development, Marketing and Communications, joined Wavecom in January 1997. From January 1997 until December 1999 he served as Director of Marketing and was named Director of Corporate Development and Communications on January 1, 2000. He is a member of the Executive Committee of the Wavecom group. From 1994 until the end of 1996, Mr. Gagnard was the head of product marketing at TDR, a French paging services company. From 1991 to 1993, Mr. Gagnard was business development manager at Motorola Codex, the French telecommunications subsidiary of Motorola. From 1987 until he joined Motorola Codex, Mr. Gagnard worked in commercial engineering and marketing positions at Fininfo and Line Data, French information technology companies. Mr. Gagnard has an engineering degree from the Ecole Nationale Supérieure des Arts et Metiers.

        Philippe Guillemette has been Group VP Technology since January 2003. From December 2000 to December 2002, Mr. Guillemette was Group VP of Research and Development. Mr. Guillemette was Assistant Director of Research and Development during 2000, and from June 1995 until December 1999 he was Director of Software Development. He is a member of the Executive Committee of the Wavecom group. Prior to joining Wavecom in 1993, Mr. Guillemette was a software engineer at Nortel Networks. He has an engineering degree from the Ecole d'Ingenieurs en Electronique et Electrotechnique.

        Etienne Menut, Group VP for Human Resources joined Wavecom in July 2002 as a consultant and was appointed to his current position in January 2003. He is a member of the Executive Committee of Wavecom group. Prior to joining Wavecom, he was Human Resources Director of Microsoft France from1992-1999. Mr. Menut also has worked with companies such as Cogema and Matra from 1977-1990. Mr. Menut holds a master's degree in Business Law from the University of Angers (France).

        Vincent Mouret was appointed Group VP Research and Development in January 2003. From July 2002 to December 2002, he served as Group VP Marketing. He is a member of the Wavecom Executive Committee. Prior to joining Wavecom, Mr. Mouret was Vice President and Managing Director of Alcatel Microelectronics Wireless Business Division from 1999 to June 2002. Mr Mouret started his career at Matra Communication in 1980 as a component engineer. He then joined Texas Instruments in 1984 where he held various marketing and international sales management positions. In 1993 he worked for Motorola as technical and marketing director, before joining Alcatel in 1999. Mr. Mouret holds a degree in Physics from Paris University.

        Hany Neoman has been Wavecom's Group VP of the Americas region and the president of our U.S. subsidiary, Wavecom, Inc., since October 2000. He is a member of the Executive Committee of the Wavecom group. From 1997 until joining Wavecom, he was first a General Manager of the Southern European division, and then Marketing Vice President, of Sterling Commerce. From 1994 to 1997, Mr. Neoman was president and chief executive officer of NeoSystems Inc., a start-up based in London and New York that specialized in modular digital applications, which he founded. From 1990 to 1992 he was Head of Sales for Western Europe for Intel's Business Communications Division. Mr. Neoman has a degree in Design Engineering from the University of Turin, Italy, and an MBA from Strathclyde University in Glasgow, UK. Wavecom group directorships: Wavecom Inc. (US).

        Pierre Piver has served as Wavecom Group's Vice President Europe, Middle East and Africa Region since January 2003. He serves on the Executive Committee of Wavecom group. Before joining Wavecom, Mr. Piver was the Managing Director of Infineon Technologies France which he joined in September 1996 when it was the Semiconductor division of Siemens in France. Previously, Mr. Piver had occupied various positions in Sales and in Product Marketing from 1985 to 1989 at RTC Compelec (Philips) in Caen (France) and, from 1989 to 1996, at Texas Instruments in Vélizy (France) and Freising (Germany). Mr. Piver holds a degree in Electronic Engineering from ESME (Ecole Spéciale de Mécanique et d'Electricité—Paris) and a Master in Business Administration from EM Lyon. Wavecom group directorships: Wavecom Northern Europe Ltd, (UK).

        Since the beginning of 2002, two executive officers left Wavecom: Patrick Guérillot, former Group VP and Chief Technology Officer (December 2002) and Jean-Charles Andreani, former Group VP Asia Pacific (January 2003).

Committees of the Board of Directors

        The board of directors has established the following committees with a view to assisting the directors in their duties and ensuring that the company acts at all times in accordance with the highest standards of conduct and transparency:

Audit Committee

        The Audit Committee provides assistance to the board of directors in fulfilling its oversight responsibility to the Wavecom shareholders, potential shareholders, the investment community, and others relating to: the integrity of Wavecom's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the selection and evaluation of the performance of the independent auditors; the independent auditors' qualifications and independence; and the Company's compliance with ethics policies and legal and regulatory requirements.

        The Audit Committee is directly responsible for the appointment (subject to shareholder ratification) and termination (subject to the limitations of French law regarding the six-year mandates of statutory auditors), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting. The Committee must pre-approve all audit and permitted non-audit services provided by the independent auditors. The Committee is also responsible for reviewing the audit firms' internal quality control procedures and for assuring, in consultation with management and the Company's independent auditors, the adequacy and effectiveness of the Company's accounting and financial controls, including Wavecom's policies and procedures to assess, monitor and manage business risk, and legal and ethical compliance programs.

        The Audit Committee must comprise at least three members, all of whom must be independent members of the Company's board of directors. The members are appointed by (and may be removed, with or without cause, by), the board of directors. The current members of the Audit Committee are Delphis SA (represented by Marc Fourrier), Bernard Gilly and Stephen Imbler (Chairman).

Fees to auditors

        The following table presents the fees paid to auditors for the year ended 2002 (in thousands of euros):

	Ernst & Young		Rouer, Bernard, Bretout (French statutory auditor)
	Amount	%	Amount	%
Audit fees	€418	93	€142	100
Tax fees	19	4	—	—
Legal fees	11	3	—	—

Total	€448	100	€142	100

Nomination and Compensation Committee

        The Nomination and Compensation Committee proposes the appointment of independent directors, determines the compensation of the chairman of the board and the chief executive officer, and advises on managers' and senior officers' compensation. The Committee is also responsible for proposing the level of directors' fees. The current members of the Nomination and Compensation Committee are Bernard Gilly (Chairman) and Stephen Imbler.

Strategic Studies Committee

        The Strategic Studies Committee, which includes all members of the board as well as external experts, has the task of sharing information and strategic points of view on Wavecom's business and activities. Mr. Hékimian is the Chairman of the committee.

Compliance Committee

        The Compliance Committee assists the chairman of the board and the chief executive officer in ensuring that the Company complies at all time with all applicable laws and with all provisions of its internal Code of Ethics and Business Conduct. The members of the Compliance Committee, who are appointed by the board of directors, comprise the following members of management: Deborah Choate, Hervé Gagnard, Claire Olivier (Quality Assurance), Lionel Bochurberg (Company Secretary), Alain Chiliot (Risk Management and Internal Audit Director) and Etienne Menut. Hervé Gagnard is the Chairman of the Compliance Committee.

Corporate Governance Activities

        The board of directors has adopted the following internal rules and code of business ethics, which formalize and codify the Company's existing policies and guidelines.

Board of directors internal rules / Corporate governance code

        The internal rules of the board of directors, also called Corporate Governance Code (the "Code"), sets out the mission and objectives of the board of directors as well as its functioning rules. The Code also incorporates guidelines relating to the duties of directors with respect to the shares they own in the company. The Code requires that at least a majority of the members of the board of directors be independent, and sets out the rules for determining independence. Among the criteria for independence, a director would not be considered independent if: he or she is, or has been during the past five years, a salaried employee or a corporate officer (mandataire social) of the company or of a company's subsidiary; he or she is related to any corporate officer (mandataire social) of the company; he or she is a client, supplier, or a bank playing a significant role for the company; he or she is a statutory auditor or non-statutory auditor of the company; or he or she holds 10% or more of the company share capital.

Code of Ethics and Business Conduct

        The Wavecom group Code of Ethics and Business Conduct (the "Code of Conduct") applies to all company directors, officers and employees, regardless of job function. The aim of the Code of Conduct is to enable the company employees and officers to decide how to proceed when faced with concrete—sometimes complex—situations by reference to clear and precise principles. It applies to conduct both within the group and with clients, suppliers and intermediaries. The Code of Conduct also incorporates an internal "whistle-blowing" procedure and defines the Compliance Committee's role and powers.

Code of Ethics for Senior Financial Management

        The Wavecom Group Code of Ethics for Senior Financial Management (the "Code of Ethics") sets forth the basic principles by which Wavecom financial management must fulfill its responsibilities for accurate, complete and timely financial reporting while at the same time safeguarding Wavecom's assets. The Code of Ethics applies to all members of "senior financial management," defined as all those with responsibility for financial statement presentation, or for decisions on key accounting policies or judgments, as well as those managers with overall responsibility for a legal or reporting entity. Senior financial management also includes those with responsibility for communicating financial information to the investment community. The Code of Ethics incorporates compliance monitoring procedures and provides for the application of sanctions in the event of any violation of its provisions.

Compensation of Directors and Officers

        We paid a total of €2,277,000 in compensation to our directors and executive officers (10 persons) during the year ended December 31, 2002. Non-salaried board members earn fees based on their attendance at board meetings; €21,000 in such board fees was earned by non-salaried board members during 2002. Under French law, the aggregate amount of attendance fees to be paid to our board members must be approved by our shareholders at a general meeting and such aggregate amount is allocated among board members by decision of the board.

        In addition to cash compensation, each of our executive officers (except Mr. Alard and Mr. Hékimian) has received stock options or founders' warrants, and two non-salaried board members have received warrants. During 2002, we granted stock options and founders' warrants to executive officers to purchase a total of 87,000 shares, with an exercise price of €39.18 per share and an expiration date of June 16, 2012. In June 2002, we granted to each of Bernard Gilly and Stephen Imbler warrants to purchase 20,000 shares, with an exercise price of €42.46 per share and an expiration date of June 16, 2007.

        Michel Alard, Chairman of the Board, received €135,000 in base salary in 2002 (€129,886 in 2001), and earned a performance-based bonus of €37,500 for 2002. Aram Hékimian, Chief Executive Officer, received €135,000 (€128,972 in 2001) in base salary for each 2002 and 2001, and earned a performance-based bonus of €45,000 in 2002. Both Mr. Alard and Mr. Hékimian are entitled to the use of company cars or the maintenance of one vehicle in lieu of a company car. Compensation paid to our Chairman and to our Chief Executive Officer is monitored by the Compensation and Nomination Committee and is set by our board of directors. Messrs. Alard and Hékimian do not participate in such decisions and both are excluded for purposes of the quorum and majority calculations. Performance-based bonuses for Mr. Alard and Mr. Hékimian are decided by the board of directors based on the achievement of personal and company objectives. No salaries or other compensation were paid by any group companies other than Wavecom S.A. Neither Mr. Alard nor Mr. Hékimian receive any fees related to their positions as members of the board of directors, nor are they granted warrants, stock options or founders' warrants.

Share Ownership and Option and Warrant Information

        Except as described in Item 7 below, as of March 31, 2003, each of our directors and executive officers beneficially owns less than 1% of the share capital of Wavecom S.A (and none of whom has voting rights which are different from those of our other shareholders).

        On September 21, 1998, our shareholders authorized the creation of a stock option plan and a founders' warrant plan for employees. This plan was modified at a shareholders' meeting on December 19, 2001. As of December 31, 2002, there were outstanding options, founders warrants (BCEs) and warrants (BSAs) to purchase a total of 2,779,096 shares, of which options, founders warrants and warrants to purchase 144,719 shares were held by our current directors and executive officers. As of December 31, 2002, a total of 1,111,564 shares were available for grant pursuant to the stock options and founders' warrants under the plan.

        On March 25, 2003, the board of directors granted options to purchase a total of 308,200 shares and founders' warrants to purchase a total of 348,200 shares, in each case at an exercise price of €8.07 and with an expiration date of March 24, 2013.

        During 2002, the following ten employees were granted the largest number of stock options or founders' warrants:

Name	Position	Number of stock options or founders' warrants granted in 2002	Exercise price per shares	Final expiration date
Vincent Mouret*	Group VP Research and Development, Wavecom S.A.	25,000	€39.18	June 16, 2012
Jean-Charles Andreani**	Group Managing Director—Wavecom Asia Pacific Ltd.	10,000	€39.18	June 16, 2012
Marc Cases*	Group VP Operations, Wavecom SA.	10,000	€39.18	June 16, 2012
Siu Ching Yeung	Finance director, Wavecom Asia Pacific.Ltd.	10,000	€39.18	June 16, 2012
Deborah Choate*	Group VP Finance and Administration and CFO, Wavecom S.A.	8,500	€39.18	June 16, 2012
Hervé Gagnard*	Group VP Corporate Development, Wavecom S.A.	8,500	€39.18	June 16, 2012
Patrick Guérillot**	Group VP and CTO, Wavecom S.A.	8,500	€39.18	June 16, 2012
Philippe Guillemette*	Group VP and CTO, Wavecom S.A.	8,500	€39.18	June 16, 2012
Franck Belime	Senior manager industrial operations, Wavecom Asia-Pacific.Ltd.	8,000	€39.18	June 16, 2012
Hany Neoman*	Group VP Americas and President of Wavecom Inc	8,000	€39.18	June 16, 2012

*
Included in the group "executive officers".

**
Resigned from Wavecom during 2002

        During 2002, the following ten employees exercised the largest number of stock options or founders' warrants:

Name	Position	Number of stock options or founders' warrants exercised in 2002	Exercise price per stock option or founders' warrant
Philippe Faurie	CEO, Arguin Communications	25,026 6,314	€2.29 €4.57
Philippe Beché	Director of Baseband Research & Development, Wavecom S.A.	18,125 6,497	€2.29 €4.57
Charles Chaussonnier	Director of sales EMEA, Wavecom S.A.	8,855 9,834	€2.29 €4.57
Christophe Seveau	Deputy Director, Engineering, Wavecom Asia-Pacific Ltd.	13,000 4,000	€2.29 €4.57
Patrick Guérillot*	Group VP and CTO, Wavecom S.A.	8,441 8,250	€2.29 €4.57
Philippe Thomasse	Research and Development Engineer, Wavecom S.A.	8,442 4,268	€2.29 €4.57
Michelle Célie	Vice President, Software, Arguin Communications	9,167 3,379	€2.29 €4.57
Philippe Calvez	Director of W-CDMA Program, Wavecom S.A.	5,625 5,005	€2.29 €4.57
Antoine Dambre	Vice President Engineering, Arguin Communications	6,883 2,816	€2.29 €4.57
Xavier De Villepin	Director of Industrial Projects, Wavecom S.A.	3,375 5,947	€2.29 €4.57

*
Formerly included in the group "executive officers" resigned from Wavecom in 2002.

        Options expire ten years after the grant date. Founders' warrants, which were issued to our French tax resident employees, expire after five years, as is required by French law. Any founders' warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders' warrants were issued to French employees to take advantage of favorable tax treatment for both employees and Wavecom. These tax benefits are not available for stock options in France. Other than the expiration dates, the terms of the founders' warrants are identical to the stock options.

        The following table sets forth information concerning outstanding options, founders' warrants and warrants at March 31, 2003.

Number of underlying shares	Exercise price per share	Expiration date
104,617	€2.29	September 20, 2008
9,824	€4.57	February 8, 2009
254,764	€4.57	February 24, 2009
1,500	€4.57	April 26, 2009
134,300	€139.52	March 29, 2010
15,000	€150.00	March 14, 2005
160,790	€103.23	June 26, 2010
15,000	€103.23	June 26, 2005
27,500	€136.62	July 23, 2010
417,160	€69.86	December 19, 2010
41,716	€26.68	March 13, 2011
537,455	€34.66	June 29, 2011
30,000	€34.66	June 29, 2006
377,500	€41.09	December 19, 2011
20,000	€42.46	June 16, 2007
542,880	€39.18	July 6, 2012
348,200	€8.07	March 24, 2013

Employees and independent contractors

        The number of employees and independent contractors as of the end of each of the past three years is as follows:

Year ended	Employees	Independent contractors and temporary employees
December 31, 2002	666	236
December 31, 2001	421	163
December 31, 2000	225	97

        At December 31, 2002 our employees were primarily located in France, while 106 were located in Asia (2001: 42 and 2000: 11) and 73 were located in the United States (2001: 51 and 2000: 3).

        As of December 31, 2002, of our 902 employees and independent contractors, 78 were engaged in sales and marketing (2001: 47 and 2000: 33), 157 in production, assembly and quality control (2001: 108 and 2000: 51), 537 in research and development (2001: 354 and 2000: 188) and 130 in general and administrative services (2001: 76 and 2000: 52).

        We believe that the level of competency of our personnel and the spirit of team work and cooperation that exists among them are our principle resources and this allows us to have a stable environment and to attract the best talent. For this reason, we strive for employee retention through different methods, including competitive compensation and option and warrant programs. The options and warrants granted to our employees represent potentially 15.2% of our fully-diluted share capital. We believe that we have good relations with our employees and their representatives and, for this reason, we have a low rate of employee turnover: 4% in 2002 (5% in 2001 and 6.2% in 2000).

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth certain information regarding beneficial ownership of our shares (including ADSs) by each person known by us to own beneficially more than 5% of our outstanding shares (none of whom has voting rights which are different from our other shareholders) of March 31, 2003, based on our legal share capital of 15,107,890 shares as of that date. To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

	Shares beneficially owned
Name of beneficial owner
	Number	Percent
Michel Alard(1)	2,030,110	13.4
Aram Hékimian(2)	2,250,381	14.9
Delphis	1,061,961	7.0

(1)
Michel Alard's share total includes 302,968 shares owned solely by Mr. Alard; 42,358 shares jointly owned by Mr. Alard and his wife; 174,994 shares held of record by Mr. Alard's wife; 754,790 shares held of record by his son and 755,000 shares held of record by his daughter. Mr. Alard has the right to vote 671,000 of the shares held by his daughter and 671,000 of the shares held by his son. Mr. Alard disclaims beneficial ownership of the 174,994 shares owned by his wife, 84,000 shares owned by his daughter and 83,790 shares owned by his son.

(2)
Aram Hékimian's share total includes 143,495 shares held of record by Mr. Hékimian's wife and 1,400,000 shares held by his children. Mr. Hékimian has the right to vote or sell the shares owned by his children. Mr. Hékimian disclaims beneficial ownership of the 143,495 shares owned by his wife.

Major changes in ownership

        Several of our directors and executive officers sold shares in our initial public offering in June 1999, in our follow-on public offering in June 2000 and during the course of 2001 and 2002. The following table sets forth the related changes in these holdings as a percentage of our legal capital as of the given date:

Name	Percentage at December 31, 1999	Percentage at December 31, 2000	Percentage at December 31, 2001	Percentage at December 31, 2002
Michel Alard	19.4%	16.4%	16.3%	13.8%
Aram Hékimian	19.5%	16.6%	16.6%	15.2%
Delphis	10.0%	8.6%	7.3%	7.2%
André Jolivet	19.5%	14.7%	<5.0%
Legal share capital used in calculation	13,423,469	14,478,623	14,717,710	14,810,614

Distribution of Shareholdings

        There were four holders of record of our ADSs and approximately 1850 beneficial holders as of April 11, 2003. ADSs held in the U.S. represented approximately 14.6% of our issued and outstanding shares as of April 11, 2003. Our ADSs are issued by The Bank of New York, as depositary. Each ADS evidences one share.

Related Party Transactions

        In December 2000, we entered into a consulting agreement with Delphis, a major shareholder and member of our board of directors. The agreement calls for Marc Fourrier, who represents Delphis, to provide consulting services in the areas of corporate organization, information systems and general management from time to time, for a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2002, Delphis invoiced €26,157 (€17,303 in 2001 and €8,826 in 2000).

        In November 2001, we loaned $200,000 to a senior employee. The loan bears a market rate of interest, is repayable in three years and is secured by a lien on the employee's residence. The loan and accrued interest were repaid in full in February 2003.

        We were not a party to any other related-party transactions during 2002.

Item 8. Financial Information

Financial Statements

        See Item 18 and the financial statements beginning on page F-1 of this annual report.

Legal Proceedings

        We were not a party to any material legal proceedings during 2002 and are not currently party to any material legal proceedings, nor are we aware of any threatened or potential material legal proceedings involving Wavecom, except as described below.

        In April 2003, we received a letter from the French company Novatec SA stating that one of the processes we use to manufacture our WISMO PAC modules violates French and European patents owned by Novatec. The letter demands that we cease manufacturing these modules until we have obtained a patent license from Novatec. We believe the claims made by Novatec in its letter to be without merit and intend to vigorously defend any action that might be brought by Novatec.

Dividends

        Wavecom did not declare any dividends in 2000, in 2001 or in 2002. We intend to retain any future earnings for investment in the development and expansion of our business and do not expect to pay any cash dividends on our shares in the foreseeable future.

Item 9. The Offer and Listing

Price Range of Shares and ADSs

        Our shares have been listed on the Euronext Nouveau Marché (7306)of the Paris Bourse since June 14, 1999 and our ADSs have been quoted on the NASDAQ National Market under the symbol

"WVCM" since June 9, 1999. The following table sets forth the range of high and low closing sale prices of our shares and ADSs for the periods indicated:

	Per Share		Per ADS
	High	Low	High	Low
Year ended December 31, 1999
Second Quarter	€13.50	€11.40	$14.06	$11.75
Third Quarter	€18.45	€13.11	$18.81	$14.13
Fourth Quarter	€99.00	€14.00	$94.75	$15.06
Year ended December 31, 2000
First Quarter	€166.90	€66.00	$168.87	$64.50
Second Quarter	€127.00	€76.10	$110.00	$70.00
Third Quarter	€161.50	€113.50	$149.75	$104.00
Fourth Quarter	€138.00	€53.00	$119.50	$44.00
Year ended December 31, 2001
First Quarter	€67.00	€17.17	$67.13	$15.00
Second Quarter	€44.20	€16.70	$36.60	$15.25
Third Quarter	€34.00	€16.06	$30.00	$15.75
Fourth Quarter	€45.06	€37.51	$39.99	$16.96
Year ended December 31, 2002
First Quarter 2002	€46.50	€28.75	$41.56	$24.81
Second Quarter 2002	€48.28	€27.90	$44.56	$24.10
Third Quarter 2002	€45.00	€32.75	$44.65	$31.88
Fourth Quarter 2002	€43.00	€10.91	$43.09	$11.34
October 2002	€44.00	€31.41	$43.40	$30.10
November 2002	€36.00	€27.65	$34.69	$27.84
December 2002	€35.58	€9.84	$34.72	$11.00
Year ending December 31, 2003
January 2003	€15.20	€9.09	$15.68	$10.47
February 2003	€11.18	€8.10	$12.13	$8.87
March 2003	€8.65	€6.59	$9.45	$7.42
April 2003	€11.35	€8.10	$12.47	$8.55
May 2003 (through May 14, 2003)	€13.01	€11.65	$14.65	$12.50

        On May 14, 2003, the last reported sale price for our ADSs on The NASDAQ National Market was $14.00 per ADS and the last reported sale price for our shares on the Euronext Nouveau Marché was €12.15 per share.

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

Objects and purposes

        Our objects and purposes, as specified in Article 3 of our by-laws, are, in France and abroad: fundamental and applied research, and the development of systems and products in the areas of radio-transmission, radio-communication, telecommunications, electronics and data processing markets; and, within these sectors: the design, manufacturing and commercialization of components, products and software; any provision of services; the registration and exploitation of patterns, patents, trademarks, and manufacturing processes; the establishment, organization, and delivery of lectures, seminars, debates, conferences and more generally of any activity relating to training schemes; the publishing of books, newspapers, information bulletins, articles and the distribution of any audio-visual aids; the direct or indirect holding of shares within any existing companies or companies to be set up, the business purposes of which is linked, related or similar to that of the company; and more generally, any industrial, commercial, financial, civil, personal property or real estate operations directly or indirectly linked to the business purposes stated above or related or similar to business purposes or likely to facilitate the performance or development thereof.

Directors

        For additional information regarding our board of directors, please see "Item 6—Directors, Senior Management and Employees—Board of Directors and executive officers" and "Compensation of Directors and Officers."

Composition of share capital

        We have only one class of shares. As of April 16, 2003, this class consisted of 15,107,890 authorized ordinary shares, nominal value €1 per share, resulting in a share capital of €15,107,890 in nominal value, all of which shares were outstanding as of such date. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our shareholders.

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

        Upon recommendation of our board of directors, our shareholders may decide to allocate all or a part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. Shareholders holding a certain percentage (2% of a share capital of €15.1 million) of our shares or a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage (1%) of our voting rights may require our board of directors to propose the declaration of a dividend at an ordinary general meeting of shareholders. If shareholders at this meeting approve the proposal, dividends are declared.

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

        Our board of directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the tribunal de commerce, the French commercial court, may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by our board of directors or, if it fails to call a meeting, by our statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of our share capital, a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage (1%) of our voting rights, or the Employee Committee or another interested party under certain circumstances, may request that the court appoint an agent. The notice of a meeting must state the agenda for the meeting.

        French law requires that a preliminary notice of a listed company's general shareholders' meeting be published in the Bulletin des Annonces Légales Obligatoires ("BALO") at least 30 days prior to the meeting. The preliminary notice must first be sent to the French securities authority, the Commission des Opérations de Bourse ("COB") with an indication of the date it is to be published in the BALO. The COB also recommends that such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders' vote. Within 10 days of publication, one or more shareholders holding a certain percentage (2% of a share capital of €15.1 million) of our share capital, a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage of our voting rights (1%), or the Employee Committee may propose additional resolutions.

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

Form and holding of shares

Form of shares

        Our by-laws provide that our shares may be held in either registered or bearer form at the option of the shareholder. Shares traded on the Euronext Nouveau Marché are cleared and settled through Euroclear, a continuous net settlement system. We may use the procedure known as titres au porteur identifiable according to which Euroclear will, upon our request, disclose to us the name, nationality, address and number of shares held by each shareholder. This information may be requested only by us and may not be communicated to third parties.

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

        With respect to all shares in registered form we maintain a share account with Euroclear which is administered by BNP Paribas Group, acting through Paribas. In addition, we maintain accounts in the name of each shareholder either directly or, at a shareholder's request, through such shareholder's accredited intermediary, in separate accounts maintained by BNP Paribas Group, acting through Paribas on our behalf. Each shareholder's account shows the name and number of shares held and, in the case of shares registered through an accredited financial intermediary, the fact that they are so held. BNP Paribas Group, acting through Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in a shareholder's account, but these confirmations do not constitute documents of title.

        Shares held in bearer form are held and registered on the shareholder's behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear maintained by the intermediary. Each accredited financial intermediary maintains a record of shares held through it and will issue certificates of inscription for the shares that it holds. Transfers of shares held in bearer form only may be made through accredited financial intermediaries and Euroclear.

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

        With respect to (3) above, at a general meeting of shareholders held on April 29, 1999, our shareholders authorized us to purchase our shares representing up to 10% of our share capital until October 29, 2000. At a general meeting of shareholders held on December 20, 2000, our shareholders renewed this authorization for an additional 18-month period until June 20, 2002. At a general meeting of shareholders held on June 17, 2002, our shareholders renewed this authorization for an additional 18-month period until December 16, 2003. A Board meeting held January 28, 2003 has used this authorization, and a prospectus of our trading program in our own shares was submitted to the COB (French Stock Market Authority) which gave its approval no 03-052 dated February 10, 2003. We are required to notify the COB on a monthly basis of our trading program in our own shares. We are also required to report all other trades we make in our shares to the COB and, on a monthly basis, to the Conseil des Marchés Financiers ("CMF"), the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers.

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

        As of March 31, 2003, we had repurchased 156,345 shares at prices ranging from €7.60 to €8.69. All transactions took place during the month of March 2003.

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

        French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen calendar days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

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

Material Contracts

        This section provides a summary of all material contracts to which we are a party and that are to be performed in whole or in part after the date hereof or that have otherwise been entered into during the two immediately preceding financial years. We have filed each of the agreements with the U.S. Securities and Exchange Commission, and copies of the agreements are in some case available on the SEC's website (www.sec.gov) or, if not, then they may be obtained from the SEC itself.

        In July 1999 we entered into an agreement relating to the development and manufacture of GSM modules with Amtal International Limited. Amtal, acting as agent for TCL Industrial Holdings Limited, agreed to purchase an initial order of 200,000 WISMO modules. The WISMO modules provided pursuant to this agreement are for use in mobile telephones. We commenced shipment under the agreement in July 2000 and completed the initial shipment in early 2001. We continued to ship WISMO modules to Amtal under the agreement through 2002. The agreement was terminated in October 2002. In November 2002, we began selling directly to TCL. In February 2000, we entered into an agreement relating to the development and manufacture of a GSM hand held portable with NEC Corporation. The contract called for an initial order by NEC of 600,000 WISMO modules to be delivered within the first 12 months of production. The WISMO modules to be provided pursuant to this agreement are based on the WISMO 2C dual-band GSM modules and are for use in mobile telephones. The agreement provides for us paying NEC liquidated damages in the event that certain development schedule milestones are not met. The price to be paid per WISMO module shall be reviewed each quarter and may be amended with the written agreement of both parties. The agreement may be terminated with 90 days prior written notice if either party fails to perform a material obligation of the Agreement and such failure is not remedied within 30 days. We began delivering product to NEC Corporation in 2001.

        In June 1999, we entered into a contract for manufacturing and related services with Solectron-France S.A. Pursuant to this agreement, Solectron manufactures, assembles and tests our WISMO module lines. We are required to provide Solectron with certain specified components necessary for the manufacturing of WISMO modules and Solectron provides other specified components. The agreement was set to expire on June 30, 2002 but was extended by an amendment. We are currently in the process of renegotiating the terms of the extended agreement.

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

        In January 1999, October 2001, January 2002, May 2002, November 2002 and May 2003, we entered into crosslicense agreements or similar agreements with Motorola Inc., Philips N.V., Siemens A.G., Qualcomm Inc., NEC and Alcatel, respectively. For a summary of each of these agreements, please see "Item 4—Information on the Company—Intellectual Property".

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

        If a transfer of a listed company's shares is evidenced by a written agreement, that agreement is, in principle, subject to registration formalities, including a 1% registration duty assessed on the market value of the shares (subject to a maximum assessment of €3,049 per transfer). Generally, no such duty is due if the agreement providing the transfer of a listed company's shares is effected by means of a written agreement that is executed outside France. In general, no stock exchange stamp tax is payable on the sale of shares by non-French residents. Prospective investors in shares or ADSs should consult their own advisors concerning the applicability of French transfer tax to any agreement evidencing the transfer of their shares or ADSs.

Taxation of dividends on shares

        Under French law, our dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of any dividend we pay. However, the 2003 Finance Law provides that, subject to certain limited exceptions, the rate of the avoir fiscal is reduced to 10% in 2003 of the dividend paid when used or received by persons other than individuals and companies owning at least 5% of the share capital of the distributing company. Dividends paid to non-French residents normally are subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal. Non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may benefit from a reduced rate of withholding tax and may be entitled to a tax credit in their country of residence equal to the amount of the tax withheld in France. They also may be entitled to receive a refund of the avoir fiscal, as described below.

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

Countries
Australia	Mexico
Austria	Netherlands
Belgium	New Zealand
Bolivia	Niger
Brazil	Norway
Burkina Faso	Pakistan
Cameroon	Senegal
Canada	Singapore
Finland	South Korea
Gabon	Spain
Ghana	Sweden
Germany	Switzerland
Iceland	Togo
India	Turkey
Israel	United Kingdom
Italy	United States of America
Ivory Coast	Venezuela
Japan
Luxembourg	Territoires d'Outre Mer and Others
Malaysia	Mayotte
Mali	New Caledonia
Malta	Saint-Pierre et Miquelon
Mauritius

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

        This discussion may not describe all of the tax considerations related to the purchase, ownership and disposition of shares or ADSs that may be relevant to an investor in light of that investor's particular tax situation. In particular, this discussion deals with holders that hold shares or ADSs as capital assets, as that term is defined in the U.S. Internal Revenue Code, and does not address the tax considerations relevant to investors that are subject to special tax rules, such as financial institutions, insurance companies, tax-exempt organizations, securities dealers, persons subject to the alternative minimum tax, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of shares or ADSs, persons that will hold shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes and persons that have a functional currency other than the U.S. dollar. For a discussion of French tax matters relating to the holdings of shares or ADSs generally, see "French Taxation".

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

        Holders of ADSs deemed to be owners of shares.    For purposes of the U.S.-French income tax convention, owners of ADSs will be treated as the owners of the shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a holder will not result in the imposition of French tax.

        Dividends.    Dividends paid to non-residents of France generally are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the avoir fiscal. The avoir fiscal is a tax credit available to French residents equal to 50% of the amount of dividends received from French companies such as ours. However, subject to certain limited exceptions, the 2003 Finance Law provides that the rate of the avoir fiscal is reduced to 10% in 2003 of the dividend paid when used or received by persons other than individuals and corporations owning at least 5% of the distributing company. Such persons may also be entitled to an additional tax credit equal to (i) 80% of the précompte, paid in cash if the avoir fiscal is calculated at a 10% rate. Under the U.S.-French income tax convention, the rate of French withholding tax on dividends paid to eligible holders is reduced to 15%. Such holders are also entitled to a payment equal to the avoir fiscal at the rate of [25% (for 2001), 15% (for 2002),] 10% (for 2003) or 50%, if the holder is an individual, less a 15% withholding tax. Subject to certain conditions, such holders may also benefit from the additional tax credit equal to 50%, 70% or 80% of the précompte as previously mentioned. Dividends paid to a holder will be immediately subject to the reduced rate of withholding of 15% at the time of payment, provided that such holder establishes before the date of payment that it is a resident of the United States under the U.S.-French income tax convention and, if it is not an individual, that it is the owner of all the rights relating to the full ownership of the shares or ADSs, including, but not limited to, dividend rights. A holder generally will be entitled to receive a payment of the avoir fiscal only if such holder, or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust, is subject to U.S. federal income tax on the avoir fiscal payment and the dividend to which it relates.

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

        Currently, to benefit from the reduced rate of French withholding tax immediately upon payment of a dividend and to receive the payment of the avoir fiscal or the partial payment of the avoir fiscal, a holder must complete and file French Treasury Form RF 1A EU-No. 5052, Application for Refund, before the date of payment of the relevant dividend together with, if such holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of such shares or ADSs including but not limited to dividend rights, or, if such holder is not the owner of all such rights, certain information concerning the holder of the rights other than the dividend rights. If completion of the French Treasury Form and the attached affidavit is not possible prior to the payment of dividends, the holder may, however, be eligible for the reduced rate of 15% at the time the dividends are paid if the holder duly and timely completes and provides to the French tax authorities prior to the payment of dividends a simplified certificate, stating that:

  •
  the holder is a U.S. resident within the meaning of the convention,

  •
  the holder has no permanent establishment or fixed based in France with which the holding giving rise to the dividend is effectively connected,

  •
  the holder owns all the rights attached to the full ownership of the securities or shares, including but not limited to dividend rights, and

  •
  the holder meets all the requirements of the convention for obtaining the benefit of the reduced rate of withholding tax and the refund of the French avoir fiscal. Finally, tax-exempt pension funds with a right to obtain a refund or a partial refund of avoir fiscal must also establish that they qualify as pension funds under the U.S. Internal Revenue Code.

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

        Sales of shares or ADSs.    Under the U.S.-French income tax convention, no French tax is levied on any capital gain derived from the sale of shares or ADSs by a holder.

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

        Wealth tax.    The French Wealth Tax (impôt de solidarité sur la fortune) does not apply to a holder, provided that the holder does not own, individually or with related persons, directly or indirectly, shares or ADSs which collectively represent the right to at least 10% of the corporate earnings and the shares or ADSs are not part of the assets of a permanent establishment or a fixed base located in France.

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

United States Taxation

        The following discussion generally summarizes the material U.S. federal income tax consequences to U.S. holders (as defined above) of the acquisition, ownership and disposition of the ADSs or shares.

        Holders of ADSs deemed to be owners of shares.    For purposes of the U.S. Internal Revenue Code, a U.S. holder of ADSs will be treated as the owner of the underlying shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a U.S. holder will not result in recognition of gain or loss for U.S. federal income tax purposes.

        Dividends.    Distributions, other than a mere pro rata distribution of shares, made by us with respect to our shares, including shares represented by ADSs, and including the amount of any French taxes withheld there from, will be includable in the gross income of a U.S. holder as dividend income from a source outside the United States to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Avoir fiscal and précompte payments will be considered dividends to the same extent. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations. To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, it will be treated first as a tax-free return of the U.S. holder's tax basis in its shares or ADSs to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. Dividends paid in euro will be includable in income in a U.S. dollar amount based on the prevailing

U.S. dollar-euro exchange rate on the date of receipt by the depositary or the date of receipt by the U.S. holder of shares, whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the euro will be U.S. source ordinary income or loss. A U.S. holder may also recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, on a subsequent conversion or other disposition of the refund of the excess withholding tax initially withheld from a dividend payment if the refund is converted into U.S. dollars at an exchange rate different than the rate used to translate the U.S. holder's dividend income. Any French tax withheld from a dividend will be treated as a foreign tax creditable, subject to the limitations discussed below, against the U.S. federal income tax liability of a U.S. holder. Amounts creditable against U.S. tax are permitted, at the election of the U.S. holder, to be deducted. Under the U.S. Internal Revenue Code, the amount of foreign tax eligible for credit against the U.S. federal income tax liability of a U.S. holder is limited to the amount of U.S. tax attributable to the U.S. holder's taxable income from sources outside the United States. For purposes of computing this limitation, the amount of foreign tax eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us will be "passive income" or in the case of certain U.S. holders, "financial services income". Prospective investors should consult their own tax advisors regarding the availability of such a credit.

        Sale of ADSs or shares.    Upon a sale or exchange of ADSs or shares, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized upon the disposition and such U.S. holder's adjusted tax basis in the ADSs or shares. Subject to the discussion below under the heading "Passive Foreign Investment Company", such gain or loss will generally be a capital gain or loss. Capital gains recognized on the sale or exchange by individuals of capital assets are subject to a 20% maximum tax rate if the capital assets have been held for more than one year or 18% for capital assets acquired after 2000 and held for more than five years. Gains on the sale of ADSs or shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. Prospective U.S. investors should consult their own tax advisors regarding the availability of such an offset.

        No French tax is imposed on the capital gains of a U.S. holder arising from the sale or exchange of ADSs or shares provided that certain requirements of the U.S-French income tax convention are satisfied. See "French Taxation—Sales of Shares or ADSs". In the event that French tax is imposed on capital gains from the sale or exchange of ADSs or shares, U.S. holders should consult their own tax advisors with respect to their ability based on their particular circumstances to credit such tax against their U.S. federal income.

Passive Foreign Investment Company Considerations

        If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company", or PFIC, under U.S. federal income tax law for such year and succeeding years. Based on an analysis of our financial position, including an estimate of the value of our assets, we believe that we have not been a PFIC for any preceding taxable year and expect that we will not become a PFIC during the current taxable year. Our determination of PFIC status may be challenged by the Internal Revenue Service. We intend to use reasonable efforts to avoid becoming a PFIC, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will take reasonable steps to notify U.S. shareholders.

        If we were classified as a PFIC, unless a U.S. shareholder made one of the elections described below in a timely manner, a special tax regime would apply to both:

  •
  any "excess distribution", which would be the U.S. shareholder's share of distributions in any year that are greater than 125% of the average annual distributions received by the shareholder in the three preceding years or the shareholder's holding period, if shorter; and

  •
  any gain realized on the sale or other disposition of the ordinary shares.

        Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized rateably over the U.S. shareholder's holding period for the ordinary shares. As a result of this treatment:

  •
  the amount allocated to the taxable year in which the U.S. shareholder realizes the excess distribution or gain would be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

        If a U.S. shareholder makes a mark-to-market election with respect to the ordinary shares, the shareholder will not be subject to the PFIC rules described above. Instead, in general, the shareholder will include as ordinary income each year the excess, if any, of the fair market value of the shares at the end of the taxable year over the adjusted basis in the shares. The U.S. shareholder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. The U.S. shareholder's basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of the shares will also be taxed as ordinary income.

        The special PFIC tax rules described above also will not apply to a U.S. shareholder if the shareholder makes a QEF election, that is, the shareholder elects to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide U.S. shareholders with such information as such shareholders may require from us in order to make an effective QEF election.

        If a U.S. shareholder makes a QEF election, the shareholder will be required to include in gross income for U.S. federal income tax purposes the shareholder's pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not the shareholder receives any distributions from us. The U.S. shareholder's basis in ordinary shares will be increased to reflect undistributed amounts which are included in the shareholder's gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to the shareholder.

        U.S. shareholders are urged to consult their own tax advisers concerning the potential application of the PFIC rules to their ownership and disposition of ordinary shares.

Information reporting and backup withholding

        Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or redemption of ADSs or shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding (currently at a 30% rate). Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on U.S. Internal Revenue Service Form W-9 in the case of U.S. persons and on U.S. Internal Revenue Service Form W-8BEN (or suitable substitute form) in the case of non-U.S. persons.

        Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Documents on Display

        We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the "Exchange Act") applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information are available on the SEC's Edgar website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may be obtained, upon written request, from The Bank of New York, as depositary, at its office located at 101 Barclay Street, New York, NY 10286.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the Risk Factors section.

        As of December 31, 2002, all of our cash and cash equivalents were classified as available-for-sale. The principal portion of our investments are not subject to interest rate risk; however, declines in interest rates over time will reduce our interest income. A hypothetical 10% move in interest rates would have an insignificant effect on our financial position, results of operations and cash flows. We do not have any investments in equity or debt securities traded in the public markets, nor do we currently use derivative financial instruments. Therefore, we do not currently have any direct equity price risk.

        We conduct a significant portion of our business in currencies other than the Euro, the currency in which we report our financial statements. Assets and liabilities of our subsidiaries are translated into Euros at exchange rates in effect as of the applicable balance sheet date, and any resulting translation adjustments are included as an adjustment to shareholders' equity. Revenues and expenses generated from these subsidiaries are translated at average exchange rates during the month the transactions occur. Gains and losses from these currency transactions are included in net earnings. Historically, we have generated a significant portion of our revenues and incurred a significant portion of our expenses in U.S. dollars and Hong Kong dollars. As a result, our operating results have been in the past, and may be in the future, adversely impacted by currency exchange rate fluctuations on the Euro value of foreign currency (predominantly the U.S. dollar)—denominated revenues and expenses. We cannot predict the effect of exchange rate fluctuations upon our future operating results. As of December 31, 2002, we were not engaged in a significant or speculative currency hedging program to cover our currency transaction or translation exposure. In January 2003, we began to use a combination of options and forward exchange contracts in order to minimize the risk to our net U.S. dollar position over the coming months.

        See also Item 5: "Operating and Financial Review and Prospect—Impact of currency fluctuations".

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

        We successfully completed a public offering of our securities in June 2000, with net proceeds to Wavecom of €96.5 million.

        In 2001, we used approximately €4.9 million to purchase property and equipment. In 2002, we used approximately €27.3 million to purchase property and equipment.

ITEM 15. CONTROLS AND PROCEDURES

        (a)   Evaluation of disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) as of a date within 90 days of the filing date of this annual report on Form 20-F, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

        (b)   Changes in internal controls. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation.

ITEM 18. FINANCIAL STATEMENTS

        See the financial statements beginning on page F-1.

ITEM 19. EXHIBITS

1	Statuts (by-laws) of the Registrant, updated as of February 7, 2003 (English Translation).*
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
4.6
GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001 (filed as Exhibit 4.6 to the Registrant's Annual Report on Form 20-F, filed with the Commission on June 28, 2002).**
4.7
Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31 2001 (filed as Exhibit 4.7 to the Registrant's Annual Report on Form 20-F, filed with the Commission on June 28, 2002).**
4.8	GSM patent non assertion agreement with NEC Corporation effective November 19, 2002.*&
4.9	Patent License Agreement with Thomson Licensing S.A. and Alcatel S.A., effective January 1, 2003.*&
8	List of subsidiaries of the Registrant.*
10	Consent of Ernst & Young Audit.*
99.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350*
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350*

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
Date: May 21, 2003.

CERTIFICATIONS

I, Aram Hékimiam, Chief Executive Officer, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Wavecom S.A.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a)
  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

  a)
  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 21, 2003	By:	/s/ ARAM HÉKIMIAN Aram Hékimian Chief Executive Officer (Principal Executive Officer)

CERTIFICATIONS

I, Deborah Choate, Chief Financial Officer, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Wavecom S.A.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a)
  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

  a)
  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 21, 2003	By:	/s/ DEBORAH CHOATE Deborah Choate Chief Financial Officer (Principal Financial Officer)

WAVECOM S.A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Wavecom S.A.

        We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 2000, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of Wavecom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wavecom, S.A. at December 31, 2000, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

represented by
John Mackey

Paris, France
February 10, 2003, except for note 15 for which the date is April 4, 2003

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years ended December 31,
	2000	2001	2002
Revenues:
Product sales	€63,055	€317,571	€549,543
Technology development and other services	2,518	5,093	1,546

Total revenues	65,573	322,664	551,089
Cost of revenues:
Cost of goods sold	51,457	254,658	371,919
Cost of services	4,522	4,718	4,709

Total cost of revenues	55,979	259,376	376,628

Gross profit	9,594	63,288	174,461
Operating expenses:
Research and development	16,133	32,634	64,093
Sales and marketing	5,836	12,416	26,600
General and administrative	5,598	13,297	26,163
Deferred compensation amortization	1,758	1,711	1,587
Amortization of goodwill	47	278	—

Total operating expenses	29,372	60,336	118,443

Operating income (loss)	(19,778)	2,952	56,018
Interest expense	(255)	(523)	(527)
Interest income	3,000	4,350	3,686
Foreign exchange gain (loss)	989	142	(10,857)
Provision for loss on long-term investments	—	(716)	—

Income (loss) before minority interest and income taxes	(16,044)	6,205	48,320
Minority interests	(6)	(804)	(323)

Income (loss) before income taxes	(16,038)	7,009	48,643
Income tax expense (benefit)	(1,534)	(2,299)	6,556

Net income (loss)	€(14,504)	€9,308	€42,087

Basic net income (loss) per share	€(1.03)	€0.63	€2.82

Diluted net income (loss) per share	€(1.03)	€0.61	€2.74

Number of shares used for computing:
—basic net income (loss) per share	14,081,178	14,726,647	14,943,048
—diluted net income (loss) per share	14,081,178	15,359,226	15,348,985

See notes to financial statements

WAVECOM S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2000	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	€69,224	€128,972	€119,416
Short-term investments	26,807	3,008	15,112
Accounts receivable (less allowance for doubtful accounts of €477, €328 and €243 at December 31, 2000, 2001 and 2002, respectively)	26,774	46,219	85,921
Inventory, net	11,330	13,858	30,205
Value added tax recoverable	1,733	22,251	6,430
Prepaid expenses and other current assets	2,847	12,720	9,335
Deferred tax assets, current portion	—	—	3,889

Total current assets	138,715	227,028	270,308
Property and equipment, net	10,067	15,666	29,624
Goodwill, net of accumulated amortization of €47, €326 and €326 at December 31, 2000, 2001 and 2002, respectively	1,279	5,716	4,807
Long-term investments, net of provision for loss of €716 at December 31, 2001 and 2002	4,078	3,476	14,152
Other assets	4,159	8,061	5,102
Deferred tax assets	—	—	8,041

Total assets	€158,298	€259,947	€332,034

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Overdraft facility	€529	€—	€—
Accounts payable	32,627	111,926	99,937
Accrued compensation	3,302	5,755	10,488
Other accrued expenses	6,201	15,525	36,367
Current portion of loans	634	488	—
Current portion of capitalized lease obligations	794	201	214
Deferred revenue and advances received from customers	4,200	2,648	4,100
Income tax payable	—	—	13,605
Other liabilities	670	521	179

Total current liabilities	48,957	137,064	164,890
Long-term portion of capitalized lease obligations	166	228	287
Other long-term liabilities	—	410	—

Total long-term liabilities	166	638	287

Minority interests	1,165	361	38
Commitments and contingencies
Shareholders' equity:
Shares, €1 nominal value; 14,682,281 shares issued and outstanding at
December 31, 2000; 14,810,614 shares issued and outstanding at
December 31, 2001; 15,107,890 shares issued and outstanding at
December 31, 2002	14,682	14,811	15,108
Additional paid in capital	132,993	135,013	135,954
Deferred compensation	(3,606)	(2,991)	(975)
Retained earnings (deficit)	(34,979)	(25,671)	16,416
Accumulated other comprehensive income (loss)	(1,080)	722	316

Total shareholders' equity	108,010	121,884	166,819

Total liabilities and shareholders' equity	€158,298	€259,947	€332,034

See notes to financial statements

WAVECOM S.A

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of euro, except share data)

	Shares					Accumulated Other Comprehensive Income (loss)
			Additional paid in capital	Deferred Compensation	Retained Earnings (Deficit)		Total Shareholders' Equity
	Shares	Amount
Balance at December 31, 1999	13,423,469	€13,423	€37,297	€(5,632)	€(20,475)	€43	€24,656
Forfeiture of options and founders' warrants			(268)	268
Amortization of deferred compensation				1,758			1,758
Issuance of shares in connection with the public offering on Nasdaq and the Nouveau Marché at €98.50 per share (net of offering costs)	1,050,000	1,050	95,497				96,547
Issuance of shares in connection with the exercise of 109,842 founders' warrants and 12,494 options at an exercise price of €2.29	122,336	122	158				280
Issuance of shares in connection with the exercise of 79,171 founders' warrants and 7,305 options at an exercise price of €4.57	86,476	87	309				396
Comprehensive loss:
Net loss					(14,504)		(14,504)
Foreign currency translation						(1,123)	(1,123)

Total comprehensive loss					(14,504)	(1,123)	(15,627)

Balance at December 31, 2000	14,682,281	14,682	132,993	(3,606)	(34,979)	(1,080)	108,010
Forfeiture of options and founders' warrants			(99)	99
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			1,862	(1,862)
Amortization of deferred compensation				2,378			2,378
Issuance of shares in connection with the exercise of 75,557 founders' warrants and 12,480 options at an exercise price of €2.29	88,037	88	113				201
Issuance of shares in connection with the exercise of 36,743 founders' warrants and 3,553 options at an exercise price of €4.57	40,296	41	144				185
Comprehensive income:
Net income					9,308		9,308
Foreign currency translation						1,802	1,802

Total comprehensive income					9,308	1,802	11,110

Balance at December 31, 2001	14,810,614	14,811	135,013	(2,991)	(25,671)	722	121,884
Forfeiture of options and founders' warrants			(5)	5
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			190	(190)
Amortization of deferred compensation				2,201			2,201
Issuance of shares in connection with the exercise of 154,075 founders' warrants and 25,026 options at an exercise price of €2.29	179,101	179	231				410
Issuance of shares in connection with the exercise of 98,173 founders' warrants and 15,318 options at an exercise price of €4.57	113,491	113	405				518
Issuance of shares in connection with the exercise of 4,684 options at an exercise price of €26.68	4,684	5	120				125
Comprehensive income:
Net income					42,087		42,087
Foreign currency translation						(406)	(406)

Total comprehensive income					42,087	(406)	41,681

Balance at December 31, 2002	15,107,890	€15,108	€135,954	€(975)	€16,416	€316	€166,819

See notes to financial statements

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)

	Years ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net income (loss)	€(14,504)	€9,308	€42,087
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization of property and equipment	3,113	5,042	13,373
Provision for loss on long-term investments	—	716	—
Amortization of goodwill	47	278	—
Amortization of deferred stock compensation	1,758	1,711	2,200
Minority interests	(6)	(804)	(323)
Deferred taxes	—	—	(11,931)
Increase (decrease) in cash from:
Accounts receivable	(20,415)	(15,685)	(49,192)
Inventory	(6,329)	(2,431)	(17,539)
Value added tax recoverable	(960)	(20,518)	15,821
Research tax credit reimbursed	—	—	813
Prepaid expenses and other current assets	(1,893)	(9,951)	2,970
Accounts payable and other accrued expenses	27,077	85,409	21,234
Accrued compensation	1,571	2,105	5,083
Deferred revenue and advances received from customers	2,983	(1,668)	1,887
Income tax payable	—	—	13,605
Other payables	(802)	70	(99)
Other	(219)	(3,584)	1,878

Net cash provided (used) by operating activities	(8,579)	49,998	41,867

Cash flows from investing activities:
Acquisition of equity interest in Arguin Communications for $229 cash paid net of $270 cash acquired	41	—	—
Capital contribution by minority shareholders of Arguin Communications	346	—	—
Acquisition of equity interest in Cambridge Silicon Radio	(1,197)	—	—
Acquisition of Iconn Wireless	—	(4,719)	—
Arguin acquisition, net of cash acquired	—	462	—
Disposal (acquisition) of short-term investments	(26,807)	23,799	(12,104)
Acquisition of long-term investments	(4,078)	(113)	(10,676)
Purchases of property and equipment	(8,333)	(10,330)	(27,307)
Proceeds from sale of property and equipment	—	—	177

Net cash provided (used) by investing activities	(40,028)	9,099	(49,910)
Cash flows from financing activities:
Net increase (decrease) in overdrafts and lines of credit	529	(529)	—
Proceeds from loans	340	—	—
Repayment of loans	(76)	(146)	(488)
Principal payments on capital lease obligations	(1,049)	(815)	(237)
Proceeds from public offering, net	97,223	—	—
Exercise of stock options and founders' warrants	—	386	1,054

Net cash provided (used) by financing activities	96,967	(1,104)	329

Effect of exchange rate changes on cash and cash equivalents	(1,216)	1,755	(1,842)
Net increase (decrease) in cash and cash equivalents	47,144	59,748	(9,556)
Cash and cash equivalents, beginning of period	22,080	69,224	128,972

Cash and cash equivalents, end of period	€69,224	€128,972	€119,416

See notes to financial statements

WAVECOM S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of business and summary of significant accounting policies

  Nature of business

        Wavecom is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on Euronext Paris (Nouveau Marché) in France and on the Nasdaq National Market exchange in the U.S. Wavecom develops, markets and sells a line of digital wireless standard modules, known as WISMO modules, for use in mobile telephones and other wireless applications based on GSM, GPRS and CDMA mobile communications standards. A WISMO module is a compact standardized device that contains substantially all of the software, hardware and other technology needed to enable wireless communications. Wavecom also develops, markets and sells a line of wireless modems. WISMO modules are distributed through Wavecom's direct sales force; wireless modems are sold by the direct sales force as well as by distributors.

  Basis of presentation

        The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of Wavecom S.A., its wholly-owned subsidiaries Wavecom, Inc., a Delaware corporation, Wavecom Asia Pacific Ltd., a Hong Kong corporation, both of which commenced operations in 1998, Wavecom Korea Co. Ltd and Wavecom Deutschland GmbH, branches transformed into subsidiaries in 2002, and Arguin Communications Inc (61,88% controlling interest purchased in October 2000). Inter-company accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to current year presentation.

  Foreign currency

        The reporting currency of Wavecom, for all years presented, is the euro (€).

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

        Wavecom has not undertaken hedging transactions to cover its currency exposure at December 31, 2002.

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

  Shipping and handling costs

        Shipping and handling costs incurred by the Company are reflected in cost of goods sold.

  Research and development

        Wavecom charges all research and development costs to expense as incurred.

  Advertising costs

        The Company expenses advertising costs as incurred. Advertising expenses totaled €1,715,000 for the year ended 2002. Amounts in 2000 and 2001 were not significant.

  Net income (loss) per share

        Net income (loss) per share amounts are computed using the weighted average number of shares outstanding.

        In accordance with SFAS 128 Earnings per Share, basic and diluted earnings per share are presented. Basic earnings per share excludes the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. The effect of options and warrants outstanding in 2000 have been excluded from the 2000 calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2000, and their effect is anti-dilutive. In 2001 and 2002, diluted earnings per share includes the effects of dilutive options and warrants as if they had been exercised.

  Concentration of risk

        Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

        Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom's cash is held principally in euros and United States dollars and concentrated primarily in three major banks in Paris and one major bank in Hong Kong.

        As of December 31, 2002, Wavecom sub-contracts the manufacturing and assembly of its products to three suppliers located in France, Romania and China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers were unable to meet Wavecom's requirements.

        Wavecom sells its products to customers in a variety of industries principally in Asia/Pacific, Europe, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management's expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

        Accounts receivable (before allowance for doubtful accounts) at December 2000, 2001 and 2002 totaled €27,251,000, €46,547,000 and €86,164,000, respectively.

        A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands):

Year ended December 31,	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance
2000	€708	€64	€295	€477
2001	477	164	313	328
2002	328	119	204	243

        For the years ended December 31, 2000, 2001 and 2002, certain customers represented revenues in excess of 10% of Wavecom's total consolidated revenues. The amounts of annual revenues, and corresponding year-end amounts receivable, from these customers were as follows (in thousands):

	2000		2001		2002
	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable
Customer A	€4,798	€1,598	€106,162	€15,817	€368,402	€56,633
Customer B	9,716	6,277	114,130	12,780	42,047	594

        Sales to customers by geographic region are summarized as follows (in thousands):

	Years ended December 31,
	2000	2001	2002
China	€6,901	€126,860	€396,030
Korea	9,716	114,180	47,835
Rest of Asia	4,703	28,662	8,294
Germany	9,235	16,135	13,919
Italy	7,832	8,791	11,345
France	2,113	6,028	9,401
United Kingdom	8,054	3,976	5,940
Rest of Europe	8,846	8,891	20,409
Americas	1,950	3,509	25,082
Rest of world	6,223	5,632	12,834

	€65,573	€322,664	€551,089

        Geographic region is determined by the customer's invoice address and may not indicate the final destination of product usage.

        Substantially all of the Company's long-lived assets are located in France.

  Cash and cash equivalents

        Wavecom considers all highly liquid investments with insignificant interest risk, and purchased with an original maturity of three months or less, to be cash equivalents. At December 31, 2000, 2001 and 2002, Wavecom had amounts of €66,459,000, €83,680,000 (of which €12,794,000 was denominated in U.S. dollars) and €92,826,000, respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates. At December 31, 2000, 2001 and 2002, the book value of these cash equivalents approximated their market value.

        At December 31, 2000, securities had been pledged for a total amount of €2,371,000 representing guaranties of a multi currency overdraft (€1,531,000) and an import documentary credit (€840,000).

  Short-term investments

        As of December 31, 2000, 2001 and 2002, the Company held deposit certificates of €2,881,000, €2,994,000 and €15,112,000, respectively. As of December 31, 2000, the Company held commercial paper for an amount of €23,723,000 which matured in January 2001, earning interest at fixed rates ranging from 4.82% to 5.19%. These investments were classified as available-for-sale and were carried at cost which approximated market value at December 31, 2000, 2001 and 2002.

  Inventory

        Inventories are valued at the lower of cost or market.

  Value added tax recoverable

        Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 2000, 2001 and 2002, the Company had value added tax credits, immediately recoverable, of €1,159,000, €20,600,000 and €2,350,000, respectively.

  Property and equipment

        Property and equipment is stated at cost. The leases are capitalized in accordance with Financial Accounting Standards Board Statement No 13 Accounting for leases (SFAS 13). Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Laboratory equipment	3-5 years
Computer equipment and purchased software	1-3 years
Furniture and office equipment	5 years
Leasehold improvements	10 years, or lease term if less

        Amortization of capitalized leased equipment is included in depreciation expense.

        Wavecom reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flow over the remaining life of the long-lived assets in measuring whether the carrying value is recoverable. An impairment loss would be measured by reducing the carrying value to fair value, based on a discounted cash flow analysis.

  Goodwill

        Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. In accordance with Financial Accounting Standards Board statement No 142, Goodwill and Other Intangible Assets (SFAS 142), the Company ceased amortizing goodwill on a straight-line basis as of January 1, 2002. Goodwill will be tested for impairment on an annual basis and whenever indicators of impairment arise. During 2002, the Company performed the first of the required impairment tests of goodwill, which resulted in a finding that no impairment to goodwill existed.

  Long-term investments

        In October 2000, the Company purchased convertible preferred shares representing less than 1% of the capital of Cambridge Silicon Radio (C.S.R.), a British company, for €1,197,000. The cost method has been used to account for this investment because the Company does not have the ability to exercise significant influence over the investee's operating and financial policies. During 2001 the Company recorded a provision for €716,000 to reflect the estimated decline in value of the investment. The estimated loss was determined based on a valuation used in recent financing rounds for C.S.R. No additional impairment charges were considered necessary during the year ended December 31, 2002.

        Bank guarantees of €2,868,000 and €13,110,000 were issued in December 2000 and in July 2002 in favor of the owners of newly-leased office space, in order to secure annual lease payments. At December 31, 2000 and 2001, investments in commercial paper were pledged as security for €2,881,000 and €2,994,000 respectively, for the duration of a 7-year lease. At December 31, 2002, investments in commercial paper of €13,671,000 have been pledged as security for the duration of a 9-year lease. These investments have been classified as long-term assets in the balance sheet.

  Accrued royalties

        Wavecom's products are designed to conform to certain wireless industry standards. Certain essential technologies are patented and Wavecom uses these essential technologies under licensing agreements for which Wavecom pays royalties. Wavecom has concluded licensing agreements with four patent holders for technologies deemed to be essential for Wavecom's products and is in the process of negotiating with other patent holders. Wavecom's management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom's products.

        The estimated cost of royalties, which may be due to other patent holders in connection with their technologies as well as yet unasserted claims, have been accrued in the financial statements, based on a percentage of consolidated product revenues. The ultimate royalty paid by the company may differ from the amounts accrued.

  Warranty accrual

        The company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the product is shipped and the sale recorded. The provision is calculated based on a statistical rate which is continually revised for specific warranty issues and actual experience. An additional accrual is recorded to cover known repair risks not included in the statistical provision.

        Factors that affect Wavecom's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

  Deferred revenue and advances received from customers

        Deferred revenue includes amounts invoiced to customers in accordance with the terms of technology development contracts, but deferred by the Company as the corresponding work has not yet been completed. Advances include cash received in advance of product shipments.

  Fair value of financial instruments

        At December 31, 2000, 2001 and 2002, the carrying values of current financial instruments such as cash equivalents, accounts receivable, accounts payable, other receivables and accrued liabilities approximated their market values, based on the short-term maturities of these instruments. There was no long-term debt at December 31, 2000, 2001 or 2002. Other long-term liabilities at December 31, 2002 are not material.

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

  Employee stock options and warrants

        Wavecom accounts for stock options and warrants granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation expense is recognized for stock options and warrants issued to employees with an exercise price equal to the fair value of the underlying shares. Options and warrants issued with an exercise price less than the fair value result in deferred compensation which is amortized to expense over the vesting period.

        Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair-value-based method of accounting for employee stock options and similar equity instruments. Companies that elect to continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income and net income per share as if the fair-value-based method proposed by SFAS 123 had been adopted. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

        The fair value for these options and founders' warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2000, 2001 and 2002: risk-free interest rates of 5.10% for 2000, 4.94% for 2001 and 4.00% for 2002, no expected dividends, volatility factors of 0.92 for 2000, 1.17 for 2001 and 0.74 for 2002, and a weighted average expected life of the options and founders' warrants of 5 years.

	Years ended December 31
	2000	2001	2002
	(In millions, except per share data)
Net income (loss), as reported	€(14,504)	€9,308	€42,087
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	1,754	2,378	2,200
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,787)	(27,600)	(32,183)

Pro forma net income (loss)	€(21,537)	€(15,914)	€12,104

Earnings per share:
Basic—as reported	€(1.03)	€0.63	€2.82
Basic—pro forma	€(1.53)	€(1.08)	€0.81
Diluted—as reported	€(1.03)	€0.61	€2.74
Diluted—pro forma	€(1.53)	€(1.08)	€0.79

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

  Recent accounting pronouncements

        In June 2001, the Financial Accounting Standards Board issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 will become effective for Wavecom beginning on January 1, 2003. Wavecom does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

        In June 2002, the Financial Accounting Standards Board issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.This statement addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)". Under SFAS 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement becomes effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. Wavecom does not anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

        On November 25, 2002, the Financial Accounting Standards Board announced the issuance of Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which has been superseded by this Interpretation. Given observed differences in practice, this Interpretation clarifies the requirements for a guarantor's accounting and interim and annual financial statement disclosures of certain guarantees issued and outstanding. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The incremental disclosure requirements in this Interpretation are effective, and have been adopted by Wavecom, for the financial statements ending December 31, 2002. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after

December 31, 2002. Wavecom does not anticipate that adoption of Interpretation No. 45 will have a material impact on its results of operations or its financial position.

        In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003. Wavecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

2.     Acquisitions

  Iconn Wireless

        In December 2001, the subsidiary Wavecom Inc acquired Iconn Wireless, a company based in San Diego, California, enabling Wavecom to acquire technology and know-how for Code Division Multiple Access (CDMA) technology. Wavecom purchased Iconn Wireless for €5,270,000 including €625,000 in tangible and intangible assets. The difference between the purchase price and the amount of identifiable assets (€4,645,000) was allocated to goodwill but is not amortized, in accordance with SFAS No 142. In connection with the acquisition, €1,339,000 in cash was placed in escrow by Wavecom. The cash was paid to the employees as certain technology milestones were achieved in 2002, and the company recognized the related charges as research and development expenses.

  Arguin Communications Inc

        In October 2000, Wavecom purchased a majority interest of 51% of the voting rights in Arguin Communications Inc, headquartered in San Diego, California, increased to 61,88% in January 2001, which enabled Wavecom to have strategic control over the future technology to be developed by Arguin Communications Inc.

        The Company purchased Arguin Communications Inc for €3,454,000 in cash including €691,000 for the purchase of existing shares (€229,000 paid in October 2000 and €462,000 paid in January 2001) and €2,763,000 to subscribe to a share capital increase. The total amount of this share capital increase, including minority interests, was €3,109,000. The net assets purchased included €270,000 in cash. The purchase price exceeded the fair value of the net tangible assets by €1,323,000, which was allocated to goodwill and previously was being amortized over 5 years. In accordance with the provisions of SFAS 142, amortization of goodwill ceased as of December 31, 2001. Deferred compensation of €1,862,000 and €190,000 was recognized in 2001 and 2002, respectively, in connection with the issuance of shares of Arguin Communications to the majority shareholders. Amortization related to these shares amounted to €667,000 and €613,000 in the year ended December 31, 2001 and 2002, respectively.

        Results of operations of Arguin Communications Inc. and Iconn Wireless are included in Wavecom's operating results from their respective dates of acquisition. Pro Forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to Wavecom's results of operations.

3.     Inventory

        Components of inventory are:

	December 31,
	2000	2001	2002
	(in thousands)
Purchased components and raw materials	€8,902	€70	€17,890
Finished goods	2,806	15,785	19,708

	11,708	15,855	37,598
Provision for obsolete inventory	378	1,997	7,393

	€11,330	€13,858	€30,205

        Beginning in the second half year of 2001, all components used in the production process were purchased, by Wavecom's contract manufacturers who bore the risk of ownership.

        In June 2002, Wavecom amended the contract with two of its contract manufacturer to reflect its increased role in negotiating terms and conditions directly with component suppliers, as well as the overall evolution of Wavecom industrial and purchasing organization. As a result of the changes in the contract terms, Wavecom believes that it bears the risk of ownership of the components to be used for the products, although these components continue to be legally owned by the contract manufacturer. Therefore, at December 31, 2002, inventory includes these components, with a corresponding liability due to the contract manufacturer.

        At December 31, 2002, the inventory of finished goods also includes €4,440,000 held by contract manufacturers for which Wavecom bears the risk of ownership. The company had no such inventory in the previous years.

4.     Property and equipment

        Property and equipment includes:

	December 31,
	2000	2001	2002
	(in thousands)
Laboratory and testing equipment	€10,787	€15,203	€29,309
Computer equipment and software	5,178	7,835	17,604
Furniture and office equipment	1,118	2,288	2,801
Leasehold improvements	716	2,445	4,998
Other	650	1,288	1,363

	18,449	29,059	56,075
Accumulated depreciation and amortization	8,382	13,393	26,451

	€10,067	€15,666	€29,624

        Depreciation expense in the years ended December 2000, 2001 and 2002 totaled €3,136,000, €5,068,000 and €13,365,000, respectively.

        Equipment purchased under capital leases in the years ended December 31, 2000, 2001 and 2002 totaled €149,000, €291,000 and €321,000 respectively. The cost of such equipment included in property and equipment at December 31, 2000, 2001 and 2002 totaled €4,489,000, €4,755,000 and €4,937,000 respectively. Accumulated amortization of this equipment totaled €3,601,000, €4,343,000 and €4,433,000 at December 31, 2000, 2001 and 2002, respectively.

5.     Prepaid expenses and other current assets

        Prepaid expenses and other current assets include:

	December 31,
	2000	2001	2002
	(in thousands)
Research tax credit: current portion	—	€813	—
Suppliers' credit note accruals	€1,193	5,717	—
Prepaid expenses	1,205	4,245	€8,023
Iconn Wireless amounts held in escrow	—	1,339	—
Other current assets	449	606	1,312

Total prepaid expenses and other current assets	€2,847	€12,720	€9,335

        Credit notes from suppliers are accrued at the end of each period, based on amounts which have been negotiated and accepted by Wavecom's contract manufacturers. These amounts are recorded as reductions of cost of goods sold. Settlements of the credit notes were received during the following year.

        Prepaid expenses includes primarily prepaid rent and other operating expenses. At December 31, 2002, it also included €2,009,000 in prepaid advertising expenses.

6.     Goodwill and intangible assets

        Goodwill was approximately €1,279,000, €5,716,000 and €4,807,000 as of December 31, 2000, 2001 and 2002 respectively, net of accumulated amortization of approximately €47,000, €326,000 and €274,000 at December 31, 2000, 2001 and 2002, respectively. All goodwill is denominated in U.S. dollars and translated into euros at the exchange rate at each balance sheet date.

        During 2002 the Company performed the first of the required annual impairment tests of goodwill, which resulted in a finding that no impairment to goodwill existed. This test consisted of a comparison of the fair value of the reporting unit with its carrying amount, including the goodwill. The fair value of the reporting unit was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Based on the analysis, the Company determined that the fair value was in excess of the carrying amount of the reporting unit.

        The changes in the carrying amount of goodwill from December 31, 2000 through December 31, 2002, are as follows (in thousands):

	December 31,
	2000	2001	2002
Balance as of the beginning of the year		€1,279	€5,716
Add: Goodwill acquired during the year	€1,323	4,645	—
Less: Amortization of goodwill	(47)	(279)	—
Impact of foreign currency fluctuations on goodwill	3	71	(909)

Balance as of the end of the year	€1,279	€5,716	€4,807

        The following table sets forth net income per share and ADS adjusted to exclude goodwill amortization recognized prior to the adoption of FAS 142 on January 1, 2002 (in thousands, except for per share and ADS amounts):

	Year Ended December 31,
	2000	2001	2002
Reported net income (loss)	€(14,504)	€9,308	€42,087
Add back: goodwill amortization	47	278	—

Adjusted net income	€(14,457)	€9,586	€42,087

Net income (loss) per share—basic:
Reported	€(1.03)	€0.63	€2.82
Add back: goodwill amortization	—	0.02	—

Adjusted	€(1.03)	€0.65	€2.82

Net income (loss) per share—diluted:
Reported	€(1.03)	€0.61	€2.74
Add back: goodwill amortization	—	0.02	—

Adjusted	€(1.03)	€0.63	€2.74

        Other intangible assets are not material to the financial statements.

7.     Debts

        The following table presents a summary of Wavecom's debt:

	December 31,
	2000	2001	2002
	(in thousands)
Short-term debt:
Overdraft facility	€529	—	—
Interest-free loan from government agency	634	€488	—
Current portion of capital lease obligation	794	201	€214

Total short-term debt and current portion of long-term debt	€1,957	€689	€214

Long-term debt:
Long-term portion of capital lease obligation	€166	€228	€287

Total long-term debt, less current portion	€166	€228	€287

  Overdraft facilities

        At December 31, 2002, Wavecom had multi-currency overdraft facilities with one French bank for borrowings of up to €1,000,000. The overdraft facilities bore interest at market rate plus margins of 1.5% from January to September 2002 and 0.85% for the fourth quarter of 2002. The average effective rate for the year ended December 31,2002 relating to this credit line was 4.45%. The average effective rate at December 31, 2002 was 4.29%. Wavecom had not used these overdraft facilities at December 31, 2002.

        At December 31, 2001, Wavecom had multi-currency overdraft facilities with a French bank for borrowings of up to €2,287,000. The overdraft facilities bore interest at market rate plus a margin of

1.5%. The average effective rate at December 31, 2001 was 3.02%. Wavecom had not used these overdraft facilities at December 31, 2001. A multi-currency overdraft facilities of €2,286,000 bearing interest at market rate plus a margin of 0.5% and the attached pledge of securities relating to this facility where terminated before December 31, 2001.

        At December 31, 2000 Wavecom had multi-currency overdraft facilities with two French banks allowing for borrowings of up to €4,573,000. The overdraft facilities bore interest at market rate plus margins ranging from 0.5% to 1.5% which corresponded to an effective rate of 7.8% at December 31, 2000 and an average effective rate of 6.88% for the year then ended. One of the facilities (€2,286,000) was secured for 67% of its total amount by pledged securities. At December 31, 2000, €529,000 was drawn on this facility.

  Other debts

        Wavecom received an interest-free loan from Coface (€294,000 at December 31, 1999, increased by €340,000 in 2000), an export credit agency of the French government. Timing of repayment of the loan is based upon the actual sales generated by Wavecom's United States subsidiary. Wavecom repaid €146,000 of the loan in the year ended December 31, 2001 and the remaining €488,000 during the year ended December 31, 2002.

        The only significant debt covenants relate to short-term financing arrangements and require repayment in the event of default or liquidation of Wavecom.

  Leasing

        Future minimum lease payments under capitalized lease obligations for the years ending December 31 are as follows (in thousands):

2003	€201
2004	152
2005	98
2006	24

Total minimum lease payments	475
Less amount representing interest	(26)

Present value of net minimum lease payments	501
Less current portion	214

Long-term portion	€287

  Interest

        Interest paid in the years ended December 31, 2000, 2001 and 2002 totaled approximately €240,000, €447,000 and €515,000, respectively.

8.     Other accrued expenses

        Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

	December 31,
	2000	2001	2002
	(in thousands)
Accrued royalties	€5,078	€9,375	€29,214
Warranty accrual	114	2,392	3,810
Other accrued expenses	1,009	3,758	3,343

Total	€6,201	€15,525	€36,367

        Changes of accrued royalties, warranty accrual and other accrued expenses during the period are as follows (in thousands):

	Balance at December 31, 2001	Accruals issued during the period	Settlements made during the period	Changes in liability for pre-existing accruals during the period, including expirations	Balance at December 31, 2002
Accrued royalties	€9,375	€20,636	€797		€29,214
Warranty accrual	2,392	13,017	11,599		3,810
Other accrued expenses	3,758	3,255	2,562	€1,108	3,343

Total	€15,525	€36.908	€14,958	€1,108	€36,367

9.     Shareholders' equity

        At December 31, 2002, 15,107,890 shares were issued and outstanding with a nominal value of €1 per share.

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

  Dividend rights

        Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom's by-laws. There were no distributable retained earnings at December 31, 2002. Dividend distributions by Wavecom, if any, will be made in euro.

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

        Options and founders' warrants granted in 2000, 2001 and 2002 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 33 1/3% per year over 3 years.

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

        A summary of the founders' warrants and warrants to Board members is as follows:

	Founders' warrants to employees of the French parent company										Warrants to members of the board of directors
Shareholders' meeting date	09/21/98	02/25/99	03/15/00		06/27/00		12/20/00	06/29/01	12/19/01	06/17/02	03/15/00	06/27/00	06/29/01	06/17/02
Total of warrants authorized	495 000	530 800	300 000		100 000		400 000	600 000	250 000	590 000	15 000	15 000	30 000	20 000
Board of directors date	N/A	N/A	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00	06/29/01	12/19/01	07/09/02	N/A	N/A	N/A	N/A
Total of warrants granted	495 000	530 800	157 200	101 300	50 860	41 000	400 000	467 151	233 500	395 360	15 000	15 000	30 000	20 000
Exercise price	€2.29	€4.57	€139.52	€103.23	€103.23	€136.62	€69.86	€34.66	€41.09	€39.18	€150.72	€103.23	€34.66	€42.46
Total of warrants exercised	339 474	214 087	—	—	—	—	—	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2002	29 159	39 184	27 400	2 500	8 220	13 500	61 140	17 096	24 000	—	—	—	—	—
Total of warrants cancelled during the year ended	—	1 860	6 300	—	1 890	—	3 500	13 001	24 000	—	—	—	—	—
Total of warrants granted and not exercised at December 31, 2002	126 367	277 529	129 800	98 800	42 640	27 500	338 860	450 055	209 500	395 360	15 000	15 000	30 000	20 000
Total of warrants exercisable at December 31, 2002	126 367	237 179	89 065	61 706	26 518	16 575	168 384	167 644	52 375	—	15 000	10 000	10 000	—
Expiration date(1)	09/20/03	02/24/04	03/14/05		06/26/05		12/19/05	06/28/06	12/18/06	06/16/07	03/14/05	06/26/05	06/28/06	06/16/07

(1)
Founders' warrants not exercised at the expiration date will be converted into stock options

        A summary of the stock options is as follows:

STOCK OPTIONS
Shareholders' meeting date	09/21/98			02/25/99				03/15/00						06/27/00				12/20/00				06/29/01			12/19/01			06/17/02
Total of stock options authorized	650 000			600 000				300 000						100 000				800 000				1 200 000			450 000			840 000
Board of directors date	09/21/98			02/09/99			04/27/99	03/30/00			06/27/00			06/27/00		07/24/00		12/20/00			03/14/01	06/29/01			12/19/01			07/09/02
Total of stock options granted	495 000	(1)	50 000	530 800	(1)	37 500	1 500	157 200	(1)	5 700	101 300	(1)	24 710	50 860	(1)	41 000	(1)	400 000	(1)	90 590	61 000	467 151	(1)	97 395	233 500	(1)	193 500	395 360	(1)	174 095
Exercise price	€2.29		€2.29	€4.57		€4.57	€4.57	€139.52		€139.52	€103.23		€103.23	€103.23		€136.62		€69.86		€69.86	€26.68	€34.66		€34.66	€41.09		€41.09	€39.18		€39.18
Total of stock options exercised			50 000			26 176	—			—			—							—	4 684			—			—
Total of stock options cancelled at December 31, 2002(2)	368 633		—	253 271		1 500	—	27 400		1 200	2 500		360	8 220		13 500		61 140		4 940	10 000	17 096		3 820	24 000		17 000			13 625
Total of stock options granted and not exercised at December 31, 2002	126 367		—	277 529		9 824	1 500	129 800		4 500	98 800		24 350	42 640		27 500		338 860		85 650	46 316	450 055		93 575	209 500		176 500	395 360		160 470
Total of stock options exercisable at December 31, 2002	—		—	—		6 824				3 087			15 211			—				42 825	18 636	—		35 043	—		44 125	—		—
Expiration date(1)	09/20/08			02/24/09				03/14/10						06/26/10				12/19/10				06/28/11			12/18/11			06/16/12

(1)
Options which will become exercisable after 5 years to the extent which the related founders' warrants expire unexercisable

(2)
Stock options cancelled, to be granted by futur board of directors

EXHIBIT INDEX

Number	Name
1	Statuts (by-laws) of the Registrant, updated as of February 7, 2003 (English Translation).*
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
4.6
GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001 (filed as Exhibit 4.6 to the Registrant's Annual Report on Form 20-F, filed with the Commission on June 28, 2002).**
4.7
Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31 2001 (filed as Exhibit 4.7 to the Registrant's Annual Report on Form 20-F, filed with the Commission on June 28, 2002).**
4.8	GSM patent non assertion agreement with NEC Corporation as of November 19, 2002.*&
4.9	Patent License Agreement with Thomson Licensing S.A. and Alcatel S.A., effective January 1, 2003.*&
8	List of subsidiaries of the Registrant
10	Consent of Ernst & Young Audit.
99.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350*
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350*

*
Filed herewith.

**
The registrant has received confidential treatment of portions of this agreement.

&
The registrant has requested confidential treatment of portions of this agreement.