Form 20-F
period 2003-12-31
WAVECOM SA
filed 2004-04-16
CIK 1085763

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 000-30078

WAVECOM S.A.
(Exact name of Registrant as specified in its charter)

France
(Jurisdiction of Incorporation or Organization)

3, esplanade du Foncet
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

Shares (including 156,345 shares of treasury stock)	15,342,789
American Depositary Shares	2,286,161

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

Item 17 ☐    Item 18 ☒

PRESENTATION OF INFORMATION

        Unless the context otherwise indicates, references to "Wavecom," "we" or us include Wavecom S.A. and its subsidiaries. References to "U.S. dollars" or "$" contained herein are to the lawful currency of the United States, and references to "euro" or "€" are to the currency of the European Monetary Union.

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

2          Wavecom Annual Report Form 20-F 2003

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Selected Financial Data

        The following selected financial data for the five years ended December 31, 2003 are derived from the consolidated financial statements of Wavecom, which have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Audit, independent auditors. The data should be read in conjunction with "Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included in this annual report.

	Years ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except for share amounts)
Consolidated statements of operations data:
Revenues:
Product sales	€34,563	€63,055	€317,571	€549,543	€271,773
Technology development and other services	1,853	2,518	5,093	1,546	3,855
License fees and royalties	144	—	—	—	—

Total revenues	36,560	65,573	322,664	551,089	275,628
Cost of revenues:
Cost of goods sold	26,236	51,457	254,658	371,919	168,465
Cost of services	2,148	4,522	4,718	4,709	4,704

Total cost of revenues	28,384	55,979	259,376	376,628	173,169

Gross profit	8,176	9,594	63,288	174,461	102,459
Operating expenses:
Research and development	11,913	16,133	32,634	64,093	62,123
Sales and marketing	3,412	5,836	12,416	26,600	27,766
General and administrative	3,070	5,598	13,297	26,163	39,141
Amortization and impairment of goodwill	—	47	278	—	4,244
Deferred compensation amortization	1,608	1,758	1,711	1,587	205
Provision for loss—ICO Development contract	2,607	—	—	—	—

Total operating expenses	22,610	29,372	60,336	118,443	133,479

Operating income (loss)	(14,434)	(19,778)	2,952	56,018	(31,020)
Interest and other financial income (expense), net	(207)	3,734	3,969	(7,698)	702
Provision for loss on long-term investment	—	—	(716)	—	—
Beneficial conversion feature of convertible debt	(1,072)	—	—	—	—
Income (loss) before minority interests and income taxes	(15,713)	(16,044)	6,205	48,320	(30,318)

Minority interest	—	6	804	323	(38)

Income (loss) before income taxes	(15,713)	(16,038)	7,009	48,643	(30,280)
Income tax expense (benefit)	(736)	(1,534)	(2,299)	6,556	(4,400)

Net income (loss)	€(14,977)	€(14,504)	€9,308	€42,087	€(25,880)

Basic net income (loss) per share(1)	€(1.26)	€(1.03)	€0.63	€2.82	€(1.71)
Diluted net income (loss) per share	€(1.26)	€(1.03)	€0.61	€2.74	€(1.71)
Cash dividends declared per share(2)	—	—	—	—	—
Number of shares used in computing basic net income (loss) per share	11,922,770	14,081,178	14,726,647	14,943,048	15,098,795
Number of shares used in computing diluted net income (loss) per share	11,922,770	14,081,178	15,359,226	15,348,985	15,098,795

Wavecom Annual Report Form 20-F 2003          3

	December 31
	1999	2000	2001	2002	2003
Consolidated balance sheet data:
Total current assets	€34,957	€138,323	€227,028	€270,308	€210,483
Total assets	41,462	158,298	259,947	332,034	280,490
Total current liabilities	15,927	48,957	137,064	164,890	131,204
Total long-term liabilities	879	166	638	287	6,692
Total shareholders' equity	24,656	108,010	121,884	166,819	142,594

(1)
Net income (loss) per share amounts are computed using the weighted average number of shares outstanding. It excludes options and warrants, and reflects only the actual ordinary shares outstanding.

(2)
We do not expect to pay any cash dividends on our shares in the foreseeable future.

Exchange Rate Data

        Since January 1, 1999 our functional currency has been the euro, the currency of the European Monetary Union, of which the Republic of France is a member. The exchange rate for conversion of euros into U.S. dollars (using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) on April 13, 2004 was $1.1923 = €1.00. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the Nasdaq National Market.

        The following table shows the noon buying rates for the number of U.S. dollars per euro for the period since January 1, 1999. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Month	High	Low
2004
March	1.2431	1.2088
February	1.2848	1.2426
January	1.2853	1.2389
2003
December	1.2597	1.1956
November	1.1995	1.1417
October	1.1833	1.1596
Year ended December 31,	Average
2003	$1.1315
2002	1.0485
2001	0.8952
2000	0.9234
1999	1.0667

4          Wavecom Annual Report Form 20-F 2003

Risk Factors:

        In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may affect our results.

Intense competition from companies in both the wireless device sector and the semiconductor sector could reduce our market share in all of our geographic markets and reduce our revenues

        The market for wireless core technology is fragmented but intensely competitive. We currently compete in different segments of the market with different types of suppliers. In the market to supply core technology to telephone handset manufacturers, we compete primarily with major international semiconductor companies. In the vertical applications markets, we compete with a broad array of companies, from manufacturers of integrated wireless modules and modems to specialist designers. We expect competition to intensify, especially in the vertical applications markets, as growth in these markets attracts additional participants.

        Many of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, a larger customer base and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to new and emerging technologies and changes in customer requirements, and they may also be able to devote greater resources to the promotion and sale of their products. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. New competitors, or alliances among competitors, could emerge and rapidly acquire significant market share. Existing or new competitors may also develop technologies that more effectively address our markets with products that offer enhanced features and functionality, lower power requirements, greater levels of integration or lower cost. Competition has forced us to reduce the average selling prices for some of our products, and we expect such price reductions to continue in the future. Competition may also result in reduced gross margins and loss of market share in certain markets. We cannot assure you that we will be able to continue to compete successfully or that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

Declining sales prices of personal communication devices, such as mobile telephones, and other wireless products could affect our operating results adversely

        The prices of mobile telephones decreased rapidly during 2003. We believe that the prices of other wireless communications products will also decrease over time. As a result, prices for our Wismo modules, wireless modems and component solutions have declined and are likely to continue to decline at an accelerated pace in the years to come. More importantly, in order for us to address a larger market, and in order for our customers to introduce attractively priced products, we believe we must continue to reduce our selling prices. We will be unable to return to profitability unless we can offset these price decreases with increases in unit volumes and reductions in per unit costs.

We rely on a small number of major customers. The loss of one or more of these customers, or a reduction of purchases by one or more major customers, may adversely affect our sales, operating results and cash flows

        Although the global handset market experienced significant growth worldwide in 2003, we experienced declining revenues during this period as the market for mobile telephones in East Asia, and particularly in China, was flooded with low-end products. Although our customers in the East Asian market have been particularly successful in building market share in that expanding market, many of their product offerings address the lower end of the market and do not incorporate our products or technology. The revenue decline

Wavecom Annual Report Form 20-F 2003          5

that we experienced in 2003 may continue if the Chinese and other markets in which our customers sell their products should experience a downturn; if our customers are unable to remain competitive and increase their market share in their local markets; if they decrease sales of products based on our offering; if we are unable to win new customers or if we are unable to significantly lower our prices to compete with other suppliers.

        In 2003 we were able to achieve a more balanced portfolio among our customers and within our geographic regions, but overall revenues for the year were significantly lower than revenues in 2002. The dynamics of the personal communication device markets and vertical markets in Europe, the Americas and Asia are all very different, and we cannot assure you that the strategies that enabled us to grow quickly in the Asian handset supply market in the past will work in those other markets, or that we will be successful in serving those markets.

        The following table sets forth revenues from our largest customers for the past three years:

	2001		2002		2003
Percentage of total revenues represented by the five largest customers	80.4	%*	83.9	%**	63.3	%***
Percentage of total revenues represented by the ten largest customers	88.1%		90.1%		76.0%

*
In 2001, sales to Sewon Telecom represented 35.4% of total revenue; sales to Amtal International Ltd., agent for TCL Mobile Communication (HK) Company Ltd., represented 32.9% of total revenue.

**
In 2002, sales to TCL Mobile Communication, either directly or through Amtal International Ltd., represented 67% of total revenue.

***
In 2003, three customers represented more than 10% of sales: TCL (19.4%), Soutec (18.3%) and Intercel, a Hong Kong-based distributor (12.1%).

Significant cancellations or deferrals of orders could adversely affect our business

        We sell products pursuant to advance purchase orders that customers may be allowed to cancel or defer on short notice, at our discretion, sometimes without incurring a significant penalty. Significant deferrals have in the past, and may again in the future, result in shortfalls from expected revenues in a fiscal quarter or fiscal year. Significant cancellations could materially and adversely affect our business, financial condition and results of operations. If we experience significant order cancellations or deferrals, or if we overstock products in anticipation of orders that fail to materialize, or if we accept the return of previously sold products, we may end up with excess or obsolete inventory, which could reduce our profit margins and result in inventory write-offs.

We operated at a loss during 2003. As a result, our cash reserves were reduced. If we continue to operate at a loss our cash reserves will continue to decrease which could result in our major suppliers requiring different payment terms or bank guarantees

        Our company is "fabless," which means it operates without factories. As a result, our capital expenditures are relatively low and our main cash flows come from, and are used in, operations. During 2003 we experienced negative cash flows from operations. Our cash reserves as of December 31, 2002 were €135 million and as of December 31, 2003 were €111 million. If we continue to operate at a loss, our main suppliers, specifically the contract manufacturers who make our products, may require us to have stricter payment terms or may eventually require us to provide bank guarantees or letters of credit, which would have a negative impact on our cash flows. Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements for at least 12 months from the date of this report. If our plans change, or if we do not achieve profits or if our profits are significantly lower than anticipated, we may need additional funding to remain in business.

6          Wavecom Annual Report Form 20-F 2003

The wireless communication market in which we operate is characterized by rapidly changing and increasingly complex technologies. If we are unable to keep pace with these new technology trends, our product offerings may not remain competitive and we may lose customers

        The markets in which we sell our wireless solutions are developing new types of products and new versions of existing products regularly. To be competitive, manufacturers who purchase our Wismo modules and wireless modems for use in their mobile telephones and other applications must offer products that satisfy consumer demand for smaller, less expensive products with more features. To meet our customers' needs, we must continuously update and enhance our products, shortening their life cycles so that they meet the latest standards and include up-to-date features.

        To develop these enhancements, new designs and technologies, we must spend time and significant amounts of money on research and development. These investments are generally made before commercial viability for such enhanced products is ensured and we may not receive any significant revenues from these products if we misjudge the market or miss a product life-cycle window. We intend to introduce our own chipset solutions during 2004, to be commercialized under the name WISMO Flex, and cannot assure you that these products will be commercially successful. We may lose market share if our competitors, most of which are larger and have greater resources than we do, are more successful or faster than we are in updating and improving products and technology.

        In addition, several of our products rely on unproven or evolving technologies that may contain defects or other quality or performance problems, which may harm our reputation and increase our costs.

Our sales and operating results could be adversely affected if the third parties on whom we rely for the supply, assembly and manufacture of our components and finished products are unable to meet our supply, quality or manufacturing requirements

        We rely primarily on third parties to supply components for our products and to assemble and to test our products.

        Through the end of 2003, we relied on three separate contract manufacturers to produce our modules and modems. In October of 2003 we made the decision to concentrate all manufacturing with a single contract manufacturer. We chose Solectron, using its plant in Suzhou, China. We will be consolidating the production of all of our modules and modems at this new site during 2004. If this transfer is not done in a timely and successful manner or if the actual costs are higher than anticipated or if this transfer causes disruption to our operations, our revenues and profitability could suffer. Although we believe the use of a single contract manufacturer will help us to reduce costs and improve controls over the manufacture of our products, reliance on a single manufacturer will increase the risk that we could encounter manufacturing or supply problems.

        Using third parties to manufacture key components of our products and to assemble and test our products reduces our control over product delivery schedules, quality assurance, manufacturing yields and costs. The third parties who manufacture, assemble and test our components and our products have other customers and may not have sufficient capacity to meet all of our supply, manufacturing, assembly and testing needs during periods of excess demand. They may experience financial difficulties, or delays or disruption to their production, or may fail to meet our specified requirements, notably our quality standards.

        We believe that a number of our suppliers are sole sources for key components. These key components are complex and difficult to manufacture and require long lead times. We work with our suppliers on a twelve-month rolling forecast basis and we currently believe that we have secured an adequate supply based on our production forecasts for the next twelve months. To reduce such uncertainty, we have developed a proprietary baseband chipset and intend to continue developing other key components for our products, but we still run a risk in subcontracting the production of these chipsets. In the event of a reduction or interruption of supply, or a degradation in quality, it could take several months before we could begin

Wavecom Annual Report Form 20-F 2003          7

receiving adequate supplies from alternative sources. Supply interruptions could delay product shipments, causing our revenues to decline and operating results to suffer.

Fluctuations in the rate of exchange between our reporting currency, the euro, and the U.S. dollar can affect our net sales and costs

        Although the functional currency of Wavecom S.A. is the euro, a significant portion of our revenues is recorded in U.S. dollars. At the same time, most of our components are purchased in U.S. dollars and a portion of our operating expenses is in U.S. dollars. The value of the euro increased significantly against the dollar throughout 2003. A further strengthening of the euro against the U.S. dollar could reduce our reported revenues and negatively affect our reported operating and net results.

        We incurred foreign exchange losses in 2002 and 2003 and we may incur such losses again in the future. Beginning in January 2003, we put in place a program to hedge our currency risk through the use of forward contracts and put and call options, covering expected net cash flows in U.S. dollars. The objective of this program is to minimize our risk, but we will never be able to eliminate the risk.

We need to attract, retain and develop key personnel who are skilled in our business and technology to remain competitive and properly manage our growth

        It is important to our success that we retain our highly skilled product development, sales, marketing and other key employees, and continue to attract and motivate additional skilled employees. We rely to a large extent on independent contractors who work for consulting firms.

        In January 2004 we announced a plan to restructure our business organization, which is expected to result in significant headcount reductions throughout our company. If we fail to complete the restructuring properly, we may lose personnel, either voluntarily or involuntarily, whose contributions are needed for the development, sales and marketing of our current and future products. This headcount reduction may also make it more difficult for us in the future to attract and retain the personnel needed for growth. If we fail to attract, hire or retain appropriately qualified personnel, we could experience delays in our research and development projects or our product roll-outs which could affect our ability to bring new products to market successfully or on a timely basis.

        Changes in our market and in our business organization have placed a significant strain on our management systems and resources. In order to manage these changes, and to successfully restructure our business, we will need to modify our internal systems, controls and procedures, improve coordination among departments and better manage our workforce. If we fail to effectively face changes in our markets and manage our business to address the above concerns, our operating results could suffer and we may be unable to expand our business.

Destabilizing events in Asia, particularly in China, could hurt our revenues

        In 2001, 2002 and 2003, sales to Asian customers represented 84%, 82% and 69%, respectively, of revenues, reflecting shipments pursuant to large contracts with customers in China, Taiwan and South Korea. We expect that, for the foreseeable future, a significant portion of our revenues will be generated from Asian customers, and in particular from customers based in China or serving the Chinese market.

        The outbreak of the SARS virus in parts of China caused travel and business disruption throughout Asia during much of 2003. In response to the outbreak, we curtailed business travel between our European and Asian offices. Personnel shortages and logistics problems resulting from the outbreak caused delays in deliveries of vital electronic components from Asia to many companies worldwide, and impaired their ability to meet commitments to their own customers. While the SARS outbreak did not directly affect production of our products or delivery of components to our contract manufacturers' facilities, a protracted or more

8          Wavecom Annual Report Form 20-F 2003

widespread epidemic of the SARS virus, or of "bird flu" or another communicable disease, could affect the production or the distribution of our products, which could materially harm our business.

        Similarly, a financial crisis in Asia, particularly in China, could substantially reduce our revenues from Asian customers or customers selling to end users in Asia. Political upheaval in China or a change in the political climate, making China a less favorable environment for foreign businesses, could also substantially reduce our revenues.

Our costs may increase or we may have to redesign our products if they infringe other companies' intellectual property rights

        Other companies have patents, copyrights, trade secrets and other intellectual property rights covering technology used in the wireless communications industry. Although we have entered into intellectual property licenses permitting us to use rights of third parties, if any of our products were found to infringe on protected technology, we could be required to redesign them, to obtain further intellectual property licenses or to pay royalties or damages to the owner of the technology. The resulting costs would harm our business. If we were unable to obtain these licenses or to redesign our products to make them non-infringing, we could be prohibited from marketing our products.

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

Wavecom Annual Report Form 20-F 2003          9

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

We may not be able to sell our products under the Wavecom name or use the trademark "WISMO" in certain countries

        Several companies, some of which are in businesses similar to our own, use the word Wavecom or a similar word as either a trade name or as a brand name for their products, in particular in the United States. This could cause confusion in the marketplace and harm our sales. If one of these other companies were to take effective legal action to prohibit us from continuing to use the name Wavecom, we could be forced to use a different name and, as a result, it would be more difficult for customers to identify us and our sales might suffer. The trademark WISMO may not be protected in some countries where we do business. Use of the trade name WISMO was opposed in certain countries and if these opponents succeed we may be prohibited from using this trade name in certain jurisdictions.

Adherence to technical requirements or legal regulations may increase our cost base

        The implementation of new technical requirements or legal or environmental regulations, such as the European Union's recent directive mandating recycling of used electronic components, may adversely affect the timing and costs of introduction of our products. This could ultimately impair the success of our business even though these regulations may not directly apply to us or our industry.

Events anticipated in forward-looking statements in this annual report may not occur

        This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believe," "anticipate," "plan," "expect" and similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks that we face, described above and elsewhere in this annual report.

Item 4. Information on the Company

Business Overview

        We are one of the world's leading suppliers of complete technological solutions for wireless digital voice and data applications. We develop and sell an extensive range of integrated solutions, including all the software and hardware elements required for designing innovative wireless devices, as well as the development tools and services required for faster, easier market launches of our customers' end products.

        Our solutions are integrated in telecommunications terminals that use radio frequencies based on the following standards: GSM (Global System for Mobile communications); GPRS (General Packet Radio Services); and CDMA (Code Division Multiple Access). We are currently designing solutions based on two additional standards, EDGE (Enhanced Data GSM Environment) and W-CDMA (Wideband CDMA, also referred to as third generation or 3G).

        We have highly specialized expertise and know-how in the development and integration of digital circuit designs, radio frequency devices, silicon chip architecture and the industrialization and manufacturing of wireless products. Our solutions are sold in the form of hardware platforms with embedded software as well

10          Wavecom Annual Report Form 20-F 2003

as additional software tools and support services. We are working on the design of future generations of wireless chipsets that will integrate all multimedia and mainstream features, including direct camera interface and enhanced wireless connectivity, and will support dual mode (GSM/GPRS/EDGE and 3G standards) through our own W-CDMA chip. We expect to introduce a completely new core architecture in late 2006 that will integrate both the baseband and radio frequency into a single chipset.

        The solutions we offer provide our customers with a number of advantages:

  •
  Access to wireless digital telecommunications technology without the need for heavy investments in research and development. This enables our customers to reduce the amount of time required to develop and test their final products, permitting them in many cases to shorten their product development cycles and achieve faster time-to-market.

  •
  The small size of our products allows considerable flexibility in the design of customers' end-products.

  •
  Our products are pre-tested by laboratories authorized to issue compliance certificates meeting most potential regulatory requirements, which permits a streamlined certification procedure, allowing a faster time-to-market.

  •
  We provide our customers with assistance in field-testing their products within their target markets, thereby ensuring that the products function properly and are compatible, early in the development cycle, with each wireless communications network for which they are designed.

  •
  Because we integrate all the key electronic components in our products, most quality-related issues can be resolved before our customers begin to manufacture their own products, thus enabling our customers to achieve higher production yields.

  •
  We offer solutions based on a number of different frequency bands and standards. Once a customer has integrated one of our solutions in one of its products, it can rapidly integrate a solution operating on another band into the same product, enabling faster penetration into a new market that operates on a different standard.

  •
  We negotiate essential intellectual property rights for our solutions directly with patent-holders, thereby eliminating the need for our customers to do so. We believe that this approach allows our customers to save time and money.

  •
  Unlike some other wireless digital technology providers, we are an independent provider and do not compete directly with our customers who manufacture products intended for the consumer or enterprise markets.

The wireless telecommunications sector

        Over the last ten years, the wireless telecommunications sector has enjoyed rapid growth. The products and services provided by this sector have become available to the general public at increasingly affordable prices throughout the world.

        Technological advances, changes in the wireless telecommunications sector's regulations, and the granting of licenses relating to additional frequency bands are factors that have contributed to this industry's strong worldwide growth and have attracted new competition. Moreover, consumer demand for devices that provide greater mobility has resulted in entirely new applications.

Transmission standards

        The wireless telecommunications market is characterized by a wide variety of transmission standards in the various regions of the world, including first generation analog standards, second generation digital standards such as GSM, and so-called emerging standards—GPRS and CMDA 1xRTT. Wireless digital systems mainly use frequency bands at 850MHz, 900MHz, 1800MHz or 1900MHz. GSM is currently the most

Wavecom Annual Report Form 20-F 2003          11

widely used standard in Europe and is one of the major standards in all other regions for both voice and data transmission. Another key standard is CDMA, which is used in the U.S. and in certain other regions and countries, particularly in South America and in Asia primarily in Korea, India and China.

        The third generation standard, or "3G", has a greater transmission capacity, especially for data transfer. The first 3G standard offered, W-CDMA, was launched in Japan in a limited geographic area in 2001, and should be generally commercially available in the rest of Asia and in Europe by 2005. The increased capacities of the W-CDMA standard may enable it to attract subscribers from telecommunications networks that are currently operating on other wireless telecommunications standards.

        To provide an interim solution until the faster data transfer capabilities under the W-CDMA standard become available to the market, the wireless telecommunications industry is currently developing intermediate solutions referred to as "2.5 G". These intermediate solutions are based on existing technologies, including GPRS, CDMA 1xRTT and EDGE, which represents a faster version of the GSM wireless service. GPRS, which was especially developed for packet data transmission on the GSM network, has been commercially available on most GSM networks since 2002. The CDMA 1xRTT standard was adopted in Asia and the United States in 2002. The EDGE standard is scheduled for introduction in the United States in 2004.

Characteristics of a wireless telecommunications terminal

        A wireless telecommunications terminal such as a mobile phone incorporates both hardware, in the form of various electronic components, and software, which is needed to manage the interface between the electronic components, the digital processing of the signal coming from or going to the network, and the interface between the terminal and the user. The primary electronic components are related to the baseband, digital processor and radio frequency functions. The baseband components process analog signals, as well as converting analog signals into digital signals and converting digital signals to analog. The components used for digital processing manage all of the terminal's circuits and send and receive information to and from the network via the radio components. They also manage all the data circulating inside the terminal as well as information sent to, or intended for, the end user. The radio components amplify, transmit or receive the high frequency analog signals that carry the information. The components and software required will differ according to the frequency band and transmission standard being used.

        Before any new wireless telecommunications device is released on the market for sale, it must undergo a series of tests to ensure its compliance with the technical specifications established by the relevant regulatory authorities in the country where it is to be sold. Upon successful completion of this testing, the regulatory authority issues a certification of compliance. This process can take up to six months, depending upon the experience of the company seeking approval of its products and the level of familiarity of the regulatory authority with the product being evaluated.

        In addition to complying with applicable regulatory requirements, each new wireless telecommunications device must undergo a series of field tests prior to its launch to make sure it works properly on each telecommunications network for which it is designed. The technical characteristics of these networks vary because each has a unique architecture and because each operator has developed its own infrastructure differently. As a result, a wireless communications device may function on one network yet be incompatible with another.

Our markets

        We have developed specific wireless technology solutions in order to target the market for mobile telephones as well as other markets for non-handset products, which we call "vertical markets". Vertical markets include a wide range of sub-markets, such as the markets for machine-to-machine communication devices, automotive products, wireless local loop (WLL) systems and laptops. Applications within these markets include, among others, navigation when combined with GPS (Global Positioning System), remote

12          Wavecom Annual Report Form 20-F 2003

metering devices, alarm systems, and connected personal electronic organizers (integrating wireless communication functions).

        We intend to focus our product efforts on the following markets, where we see the greatest potential demand.

  Personal Communication Devices (PCD):

        The markets for mobile telephones and other handheld wireless devices are characterized by fast growth, open transmission standards and the constant introduction of new applications and functionality. To remain competitive, manufacturers of these devices must continually modify or adapt their products to anticipate the demands of sophisticated consumers for products with additional features, a wider range of model designs and styles, reduced size and weight, increased battery life, greater reliability, and a lower price.

        We sell our PCD solutions to OEMs (Original Equipment Manufacturers) or ODMs (Original Design Manufacturers), primarily in Asia. Companies in the developing EMS (Electronic Manufacturing Services) market, also principally in Asia, represent new potential customers for our PCD solutions. By utilizing our solutions, these companies can quickly develop and market their products while minimizing their research and development costs. This allows them to focus their resources on the design, marketing and distribution of their products.

        In 2003, direct sales of PCD solutions represented 52% of product sales.

        Vertical applications (Machine to Machine communication or M2M, Wireless Local Loop and automotive):

        We sell our solutions to three principal vertical markets:

  •
  M2M communication is used to collect information remotely, via operator networks, in places where landline telephones are impractical or when a manned installation is considered too costly. These applications include, for example: remote communication with meters that measure water, gas and electricity usage; remote gathering of data from fully automated drilling stations; and off-site monitoring of automatic teller machines or vending machines, to determine when they need to be restocked or repaired.

  •
  Wireless local loop applications, which replace the need for wireline telephone service, allow access to wireless networks in remote or underdeveloped areas that have no existing wireline infrastructure.

  •
  Automotive applications that combine wireless digital telecommunications technology with the technology of the GPS. The combination of these technologies permits users to make telephone calls from the car; to obtain real-time interactive information on road traffic, emergency services and navigation; and to locate nearby shops and places of interest. Applications paired with GPS technology can also be used for fleet management, transmitting data that allows the manager to monitor the current locations of trucks, taxis and other vehicles.

        In 2003, sales to vertical market applications represented 48% of our revenues.

Vision and strategy

        The development and design of software, silicon chips and other wireless communication technology requires special expertise. As the markets for wireless communications products become increasingly complex, and customers become more demanding, manufacturers of wireless devices are finding it increasingly difficult to develop independently all of the technologies and features demanded by the consumers of their wireless communication products. They have the added burdens of field-testing their products and ensuring that their products comply with the technical specifications imposed by the regulatory authorities. Many companies that sell standard consumer products have neither the financial resources nor the technical skills required to develop their own wireless telecommunications systems.

Wavecom Annual Report Form 20-F 2003          13

        Faced with these technical, commercial and regulatory hurdles, many manufacturers of wireless telecommunications products choose not to develop the technology themselves, preferring to call on external specialists to supply them with the most essential wireless telecommunications technology. This allows them to concentrate their expertise and resources on their core business of marketing and selling products.

        We have positioned ourselves as a wireless core technology provider, thus meeting the market need described above. Furthermore, we have focused our efforts on two specific markets: Personal Communication Devices and Vertical Applications. To more fully meet the needs of these two markets, we established two separate business units in January of 2004 which are vertically integrated and include all of the direct disciplines from sales and marketing to engineering and customer care required to support the generation of business in these markets.

  Personal Communication Devices:

    During the past several years we have seen a gradual move by mobile telephone manufactures to outsource much of their production using contract manufacturers. In doing this, they are relying more on ODMs to add value in product design and shorten the time-to-market for end products. These manufacturers and ODMs continue to source components for the core technology of their products from a relatively small number of technology providers. We believe that the trend in out-sourcing both manufacturing and core technology will continue and we see this as an opportunity for us, especially as we begin to sell our own chipset solutions including our embedded software architecture.

  Vertical markets:

    The nascent "vertical markets" for non-handset wireless applications are very fragmented, with a large number of potential applications addressing commercially unrelated market segments.

    To address the machine-to-machine and automotive markets, we have entered into a number of strategic alliances and commercial arrangements with systems integrators, network operators, value-added distributors and manufacturers' representatives, as well as direct links with end-customers. This reliance on third parties allows us to efficiently address a complex and fragmented market from both a technological and commercial standpoint.

        Our business strategy is to:

  •
  Increase our market share in the high volume, but rapidly maturing mobile telephone market, by focusing business development efforts on a selected number of large Asian handset manufacturers and offering them a chipset-based solution using our proprietary technology, both hardware and software;

  •
  Increase our market share in the emerging and potentially high-growth automotive and M2M sectors by offering a range of state-of-the-art solutions specifically targeting key segments of this market;

  •
  Focus our research and development efforts on the core elements of wireless technology, specifically in the area of chipset design, including high performance basebands and integrated RF chips, while developing products adapted to each of our markets;

  •
  Strengthen our position in the wireless telecommunications market via strategic technological and commercial alliances;

  •
  Work in close collaboration with customers and commercial partners throughout their product development cycles.

14          Wavecom Annual Report Form 20-F 2003

Products and services offered

        We offer a wide array of market-specific solutions under our "Development Labs" banner. Each Development Lab comprises a series of software applications, embedded in a hardware platform, as well as development tools and an extensive range of services.

        Development Labs enable our customers to proceed quickly from the initial product concept to the final integration of our solution into their products. Each Development Lab provides a wide choice of software (features, wireless communication protocols, catalog of interfaces with operating systems and peripheral components), hardware platforms (WISMO Quik, WISMO Pac and, beginning in the second half of 2004, WISMO Flex), development tools (Open AT, Advanced Open MMI and Open Stack) and services, all combined in an open, integrated environment. We currently have four families of Development Labs, each dedicated to a specific market:

          One Development Lab dedicated to mobile telephones and connected PDAs including voice, data and multimedia features; and

          Three Development Labs for vertical applications: automotive, M2M systems and Wireless Local Loop.

Software suites

        We have developed an extensive range of software suites adapted to our various markets. The customer chooses from the software menu specifically which functions and features will be embedded in the product.

        For the PCD market we offer the following software suites:

  •
  Worldwide wireless coverage quad-band: GSM (850MHz/900MHz/1800 MHz/1900 MHz frequency bands); GPRS Class 10;

  •
  State-of-the-art user interfaces;

  •
  Advanced, wireless Internet connectivity (WAP 2.0);

  •
  An optimized Java™ engine;

  •
  A messaging solution that covers the most frequently used applications (SMS, EMS, MMS and e-mail);

  •
  The latest multimedia technology (camera for digital photos and MP3 player);

  •
  Multimedia card storage conforming to a number of functions, including MMC (multi-media card), SD (Secure Digital) or Internal Flash memory;

  •
  Support for up to 64 polyphonic ring tones.

        For the M2M, automotive, and WLL applications we offer the following software suites:

  •
  Worldwide wireless coverage for CDMA 1xRTT/AMPS, Dual/Quad-band (850 MHz/900 MHz/1800 MHz/1900 MHz frequencies), GPRS Class 10 as well as GPS (Global Positioning System);

  •
  Integrated IP connectivity for M2M protocols and various standard industry protocols;

  •
  Protocols (software standards for interconnectivity) for mobile computing;

  •
  Protocols for a wide variety of automobile applications.

Wavecom Annual Report Form 20-F 2003          15

Hardware platforms

        We currently offer four hardware platforms with a fifth to become commercially available in 2004:

  •
  WISMO Quik, a module specially adapted to a manual production-assembly process;

  •
  WISMO Pac, a module specially adapted to an automated production process;

  •
  WISMO Flex (to be commercially available in the second half of 2004), a chipset platform primarily intended for mobile phone manufacturers, offering considerable flexibility in a multi-application development process with diverse formats and features;

  •
  FASTRACK, a modem designed for voice and data transmission applications, and fax and messaging applications (short messages). This ready-to-use solution can be plugged directly into a computer;

  •
  INTEGRA, a small-size modem designed to be easily incorporated on the circuit board, making it ideal for certain vertical application devices.

        WISMO-based hardware platforms, which are marketed as components, are most often used by manufacturers with a view to integrating them into consumer products such as mobile phones, connected PDAs and laptops or into automobiles and a variety of other machine-to-machine solutions. Our modems, which are marketed as finished products, are usually purchased by customers who want ready-to-use, wireless communication solutions when a small size factor is not an issue. Modems provide more immediate access to wireless technology.

Development tools

        We offer open software environment development tools, dubbed MUSE PLATFORM (Modular User Software Environment™), with which customers can easily develop and incorporate applications directly on hardware platforms.

        Two types of tools are available, each targeting its own market:

        Open MMI (Man-Machine-Interface), dedicated to the mobile telephone market, to which we offer three levels of tools:

  •
  Open MMI, a development environment used by manufacturers to customize all aspects of the phone's user interface and to add high-level applications;

  •
  Advanced Open MMI which, in addition to the capabilities offered by Open MMI, can be used for customizing crucial applications such as telephony, address book or messaging systems, as well as for adding or replacing hardware peripheral drivers (monitors, cameras, ring tones, etc.); and

  •
  Open Stack which, in addition to the capabilities offered by Advanced Open MMI, provides limited access to the software developed by us to manage various layers of the GSM/GPRS protocols.

        OPEN AT, dedicated to vertical markets: M2M communication, automotive and wireless local loop. Open AT enables developers to embed applications directly on to our WISMO hardware platforms, eliminating the need for any external processor and associated memory, and reducing both development costs and time-to-market.

Services

        We believe that the complete, personalized service that we provide to our customers is a determining factor in our customers' choosing us as a supplier, and one of our principal competitive advantages. Our assistance and technical support services allow our customers to complete their product development and industrialization phases swiftly, allowing them to move quickly to volume production.

16          Wavecom Annual Report Form 20-F 2003

        The direct customer contact that comes from providing these services helps us to anticipate our customers' plans for future product development and enables us to better understand the evolution of our various markets. We also provide our customers with an evaluation kit with which they can carry out technical feasibility studies for their future products.

        Our services include:

  •
  Design assistance and support;

  •
  Development of application-specific software;

  •
  Field testing and validation, including assistance for obtaining a product's complete certification in those countries where certification is required;

  •
  Supply of test software and tools for monitoring production;

  •
  Assistance with the production process;

  •
  Customer training in the optimal use of our solutions, accompanied by instruction manuals.

Sales and distribution

        We use both direct and indirect sales channels to sell our various wireless technology solutions in our three primary geographic regions: EMEA (Europe Middle-East and Africa), Americas (North America and South America) and APAC (Asia-Pacific).

        We also use a distributor network to sell into the highly segmented M2M markets. We have agreements with distributors who sell in 93 countries throughout Europe, Asia, North America and South America. In 2003, we set up a network of independent sales representatives in both North and South America in order to increase marketing coverage for our solutions.

Manufacturing and assembly

        We are a "fabless" manufacturer, which means we do not operate our own factories. We have chosen to outsource the entire production process to electronic manufacturing specialists in order to benefit from high-performance factories and equipment without the need for massive capital investments. This allows us to focus our resources on R&D, product design, quality control, marketing and providing services to our customers.

        Under our commercial relationships with our manufacturing partners, the responsibility for components supply lies with the subcontractor, although most major component prices are negotiated directly by our purchasing department. If we should reduce or even discontinue the manufacture of our products or modify their design in terms of components, the contract manufacturer could invoice us for the cost of the components which are no longer of use. The subcontractor issues purchase orders to component suppliers on the basis of orders for finished products received from us. Usually the components are ordered two to four months before they enter into the production process.

        We take responsibility for the quality of our products and own and manage all the test devices and equipment used on site at the contract manufacturers to ensure the highest levels of product quality.

        Since we do not operate any factories or production facilities, the environmental impact directly related to our activity is essentially limited to consumption of resources and disposal of waste at our administrative and commercial offices, where we are in compliance with local laws and regulations relative to environmental protection. We have taken the initial steps toward receiving our ISO 14000 certification and currently use sub-contractors that are ISO 14000 certified. We do not believe that, at this time, we have any significant environmental risk related to activities directly managed by us. Therefore, we have not established any specialized departments to manage potential environmental risks nor have we put in place any specific measures or established provisions for expenditures to avoid potential environmental risks.

Wavecom Annual Report Form 20-F 2003          17

Component suppliers

        Certain components used in our products are supplied by integrated circuit manufacturers.

        All of our main suppliers are ISO-certified according to standards ISO 9000 and ISO 14000. In 2003, we committed ourselves to an ISO/TS certification project specific to the automotive industry, and expect to receive certification by 2005.

        We generally obligate our customers to place orders three to four months in advance (with firm orders placed one to two months in advance), and provide medium-term purchasing forecasts (six to twelve months).. This process enables us to negotiate favorable terms with our suppliers and improve our sales forecasting. Given the market conditions during 2003, many customers began the practice of placing orders just one or two months before delivery, which resulted in limited and short-term visibility.

        In 2003, we developed, in conjunction with other semiconductor specialists, three of our own components: a baseband chipset, audio filters and a power management unit. These components are now produced by a semiconductor foundry and are integrated in some of our products. These components represent our first steps into the area of silicon product development and design.

Contract manufacturers and foundries

        Since 2002 the majority of our products have been produced by three contract manufacturers: Solectron (Romania), Elcoteq (China) and Thales (near Rennes, France).

        In an effort to achieve manufacturing efficiencies and enhance our competitive position, in October 2003 we made the decision to outsource the manufacturing of all of our module and modem products and the provision of related services to Solectron, using its factory in Suzhou, China. We began the transition to concentrate manufacturing at a sole site in the first quarter of 2004 and we expect this transition to be completed within 2004.

        The establishment of a broader commercial relationship with Solectron as our sole manufacturing supplier has enabled us to work more closely in the development of key industrial processes and in the provision of new customer services, such as logistics, maintenance, technical support, design services and the launch of new end-user products.

        Although we will utilize Solectron as the sole manufacturer of our module and modem products, we have the ability to add further suppliers on relatively short notice should Solectron be unable to meet all of our product or capacity requirements.

Research and development

        In order to remain at the forefront of the fast-paced technological developments and increasing customer requirements in each of our markets, we make sizeable investments in research and development. The intellectual property developed by our R&D teams is integrated into our proprietary solutions.

        We offer our customers specialized expertise and more than ten years' experience in the wireless sector. Our technological know-how has enabled companies, in particular certain Chinese and Korean handset companies, to successfully develop innovative products and penetrate the local and regional mobile telephone markets.

        As of December 31, 2003, our R&D team included more than 500 engineers (salaried employees and independent contractors), representing nearly 60% of our workforce. The majority of our R&D teams are based at the company headquarters in Issy-les-Moulineaux, near Paris, with smaller, specialized teams in Rennes (France), Hong Kong, Beijing, Seoul and San Diego. Through these local teams, we can react to our customers' specific development needs quickly and efficiently.

        Our R&D programs center on developing new products for each target market, expanding existing product ranges and integrating all of the latest telecommunications standards required by our customers, including: GSM, GPRS, CDMA and, in the future, EDGE and W-CDMA.

18          Wavecom Annual Report Form 20-F 2003

        In 2003, we began to integrate chipsets designed by our own dedicated in-house R&D team into our products. We are working on the design of future generations of wireless chipsets that will integrate all multimedia and mainstream features, including direct camera interface and enhanced wireless connectivity, and will support dual mode (GSM/GPRS/EDGE and 3G standards) through our own W-CDMA chip. We expect to introduce a completely new core architecture in late 2006 that will integrate both the baseband and radio frequency into a single chipset.

        We continue to develop alliances with technology partners specializing in key areas whose expertise complements our own. These types of partnerships should continue to play a major role in our future growth, specifically as our R&D teams work on advanced wireless technology, combining both software and hardware into more powerful and feature-rich solutions.

        Our total expenditure on research and development was €62.1 million in 2003 (22.5% of sales), €64.1 million in 2002 (11.6% of sales) and €32.6 million in 2001 (10.1% of sales).

Competition

        The markets we address have always been intensely competitive and are growing increasingly so.

        In the mobile telephone market, we compete mainly with component manufacturers. These component manufacturers include such companies as Texas Instruments, Infineon Technologies and Analog Devices in partnership with TTP Communications, as well as Skyworks Solutions, Ericsson Mobile Platform and Motorola who sell "reference designs". The components offered by these competitors are increasingly integrated and complex, and therefore compete more directly with our own solutions. Many of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, a larger customer base and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do.

        Over the past several years we were very successful in providing Asian mobile telephone manufacturers (in both China and Korea) with the technology they required in order to penetrate the Chinese consumer market for mobile phones. Until late 2002, there was relatively little competition to supply wireless solutions to manufacturers of handsets for the Chinese market. We were able to compete successfully by offering more complete solutions, personalized customer services and faster time-to-market for end-products. During 2003, the Chinese market for mobile phones expanded very rapidly, attracting numerous new competitors. Some of these competitors aggressively cut prices and were able to take significant market share from us, resulting in a drop in our annual revenues for the first time in our company's ten-year history. It will be critical for us to arrive at a competitive price level to effectively compete on a global scale.

        In the M2M, automotive and wireless local loop markets, we mainly compete with module producers such as Siemens, Sagem, Sony Ericsson, Motorola and more recent arrivals such as Kyocera and Nokia. Our ten-year experience in these markets as a systems integrator positions us well to take advantage of the growth forecasted for the coming years.

        We believe that our capacity to confront these rivals successfully in the wireless communication sector depends on a number of factors, some of which are beyond our direct control. These factors include the level of global consumer demand for portable telephones, the growth of vertical market applications, the wireless network availability of W-CDMA (3G) and the regulatory impact on the telecommunications sector. Our competitive position also depends on the price, quality, availability and performance of our own solutions, as well as the product features we offer, the timing of new hardware platform and software feature launches, customer services and technical support.

Intellectual property

        The European Telecommunications Standards Institute ("ETSI") has a policy that allows third parties to disclose intellectual property rights which they believe are essential to the use or operation of GSM/GPRS-based equipment. Once an owner of such a right gives notice to ETSI, it must grant irrevocable

Wavecom Annual Report Form 20-F 2003          19

licenses to third parties on fair, reasonable and non-discriminatory terms and conditions to allow the manufacture and sale of equipment. Some owners of GSM/GPRS-related patents may not have notified them to ETSI.

        In order to produce and market our GSM/GPRS-based Wismo modules and wireless modems, we must assess whether licenses from third-party patent owners are required. Because of the intense competition in our industry, there may be a substantial number of patents to consider and it is difficult to identify all those which may have an impact on our products. We believe that most of the patents important to us are the GSM/GPRS patents covered by ETSI's policy. These include patents of Motorola, Siemens, Philips, Nokia, Ericsson, Mitsubishi, NEC, and Alcatel. At this time, we have licenses (or equivalent arrangements) to use the GSM/GPRS-essential patents of Motorola, Siemens, Philips, NEC, Alcatel and Nokia and are currently negotiating licenses or other arrangements with other patent holders. As we identify other potentially essential patents, we may need to enter into additional license agreements. Should we fail to identify all patents needed to produce our products or to obtain the required license agreements, we could be found to have infringed the patent rights of third parties. In addition, as new digital transmission standards develop, we will have to acquire additional licenses for new essential patents.

        In January 1999 we entered into a cross-license agreement with Motorola Inc. Under this agreement, we and Motorola each grant to the other a license to use the intellectual property rights it owns or develops for the GSM standard. In addition, the agreement requires us to pay to Motorola a license fee for each GSM product we sell. The agreement remains effective as long as both Motorola and we continue to manufacture products which use the GSM standard and as long as the licensed GSM/GPRS essential patents remain in force.

        In September 2001, we entered into a cross-license agreement with Philips N.V. whereby Philips has granted us a license to use GSM/GPRS essential patents that Philips owns or develops for the GSM/GPRS standard in consideration for our payment to Philips of a fixed fee covering all past and future royalties due. In addition, under this agreement, we have granted Philips a royalty-bearing license to use GSM/GPRS essential patents that we own or develop for the GSM/GPRS standard. The agreement remains in effect for so long as the licensed GSM/GPRS essential patents remain in force.

        In January 2002, we entered into a cross-license agreement with Siemens AG whereby Siemens has granted us a license to use GSM/GPRS essential patents that Siemens owns or develops for the GSM/GPRS standard in consideration for our payment to Siemens of a fixed fee covering past royalties due and a royalty percentage based on each GSM/GPRS product we sell in the future. In addition, under this agreement, we have granted Siemens a royalty-free license to use GSM/GPRS essential patents that we own or develop for the GSM/GPRS standard. The agreement remains in effect for so long as the licensed GSM/GPRS essential patents remain in force.

        In November 2002, we entered into a patent non-assertion agreement with NEC Corporation whereby NEC has agreed not to assert any NEC GSM/GPRS essential patent against us, our affiliates, manufacturing partners or customers, in consideration for our payment to NEC of a fixed fee covering past royalties due and a royalty percentage based on each GSM/GPRS product we sell in the future. In addition, under this agreement we agree not to assert any of our GSM/GPRS patents against NEC, its affiliates, manufacturing partners or customers, and to grant a nonexclusive, royalty-free and worldwide license to NEC and its affiliates under three WAVECOM patents issued in relation to a current and/or future telecommunication standard selected by NEC within two years from the effective date of the agreement. The agreement remains in effect until the expiration of the last patent subject to the agreement.

        In May 2003, we entered into a license agreement under which Thomson Licensing S.A., as exclusive agent for Alcatel, granted us a license to use GSM/GPRS essential patents that Alcatel owns or develops for the GSM/GPRS standard in exchange for our payment to Thomson of a fixed fee covering all past and future royalties due up until December 31, 2008.

20          Wavecom Annual Report Form 20-F 2003

        In December 2003, we entered into a cross-license agreement with Nokia Corporation, whereby Nokia has granted us a license to use GSM/GPRS essential patents that Nokia owns, controls or develops for the GSM/GPRS standard in consideration for our payment to Nokia of a fixed fee covering past royalties due and a royalty percentage based on each GSM/GPRS product we sell in the future. In addition, under this agreement, we have granted Nokia a royalty free license to use GSM/GPRS essential patents that we own or develop for the GSM/GPRS standard. The agreement remains in effect for as long as the licensed GSM/GPRS essential patents remain in force.

        In order to produce and market CDMA-based WISMO modules and wireless modems, we entered into a cross-license agreement with Qualcomm in May 2002. Under this agreement, Qualcomm has granted us a license to use CDMA essential patents that Qualcomm owns or is able to license for the CDMA standard in consideration for our payment to Qualcomm of an up-front fee and a royalty percentage based on each CDMA product we sell in the future. In addition, under this agreement, we have granted Qualcomm a royalty-free license to use CDMA essential patents that we own or develop for the CDMA standard. We have been granted an option to include WCDMA and/or TD-SCDMA at Qualcomm's then-standard terms and conditions for a license to such standard.

        All of our employment agreements contain provisions that protect our trade secrets by forbidding the unauthorized disclosure of confidential information. Our independent contractors are required to enter into confidentiality agreements that also assign us rights to inventions they make while engaged by us. We have also entered into non-disclosure agreements to protect our confidential information delivered to third parties in conjunction with possible collaborations and for other purposes.

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

        To further promote a "patent spirit" and to encourage the development of patents within the company we created a patent committee in 2003. This committee is led by our Group VP Strategic Technology and Marketing, Chief Technology Officer. Its activities include: assistance in the review and evaluation of invention proposals, recommendations on such issues as technical merit, patentability and commercial potential of an invention, as well as support to assure that the patent or other intellectual property rights are adequately protected within Wavecom.

        We currently hold seventeen French patents and one U.S. patent expiring at various dates beginning in 2015. We also have fifty other patent applications currently undergoing evaluation in France, 13 in the United States and 12 in China. We have begun proceedings for the extension of some of our patents to other jurisdictions including India, Mexico, Brazil, Russia and Hong Kong.

        We have registered trademarks or filed applications for such registration for "WAVECOM", "WISMO", "WISMO WITHIN", "MUSE Platform" and other trademarks in France. We have also registered these trademarks or filed applications for such registration in certain other jurisdictions. We have filed a trademark application for the name "Wavecom" in the United States. Another party has a registered trademark for the name Wavecom in this country and we cannot assure you that our trademark application will be successful.

Backlog

        At December 31, 2003 our product backlog was approximately €63 million. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year, however, we do not require customers to place firm orders more than four months in advance. Product orders in our backlog are subject to changes in delivery schedules or to cancellations, at our option, considering the commercial relationship we have with the customer who seeks to cancel orders. Our backlog may vary significantly from time to time depending upon the effect of seasonality on our customers' business and their levels of inventory, the availability of necessary components, and the capacity of our suppliers and our subcontractors to satisfy

Wavecom Annual Report Form 20-F 2003          21

our orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

Capital Expenditures

        Wavecom's capital expenditures relate primarily to the purchase of laboratory, testing and computer equipment, principally at our headquarters in France. Total expenditures on property and equipment were €10.3 million in 2001, €27.3 million in 2002 and €11.2 in 2003. All capital expenditures in 2001 and 2002 were internally financed. In 2003, we also utilized long term capital leases to finance our computer infrastructure equipment.

Corporate Information

        Wavecom S.A. is a société anonyme, or limited liability company, organized under the laws of France in 1993 with authorization to operate for a period of 99 years, which period may be extended by vote of the shareholders. Our registered offices are at 3 esplanade du Foncet, 92442 Issy-les-Moulineaux Cedex, France and our telephone number is +33 (0)1 46 29 08 00. Our principal offices in the United States are at 4810 Eastgate Mall, 2nd Floor, San Diego, CA 92121, and our telephone number at that address is +1 858 362 0101.

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

    Wavecom Korea Co., Ltd., Seoul, South Korea (wholly owned)

    Wavecom Deutschland GmbH, Darmstadt, Germany (wholly owned)

    Wavecom Northern Europe, Ltd, Guilford, United Kingdom (wholly owned)

    Arguin Inc., San Diego, California, United States (37.77% owned, 61.88% of voting rights controlled)

Property, Plant and Equipment

        Our headquarters are located in Issy-les-Moulineaux, a suburb of Paris, France, where we occupy approximately 15,000 square meters of leased facilities. We also have long-term leases covering a total of approximately 10,000 square meters in two other buildings in Issy-les-Moulineaux, where we had our headquarters until early 2003. We are actively looking for subtenants for these premises. The leases for the former premises will terminate at various times through May 2008. Remaining operating lease commitments for these vacated premises totaled approximately €13 million at December 31, 2003. We also currently lease office space in Rennes (France), San Diego (United States), Tokyo (Japan), Hong Kong (China), Seoul (South Korea), Taipei (Taiwan), Darmstadt (Germany), Beijing (China) and Guilford (United Kingdom).

Risk Management and Insurance Coverage

        We have put in place a risk management program whose objective is to protect our resources through the avoidance of risk of loss, while providing financial indemnity to compensate our company if a loss occurs.

        Although we outsource our production, we encourage our contract manufacturers to put in place practices that safeguard the production processes. These practices include measures designed both to prevent the occurence of loss and to minimize the losses should an adverse incident occur. Our objective is to transfer to our sub-contractors, to the greatest extent possible, all exposure to loss in connection with the work they perform for us. The level of risk transferred to the sub-contractor is based upon a number of factors, including the following:

  •
  the general business practices of the parties and the industries involved, and

  •
  the parties' respective ability to financially assume and control the potential loss.

22          Wavecom Annual Report Form 20-F 2003

        When we made our decision to work with a sole contract manufacturer in China, for example, we worked with the manufacturer to prepare a joint Business Continuity Plan that allocates certain risk management obligations and risks to our company and others to the contract manufacturer.

        When major contracts are being negotiated, our Group Director of Legal Affairs is involved with the operational team in order to evaluate and limit the contractual risks to our company and to confirm that the appropriate type and amount of insurance is in place.

        We determine the level of insurance coverage required by evaluating the major risks, coverage availability and cost. We use major international insurance providers, with coverage set by year or by claim. Our insurance policies include the following coverage levels, subject to specified limitations:

  •
  property damages and related loss of income, up to a maximum of $70 million per claim and per site;

  •
  general civil and product liability, up to $8 million per claim with post-delivery claims covered up to an aggregate per year of $40 million; and

  •
  directors' and officers' liability.

        In order to minimize the costs of managing international insurance contracts, as well as to ensure that coverage is adapted to local needs, each subsidiary is responsible for negotiating its own insurance covering its employees, property and equipment. However, certain insurance coverage is centralized, including:

  •
  general liability insurance to cover corporate liability during and after product shipment, complementing local coverage obtained by the subsidiaries; and

  •
  coverage for business interruption arising from the use of a sole manufacturer.

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

Background

        The wireless communication sector in which we operate is extremely fast-paced and dynamic, with many types of competitors, both large and small. We address two main markets, the personal communication device (PCD) market for mobile telephones, connected personal digital assistants and smartphones, and the highly segmented market for vertical applications which covers a wide variety of end-products that incorporate the wireless communication function, including automobile dashboards, wireless local loop for fixed-wireless telephones, utility meters, vending machines, and payment and security systems.

        In 2001 and 2002, our significant revenue growth was driven primarily by a rapidly expanding market for mobile telephones in China and the success of a small number of key customers. Our technology was adopted by a major Chinese mobile telephone manufacturer as well as a number of other Chinese and Korean companies whose target market was China. At that time, most of these companies had a small number of research and development engineers and therefore found that our solutions, which came in the form of modules, could be quickly and easily designed into mobile telephones. Throughout 2001 and 2002, our solutions enabled these Asian manufacturers to rapidly take market share in the Chinese market, which previously had been dominated by foreign manufacturers. Because our solutions include all the technology necessary for wireless communications in a pre-packaged form, our price points were generally higher than those of our competitors, who were selling reference designs built around a few key components that were mainly used to design low-feature, low-cost telephones. As a consequence, our products were most often designed into our customers' high-end feature-rich phones and not in low-end products. During 2003, the

Wavecom Annual Report Form 20-F 2003          23

Chinese market for mobile telephones began to expand and reach some of the inland regions where consumers' incomes are generally lower than in the more affluent coastal regions. From these new consumers, there was increasing demand for the low-priced, entry-level products that our solutions did not address. In addition, our customers faced mounting competition from both Chinese and foreign telephone manufacturers, and taking market share became increasingly difficult for them. The cost of our products was too high to be an optimal solution for our main Asian handset customers, who had driven our sales growth during 2001 and 2002. As a result, they turned to other suppliers and our revenues from this market and overall profitability declined sharply compared to 2002.

        In response to requests from our Asian handset customers, we developed and introduced a new product line called the WISMO Flex. We believe that this solution, which will be priced in line with our competitors' products, competes more directly with reference design chipset vendors who are the major suppliers to mobile phone manufacturers in both Europe and Asia. A number of our existing customers have already allocated resources, including R&D teams, to design a variety of new phone models around this platform. The WISMO Flex is expected to be available in volume during the second half of 2004 and is intended to address a large scope of handsets, with feature-rich multimedia functions at competitive prices.

        We saw our customer portfolio become more balanced, although on a smaller base, in 2003 compared to 2002 and 2001, when our revenues came mainly from a few Asian mobile telephone manufacturers. For the full year 2003 our top ten customers represented 76% of revenues compared to 90% in 2002 and 88% in 2001. In addition, in 2003, no single customer represented more than 20% of revenues while in 2002 one customer represented 67% and in 2001 one customer represented 35% and another represented 33% of total revenues. Our customer portfolio in 2003 was also more balanced in terms of our target markets as sales for use in personal communication devices (PCD) represented 52% of our revenues (with 48% from vertical applications) while in 2002 and 2001 sales for use in PCD applications represented 82% and 79%, respectively.

        The number and volume of products equipped with wireless connectivity in the vertical markets continue to grow and we believe we have been keeping pace with this overall market growth, based on our internal estimates. Our revenues generated from the vertical markets totalled €130 million in 2003, marking 33% growth over 2002 when revenues from vertical markets totalled €98 million. Vertical markets revenues totalled €66 million in 2001.

        Based on current revenue forecasts as of the publication of this report, we expect vertical applications to contribute more than half of our revenues in 2004.

        With the ramp in volumes of our WISMO Flex solution (by mid-2004) we should see our average selling prices for use in PCD applications take a substantial step down as compared to our WISMO Pac and WISMO Quik module solutions (average selling prices for our modules was €47 in the fourth quarter of 2003). However, from a margin perspective, we continue to target an overall product gross margin of around 30%, which is the average of gross margins from our entire range of WISMO products: WISMO Pac, WISMO Quik and, in the future, WISMO Flex.

        Our customer base is predominantly international, with the majority of our revenues coming from Asia and from European customers outside of France, including Germany, Italy, Spain and the United Kingdom. Revenues from Asia represented 69% of our sales in 2003, 82% of our sales in 2002 and 84% of sales in 2001. In order to better serve the Asian markets, we established subsidiaries in Hong Kong, and Seoul; a branch office in Tokyo; and representative offices in Taipei, and Beijing. We also have subsidiaries based in San Diego, California; Darmstadt, Germany and Guilford, UK. As Asia, and China specifically, is expected to remain the major manufacturing hub for most consumer electronics goods in the future, we expect that this region will remain the source of the majority of our revenues in the short and long term.

        To better address our customers' needs from both a contact and product standpoint, we established a new organization structure in early 2004. The new organization is built around four principal divisions. Two divisions serve as our face to the customer and include sales, business development, marketing, product

24          Wavecom Annual Report Form 20-F 2003

management, engineering and customer support addressing our two key target markets: PCDs and Verticals. The other two principal divisions are focused on products and technology.

Critical Accounting Judgments and Estimates

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

  •
  Provision for royalty payment for intellectual property rights: Our products are designed to conform to wireless industry standards which are based on certain patented technologies that we use. We have concluded license agreements with six GSM/GPRS patent holders, under which we pay royalties. We are in the process of negotiating with other patent holders. We record a provision for royalty payments that we estimate will be due to these patent holders once we conclude license agreements with them. The provision is based on a percentage of consolidated product revenues and is recorded at the time revenue is recognized. Should the actual royalties to be paid under license agreements signed in the future differ from our estimates, the royalty provision would have to be revised.

        Both of these provisions have an impact on the determination of cost of goods sold. Both are recorded in "other accrued expenses" on the balance sheet and are described more fully in the footnotes to our annual consolidated financial statements.

  •
  Provision for obsolete inventories: We provide for the estimated loss of value of obsolete inventories at the time that such inventories are identified as being at risk of obsolescence. Changes in this provision have an impact on the determination of cost of goods sold. In determining the risk of obsolescence for components, we review the estimated need for the components based on current sales and production forecasts and take into consideration any planned changes in the architecture of our products which would cause components on hand to become obsolete. The risk of obsolescence of finished goods is analyzed based on current sales forecasts, as well as announced "end-of-life" decisions, which could accelerate the obsolescence of such products. Should actual sales or production patterns differ from our forecasts, revisions to the provision for obsolete inventories would be required.

  •
  Other accruals: Under US GAAP, loss contingencies are recognized in accordance with SFAS 5, Accounting for Contingencies. Liabilities are accrued when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Management makes these estimates primarily with the analyses of internal specialists, if available, or with the support of outside specialists, such as actuaries or legal counsel. Revision of management's estimates of these loss contingencies may significantly affect future operating results.

  •
  Allowance for deferred tax assets: We estimate our actual current tax exposure, together with our temporary differences resulting from differing treatment of items, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance during an accounting period, we must include and expense the allowance within the tax provision in the statement of operations. Significant

Wavecom Annual Report Form 20-F 2003          25

    management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

International Financial Reporting Standards (IFRS)

        In July 2002 the European Commission adopted a directive that will require European companies whose stocks are traded on the public market (Euronext, for example) to publish their consolidated financial accounts under IFRS (International Financial Reporting Standards). In compliance with this regulation, which takes effect on January 1, 2005, we will begin publishing our consolidated financial statements in IFRS, rather than in French GAAP. We will continue to publish our financial statements in accordance with U.S. GAAP as well.

Results of Operations

Fiscal year 2003 compared to fiscal year 2002

  Revenues

	Year ended December 31, 2002	% Product sales	Year ended December 31, 2003	% Product sales	Percentage change 2002/2003
	(amounts in € 000s)
Product sales
Wismo	513,405	93.4%	243,843	89.7%	-52.5%
Modem	36,138	6.6%	27,930	10.3%	-22.7%
Total product	549,543	100.0%	271,773	100.0%	-50.5%
Percentage of total revenues	99.7%		98.6%
Services	1,546		3,855		149.4%
Percentage of total revenues	0.3%		1.4%
Total Revenues	551,089		275,628		-50.0%
Volumes (in 000 of units)
Wismo	8,496	96.4%	5,128	94.7%	-39.6%
Modem	319	3.6%	287	5.3%	-10.0%
Total unit volume	8,815	100.0%	5,415	100.0%	-38.6%

        The decrease in product revenues in 2003 compared to 2002 was due to lower volumes (representing 76% of the decrease), lower average selling prices (representing 11% of the decrease), and the decline of the U.S. dollar versus the euro compared to 2002 (representing 13% of the decrease). Nearly all of our sales from Asia-Pacific and the Americas are denominated in U.S. dollars whereas our reporting currency is euros. Therefore movements between these two currencies impact our reported financial results, and accounted for a portion of the revenue decreases in these two regions. As detailed in the preceding "Background" section, revenues in the Asia-Pacific region were adversely impacted by events in the Chinese handset market. The decrease in revenues in the Americas reflected the absence of any single large customer, compared to 2002 when one large customer with a personal digital assistant product contributed significantly to 2002 revenues.

        The lower volumes in 2003 resulted primarily from lower sales to handset customers in the Asia-Pacific region, as our customers reduced orders in order to control their inventory levels and as our largest customer began to diversify its sources of supply. The average selling price of Wismo modules continued to decline. It decreased by 20% year on year from the fourth quarter of 2002 to the fourth quarter of 2003, in-line with our management's expectations. Much of this decline is attributed to the weakening of the United States dollar against the euro, with an average exchange rate of $1.1287 for €1.00 in 2003 compared to an average of $0.9552 for €1.00 in 2002.

        We continued to diversify our customer portfolio in an effort to reduce our reliance on a small number of major customers. For the full year 2003, our top ten customers represented 76% of total revenues, down from 90% for the full year 2002. No single customer represented more than 21% of revenues in 2003. We also

26          Wavecom Annual Report Form 20-F 2003

diversified our sales by market, substantially increasing the percentage of total sales made to the vertical markets.

        Sales by markets:

As % of total revenues	2002	2003
PCD (Personal Communication Devices)	82%	51%
Vertical Markets:
M2M (Machine to Machine)	4%	5%
Distributors (selling mainly to M2M)	11%	31%
Automotive	3%	12%
Services	N/S	1%

        Sales by geographic regions:

As % of total revenues	2002	2003
Asia-Pacific	82%	69%
Americas	5%	3%
Europe, Middle East and Africa	13%	28%

        Service revenue is generated from the sale of technical support to our customers to assist them in the integration of our Wismo module into their products. We offer this service in order to promote the sales of Wismo modules. We do not consider it to be a stand-alone business.

  Cost of revenues

	Year ended December 31, 2002	% Product sales	Year ended December 31, 2003	% Product sales	Percentage change 2002/2003
	(amounts in € 000s)
Cost of revenues
Cost of product	371,919	67.7%	168,465	62.0%	-54.7%
Cost of services	4,709	304.6%	4,704	122.0%	-0.1%
Total cost of revenues	367,628	68.3%	173,169	62.8%	-54.0%
Gross Profit
On Products	177,624	32.3%	103,308	38.0%	-41.8%
On Services	-3,163	-204.6%	-849	-22.0%	-73.2%
Total Gross profit	174,461	31.7%	102,459	37.2%	-41.3%

        Cost of goods sold.    Cost of goods sold consists primarily of the cost of components, our manufacturers' charges and provisions for royalty and warranty expense.

        Our ability to improve gross margin levels on lower revenues and in the face of declining average selling prices reflects the following factors:

  •
  careful management of our contract manufacturers,

  •
  continuing overall favorable pricing for components,

  •
  ongoing improvements in the production process,

  •
  the addition of a contract manufacturer located in China in the third quarter of 2002 (whereas all product assembly was performed in Europe until the third quarter of 2002),

  •
  large contribution of sales from vertical markets, which tend to have higher gross margins than the PCD business,

Wavecom Annual Report Form 20-F 2003          27

  •
  effect of reevaluation of provisions for third party intellectual property royalties after we entered into significant new royalty agreements in 2003. Without the €9.1 million positive impact resulting from the lowering of this provision, the product gross margin for the year would have been slightly higher than 2002, at approximately 35%.

        Cost of services.    The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

  Operating expenses

	Year ended Dec. 31, 2002	% of revenues	Year ended Dec. 31, 2003	% of revenues	Percentage change 2002/2003
	(amounts in €000s)
Operating expenses
Research and development	64,093	11.6%	62,123	22.5%	-3.1%
Sales and marketing	26,600	4.8%	27,766	10,1%	4.4%
General and administrative	26,163	4.7%	39,141	14.2%	49.6%
Goodwill impairment			4,244	1.5%	100.0%
Stock-based compensation	1,587	N/S	205	0.1%	-98.4%
Total	118,443	21.5%	133,479	48.4%	12.7%

        Research and development.    Our research and development spending reflects the development efforts related to new WISMO products as we continued to expand our product line and improve software interfaces and development tools. 2003 spending also reflects costs related to the development of our own baseband and related components used in hardware platforms launched in the third quarter of 2003. We held R&D expenses to 3% below 2002 expenses.

        Sales and marketing.    The increase of sales and marketing expenses in 2003 reflects an increase in our presence in the Asia-Pacific and U.S. markets through our local sales offices, increases in the level of spending at tradeshows and increases in sales commissions to outside agents following a change in the channel structure in Asia in late 2002. Following a decision taken mid-2002 to take steps to increase our visibility in key markets, we launched our first major print advertising campaign in the fourth quarter of 2002, which continued throughout the first half of 2003. These additional expenses were partly compensated by cost reductions in other areas.

        General and administrative.    The principle reason for the increase in G&A expense in 2003 was the costs associated with consolidating our Paris-based employees into one building, moving from three separate sites. In addition to moving costs, higher rental costs for new facilities and depreciation on new leasehold improvements, G&A expenses in 2003 included €10.3 million to cover double rent for the period before the moves and a provision for loss associated with the former premises. This provision reflects management's estimate of the costs to be incurred in order to release us from these lease commitments, including rental costs until such release is obtained.

        In addition, in 2003 we recorded a net increase in the allowance for doubtful accounts of €1.6 million compared to 2002. The increase in the allowance for doubtful accounts was related primarily to two European distributors, who were replaced during 2003 as we expanded our distribution network in the region. We are in litigation with one of these distributors in an attempt to recover a total of €700,000 owed to us.

        The overall increase in personnel and in the volume of business over the course of 2002 led us to reinforce the finance and support teams. The increase in G&A spending, therefore, reflects the strengthening of the finance and administrative team at headquarters and in the Asia-Pacific region, reinforcement of the information systems group and related capital expenditures. The increase in administrative and financial costs occurred over the course of 2002 and we incurred the related salary and employee expenses and other costs for all of 2003.

28          Wavecom Annual Report Form 20-F 2003

        Goodwill impairment.    In 2000, we purchased a majority interest in a San Diego-based software development company, Arguin, Inc., and in 2001 purchased the tangible and intangible assets of Iconn Wireless, a San Diego-based CDMA-technology company. Based on our management's estimate of probable future cash flows related to these activities, which were used for the required annual impairment test under SFAS 142, we determined that it was necessary to write off the remaining goodwill associated with these acquisitions.

        Deferred compensation amortization.    We recorded deferred compensation expense in connection with the issuance of founders' warrants and stock options in September 1998 and February 1999. This deferred expense was amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Deferred compensation expense related to the September 1998 grants was completely amortized at the end of September 2002 and deferred compensation expense related to the February 1999 grants was completely amortized in February 2003.

Other income (expense)

        Interest income, net.    We recorded net interest income of €2.8 million for 2003, compared to €3.2 million in 2002. Although interest rates paid on our deposits were lower in 2003 compared to 2002, our average cash balances were roughly the same during the two comparable periods.

        Foreign exchange gain (loss).    We had a net foreign exchange loss of €2,065,000 for 2003 compared a net loss of €10,857,000 in 2002. In January 2003, we implemented a hedging program in order to reduce our exposure to movements in the value of the U.S. dollar against the euro. The hedging program involves the use of forward contracts as well as put and call options to hedge estimated future cash flows.

        Income tax expense (benefit).    Our €4,400,000 net tax benefit in 2003 (versus expense of €6,556,000 in 2002), represents principally French research tax credits and French tax carrybacks.

Fiscal year 2002 compared to fiscal year 2001

  Revenues

	Year ended December 31, 2001	% Product sales	Year ended December 31, 2002	% Product sales	Percentage change 2001/2002
	(amounts in € 000s)
Product sales
Wismo	285,787	90.0%	513,405	93.4%	79.6%
Modem	31,784	10,0%	36,138	6.6%	13.7%
Total product	317,571	100.0%	549,543	100.0%	73.0%
Percentage of total revenues	98.4		99.7%
Services	5,093		1,546		-69.6%
Percentage of total revenues	1.6%		0.3%
Total Revenues	322,664		551,089		70.8%
Volumes (in 000 of units)
Wismo	3,739	94.1%	8,496	96.4%	127.2%
Modem	234	5.9%	319	3.6%	121.9%%
Total unit volume	3,973	100.0%	8,815	100.0%	-38.6%

        The increase in product revenues in 2002 was due principally to increased sales of WISMO modules for personal communication device applications, but in absolute terms sales in all our target markets (automotive, machine to machine as well as personal communication devices) increased.

        The decrease of revenues from services reflects the Company's ongoing efforts to ease the process of integrating the WISMO module into customers' products and therefore reduce the amount of services needed from Wavecom. We recognize service revenues for development work once all work is completed.

Wavecom Annual Report Form 20-F 2003          29

        The sales in term of markets and geographic regions are as follow:

        Sales by markets:

As % of total revenues	2001	2002
PCD (Personal Communication Devices)	78%	82%
Vertical Markets:
M2M (Machine to Machine)	5%	4%
Distributors (selling mainly to M2M)	13%	11%
Automotive	2%	3%
Services	2%	N/S

        Sales by geographic regions:

As % of total revenues	2001	2002
Asia-Pacific	84%	82%
Americas	1%	5%
Europe, Middle East and Africa	15%	13%

  Cost of revenues

	Year ended December 31, 2001	% Product sales	Year ended December 31, 2002	% Product sales	Percentage change 2001/2002
	(amounts in € 000s)
Cost of revenues
Cost of product	254,658	80.2%	371,919	67.7%	46.0%
Cost of services	4,718	92.6%	4,709	304.6%	-0.2%
Total cost of revenues	259,376	80.4%	367,628	68.3%	45.2%
Gross Profit
On Products	62,913	19.8%	177,624	32.3%	182.3%
On Services	375	7.4%	-3,163	-204.6%	-943.5%
Total Gross profit	63,288	19.6%	174,461	31.7%	175.7%

        Cost of goods sold.    In 2002, our product gross margin increased in each of the four quarters continuing the trend of sequential quarterly improvements realized throughout 2001. The improvements in gross margin resulted principally from these factors:

  •
  We integrated fewer components into our new products.

  •
  We improved oversight of our third-party manufacturers and of the manufacturing process during 2002. In early 2003 we reorganized the manufacturing, customer service and quality assurance teams combining them all under one senior operations manager. As a result of process improvements, we have continued to increase yields and reduce production and test times, which has in turn translated into lower costs and higher capacity on existing production lines.

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

30          Wavecom Annual Report Form 20-F 2003

  Operating expenses

	Year ended Dec. 31, 2001	% of revenues	Year ended Dec. 31, 2002	% of revenues	Percentage change 2001/2002
	(amounts in € 000s)
Operating expenses
Research and development	32,634	10.1%	64,093	11.6%	96.4%
Sales and marketing	12,416	3.8%	26,600	4.8%	114.2%
General and administrative	13,297	4.1%	26,163	4.7%	96.8%
Goodwill impairment	278	0.1%
Stock-based compensation	1,711		1,587	0.3%
Total	60,336	18.7%	118,443	21.5%	96.3%

        Research and development.    The increase in our research and development spending reflects, in particular, the development efforts related to new WISMO modules as we expanded our product line with new modules based on CDMA as well as GSM/GPRS. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS and W-CDMA.

        Sales and marketing.    The increase of sales and marketing expenses in 2002 reflects an increase in headcount from 47 people in 2001 to 79 by the end of 2002, as well as increased promotional and advertising spending, particularly in the fourth quarter of 2002. As part of an effort to increase the visibility of Wavecom to prospective customers, we sponsored a golf tournament in China and ran print advertising in major publications in our main target markets for the first time We also increased the amount of sales commissions to sales personnel and to sales agents, reflecting the increased level of revenues.

        General and administrative.    We increased the number of personnel in our general and administrative services (including finance, legal, corporate communications, human resources, and information systems departments) from 89 at December 31, 2001 to 130 at December 31, 2002. Rent expense increased following the signing of a new office lease in Issy-les-Moulineaux in July 2002, with the objective of regrouping in 2003 personnel previously spread over three locations. Insurance and information technology expenses also increased significantly. These increases reflect the growth of our business and the development of our subsidiaries in Asia and in the United States. In addition, legal and patent attorney fees increased as we continued to negotiate licensing agreements with an increasing number of GSM, GPRS, CDMA and other patent and technology holders, as well as increasing the number of registrations of our own patents.

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

Wavecom Annual Report Form 20-F 2003          31

received in cash in the fourth year after the period in which they are recorded, if they are not used to offset income taxes payable in France prior to that time.

Selected quarterly operating results

        The following table sets forth a summary of Wavecom's unaudited quarterly operating results for each of the eight fiscal quarters in the period ended December 31, 2003. We have derived this information from our unaudited interim consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Three months ended
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30 2003	Dec. 31, 2003
	(unaudited) (in thousands, except share and per share amounts)
Revenues:
Product sales	€108,357	€135,752	€170,485	€134,949	€87,180	€69,070	€56,946	€58,577
Technology development and other services	262	264	534	485	806	869	476	1,704

Total revenues	108,619	136,016	171,019	135,434	87,986	69,939	57,422	60,281
Cost of revenues:
Cost of goods sold	79,457	96,112	115,918	80,431	57,218	44,016	38,496	28,735
Cost of services	1,130	712	1,431	1,436	1,355	548	716	2,084

Total cost of revenues	80,587	96,824	117,349	81,867	58,573	44,564	39,212	30,819

Gross profit	28,032	39,192	53,670	53,567	29,413	25,375	18,210	29,462
Operating expenses:
Research and development	12,672	14,925	14,870	21,626	16,710	16,490	15,569	13,354
Sales and marketing	3,906	5,166	5,144	12,384	9,252	8,668	4,704	5,142
General and administrative	4,735	5,984	6,632	8,811	8,650	9,599	10,694	10,197
Amortization and impairment of goodwill	—	—	—	—	—	—	—	4,244
Deferred compensation amortization	428	428	428	304	205	—	—	—

Total operating expenses	21,741	26,503	27,074	43,125	34,817	34,757	30,967	32,937

Operating income (loss)	6,291	12,689	26,596	10,442	(5,404)	(9,382)	(12,757)	(3,475)
Interest and other financial income (expense), net	814	(7,726)	1,768	(2,552)	(69)	449	1,945	(1,622)

Income (loss) before minority interests and income taxes	7,105	4,963	28,364	7,890	(5,473)	(8,933)	(10,812)	(5,097)
Minority interests	7	46	242	28	(289)	232	93	—

Income (loss) before income taxes	7,112	5,009	28,606	7,918	(5,762)	(8,701)	(10,719)	(5,097)
Income tax expense (benefit)	(690)	(741)	11,310	3,323	(1,671)	(2,168)	(245)	(315)

Net income (loss)	€7,802	€5,750	€17,296	€11,241	€(4,091)	€(6,533)	€(10,474)	€(4,782)

Basic net income (loss) per share	€0.53	€0.39	€1.16	€0.75	€(0.27)	€(0.43)	€(0.69)	€(0.31)
Diluted net income (loss) per share	€0.51	€0.37	€1.11	€0.73	€(0.27)	€(0.43)	€(0.69)	€(0.31)
Shares used in computing basic net income (loss) per share	14,841,415	14,903,600	14,971,841	15,052,768	15,122,646	15,014,022	15,075,139	15,183,387
Shares used in computing diluted net income (loss) per share	15,444,491	15,493,759	15,530,516	15,413,783	15,122,646	15,014,022	15,075,139	15,183,387

32          Wavecom Annual Report Form 20-F 2003

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

Recent events

        In October 2003 we announced a plan to consolidate all production with one contract manufacturer located in China as well as to reorganize our customer care unit. Under the restructuring plan, we will terminate a number of employees resulting in an accounting impact which will be reflected in the 2004 financial statements because benefit arrangements were not defined and announced to employees until January 2004.

        On January 23, 2004, we announced an additional plan to reduce headcount linked to the implementation of a new organizational structure based on our two primary sales markets and on wireless silicon development. Once the plans are fully implemented, our worldwide headcount is expected to be reduced by about 300 positions. The restructuring will affect employees primarily in France and in the United States. This plan is expected to cost approximately €10 to €15 million related primarily to headcount reduction and associated charges, including severance and outplacement packages.

        On February 20, 2004, we signed a memorandum of understanding with the minority shareholders of Arguin Communications, Inc. for the purchase of their remaining minority interest in Arguin for a total of $2,135,625. As part of this agreement, certain of the former Arguin shareholders will enter into non-compete agreements for a period of two years.

        On March 23, 2004, our board of directors granted 38,000 founders' warrants to employees of Wavecom S.A. and 3,000 stock options to an employee of Wavecom Asia Pacific, Ltd. The exercise price is €9.62.

Liquidity and capital resources

        We had negative cash flow from operating activities of €5,735,000 for the year ended December 31, 2003 compared to a positive cash flow from operating activities of €41,867,000 in 2002.

        We had working capital (defined as current assets less current liabilities) of €79,279,000 at December 31, 2003, down from €105,418,000 at December 31, 2002.

        At December 31, 2003, our capital lease obligations (including the current portion) amounted to €1,280,000, compared to capital lease obligations of €501,000 at the end of 2002.

        We had €110,705,000 in cash, cash equivalents and short-term investments at December 31, 2003 compared to €134,528,000 at December 31, 2002. The decrease reflects primarily the impact of the operating loss and capital expenditures during the year.

        At December 31, 2003, we had bank guarantees for €15,978,000 to secure lease payments under office leases signed in December 2000 and July 2002. These lines were secured by pledged certificates recorded as long-term assets, rather than as cash or short-term investments, because the guarantee has a term greater than one year.

        Based on our current plans, and despite the cost of the restructuring plan in 2004, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the

Wavecom Annual Report Form 20-F 2003          33

date of this report. If our plans change, or if we do not achieve profits or if our profits are significantly lower than anticipated, we may need additional funding to remain in business.

        Our contractual obligations consist principally of obligations under capital leases, operating leases, and other short-term obligations.

	Payments due by period (amounts in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	€1.3	€0.9	€0.4
Operating leases	66.0	11.0	20.4	€17.6	€17.0
Others	33.7	33.7

Total contractual cash obligations	€101.0	€45.6	€20.8	€17.6	€17.0

        Our contractual obligations under operating leasing as of December 31, 2003 include approximately €13 million related to leases, expiring in March 2005, June 2006 and May 2008, for office space which we vacated in mid-2003 following the consolidation of all personnel in Issy-les-Moulineaux in one building. A €5.8 million provision was recorded at December 31, 2003.

        At December 31, 2003, we had commitments outstanding to purchase approximately €1.2 million in fixed assets, which are expected to be placed in service during the next two quarters. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, as well as technological and market developments in the wireless communications industry and on other factors, such as headcount growth.

        At December 31, 2003, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the first half of 2004. These purchase commitments totaled approximately €32.5 million.

Interest rate risk

        At December 31, 2003, we had €101,441,000 in cash and cash equivalents invested in short-term money-market accounts bearing variable rates of interest. We had an additional €16 million of pledged securities invested in short-term money market accounts. We had no variable rate debt at December 31, 2003.

Impact of currency fluctuations

        We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2003, we recorded 72% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars, which are closely tied to the U.S. dollar. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 55% of our cost of revenues and operating expenses in 2003. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange loss of €2,065,000 in 2003, a net foreign exchange loss of €10,857,000 in 2002 and a net foreign exchange gain of €142,000 in 2001.

        If the euro had appreciated by 10% compared to the U.S. Dollar during the year ended December 31, 2003, our revenues would have been €17.9 million lower and our expenses would have been €15.1 million lower, resulting in an operating loss of €2.8 million greater than the published result. Our net foreign exchange position is described in Note 5 to our consolidated financial statements.

34          Wavecom Annual Report Form 20-F 2003

        In January 2003, we began to use a combination of options and forward exchange contracts in order to minimize the risk to our estimated net dollar cash flows over the coming months. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions, with the fair market value of the instruments being recorded on our balance sheet and their change in market value recognized in our profit and loss accounts at the end of each accounting period.

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

        The chairman of the Board of Directors organizes the work of the Board of Directors. In addition, the chairman is responsible for the proper functioning of the company's managing bodies and, in particular, has to verify the ability of the board members to perform their mission.

        Under our By-Laws, each director is elected by the shareholders at an ordinary general meeting for a maximum three-year term. Each director must own at least one Wavecom share. Under French law, a director may be an individual or a corporation. Our board currently has six directors. Directors may resign at any time and their functions as members of the Board of Directors may be terminated at any time by the shareholders at a general meeting. Directors must resign at the age of 65. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, members of the Board of Directors are not entitled to damages, except in certain circumstances.

        Under French law, our Board of Directors sets the guidelines of the company's activity and supervises their implementation. Within the limits set out by the corporate By-Laws, and the powers expressly granted by law to the general shareholders meetings, the Board of Directors may make any decision with respect to the business of the company. In addition, the Board of Directors is responsible, among other things, for presenting financial statements to our shareholders and convening shareholders' meetings.

        Directors are required to comply with applicable law and with our By-Laws. Our directors may be jointly and severally responsible for actions that they take contrary to Wavecom's interests.

        Under French commercial law and our By-Laws, any transaction we enter into (either directly or indirectly or through an intermediary) in which a member of our Board of Directors, or our Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm's-length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer, member of the directorate (directoire) or supervisory board (conseil de surveillance) of such company. Such transactions have to be reported to the chairman by the concerned person unless when, due to their

Wavecom Annual Report Form 20-F 2003          35

subject matter or their financial impact, they are significant for neither party. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transaction concluded without the prior consent of our Board of Directors can be nullified if it causes prejudice to us. The interested director, or Chief Executive Officer, can be held liable on this basis. Our statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next meeting. In the event the transaction is not ratified by our shareholders at a shareholders' meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or deputy chief executive, if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as a board member.

        The following table sets forth the names of the directors of Wavecom, their current positions with Wavecom, the dates of their initial appointment as directors and the expiration dates of their current term. Dates specified for directors representing corporations relate to the entity represented. Each director's term expires on the date of the annual general meeting of shareholders that approves our accounts for the year indicated in the table below. Cumulative voting is not permitted.

Name	Age	Current position	Initially appointed	Term expires
Michel Alard	49	Chairman of the Board of Directors	1993	2004
Aram Hékimian	48	Director, Chief Executive Officer	1993	2004
Delphis S.A. represented by Marc Fourrier	50	Director	1997	2006
Bernard Gilly	47	Director	1999	2005
Stephen Imbler	52	Director	2000	2005
Anthony Maher	58	Director	2003	2006

        A resolution will be submitted at the May 26, 2004 annual shareholders meeting proposing the appointment of Mr. André Chieng as an independent director to the board and the reappointment of Mr. Michel Alard and Mr. Aram Hékimian. Eleven board meetings were held in 2003 with an average attendance rate of 78%.

36          Wavecom Annual Report Form 20-F 2003

        The day-to-day operations of Wavecom are managed by our team of executive officers, managed by our Chief Executive Officer. The following table sets forth the name and current position of each of our executive officers as of the date of this report:

Name	Age	Current position	Current position since	Year joined Wavecom
Michel Alard	49	Chairman of the Board of Directors	1993	1993
Aram Hékimian	48	Chief Executive Officer	1993	1993
Marc Cases	41	Group VP, Solutions Product Division	2004	2000
Deborah Choate	40	Group VP, Finance and Administration, Chief Financial Officer	1998	1998
Luc Degaudenzi	41	Group VP, Systems & Silicon Product Division	2004	2004
Didier Dutronc	44	Group VP, Personal Communication Devices Business Division, Managing Director Wavecom Asia Pacific Ltd.	2004	2003
Philippe Guillemette	38	Group VP Strategic Technology and Marketing, Chief Technology Officer	2004	1993
Etienne Menut	53	Group VP, Human Resources	2004	2002
Pierre Piver	43	Group VP, Vertical Markets Business Division	2004	2003

        There are no family relationships between any of the directors or executive officers of Wavecom.

Directors

        Michel Alard has served as Chairman of the Board since he co-founded Wavecom in 1993. From 1988 to 1993, Mr. Alard was GSM project manager for Matra Communications, a telecommunications equipment company. Before joining Matra, Mr. Alard was joint head of research and development for CCETT, a joint telecommunication research center of France Telecom and TéléDiffusion de France (TDF). From 1979 to 1982, Mr. Alard was a research engineer at SFP (Société Française de Production) and TDF, and was involved in television broadcasting. Mr. Alard has engineering degrees from the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. Mr. Alard also serves on the Board of Directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext Nouveau Marché. Other Wavecom Group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); Arguin Communications Inc. (U.S.); and Wavecom Korea Co. Ltd. (South Korea).

        Aram Hékimian, a co-founder of Wavecom, has served as a director since 1993 and is currently the Chief Executive Officer (Directeur Général). He was head of the software department for Matra Communications from 1984 until 1993. Prior to joining Matra, he was a software engineer at Marben, a software engineering company, and CS Telecom, a company active in the field of telecommunications and railway signaling systems. Mr. Hékimian has a masters degree in science and technology from the University of Paris XII. Other Wavecom group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); Arguin Communications Inc. (U.S.); Wavecom Korea Co. Ltd (South Korea); Wavecom Northern Europe Ltd (U.K.); and Wavecom Deutschland GmbH (Germany).

        Marc Fourrier served as a director of Wavecom individually from 1993 to 1997 and since 1997, on behalf of Delphis, a company that specializes in the creation and development of high technology companies. Since 1988, Mr. Fourrier has served as President and Chief Executive Officer of Delphis. Mr. Fourrier received

Wavecom Annual Report Form 20-F 2003          37

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

        Anthony Maher joined the Wavecom Board of Directors in May of 2003. Mr. Maher had a long professional career at Siemens, having joined them in 1978. Throughout his career at Siemens, he held various positions in software development and integration, system engineering, architecture and processor design both in Germany and the U.S. From October 1997 until February 2002, Mr. Maher served as a member of the Managing Board for Siemens Information and Communication Networks Group. In this role he was first responsible for all ICN European business, then later the U.S. operations. He was the founding chairman of Mustang Ventures, a venture capital unit at Siemens for wireless and wireline business. He also served as Chairman of the board of Unisphere Networks, Inc. (a Siemens-owned company), which was later acquired by Juniper Networks. He has been a member of Star Ventures, a venture capital firm since March of 2002. He currently is a director of Cube Optics, Alvarion Ltd., Adva Optical AG and Broadlight. He began his professional career with Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design as well as system engineering on 4ESS. He graduated cum laude with a Masters degree in Electrical Engineering and Physics from the University of Illinois in 1969.

Executive officers

        Marc Cases has served as Wavecom's Group VP for the Solutions Product Division since January 2004 and previously as Group VP of Operations since January 2003 and Group VP of Manufacturing since December 2000. He is a member of the Executive Committee of Wavecom group. Prior to joining Wavecom, Mr. Cases was Manager of Corporate Sourcing at the research and development headquarters in Italy of Magneti Marelli, a Fiat subsidiary, from 1995 to 2000. From 1992 to 1995, he was an electronic components purchasing manager for Magneti Marelli. His experience prior to Magneti Marelli included various positions

38          Wavecom Annual Report Form 20-F 2003

at Sextant Avionique in France. Mr. Cases has an engineering degree from the Conservatoire National des Arts et Métiers and a business degree from the Institut d'Administration des Entreprises.

        Deborah Choate has served as Wavecom's Group VP Finance and Administration and Chief Financial Officer since August 1998. She is a member of the Executive Committee of the Wavecom group. Prior to joining Wavecom, Ms. Choate was a partner of Ernst & Young Audit in Paris. From 1984 until she joined the Paris office in 1991, Ms. Choate worked in Ernst & Young's San Francisco office and its national headquarters in Cleveland, Ohio. Ms. Choate has a B.S. in business administration from the University of California at Berkeley. Wavecom Group directorships: Arguin Communications Inc. (U.S.); Wavecom Korea Co. Ltd (South Korea); and Wavecom Northern Europe Ltd (U.K.).

        Luc Degaudenzi joined Wavecom in January of 2004 as Director of Research and Development. In our new organization, he has been named Group VP for the Systems & Silicon Product Division and is a member of the Executive Committee. Immediately prior to joining Wavecom, he served as head of Research and Development for Sony Digital Telecom Europe then called Sony Ericsson Mobile. From 1997 to 2000 he worked for Alcatel Mobile phones in France as a Projects Department manager. Mr. Degaudenzi also previously worked for AEG Mobile Communications in Germany, and The Boston Consulting Group in Paris. He has a degree from ENST, Paris and his MBA from INSEAD.

        Didier Dutronc, Group VP of the Personal Communications Device Business Division and Managing Director of Wavecom Asia Pacific Ltd, joined Wavecom in March 2003. He is a member of the Executive Committee of the Wavecom group. Prior to joining Wavecom, he served as Worldwide VP Sales and Marketing for Alcatel Optronics (1997—June 2000) and served as President and CEO of Alcatel Optronics, Inc., in Dallas, Texas (from June 2000 to February 2003 as President and CEO). Prior to joining Alcatel he also worked for Analog Devices and Texas Instruments. Mr. Dutronc has a degree in electrical engineering from ESME in Paris and received his MBA from IAE in Paris. Wavecom Group directorships: Wavecom Asia Pacific Ltd. (Hong Kong) and Wavecom Korea Co. Ltd (South Korea).

        Philippe Guillemette, has been Group VP of Strategic Technology and Marketing since January 2004. He also serves as Chief Technology Officer. Prior to assuming his current position, he had served as Group VP of Technology and Chief Technology Officer since January, 2003. From December 2000 to December 2002, Mr. Guillemette was Group VP of Research and Development. Mr. Guillemette was Assistant Director of Research and Development during 2000, and from June 1995 until December 1999 he was Director of Software Development. He is a member of the Executive Committee of the Wavecom Group. Prior to joining Wavecom in 1993, Mr. Guillemette was a software engineer at Nortel Networks. He has an engineering degree from the Ecole d'Ingenieurs en Electronique et Electrotechnique.

        Etienne Menut, Group VP for Human Resources joined Wavecom in July 2002 as a consultant and was appointed to his current position in January 2003. He is a member of the Executive Committee of Wavecom Group. Prior to joining Wavecom, Mr. Menut worked as an independent human resources consultant in France from 1999 to 2002. From 1992 to 1999, he was Human Resources Director of Microsoft France. Mr. Menut also has worked with companies such as Cogema and Matra from 1977 to 1990. He has a master's degree in Business Law from the University of Angers (France).

        Pierre Piver has served as Wavecom Group's V.P. for the Vertical Markets Business Division since January 2004. Prior to this role, he was Group VP Europe, Middle East and Africa Region, a position he held from January 2003 when he joined Wavecom. He serves on the Executive Committee of Wavecom Group. Before joining Wavecom, Mr. Piver was the Managing Director of Infineon Technologies France, which he joined in September 1996 when it was the Semiconductor division of Siemens in France. Previously, Mr. Piver had occupied various positions in sales and in product marketing from 1985 to 1989 at RTC Compelec (Philips) in Caen (France) and, from 1989 to 1996, at Texas Instruments in Vélizy (France) and Freising (Germany). Mr. Piver has a degree in Electronic Engineering from ESME (Ecole Spéciale de Mécanique et d'Electricité—Paris) and a Master in Business Administration from EM Lyon. Wavecom Group directorships: Wavecom Northern Europe Ltd, (UK).

Wavecom Annual Report Form 20-F 2003          39

        Since the beginning of 2004, three executive officers have left Wavecom: Hervé Gagnard, former Group VP for Corporate Development, Marketing and Communications; Hany Neoman, former Group VP, Wavecom, Inc.; and Vincent Mouret, former Group VP of Research & Development.

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

        The Audit Committee must comprise at least three members, all of whom must be independent members of the Company's Board of Directors. The members are appointed by (and may be removed, with or without cause, by) the Board of Directors. The current members of the Audit Committee are Anthony Maher, Bernard Gilly and Stephen Imbler (Chairman). During 2003 the audit committee met five times with 100% average attendance.

Nomination and Compensation Committee

        The Nomination and Compensation Committee proposes the appointment of independent directors, determines the compensation of the chairman of the board and the Chief Executive Officer, and advises on managers' and senior officers' compensation. The Committee is also responsible for proposing the level of directors' fees. The current members of the Nomination and Compensation Committee are Bernard Gilly (Chairman), Anthony Maher and Delphis SA (represented by Marc Fourrier). During 2003 the nomination and compensation committee met six times with an average attendance of 90%.

Strategic Studies Committee

        The Strategic Studies Committee, which includes all members of the board as well as external experts, has the task of sharing information and strategic points of view on Wavecom's business and activities. Mr. Hékimian is the Chairman of the committee. During 2003 the strategic studies committee met eight times with an average attendance of 90%.

40          Wavecom Annual Report Form 20-F 2003

Corporate Governance Committee

        The mission of the Corporate governance committee is to assist the Board with the development and implementation of the Company's corporate governance principles, to determine the composition of Board committees, and to monitor a process to assess Board effectiveness. The Committee is instructed to:

  •
  Review and recommend a set of corporate governance principles to the Board for adoption.

  •
  Review the Company's management succession plans and make recommendations to the Board regarding the plans.

  •
  Review the Board's committee structure and recommend to the Board for its approval directors to serve as members of each committee.

  •
  Develop and recommend to the Board for its approval an annual self-evaluation process of the Board and its committees. The Committee oversees the annual self-evaluations.

  •
  Periodically review the adequacy of the Company's ethics compliance programs, in conjunction with the Compliance committee.

  •
  Review and reassess the adequacy of the Committee's charter annually and recommend any proposed changes to the Board for approval.

        The Company's Corporate Governance Committee was created by the Board of Directors' on of December 19, 2003. The current members of the Corporate Governance Committee are Michel Alard, Stephen Imbler and Delphis S.A., Chairman (represented by Marc Fourrier). There were no meetings of this committee during 2003.

Compliance Committee

        The Compliance Committee assists the chairman of the board and the Chief Executive Officer in ensuring that the Company complies at all time with all applicable laws and with all provisions of its internal Code of Ethics and Business Conduct. The members of the Compliance Committee, who are appointed by the Board of Directors, comprise the following members of management: Deborah Choate (Chief Financial Officer), Claire Oliver (Quality Assurance), Alain Chilot (Risk Management Director) and Etienne Menut (Group VP, Human Resources). Pierre Cosnier (Legal Affairs Director) is the Chairman of the Compliance Committee. During 2003 the compliance committee met eight times with an average attendance of 77%.

Risk Committee

        The Risk Committee provides assistance to the CEO and the Chairman of the Board of Directors in fulfilling their overall responsibility to monitor the risk of the company. The members of the Risk Committee, who are appointed by the Board of Directors, comprise the following members of management: Chantal Bourgeat, Corporate Finance and Administration Director (Chairman); Alain Chilot, Risk Management Director; Jean-François Schwebel, Business Operations Director; Pierre Cosnier, Legal Affairs Director.

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

Wavecom Annual Report Form 20-F 2003          41

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

        We currently have three independent directors and an additional independent board member will be voted on at the May 26, 2004 Annual Shareholders Meeting.

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

Internal controls and procedures for financial reporting

        Recently adopted French and U.S. laws and regulations will require us to undertake an ongoing review of the effectiveness of our internal controls and procedures for financial reporting.

        We began this process in 2002, at which time our external auditors advised our management to:

  •
  Identify a project team to plan and supervise the development, staffing and execution of our internal control evaluation;

  •
  Identify a project sponsor (one of the principal executives who signs the periodic certification of the financial statements) in order to emphasize the importance of the project and ensure that communications from the project team are given a high priority throughout the company;

  •
  Have the project team develop an action plan and timetable for the evaluation;

  •
  Consider whether recent recommendations from the internal and independent auditors for improvements in internal control have been appropriately acted upon; and

  •
  Develop a plan for keeping the Audit Committee of the Board of Directors informed of our progress in completing the required documentation and evaluation.

        During 2003 we put a plan in place to monitor progress on the goals set out above. An evaluation of our internal controls and procedures for financial reporting was provided to management and the Audit Committee.

42          Wavecom Annual Report Form 20-F 2003

Compensation of Directors and Officers

        We paid a total of €2,359,394 in compensation to our directors and executive officers (12 persons) during the year ended December 31, 2003. Non-salaried board members earn fees based on their attendance at board meetings and committees; €100,104 in such board fees was earned by non-salaried board members during 2003. Under French law, the aggregate amount of attendance fees to be paid to our board members must be approved by our shareholders at a general meeting and such aggregate amount is allocated among board members by decision of the board.

        In addition to cash compensation, each of our executive officers (except Mr. Alard and Mr. Hékimian) has received stock options or founders' warrants, and three non-salaried board members have received warrants. During 2003, we granted stock options and founders' warrants to non-salaried board members to purchase a total of 40,000 shares, with an exercise price of €11.18 per share and an expiration date of May 2008. We also granted stock options and founders warrants to executive officers to purchase a total of 65,000 shares, with an exercise price of €8.07 per share and an expiration date of March 24, 2013, 10,000 shares, with an exercise price of €11.18 per share and an expiration date of May 21, 2013 and 62,000 shares, with an exercise price of €11.40 per share and an expiration date of August 26, 2013.

        Michel Alard, Chairman of the Board, received €135,000 in base salary in 2003 (€135,000 in 2002), and was awarded a performance-based bonus of €33,750 in early 2003 (for 2002 performance). Aram Hékimian, Chief Executive Officer, received €135,000 in base salary in 2003 (€135,000 for 2002), and was awarded a performance-based bonus of €45,000 in early 2003 (for 2002 performance). No performance-based bonus shall be paid in 2004 to either Mr. Alard or Mr. Hékimian for 2003 performance. In addition, Messrs. Alard and Hékimian have accepted a 20% reduction of their salary for 2004. Both Mr. Alard and Mr. Hékimian are entitled to the use of company cars or the maintenance of one vehicle in lieu of a company car. Compensation paid to our Chairman and to our Chief Executive Officer is monitored by the Compensation and Nomination Committee and is set by our Board of Directors. Messrs. Alard and Hékimian do not participate in such decisions and both are excluded for purposes of the quorum and majority calculations. Performance-based bonuses for Mr. Alard and Mr. Hékimian are decided by the Board of Directors based on the achievement of personal and company objectives. No salaries or other compensation were paid by any group companies other than Wavecom S.A. Neither Mr. Alard nor Mr. Hékimian receive any fees related to their positions as members of the Board of Directors, nor are they granted warrants, stock options or founders' warrants.

Share Ownership and Option and Warrant Information

        Except as described in Item 7 below, as of March 31, 2004, each of our directors and executive officers beneficially owns less than 1% of the share capital of Wavecom S.A (and none of whom has voting rights which are different from those of our other shareholders).

        On September 21, 1998, our shareholders authorized the creation of a stock option plan and a founders' warrant plan for employees. This plan was modified at a shareholders' meeting on December 19, 2001. As of December 31, 2003, there were outstanding options, founders warrants (BCEs) and warrants (BSAs) to purchase a total of 2,864,529 shares, of which options, founders warrants and warrants to purchase 278,809 shares were held by our current directors and executive officers. As of December 31, 2003, a total of 100,447 shares were available for grant pursuant to the stock options, founders' warrants and warrants under the plan.

        On March 23, 2004, the Board of Directors granted options to purchase a total of 41,000 stock options and founders' warrants at an exercise price of €9.62 and with an expiration date of March 22, 2014.

Wavecom Annual Report Form 20-F 2003          43

        During 2003, the following ten employees were granted the largest number of stock options or founders' warrants:

Name	Position	No. of stock options or warrants granted	Exercise price per share		Final expiration date
Didier Dutronc*	Group VP, Personal Communication Devices Business Division	25,000 6,000	€ €	8.07 11.40	June 16, 2012 May 22, 2013
Etienne Menut*	Group VP, Human Resources	20,000 5,000 6,000	€ € €	8.07 11.18 11.40	June 16, 2012 May 22, 2013 May 22, 2013
Pierre Piver*	Group VP, Vertical Applications Business Division	20,000 5,000 6,000	€ € €	8.07 11.18 11.40	June 16, 2012 May 22, 2013 May 22, 2013
Marc Cases*	Group VP Solutions Product Division	20,000		€11.40	May 22, 2013
Hany Neoman	Group VP for Wavecom, Inc.	20,000		€11.40	May 22, 2013
Vincent Mouret	Group VP Silicon & Systems Product Div.	16,000		€11.40	May 22 2013
Chantal Bourgeat	Director, Finance and Administration, Wavecom S.A.	10,000 5,000	€ €	8.07 11.40	June 16, 2012 May 22, 2013
Dominique Cyne	Director, Engineering, Wavecom Asia Pacific, Ltd.	10,000 5,000	€ €	8.07 11.40	June 16, 2012 May 22, 2013
David McCartney	Director, Sales and Marketing, Wavecom, Inc.	10,000 5,000	€ €	8.07 11.40	June 16, 2012 May 22, 2013
Deborah Choate*	Group VP, Finance and Administration and Chief Financial Officer	12,000		€11.40	May 22, 2013

*
Included in the group "executive officers".

44          Wavecom Annual Report Form 20-F 2003

        During 2003, the following ten employees exercised the largest number of stock options or founders' warrants:

Name	Position	No. of stock options or founders' warrants exercised in 2003	Exercise price per stock option or founders' warrants
Philippe Guillemette	Group VP, Technology and Strategic Marketing, Chief Technology Officer	33,336		€2.29
Eric Bureau	Director, Systems Software, Wavecom, SA	19,000 10,500	€ €	2.29 4.57
Pierre-Jean Severin	Director, Product Development, Wavecom SA	15,211		€2.29
François Dambre	Manager, Information Systems, Wavecom, SA	4,307 3,417	€ €	2.29 4.57
Christophe Boyavalle	Studies Engineer, Wavecom SA	1,902 5,204	€ €	2.29 4.57
Christophe Seveau	Deputy Director of Engineering, Wavecom Asia Pacific, Ltd.	3,100 3,800	€ €	2.29 4.57
Jean-Charles Andréani	General Manager, Wavecom Asia Pacific Ltd.	1,500 5,250	€ €	2.29 4.57
Deborah Choate	Group VP Finance and Administration and Chief Financial Officer	6,000		€4.57
Romuald Dorey	Project Manager, Software, Wavecom, SA	5,800		€2.29
Thierry Lapousterle	Director, Radio Frequency Department, Wavecom, SA	5,800		€2.29

        Options expire ten years after the grant date. Founders' warrants, which were issued to our French tax resident employees, expire after five years, as is required by French law. Any founders' warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Employees leaving the company have up to three months following their date of termination of employment to exercise eligible founders' warrants or options; any remaining unvested or unexercised founders' warrants or options are then forfeited. Founders' warrants were issued to French employees to take advantage of favorable tax treatment for both employees and Wavecom. These tax benefits are not available for stock options in France. Other than the expiration dates, the terms of the founders' warrants are identical to the stock options.

Employees and independent contractors

        The number of employees and independent contractors as of the end of each of the past three years is as follows:

Year ended	Employees	Independent contractors and temporary employees	Total
December 31, 2003	692	171	863
December 31, 2002	666	236	902
December 31, 2001	421	163	584

Wavecom Annual Report Form 20-F 2003          45

        As is common practice for French companies operating in technology sectors, a fairly significant number (approximately 20%) of the staff at our company are independent contractors and temporary employees. We have, however, reduced our dependence on independent contractors from year-end 2001 when they represented approximately 38%, to approximately 24% at the end of 2003.

        We have, over the past several years experienced a relatively low employee turnover rate: 2.6% in 2003 and 3.4% in 2002.

        We employ a large number of engineers (both as salaried employees and independent contractors) most of whom are based in France. As of December 31, 2003 the breakdown of staff (salaried and independent contractors) by functional areas and geography was as follows:

Function	% of total
Research and Development	60
Production, logistics and quality	17
Sales and Marketing	10
Finance and Administration	13
Geography	% of total
Europe, Middle-East, Africa	77
Asia-Pacific	14
Americas	9

        Employment contracts with all French employees are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry. In addition, as is required by French law, the Company management holds periodic meetings with employee representatives of the workers' council (comité d'entreprise). Since the beginning of 2004, a Wavecom employee has decided to become a French trade union (UGICT-CGT) representative within our company.

        The average salary for employees of Wavecom S.A. increased in 2003 to €53,464 from €51,131 in 2002 and €49,668 in 2001. Stock options and founders warrants awarded to employees represent a potential of 19% of current outstanding shares.

        In an effort to optimize our manufacturing capacity and efficiency, in October 2003 we announced a plan to consolidate all production with one contract manufacturer located in China as well as to realign our customer care unit, resulting in some headcount reductions. In January 2004, we announced another restructuring plan, which included a new organizational structure designed to increase our focus on our principal target markets and our customers. In addition, as a cost reduction measure, a number contracts for independent workers will not be renewed once they expire. Once social and legal obligations (and the review of independent contracts) are complete, we are targeting a worldwide headcount including independent contractors, of approximately 560 as compared to 860 as of December 31, 2003.

46          Wavecom Annual Report Form 20-F 2003

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth certain information regarding beneficial ownership of our shares (including ADSs) by each person known by us to own beneficially more than 5% of our outstanding shares (none of whom has voting rights which are different from our other shareholders) as of March 31, 2004, based on our legal share capital of 15,342,789 shares as of that date. To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

	Shares beneficially owned
Name of beneficial owner
	Number	Percent
Michel Alard(1)	1,909,533	12.4
Aram Hékimian(2)	2,250,381	14.7
Delphis	1,061,961	6.9
David J. Greene and Company LLC(3)	823,409	5.4

(1)
Michel Alard's share total includes 302,391 shares owned solely by Mr. Alard; 42,358 shares jointly owned by Mr. Alard and his wife; 174,994 shares held of record by Mr. Alard's wife; 694,790 shares held of record by his son and 695,000 shares held of record by his daughter. Mr. Alard has the right to vote 611,000 of the shares held by his daughter and 611,000 of the shares held by his son. Mr. Alard disclaims beneficial ownership of the 174,994 shares owned by his wife, 84,000 shares owned by his daughter and 83,790 shares owned by his son.

(2)
Aram Hékimian's share total includes 143,495 shares held of record by Mr. Hékimian's wife and 1,400,000 shares held by his children. Mr. Hékimian has the right to vote or sell the shares owned by his children. Mr. Hékimian disclaims beneficial ownership of the 143,495 shares owned by his wife.

(3)
As reported in a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 4, 2004.

Major changes in ownership

        Several of our directors and executive officers sold shares in our initial public offering in June 1999, in our follow-on public offering in June 2000 and during the course of 2001, 2002 and 2003. The following table sets forth the related changes in these holdings as a percentage of our legal capital as of the given date:

Name	Percentage at December 31, 2001	Percentage at December 31, 2002	Percentage at December 31, 2003
Michel Alard	15.5	13.8	12.6
Aram Hékimian	15.8	15.2	14.9
Delphis	7.3	7.2	7.0
Legal share capital used in calculation	14,717,710	14,810,614	15,107,890

Distribution of Shareholdings

        There were thirteen holders of record of our ADSs and approximately 1860 beneficial holders as of March 15, 2004. ADSs held in the U.S. represented approximately 16% of our issued and outstanding shares as of March 15, 2004. Our ADSs are issued by The Bank of New York, as depositary. Each ADS evidences one share.

Wavecom Annual Report Form 20-F 2003          47

Related Party Transactions

        In December 2000, we entered into a consulting agreement with Delphis, a major shareholder and member of our Board of Directors. The agreement calls for Marc Fourrier, who represents Delphis, to provide consulting services in the areas of corporate organization, information systems and general management from time to time, for a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2003, Delphis invoiced €20,031 (€26,157 in 2002 and €17,303 in 2001).

        We were not a party to any other related-party transactions during 2003.

Item 8. Financial Information

Financial Statements

        See Item 18 and the financial statements beginning on page F-1 of this annual report.

Legal Proceedings

        We were not a party to any material legal proceedings during 2003 and are not currently party to any material legal proceedings, nor are we aware of any threatened or potential material legal proceedings involving Wavecom, except as described below.

        In April 2003, we received a letter from the French company Novatec SA stating that one of the processes we use to manufacture our WISMO PAC modules violates French and European patents owned by Novatec. The letter demanded that we cease manufacturing these modules until we have obtained a patent license from Novatec. We believe the claims made by Novatec in its letter to be without merit and intend to vigorously defend any action that might be brought by Novatec. We filed a petition of opposition with the "Office European des Brevets", the European patent office for the European patent of Novatec and have initiated a lawsuit in the Paris courts against Novatec, seeking to nullify their French and European patents, and Novatec replied before the court by submitting written pleadings claiming that we were infringing their patent.

        In December 2003, we filed a lawsuit in the Paris courts against the French company Sagem for counterfeiting the Wavecom brand as well as for unfair competition on the basis of imitating the look and design of our Integra modem.

Dividends

        Wavecom did not declare any dividends in 2001, in 2002 or in 2003. We intend to retain any future earnings for investment in the development and expansion of our business and do not expect to pay any cash dividends on our shares in the foreseeable future.

48          Wavecom Annual Report Form 20-F 2003

Item 9. The Offer and Listing

Price Range of Shares and ADSs

        Our shares have been listed on the Euronext Nouveau Marché (7306) of the Paris Bourse since June 14, 1999 and our ADSs have been quoted on the NASDAQ National Market under the symbol "WVCM" since June 9, 1999. The following table sets forth the range of high and low closing sale prices of our shares and ADSs for the periods indicated:

	Per Share		Per ADS
	High	Low	High	Low
Year ended December 31, 1999	€99.00	€11.40	$94.75	$11.75
Year ended December 31, 2000	€166.90	€53.00	$168.87	$44.00
Year ended December 31, 2001	€67.00	€16.06	$67.13	$15.00
Year ended December 31, 2002	€48.28	€10.91	$44.65	$11.34
Year ended December 31, 2003	€18.66	€6.59	$21.65	$7.42
Year ended December 31, 2002
First Quarter 2002	€46.50	€28.75	$41.56	$24.81
Second Quarter 2002	€48.28	€27.90	$44.56	$24.10
Third Quarter 2002	€45.00	€32.75	$44.65	$31.88
Fourth Quarter 2002	€43.00	€10.91	$43.09	$11.34
Year ended December 31, 2003
First Quarter 2003	€14.73	€6.59	$15.51	$7.42
Second Quarter 2003	€13.01	€8.10	$14.67	$8.55
Third Quarter 2003	€16.88	€9.68	$19.18	$11.09
Fourth Quarter 2003	€18.66	€10.15	$21.65	$12.98
Most recent six months
September, 2003	€16.88	€11.38	$19.18	$13.10
October, 2003	€18.66	€14.70	$21.65	$17.40
November, 2003	€16.23	€14.55	$18.98	$17.38
December, 2003	€15.39	€10.15	$18.50	$12.98
January, 2004	€11.45	€9.92	$14.78	$12.54
February, 2004	€10.51	€8.78	$13.55	$11.51
March, 2004	€10.33	€8.30	$12.80	$10.36

        On April 13, 2004, the last reported sale price for our ADSs on The NASDAQ National Market was $11.31 per ADS and the last reported sale price for our shares on the Euronext Nouveau Marché was €9.62 per share.

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

Wavecom Annual Report Form 20-F 2003          49

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

Composition of share capital

        We have only one class of shares. As of December 31, 2003, this class consisted of 15,342,789 authorized ordinary shares all of which shares were outstanding as of such date, with a nominal value €1 per share, resulting in a share capital of €15,342,789 in nominal value, as approved by the Board of Directors on February 6, 2004. This number includes 156,345 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our shareholders.

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

        Upon recommendation of our Board of Directors, our shareholders may decide to allocate all or a part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. Shareholders holding a certain percentage (according to a formula relating to the Company's share capital) of our shares or a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage (1%) of our voting rights may require our Board of Directors to propose the declaration of a dividend at an ordinary general meeting of shareholders. If shareholders at this meeting approve the proposal, dividends are declared.

50          Wavecom Annual Report Form 20-F 2003

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

Wavecom Annual Report Form 20-F 2003          51

        Our Board of Directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the tribunal de commerce, the French commercial court, may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by our Board of Directors or, if it fails to call a meeting, by our statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of our share capital, a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage (1%) of our voting rights, or the Workers Council or another interested party under certain circumstances, may request that the court appoint an agent. The notice of a meeting must state the agenda for the meeting.

        French law requires that a preliminary notice of a listed company's general shareholders' meeting be published in the Bulletin des Annonces Légales Obligatoires ("BALO") at least 30 days prior to the meeting. The preliminary notice must first be sent to the French securities authority, the Authorité des Marchés Financiers ("AMF") with an indication of the date it is to be published in the BALO. The AMF also recommends that such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders' vote. Within 10 days of publication, one or more shareholders holding a certain percentage (according to a formula relating to the Company's share capital) of our share capital, a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage of our voting rights (1%), or the Employee Committee may propose additional resolutions.

        Notice of a general shareholders' meeting must be sent by mail at least 15 days before the meeting to all holders of registered shares who have held their shares for more than one month. However, in the case where quorum was not met and the original meeting was adjourned, this time period is reduced to six days. Notice of the meeting must also be published in BALO, after having first been sent to the AMF. The notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders' vote.

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

52          Wavecom Annual Report Form 20-F 2003

        Under French law, a quorum requires the presence, in person or by proxy (including those voting by mail) of shareholders having at least (1) 25% of the shares entitled to vote in the case of an ordinary general shareholders' meeting or at an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 33.3% of the shares entitled to vote in the case of any other extraordinary general shareholders' meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. French law regarding quorum requirements as described above do not meet Nasdaq's quorum requirement of Rule 4350(f) of the rules of the Nasdaq stock market. While Wavecom has received an exemption to this rule from Nasdaq, it makes every effort to encourage shareholder participation at shareholders' meetings, including holding the meetings at easily accessible sites in central Paris.

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

Wavecom Annual Report Form 20-F 2003          53

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

        At a general meeting of shareholders held on June 17, 2002, our shareholders extended until December 16, 2003 our authorization to acquire shares for the purpose of making purchases or sales according to the market situation, making purchases or sales with a view to adjusting the market price by going against market trends, having at its disposal shares to be used in the context of the implementation of share purchase programs intended for employees, having at its disposal shares intended to be handed over in the context of an acquisition or exchange, minimizing the dilution effect in the case of issue of transferable securities, and/or, using the cash surplus. On May 22, 2003, our shareholders renewed this authorization for an additional 18 month period. A resolution will be put forth at the general shareholders meeting of May 26, 2004 to approve a new share repurchase program to replace the current one. We are required to notify the AMF (French stock market authority) on a monthly basis of our trading program in our own shares.

        When we purchase our own shares, they must be held in registered form and be fully paid. These shares are deemed to be outstanding under French law, but are not entitled to any dividends or voting rights, and we

54          Wavecom Annual Report Form 20-F 2003

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

        As of December 31, 2003, we held 156,345 shares at prices ranging from €7.94 to €8.69. All transactions took place during the month of March 2003.

Cross-shareholdings and holding of our shares by our subsidiaries

        French law prohibits a company from holding our shares if we hold more than 10% of that company's share capital, and we may not own any interest in a French company holding more than 10% of our share capital. In the event that a cross-shareholding violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are deprived of their voting rights. Failure by the officers and directors of a company to sell these shares is a criminal offense.

        In the event that one of our subsidiaries holds our shares, these shares are deprived of their voting rights. However, French law does not require the subsidiary to sell the shares.

Requirement for holdings exceeding certain percentages

        French law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 20%, 33 2/3%, 50% or 66 2/3% of our outstanding voting shares (including a holder of ADS) or the voting rights attached to our shares, or that increases or decreases its shareholding or voting rights thereof by any such percentage, must notify us by registered letter (with return receipt) within 5 trading days of crossing such thresholds either above or below. A resolution relative to this time limit will we brought before the next annual shareholders meeting on May 26, 2004 in order to conform to the most recent regulations concerning financial safety, amended in article L. 233-7 of the French commercial code. The new time limit specifies that declarations must be made "within five trading days, inclusive, from the date that the threshold is crossed by virtue of ownership of the total number of shares held". Such individual or entity must also notify the AMF by registered letter (with return receipt) within five trading days of crossing such threshold, either above or below. A filing fee, determined by the AMF, may be assessed at the time a declaration is made. Information regarding the passing of thresholds of ownership is made public by the AMF. Failure to comply with the above stated stipulations and at the request of one our several shareholder owing at least 5% of share capital or the voting rights attached to those shares, may result in the suspension of voting rights at all shareholders meetings which could be held up until the expiration of a time limit of two years, inclusive, from the date that a corrective declaration is made. In case of the crossing of the 10% and 20% thresholds, the individual acting alone or in concert with others, must notify the AMF by registered letter (with return receipt) within ten trading days of his intentions as to the objectives he is pursuing.

        To permit holders to give the required notice, we are required to publish in the BALO (the official journal for legal notifications in France) no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), indicating the date that each such number was last updated.

Wavecom Annual Report Form 20-F 2003          55

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

        In January 1999, October 2001, January 2002, May 2002, November 2002, May 2003, and December 2003, we entered into cross-license agreements or similar agreements with Motorola Inc., Philips N.V., Siemens A.G., Qualcomm Inc., NEC, Alcatel and Nokia, respectively. For a summary of each of these agreements, please see "Item 4—Information on the Company—Intellectual Property".

        In October 2003, we entered into an agreement with TCL Mobile Communication Co., Ltd. to supply our Compact Phones Development Lab solution for use in several of TCL's mobile telephones. The agreement calls for the delivery of 2.5 million hardware units (WISMO Quik, Pac or Flex) within 18 months from the first CTA (China Type Approval) of a TCL device under this agreement.

Exchange Controls

        See "Limitations Affecting Shareholders of a French Company" in Amendment No. 1 to our registration statement on Form F-1, registration number 333-11764, dated and filed with the Securities and Exchange Commission on June 6, 2000.

Taxation

General

        The following discussion generally summarizes the material French tax consequences and the material U.S. federal tax consequences of the purchase, ownership and disposition of shares or ADSs by U.S. holders. U.S. holders are holders who are for United States federal income tax purposes:

  •
  individuals who are citizens or residents of the United States,

  •
  corporations, or other entities, taxable as corporations, created or organized under the laws of the United States or of any political subdivision thereof or the District of Columbia,

  •
  estates, the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  trusts, the administration of which are subject to the primary supervision of U.S. courts and one or more U.S. persons have the authority to control all substantial decisions of the trusts,

and, solely for purposes of the discussion of French tax consequences below, only the above-described holders:

  •
  whose ownership of shares or ADSs is not effectively connected with a permanent establishment or fixed base in France,

  •
  who, in the case of individuals or other non-corporate holders, other than partnerships or trusts, are residents of the United States,

56          Wavecom Annual Report Form 20-F 2003

  •
  that, in the case of United States corporations other than regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital,

  •
  that, in the case of United States corporations that are regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital if less than 20% of such corporation's shares are owned by persons who are not citizens or residents of the United States,

  •
  that in the case of partnerships or trusts that are treated as residents of the United States as defined by the income tax convention between the United States and France dated August 31, 1994 (referred to herein as the U.S.-France income tax convention), to the extent that its partners, beneficiaries or grantors are themselves individuals or other non-corporate entities that are residents of the United States, or United States corporations, other than regulated investment companies, that do not own, directly or indirectly, 10% or more of our outstanding voting share capital.

        This discussion may not describe all of the tax considerations related to the purchase, ownership and disposition of shares or ADSs that may be relevant to a holder in light of that holder's particular tax situation. In particular, this discussion deals with holders that hold shares or ADSs as capital assets, as that term is defined in the U.S. Internal Revenue Code, and does not address special tax rules applicable to special classes of taxpayers, such as U.S. expatriates, regulated investment companies, financial institutions, insurance companies, holders that own, directly, indirectly or by attribution, 10% or more of our outstanding voting share capital, tax-exempt organizations, securities dealers, persons subject to the alternative minimum tax, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of shares or ADSs, persons that will hold shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes and persons that have a functional currency other than the U.S. dollar. The following summaries also do not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of shares.

        The statements on United States tax law are based on the tax laws and practice of the United States, and the statements on French tax law are based upon the tax laws and practice of France, in effect on the date of this annual report, as well as on the current U.S.-French income tax convention, all of which are subject to change. In addition, the statements are based in part upon the representations of the Bank of New York and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        This discussion is intended to be a general summary and shall not constitute a complete and in depth analysis of all potential tax effects that may affect ownership or disposition of the shares or ADS and shall not encompass all individual particularities. Owners and prospective purchasers of shares or ADSs are urged to consult their own advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any state or local and other foreign tax laws.

French Taxation of U.S. Holders

        The following discussion generally summarizes the material French tax consequences to U.S. holders of the acquisition, ownership and disposition of shares or ADSs.

        Holders of ADSs deemed to be owners of shares.    For purposes of the U.S.-France income tax convention, owners of ADSs will be treated as the owners of the shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a holder will not result in the imposition of French tax.

Wavecom Annual Report Form 20-F 2003          57

        Dividends.    Under French law, a French resident is generally entitled to a tax credit (called the avoir fiscal) equal to a percentage of the dividends received from French companies such as ours. This percentage is:

  •
  50% of the amount of dividends paid if the recipient is an individual or corporation owning at least 5% of the distributing company; or

  •
  10% of the dividends paid if the recipient is an individual or corporation owning less than 5% of the distributing company.

The U.S.-France income tax convention generally provides that a resident of the United States shall be entitled to the avoir fiscal (or a portion thereof), subject to deduction for French withholding tax, for dividends received to the extent that a resident of France would have been entitled to the avoir fiscal for such dividends. Under the U.S.-France income tax convention, dividends and the avoir fiscal are subject to French withholding tax rate at a reduced rate of 15%. To claim the reduced French withholding tax rate of 15% and to claim the avoir fiscal, a U.S. holder must satisfy certain certification and filing requirements. Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate, or which have been earned and taxed more than five years before the distribution, are subject to an additional equalization tax (called précompte) equal to 50% of the net amount distributed.

        Non-individual shareholders will no longer be entitled to the avoir fiscal as of January 1, 2005. In addition, U.S. holders of shares or ADSs should be aware that the French Budget Law for 2004 (No. 2003-1311 dated December 30, 2003) provides for the elimination of both the avoir fiscal and the précompte with respect to all dividends paid on or after January 1, 2005. The French Budget Law for 2004, however, provides for the implementation of a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before French withholding tax) on dividends paid in 2005 from profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution.

        We do not expect to pay dividends in the foreseeable future. If we do pay a dividend, U.S. holders are urged to consult their own tax advisors as to the application of the U.S.-France income tax convention and the tax law of France to their particular circumstances.

        Sale, exchange or other disposition of shares or ADSs.    Under the U.S.-France income tax convention, no French tax is levied on any capital gain derived from the sale, exchange or other disposition of shares or ADSs by a U.S. holder.

        Estate and gift tax.    Under the estate and gift tax convention between the United States and France dated November 24, 1978, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, unless the donor or the decedent was domiciled in France at the time of making the gift, or of his or her death, or the shares or ADSs were used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

        Wealth tax.    The French Wealth Tax (impôt de solidarité sur la fortune) does not apply to a U.S. holder, provided that the holder does not own, individually or with related persons, directly or indirectly, shares or ADSs which collectively represent the right to at least 10% of the corporate earnings and the shares or ADSs are not part of the assets of a permanent establishment or a fixed base located in France.

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

58          Wavecom Annual Report Form 20-F 2003

U.S. Taxation of U.S. Holders

        The following discussion generally summarizes the material U.S. federal tax consequences to U.S. holders of the purchase, ownership and disposition of shares or ADSs.

        Holders of ADSs deemed to be owners of shares.    For purposes of the U.S. Internal Revenue Code, a U.S. holder of ADSs will be treated as the owner of the underlying shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a U.S. holder will not result in recognition of gain or loss for U.S. federal income tax purposes.

        Dividends.    Subject to the discussion below under the heading "Passive Foreign Investment Company", the gross amount of a cash distribution (including the amount of foreign taxes, if any, withheld therefrom) paid on a share or ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Avoir fiscal and précompte payments will be considered dividends to the same extent. To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted tax basis in such share or ADS and thereafter as capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the U.S. federal income tax law.

        Dividends paid in euro will be includable in income in a U.S. dollar amount based on the prevailing U.S. dollar-euro exchange rate on the date of receipt by the depositary, in the case of ADSs, or the date of receipt by the U.S. holder of shares, whether or not the payment is converted into U.S. dollars at that time. A U.S. holder will have a tax basis in any euro distributed equal to such U.S. dollar amount. Any gain or loss recognized upon a subsequent sale or conversion of the euro generally will be U.S. source ordinary income or loss. A U.S. holder may also recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, on a subsequent conversion or other disposition of the refund of the excess withholding tax initially withheld from a dividend payment if the refund is converted into U.S. dollars at an exchange rate different than the rate used to translate the U.S. holder's dividend income.

        Dividend income is generally taxed as ordinary income. However, as a result of recent U.S. tax legislation, a maximum U.S. federal income tax rate of 15% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S. or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a "qualifying treaty"). ADRs backed by our shares are readily tradable on the NASDAQ National Market. In addition, the U.S.-France income tax convention is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our shares or ADSs should constitute "qualified dividend income" for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions apply.

        The amount of foreign income taxes that may be claimed as a credit against U.S. federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" or "financial services income" for U.S. foreign tax credit purposes.

        We do not expect to pay dividends in the foreseeable future. If we do pay a dividend, U.S. holders are urged to consult their own tax advisors as to the application of the U.S.-France income tax convention and the Jobs and Growth Tax Relief Reconciliation Act of 2003 to their particular circumstances.

Wavecom Annual Report Form 20-F 2003          59

        Sale, exchange or other disposition of shares or ADSs.    Unless a nonrecognition provision applies, upon a sale, exchange or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized (determined in U.S. dollars) upon the disposition and such U.S. holder's adjusted tax basis in the shares or ADSs. Subject to the discussion below under the heading "Passive Foreign Investment Company", such gain or loss generally will be a capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the share or ADS for more than one year at the time of the disposition. If the U.S. holder is an individual, trust or estate, long-term capital gain realized upon a disposition of a share or ADS after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of shares or ADSs held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. U.S. holders should consult their own tax advisors regarding the availability of this offset.

        No French tax is imposed on the capital gains of a U.S. holder arising from the sale, exchange or other disposition of shares or ADSs provided that certain requirements of the U.S.-France income tax are satisfied. See "French Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Shares or ADSs". In the event that French tax is imposed on capital gains from the sale, exchange or other disposition of shares or ADSs, U.S. holders should consult their own tax advisors with respect to their ability based on their particular circumstances to credit such tax against their U.S. federal income.

        The surrender of ADSs in exchange for shares and the surrender of shares in exchange for ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, a U.S. holder will not recognize any gain or loss upon such surrender.

        Passive Foreign Investment Company.    We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2004, or for future taxable years. However, a company's status as a PFIC is a factual determination made on a year to year basis and depends on, among other things, a valuation of the company's assets, including goodwill and other intangible assets. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful.

        We will be classified as a PFIC in a particular taxable year if either:

  •
  75% or more of our gross income for the taxable year is "passive income," which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

  •
  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

If we are classified as a PFIC, generally any gain recognized by a U.S. holder upon the sale or disposition of our shares or ADSs, or the receipt of certain distributions, would be treated as ordinary income. In this case, this income would be allocated over the U.S. holder's holding period for the holder's shares or ADSs, would be taxed at the highest applicable tax rate in effect for the year to which it is allocated, and an interest charge would be imposed on the amount of deferred tax attributable to the income allocated to prior taxable years.

        If we were determined to be a PFIC, however, a U.S. holder could elect to treat the shares or ADSs as an interest in a qualified electing fund, by making a "QEF Election," in which case, the holder would be required to include in income the holder's proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain subsequently recognized upon the sale by the holder of the shares or ADSs would generally be taxed as a capital gain. Alternatively, if our stock were treated as marketable stock for PFIC purposes, a U.S. holder could make a "Mark-to-Market Election", pursuant to which the holder would be required to include as ordinary income annually the excess of the fair market value of the shares or ADSs

60          Wavecom Annual Report Form 20-F 2003

over the holder's tax basis therein. Any gain subsequently recognized upon the disposition by the holder of the shares or ADSs would also be taxed as ordinary income in the year of the disposition. The holder's basis in the shares or ADSs would be adjusted to reflect any such income amounts.

        We will continue to monitor our status in relation to our being considered a PFIC, and we will take reasonable steps to notify U.S. holders if we believe we are properly classified as a PFIC to enable U.S. holders to consider whether or not to make a QEF Election or make a Mark-to-Market Election. In addition, we intend to comply with the applicable information reporting requirements so that U.S. holders are able to make a QEF Election.

        U.S. holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of shares or ADSs. U.S. holders also should consult with their own tax advisors regarding the eligibility, manner and advisability of making the QEF Election or Mark-to-Market Election if we are treated as a PFIC.

        Information reporting and backup withholding.    Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or other disposition of shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding (currently at a 28% rate). Backup withholding will not apply to a U.S. holder, however, if the holder furnishes a correct taxpayer identification number and makes any other required certification or if the holder is otherwise exempt from backup withholding. If the U.S. holder is required to establish the holder's exempt status or provide other certifications, the holder generally must provide such certifications on U.S. Internal Revenue Service Form W-9.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

        The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors, including those set forth in the Risk Factors section.

        As of December 31, 2003, all of our cash and cash equivalents were classified as available-for-sale. The principal portion of our investments are not subject to interest rate risk; however, declines in interest rates over time will reduce our interest income. A hypothetical 10% move in interest rates would have an insignificant effect on our financial position, results of operations and cash flows. We do not have any investments in equity or debt securities traded in the public markets, nor do we currently use interest rate derivative financial instruments. Therefore, we do not currently have any direct equity price risk.

Wavecom Annual Report Form 20-F 2003          61

        We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2003, we recorded 72% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars, which are closely tied to the U.S. dollar. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 55% of our cost of revenues and operating expenses in 2003. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange loss of €2,065,000 in 2003, a net foreign exchange loss of €10,857,000 in 2002 and a net foreign exchange gain of €142,000 in 2001.

        In January 2003, we began to use a combination of options and forward exchange contracts in order to minimize the risk to our estimated net dollar cash flows over the coming months. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions, with the fair market value of the instruments being recorded on our balance sheet and their changes in market value recognized in our profit and loss accounts at the end of each accounting period.

        See also Item 5: "Operating and Financial Review and Prospect—Impact of currency fluctuations" and note 5 to our Consolidated Financial Statements.

Item 12. Description of Securities other than Equity Securities

        Not applicable

62          Wavecom Annual Report Form 20-F 2003

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

        We successfully completed a public offering of our securities in June 2000, with net proceeds to Wavecom of €96.5 million.

        In 2001, we used approximately €4.9 million to purchase property and equipment. In 2002, we used approximately €27.3 million to purchase property and equipment. In 2003, we used approximately €11.2 million to purchase property and equipment. At December 31, 2003, €52.9 million of the offering proceeds remained available.

Item 15. Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2003. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2003, our disclosure controls and procedures were (1) designed to ensure that material information relating to Wavecom, including its consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, particularly during the period in which this Annual Report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

        No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16a. Audit Committee Financial Expert

        Our Board of Directors has determined that we have at least one audit committee financial expert, Stephen Imbler, serving on our audit committee.

Item 16b. Code of Ethics

        We have adopted a written code of ethics that applies to senior members of our financial management team, including our principal executive officer, principal financial officer and principal accounting officer.

        You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

    Wavecom SA
    3, esplanade du Foncet
    92442 Issy-les-Moulineaux Cedex
    France
    Attention: Investor Relations
    Tel. 011 33 1 46 29 08 00

Wavecom Annual Report Form 20-F 2003          63

Item 16c. Principal Accountant Fees and Services

        During each of the last two fiscal years, Ernst & Young Audit has acted as our independent auditors and Rouer, Bernard, Bretout has acted as our French statutory auditor.

Audit Fees

        Ernst & Young Audit billed us approximately €356,000 for audit services for fiscal 2003, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K. Ernst & Young Audit billed us approximately €413,000 for audit services for fiscal 2002.

        Rouer, Bernard, Bretout, our co-auditor for French statutory purposes, billed us approximately €133,000 for statutory audit services for fiscal 2003. Rouer, Bernard, Bretout billed us approximately €108,000 for audit services for fiscal 2002.

Audit-Related Fees

        Ernst & Young Audit billed us approximately €22,000 for audit-related services for fiscal 2003. Audit-related services principally include reports required to be issued for French statutory purposes. Ernst & Young Audit billed us approximately €5,000 audit-related services for fiscal 2002.

        Rouer, Bernard, Bretout billed us approximately €20,000 for audit-related services for fiscal 2003. Audit-related services principally include reports required to be issued for French statutory purposes. Rouer, Bernard, Bretout billed us approximately €34,000 for audit-related services for fiscal 2002.

Tax Fees

        Ernst & Young member firms billed us approximately €7,000 for tax services, including principally fees associated with tax compliance services at foreign subsidiaries for fiscal 2003. Ernst & Young member firms billed us approximately €19,000 for tax services in fiscal 2002.

All Other Fees

        Ernst & Young member firms billed us approximately €16,000 for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2003. In fiscal 2003, such other services included legal fees. Ernst & Young member firms billed us approximately €11,000 for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2002. In fiscal 2002, such other services included legal fees.

Pre-Approval Policies for Non-Audit Services

        Prior to the engagement of Ernst & Young Audit and Rouer, Bernard, Bretout each year, the engagements are approved by our Board of Directors and by vote of our shareholders at our annual general meeting. Our audit committee has also adopted its own rules of procedure. The audit committee's rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors or our statutory auditors. Our Board of Directors also reviews the internal control, disclosure and audit processes.

        In fiscal 2003, our audit committee approved all of the audit services provided by Ernst & Young Audit and Rouer, Bernard, Bretout, and all of the audit-related services or tax consulting services provided by Ernst & Young Audit and Rouer, Bernard, Bretout and all of the other services provided by Ernst & Young Audit and Rouer, Bernard, Bretout.

Item 16d. Exemption from the Listing Standards for Audit Committees

        Not applicable.

64          Wavecom Annual Report Form 20-F 2003

Glossary

        2G, 2,5G:    Intermediary generations (2nd generation and 2.5 generation) for wireless network standards that precede the third generation (3G or Wideband CDMA) standard. Included are: GSM for 2G, GPRS for 2.5G).

        3G:    Wireless network standards for 3rd generation. These networks will allow access to a large array of new services, including fast internet access made possible because of the introduction of "packet radio" technology to the wireless communication networks.

        Analog standard:    Transmission standard traditionally used as an alternative to the digital standard with which information (sound, text or images) are codified and transformed into series of numbers.

        CDMA—Code Division Multiple Access:    A wireless network standard which is competitive with the GSM standard and used primarily in the United Sates and some Asian countries, including Korea.

        EDGE—Enhanced Data GSM Environment:    A faster version of the GSM standard. It represents an interim step between GSM and 3G (Wideband-CDMA).

        EMS—Electronic Manufacturing Services:    Production outsourcing specialists for the electronics industry.

        Wireless terminals:    Any device used to transmit and receive voice and data via wireless networks including(mobile telephones, fax machines, modems, etc.).

        GPRS—General Packet Radio Services:    A system for transmitting data via packets with improved data flow on GSM networks.

        GSM—Global System for Mobile communications:    Digital transmission standard used by wireless networks. GSM is the main wireless network standard in Europe.

        Interconnectivity:    The mechanism for establishing a connection between networks using different standards where the goal is to give all subscribers of one operator network the possibility to communicate with subscribers of other operators' networks.

        ISO—International Standard Organisation:    International organisation charged with establishing worldwide standards in a variety of areas.

        MMS—Multi-media Messaging System:    Electronic messaging system including electronic mail or e-mail.

        PCD—Personal communication device:    Any number of wireless terminals used by individuals to communicate via wireless networks including: mobile telephones, connected personal digital assistants and "smartphones";

        PDA—Personal Digital Assistant    Also known as an electronic organizer that include personal address books and daily calendar in an electronic device.

        SIM—Subscriber Identity Module:    Subscriber identification card allowing access to services on the GSM network. In order to function, the card is inserted into a mobile telephone or other wireless terminal.

        SMS—Short Message Service:    Short written messages which are transmitted via data channels on the GSM mobile network. The maximum length of any message is 160 characters. Transmission on the GSM network is standardized. A short message server which is integrated into the mobile network ensures an interface between the mobile and fixed environments.

        Quad-band:    Ability to operate on four different frequency bands.

Wavecom Annual Report Form 20-F 2003          G-1

        WAP—Wireless Application Protocol:    Standard that adapts the Internet for use in mobile telephones, specifically appropriate size and format. This communication protocol involves the formatting of a migration process between the GSM network and the internet.

        W-CDMA—Wideband Code Division Multiple Access:    The first standard of the third generation which was commercially available in Japan in a specific limited geographic area in 2001 and should be available in Europe and the rest of Asia by 2005.

        WLL—Wireless Local Loop:    A communication network covering a narrowly defined physical area using radio transmission for voice and data communication. These networks can functionally substitute fixed-line networks in areas where no infrastructure currently exists.

        WISMO:    Wavecom trademark abbreviation standing for "Wireless Standard Module". These highly integrated modules contain all of the hardware and software required to make wireless devices that work on the GSM/GPRS and CDMA standards.

G-2          Wavecom Annual Report Form 20-F 2003

PART III

Item 18: Financial Statements

WAVECOM S.A.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Wavecom Annual Report Form 20-F 2003          F-1

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Wavecom S.A.

        We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 2001, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of Wavecom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wavecom, S.A. at December 31, 2001, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

represented by
Jean-Yves Jégourel

Courbevoie, France
February 7, 2004

F-2          Wavecom Annual Report Form 20-F 2003

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years ended December 31,
	2001	2002	2003
Revenues:
Product sales	€317,571	€549,543	€271,773
Technology development and other services	5,093	1,546	3,855

Total revenues	322,664	551,089	275,628
Cost of revenues:
Product sales:
Cost of goods sold	254,658	371,919	177,541
Adjustment of royalty provision	—	—	(9,076)

Total cost of product sales	254,658	371,919	168,465
Cost of services	4,718	4,709	4,704

Total cost of revenues	259,376	376,628	173,169

Gross profit	63,288	174,461	102,459
Operating expenses:
Research and development	32,634	64,093	62,123
Sales and marketing	12,416	26,600	27,766
General and administrative	13,297	26,163	39,141
Deferred compensation amortization	1,711	1,587	205
Amortization and impairment of goodwill	278	—	4,244

Total operating expenses	60,336	118,443	133,479

Operating income (loss)	2,952	56,018	(31,020)
Interest expense	(523)	(527)	(581)
Interest income	4,350	3,686	3,348
Foreign exchange gain (loss)	142	(10,857)	(2,065)
Provision for loss on long-term investments	(716)	—	—

Income (loss) before minority interest and income taxes	6,205	48,320	(30,318)
Minority interest.	(804)	(323)	(38)

Income (loss) before income taxes	7,009	48,643	(30,280)
Income tax expense (benefit)	(2,299)	6,556	(4,400)

Net income (loss)	€9,308	€42,087	€(25,880)

Basic net income (loss) per share	€0.63	€2.82	€(1.71)

Diluted net income (loss) per share	€0.61	€2.74	€(1.71)

Number of shares used for computing:
—basic net income (loss) per share	14,726,647	14,943,048	15,098,795
—diluted net income (loss) per share	15,359,226	15,348,985	15,098,795

See notes to financial statements

Wavecom Annual Report Form 20-F 2003          F-3

WAVECOM S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2001	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	€128,972	€119,416	€110,705
Short-term investments	3,008	15,112	—
Accounts receivable (less allowance for doubtful accounts of €328, €243 and €1,866 at December 31, 2001, 2002 and 2003, respectively)	46,219	85,921	44,622
Inventory, net	13,858	30,205	33,809
Value added tax recoverable	22,251	6,430	2,235
Prepaid expenses and other current assets	12,720	9,335	11,442
Recoverable taxes	—	—	7,670
Deferred tax assets, current portion	—	3,889	—

Total current assets	227,028	270,308	210,483
Property and equipment, net	15,666	29,624	27,862
Goodwill, net of accumulated amortization of €326 at December 31, 2001 and 2002	5,716	4,807	—
Long-term investments	3,476	14,152	16,502
Other assets	8,061	5,102	9,410
Recoverable tax loss carryback and research tax credit	—	—	9,913
Deferred tax assets	—	8,041	6,320

Total assets	€259,947	€332,034	€280,490

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€111,926	€99,937	€85,995
Accrued compensation	5,755	10,488	7,208
Other accrued expenses	15,525	36,367	35,655
Current portion of loans	488	—	—
Current portion of capitalized lease obligations	201	214	855
Deferred revenue and advances received from customers	2,648	4,100	1,420
Income tax payable	—	13,605	—
Other liabilities	521	179	71

Total current liabilities	137,064	164,890	131,204
Long-term portion of capitalized lease obligations	228	287	425
Other long-term liabilities	410	—	6,267

Total long-term liabilities	638	287	6,692

Minority interest	361	38	—
Commitments and contingencies
Shareholders' equity:
Shares, €1 nominal value; 14,810,614 shares issued and outstanding at December 31, 2001; 15,107,890 shares issued and outstanding at December 31, 2002; 15,342,789 shares issued at December 31, 2003	14,811	15,108	15,343
Additional paid in capital	135,013	135,954	136,460
Treasury stock (156,345 shares at December 31, 2003)	—	—	(1,312)
Deferred compensation	(2,991)	(975)	(323)
Retained earnings (deficit)	(25,671)	16,416	(9,326)
Accumulated other comprehensive income	722	316	1,752

Total shareholders' equity	121,884	166,819	142,594

Total liabilities and shareholders' equity	€259,947	€332,034	€280,490

See notes to financial statements

F-4          Wavecom Annual Report Form 20-F 2003

WAVECOM S.A

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of euro, except share data)

	Shares
			Additional paid in capital		Deferred Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity
	Shares	Amount		Treasury Stock
Balance at December 31, 2000	14,682,281	€14,682	€132,993	€—	€(3,606)	€(34,979)	€(1,080)	€108,010
Forfeiture of options and founders' warrants			(99)		99
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			1,862		(1,862)
Amortization of deferred compensation					2,378			2,378
Issuance of shares in connection with the exercise of 75,557 founders' warrants and 12,480 options at an exercise price of €2.29	88,037	88	113					201
Issuance of shares in connection with the exercise of 36,743 founders' warrants and 3,553 options at an exercise price of €4.57	40,296	41	144					185
Comprehensive income:
Net income						9,308		9,308
Foreign currency translation							1,802	1,802

Total comprehensive income						9,308	1,802	11,110

Balance at December 31, 2001	14,810,614	14,811	135,013	—	(2,991)	(25,671)	722	121,884
Forfeiture of options and founders' warrants			(5)		5
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			190		(190)
Amortization of deferred compensation					2,201			2,201
Issuance of shares in connection with the exercise of 154,075 founders' warrants and 25,026 options at an exercise price of €2.29	179,101	179	231					410
Issuance of shares in connection with the exercise of 98,173 founders' warrants and 15,318 options at an exercise price of €4.57	113,491	113	405					518
Issuance of shares in connection with the exercise of 4,684 options at an exercise price of €26.68	4,684	5	120					125
Comprehensive income:
Net income						42,087		42,087
Foreign currency translation							(406)	(406)

Total comprehensive income						42,087	(406)	41,681

Balance at December 31, 2002	15,107,890	€15,108	€135,954	€—	€(975)	€16,416	€316	€166,819
Purchase of treasury stock				(1,312)				(1,312)
Repurchase of minority interest			(249)			138		(111)
Forfeiture of options and founders' warrants			(116)		116			—
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			315		(315)			—
Amortization of deferred compensation					756			756
Issuance of shares in connection with the exercise of 123,979 founders' warrants at an exercise price of €2.29	123,979	124	160					284
Issuance of shares in connection with the exercise of 101,096 founders' warrants and 9,824 options at an exercise price of €4.57	110,920	111	396					507
Comprehensive income:
Net loss						(25,880)		(25,880)
Unrealized gain on financial instruments							4,135	4,135
Foreign currency translation						95	(2,699)	(2,604)

Total comprehensive income (loss)					95	(25,880)	1,436	(24,349)

Balance at December 31, 2003	15,342,789	€15,343	€136,460	€(1,312)	€(323)	€(9,326)	€1,752	€142,594

See notes to financial statements

Wavecom Annual Report Form 20-F 2003          F-5

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)

	Years ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	€9,308	€42,087	€(25,880)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization of property and equipment	5,042	13,373	14,193
Provision for loss on long-term investments	716	—	—
Amortization of goodwill	278	—	—
Goodwill impairment	—	—	4,244
Amortization of deferred stock compensation	1,711	2,200	756
Minority interest	(804)	(323)	(38)
Deferred taxes	—	(11,931)	5,611
Increase (decrease) in cash from:
Accounts receivable	(15,685)	(49,192)	29,909
Inventory	(2,431)	(17,539)	(5,092)
Value added tax recoverable	(20,518)	15,821	4,195
Research tax credit reimbursed	—	813	—
Prepaid expenses and other current assets	(9,951)	2,970	(5,369)
Recoverable taxes	—	—	(9,913)
Accounts payable and other accrued expenses	85,409	21,234	(3,652)
Accrued compensation	2,105	5,083	(3,710)
Deferred revenue and advances received from customers	(1,668)	1,887	(2,136)
Income tax payable	—	13,605	(13,605)
Other payables	70	(99)	59
Other	(3,584)	1,878	4,553

Net cash provided (used) by operating activities	49,998	41,867	(5,875)

Cash flows from investing activities:
Acquisition of Iconn Wireless	(4,719)	—	—
Arguin acquisition, net of cash acquired	462	—	—
Disposal (acquisition) of short-term investments	23,799	(12,104)	15,111
Acquisition of long-term investments	(113)	(10,676)	(2,350)
Repurchase of minority interest in Arguin	—	—	(249)
Purchases of property and equipment	(10,330)	(27,307)	(11,241)
Proceeds from sale of property and equipment	—	177	76

Net cash provided (used) by investing activities	9,099	(49,910)	1,347

Cash flows from financing activities:
Net increase (decrease) in overdrafts and lines of credit	(529)	—	—
Repayment of loans	(146)	(488)	—
Principal payments on capital lease obligations	(815)	(237)	(743)
Purchases of treasury stock	—	—	(1,312)
Proceeds from exercise of stock options and founders' warrants	386	1,054	791

Net cash provided (used) by financing activities	(1,104)	329	(1,264)

Effect of exchange rate changes on cash and cash equivalents	1,755	(1,842)	(2,919)
Net increase (decrease) in cash and cash equivalents	59,748	(9,556)	(8,711)
Cash and cash equivalents, beginning of period	69,224	128,972	119,416

Cash and cash equivalents, end of period	€128,972	€119,416	€110,705

See notes to financial statements

F-6          Wavecom Annual Report Form 20-F 2003

WAVECOM S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of business and summary of significant accounting policies

  Nature of business

        Wavecom is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on Euronext Paris (Nouveau Marché) in France and on the Nasdaq (National Market) exchange in the U.S. It provides the wireless market with complete technology solutions for vertical applications (including machine-to-machine, automobiles and wireless local loop) and personal communications devices (PCDs, including telephone handsets and smartphones). Wavecom's complete solutions are based on GSM, GPRS and CDMA mobile communications standards and include products called the Wismo (Wireless Standard Module) which are compact standardized devices that contains substantially all of the software, hardware and other technology (including memory) needed to enable wireless communications targeting vertical applications. Wavecom also manufactures a line of wireless modems which also addresses vertical applications. Wavecom's complete wireless solutions are sold via its direct sales force and a network of value added distributors and manufacturers representatives.

  Basis of presentation

        The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of Wavecom S.A., its wholly-owned subsidiaries Wavecom, Inc. (a Delaware corporation) and Wavecom Asia Pacific Ltd. (a Hong Kong corporation), both of which commenced operations in 1998; Wavecom Korea Co. Ltd and Wavecom Deutschland GmbH, branches transformed into subsidiaries in 2002; Wavecom Northern Europe Ltd (an English company) created in 2003 and Arguin Communications Inc. (61.88% controlling interest purchased in October 2000). Inter-company accounts and transactions have been eliminated in consolidation. Certain prior year amounts may have been reclassified to conform to current year presentation.

  Foreign currency

        The reporting currency of Wavecom, for all years presented, is the euro (€).

        The functional currency of each subsidiary is its local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical exchange rates. Translation differences are recorded in shareholders' equity.

        Realized and unrealized foreign currency transaction gains and losses are reflected in net income.

  Financial instruments

        Wavecom operates internationally, giving rise to exposure to changes in foreign currency exchanges rates, the U.S. dollar in particular.

        Wavecom uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from transactions with subsidiaries denominated in U.S. dollar. The Company complies with the Financial Accounting Standards Board issued Statement

Wavecom Annual Report Form 20-F 2003          F-7

No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS 137 and 138. SFAS 133 requires the recognition of all derivatives at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedging transaction and the type of hedge transaction. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

  Revenue recognition

        Revenue is recognized when all of the following circumstances are satisfied: persuasive evidence of an agreement exists, the price is fixed or determinable, collection is reasonably assured and delivery has occurred.

        Revenue from product sales is recognized at the time the units are shipped and the risk of ownership is transferred.

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

  Advertising costs

        The Company expenses advertising costs as incurred. Advertising expenses totaled €6,699,000 and €1,715,000 for the years ended 2003 and 2002, respectively. Amounts in 2003 are linked to Wavecom's first press campaign, started at the end of 2002 and finished during the first half of 2003. Amounts in 2001 were not significant.

  Net income (loss) per share

        Net income (loss) per share amounts are computed using the weighted average number of shares outstanding.

        In accordance with SFAS 128 Earnings per Share, basic and diluted earnings per share are presented. Basic earnings per share excludes the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. The effect of options and warrants outstanding in 2003 have been excluded from the 2003 calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2003, and their effect is anti-dilutive. In 2001 and 2002, diluted earnings per share includes the effects of dilutive options and warrants as if they had been exercised.

  Concentration of risk

        Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

F-8          Wavecom Annual Report Form 20-F 2003

        Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom's cash is held principally in euros and United States dollars and concentrated primarily in five major banks and financial institutes in Paris and three major banks in Hong Kong.

        As of December 31, 2003, Wavecom sub-contracts the manufacturing and assembly of its products to three suppliers located in France, Romania and China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers are unable to meet Wavecom's requirements. During the fourth quarter of 2003, Wavecom decided to consolidate all production with one sub-contractor located in China. The transfer should be effective during the course of2004.

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

        Accounts receivable (before allowance for doubtful accounts) at December 2001, 2002 and 2003 totaled €46,547,000, €86,164,000 and €46,488,000, respectively.

        A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands):

Year ended December 31,	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance
2001	€477	€164	€313	€328
2002	328	119	204	243
2003	243	1,622	—	1,865

        The increase in the allowance for doubtful accounts was related primarily to two European distributors, who were replaced during 2003 as Wavecom expanded it distribution network in the region. Wavecom is in litigation with one of these distributors in an attempt to recover a total of €700,000 owed to Wavecom.

        For the years ended December 31, 2001, 2002 and 2003, certain customers represented revenues in excess of 10% of Wavecom's total consolidated revenues. The amounts of annual revenues, and corresponding outstanding accounts receivable at December 31, from these customers were as follows (in thousands):

	2001		2002		2003
	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable
Customer A	€106,162	€15,817	€368,402	€56,633	€53,505	€4,618
Customer B	—	—	12,249	3,925	50,493	5,711
Customer C	14,411	5,444	13,790	3,309	33,284	9,353
Customer D	114,130	12,780	42,047	594	5,674	—

Wavecom Annual Report Form 20-F 2003          F-9

        Sales to customers by geographic region are summarized as follows (in thousands):

	Years ended December 31,
	2001	2002	2003
China	€126,860	€396,030	€159,339
South Korea	114,180	47,835	17,069
Rest of Asia	28,662	8,294	14,712
France	6,028	9,401	9,226
Rest of Europe	37,793	51,613	57,667
Americas	3,509	25,082	7,604
Rest of world	5,632	12,834	10,011

	€322,664	€551,089	€275,628

        Geographic region is determined by the customer's invoice address and may not indicate the final destination of product usage.

        Substantially all of the Company's long-lived assets are located in France.

  Cash and cash equivalents

        Wavecom considers all highly liquid investments with insignificant interest risk, and purchased with an original maturity of three months or less, to be cash equivalents. At December 31, 2001, 2002 and 2003, Wavecom had amounts of €83,680,000 (of which €12,794,000 was denominated in U.S. dollars), €92,826,000 and €101,441,000 respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates. At December 31, 2001, 2002 and 2003, the book value of these cash equivalents approximated their market value.

  Short-term investments

        As of December 31, 2001 and 2002, the Company held deposit certificates of €2,994,000 and €15,112,000, respectively. These investments were classified as available-for-sale and were carried at cost which approximated market value at December 31, 2001 and 2002. These certificates matured during 2003.

  Inventory

        Inventories are valued at the lower of cost or market.

  Value added tax recoverable

        Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 2001, 2002 and 2003, the Company had value added tax credits, immediately recoverable, of €20,600,000, €2,350,000 and €750,000, respectively.

F-10          Wavecom Annual Report Form 20-F 2003

  Property and equipment

        Property and equipment is stated at cost. Leases are capitalized in accordance with Financial Accounting Standards Board Statement No 13 Accounting for leases (SFAS 13). Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Laboratory equipment	2-5 years
Computer equipment and purchased software	1-4 years
Furniture and office equipment	3-5 years
Leasehold improvements	10 years, or lease term if less

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

  Goodwill

        Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. In accordance with Financial Accounting Standards Board statement No 142, Goodwill and Other Intangible Assets (SFAS 142), the Company ceased amortizing goodwill on a straight-line basis as of January 1, 2002. Goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise. During 2002, the Company performed the first of the required impairment tests of goodwill, as well as the annual test in the fourth quarter, which resulted in a finding that no impairment to goodwill existed. Impairment of goodwill recorded during 2003 is described in note 6.

  Long-term investments

        In October 2000, the Company purchased convertible preferred shares representing less than 1% of the capital of Cambridge Silicon Radio (C.S.R.), a British company, for €1,197,000. The cost method is used to account for this investment because the Company does not have the ability to exercise significant influence over the investee's operating and financial policies. During 2001 the Company recorded a provision for €716,000 to reflect the estimated decline in value of the investment. The estimated loss was determined based on a valuation used in recent financing rounds for C.S.R. No additional impairment charges were considered necessary during the years ended December 31, 2002 and 2003.

        Bank guarantees of €2,868,000 and €13,110,000 were issued in December 2000 and in July 2002 in favor of the owners of leased office space, in order to secure annual lease payments. At December 31, 2001, 2002 and 2003, these guarantees were secured by the pledge of certificates of deposit and mutual funds for €2,994,000, €13,671,000 and €16,021,000 respectively. These pledged investments have been classified as long-term assets in the balance sheet.

  Other assets

        Other assets included primarily security deposits.

  Accrued royalties

        Wavecom's products are designed to conform to certain wireless industry standards. Certain essential technologies are patented and Wavecom uses these essential technologies under licensing agreements for which Wavecom pays royalties. Wavecom has concluded licensing agreements with six patent holders for

Wavecom Annual Report Form 20-F 2003          F-11

technologies deemed to be essential for Wavecom's products. Two contracts were signed in 2003 and Wavecom is in the process of negotiating with other patent holders. Wavecom's management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom's products.

        The estimated cost of royalties, which may be due to other patent holders in connection with their technologies as well as yet unasserted claims, have been accrued in the financial statements, based on a percentage of consolidated product revenues. The ultimate royalty paid by the company may differ from the amounts accrued.

  Warranty accrual

        The Company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the product is shipped and the sale recorded. The provision is calculated based on a statistical rate which is continually revised for specific warranty issues and actual experience. This provision is reversed according to the following calculation: 20% after 3 months, an additional 30% after 6 months, another 30% after 8 months and 100% after 18 months. An additional accrual is recorded to cover known repair risks not included in the statistical provision.

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

  Fair value of financial instruments

        At December 31, 2001, 2002 and 2003, the carrying values of current financial instruments such as cash equivalents, accounts receivable, accounts payable, other receivables and accrued liabilities approximated their market values, based on the short-term maturities of these instruments. There was no long-term debt at December 31, 2001, 2002 or 2003.

  Other long term liabilities

        As of December 31, 2003, other long term liabilities include a lease incentive payment received from one office landlord which is being amortized over the lease term.

        Other long-term liabilities at December 31, 2001 and 2002 are not material.

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

F-12          Wavecom Annual Report Form 20-F 2003

  Employee stock options and warrants

        Wavecom accounts for stock options and warrants granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation expense is recognized for stock options and warrants issued to employees with an exercise price equal to the fair value of the underlying shares on the grant date Options and warrants issued with an exercise price less than the fair value result in deferred compensation which is amortized to expense over the vesting period.

        Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair-value-based method of accounting for employee stock options and similar equity instruments. Companies that elect to continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income and net income per share as if the fair-value-based method proposed by SFAS 123 had been adopted. The table below illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

        The fair value for these options and founders' warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2001, 2002 and 2003: risk-free interest rates of 4.94% for 2001, 4.00% for 2002 and 3.00% for 2003, no expected dividends, volatility factors of 1.17 for 2002, 0.74 for 2002 and 0.97 for 2003, and a weighted average expected life of the options and founders' warrants of 5 years.

	Years ended December 31
	2001	2002	2003
	(In thousands, except per share data)
Net income (loss), as reported	€9,308	€42,087	€(25,880)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	2,378	2,200	756
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(27,600)	(32,183)	(14,677)

Pro forma net income (loss)	€(15,914)	€12,104	€(39,801)

Earnings per share:
Basic—as reported	€0.63	€2.82	€(1.71)
Basic—pro forma	€(1.08)	€0.81	€(2.64)
Diluted—as reported	€0.61	€2.74	€(1.71)
Diluted—pro forma	€(1.08)	€0.79	€(2.64)

  Comprehensive income

        Wavecom reports comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. SFAS 130 requires foreign currency translation adjustments, to be included in other comprehensive income (€(2,383,000) at December 31, 2003).

        Other comprehensive income also includes realized and unrealized gains and losses on financial instruments deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings in accordance with SFAS 133 (€4,135,000 at December 31, 2003).

Wavecom Annual Report Form 20-F 2003          F-13

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

  Recent accounting pronouncements

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51"(FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the variable interest entity's residual returns or both. FIN 46 was effective immediately for variable interest entities created after January 31, 2003. The Company will apply FIN 46, as revised, to variable interest entities created before February 1, 2003 as follows: (i) beginning January 1, 2004 for structures commonly referred to as special purpose entities as a cumulative effect of the accounting change as of that date; and (ii) at the end of the first reporting period in 2004 for other than special-purpose entities.

        The adoption of FIN 46 is not expected to have a significant impact on the Company's earnings or financial position.

        On May 15, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. We do not use such instruments. Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The adoption of Statement 150 on June 1, 2003 did not have any material impact on our financial position, results of operations or cash flows.

2.     Acquisitions

  Iconn Wireless

        In December 2001, the subsidiary Wavecom Inc acquired Iconn Wireless, a company based in San Diego, California, enabling Wavecom to acquire technology and know-how for Code Division Multiple Access (CDMA) technology. Wavecom purchased Iconn Wireless for €5,270,000 including €625,000 in tangible and intangible assets. The difference between the purchase price and the amount of identifiable assets (€4,645,000) was allocated to goodwill but was not amortized, in accordance with SFAS 142. In connection with the acquisition, €1,339,000 in cash was placed in escrow by Wavecom. The cash was paid to the employees as certain technology milestones were achieved in 2002, and the company recognized the related charges as research and development expenses.

F-14          Wavecom Annual Report Form 20-F 2003

  Arguin Communications Inc.

        In October 2000, Wavecom purchased a majority interest of 51% of the voting rights in Arguin Communications Inc., headquartered in San Diego, California, increased to 61.88% in January 2001, which enabled Wavecom to have strategic control over the future technology to be developed by Arguin Communications Inc.

        The Company purchased Arguin Communications Inc. for €3,454,000 in cash including €691,000 for the purchase of existing shares (€229,000 paid in October 2000 and €462,000 paid in January 2001) and €2,763,000 to subscribe to a share capital increase. The total amount of this share capital increase, including minority interests, was €3,109,000. The net assets purchased included €270,000 in cash. The purchase price exceeded the fair value of the net tangible assets by €1,323,000, which was allocated to goodwill and previously was being amortized over 5 years. In accordance with the provisions of SFAS 142, amortization of goodwill ceased as of December 31, 2001. Deferred compensation of €1,862,000, €190,000 and €199,000 was recognized in 2001, 2002 and 2003, respectively, in connection with the issuance of shares of Arguin Communications to the majority shareholders and adjusted with the employee resignation. Amortization related to these shares amounted to €667,000, €613,000 and €648,000 in the years ended December 31, 2001, 2002 and 2003, respectively.

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

3.     Inventory

        Components of inventory are:

	December 31,
	2001	2002	2003
	(in thousands)
Purchased components and raw materials	€70	€17,890	€16,791
Finished goods	15,785	19,708	30,824

	€15,855	€37,598	€47,615
Provision for obsolete inventory	1,997	7,393	13,806

	€13,858	€30,205	€33,809

        In June 2002, Wavecom amended contracts with two of its contract manufacturer to reflect its increased role in negotiating terms and conditions directly with component suppliers, as well as the overall evolution of Wavecom' s industrial and purchasing organization. As a result of the changes in the contract terms, Wavecom believes that it bears the risk of ownership of the components to be used for the products, although these components continue to be legally owned by the contract manufacturer. Therefore, at December 31, 2002 and 2003, inventory includes these components, with a corresponding liability due to the contract manufacturer.

        At December 31, 2002 and 2003, the inventory of finished goods also includes €4,440,000 and €3,335,000, respectively, held by contract manufacturers for which Wavecom bears the risk of ownership.

Wavecom Annual Report Form 20-F 2003          F-15

4.     Property and equipment

        Property and equipment includes:

	December 31,
	2001	2002	2003
	(in thousands)
Laboratory and testing equipment	€15,203	€29,309	€33,102
Computer equipment and software	7,835	17,604	21,233
Furniture and office equipment	2,288	2,801	2,977
Leasehold improvements	2,445	4,998	5,217
Other	1,288	1,363	1,883

	29,059	56,075	64,412
Accumulated depreciation and amortization	13,393	26,451	36,550

	€15,666	€29,624	€27,862

        Depreciation expense in the years ended December 2001, 2002 and 2003 totaled €5,068,000, €13,365,000 and €13,769,000, respectively.

        Equipment purchased under capital leases in the years ended December 31, 2001, 2002 and 2003 totaled €291,000, €321,000 and €1,597,000, respectively. The cost of such equipment included in property and equipment at December 31, 2001, 2002 and 2003 totaled €4,755,000, €4,937,000 and €6,325,000, respectively. Accumulated amortization of this equipment totaled €4,343,000, €4,433,000 and €5,079,000 at December 31, 2001, 2002 and 2003, respectively.

5.     Prepaid expenses and other current assets

        Prepaid expenses and other current assets include:

	December 31,
	2001	2002	2003
	(in thousands)
Research tax credit: current portion	€813	—	—
Suppliers' credit note accruals	5,717	—	€267
Prepaid expenses	4,245	€8,023	6,100
Iconn Wireless amounts held in escrow	1,339	—
Financial instruments	—	—	4,646
Other current assets	606	1,312	429

Total prepaid expenses and other current assets	€12,720	€9,335	€11,442

        Credit notes from suppliers are accrued at the end of each period, based on amounts which have been negotiated and accepted by Wavecom's contract manufacturers. These amounts are recorded as reductions of cost of goods sold.

        Prepaid expenses consist primarily of prepaid rent and other operating expenses. At December 31, 2002, the amount also included €2,009,000 in prepaid advertising expenses.

F-16          Wavecom Annual Report Form 20-F 2003

        The following table presents the fair value of financial instruments at December 31, 2003:

	Notional Amount	Fair value
	(in $ thousands)	(in € thousands)
Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$14,500	€383
Cash Flow hedges of net receivables transactions to be invoiced and collected within 1 year:
Forward and option contracts selling U.S. dollars against euros	34,000	4,263

Total	$48,500	€4,646

        The net foreign currency exposure, presented in the table below, relates to Group transactions as of December 31, 2003. The assets and liabilities are the sum of all items denominated in foreign currencies within the Group converted into euros. The only significant amounts which have been hedged are those denominated in U.S. dollars.

	USD	Other Currencies
	(in thousands of euros)
Assets	41,755	1,442
Liabilities	344	1,477
Net assets	41,441	(35)
Hedging of net assets in foreign currencies (balance sheet)	11,552	0

Net assets after hedging	29,889	(35)

        The company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions denominated in US dollars. The fair value of foreign currency related derivatives are included in the balance sheet in other assets. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

        During the year ended December 31, 2003, the Company recorded €4,135,000 in other comprehensive income related to the effective portion of its cash flow hedges.

        During the year ended December 31, 2003, the Company recognized a net loss of €56,000 related to the portion of the hedging instrument the Company excluded from its assessment of hedge effectiveness.

        The financial instruments have maturity dates of less than 12 months. Management believes counter-party risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

6.     Goodwill and intangible assets

        Goodwill was €5,716,000 and €4,807,000 as of December 31, 2001 and 2002 respectively, net of accumulated amortization of €326,000 and €274,000 at December 31, 2001 and 2002, respectively.

        All goodwill is denominated in U.S. dollars and translated into euros at the exchange rate at each balance sheet date.

Wavecom Annual Report Form 20-F 2003          F-17

        During the fourth quarter of 2003 the Company performed the required annual impairment test of goodwill, which resulted in a determination that impairment of goodwill existed related to the Iconn and Arguin acquisitions. This resulting charge of €4,244,000 is included in "amortization and impairment of goodwill" in the Company's statement of operations. The resulting impairment is primarily attributable to changes in the Company's strategy and evolution of its target markets. This test consisted of a comparison of the fair value of the reporting unit with its carrying amount, including the goodwill. The fair value of the reporting unit was determined based on the income approach, which estimates the fair value based on the future discounted cash flows.

        The changes in the carrying amount of goodwill from December 31, 2001 through December 31, 2003, are as follows (in thousands):

	December 31,
	2001	2002	2003
Balance as of the beginning of the year	€1,279	€5,716	€4,807
Add: Goodwill acquired during the year	4,645	—	—
Less: Amortization of goodwill	(279)	—	—
Less: Impairment of goodwill	—	—	(4,244)
Impact of foreign currency fluctuations on goodwill	71	(909)	(563)

Balance as of the end of the year	€5,716	€4,807	—

        The following table sets forth net income per share and ADS adjusted to exclude goodwill amortization recognized prior to the adoption of FAS 142 on January 1, 2002 (in thousands, except for per share and ADS amounts):

Year Ended December 31, 2001
Reported net income (loss)	€9,308

Adjusted net income	€9,586

Net income (loss) per share—basic:
Reported	€0.63
Add back: goodwill amortization	0.02

Adjusted	€0.65

Net income (loss) per share—diluted:
Reported	€0.61
Add back: goodwill amortization	0.02

Adjusted	€0.63

        Other intangible assets are not material to the financial statements.

F-18          Wavecom Annual Report Form 20-F 2003

7.     Debt

        The following table presents a summary of indebtedness as of:

	December 31,
	2001	2002	2003
	(in thousands)
Short-term debt:
Interest-free loan from government agency	€488	—	—
Current portion of capital lease obligation	201	€214	€855

Total short-term debt and current portion of long-term debt	€689	€214	€855

Long-term debt:
Long-term portion of capital lease obligation	€228	€287	€425

Total long-term debt, less current portion	€228	€287	€425

  Other debts

        Wavecom received an interest-free loan from Coface (€294,000 at December 31, 1999, increased by €340,000 in 2000), an export credit agency of the French government. Timing of repayment of the loan was based upon the actual sales generated by Wavecom's United States subsidiary. Wavecom repaid €146,000 of the loan in the year ended December 31, 2001 and the remaining €488,000 during the year ended December 31, 2002.

  Leasing

        Future minimum lease payments under capitalized lease obligations for the years ending December 31 are as follows (in thousands):

2004	€925
2005	341
2006	79
2007	15
2008	9

Total minimum lease payments	1,369
Less amount representing interest	(88)

Present value of net minimum lease payments	1,281
Less current portion	856

Long-term portion	€425

  Interest

        Interest paid during the years ended December 31, 2001, 2002 and 2003 totaled approximately €447,000, €515,000 and €668,000 respectively.

Wavecom Annual Report Form 20-F 2003          F-19

8.     Other accrued expenses

        Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

	December 31,
	2001	2002	2003
	(in thousands)
Accrued royalties	€9,375	€29,214	€20,648
Warranty accrual	2,392	3,810	3,780
Other accrued expenses	3,758	3,343	11,227

Total	€15,525	€36,367	€35,655

        Changes of accrued royalties, warranty accrual and other accrued expenses during the period are as follows (in thousands):

	Balance at December 31, 2002	Accruals made during the period	Settlements made during the period	Changes in liability for pre-existing accruals during the period, including expirations	Balance at December 31, 2003
Accrued royalties	€29,214	€9,791	€9,281	€9,076	€20,648
Warranty accrual	3,810	6,678	6,708		3,780
Other accrued expenses	3,343	10,666	2,540	242	11,227

Total	€36,367	€27,135	€18,529	€9,318	€35,655

        Changes in accrued royalties during the year ended December 31, 2003 included primarily accruals related to patent holders with whom Wavecom concluded licensing agreement with during the year. The terms of the agreements signed resulted in an adjustment of estimates.

        Other accrued expenses include a provision of €5,834,000 for costs associated with an anticipated exiting from leases on three properties. This provision is based on the Company's estimates for all potential costs, including rent payments. This line item also includes a provision for €2,900,000 of production expenses. See note 11 "Retirement Accrual".

9.     Shareholders' equity

        At December 31, 2003, 15,342,789 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 156,345 shares repurchased during 2003 and held in treasury, 15,186,444 shares are outstanding at December 31, 2003.

  General

        On February 12, 2003, Wavecom initiated a share buyback program covering a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. At December 31, 2003, Wavecom held 156,345 shares pursuant to this program purchased for a total amount of €1,312,215.

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

F-20          Wavecom Annual Report Form 20-F 2003

  Dividend rights

        Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom's by-laws. There were no distributable retained earnings at December 31, 2003. Dividend distributions by Wavecom, if any, will be made in euro.

  Stock option and warrant plans

        The shareholders of Wavecom authorized the board of directors to grant founders' warrants to employees of the French parent company, stock options to employees of subsidiaries and warrants to members of the board of directors. Under the terms of the plans, the options and warrants give the right to purchase one share per option or warrant at an exercise price to be based on the stock market price of Wavecom shares on the grant date.

        Options and founders' warrants granted in 2001, 2002 and 2003 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 33 1/3% per year over 3 years.

        Options expire 10 years after the grant date. Founders' warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders' warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders' warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders' warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders' warrants are identical to the stock options. Warrants granted to Board members expire after five years. Any unvested or unexercised options and founders' warrants are cancelled upon termination of employment.

Wavecom Annual Report Form 20-F 2003          F-21

        A summary of the founders' warrants and warrants to Board members is as follows:

	Founders' warrants to employees of the French parent company												Warrants to members of the board of directors
Shareholders' meeting date	02/25/99	03/15/00		06/27/00		12/20/00	06/29/01	12/19/01	06/17/02		05/22/03		03/15/00	06/27/00	06/29/01	06/17/02	05/22/03
Total of warrants authorized	530 800	300 000		100 000		400 000	600 000	250 000	590 000		290 000		15 000	15 000	30 000	20 000	40 000
Board of directors date	N/A	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00	06/29/01	12/19/01	07/09/02	03/25/03	05/22/03	08/27/03	N/A	N/A	N/A	N/A	N/A
Total of warrants granted	530 800	157 200	101 300	50 860	41 000	400 000	467 151	233 500	395 360	193 000	11 000	241 000	15 000	15 000	30 000	20 000	40 000
Exercise price	€4.57	€139.52	€103.23	€103.23	€136.62	€69.86	€34.66	€41.09	€39.18	€8.07	€11.18	€11.40	€150.72	€103.23	€34.66	€42.46	€11.18
Total of warrants exercised	315 183	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2003	39 184	38 500	29 500	11 550	13 500	101 148	56 660	30 000	30 275	3 500	—	10 000	—	—	—	—	—
Total of warrants cancelled during the year ended	—	11 100	27 000	3 330	—	40 008	39 564	6 000	30 275	3 500	—	10 000	—	—	—	—	—
Total of warrants granted and not exercised at December 31, 2003	176 433	118 700	71 800	39 310	27 500	298 852	410 491	203 500	365 085	189 500	11 000	231 000	15 000	15 000	30 000	20 000	40 000
Total of warrants exercisable at December 31, 2003	176 433	111 120	62 790	34 285	23 450	223 560	255 594	101 750	128 382	—	—	—	15 000	15 000	20 000	6 666	—
Expiration date(1)	02/24/04	03/14/05		06/26/05		12/19/05	06/28/06	12/18/06	06/16/07		05/21/08		03/14/05	06/26/05	06/28/06	06/16/07	05/21/08

(1)
Founders' warrants not exercised at the expiration date will be converted into stock options

F-22          Wavecom Annual Report Form 20-F 2003

        A summary of the stock options is as follows:

STOCK OPTIONS
Shareholders' meeting date	09/21/98			02/25/99				03/15/00						06/27/00				12/20/00				06/29/01			12/19/01			06/17/02						05/22/03
Total of stock options authorized	650 000			600 000				300 000						100 000				800 000				1 200 000			450 000			840 000						440 000
Board of directors date	09/21/98			02/09/99		04/27/99		03/30/00			06/27/00			06/27/00		07/24/00		12/20/00			03/14/01	06/29/01			12/19/01			07/09/02			03/25/03			05/22/03			08/27/03
Total of stock options granted	495 000	(1)	50 000	530 800	(1)	37 500	1 500	157 200	(1)	5 700	101 300	(1)	2 710	50 860	(1)	41 000	(1)	400 000	(1)	90 590	61 000	467 151	(1)	97 395	233 500	(1)	193 500	395 360	(1)	174 095	193 000	(1)	155 200	11 000	(1)	10 500	241 000	(1)	99 000
Exercise price	€2.29		€2.29	€4.57		€4.57	€4.57	€139.52		€139.52	€103.23		€103.23	€103.23		€136.62		€69.86		€69.86	€26.68	€34.66		€34.66	€41.09		€41.09	€39.18		€39.18	€8.07		€8.07	€11.18		€11.18	€11.40		€11.40
Total of stock options exercised			50 000			36 000		—			—			—				—			4 684			—			—			—			—			—			—
Total of stock options cancelled at December 31, 2003(2)	492 612		—	354 367		1 500	—	38 500		1 200	29 500		18 360	11 550		13 550		101 148		27 440	37 521	56 660		32 070	30 000		91 500	30 275		76 945	3 500		17 500	—		2 000	10 000		5 000
Total of stock options granted and not exercised at December 31, 2003	2 388		—	176 433		—	1 500	118 700		4 500	71 800		6 350	39 310		27 500		298 582		63 150	18 795	410 491		65 325	203 500		102 000	365 085		97 150	189 500		137 700	11 000		8 500	231 000		94 000
Total of stock options exercisable at December 31, 2003	2 388		—	—		—	—	—		4 212	—		5 555	—		—		—		47 631	12 055	—		40 791	—		51 000	—		34 258	—		—	—		—	—		—
Expiration date(1)	09/20/08			02/24/09				03/14/10						06/26/10				12/19/10				06/28/11			12/18/11			06/16/12						05/21/13

(1)
Options which will become exercisable after 5 years to the extent which the related founders' warrants expire unexercisable

(2)
Stock options cancelled, to be granted by futur board of directors

Wavecom Annual Report Form 20-F 2003          F-23

        In connection with the issuance of the founders' warrants and options granted in September 1998 and February 1999, Wavecom recorded deferred compensation of €2,022,000 and €5,344,000, respectively. Deferred compensation was amortized on a straight line basis over the four-year vesting periods of the warrants and options. For the years ended December 31, 2001, 2002 and 2003, Wavecom recorded compensation expense of €1,711,000, €1,587,000 and €205,000 respectively, resulting from amortization of deferred compensation.

        A summary of the activity in the warrants and stock options is as follows:

	Number of shares	Weighted average exercise price per share €	Price range €
Balance at December 31, 2000	1,735,692	49.65	2.29 - 150.72
Granted	1,082,546	36.75	26.68 - 41.09
Exercised	(128,333)	3.00	2.29 - 4.57
Cancelled	(115,812)	78.17	2.29 - 139.52

Balance at December 31, 2001	2,574,093	45.27	2.29 - 150.72
Granted	589,455	39.29	39.18 - 42.46
Exercised	(297,276)	3.54	2.29 - 26.68
Cancelled	(87,176)	49.77	4.57 - 139.52

Balance at December 31, 2002	2,779,096	48.32	2.29 - 150.72
Granted	749,700	9.84	8.07 - 11.40
Exercised	(234,899)	3.37	2.29 - 4.57
Cancelled	(429,368)	49.67	8.07 - 139.52

Balance at December 31, 2003	2,864,529	41.73	2.29 - 150.72

        At December 31, 2003, 1,371,650, founders' warrants, stock options and warrants were exercisable (1,146,564 and 486,497 at December 31, 2002 and 2001, respectively).

        The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2003 was approximately 8 years.

        The weighted-average fair value of options and warrants granted during 2001, 2002 and 2003 was as follows:

	2001	2002	2003
Options whose price equaled market price of the underlying shares on the grant date	—	—	—
Options whose price was less than the market price of the underlying shares on the grant date	€34.99	—	€5.38
Options whose price was greater than the market price of the underlying shares on the grant date	€26.16	€31.48	€8.30

F-24          Wavecom Annual Report Form 20-F 2003

10.   Income taxes

        Income tax expense comprises:

	Years ended December 31,
	2001	2002	2003
	(in thousands)
Current tax expense (benefit)	€(2,299)	€18,487	€(10,011)
Deferred tax expense (benefit)	—	(11,931)	5,611

Total	€(2,299)	€6,556	€(4,400)

        Taxes paid totaled approximately €19,000, €462,000 and €21,296,000 (including €7,670,000 in estimated income tax payments for 2003 which are expected to be reimbursed in 2004) in the years ended December 31, 2001, 2002 and 2003, respectively.

        The income tax benefit in 2001 is the net of a research tax credit (€2,535,000), French current tax expense (€19,000) and income tax expense of Wavecom's Asian subsidiary (€217,000).

        The current tax expense in 2002 is the net of research tax credit (€449,000), French current tax expense (€15,790,000) and income tax expense of Wavecom's Asian (€3,139,000) and Wavecom's German (€7,000) subsidiaries.

        The current tax benefit in 2003 is the net of research tax credit (€1,355,000), French current tax expense (€21,000), tax loss carrybacks (€8,558,000) and income tax benefit of Wavecom's Asian subsidiary (€119,000). Research tax credit and tax loss carrybacks are recorded as recoverable taxes to the balance sheet.

        A reconciliation of income taxes computed at the French statutory rate (35.3% in 2001, 35.4% in 2002 and 33.33% in 2003) to the income tax expense (benefit) is as follows:

	Years ended December 31,
	2001	2002	2003
	(in thousands)
Income tax expense computed at the French statutory rate	€2,474	€17,220	€(10,092)
Research tax credit	(2,535)	(449)	(1,355)
Impact of valuation allowance on deferred tax assets	(3,174)	(7,736)	6,866
Other individually immaterial permanent differences	33	45	(56)
Non-deductible deferred compensation amortization	839	779	252
Impact of differences in foreign income tax rates	—	(3,320)	—
Other	64	17	(15)

Total income tax expense (benefit)	€(2,299)	€6,556	€(4,400)

Wavecom Annual Report Form 20-F 2003          F-25

        Significant components of Wavecom's deferred tax assets and liabilities consist of the following:

	December 31,
	2001	2002	2003
	(in thousands)
Deferred tax assets: Royalty accruals not currently deductible	€2,410	€7,311	€4,371
Other provisions and accruals not currently deductible	1,285	4,620	7,500
Capitalized leases	6	—	—
Net operating loss carryforwards	6,648	1,291	4,019

	10,349	13,222	15,890
Valuation allowance	(10,349)	(1,291)	(9,570)

Net deferred tax asset (liability)	€—	€11,931	€6,320

        Because of the significant losses in 1999 and 2000, Wavecom recorded a valuation allowance against deferred tax assets in 2001. The valuation allowance was reversed in 2002 due to the use of all previous net operating losses in the company's primary tax jurisdictions, 2002 taxable income, and because the company believed it was more likely than not that the deferred taxes were recoverable. At December 31, 2003, a deferred tax of €11,871,000 was recognized for the French parent company. A valuation allowance of €5,551,000 was recorded to reduce the net asset to the amount of available tax loss carrybacks in France.

        After the option to carry back €25,674,000 of 2003 tax losses, a receivable of €8,558,000 was recorded at December 31, 2003. Net operating loss carryforwards in the United States totaled approximately €8,476,000 at December 31, 2003 (€3,647,000 in 2002) and will expire from 2013 to 2018 if not utilized. Net operating loss carryforwards in Asia Pacific totaled approximately €3,581,000 at December 31, 2003 with no expiry date. The related deferred tax asset of €4,019,000 was recognized in 2003 (€1,291,000 in 2002), and was fully provided for in the valuation allowance.

11.   Commitments and contingencies

  Bank guarantees

        At December 31, 2003, Wavecom had two bank guarantees (€2,868,000 issued in 2000 and €13,110,000 issued in 2002) in favor of the owners of leased office space, in order to secure annual lease payments. These credit lines were secured by the pledge of certificates of deposit and mutual funds. The total value of these pledged investments was €2,994,000, €13,671,000 and €16,021,000 at December 31, 2001, 2002 and 2003, respectively.

  Operating leases

        Wavecom leases its facilities under operating leases that expire through July 2011. Future minimum lease payments under operating leases, excluding common area maintenance charges and inflation escalation, due for the years ending December 31, are as follows (in thousands):

2004	€10,991
2005	10,447
2006	10,002
2007	9,623
2008	7,932
Thereafter	17,013

Total	€66,008

F-26          Wavecom Annual Report Form 20-F 2003

        In 2003, Wavecom decided to vacate certain of its premises and is actively pursuing subletting certain facilities. These operating lease commitments include a total of approximately €13 million in rent payments beginning January 2004 under the three leases related to office space that Wavecom vacated. A provision of €5.8 million for the estimated cost to terminate these lease commitments was recorded at December 31, 2003.

        Rental expense, excluding common area maintenance charges, for the years ended December 31, 2001, 2002 and 2003 was approximately €3,913,000, €8,350,000 and €11,238,000 respectively.

  Retirement accrual

        Wavecom contributes to pensions for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom's obligation, for the years ended December 31, 2001, 2002 and 2003, amounted to €86,000, €159,000 and €247,000, respectively, and is calculated as the present value of estimated future benefits to be paid.

        The main assumptions used in the calculation are the following:

  •
  Rate of discount: 5.50% (4.5% in 2002)

  •
  Salary increase: 3% (5% in 2002)

  •
  Retirement age: management: 65 years, other: 62 years (60 years in 2002 for management and others)

  •
  Weighted average turnover: 1.43% (3.4% in 2002)

        There are no retirement plans in Hong Kong, Germany, Great Britain, South Korea and the United States.

  Other commitments

        At December 31, 2003, Wavecom had commitments outstanding to purchase €1,162,000 in fixed assets, which are expected to be placed in service during the first half of 2004.

        At December 31, 2003, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the first half of 2004. These purchase commitments totaled €32,538,000.

12.   Employees

        Information related to Wavecom's employees is as follows:

	December 31,
	2001	2002	2003
	(in thousands, except for employee data)
Salaries	€17,694	€33,983	€41,300
Benefits	€7,558	€12,353	€13,730
Employees at year end	421	666	692

13.   Compensation of executive officers

        Wavecom paid €1,475,000, €2,277,000 and €2,359,000 in compensation to executive officers for the years ended December 31, 2001, 2002 and 2003, respectively.

Wavecom Annual Report Form 20-F 2003          F-27

14.   Related party transactions

        In December 2000, Wavecom entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major shareholder and member of the board of directors. The agreement calls for Mr. Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, up to a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2003, Delphis invoiced €20,031 (€26,157 in 2002 and €17,303 in 2001).

        In November 2001, Wavecom loaned $200,000 to a senior employee of the group. The loan bore a market rate of interest, was repayable in three years and was secured by a lien on the employee's residence. The loan and accrued interest were repaid in full in February 2003.

15.   Subsequent events (unaudited)

        Wavecom announced in October 2003 a plan to consolidate all production with one contract manufacturer located in China as well as to reorganize its customer care unit. Under the restructuring plan the Company will terminate a number of employees resulting in an accounting impact which will be reflected in the 2004 financial statements because benefit arrangements were not defined and announced to employees until January 2004.

        On January 23, 2004, Wavecom announced an additional plan to reduce headcount linked to the implementation of a new organizational structure based on the two primary Wavecom sales markets and on wireless silicon development. Once the plans are fully implemented, the worldwide headcount is expected to be reduced by about 300 positions. Primarily the entities in France and in the United States are concerned. This plan is expected to cost approximately €10 to €15 million related primarily to headcount reduction and associated charges, including severance and outplacement packages.

        On February 20, 2004, Wavecom signed a memorandum of understanding with the minority shareholders of Arguin Communications, Inc. for the purchase of the remaining minority interest in Arguin for a total of $2.135.625. As part of this agreement, certain shareholders will enter into non-compete agreements for a period of two years.

        On March 23, 2004, the board of directors granted 38,000 founders' warrants to employees to the French parent company and 3,000 stock options to an employee of Wavecom Asia Pacific, Ltd. The exercise price of these plans was €9.62.

F-28          Wavecom Annual Report Form 20-F 2003

Item 19. Exhibits

Exhibit Index

1*	Statuts (By-Laws) of the Registrant, updated as of February 6, 2004 (English Translation).
2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).
2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).
4.1**
GSM Essential Properties Cross-License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).
4.2**
Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).
4.3**
Agreement between Funkanlagen and Wavecom S.A. dated February 25, 2000 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).
4.4**
GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001 (incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F, filed with the Commission on June 28, 2002).
4.5**
Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31, 2001 (incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F, filed with the Commission on June 28, 2002).
4.6**
GSM patent non assertion agreement with NEC Corporation, effective November 19, 2002 (incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 21, 2003).
4.7**
Patent License Agreement with Thomson Licensing S.A. and Alcatel S.A., effective January 1, 2003 (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 21, 2003).
4.8*+	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Nokia Corporation, effective as of December 31, 2003.
4.9*+	Agreement relating to the supply of Compact 605 with WISMO Flex products dated October 20, 2003, between Wavecom Asia Pacific Limited and TCL Mobile Communications (HK) Co. Ltd.
8*	List of subsidiaries of the Registrant.
10*	Consent of Ernst & Young Audit.

E-1

12.1*	Certification of the Chief Executive Officer.
12.2*	Certification of Chief Financial Officer.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*
Filed herewith.

**
The Registrant has received confidential treatment of portions of this agreement.

+
The Registrant has requested confidential treatment of portions of this agreement, which portions have been filed separately with the Commission.

E-2

SIGNATURE

        Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAVECOM S.A.
By:	/s/ DEBORAH CHOATE Deborah Choate Chief Financial Officer

Date: April 16, 2004