Form 20-F/A
period 2003-12-31
WAVECOM SA
filed 2005-02-28
CIK 1085763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

None

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Yes     No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17     Item 18

Back to Contents

2   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

EXPLANATORY NOTE

This Annual Report on Form 20-F/A (the “Form 20-F/A”) amends Items 3, 5, and 18 of the Annual Report on Form 20-F filed by Wavecom on April 16, 2004, to reflect the restatement of financial information for the year ended and at December 31, 2003. See Note 16 to the consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

During the process of closing its financial statements for the year ended December 31, 2004, we identified an error in accounting related to the valuation allowance on our deferred tax assets for fiscal year 2003. The adjustments in our restated financial statements reflect an increase of €5.26 million in income tax expense for fiscal year 2003. The net result for the year ended December 31, 2003 has been restated to a net loss of €31.1 million from the previously published net loss of €25.9 million. The shareholders’ equity has been restated to €137.3 million from the previously published €142.6 million.

This Form 20-F/A makes the following amendments:

•	Item 3. Key information – Selected Financial Data: Financial information for the year ended and at December 31, 2003, is amended to reflect the restatement described above.

•	Item 5 .Operating and Financial Review and Prospects:

o	Results of Operations – Fiscal year 2003 compared to fiscal year 2002 – Other income (expenses). Information under the caption “Income tax expense (benefit)” is amended to reflect the restatement described above.
o	Selected quarterly operating results. The financial information for the three months ended June 30, 2003, is amended to reflect the restatement described above.
o	Liquidity and capital resources. As a result of this restatement, and due to a balance-sheet reclassification, our current assets have been increased by €1.1 million resulting in an increase of our working capital (defined as current assets less current liabilities).

•	Item 18 : Financial Statements. The financial statements filed pursuant to Item 18, and Note 10 thereto, are amended to reflect the restatement described above and presented in Note 16 to the financial statements.

Other than the foregoing Items and the conforming changes related thereto, this Form 20-F/A does not amend, update or restate any other Items or sections of the Form 20-F originally filed for the year ended December 31, 2003. This Form 20-F/A does not reflect events occurring after the filing of the Form 20-F on April 16, 2004. The filing of this form 20-F/A should not be understood to mean that any other statements contained in the Form 20-F are true or complete as of any date subsequent to April 16, 2004. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

Wavecom Annual Report Form 20-F/A 2003   3

Back to Contents

PART I

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

	Years ended December 31,

	1999	2000	2001	2002	2003 restated (1)

	(in thousands, except for share and per share amounts)
Consolidated statements of operations data:
Revenues:
Product sales	€34,563	€63,055	€317,571	€549,543	€271,773
Technology development and other services	1,853	2,518	5,093	1,546	3,855
License fees and royalties	144	—	—	—	—

Total revenues	36,560	65,573	322,664	551,089	275,628
Cost of revenues:
Cost of goods sold	26,236	51,457	254,658	371,919	168,465
Cost of services	2,148	4,522	4,718	4,709	4,704

Total cost of revenues	28,384	55,979	259,376	376,628	173,169

Gross profit	8,176	9,594	63,288	174,461	102,459
Operating expenses:
Research and development	11,913	16,133	32,634	64,093	62,123
Sales and marketing	3,412	5,836	12,416	26,600	27,766
General and administrative	3,070	5,598	13,297	26,163	39,141
Amortization and impairment of goodwill	—	47	278	—	4,244
Deferred compensation amortization	1,608	1,758	1,711	1,587	205
Provision for loss–ICO Development contract	2,607	—	—	—	—

Total operating expenses	22,610	29,372	60,336	118,443	133,479

Operating income (loss)	(14,434)	(19,778)	2,952	56,018	(31,020)
Interest and other financial income (expense), net	(207)	3,734	3,969	(7,698)	702
Provision for loss on long-term investment	—	—	(716)	—	—
Beneficial conversion feature of convertible debt	(1,072)	—	—	—	—
Income (loss) before minority interests and income taxes	(15,713)	(16,044)	6,205	48,320	(30,318)

Minority interest	—	6	804	323	(38)

Income (loss) before income taxes	(15,713)	(16,038)	7,009	48,643	(30,280)
Income tax expense (benefit)	(736)	(1,534)	(2,299)	6,556	861

Net income (loss)	€(14,977)	€(14,504)	€9,308	€42,087	€(31,141)

Basic net income (loss) per share(2)	€(1.26)	€(1.03)	€0.63	€2.82	€(2.06)
Diluted net income (loss) per share	€(1.26)	€(1.03)	€0.61	€2.74	€(2.06)
Cash dividends declared per share(3)	—	—	—	—	—
Number of shares used in computing basic net income (loss) per share	11,922,770	14,081,178	14,726,647	14,943,048	15,098,795
Number of shares used in computing diluted net income (loss) per share	11,922,770	14,081,178	15,359,226	15,348,985	15,098,795

(1),(2),(3) Note appear on following page

4   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

	December 31

	1999	2000	2001	2002	2003 restated (1)

Consolidated balance sheet data:
Total current assets	€34,957	€138,323	€227,028	€270,308	€211,542
Total assets	41,462	158,298	259,947	332,034	275,228
Total current liabilities	15,927	48,957	137,064	164,890	131,203
Total long-term liabilities	879	166	638	287	6,692
Total shareholders' equity	24,656	108,010	121,884	166,819	137,333

(1)	Income tax expense (benefit), Net income (loss), Basic net income (loss) per share, Diluted net income (loss) per share, Total current assets, Total assets and Total shareholders’ equity for the year ended and at December 31, 2003, have been restated to correct an error in the accounting related to the valuation allowance on our deferred tax assets for the year ended December 31, 2003. See Note 16 to the financial statements included elsewhere in this Annual Report.

(2)	Net income (loss) per share amounts are computed using the weighted average number of shares outstanding. It excludes options and warrants, and reflects only the actual ordinary shares outstanding.

(3)	We do not expect to pay any cash dividends on our shares in the foreseeable future.

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

Month	High	Low

2004
March	1.2431	1.2088
February	1.2848	1.2426
January	1.2853	1.2389
2003
December	1.2597	1.1956
November	1.1995	1.1417
October	1.1833	1.1596

Year ended December 31,	Average

2003	$1.1315
2002	1.0485
2001	0.8952
2000	0.9234
1999	1.0667

Wavecom Annual Report Form 20-F/A 2003   5

Back to Contents

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

We rely on a small number of major customers. The loss of one or more of these customers, or a reduction of purchases by one or more major customers, may adversely affect our sales, operating results and cash flows

Although the global handset market experienced significant growth worldwide in 2003, we experienced declining revenues during this period as the market for mobile telephones in East Asia, and particularly in China, was flooded with low-end products. Although our customers in the East Asian market have been particularly successful in building market share in that expanding market, many of their product offerings address the lower end of the market and do not incorporate our products or technology. The revenue decline that we experienced in 2003 may continue if the Chinese and other markets in which our customers sell their products should experience a downturn; if our customers are unable to remain competitive and increase their market share in their local markets; if they decrease sales of products based on our offering; if we are unable to win new customers or if we are unable to significantly lower our prices to compete with other suppliers.

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

6   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

The following table sets forth revenues from our largest customers for the past three years:

	2001		2002		2003

Percentage of total revenues represented by the five largest customers	80.4%	*	83.9%	**	63.3%	***
Percentage of total revenues represented by the ten largest customers	88.1%		90.1%		76.0%

*	In 2001, sales to Sewon Telecom represented 35.4% of total revenue; sales to Amtal International Ltd., agent for TCL Mobile Communication (HK) Company Ltd., represented 32.9% of total revenue.

**	In 2002, sales to TCL Mobile Communication, either directly or through Amtal International Ltd., represented 67% of total revenue.

***	In 2003, three customers represented more than 10% of sales: TCL (19.4%), Soutec (18.3%) and Intercel, a Hong Kong-based distributor (12.1%).

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

Wavecom Annual Report Form 20-F/A 2003   7

Back to Contents

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

We believe that a number of our suppliers are sole sources for key components. These key components are complex and difficult to manufacture and require long lead times. We work with our suppliers on a twelve-month rolling forecast basis and we currently believe that we have secured an adequate supply based on our production forecasts for the next twelve months. To reduce such uncertainty, we have developed a proprietary baseband chipset and intend to continue developing other key components for our products, but we still run a risk in subcontracting the production of these chipsets. In the event of a reduction or interruption of supply, or a degradation in quality, it could take several months before we could begin receiving adequate supplies from alternative sources. Supply interruptions could delay product shipments, causing our revenues to decline and operating results to suffer.

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

8   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

The outbreak of the SARS virus in parts of China caused travel and business disruption throughout Asia during much of 2003. In response to the outbreak, we curtailed business travel between our European and Asian offices. Personnel shortages and logistics problems resulting from the outbreak caused delays in deliveries of vital electronic components from Asia to many companies worldwide, and impaired their ability to meet commitments to their own customers. While the SARS outbreak did not directly affect production of our products or delivery of components to our contract manufacturers' facilities, a protracted or more widespread epidemic of the SARS virus, or of "bird flu" or another communicable disease, could affect the production or the distribution of our products, which could materially harm our business.

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

Our quarterly revenues fluctuate significantly and may affect the price of our shares and ADSs

Our revenues and operating results fluctuate significantly from quarter to quarter. The many factors that could cause our quarterly results to fluctuate include:

•	any delay in our introduction of new products or product enhancements;

•	the size and timing of customer orders and our product shipments;

•	any delay in shipments caused by component shortages or other manufacturing problems;

•	the loss of a major customer or a reduction in purchases by a major customer;

•	a reduction in the selling price of our products;

Wavecom Annual Report Form 20-F/A 2003   9

Back to Contents

•	the impact of seasonal variations in demand linked to the timing of holiday buying seasons, such as the Chinese New Year;

•	customer responses to announcements of new products and product enhancements by our competitors; and

•	foreign exchange rate fluctuations, primarily between the euro and the US dollar.

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

Our U.S. shareholders could suffer adverse tax consequences if we are characterized as a passive foreign investment company

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are subject to U.S. taxation. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our shares or our ADSs. See "Item 10–Additional Information–Taxation–United States Taxation–Passive Foreign Investment Company".

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

Events anticipated in forward-looking statements in this annual report may not occur

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believe,""anticipate,""plan,""expect" and similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks that we face, described above and elsewhere in this annual report.

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

10   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

In 2001 and 2002, our significant revenue growth was driven primarily by a rapidly expanding market for mobile telephones in China and the success of a small number of key customers. Our technology was adopted by a major Chinese mobile telephone manufacturer as well as a number of other Chinese and Korean companies whose target market was China. At that time, most of these companies had a small number of research and development engineers and therefore found that our solutions, which came in the form of modules, could be quickly and easily designed into mobile telephones. Throughout 2001 and 2002, our solutions enabled these Asian manufacturers to rapidly take market share in the Chinese market, which previously had been dominated by foreign manufacturers. Because our solutions include all the technology necessary for wireless communications in a pre-packaged form, our price points were generally higher than those of our competitors, who were selling reference designs built around a few key components that were mainly used to design low-feature, low-cost telephones. As a consequence, our products were most often designed into our customers' high-end feature-rich phones and not in low-end products. During 2003, the Chinese market for mobile telephones began to expand and reach some of the inland regions where consumers' incomes are generally lower than in the more affluent coastal regions. From these new consumers, there was increasing demand for the low-priced, entry-level products that our solutions did not address. In addition, our customers faced mounting competition from both Chinese and foreign telephone manufacturers, and taking market share became increasingly difficult for them. The cost of our products was too high to be an optimal solution for our main Asian handset customers, who had driven our sales growth during 2001 and 2002. As a result, they turned to other suppliers and our revenues from this market and overall profitability declined sharply compared to 2002.

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

The number and volume of products equipped with wireless connectivity in the vertical markets continue to grow and we believe we have been keeping pace with this overall market growth, based on our internal estimates. Our revenues generated from the vertical markets totaled €130 million in 2003, marking 33% growth over 2002 when revenues from vertical markets totaled €98 million. Vertical markets revenues totaled €66 million in 2001.

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

Wavecom Annual Report Form 20-F/A 2003   11

Back to Contents

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

To better address our customers' needs from both a contact and product standpoint, we established a new organization structure in early 2004. The new organization is built around four principal divisions. Two divisions serve as our face to the customer and include sales, business development, marketing, product management, engineering and customer support addressing our two key target markets: PCDs and Verticals. The other two principal divisions are focused on products and technology.

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

12   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Results of Operations

Fiscal year 2003 compared to fiscal year 2002

Revenues

	Year ended December 31, 2002	% Product sales	Year ended December 31, 2003	% Product sales	Percentage change 2002/2003

	(amounts in € 000s)
Product sales
Wismo	513,405	93.4%	243,843	89.7%	–52.5%
Modem	36,138	6.6%	27,930	10.3%	–22.7%
Total product	549,543	100.0%	271,773	100.0%	–50.5%
Percentage of total revenues	99.7%		98.6%
Services	1,546		3,855		149.4%
Percentage of total revenues	0.3%		1.4%
Total Revenues	551,089		275,628		–50.0%
Volumes (in 000 of units)
Wismo	8,496	96.4%	5,128	94.7%	–39.6%
Modem	319	3.6%	287	5.3%	–10.0%
Total unit volume	8,815	100.0%	5,415	100.0%	–38.6%

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

The lower volumes in 2003 resulted primarily from lower sales to handset customers in the Asia-Pacific region, as our customers reduced orders in order to control their inventory levels and as our largest customer began to diversify its sources of supply. The average selling price of Wismo modules continued to decline. It decreased by 20% year on year from the fourth quarter of 2002 to the fourth quarter of 2003, in-line with our management's expectations. Much of this decline is attributed to the weakening of the United States dollar against the euro, with an average exchange rate of $1.1287 for €1.00 in 2003 compared to an average of $0.9552 for € 1.00 in 2002.

Wavecom Annual Report Form 20-F/A 2003   13

Back to Contents

We continued to diversify our customer portfolio in an effort to reduce our reliance on a small number of major customers. For the full year 2003, our top ten customers represented 76% of total revenues, down from 90% for the full year 2002. No single customer represented more than 21% of revenues in 2003. We also diversified our sales by market, substantially increasing the percentage of total sales made to the vertical markets.

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

Cost of revenues

	Year ended December 31, 2002	% Product sales	Year ended December 31, 2003	% Product sales	Percentage change 2002/2003

	(amounts in € 000s)
Cost of revenues
Cost of product	371,919	67.7%	168,465	62.0%	–54.7%
Cost of services	4,709	304.6%	4,704	122.0%	–0.1%
Total cost of revenues	367,628	68.3%	173,169	62.8%	–54.0%
Gross Profit
On Products	177,624	32.3%	103,308	38.0%	–41.8%
On Services	–3,163	–204.6%	–849	–22.0%	–73.2%
Total Gross profit	174,461	31.7%	102,459	37.2%	–41.3%

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

14   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Operating expenses

	Year ended Dec. 31, 2002	% of revenues	Year ended Dec. 31, 2003	% of revenues	Percentage change 2002/2003

	(amounts in €000s)
Operating expenses
Research and development	64,093	11.6%	62,123	22.5%	–3.1%
Sales and marketing	26,600	4.8%	27,766	10,1%	4.4%
General and administrative	26,163	4.7%	39,141	14.2%	49.6%
Goodwill impairment			4,244	1.5%	100.0%
Stock-based compensation	1,587	N/S	205	0.1%	–98.4%
Total	118,443	21.5%	133,479	48.4%	12.7%

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

Wavecom Annual Report Form 20-F/A 2003   15

Back to Contents

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

Other income (expense)

Interest income, net. We recorded net interest income of € 2.8 million for 2003, compared to €3.2 million in 2002. Although interest rates paid on our deposits were lower in 2003 compared to 2002, our average cash balances were roughly the same during the two comparable periods.

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

Income tax expense (benefit). Our €861,000 net tax expense in 2003 (versus a net tax expense of €6,556,000 in 2002), represented principally a deferred tax expense for €10,872,000 and French current taxes for €20,000 which were partly offset by French research and development tax credits for €1,355,000, French tax carry back for €8,558,000 and the income tax benefit of €118,000 of our Asian subsidiary.

Fiscal year 2002 compared to fiscal year 2001

Revenues
	Year ended December 31, 2001	% Product sales	Year ended December 31, 2002	% Product sales	Percentage change 2001/2002

	(amounts in € 000s)
Product sales
Wismo	285,787	90.0%	513,405	93.4%	79.6%
Modem	31,784	10,0%	36,138	6.6%	13.7%
Total product	317,571	100.0%	549,543	100.0%	73.0%
Percentage of total revenues	98.4%		99.7%
Services	5,093		1,546		–69.6%
Percentage of total revenues	1.6%		0.3%
Total Revenues	322,664		551,089		70.8%
Volumes (in 000 of units)
Wismo	3,739	94.1%	8,496	96.4%	127.2%
Modem	234	5.9%	319	3.6%	36.3%	[1]
Total unit volume	3,973	100.0%	8,815	100.0%	121.9%	[2]

The increase in product revenues in 2002 was due principally to increased sales of Wismo modules for personal communication device applications, but in absolute terms sales in all our target markets (automotive, machine to machine as well as personal communication devices) increased.

1	Typographical error was corrected from the previously-printed 121.9%
2	Typographical error was corrected from the previously-printed –38.6%

16   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

The decrease of revenues from services reflects the Company's ongoing efforts to ease the process of integrating the Wismo module into customers' products and therefore reduce the amount of services needed from Wavecom. We recognize service revenues for development work once all work is completed.

The sales in term of markets and geographic regions are as follow:

Sales by markets:

As % of total revenues	2001	2002

PCD (Personal Communication Devices)	78%	82%
Vertical Markets:
M2M (Machine to Machine)	5%	4%
Distributors (selling mainly to M2M)	13%	11%
Automotive	2%	3%
Services	2%	N/S

Sales by geographic regions:

As % of total revenues	2001	2002

Asia-Pacific	84%	82%
Americas	1%	5%
Europe, Middle East and Africa	15%	13%

Cost of revenues

	Year ended December 31, 2001	% Product sales	Year ended December 31, 2002	% Product sales	Percentage change 2001/2002

	(amounts in € 000s)
Cost of revenues
Cost of product	254,658	80.2%	371,919	67.7%	46.0%
Cost of services	4,718	92.6%	4,709	304.6%	–0.2%
Total cost of revenues	259,376	80.4%	367,628	68.3%	45.2%
Gross Profit
On Products	62,913	19.8%	177,624	32.3%	182.3%
On Services	375	7.4%	–3,163	–204.6%	–943.5%
Total Gross profit	63,288	19.6%	174,461	31.7%	175.7%

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

Wavecom Annual Report Form 20-F/A 2003   17

Back to Contents

Operating expenses

	Year ended Dec. 31, 2001	% of revenues	Year ended Dec. 31, 2002	% of revenues	Percentage change 2001/2002

	(amounts in € 000s)
Operating expenses
Research and development	32,634	10.1%	64,093	11.6%	96.4%
Sales and marketing	12,416	3.8%	26,600	4.8%	114.2%
General and administrative	13,297	4.1%	26,163	4.7%	96.8%
Goodwill impairment	278	0.1%
Stock-based compensation	1,711		1,587	0.3%
Total	60,336	18.7%	118,443	21.5%	96.3%

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

Other income (expense)

Interest income, net. We recorded net interest income of € 3,159,000 in 2002, compared to €3,827,000 in 2001. The decrease in net interest income results from the decline in interest rates over the course of the year, partially offset by higher average cash balances invested.

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

18   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

	Three months ended

	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003 Restated (1)	Sept. 30 2003	Dec. 31, 2003

	(unaudited) (in thousands, except share and per share amounts)
Revenues:
Product sales	€108,357	€135,752	€170,485	€134,949	€87,180	€69,070	€56,946	€58,577
Technology development and other services	262	264	534	485	806	869	476	1,704

Total revenues	108,619	136,016	171,019	135,434	87,986	69,939	57,422	60,281
Cost of revenues:
Cost of goods sold	79,457	96,112	115,918	80,431	57,218	44,016	38,496	28,735
Cost of services	1,130	712	1,431	1,436	1,355	548	716	2,084

Total cost of revenues	80,587	96,824	117,349	81,867	58,573	44,564	39,212	30,819

Gross profit	28,032	39,192	53,670	53,567	29,413	25,375	18,210	29,462
Operating expenses:
Research and development	12,672	14,925	14,870	21,626	16,710	16,490	15,569	13,354
Sales and marketing	3,906	5,166	5,144	12,384	9,252	8,668	4,704	5,142
General and administrative	4,735	5,984	6,632	8,811	8,650	9,599	10,694	10,197
Amortization and impairment of goodwill	—	—	—	—	—	—	—	4,244
Deferred compensation amortization	428	428	428	304	205	—	—	—

Total operating expenses	21,741	26,503	27,074	43,125	34,817	34,757	30,967	32,937

Operating income (loss)	6,291	12,689	26,596	10,442	(5,404)	(9,382)	(12,757)	(3,475)
Interest and other financial income (expense), net	814	(7,726)	1,768	(2,552)	(69)	449	1,945	(1,622)

Income (loss) before minority interests and income taxes	7,105	4,963	28,364	7,890	(5,473)	(8,933)	(10,812)	(5,097)
Minority interests	7	46	242	28	(289)	232	93	—

Income (loss) before income taxes	7,112	5,009	28,606	7,918	(5,762)	(8,701)	(10,719)	(5,097)
Income tax expense (benefit)	(690)	(741)	11,310	3,323	(1,671)	3,093	(245)	(315)

Net income (loss)	€7,802	€5,750	€17,296	€11,241	€(4,091)	€(11,794)	€(10,474)	€(4,782)

Basic net income (loss) per share	€0.53	€0.39	€1.16	€0.75	€(0.27)	€(0.79)	€(0.69)	€(0.31)
Diluted net income (loss) per share	€0.51	€0.37	€1.11	€0.73	€(0.27)	€(0.79)	€(0.69)	€(0.31)
Shares used in computing basic net income (loss) per share	14,841,415	14,903,600	14,971,841	15,052,768	15,122,646	15,014,022	15,075,139	15,183,387
Shares used in computing diluted net income (loss) per share	15,444,491	15,493,759	15,530,516	15,413,783	15,122,646	15,014,022	15,075,139	15,183,387

(1)	Income tax expense (benefit), Net income (loss), Basic net income (loss) per share and Diluted net income (loss) per share for the three months ended June 30, 2003, have been restated to correct an error in the accounting related to the valuation allowance for our deferred tax assets for the three months ended June 30, 2003. See Note 16 to the financial statements included elsewhere in this Annual Report.

Wavecom Annual Report Form 20-F/A 2003   19

Back to Contents

We believe that period-to-period comparisons of our operating results are not necessarily meaningful. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. You should not rely on them to predict future performance. Our revenue may fluctuate due to the amount of new customer orders and the timing in beginning production and delivery of these new orders. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of the timing of these orders and our development of new products and technologies. For a discussion of factors which may affect our quarterly and annual operating results, see "Item 3–Key Information–Risk Factors–Our quarterly revenues fluctuate significantly and may affect the price of our shares and ADSs."

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

Liquidity and capital resources

We had negative cash flow from operating activities of €5,875,0001 for the year ended December 31, 2003 compared to a positive cash flow from operating activities of €41,867,000 in 2002.

We had working capital (defined as current assets less current liabilities) of €80,339,000 at December 31, 2003, down from € 105,418,000 at December 31, 2002.

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

Based on our current plans, and despite the cost of the restructuring plan in 2004, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this report. If our plans change, or if we do not achieve profits or if our profits are significantly lower than anticipated, we may need additional funding to remain in business.

[1]	Typographical error was corrected from the previously-printed €5,735,000

20   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Impact of currency fluctuations

We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2003, we recorded 72% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars, which are closely tied to the U.S. dollar. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 55% of our cost of revenues and operating expenses in 2003. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange loss of €2,065,000 in 2003, a net foreign exchange loss of €10,857,000 in 2002 and a net foreign exchange gain of € 142,000 in 2001.

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

22   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

PART III

Item 18: Financial Statements

WAVECOM S.A.

Wavecom Annual Report Form 20-F/A 2003   F-1

Back to Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Wavecom S.A.

We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 2001, 2002 and 2003 (as restated), and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of Wavecom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As described in Note 16, the 2003 financial statements have been restated to correct an error in the application of U.S. generally accepted accounting principles.

ERNST & YOUNG Audit

Represented by
Jean-Yves Jégourel

Paris-La Défense, France
February 7, 2004
except for Note 10 and Note 16, as to which the date is February 10, 2005

F-2   Wavecom Annual Report Form 20-F/A 2003

Back to Index

WAVECOM S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Years ended December 31,

	2001	2002	2003 restated (1)

Revenues:
Product sales	€317,571	€549,543	€271,773
Technology development and other services	5,093	1,546	3,855

Total revenues	322,664	551,089	275,628
Cost of revenues:
Product sales:
Cost of goods sold	254,658	371,919	177,541
Adjustment of royalty provision	—	—	(9,076)

Total cost of product sales	254,658	371,919	168,465
Cost of services	4,718	4,709	4,704

Total cost of revenues	259,376	376,628	173,169

Gross profit	63,288	174,461	102,459
Operating expenses:
Research and development	32,634	64,093	62,123
Sales and marketing	12,416	26,600	27,766
General and administrative	13,297	26,163	39,141
Deferred compensation amortization	1,711	1,587	205
Amortization and impairment of goodwill	278	—	4,244

Total operating expenses	60,336	118,443	133,479

Operating income (loss)	2,952	56,018	(31,020)
Interest expense	(523)	(527)	(581)
Interest income	4,350	3,686	3,348
Foreign exchange gain (loss)	142	(10,857)	(2,065)
Provision for loss on long-term investments	(716)	—	—

Income (loss) before minority interest and income taxes	6,205	48,320	(30,318)
Minority interest.	(804)	(323)	(38)

Income (loss) before income taxes	7,009	48,643	(30,280)
Income tax expense (benefit)	(2,299)	6,556	861)

Net income (loss)	€9,308	€42,087	€(31,141)

Basic net income (loss) per share	€0.63	€2.82	€(2.06)

Diluted net income (loss) per share	€0.61	€2.74	€(2.06)

Number of shares used for computing:
–basic net income (loss) per share	14,726,647	14,943,048	15,098,795
–diluted net income (loss) per share	15,359,226	15,348,985	15,098,795

(1)	Income tax expense (benefit), Net income (loss), Basic net income (loss) per share and Diluted net income (loss) per share for the year ended December 31, 2003, have been restated to correct an error in the accounting related to the valuation allowance for deferred tax assets for the year ended December 31, 2003. See Note 16 to the consolidated financial statements.

See notes to financial statements

Wavecom Annual Report Form 20-F/A 2003   F-3

Back to Index

WAVECOM S.A.
CONSOLIDATED BALANCE SHEETS
In Thousands

	December 31,
	2001	2002	2003 restated (1)

ASSETS
Current assets:
Cash and cash equivalents	€128,972	€119,416	€110,705
Short-term investments	3,008	15,112	—
Accounts receivable (less allowance for doubtful accounts of €328, €243 and €1,866 at December 31, 2001, 2002 and 2003, respectively)	46,219	85,921	44,622
Inventory, net	13,858	30,205	33,809
Value added tax recoverable	22,251	6,430	2,235
Prepaid expenses and other current assets	12,720	9,335	11,442
Recoverable taxes	—	—	7,670
Deferred tax assets, current portion	—	3,889	1,059

Total current assets	227,028	270,308	211,542
Property and equipment, net	15,666	29,624	27,862
Goodwill, net of accumulated amortization of €326 at December 31, 2001 and 2002	5,716	4,807	—
Long-term investments	3,476	14,152	16,502
Other assets	8,061	5,102	9,409
Recoverable tax loss carryback and research tax credit	—	—	9,913
Deferred tax assets	—	8,041	—

Total assets	€259,947	€332,034	€275,228

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€111,926	€99,937	€85,995
Accrued compensation	5,755	10,488	7,208
Other accrued expenses	15,525	36,367	35,655
Current portion of loans	488	—	—
Current portion of capitalized lease obligations	201	214	855
Deferred revenue and advances received from customers	2,648	4,100	1,420
Income tax payable	—	13,605	—
Other liabilities	521	179	70

Total current liabilities	137,064	164,890	131,203
Long-term portion of capitalized lease obligations	228	287	425
Other long-term liabilities	410	—	6,267

Total long-term liabilities	638	287	6,692

Minority interest	361	38	—
Commitments and contingencies
Shareholders' equity:
Shares, €1 nominal value; 14,810,614 shares issued and outstanding at December 31, 2001; 15,107,890 shares issued and outstanding at December 31, 2002; 15,342,789 shares issued at December 31, 2003	14,811	15,108	15,343
Additional paid in capital	135,013	135,954	136,460
Treasury stock (156,345 shares at December 31, 2003)	—	—	(1,312)
Deferred compensation	(2,991)	(975)	(323)
Retained earnings (deficit)	(25,671)	16,416	(14,587)
Accumulated other comprehensive income	722	316	1,752

Total shareholders' equity	121,884	166,819	137,333

Total liabilities and shareholders' equity	€259,947	€332,034	€275,228

(1)	Total current assets, Total assets and Total shareholders’ equity at December 31, 2003, have been restated to correct an error in the accounting related to the valuation allowance for deferred tax assets for the year ended December 31, 2003. See Note 16 to the consolidated financial statements. See notes to financial statements

F-4   Wavecom Annual Report Form 20-F/A 2003

Back to Index

WAVECOM S.A
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of euro, except share data)

							Accumulated Other Comprehensive
	Shares		Additional paid in			Retained Earnings		Total Shareholders'
				Treasury	Deferred
	Shares	Amount	capital	Stock	Compensation	(Deficit)	Income (loss)	Equity

Balance at December 31, 2000	14,682,281	€14,682	€132,993	€—	€(3,606)	€(34,979)	€(1,080)	€108,010
Forfeiture of options and founders' warrants			(99)		99
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			1,862		(1,862)
Amortization of deferred compensation					2,378			2,378
Issuance of shares in connection with the exercise of 75,557 founders' warrants and 12,480 options at an exercise price of €2.29	88,037	88	113					201
Issuance of shares in connection with the exercise of 36,743 founders' warrants and 3,553 options at an exercise price of €4.57	40,296	41	144					185
Comprehensive income:
Net income						9,308		9,308
Foreign currency translation							1,802	1,802

Total comprehensive income						9,308	1,802	11,110

Balance at December 31, 2001	14,810,614	14,811	135,013	—	(2,991)	(25,671)	722	121,884
Forfeiture of options and founders' warrants			(5)		5
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			190		(190)
Amortization of deferred compensation					2,201			2,201
Issuance of shares in connection with the exercise of 154,075 founders' warrants and 25,026 options at an exercise price of €2.29	179,101	179	231					410
Issuance of shares in connection with the exercise of 98,173 founders' warrants and 15,318 options at an exercise price of €4.57	113,491	113	405					518
Issuance of shares in connection with the exercise of 4,684 options at an exercise price of €26.68	4,684	5	120					125
Comprehensive income:
Net income						42,087		42,087
Foreign currency translation							(406)	(406)

Total comprehensive income						42,087	(406)	41,681

Balance at December 31, 2002	15,107,890	€15,108	€135,954	€—	€(975)	€16,416	€316	€166,819
Purchase of treasury stock				(1,312)				(1,312)
Repurchase of minority interest			(249)			138		(111)
Forfeiture of options and founders' warrants			(116)		116			—
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			315		(315)			—
Amortization of deferred compensation					756			756
Issuance of shares in connection with the exercise of 123,979 founders' warrants at an exercise price of €2.29	123,979	124	160					284
Issuance of shares in connection with the exercise of 101,096 founders' warrants and 9,824 options at an exercise price of €4.57	110,920	111	396					507
Comprehensive income:
Net loss (1)						(31,141)		(31,141)
Unrealized gain on financial instruments							4,135	4,135
Foreign currency translation						95	(2,699)	(2,604)

Total comprehensive income (loss) (1)					95	(31,046)	1,436	(29,610)

Balance at December 31, 2003 (1)	15,342,789	€15,343	€136,460	€(1,312)	€(323)	€(14,492)	€1,752	€137,333

(1)	Net loss, Total comprehensive income (loss) and Total shareholders’ equity at and for the year ended December 31, 2003, have been restated to correct an error in the accounting related to the valuation allowance for deferred tax assets for the year ended December 31, 2003. See Note 16 to the consolidated financial statements. See notes to financial statements

Wavecom Annual Report Form 20-F/A 2003   F-5

Back to Index

WAVECOM S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Years ended December 31,

	2001	2002	2003 restated (1)

Cash flows from operating activities:
Net income (loss)	€9,308	€42,087	€(31,141)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization of property and equipment	5,042	13,373	14,193
Provision for loss on long-term investments	716	—	—
Amortization of goodwill	278	—	—
Goodwill impairment	—	—	4,244
Amortization of deferred stock compensation	1,711	2,200	756
Minority interest	(804)	(323)	(38)
Deferred taxes	—	(11,931)	10,872
Increase (decrease) in cash from:
Accounts receivable	(15,685)	(49,192)	29,909
Inventory	(2,431)	(17,539)	(5,092)
Value added tax recoverable	(20,518)	15,821	4,195
Research tax credit reimbursed	—	813	—
Prepaid expenses and other current assets	(9,951)	2,970	(5,369)
Recoverable taxes	—	—	(9,913)
Accounts payable and other accrued expenses	85,409	21,234	(3,652)
Accrued compensation	2,105	5,083	(3,710)
Deferred revenue and advances received from customers	(1,668)	1,887	(2,136)
Income tax payable	—	13,605	(13,605)
Other payables	70	(99)	59
Other	(3,584)	1,878	4,553

Net cash provided (used) by operating activities	49,998	41,867	(5,875)

Cash flows from investing activities:
Acquisition of Iconn Wireless	(4,719)	—	—
Arguin acquisition, net of cash acquired	462	—	—
Disposal (acquisition) of short-term investments	23,799	(12,104)	15,111
Acquisition of long-term investments	(113)	(10,676)	(2,350)
Repurchase of minority interest in Arguin	—	—	(249)
Purchases of property and equipment	(10,330)	(27,307)	(11,241)
Proceeds from sale of property and equipment	—	177	76

Net cash provided (used) by investing activities	9,099	(49,910)	1,347

Cash flows from financing activities:
Net increase (decrease) in overdrafts and lines of credit	(529)	—	—
Repayment of loans	(146)	(488)	—
Principal payments on capital lease obligations	(815)	(237)	(743)
Purchases of treasury stock	—	—	(1,312)
Proceeds from exercise of stock options and founders' warrants	386	1,054	791

Net cash provided (used) by financing activities	(1,104)	329	(1,264)

Effect of exchange rate changes on cash and cash equivalents	1,755	(1,842)	(2,919)
Net increase (decrease) in cash and cash equivalents	59,748	(9,556)	(8,711)
Cash and cash equivalents, beginning of period	69,224	128,972	119,416

Cash and cash equivalents, end of period	€128,972	€119,416	€110,705

(1)	Net income (loss) and Deferred taxes for the year ended December 31, 2003, have been restated to correct an error in the accounting related to the valuation allowance for deferred tax assets for the year ended December 31, 2003. See Note 16 to the consolidated financial statements. See notes to financial statements

F-6   Wavecom Annual Report Form 20-F/A 2003

Back to Index

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

Wavecom uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from transactions with subsidiaries denominated in U.S. dollar. The Company complies with the Financial Accounting Standards Board issued Statement No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS 137 and 138. SFAS 133 requires the recognition of all derivatives at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedging transaction and the type of hedge transaction. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

Wavecom Annual Report Form 20-F/A 2003   F-7

Back to Contents

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

F-8   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Wavecom Annual Report Form 20-F/A 2003   F-9

Back to Contents

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

F-10   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Accrued royalties

Wavecom's products are designed to conform to certain wireless industry standards. Certain essential technologies are patented and Wavecom uses these essential technologies under licensing agreements for which Wavecom pays royalties. Wavecom has concluded licensing agreements with six patent holders for technologies deemed to be essential for Wavecom's products. Two contracts were signed in 2003 and Wavecom is in the process of negotiating with other patent holders. Wavecom's management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom's products.

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

Wavecom Annual Report Form 20-F/A 2003   F-11

Back to Contents

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

	Years ended December 31

	2001	2002	2003

	(In thousands, except per share data)
Net income (loss), as reported	€9,308	€42,087	€(25,880)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	2,378	2,200	756
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(27,600)	(32,183)	(14,677)

Pro forma net income (loss)	€(15,914)	€12,104	€(39,801)

Earnings per share:
Basic–as reported	€0.63	€2.82	€(1.71)
Basic–pro forma	€(1.08)	€0.81	€(2.64)
Diluted–as reported	€0.61	€2.74	€(1.71)
Diluted–pro forma	€(1.08)	€0.79	€(2.64)

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

F-12   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

The Company purchased Arguin Communications Inc. for €3,454,000 in cash including €691,000 for the purchase of existing shares (€ 229,000 paid in October 2000 and €462,000 paid in January 2001) and €2,763,000 to subscribe to a share capital increase. The total amount of this share capital increase, including minority interests, was €3,109,000. The net assets purchased included €270,000 in cash. The purchase price exceeded the fair value of the net tangible assets by € 1,323,000, which was allocated to goodwill and previously was being amortized over 5 years. In accordance with the provisions of SFAS 142, amortization of goodwill ceased as of December 31, 2001. Deferred compensation of €1,862,000, €190,000 and €199,000 was recognized in 2001, 2002 and 2003, respectively, in connection with the issuance of shares of Arguin Communications to the majority shareholders and adjusted with the employee resignation. Amortization related to these shares amounted to €667,000, €613,000 and €648,000 in the years ended December 31, 2001, 2002 and 2003, respectively.

Wavecom Annual Report Form 20-F/A 2003   F-13

Back to Contents

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

F-14   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Wavecom Annual Report Form 20-F/A 2003   F-15

Back to Contents

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

Net income (loss) per share–basic:
Reported	€0.63
Add back: goodwill amortization	0.02

Adjusted	€0.65

Net income (loss) per share–diluted:
Reported	€0.61
Add back: goodwill amortization	0.02

Adjusted	€0.63

Other intangible assets are not material to the financial statements.

F-16   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Wavecom Annual Report Form 20-F/A 2003   F-17

Back to Contents

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

F-18   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Wavecom Annual Report Form 20-F/A 2003   F-19

Back to Contents

A summary of the founders' warrants and warrants to Board members is as follows:

	Founders' warrants to employees of the French parent company												Warrants to members of the board of directors

Shareholders' meeting date	02/25/99	03/15/00		06/27/00		12/20/00	06/29/01	12/19/01	06/17/02		05/22/03		03/15/00	06/27/00	06/29/01	06/17/02	05/22/03
Total of warrants authorized	530 800	300 000		100 000		400 000	600 000	250 000	590 000		290 000		15 000	15 000	30 000	20 000	40 000
Board of directors date	N/A	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00	06/29/01	12/19/01	07/09/02	03/25/03	05/22/03	08/27/03	N/A	N/A	N/A	N/A	N/A
Total of warrants granted	530 800	157 200	101 300	50 860	41 000	400 000	467 151	233 500	395 360	193 000	11 000	241 000	15 000	15 000	30 000	20 000	40 000
Exercise price	€4.57	139.52	€103.23	€103.23	€136.62	€69.86	€34.66	€41.09	€39.18	€8.07	€11.18	€11.40	€150.72	€103.23	€34.66	€42.46	€11.18
Total of warrants exercised	315 183	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2003	39 184	38 500	29 500	11 550	13 500	101 148	56 660	30 000	30 275	3 500	—	10 000	—	—	—	—	—
Total of warrants cancelled during the year ended	—	11 100	27 000	3 330	—	40 008	39 564	6 000	30 275	3 500	—	10 000	—	—	—	—	—
Total of warrants granted and not exercised at December 31, 2003	176 433	118 700	71 800	39 310	27 500	298 852	410 491	203 500	365 085	189 500	11 000	231 000	15 000	15 000	30 000	20 000	40 000
Total of warrants exercisable at December 31, 2003	176 433	111 120	62 790	34 285	23 450	223 560	255 594	101 750	128 382	—	—	—	15 000	15 000	20 000	6 666	—
Expiration date(1)	02/24/04	03/14/05	06/26/05	12/19/05	06/28/06	12/18/06	06/16/07	05/21/08	03/14/05	06/26/05	06/28/06	06/16/07	05/21/08

(1)	Founders' warrants not exercised at the expiration date will be converted into stock options

F-20   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

A summary of the stock options is as follows:

STOCK OPTIONS

Shareholders' meeting date	09/21/98			02/25/99				03/15/00						06/27/00				12/20/00
Total of stock options authorized	650 000			600 000				300 000						100 000				800 000
Board of directors date	09/21/98			02/09/99		04/27/99		03/30/00			06/27/00			06/27/00		07/24/00		12/20/00			03/14/01
Total of stock options granted	495 000	(1)	50 000	530 800	(1)	37 500	1 500	157 200	(1)	5 700	101 300	(1)	2 710	50 860	(1)	41 000	(1)	400 000	(1)	90 590	61 000
Exercise price	€2.29		€2.29	€4.57		€4.57	€4.57	€139.52		€139.52	€103.23		€103.23	€103.23		€136.62		€69.86		€69.86	€26.68
Total of stock options exercised			50 000			36 000		—			—			—				—			4 684
Total of stock options cancelled at December 31, 2003(2)	492 612		—	354 367		1 500	—	38 500		1 200	29 500		18 360	11 550		13 550		101 148		27 440	37 521
Total of stock options granted and not exercised at December 31, 2003	2 388		—	176 433		—	1 500	118 700		4 500	71 800		6 350	39 310		27 500		298 582		63 150	18 795
Total of stock options exercisable at December 31, 2003	2 388		—	—		—	—	—		4 212	—		5 555	—		—		—		47 631	12 055
Expiration date(1)	09/20/08			02/24/09				03/14/10						06/26/10				12/19/10
STOCK OPTIONS

Shareholders' meeting date	06/29/01			12/19/01			06/17/02						05/22/03
Total of stock options authorized	1 200 000			450 000			840 000						440 000
Board of directors date	06/29/01			12/19/01			07/09/02			03/25/03			05/22/03			08/27/03
Total of stock options granted	467 151	(1)	97 395	233 500	(1)	193 500	395 360	(1)	174 095	193 000	(1)	155 200	11 000	(1)	10 500	241 000	(1)	99 000
Exercise price	€34.66		€34.66	€41.09		€41.09	€39.18		€39.18	€8.07		€8.07	€11.18		€11.18	€11.40		€11.40
Total of stock options exercised			—			—			—			—			—			—
Total of stock options cancelled at December 31, 2003(2)	56 660		32 070	30 000		91 500	30 275		76 945	3 500		17 500	—		2 000	10 000		5 000
Total of stock options granted and not exercised at December 31, 2003	410 491		65 325	203 500		102 000	365 085		97 150	189 500		137 700	11 000		8 500	231 000		94 000
Total of stock options exercisable at December 31, 2003	—		40 791	—		51 000	—		34 258	—		—	—		—	—		—
Expiration date(1)	06/28/11			12/18/11			06/16/12						05/21/13

(1)	Options which will become exercisable after 5 years to the extent which the related founders' warrants expire unexercisable
(2)	Stock options cancelled, to be granted by futur board of directors

Wavecom Annual Report Form 20-F/A 2003   F-21

Back to Contents

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

F-22   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

10.      Income taxes

Income tax expense comprises:

	Years ended December 31,

	2001	2002	2003 Restated (1)

	(in thousands)
Current tax expense (benefit)	€(2,299)	€18,487	€(10,011)
Deferred tax expense (benefit)	—	(11,931)	10,872

Total	€(2,299)	€6,556	€861

(1)	Deferred tax expense for the year ended December 31, 2003, has been restated to correct an error in the accounting related to the valuation allowance for deferred tax assets for that year. See Note 16 to the consolidated financial statements.

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

The current tax expense in 2003 is the net of research tax credit (€1,355,000), French current tax expense (€21,000), tax loss carrybacks (€10,872,000) and income tax benefit of Wavecom's Asian subsidiary (€119,000). Research tax credit and tax loss carrybacks are recorded as recoverable taxes to the balance sheet.

A reconciliation of income taxes computed at the French statutory rate (35.3% in 2001, 35.4% in 2002 and 33.33% in 2003) to the income tax expense (benefit) is as follows:

	Years ended December 31,

	2001	2002	2003 Restated (1)

	(in thousands)
Income tax expense computed at the French statutory rate	€2,474	€17,220	€(10,092)
Research tax credit	(2,535)	(449)	(1,355)
Impact of valuation allowance on deferred tax assets	(3,174)	(7,736)	12,127
Other individually immaterial permanent differences	33	45	(56)
Non-deductible deferred compensation amortization	839	779	252
Impact of differences in foreign income tax rates	—	(3,320)	—
Other	64	17	(15)

Total income tax expense (benefit)	€(2,299)	€6,556	€861

(1)	The impact of the valuation allowance on deferred tax assets for the year ended December 31, 2003, has been restated to correct an error in accounting. See Note 16 to the consolidated financial statements.

Wavecom Annual Report Form 20-F/A 2003   F-23

Prepared and filed by St Ives Burrups

Back to Contents

Significant components of Wavecom's deferred tax assets and liabilities consist of the following:

	December 31,

	2001	2002	2003 Restated (1)

	(in thousands)
Deferred tax assets: Royalty accruals not currently deductible	€2,410	€7,311	€4,371
Other provisions and accruals not currently deductible	1,285	4,620	7,500
Capitalized leases	6	—	—
Net operating loss carryforwards	6,648	1,291	4,019

	10,349	13,222	15,890
Valuation allowance	(10,349)	(1,291)	(14,831)

Net deferred tax asset (liability)	€—	€11,931	€1,059

(1)	Deferred tax assets and liabilities at December 31, 2003, have been restated to correct an error in the accounting related to the valuation allowance for deferred tax assets for that year. See Note 16 to the consolidated financial statements.

Because of the significant losses in 1999 and 2000, Wavecom recorded a valuation allowance against deferred tax assets in 2001. The valuation allowance was reversed in 2002 due to the use of all previous net operating losses in the company's primary tax jurisdictions, 2002 taxable income, and because the company believed it was more likely than not that the deferred taxes were recoverable. At December 31, 2003, a deferred tax of € 11,871,000 was recognized for the French parent company. A valuation allowance of €10,812,000 was recorded to reduce the net asset to the amount of available tax loss carrybacks in France.

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

F-24   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

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

Wavecom Annual Report Form 20-F/A 2003   F-25

Back to Contents

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

16.	Restatement

In February 2005, the Company identified an error in the application of its 2003 tax loss carryback to the 2002 French tax return declaration. After the correction of this error, the 2003 tax loss carryback to 2002 was limited by the amount of research and development tax credits actually applied to the Company's 2002 French income tax due. As it was unlikely that the Company would realize deferred tax assets resulting from its 2003 income tax losses in excess of the amount carried back to 2002, it was required to record a full valuation allowance on any remaining deferred tax assets resulting from unused net operating tax losses. Accordingly, the Company has restated the valuation allowance on its deferred tax assets for fiscal year 2003 to € 14.831 million (€9.570 million as previously reported) reflecting an increase of €5.261 million. See Note 10 to the Company’s financial statements above, which has been amended to reflect the restatement. The Company believes that the error which led to the decision to restate its financial statements for the year ended December 31, 2003, was the result of a material weakness in internal control over income tax preparation and related financial reporting.

F-26   Wavecom Annual Report Form 20-F/A 2003

Back to Contents

The effect of the restatement on the consolidated statements of operations for the year ended December 31, 2003 and for the three months ended June, 30 2003 is as follows:

	As reported		Restatement		Restated

In thousands except loss per share	Three months ended June 30, 2003 (unaudited)	Year ended December 31, 2003	Three months ended June 30, 2003 (unaudited)	Year ended December 31, 2003	Three months ended June 30, 2003 (unaudited)	Year ended December 31, 2003

Income tax expense (benefit)	€(2,168)	€(4,400)	€5,261	€5,261	€3,093	€861
Net loss	€(6,533)	€(25,880)	€(5,261)	€(5,261)	€(11,794)	€(31,141)
Basic net loss per share	€(0.44)	€(1.71)	€(0.35)	€(0.35)	€(0.79)	€(2.06)

Diluted net loss per share	€(0.44)	€(1.71)	€(0.35)	€(0.35)	€(0.79)	€(2.06)

The effect of the restatement on the selected balance sheets items at December 31, 2003 is as follows:

	At December 31, 2003

In thousands	As reported	Restatement	Restated

Deferred tax assets, current portion	—	€1,059	€1,059
Deferred tax assets	€6,320	€(6,320)	—
Current assets	€210,483	€1,059	€211,542
Total assets	€280,490	€(5,261)	€275,229
Total shareholders’ equity	€142,594	€(5,261)	€137,333

Wavecom Annual Report Form 20-F/A 2003   F-27

Back to Contents

Item 19.	Exhibits

1*	Statuts (By-Laws) of the Registrant, updated as of February 6, 2004 (English Translation).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).

4.1**	GSM Essential Properties Cross-License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form F-1, File No. 333-10372).

4.2**	Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).

4.3**	Agreement between Funkanlagen and Wavecom S.A. dated February 25, 2000 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 24, 2000).

4.4**	GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001 (incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F, filed with the Commission on June 28, 2002).

4.5**	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31, 2001 (incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F, filed with the Commission on June 28, 2002).

4.6**	GSM patent non assertion agreement with NEC Corporation, effective November 19, 2002 (incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 21, 2003).

4.7**	Patent License Agreement with Thomson Licensing S.A. and Alcatel S.A., effective January 1, 2003 (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F, filed with the Commission on May 21, 2003).

4.8*+	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Nokia Corporation, effective as of December 31, 2003.

4.9*+	Agreement relating to the supply of Compact 605 with WISMO Flex products dated October 20, 2003, between Wavecom Asia Pacific Limited and TCL Mobile Communications (HK) Co. Ltd.

8*	List of subsidiaries of the Registrant.

10***	Consent of Ernst & Young Audit.

E-1

Back to Contents

12.1***	Certification of the Chief Executive Officer.
12.2***	Certification of Chief Financial Officer.
13.1***	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2***	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Already filed on April 16, 2004, with the Annual Report on Form 20-F.

**	The Registrant has received confidential treatment of portions of this agreement.

***	Filed herewith.

+	The Registrant has requested confidential treatment of portions of this agreement, which portions have been filed separately with the Commission.

E-2

Back to Contents

SIGNATURE

Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAVECOM S.A.

By:	/s/ Chantal Bourgeat

Chantal Bourgeat Chief Financial Officer

Date: February 28, 2005