Form 20-F
period 2004-12-31
WAVECOM SA
filed 2005-04-07
CIK 1085763

Back to Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30078

WAVECOM S.A.
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	3, esplanade du Foncet 92442 Issy-les-Moulineaux Cedex France Tel. 011 33 1 46 29 08 00	Republic of France (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class: Shares, nominal value €1.00 each* American Depositary Shares, evidenced by American Depositary Receipts, each representing one Share	Name of each exchange on which registered: NASDAQ National Market

*	Listed not for trading or quotation purposes but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €1.00 per share: 15,506,290

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

Back to Contents

2          Wavecom Annual Report Form 20-F 2004

Back to Contents

PRESENTATION OF INFORMATION

Unless the context otherwise indicates, references to “Wavecom,” “we”, “us” or the “Company” include Wavecom S.A. and its subsidiaries. References to “U.S. dollars” or “$” contained herein are to the lawful currency of the United States, and references to “euro” or “€” are to the currency of the European Monetary Union.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are usually identified by words such as “believe,” “anticipate,” “plan,” “goal,” “target” and similar expressions. These forward-looking statements are not guarantees of Wavecom’s future operational or financial performance and are subject to risks and uncertainties. Actual operational and financial results may differ materially from Wavecom’s expectations contained in the forward- looking statements as a result of various factors. Factors that may cause such differences include, but are not limited to, the factors discussed in “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects.”

Wavecom Annual Report Form 20-F 2004          3

Back to Contents

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following selected financial data for the five years ended December 31, 2004 are derived from the consolidated financial statements of Wavecom, which have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Audit, independent auditors. The data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the consolidated financial statements, related notes and other financial information included in this annual report.

	Years ended December 31,

	2000	2001	2002	2003*	2004

	(in thousands, except for share and per share amounts)
Consolidated statements of operations data:
Revenues:
Product sales	€63,055	€317,571	€549,543	€271,773	€149,974
Technology development and other services	2,518	5,093	1,546	3,855	1,580

Total revenues	65,573	322,664	551,089	275,628	151,554
Cost of revenues:
Cost of goods sold	51,457	254,658	371,919	168,465	107,134
Cost of services	4,522	4,718	4,709	4,704	8,391

Total cost of revenues	55,979	259,376	376,628	173,169	115,525

Gross profit	9,594	63,288	174,461	102,459	36,029
Operating expenses:
Research and development	16,133	32,634	64,093	62,123	47,083
Sales and marketing	5,836	12,416	26,600	27,766	15,685
General and administrative	5,598	13,297	26,163	39,141	30,122
Amortization and impairment of intangible assets	47	278	—	4,244	1,768
Restructuring costs	—	—	—	—	22,247
Deferred compensation amortization	1,758	1,711	1,587	205	—

Total operating expenses	29,372	60,336	118,443	133,479	116,905

Operating income (loss)	(19,778)	2,952	56,018	(31,020)	(80,876)
Gain on sales of long-term investments	—	—	—	—	1,166
Interest and other financial income (expense), net	3,734	3,969	(7,698)	702	966
Provision for loss on long-term investment	—	(716)	—	—	—

Income (loss) before minority interests and income taxes	(16,044)	6,205	48,320	(30,318)	(78,744)

Minority interest	6	804	323	(38)	—

Income (loss) before income taxes	(16,038)	7,009	48,643	(30,280)	(78,744)
Income tax expense (benefit)	(1,534)	(2,299)	6,556	861	13

Net income (loss)	€(14,504)	€9,308	€42,087	€(31,141)	€(78,757)

Basic net income (loss) per share(1)	€(1.03)	€0.63	€2.82	€(2.06)	€(5.14)
Diluted net income (loss) per share	€(1.03)	€0.61	€2.74	€(2.06)	€(5.14)
Cash dividends declared per share(2)	—	—	—	—	—
Number of shares used in computing basic net income (loss) per share	14,081,178	14,726,647	14,943,048	15,098,795	15,317,661
Number of shares used in computing diluted net income (loss) per share	14,081,178	15,359,226	15,348,985	15,098,795	15,317,661

(1)	Net income (loss) per share amounts are computed using the weighted average number of shares outstanding, which excludes options and warrants, and reflects only the actual ordinary shares outstanding.
(2)	We do not expect to pay any cash dividends on our shares in the foreseeable future.
*
Financial information for the year ended December 31, 2003 has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on February 28, 2005.

4          Wavecom Annual Report Form 20-F 2004

Back to Contents

	At December 31,
	2000	2001	2002	2003*	2004

	(in thousands)
Consolidated balance sheet data:
Total current assets	€138,323	€227,028	€270,308	€211,542	€99,174
Total assets	158,298	259,947	332,034	275,229	137,206
Total current liabilities	48,957	137,064	164,890	131,204	78,716
Total long-term liabilities	166	638	287	6,692	2,034
Total shareholders’ equity	108,010	121,884	166,819	137,333	56,456

*
Financial information for the year ended December 31, 2003 has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on February 28, 2005.

Exchange Rate Data

The exchange rate for converting U.S. dollars into euros (using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) on April 4, 2005 was $1.2838 = €1.00. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the Nasdaq National Market.

The following table shows the noon buying rates for the number of U.S. dollars per euro for the period since January 1, 2000. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Month	High	Low

2005
March	1.3465	1.2913
February	1.3208	1.2773
January	1.3476	1.2954
2004
December	1.3625	1.3224
November	1.3288	1.2703
October	1.2783	1.2271

Year ended December 31,	Average

2004	$1.2011
2003	1.1315
2002	1.0485
2001	0.8952
2000	0.9234

Wavecom Annual Report Form 20-F 2004          5

Back to Contents

Risk Factors

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may affect our business results.

Following intense price competition and other important changes in our business environment, we experienced a substantial decline in revenues which led to negative operating income in 2003 and 2004. As a result, we have implemented a major strategic reorientation and corporate restructuring under the direction of new senior management. If our efforts to restore our business to profitability and growth are not successful, our total losses will increase, we may need to further restructure, sell or terminate operations, and the price of our stock may decline.

Prior to 2003, we had made substantial earnings by serving, among others, Chinese and Korean manufacturers of mobile telephones. By 2003, however, market competition had intensified substantially, particularly in Asia, and our major customers had become less dependent on our technology, since they had improved their own wireless manufacturing capabilities. In addition, the Chinese domestic market for mobile telephones, our major customers’ principal market, increasingly demanded low-cost products, whereas our technology and pre-packaged solutions were better adapted to high-end, feature-rich telephones. As a result, prices for our products and our total revenues declined significantly. Beginning in 2003, we began recording negative operating income, which amounted to €31.0 million for 2003 and €80.9 million for 2004.

Over the year 2004, we reduced global headcount by 40% and closed selected subsidiaries or limited their operations to reduce cost. In September 2004, under the direction of our new chief executive officer and with the unanimous support of the Board of Directors, we announced our decision to exit the mobile telephone handset market and terminate our silicon chipset development. Under our new strategy, we have centered our business exclusively on the market for wireless communications between machines. Finally, we have reorganized the overall management structure of our company according to our principal geographic markets and functional areas. For further discussion of each of these important efforts to reestablish profitability, see Item 4. Information on the Company—Business Overview, Item 5. Operating and Financial Review and Prospects and Item 6. Directors, Senior Management and Employees.

We currently anticipate a return to operational breakeven during the second half of 2005. However, if we do not effectively manage this major strategic reorientation and corporate restructuring, both internally and with regard to our clients, we may not be able to recover business growth and positive operating income, and our total losses will increase. Under such circumstances, we may be required to further restructure, sell or terminate operations, and the price of our stock may decline.

Due to our operating losses, our cash reserves have been, and continue to be, reduced. As a result, we may experience a deterioration in our relationships with customers, suppliers, shareholders and employees.

Our company experienced operating losses of €80.9 million for 2004 and €31.0 million for 2003. As a result of these operating losses, cash reserves decreased to €53.3 million at year-end 2004 from €110.7 million at year-end 2003 and €119.4 million at year-end 2002, and they are continuing to decrease. Our weakened financial position, with diminishing cash reserves, could trigger a lack of confidence among our primary stakeholders including customers, suppliers, shareholders and employees.

From a customer standpoint, a lack of confidence could eventually translate into a loss of orders from customers who have doubts that the Company can continue to operate for the long-term and would therefore be reluctant to entrust us with their orders. From a supplier perspective, our main suppliers, and particularly our contract manufacturer in China on whom we rely for all our production needs, may require us to have stricter payment terms or to provide bank guarantees or letters of credit, which would have a negative impact on our cash flows. From a shareholder standpoint, diminishing cash reserves could put the company in jeopardy of not meeting its “ongoing” concern criteria, thereby alarming investors and triggering a decline in stock price. Finally, if employees sense that the cash reserves are not adequate to keep the company in business, they may seek employment elsewhere, thus stripping the company of valuable human resources.

6          Wavecom Annual Report Form 20-F 2004

Back to Contents

In the event we need to obtain additional funding, it is not certain that we will be able to obtain funding on acceptable terms, or at all. If we do not obtain any required additional funding, we may need to restructure further or terminate our business operations.

Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements for at least 12 months from the date of this report. Moreover, as previously discussed, after recording substantial operating losses for 2003 and 2004, we believe that our major restructuring and strategic reorientation will enable us to return to breakeven during the second half of 2005. However, if market conditions evolve in an unexpected manner, or if we have unexpected costs or commercial or technological setbacks, we may not achieve that objective. These or other circumstances may cause us to seek additional funding. Such funding may be sought through a capital increase, which could have a dilutive effect on our current equity capital, through an increase in indebtedness or by other means. However, it is not certain that we will be able to obtain funding on acceptable terms, or at all. If we do not obtain any required additional funding, we may need to restructure further or terminate our business operations.

We rely on a single contract manufacturer in China, Solectron, to make all our products. If Solectron is unable to meet our requirements due to internal or external factors, or if Solectron terminates its agreement with us, we would have to manage a complex transition with one or several other contract manufacturers and possibly suffer increased costs and partial loss of business.

Through the end of 2003, we relied on three separate contract manufacturers to produce our modules and modems. In October 2003 we decided to concentrate all manufacturing with a single contract manufacturer. We chose Solectron, a global electronics contract manufacturer, using its plant in Suzhou, China. In the second half of 2004 we completed concentrating the production of our modules and modems at this site.

Although we believe the use of a single contract manufacturer will help us to reduce costs and improve control over the manufacture of our products, the reliance on a single manufacturer increases the risk that we could encounter manufacturing or supply problems at some point in the future.

Using a single contract manufacturer, as opposed to using three as we did in the past, to assemble and test our products increases our control over product delivery schedules, quality assurance, manufacturing yields and costs. However, we are more dependent on this single supplier who assembles and tests our components and our products. They have other customers and may not have sufficient capacity to meet all of our supply, manufacturing, assembly and testing needs during periods of excess demand. They may experience financial difficulties, or delays or disruption to their production, or may fail to meet our specified requirements, notably our quality standards. In addition, a financial or political crisis in China, or a change in the political climate making China less receptive to foreign businesses, could also disrupt our supply of manufactured products or increase costs.

This choice to concentrate all the manufacturing on one contract manufacturer and in one location, as well as the decision to establish a broader commercial relationship with Solectron, made it necessary to substantially review the terms and conditions of the contractual relationship with Solectron. The manufacturing agreement is currently being renegotiated and should provide for termination in a strictly limited and precisely defined number of cases. In case of termination, a six-month exit management plan would be implemented to transition production back to Wavecom or to another contract manufacturer. However, the transition to another manufacturing arrangement would be complex and would require substantial management, as well as possibly financial, resources.

In the event any of the risks described above materializes and prevents us from delivering our products to our customers on a timely basis, we could lose a portion of our business temporarily or on a long-term basis, be subject to contract penalties and incur substantial costs to establish a new contract manufacturing relationship.

Our primary source of revenue comes from the vertical markets for wireless communications between machines, which are nascent markets. If these markets do not develop at the rate we anticipate, if we are unable to maintain or expand our share of these markets, or if intense competition drives down prices, we may not generate sufficient revenues to cover our operating expense base and therefore continue to operate at a loss.

In September 2004 we announced that our company would focus exclusively on the vertical markets for wireless communications between machines, targeting wireless applications in three areas: automotive, industrial

Wavecom Annual Report Form 20-F 2004          7

Back to Contents

and mobile professional applications. At the current time, there is limited independent research that confirms our expectations for growth in these markets. These markets have been developing over the past several years, with the latest independent research showing the global market reaching approximately 10 million units shipped for use in wireless-enabled machine applications in 2003. These estimates are based on our own market intelligence combined with some limited independent research. The applications to which we sell our products are extremely fragmented and no single sub- application shows signs that it will expand more quickly than the others. Therefore, the timing of the development of these markets, which will be critical for the success of Wavecom in the future, is not, at this time, well defined.

Based on annual sales and numbers of units delivered in 2004, we have a strong global position in the vertical markets for wireless communications between machines. However, our competitors include companies with substantially greater financial and commercial resources that we believe can invest heavily in our sector. It has been our experience that our competitors exert price pressure in the market and while we were going through our restructurings in 2004, our competitors may have increased their market share. We face a variety of competitors in the vertical markets both at the local and on the global level. If we are unable to maintain or expand our share of the vertical markets in both volume and value, our revenues may not grow at the rate we anticipate, or they may continue to decline.

In addition, it is possible that we could eventually face a situation in the vertical markets similar to that which we faced in the mobile handset market when prices for competing solutions decreased significantly and we were unable to continue to offer our products at competitive prices. If this risk, or the risks described above, were to materialize, both our revenues and earnings could stagnate or suffer declines. As a result, we may not generate sufficient revenues to cover our operating expense base, and we may therefore continue to operate at a loss.

Our sales and operating results could be adversely affected if the third parties on whom we rely for the supply of our components are unable to meet our supply or quality requirements.

We believe that a number of our suppliers are sole sources for key components. These key components are complex and difficult to manufacture and require long lead times. We work with our suppliers on a twelve-month rolling forecast basis and we currently believe that we have secured adequate supplies of components based on our production forecasts for the next twelve months. In the event of a reduction or interruption of supply, or a decay in quality, it could take several months before we could begin receiving adequate supplies from alternative sources. Supply interruptions could delay product shipments, causing our revenues to decline and operating results to suffer.

Quality issues, such as errors in our software, could result in significant losses to us or our customers and could result in damage to our reputation or product liability claims against us.

We may face quality issues affecting either the hardware or the software in our products. Software frequently contains undetected errors or failures, especially when first introduced or when new versions or enhancements are released. Several of our products rely on unproven or evolving technologies that may contain defects or other quality or performance problems. Despite testing by us and use by current and potential customers, errors might still be found in our products and product upgrades in the future. The occurrence of these errors could result in significant losses to our customers and in reduced market acceptance of our products. These developments could have a material adverse effect on our reputation, business, operating results and financial condition.

Our sales agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims due to unforeseen errors in software. It is possible, however, that the limitation of liability provisions contained in our sales agreements may not be effective under the laws of certain jurisdictions. Consequently, the sale and support of our products by us entail the risk of these claims in the future. We currently have limited insurance against product liability risks or errors and omissions coverage, and there can be no assurance that the current levels of insurance coverage are adequate or that additional insurance will be available to us on commercially reasonable terms or at all. A product liability claim or claim for economic loss brought against us could have a material adverse effect upon our business, operating results and financial condition.

The wireless communication market in which we operate is characterized by rapidly changing and increasingly complex technologies. If we are unable to keep pace with these new technology trends, our product offerings may not remain competitive and we may lose customers. On the other hand, if the changes in

8          Wavecom Annual Report Form 20-F 2004

Back to Contents

technology occur more slowly than we expect, we might have spent significant amounts of money to develop products that the market is not ready to buy.

The markets in which we sell our wireless solutions are regularly developing new types of products and new versions of existing products. To be competitive, manufacturers who purchase our Wismo modules and wireless modems for use in their end-products must satisfy market demand at market prices. To meet our customers’ needs, we must continuously update and enhance our products, shortening their life cycles so that they meet the latest standards and include up-to-date features for a wide variety of applications.

To develop these enhancements, new designs and technologies, we must spend time and significant amounts of money on research and development. These investments are generally made before commercial viability for the resulting products is ensured. In addition, some of our technology is forward-looking and offers functionalities which are significantly advanced compared to current market standards. Therefore, there are no assurances that we will achieve net positive earnings from our new products or that they will be commercially successful, particularly if we misjudge a market’s readiness for our products or miss a product life-cycle window. We may lose market share if our competitors, most of which are larger and have greater resources than we do, are more successful or faster than we are in updating and improving products and technology and timing product releases with market demand.

As the vertical markets for wireless communications between machines evolve, current or future market participants, including ourselves, may seek to consolidate their resources. As a result, we may be acquired; we may decide to acquire market-related assets or businesses; or we may be excluded from an industry consolidation. Each of these events could create significant financial and/or competitive stresses for our company.

As the vertical markets for wireless communications between machines evolve, current or future market participants may seek to consolidate their resources to create more competitive or commercially effective units. Such industry consolidation may lead to a bid for the acquisition of our business by another group, in which case our shareholders may not be able to benefit from our future long-term development. We may also conclude that we must acquire specific assets or businesses to reinforce our market position, which could lead to substantial indebtedness or dilution of our current share capital. It is also possible that we will be excluded from an industry consolidation, in which case our competitors may grow stronger and take increased market share. In light of the nascent nature of the vertical markets and our recent financial losses, we may be subject to financial and/or competitive stresses resulting from industry consolidation, and we cannot be certain as to our future position in the industry.

If the ecosystem for wireless-enabled communicative machines does not develop we may not find adequate markets for our products and thus not achieve our growth targets.

The ecosystem for wireless-enabled, communicative machines, consists of four main types of players. First are the technology providers, like us, who provide the core wireless technology using all major wireless standards. A category of value-added distributors and design houses play a role in conceptualizing, creating and designing end-products. Next come the manufacturers who also conceive, create, design and produce a broad range of wireless-enabled devices. Finally, there are the wireless network operators and virtual wireless operators which provide the “air time” to transmit data to end users. If any one of these players does not develop at the same pace as the others, the markets as a whole will have difficulty developing and may in turn keep us from reaching our growth targets.

Our profitability could be hurt if the prices of our key components increase or if they are no longer available.

Throughout most of 2003 and 2004 we experienced declining or stable prices for most of the key components we use in our products. It is possible that these trends could reverse and that we could see component prices increase. The hardware platforms that we sell are made up of components that are made by manufacturers other than us. If our suppliers decide to discontinue manufacturing specific components we may have to redesign our products, thus adding unplanned development costs. If either of these situations occur, our cost structure could change thus limiting our ability to maintain competitive pricing and making it more difficult to return to breakeven.

Wavecom Annual Report Form 20-F 2004          9

Back to Contents

We do not yet have our ISO quality certification. If we are not successful in obtaining this certification, we may have difficulty selling our products into certain vertical markets, such as the automotive market, which may require this certification from all suppliers.

During 2004 we officially embarked upon the process of obtaining the ISO quality certification. This is a long process which includes documenting and refining all of the major processes and controls employed by the company in its normal course of doing business. We anticipate obtaining this certification during 2005. If we are unable to obtain this certification we could face a barrier to entry into potentially important sub-markets involving automotive applications, which represent key target markets for our future development.

Fluctuations in the rate of exchange between our reporting currency, the euro, and the U.S. dollar can affect our net sales and costs.

Although the functional currency of Wavecom S.A. is the euro, a significant portion of our revenues and assets are recorded in U.S. dollars. At the same time, most of our components are purchased in U.S. dollars and a portion of our operating expenses is in U.S. dollars. The value of the euro increased significantly against the dollar throughout 2004. A further strengthening of the euro against the U.S. dollar could reduce our reported revenues and could negatively affect our reported operating and net results.

We incurred foreign exchange losses for 2004 of €578,000, for 2003 of €2.1 million and for 2002 of €10.8 million and we may incur foreign exchange losses again in the future. Beginning in January 2003, we put in place a program to hedge our currency risk through the use of forward contracts and put and call options covering expected net cash flows in U.S. dollars. The objective of this program is to minimize our risk, but we will never be able to eliminate the risk.

Our costs may increase or we may have to redesign our products if they infringe other companies’ intellectual property rights.

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

Our business could be hurt by the unauthorized use of our technology.

We rely on a combination of patents, copyrights, trade secrets, trademarks and proprietary information to maintain and enhance our competitive position. If we were unable to prevent a competitor from using our designs and techniques to produce competing products, our business would be adversely affected.

We need to attract, retain and develop key personnel who are skilled in our business and technology to remain competitive.

It is important to our success that we retain our highly skilled product development, sales, marketing and other key employees, and continue to attract and motivate additional skilled employees. We rely to some extent on independent contractors who work for consulting firms.

In October 2003 and January and September of 2004, we announced plans to restructure our business organization which resulted in significant headcount reductions throughout our company. If these headcount reductions are not sufficient we may be required to reduce headcount further. The result of these headcount reductions may make it more difficult for us in the future to attract and retain skilled personnel. If we fail to attract, hire or retain appropriately qualified personnel, we could experience delays in our research and development projects or our product roll-outs which could affect our ability to bring new products to market successfully or on a timely basis.

10          Wavecom Annual Report Form 20-F 2004

Back to Contents

Our current products contain amounts of lead which exceed the allowable levels to be considered lead-free. If we have not developed lead-free products for Europe by mid-2006, we may be prevented from selling our products into some geographic markets and we may lose market share.

The EU (European Union) has adopted directives that will come into effect in mid-2006 and which will prohibit the sale, within the European Union, of products containing hazardous substances, including lead, in excess of certain predetermined levels. Some non-European Union countries have already adopted or are considering adopting similar regulations. We are working toward decreasing the lead content of our products in order to reach levels that comply with the EU directives and anticipated regulations in our major markets. We expect to achieve this objective in 2006.

If, however our products do not meet the hazardous substance limitations when such limitations come into effect, we may be prohibited from selling our products in the European Union or in other markets that have similar restrictions. As a result, we may lose potential revenues. In addition, the process of designing our products to meet these restrictions may increase our development costs, thus reducing our profitability.

Our quarterly revenues fluctuate significantly and may affect the price of our shares and ADSs.

Our revenues and operating results fluctuate significantly from quarter to quarter. The many factors that could cause our quarterly results to fluctuate include:

•	any delay in our introduction of new products or product enhancements;

•	the size and timing of customer orders and our product shipments;

•	any delay in shipments caused by component shortages or other manufacturing problems;

•	the loss of a major customer or a reduction in purchases by a major customer;

•	a reduction in the selling price of our products;

•	customer responses to announcements of new products and product enhancements by our competitors; and

•	foreign exchange rate fluctuations, primarily between the euro and the U.S. dollar.

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

Our U.S. shareholders could suffer adverse tax consequences if we are characterized as a passive foreign investment company (PFIC).

If, for any taxable year, the portion of our income characterized as “passive” or of our assets that produce “passive” income exceeds levels established under U.S. federal income tax regulations, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are subject to U.S. taxation. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our shares or our ADSs. Depending on our operating results and balance sheet situation, we may be characterized as a PFIC for the year ended December 31, 2005, or for future years. See Item 10—Additional Information—Taxation—U.S. Taxation of U.S. Holders.

Adherence to technical requirements or legal regulations may increase our cost base and dilute our resources.

The implementation of new technical requirements, environmental or legal regulations, such as the Sarbanes-Oxley Act under U.S. securities laws, or the requirement to report in IFRS International Financial Reporting Standards instead of French GAAP, may require greater investment in and use of resources than have already been anticipated. This could ultimately place significant strains on our organization, increase our cost base and dilute our internal resources currently devoted to the general financial and reporting activities. If we are unable to comply with these new laws and standards in the mandated timeframes we may experience a loss of confidence by the market, a declining stock price and ultimately be assessed financial penalties for non-compliance.

Wavecom Annual Report Form 20-F 2004          11

Back to Contents

Item 4. Information on the Company

History of the Company

We were incorporated as a French société anonyme on June 28, 1993, for a duration of 99 years under the name of Wavecom, S.A. We are registered in Nanterre, France, registration number 391 838 042. Our headquarters offices are located at: 3 esplanade du Foncet, in Issy-les-Moulineaux, France, where our phone number is +33 1 46 29 08 00.

For a discussion of our new strategic orientation, see “Business Overview” below. For information regarding our principal capital expenditures, see “Business Overview—Capital Expenditures” below. For information on the restructurings carried out in 2004, see Item 5. Operating and Financial Review and Prospects—Background.

Business Overview

We are a global technology company that develops, markets and sells pre-packaged wireless solutions which can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Our highly sophisticated wireless solutions, which are sold as modules or modems that integrate software and hardware in miniature circuit board platforms, can be used for a wide variety of applications. We also provide our customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products. Our slogan—“You make it, we make it wireless”—succinctly describes our business.

With over ten years’ enterprise experience, we have developed a talented team of managers and employees who are focused on creating and selling these wireless solutions. Our engineering teams have highly specialized expertise and know-how in the development and integration of radio frequency designed circuitry and communications software. Our direct marketing and sales teams and extensive network of value-added distributors reach a large number of diverse customers and prospects throughout the world. Although we do not operate our own production facilities, our operations teams have acquired substantial expertise in producing and manufacturing pre-packaged wireless modules and modems through working closely with our contract manufacturing partner located in China.

Beginning in the first quarter of 2003, we experienced lagging sales in the mobile telephone handset market, which historically had been a major source of revenue. Decreasing sales in this market were due to our customers’ increasing technological competence and their desire to make their telephone handsets based on reference designs rather than modules. Our non-handset customers did not, however, pursue this policy because they did not have sufficient scale to justify the investment. In September 2004, we announced our decision to exit the mobile telephone handset market and to terminate silicon chipset development. This announcement included a plan to significantly reduce headcount. During 2004, we implemented a total of three separate restructuring plans and reduced global headcount by 40% from 863 employees and independent contractors as of December 31, 2003 to 516 as of December 31, 2004 (including 121 employees who are in their notice period who will no longer be employees as of March 31, 2005). See Item 5. Operating and Financial Review and Prospects and Item 6. Directors, Senior Management and Employees—Employees and independent contractors.

Having stopped future development for the mobile telephone handset market, we reformulated our business strategy to focus exclusively on wireless communications between machines. Under the direction of our new chief executive officer, Dr. Ronald D. Black, who joined the company in August of 2004, we put in place an organizational structure designed to reflect the change in the company’s strategic direction. This structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). Each of these regions is headed by a group vice-president who has responsibility for developing customer relations and managing the profitability of their region. The regions are supported from a product standpoint by marketing, research and development, operations (manufacturing), strategy and planning departments. From an administrative standpoint the overall company is supported by finance, human resources and quality departments.

Finally, we defined the three principal product applications on which we would focus as follows:

•
automotive applications, also know as telematics, where wireless modules can be used in cars and trucks for hands-free telephones calls, automatic emergency calls for theft or breakdown, real-time traffic information, en-route navigation, location-based services and other services such as vehicle performance using remote diagnostics and maintenance.

12          Wavecom Annual Report Form 20-F 2004

Back to Contents

•
Industrial applications, where wireless modules are used to collect data remotely and transform this data into useful management information. We are actively working with design houses and manufacturers of a wide variety of machines in developing more than 20 sub-applications such as utility meters, security and alarm systems, payment systems and vending machines, healthcare applications and vehicle fleet management, monitoring and tracking.

•	mobile professional applications, including PDAs (Personal Digital Assistants), wireless local loop networks and mobile computers.

For 2004, our total revenues amounted to €151.6 million, with sales in EMEA, APAC and the Americas representing 50%, 46% and 4% of total sales, respectively. In prior years, sales in the APAC region, which included substantial sales to Asian mobile telephone manufacturers, represented a substantially higher proportion of total revenues. For further information on our recent results and the impact of our exiting the mobile telephone handset market, see Item 5. Operating and Financial Review and Prospects.

The market for wireless communications between machines

The market for machines with wireless communications capabilities, which we call the “vertical markets”, is a developing business sector. Based on our own internal data and independent research, principally from ABI Research (2003), we estimated the global size of the vertical markets to be approximately 10 million units (wireless enabling devices) delivered in 2003. We believe that the global size of the vertical markets should continue to expand in the coming years as the usefulness of wireless-enabled machines is recognized for increasingly diverse applications.

Factors favorable to the growth of the vertical markets

We believe that wireless operators are beginning to look beyond consumer voice applications to develop the market for wireless-enabled machine communications. Major wireless network operators in Europe, the United States and Asia have begun offering fee schedules and, in some cases, service packages for data transmission between machines. We are also seeing the emergence of virtual operators who purchase and re-sell air time from the network operators mainly for data communication.

Other trends we see emerging that could help the expansion of the vertical markets include:

•	increasing demands for wireless products in the security/alarm sector,

•	an aging population is creating a niche market for wireless health applications, and

•	utility de-regulation, resulting from environmental protection, is opening up the metering market.

Finally, we believe that the longer-term emergence of new technologies and standards designed to treat large volumes of data transmission, such as EDGE (Enhanced Data GSM Environment) and W-CDMA (Wideband CDMA, also referred to as third generation or 3G) will encourage further growth in the market for wireless-enabled machines by permitting new applications.

Growth also depends on the contribution of different types of market participants

The development of the vertical markets has resulted from the contribution of four main types of market participants in the creation of an ecosystem including:

—	technology providers, like us, who provide the core wireless technology, including hardware and software compatible with wireless transmission standards;

—	value-added distributors and design houses, who play a leading role in conceptualizing, creating and designing wireless-enabled products;

—	end-product manufacturers, who conceive, design and manufacture wireless-enabled products; and

—	wireless network operators, who establish and operate wireless transmission networks.

The vertical markets’ future expansion depends on each of these market participants developing and providing the products, services and support needed to enable further growth.

Wavecom Annual Report Form 20-F 2004          13

Back to Contents

Vision and strategy

When faced with a broad range of technical, commercial and regulatory hurdles to overcome, many manufacturers of wireless-enabled machines choose not to develop the core wireless technology themselves, preferring to call on external specialists, like us, to supply them with the essential wireless telecommunications technology. This allows them to concentrate their expertise and resources on designing and manufacturing their core products. As the market for wireless-enabled machines grows in size and sophistication, our customers want not only high quality modules, but increasingly demand additional services such as customization (unique capabilities), technical support, efficient supply chains and new application software.

To best serve these changing customer requirements, we believe the optimum market position for us is to leverage a combination of product and customer service leadership. For us, this means exploiting our strong engineering culture of innovation, and re-engineering our business processes around our customers. We believe that we already have strong customer care and application engineering teams focused on our customers, and from a product standpoint we have software technologies such as Open AT that offer highly effective ways to customize their end-products.

In keeping with our decision in September 2004 to exit the mobile telephone handset market, our business strategy going forward is to:

•	Work closely in collaboration with customers and commercial partners throughout their entire product development cycles;

•
Increase our share in the emerging automotive, industrial and mobile professional applications by offering a range of state-of-the-art solutions specifically targeting key customers within these businesses;

•	Focus our research and development efforts on the core elements of wireless technology: operating system software, hardware integration and application software customization;

•
Develop our three key geographic markets through the establishment of strategic commercial relationships such as with our distributor network and targeted geographic markets including the Americas, U.K., India, Australia, Eastern Europe, Japan, Korea and Southeast Asia; and

•	Develop our services offering to facilitate ongoing integration of wireless capabilities in our customers’ applications.

Currently targeted product applications

As a result of our strategic shift away from the mobile telephone market announced in September 2004, we now focus on three principal types of product applications in the vertical markets. Each of the vertical markets has numerous sub-applications due to the diversity of potential uses.

•
Automotive applications, also referred to as telematics, combine wireless digital telecommunications with GPS (Global Positioning System) technology giving our primary customers for these applications, dashboard integrators, the ability to offer wireless communication to car manufacturers. The combination of these technologies gives end-users and car manufacturers new functionality. End-user functionalities include: making hands-free telephone calls from the car; automatically placing emergency calls in case of accident, theft or breakdown; obtaining real-time interactive on-road traffic information; en-route navigation; and locating nearby shops and places of interest while traveling.

From a car manufacturer’s standpoint, with wireless-equipped vehicles they can establish a direct link with the car’s end-user. The use of remote diagnostics facilitates and reduces costs for regular checkups, recalls or calls for part updates.

•
Industrial applications use wireless technology to collect data remotely, via wireless operator networks and transform this data into useful management. Current and potential applications exist in more than 20 separate sub-applications, among them: utility meters; automatic teller machines; vending machines; security and alarm systems; and payment systems. This market is made up mainly of enterprise customers where use of wireless functionality will address two main objectives: reducing operating costs and improving overall operating efficiency by providing

14          Wavecom Annual Report Form 20-F 2004

Back to Contents

managers with real-time, usable sales and service statistics. Finally, the combination of wireless communication with GPS technology allows for effective vehicular fleet management. Specifically, with this technology, transport companies can easily monitor and track the location of their trucks, taxis or other vehicles.

Wireless-enabled tracking devices have also proved to be useful for toll collection projects in geographic regions that do not already have an infrastructure of physical toll collection points installed on their motorways.

•
Mobile Professional applications include PDAs (Personal Digital Assistants), mobile computers, and wireless local loop (WLL) applications. We provide solutions to wireless PDA and mobile computer manufacturers which are designed in most cases to address the enterprise market. Our solutions are also used by WLL manufacturers of wireless desktop phones and wireless public pay phones, especially in regions where telephone network infrastructure is overburdened, obsolete, inexistent or does not provide sufficient capacity to handle demand. WLL technology involves the use of a wireless link to replace copper cable for so-called ‘last mile’ telecommunications network connections — between the customer and public switched telephone network (PSTN) infrastructure. These applications use our expertise in both voice and data transmission.

Our products and services

Our products are sold as pre-packaged wireless modules, known as WISMOs (Wireless Standard Module), and wireless modems. They consist of miniature hardware circuit board platforms with embedded software.

Our wireless solutions are flexible, (i) offering software development tools and architecture that allow customers to customize their own products and (ii) a variety of hardware platforms that meet diverse memory and physical size requirements. We believe that we are currently the only producer that offers interchangeable modules with identical shape and dimensions for both GSM/GPRS and CDMA standards. This interchangeability gives our customers extended flexibility by eliminating the need to significantly redesign the same product for different transmission standards. With respect to software flexibility, our open software development environment is available for all of our GSM/GPRS products and allows customers to embed their own software into our modules, thus making them easy to customize. This flexibility reduces our customers’ design and production costs by eliminating the need for other external components such as processors and power management units.

Hardware platforms

We currently offer two types of wireless enablers in four hardware platform lines: WISMO Quik modules and WISMO Pac modules and Integra modems and Fast Track modems. Our WISMO modules are marketed as components and are most often used by manufacturers with a view to integrating them into a wide variety of end-products. Many of our WISMO modules have been designed and built to hold up under adverse climatic or other harsh conditions, like extreme vibrations, making them attractive particularly for the automotive industry. Our modems, which are marketed as finished products, are usually purchased by customers who want ready-to-use, wireless communication solutions when small size is less important. Modems provide our customers with more immediate access to wireless technology. Often customers will begin using the higher-priced modem solution and then develop their product design to enable them to migrate to lower-priced modules.

•
WISMO Quik: a family of modules specially conceived for use in manual production assembly processes for each of our currently targeted product applications. A new quad-band module in the WISMO Quik series is scheduled for launch in the second half of 2005. Our line of WISMO Quik modules currently include:

•	Q26, lead-free series of quad-band, compact modules targeting all of our applications was launched in March of 2005,

•	Q24 series of dual-band modules for use in all of our applications, targeted to be lead-free by 2006,

•	Q2501B, single dual-band module design that combines GSM/GPRS with GPS (Global Positioning system), and

Wavecom Annual Report Form 20-F 2004          15

Back to Contents

•	Q3106A, single dual-band module designed for wireless PDAs and Mobile Computing applications.

•
WISMO Pac, a quad-band module specially adapted for automated production processes, serving our mobile professional market and specifically targeting wireless PDA (Personal Digital Assistant) and mobile computer end-products.

•	FASTRACK, a modem designed for voice and data transmission applications, and fax and messaging applications (short messages). This ready-to-use solution can be plugged directly into a computer.

•	INTEGRA, a highly compact, ready-to-use modem designed to be easily incorporated on the circuit board, making it ideal for applications where small-size is critical.

Software

We have developed an extensive range of software suites adapted to meet our customers’ various applications. These suites allow for the customization of virtually any end-product. Our customers choose from the software menu which specifically addresses functions and features that will be embedded in the product. Our open software environment development tools allow customers to easily develop and embed applications directly on hardware platforms.

Our solutions run on a variety of operating systems including our own. We announced the launch of the latest version of the Wavecom operating system, O.S. 6.60 in March 2005.

Two types of key features are available:

OPEN AT is dedicated to all three of our currently targeted product applications. Open AT enables our customers to embed applications directly on to our WISMO hardware platforms, eliminating the need for any external processor and associated memory, and reducing both development costs and time-to-market. In February of 2005 we launched Open AT version 3.0 which offers a number of addition customization features.

TCP/IP Package is the internet application protocol stack. This software makes any customer application internet protocol-ready, allowing access to the internet and e-mail servers, without any additional development work. This software offer is designed specifically for use in the communication between machines and is based on either the customers’ own AT commands or our Open AT commands.

Because our software is embedded in the hardware platforms and sold with the modules and modems as part of our pre-packaged solutions, it does not represent an independent source of revenue.

Services

We believe that the complete, personalized service that we provide to our customers is a critical factor in our customers choosing us as a supplier, and one of our principal competitive advantages. Our assistance and technical support services are intended to allow our customers to complete their product development and manufacturing phases swiftly and to move quickly to volume production. We provide our customers with an evaluation kit with which they can carry out technical feasibility studies for their future products.

The direct customer contact that comes from providing these services also helps us to anticipate our customers’ plans for future product development and enables us to better understand the evolution of our product applications.

Our services include:

•	Design assistance and support;

•	Development of application-specific software;

•	Field testing and validation, including assistance for obtaining a product’s complete certification in those countries where certification is required;

•	Supply of test software and tools for monitoring production;

16          Wavecom Annual Report Form 20-F 2004

Back to Contents

•	Assistance with the production process; and

•	Customer training in the optimal use of our solutions, accompanied by instruction manuals.

We have developed our own offer for download over-the-air (DOTA) services. These services use Wavecom’s proprietary intellectual property, and are available in our modules. These services allow our customers to update software which is embedded in their wireless devices via radio transmission, without the need to retrofit the hardware platforms installed in the end-users’ devices. This process is expected to be extremely cost-beneficial for the customer, and we believe that it should create a new source of revenue for us in the future. This DOTA feature is made possible through our Open AT software architecture.

Marketing and Sales

We use both direct and indirect sales channels, as well as strategic commercial partnerships, to sell our various wireless technology solutions.

Our direct sales and marketing teams, which include a total of approximately 70 sales people, field test engineers and marketing professionals are based in our three primary geographic regions: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North America and South America). Our indirect sales channel of distributors, built over the past eight years, helps us to promote our products and services worldwide. This distributor network, made up of specialists in electronic components that we train and develop, allows us to reach a large number of very diverse customers and prospects throughout the world. Finally, as part of our development strategy for the vertical markets we join in strategic relationships with businesses that currently, or may in the future, occupy key roles in the development of wireless communications and the vertical markets. For example we have co-marketing agreements with Orange, the wireless operator, and IBM in Europe.

Customer base

Our current customer base, with whom we have both direct and indirect relationships, is numerous and highly diverse. This, we believe, has led to a revenue stream that is much more stable than in the past when much of our revenues depended on a small number of Asian telephone handset manufacturers.

The chart below shows our top 10 customers for 2004.

Rank	Customer type	% of total 2004 revenues

1	Distributor	12%
2	Distributor	11%
3	Direct – Handset Manufacturer	11%
4	Direct – Vertical Applications	6%
5	Direct – Vertical Applications	6%
6	Direct – Vertical Applications	6%
7	Direct – Vertical Applications	4%
8	Distributor	3%
9	Direct – Handset Manufacturer	2%
10	Distributor	2%

Total of top ten customers in 2004		63%

Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly vertical applications.

Notwithstanding the fact that our current customer base is fairly balanced and diverse, we have in the past experienced some concentrations among our most important customers. If a particular customer develops a product that meets with substantial success, it is possible that sales to a single customer could rapidly begin to represent a particularly significant portion of our revenues.

Research and development

In order to remain at the forefront of fast-paced technological developments and increasing customer requirements in each of our markets, we make sizeable investments in research and development. The intellectual property developed by our research and development teams is integrated into our proprietary solutions.

Wavecom Annual Report Form 20-F 2004          17

Back to Contents

	Research and Development Expenditures

	2000	2001	2002	2003	2004

	In millions of euros
Expenditures	€16.1	€32.6	€64.1	€62.1	€47.1
As % of total revenues	25%	10%	12%	23%	31%

As of December 31, 2004 our research and development team included more than 224 staff (salaried employees and independent contractors), representing nearly 43% of our worldwide workforce. Following completion of our restructuring plans we expect that our research and development team will consist of approximately 151 employees and independent contractors worldwide and make-up approximately half of the worldwide workforce. The majority of our research and development teams are based at the company headquarters in Issy-les- Moulineaux, near Paris, with smaller, specialized teams in Hong Kong and San Diego. Through these local teams, we can react to our customers’ specific development needs quickly and efficiently.

We offer our customers specialized expertise and more than ten years’ experience in the wireless sector. Our technological know-how has enabled our customers to successfully develop innovative products and penetrate local, regional and global markets with a variety of applications.

Our research and development department is organized in a matrix structure with two line teams (hardware and software) and one program team. In order to maintain and improve the quality of our final products, a validation unit is also now part of the research and development structure. This matrix structure allows us to keep core resources permanently allocated to critical hardware and software development specifically addressing issues in all three of our target applications. We believe that this structure is optimal since it 1) ensures consistency of technical solutions, 2) maximizes reuse of research and development for new products and applications, and 3) ensures uniformity of tools and methods. Research and development teams work on developing new products for each target market; expanding the existing product ranges; and integrating all of the latest telecommunications standards required by our customers, including GSM, GPRS, CDMA and, in the future, EDGE and W-CDMA.

In September 2004, in conjunction with our decision to exit the handset market, we closed our proprietary silicon chipset design activity. As a result, a number of engineers based primarily in Hong Kong and France who specialized in handset development and silicon chipset design were part of the headcount reductions. Given the importance of our software expertise, we have maintained our software teams completely intact.

Manufacturing

We do not own or operate any production facilities. We have chosen to outsource the entire production process to an electronic manufacturing specialist in order to benefit from use of their high-performance factories and equipment without the need for massive capital investments. This allows us to focus our resources on customer service, research and development, product design, quality control, and marketing.

Our contract manufacturing partner and relationship

Through the end of 2003, we relied on three separate contract manufacturers to produce our modules and modems: Solectron in Romania, Elcoteq in China and Thales in France. In an effort to achieve manufacturing efficiencies and enhance our competitive position, in October 2003 we made the decision to concentrate all of our outsourced manufacturing with one contract manufacturer, Solectron, using its factory in Suzhou, China. We began the transition to concentrate manufacturing in the first quarter of 2004 and most of this transition was completed by the fourth quarter of 2004. The remainder is expected to be complete during the first half of 2005.

The establishment of a broader commercial relationship with Solectron as our sole manufacturing supplier has enabled us to work more closely in the development of key industrial processes and in the provision of new customer services, such as logistics, maintenance, technical support, design services and the launch of new products.

Although we intend to use Solectron as the sole manufacturer of our module and modem products, we believe that we have the ability to add additional suppliers on relatively short notice should Solectron be unable to meet all of our product or capacity requirements. For a discussion of the risks related to the use of a single contract manufacturer, see Item 3. Key Information—Risk Factors.

18          Wavecom Annual Report Form 20-F 2004

Back to Contents

Component supply

Under the commercial agreement with Solectron, the responsibility for component supply lies with the contract manufacturer, although most major component prices are negotiated directly with suppliers by our purchasing department. Should we reduce or discontinue the manufacture of our products or modify their design in terms of components, the contract manufacturer can invoice us for the cost of the components which are no longer of use. Procurement of components by our contract manufacturer is driven by our forecast for finished products. Usually the components are ordered two to four months before they enter into the production process. During 2004, following our decision to exit from the handset business we were left with some excess component stock, most of which was written-off in the third quarter of 2004. Through our contract manufacturer, we order components for our products from microchip producers, including Philips, Toshiba, Intel, ST MicroElectronics, Silicon Labs, Skyworks and RF Micro Devices, Qualcomm. Non-standard components are based on our designs and are produced exclusively by Atmel.

Quality control and ISO certification

Our contract manufacturer, Solectron, located in China is ISO-certified according to standards ISO/TS 16949 and ISO 14000. Our specifications also require that our component suppliers be ISO-certified. Using ISO-certified suppliers helps us in ensure the quality of the products we sell. We also own and manage all of the test devices and equipment used on site at the contract manufacturer to ensure that our products satisfy our quality standards.

In early 2004, we started the process of obtaining our own ISO certification. By the end of 2004 we began the implementation phase of the project which impacts the entire company. We anticipate receiving our certification in 2005. Completion of this certification program remained a major priority for us even as we underwent several restructurings during 2004, including significant headcount reductions.

The project integrates the needs for controls, as defined by a separate project for internal control (pursuant to S.E.C. regulations under the Sarbanes-Oxley Act) and encompasses all activities that need to be controlled and monitored. We considered it to be essential that our ISO certification project and the project for internal control be consistent with each other. We furthermore wanted all employees to fully understand the processes we employ and how each department interacts with other departments throughout the company. Putting a process like this in place ensures a smoother and easier way to understand process flows and to identify critical control points.

Our ISO project is the first step in improving the way we work. At the end of 2004 we also launched a CMMI (Capability Maturity Model Integration) and SPICE (Software Process Improvement and Capability dEtermination) project in order to improve the overall processes for creating software, which is an important part of our product offer.

Backlog

At December 31, 2004 our product backlog amounted to approximately €32 million. Orders for vertical applications, including wireless PDAs, made up 90% of this backlog. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year. Since we announced our exit from the handset market, we have implemented new terms with our handset customers that mitigate our financial risk. These terms include the opening of letters of credit or making deposits or advance payment, for firm, non-cancelable purchase orders three months in advance. Payment terms vary with our vertical market customers, who generally place purchase orders 2 to 3 months in advance. Our backlog may vary significantly from time to time depending upon the effect of seasonality on our customers’ business and their levels of inventory, the availability of necessary components, and the capacity of our suppliers and subcontractors to satisfy our orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

Competition

Following our announcement in September 2004 to exit the handset market, the competitive landscape we face changed significantly. We no longer compete with semiconductor component manufacturers. We now compete exclusively with wireless module and modem producers such as Siemens, Sony Ericsson, Sagem, Motorola and Kyocera. We also compete with some local producers in the Chinese market, mainly Simcom, and in the U.S. market with Sierra Wireless and Enfora.

Wavecom Annual Report Form 20-F 2004          19

Back to Contents

Many of our competitors are considerably larger and more diversified than we are and consequently, they also often compete with their own customers in some end-product markets. We are an independent company, exclusively focused on supplying wireless-enabling solutions to the vertical markets. We are unique among most of our competitors since we develop our own software whereas our competitors typically outsource software development. With more than 20 million modules already sold, our products are field-proven wireless technology solutions for vertical markets. In addition, our products include essential intellectual property rights protection.

Our ability to remain competitive in the long term depends significantly on the price, quality, availability and performance of our own products and services. In addition, we must continue to bring new products to market that respond to our customers’ needs for new hardware platforms, software applications, customer services and technical support.

Intellectual property

Our intellectual property strategy involves two critical dimensions: establishing, defending and exploiting proprietary intellectual property developed by our own engineering and research and development teams, and obtaining licenses to third-party intellectual property essential to the development, sale and operation of our wireless communications devices. We have also established policies to promote the development of new patents within Wavecom.

Protection of our proprietary intellectual property

We currently hold 84 French patents expiring at various dates beginning in 2015. We also have 116 extensions of some of our patents in other jurisdictions including the USA (twenty), China (eighteen), Hong-Kong (eight), Japan (nine), Korea (nine), Russia (seven), India (seven), Brazil (four) and Mexico (one). In addition, we have initiated 42 “PCT” (Patent Cooperation Treaty) extension procedures that should lead to further extensions of some of our patents in specific jurisdictions.

We have registered trademarks or filed applications for such registration for “WAVECOM”, “WVCM”, “WISMO”, “WISMO WITHIN”, “MUSE Platform” and other trademarks in France. We have also registered these trademarks or filed applications for such registration in certain other jurisdictions.

All of our employment agreements contain provisions intended to protect our trade secrets by forbidding the unauthorized disclosure of confidential information. Our independent contractors are required to enter into confidentiality agreements that also assign us rights to inventions they make while engaged by us. We have also entered into non-disclosure agreements to protect our confidential information delivered to third parties in conjunction with possible collaborations and for other purposes.

Promoting patent development within Wavecom

In October 1999, we established an employee patent incentive program designed to recognize employee-inventors and to encourage employee-inventors to sponsor patent applications. The patent incentive program provides employees who have developed an invention in the course of their employment with a bonus if and when we file a patent application. A second bonus is paid based on the effective commercial exploitation of the patent within five years after the filing of the patent.

To further promote a “patent spirit” and to encourage and organize the development of patents within the company we created a patent committee in 2003. This committee is led by our Chief Technology Officer. Its activities include: assistance in the review and evaluation of invention proposals, recommendations on such issues as technical merit, patentability and commercial potential of an invention, and support to assure that the patent or other intellectual property rights are adequately protected by Wavecom.

Mandatory licensing policy of the European Telecommunications Standards Institute

The European Telecommunications Standards Institute (“ETSI”) has a policy that allows owners of intellectual property rights to notify the ETSI of the intellectual property rights which they believe are essential to the use or operation of GSM/GPRS-based equipment. Once an owner gives notice of such a right to ETSI, the owner must grant irrevocable licenses to third party developers, manufacturers or distributors on terms and conditions that are fair, reasonable and non-discriminatory.

20          Wavecom Annual Report Form 20-F 2004

Back to Contents

We believe that most of the patents which are important to us and owned by other parties have been disclosed by the owners to ETSI and are therefore covered by ETSI’s mandatory licensing policy. These include patents of Motorola, Siemens, Philips, Nokia, Ericsson, Mitsubishi, NEC, and Alcatel. However, some owners of GSM/GPRS-related patents, including patents covering intellectual property which may be required for the development, production sale or use of our products, may not have notified them to ETSI.

Our agreements for cross-licensing, patent non-assertion and licensing

In order to produce and market our GSM/GPRS-based Wismo modules and wireless modems, we must assess whether licenses from third-party patent owners are required. Because of the rapid technological development and intense competition in our industry, there may be a substantial number of patents to consider and it is difficult to identify all those which may have an impact on our products.

At this time, we have cross-licenses or licenses (or have non assertion agreements providing a similar effect) to use the GSM/GPRS-essential patents of Motorola, Siemens, Philips, NEC, Alcatel, Nokia, Ericsson and Mitsubishi, and we are currently negotiating licenses or other arrangements with other patent holders. As we identify other potentially essential patents, we may need to enter into additional license agreements. Should we fail to identify all patents needed to produce and sell our products or to obtain the required license agreements, we could be found to have infringed the patent rights of third parties. In addition, as new digital transmission standards develop, we will have to acquire additional licenses for new essential patents.

We have entered into separate cross-licensing agreements with Motorola Inc. (January 1999), Philips N.V. (September 2001), Siemens AG (January 2002), Nokia Corporation (December 2003) and Ericsson (July 2004). Under each of these agreements, our counterparty has granted us a license to use GSM/GPRS essential patents that it owns or develops for the GSM/GPRS standard in consideration for our payment of either (i) a fixed fee covering all past and future royalties due, (ii) a fixed fee covering past royalties due and a royalty based on each GSM/ GPRS product we sell in the future or (iii) a royalty based on each GSM/GPRS product we sell in the future. In addition, under each of these agreements, we have granted our counterparty a free or royalty-bearing license to use GSM/GPRS essential patents that we own or develop for the GSM/GPRS standard. These agreements generally remain in effect for so long as the licensed GSM/GPRS essential patents remain in force.

We have entered into separate patent non-assertion agreements with NEC Corporation (November 2002) and Mitsubishi Electric Corporation (June 2004) (our “non-assertion counterparties”). Under each of these agreements, our non-assertion counterparty has agreed not to assert any of their GSM/GPRS essential patents against us, our affiliates, manufacturing partners or customers, in consideration for our payment of a fixed fee covering past royalties due and a royalty percentage based on each GSM/GPRS product we sell in the future. In addition, under these agreements we agree not to assert any of our GSM/GPRS patents against our non-assertion counterparties, their affiliates, manufacturing partners or customers, and to grant a nonexclusive, royalty-free and worldwide license to our non-assertion counterparties and their affiliates under all or a limited number of WAVECOM patents issued in relation to a specified telecommunication standard. These agreements remain in effect until the expiration of the last patent subject to the agreement or cessation by Wavecom or its non-assertion counterparty of its manufacturing activity.

In May 2003, we entered into a license agreement under which Thomson Licensing S.A., as exclusive agent for Alcatel, granted us a license to use GSM/GPRS essential patents that Alcatel owns or develops for the GSM/GPRS standard until December 31, 2008, in exchange for our payment to Thomson of a fixed fee covering all past and future royalties due.

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

Capital Expenditures

Our capital expenditures relate primarily to the purchase of laboratory, testing and computer equipment, principally at our headquarters in France and at our contract manufacturer’s production facility. Total expenditures on property and equipment were €27.3 million in 2002, €11.4 million in 2003 and €2.6 million in

Wavecom Annual Report Form 20-F 2004          21

Back to Contents

2004. All capital expenditures in 2002 were internally financed from cash reserves. In 2003 and 2004, we also used long term capital leases to finance our computer infrastructure equipment.

Corporate Information, organizational structure

We are the parent company and 100% owner of the following subsidiaries:

Wavecom Asia Pacific Limited, Hong Kong, People’s Republic of China (99.99%),

Wavecom Inc., San Diego, California, United States and

Wavecom Deutschland GmbH, Darmstadt, Germany.

We are also 100% owner of the following subsidiaries which are dormant or have limited activity:

Wavecom Korea Co., Ltd., Seoul, South Korea,

Wavecom Northern Europe, Ltd, Guilford, United Kingdom and

Arguin Inc., San Diego, California, United States.

Wavecom S.A. is the headquarters and decision-making center and manages the subsidiaries listed above. It also performs an operational role for the distribution of Wavecom products in Europe, Middle-East and Africa. The two principal subsidiaries, Wavecom Inc. and Wavecom Asia-Pacific, Ltd. are responsible for distribution of products in their respective regions supplied by Wavecom S.A. The three other subsidiaries, Wavecom Korea Co., Wavecom Deutschland, Gmbh and Wavecom Norther Europe, Ltd. serve as agents.

Property, Plant and Equipment

Our headquarters are located in Issy-les-Moulineaux, a suburb of Paris, France, where we occupied approximately 10,000 square meters of leased office facilities as of December 31, 2004. During 2004, we vacated office space in buildings in Issy-les-Moulineaux and in Rennes. We terminated the leases of these premises by either finding new tenants or by paying indemnities to the landlords. We also currently lease office space in San Diego (United States), Hong Kong (China), Seoul (South Korea), Taipei (Taiwan), Darmstadt (Germany) and Beijing (China).

Environmental Issues

Since we do not operate any factories or production facilities, the environmental impact directly related to our activity is essentially limited to consumption of resources and disposal of waste at our administrative and commercial offices, where we are in compliance with local laws and regulations relative to environmental protection. We therefore do not believe that, at this time, we have any significant environmental risk related to activities directly managed by us.

In 2005 we introduced the Wismo Quik Q26 series of compact modules, which we expect will be certified lead-free according to the European Union’s RoHS (Restriction of Hazardous Substances) lead content standards. We are migrating all of our products to lead-free certification and by 2006 we expect that all of our products will be certified lead-free according to the RoHS standards.

Risk Management and Insurance Coverage

Risk Management

The Risk Management function has now been delegated to the Risk Committee. The Risk Committee provides assistance to the CEO and the Board in fulfilling their overall responsibility to monitor the risks the company may face.

Sub-contracting related risks

Although we outsource our production, we encourage our contract manufacturers to put in place practices that safeguard the production processes. These practices include measures designed both to prevent the occurence of loss and to minimize the losses should an adverse incident occur. Our objective is to transfer to our sub-contractors, to the greatest extent possible, all exposure to loss in connection with the work they perform for us. The level of risk transferred to the sub-contractor is based upon a number of factors, including the following:

•	the general business practices of the parties and the industries involved, and

•	the parties’ respective ability to financially assume and control the potential loss.

22          Wavecom Annual Report Form 20-F 2004

Back to Contents

When we made our decision to work with a sole contract manufacturer in China, for example, we worked with the manufacturer to prepare a joint Business Continuity Plan that allocated certain risk management obligations and risks to our company and others to the contract manufacturer.

Contractual Risks

When major contracts are being negotiated, our Group Legal Director is involved with the operational team in order to evaluate and limit the contractual risks to our company and to confirm that the appropriate type and amount of insurance is in place.

Insurance coverage

In collaboration with one of the main French insurance brokers, we have entirely renewed our insurance program from 2003 to 2004 and it has been substantially renewed again for 2005 as required, given contractual renewal dates. The level of insurance coverage is substantially identical to the previous program. Particular attention is paid to the quality of our insurers and we only rely on insurers having a rating between A and AAA. Our annual insurance budget is around €1 million. It should be noted that our insurances coverage is denominated in U.S. dollars.

We determine the level of insurance coverage required by evaluating the major risks, coverage availability and cost. Our insurance policies include the following coverage levels, subject to specified limitations such as deductibles that vary from case to case from €10,000 to €150,000:

•	property damages and related loss of income, up to a maximum of €50 million per claim and per site;

•	general civil and product liability, up to €5 million per claim with post-delivery claims covered up to an aggregate per year of €30 million; and

•	directors’ and officers’ liability.

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

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this annual report. Our consolidated financial statements and our quarterly financial results included in this discussion have been prepared in accordance with U.S. GAAP. Financial information for the year ended December 31, 2003, has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on February 28, 2005 (see Item 15. Controls and Procedures). This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Critical Accounting Judgments and Estimates

We have identified the most critical accounting principles upon which our financial situation depends and that involve the most complex or subjective judgments and estimates. Our judgment used to determine the appropriate assumptions and to make estimates is based on our historical experience, terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources. We believe that our most critical accounting estimates are:

•
Provision for warranty services: We provide for the estimated cost of product warranty service at the time the revenue is recognized. While we have put in place extensive product quality programs and processes, our warranty obligation is affected by product failure rates, our ability to repair defective products and service delivery costs incurred in correcting a product failure. Should

Wavecom Annual Report Form 20-F 2004          23

Back to Contents

actual product failure rates, repair rates or service delivery costs differ from our estimates, revisions to the estimated warranty accrual would be required.

•
Provision for royalty payment for intellectual property rights: Our products are designed to conform to wireless industry standards which are based on certain patented technologies that we use. We have concluded license agreements with a number of GSM/GPRS patent holders, under which we pay royalties. We are in the process of negotiating with other patent holders. We record a provision for royalty payments that we estimate will be due to these patent holders once we conclude license agreements with them. The provision is based on a percentage of consolidated product revenues and is recorded at the time revenue is recognized. Should the actual royalties to be paid under license agreements differ from our estimates, the royalty provision would have to be revised.

Both of these provisions have an impact on the determination of cost of goods sold. Both are recorded in “other accrued expenses” on the balance sheet and are described more fully in the footnotes to our annual consolidated financial statements.

•
Provision for obsolete inventories: We provide for the estimated loss of value of obsolete inventories at the time that such inventories are identified as being at risk of obsolescence. Changes in this provision have an impact on the determination of cost of goods sold. In determining the risk of obsolescence for components, we review the estimated need for the components based on current sales and production forecasts and take into consideration any planned changes in the architecture of our products which would cause components on hand to become obsolete. The risk of obsolescence of finished goods is analyzed based on current sales forecasts, as well as announced “end-of-life” decisions, which could accelerate the obsolescence of such products. Should actual sales or production patterns differ from our forecasts, revisions to the provision for obsolete inventories would be required.

•
Other accruals: Under U.S. GAAP, loss contingencies are recognized in accordance with SFAS 5, Accounting for Contingencies. Liabilities are accrued when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Management makes these estimates primarily with the analyses of internal specialists, if available, or with the support of outside specialists, such as actuaries or legal counsel. Revision of management’s estimates of these loss contingencies may significantly affect future operating results.

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

International Financial Reporting Standards (IFRS)

In July 2002 the European Commission adopted a directive that will require European companies whose stocks are traded on the public market (Euronext, for example) to publish their consolidated financial accounts under IFRS (International Financial Reporting Standards). In compliance with this regulation, which took effect on January 1, 2005, we will begin publishing our consolidated financial statements in IFRS, rather than in French GAAP, starting with the first quarter results for 2005. We will continue to publish our financial statements in accordance with U.S. GAAP as well.

Background

The wireless communication sector in which we operate is extremely fast-paced and dynamic, with many types of competitors, both large and small. In 1997 we introduced our module product called the WISMO to address wireless applications for both PCDs (Personal Communications Devices) and vertical applications including automotive, industrial and mobile professionals. Until 2003, PCD applications, with sales primarily to

24          Wavecom Annual Report Form 20-F 2004

Back to Contents

Chinese and Korean wireless telephone handset manufacturers, were the main revenue driver for our entire business.

By the end of 2003 the demand for our module products from our Asian handset customers had declined significantly, and compared to 2002, our total revenues for 2003 dropped by 50.0%. Our primary customers, Chinese and Korean telephone handset manufacturers, had acquired the ability to design their products around chipset reference designs at considerably lower costs. As a result, they no longer required our modules. To meet this competitive challenge, we developed a “reference design-type” silicon chipset solution in 2003 and began mass production in 2004. This product, however, came to the market too late to effectively regain business we had lost from our Asian handset manufacturers. In addition, although its cost structure was lower than the module solution, our new product still resulted in higher costs for our customers than with the products of our semi-conductor competitors. We were therefore unsuccessful at attracting new orders from handset manufacturers, and we continued to lose market share at our main customers. We announced a first restructuring plan to concentrate all production with one manufacturer in October 2003. Total company revenues declined a further 45% from €275.6 million in 2003 to €151.6 million in 2004.

In early 2004 we put a new organizational structure in place to position us to take advantage of market changes. The key pillars of Wavecom’s new structure were the establishment of two business units, one dedicated to PCD applications and the other to vertical market applications. We also announced a second restructuring plan aimed at significantly reducing our operating expenses primarily through headcount reductions. When revenues to the PCD market for the first half of 2004 did not increase following the introduction of our silicon chipset solution it was clear that further restructuring would be necessary.

In a unanimous vote from the Board of Directors, on July 22, 2004, a new CEO, Dr. Ronald D. Black, was chosen to succeed Aram Hékimian, one of Wavecom’s co-founders, to lead our company beginning in August 2004. Under Ron Black’s direction, and with full support from the Board of Directors, we announced in September 2004 that we would exit the handset business and close down our chipset design activity. This announcement was followed by a third restructuring plan with its goal to reduce our global workforce to around 300 people worldwide.

Over an approximately twelve-month period we went through three restructurings. Costs as of December 31, 2004 related to all three of these plans combined, including employee severance and write-offs of certain related assets, was approximately €22.2 million. We announced at the time of the publication of our fourth quarter 2004 results on February 10, 2005 that we anticipate additional charges of approximately €2.5 million to €3.0 million to be taken in the first half of 2005 in order to complete the restructuring plans. For further information regarding the costs and effects of the restructuring plans, see “Restructuring Costs” below under “Operating expenses” in the comparison of 2004 to 2003, and Item 6. Directors, Senior Management and Employees—Employees and independent contractors.

One of the important consequences of the restructurings announced in 2004 was to reduce net cash consumption. Our net cash consumption in 2004 was €58 million, of which €51 million was recorded in the first half of the year and €7 million in the second half when we made major improvements in our operational efficiency including improved management of receivables and inventory reduction. While we are continuing to experience negative net cash flow, including further cash outflows related to the restructurings, we believe that we have already begun to see the beneficial effects of our new strategy and organization.

Reporting by Geographic Business Segment

As a result of our recent strategic reorientation and new management structure, we have decided to report our financial results by geographic business segment. Beginning for the year ended December 31, 2004, we will therefore include individual segment information for the following geographic segments:

—	Europe, Middle East and Africa (EMEA),

—	Asia-Pacific (APAC) and

—	the Americas.

Because of our exit from the telephone handset market and exclusive focus on the vertical markets, announced in September 2004, the geographic and product bases of our revenues and operating income have changed dramatically over the past three years. In the past, we had been organized by functional lines (sales, marketing, R&D, finance, human resources, strategy and operations) and internal decision-making was based on

Wavecom Annual Report Form 20-F 2004          25

Back to Contents

results and forecasts for the Company as a whole. At the geographic region level we tracked revenues while profitability was determined only at the consolidated level.

Due to these changes in both our business and organization, comparisons of our historical financial results among these different regions over the past three years is not meaningful. We therefore comment below on sales and operating income for each of our three geographic segments for the year ended December 31, 2004, and make reference, when appropriate, to results for prior years.

The table below sets forth revenues and operating losses for each of our segments for the year ended December 31, 2004.

Fiscal year 2004	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

	(amounts in €000s)
Revenues	74,817	6,574	70,164	—	151,554
Operating loss	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)

EMEA (Europe, Middle-east and Africa)

Sales in the EMEA region increased 19% in volumes but decreased 3% in value compared to 2003. This decline in value was due mainly to the impact of changes in the product mix and the resulting decline in average selling prices. In this region, virtually all of our revenues come from sales to the vertical markets.

Operating losses in the EMEA region were lower than the operating losses in APAC due to a better gross margin and the fact that virtually all of the revenues in the region came from the vertical markets. However, this region was allocated a greater proportion of operational expenses as a result of generating more profitable revenues.

APAC (Asia-Pacific)

In 2004, revenues in the Asia-Pacific region declined sharply compared to 2003, 65% decline year-on-year. This sharp decline in revenues was principally a result of the drop in sales to Asian telephone handset manufacturers. The main revenue source in the region had historically come from this business activity and represented 68% of revenues from this region in 2003. However, in 2004 sales to the vertical markets represented 58% of revenues, while sales to handset manufacturers represented 42%.

Operating losses for the Asia-Pacific region were the highest of the three regions principally due to a significant amount of low profitability of our telephone handset activities.

The Americas

Sales in the Americas region remained low, representing 4% of total company revenues. Sales in the region are almost exclusively to the vertical markets.

The Americas region operated at an operational loss due to the low level of revenues.

Corporate Headquarters

The loss allocated for corporate activities mainly reflects head office costs related to the restructuring plans as well as long term research and development project expenses, such as the silicon chipset development, which was stopped in September 2004 and some research and development projects related to wideband-CDMA, or 3G.

26          Wavecom Annual Report Form 20-F 2004

Back to Contents

Results of Operations

Fiscal Year 2004 compared to Fiscal Year 2003

Revenues
	Year ended December 31,
	2003	2004	% change 2003/2004

	(amounts in €000s)
Product sales	271,773	149,974	(44.8%	)
Percentage of total revenues	98.6%	99.0%
Technology development and other services	3,855	1,580	(59.0%	)
Percentage of total revenues	1.4%	1.0%

Total revenues	275,628	151,554	(45.0%	)

Sales by market
	2003	2004

As % of total revenues:
Vertical applications:	52%	80%
PCD (handset) business:	48%	20%

	100%	100%

Sales generated from wireless Personal Digital Assistant (PDA) applications, formerly reported as part of the Personal Communication Device PCD business, have been reported as part of the vertical applications market. Previous years have been restated accordingly.

Sales by geographic region
	2003	2004

As a % of total revenue:
Europe, Middle East and Africa	28%	50%
Asia-Pacific:	69%	46%
Americas:	3%	4%

	100%	100%

Sales by product

	2003	2004	% in 2004

	(amounts in €000s)
— Module	243,843	125,674	83.0
— Modem	27,930	20,057	13.2
— Flex (chipset solution)	—	4,242	2.8
— Services	3,855	1,581	1.0

Total	275,628	151,554	100.0

Wavecom Annual Report Form 20-F 2004          27

Back to Contents

Sales by application

	2003	2004	% in 2004

	(amounts in €000s)
— Automotive	32,719	26,636	17.6
— Industrial (Machine-to-Machine)	11,387	16,613	11.0
— Distributors(1)	85,464	57,240	37.8
— Mobile Professional	12,413	20,002	13.2
— Personal Communication Devices	129,790	29,482	19.4

Total Products	271,773	149,973	99.0
Total Services	3,855	1,581	1.0

Total	275,628	151,554	100.0

(1)	Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly vertical applications.

Total revenues declined 45% year-on-year from €275.6 million to €151.6 million. At constant currencies, Wavecom revenues would have declined 42% year-on-year.

The decline in revenues is largely due to the substantial decrease in sales to mobile telephone handset manufacturers, in Asia, which decreased by 77% from 2003 to 2004. Prior to 2003, we had made substantial earnings by serving, among others, Chinese and Korean manufacturers of mobile telephones. By 2003, however, market competition had intensified substantially, particularly in Asia, and our major customers had become less dependent on our technology, since they had improved their wireless manufacturing capabilities. In addition, the Chinese domestic market for mobile telephones, our major customers’ principal market, increasingly demanded low-cost products, whereas our technology and pre-packaged solutions were better adapted to high-end, feature-rich telephones. As a result, prices for our products were too high for our most important market, and our total revenues declined significantly.

Sales in the vertical markets declined by 15% from €143.4 million in 2003 to €121.6 million in 2004, although total volumes sold increased by 3%. The decrease in sales was due principally to a change in product mix between modems and modules, as our customers migrated from higher-priced modems in 2003 to lower-priced modules with higher volumes in 2004. In addition, the decrease in the value of the U.S. dollar compared to the euro in 2004 further reduced our sales as reported in euros. Finally, our average selling prices declined principally due to the evolution of the product mix.

No single customer represented more than 12% of total revenues on an annual basis in 2004. The top ten customers combined represented 63% of total 2004 revenues, four of which were key vertical applications accounts, four were distributors that serve, we believe, principally the vertical markets, and two were PCD customers.

Backlog: Backlog as of December 31, 2004 stood at €32 million. Future orders for vertical applications, including wireless PDAs, made up 90% of this backlog.

Services: Technology development and other services revenue is generated from the sale of technical support to customers in order to assist them in the integration of our products into their products. We offer these services in order to promote the sale of our products. We do not consider it to be a stand-alone business.

28          Wavecom Annual Report Form 20-F 2004

Back to Contents

Cost of revenues

	Year ended December 31,
	2003	% Product sales		2004	% Product sales		% change 2003/2004

	(amounts in €000s)
Cost of revenues
Cost of goods sold	168,465	62.0%		107,134	71.4%		(36.4%	)
Cost of services	4,704	122.0%		8,391	531.1%		78.4%

Total cost of revenues	173,169	62.8%		115,525	76.2%		(33.3%	)
Gross Profit
On Products	103,308	38.0%		42,840	28.6%		(58.5%	)
On services	(849)	(22.0%	)	(6,811)	(431.1%	)	(702.2%	)

Total Gross profit	102,459	37.2%		36,029	23.8%		(64.8%	)

Cost of goods sold. Total cost of goods sold consists primarily of the cost of components, our manufacturers’ charges, essential intellectual property royalties, warranty expenses, and depreciation.

The total cost of product sold decreased 36.4% from €168.5 million for 2003 to €107.1 million for 2004, principally due to lower levels of product sales. In addition, management decided to write-off excess inventories of products and components that had reached end-of-life, most of which were destined for the PCD handset market, and to revaluate components in inventory for which market prices had dropped.

In 2003, we benefited from the effect of the re-evaluation of provisions for third party intellectual property royalties after we entered into significant new royalty agreements in 2003. This adjustment of royalty provision amounted to a positive impact of €9.1 million for 2003 compared to nil for 2004.

Cost of technology development and other services. The cost of technology development and other services increased from €4,704 million for 2003 to €8,391 million for 2004 mainly due to higher costs for handset projects in Asia.

Gross profit. Gross profit decreased 64.8% from €102.5 million for 2003 to €36.0 million for 2004, reflecting principally the decrease in revenues.

Total gross margin for 2004 was 23.8% compared to 37.2% for 2003. Without the €9.1 million positive impact resulting from the adjustment of royalty provision, the gross margin for 2003 would have been approximately 34%. For 2004, the write-off of excess inventories and inventory revaluation reduced gross profits by approximately €13 million. Without these costs the gross margin for 2004 would have been approximately 32%.

The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

	Year ended December 31,
	2003	% of revenues		2004	% of revenues	% change 2003/ 2004

	(amounts in €000s)
Operating expenses
Research and development	62,123	22.5%		47,083	31.1%	(24.2%	)
Sales and Marketing	27,766	10.1%		15,685	10.3%	(43.5%	)
General and Administrative	39,141	14.2%		30,122	19.9%	(23.0%	)
Impairment of tangible and intangible assets	4,244	N/R	*	1,768	1.2%	—
Restructuring costs	—	—		22,247	14.7%	—
Deferred compensation amortization	205	N/R	*	—	—	—

Total	133,479	48.4%		116,905	77.1%	(12.4%	)

*	Not relevant.

Wavecom Annual Report Form 20-F 2004          29

Back to Contents

Research and development. Expenses associated with research and development declined in 2004 compared to the previous year as a result of the prioritization and reduction of projects, as well as the decision in September 2004 to close both the semiconductor development activity and the development for handset customers. Each of these decisions resulted in a decrease in headcount and external research and development costs. As a percentage of sales, these expenses remained high, reflecting our commitment to continue to develop our technological expertise.

Sales and marketing. Expenses associated with sales and marketing also declined in 2004 as compared to 2003 primarily due to the high advertising expenditures incurred in 2003 arising from our first major print advertising campaign. The campaign had been launched in the fourth quarter of 2002, and continued throughout the first half of 2003. Its total cost for 2003 was approximately €4 million. Also, in 2004 sales and marketing expenses were kept intentionally lower as a result of cost reduction measures and a decreased promotional budget. In addition, commissions to sales agents in the PCD market were lower, by approximately €1.5 million, due to lower PCD sales.

General and administrative. General and administrative costs in 2004 declined as compared to 2003. In 2004, we reduced the amount of office space and related costs by approximately €6 million, compared to 2003 when we had significant accruals for double rent and a provision for loss associated with the former premises. Accruals related to the consolidation in 2003 of our Paris-based employees into one building were also booked in 2004, but at a much lower level. No other accruals of this type will be booked in the future as we successfully terminated all ongoing commitments for our unoccupied offices during 2004. In addition, the decrease in headcount of support departments and on going cost reduction actions contributed to the decrease in general and administrative expenses.

This line item also included a provision of €2.2 million in 2004 for non-income tax and related assessments resulting from a tax audit, for which we received notification in July 2004, covering the years from 1999 to 2001. In addition, the French tax administration claimed a tax adjustment of €3.6 million on research tax credits for the years 1999 to 2001. We have not recorded any accruals on this research tax-credit exposure since we believe that we have a solid defense against this claim. In December 2004 we requested a counter opinion from the French Industry Minister.

Impairment of intangible assets. In the second quarter of 2004, a write-off of €1.8 million in intangible assets was recorded relating to the decision to close a U.S.-based research and development subsidiary as part of our strategic reorientation to focus on the vertical markets (see notes 2 and 6 to the consolidated financial statements).

Restructuring costs. Three restructuring plans were announced over an approximate twelve-month period. The first was announced in late 2003 and two subsequent plans were announced in 2004. Most of the costs of these plans were recorded in 2004.

The first restructuring plan was carried out in order to optimize production capacity and efficiency. Management decided that we would consolidate all production with one contract manufacturer located in China and the reorganization of the customer care unit. The second restructuring plan, announced in January 2004, was the result of the implementation of a new organizational structure intended to sharpen our focus on our two principal target markets (PCD and Vertical applications) and on wireless silicon chipset development. The last restructuring plan, announced in September 2004, effected our exit from the handset market, as well as the termination of silicon chipset development.

The total restructuring costs of €22.2 million recorded for 2004 included: €15.3 million of expenses related to headcount reduction, €3.2 million of costs related to vacated office space, including asset depreciation, and €3.7 million mainly related to the termination of silicon chipset development.

Other income (expense)

Gain on sales of long-term investments. We sold our shares of Cambridge Silicon Radio in 2004 resulting in a capital gain of €1,166,000.

Interest and other financial income, net. We recorded net interest and other financial income of €1.5 million in 2004, compared to €2.8 million in 2003, reflecting principally our lower level of average cash balances.

30          Wavecom Annual Report Form 20-F 2004

Back to Contents

Foreign exchange gain (loss). We had a net foreign exchange loss of €578,000 in 2004 compared with a net loss of €2.1 million in 2003, reflecting the positive impact of our hedging program.

Income tax expense (benefit). Our €13,000 net tax expense in 2004 (€861,000 net tax expense in 2003) was the result of a French research tax credit (€133,000), French current tax expense (€43,000), and the income tax expense of our Asian subsidiary (€103,000).

Fiscal year 2003 compared to fiscal year 2002

Revenues
	Year ended December 31, 2002	Year ended December 31, 2003	Percentage change 2002/2003

Product sales
Total product	549,543	271,773	(50.5%	)
Percentage of total revenues	99.7%	98.6%
Technology development and other services	1,546	3,855	149.4%
Percentage of total revenues	0.3%	1.4%

Total Revenues	551,089	275,628	(50.0%	)

Sales by market

As % of total revenues	2002	2003

Handset business	79%	48%
Vertical Applications:	21%	52%

Sales generated from wireless Personal Digital Assistant (PDA) applications, formerly reported as part of the Personal Communication Device PCD business, have been reported as part of the vertical applications market. Previous years have been restated accordingly.

Sales by geographic region

As % of total revenues	2002	2003

Asia-Pacific	82%	69%
Europe, Middle East and Africa	13%	28%
Americas	5%	3%

Sales by product

	2002	2003

— Module	513,404	243,843
— Modem	36,139	27,930
— Services	1,546	3,855

Total	551,089	275,628

Sales by application

	2002	2003	%

— Personal Communication Devices	433,314	129,790	47.1
— Automotive	16,658	32,719	11.9
— Industrial (Machine-to-Machine)	13,164	11,387	4.1
— Distributors(1)	62,662	85,464	31.0
— Mobile Professional	23,745	12,413	4.5

Total Products	549,543	271,773	98.6
Total Services	1,546	3,855	1.4

Total	551,089	275,628	100.0

(1)	Our “distributor” customers purchase our products and re-sell them to a diverse range of applications, which we believe are mostly vertical applications.

Wavecom Annual Report Form 20-F 2004          31

Back to Contents

The decrease in product revenues in 2003 compared to 2002 was due to lower volumes (representing 76% of the decrease), lower average selling prices (representing 11% of the decrease), and the decline of the U.S. dollar versus the euro compared to 2002 (representing 13% of the decrease). Nearly all of our sales from Asia-Pacific and the Americas are denominated in U.S. dollars whereas our reporting currency is euros. Therefore movements between these two currencies impact our reported financial results, and accounted for a portion of the revenue decreases in these two regions. As detailed in the “Background” section above, revenues in the Asia-Pacific region were adversely impacted by events in the Chinese handset market. The decrease in revenues in the Americas reflected the absence of any single large customer, compared to 2002 when one large customer with a personal digital assistant product contributed significantly to 2002 revenues.

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

Cost of revenues
	Year ended December 31, 2002	% Product sales	Year ended December 31, 2003	% Product sales		Percentage change 2002/2003

	(amounts in €000s)
Cost of revenues
Cost of goods sold	371,919	67.7%	168,465	62.0%		(54.7%	)
Cost of services	4,709	304.6%	4,704	122.0%		(0.1%	)

Total cost of revenues	367,628	68.3%	173,169	62.8%		(54.0%	)

Gross Profit
On Products	177,624	32.3%	103,308	38.0%		(41.8%	)
On Services	(3,163)	(204.6%)	(849)	(22.0%	)	(73.2%	)

Total Gross profit	174,461	31.7%	102,459	37.2%		(41.3%	)

Cost of goods sold. Total cost of goods sold consists primarily of the cost of components, our manufacturers’ charges and provisions for royalty and warranty expense.

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

32          Wavecom Annual Report Form 20-F 2004

Back to Contents

Operating expenses
	Year ended Dec. 31, 2002	% of revenues	Year ended Dec. 31, 2003	% of revenues	Percentage change 2002/2003

	(amounts in €000s)
Operating expenses
Research and development	64,093	11.6%	62,123	22.5%	(3.1%	)
Sales and marketing	26,600	4.8%	27,766	10.1%	4.4%
General and administrative	26,163	4.7%	39,141	14.2%	49.6%
Impairment of intangible assets	—	—	4,244	1.5%	100.0%
Deferred compensation amortization	1,587	N/S	205	0.1%	(98.4%	)

Total	118,443	21.5%	133,479	48.4%	12.7%

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

General and administrative. The main reason for the increase in G&A expense in 2003 was the costs associated with consolidating our Parisbased employees into one building, moving from three separate sites. In addition to moving costs, higher rental costs for new facilities and depreciation on new leasehold improvements, G&A expenses in 2003 included €10.3 million to cover double rent for the period before the moves and a provision for loss associated with the former premises. This provision reflects management’s estimate of the costs to be incurred in order to release us from these lease commitments, including rental costs until such release is obtained.

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

Impairment of intangible assets. In 2000, we purchased a majority interest in a San Diego-based software development company, Arguin, Inc., and in 2001 purchased the tangible and intangible assets of Iconn Wireless, a San Diego-based CDMA-technology company. Based on our management’s estimate of probable future cash flows related to these activities, which were used for the required annual impairment test under SFAS 142, we determined that it was necessary to write off the remaining goodwill associated with these acquisitions.

Deferred compensation amortization. We recorded deferred compensation expense in connection with the issuance of founders’ warrants and stock options in September 1998 and February 1999. This deferred expense was amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Deferred compensation expense related to the September 1998 grants was completely amortized at the end of September 2002 and deferred compensation expense related to the February 1999 grants was completely amortized in February 2003.

Wavecom Annual Report Form 20-F 2004          33

Back to Contents

Other income (expense)

Interest income, net. We recorded net interest income of €2.8 million for 2003, compared to €3.2 million in 2002. Although interest rates paid on our deposits were lower in 2003 compared to 2002, our average cash balances were roughly the same during the two comparable periods.

Foreign exchange gain (loss). We had a net foreign exchange loss of €2,065,000 for 2003 compared to a net loss of €10,857,000 in 2002. In January 2003, we implemented a hedging program in order to reduce our exposure to movements in the value of the U.S. dollar against the euro. The hedging program involves the use of forward contracts as well as put and call options to hedge estimated future cash flows.

Income tax expense (benefit). Our €861,000 net tax expense in 2003 (versus a net tax expense of €6,556,000 in 2002), represented principally a deferred tax expense for €10,872,000 and French current taxes for €20,000 which were partly offset by French research and development tax credits for €1,355,000, French tax carry backs for €8,558,000 and the income tax benefit of €118,000 of our Asian subsidiary.

Selected quarterly operating results

The following table sets forth selected unaudited quarterly operating results for each of the eight fiscal quarters in the two-year period ended December 31, 2004. We have derived this information from our unaudited interim consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements. The results of operations for any quarter are not necessarily indicative of the results for any future period.

	Three months ended
	March 31, 2003	June 30, 2003	Sept. 30 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30 2004	Dec. 31, 2004

	(unaudited) (in thousands, except share and per share amounts)
Revenues:
Product sales	€87,180	€69,070	€56,946	€58,577	€38,298	€38,559	€36,235	€36,881
Technology development and other services	806	869	476	1,704	437	395	184	564

Total revenues	87,986	69,939	57,422	60,281	38,735	38,954	36,419	37,445
Cost of revenues:
Cost of goods sold	57,218	44,016	38,496	28,735	30,095	26,956	27,264	22,581
Cost of services	1,355	548	716	2,084	1,444	2,221	1,825	2,901

Total cost of revenues	58,573	44,564	39,212	30,819	31,539	29,177	29,089	25,482

Gross profit	29,413	25,375	18,210	29,462	7,196	9,777	7,330	11,963
Operating expenses:
Research and development	16,710	16,490	15,569	13,354	14,102	14,352	10,187	8,441
Sales and marketing	9,252	8,668	4,704	5,142	3,339	4,274	4,108	3,964
General and administrative	8,650	9,599	10,694	10,197	6,318	11,739	6,266	5,799
Impairment of intangible assets	—	—	—	—	—	1,768	—	—
Restructuring costs	—	—	—	—	1,078	5,170	5,182	11,054
Amortization and impairment of goodwill	—	—	—	4,244	—	—	—	—
Deferred compensation amortization	205	—	—	—	—	—	—	—

Total operating expenses	34,817	34,757	30,967	32,937	24,837	37,303	25,743	29,258

Operating income (loss)	(5,404)	(9,382)	(12,757)	(3,475)	(17,641)	(27,526)	(18,413)	(17,295)
Gain on sales of long-term investments	—	—	—	—	—	1,166	—	—
Interest and other financial income (expense), net	(69)	449	1,945	(1,622)	2,718	914	563	(3,229)

Income (loss) before minority interests and income taxes	(5,473)	(8,933)	(10,812)	(5,097)	(14,923)	(25,446)	(17,850)	(20,524)
Minority interests	(289)	232	93	—	—	—	—	—

Income (loss) before income taxes	(5,762)	(8,701)	(10,719)	(5,097)	(14,923)	(25,446)	(17,850)	(20,524)
Income tax expense (benefit)	(1,671)	3,093	(245)	(315)	(117)	(145)	(309)	33

Net income (loss)	€(4,091)	€(11,794)	€(10,474)	€(4,782)	€(14,806)	€(25,301)	€(18,159)	€(20,491)

Basic net income (loss) per share	€(0.27)	€(0.79)	€(0.69)	€(0.31)	€(0.97)	€(1.65)	€(1.18)	€(1.34)
Diluted net income (loss) per share	€(0.27)	€(0.79)	€(0.69)	€(0.31)	€(0.97)	€(1.65)	€(1.18)	€(1.34)
Shares used in computing basic net income (loss) per share	15,122,646	15,014,022	15,075,139	15,183,387	15,240,894	15,342,435	15,342,435	15,342,940
Shares used in computing diluted net income (loss) per share	15,122,646	15,014,022	15,075,139	15,183,387	15,240,894	15,342,435	15,342,435	15,342,940

34          Wavecom Annual Report Form 20-F 2004

Back to Contents

We believe that period-to-period comparisons of our operating results are not necessarily meaningful. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. You should not rely on them to predict future performance. Our revenue may fluctuate due to the amount of new customer orders and the timing of production and delivery of these new orders. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of the timing of these orders and our development of new products and technologies. For a discussion of factors which may affect our quarterly and annual operating results, see Item 3. Key Information—Risk Factors. Our quarterly revenues fluctuate significantly and may affect the price of our shares and ADSs.

Liquidity and capital resources

We had negative cash flow from operating activities of €62,482,000 in 2004 compared to negative cash flow of €5,875,000 in 2003. This negative cash flow is mainly due to operating losses and changes in working capital.

We had working capital (defined as current assets less current liabilities) of €20,458,000 at December 31, 2004, down from €80,338,000 at December 31, 2003.

At December 31, 2004, our debt and capital lease obligations (including the current portion), amounted to €768,000, compared to debt and capital lease obligations of €1,280,000 at the end of 2003. We had €53,318,000 in cash, cash equivalents and short-term investments at December 31, 2004 compared to €110,705,000 at December 31, 2003.

Based on our current plans, and despite the cost of the restructuring plans announced in 2004, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this report. If our plans change, if we do not achieve profits or if our profitability is significantly lower than anticipated, we may need additional funding to remain in business. For a discussion of risks and uncertainties in connection with the funding of future operations, see Item 3. Key Information—Risk Factors.

Research and development

For information regarding our research and development programs and expenses, see Item 4. Company Information—Business Overview.

Off-balance sheet arrangements

At December 31, 2004, we had no off-balance sheet arrangements (as defined in the instructions to Form 20-F) that had or are reasonably likely to have a current or future effect that would be material to investors.

Tabular disclosure of contractual obligations

Our contractual obligations consist principally of obligations under capital leases, operating leases, and other short-term obligations (commitments with third-party manufacturer and bank guarantees).

	Payments due by period (amounts in millions)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Capital lease obligations	€0.8	€0.5	€0.3	—	—
Operating leases	26.6	4.5	8.0	€8.0	€6.1
Others	21.1	12.1	—	—	9.0

Total contractual cash obligations	€48.5	€17.1	€8.3	€8.0	€15.1

In 2004, Wavecom exited 3 leases earlier than the initial terms relating mainly to offices which were vacated in 2003. These leases were contracted to expire as of March 2008, May, 2008 and February 2009, respectively. In addition, Wavecom vacated three floors in the current headquarters building whose leases initially expired in July 2011.

At December 31, 2004, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the first half of 2005. These purchase commitments totaled approximately €12.1 million.

Wavecom Annual Report Form 20-F 2004          35

Back to Contents

Interest rate risk

At December 31, 2004, we had €47,628,000 in cash and cash equivalents invested in short-term money-market accounts bearing variable rates of interest. We had an additional €9 million of pledged securities invested in short-term money market accounts. We had no variable rate debt at December 31, 2004.

Impact of currency fluctuations

We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2004, we recorded 51.7% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars, which are closely tied to the U.S. dollar. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 41.6% of our cost of revenues and operating expenses in 2004. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. With regard to our assets denominated in non-euro currencies, we incurred a net foreign exchange loss of €578,000 in 2004, a net foreign exchange loss of €2,065,000 in 2003 and a net foreign exchange loss of €10,857,000 in 2002.

If the euro had appreciated by 10% compared to the U.S. Dollar during the year ended December 31, 2004, our revenues would have been €7.1 million lower and our expenses would have been €8.7 million lower, resulting in an operating gain of €1.5 million greater than the published result. Our net foreign exchange position is described in Note 5 to our consolidated financial statements.

We use a combination of options and forward exchange contracts in order to minimize the risk to our estimated net dollar cash flows. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions, with the fair market value of the instruments being recorded on our balance sheet and their change in market value recognized in our profit and loss accounts at the end of each accounting period. See Note 5 to our consolidated financial statements.

Trend Information

During the second half of 2004, we limited our net cash consumption to €7 million, compared to €51 million for the first half of 2004. Over the course of 2004, we completed three major restructurings, although we anticipate additional charges of approximately €2.5 million to €3.0 million to be taken in the first half of 2005 in order to complete the restructuring plans. Finally, with respect to revenues, we continue to develop our product applications and to seek to take advantage of the potential for growth in the vertical markets. As previously announced, our goal is to return to operational breakeven with a gross margin level as a percentage of sales between 33% and 35% and a revenue level of €40 million per quarter, within the second half of 2005.

Among other factors which could affect our revenues and costs, our goal reflects our expectation that (i) the annual volume increase we experienced in the vertical markets over 2004 will continue, or possibly improve, (ii) the current decline in the average price of the products we sell to the vertical markets may persist but will not accelerate and (iii) we will have no significant write-offs or other exceptional costs in 2005 related to the completion of our restructuring plans, our strategic shift to the vertical markets, inventory revaluations or otherwise.

The paragraph above includes “forward-looking statements” based on recent trends and management’s current beliefs and expectations. However, our business is subject to numerous risks and uncertainties, including whether we will be commercially successful in implementing our strategic reorientation, whether there will be continued growth in the vertical markets, if we experience a deterioration in our commercial relationships or a loss of personnel due to our diminishing cash reserves, if we encounter difficulties in connection with our reliance on a single contract manufacturer and other risks and challenges, as more fully described above under Item 3. Key Information—Risk Factors and elsewhere in this annual report. If any of these risks materializes, actual results may differ significantly from those anticipated by the forward-looking statements above. Under such circumstances, we may not achieve a turnaround in the timeframe anticipated, or at all, and we may be required to further restructure, sell or terminate operations.

36          Wavecom Annual Report Form 20-F 2004

Back to Contents

Item 6. Directors, Senior Management and Employees

Board of Directors and Executive Officers

Our business is managed by our Board of Directors (Conseil d’Administration) and by our Chief Executive Officer (Directeur Général). French law governing a société anonyme and our By-Laws provide that the general management of the company is performed either by the chairman of the Board of Directors or by another individual, elected by the Board of Directors and bearing the title of Chief Executive Officer. At its meeting held on October 21, 2002, the Board of Directors opted for a dual management structure and appointed Mr. Michel Alard as Chairman of the Board of Directors and Mr. Aram Hékimian, as Chief Executive Officer. At its meeting held on July 22, 2004, the Board of Directors appointed Ronald D. Black as our new Chief Executive Officer, in replacement of Mr. Aram Hékimian, who was appointed during the same meeting as Deputy Chief Executive Officer.

Dr. Ronald D. Black is vested with extensive powers to act on behalf of the company, within the limits set out by French law and our corporate By-Laws. As the Chief Executive Officer, subject to the prior authorization of the Board of Directors for certain decisions, he therefore has full authority to manage Wavecom’s affairs. The Chief Executive Officer may be removed by the Board of Directors at any time. However, in case of removal without cause, he may be entitled to damages.

The Chairman of the Board of Directors organizes and oversees the work of the Board of Directors. In addition, the chairman is responsible for the proper functioning of the company’s managing bodies and, in particular, must verify the ability of the board members to perform their mission.

Under our By-Laws, each director is elected by the shareholders at an ordinary general meeting for a maximum three-year term. Each director must own at least one Wavecom share. Under French law, a director may be an individual or a corporation. Our board currently has nine directors. Directors may resign at any time and their functions as members of the Board of Directors may be terminated at any time by the shareholders at a general meeting. Directors must resign at the age of 65. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, members of the Board of Directors are not entitled to damages, except in certain circumstances.

Under French law, our Board of Directors sets the guidelines of the company’s activity and supervises their implementation. Within the limits set out by the corporate By-Laws, and the powers expressly granted by law to the general shareholders meetings, the Board of Directors may make any decision with respect to the business of the company. In addition, the Board of Directors is responsible, among other things, for presenting financial statements to our shareholders and convening shareholders’ meetings.

Directors are required to comply with applicable law and with our By-Laws. Our directors may be jointly and severally responsible for actions that they take contrary to Wavecom’s interests.

Under French commercial law and our By-Laws, any transaction we enter into (either directly or indirectly or through an intermediary) in which a member of our Board of Directors, or our Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm’s length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer, member of the directorate (directoire) or supervisory board (conseil de surveillance) of such company. Such transactions have to be reported to the chairman by the concerned person unless when, due to their subject matter or their financial impact, they are significant for neither party. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transaction concluded without the prior consent of our Board of Directors can be nullified if it causes prejudice to us. The interested director, or Chief Executive Officer, can be held liable on this basis. Our statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next meeting. In the event the transaction is not ratified by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction

Wavecom Annual Report Form 20-F 2004          37

Back to Contents

may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or deputy chief executive, if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as a board member.

The following table sets forth the names of the directors of Wavecom, their current positions with Wavecom, the dates of their initial appointment as directors and the expiration dates of their current term. Dates specified for directors representing corporations relate to the entity represented. Each director’s term expires on the date of the annual general meeting of shareholders as indicated in the table below that approves our accounts for the previous year. Cumulative voting is not permitted.

Name	Age	Current position	Initially appointed	Term expires

Michel Alard	50	Chairman of the Board of Directors	1993	2007
Ronald D. Black	41	Chief Executive Officer	2004	2007
Aram Hékimian	48	Director, Deputy Chief Executive Officer	1993	2007
André Chieng*	51	Director	2004	2007
Delphis S.A. represented by Marc Fourrier	51	Director	1997	2006
Bernard Gilly*	48	Director	1999	2005
Stephen Imbler*	53	Director	2000	2005
Anthony Maher*	59	Director	2003	2006
Ulrich Schumacher*	45	Director	2004	2007

*	Indicates Directors who are considered “independent”.

A resolution will be submitted at the May 26, 2005 annual shareholders meeting proposing the appointment of Mr. Jean-François Heitz as an independent director to the board and the reappointment of Mr. Bernard Gilly and Mr. Stephen Imbler. Nine board meetings were held in 2004 (compared to eleven board meetings in 2003) with an average attendance rate of 69% with a strict criterion of physical attendance, but rising to 82% with telephone attendance.

The day-to-day operations of Wavecom are managed by our team of executive officers, managed by our Chief Executive Officer and our Deputy Chief Executive Officer. The following table sets forth the name and current position of each of our executive officers as of the date of this report:

Name	Age	Current position	Current position since	Year joined Wavecom

Ronald D. Black	41	Chief Executive Officer	2004	2004
Aram Hékimian	48	Deputy Chief Executive Officer	2004	1993
Olivier Beaujard	36	Group VP, Marketing	2004	1999
Chantal Bourgeat	40	Group VP, Finance and Administration, Chief Financial Officer	2004	2002
Luc Degaudenzi	42	Group VP, Research and Development	2004	2004
Didier Dutronc	45	Group VP, Managing Director Wavecom Asia Pacific Ltd. and head of Asia-Pacific region.	2004	2003
Philippe Guillemette	39	Group VP, Strategic Marketing and Chief Technology Officer	2004	1993
Etienne Menut	54	Group VP, Human Resources	2003	2002
Claire Oliver	43	Quality Director	2004	1999
Pierre Piver	45	Group VP, President of Wavecom, Inc; and head of Americas region	2004	2003
Frank Souguir	46	Group VP for Europe, Middle-East and Africa region	2004	2004
Pierre Teyssier	39	Director of Operations	2004	2001

There are no family relationships between any of the directors or executive officers of Wavecom.

Directors

Michel Alard has served as Chairman of the Board since he co-founded Wavecom in 1993. From 1988 to 1993, Mr. Alard was GSM project manager for Matra Communications, a telecommunications equipment company. Before joining Matra, Mr. Alard was joint head of research and development for CCETT, a joint telecommunication research center of France Telecom and TéléDiffusion de France (TDF). From 1979 to 1982, Mr. Alard was a research engineer at SFP (Société Française de Production) and TDF, and was involved in television broadcasting. Mr. Alard has engineering degrees from the Ecole Polytechnique and the Ecole Nationale

38          Wavecom Annual Report Form 20-F 2004

Back to Contents

Supérieure des Télécommunications. Mr. Alard also serves on the Board of Directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext (Eurolist), Paris. Other Wavecom Group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); Arguin Communications Inc. (U.S.); and Wavecom Korea Co. Ltd. (South Korea).

Ronald D. Black joined Wavecom as CEO on August 16, 2004 Before Wavecom, Dr. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks. Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector. In that position, he oversaw several product areas, including microprocessors, memories and transceivers. Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y. Dr. Black is also a Director of Wavecom, Inc.

Aram Hékimian, a co-founder of Wavecom, has served as a director since 1993 and is currently the Deputy Chief Executive Officer (Directeur Général Délégué). In this role he has direct responsibility for stategic projects as defined by the C.E.O. and Board of Directors. He was head of the software department for Matra Communications from 1984 until 1993. Prior to joining Matra, he was a software engineer at Marben, a software engineering company, and CS Telecom, a company active in the field of telecommunications and railway signaling systems. Mr. Hékimian has a masters degree in science and technology from the University of Paris XII. Other Wavecom group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); Arguin Communications Inc. (U.S.); Wavecom Korea Co. Ltd (South Korea); Wavecom Northern Europe Ltd (U.K.); and Wavecom Deutschland GmbH (Germany).

André Chieng joined the Board of Directors of Wavecom in May 2004. He currently serves as Vice President of the France China Committee and as advisor for the Hebei province. He is also a member of the honour of the Chinese Council for the Promotion of International Trade. His prior professional experience includes the Luis Dreyfus Group (joined in 1980) for which he served as general manager of Brambilla, one of the oldest French trading firms specialized in trade with China. He became chairman of A.E. C (formerly Brambilla) in 1988 and extended the companies activities to include consulting. He holds degrees from the Ecole Polytechnique of Paris and graduated with honors in 1978 from the Ecole Nationale de la Statistique de l’Administation Economique and Institut d’Etude Politiques of Paris. Mr. Chieng is a French citizen, born in Marseilles of Chinese parents. He is also the author of the book Les Nouvelles Routes de la Soie, published by Economica.in 1987. Mr. Chieng also sits on the Board of Directors of Asiatique Européenne de Commerce, incorporated in Boulogne and Placements Chine, Banque de Neuflize, incorporated in Paris.

Marc Fourrier served as a director of Wavecom individually from 1993 to 1997 and since 1997, on behalf of Delphis, a company that specializes in the creation and development of high technology companies. Since 1988, Mr. Fourrier has served as President and Chief Executive Officer of Delphis. Mr. Fourrier received engineering degrees from the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées, and an M.S. from the Massachusetts Institute of Technology. Mr. Fourrier also serves on the Board of Directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext (Eurolist), Paris. Other outside directorships include: High Deal, a privately-held French company, and, as representative of Delphis, Dexem, a privately-held French company; and Kiala, a privately-held Belgian company.

Bernard Gilly has served as a director of Wavecom since April 1999. He is a partner in the Life Sciences team of Sofinnova Partners, a European venture capital fund, having joined them in December 2000. From 1992 to 2000, he served as Chief Executive Officer of Transgene, a French biotechnology company listed on Nasdaq and the Euronext (Eurolist), Paris. From 1994 to June 1997, Dr. Gilly also served as Research Director of bioMérieux. Prior to that, he served in various capacities at Pasteur Mérieux, including that of Vice President, Research and Development, from 1990 to 1994. He received his doctoral degree in bioeconomics from the University of Rennes, and holds an AMP from INSEAD. Other outside directorships include: High Deal, a privately-held French company; Carex, a privately-held French company; Faust Pharmaceuticals, a privately-held French company; CNRS, a French public institute; and Sequoia Pharmaceuticals (U.S.).

Wavecom Annual Report Form 20-F 2004          39

Back to Contents

Stephen Imbler has served as a director of Wavecom since March 2000. He is currently CFO for Nextag, a U.S. company. He served as President and Chief Financial Officer of Liquid Audio Solutions until March 2003. He served as President and Chief Operating Officer of Hyperion Solutions through the end of 2001, and as Advisor to the company through August, 2002. Prior to the 1998 merger between Arbor Software and Hyperion Software that created Hyperion Solutions, Mr. Imbler held the position of Senior Vice President and Chief Financial Officer at Arbor Software for three years. Prior to joining Arbor Software in 1995, Mr. Imbler served as Senior Vice President of Finance and Operations and Chief Financial Officer for Gupta Corporation, a software company. Mr. Imbler previously served as Vice President and Chief Financial Officer of Quick Response Services, Inc.; Vice President, U.S. Finance and Operations, and Vice President, Finance (Oracle Corporate) at Oracle Corporation; and Senior Tax Manager at Peat Marwick, San Francisco. Mr. Imbler received a master’s degree in public accounting from the University of Texas and a bachelor’s degree in piano performance from Wichita State University.

Anthony Maher joined the Wavecom Board of Directors in May of 2003. Mr. Maher had a long professional career at Siemens, having joined them in 1978. Throughout his career at Siemens, he held various positions in software development and integration, system engineering, architecture and processor design both in Germany and the U.S. From October 1997 until February 2002, Mr. Maher served as a member of the Managing Board for Siemens Information and Communication Networks Group. In this role he was first responsible for all ICN European business, then later the U.S. operations. He was the founding chairman of Mustang Ventures, a venture capital unit at Siemens for wireless and wireline business. He also served as Chairman of the board of Unisphere Networks, Inc. (a Siemens-owned company), which was later acquired by Juniper Networks. He has been a member of Star Ventures, a venture capital firm since March of 2002. He currently is a director of Cube Optics and Broadlight (both are non-listed companies), Alvarion Ltd. (a listed company) and serves on the supervisory Board of Adva Optical A.G. (a listed company). He began his professional career with Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design as well as system engineering on 4ESS. He graduated cum laude with a Masters degree in Electrical Engineering and Physics from the University of Illinois in 1969.

Ulrich Schumacher has served as a director of Wavecom since November 2004. Previously he was the President and the Chief Executive Officer of the German company Infineon AG. From 1986 to 1999 he worked for Siemens AG in a number of positions including group manager of equipment and systems for test-systems, director of Marketing, President and Chief Executive Officer of Semiconductor Group. In 1998 he belonged the managing Board. He began his carrier in the university of Technology RWTH (Aachen, Germany) as an assistant position leading to doctorate in engineering. He holds a degree in engineering in the university RWTH.

Executive officers

Ronald D. Black, CHIEF EXECUTIVE OFFICER, joined Wavecom as CEO on August 16, 2004. He is also Director of Wavecom, Inc. Before Wavecom, Dr. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks. Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector. In that position, he oversaw several product areas, including microprocessors, memories and transceivers. Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y.

Olivier Beaujard, GROUP VICE PRESIDENT FOR MARKETING joined Wavecom in 1999 to head up Product Marketing where he set up the company’s marketing activity. In 2000 he was promoted to Director of Corporate Business Development. In January 2004 he served as Marketing Director for the Vertical Applications Business Units. He is a member of the Executive Committee of Wavecom group. Previously Mr. Beaujard had international Sales experience in the value added services platforms for telecommunications networks at FERMA. Mr. Beaujard also worked in the smart card industry for GEMPLUS were he was responsible for the GSM standardization at ETSI. Mr. Beaujard graduated from the National Polytechnic Institute of Grenoble (INPG—ENSERG) with an electronics and telecommunications engineer diploma. He also holds an MBA of ESSEC business school.

40          Wavecom Annual Report Form 20-F 2004

Back to Contents

Chantal Bourgeat, CHIEF FINANCIAL OFFICER AND GROUP VICE PRESIDENT FOR FINANCE AND ADMINISTRATION, joined Wavecom in October 2002 as Director of Finance and Administration and she was named Chief Financial Officer and Group VP, Finance and Administration in September 2004. She is the primary finance representative in cross-departmental committees, has been the project lead on two critical finance projects: implementation of IFRS and internal controls. Prior to joining Wavecom, from 1991 to 2000 Ms. Bourgeat held a number of positions in the finance structure of Monsanto. Her long career at Monsanto included responsibility in business analysis, consolidation, treasury, tax planning and the acquisition or sale of non-strategic businesses. Before joining Wavecom, she held was Finance Director for Europe and Africa for Merisant (Former Canderel division of Monsanto). Ms. Bourgeat has a background in audit and served as an external auditor at KPMG Audit from 1987 to 1991. She holds a degree in Business Analysis from the Ecole Supérieure de Commerce de Paris (1987) and a DECF.

Luc Degaudenzi, GROUP VICE PRESIDENT FOR RESEARCH AND DEVELOPMENT, joined Wavecom in January of 2004 as Group VP for the Systems & Silicon Product Division He took on responsibility of all of Wavecom’s Research and Development department in September of 2004. He is a member of the Wavecom Executive Committee. Immediately prior to joining Wavecom, he served as head of Research and Development for Sony Digital Telecom Europe then called Sony Ericsson Mobile. From 1997 to 2000 he worked for Alcatel Mobile phones in France as a Projects Department manager. Mr. Degaudenzi also previously worked for AEG Mobile Communications in Germany, and The Boston Consulting Group in Paris. He has a degree from ENST, Paris and his MBA from INSEAD.

Didier Dutronc, GROUP VICE PRESIDENT, HEAD OF ASIA-PACIFIC REGION and Managing Director of Wavecom Asia Pacific Ltd. Prior to taking this position in September of 2004 he was Group V.P. of the Personal Communications Device Business Division. Mr. Dutronc joined Wavecom in March 2003. He is a member of the Executive Committee of the Wavecom group. Prior to joining Wavecom, he served as Worldwide VP Sales and Marketing for Alcatel Optronics (1997—June 2000) and served as President and CEO of Alcatel Optronics, Inc., in Dallas, Texas (from June 2000 to February 2003 as President and CEO). Prior to joining Alcatel he also worked for Analog Devices and Texas Instruments. Mr. Dutronc has a degree in electrical engineering from ESME in Paris and received his MBA from IAE in Paris. Wavecom Group directorships: Wavecom Asia Pacific Ltd. (Hong Kong) and Wavecom Korea Co. Ltd (South Korea).

Philippe Guillemette, GROUP VICE PRESIDENT FOR STRATEGIC MARKETING AND CHIEF TECHNOLOGY OFFICER, has been in charge of group strategy since January 2004 and has been Chief Technology Officer since 2003. Prior to assuming his current position, he had served as Group VP of Technology and Chief Technology Officer. From December 2000 to December 2002, Mr. Guillemette was Group VP of Research and Development. Mr. Guillemette was Assistant Director of Research and Development during 2000, and from June 1995 until December 1999 he was Director of Software Development. He is a member of the Executive Committee of the Wavecom Group. Prior to joining Wavecom in 1993, Mr. Guillemette was a software engineer at Nortel Networks. He has an engineering degree from the Ecole d’Ingenieurs en Electronique et Electrotechnique.

Etienne Menut, GROUP VICE PRESIDENT FOR HUMAN RESOURCES, joined Wavecom in July 2002 as a consultant and was appointed to his current position in January 2003. He is a member of the Executive Committee of Wavecom Group. Prior to joining Wavecom, Mr. Menut worked was an independent human resources consultant in France from 1999 to 2002. From 1992 to 1999, he was Human Resources Director of Microsoft France. Mr. Menut also has worked with companies such as Cogema and Matra from 1977 to 1990. He has a master’s degree in Business Law from the University of Angers (France).

Claire Oliver, GROUP DIRECTOR OF QUALITY, joined Wavecom in October 1999. she holds the position of Quality Director and is also a member of the Compliance Committee. Prior to joining Wavecom from 1992 to 1999 Ms. Oliver worked for Valeo Electronique in a number of functions in the quality department including Quality Director of the Security division. Previously she worked as an engineer at Northern Telecom where she was responsible for helping to set up a PBAX electronic board production facility Earlier in her carrier she was a development engineer at Honeywell SA, specialized in industrial control equipment. She received her degree in 1985 from the Ecole Centrale de Lyon in General Engineering, minor in Electronics.

Pierre Piver, GROUP VICE PRESIDENT, HEAD OF THE AMERICAS REGION, and President of Wavecom, Inc., a position which he has held. since September of 2004, moving from his previous position as Group V.P. for the Vertical Markets Business Division at Wavecom. He joined Wavecom in January 2003 as

Wavecom Annual Report Form 20-F 2004          41

Back to Contents

Group VP Europe, Middle East and Africa Region. He serves on the Executive Committee of Wavecom Group. Before joining Wavecom, Mr. Piver was the Managing Director of Infineon Technologies France, which he joined in September 1996 when it was the Semiconductor division of Siemens in France. Previously, Mr. Piver had occupied various positions in sales and in product marketing from 1985 to 1989 at RTC Compelec (Philips) in Caen (France) and, from 1989 to 1996, at Texas Instruments in Vélizy (France) and Freising (Germany). Mr. Piver has a degree in Electronic Engineering from ESME (Ecole Spéciale de Mécanique et d’Electricité—Paris) and a Master in Business Administration from EM Lyon. Wavecom Group directorships: Wavecom Northern Europe Ltd, (UK).

Frank Souguir, GROUP VICE PRESIDENT, HEAD OF EUROPE, MIDDLE-EAST AND AFRICA REGION, joined Wavecom in January of 2004 as Sales Director for the EMEA region and was promoted to Vice President for the region in September of 2004. Before Wavecom, Mr. Souguir worked for a number of technology-oriented companies. Immediately before joining Wavecom, he worked for a software start-up business called Miriad Technologies, where he was responsible for funding development and establishing key accounts and manufacturing partners. Prior to that he worked for Motorola Computer Group for nine years in a number of positions including South and Western European Sales Director, Export Director and Regional Sales Director in France. Earlier in his career he worked for Alfatronic/Metrologie an information systems distributor as Director of Marketing and Service sales, Sales of DEC servers and workstations and started as a product engineer. Mr. Souguir holds a degree in electronics from IUT (Ville d’Avray, France) and an MBA from the Ecole Supérieure de Commerce de Paris.

Pierre Teyssier, GROUP DIRECTOR OF OPERATION, has been in this position reporting to the CEO since September of 2004. He joined Wavecom in 2001. Prior to joining Wavecom he worked for Axiohm, where he was Director of Manufacturing, holding numerous positions from 1989 to 2000 including: manufacturing manager, plant manager, and director of purchasing and logistics. From 1988 to 1989 he worked at Enerdis as a software engineer. Mr. Teyssier holds a degree in Engineering from ENSI, Caen, France.

Senior officers who left Wavecom in 2004 and 2005:

Since the beginning of 2004, five executive officers have left Wavecom: Marc Cases, former Group V.P. of Operations, Deborah Choate, former Chief Financial Officer, Hervé Gagnard, former Group VP for Corporate Development, Marketing and Communications; Hany Neoman, former Group VP, Wavecom, Inc.; and Vincent Mouret, former Group VP of Research & Development.

Committees of the Board of Directors

The Board of Directors has established the following committees with a view to assisting the directors in their duties and ensuring that the company acts at all times in accordance with the highest standards of conduct and transparency:

Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the Wavecom shareholders, potential shareholders, the investment community, and others relating to: the integrity of Wavecom’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the selection and evaluation of the performance of the independent auditors; the independent auditors’ qualifications and independence; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Audit Committee is directly responsible for the appointment (subject to shareholder ratification) and termination (subject to the limitations of French law regarding the six-year mandates of statutory auditors), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting. The Committee must pre-approve all audit and permitted non-audit services provided by the independent auditors. The Committee is also responsible for reviewing the audit firms’ internal quality control procedures and for assuring, in consultation with management and the Company’s independent auditors, the adequacy and effectiveness of the Company’s accounting and financial controls; The Committee shall report any deficiency in the internal control procedures to the Company’s Statutory Auditors.

The Audit Committee must comprise at least three members, all of whom must be independent members of the Company’s Board of Directors. The Audit Committee is chaired by an Independent Director who is a

42          Wavecom Annual Report Form 20-F 2004

Back to Contents

financial expert. The members are appointed by (and may be removed, with or without cause, by) the Board of Directors. The current members of the Audit Committee are Ulrich Schumacher (appointed in replacement of Anthony Maher by a board meeting held on January 19, 2005). Bernard Gilly and Stephen Imbler (Chairman). During 2004 the Audit Committee met four times with 75% average attendance.

Nomination and Compensation Committee

The Nomination and Compensation Committee proposes the appointment of independent directors, determines the compensation of the chairman of the board, the Chief Executive Officer, the Deputy Chief Executive Officer and advises on managers’ and senior officers’ compensation. The Committee is also responsible for proposing the level of directors’ fees. The current members of the Nomination and Compensation Committee are Bernard Gilly (Chairman), Anthony Maher and Delphis SA (represented by Marc Fourrier). During 2004 the Nomination and Compensation committee met four times with an average attendance of 75%.

Strategic Studies Committee

The Strategic Studies Committee, which includes all members of the board as well as external experts, has the task of sharing information and strategic points of view on Wavecom’s business and activities. Mr. Ronald D. Black is the Chairman of the committee. During 2004 the strategic studies committee met ten times with an average attendance of 84%.

Corporate Governance Committee

The mission of the Corporate governance committee is to assist the Board with the development and implementation of the Company’s corporate governance principles, to determine the composition of Board committees, and to monitor a process to assess Board effectiveness. The Committee is instructed to:

•	Review and recommend a set of corporate governance principles to the Board for adoption.

•	Review the Company’s management succession plans and make recommendations to the Board regarding the plans.

•	Review the Board’s committee structure and recommend to the Board for its approval directors to serve as members of each committee.

•	Develop and recommend to the Board for its approval an annual self-evaluation process of the Board and its committees. The Committee oversees the annual self-evaluations.

•	Periodically review the adequacy of the Company’s ethics compliance programs, in conjunction with the Compliance committee.

•	Review and reassess the adequacy of the Committee’s charter annually and recommend any proposed changes to the Board for approval.

The Company’s Corporate Governance Committee was created by the Board of Directors’ on December 19, 2003. The current members of the Corporate Governance Committee are Michel Alard, Stephen Imbler and Delphis S.A., Chairman (represented by Marc Fourrier), André Chieng (appointed by the Board meeting held on January 19, 2005). During 2004 the Corporate Governance Committee met ten times with an average attendance of 84%.

Compliance Committee

The Compliance Committee assists the Chairman of the Board and the Chief Executive Officer in ensuring that the Company complies at all time with all applicable laws and with all provisions of its internal Code of Ethics and Business Conduct. The members of the Compliance Committee, who are appointed by the Board of Directors, comprise the following members of management: Chantal Bourgeat (Group VP, Finance and Administration, Chief Financial Officer), Claire Oliver (Group Quality Director) and Etienne Menut (Group VP, Human Resources). Pierre Cosnier (Legal Director) is the Chairman of the Compliance Committee. During 2004 the Compliance Committee met five times with an average attendance of 92%.

Risk Committee

The Risk Committee provides assistance to the CEO and the Board of Directors in fulfilling their overall responsibility to assess and monitor the risk of the Company. The Risk Committee through its president assists the steering committee of the management which holds a monthly session on the risks facing the Company. The

Wavecom Annual Report Form 20-F 2004          43

Back to Contents

steering committee reports the decisions to the Strategic Studies Committee. During 2004 several members of the Risk Committee left the Company and as a result, the Committee did not fully function throughout the whole year. However, two key Committee members, the legal director and finance directors ensured that the basic tasks of the Committee were performed. A new Committee has been in place since January 19, 2005. Committee members are appointed by the Board of Directors and include: Pierre Cosnier, Legal Director (Chairman); Vincent Laurentin, Bertrand Vasseur, Gil Croisille, Emmanuel Maçon Dauxerre, Jamie Garroch. During 2004 the Risk Committee met 8 times with an average attendance of 82.5%.

Corporate Governance Activities

The internal rules of the Board of Directors, also called the Corporate Governance Code (the “Code”), sets out the mission and objectives of the Board of Directors as well as its functioning rules. The Code also incorporates guidelines relating to the duties of directors with respect to the shares they own in the Company. The Code requires that at least a majority of the members of the Board of Directors be independent, and sets out the rules for determining independence. Among the criteria for independence, a director would not be considered independent if: he or she is, or has been during the past five years, a salaried employee or a corporate officer (mandataire social) of the company or of a company’s subsidiary; he or she is related to any corporate officer (mandataire social) of the company; he or she is a client, supplier, or a bank of the company; he or she is, or has been during the past five years a statutory auditor or non-statutory auditor of the company; or he or she holds 5% or more of the company share capital; he or she has been director of the Company for more than 12 years.

We currently have five independent directors and we expect that an additional independent board member will be appointed at the May 26, 2005 Annual Shareholders’ Meeting.

Code of Ethics and Business Conduct

The Wavecom Group Code of Ethics and Business Conduct (the “Code of Conduct”) applies to all company directors, officers and employees, regardless of job function. The aim of the Code of Conduct is to enable the company employees and officers to decide how to proceed when faced with concrete—sometimes complex—situations by reference to clear and precise principles. It applies to conduct both within the group and with clients, suppliers and intermediaries. The Code of Conduct also incorporates an internal “whistle-blowing” procedure and defines the Compliance Committee’s role and powers.

Code of Ethics for Senior Financial Management

The Wavecom Group Code of Ethics for Senior Financial Management (the “Code of Ethics”) sets forth the basic principles by which Wavecom financial management must fulfill its responsibilities for accurate, complete and timely financial reporting while at the same time safeguarding Wavecom’s assets. The Code of Ethics applies to all members of “senior financial management,” defined as all those with responsibility for financial statement presentation, or for decisions on key accounting policies or judgments, as well as those managers with overall responsibility for a legal or reporting entity. Senior financial management also includes those with responsibility for communicating financial information to the investment community. The Code of Ethics incorporates compliance monitoring procedures and provides for the application of sanctions in the event of any violation of its provisions.

Internal controls (unofficial translation into English of an excerpt from the Chairman’s report to the Board of Directors on Internal Controls, as required by French law)

The normative reference document adopted by the company is the COSO (the Committee of Sponsoring Organizations of the Treadway Commission).

Hence the definition adopted of internal controls is the one provided with reference to that document, namely, the set of processes, procedures and checks, accounting or otherwise, applied by the Board of Directors, the general management and the staff aimed at providing a reasonable assurance that objectives are met falling within the following categories:

(i)
Implementation and optimization of operations (efficiency of the organisation and of the processes aimed at making sure that these procedures are respected, protection of the assets and respect for the decisions and guidelines of the decision-making organs),

44          Wavecom Annual Report Form 20-F 2004

Back to Contents

(ii)	Reliability of the financial information (quality of the information and reporting systems making it possible to guarantee the reliability of the financial information) and

(iii)	Conformity (observance by the company of the laws, rules and regulations in effect).

Internal controls makes it possible to obtain a “reasonable assurance”—but not a certainty—that the risks will be controlled and that the set objectives will be reached.

General organisation of internal control

Organisation of internal control is centralized. The internal control structure and procedures are defined for the group by the central departments and the departments of the various operational functions. The subsidiaries, which manage the operating activities in the various countries in which the group works, are nevertheless integrated into the working groups at the time of development of the most operational procedures.

An “internal control” project was undertaken by the finance department in 2003. A group was set up specifically to work on this project. This group defined the major project phases, established a time schedule and managed the implementation of some of the phases in 2003 and 2004. This project will continue in 2005.

To reach each of the internal control objectives, management has identified and gradually implemented the following general internal control principles:

Control environment

This principle refers to the level of awareness of the staff and to the need for internal checks in the company’s entire organisation. It constitutes the basis of all other internal control elements of the company (example: codes of ethics).

The company has made efforts for some years to establish an adequate control environment by intensifying its actions on behalf of better implementation of the principles of corporate governance in its management. Thus, several codes of conduct including: Code of Corporate Governance, Code of Ethics, Code of Business Conduct and Code of Ethics for Financial Officers, Code of Ethics for Legal Officers have been in effect since 2002 or 2003 in compliance with the new obligations instituted by the U.S. law known as the « Sarbanes Oxley Act ».

The Board of Directors and the various committees set up by that Board have a significant roles in supervising internal controls. Their role is detailed in Item 6 of the 20-F filing, however, we would like to specifically point out that:

—
the code of corporate governance specifies that “the Board of Directors’ objective is, by regular evaluation of its rules and of its operation, calling if appropriate on third parties from outside the company, to optimize and perfect, insofar as possible, the development of the company with respect to: the clarity and transparency of the information communicated by the company, the clarity and transparency of strategic decision-making, of control and installation of tools adapted to correct information concerning the company’s cash position and its commitments”.

—
The audit committee’s assignment is to assist the Board of Directors in its supervisory assignment with respect to the integrity of the Wavecom accounts, the financial reporting system, the internal control system as regards accounting and finance, the services rendered by the independent auditors, the competence and the independence of those auditors, and as concerns observance by the company of the ethical principles and of the legal and regulatory obligations.

—
The compliance committee’s assignment is to assist the Chief Executive Officer and the Chairman of the Board in connection with all responsibilities relating to Wavecom’s compliance with the legislation in effect, as well as to the Wavecom code of ethics and good conduct, and to evaluate, test and audit the internal control procedures.

At the same time, the executive committee, consisting of the Chief Executive Officer and his “direct reports” meets every week for the following purposes:

—	handle daily management of the company,

—	define the company’s global strategy,

Wavecom Annual Report Form 20-F 2004          45

Back to Contents

—	review the financial results, the budget and the earnings estimates,

—	review measurement and performance indicators that have been established,

—	monitor progress on key projects, including the “internal control” project.

Moreover the company has begun a process of ISO certification. Wavecom’s ISO project, launched at the start of 2004, went into a phase of deployment of the processes, within the company, at the start of 2005, the objective being certification in September 2005. Despite the restructuring plans that the company had to implement in 2004, this project has always been considered as one of the business priorities. This project integrates the needs identified in the internal control project for all aspects concerning the control activities. Wavecom has considered it essential to have coordination between these two projects to guarantee proper understanding by all employees of the processes and the consistency among themselves of the various company activities. This approach makes greater fluidity possible and facilitates a reading of our processes and identification of the key points for our controls. To that end, Wavecom has trained a team of internal auditors who will carry out both system and internal control audits throughout the year.

Risk assessment

The point here is identification and analysis of the risk factors that might affect attainment of objectives. Risk assessment makes it possible to define the control activities.

Risk assessment is carried out at all levels of the company and by the various committees, but more particularly by the Risk Committee, which assists the Chief Executive Officer and the Board of Directors in analyzing and identifying management proposals concerning risks the company faces. That committee is now working on a project to develop a matrix of risks inherent to the company’s activity, and on a ranking of those risks so as to refine the strategy aimed at preventing or limiting such risks, entailing an improvement of internal procedures and a check on application of those procedures at all company levels.

The main risks have been identified in Item 3, “Risk Factors” section of this 20-F filing.

Control activities

This point concerns the application of the norms and procedures making it possible to guarantee appropriate implementation of the guidelines laid down by management.

Within the framework of the internal control project and of ISO certification, a substantial effort was made in 2004 to ensure that all key processes were governed by procedures and policies common to the group. That effort will continue in 2005, and special attention to communicate the procedures and policies within the group began early in 2005.

Strategic processes continued or were initiated during the year, one of the objective of these processes is to improve control of the company specifically:

1.	The budgetary process, concentrating on objectives and anticipated results for the coming year,

2.	The process of establishing the long-term strategic plan, which concerns the objectives for the longer term (3 years),

3.	The process of establishing the products strategy plan, which defines the product offering for the coming years.

A reporting system has been established to monitor and analyse variances from such plans. The budgets and the various plans are reviewed, approved and monitored by the executive committee and the Board of Directors.

Information and communication

This refers to a general process aimed at making sure that the relevant information is identified, gathered and disseminated within suitable periods so that the entire company staff can meet its responsibilities. This principle relates to the information flows underlying effective internal control procedures, from the management guidelines to the action plan.

Management makes sure that relevant information is shared promptly within the company using communication tools and regular staff meetings.

46          Wavecom Annual Report Form 20-F 2004

Back to Contents

Since January 1, 2004, the head office and the main subsidiaries have been using an integrated information system based on an SAP architecture which was installed over time beginning in 2001.

Monitoring

This term refers to checking and periodic evaluation of the quality of internal controls by way of the supervisory activities exercised by management.

This monitoring takes place by way of the various committees set up by the Board of Directors. Within this framework, the powers of the compliance committee have been widened to include internal controls.

During the year, a group of a dozen people from various departments and regions of the company were trained in internal auditing, both within the framework of ISO certification and in connection with internal controls. Some initial tests were made in December on the key controls in the financial statements closing processes.

Internal controls over financial statements closing process

Organization of the financial function within the group.

The group carries on its activity in an international environment, divided between the parent company in France, which performs the functions of a head office and of the operating entity for the Europe-Middle East-Africa region, and the two main distribution entities, in Hong Kong and in San Diego. Four other smaller subsidiaries are located in Europe, Asia and the United States.

Each of the three major legal entities has its own financial organisation, under the responsibility of the group’s Chief Financial Officer. The smaller entities’ accounting activity is subcontracted to accounting firms.

The financial reports are developed on the basis of the information provided by the subsidiaries’ financial departments and the accounting firms for the foreign subsidiaries and on the basis of SAP data for the parent company. The subsidiaries’ data are transmitted monthly using a single group format and based on a schedule prepared by the head office departments.

All of the group entities are responsible for the information that they forward and for application of the procedures common to the group as a whole.

The “corporate accounting” department in France is responsible for preparing the financial statements. It makes sure of the consistency of the information forwarded by the subsidiaries before aggregation and consolidation entries are made.

A committee has been set up to coordinate preparation, review and communication of the published financial information and of the annual report in particular. That committee consists of representatives of the company’s financial and management functions, and each representative ensures the reliability of the information supplied by his own field of activity.

Key processes

Within the framework of the analysis of the risks connected with the reliability of financial information, the first stage in the internal control project consisted of making a formalized analysis of risks, aimed at identifying the processes having an effect on the financial information as well as the key risks and control relating thereto.

The most important key procedures and controls relate to the following processes:

—	The financial statement closing process

—	The sales process

—	The process of purchasing the products sold

—	The process concerning control and security of computer systems

—	The process of the other operating purchases

—	The cash monitoring process

—	The payroll process

—	The process for monitoring fixed assets.

Wavecom Annual Report Form 20-F 2004          47

Back to Contents

At the end of 2004, the major procedures had been described. The key controls were identified for financial statement closing process and the sale process. Some initial tests were carried out on financial statement closing process, and they brought out certain points for improvement to be implemented at the start of 2005.

Evaluation of the internal control procedures: current situation

Pursuant to the AMF (French stock market authority) recommendations of January 23, 2004, the present report was developed from a dynamic viewpoint. Even if the internal control procedures were not tested in full during financial year 2004, there was a constant dialogue between, on one hand, the Chairman of the Board of Directors and the Chief Executive Officer, and on the other hand between the Chief Executive Officer and the independent members of the Board of Directors, particularly within the framework of the audit committee, and finally with the company’s auditors, which were able to make their contribution.

The internal control processes put in place for the 2004 closeout brought out a serious internal control weakness over the financial statement closing process, specifically concerning calculation of deferred taxes.

That weakness resulted in a restatement of the 2003 financial statements with an increase in the tax burden of about 5 million euros. No retroactive adjustment of revenues or of operating costs was identified for the restated period. The company plans to install a stricter process during the first half of 2005 for reviewing the taxation declarations and the calculation of deferred taxes.

Applicability of the provisions of the American Sarbanes-Oxley act

Wavecom specifies that, within the framework of its U.S. annual report (Form 20-F), which is filed with the Securities and Exchange Commission (SEC), and pursuant to the new provisions introduced by the Sarbanes-Oxley Act of 2002 under U.S. law, the Wavecom Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness as of December 31, 2004, of the internal controls and procedures relative to the information published or having to be published (disclosure controls and procedures), as defined by U.S. regulations. Those internal controls and procedures relative to the information that has been published or is to be published enabled them to be informed about significant events concerning the company, particularly during the period of preparation of the U.S. annual report.

At the same time and in accordance with U.S. law, Wavecom also indicated in the U.S. annual report (a) that no significant change after the date of the said evaluation occurred in the internal control (internal controls) of the company or in other fields that could significantly affect the said control, and (b) during the 2004 closure process in February 2005, Wavecom noted an accounting error connected with calculation of the deferred taxes for financial year 2003. The company considers that the error, which entailed a restatement of the financial statements established on the basis of the U.S. GAAP standards, resulted from a material weakness of internal controls in connection with financial reporting. The result of that adjustment was an increase of about 5 M€ in the tax charge for the year 2003. The company plans to install a stricter process during the first half of 2005 for reviewing the taxation declarations and the calculation of deferred taxes.

Compensation of Directors and Officers

We paid a total of €2,202,252 in compensation to our directors and executive officers during the year ended December 31, 2004. Non-salaried board members earn fees based on their attendance at board meetings and committees; €73,680 in such board fees was earned by non-salaried board members during 2004. Under French law, the aggregate amount of attendance fees to be paid to our board members must be approved by our shareholders at a general meeting and such aggregate amount is allocated among board members by decision of the board. The table below sets forth the compensations paid to each of the Directors during the years 2002, 2003 and 2004.

48          Wavecom Annual Report Form 20-F 2004

Back to Contents

	Type of Compensation	2002	2003	2004

		(in euros)
Michel Alard, Chairman of the Board of Directors	Fixed	135,000	135,000	108,000
	Variable	45,000	33,750	—
	Sign-on or departure bonus	—	—	—
Aram Hékimian, Chief Executive Officer then Deputy Chief Executive Officer	Fixed	135,000	135,000	108,000
	Variable	45,000	45,000	—
	Sign-on or departure bonus	—	—	—
Ronald D. Black, Chief Executive Officer	Fixed	—	—	144,595	*
	Variable	—	—	—
	Sign-on or departure bonus (see below)	—	—	—
Delphis SA (Marc Fourrier), Board Member	Directors’ Fees	9,000	30,339	21,040
Bernard Gilly, Board Member	Directors’ Fees	6,000	23,278	19,840
Stephen Imbler, Board Member	Directors’ Fees	6,000	32,487	15,040
Anthony Maher, Board Member	Directors’ Fees	—	14,000	10,240
André Chieng, Board Member	Directors’ Fees	—	—	7,520

*	This represents the pro-rata portion of the fixed salary paid in 2004. Dr. Black’s current annual fixed salary is €411,000.

In addition to cash compensation, four of our executive officers including Dr. Black (except Mr. Alard and Mr. Hékimian) have received stock options or founders’ warrants, and five non-salaried board members have received warrants. During 2004, we granted equity warrants to non- salaried board members to purchase a total of 70,000 shares, 50,000 shares with an exercise price of €7.04 per share and an expiration date of May 2008, and 20,000 shares with an exercise price of €5.68 and an expiration date of November 2008. During 2004, we granted founders warrants to executive officers to purchase a total of 147,300 shares, with an exercise price of €3.29 per share and an expiration date of August 17, 2014 and 22,000 shares, with an exercise price of €9.62 per share and an expiration date of March 23, 2014.

Ronald D. Black, Chief Executive Officer, joined Wavecom in August of 2004 and received total compensation in 2004 of €144,595. He received a sign-on bonus of €96,000 which was paid in fiscal year 2005. In addition, Dr Black has received to date, a total of 147,300 stock options and 302,700 founders warrants (information regarding exercise prices of these awards is provided in this report). Dr. Black is also entitled to the use of a company car and an expatriate package including a housing and school allowance of approximately €100,000 per year.

Michel Alard, Chairman of the Board, received €108,000 in base salary in 2004 (€135,000 in 2003), he received no performance award bonus in 2004 (he received a performance bonus of €33,750 in early 2003 for 2002 performance). Aram Hékimian, Deputy Chief Executive Officer, received €108,000 in base salary in 2004 (€135,000 for 2003), he received no performance award bonus in 2004 (he was awarded a performance based bonus of €45,000 in early 2003 for 2002 performance). Both Mr. Alard and Mr. Hékimian are entitled to the use of company cars or the maintenance of one vehicle in lieu of a company car.

Compensation paid to our Chairman, Chief Executive Officer and our Deputy Chief Executive Officer is monitored by the Compensation and Nomination Committee and is set by our Board of Directors. Messrs. Alard, Black and Hékimian do not participate in s achievement of personal and company objectives. No salaries or other compensation were paid by any group companies other than Wavecom S.A. Neither Mr. Alard nor Mr. Hékimiuch decisions and are excluded for purposes of the quorum and majority calculations. Performance based bonuses for Mr. Alard, Dr. Black Mr. Hékimian are decided by the Board of Directors based on thean receive any fees related to their positions as members of the Board of Directors, nor are they granted warrants, stock options or founders’ warrants.

In the event of a friendly merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Dr. Black being terminated within six months following this event and if Dr. Black is not offered to perform functions of an equivalent level, Wavecom undertakes to pay to Dr. Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times the fixed salary (i.e. three times €411,000), including the severance payment provided by the applicable collective bargaining agreement.

Mr. Black shall be entitled to participate in all employees benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the

Wavecom Annual Report Form 20-F 2004          49

Back to Contents

Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a level commensurate with his positions subject to satisfying the applicable eligibility requirements.

Share Ownership and Option and Warrant Information

Except as described in Item 7 below, as of March 31, 2005, each of our directors and executive officers beneficially owns less than 1% of the share capital of Wavecom S.A. (and none of such share capital has voting rights which are different from those of our other shareholders).

On September 21, 1998, our shareholders authorized the creation of a stock option plan and a founders’ warrant plan for employees. This plan was modified at a shareholders’ meeting on December 19, 2001. As of December 31, 2004, there were outstanding options, founders warrants (BCEs) and warrants (BSAs) to purchase a total of 2,115,663 shares, of which options, founders warrants and warrants to purchase 665,518 shares were held by our current directors and executive officers. As of December 31, 2004, a total of 275,241 shares were available for grant pursuant to the stock options, founders’ warrants and warrants under the plan.

On March 15, 2005, the Board of Directors approved options to purchase a total of 203,500 stock options and founders’ warrants at an exercise price of €4.19 and with an expiration date of March 14, 2015. Of these 203,500 stock options and founders’ warrants 125,000 were granted to executive officers in March 2005.

On January 19, 2005, the Board of Directors granted options to purchase a total of 302,700 founders’ warrants to Dr. Black at an exercise price of €5.39 and with an expiration date of January 18, 2015.

During 2004, the following ten employees were granted the largest number of stock options or founders’ warrants:

Name	Position	Number of stock options or warrants granted	Exercise price per share	Final expiration date

Ronald Black*	Chief Executive Officer	147,300	€3.29	August 17, 2014
Luc Degaudenzi*	Group VP Research and development	10,000	€9.62	March 23, 2014
Frank Souguir*	Group VP, head of Europe, Middle-East and Africa region	8,000	€9.62	March 23, 2014
François Caseau	Certification manager, Wavecom S.A.	4,000	€9.62	March 23, 2014
Thierry Deleau	Peripheral Software manager, Wavecom S.A.	4,000	€9.62	March 23, 2014
Felix Marchal	Sales manager, Wavecom S.A.	4,000	€9.62	March 23, 2014
Hugues Waldburger	Program director Wavecom S.A.	4,000	€9.62	March 23, 2014
Philippe Muller*	Validation and certification director, Wavecom S.A.	4,000	€9.62	March 23, 2014
Jang Ho Cho	Senior sales manager, Wavecom Asia Pacific, Ltd.	3,000	€9.62	March 23, 2014
Benoit Lafage	Research Engineer, Wavecom S.A.	500	€9.62	March 23, 2014

*	Included in the group “executive officers”.

50          Wavecom Annual Report Form 20-F 2004

Back to Contents

During 2004, the following ten employees exercised the largest number of stock options or founders’ warrants:

Name	Position	Number of stock options or founders’ warrants exercised in 2004	Exercise price per stock option or founders’ warrant

Deborah Choate	Group VP Finance and Administration and Chief Financial Officer	35,150	€4.57
Henri Dupont	Senior Purchasor, Wavecom, SA	12,000	€4.57
Philippe Guillemette	Group VP, Technology and Strategic Marketing, Chief Technology Officer	11,409	€4.57
Pierre Jean Severin	Director Product Development, Wavecom SA	10,565	€4.57
Françoise Pezzulo	Director, Human resources development, Wavecom, SA	9,700	€4.57
Thierry Lapousterle	Director, Radio Frequency Department, Wavecom, SA	5,204	€4.57
Alexis de Bibikoff	Industrial technical data manager, Wavecom, SA	4,900	€4.57
Felipe Ferreira	Baseband section manager, Wavecom, SA	3,982	€4.57
Frederic Boilot	Development team manager, Wavecom, SA	3,940	€4.57
Arthur Turyan	Information system manager, Wavecom, SA	3,900	€4.57

The table below indicates the number of stock options, founders’ warrants or warrants granted to members of the Board of Directors or Executive Officers that have not been exercised.

Beneficiary	Title	Number of founders’ warrants, options or warrants granted and not exercised as of March 31, 2005	Number of founders’ warrants, options or warrants eligible to be exercised as of December 31, 2004*	Price range

Ronald Black	Chief Executive Officer	450,000	—	3.29 – 5.39
Olivier Beaujard	Group VP, Marketing	33,530	19,205	4.19 – 139.52
Chantal Bourgeat	Group VP, Finance and Administration and Chief Financial Officer	30,000	6,038	4.19 – 11.40
Marc Cases	Former Group VP, Solutions Division	60,000	38,954	11.40 – 39.18
André Chieng	Board Member	20,000	—	7.04
Luc Degaudenzi	Group VP, Research and Development	20,000	—	4.19 – 9.62
Didier Dutronc	Group VP, Managing Director Wavecom Asia pacific Ltd, and head of the Asia-Pacific region	41,000	12,930	4.19 – 11.40
Bernard Gilly	Board Member	60,000	39,999	11.18 – 150.72
Philippe Guillemette	Group VP Strategic Marketing and Chief Technology Officer	57,750	25,661	4.19 – 103.23
Stephen Imbler	Board Member	60,000	39,999	7.04 – 103.23
Anthony Maher	Board Member	30,000	6,666	7.04 – 11.18
Etienne Menut	Group VP, Human Resources	36,000	12,722	4.19 – 11.40
Philippe Muller	Director of validation and certification	12,500	2,813	8.07 – 9.62
Claire Oliver	Group Quality Director	57,438	47,060	4.19 – 139.52
Pierre Piver	Group VP, President of Wavecom, Inc. and head of Americas region	51,000	12,722	4.19 – 11.40
Ulrich Schumacher	Board Member	20,000	—	5.68
Frank Souguir	Group VP for Europe, Middle-East and Africa region	23,000	—	4.19 – 9.62
Pierre Teyssier	Group Director of Operations	31,000	10,472	4.19 – 34.66

* Founders’ warrants, options and warrants eligible to be exercised as of December 31, 2004, are included in the column dated March 31, 2005.

Wavecom Annual Report Form 20-F 2004          51

Back to Contents

The table below indicates the number of exercised options granted and exercised by the ten highest paid non-board-member employees:

	Total number of options or founders’ warrants granted	Weighted average price in euros	Plan from February 25, 1999	Plan from March 23, 2004

Options or founders’ warrants granted, during 2004 to the ten highest paid employees.	18,000	9.62	—	18,000
Options or founders’ warrants exercised, during 2004 to the ten highest paid employees.	46,559	4.57	46,559	—

The table below sets forth the options and founders’ warrants granted to each director in 2004:

	Number of total options or founders’ warrants granted	Exercise Price in euros	Last Possible Exercise Date	Plan from August 18, 2004 (Options)	Plan from May 26, 2004 (BSA)	Plan from November 16, 2004 (BSA)

Options or founders’ warrants granted during 2004 to Board Members
— Ronald Black	147,300	3.29	18/08/09	147,300
— André Chieng	20,000	7.04	26/05/08		20,000
— Bernard Gilly	10,000	7.04	26/05/08		10,000
— Stephen Imbler	10,000	7.04	26/05/08		10,000
— Anthony Maher	10,000	7.04	26/05/08		10,000
— Ulrich Schumacher	20,000	5.68	16/11/08			20,000

No Board Member exercised any options or founders’ warrants during 2004.

Options expire ten years after the grant date. Founders’ warrants, which were issued to our French tax resident employees, expire after five years, as is required by French law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Employees leaving the company have up to three months following their date of termination of employment to exercise eligible founders’ warrants or options; any remaining unvested or unexercised founders’ warrants or options are then forfeited. Founders’ warrants were issued to French employees to take advantage of favorable tax treatment for both employees and Wavecom. These tax benefits are not available for stock options in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options.

Employees and independent contractors

During the period from October 2003 through December 2004, we implemented three restructuring plans which included significant headcount reductions. These plans affected employees in all three of our geographic regions and all of our departments. The first plan, announced in October 2003, related to the consolidation of all production with one contract manufacturer in China. It primarily impacted employees in France. The second plan, announced in January 2004, was the result of the implementation of a new organizational structure and the streamlining of all departments. This plan primarily affected employees in France and the U.S. The third plan, announced in September 2004, put into effect management’s decision to exit the handset business and close down proprietary silicon chipset development. Employees in our Asia-Pacific region and France were the most impacted by this plan. As a result of these restructuring plans, our total headcount, which includes both salaried employees and independent contractors, declined by approximately 40% from 863 at December 31, 2003, to 584 at September, 30, 2004, and finally to 516 at December 31, 2004 (including 121 employees who have received notice of termination under the restructuring plans and will leave the payroll within the first half of 2005). For information regarding the costs of the restructuring plans, see Item 5. Operating and Financial Review and Prospects—Background.

52          Wavecom Annual Report Form 20-F 2004

Back to Contents

The table below sets forth our total number of employees and independent contractors at the end of each of the past three years.

At	Employees	Independent contractors and temporary employees	Total

December 31, 2004	458	58	516	*
December 31, 2003	692	171	863
December 31, 2002	666	236	902

*	Including 121 employees who have received notice of termination under the restructuring plans and will leave the payroll within the first half of 2005.

Over the years, as is common practice for French companies operating in technology sectors, a fairly significant number of the staff at our company were independent contractors and temporary employees. We have, however, reduced our dependence on independent contractors from approximately 26% at year-end 2002 to approximately 20% at year-end 2003 and approximately 11% at year-end 2004.

Historically, we have experienced a relatively low employee turnover rate: 2.6% in 2003 and 3.4% in 2002. Despite the dramatic changes that we underwent in 2004, the turnover rate (as measured by attrition excluding headcount reduction resulting from restructuring) remained relatively low at 6.9%.

We employ a large number of engineers (both as salaried employees and independent contractors) most of whom are based in France. As of December 31, 2004 the breakdown of staff (salaried and independent contractors) by functional areas and geography was as follows:

Function	% of total	Geography	% of total

Research and Development	43	Europe, MiddleEast, Africa	80
Production, logistics and quality	6	AsiaPacific	13
Sales and Marketing	13	Americas	7
Finance and Administration	14
Employees in termination notice period	24

Employment contracts with all French employees are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry. In addition, as is required by French law, the Company management holds periodic meetings with employee representatives of the workers’ council (comité d’entreprise). Since the beginning of 2004, a Wavecom employee has decided to become a French trade union (UGICT-CGT) representative within our company.

The average salary for employees of Wavecom S.A. increased in 2003 to €53,464 from €51,131 in 2002 and €49,668 in 2001. Stock options and founders warrants awarded to employees represent a potential increase of 19% of our current outstanding shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares (including ADSs) by each person known by us to own beneficially more than 5% of our outstanding shares (none of whom has voting rights which are different from our other shareholders) as of March 31, 2005, based on our legal share capital of 15,506,790 shares as of that date. To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

Wavecom Annual Report Form 20-F 2004          53

Back to Contents

	Shares beneficially owned

Name of beneficial owner	Number	Percent

Michel Alard(1)	1,909,533	12.3
Aram Hékimian(2)	2,250,381	14.5
Delphis	1,061,961	6.8
David J. Greene and Company LLC(3)	1,143,296	7.4
% Based on total number of shares outstanding, as of March 31, 2005	15,506,290	100%

(1)
Michel Alard’s share total includes 302,391 shares owned solely by Mr. Alard; 42,358 shares jointly owned by Mr. Alard and his wife; 174,994 shares held of record by Mr. Alard’s wife; 694,790 shares held of record by his son and 695,000 shares held of record by his daughter. Mr. Alard has the right to vote 611,000 of the shares held by his daughter and 611,000 of the shares held by his son. Mr. Alard disclaims beneficial ownership of the 174,994 shares owned by his wife, 84,000 shares owned by his daughter and 83,790 shares owned by his son.

(2)
Aram Hékimian’s share total includes 143,495 shares held of record by Mr. Hékimian’s wife and 1,400,000 shares held by his children. Mr. Hékimian has the right to vote or sell the shares owned by his children. Mr. Hékimian disclaims beneficial ownership of the 143,495 shares owned by his wife.

(3)	As reported in a Schedule 13G filed with the U.S. Securities and Exchange Commission for the period ending December 31, 2004.

Major changes in ownership

Several of our directors and executive officers sold shares in our initial public offering in June 1999, in our follow-on public offering in June 2000 and during the course of 2002 and 2003. There were no major changes in share ownership in 2004 as our three major shareholder who are directors did not sell any shares during 2004. The following table sets forth the related historic changes in these holdings as a percentage of our legal capital as of the given date:

Name	Percentage at December 31, 2002	Percentage at December 31, 2003	Percentage at December 31, 2004

Michel Alard	13.8	12.6	12.4
Aram Hékimian	15.2	14.9	14.7
Delphis	7.2	7.0	6.9
David J. Greene and Company	—	5.5	7.5
Legal share capital used in calculation	14,810,614	15,107,890	15,342,789

Geographic Distribution of Shareholders

There were four holders of record of our ADSs and approximately 1,560 beneficial holders as of March 4, 2005. ADSs (2,897,370) represented approximately 18.7% of our issued and outstanding shares as of March 4, 2005. Our ADSs are issued by The Bank of New York, as depositary. Each ADS evidences one share.

Related Party Transactions

In December 2000, we entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major shareholder and member of our Board of Directors. The agreement calls for Marc Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, for a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2004, Delphis invoiced €7,275 (€20,031 in 2003 and €26,157 in 2002).

We were not a party to any other related-party transactions during 2004.

Item 8. Financial Information

Financial Statements

See Item 18 and the financial statements beginning on page F-1 of this annual report.

Legal Proceedings

The Claim Committee meets monthly to evaluate current or potential claims or proceedings and their future developments. This Committee is chaired by the Group Legal Director and has members from finance, quality and sales. One of the objectives of these monthly reviews is to consider any changes in current legal

54          Wavecom Annual Report Form 20-F 2004

Back to Contents

proceedings and determine if and when provisions should be established. This committee also advises as to the management of current cases.

Provisions have been made for each of the principal proceedings. In compliance with AMF recommendations the procedure for provisioning is as follows:

•	litigations that are provisioned are those involving disputes which have been brought before a judge or court;

•	the amount of the provision corresponds to a specific identified risk and takes into account the maximum total risk.

We are not aware of any other threatened or potential material claim, demand or lawsuit involving Wavecom except as described above.

Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred in our overall business or financial situation since the date of our most recent annual financial statements.

Dividends

Wavecom has never paid a dividend. We intend to retain any future earnings for investment in the development and expansion of our business and do not expect to pay any cash dividends on our shares in the foreseeable future. For a discussion of our recent and current negative operating income, see Item 3. Key Information—Risk Factors.

Wavecom Annual Report Form 20-F 2004          55

Back to Contents

Item 9. The Offer and Listing

Price Range of Shares and ADSs

Our shares are listed on Euronext (Eurolist) Paris (7306), and they have been listed on the stock exchange in Paris since June 14, 1999. Our ADSs have been quoted on the NASDAQ National Market under the symbol “WVCM” since June 9, 1999. The following table sets forth the range of high and low closing sale prices of our shares and ADSs for the periods indicated:

	Per Share		Per ADS
	High	Low	High	Low

Year ended December 31, 2000	166.90 €	53.00 €	$168.87	$44.00
Year ended December 31, 2001	67.00 €	16.06 €	$67.13	$15.00
Year ended December 31, 2002	48.28 €	10.91 €	$44.65	$11.34
Year ended December 31, 2003	18.66 €	6.59 €	$21.65	$7.42
Year ended December 31, 2004	6.46 €	6.17 €	$7,98	$7,72

Year ended December 31, 2003
First Quarter 2003	14.73 €	6.59 €	$15.51	$7.42
Second Quarter 2003	13.01 €	8.10 €	$14.67	$8.55
Third Quarter 2003	16.88 €	9.68 €	$19.18	$11.09
Fourth Quarter 2003	18.66 €	10.15 €	$21.65	$12.98
Year ended December 31, 2004
First Quarter 2004	11.10 €	8.90 €	$12.69	$12.32
Second Quarter 2004	8.23 €	6.30 €	$9.67	$9.37
Third Quarter 2004	4.23 €	2.68 €	$4.48	$4.28
Fourth Quarter 2004	5,50 €	3,78 €	$6.03	$5.82

Most recent six months
September, 2004	3.35 €	2.64 €	$3.60	$3.45
October, 2004	3.70 €	2.78 €	$4.06	$3.90
November, 2004	7.09 €	3.54 €	$6.87	$6.58
December, 2004	5.72 €	5.03 €	$7.12	$6.94
January, 2005	5.85 €	4.75 €	$7.03	$6.87
February, 2005	5.09 €	4.02 €	$5.95	$6.86
March, 2005	4.19 €	4.03 €	$5.43	$5.31

(Source: http://club.euronext.com, and www.nasdaq.com)

On April 4, 2005, the last reported sale price for our ADSs on The NASDAQ National Market was $5.07 per ADS and the last reported sale price for our shares on the Euronext (Eurolist) was €3.86 per share.

Item 10. Additional Information

Memorandum and articles of association

The description of our statuts filed with the Securities and Exchange Commission on Form F-1, registration number 333-11764, on June 6, 2000, and set forth therein under the section « Description of Share Capital » is incorporated by reference in this Annual Report, except to the extent that it has been updated by the information set forth below. An English translation of our By-Laws is attached as Exhibit 1 to this Annual Report.

All previous references to the Commission des Opérations de Bourse (« COB ») are replaced by the Autorité des Marchés Financiers (« AMF »). All previous references to Sicovam are replaced by Euroclear. All previous references to the Nouveau Marché are replaced by the Euronext (Eurolist).

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

56          Wavecom Annual Report Form 20-F 2004

Back to Contents

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

Composition of share capital

We have only one class of shares. As of December 31, 2004, this class consisted of 15,506,290 authorized ordinary shares all of which shares were outstanding as of such date, with a nominal value €1 per share, resulting in a share capital of €15,506,290 in nominal value, as approved by the Board of Directors on February 4, 2005. This number includes 156,345 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our shareholders.

Dividend and liquidation rights

Upon recommendation of our Board of Directors, our shareholders may decide to allocate all or a part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. Shareholders holding a certain percentage (according to a formula relating to the Company’s share capital) of our shares or a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage (1%) of our voting rights may require our Board of Directors to propose the declaration of a dividend at an ordinary general meeting of shareholders. If shareholders at this meeting approve the proposal, dividends are declared.

Attendance and voting at shareholders’ meetings

Our Board of Directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the tribunal de commerce, the French commercial court, may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by our Board of Directors or, if it fails to call a meeting, by our statutory auditors or by a court- appointed agent. A shareholder or shareholders holding at least 5% of our share capital, a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage (1%) of our voting rights, or the Workers Council or another interested party under certain circumstances, may request that the court appoint an agent. The notice of a meeting must state the agenda for the meeting.

French law requires that a preliminary notice of a listed company’s general shareholders’ meeting be published in the Bulletin des Annonces Légales Obligatoires (“BALO”) at least 30 days prior to the meeting. The preliminary notice must first be sent to the French securities authority, the Authorité des Marchés Financiers (“AMF”) with an indication of the date it is to be published in the BALO. The AMF also recommends that such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders’ vote. Within 10 days of publication, one or more shareholders holding a certain percentage (according to a formula relating to the Company’s share capital) of our share capital, a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage of our voting rights (1%), or the Employee Committee may propose additional resolutions.

Under French law, a quorum requires the presence, in person or by proxy (including those voting by mail) of shareholders having at least (1) 25% of the shares entitled to vote in the case of an ordinary general shareholders’ meeting or at an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 33.3% of the shares entitled to vote in the case of any other extraordinary general shareholders’ meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium.

Wavecom Annual Report Form 20-F 2004          57

Back to Contents

For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. French law regarding quorum requirements as described above do not meet Nasdaq’s quorum requirement of Rule 4350(f) of the rules of the Nasdaq stock market. While Wavecom has received an exemption to this rule from Nasdaq, it makes every effort to encourage shareholder participation at shareholders’ meetings, including holding the meetings at easily accessible sites in central Paris.

Repurchase and redemption of shares

Under French law, we may not acquire our shares except:

(1)	to reduce our share capital under certain circumstances with the approval of our shareholders at an extraordinary general meeting,

(2)	to provide shares for distribution to employees under a profit-sharing or share option plan, and

(3)
for a specific purpose (including stabilization of quotations on a French regulated stock exchange) approved by our shareholders at an ordinary general meeting, such shareholders’ authorization being given for a period to be decided by the shareholders’ resolution and which may not exceed 18 months.

The amounts repurchased under (2) and (3) may not, in either case, result in us holding more than 10% of our issued shares. In the event that such repurchases result in us holding more than 10% of our issued shares, we are required to transfer any shares in excess of the 10% threshold within one year. French law requires that we cancel any shares in excess of this 10% limit that have not been transferred within the one-year period. Shares repurchased under (3) may be cancelled by an extraordinary general shareholders’ meeting, although no more than 10% of our registered capital may be cancelled in any 24-month period.

At a general meeting of shareholders held on June 17, 2002, our shareholders extended until December 16, 2003 our authorization to acquire shares for the purpose of making purchases or sales according to the market situation, making purchases or sales with a view to adjusting the market price by going against market trends, having at its disposal shares to be used in the context of the implementation of share purchase programs intended for employees, having at its disposal shares intended to be handed over in the context of an acquisition or exchange, minimizing the dilution effect in the case of issue of transferable securities, and/or, using the cash surplus. On May 22, 2003, our shareholders renewed this authorization for an additional 18 month period. On May 26, 2004, our shareholders put an end to this authorization and approved a new one. A resolution will be put forth at the general shareholders meeting of May 26, 2005 to approve a new share repurchase program to replace the current one. We are required to notify the AMF (French stock market authority) on a monthly basis of our trading program in our own shares.

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

As of December 31, 2004, we held 156,345 shares at prices ranging from €7.94 to €8.69. All transactions took place during the month of March 2003.

Requirement for holdings exceeding certain percentages

French law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 20%, 33 2/3%, 50% or 66 2/3% of our outstanding voting shares (including a holder of ADS) or the voting rights attached to our shares, or that increases or decreases its shareholding or voting rights thereof by any such percentage, must notify us by registered letter (with return receipt) within 5 trading days of crossing such thresholds either above or below. A resolution relative to this time limit will be brought before the next annual shareholders meeting on May 26, 2005 in order to conform to the most recent regulations concerning financial safety, amended in article L. 233-7 of the French commercial code. The new time limit specifies that declarations must be made “within five trading days, inclusive, from the date that the threshold is crossed by virtue of ownership of the total number of shares held”. Such individual or entity must

58          Wavecom Annual Report Form 20-F 2004

Back to Contents

also notify the AMF by registered letter (with return receipt) within five trading days of crossing such threshold, either above or below. A filing fee, determined by the AMF, may be assessed at the time a declaration is made. Information regarding the passing of thresholds of ownership is made public by the AMF. Failure to comply with the above stated stipulations and at the request of one our several shareholder owing at least 5% of share capital or the voting rights attached to those shares, may result in the suspension of voting rights at all shareholders meetings which could be held up until the expiration of a time limit of two years, inclusive, from the date that a corrective declaration is made. In case of the crossing of the 10% and 20% thresholds, the individual acting alone or in concert with others, must notify the AMF by registered letter (with return receipt) within ten trading days of his intentions as to the objectives he is pursuing. To permit holders to give the required notice, we are required to publish in the BALO (the official journal for legal notifications in France) no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), indicating the date that each such number was last updated. We have only one class of shares. As of December 31, 2004, this class consisted of 15,506,290 authorized ordinary shares all of which shares were outstanding as of such date, with a nominal value €1 per share, resulting in a share capital of €15,506,290 in nominal value, as approved by the Board of Directors on February 4, 2005. This number includes 156,345 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our shareholders.

Material Contracts

In addition to the material contracts previously disclosed, we entered into a cross license agreement with Ericsson in July 2004 and a mutual non-assertion agreement with Mitsubishi in June 2004. For a summary of each of these agreements, see Item 4—Information on the Company—Intellectual Property.

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by us to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank. All credit establishments in France, including all registered banks, are accredited intermediaries.

Neither French law nor our statuts presently impose any restrictions on the ability of non-French holders to hold or vote the Shares.

Taxation

General

The following discussion generally summarizes the material French tax consequences and the material U.S. federal tax consequences of the purchase, ownership and disposition of shares or ADSs by U.S. holders. U.S. holders are holders who are for United States federal income tax purposes:

•	individuals who are citizens or residents of the United States,

•	corporations, or other entities, taxable as corporations, created or organized under the laws of the United States or of any political subdivision thereof or the District of Columbia,

•	estates, the income of which is subject to U.S. federal income taxation regardless of its source, or

•	trusts, the administration of which are subject to the primary supervision of U.S. courts and one or more U.S. persons have the authority to control all substantial decisions of the trusts,

and, solely for purposes of the discussion of French tax consequences below, only the above-described holders:

•	whose ownership of shares or ADSs is not effectively connected with a permanent establishment or fixed base in France,

Wavecom Annual Report Form 20-F 2004          59

Back to Contents

•	who, in the case of individuals or other non-corporate holders, other than partnerships or trusts, are residents of the United States,

•	that, in the case of United States corporations other than regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital,

•
that, in the case of United States corporations that are regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital if less than 20% of such corporation’s shares are owned by persons who are not citizens or residents of the United States,

•
that in the case of partnerships or trusts that are treated as residents of the United States as defined by the income tax convention between the United States and France dated August 31, 1994 (referred to herein as the U.S.-France income tax convention), to the extent that its partners, beneficiaries or grantors are themselves individuals or other non-corporate entities that are residents of the United States, or United States corporations, other than regulated investment companies, that do not own, directly or indirectly, 10% or more of our outstanding voting share capital.

This discussion may not describe all of the tax considerations related to the purchase, ownership and disposition of shares or ADSs that may be relevant to a holder in light of that holder’s particular tax situation. In particular, this discussion deals with holders that hold shares or ADSs as capital assets, as that term is defined in the U.S. Internal Revenue Code, and does not address special tax rules applicable to special classes of taxpayers, such as U.S. expatriates, regulated investment companies, financial institutions, insurance companies, holders that own, directly, indirectly or by attribution, 10% or more of our outstanding voting share capital, tax-exempt organizations, securities dealers, persons subject to the alternative minimum tax, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of shares or ADSs, persons that will hold shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes and persons that have a functional currency other than the U.S. dollar. This discussion will not address the new rules concerning taxation (primarily withholding tax) of foreign source income received by U.S. persons through certain pass-through or deemed pass-through entities by virtue of recent changes made by the Protocol to the French- U.S. income treaty, which was signed by both countries on December 8, 2004 but as of the date of this printing is not yet ratified. The general effect of the changes is to harmonize the tax treatment of foreign source income received from pass-through entities created in the two countries or a third country, with the intention of eliminating double taxation. The following summaries also do not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of shares.

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

Holders of ADSs deemed to be owners of shares. For purposes of the U.S.-France Income Tax Convention, owners of ADSs will be treated as the owners of the shares represented by such ADSs. Exchanges,

60          Wavecom Annual Report Form 20-F 2004

Back to Contents

deposits and withdrawals of shares for ADSs or ADSs for shares by a holder will not result in the imposition of a French tax.

Under prior law, the French tax system allowed a form of tax credit, known as the “avoir fiscal” to individuals and some entities receiving dividend distributions from a French corporation. These rules have changed as follows: French resident individual shareholders will still benefit from the “avoir fiscal” with respect to dividend distributions made during 2004. However, as of January 1, 2005, the “avoir fiscal” system has, with certain exceptions, been terminated and replaced by a rule where, generally speaking, 50% of the dividend is subjected to French income tax. This rule would, by parallel reasoning to the former “avoir fiscal” rule, be expected to apply to non-residents of France as well as residents, but definitive guidelines have not as of this writing been issued by the French tax authorities.

The U.S.-France Income Tax Convention generally provides that an individual shareholder who is resident of the United States and fulfils specific conditions may generally apply to the French tax authorities for the following:

—	a lower rate of withholding tax, generally 15%

and

—
for dividends declared in 2004 but actually distributed in 2005, a refund of the “avoir fiscal, after deduction of withholding tax payable on the “avoir fiscal” providing the application is made prior to 1 January 2006.

In the event that the distributed dividends give rise to the “avoir fiscal” (see bullet point immediately above), a French company must pay a tax known as the “précompte” if it distributes dividends before January 1, 2005 out of profits which have not been taxed at the ordinary corporate income tax rate, or taxed profits related to operations more than five years prior to the distribution.

Starting in 2005, dividend distributions will no longer give rise to the “avoir fiscal” and correspondingly will no longer give rise to a “précompte” due from the company.

Even though the repeal of the “précompte” is theoretically effective in 2005, it will in fact fully disappear starting in 2006, due to a transitional “prélèvement exceptionnel” of 25% on dividend distributions payable in 2005. Unlike the “précompte, this will not be refundable to non-resident shareholders.

We do not expect to pay dividends in the foreseeable future. If we do pay a dividend, U.S. holders are urged to consult their own tax advisors as to the application of the U.S.-France Income Tax Convention and the internal tax law of France to their particular circumstances.

Sale, exchange or other disposition of shares or ADSs. Under the U.S.-France income tax convention, no French tax is levied on any capital gain derived from the sale, exchange or other disposition of shares or ADSs by a U.S. holder.

Estate and Gift Tax

Under the U.S.-France Estate and Gift Tax Convention, dated November 24th, 1978, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, unless the donor or the decedent was domiciled in France at the time of making the gift, or of his or her death, or the shares or ADSs were used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

The new Estate and Gift Tax Protocol, signed on December 8, 2004, but not yet ratified, will not affect the above but will remedy some of the negative estate planning consequences for French nationals, and will treat them generally in the same manner as U.S. citizens.

Wealth Tax

You will not be subject to French wealth tax for your shares or ADSs if both of the following apply to you:

You are not a French resident for purposes of French taxation, and

Wavecom Annual Report Form 20-F 2004          61

Back to Contents

You own less than 10% of Wavecom’s share capital or ADSs, either directly or indirectly, provided your shares do not enable you to exercise influence over Wavecom.

Transfer taxes

Transfers of a listed company’s shares will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed within France. Should such written agreement be executed within France, it would be subject to transfer taxes at the rate of 1% to a maximum of €3,049 per transaction. A stock exchange stamp may be due in some cases.

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

Dividends. Subject to the discussion below under the heading “Passive Foreign Investment Company”, the gross amount of a cash distribution (including the amount of foreign taxes, if any, withheld therefrom) paid on a share or ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). “Avoir fiscal” and “précompte” payments will be considered dividends to the same extent. To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in such share or ADS and thereafter as capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends- received deduction generally allowed to corporate shareholders under the U.S. federal income tax law.

Dividends paid in euro will be includable in income in a U.S. dollar amount based on the prevailing U.S. dollar-euro exchange rate on the date of receipt by the depositary, in the case of ADSs, or the date of receipt by the U.S. holder of shares, whether or not the payment is converted into U.S. dollars at that time. A U.S. holder will have a tax basis in any euro distributed equal to such U.S. dollar amount. Any gain or loss recognized upon a subsequent sale or conversion of the euro generally will be U.S. source ordinary income or loss. A U.S. holder may also recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, on a subsequent conversion or other disposition of the refund of the excess withholding tax initially withheld from a dividend payment if the refund is converted into U.S. dollars at an exchange rate different than the rate used to translate the U.S. holder’s dividend income.

Dividend income is generally taxed as ordinary income. However, as a result of recent U.S. tax legislation, a maximum U.S. federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S. or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a “qualifying treaty”). ADRs backed by our shares are readily tradable on the NASDAQ National Market. In addition, the U.S.-France income tax convention is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our shares or ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions apply.

The amount of foreign income taxes that may be claimed as a credit against U.S. federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for U.S. foreign tax credit purposes.

62          Wavecom Annual Report Form 20-F 2004

Back to Contents

We do not expect to pay dividends in the foreseeable future. If we do pay a dividend, U.S. holders are urged to consult their own tax advisors as to the application of the U.S.-France income tax convention and the Jobs and Growth Tax Relief Reconciliation Act of 2003 as well as the American Jobs Creation Act of 2004, the Working Families Tax Relief Act of 2004, and other significant developments that took place throughout 2004.

Sale, exchange or other disposition of shares or ADSs. Unless a non-recognition provision applies, upon a sale, exchange or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized (determined in U.S. dollars) upon the disposition and such U.S. holder’s adjusted tax basis in the shares or ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Company”, such gain or loss generally will be a capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the share or ADS for more than one year at the time of the disposition. If the U.S. holder is an individual, trust or estate, long-term capital gain realized upon a disposition of a share or ADS after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of shares or ADSs held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder’s marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. U.S. holders should consult their own tax advisors regarding the availability of this offset.

No French tax is imposed on the capital gains of a U.S. holder arising from the sale, exchange or other disposition of shares or ADSs provided that certain requirements of the U.S.-France income tax are satisfied. See “French Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Shares or ADSs”. In the event that French tax is imposed on capital gains from the sale, exchange or other disposition of shares or ADSs, U.S. holders should consult their own tax advisors with respect to their ability based on their particular circumstances to claim a credit for such tax against their U.S. federal income.

The surrender of ADSs in exchange for shares and the surrender of shares in exchange for ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, a U.S. holder will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company. We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2004, or for future taxable years. However, a company’s status as a PFIC is a factual determination made on a year to year basis and depends on, among other things, a valuation of the company’s assets, including goodwill and other intangible assets. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful.

We will be classified as a PFIC in a particular taxable year if either:

•	75% or more of our gross income for the taxable year is “passive income,” which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

•
the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

If we are classified as a PFIC, generally any gain recognized by a U.S. holder upon the sale or disposition of our shares or ADSs, or the receipt of certain distributions, would be treated as ordinary income. In this case, this income would be allocated over the U.S. holder’s holding period for the holder’s shares or ADSs, would be taxed at the highest applicable tax rate in effect for the year to which it is allocated, and an interest charge would be imposed on the amount of deferred tax attributable to the income allocated to prior taxable years.

If we were determined to be a PFIC, however, a U.S. holder could elect to treat the shares or ADSs as an interest in a qualified electing fund, by making a “QEF Election,” in which case, the holder would be required to include in income the holder’s proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain subsequently recognized upon the sale by the holder of the shares or ADSs would generally be taxed as a capital gain. Alternatively, if our stock were treated as marketable stock for PFIC purposes, a U.S. holder could make a “Mark-to-Market Election”, pursuant to which the holder would be required to include as ordinary income annually the excess of the fair market value of the shares or ADSs over the holder’s tax basis therein. Any gain subsequently recognized upon the disposition by the holder of the shares or ADSs would also

Wavecom Annual Report Form 20-F 2004          63

Back to Contents

be taxed as ordinary income in the year of the disposition. The holder’s basis in the shares or ADSs would be adjusted to reflect any such income amounts.

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

Information reporting and backup withholding. Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or other disposition of shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding (currently at a 30% rate). Backup withholding will not apply to a U.S. holder, however, if the holder furnishes a correct taxpayer identification number and makes any other required certification or if the holder is otherwise exempt from backup withholding. If the U.S. holder is required to establish the holder’s exempt status or provide other certifications, the holder generally must provide such certifications on U.S. Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required supporting information.

Documents on Display

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information are available on the SEC’s Edgar website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may be obtained, upon written request, from The Bank of New York, as depositary, at its office located at 101 Barclay Street, New York, NY 10286.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors, including those set forth in the Risk Factors section.

As of December 31, 2004, all of our cash and cash equivalents were classified as available-for-sale. The principal portion of our investments are not subject to interest rate risk; however, declines in interest rates over time will reduce our interest income. A hypothetical 10% move in interest rates would have an insignificant effect on our financial position, results of operations and cash flows. We do not have any investments in equity or debt securities traded in the public markets, nor do we currently use interest rate derivative financial instruments. Therefore, we do not currently have any direct equity price risk.

We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2004, we recorded 51.7% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars, which are closely tied to the U.S. dollar. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 41.6% of our cost of revenues and operating expenses in 2004. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange loss of €578,000 in 2004, a net foreign exchange loss of €2,065,000 in 2003 and a net foreign exchange loss of €10,857,000 in 2002.

64          Wavecom Annual Report Form 20-F 2004

Back to Contents

We began to use a combination of options and forward exchange contracts in order to minimize the risk to our estimated net dollar cash flows. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions, with the fair market value of the instruments being recorded on our balance sheet and their changes in market value recognized in our profit and loss accounts at the end of each accounting period.

See also Item 5: “Operating and Financial Review and Prospect—Impact of currency fluctuations” and Note 5 to our consolidated financial statements.

Item 12. Description of Securities other than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

In 2002, we used approximately €27.3 million to purchase property and equipment. In 2003, we used approximately €11.2 million to purchase property and equipment. In 2004, we used approximately €2.6 million to purchase property and equipment.

Item 15. Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, except as otherwise disclosed below, as of December 31, 2004, our disclosure controls and procedures were designed to ensure that material information relating to Wavecom, including its consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, particularly during the period in which this Annual Report was being prepared.

In Feburary 2005, during the process of closing our financial statements for the year ended December 31, 2004, the Company’s management, together with Ernst & Young Audit, our independent registered public accounting firm, identified an error in accounting related to our deferred income tax during the year ended December 31, 2003. We believe that the error was the result of a material weakness in internal control over financial reporting (as defined by the Public Company Accounting Oversight Board’s Auditing Standard No. 2), and we decided to restate our U.S. GAAP financial statements for the fiscal year 2003. On February 28, 2005, we filed an amended Annual Report on Form 20-F/A for the year ended December 31, 2003, with the U.S. Securities and Exchange Commission. The adjustments in our restated financial accounts reflected an increase of approximately €5 million in income tax expense for fiscal year 2003. Our net result for the year ended December 31, 2003, was restated to a net loss of €31.1 million from the previously published net loss of €25.9 million.

The Audit Committee of the Company’s Board of Directors, and the Board of Directors itself, have reviewed the reports of management and Ernst & Young Audit with respect to this matter, including management’s recommendations regarding how to remedy the material weakness at Wavecom.

We intend to implement a more stringent review process over the filing of tax returns and preparation of our deferred tax computations on a prospective basis during the first half of 2005. We intend to outsource the review of all recurrent tax declarations to an outside reputable firm.

Other than the change described above with regard to the filing of tax returns and the preparation of our deferred tax computations, which is to take effect on a prospective basis during the first half of 2005, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act)

Wavecom Annual Report Form 20-F 2004          65

Back to Contents

occurred during the fiscal year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one audit committee financial expert, Stephen Imbler, serving on our Audit Committee.

Item 16B. Code of Ethics for Financial Officers

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

Audit Fees

Ernst & Young Audit billed us approximately €314,000 for audit services for fiscal 2004, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K. Ernst & Young Audit billed us approximately €356,000 for audit services for fiscal 2003.

Rouer, Bernard, Bretout, our co-auditor for French statutory purposes, billed us approximately €102,000 for statutory audit services for fiscal 2004. Rouer, Bernard, Bretout billed us approximately €133,000 for audit services for fiscal 2003.

Audit-Related Fees

Ernst & Young Audit billed us approximately €9,000 for audit-related services for fiscal 2004. Audit-related services principally include reports required to be issued for French statutory purposes. Ernst & Young Audit billed us approximately €22,000 audit-related services for fiscal 2003.

Rouer, Bernard, Bretout billed us approximately €12,000 for audit-related services for fiscal 2004. Audit-related services principally include reports required to be issued for French statutory purposes. Rouer, Bernard, Bretout billed us approximately €20,000 for audit-related services for fiscal 2003.

Tax Fees

Ernst & Young member firms billed us approximately €11,000 for tax services, including principally fees associated with tax compliance services at foreign subsidiaries for fiscal 2004. Ernst & Young member firms billed us approximately €7,000 for tax services in fiscal 2003.

All Other Fees

Ernst & Young member firms did not billed us services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2004. Ernst & Young member firms billed us approximately €16,000 for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2003. In fiscal 2003, such other services included legal fees.

Pre-Approval Policies for Audit and Non-Audit Services

Prior to the engagement of Ernst & Young Audit and Rouer, Bernard, Bretout each year, the engagements are approved by our Board of Directors and by vote of our shareholders at our annual general meeting. Our audit committee has also adopted its own rules of procedure. The audit committee’s rules of procedure provide for a

66          Wavecom Annual Report Form 20-F 2004

Back to Contents

process with respect to the prior approval of all non-audit services to be performed by our independent auditors or our statutory auditors. Our Board of Directors also reviews the internal control, disclosure and audit processes.

In fiscal 2004, our audit committee approved all of the audit services provided by Ernst & Young Audit and Rouer, Bernard, Bretout, and all of the audit-related services or tax consulting services provided by Ernst & Young Audit and Rouer, Bernard, Bretout and all of the other services provided by Ernst & Young Audit and Rouer, Bernard, Bretout.

In July 2004, our independent registered public accountant, Ernst & Young Audit (“E&Y”), notified the SEC, the Public Company Accounting Oversight Board and Wavecom’s audit committee and Board of Directors that certain non-audit work it has performed in China has raised questions regarding E&Y’s independence with respect to its performance of audit services to some of its clients. The Beijing representative office of Wavecom was one of them.

During fiscal year 2003 and through May 2004, E&Y performed certain tax services including tax calculation and return preparation services for Wavecom’s representative office in Beijing. Fees paid to E&Y for these services amounted to USD 5,544. E&Y disclosed that, in the course of providing these services, its affiliate in China held tax related funds of the representative office and paid such funds to the applicable tax authorities in settlement of the relevant taxes. E&Y discontinued this handling of funds in May 2004.

Wavecom, its audit committee and E&Y have considered the impact the providing of these services may have had on E&Y’s independence with respect to the Company and each has concluded there has been no impairment of E&Y’s independence. In making this determination, the Company’s audit committee considered that the branch involved was not material to the consolidated financial statements of the Company and that neither the amount of associated fees received by E&Y nor the amount of funds involved was significant. In addition, E&Y has informed the Company that none of its personnel involved in providing these tax services performed any audit or audit-related services for Wavecom.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of our equity securities by Wavecom S.A. or affiliated purchasers during the period covered by this annual report.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements are filed as part of this annual report:

Wavecom Annual Report Form 20-F 2004          67

Back to Contents

Item 19. Exhibits

Exhibit Index

1*	Statuts (ByLaws) of the Registrant, updated as of February 6, 2004 (English Translation).

2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F1, File No. 33310372).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F1, File No. 33310372).

4.1**
GSM Essential Properties CrossLicense Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F1, File No. 33310372).

4.2**
Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 24, 2000).

4.3**
Agreement between Funkanlagen and Wavecom S.A. dated February 25, 2000 (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 24, 2000).

4.4**
GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001 (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20F, filed with the Commission on June 28, 2002).

4.5**
Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31, 2001 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20F, filed with the Commission on June 28, 2002).

4.6**
GSM patent non assertion agreement with NEC Corporation, effective November 19, 2002 (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 21, 2003).

4.7**
Patent License Agreement with Thomson Licensing S.A. and Alcatel S.A., effective January 1, 2003 (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 21, 2003).

4.8**
Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Nokia Corporation, effective as of December 31, 2003. (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F, filed with the Commission on April 16, 2003).

4.9**
Agreement relating to the supply of Compact 605 with WISMO Flex products dated October 20, 2003, between Wavecom Asia Pacific Limited and TCL Mobile Communications (HK) Co. Ltd. (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F, filed with the Commission on April 16, 2003).

4.10*+	GSM patent non-assertion agreement with Mitsubishi Electronics Corporation, effective June 30, 2004.

4.11*+	Global patent cross-license agreement for GSM, GPRS and EDGE with Telefonaktiebolaget LM Ericsson effective July 1, 2004.

8*	List of subsidiaries of the Registrant.

10*	Consent of Ernst & Young Audit.

12.1*	Certification of the Chief Executive Officer.

12.2*	Certification of Chief Financial Officer.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

68          Wavecom Annual Report Form 20-F 2004

Back to Contents

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

**	The Registrant has received confidential treatment of portions of this agreement.

+	The Registrant has requested confidential treatment of portions of this agreement, which portions have been filed separately with the Commission.

Wavecom Annual Report Form 20-F 2004          69

Back to Contents

SIGNATURE

Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAVECOM S.A.

Date: April 7, 2005	By: /s/ CHANTAL BOURGEAT

Chantal Bourgeat Chief Financial Officer

70          Wavecom Annual Report Form 20-F 2004

Back to Contents

WAVECOM S.A.

Wavecom Annual Report Form 20-F 2004          F-1

Back to Index

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Wavecom S.A.

We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 2002, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of Wavecom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wavecom, S.A. at December 31, 2002, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

Represented by Jean-Yves Jégourel

Paris-La Défense, France
February 10, 2005

F-2          Wavecom Annual Report Form 20-F 2004

Back to Index

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Years ended December 31,

	2002	2003	2004

Revenues:
Product sales	€549,543	€271,773	€149,974
Technology development and other services	1,546	3,855	1,580

Total revenues	551,089	275,628	151,554
Cost of revenues:
Cost of goods sold	371,919	168,465	107,134
Cost of services	4,709	4,704	8,391

Total cost of revenues	376,628	173,169	115,525

Gross profit	174,461	102,459	36,029
Operating expenses:
Research and development	64,093	62,123	47,083
Sales and marketing	26,600	27,766	15,685
General and administrative	26,163	39,141	30,122
Impairment of intangible assets	—	4,244	1,768
Restructuring costs	—	—	22,247
Deferred compensation amortization	1,587	205	—

Total operating expenses	118,443	133,479	116,905

Operating income (loss)	56,018	(31,020)	(80,876)
Other income (expense):
Gain on sales of long-term investments	—	—	1,166
Interest expense	(527)	(581)	(533)
Interest income	3,686	3,348	2,077
Foreign exchange losss	(10,857)	(2,065)	(578)

Income (loss) before minority interest and income taxes	48,320	(30,318)	(78,744)
Minority interest.	(323)	(38)	—

Income (loss) before income taxes	48,643	(30,280)	(78,744)
Income tax expense	6,556	861	13

Net income (loss)	€42,087	€(31,141)	€(78,757)

Basic net income (loss) per share	€2.82	€(2.06)	€(5.14)

Diluted net income (loss) per share	€2.74	€(2.06)	€(5.14)

Number of shares used for computing:
—basic net income (loss) per share	14,943,048	15,098,795	15,317,661
—diluted net income (loss) per share	15,348,985	15,098,795	15,317,661

See notes to financial statements

Wavecom Annual Report Form 20-F 2004          F-3

Back to Index

WAVECOM S.A.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,

	Note	2002	2003	2004

ASSETS
Current assets:
Cash and cash equivalents		€119,416	€110,705	€53,318
Short-term investments		15,112	—	—
Accounts receivable (less allowance for doubtful accounts of €243, €1,866 and €3,233 at December 31, 2002, 2003 and 2004, respectively)		85,921	44,622	22,864
Inventory	3	30,205	33,809	16,409
Value added tax recoverable		6,430	2,235	1,102
Prepaid expenses and other current assets	5	9,335	11,442	5,481
Recoverable taxes		—	7,670	—
Deferred tax assets, current portion	12	3,889	1,059	—

Total current assets		270,308	211,542	99,174
Other assets:
Other intangible and tangible assets, net	4	29,624	27,862	12,617
Goodwill	6	4,807	—	—
Long-term investments		14,152	16,502	9,017
Other assets		5,102	9,410	5,295
Research tax credit	12	—	1,355	1,486
Deferred tax assets	12	8,041	8,558	9,617

Total assets		€332,034	€275,229	€137,206

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		€99,937	€85,995	€36,393
Accrued compensation		10,488	7,208	8,089
Other accrued expenses	8	36,367	35,655	32,217
Current portion of capitalized lease obligations	7	214	855	466
Deferred revenue and advances received from customers		4,100	1,420	820
Income tax payable		13,605	—	—
Other liabilities		179	71	731

Total current liabilities		164,890	131,204	78,716
Long-term liabilities:
Long-term portion of capitalized lease obligations	7	287	425	302
Other long-term liabilities		—	6,267	1,732

Total long-term liabilities		287	6,692	2,034

Minority interest		38	—	—
Commitments and contingencies		—	—	—
Shareholders’ equity:
Shares, €1 nominal value; 15,107,890 shares authorized, issued and outstanding at December 31, 2002; 15,342,789 shares authorized, issued and outstanding at December 31, 2003; 15,506,290 shares authorized, issued and outstanding at December 31, 2004		15,108	15,343	15,506
Additional paid in capital		135,954	136,460	137,039
Treasury stock at cost (156,345 shares at December 31, 2003 and 2004)		—	(1,312)	(1,312)
Deferred compensation		(975)	(323)	—
Retained earnings (deficit)		16,416	(14,587)	(93,344)
Accumulated other comprehensive income (loss)		316	1,752	(1,433)

Total shareholders’ equity		166,819	137,333	56,456

Total liabilities and shareholders’ equity		€332,034	€275,229	€137,206

See notes to financial statements

F-4          Wavecom Annual Report Form 20-F 2004

Back to Index

WAVECOM S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

							Accumulated
	Shares		Additional			Retained	Other	Total
			paid in	Treasury	Deferred	Earnings	Comprehensive	Shareholders’
	Shares	Amount	capital	Stock	Compensation	(Deficit)	Income (loss)	Equity

Balance at January 1, 2002	14,810,614	€14,811	€135,013	€—	€(2,991)	€(25,671)	€722	€121,884

Forfeiture of options and founders’ warrants			(5)		5
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			190		(190)
Amortization of deferred compensation					2,201			2,201
Issuance of shares in connection with the exercise of 154,075 founders’ warrants and 25,026 options at an exercise price of €2.29	179,101	179	231					410
Issuance of shares in connection with the exercise of 98,173 founders’ warrants and 15,318 options at an exercise price of €4.57	113,491	113	405					518
Issuance of shares in connection with the exercise of 4,684 options at an exercise price of €26.68	4,684	5	120					125
Comprehensive income:
Net income						42,087		42,087
Foreign currency translation							(406)	(406)

Total comprehensive income								41,681

Balance at December 31, 2002	15,107,890	15,108	135,954	—	(975)	16,416	316	166,819

Purchase of treasury stock				(1,312)				(1,312)
Repurchase of minority interest			(249)			138		(111)
Forfeiture of options and founders’ warrants			(116)		116			—
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			315		(315)			—
Amortization of deferred compensation					756			756
Issuance of shares in connection with the exercise of 123,979 founders’ warrants at an exercise price of €2.29	123,979	124	160					284
Issuance of shares in connection with the exercise of 101,096 founders’ warrants and 9,824 options at an exercise price of €4.57	110,920	111	396					507
Comprehensive income:
Net loss						(31,141)		(31,141)
Unrealized gain on financial instruments							4,135	4,135
Foreign currency translation					95		(2,699)	(2,604)

Total comprehensive loss								(24,349)

Balance at December 31, 2003	15,342,789	15,343	136,460	(1,312)	(323)	(14,587)	1,752	137,333

Amortization of deferred compensation					350			350
Issuance of shares in connection with the exercise of 2.388 founders’ warrants at an exercise price of €2.29	2,388	2	3					5
Issuance of shares in connection with the exercise of 155.616 founders’ warrants and 5.497 options at an exercise price of €4.57	161,113	161	576					737
Comprehensive income:
Net loss						(78,757)		(78,757)
Unrealized loss on financial instruments							(4,285)	(4,285)
Foreign currency translation					(27)		1,100	1,073

Total comprehensive loss								(81,969)

Balance at December 31, 2004	15,506,290	€15,506	€137,039	€(1,312)	€—	€(93,344)	€(1,433)	€56,456

See notes to financial statements

Wavecom Annual Report Form 20-F 2004          F-5

Back to Index

WAVECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	€42,087	€(31,141)	€(78,757)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization of intangible and tangible assets	13,373	14,193	13,468
Impairment of intangible and tangible assets	—	4,244	4,313
Loss on sales and retirement of tangible assets	14	38	1,297
Gain on sales of long term investment	—	—	(1,166)
Amortization of deferred stock compensation and forfeitures of options and founders warrants	2,200	756	350
Minority interest	(323)	(38)	—
Deferred taxes	(11,931)	10,872	1,059
Changes in operating assets and liabilities:
Accounts receivable	(49,192)	29,909	20,318
Inventory	(17,539)	(5,092)	17,238
Value added tax recoverable	15,821	4,195	1,133
Research tax credit reimbursed	813	—	—
Prepaid expenses and other current assets	2,970	(5,369)	9,323
Recoverable taxes	—	(9,913)	(1,191)
Accounts payable and other accrued expenses	21,234	(3,652)	(50,701)
Accrued compensation	5,083	(3,710)	1,150
Deferred revenue and advances received from customers	1,887	(2,136)	(541)
Income tax payable	13,605	(13,605)	—
Other payables	(99)	59	(71)
Other	1,864	4,815	296

Net cash provided (used) by operating activities	41,867	(5,875)	(62,482)

Cash flows from investing activities:
Disposal (acquisition) of short-term investments	(12,104)	15,111	—
Disposal (acquisition) of long-term investments	(10,676)	(2,350)	7,004
Repurchase of minority interest in Arguin	—	(249)	(1,768)
Purchases of intangible and tangible assets	(27,307)	(11,241)	(2,554)
Proceeds from sale of intangible and tangible assets	177	76	758
Proceeds from sale of long-term investments	—	—	1,647

Net cash provided by (used in) investing activities	(49,910)	1,347	5,087

Cash flows from financing activities:
Repayment of loans	(488)	—
Principal payments on capital lease obligations	(237)	(743)	(954)
Purchases of treasury stock	—	(1,312)	—
Proceeds from exercise of stock options and founders’ warrants	1,054	791	742

Net cash provided by (used in) financing activities	329	(1,264)	(212)

Effect of exchange rate changes on cash and cash equivalents	(1,842)	(2,919)	220

Net decrease in cash and cash equivalents	(9,556)	(8,711)	(57,387)
Cash and cash equivalents, beginning of year	128,972	119,416	110,705

Cash and cash equivalents, end of year	€119,416	€110,705	€53,318

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	515	668	436
Income tax	462	21,296	146
Non-cash financing activities:
Equipment capital leases	321	1,597	458

See notes to financial statements

F-6          Wavecom Annual Report Form 20-F 2004

Back to Index

WAVECOM S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of business and summary of significant accounting policies

Nature of business

Wavecom is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on Euronext (Eurolist), Paris in France and on the Nasdaq (National Market) exchange in the U.S. It provides the wireless market with complete technology solutions for vertical applications (including automobiles, industrial machine-to-machine, and mobile professional) and personal communications devices or “PCD” (including telephone handsets, a business line the Company exited in 2004). Wavecom’s complete solutions are based on GSM, GPRS and CDMA mobile communications standards and include products called the Wismo (Wireless Standard Module) which are compact standardized devices that contains substantially all of the software, hardware and other technology (including memory) needed to enable wireless communications targeting vertical applications. Wavecom also manufactures a line of wireless modems which also addresses vertical applications. Wavecom’s complete wireless solutions are sold via its direct sales force and a network of value added distributors and manufacturers representatives.

Starting in 2003, market competition had intensified substantially, particularly in Asia and Wavecom’s major customers became less dependent on our technology since they had improved their own wireless manufacturing capabilities. In addition, the Chinese domestic market for mobile telephones, our major customers’ principal market, increasingly demanded low-cost products, whereas the Company’s technology and pre-packages solutions were better adapted to high-end, feature-rich telephones. As a result, prices for Wavecom’s products and total revenues declined significantly.

Accordingly, in early 2004, Wavecom management put a new organization structure in place in order to position the Company to address these market changes. The new structure included the establishment of two business units; one dedicated to Personal Communications Devices applications and the other to vertical market applications. Later in 2004, Management announced a second restructuring plan aimed at significantly reducing our operating expenses primarily through headcount reductions. Finally, in September 2004, Management further restructured the organization to focus on accelerating growth in its vertical markets business and to announce the exit from the handset market and the termination of semiconductor development program. The Company’s new structure and restructuring plans has resulted in significant headcount reductions, primarily from the closure of the PCD business unit and the semiconductor design group, as well as reductions of support functions in Asia and France.

Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Wavecom S.A., its wholly-owned subsidiaries Wavecom, Inc. (a Delaware corporation) and Wavecom Asia Pacific Ltd. (a Hong Kong corporation), both of which commenced operations in 1998; Wavecom Korea Co. Ltd and Wavecom Deutschland GmbH, branches transformed into subsidiaries in 2002; Wavecom Northern Europe Ltd (an English company) created in 2003 and Arguin Communications Inc. (61.88% controlling interest purchased in October 2000 increased to 100% during the year-ended December 31, 2004). Inter-company accounts and transactions have been eliminated in consolidation. Certain prior year amounts may have been reclassified to conform to current year presentation.

Foreign currency

The reporting currency of Wavecom, for all years presented, is the euro (€).

The functional currency of each subsidiary is its local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement

Wavecom Annual Report Form 20-F 2004          F-7

Back to Index

accounts at average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Foreign currency translation gains and losses are recorded as a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses are reflected in net income.

Financial instruments

Wavecom operates internationally, giving rise to exposure to changes in foreign currency exchanges rates, the U.S. dollar in particular.

Wavecom uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollar. The Company complies with the Financial Accounting Standards Board issued Statement No 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended, SFAS 133 requires the recognition of all financial instruments including derivatives at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as an accounting hedge and the type of hedge transaction. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Fair value is determined by reference to published exchange rates.

Revenue recognition

The Company generally recognizes revenues from product sales composed of wireless standard modules, wireless modems and, to a lesser extent, from services related to technical support to customers.

Revenue from product sales is recognized at the time the products are shipped and the title has been passed.

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

Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses totaled €564,000 in the year ended 2004, decreasing from €6,699,000 in 2003, year of Wavecom’s first press campaign, started at the end of 2002 and finished during the first half of 2003. These expenses totalled €1,715,000 for the year ended December 31, 2002.

Net income (loss) per share

Net income (loss) per share amounts are computed using the weighted average number of shares outstanding.

In accordance with SFAS 128 Earnings per Share, basic and diluted earnings per share are presented. Basic earnings per share excludes the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. The effect of options and warrants outstanding in 2003 and 2004 have been excluded from the calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2003 and 2004, and their effect is anti-dilutive. In 2002, diluted earnings per share includes the effects of dilutive options and warrants as if they had been exercised.

F-8          Wavecom Annual Report Form 20-F 2004

Back to Index

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and derivatives.

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in five major banks and financial institutes in Paris and three major banks in Hong Kong.

At the end of 2003, Wavecom decided to consolidate all production with one sub-contractor located in China. Most of the transfer was effective during 2004. During the year 2004, Wavecom temporarily kept a portion of its production with the same sub-contractor also based in Romania. Wavecom believes that alternate sub-contractors can be identified if the current manufacturer in China is unable to meet Wavecom’s requirements.

Wavecom sells its products to customers in a variety of industries principally in Europe, Asia/Pacific, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands):

Year ended December 31,	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance

2002	€328	€119	€204	€243
2003	243	1,623	—	1,866
2004	1,865	1,412	44	3,233

The allowance for doubtful accounts at December 31, 2003 was related primarily to two European distributors, who were replaced during 2003 as Wavecom expanded it distribution network in the region. Wavecom is in litigation with one of these distributors in an attempt to recover a total of €700,000 owed to Wavecom. During fiscal year 2004 Wavecom recorded a provision mainly for the following two items: 1) accounts receivable of €685,000 from an Asian customer who entered into bankruptcy proceedings during the third quarter of 2004 and 2) $485,000 for accounts receivable in Wavecom, Inc due for more than 6 months for which recovery is considered as not probable.

For the years ended December 31, 2002, 2003 and 2004, certain customers represented revenues in excess of 10% of Wavecom’s total consolidated revenues. The amounts of annual revenues, and corresponding outstanding accounts receivable at December 31, from these customers were as follows (in thousands):

	2002		2003		2004

	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable

Customer A	€14,024	€1,732	€21,840	€5,030	€18,578	€3,250
Customer B	13,790	3,309	33,284	9,353	16,298	4,078
Customer C	368,402	56,633	53,505	4,618	16,083	1,264
Customer D	12,249	3,925	50,493	5,711	3,737	—
Customer E	42,047	594	5,674	—	—	—

Sales to customers by geographic region are summarized as follows (in thousands):

	Years ended December 31,

	2002	2003	2004

China	€396,030	€159,339	€51,060
South Korea	47,835	17,069	3,497
Rest of Asia	8,294	14,712	22,731
France	9,401	9,226	19,157
Rest of Europe	51,613	57,667	44,408
Americas	25,082	7,604	6,324
Rest of world	12,834	10,011	4,377

	€551,089	€275,628	€151,554

Wavecom Annual Report Form 20-F 2004          F-9

Back to Index

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

Substantially most of the Company’s long-lived assets are located in France and at our contract manufacturer’s production facilities.

Cash and cash equivalents

Wavecom considers all highly liquid investments with insignificant interest risk, and purchased with an original maturity of three months or less, to be cash equivalents. At December 31, 2002, 2003 and 2004, Wavecom had amounts of €92,826,000, €101,441,000 and €47,628,000 respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates.

Short-term investments

As of December 31, 2002, the Company held deposit certificates of €15,112,000. These investments were classified as available-for-sale and were carried at amortized cost which approximated market value at December 31, 2002. These certificates matured during 2003.

Inventory

Inventories are valued at the lower of cost or market.

Value added tax recoverable

Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 2002, 2003 and 2004, the Company had value added tax credits, immediately recoverable, of €2,350,000, €750,000 and €355,000, respectively.

Other intangible and tangible assets, net

Other intangible and tangible assets are stated at cost less accumulated amortization and depreciation. Leases are capitalized in accordance with Financial Accounting Standards Board Statement No 13 Accounting for leases (SFAS 13). Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Laboratory equipment	2-5 years
Computer equipment and purchased software	1-4 years
Furniture and office equipment	3-5 years
Leasehold improvements	10 years, or lease term if less

Amortization of capitalized leased equipment is included in depreciation expense.

Wavecom reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that a long-lived asset, or group of assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flow over the remaining life of the long-lived assets, or group of assets in measuring whether the carrying value is recoverable. If an asset, or group of assets are not recoverable, an impairment loss would be measured by reducing the carrying value to fair value, based on a discounted cash flow analysis.

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

F-10          Wavecom Annual Report Form 20-F 2004

Back to Index

Long-term investments

In October 2000, the Company purchased convertible preferred shares representing less than 1% of the capital of Cambridge Silicon Radio (C.S.R.), a British company, for €1,197,000. The cost method is used to account for this investment because the Company does not have the ability to exercise significant influence over the investee’s operating and financial policies. During 2001 the Company recorded a provision for €716,000 to reflect the estimated decline in value of the investment. The estimated loss was determined based on a valuation used in prior capital contributions for C.S.R. No additional impairment charges were considered necessary during the years ended December 31, 2002 and 2003. These shares were sold during the year 2004 and resulted in a capital gain amounting to €1,166,000.

Bank guarantees of €2,868,000 and €13,110,000 were issued in December 2000 and in July 2002 in favour of the owners of leased office space, in order to secure annual lease payments. Following the anticipated exit of the old lease and with the release of two floors of current offices, the first guarantee was entirely cancelled and the second was reduced. These guarantees were secured by pledge of certificates of deposit and mutual funds. These investments have been classified as long-term assets in the consolidated balance sheet and amounted to €13,671,000, €16,021,000 and €9,017,000 at December 31, 2002, 2003 and 2004, respectively.

Other assets

Other assets primarily include security deposits for leased properties.

Accrued royalties

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies are patented by third-parties and Wavecom uses these essential technologies. Some of the patents Wavecom uses are under licensing agreements for which Wavecom pays royalties. Other technologies Wavecom uses are not with license rights. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom’s products. Two contracts were signed in 2004 and Wavecom is in the process of negotiating with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products and, as such, may request royalty payments for the use of such technology. The Company accrues the estimated cost of royalties, which may be due to other patent holders in connection with their technologies based on a percentage of consolidated product revenues, derived from past experience. The ultimate royalty paid by the Company may differ from the amounts accrued.

Royalty costs are recorded as cost of goods sold in the Company’s Statement of Operations.

Warranty accrual

The Company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the product is shipped and title passes. The provision is calculated based on a statistical rate which is continually revised for specific warranty issues and actual experience.

Factors that affect Wavecom’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Fair value of financial instruments

At December 31, 2002, 2003 and 2004, the carrying values of current financial instruments such as cash equivalents, accounts receivable, accounts payable, other receivables and accrued liabilities approximated their market values, based on the short-term maturities of these instruments. There was no long-term debt at December 31, 2002, 2003 or 2004.

Other long term liabilities

As of December 31, 2003 and 2004, other long term liabilities include a lease incentive payment received from one office landlord which is being amortized over the lease term.

Wavecom Annual Report Form 20-F 2004          F-11

Back to Index

Income taxes

In accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Tax, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial reported amount and the related tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Employee stock options and warrants

Wavecom accounts for stock options and warrants granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation expense is recognized for stock options and warrants issued to employees with an exercise price equal to the fair value of the underlying shares at the measurement date which is generally the grant date. Options and warrants issued with an exercise price less than the fair value result in deferred compensation which is amortized to expense over the related vesting period.

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

The fair value for these options and founders’ warrants was estimated at the date of grant using a option pricing model with the following assumptions for the years ended December 31, 2002, 2003 and 2004: risk-free interest rates of 4.00% for 2002, 3.00% for 2003 and 3.56% for 2004, no expected dividends, volatility factors of 0.74 for 2002, 0.97 for 2003 and 0.69 for 2004, and a weighted average expected life of the options and founders’ warrants of 5 years.

	Years ended December 31

	2002	2003	2004

	(In thousands, except per share data)
Net income (loss), as reported	€42,087	€(31,141)	€(78,757)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	2,200	756	350
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(32,183)	(14,677)	(7,540)

Pro forma net income (loss)	€12,104	€(45,062)	€(85,947)

Earnings per share:
Basic—as reported	€2.82	€(2.06)	€(5.14)
Basic—pro forma	€0.81	€(2.98)	€(5.61)
Diluted—as reported	€2.74	€(2.06)	€5.14)
Diluted—pro forma	€0.79	€(2.98)	€(5.61)

Accumulated other comprehensive income (loss)

Wavecom reports comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income.

Accumulated other comprehensive income (loss) consists of (i) foreign currency translation adjustments for €(1,283,000), €(2,383,000) and €(316,000) at December 31, 2004, 2003 and 2002, respectively and (ii) unrealized gains and losses on cash flow hedges under SFAS 133 for €(150,000) and €4,135,000 at December 31, 2004 and 2003, respectively.

F-12          Wavecom Annual Report Form 20-F 2004

Back to Index

Segment reporting

Following the reorganisation of the Company in 2004 based on the creation of directions by geographical markets, the Company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the Company’s Chief Executive Officer is now using such segment reporting to allocate resources.

This new structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). The regions are supported from a product standpoint by marketing, research and development, operations (manufacturing), strategy and planning departments. From an administrative standpoint, the Company is supported by finance, human resources and quality departments.

Each of these regions has responsibility for developing customer relations, for supporting the customer on the technical subjects, for applying locally the marketing strategy and for preparing sales forecasts.

Support functions are mainly based in the Headquarters in France but some people are located in the APAC and Americas regions, in particular in the finance, Information Technology, Human resources areas and a part of Research and Development teams. Management tools have been implemented to follow the performance and costs of the regions and of the support functions.

The related financial information is described in Note 17.

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends FASB Statement No. 95, Statement of Cash Flows (“SFAS 95”). Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123R must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. Wavecom expects to adopt SFAS 123R on July 1, 2005.

SFAS 123R permits public companies to adopt its requirements using one of two methods:

1.      A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

2.      A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS 123R using the modified-prospective method.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had Wavecom adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in the current note to these consolidated financial statements.

Wavecom Annual Report Form 20-F 2004          F-13

Back to Index

2.	Acquisitions

On May 13, 2004, and pursuant to a memorandum of understanding made in the fourth quarter 2003, Wavecom purchased the remaining 38.12% minority interest in its subsidiary Arguin Communication Inc., which is mainly involved in the handset business. The purchase price paid was $2,161,329 (€1,768,000). As a result of the Company’s planned restructuring (see note 11) which included the closure of its PCD business, the Company impaired the acquired assets associated with this acquisition.

3.	Inventory

Components of inventory are:

	December 31,

	2002	2003	2004

	(in thousands)
Purchased components and raw materials	€—	€—	€324
Finished goods	11,844	11,830	5,164
Components and finished goods held by contract manufacturers	18,361	21,979	10,921

	€30,205	€33,809	€16,409

Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by the contract manufacturer.

4.	Other intangible and tangible assets, net

Other intangible and tangible assets, net include:

	December 31,

	2002	2003	2004

	(in thousands)
Laboratory and testing equipment	€29,309	€33,102	€31,891
Computer equipment and software	17,604	21,233	22,003
Furniture and office equipment	2,801	2,977	2,641
Leasehold improvements	4,998	5,217	3,684
Other	1,363	1,883	2,271

	56,075	64,412	62,491
Accumulated depreciation and amortization	(26,451)	(36,550)	(49,873)

	€29,624	€27,862	€12,617

Depreciation expense in the years ended December 2002, 2003 and 2004 totalled €13,365,000, €13,769,000 and €17,047,000, respectively.

Following the signature in 2002 of a lease for its new headquarters in France and the move in 2003 to this new building, the Company recorded an impairment charge of its leasehold improvements totalling €1,274,000 and €731,000 in 2002 and 2003, respectively. These impairment losses were recorded in general and administrative expenses.

In 2004, as a result of the Company’s restructuring plan (see note 11), the Company vacated certain office space in its new headquarters building in France, which resulted in an impairment of leasehold improvement of €1,459,000 and office furniture and equipment of256,000. These impairments totalling €1,715,000 were included in restructuring costs in the statement of operations.

Furthermore, as a result of the Company’s restructuring plan, additional impairments of assets were recorded in 2004 totalling €2,545,000. This consisted of €2,252,000 relating to assets used in the Company’s research and development activities for its silicon semi-conductor development program, which was abandoned in the restructuring plan. The 2004 impairment also included €293,000 related to other tangible assets. All of these impairment costs were included in restructuring costs in the statement of operations in 2004.

Wavecom also recorded an impairment charge of €646,000, €1,060,000 and €1,085,000 in 2002, 2003 and 2004, respectively, related to certain production equipment used for making products whose production will be

F-14          Wavecom Annual Report Form 20-F 2004

Back to Index

shut down earlier than initially planned. The impairment charge was based on the expected future cash flows to be generated from these assets and the related residual values on disposal and was recorded in cost of goods sold in the statement of operations for the respective periods.

The cost of equipment purchased under capital leases included in intangible and tangible assets at December 31, 2002, 2003 and 2004 totalled €4,937,000, €6,325,000 and €6,714,000, respectively. Accumulated amortization of this equipment totalled €4,433,000, €5,079,000 and €5,972,000 at December 31, 2002, 2003 and 2004, respectively.

5.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include:

	December 31,

	2002	2003	2004

	(in € thousands)
Suppliers’ credit note accruals	—	€267	€1,387
Prepaid expenses	8,023	6,100	3,307
Tax recoverable	—	—	719
Financial instruments	—	4,646	—
Other current assets	1,312	429	68

Total prepaid expenses and other current assets	€9,335	€11,442	€5,481

Credit notes from suppliers are accrued at the end of each period, based on amounts which have been negotiated and accepted by Wavecom’s contract manufacturers.

Prepaid expenses consist primarily of prepaid rent and other operating expenses. At December 31, 2002, the amount also included €2,009,000 in prepaid advertising expenses.

The following table presents the fair value of financial instruments at December 31, 2004:

	Notional Amount	Fair value

	(in $ thousands)	(in € thousands)
Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$5,000	€34
Fair Value hedges of payables invoiced in U.S. dollars and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	5,500	(294)
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	4,000	(150)

Total	$4,500	€(410)

The net foreign currency exposure, presented in the table below, relates to Group transactions as of December 31, 2004. The assets and liabilities are the sum of all items denominated in foreign currencies within the Group converted into euros. The only significant amounts which have been hedged are those denominated in U.S. dollars.

	USD	Other Currencies

	(in € thousands)
Assets	€17,494	€1,312
Hedging of assets in foreign currencies (balance sheet)	3,671	—

Net assets after hedging	€13,823	€1,312

Liabilities	€6,623	€1,831
Hedging of liabilities in foreign currencies (balance sheet)	4,038	—

Net liabilities after hedging	€2,585	€1,831

Wavecom Annual Report Form 20-F 2004          F-15

Back to Index

The Company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions denominated in US dollars. The fair value of foreign currency related derivatives are included in the balance sheet in other assets and liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

During the year ended December 31, 2004, the Company recorded €(150,000) in other comprehensive income related to the effective portion of its cash flow hedges.

During the year ended December 31, 2004, the Company did not recognized any gain or loss related to the portion of the hedging instrument the Company excluded from its assessment of hedge effectiveness (€56,000 at December 31, 2003).

The financial instruments have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

6.	Goodwill

Goodwill was €4,807,000 as of December 31, 2002, net of accumulated amortization of €274,000.

All goodwill is denominated in U.S. dollars and translated into euros at the exchange rate at each balance sheet date.

During the fourth quarter of 2003 the Company performed the required annual impairment test of goodwill, which resulted in a determination that impairment of goodwill existed related to the Iconn and Arguin acquisitions. This resulting charge of €4,244,000 is included in “impairment of intangible assets” in the Company’s statement of operations. The resulting impairment is primarily attributable to changes in the Company’s strategy and evolution of its target markets. This test consisted of a comparison of the fair value of the reporting unit with its carrying amount, including the goodwill. The fair value of the reporting unit was determined based on the income approach, which estimates the fair value based on the future discounted cash flows.

The changes in the carrying amount of goodwill from December 31, 2002 through December 31, 2003, are as follows (in thousands):

	December 31,

	2002	2003

Balance as of the beginning of the year	€5,716	€4,807
Add: Goodwill acquired during the year	—	—
Less: Impairment of goodwill	—	(4,244)
Impact of foreign currency fluctuations on goodwill	(909)	(563

Balance as of the end of the year	€4,807	€—

7.	Capital lease obligations

The following table presents a summary of capital lease obligations as of:

	December 31,

	2002	2003	2004

	(in thousands)
Short-term:
Current portion of capital lease obligation	€214	€855	€466

Total short-term debt and current portion of long-term debt	€214	€855	€466

Long-term:
Long-term portion of capital lease obligation	€287	€425	€302

Total long-term debt, less current portion	€287	€425	€302

F-16          Wavecom Annual Report Form 20-F 2004

Back to Index

Leasing

Future minimum lease payments under capitalized lease obligations for the years ending December 31 are as follows (in thousands):

2005	€495
2006	241
2007	64
2008	8

Total minimum lease payments	808
Less amount representing interest	(40)

Present value of net minimum lease payments	768
Less current portion	466

Long-term portion	€302

Interest

Interest paid during the years ended December 31, 2002, 2003 and 2004 totaled approximately €515,000, €668,000 and €436,000 respectively.

8.	Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

	December 31,

	2002	2003	2004

	(in thousands)
Accrued royalties	€29,214	€20,648	€14,831
Warranty accrual	3,810	3,780	2,014
Headcount restructuring cost accrual	—	—	8,132
Other accrued expenses	3,343	11,227	7,240

Total	€36,367	€35,655	€32,217

Royalties and warranty accruals’ changes for the years ended December 31, 2002 and 2003 were the following:

	Balance at December 31, 2001	Accruals made during the period	Cash Settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2002

Accrued royalties	€9,375	€20,636	€797	€—	€29,214
Warranty accrual	2,392	13,017	11,599	—	3,810

Total	€11,767	€33,653	€12,396	€—	€33,024

	Balance at December 31, 2002	Accruals made during the period	Settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2003

Accrued royalties	€29,214	€9,791	€9,281	€9,076	€20,648
Warranty accrual	3,810	6,678	6,708	—	3,780

Total	€33,024	€16,469	€15,989	€9,076	€24,428

Wavecom Annual Report Form 20-F 2004          F-17

Back to Index

Changes of accrued royalties, warranty accrual and other accrued expenses during 2004 are as follows (in thousands):

	Balance at December 31, 2003	Accruals made during the period	Cash Settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2004

Accrued royalties	€20,648	€1,683	€7,500	€—	€14,831
Warranty accrual	3,780	3,300	5,066	—	2,014
Headcount restructuring cost accrual (Note 11)	—	15,350	7,218	—	8,132
Other accrued expenses	11,227	7,263	10,639	611	7,240

Total	€35,655	€27,596	€30,423	€611	€32,217

Settlements in accrued royalties during the year ended December 31, 2004 primarily included cash payments made related to patent holders with whom Wavecom concluded licensing agreement with during the year.

Headcount restructuring costs accruals are related to the three restructuring plans and include headcount reduction costs and associated charges, severance and outplacement package.

Other accrued expenses include :

—
A provision of €2,583,000 for a tax audit : In July 2004, Wavecom received a notification from the Tax authorities related to fiscal years 1999 to 2001. This provision mainly covers amounts claimed by the Tax authorities for business taxes for fiscal years 2001 and 2002. The tax authorities contested also a portion of Wavecom’s research and development tax credits for the years 1999 to 2001 for a total of €3.6 million. No provision was recorded for this later claim as of December 31, 2004 as Wavecom believes that the Company has solid arguments for defending of its position. The company requested in December 2004 the opinion of another expert appointed by the French ministry of industry (see Note 13).

—	A provision of €1,915,000 for claims with customers related to defective products and for costs incurred by Wavecom’s subcontractor mainly related to under utilization

—	A provision of €590,000 to cover third-party litigations (see Note 13).

—	A provision of €328,000 to cover French retirement obligations (accruals described in Note 13).

—	Taxes and other accrued expenses mainly related to business tax and social taxes for a total of €1,824,000.

9.	Shareholders’ equity

At December 31, 2004, 15,506,290 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 156,345 shares repurchased during 2003 and held in treasury, 15,349,945 shares are outstanding at December 31, 2004.

General

On February 12, 2003, Wavecom initiated a share buyback program covering a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. At December 31, 2003 and 2004, Wavecom held 156,345 shares pursuant to this program purchased for a total amount of €1,312,215.

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

F-18          Wavecom Annual Report Form 20-F 2004

Back to Index

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom’s by-laws. There were no distributable retained earnings at December 31, 2004. Dividend distributions by Wavecom, if any, will be made in euro.

Stock option and warrant plans

The shareholders of Wavecom authorized the board of directors to grant founders’ warrants to employees of the French parent company, stock options to employees of subsidiaries and warrants to members of the board of directors. Under the terms of the plans, the options and warrants give the right to purchase one share per option or warrant at an exercise price to be based on the stock market price of Wavecom shares on the grant date.

Options and founders’ warrants granted in 2002, 2003 and 2004 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 33 1/3% per year over 3 years.

Options expire 10 years after the grant date. Founders’ warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders’ warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders’ warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options. Warrants granted to Board members expire after five years. Any unvested or unexercised options and founders’ warrants are cancelled upon termination of employment.

Wavecom Annual Report Form 20-F 2004          F-19

A summary of the founders’ warrants and warrants to Board members is as follows:

	Founders’ warrants to employees of the French parent company												Warrants to members of the board of directors

Shareholders’ meeting date	03/15/00		06/27/00		12/20/00	06/29/01	12/19/01	06/17/02		05/22/03			03/15/00	06/27/00	06/29/01	06/17/02	05/22/03	05/26/04	11/16/04
Total of warrants authorized	300,000		100,000		400,000	600,000	250,000	590,000		290,000			15,000	15,000	30,000	20,000	40,000	50,000	20,000
Board of directors date	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00	06/29/01	12/19/01	07/09/02	03/25/03	05/22/03	08/27/03	03/23/04	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total of warrants granted	157,200	101,300	50,860	41,000	400,000	467,151	233,500	395,360	193,000	11,000	241,000	38,000	15,000	15,000	30,000	20,000	40,000	50,000	20,000
Exercice price	€139.52	€103.23	€103.23	€136.62	€69.86	€34.66	€41.09	€39.18	€8.07	€11.18	€11.40	€9.62	€150.72	€103.23	€34.66	€42.46	€11.18	€7.04	€5.68
Total of warrants exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2004	82,400	55,500	28,720	13,500	195,138	172,530	88,000	147,065	35,000	—	84,000	—	—	—	—	—	—	—	—
Total of warrants cancelled during the year ended	43,900	26,000	17,170	—	93,990	115,870	58,000	116,790	31,500	—	74,000	—	—	—	—	—	—	—	—
Total of warrants granted and not exercised at December 31, 2004	74,800	45,800	22,140	27,500	204,862	294,621	145,500	248,295	158,000	11,000	157,000	38,000	15,000	15,000	30,000	20,000	40,000	50,000	20,000
Total of warrants exercisable at December 31, 2004	74,800	45,800	22,140	27,500	204,862	257,216	109,125	149,368	68,642	4,346	52,234	—	15,000	15,000	30,000	13,332	13,332	—	—
Expiration date(1)	03/14/05		06/26/05		12/19/05	06/28/06	12/18/06	06/16/07		05/21/08			03/14/05	06/26/05	06/28/06	06/16/07	05/21/08	05/25/08	11/15/08

(1)	Founders’ warrants not exercised at the expiration date will be converted into stock options

F-20          Wavecom Annual Report Form 20-F 2004

Back to Index

	A summary of the stock options is as follows:
	STOCK OPTIONS

Shareholders’ meeting date	09/21/98			02/25/99				03/15/00						06/27/00				12/20/00
Total of stock options authorized	650 000			600 000				300 000						100 000				800 000
Board of directors date	09/21/98			02/09/99			04/27/99	03/30/00			06/27/00			06/27/00		07/24/00		12/20/00			03/14/01
Total of stock options granted	495,000	(1)	50,000	530,800	(1)	37,500	1,500	157,200	(1)	5,700	101,300	(1)	24,710	50,860	(1)	41,000	(1)	400,000	(1)	90,590	61,000
Exercise price	€2.29		€2.29	€4.57		€4.57	€4.57	€139.52		€139.52	€103.23		€103.23	€103.23		€136.62		€69.86		€69.86	€26.68
Total of stock options exercised	2,388		50,000	5,497		36,000	—			—			—								4,684
Total of stock options cancelled at December 31, 2004 (2)	492,612		—	509,983		1,500	—	82,400		1,200	55,500		18,360	28,720		13,500		195,138		67,440	55,000
Total of stock options granted and not exercised at December 31, 2004	—		—	15,320		—	1,500	74,800		4,500	45,800		6,350	22,140		27,500		204,862		23,150	6,000
Total of stock options exercisable at December 31, 2004	—		—	15,320		—	1,500	—		4,500	—		6,350	—		—		—		23,150	5,740
Expiration date (1)	09/20/08			02/24/09				03/14/10						06/26/10				12/19/10

	A summary of the stock options is as follows:
	STOCK OPTIONS

Shareholders’ meeting date	06/29/01			12/19/01			06/17/02						05/22/03
Total of stock options authorized	1 200 000			450 000			840 000						440 000
Board of directors date	06/29/01			12/19/01			07/09/02			03/25/03			05/22/03			08/27/03			03/23/04			08/18/04
Total of stock options granted	467,151	(1)	97,395	233,500	(1)	193,500	395,360	(1)	174,095	193,000	(1)	155,200	11,000	(1)	10,500	241,000	(1)	99,000	38,000	(1)	3,000	147,300
Exercise price	€34.66		€34.66	€41.09		€41.09	€39.18		€39.18	€8.07		€8.07	€11.18		€11.18	€11.40		€11.40	€9.62		€9.62	€3.29
Total of stock options exercised			—			—			—			—			—			—			—	—
Total of stock options cancelled at December 31, 2004 (2)	172,530		63,070	88,000		113,500	147,065		121,095	35,000		76,500	—		8,500	84,000		53,000	—		3,000	—
Total of stock options granted and not exercised at December 31, 2004	294,621		34,325	145,500		80,000	248,295		53,000	158,000		78,700	11,000		2,000	157,000		46,000	38,000		—	147,300
Total of stock options exercisable at December 31, 2004	—		30,008	—		60,000	—		31,953	—		34,309	—		780	—		15,304	—		—	—
Expiration date (1)	06/28/11			12/18/11			06/16/12						05/21/13

(1)	Options which will become exercisable after 5 years to the extent which the related founders’ warrants expire unexercisable
(2)	Stock options cancelled, to be granted by future board of directors

Wavecom Annual Report Form 20-F 2004          F-21

Back to Index

In connection with the issuance of the founders’ warrants and options granted in September 1998 and February 1999, Wavecom recorded deferred compensation of €2,022,000 and €5,344,000, respectively. Deferred compensation was amortized on a straight line basis over the four-year vesting periods of the warrants and options. For the years ended December 31, 2002 and 2003 Wavecom recorded compensation expense of €1,587,000 and €205,000 respectively, resulting from amortization of deferred compensation.

A summary of the activity in the warrants and stock options is as follows:

	Number of shares	Weighted average exercise price per share €	Price range €

Balance at December 31, 2001	2,574,093	45.27	2.29 –	150.72
Granted	589,455	39.29	39.18 –	42.46
Exercised	(297,276)	3.54	2.29 –	26.68
Cancelled	(87,176)	49.77	4.57 –	139.52

Balance at December 31, 2002	2,779,096	48.32	2.29 –	150.72
Granted	749,700	9.84	8.07 –	11.40
Exercised	(234,899)	3.37	2.29 –	4.57
Cancelled	(429,368)	49.67	8.07 –	139.52

Balance at December 31, 2003	2,864,529	41.73	2.29 –	150.72
Granted	258,300	5.21	3.29 –	9.62
Exercised	(163,501)	4.54	2.29 –	4.57
Cancelled	(843,665)	44.08	8.07 –	139.52

Balance at December 31, 2004	2,115,663	39.21	4.57 –	150.72

Cancellations related to the year ended December 31, 2004 were mainly due to the headcount reductions following the restructuring plans.

At December 31, 2003, 1,331,611, founders’ warrants, stock options and warrants were exercisable (1,371,650 and 1,146,564 at December 31, 2003 and 2002, respectively).

The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2004 was approximately 7 years.

The weighted-average fair value of options and warrants granted during 2002, 2003 and 2004 was as follows:

	2002	2003	2004

Options whose price equaled market price of the underlying shares on the grant date	—	—	€2.84
Options whose price was less than the market price of the underlying shares on the grant date	—	€5.38	—
Options whose price was greater than the market price of the underlying shares on the grant date	€31.48	€8.30	€2.48

10.	Impairment of intangible assets

Impairment of goodwill is described in note 6 (amounted to €4,244,000 and €1,768,000 for the years 2003 and 2004, respectively).

11.	Restructuring costs

Three restructuring plans were announced over an approximate twelve-month period. The first was announced in late 2003 and two subsequent plans were announced in 2004.

Early 2004, Wavecom put a new organization structure in place in order to position the Company to take advantage of market changes. The key pillars of Wavecom’s new structure were the establishment of two business units, one dedicated to PCD applications and the other to vertical market applications. Wavecom also

F-22          Wavecom Annual Report Form 20-F 2004

Back to Index

announced a second restructuring plan aimed at significantly reducing our operating expenses primarily through headcount reductions.

Under Ron Black’s direction, the new CEO, Wavecom announced in September 2004 plans to further restructure the organization as it focuses on accelerating growth in its vertical markets business. This third restructuring plan included the exit from the handset market, as well as the termination of semiconductor development. The Company’s new structure, which has been put in place, has resulted in significant additional headcount reductions, primarily from the closure of the Personal Communication Devices (PCD) business unit and the semiconductor design group, as well as reductions of support functions in Asia and France.

Restructuring costs include:

Year ended December 31, 2004

(in € thousands)
Headcount related costs (Note 8)	15,350
Expenses related to exit of silicon semi-conductor or development program (mainly future licence rentals)	1,151
Impairment of assets dedicated to silicon semi-conductor development program (Note 4)	2,252
Impairment of other tangible assets (Note 4)	293
Impairment of leasehold improvements and office furniture and equipment (Note 4)	1,715
Other costs related to exit of two office floors	1,486

Total restructuring costs	€22,247

Headcount related costs are split by department as follows: research and develpment (€6,422,000), sales and marketing (€997,000), and general and administration (€7,911,000).

12.	Income taxes

Income tax expense comprises:

	Years ended December 31,
	2002	2003	2004

	(in thousands)
Current tax expense (benefit)	€18,487	€(10,011)	€(1,046)
Deferred tax expense (benefit)	(11,931)	10,872	1,059

Total	€6,556	€861	€13

Taxes paid totaled approximately €462,000, €21,296,000 (including €7,670,000 in estimated income tax payments for 2003 which were reimbursed in 2004) and €146.000 in the years ended December 31, 2002, 2003 and 2004, respectively.

The current tax expense in 2002 is the net of research tax credit (€449,000), French current tax expense (€15,790,000) and income tax expense of Wavecom’s Asian (€3,139,000) and Wavecom’s German (€7,000) subsidiaries.

The current tax benefit in 2003 is the net of research tax credit (€1,355,000), French current tax expense (€21,000), tax loss carrybacks (€8,558,000) and income tax benefit of Wavecom’s Asian subsidiary (€119,000). Research tax credit and tax loss carrybacks are recorded as recoverable taxes to the balance sheet.

The current tax expense in 2004 is the net of research tax credit (€132,000), French current tax expense (€43,000), tax loss carrybacks (€1,059,000) and income tax expense of Wavecom’s Asian (€103,000) subsidiary.

Wavecom Annual Report Form 20-F 2004          F-23

Back to Index

A reconciliation of income taxes computed at the French statutory rate (35.4% in 2002, 33.33% in 2003 and 35.43% in 2004) to the income tax expense (benefit) is as follows:

	Years ended December 31,
	2002	2003	2004

	(in thousands)
Income tax expense computed at the French statutory rate	€17,220	€(10,092)	€(27,899)
Research tax credit	(449)	(1,355)	(132)
Impact of valuation allowance on deferred tax assets	(7,736)	12,127	27,291
Other individually immaterial permanent differences	45	(56)	629
Non deductible deferred compensation amortization	779	252	—
Impact of differences in foreign income tax rates	(3,320)	—	—
Other	17	(15)	124

Total income tax expense (benefit)	€6,556	€861	€13

Significant components of Wavecom’s deferred tax assets and liabilities consist of the following:

	December 31,
	2002	2003	2004

	(in thousands)
Deferred tax assets: Royalty accruals not currently deductible	€7,311	€4,371	€2,374
Other provisions and accruals not currently deductible	4,620	7,500	10,187
Capitalized leases	—	—	—
Net operating loss carryforwards	1,291	4,019	7,456

	13,222	15,890	20,017
Valuation allowance	(1,292)	(6,273)	(10,400)

Net deferred tax asset (liability)	€11,930	€9,617	€9,617

Wavecom recorded a valuation allowance against deferred tax assets in 2001 which was reversed in 2002 due to the use of all previous net operating losses in the company’s primary tax jurisdictions, 2002 taxable income, and because the company believed it was more likely than not that the deferred taxes were recoverable. At December 31, 2003, a deferred tax of €11,871,000 was recognized for the French parent company.

During the process of closing its financial statements for the year ended December 31, 2004, the Company identified an error in the application of its 2003 tax loss carryback to the 2002 French tax return declaration. After the correction of this error, the 2003 tax loss carryback to 2002 was limited by the amount of research and development tax credits actually applied to the Company’s 2002 French income tax due. As it was unlikely that the Company would realize deferred tax assets resulting from its 2003 income tax losses in excess of the amount carried back to 2002, it was required to record a full valuation allowance on any remaining deferred tax assets resulting from unused net operating tax losses. Accordingly, the Company has restated the valuation allowance on its deferred tax assets for fiscal year 2003 to €6,273,000 (€1,012,000 as previously recorded) reflecting an increase of €5,261,000.

After the option to carry back €28,850,000 of 2004 tax losses, a deferred tax asset of €9,617,000 was recorded at December 31, 2004. Wavecom S.A. (France) had total loss carryforwards of €67,417,000 at December 31, 2004 with no expiration date. Net operating loss carryforwards in the United States totaled approximately €9,608,000 at December 31, 2004 (€8,476,000 in 2003 and €3,647,000 in 2002) and will expire from 2013 to 2019 if not utilized. Net operating loss carryforwards in Asia Pacific totaled approximately €12,760,000 at December 31, 2004 (€3,581,000 at December 31, 2003) with no expiry date. The related deferred tax asset of €7,456,000 was recognized in 2004 (€4,019,000 in 2003 and €1,291,000 in 2002), and was fully provided for in the valuation allowance.

13.	Commitments and contingencies

Contingencies

Wavecom is currently involved in several legal proceedings. We believe that these legal proceedings should not have a significant impact on our financial position or results of operations.

F-24          Wavecom Annual Report Form 20-F 2004

Back to Index

The two main legal proceedings as of December 31, 2003 continued in 2004, but were not resolved. The first legal proceeding concerns a lawsuit filed in Paris by Wavecom against the company Sagem based on trademark infringement and unfair competition. Sagem has filed a counter claim based on alleged acts of defamation. The second legal proceeding was initiated by Wavecom against the company Novatec seeking to nullify their French and European patents. Novatec has filed a counter claim based on alleged infringement of the same patents.

In addition, the French tax authorities have proposed revising research tax credits («Credit Impôt Recherche») granted to Wavecom for the years 1999, 2000 and 2001, for a total amount of €3.6 million. This amount has not been provisioned at December 31, 2004, as Management believes that the Company has strong arguments to oppose this revision. Wavecom filed for a counter examination by the Ministry of Industry in December 2004.

Bank guarantees

At December 31, 2003, Wavecom had two bank guarantees (€2,868,000 issued in 2000 and €13,110,000 issued in 2002) in favor of the owners of leased office space, in order to secure annual lease payments. Following the early exit of an old lease and of two floors of current offices, the first guarantee was entirely cancelled and the second was reduced at the end of 2004.These guaranties were secured by the pledge of certificates of deposit and mutual funds. The total value of investments blocked to cover the bank guarantees was €13,671,000, €16,021,000 and €9,016,000 at December 31, 2002, 2003 and 2004, respectively.

Operating leases

Wavecom leases its facilities under operating leases that expire through July 2011. In 2004, Wavecom exit 3 operating leases earlier than the initial terms relating mainly to offices which were vacated en 2003. These leases were contracted to expire as of March 2008, May, 2008 and February 2009, respectively. In addition, Wavecom vacated two floors in the current headquarters building whose leases initially expired in July 2011. Future minimum lease payments under operating leases which were not terminated at December 31, 2004, due for the years ending December 31, are as follows (in thousands):

2005	€4,522
2006	4,057
2007	3,974
2008	3,974
2009	3,974
Thereafter	6,127

Total	€26,628

Rental expense for the years ended December 31, 2002, 2003, and 2004, was approximately €8,350,000, €11,238,000 and €16,376,000, respectively.

Retirement accrual

Wavecom contributes to pensions for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom’s obligation, for the years ended December 31, 2002, 2003 and 2004, amounted to €247,000,€247,000 and €328,000, respectively, and is calculated as the present value of estimated future benefits to be paid.
The main assumptions used in the calculation are the following:

•	Rate of discount: 4.50% (5.5% in 2003)

•	Salary increase: 2.5% (3% in 2003)

•	Retirement age: management: 65 years, other: 60 years (62 years in 2003 for others)

•	Weighted average turnover: 5.67% (1.43% in 2003)

There are no retirement plans in Hong Kong, Germany, Great Britain, South Korea and the United States.

Wavecom Annual Report Form 20-F 2004          F-25

Back to Index

Other commitments

At December 31, 2004, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the first half of 2005. These purchase commitments totalled €12,081,000.

14.	Employees

Information related to Wavecom’s employees is as follows:

	December 31,
	2002	2003	2004

	(in thousands, except for employee data)
Salaries	€33,983	€41,300	€40,075
Benefits	€12,353	€13,730	€13,301
Employees (excluding subcontractors) at year end (unaudited)	666	692	458

15.	Compensation of executive officers

Wavecom paid €2,277,000, €2,359,000 and €2,202,000 in compensation to executive officers for the years ended December 31, 2002, 2003 and 2004, respectively. The Group did not contract any retirement commitment to the profit of executive officers.

16.	Related party transactions

In December 2000, Wavecom entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major shareholder and member of the board of directors. The agreement calls for Mr. Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, up to a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2004, Delphis invoiced €7,275 (€20,031 in 2003 and €26,157 in 2002).

17.	Segments

Sales and related balance sheet items (account receivables) are allocated to regions (EMEA, APAC and Americas) based on the client’s address. Cost of goods sold and related balance sheet items (inventory, fixed assets, account payable, warranty and royalty accruals) are calculated based on the actual cost of products sold in each region.

The allocation of the operating expenses and related balance sheet items is performed as follows:

—
some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects,

—	local marketing and sales costs are allocated to the regions based on the location of the headcount,

—
other operating costs, including mainly maintenance and validation part of Research and Development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance,

—	restructuring costs are not allocated to the regions and remain at corporate level.

The table below sets forth revenues, operating losses and other financial information for each of our segments for the year ended December 31, 2004.

Because of Management’s decision exit from the telephone handset market and exclusive focus on the vertical markets, announced in September 2004, the geographic and product bases of revenues and operating income have changed dramatically over the past three years. In the past, Wavecom had been organized by functional lines (sales, marketing, R&D, finance, human resources, strategy and operations) and internal decision-making was based on results and forecasts for the Company as a whole. In the past at the geographic region level Wavecom only tracked revenues while profitability was determined only, at the consolidated level. Furthermore,

F-26          Wavecom Annual Report Form 20-F 2004

Back to Index

Management has determined it would be impractical to compile the missing segment data needed for periods prior to 2004 and as such, the Company has only presented the data which is available for those periods.

Fiscal year 2004	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(amounts in €000s)
Revenues	€74,817	€6,574	€70,164	€—	€151,554
Operating loss	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)
Long-lived assets	6,977	635	4,794	16,009	28,415
Interest income	—	—	26	2,051	2,077
Interest expense	—	—	(75)	(458)	(533)
Capital expenditures	1,153	80	859	462	2,554

Fiscal year 2003	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(amounts in €000s)
Revenues	€76,904	€7,604	€191,120	€—	€275,628
Interest income	—	26	71	3,251	3,348
Interest expense	—	—	(166)	(415)	(581)

Fiscal year 2002	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(amounts in €000s)
Revenues	€72,774	€25,082	€453,233	€—	€551,089
Interest income	—	2	75	3,609	3,686
Interest expense	—	—	(125)	(402)	(527)

18.	Subsequent events (unaudited)

On January 19, 2005, the board of directors granted 302,700 founders’ warrants to Ronald D. Black. The exercise price of this plan was €5.39.

In February 1, 2005, Wavecom vacated another floor in the headquarters building. The original lease was set to expire in July 2011. The expected expenses related to this early exit is amounted to €1,253,000.

On March 15, 2005, the board of directors granted 154,500 founders’ warrants to employees to the French parent company and 49,000 stock options to employees of Wavecom’s subsidiaries. The exercise price of these plans was €4.19.

Wavecom Annual Report Form 20-F 2004          F-27