Form 20-F/A
period 2004-12-31
WAVECOM SA
filed 2005-11-08
CIK 1085763

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Shares (including 156,345 shares of treasury stock)	15,506,290

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes No Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 Item 18

TABLE OF CONTENTS

Explanatory Note		2

Item 15	Controls and Procedures	3

Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (“Amendment No. 1”), filed on April 7, 2005, is being filed solely for the purpose of amending Item 15 to restate the conclusion of our Chief Executive Officer and Chief Financial Officer with respect to the effectiveness of our disclosure controls and procedures.  We hereby replace Item 15 of the Form 20-F filed on April 7, 2005, with the amended Item 15 set forth in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed on April 7, 2005, except for the certifications which speak as of their respective dates and the filing date of this Amendment No. 1. Other than for the purpose of amending Item 15, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on April 7, 2005.

Item 15. Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. As a result of the material weakness in internal control over financial reporting for the financial year 2003 which was identified in February 2005, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2004, our disclosure controls and procedures were not effective.

In February 2005, during the process of closing our financial statements for the year ended December 31, 2004, the Company’s management, together with Ernst & Young Audit, our independent registered public accounting firm, identified an error in accounting related to our deferred income tax during the year ended December 31, 2003. We believe that the error was the result of a material weakness in internal control over financial reporting (as defined by the Public Company Accounting Oversight Board’s Auditing Standard No. 2), and we decided to restate our U.S. GAAP financial statements for the fiscal year 2003. On February 28, 2005, we filed an amended Annual Report on Form 20-F/A for the year ended December 31, 2003, with the U.S. Securities and Exchange Commission. The adjustments in our restated financial accounts reflected an increase of approximately €5 million in income tax expense for fiscal year 2003. Our net result for the year ended December 31, 2003, was restated to a net loss of €31.1 million from the previously published net loss of €25.9 million.

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

Other than the change described above with regard to the filing of tax returns and the preparation of our deferred tax computations, which is to take effect on a prospective basis during the first half of 2005, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURE

Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

WAVECOM S.A.

Date: November 8, 2005	By:	/s/ CHANTAL BOURGEAT
Chantal Bourgeat Chief Financial Officer