Form 20-F
period 2005-12-31
WAVECOM SA
filed 2006-04-13
CIK 1085763

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-30078

WAVECOM S.A.

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	3, esplanade du Foncet 92442 Issy-les-Moulineaux Cedex - France Tel. 011 33 1 46 29 08 00	Republic of France (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class: Shares, nominal value €1.00 each* American Depositary Shares, evidenced by American Depositary Receipts, each representing one Share	Name of each exchange on which registered: NASDAQ National Market
______________
*	Listed not for trading or quotation purposes but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €1.00 per share: 15,531,813

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer:	Non-accelerated filer:

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17     Item 18

“In 2005, we spent significant energy on
deeply analyzing our strategic position”
THE MESSAGE FROM THE CEO

Dear Stakeholders,

As we look back on 2005 it was clearly a pivotal year for Wavecom as we successfully refocused the company’s business on industrial and automotive wireless solutions, a space where our technology, supply chain management, service and support are highly valued by customers. These efforts produced tangible results, with the company realizing an operating profit of €4.0 million and a net profit of €8.7 million, the first profitable year since 2002. As a result of our focus on costs and supply chain we generated a 46% gross margin in 2005, compared to a 24% gross margin in 2004. In addition, we continued to improve the company’s financial position, ending the year with €60.7 million of cash reserves, an increase of €7.3 compared the previous year end.

Last year was not just about improving financials, however, as we also spent significant energy on deeply analyzing our strategic position and actions that will be required both to grow the market and to increase our share. This effort culminated recently with our announcement to acquire certain assets of Sony Ericsson’s M2M business unit.

We believe the acquisition should strengthen the industry and should accelerate the adoption of industry standards which are needed to stimulate overall market growth. The acquisition should also greatly expand our global presence, especially in North America, and create a development powerhouse. Going forward we will be integrating Sony Ericsson’s M2M Power software into our Open AT® software suite, which we believe is already becoming the standard for automotive and industrial wireless solutions. Additionally, we will benefit from the expanded product portfolio and Sony Ericsson’s unique hardware customization capability. The parts of this business that we acquired are totally complementary to our existing structure and the combined enterprise positions Wavecom as a stronger competitor in 2006 and beyond.

Going forward we will continue to focus on the basics – innovation, operational efficiency, and customer service – to provide our customers the best solutions, and our shareholders industry leading returns. On a personal note, I would particularly like to thank all our employees who have worked diligently to put Wavecom on the right track, as well as our customers, who continue to challenge us to develop the most creative and innovative solutions in our sector.

Dr. Ronald D. Black

Chief Executive Officer

Wavecom

April 13, 2006

Our products and services

Three central elements: Open AT® Software, Wireless CPUs and Professional Services. Everything we do is designed to help our customers reduce their “Total Cost of Ownership” (TCO) by embedding applications directly onto our Wireless CPUs. By doing this they are able to reduce overall material costs, accelerate revenue generation by shortening time-to-market and ensure post-sale field maintenance through the use of Download Over-The-Air (DOTA) solution upgrade capabilities. Download over-the-air allows our customers to update software which is embedded in their wireless products via radio transmission, without the need to physically visit the application in the field, which is quite often dispersed over a wide geographical area.

Flexibility: Our entire commercial offer is designed to be flexible in a way that the mix of these three elements can be adapted to the unique needs of our customers whether they be start-ups, multinational conglomerates or anywhere in between.

With respect to software flexibility, our Open AT® IDE (Integrated Development Environment) is available for all of our GSM series of products and allows customers to embed and port their own software into our Wireless CPU, thus eliminating the need for external microprocessors and other semiconductor devices. This benefit alone saves a significant amount on the material costs for our customers and the total cost of ownership can be further reduced by other Wavecom offers such as DOTA.

REVENUE IN 2005

By region
EMEA (Europe, Middle East and Africa)
58%
Asia - Pacific
32%
Americas
10%

By application
Vertical Markets
90%
Licenses
1%
Handsets
9%

NET INCOME (LOSS)

In € millions
40
20
0
-20
-40
-60
-80
8,7
(31,1)
(78,8)
2003
2004
2005

RESULTS

In accordance with U.S. generally accepted accounting principles

(€ in millions or % as indicated)	2003	2004	2005

Revenues	275,6	151,6	129,2
Gross margin	102,5	36,0	59,3
Gross margin as % of revenues	37%	24%	46%
Operating income (loss)	(31,0)	(80,9)	4,0
Net income (loss)	(31,1)	(78,8)	8,7
Shareholders’ equity	137,3	56,5	64,1
Working capital (S-T assets - S-T liabilities)	94,6	35,7	57,0
Cash & S/T investments	110,7	53,3	60,7

PRESENTATION OF INFORMATION

Unless the context otherwise indicates, references to “Wavecom” “we”, “us” or the “Company” include Wavecom S.A. and its subsidiaries. References to “U.S. dollars” or “$” contained herein are to the lawful currency of the United States, and references to “euro” or “€” are to the currency of the European Monetary Union.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are usually identified by words such as “believe,” “anticipate,” “plan,” “goal,” “target” and similar expressions. These forward-looking statements are not guarantees of Wavecom’s future operational or financial performance and are subject to risks and uncertainties. Actual operational and financial results may differ materially from Wavecom’s expectations contained in the forward-looking statements as a result of various factors. Factors that may cause such differences include, but are not limited to, the factors discussed in “Item 3 - Key Information-Risk Factors” and “Item 5 - Operating and Financial Review and Prospects.

PART I

WAVECOM - Annual Report Form 20-F 2005 1

Back to Contents

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

Selected Financial Data

The following selected financial data for the five years ended December 31, 2005 are derived from the consolidated financial statements of Wavecom, which have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Audit, independent auditors. The data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the consolidated financial statements, related notes and other financial information included in this annual report.

2 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

	Years ended December 31,

	2001	2002	2003*	2004	2005

	(in thousands, except for share and per share amounts)
Consolidated statements of operations data:
Revenues:
Product sales	€317,571	€549,543	€271,773	€149,974	€125,952
Service revenue	5,093	1,546	3,855	1,580	1,827
Licensing revenue	—	—	—	—	1,453

Total revenues	322,664	551,089	275,628	151,554	129,232

Cost of revenues:
Cost of goods sold	254,658	371,919	168,465	107,134	69,094
Cost of services	4,718	4,709	4,704	8,391	842

Total cost of revenues	259,376	376,628	173,169	115,525	69,936

Gross profit	63,288	174,461	102,459	36,029	59,296

Operating expenses:
Research and development	32,634	64,093	62,123	47,083	24,066
Sales and marketing	12,416	26,600	27,766	15,685	11,725
General and administrative	13,297	26,163	39,141	30,122	17,861
Amortization and impairment of intangible assets.	278	—	4,244	1,768	—
Restructuring costs	—	—	—	22,247	1,684
Deferred compensation amortization	1,711	1,587	205	—	—

Total operating expenses	60,336	118,443	133,479	116,905	55,336

Operating income (loss)	2,952	56,018	(31,020)	(80,876)	3,960

Gain on sales of long-term investments	—	—	—	1,166	—
Interest and other financial income (expense), net	3,969	(7,698)	702	966	5,129
Provision for loss on long-term investment	(716)	—	—	—	—

Income (loss) before minority interests and income taxes	6,205	48,320	(30,318)	(78,744)	9,089

Minority interest	804	323	(38)	—	—

Income (loss) before income taxes	7,009	48,643	(30,280)	(78,744)	9,089
Income tax expense (benefit)	(2,299)	6,556	861	13	395

Net income (loss)	€9,308	€42,087	€(31,141)	€(78,757)	8,694

Basic net income (loss) per share(1)	€0.63	€2.82	€(2.06)	€(5.14)	€0.57
Diluted net income (loss) per share	€0.61	€2.74	€(2.06)	€(5.14)	€0.56
Cash dividends declared per share(2)	—	—	—	—	—
Number of shares used in computing basic net income (loss) per share	14,726,647	14,943,048	15,098,795	15,317,661	15,352,233
Number of shares used in computing diluted net income (loss) per share	15,359,226	15,348,985	15,098,795	15,317,661	15,661,001
______________
(1)	Net income (loss) per share amounts are computed using the weighted average number of shares outstanding, which excludes options and warrants, and reflects only the actual ordinary shares outstanding.
(2)	We do not presently intend to pay any cash dividends on our shares in the foreseeable future.
*

Financial information for the year ended December 31, 2003 has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on February 28, 2005.

WAVECOM - Annual Report Form 20-F 2005 3

Back to Contents

	At December 31,

	2001	2002	2003*	2004	2005

Consolidated balance sheet data:
Total current assets	€227,028	€270,308	€211,542	€99,174	94,965
Total assets	259,947	332,034	275,229	137,206	120,078
Total current liabilities	128,487	154,034	116,908	63,437	37,969
Total long-term liabilities	9,215	11,143	20,988	17,313	17,969
Total shareholders’ equity	121,884	166,819	137,333	56,456	64,140
______________
*

Financial information for the year ended December 31, 2003 has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on February 28, 2005.

Exchange Rate Data

The exchange rate for converting U.S. dollars into euros (using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) on March 31, 2006 was $1.2139 = €1.00. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the Nasdaq National Market.

The following table shows the high and low rates of exchange for the number of U.S. dollars per euro for the period from October 1, 2005 to March 31, 2006.

Month	High	Low

2006
March	$1.2197	$1.1886
February	1.2100	1.1882
January	1.2287	1.198
2005
December	1.2041	1.1699
November	1.2067	1.1667
October	1.2148	1.1914

The following table shows the average rates of exchange for the number of U.S. dollars per euro for the years ended December 31, 2001 to December 31, 2005. Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average

2005	$1.2449
2004	1.2011
2003	1.1315
2002	1.0485
2001	0.8952

4 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Risk Factors

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may affect our business results.

On March 20, 2006, we announced the signing of an agreement in which we will acquire certain assets from Sony Ericsson’s M2M Communication unit. Finalization of this transaction is subject to a number of usual closing conditions. If these conditions are not met, finalization of the transaction could be jeopardized. If the closing does not happen, it could disappoint the market and we could eventually see a decline in our stock price.

On March 20, 2006, we announced the signing of an agreement with Sony Ericsson Mobile Communications, AB (a 50:50 joint venture between Sony Corporation et Telefonaktiebolaget LM Ericsson. This transaction is subject to usual closing conditions and is expected to close within the month of April 2006. Although we have no reason to believe that these closing conditions will not be met, if they are not, the market could be disappointed, considering the opportunities that this transaction represents for us and therefore, could result in a decline in our stock price.

Risks related to our Business

We may experience integration difficulties or encounter unknown liabilities with respect to the acquisition of assets from Sony Ericsson that we recently announced.

On March 20, 2006 we announced our intention to acquire of certain assets from Sony Ericsson’s M2M Communications business unit in a cash transaction with a purchase price up to a maximum of €32.5 million. This transaction should be finalized shortly pending usual closing formalities. We expect the acquisition will put pressure on our short-term profitability, due to integration costs and other restructuring costs associated with the acquisition. We cannot predict the success of the acquired business and assets once under our control, and we may not achieve the expected rate of return from the acquisition, or may fail to successfully integrate the acquired assets, business or employees into our working environment. An acquisition can also result in unanticipated legal risks, legal costs and liabilities. Our failure to successfully integrate the acquired business into our existing operations may adversely affect our business, financial condition, results of operations, and may deter our ability to execute on our business strategy.

Our primary source of revenue is the vertical markets, or embedded industrial applications, for wireless communication between machines, which are nascent markets. If these markets do not develop at the rate we anticipate, if we are unable to maintain or expand our share of these markets, or if intense competition drives down prices, we may not generate sufficient revenues to cover our operating expense base and therefore operate at a loss.

In September 2004, we announced that our company would focus exclusively on the vertical markets, or embedded industrial applications, for wireless communication between machines, targeting wireless applications in three areas: automotive, industrial machine to machine and mobile professional applications. At the current time, there is limited independent research that confirms our expectations for growth in these markets. These markets have been developing over the past several years, with the latest independent research (source ABI Research showing the global market reaching approximately 14,9 million units shipped for use in wireless-enabled machine applications in 2005. The applications to which we sell our products are extremely fragmented and no single sub-application shows signs that it will expand more quickly than the others. Therefore, the timing of the development of these markets, which will be critical for our success in the future, is not, at this time, well defined.

Based on annual sales and numbers of units delivered in 2005, we estimate that we have a strong global position in the vertical markets for wireless communication between machines. However, our competitors include companies with substantially greater financial and commercial resources that we believe can invest heavily in our sector. It has been our experience that our competitors exert price pressure to increase their market share. We face a variety of competitors in the vertical markets both at the local and on the global level. If we are unable to maintain or expand our share of the vertical markets in both, volume and value, our revenues may not grow at the rate we anticipate, or they may decline.

In addition, it is possible that we could eventually face a situation in the vertical markets similar to that which we faced in the mobile handset market when prices for competing solutions decreased significantly and we were unable to continue to offer our products at competitive prices. If this risk, or the other risks described above, were to materialize, both our revenues and earnings could stagnate or suffer declines. As a result, we may not generate sufficient revenues to cover our operating expense base, and we may therefore operate at a loss.

We may be unable to sustain or increase our profitability and once again suffer operating losses which could lead to a decline in our stock price.

After two years in 2003 and 2004 of posting operating losses, 2005 was profitable following the implementation of a major strategic reorientation and corporate restructuring under the direction of new senior management announced in September 2004. These events and actions led us to exit from the mobile telephone handset market and terminate our silicon chipset development. With our new strategy in place, we have centered our business exclusively on the market for wireless communication between machines. If we are unable to reestablish business growth and maintain the gross margin at the levels we saw in 2005 or if our operating expenses exceed current levels, we may once again suffer operating losses.

Our long sales cycle could result in substantial fluctuations in revenue from quarter to quarter which may make accurate forecasting difficult.

WAVECOM - Annual Report Form 20-F 2005 5

Back to Contents

The time between the first contact with a customer and the first sale may be long, in particular in the automotive area, since design times and safety certifications for new models take several years. Our typical sales cycle is generally from 6 to 18 months and can be up to two or three years for some customers. In addition, the timing of our sales is often linked with the timing of the launch of our customers’ new products. Any slippage in the launch of a customer’s product could delay the timing of our sales. Consequently, we face difficulties in predicting the quarter in which expected sales to customers will occur.

With the acquisition of certain assets of the Sony Ericsson M2M business unit our cash reserves will decline. As a result, we may experience deterioration in our relationships with customers, suppliers, shareholders and employees.

On March 20, 2006 we announced our intention to acquire certain assets of the Sony Ericsson Business Unit in a cash transaction for a price up to a maximum of €32.5 million which will be financed by our cash reserves. This will reduce our cash reserves and could trigger a lack of confidence among our primary stakeholders including customers, suppliers, shareholders and employees.

From a customer standpoint, a lack of confidence could eventually translate into a loss of orders from customers who have doubts that the Company can continue to operate for the long-term and would therefore be reluctant to do business with us. From a supplier perspective, our main suppliers, and particularly our contract manufacturer in China on whom we rely for all our production needs, may require us to have stricter payment terms or to provide bank guarantees or letters of credit, which would have a negative impact on our cash flows. From a shareholder standpoint, diminishing cash reserves could put the company in jeopardy of not meeting its “ongoing” concern criteria, thereby alarming investors and triggering a decline in stock price. Finally, if employees sense that the cash reserves are not adequate to keep the company in business, they may seek employment elsewhere, thus stripping the company of valuable human resources.

Based on our current plans, we believe that our cash reserves are sufficient to meet our needs for the next 12 months from the date of the publication of this document. If our plans change and if we are not profitable or if our profits are considerably lower than what we expect, we may need to seek additional financing in order to continue to operate.

If we should need additional financing it may be difficult to obtain or to obtain at reasonable rates. And, if we cannot find the necessary capital, we may need to restructure the company or cease operations. Currently, we do not have any bank credit lines in place.

Among the possibilities that this additional financing could take the following are: a capital increase – which could risk dilution of our current capital or taking on debt.

We rely on a single contract manufacturer in China, Solectron, to make all Wavecom products. If Solectron is unable to meet our requirements due to internal or external factors, or if Solectron terminates its agreement with us, we would have to manage a complex transition with one or several other contract manufacturers and possibly suffer increased costs and a loss of business.

Until the end of 2003, we relied on three separate contract manufacturers to produce our wireless CPUs. In October 2003, we decided to concentrate all manufacturing with a single contract manufacturer. We chose Solectron, a global electronics contract manufacturer, using its plant in Suzhou, China. In the second quarter of 2005 we completed concentrating the production of our wireless CPUs at this site.

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

This choice to concentrate all the manufacturing on one contract manufacturer and in one location, as well as the decision to establish a broader commercial relationship with Solectron, made it necessary to substantially review the terms and conditions of the contractual relationship with Solectron. The manufacturing agreement has been renegotiated and provides for termination in a strictly limited and precisely defined number of cases. In case of termination, a six-month exit management plan would be implemented to transition production back to us or to another contract manufacturer. However, the transition to another manufacturing arrangement would be complex and would require substantial management, as well as possibly financial, resources.

In the event any of the risks described above materialize and prevent us from delivering our products to our customers on a timely basis, we could lose a portion of our business temporarily or on a long-term basis, be subject to contract penalties and incur substantial costs to establish a new contract manufacturing relationship.

Quality issues, such as errors in our software, could result in significant losses to us or our customers thus damaging our reputation or increase the potential for product liability claims against us.

We may face quality issues affecting either the hardware or the software in our products. Software frequently contains undetected errors or failures, especially when first introduced or when new versions are released. Several of our products rely on unproven or evolving technologies that may contain defects or other quality

6 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

or performance problems. Despite testing by us and use by current and potential customers, errors might still be found in our products and product upgrades in the future. The occurrence of these errors could result in significant losses to our customers and in reduced market acceptance of our products. These developments could have a material adverse effect on our reputation, business, operating results and financial condition.

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

We believe that a number of our suppliers are sole sources for key components. These key components are complex and difficult to manufacture and require long lead times. We work with our suppliers on a twelve-month rolling forecast basis and our close relationship with our critical components suppliers make us believe that we should not have difficulties obtaining supplies for the production forecasts for the next twelve months. However, during late 2005, we began to see signs of temporary lead-time increases for some components, such as flash memories. In the event of a reduction or interruption of supply, or decay in quality, it could take several months before we could begin receiving adequate supplies from alternative sources. Supply interruptions could delay product shipments, causing our revenues to decline and operating results to suffer.

The wireless communication market in which we operate is characterized by rapidly changing and increasingly complex technologies. If we are unable to keep pace with these new technology trends or if the trends move to technologies different from our core competencies, our products may not remain competitive and we may lose customers. On the other hand, if the changes in technology occur more slowly than we expect, we might have spent significant amounts of money to develop products that the market is not ready to buy.

The markets in which we sell our wireless solutions are regularly developing new types of products and new versions of existing products. To be competitive, manufacturers who purchase our solutions for use in their end-products must satisfy market demand at market prices. To meet our customers’ needs, we must continuously update and enhance our products, shortening their life cycles so that they meet the latest standards and include up-to-date features for a wide variety of applications.

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

From a technology standpoint, we face competition from both alternative wireless, and non-wireless technologies. Wireless technologies can be roughly characterized as WAN (Wide Area Network) which includes GSM, CDMA, OFDM, UWB, WiMAX followed by WLAN (Wireless Local Area Network) i.e. WiFi and finally PAN (Personal Area Networks) such as Bluetooth or Zigbee. Non-wireless technologies are those which are used to provide mirroring functionality but via a fixed (wired) network such as the fixed line telephone network (PSTN), LAN Ethernet or a more specific M2M example such as PLC (Power Line Control) which is used in the Automatic Meter Management market. If any of these competing technologies becomes successful in one or more of our target market segments while we have decided not to adopt those technologies, we could lose market share in the applicable segments if this should occur.

As the vertical markets for wireless communication between machines evolve, current or future market participants, including ourselves, may seek to consolidate their resources. As a result, we may be acquired; we may decide to acquire more market-related assets or businesses; or we may be excluded from an industry consolidation. Each of these events could create significant financial and/or competitive stresses for our company.

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

We may also conclude that we must acquire specific additional assets or businesses to reinforce our market position. Were we to pursue one or more acquisitions, there can be no assurance that we will be able to successfully consummate such transactions or achieve the expected rates of return, integrate the acquired assets, business or employees successfully into our working environment. We may further not be able to retain either our or the employees of the acquired business. An acquisition can also result in a dilution of the position of

WAVECOM - Annual Report Form 20-F 2005 7

Back to Contents

our existing stockholders and our earnings per share as well as result in unanticipated legal risks, legal costs and liabilities.

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

If the ecosystem for wireless-enabled machines does not develop we may not find adequate markets for our products and thus not achieve our growth targets.

The ecosystem for wireless-enabled, communicating machines consists of four main types of players. First are the technology providers, like us, who provide the core wireless technology using all major wireless standards. A category of value-added distributors and design houses play a role in conceptualizing, creating and designing end-products. Next, come the manufacturers who also conceive, create, design and produce a broad range of wireless-enabled devices. Finally, there are the wireless network operators and virtual wireless operators which provide the “air time” to transmit data to end users. If any one of these players does not develop at the same pace as the others, the markets as a whole will have difficulty developing and may in turn keep us from reaching our growth targets.

Our profitability could be hurt if the prices of our key components increase or if they are no longer available.

Throughout most of 2004 and 2005, we experienced declining or stable prices for most of the key components we use in our products. It is possible that these trends could reverse and that we could see component prices increase. The hardware platforms that we sell are made up of components that are made by manufacturers other than us. If our suppliers decide to discontinue manufacturing specific components, we may have to redesign our products, thus adding unplanned development costs. If either of these situations occurs, our cost structure could change, thus limiting our ability to maintain competitive pricing and making it more difficult to continue to be profitable.

Fluctuations in the rate of exchange between our reporting currency, the euro, and the U.S. dollar can affect our net sales and costs.

Although our functional currency is the euro, a significant portion of our revenues and assets are recorded in U.S. dollars. At the same time, most of our components are purchased in U.S. dollars, and a portion of our operating expenses is in U.S. dollars. The value of the euro remained relatively stable against the dollar throughout 2005. If the euro strengthens against the U.S. dollar as we saw in 2004, it could reduce our reported revenues and could negatively affect our reported operating and net results.

We incurred a net foreign exchange gain in 2005 of €4.1 million compared to net foreign exchange losses in 2004 and 2003 (€578,000 and €2.1 million respectively). We may incur foreign exchange losses again in the future. Beginning in January 2003, we put in place a program to hedge our currency risk through the use of forward contracts and put and call options covering expected net cash flows in U.S. dollars. The objective of this program is to minimize our risk, but we will never be able to eliminate the risk.

Our costs may increase or we may have to redesign our products if they infringe other companies’ intellectual property rights.

Other companies have patents, copyrights, trade secrets and other intellectual property rights covering technology used in the wireless communications industry. Although we have entered into intellectual property licenses permitting us to use rights of third parties, if any of our products were found to infringe on protected technology, including products we may acquire, we could be required to redesign them, to obtain further intellectual property licenses or to pay royalties or damages to the owner of the technology. The resulting costs would harm our business. If we were unable to obtain these licenses or to redesign our products to make them non-infringing, we could be prohibited from marketing our products.

Our business could be hurt by the unauthorized use of our technology.

We rely on a combination of patents, copyrights, trade secrets, trademarks and proprietary information to maintain and enhance our competitive position. Despite our efforts, unauthorized parties may attempt to copy, use or make copies of our products or aspects thereof. We might, in addition, face some difficulties in setting up legal actions against any competitor who copies some of the key part of our technology in its products or design. If we were unable to prevent a competitor from using our designs and techniques to produce competing products, our business might be adversely affected.

We need to attract, retain and develop key personnel who are skilled in our business and technology to remain competitive.

It is important to our success that we retain our highly skilled product development, sales, marketing and other key employees, including senior management, and continue to attract and motivate additional skilled employees. We rely to some extent on independent contractors who work for consulting firms.

In October 2003 and January and September of 2004, we announced plans to restructure our business organization which resulted in significant headcount reductions throughout our company. These headcount reductions may make it more difficult for us to attract and retain skilled personnel in the future. If we fail to attract, hire or retain appropriately qualified personnel, we could experience delays in our research and development projects or our product roll-outs which could affect our ability to bring new products to market successfully or on a timely basis.

As a result of our global operations, we are exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies.

We operate from various locations around the world in Europe, United States and in Asia, using an extensive distributor network.

8 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Directly or indirectly, we are selling in more than 115 countries on all continents, and our manufacturing is subcontracted in China.

Worldwide operations are subject to a number of risks, including:

•	tariffs, duties, export controls and other trade barriers;
•	unexpected changes in regulatory requirement and applicable laws;
•	the burden of monitoring and complying with a wide variety of foreign laws and regulations;
•	political and economical instability;
•	potential adverse tax consequences;
•	longer payment cycles for sales in certain foreign countries;
•	difficulties and costs of staffing and managing international operations;
•	fluctuation of foreign exchange currency rates;
•	disease and related quarantines;
•	cultural differences; and
•	aggressive competition from companies based in countries which do not protect intellectual property rights to as great an extent as those of the United States and France.

Our current products contain amounts of lead which exceed the allowable levels to be considered lead-free. If we have not entered into mass production for currently designed lead-free products for Europe by mid-2006, we may be prevented from selling our products into some geographic markets and we may lose market share.

The EU (European Union) has adopted directives that will come into effect in mid-2006 and which will prohibit the sale, within the European Union, of products containing hazardous substances, including lead, in excess of certain predetermined levels. Some non-European Union countries have already adopted or are considering adopting similar regulations. We have been working toward decreasing the lead content of our products in order to reach levels that comply with the EU directives on a timely basis and anticipated regulations in our major markets.

If, however, our products do not meet the hazardous substance limitations when such limitations come into effect, we may be prohibited from selling our products in the European Union or in other markets that have similar restrictions and we could suffer a loss of revenues for an indefinite period if they decide to redesign their products to remove our non-compliant products. As a result, we may lose potential revenues. In addition, the process of designing our products to meet these restrictions may increase our development costs, thus reducing our profitability.

Business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

A number of factors, including natural disasters, computer viruses or failure to successfully upgrade and improve operational systems to meet evolving business conditions, could disrupt our business, which could seriously harm our revenues or financial conditions and increase our costs and expenses. For example, some of our facilities are located in potential earthquake or flood zones that could subject these facilities, product development facilities and associated computer systems to disruption.

Our quarterly revenues fluctuate significantly and may affect the price of our shares and ADSs.

Our revenues and operating results fluctuate significantly from quarter to quarter. The many factors that could cause our quarterly results to fluctuate include:

•	any delay in our introduction of new products or product enhancements;
•	the size and timing of customer orders and our product shipments;
•	any delay in shipments caused by component shortages or other manufacturing problems;
•	the loss of a major customer or a reduction in purchases by a major customer;
•	a reduction in the selling price of our products;
•	the size, timing and structure of significant license sales;
•	customer responses to announcements of new products and product enhancements by our competitors; and
•	foreign exchange rate fluctuations, primarily between the euro and the U.S. dollar.
•	the booking of one-time, non-recurring expenses such as restructing or acquisition costs.

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

Changes in accounting principles may affect our reported earnings and operating income

We currently report in both the U.S. GAAP and, since January 1, 2005, in IFRS (International Financial Reporting Standards), instead of French GAAP. The applicable U.S. GAAP and IFRS accounting standards and related interpretations are highly complex and continue to evolve. The reporting requirements may be contradictory and subject to interpretation. We review our compliance with all new and existing accounting rules and pronouncements on an ongoing basis. Depending on the outcome of these ongoing reviews, the evolution of our business model and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, particularly with respect to revenue recognition or stock-based compensation, we may be required to modify our accounting policies and business practices which could have a material adverse effect on our results of operations or financial reporting. Our current accounting policies are described in Item 18 and note 1 to our consolidated financial statements.

The requirement to expense stock options in our income statements could have a significant adverse effect on our

WAVECOM - Annual Report Form 20-F 2005 9

Back to Contents

reported results and we do not know how the market will react to reduced earnings.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement N° 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123R effective transition date will be extended to annual periods beginning after June 15, 2005. We expect to adopt this new standard on January 1, 2006, using the modified prospective method.

As permitted by SFAS 123R, the Company currently accounts for share-based payments to employees using the intrinsic value method set forth in APB 25 (Accounting Principles Board) and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method may have a significant impact on our result of operations, although the impact of adoption of SFAS 123R cannot be predicted at this time, because it will depend on levels of share-based payments granted in the future.

We cannot predict how investors will view this additional expense and, therefore, our stock price may decline.

Adherence to technical requirements or legal regulations, such as section 404 of the Sarbanes-Oxley Act, may increase our cost base and dilute our resources.

The implementation of new technical requirements, environmental or legal regulations, such as the Sarbanes-Oxley Act under U.S. securities laws, or the requirement to report in IFRS International Financial Reporting Standards instead of French GAAP, may require greater investment in and use of resources than have already been anticipated. This could ultimately place significant strains on our organization, increase our cost base and dilute our internal resources currently devoted to general financial and reporting activities.

If, despite our efforts, we are unable to comply with these new laws and standards in the mandated timeframes, or if we encounter deficiencies, or if our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under section 404, we may experience a loss of confidence by the market, or a declining stock price, either of which could harm our reputation and results of operations.

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

Holders of our shares have limited rights to call shareholders’ meetings or submit shareholder proposals which could adversely affect their ability to participate in the governance of our company.

In general, our Board of Directors may call a meeting of our shareholders. A shareholders’ meeting may also be called by a liquidator or a court appointed agent, in limited circumstances, such as at the request of the holders of 5% or more of our outstanding shares held in the form of ordinary shares. Only shareholders holding a defined number of shares held in the form of ordinary shares or groups of shareholders holding a defined number of voting rights underlying their ordinary shares may submit proposed resolutions for meetings of shareholders. The minimum number of shares required depends on the amount of the share capital of our company and is equal to 776,591 (5% of 15,531,813) ordinary shares based on our share capital as of December 31, 2005. Similarly, a duly qualified association, registered with the AMF Autorité des Marchés Financiers (French stock market authority) and us, of shareholders who have held their ordinary shares in registered form for at least two years and together hold at least a defined percentage of our voting rights, equivalent to 776,591 (5% of 15,531,813) ordinary shares based on our company’s voting rights as of 776,591 (5% of 15,531,813), may submit proposed resolutions for meetings of shareholders. As a result, the ability of our shareholders to participate in and influence the governance of our company will be limited.

Provisions of our articles of association and French law could have anti-takeover clauses and could deprive shareholders who do not comply with such provisions of some or all of their voting rights.

Provisions of our articles of association and French law may impede the accumulation of our shares by third parties seeking to gain a measure of control over our company. For example, French law as well as our articles of incorporation provides that any individual or entity (“person”), acting alone or in concert with others, that becomes the owner or ceases to be the owner of more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90%, 95% of the share capital or voting rights of our company is required to notify (i) us and (ii) the AMF by registered letter (with return receipt) within five trading days of crossing such thresholds. The AMF makes the notice public. Additionally, any person acquiring more than 10% or 20% of the share capital or voting rights of our company must notify us and the AMF within 10 trading days of crossing any of these thresholds and file a statement of their intentions relating to future acquisitions or participation in the management of our company for the following 12-month period, including whether or not this person is acting alone or in concert and whether or not they intend to continue their purchases to acquire control of our company or to seek nominations to our board of directors. This person may amend their stated intentions, provided that they do so, on the basis of significant changes in their own situation or stockholding. Upon any changes of intentions, they must file a new statement. The AMF makes these statements public. Any shareholder who fails to comply

10 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

with these requirements shall have voting rights for all shares in excess of the relevant threshold suspended for two years following the completion of the required notification. Moreover, this shareholder may have all or part of its voting rights within our company suspended for up to five years by the relevant commercial court at the request of our chairman, any of our shareholders or the AMF. In addition, such shareholders may be subject to fines for violation of the share ownership notification requirement and for violation of the notification requirement regarding the statement of intentions. Under the terms of the deposit agreement relating to our ADSs (American Depository Shares), if a holder of ADSs fails to instruct the depositary in a timely and valid manner how to vote such holder’s ADSs with respect to a particular matter, the depositary will deem that such holder has given a proxy to the chairman of the meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors and will vote the ordinary shares underlying the ADSs accordingly. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our company.

Interests of our shareholders will be diluted if they are not able to exercise preferential subscription rights for our shares.

Under French law, shareholders have preferential subscription rights (droits préférentiels de souscription) to subscribe for issuances of new shares or other securities with preferential subscription rights, on a pro rata basis, such purchases to be paid in cash. Shareholders may waive their right specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities on Euronext Paris S.A. Holders of our ADSs may not be able to exercise preferential subscription rights for these shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available. If these preferential subscription rights cannot be exercised by holders of ADSs, we will make arrangements to have the preferential subscription rights sold and the net proceeds of the sale paid to such holders. If such rights cannot be sold for any reason, we may allow such rights to lapse. In either case, the interest of holders of ADSs in our company will be diluted, and, if the rights lapse, such holders will not realize any value from the granting of preferential subscription rights.

It may be difficult for holders of our ADSs rather than our ordinary shares to exercise some of their rights as shareholders.

It may be more difficult for holders of our ADSs to exercise their rights as shareholders than it would be if they directly held our ordinary shares. For example, if we offer new ordinary shares, and a holder of our ADSs has the right to subscribe for a portion of them, the Bank of New York, as the depositary, is allowed to sell for such ADS holder’s benefit that right to subscribe for new ordinary shares of our company instead of making it available to such holder in its own discretion. Also, to exercise their voting rights, holders of our ADSs must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for a holder of our ADSs than it would for holders of our ordinary shares.

Fluctuation in the value of the U.S. dollar relative to the euro may cause the price of our ordinary shares to deviate from the price of our ADSs.

Our ADSs trade in U.S. dollars and our ordinary shares trade in euros. Fluctuations in the exchange rates between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.

We have not distributed dividends to our shareholders in the past nor do we intend to in the near future.

We currently intend to use all of our operating cash flow to finance the development of our business for the foreseeable future. We have never distributed cash dividends to our shareholders, and we currently have no plan to distribute cash dividends. If we distribute a portion of our earnings as dividends to shareholders in the future, the determination of whether to declare dividends and, if so, the amount of such dividends will be based on facts and circumstances existing at the time of determination.

Our share price has been and may continue to be volatile.

Our share price has been volatile due, in part, to generally volatile securities markets, and the volatility in the telecommunications and technology companies’ securities markets in particular. Factors other than our financial results that may affect our share price include, but are not limited to, market expectations of our performance, capital spending plans of our customers, the level perceived growth of the industries in which we participate and any perceived need for us to raise additional capital through the sale of securities. Any future sale of equity or convertible securities we may consider could depress our stock price.

We may have difficulty in accessing capital to grow the business if we are unable to obtain short-term bank loans in the future.

At some point in the future, we may have need for short-term financing in order to continue to grow our business. If we are unable to obtain a traditional bank loan, due to a decline in our credit rating or due to the unwillingness of a bank to make a business loan, we may have to seek alternative financing that could be both difficult and expensive. The banking practices in France are different from traditional banking practices in other countries, like the United States for example, and obtaining a traditional bank loan is often difficult and may carry a very high interest rate.

We hold some of our own shares in treasury stock. If our share price declines significantly, we may be required to take a provision for the loss in value.

As of December 31, 2005 we held 156,345 shares of our own stock in treasury for a total value of €1,321,215. If our stock price declines by 10% as compared to the average value share purchase price, we could be required to take a provision for depreciation of €131,215 in our statutory accounts (comptes annuels).

WAVECOM - Annual Report Form 20-F 2005 11

Back to Contents

Item 4: Information on the Company

Company background

We were incorporated as a French société anonyme on June 28, 1993, for a duration of 99 years under the name of Wavecom, S.A. We are registered in Nanterre, France, registration number 391 838 042. Our headquarter’s offices are located at: 3 esplanade du Foncet, in Issy-les-Moulineaux, France, where our phone number is +33 (1) 46 29 08 00.

Business overview and recent evolution

Overview

We are a global technology company that develops markets and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Our highly sophisticated wireless platforms, are sold as central processing units (CPUs - including both smart modems and modules) and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. We also provide our customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products. Our tag line—”Make it wireless”—succinctly describes our business.

With over twelve years’ enterprise experience, we have developed a talented team of managers and employees who are focused on creating and selling these wireless platforms. Our engineering teams have highly specialized expertise and know-how in the development and integration of radio-frequency-designed circuitry and communications software. Our direct marketing and sales teams and extensive network of value-added distributors reach a large number of diverse customers and prospects throughout the world. Although we do not operate our own production facilities, our operations teams have acquired substantial expertise in producing and manufacturing our wireless CPUs through working closely with our contract manufacturing partner located in China.

Recent developments

On March 20, 2006 we announced our intention to acquire certain assets of Sony Ericsson’s M2M Communications Business Unit in a cash transaction with a purchase price up to a maximum of €32.5 million.

The assets we are acquiring include a line of wireless modules similar to our own. These products however provide strengths in markets and geographies that are complementary to our business. We believe that the acquisition of these assets offers numerous synergies and benefits, specifically in scale and geographic presence. The acquisition will bring to us a solid customer base from the North American automotive and fleet management market that should further reinforce Wavecom’s already diverse automotive customer base in Europe. Overall, this acquisition fits entirely with our long term strategy and vision.

The assets we have acquired include Sony Ericsson’s new GX64 GSM/GPRS product family, the GX47/48 GSM/GPRS product family, the CM42/52 CDMA/1xRTT product family, as well as global assets and activities in M2M research & development, marketing, and sales. Approximately 90 people will be joining our company, of which around 60 are R&D engineers and 30 are sales and marketing professionals.

This acquisition is expected to put pressure on Wavecom’s short-term profitability while in the long-term should enhance shareholder value. As our management team is still refining the integrated organization, expectations on the expense structure and potential restructuring costs are still being determined.

12 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

The year 2005 - a year of transition

2005 marked the first full year that we operated our company exclusively dedicated to embedded industrial wireless applications. Prior to 2005 we actively marketed our solutions to both this market, predominantly in the European, Middle East and Africa region, as well as to the telephone handset market, mainly to customers in the Asia Pacific region. Sales to Asian handset manufacturers had driven company revenues during the period from 1999 to early 2003. For the full year 2002, revenues to the telephone handset market made up 82% of total company revenues. Beginning in the first quarter of 2003, we experienced lagging sales to our customers who produced mobile telephone handsets. Declining sales in this market were due to our customers’ increasing technological competence and their desire to make their telephone handsets based on reference designs rather than our complete “pre-packaged” solutions. Our non-handset customers did not, however, pursue this practice because they did not have sufficient scale to justify the required investment in research and development.

In September 2004, we announced our decision to exit the mobile telephone handset market and to terminate silicon chipset development. This announcement included a plan to significantly reduce headcount. During 2004, we implemented a total of three separate restructuring plans and when these plans were completed in the second quarter of 2005, global headcount had been reduced by 62% from 863 employees and independent contractors at the end of 2003 to 330 employees and independent contractors at the end of 2005. Restructuring costs included headcount reductions of €15,4 million and additional charges of €6,8 million for a total of €22,2 million in 2004 and a remaining amount (€1,7 million) was taken in 2005.

Having stopped future development for the mobile telephone handset market, we reformulated our business strategy to focus exclusively on wireless communication between machines. Under the direction of our new chief executive officer, Dr. Ronald D. Black, who joined the company in August of 2004, we put in place an organizational structure designed to reflect the change in the company’s strategic direction. This structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). Each of these regions is headed by a Group Vice President who has responsibility for developing customer relations and managing the profitability of the region. The regions are supported from a product standpoint by marketing and technology, research and development, and operations (manufacturing). From an administrative standpoint the overall company is supported by finance, human resources and quality departments.

With our new strategy and organization in place, and the restructuring behind us, we returned the company to profitability in the second quarter of 2005, a trend which continued for the following two quarters. We registered an operating profit of €4.0 million and net profit of €8.7 million for the full year 2005 compared to an operating and net losses in 2004 of €80.9 million and €78.8 million respectively.

For 2005, our total revenues amounted to €129.2 million, with sales in EMEA, APAC and the Americas representing 58%, 32% and 10% of total sales, respectively. For further information on our recent results and the impact of our exiting the mobile telephone handset market, see Item 5 Operating and Financial Review and Prospects.

Trends

2005 was a pivotal year for Wavecom as we successfully refocused our activities on embedded industrial wireless solutions.

We achieved our main objective in 2005 which was to reach operating profitability producing an operating profit of €4.0 million and a net profit of €8.7 million compared to an operating loss of €80.9 million and a net loss of €78.8 million in 2004.

Concerning our revenues, our objective is to continue offering additional features and functionality to our products. In particular, we intend to improve the functionality of each element of our software suite, Open AT® and we will add more functionality such as real-time with new communication protocols such as EDGE and Bluetooth as well as offering the possibility to download, via the cellular networks (DOTA – Download Over The Air) allowing remote upgrades and enhancements to the operating system, the application layers and the network software. We intend to continue to enhance our service offer with the introduction of services like Wavecom University, a professional training program designed to help clients take full advantage of all of Wavecom’s software including our Open AT® software suite. Finally, we expect to benefit from potential development in the vertical markets. Our recent announcement to acquire certain assets from Sony Ericsson should allow us to merge our product offerings with those acquired from Sony Ericsson’s M2M communications business unit.

Although the backlog increased significantly from the third quarter to the fourth quarter 2005, from €36.6 million to €39.1 million and considering we expect to add revenues from the assets acquired from Sony Ericsson business, there still remains a number of variables, both positive and negative that could influence our revenues which are difficult to quantify at this point in time. These elements include: the integration of the Sony Ericsson M2M product line, the level of sales from some handset business, the possible licensing agreements and finally the risks related to our supply chain. Regarding the supply chain, we have begun to see some difficulties in obtaining the supply of some components such as flash memory for us as well as some of our customers which could impact our shipments. It should be noted that the backlog as of December 31, 2005 included approximately 23% of firm orders from a customer which has been in court-supervised receivership since February 2006. At this time,

WAVECOM - Annual Report Form 20-F 2005 13

Back to Contents

we expect to deliver a portion of these orders based on prepayment before delivery throughout 2006.

We have made to following assumptions regarding the factors that could have the greatest impact on our revenues in 2006: 1) volume growth and costs for the vertical markets should be similar to 2005 levels, 2) a continued decline in our average selling price but not faster than what we experienced in 2005, 3) expected pressure on our average margin rate given the fact that the product margin for the soon to be acquired Sony Ericsson M2M business unit products is lower than ours and 4) our operating expenses will possibly incorporate the acquired businesses as of the second quarter 2006.

The market for wireless communication between machines

The market for machines with wireless communication capabilities, which we call the “vertical markets”, is a developing business sector. Based on our own internal data and independent research, principally from ABI Research (most current being 2004), we estimated the global size of the vertical markets to be approximately 14.85 million units (wireless enabling devices) delivered in 2005. The market per se, is difficult to measure with any degree of certainty and our estimates do not include wireless PDAs (Personal Digital Assistants) or mobile computing (wireless PC cards). We believe that the global size of the vertical markets should continue to expand in the coming years as the usefulness of wireless-enabled machines is recognized for increasingly diverse applications.

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

Other trends we see emerging that could help the expansion of the vertical markets include:

•	increasing demands for wireless products in the security/alarm sector;
•

European Union initiatives (eCall Driving Group) aimed at reducing the number of road deaths by 50% between now and 2010, thus opening up a market for embedded communication devices for each new car to be sold in Europe by 2009 (15 million units/year);

•	insurance industry plans to implement “Pay-As-You-Drive” programs using wireless connectivity to monitor driving patterns and performance in order to customize premiums;
•	an aging population is creating a niche market for wireless health applications; and
•	utility de-regulation, resulting from environmental protection plans, is opening up the metering market.

Finally, we believe that the longer-term emergence of new technologies and standards designed to treat large volumes of data transmission, such as EDGE (Enhanced Data GSM Environment) and W-CDMA (Wideband CDMA, also referred to as third generation or 3G) will encourage further growth in the market for wireless-enabled machines by permitting new applications.

Growth also depends on the contribution of different types of market participants.

The development of the vertical markets has resulted from the contribution of four main types of market participants in the creation of an ecosystem including:

•	technology providers, like us, who provide the core wireless technology, including hardware and software compatible with wireless transmission standards;
•	value-added distributors and design houses, which play a leading role in conceptualizing, creating and designing wireless-enabled products;
•	end-product manufacturers, who conceive, design and manufacture wireless-enabled products; and
•	wireless network operators who establish and operate wireless transmission networks.

The vertical markets’ future expansion depends on each of these market participants developing and providing the products, services and support needed to enable further growth.

14 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Strategy & Vision

The market today for industrial and automotive wireless solutions is still relatively small compared to consumer applications such as mobile phones. Nevertheless, we believe that the market is poised for significant growth over the next several years, and that Wavecom is particularly well positioned to be the leader in the space based on our past twelve years of experience in creating innovative products and providing superior customer service.

From a product perspective, we are focused on providing our customers the lowest “total cost of ownership” by eliminating unnecessary hardware in their products. We achieve this through our Open AT® software suite which allows customers to develop applications directly on our modules, which is a very different approach from our competitors whose modules can act only as wireless input-output devices, and must be used with external microprocessors, memory controllers, memory, and other input/outputs. Our innovative Open AT® software suite includes the communications firmware (protocol stack), our operating system, and our integrated development environment. The suite has standard interfaces that allow independent software vendors (ISVs) to provide additional functionality through plug-ins such as TCP/IP, email, IBM’s MQTT, Orange’s M2M Connect, and memory card readers. Additionally, all of our products offer download-over-the-air (DOTA), which will allow any of our software, or the customer’s application, to be updated through the network without a physical service call.

From a customer service perspective, we have evolved our supply chain to the point that we believe it to be a competitive advantage. For example, we have recently announced a service whereby customers can order customized product to be delivered in a matter of days, compared with the industry standard cycle-time of six weeks or more, all without increasing our inventory level. We have also established Wavecom University, a professional education service that allows customers and partners to learn about our products in detail and how to most efficiently and effectively use them. We have already held four courses on Open AT®, which were well attended by both our customers and partners. In the future we plan on building even more services using, for example, DOTA for long-term maintenance of products in the field.

On the surface our strategy of innovation and superior service is not only straight-forward, but simple, and easy to communicate to customers. As one begins to understand the complexity of developing a complete solution like Open AT®, however, or the difficulty of improving manufacturing cycle time to supply product in short-lead-times without increasing inventory, it is apparent that Wavecom has institutional knowledge that truly differentiates.

WAVECOM - Annual Report Form 20-F 2005 15

Back to Contents

Currently targeted product applications

As a result of our strategic shift away from the mobile telephone market, we now focus on three principal types of product applications in the vertical markets. Each of the vertical markets has numerous sub-applications due to the diversity of potential uses.

•

Automotive applications, also referred to as telematics, combine wireless digital telecommunications with GPS (Global Positioning System) technology giving our primary customers for these applications, dashboard integrators, the ability to offer wireless communication to car manufacturers. The combination of these technologies gives end-users and car manufacturers, new functionality. End-user functionalities include: making hands-free telephone calls from the car; automatically placing emergency calls in case of accident, theft or breakdown; obtaining real-time interactive on-road traffic information; en-route navigation; and locating nearby shops and places of interest while traveling.

From a car manufacturer’s standpoint, with wireless-equipped vehicles they can establish a direct link with the car’s end-user. The use of remote diagnostics facilitates and reduces costs for regular checkups, recalls or calls for part updates.

During 2005 we joined the European Union eCall Driving Group, a pan-European consortium of parties charged with the task of reducing automobile fatalities on the European roadways by 50% by 2010. This organization has been evaluating options including a requirement for all automobiles in Europe to be equipped with wireless technology in order to automatically send a distress message in case of a serious accident.

•

Industrial applications also named M2M (for Machine-To-Machine) use wireless technology to collect data remotely via wireless operator networks and transform this data into useful information. Current and potential applications exist in more than 50 separate sub-applications, among them: utility meters; automatic teller machines; vending machines; security and alarm systems; and payment systems. This market is made up mainly of enterprise customers where use of wireless functionality will address two main objectives: reducing operating costs and improving overall operating efficiency by providing managers with real-time, usable sales and service statistics. Finally, the combination of wireless communication with GPS technology allows for effective fleet management or tracking applications. Specifically, with this technology, transport companies can easily monitor, track and optimize the location and usage of their trucks, taxis or other vehicles. Wireless-enabled tracking devices have also proved to be useful for toll collection projects in geographic regions that do not already have an infrastructure of physical toll collection points installed on their motorways.

•

Mobile Professional applications include PDAs (Personal Digital Assistants), mobile computers, and wireless local loop (WLL) applications. We provide solutions to wireless PDA and mobile computer manufacturers which are designed in most cases to address the enterprise market. Our solutions are also used by WLL manufacturers of wireless desktop phones and wireless public pay phones, especially in regions where the fixed line telephone network infrastructure is overburdened, obsolete or inexistent. WLL technology involves the use of a wireless link to replace copper cable for so-called ‘last mile’ telecommunications network connections - between the customer and public switched telephone network (PSTN) infrastructure. These applications use our expertise in both voice and data transmission.

Our products and services

Our commercial product offerings consists of three central elements; Open AT® Software, Wireless CPUs and Professional Services. Everything we do is designed to help our customers reduce their “Total Cost of Ownership” (TCO) by embedding applications directly onto our Wireless CPUs. By doing this they are able to reduce overall material costs, accelerate revenue generation by shortening time-to-market and ensure post-sale field maintenance through the use of Download Over-The-Air (DOTA) solution upgrade capabilities. Download over-the-air allows our customers to update software which is embedded in their wireless products via radio transmission, without the need to physically visit the application in the field, which is quite often dispersed over a wide geographical area.

Our commercial product offerings are designed to be flexible in a way that the mix of these three elements can be adapted to the unique needs of our customers whether they be start-ups, multinational conglomerates or anywhere in between.

With respect to software flexibility, our Open AT® IDE (Integrated Development Environment) is available for all of our GSM series of products and allows customers to embed and port their own software into our Wireless CPU, thus eliminating the need for external microprocessors and other semiconductor devices. This benefit alone saves a significant amount on the material costs for our customers and the total cost of ownership can be further reduced by other Wavecom offers such as DOTA.

16 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Open AT® Software

The Open AT® Software family consists of four elements; Open AT® OS, Open AT® IDE, Open AT® Plug-Ins, Open AT® Firmware. With this family of software comes the possibility to unlock and harness the true power of our Wireless CPU portfolio from real-time application design to over-the-air software upgrades.

• Open AT® OS

The Operating System element is responsible for managing the entire software environment on the Wireless CPU. It manages key functionality such as the Real-Time enhancements and DOTA and also executes the embedded customer applications. It provides access to more than 450 programming APIs (Application Programming Interfaces) for both internal and external modes of operation. Our OS6.55 was launched in 2005, bringing new functionality such as the ability to download the entire Wavecom Open AT® OS over the-air in DOTA Type II, controller-less Bluetooth, or limited space wireless communication, and multiplexed virtual ports for parallel application hosting.

• Open AT® IDE

The IDE (Integrated Development Environment) is the powerful suite of developer tools that bring the entire commercial offer to life. Without comprehensive tools, the developer is prohibited from making the most of the Wireless CPU in terms of design efficiency. These tools provide the ability for the developer to write Open AT® applications, compile them, download them to the Wireless CPU and then monitor them during the debugging phase of development. In 2006, we will transition our IDE to one based on Eclipse which is a tried and tested open-source community-developed software development framework, so that innovation and creativity is limited only by imagination.

• Open AT® GTi

Open AT® GTi is an innovative software platform for wireless devices that enables application developers to create customized, display-centric products using cellular wireless capabilities. The platform, along with its toolkit, allows companies to quickly and easily differentiate their products via graphic displays. Open AT® GTi technology is an evolution of more than 10 years of development in the automotive and M2M sectors.

• Open AT® Plug-Ins

Plug-Ins represent the freedom to develop value-added generic or application-specific functionality within the Open AT® Software environment. We provide TCP/IP and Internet Plug-Ins today, making machine-to-machine (M2M) connectivity to the Internet a reality and easy, and new Plug-In functionality will be announced and made available in 2006. Many of our customers have developed their own Plug-Ins such as memory card readers, M2M-specific data protocols and peripheral device drivers.

• Open AT® Firmware

Firmware is the underlying lower layers of the embedded software. The direct link to physical interfaces of both wired and wireless applications is managed by the firmware. These interfaces include wired devices such as displays, general purpose inputs/output, ports such as USB (Universal Serial Bus), keypads and numerous others. In addition to these inherent interfaces are the complementary wireless interfaces that do not use controllers such as Bluetooth and GPS. These allow our customers to design architecturally-efficient products, reducing TCO.

In October 2005, we launched the Open AT® Developers Forum which has seen membership grow exponentially. It currently has over 300 member developers and is providing an online virtual meeting place for developers to exchange ideas in addition to providing us with an invaluable opportunity to further enhance the channels by which we listen to the needs of our customers. This is truly enabling the developer community to speed up development using Open AT®.

Because the embedded element of our software offer is included in the delivery of all of our Wireless CPUs as part of our pre-packaged solutions approach, it does not represent an independent source of revenue.

WAVECOM - Annual Report Form 20-F 2005 17

Back to Contents

Wireless CPUs

In 2005, we created the “Wireless CPU” programmable device classification. This change in nomenclature was initiated specifically to denote the stark contrast between our Wireless CPU range and simple modems. The modem, standing for MOdulator - DEModulator, is a device which receives data in one format and transforms it into another, without adding any value or intelligence to the data. Our products have come a long way since this rudimentary beginning and can now perform all basic modem functions as well as listen to and act on that data, store it in embedded silicon memory, create and send emails based on it, show it on readable displays, use it to trigger external actions such as alarms or monitors and even host complex user interfaces. The Wireless CPU has become the central brain of many of our customers’ applications due to this increased capability. We believe that we are currently the only market provider that offers Wireless CPUs with an interchangeable form factor for both GSM and CDMA standards. This interchangeability gives our customers extended flexibility by eliminating the need to significantly redesign the same product for different cellular standards.

We introduced a new CPU in April 2006 - the Wireless Microprocessor. It will have the smallest form factor of any of our CPUs and is designed to allow our customers to use our combined hardware and software platform for running all of their applications software - not just the wireless portion. This concept is revolutionary because it allows our customers to significantly reduce their overall costs by eliminating excess external microprocessors.

• Embedded Wireless CPU-Quik Series

A series specially conceived for rapid mounting, hence the name, on printed circuit boards during the production assembly process. In 2005, we broke new ground by introducing an ARM9-based Wireless CPU which raised to a new level the wireless computing capability and extended the peripheral connectivity. Our line of Quik Wireless CPUs currently includes:

•	Q2686, the first in the ARM9 family, bringing a host of new peripheral connectivity possibilities, working on GSM networks anywhere in the world;
•

Q2687, Microsoft® Windows® MobileTM 5.0 compatible and high speed data capable (EDGE) with a new expansion port used for connecting external memory devices, displays and parallel interface controller peripherals;

•	Q24 series, this best-selling series includes five dual-band devices and is used in every type of application and in every segment we target, from automotive to industrial M2M to mobile professional;
•

Q2501, our first “combo” device that combines GSM with GPS (Global Positioning system) and allowed for the first time, entire location-based applications to be hosted without the need of an external microprocessor;

•	Q3106 is our entry level device for wireless PDAs and Mobile Computing applications.

• External Wireless CPU-Fastrack and Integra

As key enablers for rapid deployment, Fastrack and Integra represent the fastest route to learning all about the three elements of our commercial offer. They allow entry-level Open AT®-driven applications to be built and represent a stepping stone to the embedded versions of our Wireless CPUs:

•

Fastrack is designed both for external retrofits to existing non-wireless enabled applications and for creating new wireless applications without circuit board development skills. This ready-to-use solution can host the entire customer application when using Open AT® Software which can even monitor and control external sensors and switches, such as a temperature sensor or motion detector via the use of external general-purpose input/outputs. It can also be plugged directly into a personal computer, directly out-of-the-box, for super fast development initialization. SIM card (wireless network identification) and power supply are built in.

•

Integra is designed for plugging directly onto a circuit board and comes complete with a larger range of interfaces compared to Fastrack, for control and monitoring of larger complexity applications. It’s highly compact, ready-to-use and designed to be easily incorporated on the circuit board, making it ideal for applications where small size is critical. SIM card and power supply are built in.

• RoHS Compliant product line

From July 1, 2006, the EU directive, known as RoHS (Restriction of Hazardous Substances), which bans the use of identified hazardous substances in all electronics products, comes into effect. We have been the only supplier of cellular wireless solutions to upgrade our entire range of Wireless CPUs to be compliant with this new RoHS directive, ensuring that existing customers remain secure in the knowledge that they will not have to redesign their products. This provides us with a unique opportunity to be considered for redesigns of customer applications not using our solutions today.

18 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Licensing

We licensed our protocol stack for the first time in 2005.

Going forward we see software and technology licensing as a core part of our business. As such, we have a team working to develop additional technology licensing opportunities. The nature of our licensing business, however, will not be a consistent contributor to our sales until a steady-state operation occurs and we have planned revenue maintenance for our licenses.

Professional Services

We believe that the complete, personalized service that we provide to our customers is a critical factor in our customers choosing us as a supplier, and one of our principal competitive advantages. Our assistance and technical support services are intended to allow our customers to complete their product development and manufacturing phases swiftly and to move quickly to volume production. We provide our customers with an evaluation kit with which enables them to carry out technical feasibility studies for their future products.

The direct customer contact that comes from providing these services also helps us to anticipate our customers’ plans for future product development and enables us to better understand the evolution of our product applications.

Our services include:

•	Wavecom University, providing professional-grade, externally-hosted training and developer certification;
•	“Express” and “Fast” delivery of products;
•	design assistance and support;
•	development of application-specific software;
•	code review for customers’ Open AT® applications;
•	field testing and validation, including assistance for obtaining a product’s complete certification in those countries where certification is required;
•	supply of test software and tools for monitoring production;
•	assistance with the production process; and
•	customer training in the optimal use of our solutions, accompanied by instruction manuals.

We have developed our own machine-targeted solution for enabling download over-the-air (DOTA) services. Services derived from the use of these solutions are based on Wavecom’s proprietary intellectual property, and are available by default in our Wireless CPU families. Such services allow our customers to update software which is embedded in their wireless products via radio transmission, without the need to physically visit the deployed based in the field which is quite often dispersed over a wide geographical area. This process is expected to be extremely cost-beneficial for the customer, and we believe that it should create a new source of revenue for us in the future. This DOTA feature is made possible through our Open AT® software architecture.

Marketing and Sales

We use both direct and indirect sales channels, as well as strategic commercial partnerships, to sell our various wireless technology solutions.

Our direct sales and marketing teams, which include a total of approximately 70 sales people, field application engineers and marketing professionals are based in our three primary geographic regions: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific), the Americas (North America and South America) and in our corporate offices. Along with our strategic shift to focus on vertical embedded applications in September 2004, we reinforced our direct sales teams to address the largest customers in targeted application segments such as: Automotive for tier 1 OEMs (Original Equipment Manufacturers) and aftermarket; Industrial Machine-to-Machine (including control & monitoring, home & commercial security, automatic meter management, sales & payment and vehicle & remote management); and finally, Mobile Professional -- fixed voice, mobile computing and personal entertainment. In 2005, direct sales represented 45% of the global Wavecom annual product revenue compared to 59% in 2004.

Our indirect sales channel of distributors, built over the past nine years, as well as an extensive network of “Sales Representatives” in North America are active in promoting our products and services worldwide. This distributor network has a presence in 115 countries and is made up of specialists in electronic components and system design that we train and develop to specifically address our target segments. They allow us to reach a large number of very diverse small and medium customers and prospects throughout the world.

Finally, as part of our development strategy for the vertical markets in which we do business we join in strategic relationships with businesses that currently, or may in the future, occupy key roles in the development of wireless communications and the vertical markets. For example, we have co-marketing agreements with Orange, a wireless operator, and IBM in Europe. We also have joint marketing partnerships with one certified competence center in each of the three regions: Plextek in EMEA, Delta Mobile in the Americas and Infosys in the APAC region.

WAVECOM - Annual Report Form 20-F 2005 19

Back to Contents

Customer base

Our current customer base, with whom we have both direct and indirect relationships, is numerous and highly diverse. This, we believe, has led to a revenue stream that is much more stable than in the past when much of our revenues depended on a small number of Asian-based telephone handset manufacturers.

The chart below shows our top 10 customers for 2005.

Rank	Customer type/Region	% of total 2005 revenues

1	Distributor/Global	11%
2	Direct-Automotive/EMEA	7%
3	Distributor/APAC	6%
4	Distributor/APAC	5%
5	Direct/APAC	5%
6	Distributor/Americas	5%
7	Direct/APAC	4%
8	Direct-Automotive/EMEA	4%
9	Distributor/EMEA	3%
10	Distributor/EMEA	3%

Total of top ten customers in 2005		53%

Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly vertical applications.

Notwithstanding the fact that our current customer base is fairly balanced and diverse, we have in the past experienced some customer concentrations. If a particular customer develops a product that meets with substantial success, it is possible that sales to a single customer could rapidly begin to represent a particularly significant portion of our revenues.

Research and development

In order to remain at the forefront of fast-paced technological developments and increasing customer requirements in each of our markets, we make sizeable investments in research and development. The intellectual property developed by our research and development teams is integrated into our proprietary solutions.

	Research and Development Expenditures

	2001	2002	2003	2004	2005

	(In millions of euros)
Expenditures	€32.6	€64.1	€62.1	€47.1	€24.1
As % of total revenues	10%	12%	23%	31%	19%

20 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

As of December 31, 2005 our research and development team included more than 175 staff (salaried employees and independent contractors), representing over half of our worldwide workforce. The majority of our research and development teams are based at the company headquarters in Issy-les-Moulineaux, near Paris, with smaller, specialized teams in Hong Kong and San Diego. We expect to add assets from Sony Ericsson also adds a team of approximately 60 research and development engineers in Raleigh, North Carolina (U.S.) once the acquisition is finalized. Through these local teams, we can react to our customers’ specific development needs quickly and efficiently and drive regional customization when and where appropriate.

We offer our customers specialized expertise and more than ten years’ experience in the wireless sector. Our technological know-how has enabled our customers to successfully develop innovative products and penetrate local, regional and global markets with a variety of applications.

Our research and development department is organized in a matrix structure with four line teams (hardware, software, validation and customer engineering) and one program team. This matrix structure allows us to keep core resources permanently allocated to critical hardware and software development specifically addressing issues in all three of our target applications. We believe that this structure is optimal since it 1) ensures consistency of technical solutions, 2) maximizes reuse of research and development for new products and applications, and 3) ensures uniformity of tools and methods. Research and development teams work on developing new products for each target market; expanding the existing product ranges; and integrating all of the latest telecommunications standards required by our customers, including GSM, GPRS, CDMA and, in the future, EDGE and W-CDMA.

Our R&D teams play a critical role in conceptualizing and developing products and solutions in response to customer needs identified by our strategic and product marketing teams. As the company strategy shifts to greater emphasis on software functionalities, it is the R&D software teams that will lead this initiative. The latest versions of our Open AT® operating systems, the OS 6.55 and OS 6.60, were completely developed in-house, by Wavecom engineers who manage all specifications, architecture, development and integration phases. This allows us to offer an optimal system solution, in terms of system resource consumption and performance, providing the customer with complete flexibility to evolve products and ensuring quick response since we do not depend on third party technology providers. This in-house capability makes us different from our competitors who typically outsource development of significant critical software, like the protocol stack for instance.

During 2005 we completed 3 major projects:

•	development of the OS6.55 new operating system—featuring Bluetooth and 27.010 multiplexing;
•

the completion of the Q2686, a new platform based on an ARM9 processor, using our OS6.60, of which engineering samples have been available since August 2005, and for which mass production should start in March 2006;

•	and the Q2687 Edge, which we first demonstrated in September 2005, and that will be commercially available in July 2006.

Looking forward to 2006 we plan to work on several efficiency and quality-related activities including:

•

pursuing the CMMI (Capability Maturity Model Integration) project to reach level 2 in 2006 and level 3 in 2007. Our goal is to achieve CMMI level 2 within the second half of 2006 in order to have a deployed control on our software development and then achieve CMMI level 3 in 2007 in order to have processes that ensure tailoring of our organization and improvement process.

•

aligning all three development centers with the same design and development tools, to allow for maximum flexibility of resource allocation on projects and advanced studies, and continuing the spread of GSM and CDMA competencies throughout all three of our regions, thus increasing each region’s autonomy and efficiency in customer support;

•

and extending our test environments to increase unit testing and integration testing, and working out a Customer Integration Test Suite, to help customers smoothly integrate our platforms into their applications.

Our contract manufacturing partner and relationship

Until the end of 2003, we relied on three separate contract manufacturers to produce our modules and modems: Solectron in Romania, Elcoteq in China and Thales in France. In an effort to achieve manufacturing efficiencies and enhance our competitive position, in October 2003 we made the decision to concentrate all of our outsourced manufacturing with one contract manufacturer, Solectron, using its factory in Suzhou, China. We began the transition to concentrate manufacturing in the first quarter of 2004 and this transition was completed by the second quarter of 2005.

The establishment of a broader commercial relationship with Solectron as our sole manufacturing supplier has enabled us to work more closely with our subcontractor in the development of key industrial processes and in the provision of new customer services, such as logistics, maintenance, technical support, design services and the launch of new products.

Although we intend to use Solectron as the sole manufacturer of our wireless CPU products, we believe that we have the ability to add additional suppliers on relatively short notice should Solectron be unable to meet all of our product or capacity requirements. For a discussion of the risks related to the use of a single contract manufacturer, see Item 3. Key Information-Risk Factors.

WAVECOM - Annual Report Form 20-F 2005 21

Back to Contents

Component supply

Under the commercial agreement with Solectron, the responsibility for component supply lies with the contract manufacturer, although most major component prices are negotiated directly with suppliers by our purchasing department. Should we reduce or discontinue the manufacture of our products or modify their design in terms of components, the contract manufacturer can invoice us for the cost of the components which are no longer of use. Procurement of components by our contract manufacturer is driven by our forecast for finished products. Usually the components are ordered two to four months before they enter into the production process. Through our contract manufacturer, we order components for our products from microchip producers, including Philips, Toshiba, Intel, ST MicroElectronics, Silicon Labs, Skyworks, Renesas Spansion and Qualcomm. Non-standard semiconductors based on our designs are produced by Atmel and Ricoh.

Sony Ericsson products

Sony Ericsson products are manufactured by 3 sub-contractors located in Mexico and Taiwan.

Quality assurance and ISO certification

In November 2005 we received our ISO9001: 2000 certification with a multi-site certificate (reference: FR05/1246QU) covering our four main locations in France, the U.S. (San Diego offices) and Asia-Pacific (Hong Kong and Beijing). The certification covers the following scope: Development, Sales and Delivery of pre-packaged wireless solutions for Automotive, Industrial and Mobile Professional applications.

Our contract manufacturer, Solectron, located in Suzhou, China is ISO-certified according to the standards ISO/TS16949 and ISO14000. In addition to the fact that our contract manufacturer is certified, we also require, in our technical specifications, that all of our component suppliers be ISO-certified. Using ISO-certified suppliers helps us to ensure the quality of the products we sell. Before our products are shipped they are tested at the contract manufacturer’s site. We own and manage all of the test devices and equipment in order to ensure that our products satisfy our own, pre-established, quality standards.

The ISO9001 certification pushes us toward continued improvement and helps us to focus on one of our major activities: software development using a CMMI (Capability Maturity Model Integration) project. This project, at the end of 2004, studies the processes for creating software. Our goal is to achieve CMMI level 2 within the second half of 2006 in order to have a deployed control on our software development and then achieve CMMI level 3 in 2007 in order to have processes that ensure tailoring of our organization and improvement process.

Backlog

At December 31, 2005 our product backlog amounted to approximately €39.1 million. All orders received in a currency other than the euro are valued on the basis of the currency exchange rate euro/dollar at the close of the period. Orders for vertical applications, including wireless PDAs, made up 90% of this backlog. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year. Payment terms vary with our vertical market customers, who generally place purchase orders 2 to 3 months in advance.

Our backlog may vary significantly from time to time depending upon the effect of seasonality on our customers’ business and their levels of inventory, the availability of necessary components, and the capacity of our suppliers and subcontractors to satisfy our orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period. During 2005 our operations teams successfully reduced our manufacturing cycle time and therefore we were able to deliver product much more quickly than in the past. As such, customers can place orders later and still receive the parts when they want them, which means that we are seeing more “turns” business, or orders that are placed and fulfilled within the quarter.

It should be noted that approximately 23% of firm orders in the backlog as of December 31, 2005 included orders from a customer that, as of February 2006, entered into court-supervised reorganization proceedings. We believe however, as of the date of this report, a portion of these orders will be delivered within the year 2006 subject to prepayment.

22 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Competition

We now compete primarily with wireless module and modem producers that are hardware-focused, such as Siemens, Sagem, Motorola and Kyocera. We also compete with some local producers in the Chinese market, mainly Simcom, in the U.S. market with Enfora and in Italy with Telit. However, because our products are sold with embedded software that is developed by our own software teams, to some extent we compete with software companies like TTP Com, a U.K.-based company.

Some of our competitors are considerably larger and more diversified than we are and consequently, they also often compete with their own customers in some end-product markets. We are an independent company, exclusively focused on supplying wireless-enabling solutions to the vertical markets. We are unique among most of our competitors since we develop our own software whereas our competitors typically outsource software development. With more than 20 million modules already sold, our products are field-proven wireless technology solutions for vertical markets. In addition, our products include full essential intellectual property rights protection.

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

Protection of our proprietary intellectual property

We currently hold 86 French patents expiring on various dates, the first of which is in 2015. We filed 62 patent requests which are currently being reviewed including 8 in the United States, 12 in Europe, 11 in China, 6 in Honk Kong, 3 in South Korea 3 in Japan, 3 in Russia and 2 in South Africa. In addition, we have initiated 12 “PCT” (Patent Cooperation Treaty) extension of some of our patents in specific jurisdictions.

We have registered trademarks or filed applications for such registration for “WAVECOM”, “WISMO”, “WISMO WITHIN”, “Open AT” and other trademarks in France. We have also registered these trademarks or filed applications for such registration in certain other jurisdictions.

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

WAVECOM - Annual Report Form 20-F 2005 23

Back to Contents

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

Our agreements for cross-licensing, patent non-assertion and licensing

In order to produce and market our GSM/GPRS-based wireless platforms, we must assess whether licenses from third-party patent owners are required. Because of the rapid technological development and intense competition in our industry, there may be a substantial number of patents to consider and it is difficult to identify all those which may have an impact on our products.

At this time, we have cross-licenses or licenses (or have non assertion agreements providing a similar effect) to use the GSM/GPRS-essential patents of Motorola, Siemens, Philips, NEC, Alcatel, Nokia, Ericsson and Mitsubishi, As we identify other potentially essential patents, we may need to enter into additional license agreements. Should we fail to identify all patents needed to produce and sell our products or to obtain the required license agreements, we could be found to have infringed the patent rights of third parties. In addition, as new digital transmission standards develop, we will have to acquire additional licenses for new essential patents.

We have entered into separate cross-licensing agreements with Motorola Inc. (January 1999), Philips N.V. (September 2001), Siemens AG (January 2002), Nokia Corporation (December 2003) and Ericsson (July 2004). Under each of these agreements, our counterparty has granted us a license to use GSM/GPRS essential patents that it owns or develops for the GSM/GPRS standard in consideration for our payment of either (i) a fixed fee covering all past and future royalties due, (ii) a fixed fee covering past royalties due and a royalty based on each GSM/GPRS product we sell in the future or (iii) a royalty based on each GSM/GPRS product we sell in the future. In addition, under each of these agreements, we have granted our counterparty a free or royalty-bearing license to use GSM/GPRS essential patents that we own or develop for the GSM/GPRS standard. These agreements generally remain in effect for so long as the licensed GSM/GPRS essential patents remain in force.

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

In order to produce and market CDMA-based wireless CPUs, we entered into a cross-license agreement with Qualcomm in May 2002. Under this agreement, Qualcomm has granted us a license to use CDMA essential patents that Qualcomm owns or is able to license for the CDMA standard in consideration for our payment to Qualcomm of an up-front fee and a royalty percentage based on each CDMA product we sell in the future. In addition, under this agreement, we have granted Qualcomm a royalty-free license to use CDMA essential patents that we own or develop for the CDMA standard.

24 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Capital Expenditures

Our capital expenditures relate primarily to the purchase of laboratory, testing and computer equipment, principally at our headquarters in France and at our contract manufacturer’s production facility. Total expenditures on property and equipment were €11.2 million in 2003, €2.6 million in 2004 and €1.7 million in 2005. In addition, in 2004, we purchased minority interests in a U.S. company. Arguin Communications, Inc. for a total amount of €1.8 million. In 2003 and 2004, most of the expenditures were internally financed from cash reserves but we also used long term capital leases to finance our computer infrastructure equipment. All capital expenditures in 2005 were internally financed from cash reserves.

On March 20, 2006, we announced our intention to acquire certain assets of the Sony Ericsson M2M business unit in a cash transaction for a purchase price of up to €32.5 million. This acquisition will be entirely financed by our cash reserves and includes the acquisition of tangible and intangible assets.

Corporate Information, organizational structure

Wavecom S.A. is the parent company and 100% owner of the following subsidiaries:

•	Wavecom Asia Pacific Limited, Hong Kong, People’s Republic of China (99.99%);
•	Wavecom Inc., San Diego, California, United States;
•	and Wavecom Deutschland GmbH, Darmstadt, Germany.

Wavecom S.A. is also 100% owner of the following subsidiaries which are dormant or have limited activity:

•	Wavecom Korea Co., Ltd., Seoul, South Korea;
•	Wavecom Northern Europe, Ltd, Guilford, United Kingdom;
•	and Arguin Communications, Inc., San Diego, California, United States (dissolved in 2005).

Wavecom S.A. is the headquarters and decision-making center and manages the subsidiaries listed above. It also performs an operational role for the distribution of Wavecom products in Europe, Middle-East and Africa. The two principal subsidiaries, Wavecom Inc. and Wavecom Asia-Pacific, Ltd. are responsible for distribution of products in their respective regions supplied by Wavecom S.A. The three other subsidiaries, Wavecom Korea Co., Wavecom Deutschland, Gmbh and Wavecom Northern Europe, Ltd. serve as agents.

Property, Plant and Equipment

Our headquarters are located in Issy-les-Moulineaux, a suburb of Paris, France, where we occupied approximately 7,000 square meters of leased office facilities as of December 31, 2005. During 2005, we vacated one floor of office space in buildings in Issy-les-Moulineaux. We terminated the leases on these premises by finding new tenants. We also currently lease office space in San Diego (United States), Hong Kong (China), Taipei (Taiwan), Darmstadt (Germany) and Beijing (China). We exited the Seoul office (South Korea) in 2005.

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

In 2005, we introduced the Quik Q26 series of wireless CPUs, which is certified lead-free according to the European Union’s RoHS (Restriction of Hazardous Substances) lead content standards. We are migrating all of our products to lead-free certification according to the RoHS standards by July 1, 2006.

WAVECOM - Annual Report Form 20-F 2005 25

Back to Contents

Risk Management and Insurance Coverage

Risk Management

The Risk Management function has now been delegated to the Risk Committee. The Risk Committee provides assistance to the CEO and the Board in fulfilling their overall responsibility to monitor the risks the company may face.

Sub-contracting related risks

Although we outsource our production, we encourage our contract manufacturers to put in place practices that safeguard the production processes. These practices include measures designed both to prevent the occurrence of loss and to minimize the losses should an adverse incident occur. Our objective is to transfer to our sub-contractors, to the greatest extent possible, all exposure to loss in connection with the work they perform for us. The level of risk transferred to the sub-contractor is based upon a number of factors, including the following:

•	the general business practices of the parties and the industries involved; and
•	the parties’ respective ability to financially assume and control the potential loss.

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

Insurance coverage

In collaboration with one of the main French insurance brokers, we reviewed and renewed our insurance program from 2004 to 2005 and it has been substantially renewed again for 2006 as required, given contractual renewal dates. The level of insurance coverage is substantially identical to the previous program. Particular attention is paid to the quality of our insurers and we only rely on insurers having a rating between A and AAA. Our annual insurance budget is around €1 million.

We determine the level of insurance coverage required by evaluating the major risks, coverage availability and cost. Our insurance policies include the following coverage levels, subject to specified limitations such as deductibles that vary from case to case from €10,000 to €150,000:

•	property damages and related loss of income;
•	general civil and product liability; and
•	directors’ and officers’ liability.

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

Item 4A: Unresolved Staff Comments

None.

26 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Item 5: Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this annual report. Our consolidated financial statements and our quarterly financial results included in this discussion have been prepared in accordance with U.S. GAAP). This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Critical Accounting Judgments and Estimates

We have identified the most critical accounting principles upon which our financial situation depends and that involve the most complex or subjective judgments and estimates. Our judgment used to determine the appropriate assumptions and to make estimates is based on our historical experience, terms of existing contracts, and our observation of trends in the industry, information provided by our customers and information available from other outside sources. We believe that our most critical accounting estimates are:

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

•

Provision for royalty payment for intellectual property rights: Our products are designed to conform to wireless industry standards which are based on certain patented technologies that we use. We have concluded license agreements with a number of GSM/GPRS patent holders, under which we pay royalties. Some negotiations are on-going and we regularly consider entering into license agreements as appropriate with other patent holders. We record a provision for royalty payments that we estimate will be due to these patent holders once we conclude license agreements with them. The provision is based on a percentage of consolidated product revenues and is recorded at the time revenue is recognized. Should the actual royalties to be paid under license agreements differ from our estimates, the royalty provision would have to be revised.

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

These three provisions described above have an impact on the determination of cost of goods sold. They are recorded in “other accrued expenses” on the balance sheet and are described more fully in the footnotes to our annual consolidated financial statements:

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

•

Allowance for deferred tax assets: We estimate our actual current tax exposure, together with our temporary differences resulting from differing treatment of items, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance during an accounting period, we must include and expense the allowance within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against ou r net deferred tax assets.

WAVECOM - Annual Report Form 20-F 2005 27

Back to Contents

Software revenue recognition: the Company recognizes revenue from licensing fees when the delivery has occurred, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”,) as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. If he contract for a licensing agreement includes a clause allowing for free updates if and when available and if vendor specific objective evidence of fair value for this post-contract customer support can not be determined at the time the contract is signed, the revenue must be spread over life of the contract. Revenue recognition is complex and certain judgments and estimates affect the application of this policy.

International Financial Reporting Standards (IFRS)

In July 2002 the European Commission adopted a directive that will require European companies whose stocks are traded on the public market (Euronext, for example) to publish their consolidated financial accounts under IFRS (International Financial Reporting Standards). In compliance with this regulation, which took effect on January 1, 2005, we began publishing our consolidated financial statements in IFRS, rather than in French GAAP, starting with the first quarter results for 2005. We will continue to publish our financial statements in accordance with U.S. GAAP as well.

Background

We are a global technology company that develops markets and sells wireless solutions that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Our highly sophisticated wireless solutions, which are sold as central processing units (CPUs - including both smart modems and modules) integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. Our tag line—“Make it wireless”—succinctly describes our business.

The wireless communication sector in which we operate is extremely fast-paced and dynamic, with many types of competitors, both large and small. In 1997 we introduced our module product called the WISMO to address wireless applications for both PCDs (Personal Communications Devices) and vertical applications including automotive, industrial and mobile professionals. Until 2003, PCD applications, with sales primarily to Chinese and Korean wireless telephone handset manufacturers, were the main revenue driver for our entire business.

2005 was a pivotal year for Wavecom

2005 marked the first full year that we operated our company exclusively dedicated to embedded industrial wireless applications. Prior to 2005 we actively marketed our solutions to both this market, predominantly in the European, Middle East and Africa region, as well as to the telephone handset market, mainly to customers in the Asian Pacific region. Sales to Asian handset manufacturers had driven company revenues during the period from 1999 to early 2003. For the full year 2002, revenues to the telephone handset market made up 82% of total company revenues. Beginning in the first quarter of 2003, we experienced lagging sales to our customers who produced mobile telephone handsets. Declining sales in this market were due to our customers’ increasing technological competence and their desire to make their telephone handsets based on reference designs rather than our complete “pre-packaged” solutions. Our non-handset customers did not, however, pursue this practice because they did not have sufficient scale to justify the required investment in research and development.

In September 2004, we announced our decision to exit the mobile telephone handset market and to terminate silicon chipset development. This announcement included a plan to significantly reduce headcount. During 2004, we implemented a total of three separate restructuring plans and when these plans were completed in the second quarter of 2005, global headcount had been reduced by 62% from 863 employees and independent contractors at the end of 2003 to 330 employees and independent contractors at the end of 2005. Restructuring costs included headcount reductions of €15,4 million and additional charges of €6,8 million for a total of €22,2 million in 2004 and a remaining amount (€1,7 million) was taken in 2005.

One of the important consequences of the restructurings announced in 2004 was to reduce net cash consumption. Our net cash position increased from €53.3 million as of December 31, 2004 to €60.7 million as of December 31, 2005. We made major improvements in our operational efficiency throughout 2005 including improved management of receivables and inventory reduction.

28 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Reporting by Geographic Business Segment

As a result of our 2004 strategic reorientation and new management structure, we decided to begin reporting our financial results by geographic business segment. Starting from the year ended December 31, 2004, we have included individual segment information for the following geographic segments:

•	Europe, Middle East and Africa (EMEA);
•	Asia-Pacific (APAC); and
•	Americas.

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

Due to these changes in both our business and organization, comparisons of our historical financial results among these different regions over the past three years are not meaningful. We therefore comment below on sales and operating income for each of our three geographic segments for the year ended December 31, 2004 and for the year ended December 31, 2005, and make reference, when appropriate, to results for prior year.

The table below sets forth revenues and operating losses for each of our segments for the year ended December 31, 2004 and December 31, 2005.

Fiscal year 2004	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

	(amounts in € thousands)
Revenues	74,817	6,574	70,164	—	151,554
Operating (loss)/profit	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)

Fiscal year 2005	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

	(amounts in € thousands)
Revenues	74,840	12,473	40,466	1,453	129,232
Operating (loss)/profit	7,588	403	1,008	(5,039)	3,960

EMEA (Europe, Middle-East and Africa)

Sales in the EMEA region increased in volume but were stable in value compared to 2004. 53% of EMEA Sales are carried out through distributors (50% in 2004). EMEA represents 58% of the total company revenue, exclusively realized on vertical markets.

The operating result was positive in 2005 versus a negative result in 2004 due to a higher gross margin and lower operating expenses following the 2004 restructuring plans.

APAC (Asia-Pacific)

Sales in the Asia-Pacific region decreased by 42% in value in 2005, after a 63% decline in 2004. APAC represents henceforth 32% of the total company revenue. This drop in sales is mainly due to the decline from our handset business (-62% in value) that we exited in September 2004. Historically, the handset business was the main activity of this region. It was representing 68% of the sales of the region in 2003 but sales in vertical markets exceed sales in handsets in 2004, when 42% of revenues came from the handset business while handsets represented only 25% in 2005.

The operating result is positive in 2005 versus a negative result in 2004 despite lower sales, due to lower operating expenses following the 2004 restructuring plans and higher gross margin ratio.

Americas

Sales in the Americas region have increased by 90%, representing 10% of the total company revenue in 2005 (against 4% in 2004). Sales in the region are exclusively realized on vertical markets. During the last quarter 2004, the Americas region obtained certifications for the largest U.S. wireless operators which are necessary for our customers’ products to be used on wireless networks. Thus, many development projects could be achieved in 2005.

Like the other two regions, the operating result is positive in 2005 versus a negative result in 2004 due to higher sales and gross margin.

WAVECOM - Annual Report Form 20-F 2005 29

Back to Contents

Corporate Headquarters

The loss allocated to corporate decrease significantly due to allocating to corporate of the sales of licensing (all intellectual property being managed and recorded at the corporate level) and to lower expenses. In 2004 the corporate costs were particularly high due to costs related to the restructuring plans as well as long term research and development project expenses, such as the silicon chipset development, which was stopped in September 2004 and some research and development projects related to wideband-CDMA, or 3G.

Results of Operations

Fiscal Year 2005 compared to Fiscal Year 2004

Revenues

	Year ended December 31,

	2004	2005	% change 2004/2005

	(amounts in € thousands)
Product sales	149,974	125,952	(16.0%)
Percentage of total revenues	99.0%	97.5%
Service revenue	1,580	1,827	15.6%
Percentage of total revenues	1.0%	1.4%
Licensing revenue		1,453
Percentage of total revenues		1.1%

Total revenues	151,554	129,232	(14.7%)

Sales by market

As % of total revenues	2004	2005

Vertical applications	80%	91%
PCD (handset) business	20%	9%

	100%	100%

Sales by geographic region

As a % of total revenue	2004	2005

Europe, Middle East and Africa	50%	58%
Asia-Pacific	46%	32%
Americas	4%	10%

	100%	100%

30 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Sales by product

	2004	2005	% in 2005

	(amounts in € thousands)
Module	125,674	103,327	80.0
Modem	20,057	18,051	14.0
Flex (chipset solution)	4,242	4,574	3.5
Services	1,581	1,827	1.4
License	—	1,453	1.1

Total	151,554	129,232	100.0

Sales by application and distribution channel

	2004	2005	% in 2005

	(amounts in € thousands)
Direct Custumers:
Automotive	15,880	16,378	12.7
Industrial (Machine-to-Machine)	23,821	22,698	17.5
Mobile Professional	20,002	7,586	5.9
Personal Communication Devices	29,483	10,535	8.2
Indirect Custumers:
Distributors(1)	60,788	68,755	53.2

Total Products	149,974	125,952	97.5

Total services and licensing	1,581	3,280	2.5

Total	151,554	129,232	100.0

______________
(1)

Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly industrial and mobile professional applications.

Total revenues declined of 15% year-on-year from €151.6 million to €129.2 million. At constant currencies, Wavecom revenues would have declined by 16% year-on-year.

The decline in revenues is largely linked to the decrease of our handset business. PCD (Personal Communication Devices) product sales decreased by 64% from €29.5 million in 2004 to €10.5 million in 2005, following our exit from this activity at the end of 2004.

Product sales in the vertical markets declined by 4% from €120.5 million in 2004 to €115.4 million in 2005, mainly due to the decline in mobile professional applications in the APAC region and a slight market price pressure partly compensated by higher sales in automotive applications. M2M sales decreased between 2004 and 2005 due to the planned end in Q3, 2004 of sales related to the toll collect project in Germany. Excluding this project sales of the M2M applications would have increased by 36%.

Services: Technology development and other service revenue are generated from the sale of technical support to customers in order to assist them in the integration of our products into their end-products. We offer these services in order to promote the sale of our products.

No single customer represented more than 11% of total revenues on an annual basis in 2005. The top ten customers combined represented 53% of total 2005 revenues.

Backlog: Backlog as of December 31, 2005 raises to €39.1 million. Future orders for vertical applications made up 91% of this backlog and 23% of the orders came from a customer who is in a court-supervised reorganization since February 2006. We consider at this stage that a part of these orders will be delivered during the year 2006, subject to reception of payments before the delivery.

WAVECOM - Annual Report Form 20-F 2005 31

Back to Contents

Cost of revenues

	Year ended December 31,

	2004	% Product sales	2005	% Product sales	% change 2004/2005

	(amounts in € thousands)
Cost of revenues
Cost of goods sold	107,134	71.4%	69,094	54.9%	(35.5%)
Cost of services and licensing	8,391	531.1%	842	46.1%	(90.0%)

Total cost of revenues	115,525	76.2%	69,936	54.1%	(39.5%)

Gross Profit
On Products	42,840	28.6%	56,858	45.1%	32.7%
On services and licensing	(6,811)	(431.1%)	2,438	74.3%	(135.8%)

Total Gross profit	36,029	23.8%	59,296	45.9%	64.6%

Cost of goods sold: Total cost of goods sold consists primarily of the cost of components, our manufacturer’s charges, essential intellectual property royalties, warranty expenses, and depreciation.

The total cost of product sold decreased by 35.5% from €107.1 million for 2004 to €69.1 million for 2005, principally due to lower levels of product sales.

Cost of services: The variation of margin on services is explained by the fact that the Company progressively records the costs of services regarding their realization whereas revenues are recorded only when the project is completed for the customer. In 2004 we supported the cost for handset projects in Asia.

Gross profit: Gross profit increased by 64.6% from €36 million for 2004 to €59.3 million for 2005 in spite of the decrease in revenues. This improvement of the gross profit from 23.8% to 45.9% is a result of the Company refining its product portfolio to exit low-margin products and improving its product management process and some non recurrent elements such as the sale of some previously considered obsolete products, sale of equipments or write off of accruals. The impact of these non- recurrent elements was evaluated at €4.3 million. Without these profits, the 2005 gross profit would have been 42.6%. In addition, in 2004, write-off of excess inventories and inventory revaluation reduced gross profit by approximately €13 million. Without these costs the gross profit for 2004 would have been approximately 32%.

The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

	Year ended December 31,

	2004	% of revenues	2005	% of revenues	% change 2005/2004

	(amounts in € thousands)
Operating expenses
Research and development	47,083	31.1%	24,066	18.6%	(48.9%)
Sales and Marketing	15,685	10.3%	11,725	9.1%	(25.3%)
General and Administrative	30,122	19.9%	17,861	13.8%	(40.7%)
Impairment of tangible and intangible assets	1,768	1.2%	—	—	—
Restructuring costs	22,247	14.7%	1,684	1.3%	(92.4%)

Total	116,905	77.1%	55,336	42.8%	(52.7%)

32 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Total operating expenses were €55.3 million in 2005, compared to €116.9 million in 2004, decreasing by 53%. This decline is the direct result of restructurings that took place throughout 2004. One of the main reasons was related to the headcount reduction from 516 (salaried employees and independent contractors) as of December 31, 2004 to 330 as of December 31, 2005.

Operating expenses for R&D, Sales & Marketing and G&A all declined as compared to 2004 by 49%, 25% and 41%.

Research and development: Expenses associated with research and development declined by 48.9% in 2005 compared to the previous year as a result of the prioritization and reduction of projects, as well as the decision in September 2004 to close both the semiconductor development activity and the development for handset customers. Each of these decisions resulted in a decrease in headcount and external research and development costs. As a percentage of sales, these expenses remained high, reflecting our commitment to continue to develop our technological expertise.

Sales and marketing: Expenses associated with sales and marketing also declined in 2005 as compared to 2004 as a result of cost reduction measures and a decreased promotional budget. In addition, commissions to sales agents in the PCD market were lower due to lower PCD sales.

General and administrative: General and administrative costs in 2005 declined as compared to 2004. In 2004, we had non recurring expenses which we did not incur in 2005. Costs in 2004 were related to provision for losses associated with formerly leased premises for a total of €4 millions.

This line item also included a provision of €2.2 million in 2004 for business tax and related assessments resulting from a tax audit, for which we received notification in July 2004, covering the years from 1999 to 2001. This reassessment was paid in 2005.

The rest of the decrease is explained by the decrease in headcount of support functions and on-going cost reduction actions linked with the restructuring.

Restructuring costs: Three restructuring plans were announced over an approximate twelve-month period. The first was announced in late 2003 and two subsequent plans were announced in 2004. Most of the costs of these plans were recorded in 2004.

The first restructuring plan occurred in October 2003 was carried out in order to optimize production capacity and efficiency. Management decided that we would consolidate all production with one contract manufacturer located in China and the reorganization of the customer care unit. The second restructuring plan, announced in January 2004, was the result of the implementation of a new organizational structure intended to sharpen our focus on our two principal target markets (PCD and Vertical applications) and on wireless silicon chipset development. The last restructuring plan, announced in September 2004, a effected our exit from the handset market, as well as the termination of silicon chipset development.

The total restructuring costs of €22.2 million recorded for 2004 included: €15.3 million of expenses related to headcount reduction, €3.2 million of costs related to vacated office space, including asset depreciation, and €3.7 million mainly related to the termination of silicon chipset development.

The total restructuring costs of €1.7 million recorded for 2005 included: reversal of €0.2 million of expenses related to headcount reduction, €1.3 million of costs related to vacated office space, including asset depreciation, and €0.6 million mainly related to the termination of silicon chipset development.

Other income (expense)

Gain on sales of long-term investments: We sold our shares of Cambridge Silicon Radio in 2004 resulting in a capital gain of €1,166,000. We had no such sales in 2005.

Interest and other financial income, net: We recorded net interest and other financial income of €1.0 million in 2005, compared to €1.5 million in 2004, reflecting principally lower interest rates.

Foreign exchange gain (loss): We had a net foreign exchange profit of €4.1 million in 2005 compared with a net loss of €578,000 in 2004, reflecting (i) the foreign exchange gains on US$ denominated transactions and balance sheets items and (ii) the positive impact of our hedging program.

Income tax expense (benefit): Our €395,000 net tax expense in 2005 (€13,000 net tax expense in 2004) was the result of withholding tax (€351,000), the income tax expense of our subsidiaries (€92,000) and other taxes resulting in a net credit of €48,000.

WAVECOM - Annual Report Form 20-F 2005 33

Back to Contents

Fiscal year 2004 compared to Fiscal year 2003

Revenues

	Year ended December 31,

	2003	2004	% change 2003/2004

	(amounts in € thousands)
Product sales	271,773	149,974	(44.8%)
Percentage of total revenues	98.6%	99.0%
Technology development and other services	3,855	1,580	(59.0%)
Percentage of total revenues	1.4%	1.0%

Total revenues	275,628	151,554	(45.0%)

Sales by market

As % of total revenues:	2003	2004

Vertical applications:	52%	80%
PCD (handset) business:	48%	20%

	100%	100%

Sales generated from wireless Personal Digital Assistant (PDA) applications, formerly reported as part of the Personal Communication Device PCD business, have been reported as part of the vertical applications market. Previous years have been restated accordingly.

Sales by geographic region

As a % of total revenue:	2003	2004

Europe, Middle East and Africa	28%	50%
Asia-Pacific:	69%	46%
Americas:	3%	4%

	100%	100%

Sales by product

	2003	2004	% in 2004

	(amounts in € thousands)
Module	243,843	125,674	83.0
Modem	27,930	20,057	13.2
Flex (chipset solution)	—	4,242	2.8
Services	3,855	1,581	1.0

Total	275,628	151,554	100.0

34 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Sales by application

	2003	2004	% in 2004

	(amounts in € thousands)
Direct Customers :
Automotive	13,840	15,880	10.5
Industrial (Machine-to-Machine)	27,986	23,821	15.7
Mobile Professional	13,532	20,002	13.2
Personal Communication Devices	128,755	29,483	19.5
Indirect Customers :
Distributors(1)	87,745	60,788	40.1

Total Products	271,857	149,974	99.0
Total Services & licensing	3,770	1,581	1.0

Total	275,628	151,554	100.0

______________
(1)	Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly vertical applications.

Total revenues declined 45% year-on-year from €275.6 million to €151.6 million. At constant currencies, Wavecom revenues would have declined by 42% year-on-year.

The decline in revenues is largely due to the substantial decrease in sales to mobile telephone handset manufacturers, in Asia, which decreased by 77% from 2003 to 2004. Prior to 2003, we had made substantial earnings by serving, among others, Chinese and Korean manufacturers of mobile telephones. By 2003, however, market competition had intensified substantially, particularly in Asia, and our major customers had become less dependent on our technology, since they had improved their wireless manufacturing capabilities. In addition, the domestic market in China for mobile telephones, our major customers’ principal market, increasingly demanded low-cost products, whereas our technology and pre-packaged solutions were better adapted to high-end, feature-rich telephones. As a result, prices for our products were too high for our most important market, and our total revenues declined significantly.

Sales in the vertical markets declined by 15% from €143.4 million in 2003 to €121.6 million in 2004 although total volumes sold have increased by 3%. The decrease in sales was due principally to a change in product mix between modems and modules, as our customers migrated from higher-priced modems in 2003 to lower-priced modules with higher volumes in 2004. In addition, the decrease in the value of the U.S. dollar compared to the euro in 2004 further reduced our sales as reported in euros. Finally, our average selling prices declined principally due to the evolution of the product mix.

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

Cost of revenues

	Year ended December 31

	2003	% Product sales	2004	% Product sales	% change 2003/2004

	(amounts in € thousands)
Cost of revenues
Cost of goods sold	168,465	62.0%	107,134	71.4%	(36.4%)
Cost of services	4,704	122.0%	8,391	531.1%	78.4%

Total cost of revenues	173,169	62.8%	115,525	76.2%	(33.3%)

Gross Profit
On Products	103,308	38.0%	42,840	28.6%	(58.5%)
On services	(849)	(22.0%)	(6,811)	(431.1%)	(702.2%)

Total Gross profit	102,459	37.2%	36,029	23.8%	(64.8%)

WAVECOM - Annual Report Form 20-F 2005 35

Back to Contents

Cost of goods sold: Total cost of goods sold consists primarily of the cost of components, our manufacturers’ charges, essential intellectual property royalties, warranty expenses and depreciation.

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

In 2003, we benefited from the effect of the re-evaluation of provisions for third party intellectual property royalties after we entered into significant new royalty agreements in 2003. This adjustment of royalty provision amounted to a positive impact of €9.1 million for 2003 compared to nothing for 2004.

Cost of technology development and other services: The cost of technology development and other services increased from €4,704 million for 2003 to €8,391 million for 2004 mainly due to higher costs for handset projects in Asia.

Gross profit: Gross profit decreased 64.8% from €102.5 million for 2003 to €36.0 million for 2004, reflecting principally the decrease in revenues.

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

Operating expenses

	Year ended December 31,

	2003	% of revenues	2004	% of revenues	% change 2003/2004

	(amounts in € thousands)
Operating expenses
Research and development	62,123	22.5%	47,083	31.1%	(24.2%)
Sales and Marketing	27,766	10.1%	15,685	10.3%	(43.5%)
General and Administrative	39,141	14.2%	30,122	19.9%	(23.0%)
Impairment of tangible and intangible assets	4,244	N/R*	1,768	1.2%	—
Restructuring costs	—	—	22,247	14.7%	—
Deferred compensation amortization	205	N/R*	—	—	—

Total	133,479	48.4%	116,905	77.1%	(12.4%)

______________
*	Not relevant

Research and development: Expenses associated with research and development declined in 2004 compared to the previous year as a result of the prioritization and reduction of projects, as well as the decision in September 2004 to close both the semiconductor development activity and the development for handset customers. Each of these decisions resulted in a decrease in headcount and external research and development costs. As a percentage of sales, these expenses remained high, reflecting our commitment to continue to develop our technological expertise.

Sales and marketing: Expenses associated with sales and marketing also declined in 2004 as compared to 2003 primarily due to the high advertising expenditures incurred in 2003 arising from our first major print advertising campaign. The campaign had been launched in the fourth quarter of 2002, and continued throughout the first half of 2003. Its total cost for 2003 was approximately €4 million. Also, in 2004 sales and marketing expenses were kept intentionally lower as a result of cost reduction measures and a decreased promotional budget. In addition, commissions to sales agents in the PCD market were lower, by approximately €1.5 million, due to lower PCD sales.

General and administrative: General and administrative costs in 2004 declined as compared to 2003. In 2004, we reduced the amount of office space and related costs by approximately €6 million, compared to 2003 when we had significant accruals for double rent and a provision for loss associated with the former premises. Accruals related to the consolidation in 2003 of our Paris-based employees into one building were also booked in 2004, but at a much lower level. No other accruals of this type will be booked in the future as we successfully terminated all ongoing commitments for our unoccupied offices during 2004. In

36 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

addition, the decrease in headcount of support departments and on going cost reduction actions contributed to the decrease in general and administrative expenses.

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

Impairment of intangible assets: In the second quarter of 2004, a write-off of €1.8 million in intangible assets was recorded relating to the decision to close a U.S.-based research and development subsidiary as part of our strategic reorientation to focus on the vertical markets (see notes 2 and 6 to the consolidated financial statements).

Restructuring costs: Three restructuring plans were announced over an approximate twelve-month period. The first was announced in late 2003 and two subsequent plans were announced in 2004. Most of the costs of these plans were recorded in 2004.

The first restructuring plan was carried out in order to optimize production capacity and efficiency. Management decided that we would consolidate all production with one contract manufacturer located in China and the reorganization of the customer care unit. The second restructuring plan, announced in January 2004, was the result of the implementation of a new organizational structure intended to sharpen our focus on our two principal target markets (PCD and Vertical applications) and on wireless silicon chipset development. The last restructuring plan, announced in September 2004, affected our exit from the handset market, as well as the termination of silicon chipset development.

The total restructuring costs of €22.2 million recorded for 2004 included: €15.3 million of expenses related to headcount reduction, €3.2 million of costs related to vacated office space, including asset depreciation, and €3.7 million mainly related to the termination of silicon chipset development.

Other income (expense)

Gain on sales of long-term investments: We sold our shares of Cambridge Silicon Radio in 2004 resulting in a capital gain of €1,166,000.

Interest and other financial income, net: We recorded net interest and other financial income of €1.5 million in 2004, compared to €2.8 million in 2003, reflecting principally our lower level of average cash balances.

Foreign exchange gain (loss): We had a net foreign exchange loss of €578,000 in 2004 compared with a net loss of €2.1 million in 2003, reflecting the positive impact of our hedging program.

Income tax expense (benefit): Our €13,000 net tax expense in 2004 (€861,000 net tax expense in 2003) was the result of a French research tax credit (€133,000), French current tax expense (€43,000), and the income tax expense of our Asian subsidiary (€103,000).

Selected quarterly operating results

The following table sets forth selected unaudited quarterly operating results for each of the eight fiscal quarters in the two-year period ended December 31, 2005. We have derived this information from our unaudited interim consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements. The results of operations for any quarter are not necessarily indicative of the results that might be expected for any future period.

WAVECOM - Annual Report Form 20-F 2005 37

Back to Contents

	Three months ended

	March 31, 2004	June 30, 2004	Sept. 30 2004	Dec. 31, 2004	March 31, 2005(1) Restated	June 30, 2005(1) Restated	Sept. 30 2005(1) Restated	Dec. 31, 2005

	(unaudited) (in thousands, except share and per share amounts)

Revenues:
Product sales	€38,298	€38,559	€36,235	€36,881	€34,868	€30,306	€31,289	€29,490
Technology development and other services	437	395	184	564	110	420	614	682
Licensing revenue	—	—	—	—	—	484	484	484

Total revenues	38,735	38,954	36,419	37,445	34,978	31,210	32,387	30,656

Cost of revenues:
Cost of goods sold	30,095	26,956	27,264	22,581	21,037	16,050	16,442	15,565
Cost of services	1,444	2,221	1,825	2,901	60	334	220	228

Total cost of revenues	31,539	29,177	29,089	25,482	21,097	16,384	16,662	15,793

Gross profit	7,196	9,777	7,330	11,963	13,881	14,826	15,725	14,863

Operating expenses:
Research and development	14,102	14,352	10,187	8,441	5,869	6,034	5,646	6,517
Sales and marketing	3,339	4,274	4,108	3,964	3,048	2,910	2,757	3,009
General and administrative	6,318	11,739	6,266	5,799	4,514	4,513	4,463	4,370
Impairment of intangible assets	—	1,768	—	—	—	—	—	—
Restructuring costs	1,078	5,170	5,182	11,054	2,086	(711)	233	78

Total operating expenses	24,837	37,303	25,743	29,258	15,517	12,746	13,099	13,974

Operating income (loss)	(17,641)	(27,526)	(18,413)	(17,295)	(1,636)	2,080	2,626	889
Gain on sales of long-term investments	—	1,166	—	—	—	—	—	—
Interest and other financial income (expense), net	2,718	914	563	(3,229)	1,701	2,216	712	500

Income (loss) before minority interests and income taxes	(14,923)	(25,446)	(17,850)	(20,524)	65	4,296	3,338	1,389
Minority interests	—	—	—	—	—	—	—	—

Income (loss) before income taxes	(14,923)	(25,446)	(17,850)	(20,524)	65	4,296	3,338	1,389
Income tax expense (benefit)	(117)	(145)	309	(33)	378	21	8	(12)

Net income (loss)	€(14,806)	€(25,301)	€(18,159)	€(20,491)	€(313)	€4,275	€3,330	€1,401

Basic net income (loss) per share	€(0.97)	€(1.65)	€(1.18)	€(1.34)	€(0.02)	€0.28	€0.22	€0.09
Diluted net income (loss) per share	€(0.97)	€(1.65)	€(1.18)	€(1.34)	€(0.02)	€0.28	€0.21	€0.09
Shares used in computing basic net income (loss) per share	15,240,894	15,342,435	15,342,435	15,342,940	15,349,945	15,349,945	15,349,945	15,358,882
Shares used in computing diluted net income (loss) per share	15,240,894	15,342,435	15,342,435	15,342,940	15,349,945	15,491,724	15,774,128	15,881,053
______________
(1)

Total revenue, Gross profit, Operating income, Income before minority interest and income taxes, Income before income taxes and Net income for the three months ended March 31, 2005, June 30, 2005 and September 30, 2005 have been restated to modify the accounting of licensing revenue to be spread over 21 months to be compliant with SOP 98-4 (Software revenue recognition rules under US GAAP); instead of being recorded in March 2005, date of the delivery of the license.

38 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

We believe that period-to-period comparisons of our operating results are not necessarily meaningful. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. You should not rely on them to predict future performance. Our revenue may fluctuate due to the amount of new customer orders and the timing of production and delivery of these new orders. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of the timing of these orders and our development of new products and technologies. For a discussion of factors which may affect our quarterly and annual operating results, see Item 3. Key Information - Risk Factors. Our quarterly revenues fluctuate significantly and may affect the price of our ordinary shares and ADSs.

Liquidity and capital resources

We had positive cash flow from operating activities of €2,900,000 in 2005 compared to negative cash flow of €62,482,000 in 2004. This positive cash flow is due to operating profit and the improvement on some balance sheet lines such as inventory, partly compensated by some elements having a negative impact on cash flows such as the cash impact of accruals mainly linked to the 2004 restructing plans.

We had working capital (defined as current assets less current liabilities) of €56,996,000 at December 31, 2005, an increase from €35,737,000 at December 31, 2004.

At December 31, 2005, our debt and capital lease obligations (including the current portion), amounted to €397,000, compared to debt and capital lease obligations of €768,000 at the end of 2004. We had €60,663,000 in cash, cash equivalents and short-term investments at December 31, 2005 compared to €53,318,000 at December 31, 2004.

Based on our current plans, and including pending and/or recent transactions, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this report. If our plans change, if we do not achieve profits or if our profitability is significantly lower than anticipated, we may need additional funding to remain in business.

Research and development

For information regarding our research and development programs and expenses, see Item 4. Company Information-Business Overview.

Off-balance sheet arrangements

At December 31, 2005, we had no off-balance sheet arrangements (as defined in Item 5E of Form 20-F) that had or are reasonably likely to have a current or future effect that would be material to investors.

WAVECOM - Annual Report Form 20-F 2005 39

Back to Contents

Tabular disclosure of contractual obligations

Our contractual obligations as of December 31, 2005 consist principally of obligations under capital leases, operating leases, and other short-term obligations (commitments with third-party manufacturer and bank guarantees).

	Payments due by period (amounts in million)

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Capital lease obligations	€0.4	€0.3	€0.1	—	—
Operating leases	22.2	4.3	8.1	€7.7	€2.1
Others	22.3	16.1	2.6	—	3.6

Total contractual cash obligations	€44.9	€20.7	€10.8	€7.7	€5.7

In 2005, we vacated one floor in our current headquarters building as to which the applicable lease initially expired in July 2011.

At December 31, 2005, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the first half of 2006. These purchase commitments totaled approximately €16.1 million.

On October 2005, we signed a commitment with some of our executive committee members for the payment in April 2007 of a special bonus, if 2006 consolidated accounts for the company are profitable and if the members are still employed by us as of March 31, 2007. The total prospective amount of these bonuses is up to €2.6 million.

Interest rate risk

At December 31, 2005, we had no cash nor cash equivalents invested in short-term money-market accounts bearing variable rates of interest (€47,628,000 at December 31, 2004). We had €3.6 million of pledged securities invested in short-term money market accounts. We had no variable rate debt at December 31, 2005.

Impact of currency fluctuations

We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2005, we recorded 43.6% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars, which are closely tied to the U.S. dollar. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 55.5% of our cost of revenues and operating expenses in 2005. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. With regard to our assets denominated in non-euro currencies, we incurred a net foreign exchange gain of €4,118,000 in 2005, and net foreign exchange losses of €578,000 and €2,065,000 in 2004 and 2003 respectively.

If the euro had appreciated by 10% compared to the U.S. dollar during the year ended December 31, 2005, our revenues would have been €5.1 million lower and our expenses would have been €6.3 million lower, resulting in an operating gain of €1.2 million greater than the published result. Our net foreign exchange position is described in Note 4 to our consolidated financial statements.

We use a combination of options and forward exchange contracts in order to minimize the risk to our estimated net dollar cash flows. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions; with the fair market value of the instruments being recorded on our balance sheet and their change in market value recognized in our profit and loss accounts at the end of each accounting period. See Note 4 to our consolidated financial statements.

40 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Item 6: Directors, Senior Management and Employees

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

Under our By-Laws, each director is elected by the shareholders at an ordinary general meeting for a maximum three-year term. Each director must own at least one Wavecom share. Under French law, a director may be an individual or a corporation. Throughout most of 2005 our Board consisted of ten directors, one director resigned in September 2005 and a second director resigned in February 2006. As of March 31, 2006 our Board consists of 8 directors. Directors may resign at any time and their functions as members of the Board of Directors may be terminated at any time by the shareholders at a general meeting. Directors must resign at the age of 65. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, members of the Board of Directors are not entitled to damages, except in certain circumstances.

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

Under French commercial law and our By-Laws, any transaction we enter into (either directly or indirectly or through an intermediary) in which a member of our Board of Directors, or our Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm’s length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer, member of the directorate (directoire) or supervisory board (conseil de surveillance) of such company. Such transactions have to be reported to the chairman by the concerned person unless when, due to their subject matter or their financial impact, they are significant for neither party. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transaction concluded without the prior consent of our Board of Directors can be nullified if it causes prejudice to us. The interested director, or Chief Executive Officer, can be held liable on this basis. Our statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next meeting. In the event that the transaction is not ratified by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain

WAVECOM - Annual Report Form 20-F 2005 41

Back to Contents

transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or deputy chief executive, if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as a board member.

The following table sets forth the names of the directors of Wavecom who served on the Board during of 2005, their current positions with Wavecom, the dates of their initial appointment as directors and the expiration dates of their current term. Dates specified for directors representing corporations relate to the entity represented. Each director’s term expires on the date of the annual general meeting of shareholders as indicated in the table below that approves our accounts for the previous year. Cumulative voting is not permitted.

Name	Age	Current position	Initially appointed	Term expires

Michel Alard	51	Chairman of the Board of Directors	1993	2007
Ronald D. Black	42	Chief Executive Officer	2004	2007
André Chieng* (**)	52	Director	2004	2006
Aram Hékimian	49	Director, Deputy Chief Executive Officer	1993	2007
Jean-François Heitz*	56	Director	2005	2008
Delphis S.A. represented by Marc Fourrier	52	Director	1997	2006
Bernard Gilly*	49	Director	1999	2008
Stephen Imbler*	54	Director	2000	2008
Anthony Maher*	60	Director	2003	2006
Ulrich Schumacher* (**)	46	Director	2004	2006
______________
*	Indicates Directors who are considered “independent”
(**)	indicates directors who have resigned from the Board as of March 31, 2006.

Eight board meetings were held in 2005 (compared to nine board meetings in 2004) with an average attendance rate of 62% with a strict criterion of physical attendance, but rising to 78% with telephone attendance.

The day-to-day operations of Wavecom are managed by our team of executive officers, managed by our Chief Executive Officer. The following table sets forth the name and current position of each of our executive officers as of the date of this report:

42 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Name	Age	Current position	Current position since	Year joined Wavecom

Ronald D. Black	42	Chief Executive Officer	2004	2004
Aram Hékimian	49	Deputy Chief Executive Officer	2004	1993
Olivier Beaujard	37	Group VP, Business Development	2005	1999
Chantal Bourgeat	41	Group VP, Finance & Administration and Chief Financial Officer	2004	2002
Luc Degaudenzi	43	Group VP, Research & Development	2004	2004
Didier Dutronc	46	Group VP, Asia-Pacific Region and Managing Director Wavecom	2004	2003
Philippe Guillemette	40	Group VP, Marketing and Chief Technology Officer	2005	1993
Etienne Menut	55	Group VP, Human Resources	2003	2002
Claire Oliver	44	Group Director of Quality	2005	1999
Pierre Piver	46	Group VP, Americas Region and President, Wavecom, Inc.	2004	2003
Frank Souguir	47	Group VP, and Head of Europe, Middle-East and Africa region	2004	2004
Pierre Teyssier	41	Group VP, Operations	2005	2001
Hugues Waldburger	42	Group Director of Programs	2005	2003

There are no family relationships between any of the directors or executive officers of Wavecom.

Directors

Michel Alard, 51, has served as Chairman of the Board since he co-founded Wavecom in 1993. From 1988 to 1993, Mr Alard was GSM project manager for Matra Communications, a telecommunications equipment company. Before joining Matra, Mr Alard was joint head of research and development for CCETT, a joint telecommunication research center of France Telecom and TéléDiffusion de France (TDF). From 1979 to 1982, Mr Alard was a research engineer at SFP (Société Française de Production) and TDF, and was involved in television broadcasting. Mr Alard has engineering degrees from the École polytechnique and the École nationale supérieure des télécommunications. Mr Alard also serves on the Board of Directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext (Eurolist), Paris. Other Wavecom Group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); and Wavecom Korea Co. Ltd. (South Korea).

Ronald D. Black, 42, Chief Executive Officer, joined Wavecom on August 16, 2004. He is also Director of Wavecom, Inc. Before Wavecom, Dr. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks. Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector. In that position, he oversaw several product areas, including microprocessors, memories and transceivers. Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y.

André Chieng, 52, served as a Board member of Wavecom from May 2004 to September 2005. He is currently Vice President of the France China Committee and advisor for the Hebei province. He is also a member of honour of the Chinese Council for the Promotion of International Trade. His prior professional experience includes the Luis Dreyfus Group (joined in 1980) for which he served as general manager of Brambilla, one of the oldest French trading firms specialized in trade with China. He became chairman of A.E.C. (formerly Brambilla) in 1988 and extended the company’s activities to include consulting. He holds degrees from the École Polytechnique of Paris and graduated with honors in 1978 from the École nationale de la statistique de l’administation économique and Institut d’études politiques of Paris. Mr Chieng is a French citizen, born in Marseille of Chinese parents. He is also the author of the book Les Nouvelles Routes de la Soie, published by Economica in 1987. Mr Chieng also sits on the Board of Directors of Asiatique Européenne de commerce, incorporated in Boulogne and Placements Chine, Banque de Neuflize, incorporated in Paris.

WAVECOM - Annual Report Form 20-F 2005 43

Back to Contents

Marc Fourrier, 52, served as a director of Wavecom individually from 1993 to 1997 and since 1997, on behalf of Delphis, a company that specializes in the creation and development of high potential companies. Since 1988, Mr Fourrier has served as President and Chief Executive Officer of Delphis. Mr Fourrier received engineering degrees from the École polytechnique and the École nationale des ponts et chaussées, and an M.S. from the Massachusetts Institute of Technology. Mr Fourrier also serves on the Board of Directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext (Eurolist), Paris. Other outside directorships include: Highdeal, a privately-held French company, and, as representative of Delphis, Dexem, a privately-held French company; and Kiala, a privately-held Belgian company.

Bernard Gilly, 49, has served as a Director of Wavecom since April 1999. Since November 2005, Bernard Gilly is President and General Manager of Fovéa Pharmaceuticals, a biopharmaceutical company specialized in the development and commercialization of retina medical treatments. From December 2000 to October 2005 Mr Gilly has been a partner in the Life Sciences team of Sofinnova Partners, a European venture capital fund, having joined them in December 2000. From 1992 to 2000, he served as Chief Executive Officer of Transgene, a French biotechnology company listed on Nasdaq and the Euronext (Eurolist), Paris. From 1994 to June 1997, Dr. Gilly also served as Research Director of bioMérieux. Prior to that, he served in various capacities at Pasteur Mérieux, including that of Vice President, Research and Development, from 1990 to 1994. He received his doctoral degree in bioeconomics from the University of Rennes, and holds an AMP from INSEAD. Other outside directorships include: High Deal, a privately-held French company; CareX, a privately-held French company; Faust Pharmaceuticals, a privately-held French company; CNRS, a French public institute; and Sequoia Pharmaceuticals (U.S.).

Jean-François Heitz, 56, has been a board member of Wavecom since May 26, 2005. He was formerly Deputy Chief Financial Officer, from 2000 to 2003, for Microsoft Corporation U.S.A. He originally joined Microsoft France in 1989 where he served as Deputy General Manager from 1989 to 1991, then as General Manager, Business Operations from 1991 to 1994 and as Director F&A, Southern Europe from 1993 to 1994. When he first joined the group headquarters in the USA in 1994 he was Assistant Treasurer, later becoming Corporate Treasurer. Before Microsoft, he held several positions in the Matra group (currently part of the Lagardère Group) from 1980 to 1989. He served as assistant to the CEO (Civilian Activities), as Group controller for the Automation Division, as VP Finance & Legal for Matra Datavision Inc, President of Matra Technology Inc and as CFO of the Systems Division. From 1978 to 1980 he worked as head of sales and marketing for Unitec Wemco Europe. He began his career in 1974 with the group Air Liquide as an Operations Research Engineer. Mr Heitz is a graduate of the École nationale supérieure des Mines de Paris graduating Magna Cum Laude. He holds a Master of Science in Industrial Engineering from Stanford University, where he graduated Magna Cum Laude. He completed a program of Corporate Financial Management at Harvard University. Mr Heitz is also a member of the Board of Directors of Business Objects, Arc International, Bull, TIR Systems and Total Immersion.

Aram Hékimian, 49, a co-founder of Wavecom, has served as a Director since 1993 and is currently the Deputy Chief Executive Officer (Directeur Général Délégué). In this role he has direct responsibility for strategic projects as defined by the C.E.O. and Board of Directors. He was head of the software department for Matra Communications from 1984 until 1993. Prior to joining Matra, he was a software engineer at Marben, a software engineering company, and CS Telecom, a company active in the field of telecommunications and railway signaling systems. Mr Hékimian has a master’s degree in science and technology from the University of Paris XII. Other Wavecom group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); Wavecom Korea Co. Ltd (South Korea); Wavecom Northern Europe Ltd (U.K.); and Wavecom Deutschland GmbH (Germany).

Stephen Imbler, 54, has served as a director of Wavecom since March 2000. He is currently CFO for Nextag, a U.S. consumer internet company. Mr Imbler was President and Chief Operating Officer of Liquid Audio and served on the Board of Directors until April 2003. He previously served as President and Chief Operating Officer of Hyperion Solutions through the end of 2001, and as Advisor to the company through August 2002. Prior to the 1998 merger between Arbor Software and Hyperion Software that created Hyperion Solutions, Mr Imbler held the position of Senior Vice President and Chief Financial Officer at Arbor Software for three years. Mr Imbler previously served as Vice President and Chief Financial Officer of Quick Response Services, Inc. during 1994 through 1995; Vice President, Finance at Oracle Corporation 1987 through 1993; and various positions at Peat Marwick Mitchell (now KPMG) from 1978 to 1987. Mr Imbler received a master’s degree in public accounting from the University of Texas and a bachelor’s degree in piano performance from Wichita State University.

Anthony Maher, 60, joined the Wavecom Board of Directors in May of 2003. Mr Maher had a long professional career at Siemens, having joined them in 1978. Throughout his career at Siemens, he held various positions in software development and integration, system engineering, architecture and processor design both in Germany and the U.S. From October 1997 until February 2002, Mr Maher served as a member of the Managing Board for Siemens Information and Communication Networks Group. In this role he was first responsible for all ICN European business, then later the U.S. operations. He was the founding chairman of Mustang Ventures, a venture capital unit at Siemens for wireless and wire line business. He also served as Chairman of the board of Unisphere Networks, Inc. (a Siemens-owned company), which was later acquired by Juniper Networks. He has been a member of Star Ventures, a venture capital firm since March of 2002. He currently is a director of Cube Optics and Broadlight (both are non-listed companies), Alvarion Ltd. (a listed company) and serves on the supervisory Board of Adva Optical A.G. (a listed company). He began his professional career with Bell Telephone Laboratories

44 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

in Naperville, Illinois, contributing to hardware and software design as well as system engineering on 4ESS. He graduated cum laude with a Masters degree in Electrical Engineering and Physics from the University of Illinois in 1969.

Ulrich Schumacher, 47 served as a director of Wavecom from November 2004 to February 2006. Previously he was the President and the Chief Executive Officer of the German company Infineon AG. From 1986 to 1999 he worked for Siemens AG in a number of positions including group manager of equipment and systems for test-systems, Director of Marketing, President and Chief Executive Officer of Semiconductor Group. In 1998 he belonged to the managing Board. He began his carrier in the University of Technology RWTH (Aachen, Germany) in an assistant position leading to a doctorate in engineering. He holds a degree in engineering from the university RWTH.

One independent director, André Chieng, resigned from the Board of Directors in September 2005 and a second independent director, Ulrich Schumacher resigned in February 2006.

Executive officers

Ronald D. Black, 42, Chief Executive Officer, joined Wavecom on August 16, 2004. He is also Director of Wavecom, Inc. Before Wavecom, Dr. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks. Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector. In that position, he oversaw several product areas, including microprocessors, memories and transceivers. Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y.

Olivier Beaujard, 37, Group Vice President, Business Development joined Wavecom in 1999 to head up Product Marketing where he set up the company’s marketing activity. In 2000 he was promoted to Director of Corporate Business Development. In January 2004 he served as Marketing Director for the Vertical Applications Business Units and became Group VP of Business Development in 2005. He is a member of the Executive Committee of Wavecom group. Previously Mr Beaujard had international Sales experience in the value added services platforms for telecommunications networks at FERMA. Mr Beaujard also worked in the smart card industry for GEMPLUS were he was responsible for the GSM standardization at ETSI. Mr Beaujard graduated from the Institut national polytechique of Grenoble (INPG-ENSERG) with an electronics and telecommunications engineer diploma. He also holds an MBA with honors of ESSEC business school

Chantal Bourgeat, 41, Chief Financial Officer and Group Vice President for Finance and Administration, joined Wavecom in October 2002 as Director of Finance and Administration and she was named Chief Financial Officer and Group VP, Finance and Administration in September 2004. She is in charge of accounting, business analysis, Investor Relations, legal and administrative departments for the group. Prior to joining Wavecom, from 1991 to 2000 Ms. Bourgeat held a number of positions in the finance structure of Monsanto. Her long career at Monsanto included responsibility in business analysis, consolidation, treasury, tax planning and the acquisition or sale of business. She was then Finance Director for Europe and Africa for Merisant (Former Canderel division of Monsanto). Ms. Bourgeat has a background in audit and served as an external auditor at KPMG Audit from 1987 to 1991. She holds a degree in Business Analysis from the École supérieure de commerce de Paris (1987) and a DECF.

Luc Degaudenzi, 43, Group Vice President for Program Management, joined Wavecom in January of 2004 as Group VP for the Systems & Silicon Product Division. He now serves V.P for Program Management. He had responsibility for all of Wavecom’s Research and Development department from September of 2004 to March 2006. He is a member of the Wavecom Executive Committee. Immediately prior to joining Wavecom, he served as head of Research and Development for Sony Digital Telecom Europe (called then Sony Ericsson Mobile). From 1997 to 2000 he worked for Alcatel Mobile phones in France as a Projects Department manager. Mr Degaudenzi previously worked also for AEG Mobile Communications in Germany, and The Boston Consulting Group in Paris. He has a degree from ENST, Paris and an MBA from INSEAD.

Didier Dutronc, 46, Group Vice President and Head of Asia-Pacific Region and Managing Director of Wavecom Asia Pacific Ltd. Prior to taking this position in September of 2004 he was Group V.P. of the Personal Communications Device Business Division. Mr Dutronc joined Wavecom in March 2003. He is a member of the Executive Committee of the Wavecom group. Prior to joining Wavecom, he served as Worldwide VP Sales and Marketing for Alcatel Optronics (1997 - June 2000) and served as President and CEO of Alcatel Optronics, Inc., in Dallas, Texas (from June 2000 to February 2003 as President and CEO). Prior to joining Alcatel he also worked for Analog Devices and Texas Instruments. Mr Dutronc has a degree in electrical engineering from ESME in Paris and received an MBA from IAE in Paris. Wavecom

WAVECOM - Annual Report Form 20-F 2005 45

Back to Contents

Group directorships: Wavecom Asia Pacific Ltd. (Hong Kong) and Wavecom Korea Co. Ltd (South Korea).

Philippe Guillemette, 40, Group Vice President of Marketing and Chief Technology Officer, has been in charge of group marketing since October 2005 and has been Chief Technology Officer since 2003. Prior to assuming his current position, he had served as Group VP of Technology and Chief Technology Officer. From December 2000 to December 2002, Mr Guillemette was Group VP of Research and Development. Mr Guillemette was Assistant Director of Research and Development during 2000, and from June 1995 until December 1999 he was Director of Software Development. He is a member of the Executive Committee of the Wavecom Group. Prior to joining Wavecom in 1993, Mr Guillemette was a software engineer at Nortel Networks. He has an engineering degree from the École d’ingénieurs en électronique et électrotechnique.

Etienne Menut, 55, Group Vice President for Human Resources, joined Wavecom in July 2002 as a consultant and was appointed to his current position in January 2003. He is a member of the Executive Committee of Wavecom Group. Prior to joining Wavecom, Mr Menut worked was an independent human resources consultant in France from 1999 to 2002. From 1992 to 1999, he was Human Resources Director of Microsoft France. Mr Menut also has worked with companies such as Cogema and Matra from 1977 to 1990. He has a master’s degree in Business Law from the University of Angers (France).

Claire Oliver, 44, Group Director of Quality, joined Wavecom in October 1999. She holds this position since January 2005 and is also a member of the Compliance Committee. Prior to joining Wavecom from 1992 to 1999 Ms. Oliver worked for Valeo Electronique in a number of functions in the quality department including Quality Director of the Security Division. Previously she worked as an engineer at Northern Telecom where she was responsible for helping to set up a PABX electronic board production facility. Earlier in her carrier she was a development engineer at Honeywell SA, specialized in industrial control equipment. She received her degree in 1985 from the École centrale de Lyon in General Engineering, minor in Electronics.

Pierre Piver, 46, Group Vice-President Americas, and President of Wavecom, Inc. He has held this position since September of 2004, moving from his previous position as Group VP for the Vertical Markets Business Division at Wavecom. He joined Wavecom in January 2003 as Group VP Europe, Middle East and Africa Region. He serves on the Executive Committee of Wavecom Group. Before joining Wavecom, Mr Piver was the Managing Director of Infineon Technologies France, which he joined in September 1996 when it was the Semiconductor division of Siemens in France. Previously, Pierre Piver had occupied various positions in sales and in product marketing from 1985 to 1989 at RTC Compelec (Philips) in Caen (France) and, from 1989 to 1996, at Texas Instruments in Vélizy (France) and in Freising (Germany). Mr Piver has a degree in Electronic Engineering from ESME (École spéciale de mécanique et d’électricité of Paris) and a Master in Business Administration from EM Lyon. Wavecom Group directorships: Wavecom Northern Europe Ltd, (UK).

Frank Souguir, 47, Vice President for the EMEA region since September 2004, has joined Wavecom in January 2004 as Sales Director for the EMEA region. Before Wavecom, Mr Souguir worked for a number of technology-oriented companies. Immediately before joining Wavecom, he worked for a software start-up business called Miriad Technologies, where he was responsible for funding development and establishing key accounts and manufacturing partners. Prior to that he worked for Netsize, an SMS access supplier as International Sales Director where he guided the sales activity for the company’s nine subsidiaries. He worked for Motorola Computer Group for nine years in a number of positions including South and Western European Sales Director, Export Director and Regional Sales Director in France. Earlier in his career he worked for Alfatronic/Metrologie an information systems distributor as Director of Marketing and Service sales, Sales of DEC servers and workstations and started as a product engineer. He began his career with SEEE/Fabricom as a project engineer for radio communications and telecommunications and electronics systems for the aeronautics industry. Mr Souguir holds a degree in electronics from IUT (Ville d’Avray, France) and an MBA from the École supérieure de commerce de Paris.

Pierre Teyssier, 41, Group Vice President of Operation, has been in this position reporting to the CEO since September of 2004. Prior to joining Wavecom in 2001, he worked for Axiohm, where he was Director of Manufacturing, holding numerous positions from 1989 to 2000 including: manufacturing manager, plant manager, and director of purchasing and logistics. From 1988 to 1989 he worked at Enerdis as a software engineer. Mr Teyssier holds a degree in Engineering from ENSI, Caen, France.

Hugues Waldburger, 42, was appointed Director of Programs in 2004. In this role, he has responsibility for the coordination and management of Wavecom projects and products serving as interface with the R&D teams and is member of the executive committee. He joined Wavecom in 2003 as engineering manager for France for mobile phones. Prior to joining Wavecom he participated in the start-up of Pacific Broadband Communications (now Juniper Networks) where he created the product integration activity for cable networks. Prior to that he held a number of technical management positions for embedded systems in France with the electronics group, Thales. Hugues Waldburger holds a degree from the École nationale des télécommunications of Paris (ENST).

No senior officers left Wavecom in 2005.

46 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

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

The Audit Committee is directly responsible for the appointment (subject to Shareholder ratification) and termination (subject to the limitations of French law regarding the six-year mandates of statutory auditors), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting. The Committee must pre-approve all audits and permitted non-audit services provided by the independent auditors. The Committee is also responsible for reviewing the audit firms’ internal quality control procedures and for assuring, in consultation with management and the Company’s independent auditors, the adequacy and effectiveness of the Company’s accounting and financial controls. The Committee shall report any deficiency in the internal control procedures to the Company’s Statutory Auditors.

The Audit Committee must comprise at least three members, all of whom must be independent members of the Company’s Board of Directors. The Audit Committee is chaired by an Independent Director who is a financial expert. The members are appointed by (and may be removed, with or without cause, by) the Board of Directors. The current members of the Audit Committee are: Jean-François Heitz, appointed chairman of the committee by the Board of Directors on September 7, 2005, Bernard Gilly and Stephen Imbler. During 2005 the Audit Committee met 4 times with 75% attendance. Since December 31, 2005 the audit committee has met one time with a 100% attendance.

Nomination and Compensation Committee

The Nomination and Compensation Committee proposes the appointment of independent directors, determines the compensation of the chairman of the board, the Chief Executive Officer, the Deputy Chief Executive Officer and advises on managers’ and senior officers’ compensation. The Committee is also responsible for proposing the level of directors’ fees. In its meeting of January 2006, the Nomination and Compensation committee decided to propose a partial bonus to Messrs. Alard and Hékimian and a bonus of 110% to Ron Black, CEO given the remarkable achievements and the results in 2005 following several difficult years. In addition, during this same meeting, the committee fixed annual compensation for Messrs. Alard and Hékimian at levels considerably lower than previous years. The current members of the Nomination and Compensation Committee are: Bernard Gilly (Chairman), Anthony Maher and Delphis SA (represented by Marc Fourrier). During 2004 the Nomination and Compensation committee met two times with an average attendance of 83,5%.

WAVECOM - Annual Report Form 20-F 2005 47

Back to Contents

Strategic Studies Committee

The strategic studies committee was established in April 2002. This committee, which includes all members of the board as well as external experts, has the task of sharing information and strategic points of view on Wavecom’s business and activities. It was chaired by Ronald Black in 2005. This committee is also expected to propose new strategic initiatives and serve as a forum to exchange ideas concerning the strategy of Wavecom, its competitors, its market positioning, and critical decisions for its future. This committee is convened at the request of the committee chairman. During 2005 the Strategic Studies Committee reviewed the outlook for the business and studied a number of strategic questions specifically related to eventual strategic partnerships.

Members of the Strategic Studies Committee include: Michel Alard, Ron Black (committee chairman) André Chieng (until September 7, 2005), Aram Hékimian, Jean-François Heitz, Delphis (represented by Marc Fourrier), Bernard Gilly, Stephen Imbler, Anthony Maher and Ulrich Schumacher (until February 28, 2006). During 2005 the strategic studies committee met five times with an average attendance of 86,4%.

Corporate Governance Committee

The mission of the corporate governance committee is to assist the Board with the development and implementation of the Company’s corporate governance principles, to determine the composition of Board committees, and to monitor a process to assess Board effectiveness. The Committee is instructed to:

•	review and recommend a set of corporate governance principles to the Board for adoption;
•	review the Company’s management succession plans and make recommendations to the Board regarding the plans;
•	review the Board’s committee structure and recommend to the Board for its approval directors to serve as members of each committee;
•	develop and recommend to the Board for its approval an annual self-evaluation process of the Board and its committees, which is overseen by the Committee.
•	periodically review the adequacy of the Company’s ethics compliance programs, in conjunction with the Compliance committee;
•	review and reassess the adequacy of the Committee’s charter annually and recommend any proposed changes to the Board for approval.

The Company’s Corporate Governance Committee was created by the Board of Directors’ on December 19, 2003 and also has a mandate of evaluating the effectiveness of the Board of Directors as well as intervening in the functioning of the composition of committees, it actively defines the eventual plan for succession of the CEO and formulated an update of the Corporate Governance Code of the Company. The current members of the Corporate Governance Committee are Michel Alard, Stephen Imbler and Delphis S.A., Chairman (represented by Marc Fourrier). During 2005 the Corporate Governance Committee met two times with an average attendance of 87.5%.

Compliance Committee

The Compliance Committee assists the Chairman of the Board and the Chief Executive Officer in ensuring that the Company complies at all time with all applicable laws and with all provisions of its internal Code of Ethics and Business Conduct. The members of the Compliance Committee, who are appointed by the Board of Directors, comprise the following members of management: Chantal Bourgeat (Group VP, Finance and Administration, Chief Financial Officer), Claire Oliver (Group Quality Assurance Director) and Etienne Menut (Group VP, Human Resources). In 2005 the Board of Directors decided to add to the committee a representative of the Company’s Workers’ Council, Nathalie Goudard. Pierre Cosnier (Legal Director) is the Chairman of the Compliance Committee. During 2005 the Compliance Committee met five times with an average attendance of 90%.

48 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Risk Committee

The risk committee was established by the Board of Directors in December 2003 at which time a committee charter was put in place including objectives, rules governing the functioning of the committee and its mission. This charter was reviewed and updated in September 2005.

The risk committee provides assistance to the CEO and the Board of Directors in fulfilling their overall responsibility to assess and monitor the risk of the Company. During 2005, the risk committee identified the risks facing Wavecom in a detailed description of risks ranked by priority. In its meeting on September 7, 2005, the Board of Directors named Chantal Bourgeat chairman of the risk committee and also decided to enlarge the committee in order to bring together a representative panel of from all functions within the company. The Board also decided that the risk committee should report to the Audit committee.

Members of the risk committee include: Chantal Bourgeat (Chairman), Pierre Cosnier, (Legal Director), Vincent Laurentin (HR Manager), Gil Groisille (Quality Assurance Manager), Emmanuel Maçon-Dauxerre (M2M Sales Director) Jamie Garroch (Product Marketing Director). It is expected that two additional members will be added in 2006. The risk committee met seven times in 2005 with an average participation rate of 74%.

Corporate Governance Activities

The internal rules of the Board of Directors, also called the Corporate Governance Code (the “Code”), sets out the mission and objectives of the Board of Directors as well as its functioning rules. The Code also incorporates guidelines relating to the duties of directors with respect to the shares they own in the Company. The Code requires that one half of the Board of Directors be independent, and sets out the rules for determining independence. Among the criteria for independence, a director would not be considered independent if: he or she is, or has been during the past five years, a salaried employee or a corporate officer (mandataire social) of the company or of a company’s subsidiary; he or she is related to any corporate officer (mandataire social) of the company; he or she is a client, supplier, or a bank of the company; he or she is, or has been during the past five years a statutory auditor or non-statutory auditor of the company; or he or she holds 5% or more of the company share capital; he or she has been director of the Company for more than 12 years.

We currently have four independent directors.

Code of Ethics and Business Conduct

The Wavecom Group Code of Ethics and Business Conduct (the “Code of Conduct”) applies to all company directors, officers and employees, regardless of job function. The aim of the Code of Conduct is to enable the company employees and officers to decide how to proceed when faced with concrete—sometimes complex—situations by reference to clear and precise principles. It applies to conduct both within the group and with clients, suppliers and intermediaries. The Code of Conduct is currently under review in order to comply with the recommendations of the French Data Protection Commission (“Commission nationale informatique et liberté” or “CNIL”) and defines the Compliance Committee’s role and powers.

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

WAVECOM - Annual Report Form 20-F 2005 49

Back to Contents

Internal controls

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

Hence the definition adopted of internal controls is the one provided with reference to that document, namely, the set of processes, procedures and checks, accounting or otherwise, applied by the Board of Directors, the general management and the staff aimed at providing a reasonable assurance that objectives are met falling within the following categories:

•

implementation and optimization of operations (efficiency of the organization and of the processes aimed at making sure that these procedures are respected, protection of the assets and respect for the decisions and guidelines of the decision-making organs);

•	reliability of the financial information (quality of the information and reporting systems making it possible to guarantee the reliability of the financial information); and
•	conformity (observance by the company of the laws, rules and regulations in effect).

Internal controls make it possible to obtain a “reasonable assurance”—but not a certainty—that the risks will be controlled and that the set objectives will be reached.

General organization of internal control

Organization of internal control is centralized. The internal control structure and procedures are defined for the group by the central departments and the departments of the various operational functions. The subsidiaries, which manage the operating activities in the various countries in which the group works, are integrated into the working groups at the time of development of the most operational procedures and are responsible for the implementation of procedures in their regions. The internal control system of our subsidiaries is not very different from that of our headquarters, it is simply adapted to the size and function of the subsidiary.

An “internal control” project was undertaken by the finance department in 2003. A group was set up specifically to work on this project. This group defined the major project phases, established a time schedule and managed the implementation of some of the phases in 2003 and 2004. This project was continued in 2005.

To reach each of the internal control objectives, management has identified and gradually implemented the following general internal control principles:

Control environment

This principle refers to the level of awareness of the staff and to the need for internal checks in the company’s entire organization. It constitutes the basis of all other internal control elements of the company (example: codes of ethics).

The company has made efforts for some years to establish an adequate control environment by intensifying its actions on behalf of better implementation of the principles of corporate governance in its management. Thus, several codes of conduct including: Code of Corporate Governance, Code of Ethics, Code of Business Conduct and Code of Ethics for Financial Officers, have been in effect since 2002 or 2003 in compliance with the new obligations instituted by the U.S. law known as the “Sarbanes-Oxley Act”.

The Board of Directors and the various committees set up by that Board have significant roles in supervising internal controls. Their role is detailed in Item 6 of the 20-F filing; however, we would like to specifically point out that:

•

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

•

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

•

The compliance committee’s assignment is to assist the Chief Executive Officer and the Chairman of the Board in connection with all responsibilities relating to Wavecom’s compliance with the legislation in effect, as well as to the Wavecom code of ethics and good conduct and to ensure that the internal control procedures are evaluated, tested and audited by selected internal auditors. The committee relies on the internal auditors, who are trained for the overall audit process function, to ensure that the necessary audits and controls are integrated into the company’s management system.

50 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

At the same time, the executive committee, consisting of the Chief Executive Officer and his “direct reports” meets every week for the following purposes:

•	handle daily management of the company;
•	define the company’s global strategy;
•	review the financial results, the budget and the earnings estimates;
•	review measurement and performance indicators that have been established;
•	monitor progress on key projects, including the “internal control” project.

Moreover the company received its ISO 9001-2000 certification in November 2005. Wavecom’s ISO project studied the overall process flows within the company and identified specific points to address in the additional internal control project covering all aspects of control and monitoring. We consider it essential to have coordination between these two projects in order to guarantee proper understanding by all employees of the processes and the consistency between their function and various company activities. This approach facilitates process flows and ensures an overall understanding of our processes while identifying the key control points. In order to achieve this objective, Wavecom has trained a team of internal auditors who will carry out both system and internal control audits throughout the year.

A quality policy was put in place and widely communicated throughout the entire company in 2005. This policy encompasses three major points:

•	listen to our customers and secure their loyalty by meeting their needs for quality, prices and response time through innovative products and services;
•	to develop a culture of continuous improvement that values creativity and teamwork while respecting ethical and environmental policies;
•	collaborate with industry partners in responsibly expanding the market.

Risk assessment

The point here is identification and analysis of the risk factors that might affect attainment of objectives. Risk assessment makes it possible to define the control activities and subsequently develop actions plans to reduce risks.

Risk assessment is carried out at all levels of the company and by the various committees, but more particularly by the Risk Committee, which assists the Chief Executive Officer and the Board of Directors in analyzing and identifying management proposals concerning risks the company faces.

The procedures for risk management have as its objective:

•	to identify potential risks and evaluate their potential impact on the company’s activity;
•	to define and put in place action plans to regularly monitor and measure those risks that have been identified.

The main risks have been identified in Item 3, “Risk Factors” section of this 20-F filing.

The abovementioned procedures include the following steps:

•	identification of all potential risks that can impact the activity of the company;
•	define a priority ranking of these risks as related to the probability that a risk could happen and the level of impact that such an event could have on the company or its profitability;
•	identification of the main ways to prevent the risks as identified as high from happening by establishing key indicators to be monitored.

This descriptive analysis in an ongoing process will allow us to, over time, to evaluate the efficiency and effectiveness of our internal controls.

Control activities

This point concerns the application of the norms and procedures making it possible to guarantee appropriate implementation of the guidelines laid down by management.

Within the framework of the internal control project which we pursued in parallel with our ISO certification, a substantial effort was made in 2004 and 2005 to ensure that all key processes were governed by procedures and policies common to the group. These procedures where documented base on an overall outline our processes as defined below:

•	Resource management procedures
—	Human resources
—	Information Technology and infrastructure (including all financial and accounting procedures, policies and processes)
—	Partnership management
•	Operational procedures
—	Customer account management
—	Contracts (orders, production, shipment, invoicing and after-sales)
—	Product management (feasibility, development, maintenance and end-of-life)
•	Management procedures
—	Quality system process management
—	Strategic processes (strategic plan, long range plan, marketing plan and budget)

WAVECOM - Annual Report Form 20-F 2005 51

Back to Contents

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

Since 2004 a group of a dozen people from various departments and regions of the company were trained in internal auditing, both within the framework of ISO certification and in connection with internal controls. Some initial tests were made in December on the key controls in the financial statements closing processes. An audit conducted in 2005 covered all of the processes in the Wavecom organization and began to include controls established in the context of implementation of Sarbanes-Oxley legislation in order to test the relevance and integration in the system. All processes were covered in each region. The strategic and management part was reviewed during a test audit conducted in June of 2005 as well as during the final audit in October 2005. Having conducted these audits allowed us to implement appropriate processes throughout the entire company and we were subsequently awarded ISO 9001-2000 certification in November 2005. Points for improvement that are identified in audits are monitored for progress routinely by our internal auditors.

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

Each of the three major legal entities has its own financial organization, under the responsibility of the group’s Chief Financial Officer. The smaller entities’ accounting activity is subcontracted to accounting firms.

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

Two committees were established to coordinate preparation, review and communication of the published financial information and of the annual report in particular. The first (Disclosure Committee) is charged with the preparation and the coordination of documents that ensures that information that will be made public are relevant, correct and exhaustive. It is made up of the Group CFO, the financial reporting director, the director of legal affairs and director of communication and investor relations. The second committee (review committee) is made up of representatives of the finance area, the executive committee of the company and the members of the Board of Directors. Each representative ensures the correctness of information provided from their respective areas.

Monthly reporting

We put in place during 2005 a procedure to following results centered on our monthly reporting processes. The Group financial controller is responsible for ensuring that the procedures are correctly followed. A detailed budget is created by the operational units in conjunction with the Group financial controller and is completed during the last quarter for the year to come. Each month a new forecast is developed for the 12 months to come.

A monthly meeting of the Group’s executive committee and the Group financial controller is held with the goal being to study the various reporting indicators and analyzing the differences between actual and

52 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

budget or forecast figures in order to refine future forecasts. Action is taken, if necessary, in order to allow us to meet our stated goals.

Key processes

Within the framework of the analysis of the risks connected with the reliability of financial information, the first stage in the internal control project consisted of making a formalized analysis of risks, aimed at identifying the processes having an effect on the financial information as well as the key risks and control relating thereto.

The most important key procedures and controls relate to the following processes:

•	entity level controls
•	the financial statement closing process;
•	the sales process;
•	the process of purchasing the products sold;
•	the process concerning control and security of computer systems;
•	the process of the other operating purchases;
•	the cash monitoring process;
•	the payroll process.

At the end of 2005, the major procedures had been described. The key controls were identified for financial statement closing process evaluating the financial figures for sales, salaries, purchasing and environmental controls. Key controls were identified for other areas and defining the processes and are being finalized. Tests were done on the key control processes for closing procedures and sales. Points to be improved were identified in the internal audit and are now being put in place.

Compensation of Directors and Officers

We paid a total of €3,107,406 in compensation to our directors and executive officers during the year ended December 31, 2005. Non-salaried board members earn fees based on their attendance at board meetings and committees; €124,416 in such board fees was earned by non-salaried board members during 2005. Under French law, the aggregate amount of attendance fees to be paid to our board members must be approved by our Shareholders at a general meeting and such aggregate amount is allocated among board members by decision of the board. The table below sets forth the compensations paid to each of the Directors during the years 2003, 2004 and 2005.

	Type of Compensation	2003	2004	2005

		(in euros)
Michel Alard, Chairman of the Board of Directors	Fixed	135,000	108,000	108,000
	Variable	33,750	—	—
	Sign—on or departure bonus	—	—	—
Aram Hékimian, Chief Executive Officer then Deputy Chief Executive Officer	Fixed	135,000	108,000	108,000
	Variable	45,000	—	—
	Sign—on or departure bonus	—	—	—
Ronald D. Black, Chief Executive Officer	Fixed	—	144,595*	438,277
	Variable	—	—	274,000
	Sign—on or departure bonus (see below)	—	—	96,000
André Chieng, Board Member	Directors’ Fees	—	7,520	6,548
Delphis SA (Marc Fourrier), Board Member	Directors’ Fees	30,339	21,040	26,193
Bernard Gilly, Board Member	Directors’ Fees	23,278	19,840	26,193
Jean-François Heitz, Board Member	Director’s Fees	—	—	13,096
Stephen Imbler, Board Member	Directors’ Fees	32,487	15,040	26,193
Anthony Maher, Board Member	Directors’ Fees	14,000	10,240	26,193

*	This represents the pro-rata portion of the fixed salary paid in 2005. Dr. Black’s current annual fixed salary is €411,000.

WAVECOM - Annual Report Form 20-F 2005 53

Back to Contents

In addition to cash compensation, twelve of our executive officers including Dr. Black (and excluding Mr. Alard and Mr. Hékimian) have received stock options or founders’ warrants, and five non-salaried board members have received warrants. During 2005, we granted equity warrants to non-salaried board members to purchase a total of 60,000 shares with an exercise price of €6.55 per share and an expiration date of May 2009. During 2005, we granted founders warrants to executive officers to purchase a total of 302.700 shares, with an exercise price of €5.39 per share and an expiration date of November 15, 2009 and 130,000 shares, with an exercise price of €4.19 per share and an expiration date of March 3, 2010.

Ronald D. Black, Chief Executive Officer, joined Wavecom in August of 2004 and received total compensation in 2004 of €144,595 and €808,277 in 2005 including a sign-on bonus of €96,000. In addition, Dr Black has received to date, a total of 147,300 stock options and 302,700 founders warrants (information regarding exercise prices of these awards is provided in this report). Dr. Black is also entitled to the use of a company car and an expatriate package including a housing and school allowance of approximately €100,000 per year.

Michel Alard, Chairman of the Board, received €108,000 in base salary in 2005 and 2004. He received no performance award bonus in 2005 and 2004. Aram Hékimian, Deputy Chief Executive Officer, received €108,000 in base salary in 2005 and 2004. He received no performance award bonus in 2005 and 2004 Both Mr. Alard and Mr. Hékimian are entitled to the use of company cars or the maintenance of one vehicle in lieu of a company car.

Compensation paid to our Chairman, Chief Executive Officer and our Deputy Chief Executive Officer is monitored by the Compensation and Nomination Committee and is set by our Board of Directors. Messrs. Alard, Black and Hékimian do not participate in such decisions and are excluded for purposes of the quorum and majority calculations. Performance based bonuses for Mr. Alard, Dr. Black and Mr. Hékimian are decided by the Board of Directors based on the achievement of personal and company objectives. No salaries or other compensation were paid by any group companies other than Wavecom S.A. Neither Mr. Alard nor Mr. Hékimian receive any fees related to their positions as members of the Board of Directors, nor are they granted warrants, stock options or founders’ warrants.

In the event of a friendly merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Dr. Black being terminated within six months following this event and if Dr. Black is not offered to perform functions of an equivalent level, Wavecom as undertaken to pay to Dr. Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times the fixed salary (i.e. three times €421,500), including the severance payment provided by the applicable collective bargaining agreement.

Mr. Black shall be entitled to participate in all employee's benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a level commensurate with his positions subject to satisfying the applicable eligibility requirements.

For year 2005, the Board of Directors decided to grant a bonus of €30,000 to Michel Alard, a bonus of €35,000 to Aram Hékimian and a bonus of €302,000 to Ronald Black due to his remarkable efforts and achievements in returning the Company to profitability. The Board of Directors also fixed compensation for 2006 at €40,000 base compensation and €40,000 target performance bonus for Michel Alard, €40,000 base compensation and €40,000 target performance bonus for Aram Hékimian, €421,500 base compensation and €281,000 target performance bonus for Ron Black. An additional bonus was also fixed at €100,000 for Ron Black linked to the successful integration of any acquisitions.

Share Ownership and Option and Warrant Information

Except as described in Item 7 below, as of March 31, 2006, each of our directors and executive officers beneficially owns less than 1% of the share capital of Wavecom S.A. (and none of such share capital has voting rights which are different from those of our other shareholders).

On September 21, 1998, our shareholders authorized the creation of a stock option plan and a founders’ warrant plan for employees. This plan was modified at a shareholders’ meeting on December 19, 2001. As of December 31, 2005, there were outstanding options, founders warrants (BCEs) and warrants (BSAs) to purchase a total of 1,868,434 shares, of which options, founders warrants and warrants to purchase 1,039,718 shares were held by our current directors and executive officers. As of December 31, 2005, a total of 444,481 shares were available for grant pursuant to the stock option plan and the founders’ warrant plan.

54 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

During 2005, the following ten employees were granted the largest number of stock options or founders’ warrants:

Name	Position	Number of stock options or warrants granted	Exercise price per share	Final expiration date

Ronald Black*	Chief Executive Officer	302,700	€5,39	January 18, 2015
Philippe Guillemette*	Group VP of Marketing & Strategic and Chief Technology Officer	20,000	€4,19	March 14, 2015
Pierre Piver*	Group Vice-President and Head of Americas Region	20,000	€4.19	March 14, 2015
Chantal Bourgeat*	Group VP for Finance & Administration and Chief Financial Officer	15,000	€4.19	March 14, 2015
Frank Souguir*	Group VP, head of Europe, Middle-East and Africa region	15,000	€4,19	March 14, 2015
Pierre Teyssier*	Group VP of Operation	15,000	€4.19	March 14, 2015
Olivier Beaujard*	Group VP, Business development	10,000	€4.19	March 14, 2015
Luc Degaudenzi*	Group VP, Research & development	10,000	€4.19	March 14, 2015
Didier Dutronc*	Group VP and Head of Asia Pacific Region	10,000	€4.19	March 14, 2015
Etienne Menut*	Group VP, Human Resources	5,000	€4.19	March 14, 2015
______________
*	Included in the group “executive officers”

During 2005, the following ten employees exercised the largest number of stock options or founders’ warrants:

Name	Position	Number of stock options or founders’ warrants exercised in 2005	Exercise price per stock option or founders’ warrant

Bernard Ollivier	Group Director Information System	5,832	€8.07
Juergen Kress	Field Application Engineer	1,205	€8.07
Emmanuelle Janz	Development Engineer	418	€4.57
Olivier Guenneugues	ASIC Design Engineer	2,810	€4.57
Eric Delesalle	Validation Engineer	520	€8.07
André Chieng	Board Member	6,666	€7.04
Laurent Bouinot	Soft development Engineer	300	€8.07
Franck Bietrix	Development team manager	5,900	€4.57
Emmanuel Adan	Senior Purchasor	1,872	€8.07

WAVECOM - Annual Report Form 20-F 2005 55

Back to Contents

The table below indicates the number of stock options, founders’ warrants or warrants granted to members of the Board of Directors or Executive Officers that have not been exercised:

Beneficiary	Title	Number of founders’ warrants, options or warrants granted and not exercised as of March 31, 2006	Number of founders’ warrants, options or warrants eligible to be exercised as of December 31, 2005*	Price range

Ronald Black	Chief Executive Officer	450,000	149,997	3.29 - 5.39
Olivier Beaujard	Group VP, Business development	33,530	21,862	4.19 - 139.52
Chantal Bourgeat	Chief Financial Officer & Group VP for Finance & Administration	30,000	9,788	4.19 - 11.40
Luc Degaudenzi	Group VP, Research & development	20,000	4,372	4.19 - 9.62
Didier Dutronc	Group VP and Head of Asia-Pacific region	41,000	20,680	4.19 - 11.40
Bernard Gilly	Board Member	55,000	34,999	7.04 - 42.46
Philippe Guillemette	Group VP of Marketing and Chief Technology Officer	57,750	32,750	4.19 - 103.23
Stephen Imbler	Board Member	55,000	34,999	7.04 - 42.46
Jean-François Heitz	Board Member	20,000	—	6.55
Anthony Maher	Board Member	40,000	16,665	7.04 - 11.18
Etienne Menut	Group VP, Human Resources	36,000	20,472	4.19 - 11.40
Claire Oliver	Group Director of Quality	57,438	51,602	4.19 - 139.52
Pierre Piver	Group VP and Head of Americas region	51,000	20,472	4.19 - 11.40
Ulrich Schumacher	Board Member	30,000	6,666	5.68
Frank Souguir	Group VP and Head of Europe, Middle-East and Africa region	23,000	3,494	4.19 - 9.62
Pierre Teyssier	Group VP of Operations	31,000	13,916	4.19 - 39.18
Hugues Waldburger	Director of Programs	9,000	1,747	9.62
______________
*	Founders’ warrants, options and warrants eligible to be exercised as of December 31, 2005, are included in the column dated March 31, 2006.

The table below indicates the number of exercised options granted and exercised by the ten highest paid non-board-member employees:

	Total number of options or founders’ warrants granted	Weighted average price in euros	Plan from January 19, 2005	Plan from March 15, 2005

Options or founders’ warrants granted, during 2005 to the ten highest paid employees.	392,700	5.11	302,700	90,000
Options or founders’ warrants exercised, during 2005 to the ten highest paid employees.	—	—	—	—

56 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

The table below sets forth the options and founders’ warrants granted to each director in 2005:

Options or founders’ warrants granted during 2005 to Board Members	Number of total options or founders’ warrants granted	Exercise Price in euros	Last Possible Exercise Date	Plan from January 19, 2005 (BCE)	Plan from May 25, 2005 (BSA)

Ronald Black	302,700	5.39	11/15/09	302,700	—
André Chieng	10,000	6.55	05/25/09		10,000
Bernard Gilly	10,000	6.55	05/25/09		10,000
Jean-François Heitz	20,000	6.55	05/25/09		20,000
Stephen Imbler	10,000	6.55	05/25/09		10,000
Anthony Maher	10,000	6.55	05/25/09		10,000
Ulrich Schumacher	10,000	6.55	05/25/09		10,000

One Board Member exercised options during 2005 (André Chieng who exercised 6,666 options to which he was entitled after having resigned from the Board on September 7, 2005).

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

As a result of these restructuring plans, our total headcount, which includes both salaried employees and independent contractors, declined by approximately 62% from 863 on December 31, 2003, to 330 on December 31, 2005. The last employees who were part of these plans left Wavecom in the third quarter of 2005. For information regarding the costs of the restructuring plans, see Item 5. Operating and Financial Review and Prospects - Background.

The table below sets forth our total number of employees and independent contractors at the end of each of the past three years:

At	Employees	Independent contractors and temporary employees	Total

December 31, 2005	290	40	330
December 31, 2004	458	58	516
December 31, 2003	692	171	863

WAVECOM - Annual Report Form 20-F 2005 57

Back to Contents

Over the years, as is common practice for French companies operating in technology sectors, a fairly significant number of the staff at our company has consisted of independent contractors and temporary employees. We have, however, reduced our dependence on independent contractors from approximately 20% at year-end 2003 to approximately 11% at year-end 2004, which has remained relatively stable at approximately 12% at December 31, 2005.

Employee turnover rate for Wavecom SA in France (as measured by attrition excluding headcount reduction resulting from restructuring) for the last three years was: 2.6% in 2003, 6.9% in 2004 and 10,8% in 2005. As the company began to fully implement its new strategy there has been an increase in the voluntary turnover rate. We believe that this increase in voluntary attrition is directly related to the fact that the company has radically changed its strategic direction and we expect the rate to decline again to more historic levels once we achieve a more steady state of business operations.

We employ a large number of engineers (both as salaried employees and independent contractors) most of whom are based in France. As of December 31, 2005 the breakdown of staff (salaried and independent contractors) by functional areas and geography was as follows:

Function	% of total	Geography	% of total

Research and Development	53%	Europe, Middle East, Africa	74%
Production, logistics and quality	10%	Asia Pacific	18%
Sales and Marketing	23%	Americas	8%
Finance and Administration	13%
Employees in termination notice period	1%

Employment contracts with all French employees are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry. In addition, as is required by French law, the Company management holds periodic meetings with employee representatives of the workers’ council (comité d’entreprise), employeers’ representatives (délégués du personnel) and security and safety committee. We no longer have a representative of the French trade union (UGICT-CGT).

The average salary for employees of Wavecom S.A. (calculated as the sum of total compensation to salaried employees, independent contractors and temporary personnel divided by the weighted average headcount for a given year) was €52,466 in 2004 and €59,923 in 2005.

58 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares (including ADSs) by each person known by us to own beneficially more than 5% of our outstanding shares (none of whom has voting rights which are different from our other Shareholders) as of March 31, 2006, based on our legal share capital of 15,531,813 shares as of that date. To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

Stock options and founders warrants awarded to employees represent a potential increase of 12% of our current outstanding shares.

	Shares beneficially owned

Name of beneficial owner	Number	%

Michel Alard(1)	1,667,010	10.7
Aram Hékimian(2)	2,167,373	14.0
Delphis	1,061,961	6.8
David J. Greene and Company LLC(3)	491,491	3.2

% Based on total number of shares outstanding, as of March 31, 2006	15,531,813

______________
(1)

Michel Alard’s share total includes 268,649 shares owned solely by Mr Alard; 145,571 shares held of record by Mr Alard’s wife; 626,290 shares held of record by his son and 626,500 shares held of record by his daughter. Mr Alard has the right to vote of the shares held by his daughter and son. Mr Alard disclaims beneficial ownership of the 145,571 shares owned by his wife.

(2)

Aram Hékimian’s share total includes 109,000 shares held of record by Mr Hékimian’s wife and 1,400,000 shares held by his children. Mr Hékimian has the right to vote or sell the shares owned by his children. Mr Hékimian disclaims beneficial ownership of the 109,000 shares owned by his wife.

(3)	As reported in a Schedule 13G filed with the U.S. Securities and Exchange Commission for the period ending December 31, 2005.

The following table presents the shares owned by major shareholders, Wavecom directors and the dilution potential related to options held by Wavecom employees and directors. French law requires all directors to hold at least one share of the company’s stock.

	As of March 31, 2006			Dilution potential (2)

	Shares	%	Voting rights	%	Shares	%

1. Michel Alard, Director(1)	1,667,010	10.7	1,667,010	10.8	1,667,010	9.6
2. Aram Hékimian, Director(1)	2,167,373	14.0	2,167,373	14.1	2,167,373	12.5
3. Delphis SA, Director	1,061,961	6,8	1,061,961	6.9	1,061,961	6.1
4. Ronald Black, Director	1	N/S	1	N/S	1	N/S
5. Jean-François Heitz, Director	100	N/S	100	N/S	100	N/S
6. Bernard Gilly, Director	1	N/S	1	N/S	1	N/S
7. Stephen Imbler, Director	1	N/S	1	N/S	1	N/S
8. Anthony Maher, Director	1	N/S	1	N/S	1	N/S
10. David J. Greene and Company	491,491	3.2	491,491	3.2	491,491	2.8
11. Shares held in treasury stock(3)	156,345	1.0	—	—	156,345	0.9
12. Employees	—	—	—	—	1,868,434	10.7
13. Public	9,987,529	64.3	9,987,529	65.0	9,987,529	57.4

TOTAL	15,531,813	100.0	15,375,468	100.0	17,400,247	100.0

______________
(1)	Figures include shares and/or voting rights held directly or indirectly by members of their families.
(2)	Figures and percentages take into account the 1,868,434 shares that could be issued if all options and founders warrants were exercised.
(3)

As of December 31, 2005 the company held 156.345 shares that were part of a repurchase program, purchased at prices between €7.94 and €8.62. Informations diverses: The company has no knowledge of any other significant shareholder Michel Alard, Aram Hékimian, DELPHIS SA and David J. Greene and Company.

WAVECOM - Annual Report Form 20-F 2005 59

Back to Contents

Major changes in ownership

Several of our directors and executive officers sold shares in our initial public offering in June 1999, in our follow-on public offering in June 2000 and during the course of 2003 and 2004. There were no major changes in share ownership in 2005 as our three major Shareholders who are directors did not sell any shares during 2005. The following table sets forth the related historic changes in these holdings as a percentage of our legal capital as of the given date:

Name	Percentage at December 31, 2003	Percentage at December 31, 2004	Percentage at December 31, 2005

Michel Alard	12.4	12.3	10.7	*
Aram Hékimian	14.7	14.5	14.0
Delphis	6.9	6.8	6.8
David J. Greene and Company	5.4	7.4	3.2

Legal share capital used in calculation	15,342,789	15,506,290	15,531,813

______________
*	In 2005, Mr Michel Alard, President, sold a total of 57,000 shares on the open market.

Geographic Distribution of Shareholders

There were five holders of record of our ADSs and approximately 1,660 beneficial holders as of March 10, 2006. ADSs (1,466,477) represented approximately 9.5% of our issued and outstanding shares as of March 9, 2006. Our ADSs are issued by The Bank of New York, as depositary. Each ADS evidences one share.

Related Party Transactions

In December 2000, we entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major Shareholder and member of our Board of Directors. The agreement calls for Marc Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, for a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year ended December 31, 2005 Delphis did not invoice Wavecom. Delphis invoiced €7,275 in 2004 and €20,031 in 2003.

We were not a party to any other related-party transactions during 2005 nor during 2006 up to the date of this document.

60 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Item 8: Financial Information

Financial Statements

See Item 18 and the financial statements beginning on page F-1 of this annual report.

Legal Proceedings

The Claim Committee meets monthly to evaluate current or potential claims or proceedings and their future developments. This Committee is chaired by the Group Legal Director and has members from finance, quality and sales. One of the objectives of these monthly reviews is to consider any changes in current legal proceedings and determine if and when provisions should be established. This committee also advises as to the management of current cases.

Provisions have been made for each of the principal proceedings. In compliance with AMF recommendations the procedure for provisioning is as follows:

•	litigations that are provisioned are those involving disputes which have been brought before a judge or court;
•	the amount of the provision corresponds to a specific identified risk and takes into account the maximum total risk.

We are not aware of any other threatened or potential material claim, demand or lawsuit involving Wavecom except as described in note 13, page F-28 of notes to consolidated financial statements.

Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred in our overall business or financial situation since the date of our most recent annual financial statements.

Dividends

Wavecom has never paid dividends on its shares. We intend to retain any future earnings for investment in the development and expansion of our business and do not expect to pay any cash dividends on our shares in the foreseeable future.

WAVECOM - Annual Report Form 20-F 2005 61

Back to Contents

Item 9: The Offer and Listing

Price Range of Shares and ADSs

Our shares are currently listed on Euronext (Eurolist compartment B) Paris (7306), and have been since June 14, 1999. Our ADSs are currently listed on the NASDAQ National Market under the symbol “WVCM” and have been since June 9, 1999. The following table sets forth the range of high and low closing sale prices of our shares and ADSs for the periods indicated:

	Per Share (€)		Per ADS($)

	High	Low	High	Low

Year ended December 31, 2001	€67.00	€16.06	$67.13	$15.00
Year ended December 31, 2002	€48.28	€10.91	$44.65	$11.34
Year ended December 31, 2003	€18.66	€6.59	$21.65	$7.42
Year ended December 31, 2004	€6.46	€6.17	$7.98	$7.72

Year ended December 31, 2005	€13.28	€3.50	$16.00	$4.64
First Quarter 2004	€11.10	€8.90	$12.69	$12.32
Second Quarter 2004	€8.23	€6.30	$9.67	$9.37
Third Quarter 2004	€4.23	€2.68	$4.48	$4.28
Fourth Quarter 2004	€5.50	€3.78	$6.03	$5.82
Year ended December 31, 2004
First Quarter 2005	€5.85	€3.75	$7.57	$5.01
Second Quarter 2005	€8.38	€3.50	$9.67	$4.64
Third Quarter 2005	€13.28	€7.01	$15.89	$8.60
Fourth Quarter 2005	€13.24	€12.32	$16.00	$11.13

Most recent six months
September 2005	€13.28	€9.71	$15.89	$11.97
October 2005	€13.24	€10.56	$16.00	$13.00
November 2005	€12.40	€10.70	$14.89	$12.58
December 2005	€13.22	€9.14	$15.73	$11.13
January 2006	€10.00	€8.31	$12.08	$10.39
February 2006	€10.17	€8.81	$12.04	$10.58
March 31, 2006	€12.12	€10.26	$13.90	$10.90

(Source: http://club.euronext.com, and www.nasdaq-online.com)

On March 31, 2006, the closing price for our ADSs on The NASDAQ National Market was $13.84 per ADS and the last reported sale price for our shares on the Euronext (Eurolist) was €11.52 per share.

62 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Item 10: Additional Information

Memorandum and articles of association

The description of our organizational documents filed with the Securities and Exchange Commission on Form F-1, registration number 333-11764, on June 6, 2000, and set forth therein under the section “Description of Share Capital” is incorporated by reference in this Annual Report, except to the extent that it has been updated by the information set forth below. An English translation of our By-Laws is attached as Exhibit 1 to this Annual Report.

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

Composition of share capital

We have only one class of shares. As of December 31, 2005, this class consisted of 15,531,813 authorized ordinary shares all of which were outstanding as of such date, with a nominal value of €1 per share, resulting in a share capital of €15,531,813 in nominal value, as approved by the Board of Directors on February 7, 2006. This number includes 156,345 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our Shareholders.

WAVECOM - Annual Report Form 20-F 2005 63

Back to Contents

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

French law requires that a preliminary notice of a listed company’s general Shareholders’ meeting be published in the Bulletin des annonces légales obligatoires (“BALO”) at least 30 days prior to the meeting. The preliminary notice must first be sent to the French securities authority, the Autorité des marchés financiers (“AMF”) with an indication of the date it is to be published in the BALO. The AMF also recommends that such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a Shareholders’ vote. Within 10 days of publication, one or more Shareholders holding a certain percentage (according to a formula relating to the Company’s share capital) of our share capital, a duly authorized association of Shareholders holding their shares in registered form for at least two years and holding a certain percentage of our voting rights (1%), or the Employee Committee may propose additional resolutions.

Under French law, a quorum requires the presence, in person or by proxy (including those voting by mail) of Shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary general Shareholders’ meeting or (2) 25% of the shares entitled to vote in the case of any other extraordinary general Shareholders’ meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. French law regarding quorum requirements as described above do not meet NASDAQ’s quorum requirement of Rule 4350(f) of the rules of the NASDAQ stock market. While Wavecom has received an exemption to this rule from NASDAQ, it makes every effort to encourage Shareholder participation at Shareholders’ meetings, including holding the meetings at easily accessible sites in central Paris.

64 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Repurchase and redemption of shares

Under French law, we may not acquire our shares except:

•	to reduce our share capital under certain circumstances with the approval of our Shareholders at an extraordinary general meeting;
•	to provide shares for distribution to employees under a profit-sharing or share option plan; and
•

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

On May 26, 2005, our Shareholders approved a new share repurchase program to replace the existing one. Under the share repurchase program, the company currently holds 1% of its shares in treasury stock. A resolution will be put forth at the general Shareholders meeting of May 17, 2006 to approve a new share repurchase program to replace the current one. We are required to notify the AMF (French stock market authority) on a monthly basis of our trading program in our own shares.

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

As of December 31, 2005, we held 156,345 shares at prices ranging from €7.94 to €8.69. All transactions took place during the month of March 2003.

Requirement for holdings exceeding certain percentages

French law provides that any individual or entity, acting alone or in concert with others, that comes or ceases to hold, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90%, 95% of our outstanding voting shares (including a holder of ADS) or the voting rights attached to our shares, must notify us by registered letter (with return receipt) and the Autorités des Marchés Financiers (French stock market authority) within five trading days, inclusive, from the date that the threshold is crossed by virtue of ownership of the total number of shares held. Such individual or entity must also notify the AMF by registered letter (with return receipt) within five trading days of crossing such threshold, either above or below. A filing fee, determined by the AMF, may be assessed at the time a declaration is made. Information regarding the passing of thresholds of ownership is made public by the AMF. Failure to comply with the above stated stipulations and at the request of one our several Shareholder owing at least 5% of share capital or the voting rights attached to those shares, may result in the suspension of voting rights at all Shareholders meetings which could be held up until the expiration of a time limit of two years, inclusive, from the date that a corrective declaration is made. In case of the crossing of the 10% and 20% thresholds, the individual acting alone or in concert with others, must notify the AMF by registered letter (with return receipt) within ten trading days of his intentions as to the objectives he is pursuing. To permit holders to give the required notice, we are required to publish in the BALO (the official journal for legal notifications in France) no later than 15 calendar days after the annual ordinary general meeting of Shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), indicating the date that each such number was last updated. We have only one class of shares. As of December 31, 2005, this class consisted of 15,531,813 authorized ordinary shares all of which shares were outstanding as of such date, with a nominal value €1 per share, resulting in a share capital of €15,531,813 in nominal value, as approved by the Board of Directors on February 7, 2006. This number includes 156,345 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our Shareholders.

WAVECOM - Annual Report Form 20-F 2005 65

Back to Contents

Material Contracts

In addition to the material contracts previously disclosed, we entered into an entirely renegotiated manufacturing agreement with Solectron following Wavecom’s decision to sub-contract the whole of its manufacturing process to Solectron. This agreement was finalized and executed on August 16, 2005. Our relationship with Solectron is further described in “Risk Factors”, Item 3.

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

Taxation

General

The following discussion generally summarizes the material French tax consequences and the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADSs by U.S. holders. U.S. holders are holders who are for United States federal income tax purposes:

•	individuals who are citizens or residents of the United States;
•	corporations, or other entities, taxable as corporations, created or organized under the laws of the United States or of any political subdivision thereof or the District of Columbia;
•	estates, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	trusts, the administration of which are subject to the primary supervision of U.S. courts and one or more U.S. persons have the authority to control all substantial decisions of the trusts;

and, solely for purposes of the discussion of French tax consequences below, only the above-described holders:

•	whose ownership of shares or ADSs is not effectively connected with a permanent establishment or fixed base in France;
•	who, in the case of individuals or other non-corporate holders, other than partnerships or trusts, are residents of the United States;
•	that, in the case of United States corporations other than regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital;
•

that, in the case of United States corporations that are regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital if less than 20% of such corporation’s shares are owned by persons who are not citizens or residents of the United States;

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

This discussion may not describe all of the tax considerations related to the purchase, ownership and disposition of shares or ADSs that may be relevant to a holder in light of that holder’s particular tax situation. In particular, this discussion deals only with holders that hold shares or ADSs as capital assets, as that term is defined in the U.S. Internal Revenue Code, and does not address special tax rules applicable to special classes of taxpayers, such as U.S. expatriates, regulated investment companies, financial institutions, insurance companies, holders that own, directly, indirectly or by attribution, 10% or more of our outstanding voting share capital, tax-exempt organizations, securities dealers, persons subject to the U.S alternative minimum tax, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of shares or ADSs, persons that will hold shares

66 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes and persons that have a functional currency other than the U.S. dollar. This discussion will not address the new rules concerning taxation (primarily withholding tax) of foreign source income received by U.S. persons through certain pass-through or deemed pass-through entities by virtue of recent changes made by the Protocol to the French-U.S. income treaty, which was signed by both countries on December 8, 2004. As of the date of this printing, the Protocol has been ratified by the United States but not approved by France and is not currently effective. The general effect of the changes is to harmonize the tax treatment of foreign source income received from pass-through entities created in the two countries or a third country, with the intention of eliminating double taxation. The discussion also does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of shares.

The statements on United States tax law are based on the tax laws and practice of the United States, and the statements on French tax law are based upon the tax laws and practice of France, in effect on the date of this annual report, as well as on the current U.S.-France Income Tax Convention, all of which are subject to change, possibly with retro-active effect. In addition, the statements are based in part upon the representations of the Bank of New York and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

This discussion is intended to be a general summary and does not constitute a complete and in depth analysis of all potential tax effects that may affect ownership or disposition of the shares or ADS and does not encompass all individual particularities. Owners and prospective purchasers of shares or ADSs are urged to consult their own advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any state or local and other foreign tax laws.

French taxation of U.S. holders

The following discussion generally summarizes the material French tax consequences to U.S. holders of the acquisition, ownership and disposition of shares or ADSs.

Holders of ADSs deemed to be owners of shares: For purposes of the U.S.-France Income Tax Convention, owners of ADSs will be treated as the owners of the shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a holder will not result in the imposition of a French tax.

As of January 1, 2005, the “avoir fiscal” or tax credit system has, with certain exceptions, been terminated and replaced by a rule where, generally speaking, 50% of the dividend is subjected to French income tax. This rule applies to individuals who are non-residents of France as well as residents, to the extent the non resident individual is resident in a treaty country.

The U.S.-France Income Tax Convention generally provides that an individual shareholder who is resident of the United States and fulfils specific conditions may generally apply to the French tax authorities for the following:

•	a lower rate of withholding tax, generally 15%; and
•

for dividends declared in 2004 but actually distributed in 2005, a refund of the “avoir fiscal”, after deduction of withholding tax payable on the “avoir fiscal” providing the application is made prior to January 1, 2006.

We do not expect to pay dividends in the foreseeable future. If we do pay a dividend, U.S. holders are urged to consult their own tax advisors as to the application of the U.S.-France Income Tax Convention and the internal tax law of France to their particular circumstances.

Sale, exchange or other disposition of shares or ADSs: Under the U.S.-France income tax convention, no French tax is levied on any capital gain derived from the sale, exchange or other disposition of shares or ADSs by a U.S. holder.

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

Wealth Tax

You will not be subject to French wealth tax for your shares or ADSs if both of the following apply to you:

•	you are not a French resident for purposes of French taxation; and
•	you own less than 10% of Wavecom’s share capital or ADSs, either directly or indirectly, provided your shares do not enable you to exercise influence over Wavecom.

Transfer taxes

Transfers of a listed company’s shares will not be subject to French registration or transfer taxes, unless the transfer is affected by means of a written agreement that is executed within France. Should such written agreement be executed within France, it would be subject to transfer taxes at the rate of 1,1% to a maximum of €4,000 per transaction. A stock exchange stamp may be due in some cases.

WAVECOM - Annual Report Form 20-F 2005 67

Back to Contents

U.S. Taxation of U.S. Holders

The following discussion generally summarizes the material U.S. federal income tax consequences to U.S. holders of the purchase, ownership and disposition of shares or ADSs.

Holders of ADSs deemed to be owners of shares: For purposes of the U.S. Internal Revenue Code, a U.S. holder of ADSs will be treated as the owner of the underlying shares represented by such ADSs. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a U.S. holder will not result in recognition of gain or loss for U.S. federal income tax purposes.

Dividends: Subject to the discussion below under the heading Passive Foreign Investment Company, the gross amount of a cash distribution (including the amount of foreign taxes, if any, withheld therefrom) paid on a share or ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). “Avoir fiscal” and “précompte” payments will be considered dividends to the same extent. To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in such share or ADS and thereafter as capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the U.S. federal income tax law.

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

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S. or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a “qualifying treaty”). ADRs backed by our shares are readily tradable on the NASDAQ National Market. In addition, the U.S.-France income tax convention is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our shares or ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions apply.

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

We do not expect to pay dividends in the foreseeable future. If we do pay a dividend, U.S. holders are urged to consult their own tax advisors as to the application of the U.S.-France Income Tax Convention and the U.S. federal income tax rules applicable to dividends.

Sale, exchange or other disposition of shares or ADSs: Unless a non-recognition provision applies, upon a sale, exchange or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized (determined in U.S. dollars) upon the disposition and such U.S. holder’s adjusted tax basis in the shares or ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Company”, such gain or loss generally will be a capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the share or ADS for more than one year at the time of the disposition. If the U.S. holder is an individual, trust or estate, long-term capital gain realized upon a disposition of a share or ADS and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of shares or ADSs held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder’s marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. U.S. holders should consult their own tax advisors regarding the availability of this offset.

No French tax is imposed on the capital gains of a U.S. holder arising from the sale, exchange or other disposition of shares or ADSs provided that certain requirements of the U.S.-France Income Tax Convention are satisfied. See “French Taxation of U.S. Holders-Sale, Exchange or Other Disposition of Shares or ADSs”. In the event that French tax is imposed on capital gains from the sale, exchange or other disposition of shares or ADSs, U.S. holders should consult their own tax advisors with respect to their ability based on their particular circumstances to claim a credit for such tax against their U.S. federal income tax.

68 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

The tax surrender of ADSs in exchange for shares and the surrender of shares in exchange for ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, a U.S. holder will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company: We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2005, or for future taxable years. However, a company’s status as a PFIC is a factual determination made on a year to year basis and depends on, among other things, a valuation of the company’s assets, including goodwill and other intangible assets. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful.

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

If we were determined to be a PFIC, however, a U.S. holder could elect to treat the shares or ADSs as an interest in a qualified electing fund, by making a “QEF Election,” in which case the holder would be required to include in income the holder’s proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain subsequently recognized upon the sale by the holder of the shares or ADSs would generally be taxed as a capital gain. Alternatively, if our stock were treated as marketable stock for PFIC purposes, a U.S. holder could make a “Mark-to-Market Election”, pursuant to which the holder would be required to include as ordinary income annually the excess of the fair market value of the shares or ADSs over the holder’s tax basis therein. Any gain subsequently recognized upon the disposition by the holder of the shares or ADSs would also be taxed as ordinary income in the year of the disposition. The holder’s basis in the shares or ADSs would be adjusted to reflect any such income amounts.

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

Information reporting and backup withholding: Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or other disposition of shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding (currently at a 28% rate). Backup withholding will not apply to a U.S. holder, however, if the holder furnishes a correct taxpayer identification number and makes any other required certification or if the holder is otherwise exempt from backup withholding. If the U.S. holder is required to establish the holder’s exempt status or provide other certifications, the holder generally must provide such certifications on U.S. Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required supporting information.

Documents on Display

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information are available on the SEC’s Edgar website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information may be obtained, upon written request, from The Bank of New York, as depositary, at its office located at 101 Barclay Street, New York, NY 10286.

WAVECOM - Annual Report Form 20-F 2005 69

Item 11: Quantitative and Qualitative Disclosures about Market Risk

The following discusses our exposure to market risk related to changes in equity prices and foreign currency exchange rates. This discussion contains forward looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors, including those set forth in the Risk Factors section.

We publish our consolidated financial statements in euros and the functional currency of Wavecom S.A. is the euro. In 2005, we recorded 43% of our total revenues in U.S. dollars, with virtually all the rest in euros. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars, which are closely tied to the U.S. dollar. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 55.5% of our cost of revenues and operating expenses in 2005. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange gain for 2005 of €4.1 million compared to a net foreign exchange loss in 2004 and 2003 (€578,000 and €2.1 million respectively). We began to use a combination of options and forward exchange contracts in order to minimize the risk to our estimated net dollar cash flows. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions; with the fair market value of the instruments being recorded on our balance sheet and their changes in market value recognized in our profit and loss accounts at the end of each accounting period.

See also Item 5: “Operating and Financial Review and Prospect-Impact of currency fluctuations” and Note 5 to our consolidated financial statements.

Item 12: Description of Securities other than Equity Securities

Not applicable

70 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

PART II

WAVECOM - Annual Report Form 20-F 2005 71

Back to Contents

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15: Controls and Procedures

We have adopted and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the required time periods and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, our disclosure controls and procedures are effective to provide reasonable assurance that material information relating to Wavecom, including its consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, on a timely basis.

Other than the change described above with regard to the addition of processes relating to the review of tax calculations and declarations, which was implemented during the first half of 2005, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We may in the ordinary course make changes in our internal control processes from time to time.

On February 28, 2005, we filed an amended Annual Report on Form 20-F/A for the year ended December 31, 2003, with the U.S. Securities and Exchange Commission. In February 2005, during the process of closing our financial statements for the year ended December 31, 2004, the Company’s management, together with Ernst & Young Audit, our independent registered public accounting firm, identified an error in accounting related to our deferred income tax during the year ended December 31, 2003. As a result of this restatement and in the context of our internal control project to implement Section 404 of the Sarbanes-Oxley Act, certain measures, including the practice of having all tax declarations reviewed by external tax consultants and instituting a second level of internal review of tax calculations, were integrated into our disclosure controls and procedures during the first half of 2005.

Item 16A: Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one audit committee financial expert, Jean-François Heitz, serving on our Audit Committee.

72 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Item 16B: Code of Ethics for Financial Officers

We have adopted a written code of ethics that applies to senior members of our financial management team, including our principal executive officer, principal financial officer and principal accounting officer. We have posted this code of ethics on our website at www.wavecom.com

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Wavecom SA

3, esplanade du Foncet

92442 Issy-les-Moulineaux Cedex

France

Attention: Investor Relations

Tel. 011 33 1 46 29 08 00

Item 16C: Principal Accountant Fees and Services

During each of the last two fiscal years, Ernst & Young Audit has acted as our independent auditors. Rouer, Bernard, Bretout has acted as our French statutory auditor for fiscal 2004 and MBV & Associés has acted as our French statutory auditor for fiscal 2005.

Audit Fees

Ernst & Young Audit billed us approximately €425,000 for audit services for fiscal 2005, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K. Ernst & Young Audit billed us approximately €314,000 for audit services for fiscal 2004.

MBV & Associés, our co-auditor for French statutory purposes from fiscal 2005, billed us approximately €99,000 for statutory audit services for fiscal 2005.

Rouer, Bernard, Bretout, our co-auditor for French statutory purposes, billed us approximately €102,000 for statutory audit services for fiscal 2004 and fees related to our fulfillement of reporting obligations to the AMF.

Audit-Related Fees

Ernst & Young Audit billed us approximately €57,000 for audit-related services for fiscal 2005, and approximately €9,000 audit-related services for fiscal 2004. Audit-related services principally include reports required to be issued for French statutory purposes.

MBV & Associés billed us approximately €2,500 for audit-related services for fiscal 2005. Rouer, Bernard, Bretout billed us approximately €12,000 for audit-related services for fiscal 2004.

Tax Fees

Ernst & Young member firms billed us approximately €10,000 for tax services, including principally fees associated with tax compliance services at foreign subsidiaries for fiscal 2005. Ernst & Young member firms billed us approximately €11,000 for tax services in fiscal 2004.

WAVECOM - Annual Report Form 20-F 2005 73

Back to Contents

Pre-Approval Policies for Audit and Non-Audit Services

Prior to the engagement of Ernst & Young Audit and MBV & Associés each year, the engagements are approved by our Board of Directors and by vote of our shareholders at our annual general meeting. Our audit committee has also adopted its own rules of procedure. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors or our statutory auditors. Our Board of Directors also reviews the internal control, disclosure and audit processes.

In fiscal 2005 our audit committee approved all of the audit services provided by Ernst & Young Audit and MBV & Associés, and all of the audit-related services or tax consulting services provided by Ernst & Young Audit and MBV & Associés and all of the other services provided by Ernst & Young Audit and MBV & Associés.

Item 16D: Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of our equity securities by Wavecom S.A. or affiliated purchasers during the period covered by this annual report.

74 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

PART III

WAVECOM - Annual Report Form 20-F 2005 75

Back to Contents

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements are filed as part of this annual report:

76 Annual Report Form 20-F 2005 - WAVECOM

Back to Contents

Item 19: Exhibits

Exhibit Index

1.1	Memorandum and articles of association (incorporated by reference of Exhibit - to the Registrant's Registration Statement on Form F-1, File No 333-11764.
1.2	Statuts (By-Laws) of the Registrant, updated as of February 7, 2006 (English Translation).

2.1

Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F1, File No. 333-10372).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F1, File No. 333-10372).

4.1**

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

4.10**	GSM patent non-assertion agreement with Mitsubishi Electronics Corporation, effective June 30, 2004.

4.11**	Global patent cross-license agreement for GSM, GPRS and EDGE with Telefonaktiebolaget LM Ericsson effective July 1, 2004.

4.12*	Preliminary Agreement with Solectron Corporation effective August 16, 2005.

8*	List of subsidiaries of the Registrant.

10*	Consent of Ernst & Young Audit.

12.1*	Certification of the Chief Executive Officer.

12.2*	Certification of Chief Financial Officer.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.
**	The Registrant has received confidential treatment of portions of this agreement.
+	The Registrant has requested confidential treatment of portions of this agreement, which portions have been filed separately with the Commission.

WAVECOM - Annual Report Form 20-F 2005 77

Back to Contents

SIGNATURE

Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAVECOM S.A.
Date: April 13, 2006	By:	/s/ CHANTAL BOURGEAT

WAVECOM S.A.		Chantal Bourgeat Chief Financial Officer

78 Annual Report Form 20-F 2005 - WAVECOM

FINANCIAL STATEMENTS

WAVECOM - Annual Report Form 20-F 2005 F-1

Back to Index

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wavecom S.A.

We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 2003, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows of the years then ended. These consolidated financial statements are the responsibility of Wavecom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wavecom, S.A. at December 31, 2003, 2004 and 2005, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG Audit

Represented by Jean-Yves Jégourel

Paris-La Défense, France

April 4, 2006

F-2 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,

	Note	2003	2004	2005

		(In thousands, except share and per share data)

Revenues:
Product sales		€271,773	€149,974	€125,952
Service revenue		3,855	1,580	1,827
Licensing revenue		—	—	1,453

Total revenues		275,628	151,554	129,232
Cost of revenues:
Cost of goods sold		168,465	107,134	69,094
Cost of services		4,704	8,391	842

Total cost of revenues		173,169	115,525	69,936

Gross profit		102,459	36,029	59,296

Operating expenses:
Research and development		62,123	47,083	24,066
Sales and marketing		27,766	15,685	11,725
General and administrative		39,141	30,122	17,861
Impairment of intangible assets	9	4,244	1,768	—
Restructuring costs	10	—	22,247	1,684
Deferred compensation amortization		205	—	—

Total operating expenses		133,479	116,905	55,336

Operating income (loss)		(31,020)	(80,876)	3,960

Other income (expense):
Gain on sales of long-term investments		—	1,166	—
Interest expense		(581)	(533)	(214)
Interest income		3,348	2,077	1,225
Foreign exchange gain (loss)		(2,065)	(578)	4,118

Income (loss) before minority interest and income taxes		(30,318)	(78,744)	9,089
Minority interest		(38)	—	—

Income (loss) before income taxes		(30,280)	(78,744)	9,089
Income tax expense	11	861	13	395

Net income (loss)		€(31,141)	€(78,757)	€8,694

Basic net income (loss) per share		€(2.06)	€(5.14)	€0.57

Diluted net income (loss) per share		€(2.06)	€(5.14)	€0.56

Number of shares used for computing:
– basic	12	15,098,795	15,317,661	15,352,233
– diluted	12	15,098,795	15,317,661	15,661,001

See notes to financial statements.

WAVECOM - Annual Report Form 20-F 2005 F-3

Back to Index

CONSOLIDATED BALANCE SHEETS

		December 31,

	Note	2003	2004	2005

		(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents		€110,705	€53,318	€60,663
Accounts receivable (less allowance for doubtful accounts of €1,866, €3,233 and €3,628 at December 31, 2003, 2004 and 2005, respectively)		44,622	22,864	24,271
Inventory	2	33,809	16,409	6,448
Value added tax recoverable		2,235	1,102	842
Prepaid expenses and other current assets	3	11,442	5,481	2,741
Recoverable taxes		7,670	—	—
Deferred tax asset, current portion	11	1,059	—	—

Total current assets		211,542	99,174	94,965
Long-term investments		16,502	9,017	3,585
Other assets		9,410	5,295	4,146
Research tax credit	11	1,355	1,486	1,529
Deferred tax asset	11	8,558	9,617	9,617
Intangible and tangible assets, net	5	27,862	12,617	6,236

Total assets		€275,229	€137,206	€120,078

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		€85,995	€36,393	€24,314
Accrued compensation		7,208	8,089	6,732
Current portion of other accrued expenses	7	21,359	16,938	3,831
Current portion of capitalized lease obligations	6	855	466	303
Deferred revenue and advances received from customers		1,420	820	2,564
Other liabilities		71	731	225

Total current liabilities		116,908	63,437	37,969
Long-term liabilities:
Long-term portion of other accrued expenses	7	14,296	15,279	16,775
Long-term portion of capitalized lease obligations	6	425	302	94
Other long-term liabilities		6,267	1,732	1,100

Total long-term liabilities		20,988	17,313	17,969
Commitments and contingencies		—	—	—
Shareholders’ equity:
Shares, €1 nominal value; 15,342,789 - 15,506,290 and 15,531,813 shares authorized and issued at December 31, 2003, 2004 and 2005, respectively. 15,186,444 - 15,349,945 and 15,375,468 shares outstanding at December 31, 2003, 2004 and 2005, respectively		15,343	15,506	15,532
Additional paid in capital		136,460	137,039	137,180
Treasury stock at cost (156,345 shares at December 31, 2003, 2004 and 2005)		(1,312)	(1,312)	(1,312)
Deferred compensation		(323)	—	—
Accumulated deficit		(14,587)	(93,344)	(84,650)
Accumulated other comprehensive income (loss)		1,752	(1,433)	(2,610)

Total shareholders’ equity	8	137,333	56,456	64,140

Total liabilities and shareholders’ equity		€275,229	€137,206	€120,078

See notes to financial statements.

F-4 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid in capital	Treasury stock	Deferred compen- sation	Accu- mulated Deficit	Accumul- ated other compre- hensive income (loss)	Total share- holders’ equity

	Shares	Amount

	(In thousands, except share and per share data)
Balance at January 1, 2003	15,107,890	€15,108	€135,954	—	€(975)	€16,416	€316	€166,819

Purchase of treasury stock				(1,312)				(1,312)
Repurchase of minority interest			(249)			138		(111)
Forfeiture of options and founders’ warrants			(116)		116			—
Deferred compensation arising from shares of Arguin Communications issued to minority shareholders			315		(315)			—
Amortization of deferred compensation					756			756
Issuance of shares in connection with the exercise of 123,979 founders’ warrants at an exercise price of €2.29	123,979	124	160					284
Issuance of shares in connection with the exercise of 101,096 founders’ warrants and 9,824 options at an exercise price of €4.57	110,920	111	396					507
Comprehensive income:
Net loss						(31,141)		(31,141)
Unrealized gain on financial instruments							4,135	4,135
Foreign currency translation					95		(2,699)	(2,604)

Total comprehensive loss								(29,610)

Balance at December 31, 2003	15,342,789	15,343	136,460	(1,312)	(323)	(14,587)	1,752	137,333

Amortization of deferred compensation					350			350
Issuance of shares in connection with the exercise of 2,388 founders’ warrants at an exercise price of €2.29	2,388	2	3					5
Issuance of shares in connection with the exercise of 155,616 founders’ warrants and 5,497 options at an exercise price of €4.57	161,113	161	576					737
Comprehensive income:
Net loss						(78,757)		(78,757)
Unrealized loss on financial instruments							(4,285)	(4,285)
Foreign currency translation					(27)		1,100	1,073

Total comprehensive loss								(81,969)

Balance at December 31, 2004	15,506,290	15,506	137,039	(1,312)	—	(93,344)	(1,433)	56,456

Issuance of shares in connection with the exercise of 9,128 founders’ warrants at an exercise price of €4.57	9,128	9	32					41
Issuance of shares in connection with the exercise of 9,729 options at an exercise price of €8.07	9,729	10	69					79
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €7.04	6,666	7	40					47
Comprehensive income:
Net income						8,694		8,694
Unrealized gain on financial instruments							179	179
Foreign currency translation							(1,356)	(1,356)

Total comprehensive income								7,517

Balance at December 31, 2005	15,531,813	€15,532	€137,180	€(1,312)	€—	€(84,650)	€(2,610)	€64,140

See notes to financial statements.

WAVECOM - Annual Report Form 20-F 2005 F-5

Back to Index

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2003	2004	2005

	(In thousands)
Cash flows from operating activities:
Net income (loss)	€(31,141)	€(78,757)	€8,694
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization and impairment of tangible assets	14,193	16,013	6,136
Impairment of intangible assets	4,244	1,768	—
Loss on sales and retirement of tangible assets	38	1,297	1,204
Gain on sales of long term investment	—	(1,166)	—
Amortization of deferred stock compensation and forfeitures of options and founders warrants	756	350	—
Minority interest	(38)	—	—
Deferred taxes	10,872	1,059	—
Changes in operating assets and liabilities:
Accounts receivable	29,909	20,318	1,186
Inventory	(5,092)	17,238	10,284
Value added tax recoverable	4,195	1,133	261
Prepaid expenses and other current assets	(5,369)	9,323	2,948
Recoverable taxes	(9,913)	(1,191)	(79)
Accounts payable and other accrued expenses	(3,652)	(50,701)	(28,237)
Accrued compensation	(3,710)	1,150	(1,232)
Deferred revenue and advances received from customers	(2,136)	(541)	1,651
Income tax payable	(13,605)	—	—
Other payables	59	(71)	23
Other	4,815	296	61

Net cash provided (used) by operating activities	(5,875)	(62,482)	2,900

Cash flows from investing activities:
Disposal of short-term investments	15,111	—	—
Disposal (acquisition) of long-term investments	(2,350)	7,004	5,432
Repurchase of minority interest in Arguin	(249)	(1,768)	—
Purchases of intangible and tangible assets	(11,241)	(2,554)	(1,688)
Proceeds from sale of intangible and tangible assets	76	758	959
Proceeds from sale of long-term investments	—	1,647	—

Net cash provided by investing activities	1,347	5,087	4,703

Cash flows from financing activities:
Principal payments on capital lease obligations	(743)	(954)	(447)
Purchases of treasury stock	(1,312)	—	—
Proceeds from exercise of stock options and founders’ warrants	791	742	167

Net cash used in financing activities	(1,264)	(212)	(280)

Effect of exchange rate changes on cash and cash equivalents	(2,919)	220	22

Net increase (decrease) in cash and cash equivalents	(8,711)	(57,387)	7,345
Cash and cash equivalents, beginning of year	119,416	110,705	53,318

Cash and cash equivalents, end of year	€110,705	€53,318	€60,663

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	668	436	207
Income tax	21,296	146	452

See notes to financial statements.

F-6 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

Notes to Consolidated Financial Statements

Note 1: Nature of business and summary of significant accounting policies

Nature of business

Wavecom is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on Euronext (Eurolist), Paris in France and on the Nasdaq National Market in the U.S. It is a global technology company that develops, markets and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Its highly sophisticated wireless platforms are sold as central processing units (CPUs – including both smart modems and modules) and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications.

2005 marked the first full year that Wavecom’s operations were exclusively dedicated to embedded industrial wireless applications. Prior to 2005 the company actively marketed its solutions to both this market, predominantly in the European, Middle East and Africa region, as well as to the telephone handset market, mainly to customers in the Asia Pacific region. Beginning in the first quarter of 2003, Wavecom experienced lagging sales to our customers who produced mobile telephone handsets.

In September 2004, Wavecom announced the decision to exit the mobile telephone handset market and to terminate silicon chipset development. This announcement included a plan to significantly reduce headcount. During 2004, Wavecom implemented a total of three separate restructuring plans and when these plans were completed in the second quarter of 2005, global headcount had been reduced by 62% from 863 employees and independent contractors at the end of 2003 to 330 employees and independent contractors at the end of 2005.

Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Wavecom S.A., its wholly-owned subsidiaries Wavecom, Inc. (a Delaware corporation) and Wavecom Asia Pacific Ltd. (a Hong Kong corporation), both of which commenced operations in 1998; Wavecom Korea Co. Ltd and Wavecom Deutschland GmbH, branches transformed into subsidiaries in 2002; Wavecom Northern Europe Ltd (an English company) created in 2003. Arguin Communications Inc. (61.88% controlling interest purchased in October 2000 by Wavecom increased to 100% during the year-ended December 31, 2004) was dissolved for a loss of €12,000 in December 2005 and is not included in the consolidation scope since that date. Inter-company accounts and transactions have been eliminated in consolidation. Certain prior year amounts may have been reclassified to conform to current year presentation.

Foreign currency

The reporting currency of Wavecom, for all years presented, is the euro (€).

The functional currency of each subsidiary is its local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Foreign currency translation gains and losses are recorded as a separate component of shareholders’ equity.

Realized and unrealized foreign currency transaction gains and losses are reflected in net income (loss).

Revenue recognition

The company’s revenue is derived from three primary sources (by order of importance): sales of products composed of wireless standard modules and wireless modems, revenue from technical support and other services and license fees.

Product sales - Revenue from product sales is recognized when (i) persuasive evidence of an arrangement exists, (ii) the product is delivered (at the time the products are shipped and risk of loss has been passed to the buyer), (iii) the price is fixed or determinable and (iv) collection of the price is reasonably assured. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. The company’s product sales are not sold with a right of return unless our product is defective and covered by warranty. The company’s sales typically do not include multiple product and/or service elements.

Service revenue - Revenue from services is recognized when the services are performed, there is no material continuing performance and collection is reasonably assured.

Licensing revenue - Revenue from licensing fees is recognized pursuant to the requirement of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended.

WAVECOM - Annual Report Form 20-F 2005 F-7

Back to Index

Revenue from sales of licenses to customers is recognized when (i) the company enters into a legally binding arrangement with customers, (ii) when the company delivers the software (assuming no significant obligations exist), (iii) collection of the resulting is probable and (iv) the amount of fees is fixed and determinable.

If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

If the contract for a licensing agreement includes a clause allowing for free updates if and when available and if vendor specific objective evidence of fair value for this post-contract customer support can not be determined at the time the contract is signed, the revenue must be recognized over of life of the contract.

Costs of goods/services sold include all direct and indirect cost incurred with the sale including shipping and handling cost.

Shipping and handling costs

Shipping and handling costs incurred by the company are reflected in cost of goods sold.

Research and development

Wavecom charges all research and development costs to expense as incurred.

Advertising costs

The company expenses advertising costs as incurred. Advertising expenses totaled €229,000 and €564,000 in the years ended 2005 and 2004, respectively, decreasing from €6,699,000 in 2003, year of Wavecom’s first press campaign, started at the end of 2002 and finished during the first half of 2003.

Net income (loss) per share

Net income (loss) per share amounts are computed using the weighted average number of shares outstanding.

In accordance with SFAS 128 Earnings per Share, basic and diluted earnings per share are presented. Basic earnings per share exclude the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. In 2005, diluted earnings per share includes the effects of dilutive options and warrants as if they had been exercised. The effect of options and warrants outstanding in 2003 and 2004 have been excluded from the calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2003 and 2004, and their effect is anti-dilutive.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and financial instruments (i.e., derivatives).

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in five major banks and financial institutes in Paris and three major banks in Hong Kong. At December 31, 2005, Wavecom had no cash nor cash equivalents invested in short-term money-market accounts bearing variable rates of interest (€47,628,000 at December 31,2004). Wavecom had €3.6 million of pledged securities invested in short-term money market accounts (monetary Société d’Investissement à Capital Variable “SICAV”). Wavecom had no variable rate debt at December 31,2005.

At the end of 2003, Wavecom decided to consolidate all production with one sub-contractor located in China. During the year 2004, Wavecom temporarily kept a portion of its production with the same sub-contractor also based in Romania. The transfer was finalized during 2005. Wavecom believes that alternate sub-contractors can be identified if the current manufacturer in China is unable to meet Wavecom’s requirements.

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

F-8 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

A summary of the activity in the allowance for doubtful accounts is as follows :

Year ended December 31,	Beginning balance	Additions charged to expenses	Recovered receivables	Exchange rate difference	Ending balance

(in € thousands)
2003	€243	€1,670	—	(47)	€1,866
2004	1,866	1,527	(48)	(112)	3,233
2005	3,233	731	(605)	269	3,628

For the years ended December 31, 2003, 2004 and 2005, certain customers represented revenues in excess of 10% of Wavecom’s total consolidated revenues. The amounts of annual revenues, and corresponding outstanding accounts receivable at December 31, from these customers were as follows :

	2003		2004		2005

	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable

(in € thousands)
Customer A	€21,840	€5,030	€18,578	€3,250	€14,115	€3,005
Customer B	33,284	9,353	16,298	4,078	7,350	2,039
Customer C	53,505	4,618	16,083	1,264	2,250	40
Customer D	50,493	5,711	3,737	—	—	—
Customer E	5,674	—	—	—	—	—

Sales to customers by geographic region are summarized as follows :

	Years ended December 31,

	2003	2004	2005

(in € thousands)
China	€159,339	€51,060	€23,205
South Korea	17,069	3,497	3,097
Rest of Asia	14,712	22,731	23,160
France	9,226	19,157	22,134
Rest of Europe	57,667	44,408	43,566
Americas	7,604	6,324	11,599
Rest of world	10,011	4,377	2,471

	€275,628	€151,554	€129,232

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

Substantially most of the company’s long-lived assets are located in France and at our contract manufacturer’s production facilities in China.

WAVECOM - Annual Report Form 20-F 2005 F-9

Back to Index

Cash and cash equivalents

Wavecom considers all highly liquid investments with an original maturity of three months or less, and money market mutual funds to be cash equivalents. At December 31, 2003 and 2004, Wavecom had amounts of €101,441,000 and €47,628,000 respectively, invested in money market accounts, including European monetary Société d’Investissement à Capital Variable (“SICAV”), with no fixed maturity, earning interest at short-term variable rates. At December 31, 2005, Wavecom had no amounts invested in money market accounts.

Inventory

Inventories are valued at the lower of cost or market. Costs include:

•	latest costs of purchase (including taxes, transport, and handling) net of trade discounts received;
•	costs of manufacturing (including fixed and variable manufacturing overheads) updated at each reporting date.

Value added tax recoverable

Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 2003, 2004 and 2005, the company had value added tax credits, immediately recoverable, of €750,000, €355,000 and €120,000, respectively.

Long-term investments

In October 2000, the company purchased convertible preferred shares representing less than 1% of the capital of Cambridge Silicon Radio (CSR), a British company, for €1,197,000. The cost method is used to account for this investment because the company does not have the ability to exercise significant influence over the investee’s operating and financial policies. During 2001 the company recorded an impairment of €716,000 to reflect the estimated decline in value of the investment. The estimated loss was determined based on a valuation used in prior capital contributions for CSR. No additional impairment charges were considered necessary during the years ended December 31, 2002 and 2003. These shares were sold during the year 2004 and resulted in a capital gain amounting to €1,166,000.

Bank guarantees of €2,868,000 and €13,110,000 were issued in December 2000 and in July 2002 in favor of the owners of leased office space, in order to secure annual lease payments. Following the anticipated exit of the old lease and with the release of three floors of current offices, the first guarantee was entirely cancelled in 2004 and the second was reduced at the end of 2004 and during the first half of 2005. These guarantees were secured by pledge of investments only composed of monetary Société d’Investissement à Capital Variable (“SICAV”). The outstanding guarantee expires on July 2006 but will be renewed annually until the end of the lease in July 2011. These investments have been classified as long-term assets in the consolidated balance sheet and amounted to €16,021,000, €9,017,000 and €3,585,000 at December 31, 2003, 2004 and 2005, respectively.

Intangible and tangible assets, net

Intangible and tangible assets are stated at cost less accumulated amortization or depreciation. Leases are capitalized in accordance with Financial Accounting Standards Board Statement No 13 Accounting for leases (SFAS 13). Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Laboratory equipment	1-5 years
Computer equipment and purchased software	1-4 years
Furniture and office equipment	3-5 years
Leasehold improvements	10 years, or lease term if less

Amortization of capitalized leased equipment is included in depreciation expense.

Wavecom reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that a long-lived asset, or group of assets should be evaluated for possible impairment, the company uses an estimate of the undiscounted net cash flow over the remaining life of the long-lived assets, or group of assets in measuring whether the carrying value is recoverable. If an asset, or group of assets are not recoverable, an impairment loss would be measured by reducing the carrying value to fair value, absent quoted market prices, based on a discounted cash flow analysis.

Other assets

Other assets primarily include security deposits for leased properties.

Accrued royalties

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies are patented by third-parties and Wavecom uses these essential technologies. Some of the patents Wavecom uses are under licensing agreements for which Wavecom pays royalties. Other technologies Wavecom uses are not with license rights. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom’s products. The last two contracts were signed in 2004 and some negotiations are on-going and Wavecom may enter into license arrangements with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products and, as such, may request royalty payments for the use of such technology.

Wavecom negotiates individual license agreements with each GSM/GPRS essential patent holder declared at ETSI (the European Telecommunications Standards Institute). The negotiations are based on the number of families of patents declared at ETSI by each individual essential patent holder compared to the total number of essential patents declared and listed at ETSI. Royalties calculated by Wavecom correspond to a certain percentage of the net selling price of Wavecom’s products.

F-10 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

The total percentage of royalties related to essential patents as a part of net selling price has been evaluated using the history of the essential patents license agreements the company has already signed (8 agreements have been signed since early 1999) and external analyses. Because Wavecom does not currently have licensing agreements for all of the essential patents declared and listed at ETSI, the company accrues royalties based on its estimate of the amounts or percentages which it believes will probably be due under future essential patents licensing agreements, based on the number of essential patents declared at ETSI for which Wavecom has no license agreement.

The ultimate royalty paid by the company may differ from the amounts accrued.

Royalty costs are recorded as cost of goods sold in the company’s Statement of Operations.

Warranty accrual

The company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the warranty period begins which is typically when title passes. The provision is calculated based on a statistical rate for specific warranty issues and actual experience.

Factors that affect Wavecom’s estimate of warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Other long term liabilities

As of December 31, 2003, 2004 and 2005, other long term liabilities include the long term portion of a lease incentive payment received from an office landlord which is being amortized over the lease term, expiring July, 2011, as a reduction to operating expense. Amortization for the year ending 2003, 2004 and 2005 is €195,000, €1,575,000 and €637,000 respectively. Due to the exist of some floors end of 2004 and in 2005, the amortization has decreased in 2005.

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

Employee stock options and warrants

Wavecom has historically accounted for stock options and warrants granted to employees in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation expense is recognized for stock options and warrants issued to employees with an exercise price equal to the fair value of the underlying shares at the measurement date which is generally the grant date. Options and warrants issued with an exercise price less than the fair value result in deferred compensation which is amortized to expense over the related vesting period.

Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, has historically provided an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provided for a fair-value-based method of accounting for employee stock options and similar equity instruments. Companies that elected to continue to account for stock-based compensation arrangements under APB 25 were required by SFAS 123 to disclose the pro forma effect on net income and net income per share as if the fair-value-based method proposed by SFAS 123 had been adopted. The table below illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

The fair value for these options and founders’ warrants was estimated at the date of grant using a option pricing model with the following assumptions for the years ended December 31, 2003, 2004 and 2005: risk-free interest rates of 3.00% for 2003, 3.56% for 2004 and 3.34% for 2005, no expected dividends, volatility factors of 0.97 for 2003, 0.69 for 2004 and 0.66 for 2005, and a weighted average expected life of the options and founders’ warrants of 5 years.

WAVECOM - Annual Report Form 20-F 2005 F-11

Back to Index

	Years ended December 31

	2003	2004	2005

	(In € thousands, except per share data)
Net income (loss), as reported	€(31,141)	€(78,757)	€8,694
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	756	350	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14,677)	(7,540)	(4,649)

Pro forma net income (loss)	€(45,062)	€(85,947)	€4,045

Earnings (loss) per share:
Basic–as reported	€(2.06)	€(5.14)	€0.57
Basic–pro forma	€(2.98)	€(5.61)	€0.26
Diluted–as reported	€(2.06)	€(5.14)	€0.56
Diluted–pro forma	€(2.98)	€(5.61)	€0.26

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of (i) foreign currency translation adjustments for €(1,247,000), €(1,283,000) and €(2,383,000) at December 31, 2005, 2004 and 2003, respectively and (ii) unrealized gains and losses on cash flow hedges under SFAS 133 for €29,000, €(150,000) and €4,135,000 at December 31, 2005, 2004 and 2003, respectively.

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

1.

a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption;

2.

a “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. We adopted this new standard on January 1, 2006, using the modified prospective method. As permitted by SFAS 123, the company previously accounted for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had Wavecom adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in the current note to these consolidated financial statements.

On June 7, 2005, the FASB issued Statement N°154, Accounting Changes and Error Corrections, a replacement of APB Opinion N°20, Accounting Changes, and Statement N°3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. Management does not believe adoption of Statement 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

F-12 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

Note 2: Inventory

Components of inventory are:

	December 31,

	2003	2004	2005

	(In € thousands)
Purchased components and raw materials	€—	€324	€—
Finished goods	11,830	5,164	3,672
Components and finished goods held by contract manufacturers	21,979	10,921	2,776

	€33,809	€16,409	€6,448

Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by the contract manufacturer.

Note 3: Prepaid expenses and other current assets

Prepaid expenses and other current assets include:

	December 31,

	2003	2004	2005

	(In € thousands)
Suppliers’ credit note accruals	€267	€1,387	€6
Prepaid expenses	6,100	3,307	2,589
Tax recoverable	—	719	—
Financial instruments	4,646	—	—
Other current assets	429	68	146

Total prepaid expenses and other current assets	€11,442	€5,481	€2,741

Credit notes from suppliers are accrued at the end of each period, based on amounts which have been negotiated and accepted by Wavecom’s contract manufacturers.

Prepaid expenses consist primarily of prepaid rent and other operating expenses.

Note 4: Financial instruments

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

WAVECOM - Annual Report Form 20-F 2005 F-13

Back to Index

The following tables present carrying amounts and fair values of derivative financial instruments at December 31, 2003, 2004 and 2005:

	At December 31, 2003

	Notional Amount	Carrying amount	Fair value

	(in $ thousands)
Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$14,500	€383	€383
Cash Flow hedges of net receivables transactions to be invoiced in U.S. dollars or to be collected within 1 year:
Forward and option contracts selling U.S. dollars against euros	34,000	4,263	4,263

Total	$48,500	€4,646	€4,646

	At December 31, 2004

	Notional Amount	Carrying amount	Fair value

Fair Value hedges of payables invoiced in U.S. dollars and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	5,500	(294)	(294)
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	4,000	(150)	(150)

Total	$9,500	€(444)	€(444)

Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$5,000	€34	€34

Total	$5,000	€34	€34

	At December 31, 2005

	Notional Amount	Carrying amount	Fair value

Fair Value hedges of payables invoiced in U.S. dollars and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	1,000	15	15
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	4,500	34	34

Total	$5,500	€49	€49

Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$2,100	€(5)	€(5)

Total	$2,100	€(5)	€(5)

F-14 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

The net foreign currency exposure, presented in the table below, relates to Group transactions as of December 31, 2004 and 2005. The assets and liabilities are the sum of all items denominated in foreign currencies within the Group converted into euros. The only significant amounts which have been hedged are those denominated in U.S. dollars.

	At December 31, 2004		At December 31, 2005

	USD	Other Currencies	USD	Other Currencies

	(in € thousands)
Assets	€17,494	€1,312	€17,164	€453
Hedging of assets in foreign currencies (balance sheet)	3,671	—	1,780	—

Net assets after hedging	€13,823	€1,312	€15,384	€453

Liabilities	€6,623	€1,831	€7,364	€2,079
Hedging of liabilities in foreign currencies (balance sheet)	4,038	—	848	—

Net liabilities after hedging	€2,585	€1,831	€6,516	€2,079

The fair value of foreign currency related derivatives are included in the balance sheet in other assets and other liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

During the year ended December 31, 2005, the company recorded €29,000 in other comprehensive income related to the effective portion of its cash flow hedges.

During the year ended December 31, 2005, the company recognized a net gain of €6,000 (net losses of €13,000 and €46,000 for the years ended December 31, 2004 and 2003, respectively) related to the ineffective portion of its hedging instruments and a net gain of €8,000 (a net loss of €43,000 for the year ended December 31, 2004 and a net gain of €167,000 for the year ended December 31, 2003) related to the portion of the hedging instrument the company excluded from its assessment of hedging effectiveness.

The financial instruments have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the company deals with major banks and financial institutions.

The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:

•	Cash and cash equivalents, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances carrying amounts approximate fair value
•

Long-term investments: such investments are composed of monetary SICAV with traded market prices. Due to the sale and repurchase of these SICAV on December 31, 2005, 2004 and 2003, their fair value equals the market value. Their fair values amounted to €3,585,000, €9,016,000 and €16,021,000 at December 31, 2005, 2004 and 2003 respectively.

•

Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using market process that Wavecom would pay or receive to settle the related agreements, by reference to published exchange rates.

The company had no long term debt at December 31, 2005, 2004 and 2003.

WAVECOM - Annual Report Form 20-F 2005 F-15

Back to Index

Note 5: Intangible and tangible assets, net

Intangible and tangible assets, net include:

	At December 31,

	2003	2004		2005

	Net book value	Net book value	Gross carrying amounts	Accumulated depreciation and impairment	Net book value

	(In € thousands)
Goodwill	€—	€—	€—	€—	€—
Laboratory and testing equipment	€11,883	€5,398	€26,177	€23,937	€2,240
Computer equipment and software	8,694	2,588	20,615	19,503	1,112
Furniture and office equipment	1,676	771	1,497	1,152	345
Leasehold improvements	4,421	2,550	2,909	1,354	1,555
Other	1,188	1,310	1,985	1,001	984

Total	€27,862	€12,617	€53,183	€46,947	€6,236

Change in the net book value of intangible and tangible assets are as follows:

	At December 31,

	2003	2004	2005

	(In € thousands)
Beginning of year balance, net of depreciation and amortization	€34,431	€27,862	€12,617
Acquisitions	21,392	5,778	1,776
Sales and retirements	(12,243)	(5,684)	(11,646)
Depreciation and impairment expenses	(18,437)	(17,781)	(6,136)
Accumulated depreciation on sales and retirements	3,880	2,493	9,500
Translation adjustment	(1,161)	(51)	125

End of year balance, net of depreciation and amortization	€27,862	€12,617	€6,236

Impairment expenses include:

•	€4,244,000 and €1,768,000 related to the goodwill of Arguin Communications Inc. and Iconn Wireless for the years 2003 and 2004, respectively;
•

€1,293,000, €755,000 and €372,000 in 2003, 2004 and 2005, respectively, related to certain production equipment used for making products whose production will be shut down earlier than initially planned (see note 10);

•	€410,000 in 2004 mainly related to mainly leasehold improvements computer equipment and software;

The cost of equipment purchased under capital leases included in intangible and tangible assets at December 31, 2003, 2004 and 2005 totaled €6,325,000, €6,714,000 and €6,531,000, respectively. Accumulated amortization of this equipment totaled €5,079,000, €5,972,000 and €6,164,000 at December 31, 2003, 2004 and 2005, respectively.

F-16 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

Note 6:	Capital lease obligations

Future minimum lease payments under capitalized lease obligations for the years ending December 31 are as follows (in € thousands):

2006	€316
2007	88
2008	8
2009	—

Total minimum lease payments	412
Less amount representing interest	(15)

Present value of net minimum lease payments	397
Less current portion	303

Long-term portion	€94

Note 7:	Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

Long term portion

	At December 31,

	2003	2004	2005

	(In € thousands)
Accrued royalties	€13,148	€14,831	€16,230
Warranty accrual	901	120	94
Other accruals	247	328	451

Total	€14,296	€15,279	€16,775

Short term portion

	At December 31,

	2003	2004	2005

	(In € thousands)
Accrued royalties	€7,500	€—	€—
Warranty accrual	2,879	1,893	1,457
Headcount restructuring cost accrual	—	8,132	357
Other accruals	10,980	6,913	2,017

Total	€21,359	€16,938	€3,831

WAVECOM - Annual Report Form 20-F 2005 F-17

Back to Index

Other accrued expenses changes for the years ended December 31, 2003, 2004 and 2005 were the following:

(in € thousands)	Balance at January 1, 2003	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals duringthe period, including expirations	Balance at December 31, 2003

Accrued royalties	€29,214	€9,791	€(9,281)	€(9,076)	€20,648
Warranty accrual	3,810	6,678	(6,708)	—	3,780
Other accruals:
Costs associated with an anticipated exiting of leases	—	5,834	—	—	5,834
Customers claims	1,522	2,950	(1,280)	(242)	2,950
Tax audit	374	—	—	—	374
Third-party litigations	51	215	(23)	—	243
Other	1,396	1,667	(1,237)	—	1,826

Subtotal other accruals	3,343	10,666	(2,540)	(242)	11,227

Total	€36,367	€27,135	€(18,529)	€(9,318)	€35,655

<
(in € thousands)	Balance at January 1, 2004	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2004

Accrued royalties	€20,648	€1,683	€(7,500)	—	€14,831
Warranty accrual	3,780	3,300	(5,066)	—	2,014
Headcount restructuring cost accrual	—	14,739	(6,607)	—	8,132
Other accruals:
Costs associated with an anticipated exiting of leases	5,834	1,572	(7,255)	—	151
Customers claims	2,950	1,906	(2,330)	(611)	1,915
Tax audit	374	2,209	—	—	2,583
Third-party litigations	243	433	(86)	—	590
Other	1,826	1,754	(1,579)		2,001

Subtotal other accruals	11,227	7,874	(11,250)	(611)	7,240

Total	€35,655	€27,596	€(30,423)	€(611)	€32,217

F-18 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

(in € thousands)	Balance at January 1, 2005	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2005

Accrued royalties	€14,831	€1,399	—	—	€16,230
Warranty accrual	2,014	2,691	(3,154)	—	1,551
Headcount restructuring cost accrual	8,132	—	(7,555)	(220)	357
Other accruals:
Costs associated with an anticipated exiting of leases	151	—	(110)	—	41
Customers claims	1,915	475	(719)	(968)	703
Tax audit	2,583	—	(2,583)	—	—
Third-party litigations	590	119	(57)	(62)	590
Other	2,001	806	(1,673)	—	1,134

Subtotal other accruals	7,240	1,400	(5,142)	(1,030)	2,468

Total	€32,217	€5,490	€(15,851)	€(1,250)	€20,606

For accrued royalties, settlements during the years ended December 31, 2003 and 2004 primarily included cash payments made to patent holders with whom Wavecom concluded licensing agreements with during the year. The change in estimate in 2003 is the difference between the royalties fees paid to these patent holders and the estimated amount accrued for these patents.

Headcount restructuring costs accruals are related to the three restructuring plans and include headcount reduction costs and associated charges, severance and outplacement package (see Note 10).

In July 2004, Wavecom received a notification from the Tax authorities related to fiscal years 1999 to 2001. This provision mainly covers amounts claimed by the Tax authorities for business taxes for fiscal years 2001 and 2002. These expenses were settled during the year 2005. The tax authorities also contested a portion of Wavecom’s research and development tax credits for the years 1999 to 2001 for a total of €3.6 million. No provision was recorded for this later claim as Wavecom believes that the company has strong support for its postion and it is probable that it will not result in an accounting loss. The company requested in December 2004 the opinion of another expert appointed by the French ministry of industry. The answer to this request is still pending at December 31, 2005.

Claim with customer: separately from the warranty, other accruals might be required, on a case by case basis, to cover the impact of specific non-recurring technical issues which are not covered in our standard warranty. Such non-recurring issues, which have occurred in a very limited number of cases, mainly include defects in a specific hardware component and software corruption. These defects may lead to a decision by Wavecom to offer a customer compensation for part of the customer’s costs arising from these issues, following a specific, documented and justified claim.

Cost associated with an anticipated exit of leases: this item is related to costs associated to vacant offices that we existed in 2003 before the end of the lease. For these leases, we either found in new tenants or we paid an indemnity to the landlord mainly in 2004.

Other accruals are mainly related to business tax and social taxes, and to retirement accrual.

Wavecom contributes to pensions for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom’s obligation, for the years ended December 31, 2003, 2004 and 2005, amounted to €247,000, €328,000 and €451,000, respectively, and is calculated as the present value of estimated future benefits to be paid. No employee retired during the last three years.

The main assumptions used in the calculation are the following:

•	rate of discount: 4.00% (4.5% in 2004);
•	salary increase: 2.5% (2.5% in 2004);
•	retirement age: management: 65 years, other: 60 years;
•	weighted average turnover: 5.83% (5.67% in 2004).

There are no retirement plans in Hong Kong, Germany, Great Britain, South Korea and the United States.

WAVECOM - Annual Report Form 20-F 2005 F-19

Back to Index

Note 8: Shareholders’ equity

At December 31, 2005, 15,531,813 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 156,345 shares repurchased during 2003 and held in treasury, 15,375,468 shares are outstanding at December 31, 2005.

General

On February 12, 2003, Wavecom initiated a share buyback program covering a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. At December 31, 2003, 2004 and 2005, Wavecom held 156,345 shares pursuant to this program purchased for a total amount of €1,312,215.

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

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom’s by-laws. There were no distributable retained earnings at December 31, 2005. Dividend distributions by Wavecom, if any, will be made in euro.

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

Options and founders’ warrants granted in 2003, 2004 and 2005 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 33 1/3% per year over 3 years. Options expire 10 years after the grant date. Founders’ warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders’ warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders’ warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options. Warrants granted to Board members expire after five years. Any unvested or unexercised options and founders’ warrants are cancelled upon termination of employment.

A summary of the founders’ warrants and warrants to Board members is as follows:

F-20 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

	Founders’ warrants to employees of the French parent company									Warrants to members of the board of directors

Shareholders’ meeting date	06/29/01	12/19/01	06/17/02		05/22/03			11/16/04		06/29/01	06/17/02	05/22/03	05/26/04	11/16/04	05/26/05
Total of warrants authorized	600,000	250,000	590,000		290,000			462,700		30,000	20,000	40,000	50,000	20,000	70,000
Board of directors date	06/29/01	12/19/01	07/09/02	03/25/03	05/22/03	08/27/03	03/23/04	01/19/05	03/15/05	N/A	N/A	N/A	N/A	N/A	N/A
Total of warrants granted	467,151	233,500	395,360	193,000	11,000	241,000	38,000	302,700	154,500	30,000	20,000	40,000	50,000	20,000	70,000
Exercise price	€34.66	€41.09	€39.18	€8.07	€11.18	€11.40	€9.62	€5.39	€4.19	€34.66	€42.46	€11.18	€7.04	€5.68	€6.55
Total of warrants exercised	—	—	—	8,524	—	—	—	—	—	—	—	—	6,666	—	—
Accumulated warrants cancelled at December 31, 2005 (2)	322,499	159,000	274,265	85,120	—	146,000	12,000	—	—	—	—	—	13,334	—	10,000
Total of warrants cancelled during the year ended December 31, 2005 (2)	149,969	71,000	127,200	50,120	—	62,000	12,000	—	—	—	—	—	—	—	10,000
Total of warrants granted and not exercised at December 31, 2005 (2)	144,652	74,500	121,095	99,356	11,000	95,000	26,000	302,700	154,500	30,000	20,000	40,000	30,000	20,000	60,000
Total of warrants exercisable at December 31, 2005 (2)	144,652	74,500	121,095	77,335	7,096	55,364	11,360	100,900	—	30,000	20,000	26,664	9,999	6,666	—
Expiration date (1)	06/28/06	12/18/06	07/08/07	03/24/08	05/21/08	08/26/08	03/22/09	11/15/09	03/14/10	06/28/06	06/16/07	05/21/08	05/25/08	11/15/08	05/25/09
______________

(1) Founders’ warrants not exercised at the expiration date will be converted into stock options.

(2) For the respective grant date.

WAVECOM - Annual Report Form 20-F 2005 F-21

Back to Index

A summary of the stock options is as follows:

	STOCK OPTIONS

Shareholders’ meeting date			02/25/99				03/15/00				06/27/00						12/20/00		06/29/01			12/19/01
Total of stock options authorized			600,000				300,000				100,000						800,000		1,200,000			450,000
Board of directors date	02/09/99			04/27/99	03/30/00			06/27/00			06/27/00		07/24/00		12/20/00			03/14/01	06/29/01			12/19/01
Total of stock options granted	530,800	(1)	37,500	1,500	157,200	(1)	5,700	101,300	(1)	24,710	50,860	(1)	41,000	(1)	400,000	(1)	90,590	61,000	467,151	(1)	97,395	233,500	(1)	193,500
Exercise price	€4.57		€4.57	€4.57	€139.52		€139.52	€103.23		€103.23	€103.23		€136.62		€69.86		€69.86	€26.68	€34.66		€34.66	€41.09		€41.09
Total of stock options exercised	14,625		36,000	—	—		—	—		—	—		—		—		—	4,684			—			—
Accumulated stock options cancelled at December 31, 2005 (2) (3)	510,183		1,500	—	103,700		1,200	75,500		20,860	37,610		23,600		297,031		71,190	53,316	322,499		74,195	159,000		161,500
Total of stock options granted and not exercised at December 31, 2005 (3)	5,992		—	1,500	53,500		4,500	25,800		3,850	13,250		17,400		102,969		19,400	3,000	144,652		23,200	74,500		32,000
Total of stock options exercisable at December 31, 2005 (3)	5,992		—	1,500	53,500		4,500	25,800		3,850	13,250		17,400		102,969		19,400	3,000	—		23,200	—		32,000
Expiration date (1)	02/08/09			04/26/09	03/29/10			06/26/10			06/26/10		07/23/10		12/19/10		12/19/10	03/13/11	06/28/11			12/18/11

	STOCK OPTIONS

Shareholders’ meeting date		06/17/02									05/22/03							11/16/04
Total of stock options authorized		840,000									440,000							542,700
Board of directors date	07/09/02		03/25/03			05/22/03			08/27/03			03/23/04			08/18/04	01/19/05		03/15/05			09/07/05
Total of stock options granted	395,360	174,095	193,000	(1)	155,200	11,000	(1)	10,500	241,000	(1)	99,000	38,000	(1)	3,000	147,300	302,700	(1)	154,500	(1)	49,000	3,500
Exercise price	€39.18	€39.18	€8.07		€8.07	€11.18		€11.18	€11.40		€11.40	€9.62		€9.62	€3.29	€5.39		€4.19		€4.19	€10.18
Total of stock options exercised		—			1,205			—			—				—	—				—	—
Accumulated stock options cancelled at December 31, 2005 (2) (3)	274,265	145,520	93,644		87,600	—		9,000	146,000		62,000	12,000		3,000	—	—		—		—	—
Total of stock options granted and not exercised at December 31, 2005 (3)	121,095	28,575	99,356		66,395	11,000		1,500	95,000		37,000	26,000		—	147,300	302,700		154,500		49,000	3,500
Total of stock options exercisable at December 31, 2005 (3)	—	28,575	—		45,177	—		960	—		21,560	—		—	49,097	—		—		—	—
Expiration date (1)	07/08/12		03/24/13			05/21/13			08/26/13			03/22/14			08/17/14	01/18/15		03/14/15			09/06/15
______________

(1) Options which will become exercisable after 5 years to the extent which the related founders’ warrants expire unexercisable.

(2) Stock options cancelled, to be granted by future board of directors.

(3) For the respective grant date.

F-22 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

In connection with the issuance of the founders’ warrants and options granted in September 1998 and February 1999, Wavecom recorded deferred compensation of €2,022,000 and €5,344,000, respectively. Deferred compensation was amortized on a straight line basis over the four-year vesting periods of the warrants and options. For the year ended December 31, 2003 Wavecom recorded compensation expense of €205,000 resulting from amortization of deferred compensation.

A summary of the activity in the warrants and stock options is as follows:

	Number of shares	Weighted average exercise price per share (€)	Price range (€)

Balance at January 1, 2003	2,779,096	48.32	2.29 - 150.72
Granted	749,700	9.84	8.07 - 11.40
Exercised	(234,899)	3.37	2.29 - 4.57
Cancelled	(429,368)	49.67	8.07 - 139.52
Balance at December 31, 2003	2,864,529	41.73	2.29 - 150.72
Granted	258,300	5.21	3.29 - 9.62
Exercised	(163,501)	4.54	2.29 - 4.57
Cancelled	(843,665)	44.08	8.07 - 139.52
Balance at December 31, 2004	2,115,663	39.21	4.57 - 150.72
Granted	579,700	5.14	4.19 - 10.18
Exercised	(25,523)	6.55	4.57 - 8.07
Expired	(30,000)	126.98	103.23 - 150.72
Cancelled	(771,406)	42.85	4.57 - 139.52
Balance at December 31, 2005	1,868,434	26.18	3.29 - 139.52

Cancellations related to the years ended December 31, 2004 and 2005 were mainly due to the headcount reductions following the restructuring plans.

At December 31, 2005, 1,137,361, founders’ warrants, stock options and warrants were exercisable (1,331,611 and 1,371,650 at December 31, 2004 and 2003, respectively).

The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2005 was approximately 7 years.

The weighted-average fair value of options and warrants granted during 2003, 2004 and 2005 was as follows:

	2003	2004	2005

Options whose price equaled market price of the underlying shares on the grant date	—	€2.84	—
Options whose price was less than the market price of the underlying shares on the grant date	€5.38	—	€2.93
Options whose price was greater than the market price of the underlying shares on the grant date	€8.30	€2.48	—

WAVECOM - Annual Report Form 20-F 2005 F-23

Back to Index

Note 9: Impairment of intangible assets

At December 31, 2003 and 2004, the company performed the required annual impairment test of goodwill, which resulted in a determination that impairment of goodwill existed related to the Iconn and Arguin acquisitions. This resulting charge of €4,244,000 and €1,768,000 for the years ended 2003 and 2004, respectively, is included in “impairment of intangible assets” in the company’s statement of operations. The resulting impairment is primarily attributable to changes in the company’s strategy and evolution of its target markets. This test consisted of a comparison of the fair value of the reporting unit with its carrying amount, including the goodwill. The fair value of the reporting unit was determined based on the income approach, which estimates the fair value based on the future discounted cash flows.

Note 10: Restructuring

Three restructuring plans were announced over an approximate twelve-month period. The first was announced in late 2003 and two subsequent plans were announced in 2004.

In October 2003, Wavecom announced a plan to consolidate all production with one contract manufacturer as well as to reorganize its customer care unit.

Early 2004, Wavecom put a new organization structure in place in order to position the company to take advantage of market changes. The key pillars of Wavecom’s new structure were the establishment of two business units, one dedicated to PCD applications and the other to vertical market applications. Wavecom also announced a second restructuring plan aimed at significantly reducing our operating expenses primarily through headcount reductions.

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

F-24 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

Restructuring costs include:

	Year ended December 31,

	2004	2005

	(In € thousands)
Headcount related costs (benefits)	15,350	(220)
Expenses related to exit of silicon semi-conductor or development program (mainly future license rentals)	1,151	649
Depreciation of assets dedicated to silicon semi-conductor development program	2,252	—
Impairment of other tangible assets	293	—
Impairment of leasehold improvements and office furniture and equipment	1,715	—
Other costs related to exit of office floors	1,486	1,255

Total restructuring costs	€22,247	€1,684

______________

Headcount related costs (benefits) include headcount reduction costs paid during the period, associated charges, severance, outplacement package and accruals/reversal for restructuring. Cost for the year ended December 31, 2004 include an accrual expense of €8,132,000 and benefits for the year ended December 31, 2005 include a reversal of €7,774,000. For the year ended 2004, the cost is split by department as follows: research and development (€6,422,000), sales and marketing (€997,000), and general and administration (€7,911,000).

Depreciation and impairment of assets were recorded in 2004 totaling €2,545,000. This consisted of €2,252,000 of depreciation relating to assets used in the Company’s research and development activities for its silicon semi-conductor development program, which was abandoned in the restructuring plan and €293,000 of impairment related to other tangible assets.

In 2004 the company vacated certain office space in its new headquarters building in France, which resulted in an impairment of leasehold improvement of €1,459,000 and office furniture and equipment of €256,000. These impairments totaling €1,715,000 were included in restructuring costs in the statement of operations.

In 2005, Wavecom vacated another floor in the headquarters building. The original lease was set to expire in July 2011.

WAVECOM - Annual Report Form 20-F 2005 F-25

Back to Index

Note 11: Income taxes

Income (loss) before income taxes is as follows :

	Year ended December 31,

	2003	2004	2005

	(in € thousands)
France	€(21,523)	€(68,350)	€7,929
Others	(8,757)	(10,394)	1,160

Total	€(30,280)	€(78,744)	€9,089

The provision for income taxes consists of the following :

	Year ended December 31,

	2003 As restated (1)	2004 As restated (1)	2005

	(in € thousands)
Local current income tax expense	€(1,334)	€(89)	€303
Foreign current income tax expense	(119)	102	92
Local deferred income tax expense	2,314

Total	€861	€13	€395

______________
(1)

At December 31, 2003 and 2004, information has been restated to reflect an error in the disclosure of current and deferred tax expense and benefit. This restatement had no impact on total income tax expense or net income or loss.

Taxes paid totaled approximately €21,296,000 (including €7,670,000 in estimated income tax payments for 2003 which were reimbursed in 2004), €146,000 and €452,000 in the years ended December 31, 2003, 2004 and 2005, respectively.

The current tax benefit in 2003 is the net of research tax credit (€1,355,000), French current tax expense (€21,000), tax loss carrybacks (€8,558,000) and income tax benefit of Wavecom’s Asian subsidiaries (€119,000). Research tax credit and tax loss carrybacks are recorded as recoverable taxes to the balance sheet.

The current tax expense in 2004 is the net of research tax credit (€132,000), French current tax expense (€43,000), and income tax expense of Wavecom’s Asian subsidiary (€102,000).

The current tax expense in 2005 is the net of research tax credit (€42,000), other tax credits (€36,000), French current tax expense (€381,000) and income tax expense of Wavecom’s Asian subsidiary (€92,000).

Effective tax rate

A reconciliation of income taxes computed at the French statutory rate (33,33 in 2003, 35,43% in 2004 and 33,83% in 2005) to the income tax expense (benefit) is as follows :

	Years ended December 31,

	2003	2004	2005

	(In € thousands)
Income tax expense computed at the French statutory rate	€(10,092)	€(27,899)	€3,075
Research tax and other miscellaneous tax credits	(1,355)	(132)	(78)
Change in valuation allowance on deferred tax assets	4,982	26,599	(4,991)
Other permanent differences	2,704	(1,038)	1,861
Non deductible goodwill impairment	1,415	626	—
Non deductible tax penalties	—	—	237
Non deductible deferred compensation amortization	252	—	—
Impact of differences in foreign income tax rates	739	1,712	(182)
Withholding & annual minimum income taxes	2,216	145	473

Total income tax expense (benefit)	€861	€13	€395

F-26 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

Deferred taxes and valuation allowance

Significant components of the company’s deferred tax assets and liabilities are as follows :

	December 31,

	2003 As restated (1)	2004 As restated (1)	2005

	(in € thousands)
Deferred tax assets:
Royalty accruals not currently deductible	€4,371	€2,374	€2,551
Other provisions and accruals not currently deductible	7,500	10,187	5,014
Net operating loss carryforwards from Parent company		22,472	22,800
Net operating loss carryforwards from subsidiaries	4,019	7,456	7,133

Total deferred tax assets	15,890	42,489	37,498
Valuation allowance	(6,273)	(32,872)	(27,881)

Net deferred tax asset	€9,617	€9,617	€9,617

______________
(1)

At December 31, 2003 and 2004, information has been restated to reflect an error in the disclosure of current and deferred tax expense and benefit. This restatement had no impact on total income tax expense or net income or loss.

In France, the system of carry back is the following: it allows to allocate the tax losses of the year N on the previous tax profit of the 3 prior years (N-1, N-2 and N-3). This is creating a tax asset which can be either used to offset future tax profit (carry forward) or reimbursed by the tax administration at the end of a five-year period if not used (carry back). Due to the 2002 tax profit, the maximum carry back generated amounted to €9,617,000. As it was unlikely that the company would realize deferred tax assets resulting from its 2003 income tax losses in excess of the amount carried back to 2002, it was required to record a full valuation allowance on any remaining deferred tax assets resulting from unused net operating tax losses. After the option to carry back €28,850,000 of 2004 tax losses, a deferred tax asset of €9,617,000 was recorded at December 31, 2004 and 2005.

Due to its history of tax losses in foreign tax jurisdictions which account for Wavecom’s deferred tax assets, the company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its deferred tax assets is more likely than not. Consequently, the company has provided valuation allowances covering 100% of its net deferred tax assets in these respective tax jurisdictions.

Net operating loss carryforwards

As of December 31, 2005, expiration dates of net operating loss carryforwards were as follows:

Expiration date:	(in € thousands)

2006	—
2007	—
2008	—
2009	—
Between 2013 and 2020	9,739
No expiration date	80,360

Total net operating loss carryforwards	€90,099

Wavecom S.A. (France) had total loss carryforwards of €68,702,000 at December 31, 2005 (€67,417,000 in 2004) with no expiration date.

Net operating loss carryforwards in the United States totaled approximately €9,739,000 at December 31, 2005 (€9,608,000 in 2004 and €8,476,000 in 2003) and will expire from 2013 to 2010 if not utilized.

Net operating loss carryforwards in Asian Pacific totaled approximately €11,658,000 at December 31, 2005 (€12,760,000 in 2004 and €3,581,000 in 2003) with no expiry date.

WAVECOM - Annual Report Form 20-F 2005 F-27

Back to Index

Note 12: Net income per share

The following table sets forth the computation of basic and diluted net income per share :

	Year ended December 31,

	2005	2004	2003

	(in €thousands, except per share amounts)
Net income (loss)	€(31,141)	€(78,757)	€8,694
Weighted average number of shares outstanding for basic EPS	15,098,795	15,317,661	15,352,233
Net effect of dilutive stock options and warrants awards	—	—	308,768
Weighted average number of shares outstanding for diluted EPS	15,098,795	15,317,661	15,661,001
Net income per basic share	€(2.06)	€(5.14)	€0.57

Net income per diluted share (1)	€(2.06)	€(5.14)	€0.56

______________
(1)	Due to the net losses in 2003 and 2004, the assumed net exercise of stock options in those years was excluded, as the effect would have been anti-dilutive.

Note 13: Commitments and contingencies

Contingencies

Wavecom is currently involved in several legal proceedings. The company believe that these legal and tax proceedings should not have a significant impact on our financial position or results of operations.

A law suit was launched by Wavecom against a French company seeking to nullify their French and European Patents. This company filed a counterclaim based on alleged infringement of the same patents.

A dispute opposes Wavecom to a previous sub-contractor who was in charge of the development of a specific technology. The French Court decided to designate a technical expert who filed his conclusions in a report on November 21, 2005. Despite the conclusions of this report, the sub-contractor is maintaining its claim. This dispute is therefore still pending.

In addition, the French tax authorities have proposed revising research tax credits (Crédit Impôt Recherche) granted to Wavecom for the years 1999, 2000 and 2001, for a total amount of €3.6 million. This amount has not been provisioned at December 31, 2004 and 2005, as Management believes that the Company has strong arguments to oppose this revision. Wavecom filed for a counter examination by the Ministry of Industry in December 2004.

Bank guarantees

At December 31, 2003, Wavecom had two bank guarantees (€2,868,000 issued in 2000 and €13,110,000 issued in 2002) in favor of the owners of leased office space, in order to secure annual lease payments. Following the early exit of an old lease and of three floors of current offices, the first guarantee was entirely cancelled in 2004 and the second was reduced at the end of 2004 and during the first half of 2005. These guaranties were secured by the pledge of certificates of deposit and mutual funds. The total value of investments blocked to cover the bank guarantees was €16,021,000, €9,016,000 and €3,585,000 at December 31, 2003, 2004 and 2005, respectively.

Operating leases

Wavecom leases its facilities under operating leases that expire through July 2011. In 2005, Wavecom vacated one floor in the current headquarters building whose leases initially expired in July 2011.

Future minimum lease payments under operating leases at December 31, 2005, due for the years ending December 31, are as follows (in thousands):

2006	€4,264
2007	4,039
2008	4,031
2009	3,873
2010	3,873
Thereafter	2,098

Total	€22,178

Rental expense for the years ended December 31, 2003, 2004, and 2005, was approximately €11,238,000, €16,376,000 and €5,213,000, respectively.

F-28 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

Other commitments

At December 31, 2005, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the first half of 2006. These non-cancelable purchase commitments totaled €16,136,000.

Note 14: Employees

Information related to Wavecom’s employees is as follows:

	December 31,

	2003	2004	2005

	(In € thousands, except for employee data)
Salaries	€41,300	€40,075	€25,659
Benefits	€13,730	€13,301	€8,891
Employees (excluding subcontractors) at year end (unaudited)	692	458	290

Note 15: Compensation of executive officers

Wavecom paid €2,359,000, €2,202,000 and €3,107,000 in compensation to executive officers for the years ended December 31, 2003, 2004 and 2005, respectively. The company did not contract any retirement commitment to the profit of executive officers.

In October 2005, Wavecom signed a commitment with some of its executive committee members for the payment in April 2007 of a special bonus, with the following conditions:

•	2006 consolidated accounts are profitable under US GAAP;
•	still be in the headcount as of March 31, 2007.

The total amount of these bonuses is €2,565,813 and will be recognized as expense from October 1, 2005 to March 31, 2007 (over the 18 months service period). Wavecom had recorded in the period ended December 31, 2005 a retention bonus accrual for an amount of €427,636 and recorded as accrued compensation at December 31, 2005.

Note 16: Related party transactions

In December 2000, Wavecom entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major shareholder and member of the board of directors. The agreement calls for Mr. Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, up to a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. Delphis invoiced €7,275 and €20,031 during the year ended December 31, 2004 and 2003 respectively. Delphis did not performed any services for the year 2005.

Note 17: Segments

Following the reorganization of the company in 2004 based on the creation of directions by geographical markets, the company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the company’s Chief Executive Officer is now using such segment reporting to allocate resources.

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

WAVECOM - Annual Report Form 20-F 2005 F-29

Back to Index

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

The allocation of the operating expenses and related balance sheet items is performed as follows:

•

some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects;

•	local marketing and sales costs are allocated to the regions based on the location of the headcount;
•

other operating costs, including mainly maintenance and the validation part of research and development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance;

•	restructuring costs are not allocated to the regions and remain at corporate level.

The table below sets forth revenues, operating losses and other financial information for each of our segments for the year ended December 31, 2005.

Because of Management’s decision exit from the telephone handset market and exclusive focus on the vertical markets, announced in September 2004, the geographic and product bases of revenues and operating income have changed dramatically over the past three years. In the past, Wavecom had been organized by functional lines (sales, marketing, R&D, finance, human resources, strategy and operations) and internal decision-making was based on results and forecasts for the company as a whole. In the past at the geographic region level Wavecom only tracked revenues while profitability was determined only, at the consolidated level. Furthermore, Management has determined it would be impractical to compile the missing segment data needed for periods prior to 2004 and as such, the company has only presented the data which is available for those periods.

F-30 Annual Report Form 20-F 2005 - WAVECOM

Back to Index

	Fiscal year 2005

	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(in € thousands)
Revenues	€74,840	€12,473	€40,466	€1,453	€129,232
Operating income (loss)	7,588	403	1,008	(5,039)	3,960
Long-lived assets	5,001	551	2,134	863	8,549
Interest income	—	—	13	1,213	1,226
Interest expense	—	—	(10)	(204)	(214)
Capital expenditures	808	163	404	313	1,688

	Fiscal year 2004

	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(in € thousands)
Revenues	€74,817	€6,574	€70,164	—	€151,554
Operating loss	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)
Long-lived assets	6,977	635	4,794	16,009	28,415
Interest income	—	—	26	2,051	2,077
Interest expense	—	—	(75)	(458)	(533)
Capital expenditures	1,153	80	859	462	2,554

Impairment of intangible assets for the year ended 2004 is reflected at the Corporate reporting unit level (see Note 9).

	Fiscal year 2003

	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

	(in € thousands)
Revenues	€76,904	€7,604	€191,120	€—	€275,628
Interest income	—	26	71	3,251	3,348
Interest expense	—	—	(166)	(415)	(581)

Note 18: Subsequent events

Mid February 2006, a customer filled with the Court a petition for the commencement of a Compulsory settlement procedure, which was accepted by the Court on February 20th. At this date, total unpaid account receivables amounted in our books to €1,097,713. As of December 31, 2005 the total of the account receivables amounted to €825,436. The company decided to book as bad debt as of December 31, 2005 an accrual amounting to €415,436, which represent the total of account receivables as of December 31, 2005 minus a payment of €410,000 received in January 2006.

On March 20, 2006, the company announced the signing of an agreement with Sony Ericsson Mobile Communications AB, (a 50/50 joint venture between Sony Corporation and Telefonaktiebolaget LM Ericsson), pursuant to which Wavecom would acquire certain assets of Sony Ericsson’s M2M Communications Business Unit in a cash transaction that will be valued up to a maximum of €32.5 million. The company will use its own cash for the payment of this amount. The business unit includes the new GX64 GSM/GPRS product family, the GX47/48 GSM/GPRS product family, the CM42/52 CDMA/1xRTT product family, as well as the company’s global assets and activities in M2M research & development, marketing, and sales. Sony Ericsson’s M2M Communication Business Unit is headquartered in Research Triangle Park, North Carolina, USA, and also has offices in Europe and Asia. It is expected that over 90 employees will join Wavecom with the acquisition. The Sony Ericsson M2M Communications Business Unit grew substantially during the period from 2003 to 2005 and in 2005 it generated revenues of approximately €65 million and gross margins of approximately 20% but operated at a loss. This acquisition is expected to put pressure on Wavecom’s short-term profitability while in the long-term should enhance shareholder value. As the management team is still refining the expectations for the integrated organization, expectations potential restructuring costs are not available at this time. The transaction is subject to customary closing conditions and is expected to close shortly (unaudited).

WAVECOM - Annual Report Form 20-F 2005 F-31

USA
San Diego, California
Tel: + 1 858 362 0101
HQ - FRANCE
Issy-les-Moulineaux
Tel: + 33 (0)1 46 29 08 00
GERMANY
Darmstadt
Tel: + 49 6155 505 232
CHINA
Beijing
Tel: + 86 10 6250 8090
USA
Research Triangle Park,
North Carolina
CHINA
Hong-Kong
Tel: + 852 2824 0254
Wavecom distributor network

POSITIONS
IN THE WORLD

- **Wavecom S.A.** – 3 esplanade du Foncet – 92442 Issy-les-Moulineaux Cedex France
  Tel: + 33 (0) 1 46 29 08 00 – Fax: + 33 (0) 1 46 29 08 08
- **Wavecom, Inc.** – 4810 Eastgate Mall – Second Floor – San Diego, CA 92121 USA
  Tel: + 1 858 362 0101 – Fax: + 1 858 558 5485
- **Wavecom Asia Pacific Ltd.** – Unit 201-207, Second Floor, Bio-Informatics Center
  No.2 Science Park West Avenue – Hong Kong Science Park, Shatin
  New Territories, Hong Kong Tel: + 852 2824 5225 – Fax: + 852 2824 5488

Internet site: www.wavecom.com

wavecom
Make it wireless