Form 20-F
period 2006-12-31
WAVECOM SA
filed 2007-04-11
CIK 1085763

Back to Contents

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
☒ OR ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-30078

WAVECOM S.A.
(Exact name of Registrant as specified in its charter)

Not applicable	Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
3, esplanade du Foncet 92442 Issy-les-Moulineaux Cedex – France Tel. 011 33 1 46 29 08 00

Securities registered or to be registered pursuant to Section 12(b) of the Act: See below

Title of each class:	Name of each exchange on which registered:
Shares, nominal value €1.00 each* American Depositary Shares, evidenced by American Depositary Receipts, each representing one Share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €1.00 per share: 15,554,153

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer: ☒  Non-accelerated filer: ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

*	Listed not for trading or quotation purposes but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Back to Contents

ANNUAL REPORT 2006

FORM 20-F

wavecom

Make it wireless

Back to Contents

THE MESSAGE FROM THE CEO	Dear Stakeholders,

2006 was clearly a building year for Wavecom as we continued to be profitable in each quarter, leveraged our technology ownership and investments to introduce new products and finally, concluded a significant acquisition.

Our acquisition of the Sony Ericsson M2M business was clearly a milestone event in 2006 and a key step in our drive towards leadership. This acquisition gave us a more balanced global business, extended our product roadmap, expanded our customer base and increased the expertise of our team across all disciplines. The rapid integration of the acquired business, its improved performance and the positive feedback we have heard from all our customers, clearly indicates that we executed the right strategy to position your company for future success.

During 2006, we made several new product announcements, the most significant being the launch of our new Wireless Microprocessor® family of products. This family adds to our traditional Wireless CPU® product line, bringing new functionality using the same Open AT® Software Suite, ensuring compatibility with customers’ legacy products while at the same time, providing future investment protection.

In 2006, we also announce that our Open AT® Software Suite IDE (Integrated Development Environment) tools are now designed to be Eclipse™-Ready, using tools from the popular open-source development community. Future application developments can be done with Wavecom’s Open AT® SDK (Software Development Kit) taking advantage of the Eclipse™ community. This access to the Eclipse™ community will be available to developers free of charge, without license fees, NRE (Non Recurring Engineering) costs or any additional fees for developer seats.

More recently in February 2007, we announced the launch our Remote Device Management Services (or RDM Services) to complement our Wireless CPU® and Wireless Microprocessor® portfolio. Using this new service, customers can develop or enhance their own service offers in areas like after-sale repair, preventative maintenance and new product feature updates. RDMS make it possible to easily and cost-effectively monitor and update products in the field, remotely via a complete, secure, turn-key, end-to-end operated service.

We also made measurable progress in all of our target markets, but, we are particularly pleased with the progress in the automotive market globally - which we believe is now poised for substantial growth. In March of 2007, we announced that we are working directly with several major car makers in all three of our regions. Having joined the ERTICO alliance, a partnership of companies involved in the European transport system whose goal is to reinforce safety, efficiency and sustainability, we look forward to playing a role in making European roadways safer.

As we look forward into 2007, we believe we have in place the key elements to deliver tangible results - technology, research, service, financial and management. We continue to be focused across the globe on being the leader in industrial wireless applications by meeting our customers’, shareholders’ and employees’ needs for today and tomorrow.

Ronald D. Black Wavecom Chief Executive Officer

WAVECOM • ANNUAL REPORT • 2006

Back to Contents

EXECUTIVE COMMITTEE

From left to right	CLAIRE OLIVER, HUGUES WALDBURGER, PHILIPPE GUILLEMETTE,
OLIVIER BEAUJARD, STEFAN LINDVALL, DOMINIQUE CYNE,
ANDERS FRANZEN, CHANTAL BOURGEAT, LUC DEGAUDENZI,
RONALD BLACK, PIERRE PIVER, PIERRE TEYSSIER, DIDIER DUTRONC,
FRANK SOUGUIR, ETIENNE MENUT.

BOARD OF DIRECTORS	MICHEL ALARD Chairman	JEAN-FRANÇOIS HEITZ

	RONALD D. BLACK Chief Executive Officer	BERNARD GILLY STEPHEN IMBLER

	ARAM HEKIMIAN Deputy Chief Executive Officer	ANTHONY MAHER

WAVECOM • ANNUAL REPORT • 2006

Back to Contents

PROFILE	Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom’s solutions include the Open AT® Software Suite encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPU®s (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA) and Camberley (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ Global Exchange (WVCM) in the U.S.

www.wavecom.com

WAVECOM • ANNUAL REPORT • 2006

Back to Contents

OUR PRODUCTS AND SERVICES
Our commercial product offering consists of three central elements:
	•	Open AT® Software Suite,
	•	Wireless CPU® devices: Wireless Microprocessor® family, Quik family and Plug & Play family and finally,
	•	Services (Professional and Operated).

Everything we do is designed to help our customers reduce their “Total Cost of Ownership” (TCO) by embedding and running their software applications directly on our Wireless CPU® devices. By doing this they are able to reduce overall material costs, accelerate revenue generation by shortening time-to-market and ensure post-sale field maintenance through the use of Download Over-The-Air (DOTA) solution upgrade capabilities. Download over-the-air allows our customers to update software which is embedded in their wireless products via radio transmission, without the need to physically visit the individual applications in the field, which are quite often dispersed over a wide geographical area covering hundreds and in some cases, thousands of kilometers.

Flexibility: Our commercial product offerings are designed to be flexible in a way that the mix of these three elements can be adapted to the unique needs of our customers whether they be start-ups, multinational conglomerates or anywhere in between.

Added value in our software and services: Our Open AT® Software Suite encompasses the entire Wireless CPU® portfolio and for those compatible with application hosting allows customers to embed and port their own software into our Wireless CPU®, thus eliminating the need for external microprocessors and other analogue and digital semiconductor components. This benefit alone saves a significant amount on the material costs for our customers and the TCO can be further reduced by many other offers such as Professional Education & Design Services, and Intelligent Device Services (IDS).

WAVECOM • ANNUAL REPORT • 2006

Back to Contents

IDE
Plug-ins
Applications
Operating System
Firmware
OPEN AT®
SOFTWARE SUITE
Wireless
Microprocessor®
Family
Professional Services
SERVICES
WIRELESS CPU®
Quik
Family
Intelligent Device
Services
Plug & Play
Family

WAVECOM • ANNUAL REPORT • 2006

Back to Contents

KEY FIGURES
(according to US GAAP)

Revenue
(in millions of €)

200
150
100
50
0
151.6
129.2
188.8
2004
2005
2006

Gross Margin
(in millions of €)

80
60
40
20
0
36.0
59.3
80.3
2004
2005
2006

Employees

600
500
400
300
200
100
0
516
330
440
2004
2005
2006

Operating Result
(in millions of €)

20
0
-20
-40
-60
-80
-100
-80.9
4
5.6
2004
2005
2006

Share price evolution
From July 2004 to March 2007

$22.5
$20.0
$17.5
$15.0
$12.5
$10.0
$7.5
$5.0
$2.5
$0.0
€22.5
€20.0
€17.5
€15.0
€12.5
€10.0
€7.5
€5.0
€2.5
€0.0
02/26/07: 16.58
08/11/04: 2.42
Wavecom Share Price on the Euronext
Wavecom Share Price on the Nasdaq

WAVECOM • ANNUAL REPORT • 2006

Back to Contents

WAVECOM WORLDWIDE

Wavecom Offices
Wavecom Distributor Offices
(covering 115 countries)
U.K.: Camberley
(near London)
France:
Issy-les-Moulineaux
Headquarters
(near Paris)
U.S.: Raleigh
(North Carolina)
China: Beijing
China: Hong Kong

WAVECOM • ANNUAL REPORT • 2006

Back to Contents

10    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

PRESENTATION OF INFORMATION

Unless the context otherwise indicates, references to “Wavecom” “we”, “us” or the “Company” include Wavecom S.A. and its subsidiaries. References to “U.S. dollars” or “$” contained herein are to the lawful currency of the United States, and references to “euro” or “€” are to the currency of the European Monetary Union.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are usually identified by words such as “believe,” “anticipate,” “plan,” “goal,” “target” and similar expressions. These forward-looking statements are not guarantees of Wavecom’s future operational or financial performance and are subject to risks and uncertainties. Actual operational and financial results may differ materially from Wavecom’s expectations contained in the forward-looking statements as a result of various factors. Factors that may cause such differences include, but are not limited to, the factors discussed in “Item 3 – Key Information-Risk Factors” and “Item 5 – Operating and Financial Review and Prospects.

WAVECOM – Annual Report Form 20-F 2006    11

Back to Contents

PART I

12    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Executive officers	64
Committees of the Board of Directors	66
Corporate Governance Activities	68
Code of Ethics and Business Conduct	69
Code of Ethics for Senior Financial Management	69
Internal controls	69
Compensation of Directors and Officers	74
Share Ownership and Option and Warrant Information	75
Employees and independent contractors	79
Item 7: Major Shareholders and Related Party Transactions	80
Major Shareholders	80
Major changes in ownership	81
Geographic Distribution of Shareholders	81
Related Party Transactions	81
Item 8: Financial Information	82
Financial Statements	82
Legal Proceedings	82
Significant Changes	82
Dividends	82
Item 9: The Offer and Listing	83
Price Range of Shares and ADSs	83
Item 10: Additional Information	84
Memorandum and articles of association	84
Objects and purposes	84
Composition of share capital	84
Dividend and liquidation rights	84
Attendance and voting at Shareholders’ meetings	84
Repurchase and redemption of shares	85
Requirement for holdings exceeding certain percentages	86
Material Contracts	86
Exchange Controls	87
Taxation	87
Documents on Display	91
Item 11: Quantitative and Qualitative Disclosures about Market Risk	92
Item 12: Description of Securities other than Equity Securities	92

WAVECOM – Annual Report Form 20-F 2006    13

Back to Contents

Item 1:  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:  Offer Statistics and Expected Timetable

Not applicable.

Item 3:  Key Information

Selected Financial Data

The following selected financial data for the five years ended December 31, 2006 are derived from the consolidated financial statements of Wavecom, which have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Audit, independent auditors. The data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the consolidated financial statements, related notes and other financial information included in this annual report.

14    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

	Years ended December 31,
	2002	2003*	2004	2005	2006

Consolidated statements of operations data:
Revenues:
Product sales	€ 549,543	€ 271,773	€ 149,974	€ 125,952	€ 180,393
Service revenue	1,546	3,855	1,580	1,827	2,542
Licensing revenue	—	—	—	1,453	5,823

Total revenues	551,089	275,628	151,554	129,232	188,758
Cost of revenues:
Cost of goods sold	371,919	168,465	107,134	69,094	105,775
Cost of services	4,709	4,704	8,391	842	2,723

Total cost of revenues	376,628	173,169	115,525	69,936	108,498

Gross profit	174,461	102,459	36,029	59,296	80,260
Operating expenses:
Research and development	64,093	62,123	47,083	24,066	31,123
Sales and marketing	26,600	27,766	15,685	11,725	16,853
General and administrative	26,163	39,141	30,122	17,861	25,187
Acquired in process technology	—	—	—	—	1,450
Amortization and impairment of intangible assets	—	4,244	1,768	—	—
Restructuring costs	—	—	22,247	1,684	—
Deferred compensation amortization	1,587	205	—	—	—

Total operating expenses	118,443	133,479	116,905	55,336	74,613

Operating income (loss)	56,018	(31,020)	(80,876)	3,960	5,647
Gain on sales of long-term investments	—	—	1,166	—	—
Interest and other financial income (expense), net	(7,698)	702	966	5,129	(819)

Income (loss) before minority interests and income taxes	48,320	(30,318)	(78,744)	9,089	4,828

Minority interest	323	(38)	—	—	—

Income (loss) before income taxes	48,643	(30,280)	(78,744)	9,089	4,828
Income tax expense (benefit)	6,556	861	13	395	125

Net income (loss)	€42,087	€(31,141)	€(78,757)	8,694	4,703

Basic net income (loss) per share(1)	€2.82	€(2.06)	€(5.14)	€0.57	€0.31
Diluted net income (loss) per share	€2.74	€(2.06)	€(5.14)	€0.56	€0.30
Cash dividends declared per share(2)	—	—	—	—	—
Number of shares used in computing basic net income (loss) per share	14,943,048	15,098,795	15,317,661	15,352,233	15,383,883
Number of shares used in computing diluted net income (loss) per share	15,348,985	15,098,795	15,317,661	15,661,001	15,942,182

(1)	Net income (loss) per share amounts are computed using the weighted average number of shares outstanding, which excludes options and warrants, and reflects only the actual ordinary shares outstanding.
(2)	We do not expect to pay any cash dividends on our shares in the foreseeable future.
*	Financial information for the year ended December 31, 2003 has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on February 28, 2005.

WAVECOM – Annual Report Form 20-F 2006    15

Back to Contents

	2002	2003*	2004	2005	2006

Consolidated balance sheet data:
Total current assets	€ 270,308	€ 211,542	€ 99,174	€ 94,965	€ 93,097
Total assets	332,034	275,229	137,206	120,078	139,177
Total current liabilities	164,890	131,204	78,716	37,969	50,318
Total long-term liabilities	287	6,692	2,034	17,969	17,200
Total shareholders’ equity	166,819	137,333	56,456	64,140	71,659

*	Financial information for the year ended December 31, 2003 has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on February 28, 2005.

Exchange Rate Data

The exchange rate for converting U.S. dollars into euros (using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) on March 30, 2007 was $1.3374 = €1.00. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the Nasdaq Global Market.

The following table shows the high and low rates of exchange for one U.S. dollar per one euro for the period from October 1, 2006 to March 31, 2007.

Month	High	Low

2007
March	$1.3374	$1.3094
February	1.3246	1.2933
January	1.3286	1.2904
2006
December	1.3327	1.3073
November	1.3261	1.2705
October	1.2773	1.2502

The following table shows the average rates of exchange for one U.S. dollar per euro for the years ended December 31, 2002 to December 31, 2006. Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average

2006	$1.2563
2005	1.2449
2004	1.2011
2003	1.1315
2002	1.0485

Risk Factors

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may affect our business results, however these risks are not the only ones we face, and additional risks not presently known to us or that we currently deem immaterial may impair our business operations in the future

16    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Risks related to our Business

Our primary source of revenue is the vertical markets, or embedded industrial applications, for wireless communication between machines, which are nascent markets. If these markets do not develop at the rate we anticipate, or if we are unable to successfully penetrate these markets, our financial results will be adversely impacted.

In September 2004, we announced that our company would focus exclusively on the vertical markets, or embedded industrial applications, for wireless communication between machines, targeting wireless applications in three areas: Automotive, industrial Machine-to-Machine and mobile professional applications. The applications to which we sell our products are extremely fragmented and no single sub-application shows signs that it will expand more quickly than the others. Therefore, the timing of the development of these markets, which will be critical for our success in the future, is not, at this time, well defined.

Some of our competitors have substantially greater financial and commercial resources than we do and we believe they can invest greater resources in our sector than we can afford. It has been our experience that our competitors exert price pressure to increase their market share and we face a variety of competitors in the vertical markets both at the local and on the global level. If we are unable to maintain or expand our share of the vertical markets in both, volume and value, our revenues may not grow at the rate we anticipate, or they may decline.

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

Our long sales cycle may result in substantial fluctuations in revenue from quarter to quarter which makes corporate planning difficult.

The time between the first contacts with a customer, a design win, and the first sale may be long, in particular in the automotive area, since design times and safety certifications for new models take several years. Our typical sales cycle is generally from 6 to 18 months and can be up to two or three years for some customers. In addition, the timing of our sales is often linked with the timing of the launch of our customers’ new products. Any slippage in the launch of a customer’s product, or cancellation of pending orders could delay the timing of our related product sales. Consequently, we face difficulties in predicting the quarter in which expected sales to customers will occur, if at all, and we may incur substantial expenses in relation to expected product sales far in advance of the actual sales and receipt of revenue. In addition, our customers’ ability under certain circumstances to reschedule or cancel orders without significant penalty could adversely affect our liquidity, as we may be unable to adjust our purchasers of components from third-parties to match customer changes in delivery dates or cancellations.

If the ecosystem for wireless-enabled machines does not develop we may not find adequate markets for our products and thus not achieve our growth targets.

The ecosystem for wireless-enabled, communicating machines consists of four main types of players. First are the technology providers, like us, who provide the core wireless technology using all major wireless standards. A category of value-added distributors and design houses play a role in conceptualizing, creating and designing end-products. Next, the manufacturers who also conceive, create, design and produce a broad range of wireless-enabled devices. Finally, there are the wireless network operators and virtual wireless operators which provide the “air time” to transmit data to end users. If any one of these players does not develop at the same pace as the others, the markets as a whole will have difficulty developing and may in turn keep us from reaching our growth targets.

The wireless communication market in which we operate is characterized by rapidly changing and increasingly complex technologies and we must constantly balance the need to keep pace with new trends with our interest in not overspending on uncertain and unproven technologies.

The markets in which we sell our wireless solutions are regularly developing new types of products and new versions of existing products. To be competitive, manufacturers who purchase our solutions for use in their end-products must satisfy market demand at market prices. To meet our customers’ needs, we must continuously update and enhance our products,

WAVECOM – Annual Report Form 20-F 2006    17

Back to Contents

shortening their life cycles so that they meet the latest standards and include up-to-date features for a wide variety of applications.

To develop these enhancements, new designs and technologies, we must spend time and significant amounts of money on research and development. These investments are generally made before commercial viability for the resulting products can be sufficiently proven. In addition, some of our technology is forward-looking and offers functionalities which are significantly advanced compared to current market standards and which may not have ready market applications or the ability to achieve market acceptance. There are no assurances that we will achieve net positive earnings from our new products or that they will be commercially successful, particularly if we misjudge a market’s readiness for our products or miss a product life-cycle window. We may lose market share if our competitors, most of which are larger and have greater resources than we do, are more successful or faster than we are in updating and improving products and technology and timing product releases with market demand.

From a technology standpoint, we face competition from both alternative wireless, and non-wireless technologies. Wireless technologies can be roughly characterized as WAN (Wide Area Network) which includes GSM, CDMA, OFDM, UWB, WiMAX followed by WLAN (Wireless Local Area Network) i.e. WiFi and finally PAN (Personal Area Networks) such as Bluetooth or Zigbee. Non-wireless technologies are those which are used to provide mirroring functionality but via a fixed (wired) network such as the fixed line telephone network (PSTN), LAN Ethernet or a more specific M2M example such as PLC (Power Line Control) which is used in the Automatic Meter Management market. If any of these competing technologies becomes the technology of choice in one or more of our target market segments while we have decided not to adopt those technologies, we could lose significant market share in the applicable segment(s).

We began to perform more services work on a contingent fixed-price basis, which has associated risk that the work-product may not be accepted when finally delivered and therefore we may not be paid for our time or the cost of our labor may be more than we receive in revenues.

Customer demand for fixed-price and/or turnkey service engagements is increasing and we are accepting more service work on a fixed-price basis. Typically, we perform the work for fixed-price services at our expense, and receiving payment for the work performed is contingent on the customer’s acceptance of the work-product that we deliver at certain intervals, called milestones, or at the end of the engagement. If the customer does not accept all or part of the work-product that we deliver, we may not receive some or all of the anticipated revenues to offset the costs incurred in performing the engagement, which could have an adverse impact on our revenues, net profit and financial condition. In addition, the risks associated with these engagements include the possibility that we could poorly manage the engagement and not conduct the work in the most cost effective manner. Further, because the fee that is charged for these engagements is determined at the outset, we could underestimate the amount of work that will be required and the engagement could actually result in a loss. Moreover, we could lose other more profitable opportunities because we are required to commit significant resources to fixed price service engagements which may turn out to be unprofitable.

As the vertical markets for wireless communication between machines evolve, current or future market participants, including ourselves, may seek to consolidate their resources, which could create significant financial and/or competitive stresses for our company.

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

It is also possible that we will be excluded from an industry consolidation, in which case our competitors may grow stronger and gain increased market share. In light of the nascent nature of the vertical markets and we may be subject to financial and/or competitive stresses resulting from industry consolidation, and we cannot be certain as to our future position in the industry.

If we fail to vigorously protect our intellectual property, our competitive position may suffer.

Our future success and competitive position depend in part upon our ability to develop and protect proprietary technology used in our products. We protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and employee and third party non-disclosure and assignment agreements. Policing the unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that

18    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

We may be subject to intellectual property infringement claims that result in costly litigation and could harm our business and ability to compete. Our industry is characterized by the existence of a large number of patents, as well as frequent claims and related litigation regarding these patents and other intellectual property rights. We may be involved in litigation to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity of property rights of others, or to defend against claims of invalidity. This type of litigation can be expensive, regardless of whether we win or lose. In the event of claims of infringement against our customers with respect to technology used in our products, we may be required to indemnify our customers, which could be very costly. Any claims, even those without merit, could be time consuming to defend, result in costly litigation and diversion of technical and management personnel, or require us to enter into royalty or licensing agreements. A successful claim of infringement against us with respect to our products could harm our business and result in significant cash expense to us to cover litigation costs.

We may be unable to sustain or increase our profitability and once again suffer operating losses which could lead to a decline in our stock price.

After two years in 2003 and 2004 of posting operating losses, 2005 and 2006 were profitable following the implementation of a major strategic reorientation and corporate restructuring under the direction of new senior management announced in September 2004. These events and actions led us to exit from the mobile telephone handset market and terminate our silicon chipset development. With our new strategy in place, we have centered our business exclusively on the market for wireless communication between machines. If we are unable to reestablish business growth and maintain the gross margin at the levels we saw for Wavecom historical business or if our operating expenses exceed current levels, we may once again suffer operating losses.

Any acquisitions we make could disrupt our business and harm our financial condition.

As part of our strategy to increase our revenue and expand our product base, we continue to evaluate opportunities to acquire other businesses, assets or technologies that would complement our current business, expand the breadth of our markets or enhance our strategic capabilities. Future acquisitions that we may make or joint ventures that we may enter into with other companies, could require us to incur debt or contingent liabilities or require us to issue equity securities that could cause the trading price of our stock to decline. Other potential acquisitions that we may make, or joint ventures that we may enter into, entail a number of risks that could materially and adversely affect our business and operating results, including:

•	problems integrating the acquired operations, technologies or products with our existing business and products;

•	the diversion of management’s time and attention from our core business;

•	the need for financial resources above our planned investment levels;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack prior experience;

•	risks associated with the transfer of rights and licenses of intellectual property;

•	the potential loss of key employees of the acquired company; and

•	the potential impairment of related goodwill and intangible assets.

Most of our products are manufactured by Solectron Corporation, and if Solectron is unable to meet our requirements for any reason, or our agreement with Solectron should terminate, we could experience significant difficulty arranging for a suitable replacement at reasonable cost.

In October 2003, we decided to concentrate all contract manufacturing for wireless CPU®s with a single contract manufacturer. We chose Solectron, a global electronics contract manufacturer, using its plant in Suzhou, China. In the second quarter of 2005 we completed concentrating the production of our wireless CPU®s at this site.

Following the acquisition of the Sony-Ericsson M2M business in the second quarter of 2006, we began working with three new manufacturing partners in Mexico and Taiwan. Only one of these three, Elcoteq in Mexico, will continue to manufacture significant quantities of products for us in 2007.

WAVECOM – Annual Report Form 20-F 2006    19

Back to Contents

Solectron, however, remains the main manufacturer of our wireless CPU® products.

Our reliance on a single primary manufacturer increases the risks that we could encounter delays related to manufacturing or supply problems at some point in the future. Using one primary contract manufacturer we are necessarily dependent on this single primary supplier who assembles and tests our components and our products. Our primary manufacturer has other customers and may not have sufficient capacity to meet all of our supply, manufacturing, assembly and testing needs during periods of peak demand. Our contract manufacturers may experience financial difficulties, or delays or disruption to production, or may fail to meet our specified requirements, notably our quality standards. In addition, a financial or political crisis in China, or geographic catastrophe such as an earthquake, or a change in the political climate making China less receptive to foreign businesses, could also disrupt our supply of manufactured products or increase costs.

Our manufacturing agreement with Solectron provides for termination in a strictly limited and precisely defined number of cases. In case of termination, a six-month exit management plan would be implemented to transition production back to us or to another contract manufacturer. However, the transition to another manufacturing sub-contractor would be complex and would require substantial investment of management, as well as possibly financial, resources.

In the event any of the risks described above materialize and prevent us from delivering our products to our customers on a timely basis, we could lose a portion of our business temporarily or on a long-term basis, be subject to customer contract penalties and incur substantial costs to establish a new contract manufacturing relationship.

Quality issues, such as errors in the software used in our products, could result in significant losses to us or our customers thus damaging our reputation or increase the potential for product liability claims against us.

We may face quality issues affecting either the hardware or the software in our products. Software frequently contains undetected errors or failures, especially when first introduced or when new versions are released. Several of our products utilize unproven or evolving technologies that may contain defects or other quality or performance problems. Some of these defects may be latent, or only triggered by very specific events, and undiscoverable through advance testing and may only surface following widespread use by customers. Accordingly, errors might still be found in our products and product upgrades for some time following release. Should problems occur in the operation or performance of our products, we may experience delays in meeting key launch dates or delivery dates to our customers. Defects may also cause us to incur significant re-engineering costs, and divert the time and attention of our engineering personnel from our new product development efforts. The discovery of these performance problems or defects could result in significant losses to our customers, who may subject us to indemnity or product liability claims in addition to causing customer relationship issues, and reduced market acceptance of our products. Significant defects could require product replacement or recalls or we could be obligated to accept product returns. These developments could have a material adverse effect on our reputation, business, operating results and financial condition.

Our sales agreements with our customers frequently contain provisions designed to limit our exposure to potential product liability and other claims due to unforeseen errors in software. It is possible, however, that the limitation of liability provisions contained in our sales agreements may not be effective under the laws of certain jurisdictions. For example, liability for claims for personal injury (e.g. in the consumer automotive context) cannot be contractually disclaimed or limited in the United States. We currently have limited insurance against product liability risks or errors and omissions coverage, and there can be no assurance that the current levels of insurance coverage are adequate or that additional insurance will be available to us on commercially reasonable terms or at all. A product liability claim or claim for economic loss brought against us could have a material adverse effect upon our business, operating results and financial condition.

Our sales and operating results could be adversely affected if the third parties on whom we rely for the supply of our components are unable to meet our supply or quality requirements.

We believe that a number of our suppliers are sole sources for key components. These key components are complex and difficult to manufacture and require long lead times. We work with our suppliers on a twelve-month rolling forecast basis, however these forecasts are subject to change for many reasons frequently outside of our control. In the event of a reduction or interruption of supply, or decline in quality, it could take several months before we could begin receiving adequate supplies from alternative sources. Supply interruptions could delay product shipments, causing our revenues to decline and operating results to suffer.

20    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Our profitability could be hurt if the prices of our key components increase or if they are no longer available.

Over the past 5 years, we experienced declining or stable prices for most of the key components we use in our products. It is possible that these trends could reverse and that we could see component prices increase. The hardware platforms that we sell are made up of components that are made by manufacturers other than us. If our suppliers decide to discontinue manufacturing specific components, we may have to redesign our products, thus adding unplanned development costs. If either of these situations occurs, our cost structure could change, thus limiting our ability to maintain competitive pricing and making it more difficult to continue to be profitable.

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

We incurred a net foreign exchange loss of €1.9 million in 2006 compared to a foreign exchange gain of €4.1 million in 2005 and a net foreign exchange loss in 2004 of €578,000. We may incur foreign exchange losses again in the future. Beginning in January 2003, we put in place a program to hedge our currency risk through the use of forward contracts and put and call options covering expected net cash flows in U.S. dollars. This program is not able to cover a sudden change in the currency rate or a significant change in our business. The objective of this program is to minimize our risk, but we will never be able to eliminate the risk.

Our costs may increase or we may have to redesign our products if they infringe other companies’ intellectual property rights.

Other companies have patents, copyrights, trade secrets and other intellectual property rights covering technology used in the wireless communications industry. Although we have entered into appropriate intellectual property licenses permitting us to use the intellectual property rights of third parties, if any of our products, including products we may acquire, were found to infringe protected technology, we could be required to redesign them, to obtain further intellectual property licenses or to pay royalties or damages to the owner of the technology. The resulting costs would harm our business. If we were unable to obtain these licenses or to redesign our products to make them non-infringing, we could be prohibited from marketing the relevant products.

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

If we fail to attract, hire or retain appropriately qualified personnel, we could experience delays in our research and development projects or our product roll-outs, which could affect our ability to bring new products to market successfully or on a timely basis.

We may experience difficulties or encounter unknown liabilities with respect to the acquisition of assets from Sony Ericsson during 2006.

On April 26, 2006 we completed the acquisition of certain assets from Sony Ericsson’s M2M Communications business unit. This acquisition was a cash transaction of €30 million (excluding acquisition costs). We cannot predict how successful the business we acquired will ultimately be. An acquisition can also result in unanticipated legal risks, legal costs and liabilities costs or liabilities not accounted for. These factors may adversely affect our business, financial condition, results of operations, and may deter our ability to execute on our business strategy.

WAVECOM – Annual Report Form 20-F 2006    21

Back to Contents

Concentrated ownership of shares by two of our founding shareholders could significantly influence shareholder votes or affect the price of our common stock

At March 31, 2007, two of our founding shareholders who are also members of our board of directors own interests of 11% and 13%, respectively, of our outstanding shares as of such date. The influence over shareholder votes of significant shareholders may have the effect of delaying, deferring or preventing a change in control of us, or otherwise have the ability to control shareholder decisions. In addition, any programs by these shareholders to dispose of a substantial amount of their shares in the open market could have an adverse impact on the market for our common shares.

As a result of our global operations, we are exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions and adverse foreign tax consequences.

We have principal operational locations in France, the United States and Hong Kong. We do business globally using an extensive distributor network. Directly or indirectly, we are selling in more than 115 countries on all continents, and our manufacturing is subcontracted in China.

Worldwide operations are subject to a number of risks, including:

•	the need to track and monitor tariffs, duties, export controls and other trade barriers;

•	the impact of unexpected changes in regulatory requirement and applicable laws;

•	the burden of monitoring and complying with a wide variety of foreign laws and regulations;

•	political and economical instability, which tends to be a more significant risk in the countries where we currently outsource manufacturing;

•	potential adverse tax consequences;

•	longer payment cycles for sales in certain foreign countries;

•	difficulties and costs of staffing and managing international operations;

•	disease and related quarantines;

•	cultural differences; and

•	aggressive competition from companies based in countries which do not protect intellectual property rights to as great an extent as those of the United States and France

Our products are subject to environmental regulations, most significantly those in the EU and China.

The Republic of China has adopted directives that will come into effect in March 2007 and which will prohibit the manufacture and sale, within the republic of China, of products containing hazardous substances, including lead, in excess of certain predetermined levels. We have been working toward decreasing the lead content of our products in order to reach levels that comply with these directives on a timely basis and anticipated regulations in our major markets.

If, however, our products do not meet the hazardous substance limitations when such limitations come into effect, we may be prohibited from selling our products in China and we could suffer a loss of revenues for an indefinite period if customers should decide to redesign their products to remove our non-compliant products. As a result, we may lose potential revenues. In addition, the process of designing our products to meet these restrictions could significantly increase our development costs, thus reducing our profitability. In addition, any supply of products that infringe applicable environmental laws may subject us to penalties, customer litigation or governmental sanctions, which may result in financial harm to us.

Business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

A number of factors, including natural disasters, computer viruses or failure to successfully upgrade and improve operational systems to meet evolving business conditions, could disrupt our business, which could seriously harm our revenues or financial conditions and increase our costs and expenses. For example, our headquarter office in Paris is located in potential flood zones that could subject these facilities and associated computer systems to disruption.

22    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

The requirement to expense stock options in our income statements has had a significant adverse effect on our reported results and we expect this negative impact to continue in the near future.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted this new standard on January 1, 2006, using the modified prospective method.

The adoption as of January 1st, 2006, on a prospective basis, of SFAS 123R’s fair value method had an impact of approximately 2.1 million euros on our result of operations reported for fiscal 2006 due to the compensation charges reflected. We expect the effect of SFAS 123 to continue to have a negative impact on our reported results of operations for the near future.

Our quarterly revenues fluctuate significantly, which makes forecasting difficult and can significantly impact our planning process.

Our revenues and operating results fluctuate significantly from quarter to quarter. Factors that could cause our quarterly results to fluctuate include:

•	any delay in our introduction of new products or product enhancements;

•	the size and timing of customer orders and our product shipments;

•	any delay in shipments caused by component shortages or other manufacturing problems;

•	the loss of a major customer or a reduction in purchases by a major customer;

•	a reduction in the selling price of our products;

•	the size, timing and structure of significant license sales;

•	customer responses to announcements of new products and product enhancements by our competitors;

•	foreign exchange rate fluctuations, primarily between the euro and the U.S. dollar; and

•	the booking of one-time, non-recurring expenses such as restructuring or acquisition costs.

Due to these and other factors, our results of operations have in the past and could fluctuate substantially in the future and quarterly comparisons may not be reliable indicators of future performance. Because many of our expenses for personnel, facilities and equipment are relatively fixed in nature, we may not be able to reduce expenses quickly to balance an extended decline in our revenues and could experience net losses during these periods. In addition, quarterly fluctuations may have a negative effect on the price of our shares and ADSs, and a corresponding negative impact on public perception and customer and investor confidence.

Changes in accounting principles may affect our reported earnings and operating income

We currently report in both U.S. generally-accepted accounting principals (GAAP) and, since January 1, 2005, in IFRS (International Financial Reporting Standards), instead of French GAAP. The applicable U.S. GAAP and IFRS accounting standards and related interpretations are highly complex and continue to evolve. The reporting requirements may be contradictory and subject to inconsistent interpretation. We review our compliance with all new and existing accounting rules and pronouncements on an ongoing basis. Depending on the outcome of these ongoing reviews, the evolution of our business model and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, particularly with respect to revenue recognition or stock-based compensation, we may be required to modify our accounting policies and business practices which could have a material adverse effect on our results of operations or financial reporting. Our current accounting policies are described in Item 18 and note 1 to our consolidated financial statements.

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

WAVECOM – Annual Report Form 20-F 2006    23

Back to Contents

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

If, for any taxable year, the portion of our income characterized as “passive” or of our assets that produce “passive” income exceeds levels established under U.S. federal income tax regulations, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are subject to U.S. taxation. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our shares or our ADSs. Depending on our operating results and balance sheet situation, we may be characterized as a PFIC for the year ended December 31, 2006, or for future years.

Holders of our shares have limited rights to call shareholders’ meetings or submit shareholder proposals which could adversely affect their ability to participate in the governance of our company.

In general, our Board of Directors may call a meeting of our shareholders. A shareholders’ meeting may also be called by a liquidator or a court appointed agent, in limited circumstances, such as at the request of the holders of 5% or more of our outstanding shares held in the form of ordinary shares. Only shareholders holding a defined number of shares held in the form of ordinary shares or groups of shareholders holding a defined number of voting rights underlying their ordinary shares may submit proposed resolutions for meetings of shareholders. The minimum number of shares required depends on the amount of the share capital of our company and is equal to 777,707 (5% of 15,554,153) ordinary shares based on our share capital as of December 31, 2006. Similarly, a duly qualified association, registered with the AMF Autorité des Marchés Financiers (French stock market authority) and us, of shareholders who have held their ordinary shares in registered form for at least two years and together hold at least a defined percentage of our voting rights, equivalent to 777,707 (5% of 15,554,153) ordinary shares based on our company’s voting rights as of December 31, 2006, may submit proposed resolutions for meetings of shareholders. As a result, the ability of our shareholders to participate in and influence the governance of our company will be limited.

Provisions of our articles of association and French law could have anti-takeover effects and could deprive shareholders who do not comply with such provisions of some or all of their voting rights.

Provisions of our articles of association and French law may impede the accumulation of our shares by third parties seeking to gain a measure of control over our company. For example, French law provides that any individual or entity (“person”), acting alone or in concert with others, that becomes the owner or ceases to be the owner of more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90%, 95% of the share capital or voting rights of our company is required to notify (i) our company and (ii) the AMF by registered letter (with return receipt) within five trading days of crossing such thresholds. The AMF makes the notice public. Additionally, any person acquiring more than 10% or 20% of the share capital or voting rights of our company must notify us and the AMF within 10 trading days of crossing any of these thresholds and file a statement of their intentions relating to future acquisitions or participation in the management of our company for the following 12-month period, including whether or not this person is acting alone or in concert and whether or not they intend to continue their purchases to acquire control of our company or to seek nominations to our board of directors. This person may amend their stated intentions, provided that they do so, on the basis of significant changes in their own situation or stockholding. Upon any changes of intentions, they must file a new statement. The AMF makes these statements public. Any shareholder who fails to comply with these requirements shall have voting rights for all shares in excess of the relevant threshold suspended for two years following the completion of the required notification. Moreover, this shareholder may have all or part of its voting rights within our company suspended for up to five years by the relevant commercial court at the request of our chairman, any of our shareholders or the AMF. In addition, such shareholders may be subject to fines for violation of the share ownership notification requirement and for violation of the notification requirement regarding the statement of intentions. Under the terms of the deposit agreement relating to our ADSs

24    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

(American Depository Shares), if a holder of ADSs fails to instruct the depositary in a timely and valid manner how to vote such holder’s ADSs with respect to a particular matter, the depositary will deem that such holder has given a proxy to the chairman of the meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors and will vote the ordinary shares underlying the ADSs accordingly. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our company.

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

It may be difficult for holders of our ADSs to exercise some of their rights as shareholders.

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

Our ADSs trade in U.S. dollars and our ordinary shares trade in euros. Fluctuations in the exchange rates between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in trading by investors seeking to exploit such differences, which could adversely impact the trading opportunities for other shareholders.

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

WAVECOM – Annual Report Form 20-F 2006    25

Back to Contents

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

26    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Item 4:  Information on the Company

Company background

We were incorporated as a French société anonyme on June 28, 1993, for a period of 99 years under the name of Wavecom, S.A. We are registered in Nanterre, France, registration number 391 838 042. Our headquarters’ offices are located at: 3 Esplanade du Foncet, in Issy-les-Moulineaux, France, where our phone number is +33 (1) 46 29 08 00.

Business overview and recent evolution

Overview

We are a global technology company that develops, markets, and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Our highly sophisticated wireless platforms, are sold as wireless central processing units (Wireless CPU®s – including both smart modems and modules) and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. We also provide our customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products. Our tag line – “Make it wireless” – succinctly describes our business.

With over thirteen years of experience, we have attracted and developed a talented team of managers and employees who are focused on creating and selling wireless solutions to the enterprise market that includes hardware, software and services. Our engineering teams represent more than half of our employees, they have highly specialized expertise and know-how in the integration of radio-frequency-designed circuitry, communications software and base band ASICS (Application Specific Integrated Circuits), specifically designed for machine-to-machine processing and communication. Our direct marketing and sales teams and extensive network of value-added distributors, and manufacturer representatives, reach a large number of diverse customers and prospects throughout the world. Although we do not operate our own production facilities, our operations teams have acquired substantial skills over the years in producing and manufacturing our Wireless CPU®s by working closely with primary contract manufacturing partner located in China.

The year 2005 was the first full year that our business was dedicated to embedded industrial wireless applications. Prior to 2005 we actively marketed our solutions to both this market, predominantly in the European, Middle East and Africa region, as well as to the telephone handset market, mainly to customers in the Asia Pacific region. In September 2004, we announced our decision to exit the mobile telephone handset market and deemphasize silicon chipset development. We significantly reduced headcount at that time. Under the direction of our new chief executive officer, Dr. Ronald D. Black, who joined the company in August of 2004, we put in place an organizational structure designed to reflect the change in the company’s strategic direction. This structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). Each of these regions is headed by a Group Vice President who has responsibility for developing customer relations and managing the profitability of the region. The regions are supported from a product standpoint by marketing and technology, research and development, and operations (manufacturing). From an administrative standpoint the overall company is supported by finance, human resources and quality departments located at our headquarters in France.

The year 2006 – a year of building

On April 2006 we announced closure on the acquisition of certain assets of Sony Ericsson’s M2M Communications Business Unit in a cash transaction that totaled €30 million.

The assets we acquired included a line of wireless modules similar to our own. The acquired business gave us immediate presence in markets and geographies that were complementary to our existing business with numerous synergies and benefits – specifically in scale and bringing us a solid customer base in the North American automotive and fleet management market thus reinforcing our already diverse automotive customer base in Europe. Overall, this acquisition fit well with our long term strategy and vision.

We added three products from the acquired business to our current product offerings, as well as the activities in Machine-to-Machine research & development, marketing, and sales. Approximately 90 people joined our company, of which around

WAVECOM – Annual Report Form 20-F 2006    27

Back to Contents

60 were R&D engineers and 30 were sales, marketing and support professionals. In addition, we gained two new senior executives – our corporate Chief Operating Officer and our Group V.P. for the Americas region.

The integration of the M2M business and 90 associated personnel into the existing Wavecom structure was successfully completed ahead of the original plan. We believe this acquisition, which was the first in our market, has already added shareholder value, particularly by allowing us to significantly increase our worldwide market share. As expected, the acquisition put pressure on our short-term profitability particularly in the second half of 2006, but, despite this pressure, we posted profits in each quarter of 2006.

With our refocused and reorganized strategy we continued to be profitable, a trend which has continued for seven consecutive quarters. We registered operating income of €5.6 million and net income of €4.7 million for the full year 2006, compared to operating and net income in 2005 of €4.0 million and €8.7 million respectively. In 2004 we had €80.9 million in operating losses a €78.8 million net loss.

For 2006, our total revenues amounted to €188.8 million with product sales representing 96% of the total. Product sales by region were 55% EMEA, 27% Americas and 18% Asia-Pacific. For further information on our recent results, see Item 5 Operating and Financial Review and Prospects.

Trends

As described above, 2006 was a year of building for Wavecom as we successfully re-enforced our global market position in embedded industrial wireless solutions by acquiring and integrating Sony Ericsson’s M2M business, which significantly increased our market share.

We, once again achieved our main objective in 2006 which was to continue to operate profitability for each quarter, despite a major acquisition.

Our objective is to grow revenues by continuing to include additional features and functionality in our products. In particular, we intend to improve the functionality of each element of our own Open AT® Software Suite, and we will continue to add more functionality, building on what we began in 2006, such as real-time OS with new communication protocols such as EDGE and eventually UMTS. We will also continue to facilitate the addition of the most-requested companion wireless technologies such as Bluetooth, GPS, WiFi and Zigbee. In the coming year we expect to launch the first complete offer for Remote Device Management through our internally-developed DOTA (Download Over The Air) capabilities, which allows remote upgrades and enhancements to the operating system, the application layers and the network software for all customer applications.

We intend to continue to enhance our service portfolio by offering more Wavecom University courses around the world. Wavecom University is a professional training program designed to help clients or other interested parties, take full advantage of Wavecom’s Open AT® Software Suite. We held nine courses in 2006.

Technology ownership has allowed us to continuously differentiate our products, simultaneously bringing customers the lowest total cost of ownership and investment protection. We believe we are well-positioned for further expanding our customer base and launching even more novel products.

We have made the following assumptions regarding the factors that could have the greatest impact on our level of profitability in 2007: 1) volume growth and costs for the vertical markets should be similar to 2006 levels, 2) a continued decline in our average selling price but not faster than what we experienced in 2006, 3) average gross margin rate should increase steadily throughout the year as the result of improved margin on the acquired business 4) our operating expenses will incorporate a full year of expenses related to the main acquired M2M business as opposed to eight months in 2006.

The market for wireless communication between machines

The market for machines with wireless communication capabilities, which we call the “vertical markets”, is a developing business sector. Based on our own internal data, we estimated the global size of the vertical markets to be approximately 15 million units (wireless enabling devices) delivered in 2006. The market per se, is difficult to measure with any degree of certainty and our estimates do not include wireless PC cards. The market is very fragmented with many sub-segments each having relatively small volumes. We believe that the global size of the vertical markets should continue to expand in the coming years as the usefulness of wireless-enabled machines is recognized for increasingly diverse applications. We forecast a compounded annual growth rate (CAGR) in number of units of 30% between 2006 and 2009.

28    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Factors favorable to the growth of the vertical markets

Wireless operators are beginning to look beyond consumer voice applications to develop the market for wireless-enabled machine communications. Major wireless network operators in Europe, the United States and Asia have begun offering specific fee schedules and, in some cases, have set up dedicated entities to serve the “vertical markets”. In some countries, virtual mobile operators, who purchase and re-sell air time from the network operators mainly for data communication are appearing.

Other trends we see emerging that could help the expansion of the vertical markets include:

•	The European Union “eCall” (Emergency Call) initiative and the US-based services of “OnStar” are driving the demand for cellular wireless devices to be installed in the cars. eCall will open up a market for embedded communication devices for each new car to be sold in Europe by 2009-2010 (15 million units/year);

•	In Europe some insurance companies have implemented “Pay-As-You-Drive” programs using wireless connectivity to monitor driving patterns and performance in order to customize premiums to consumers;

•	Some governments are launching road-charging programs which will push the adoption of wireless devices in all trucks and commercial vehicles;

•	The utility industry is becoming more and more de-regulated and as a consequence we are seeing a growing interest in projects associated with Automatic Meter Management systems using wireless technology for remote and real-time access to the meters enabling energy savings and fraud deterrence;

•	Sales and payment applications are growing in emerging countries where wireless is replacing fixed-line infrastructure, some governments are also imposing cash register monitoring systems in order to monitor taxes paid on all cash transactions.

Finally, we believe that the longer-term emergence of new technologies and standards designed to treat large volumes of data transmission, such as EDGE (Enhanced Data GSM Environment) and W-CDMA (Wideband CDMA, also referred to as third generation or 3G) or HSDPA (High Speed Download Packet Access or 3.5G) will encourage further growth in the market for wireless-enabled machines by permitting the creation of new applications.

Growth also depends on the contribution of different types of market participants.

The development of the vertical markets has resulted from the contribution of four main types of market participants in the creation of an ecosystem including:

•	technology providers, like us, who provide the core wireless technology, including hardware and software compatible with wireless transmission standards;

•	value-added distributors and design houses, which play a leading role in conceptualizing, creating and designing wireless-enabled products;

•	end-product manufacturers, who conceive, design and manufacture wireless-enabled products; and

•	wireless network operators who establish and operate wireless transmission networks

The vertical markets’ future expansion depends on each of these market participants developing and providing the products, services and support needed to enable further growth.

Strategy & Vision

The market today for industrial and automotive wireless solutions is still relatively small compared to consumer applications such as mobile phones and personal computers. Nevertheless, we believe that the market is poised for significant growth over the next several years, and that Wavecom is well positioned to become the leader in the space based on our past thirteen years of experience in creating innovative wireless solutions and providing superior customer service.

We continue to focus our energies on delivering our value proposition that can be summed up in these three key points:

•	The lowest total cost of ownership for our customers;

•	Investment protection;

•	Ease of use.

WAVECOM – Annual Report Form 20-F 2006    29

Back to Contents

From a product perspective, we remain focused on providing our customers the lowest “total cost of ownership” by eliminating unnecessary hardware in their products. We achieve this through our Open AT® Software Suite which allows customers to develop applications directly on our broad family of Wireless CPU®s and Wireless Microprocessor®s, which is a very different approach from our competitors, whose modules can act only as wireless input-output devices, and must be used with costly external microprocessors, memory controllers, memory, and other input/outputs. In addition, we offer application-specific implementations, such as C-GPS (or controller-less Global Positioning Systems), tailored to customer needs. And, finally, we provide a worldwide network of service and support, that helps our customers get the most out of our technology.

Our innovative Open AT® Software Suite includes the communications firmware (protocol stack), our real-time operating system, and our integrated development environment (IDE) which are all Wavecom-owned and developed technologies. The Open AT® Software Suite has standard interfaces that allow independent software vendors (ISVs) to provide additional functionality through plug-ins, such as TCP/IP, C-GPS, email, IBM’s MQTT, Orange’s M2M Connect, and memory card readers. Additionally, all of our solutions offer download-over-the-air (DOTA) capability, which allows all software, either the customer’s application, our own, or even network software, to be updated via the cellular network without making a physical service call.

We continue to make our solutions easier to use for our customers by, for example, adopting open-source standards such as Eclipse™ interfaces for our IDE. This open source interface makes it easy for developers to adopt Wavecom technology, because they already are familiar with the development tools. Of course access to the Eclipse™ community is available to developers free of charge, without license fees, NRE (Non Recurring Expense) costs or any additional fees for developer seats. In addition, engineers can program our devices in C-language, the most universally popular programming language used today.

From a customer service perspective, we have evolved our supply chain to the point that we believe it to be a competitive advantage. During 2006 we successfully increased our on-time deliveries to nearly 100%, and reduced our cycle time to what we believe is the best in industry. These improvements have allowed us to offer innovative supply offerings, like our Fast Delivery option, which allows customers to order and receive our Wireless CPU®s in as short as three days. Additionally on the service front, we continued and expanded our offerings from Wavecom University, a professional education service that allows customers and partners to learn about our products in detail and how to most efficiently and effectively use them. We have successfully completed several nine training sessions in the Americas, Asia, Europe, and Africa on our Open AT® Software Suite which continues to grow in popularity. Our Developers Forum, an intra-net service launched in October 2005 now counts 2400 developers who routinely exchange ideas about Wavecom technology.

On the surface our strategy of offering our customers innovative technology and superior service is not only straight-forward, but easy for our customers to leverage and differentiate their systems.

Currently targeted product applications

We focus on three principal types of product applications in the vertical markets. Each of the vertical markets has numerous sub-applications due to the diversity of potential uses.

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

•	Industrial applications also called M2M (for Machine-To-Machine) use wireless technology to collect data remotely via wireless operator networks and transform this data into useful information. Current and potential applications exist in about 100 separate sub-applications, among them: utility meters; automatic teller machines; vending machines; security and alarm systems; and payment systems. This market is made up mainly of enterprise

30    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

•	customers where use of wireless functionality will address two main objectives: reducing operating costs and improving overall operating efficiency by providing managers with real-time, usable sales and service statistics. Finally, the combination of wireless communication with GPS technology allows for effective fleet management or tracking applications. Specifically, with this technology, transport companies can easily monitor, track and optimize the location and usage of their trucks, taxis or other vehicles. Wireless-enabled tracking devices have also proved to be useful for toll collection projects in geographic regions that do not already have an infrastructure of physical toll collection points installed on their motorways.

•	Mobile Professional applications include wireless PDAs (Personal Digital Assistants), mobile computers accessories, and wireless local loop (WLL) applications. We provide solutions to wireless PDA and mobile computer manufacturers which are designed, in most cases, to address the enterprise market. Our solutions are also used by WLL manufacturers of fixed wireless desktop phones and fixed wireless public pay phones, especially in regions where the land-line telephone network infrastructure is overburdened, obsolete or inexistent. WLL technology involves the use of a wireless link to replace copper cable for so-called ‘last mile’ telecommunications network connections between the customer and public switched telephone network (PSTN) infrastructure. These applications use our expertise in both voice and data transmission.

Our products and services

Our commercial product offering consists of three central elements:

•	Open AT® Software Suite, Wireless CPU® devices:

•	Wireless Microprocessor® family, Quik family and Plug & Play family and finally,

•	Services (Professional and Operated).

•	Everything we do is designed to help our customers reduce their “Total Cost of Ownership” (TCO) by embedding and running their software applications directly on our Wireless CPU® devices. By doing this they are able to reduce overall material costs, accelerate revenue generation by shortening time-to-market and ensure post-sale field maintenance through the use of Download Over-The-Air (DOTA) solution upgrade capabilities. Download over-the-air allows our customers to update software which is embedded in their wireless products via radio transmission, without the need to physically visit the individual applications in the field, which are quite often dispersed over a broad geographical area. Our commercial product offerings are designed to be flexible in a way that the mix of these three elements can be adapted to the unique needs of our customers whether they be start-ups, multinational conglomerates or anywhere in between.

•	With respect to software flexibility, our Open AT® Software Suite works on our the entire Wireless CPU® portfolio and for those compatible with application hosting, allows customers to embed and port their own software into our Wireless CPU®, thus eliminating the need for external microprocessors and other analogue and digital semiconductor components. This benefit alone saves a significant amount on the material costs for our customers and the TCO can be further reduced by many other offers such as Design Services, Professional Education, and Remote Device Management Services (RDMS).

Open AT® Software Suite

The Open AT® Software Suite consists of five elements; Open AT® IDE, Open AT® Applications, Open AT® Plug-Ins, Open AT® OS and Open AT® Firmware. With this suite of software comes the possibility to unlock and harness the true power of our Wireless CPU® portfolio from real-time application design to over-the-air software upgrades and maintenance.

•	IDE: Integrated Development Environment

IDE: Open AT® built on Eclipse™

In parallel with the introduction of Open AT® OS V4.10, we also launched version 1.0 of our Integrated Development Environment (IDE) called Open AT® IDE v 1.0. This development environment is built on the industry standard Eclipse™ framework and allows developers to reduce development and program test times.

WAVECOM – Annual Report Form 20-F 2006    31

Back to Contents

The IDE (Integrated Development Environment) is the powerful suite of developer tools that bring the entire commercial offer to life. Without comprehensive tools, the developer is prohibited from making the most of the Wireless CPU® in terms of design efficiency. Eclipse™ provides a unified approach to code creation, compilation, Wireless CPU® download, remote monitoring and debugging in a feature- rich easy-to-use graphical user environment. In 2006, we transitioned our IDE to one built on Eclipse™ which is a tried and tested open-source, community-developed software development framework, that is limited only by the deveolper’s own creativity and imagination. Eclipse™ also allows our customers to develop new, or re-use their own application-specific development tools in the same framework, further enhancing the ease of use and hence speed of creation of applications.

IDE: Open AT® GTi

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

•	Open AT® Applications

Believing that getting customers started quickly is beneficial for all participants to the value chain, Wavecom embraces the concept creating building blocks to avoiding encroaching on our customers’ business. Such building blocks come in the form of sample applications on the Software Development Kit (SDK), free source code in “Application Notes” that can be downloaded from our website, or fully customizable reference designs such as those provided with the Open AT® GTi IDE. In addition, an increasing number of applications are being created within the Wavecom Developer Forum by the growing community of creative thinkers who have embraced Open AT®. Of course, our customers are the ultimate creators of applications and they benefit from the unique capability provided by the Open AT® Software Suite in that it is the only industrial-grade cellular development environment that facilitates applications to be written in standard C language, pre-compiled and natively executed, on a Wireless CPU®.

•	Open AT® Plug-Ins

Plug-Ins contain the middleware that represent the freedom to develop value-added generic or application-specific functionality within the Open AT® Software Suite. We provide TCP/IP and Internet Plug-Ins today, making machine-to-machine (M2M) connectivity to the Internet easy. And, provide access to Bluetooth for short-range wireless device interconnection. In 2006 we also launched three new Plug-Ins: a revamped Internet Plug-In, C-GPS or “companion” GPS that provides host-based geo-location functionality based on Opus technology from the U.S. company. eRide, and Open AT® GTi that allows for creation of sophisticated display enhancements, Many of our customers have developed their own Plug-Ins such as memory card readers, M2M-specific data protocols, software wrappers and peripheral device drivers. The flexibility of Open AT® is so extensive that it even allows customers to emulate behavior of other legacy systems such as fixed-line interfaces where seamless transition can be achieved from a non-wireless installed base to a wireless one.

•	Open AT® OS

The Operating System element is responsible for managing the entire embedded software environment on the Wireless CPU®. It manages key functionalities that are unique to us such as the Real-Time operation, Varispeed, VariPower as well as DOTA. Our OS also executes the embedded customer applications. It provides access to more than 450 programming APIs (Application Programming Interfaces) for both internal and external modes of operation. Our latest 6.6 series OS was put in to production in 2006 and brings the first low-latency, multi-level, interruptible RTOS (Real Time Operating System) to our markets, in response to customer needs. Additional significant enhancements will be made available in 2007, further increasing our lead in relation to competition, a fact made possible through our unique ownership of Open AT® Software Suite.

32    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

•	Open AT® Firmware

Firmware is the underlying lower layers of the embedded software. The direct link to physical interfaces of both wired and wireless applications is managed by the firmware. These interfaces include wired devices such as displays, general purpose inputs/output, ports such as USB (Universal Serial Bus), keypads and numerous others. In addition to these inherent interfaces are the complementary wireless interfaces that do not use controllers such as Bluetooth and GPS. These allow our customers to design architecturally-efficient products, reducing their overall costs.

During 2006 Wavecom introduced version 6.61 that supports EDGE technology and allows Wavecom customers to benefit from increased bandwidth for data transfer via global cellular networks.

NexGen Software S.A.S.

During 2006 we made a strategic acquisition of the software company NexGen Software. The company was a privately-held, France-based software company specializing in Internet protocol and client software.

This acquisition brought us an internally-developed Open AT® Internet Plug-In which comprises a suite of protocol stacks and internet-client software expertise along with a worldwide customer base of over one hundred. It represents a strategic acquisition for us. With it, we eliminate our reliance on external, third-party, Internet software vendors and further strengthen our already extensive software expertise while adding IP (Intellectual Property) developed exclusively by NexGen Software specifically for machine-to-machine communication. This expertise will allow a more aggressive roadmap of software dedicated to Internet and back-end IT (Information Technology) connectivity to be brought to our evolving customer base.

NexGen Software operates as a wholly-owned Wavecom entity and will continue to develop and market its current portfolio of software products. With an installed base of over 50 million devices, NexGen Software serves customers primarily in the European and Asian regions, and from an application standpoint addresses many of our target.

Wavecom Developer Forum

In October 2005, we launched the Wavecom Developers Forum on the Wavecom corporate website (www.wavecom.com/forum) which has seen membership grow exponentially. As of March 31, 2007 it had over 2400 developer members and is providing an online virtual meeting place for developers to exchange ideas in addition to providing us with an invaluable opportunity to further enhance the channels by which we listen to the needs of our customers. This is truly enabling the developer community to speed up development using our Open AT® Software Suite.

Because the embedded element of our software offer is included in the delivery of our Wireless CPU® portfolio as part of our pre-packaged solutions approach, it does not represent an independent source of revenue.

Wireless CPU®s

In 2005, we created the Wireless CPU® programmable device classification. This change in nomenclature was initiated specifically to denote the stark contrast between our Wireless CPU® range and simple modems. The modem, standing for MOdulator – DEModulator, is a device which receives data in one format and transforms it into another, without adding any value or intelligence to the data. Our products have come a long way since this rudimentary beginning and can now perform all basic modem functions as well as listen to and act on that data, store it in embedded silicon memory, create and send emails based on it, show it on readable displays, use it to trigger external actions such as alarms or monitors and even host complex user interfaces. The Wireless CPU® has become the central brain of many of our customers’ applications due to this increased capability. We believe that we are currently the only market provider that offers Wireless CPU®s with an interchangeable form factor for both GSM and CDMA standards. This interchangeability gives our customers extended flexibility by eliminating the need to significantly redesign the same product for different cellular standards.

Wireless Microprocessor® Family

We introduced a new Wireless CPU® in April 2006 – the Wireless Microprocessor®. It has the smallest form factor of any of our Wireless CPU®s and is designed to allow our customers to use our combined hardware and software platform for running all of their applications software – not just the wireless portion. This concept is revolutionary because it allows our customers to significantly reduce their overall costs by eliminating excess supporting components such as microcontrollers,

WAVECOM – Annual Report Form 20-F 2006    33

Back to Contents

ASICs (Application Specific Integrated Circuit), connectors and associated cabling. It is also the first device that can be implemented in a fully-automated production environment, further reducing costs incurred from manual assembly and testing techniques. Finally, by analyzing the needs of our customers, the new architecture brings flexibility of choice for the memory components as required by our customers. They now have unrivalled access to memory density, environmental specification and package choice according to the specific needs of the product they are developing. For example, an automotive customer may require our product be qualified for extremely low temperatures, while a customer developing an alarm systems at the equator is unlikely need or want to pay for this specification.

Embedded Wireless CPU®: Quik Family

A series specially conceived for rapid mounting, hence the name, on printed circuit boards during the production assembly process. In 2005, we broke new ground by introducing an ARM9-based Wireless CPU® which raised the wireless computing capability to a new level and extended the peripheral connectivity. Our line of Quik Wireless CPU®s currently includes:

•	Q2686, the first in the ARM9 family, it offers a host of new peripheral connectivity possibilities such as cameras for security and digital audio for pre-stored digital voice playback, C-GPS compatibility and works on GSM networks anywhere in the world;

•	Q2687, with a new parallel bus expansion port used for connecting external memory devices, displays and parallel interface controller peripherals and high speed data capable (EDGE), and soon to be available in an automotive-qualified version;

•	Q24 series, this best-selling series includes five dual-band GSM versions and a CDMA interchangeable version and is used in every type of application and in every segment we target, from automotive to industrial M2M to mobile professional. In 2006, we announced the extension of the best-selling Quik Q24, long-life Wireless CPU®s to be the first company to provide security to our customers offering a ten-year product life. This new series includes four versions: Q24 Classic, Q24 Plus, Q24 Extended and Q24 Auto thus allowing it to address a variety of wireless devices. By being hardware and software compatible with the existing Q24 family, this new series allows for the seamless upgrade of customer products and devices thus saving on new design or re-design costs;

•	GR64 is a continuation of the GM/GR – 47/48 products from the former Sony Ericsson portfolio. It is industrial grade, in particular offering high performance in an extended temperature range -30°C to +75°C and supports embedded scripting application execution.

•	GS64 is the professional and consumer-grade addition from the former Sony Ericsson portfolio.

•	CM52 is the automobile-grade CDMA product from the former Sony Ericsson portfolio. It operates within an extended temperature range and has a rugged build for extreme vibrations.

External Wireless CPU®: Plug & Play Family – Fastrack and Integra

As key enablers for rapid deployment, Fastrack and Integra represent the fastest route to learning all about the three elements of our commercial offer. They allow entry-level Open AT®-driven applications to be built and represent a stepping stone to the embedded versions of our Wireless CPU®s:

•	Fastrack is designed both for external retrofits to existing non-wireless enabled applications and for creating new wireless applications without circuit-board development skills. This ready-to-use solution can host the entire customer application when using Open AT® Software which can even monitor and control external sensors and switches, such as a temperature sensor or motion detector via the use of external general-purpose input/outputs. It can also be plugged directly into a personal computer, straight out-of-the-box, for super fast development initialization. SIM card (GSM wireless network identification) and power supply regulation are built in. In February 2006 we introduced the new Fastrack Supreme Wireless CPU®. This Plug & Play family product evolution keeps the same versatile form factor as the previous Fastrack product but offers new and unique customization capabilities via Wavecom’s new open IES (Internal Expansion Socket) interface. The specification of this interface will be provided freely in order for customers to design their own expansion cards which can be fully inserted inside the Fastrak Supreme. This concept allows the marriage of cellular plus a host of other wireless and wired network interfaces such as GPS, Ethernet, Bluetooth, WiFi, WiMAX and many others. We will supply a range of expansion cards ourselves, commencing with IO input/output expanders and a C-GPS card.

34    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

•	Integra is a ruggedized design for plugging directly onto a circuit board and comes complete with a larger range of interfaces compared to Fastrack, for control and monitoring of larger complexity applications. It is highly compact, ready-to-use and designed to be easily incorporated on the circuit board, making it ideal for harsh environment applications where small size is critical. The SIM card and power supply are built in.

Specialized wireless technology

We announced on March 5, 2007 the demonstration of our prototype embedded SIM,WiSIM (Wavecom integrated SIM). By integrating the SIM at the chip level, both customers and operators benefit from a simplified and faster cellular subscription. The robust, industrial design ensures proper functioning in harsh climatic conditions which reduces the risk of disconnected devices that are often linked to high-value, time-sensitive transactional data. In addition, with the SIM silicon component fully embedded into the Wavecom Wireless CPU®, logistics and management issues associated with the SIM card inventory becomes easier, more cost effective and more secure, thus reducing the risk of potential SIM card theft, especially once it is installed.

Entirely RoHS-compliant product line

The EU directive, known as RoHS (Restriction of Hazardous Substances), which bans the use of identified hazardous substances in all electronics products came into effect on July 1, 2006. We were the first and only supplier of cellular wireless solutions to upgrade our entire range of Wireless CPU®s to be compliant with this new RoHS directive. This transition ensured that our existing customers did not have to redesign their products for a new form factor.

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

Our services include:

•	Wavecom University, providing professional-grade, externally-hosted training and developer certification;

•	Extended warranty (up to 5 years)

•	“Express” and “Fast” delivery of products;

•	design assistance and support;

•	development of application-specific software;

•	code review for customers’ Open AT® applications;

•	field testing and validation, including assistance for obtaining a product’s complete certification in those countries where certification is required;

•	supply of test software and tools for monitoring production;

•	assistance with the production process; and

•	customer training in the optimal use of our solutions, accompanied by instruction manuals.

Intelligent Device Services

In January 2007 Wavecom announced the launch of its newest service called Remote Device Management Services. Using this new service, customers can develop or enhance their own offers in areas like after-sale repair, preventative maintenance and new product feature updates.

WAVECOM – Annual Report Form 20-F 2006    35

Back to Contents

Wavecom’s RDM Services make it possible to easily and cost-effectively monitor and update products in the field, remotely via a complete, secure, turn-key, end-to-end operated service. Equipment manufacturers and service providers can save significant time and expense by running remote diagnostics, upgrading their own applications and core wireless firmware, add new features or follow evolving standards.

These services are the final phase to securing investment protection for those customers wishing to maximize ROI of their capital expenditure. They can create innovative wireless products that set a new benchmark for the industry as a whole.

Licensing

Since 2005, we have granted licences for our protocol stack twice.

Going forward we see software and technology licensing as a core part of our business. As such, we have a team working to develop additional technology licensing opportunities. The nature of our licensing business, however, will not be a consistent contributor to our sales until a steady state operation occurs and we have planned revenue maintenance for our licenses.

Marketing and Sales

We use both direct and indirect sales channels, as well as strategic commercial partnerships, to sell our various wireless technology solutions.

Over the last years, we reinforced our direct sales teams to address the largest customers in targeted application segments such as: Automotive for tier 1 OEMs (Original Equipment Manufacturers) and aftermarket; Industrial Machine-to-Machine (including control & monitoring, home & commercial security, automatic meter management, sales & payment and vehicle & remote management); and finally, Mobile Professional – fixed voice, mobile computing and personal entertainment. In addition, in 2006, our direct sales and marketing teams were further increased thanks to the people from the acquired business who joined the group. These teams, which regroup sales people, field application engineers and marketing staff amounted to 110 professionals as of December 31, 2006, including. They are based in our three primary geographic regions: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific), the Americas (North America and South America) and in our corporate offices. In 2006, direct sales (for products only) represented 43% of the global Wavecom annual product revenue compared to 45% in 2005.

Our indirect sales channel of distributors, built over the past nine years, as well as an extensive network of “Sales Representatives” in North America are active in promoting our products and services worldwide. This distributor network has a presence in 115 countries and is made up of specialists in electronic components and system design that we train and develop to specifically address our target segments. They allow us to reach a large number of very diverse small and medium sized customers and prospects throughout the world.

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

36    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Customer base

Our current customer base, with whom we have both direct and indirect relationships, is numerous and highly diverse. This, we believe, has led to a revenue stream that is much more stable than in the past when much of our revenues depended on a small number of Asian-based telephone handset manufacturers.

The table below shows our top 10 customers for 2006.

Rank	Customer type/Region	% of total 2006 revenues

1	Distributor/EMEA and APAC	9%
2	Direct-Automotive/Americas	9%
3	Distributor/Americas	6%
4	Direct-Automotive/EMEA	4%
5	Distributor/APAC	4%
6	Direct-M2M/EMEA	4%
7	Distributor/EMEA	3%
8	Direct-M2M/Americas	3%
9	Distributor/EMEA	2%
10	Licensing	2%

Total of top ten customers in 2006		46%

Our distributor customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly vertical applications.

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

(in millions of euros)	2004	2005	2006

Expenditures	€47.1	€24.1	€30.2
As % of total revenues	31%	19%	16%

As of December 31, 2006 our research and development team included more than 240 staff (salaried employees and independent contractors), representing over half of our worldwide workforce. We have research and development teams based in our three regions: at company headquarters in Issy-les-Moulineaux near Paris (France), in Research Triangle Park, Raleigh, NC (USA) and in Hong Kong (China). By having local teams, we can react to our customers’ specific development needs quickly and efficiently and drive regional customization when and where appropriate. Following integration of the Sony-Ericsson modules teams, we consolidated all of our North American R&D staff into a single site, in Research Triangle Park, Raleigh NC (USA), transferring most of our engineers from San Diego to North Carolina and closing the San Diego offices.

WAVECOM – Annual Report Form 20-F 2006    37

Back to Contents

Our research and development department is organized along four line teams, (hardware, software, performance & validation and customer engineering). R&D teams dedicated to new product development are driven by a program management team, through a classical matrix management for lines and projects. program management is a cross-functional organization in charge of managing the whole product life cycle process which reports directly to the Group COO (Chief Operating Officer).

This matrix structure allows us to keep core resources permanently allocated to critical hardware and software development specifically addressing issues in all three of our target applications. We believe that this structure is optimal since it 1) ensures consistency of technical solutions, 2) maximizes reuse of research and development for new products and applications, and 3) ensures uniformity of tools and methods. Research and development teams work on developing new products for each target market; expanding the existing product ranges; and integrating all of the latest telecommunications standards required by our customers, including GSM, GPRS, CDMA, EDGE, W-CDMA and shortly, HSDPA.

Our R&D teams play a critical role in conceptualizing and developing products and solutions in response to customer needs identified by our strategic and product marketing teams. As the company strategy shifts to greater emphasis on software functionalities, it is the R&D software teams that will lead this initiative. The latest versions of our Open AT® operating systems, the OS 6.57, OS 6.61 and Open AT® Software Suite 1.0 were completely developed in-house, by Wavecom engineers who managed all specifications, architecture, development and integration phases. By controlling the software, we can offer an optimal system solution – in terms of system resource consumption and performance– providing the customer with complete flexibility to evolve products and ensuring quick response time, since we do not depend on third party technology providers. This in-house capability makes us different from our competitors who typically outsource development of significant critical software, like the protocol stack for instance.

During 2006 we completed two major projects:

•	the Wireless CPU® Q2686 and the Wireless CPU® Q2687, based on a new ARM9 processor platform, with quad-band capabilities, EDGE and VariSpeed. VariSpeed is a new feature that allows for optimizing power consumption in active phases while consuming less current during idle phases. The VariSpeed feature was made possible by using our OS6.61 which became commercially available in October of 2006;

•	the Wireless CPU® Next Generation Q24 Series, a new platform with 4 versions, GPRS quad-band capabilities with five RF connectivity and SIM holder options, RoHS-compliant, fully compatible with our original Q24 product line, allowing our current customers to move quickly and painlessly to lead-free applications, using our OS6.57 which became commercially available in November of 2006.

We also began two new major projects in 2006:

•	the Wireless CPU® Q26 ULTRA, a new platform based on an ARM926 processor with Bi-mode Edge 2G and W-CDMA 3G capabilities, which we expect to demonstrate in Q2 2007 with engineering samples availability expected by mid-2007;

•	the Wireless Microprocessor® WMP 100/150, based on our new Open AT® Software Suite 1.0, which we first demonstrated in November 2006, and that should be commercially available in June 2007.

Looking forward to 2007 we plan to work on several efficiency and quality-related activities including:

•	pursuing the CMMI (Capability Maturity Model Integration) project. Our goal is to achieve CMMI level 2 certification within the second quarter of 2007 in order to have a deployed control on our software development and then achieve CMMI level 3 in 2008/2009 in order to have processes that ensure tailoring of our organization and improvement process;

•	pursuing the alignment of our three development centers in order to have the same design and development tools to allow for maximum flexibility of resource allocation on projects and advanced studies, and continuing the spread of GSM and CDMA competencies throughout all three of our regions, thus increasing each region’s autonomy and efficiency in customer support;

•	pursuing the extension of our test environments to increase unit testing and integration testing, and developing a customer integration test suite, to help customers smoothly integrate our platforms into their applications;

38    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

•	and introduce our new software architecture from Open AT® Software Suite 1.0, based on BSP (Board Software Package) to allow easy porting of the protocol stack upper layers and Operating System on any hardware and providing flexible I/Os Input/Output management.

Our contract manufacturing partners and relationships

Until the end of 2003, we relied on three separate contract manufacturers to produce our wireless CPU®s and modems: Solectron in Romania, Elcoteq in China and TES Solutions (ex-Thalès) in France. In an effort to achieve manufacturing efficiencies and enhance our competitive position, in October 2003 we made the decision to concentrate all of our outsourced manufacturing with one contract manufacturer, Solectron, using its factory in Suzhou, China. We began the transition to concentrate manufacturing in the first quarter of 2004 and this transition was completed by the second quarter of 2005.

The establishment of a broader commercial relationship with Solectron as our primary manufacturing supplier has enabled us to work more closely with them in the development of key industrial processes and in the provision of new customer services, such as logistics, maintenance, technical support, design services and the launch of new products.

Following the acquisition of the Sony-Ericsson M2M business in the second quarter of 2006, we began working with three new manufacturing partners in Mexico and Taiwan. Only one of these three, Elcoteq in Mexico, will continue to manufacture significant quantities of products for us in 2007.

Although Solectron is the main manufacturer of our wireless CPU® products, we believe that we have the ability to add additional suppliers on relatively short notice should Solectron be unable to meet our product or capacity requirements. For a discussion of the risks related to the use of a single contract manufacturer, see Item 3 in this report, Key Information –Risk Factors.

Component supply

Under the commercial agreement with Solectron, the responsibility for component supply lies with the contract manufacturer, although most major component prices are negotiated directly with suppliers by our purchasing department. Should we reduce or discontinue the manufacture of our products or modify their design in terms of components, the contract manufacturer can invoice us for the cost of the components which are no longer of use. Procurement of components by our contract manufacturer is driven by our forecast for finished products. Usually the components are ordered two to four months before they enter into the production process. Through our contract manufacturer we order components for our products from microchip producers, including NXP Semiconductors, Agere, Intel, ST MicroElectronics, Silicon Labs, Skyworks, Renesas, Trinquint, Spansion and Qualcomm. Non-standard semiconductors based on our designs are produced by Atmel and Ricoh.

Quality assurance and ISO certification

In October, 2006 we successfully completed a follow up audit for our ISO9001: 2000 certification that we first received in November 2005. Our certification is a multi-site certificate (reference: FR05/1246QU) covering our four main locations in France, the U.S. (San Diego offices which we have since closed) and Asia-Pacific (Hong Kong and Beijing). The certification covers the following scope: Development, Sales and Delivery of pre-packaged wireless solutions for Automotive, Industrial and Mobile Professional applications. For 2007, we will include our two newest sites in the follow-up audit: Research Triangle Park, Raleigh, NC (USA) and Camberley (UK) both of which are expected to then be integrated into our ISO certificate.

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

WAVECOM – Annual Report Form 20-F 2006    39

Back to Contents

We integrated an additional contract manufacturer, Elcoteq in Mexico, following the acquisition of the Sony-Ericsson M2M business in 2006. This site is also certified ISO/TS16949.

The ISO9001 certification pushes us toward continued improvement and helps us to focus on one of our major activities: software development using a CMMI (Capability Maturity Model Integration) project. This project which was initiated at the end of 2004, studies the processes for creating software. Our goal is to achieve CMMI level 2 within the first half of 2007 in order to have a deployed control on our software development and then achieve CMMI level 3 in 2008/2009 in order to have processes that ensure tailoring of our organization and improvement process.

Backlog

At December 31, 2006 our product backlog amounted to approximately €51.5 million. All orders received in a currency other than the euro are valued on the basis of the currency exchange rate euro/dollar at the close of the period. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year. Our backlog may vary significantly from time to time depending upon the effect of seasonality on our customers’ business and their levels of inventory, the availability of necessary components, and the capacity of our suppliers, contract manufacturers and subcontractors to satisfy our orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period. During 2005 and 2006 our operations teams successfully reduced our manufacturing cycle time and therefore we were able to deliver product much more quickly than in the past. As such, customers can place orders later and still receive the parts when they want them, which means that we are seeing more “turns” business, or orders that are placed and fulfilled within the quarter.

Competition

We compete primarily with wireless module and modem makers, the primary one being Siemens. We also compete with local producers in the Chinese market, mainly Simcom, in the U.S. market with Enfora and Sierra Wireless, and in Europe and the U.S. with Telit.

We are exclusively focused on supplying wireless-enabling solutions to the vertical markets. We are unique among most of our competitors since we develop our own software whereas our competitors typically outsource software development. With more than 28 million Wavecom wireless CPU®s already sold, our products are field-proven wireless technology solutions for vertical markets. In addition, our products include full essential intellectual property rights protection, an important element that not all our competitors offer.

Our ability to remain competitive in the long term depends significantly on the price, quality, availability and performance of our own products and services. In addition, we must continue to bring new products to market that respond to our customers’ needs for new hardware platforms, software applications, customer services and technical support.

Intellectual property

Our intellectual property strategy involves two critical dimensions: establishing, defending and exploiting proprietary intellectual property developed by our own engineering and research and development teams, and obtaining licenses to third-party intellectual property essential to the development, sale and operation of our wireless communications devices. We have also established policies to promote the development and pursuit of new patents within Wavecom.

Protection of our proprietary intellectual property

We currently hold ninety-three (93) French patents expiring on various dates, the first of which is in 2015. We have filed twenty-eight (28) patent requests which are currently under review including ten (10) in the United States, eleven (11) in European countries, four (4) in China, one (1) in Hong Kong, two (2) in South Africa. In addition, we have initiated one (1) “PCT” (Patent Cooperation Treaty) extension of one of our patents in specific jurisdictions.

Our employment agreements contain provisions intended to protect our trade secrets by forbidding the unauthorized disclosure of confidential information. Our independent contractors are required to enter into confidentiality agreements that also assign us rights to inventions they make during the course of their work while engaged by us. We have also entered

40    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

into non-disclosure agreements to protect our confidential information delivered to third parties in conjunction with possible collaborations and for other purposes.

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

To further promote a “patent spirit” and to encourage and organize the development of patents within the company we created a patent committee in 2003. This committee is led by our Chief Technology Officer. Its activities include the evaluation of invention proposals, to make recommendations on such issues as technical merit, patentability and commercial potential of an invention, providing support in ensuring an adequate protection of a Wavecom patent or other intellectual property rights, and making the final decision to file a patent.

Mandatory licensing policy of the European Telecommunications Standards Institute

The European Telecommunications Standards Institute (“ETSI”) has established a policy that requires owners of intellectual property rights to declare to the ETSI those intellectual property rights which they believe are essential to the use or operation of GSM/GPRS/EDGE-based equipment (Clause 4.1 of ETSI’s IPR Policy). At the time of their declaration, the owners take the commitment to grant irrevocable licenses to third party developers, manufacturers or distributors on terms and conditions that are fair, reasonable and non-discriminatory (Clause 6.1 of ETSI’s IPR Policy).

We believe that most of the patents which are important to us have been declared by their owners to the ETSI and are therefore covered by ETSI’s mandatory licensing policy. These include major historical players who have declared to the ETSI their patents in this field such as Motorola, Philips, Siemens, Alcatel, NEC and also groups such as Ericsson and Nokia.

However, it remains possible that some owners of GSM/GPRS/EDGE-related patents, including patents which may be required for the development, production, sale or use of our products, may not have declared them to ETSI.

CDMA

The GSM standard is not the only standard in effect and some geographical markets are covered by a different standard that is CDMA. Qualcomm holds, directly or indirectly, a large part of the rights for this technology.

Our agreements for cross-licensing, patent non-assertion and licensing

In order to produce and market our GSM/GPRS/EDGE-based Wireless CPU®, we have had to assess whether licenses from third-party patent owners were and are required. Because of the rapid technological evolution and intense competition in our industry, there is a substantial number of patents to consider. Since an exhaustive research to determine all of the relevant patents or to check the validity or “essential” character of each patent, would be cost-prohibitive, we chose from the very beginning to rely on the declarations made to the ETSI (currently more than 4,000 patents declared).

We currently have unilateral or cross-licenses (or non assertion agreements providing a similar coverage) to use the GSM/GPRS/EDGE-essential patents with Motorola, Siemens, Philips, NEC, Alcatel, Nokia, Ericsson and Mitsubishi, and we would expect to negotiate licence agreements or other arrangements with other relevant patent holders as necessary.

We negotiate our licenses progressively in a planned program. As we identify other potentially essential patents, we may need to enter into additional license agreements. Should we fail to identify all patents needed to produce and sell our products or to obtain the required license agreements, we could be found to have infringed the patent rights of third parties. On the other hand, some patents covered by the GSM standard were registered almost 20 years ago and are reaching the limit of the period of protection of the patents which is 20 years.

In addition, as new digital transmission standards develop, we will have to acquire additional licenses for new essential patents. This is actually the case for the new GSM standard evolution called “3G” or “UMTS” which is the third generation of the GSM standard.

In order to produce and market CDMA-based wireless CPU®s, we entered into a cross-license agreement with Qualcomm in May 2002. Under this agreement, Qualcomm has granted us a license to use CDMA essential or “necessary” patents that

WAVECOM – Annual Report Form 20-F 2006    41

Back to Contents

Qualcomm owns or is entitled to license for the CDMA standard in consideration for our payment to Qualcomm of an up-front fee and a royalty percentage based on each CDMA product we sell. In addition, under this agreement, we have granted Qualcomm a royalty-free license to use CDMA essential patents that we own or develop for the CDMA standard.

Capital Expenditures

In 2006, our capital expenditures relate primarily to the acquisition of certain assets of the Sony Ericsson M2M business unit and the acquisition of NexGen Software S.A company for a total amount of €29.7 million (purchase price plus acquisition costs minus cash acquired). In 2006 and in previous years, we also purchased laboratory, testing and computer equipment, principally at our headquarters in France, at our Raleigh Triangle Park office and at our contract manufacturer’s production facility. Total expenditures on property and equipment were €5.5 million in 2006, €1.7 million in 2005 and €2.6 million in 2004. In addition, in 2004, we purchased a minority interest in a U.S. company Arguin Communications, Inc. for a total amount of €1.8 million. In 2004, most of the expenditures were internally financed from cash reserves but we also used long term capital leases to finance our computer infrastructure equipment. All capital expenditures in 2005 and 2006 were internally financed from reserves.

Corporate Information, organizational structure

Wavecom S.A. is the parent company and 100% owner of the following subsidiaries:

•	Wavecom Inc., RTP, NC – USA

•	Wavecom Asia Pacific, Limited, Hong Kong – China (99.99%)

•	Wavecom Northern Europe, Ltd, Camberley – United Kingdom

•	NexGen Software S.A.S. – France

Wavecom S.A. is the headquarters and decision-making center and manages the subsidiaries listed above. It also performs an operational role for the distribution of Wavecom products in Europe, Middle-East and Africa. The two main subsidiaries, Wavecom Inc. and Wavecom Asia-Pacific, Ltd. are responsible for sale of products supplied by Wavecom S.A in their respective regions. Wavecom Northern Europe, Ltd. mainly acts primarily as an agent and a service provider and NexGen Software S.A.S. is a seller of softwares.

Wavecom S.A owns 100 % of the following subsidiaries which were dormant companies as of 31 December 2006:

•	Wavecom Korea Co., Ltd, Seoul – South Korea

•	Wavecom Deutschland GmbH, Darmstadt – Germany

Wavecom active subsidiaries:

•	Wavecom Inc.

As of December 31, 2006 this entity produced revenues of €49.6 million. This company is responsible for the sale of our products in the North and South American markets. It has continued to see strong growth after a long period of development primarily linked to the long sales cycles in this region as well as the need to obtain operator certification in order for our customer’s products to work on the wireless networks. Wavecom, Inc. benefited significantly from the acquisition of the former Sony Ericsson M2M business. This entity obtained the last major operator certifications during the third quarter of 2004. In addition, the company produced a net profit of €173,000 in 2006 compared to a net loss of €131,000 in 2005.

•	Wavecom Asia Pacific, Limited

This entity is responsible for the sale of our products and services in the Asia-Pacific geography

As of December 31, 2006 this entity generated revenues of €35 million and posted and net/operating profit of €651,000.

42    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Sales declined 11% compared to 2005 which is explained by the fact that there were no sales related to the telephone handset business that we exited in 2004 but still we saw some related revenue from in 2005 as well as the decline in sales to the mobile professional market (PDAs and Wireless Local Loop phones). These declines were somewhat offset by sales generated from the acquired M2M business.

•	Wavecom Northern Europe, Limited

This subsidiary was dormant from mid-2004 until April 2006, when we acquired the M2M business that was based in England and transferred certain acquired assets into this subsidiary. Wavecom Northern Europe provides certain services to Wavecom S.A. and acts as its agent in some regions. It produced an operation profit of € 69,000.

•	NexGen Software S.A.S.

This company develops and markets software suites for TCP/IP communication. It generated sales of € 439,000 and the net result was €18,000.

Property, Plant and Equipment

Our headquarters are located in Issy-les-Moulineaux, a suburb of Paris, France, where we occupied approximately 7,000 square meters of leased office facilities as of December 31, 2006. We also currently lease office space in Research Triangle Park (North Carolina, USA), Camberley (UK), Hong Kong (China), Taipei (Taiwan), and Beijing (China). We vacated the Darmstadt (Germany) and the San Diego offices (USA) in 2006.

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

As of July 1, 2006, we migrated all of Wavecom’s legacy products to have lead-free certification according to the European RoHS (Restriction of Hazardous Substances) lead-free content standards. New products were also launched as of July 1, 2006 from the former Sony Ericsson portfolio to meet the European RoHS standards.

Risk Management and Insurance Coverage

Risk Management

The Risk Management function has now been delegated to the Risk Committee. The Risk Committee provides assistance to the CEO, the Audit Committee, and the Board in fulfilling their overall responsibility to monitor the risks the company may face.

Sub-contracting related risks

Although we outsource our production, we encourage our primary contract manufacturers to put in place practices that safeguard the manufacturing processes. These practices include measures designed both to prevent the occurrence of loss and to minimize the losses should an adverse event occur. Our objective is to transfer to our primary sub-contractors, to the greatest extent possible, all exposure to loss in connection with the manufacturing activity they perform for us. The level of risk transferred to the sub-contractor is based upon a number of factors, including the following:

•	the general business practices of our industrial field; and

•	a financial balance between our sub-contractor and us in the assumption of the risks.

When we made our decision to work with one primary contract manufacturer in China, for example, we worked with the manufacturer to prepare a joint Business Continuity Plan (or “Disaster Recovery Plan”) that allocated certain risk management obligations and risks to our company and others to the contract manufacturer.

WAVECOM – Annual Report Form 20-F 2006    43

Back to Contents

Contractual Risks

When major contracts are being negotiated, our Group Legal Director is involved with the operational team in order to evaluate and limit the contractual risks to our company and to confirm that the appropriate type and amount of insurance is in place.

Insurance coverage

In collaboration with one of the main French insurance brokers, we reviewed and renewed our insurance program from 2005 to 2006. The level of insurance coverage and deductibles is substantially identical to the previous program with some enhancements due to both a favorable insurance market as well as our improved financial situation. We pay particular attention to the reputation and rating of our insurers and we only rely on insurers having a rating between A and AAA. Our annual insurance budget is around €1 million.

We determine the level of insurance coverage required by evaluating the major risks, coverage availability and cost. Our insurance policies include the following coverage levels, subject to specified limitations such as deductibles that vary from case to case from €10,000 to €150,000:

•	property damage and related loss of income;

•	general civil and product liability; and

•	directors’ and officers’ liability.

It should be noted that we carefully reviewed our insurance program following the acquisition of the Sony Ericsson M2M business in 2006, including the effect of this acquisition on Wavecom as a whole, particularly due to an increased presence and a more significant portion of revenues in the U.S.

Because of our size, we have not established nor do we consider it necessary to establish an internal insurance entity to act as a reissuer (a captive).

Item 4A:  Unresolved Staff Comments

None.

44    WAVECOM – Annual Report Form 20-F 2006

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

•	Other accruals: Under U.S. GAAP, loss contingencies are recognized in accordance with SFAS 5, Accounting for Contingencies. Liabilities are accrued when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Management makes these estimates primarily with the analyses of internal specialists, if available, or with the support of outside specialists, such as actuaries or legal counsel. Revision of management’s estimates of these loss contingencies may significantly affect future operating results.

•	Allowance for deferred tax assets: We estimate our actual current tax exposure, together with our temporary differences resulting from differing treatment of items, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance during an accounting period, we must include and expense the allowance within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

WAVECOM – Annual Report Form 20-F 2006    45

Back to Contents

•	Software revenue recognition: the Company recognizes revenue from licensing fees when the delivery has occurred, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”,) as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. If the contract for a licensing agreement includes a clause allowing for free updates if and when available and if vendor specific objective evidence of fair value for this post-contract customer support can not be determined at the time the contract is signed, the revenue must be spread over life of the contract. Revenue recognition is complex and certain judgments and estimates affect the application of this policy.

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

Background

We are a global technology company that develops, markets, and sells wireless solutions that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Our highly sophisticated wireless solutions, which are sold as wireless central processing units (Wireless CPU®s – including both smart modems and modules) integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. Our tag line – “Make it wireless” – succinctly describes our business.

With over thirteen years of experience, we have attracted, developed and acquired a talented team of managers and employees who are focused on creating and selling wireless solutions to the enterprise market that includes hardware, software and services. Our engineering teams, that represent more than half of our employees, have highly specialized expertise and know-how in the integration of radio-frequency-designed circuitry, communications software and base band ASICS (Application Specific Integrated Circuits), specifically designed for machine-to-machine processing and communication. Our direct marketing and sales teams and extensive network of value-added distributors, and manufacturer representatives, reach a large number of diverse customers and prospects throughout the world. Although we do not operate our own production facilities, our operations teams have acquired substantial skills over the years in producing and manufacturing our wireless CPUs by working closely with our contract manufacturing partner located in China.

The year 2005 was the first full year that our business was dedicated to embedded industrial wireless applications. Prior to 2005 we actively marketed our solutions to both this market, predominantly in the European, Middle East and Africa region, as well as to the telephone handset market, mainly to customers in the Asia Pacific region. In September 2004, we announced our decision to exit the mobile telephone handset market and deemphasize silicon chipset development. We significantly reduced headcount at that time. Under the direction of our new chief executive officer, Dr. Ronald D. Black, who joined the company in August of 2004, we put in place an organizational structure designed to reflect the change in the company’s strategic direction. This structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). Each of these regions is headed by a Group Vice President who has responsibility for developing customer relations and managing the profitability of the region. The regions are supported from a product standpoint by marketing and technology, research and development, and operations (manufacturing). From an administrative standpoint the overall company is supported by finance, human resources and quality departments.

46    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

The year 2006 – a year of building

On April 26 we announced finalization of the acquisition of certain assets of Sony Ericsson’s M2M Communications Business Unit in a cash transaction that totaled €30 million.

The assets we acquired included a line of wireless modules similar to our own. The acquired business gave us immediate presence in markets and geographies that were complementary to our existing business with numerous synergies and benefits – specifically in scale and bringing us a solid customer base in the North American automotive and fleet management market thus reinforcing our already diverse automotive customer base in Europe. Overall, this acquisition fit well with our long term strategy and vision.

We added three products from the acquired business to our current product offerings, as well as the activities in machine-to-machine research & development, marketing, and sales. Approximately 90 people joined our company, of which around 60 were R&D engineers and 30 were sales, marketing and support professionals. Two senior executives from the former Sony Ericsson business joined our executive committee – one as Chief Operating Officer and the other holds the position of Group V.P. for the Americas region.

The integration of the Sony Ericsson teams into the existing Wavecom structure was successfully completed ahead of the original plan. We believe this acquisition, which was the first in our market, has already added shareholder value, particularly by allowing us to take significantly increase our worldwide market share. As expected, the acquisition put pressure on our short-term profitability particularly in the second half of 2006, but, despite this pressure, we posted profits in each quarter of 2006.

With our new strategy and organization in place, and the restructuring behind us, we returned the company to profitability in the second quarter of 2005, a trend which has continued for eight consecutive quarters. We registered an operating income of €5.6 million and net income of €4.7 million for the full year 2006, compared to an operating and net income in 2005 of €4.0 million and €8.7 million respectively. This year-on-year decline is due to the use of cash in the acquisition of the Sony Ericsson M2M business in April, 2006. In 2004 we had €80.9 million in operating losses and €78.8 million net losses.

For 2006, our total revenues amounted to €188.8 million with product sales representing 96% of the total. Product sales by region were 55% EMEA, 27% Americas and 18% Asia-Pacific. For further information on our recent results, see Item 5 Operating and Financial Review and Prospects.

Reporting by Geographic Business Segment

As a result of our 2004 strategic reorientation and new management structure, we decided to begin reporting our financial results by geographic business segment. Starting from the year ended December 31, 2004, we have included individual segment information for the following geographic segments:

•	Europe, Middle East and Africa (EMEA);

•	Asia-Pacific (APAC); and

•	The Americas.

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

WAVECOM – Annual Report Form 20-F 2006    47

Back to Contents

The table below sets forth revenues and operating losses for each of our segments for the year ended December 31, 2004, December 31, 2005 and December 31, 2006.

Fiscal year 2004 (amounts in € thousands)	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

Revenues	74,817	6,574	70,164	—	151,554
Operating (loss)/income	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)

Fiscal year 2005 (amounts in € thousands)	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

Revenues	74,840	12,473	40,466	1,453	129,232
Operating (loss)/income	7,588	403	1,008	(5,039)	3,960

Fiscal year 2006 (amounts in € thousands)	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

Revenues	100,866	46,892	34,985	6,015	188,758
Operating (loss)/income	9,844	(1,799)	457	(2,855)	5,647

EMEA (Europe, Middle-East and Africa)

Sales in the EMEA region increased by 35% between 2005 and 2006. This is explained by the additional sales coming from the acquired M2M business but also by an increase of 12% of the historical business. 59% of EMEA Sales are carried out through distributors (53% in 2005). EMEA represents 55% of the total company revenue.

Operating results increased by 30% between 2005 and 2006 and remain comparable in term of relative percent of sales at around 10% (11% if we exclude the allocation of part of the amortization of the acquired intangible and acquired technology.)

APAC (Asia-Pacific)

Sales in the Asia-Pacific region decreased by 19% in 2006. APAC presently represents 18% of the total company revenue. This drop in sales for 2006 is mainly due to the absence of sales from our handset business that we exited in September 2004, which represented around €10.5 million sales in 2005. Historically, the handset business was the main activity of this region. It was representing 68% of the sales of the region in 2003 but sales in vertical markets exceeded sales in handsets in 2004, when 42% of revenues came from the handset business while handsets represented only 25% in 2005. Sales for the vertical applications increased by 8% between 2005 and 2006 due to the additional sales from the acquired M2M business. Sales for vertical applications for the historical business declined for 2006 due to lower sales in the mobile professional applications.

The overall operating result for the region decreased from 2005 to 2006 due to lower sales and due to allocation of part of the amortization for the region acquired intangible and acquired technology.

Americas

Sales in the Americas region have increased by 275%, representing 27% of the total company revenue in 2006 (compared to 10% in 2005). This is explained by the additional sales coming from the acquired M2M business but also by an growth of 80% in the historical business.

48    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Despite the increase in sales, the region experienced an operating loss of €1.8 million compared to operating income of €0.4 million in 2005. This decrease is explained by the following elements:

–	A decrease in average gross margin. The gross margin of the acquired business is significantly lower than the gross margin experienced in the historical business. As the lower margin revenue from the acquisition activity made up 53% of total revenues for the region in 2006, the deterioration to average gross margin was more pronounced in the Americas compared to our other regions.

–	Direct operating expenses such as Sales and marketing were significantly higher than last year following the integration of the new teams from the acquired business.

–	An increase in allocated expenses compared to the prior year due to a higher gross profit contribution of Americas relative to the total Company.

Corporate Headquarters

Licenses revenues have been allocated to corporate headquarters. The decrease in the loss of €50 million in 2005 compared to a loss of €2.9 million in 2006 is mainly due to the increased license revenues.

Results of Operations

Fiscal Year 2006 compared to Fiscal Year 2005

Revenues

	Year ended December 31,
(amounts in € thousands)	2005	2006	% change 2005/2006

Product sales	125,952	180,393	43.2%
Percentage of total revenues	97.5%	95.6%
Services revenue	1,827	2,542	39.1%
Percentage of total revenues	1.4%	1.3%
Licensing revenue	1,453	5,823	300.8%
Percentage of total revenues	1.1%	3.1%

Total revenues	129,232	188,758	46.1%

Sales by market

As % of total revenues:	2005	2006

Vertical applications:	91%	100%
PCD (handset) business:	9%	0%

	100%	100%

WAVECOM – Annual Report Form 20-F 2006    49

Back to Contents

Sales by geographic region

As % of total revenues:	2005	2006

Europe, Middle East and Africa:	58%	53%
Asia-Pacific:	32%	22%
Americas:	10%	26%

	100%	100%

Sales by product

(amounts in €000s)	2005	2006	% in 2006

– Embedded wireless CPU	103,327	162,853	86.3
– External wireless CPU	18,051	17,515	9.3
– Flex (chipset solution)	4,574	0,023	0.0
– Services	1,827	2,543	1.3
– License	1,453	5,823	3.1

Total	129,232	188,758	100.0

Sales by application and distribution channel

(amounts in €000s)	2005	2006	% in 2006

Direct Customers :
Automotive	16,378	35,180	18.6
Industrial (Machine-to-Machine)	22,698	37,677	20.0
Mobile Professional	7,586	4,347	2.3
Personal Communication Devices	10,535	0,023	0.0
Indirect Customers :
Distributors(1)	68,755	103,165	54.7

Total Products	125,952	180,392	95.6
Total Services & licensing	3,280	8,366	4.4

Total	129,232	188,758	100.0

(1)	Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly industrial and mobile professional applications.

Total revenues increased 46% year-on-year from €129.2 million in 2005 to €188.7 million in 2006.

Products:

This sales increase is due mainly to the increase in product revenues from €126.0 million to €180.4 million. We had no sales in the PCD (Personal Communication Device or handset business) in 2006, while it represented 9% of total sales in 2005. Sales in the Vertical Applications increased by 56% from €115.4 million in 2005 to €180.4 million in 2006. This is explained largely by the eight months of revenues contributed by the acquired M2M business but also by an increase of around 13% for sales of historical Wavecom products.

50    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

From a geographic standpoint, product sales in the Americas region increased the most, representing 26% of total sales in 2006 versus 10% in 2005. This can be explained not only by the additional business generated by the acquired M2M business which was particularly strong in the Americas region but also by a strong increase from the historical activity.

By application, the greatest increase was in the automotive area, mainly due to the contribution of the acquired business. On the other hand, sales to Mobile Professional applications decreased from 2005 to 2006 due to the fact that one customer that represented a significant portion of revenues in the first quarter of 2005 encountered technical difficulties that were unrelated to Wavecom and no longer contributed to sales in the last three quarters of 2005 nor for any of 2006. This decline was partly compensated by sales in 2006 for Wireless Local loop applications. Sales in Machine-to-Machine applications and to distributors were strong marking an increase from 2005 to 2006 of 66% and 50%, respectively.

Services:

Technology development and other service revenues are generated from the sale of technical support to customers in order to assist them in the integration of our products into their end-products but also from service offerings that Wavecom develops.

Licensing:

In 2005, Wavecom signed a licensing contract for its software and silicon technology. Out of the €3.4 million revenue from this contract, €1.5 million was recognized over the last three quarters of 2005 and €1.9 million was recognized in 2006.

In 2006, Wavecom signed and completed another licensing contract for its software and silicon technology for a license fee of €3.9 million. All the revenues associated with this license were recognized in 2006.

Customer Concentration:

No single customer represented more than 9% of total revenues on an annual basis in 2006. The top ten customers combined represented 46% of 2006 total revenues.

Backlog: 12 months backlog as of December 31, 2006 stood at €55.1 million.

Cost of revenues

	Year ended December 31
(amounts in € thousands)	2005	% sales	2006	% sales	% change 2005/2006

Cost of revenues
Cost of goods sold	69,094	54.9%	105,775	58.6%	53.1%
Cost of services and licensing	842	25.7%	2,723	32.6%	223.4%

Total cost of revenues	69,936	54.1%	108,498	57.5%	55.1%

Gross Profit
On goods sold	56,858	45.1%	74,618	41.4%	31.2%
On services and licensing	2,438	74.3%	5,642	67.4%	131.4%

Total Gross profit	59,296	45.9%	80,260	42.5%	35.4%

Cost of goods sold: Total cost of goods sold consists primarily of the cost of components, our contract manufacturer’s charges, essential intellectual property royalties, warranty expenses, and depreciation.

The total cost of goods sold increased by 53.1% from €69.1 million for 2005 to €105.8 million for 2006, principally due to higher levels of product sales.

WAVECOM – Annual Report Form 20-F 2006    51

Back to Contents

Cost of services and licensing: Total costs of services and licensing increased from 2005 to 2006 as a result of the development of these activities as well as to significant costs recorded by the company to support one of its development agreements.

Gross profit: Gross profit increased by 35.4% from €59.3 million for 2005 to €80.3 million for 2006. As a percentage of sales, 2006 gross profit amounted to 42.5% versus 45.9% in 2005. This year-on-year decline was largely related to the low-margin products from the acquired M2M business, partly offset by an increase in licenses revenues with higher margins.

Operating expenses

	Year ended December 31
(amounts in € thousands)	2005	% of revenues	2006	% of revenues	% change 2005/2006

Research and development	24,066	18.6%	30,250	16.0%	25.7%
Sales and Marketing	11,725	9.1%	14,706	7.8%	25.4%
General and Administrative	17,861	13.8%	25,187	13.3%	41.0%
Acquired in process technology	—	—	1,450	0.8%	—
Amortization of acquired intangible assets	—	—	3,020	1.6%	—
Restructuring costs	1,684	1.3%	—	—	—

Total	55,336	42.8%	74,613	39.5%	34.8%

Total operating expenses were €74.6 million in 2006, compared to €55.3 million in 2005, increasing by 35%. The main explanation of this increase is linked to the eight months of additional expenses for the acquired M2M business. Following this acquisition, around 90 people joined the group, representing an increase of 27% of the headcount versus end of 2005.

2006 expenses also include a non-cash expense of €2.1 million, related to stock-based compensation as required by implementation of SFAS 123R. Stock-based compensation was not required to be expensed under US GAAP for the year 2005. These expenses were recorded in the lines Research and Development, Sales and Marketing, and General and Administrative.

Operating expenses for Research and Development, Sales and Marketing, and General and Administrative all increased as compared to 2005 by 26%, 25% and 41% respectively. Excluding the stock-based compensation, the increase would have been 25%, 21% and 34%, respectively. The higher increase in General and Administrative is due to higher bad debt expenses mainly in Asia and expenses associated with the M2M business acquisition. The increase in Research and Development and Sales and Marketing is mainly related to the acquired activity.

In addition, in 2006 there were a number of accounting charges related to our recent acquisition that adversely impacted our operating result. In accordance with SFAS 141, certain intangible assets and in-process technology were identified within the former M2M business. As of December 31, 2006, in-process technology has been valuated at €1.5 million which was expensed in the second quarter 2006, and the acquired intangible assets have been valuated at €13.3 million, and will be depreciated over a period of 1 to 4 years, resulting in a depreciation charge of € 3.0 million in 2006.

No significant restructuring costs were recorded in 2006. The restructuring costs recorded in 2005 were the remaining costs related to the 2004 restructuring plan as a result of the company decision to exit the handset market.

Other income (expense)

Interest and other financial income, net: We recorded net interest and other financial income of €1.1 million in 2006, compared to €1.0 million in 2005, reflecting principally higher interest rates.

Foreign exchange gain (loss): We had a net foreign exchange loss of €1.9 million in 2006 compared with a net gain of €4.1 million in 2005, reflecting the foreign exchange loss on US dollar-denominated transactions and balance sheet items only partly compensated by the impact of our hedging program.

52    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Income tax expense (benefit): Our €125,000 net tax expense in 2006 (€395,000 net tax expense in 2005) was the result of the income tax expense of the parent company (€32,000) and of its subsidiaries (€98,000) and other taxes resulting in a net credit of €5,000.

Fiscal Year 2005 compared to Fiscal Year 2004

Revenues

	Year ended December 31,
(amounts in € thousands)	2004	2005	% change 2004/2005

Product sales	149,974	125,952	(16.0%)
Percentage of total revenues	99.0%	97.5%
Services revenue	1,580	1,827	15.6%
Percentage of total revenues	1.0%	1.4%
Licensing revenue		1,453
Percentage of total revenues		1.1%

Total revenues	151,554	129,232	(14.7%)

Sales by market

As % of total revenues	2004	2005

Vertical applications	80%	91%
PCD (handset) business	20%	9%

	100%	100%

Sales by geographic region

As % of total revenues	2004	2005

Europe, Middle East and Africa	50%	58%
Asia-Pacific	46%	32%
Americas	4%	10%

	100%	100%

WAVECOM – Annual Report Form 20-F 2006    53

Back to Contents

Sales by product

(amounts in € thousands)	2004	2005	% in 2005

Embedded wireless CPU®	125,674	103,327	80.0
External wireless CPU®	20,057	18,051	14.0
Flex (chipset solution)	4,242	4,574	3.5
Services	1,581	1,827	1.4
License	—	1,453	1.1

Total	151,554	129,232	100.0

Sales by application and distribution channel

(amounts in € thousands)	2004	2005	% in 2005

Direct Custumers:
Automotive	15,880	16,378	12.7
Industrial (Machine-to-Machine)	23,821	22,698	17.5
Mobile Professional	20,002	7,586	5.9
Personal Communication Devices	29,483	10,535	8.2
Indirect Customers:
Distributors(1)	60,788	68,755	53.2

Total Products	149,974	125,952	97.5

Total services and licensing	1,581	3,280	2.5

Total	151,554	129,232	100.0

(1)	Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly industrial and mobile professional applications.

Total revenues declined by 15% year-on-year from €151.6 million to €129.2 million. At constant currencies, Wavecom revenues would have declined by 16% year-on-year.

The decline in revenues is largely linked to the decrease of our handset business. Product sales to PCD (Personal Communication Devices) decreased by 64% from €29.5 million in 2004 to €10.5 million in 2005, following our exit from this activity at the end of 2004.

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

Services: Technology development and other service revenues are generated from the sale of technical support to customers in order to assist them in the integration of our products into their end-products. We offer these services in order to promote the sale of our products.

No single customer represented more than 11% of total revenues on an annual basis in 2005. The top ten customers combined represented 53% of total 2005 revenues.

Backlog: Backlog as of December 31, 2005 raises to €39.1 million. Future orders for vertical applications made up 91% of this backlog and 23% of the orders came from a customer who is in a court-supervised reorganization since February 2006. Part of these orders has been delivered during the year 2006, upon reception of payments before the delivery.

54    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Cost of revenues

	Year ended December 31
(amounts in € thousands)	2005	% Product sales	2006	% Product sales	% change 2005/2006

Cost of revenues
Cost of goods sold	107,134	71.4%	69,094	54.9%	(35. %)
Cost of services and licensing	8,391	531.1%	842	46.1%	(90. %)

Total cost of revenues	115,525	76.2%	69,936	54.1%	(39.5%)

Gross Profit
On Products	42,840	28.6%	56,858	45.1%	32.7%
On services and licensing	(6,811)	(431.1%)	2,438	74.3%	(135.8%)

Total Gross profit	36,029	23.8%	59,296	45.9%	64.6%

Cost of goods sold: Total cost of goods sold consists primarily of the cost of components, our manufacturer’s charges, essential intellectual property royalties, warranty expenses, and depreciation.

The total cost of goods sold decreased by 35.5% from €107.1 million for 2004 to €69.1 million for 2005, principally due to lower levels of product sales.

Cost of services: The variation of margin on services is explained by the fact that the Company progressively records the costs of services regarding their realization whereas revenues are recorded only when the project is completed for the customer. In 2004 we supported the cost for handset projects in Asia.

Gross profit: Gross profit increased by 64.6% from €36 million for 2004 to €59.3 million for 2005 in spite of the decrease in revenues. This improvement of the gross profit as a percent of sales from 23.8% to 45.9% is a result of the Company refining its product portfolio to exit low-margin products and improving its product management process and a benefit of €4.3 million from the sale of obsolete products previously written off, the sale of equipment and the reversal of accruals that were no longer needed. Without the above benefit, the 2005 gross profit as a percentage of sales would have been 42.6%. In addition, in 2004, the write-off of excess inventories and inventory revaluation reduced gross profit by approximately €13 million. Excluding these costs, gross profit as a percentage of sales for 2004 would have been approximately 32%.

The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

	Year ended December 31
(amounts in € thousands)	2005	% of revenues	2006	% of revenues	% change 2005/2006

Operating expenses
Research and development	47,083	31.1%	24,066	18.6%	(48.9%)
Sales and Marketing	15,685	10.3%	11,725	9.1%	(25.3%)
General and Administrative	30,122	19.9%	17,861	13.8%	(40.7%)
Impairment of tangible and intangible assets	1,768	1.2%	—	—	—
Restructuring costs	22,247	14.7%	1,684	1.3%	(92.4%)

Total	116,905	77.1%	55,336	42.8%	(52.7%)

WAVECOM – Annual Report Form 20-F 2006    55

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

General and administrative: General and administrative costs in 2005 declined as compared to 2004. In 2004, we had expenses which we did not incur in 2005 such as a provision for losses associated with formerly leased premises for a total of €4 million.

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

Other income (expense)

Gain on sales of long-term investments: We sold our shares of Cambridge Silicon Radio in 2004 resulting in a capital gain of €1.2 million. We had no such sales in 2005.

Interest and other financial income, net: We recorded net interest and other financial income of €1.0 million in 2005, compared to €1.5 million in 2004, reflecting principally lower interest rates.

Foreign exchange gain (loss): We had a net foreign exchange profit of €4.1 million in 2005 compared with a net loss of €578,000 in 2004, reflecting (i) the foreign exchange gains on US $ denominated transactions and balance sheet items and (ii) the positive impact of our hedging program.

Income tax expense (benefit): Our €395,000 net tax expense in 2005 (€13,000 net tax expense in 2004) was the result of withholding tax (€351,000), the income tax expense of our subsidiaries (€92,000) and other taxes resulting in a net credit of €48,000.

56    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Selected quarterly operating results

The following table sets forth selected unaudited quarterly operating results for each of the eight fiscal quarters in the two-year period ended December 31, 2006. We have derived this information from our unaudited interim consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements. The results of operations for any quarter are not necessarily indicative of the results that might be expected for any future period.

	Three months ended
(unaudited) (in thousands, except share and per share amounts)	March 31, 2005(1) Restated	June 30, 2005(1) Restated	Sept. 30 2005(1) Restated	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30 2006	Dec. 31, 2006

Revenues:
Product sales	€34,868	€30,306	€31,289	€29,490	€27,462	€49,187	€54,992	€48,753
Technology development and other services	110	420	614	682	270	216	408	1,647
Licensing revenue	—	484	484	484	484	484	485	4,369

Total revenues	34,978	31,210	32,387	30,656	28,216	49,887	55,885	54,769

Cost of revenues:
Cost of goods sold	21,037	16,050	16,442	15,565	13,066	28,762	35,206	28,741
Cost of services	60	334	220	228	176	697	802	1,048

Total cost of revenues	21,097	16,384	16,662	15,793	13,242	29,459	36,008	29,789

Gross profit	13,881	14,826	15,725	14,863	14,974	20,428	19,877	24,980
Operating expenses:
Research and development	5,869	6,034	5,646	6,517	5,901	8,119	8,467	8,634
Sales and marketing	3,048	2,910	2,757	3,009	2,886	4,405	4,464	5,098
General and administrative	4,514	4,513	4,463	4,370	5,568	5,847	6,325	7,448
Acquired in process technology	—	—	—	—	—	1,400	—	50
Restructuring costs	2,086	(711)	233	78	—	—	—	—

Total operating expenses	15,517	12,746	13,099	13,974	14,355	19,771	19,256	21,230

Operating income (loss)	(1,636)	2,080	2,626	889	619	657	621	3,750
Interest and other financial income (expense), net	1,701	2,216	712	500	(361)	(471)	618	(604)
Income (loss) before minority interests and income taxes	65	4,296	3,338	1,389	258	186	1,239	3,146
Minority interests	—	—	—	—	—	—	—	—
Income (loss) before income taxes	65	4,296	3,338	1,389	258	186	1,239	3,146
Income tax expense (benefit)	378	21	8	(12)	54	19	20	34

Net income (loss)	€(313)	€4,275	€3,330	€1,401	€204	€167	€1,219	€3,112

Basic net income (loss) per share	€(0.02)	€0.28	€0.22	€0.09	€0.01	€0.01	€0.08	€0.20
Diluted net income (loss) per share	€(0.02)	€0.28	€0.21	€0.09	€0.01	€0.01	€0.08	€0.19
Shares used in computing basic net income (loss) per share	15,349,945	15,349,945	15,349,945	15,358,882	15,375,468	15,384,077	15,385,077	15,390,765
Shares used in computing diluted net income (loss) per share	15,349,945	15,491,724	15,774,128	15,881,053	15,782,195	15,946,575	15,905,833	16,008,840

(1)	Total revenue, Gross profit, Operating income, Income before minority interest and income taxes, Income before income taxes and Net income for the three months ended March 31, 2005, June 30, 2005 and September 30, 2005 have been restated to modify the accounting of licensing revenue to be spread over 21 months, starting April 1, 2005 to be fully compliant with SOP 98-4 (Software revenue recognition rules under US GAAP); instead of being recorded in March 2005, date of the delivery of the license.

We believe that period-to-period comparisons of our operating results are not necessarily meaningful. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. You should not rely on them to predict future performance. Our revenue may fluctuate due to the amount of new customer orders and the timing of production and delivery of these new orders. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of the timing of these orders and our development of new products and technologies. For a discussion of factors which may affect our quarterly and annual operating results, see Item 3. Key Information – Risk Factors. Our quarterly revenues fluctuate significantly and may affect the price of our ordinary shares and ADSs.

WAVECOM – Annual Report Form 20-F 2006    57

Back to Contents

Liquidity and capital resources

We had positive cash flow from operations of €30.0 million in 2006 compared to positive cash flow of €2.9 million in 2005. This positive cash flow is due to operating profit and the improvement on some balance sheet lines such as accounts receivable and accounts payable.

The negative cash flow from investing activities of €35.1 million in 2006 is mainly due to the acquisition of the M2M division of Sony Ericsson and to the purchase of tangible assets.

We had working capital (defined as current assets less current liabilities) of €42.8 million at December 31, 2006, a decrease from €57.0 million at December 31, 2005.

At December 31, 2006, our debt and capital lease obligations (including the current portion), amounted to €618,000, compared to debt and capital lease obligations of €397,000 at the end of 2005. We had €54.8 million in cash, cash equivalents and short-term investments at December 31, 2006 compared to €60.7 million at December 31, 2005.

Based on our current plans, and including pending and/or recent transactions, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this report. If our plans change, or if we do not achieve profits or if our profitability is significantly lower than anticipated, we may need additional financing.

Research and development

For information regarding our research and development programs and expenses, see Item 4. Company Information – Business Overview.

Off-balance sheet arrangements

At December 31, 2006, we had no off-balance-sheet arrangements (as defined in Item 5E of Form 20-F) that had or are reasonably likely to have a current or future effect that would be material to investors.

Tabular disclosure of contractual obligations

Our contractual obligations as of December 31, 2006 consist principally of obligations under capital leases, operating leases, and other short-term obligations (commitments with third-party manufacturers and bank guarantees).

Payments due by period (amounts in million)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Capital lease obligations	€0.6	€0.2	€0.4	—	—
Operating leases	22.0	4.4	9.1	€7.1	€1.4
Other long term liabilities	29.7	26.1	—	3.6

Total contractual cash obligations	€52.3	€30.7	€9.5	€10.7	€1.4

At December 31, 2006, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the first half of 2007. These purchase commitments totaled approximately €26.1 million.

At December 31, 2006, the company had issued a bank guarantee of $2,000,000 million in favor of one sub-contractor which expires in July 2007.

In October 2005, we signed a commitment with some of our executive committee members for the payment of a special bonus in April 2007, if the members were still employed by us as of March 31, 2007. The total estimated amount of these bonuses is €2.7 million (including social charges) and have been expensed for an amount of €428,000 in 2005, and for €1,835,000 in 2006, the remaining will be expensed in 2007.

58    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Interest rate risk

At December 31, 2006 and 2005, we had no cash nor cash equivalents invested in short-term money-market accounts bearing variable rates of interest (€47.6 million at December 31, 2004). We had €3.6 million of pledged securities invested in short-term money market accounts. We had no variable rate debt at December 31, 2006.

Impact of currency fluctuations

We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2006, we recorded 50% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 49.4% of our cost of revenues and operating expenses in 2006. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. With regard to our assets denominated in non-euro currencies, we incurred a net foreign exchange loss of €1.9 million in 2006, a net foreign exchange gain of €4.1 million in 2005 and net foreign exchange loss of €578,000 in 2004.

If the euro had appreciated by 10% compared to the U.S. dollar during the year ended December 31, 2006, our revenues would have been €8.6 million lower and our expenses would have been €8.0 million lower, resulting in an operating loss of €559,000 greater than the published result. Our net foreign exchange position is described in Note 5 to our consolidated financial statements.

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

WAVECOM – Annual Report Form 20-F 2006    59

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

The Chairman of the Board of Directors organizes and manages the activities of the Board of Directors. In addition, the chairman is responsible for the proper functioning of the company’s management bodies and, in particular, must verify the ability of the board members to perform their mission.

Under our By-Laws, each director is elected by the shareholders at an ordinary general meeting for a maximum three-year term. Each director must own at least one Wavecom share. Under French law, a director may be an individual or a corporation. Throughout most of 2005 our Board consisted of ten directors, one director resigned in September 2005, a second director resigned in February 2006 and, at his request, a third director was not renewed in his directorship at the May 17 2006 shareholder meeting. As of March 31, 2007 our Board consists of 7 directors. Directors may resign at any time and their functions as members of the Board of Directors may be terminated at any time by the shareholders at a general meeting. Directors must resign at the age of 65. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, members of the Board of Directors are not entitled to damages, except in certain circumstances.

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

Under French commercial law and our By-Laws, any transaction we enter into (either directly or indirectly or through an intermediary) in which a member of our Board of Directors, or our Chief Executive Officer, or one of our shareholders holding more than 10% of the voting rights (or, if it is a company, the company controlling it) has a direct or indirect interest and that is not in the ordinary course of business and/or is not at arm’s length is subject to the prior consent of our Board of Directors. The same applies for transactions between the company and another company, whenever one of our directors or our Chief Executive Officer is the owner, a partner, a manager, director, Chief Executive Officer, member of the directorate (directoire) or supervisory board (conseil de surveillance) of such company. Such transactions have to be reported to the chairman by the concerned person when, due to their subject matter or their financial impact, they are significant for neither party. Furthermore, the types and the purposes of these transactions must be communicated by the chairman to the Board of Directors and to the statutory auditors. The interested director is not taken into account for the quorum calculation and his or her vote is not taken into consideration for the calculation of whether the transaction has been approved by the Board of Directors. Any such transaction concluded without the prior consent of our Board of Directors can be nullified if it causes prejudice to us. The interested director, or Chief Executive Officer, can be held liable on this basis. Our statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to our shareholders for approval at their next meeting. In the event that the

60    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

transaction is not ratified by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested director or Chief Executive Officer, as the case may be, and, in some circumstances, the other members of the Board of Directors, liable for any damages we may suffer as a result. In addition, the transaction may be cancelled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its Board of Directors who is a natural person and/or its managing directors, Chief Executive Officer or Deputy Chief Executive Officer, if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as a board member.

The following table sets forth the names of the directors of Wavecom who served on the Board in 2006, their current positions with Wavecom, the dates of their initial appointment as directors and the expiration dates of their current term. Dates specified for directors representing corporations relate to the entity represented. Each director’s term expires on the date of the annual general meeting of shareholders as indicated in the table below that approves our accounts for the previous year. Cumulative voting is not permitted.

Name	Age	Current position	Initially appointed	Term expires

Michel Alard	51	Chairman of the Board	1993	2007
Ronald D. Black	43	Director & Chief Executive Officer	2004	2007
Aram Hékimian	49	Director & Deputy Chief Executive Officer	1993	2007
Jean-François Heitz*	57	Director	2005	2008
Bernard Gilly*	50	Director	1999	2008
Stephen Imbler*	55	Director	2000	2008
Anthony Maher*	61	Director	2003	2009

*	Indicates Directors who are considered “independent” under applicable rules and regulations

Seven board meetings were held in 2006 (compared to eight board meetings in 2005) with an average attendance rate of 70% (which is an improvement compared to the 62% of 2005) with a strict criterion of physical (or videoconference) attendance, but rising to 89% with telephone attendance (which is an improvement compared to the 78% of 2005).

WAVECOM – Annual Report Form 20-F 2006    61

Back to Contents

The day-to-day operations of Wavecom are managed by our team of executive officers, managed by our Chief Executive Officer. The following table sets forth the name and current position of each of our executive officers as of the date of this report:

Name	Age	Current position	Current position since	Year joined Wavecom

Ronald D. Black	43	Chief Executive Officer	2004	2004
Aram Hékimian	51	Deputy Chief Executive Officer	2004	1993
Olivier Beaujard	38	Group VP, Business Development	2005	1999
Chantal Bourgeat	42	Group VP, Finance & Administration and Chief Financial Officer	2004	2002
Luc Degaudenzi	44	Group VP, Research & Development	2006	2004
Didier Dutronc	47	Group VP, Asia-Pacific Region and Managing Director Wavecom	2004	2003
Philippe Guillemette	41	Group VP, Marketing and Chief Technology Officer	2005	1993
Etienne Menut	55	Group VP, Human Resources	2003	2002
Claire Oliver	45	Group Director of Quality	2005	1999
Pierre Piver	47	Group VP, Automotive.	2006	2003
Frank Souguir	48	Group VP, and Head of Europe, Middle-East and Africa region	2004	2004
Pierre Teyssier	42	Group VP, Operations	2004	2001
Hugues Waldburger	45	Director Performances and Validation	2006	2003
Anders Franzén	46	Group VP, and Chief Operating Officer	2006	2006
Stefan Lindvall	43	Group VP, Head of Americas Region	2006	2006
Dominique Cyne	49	Group VP for Research and Development	2006	2002

There are no family relationships between any of the directors or executive officers of Wavecom.

Directors

Michel Alard, 52, has served as Chairman of the Board since he co-founded Wavecom in 1993. From 1988 to 1993, Mr. Alard was GSM project manager for Matra Communications, a telecommunications equipment company. Before joining Matra, Mr. Alard was joint head of research and development for CCETT, a joint telecommunication research center of France Telecom and TéléDiffusion de France (TDF). From 1979 to 1982, Mr. Alard was a research engineer at SFP (Société Française de Production) and TDF, and was involved in television broadcasting. Mr. Alard has engineering degrees from the École polytechnique and the École nationale supérieure des télécommunications. Mr. Alard also serves on the Board of Directors of ILOG, S.A., a French software company listed on Nasdaq and the Euronext (Eurolist), Paris. Other Wavecom Group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); and Wavecom Korea Co. Ltd. (South Korea).

Ronald D. Black, 43, Chief Executive Officer, joined Wavecom on August 16, 2004. He is also Director of Wavecom, Inc. Before Wavecom, Dr. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks. Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector. In that position, he oversaw several product areas, including microprocessors, memories and transceivers. Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y. Dr. Black also serves as director on the board of PowerDsine and Inside Contactless.

62    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Bernard Gilly, 50, has served as a Director of Wavecom since April 1999. Since November 2005, Bernard Gilly is President and General Manager of Fovéa Pharmaceuticals, a biopharmaceutical company specialized in the development and commercialization of retina medical treatments. From December 2000 to October 2005 Mr. Gilly has been a partner in the Life Sciences team of Sofinnova Partners, a European venture capital fund, having joined them in December 2000. From 1992 to 2000, he served as Chief Executive Officer of Transgene, a French biotechnology company listed on Nasdaq and the Euronext (Eurolist), Paris. From 1994 to June 1997, Dr. Gilly also served as Research Director of bioMérieux. Prior to that, he served in various capacities at Pasteur Mérieux, including that of Vice President, Research and Development, from 1990 to 1994. He received his doctoral degree in bioeconomics from the University of Rennes, and holds an AMP from INSEAD. Other outside directorships include: High Deal, a privately-held French company; Faust Pharmaceuticals, a privately-held French company; CNRS, a French public institute.

Jean-François Heitz, 57, has been a board member of Wavecom since May 26, 2005. He was formerly Deputy Chief Financial Officer, from 2000 to 2003, for Microsoft Corporation U.S.A. He originally joined Microsoft France in 1989 where he served as Deputy General Manager from 1989 to 1991, then as General Manager, Business Operations from 1991 to 1994 and as Director F&A, Southern Europe from 1993 to 1994. In 1994, he joined the group headquarters in the USA as an Assistant Treasurer then later was promoted to Corporate Treasurer for the group in 1998. Before Microsoft, he held several positions in the Matra group (currently part of the Lagardère Group) from 1980 to 1989. He served as assistant to the CEO (Civilian Activities), as Group controller for the Automation Division, as VP Finance & Legal for Matra Datavision Inc, President of Matra Technology Inc and as CFO of the Systems Division. From 1978 to 1980 he worked as head of sales and marketing for Unitec Wemco Europe. He began his career in 1974 with the group Air Liquide as an Operations Research Engineer. Mr. Heitz is a graduate of the École nationale supérieure des Mines de Paris graduating Magna Cum Laude. He holds a Master of Science in Industrial Engineering from Stanford University, where he graduated Magna Cum Laude. He completed a program of Corporate Financial Management at Harvard University. Mr. Heitz is also a member of the Board of Directors of Business Objects, Arc International, Bull, TIR Systems and Total Immersion.

Aram Hékimian, 51, a co-founder of Wavecom, has served as a Director since 1993 and is currently the Deputy Chief Executive Officer (Directeur Général Délégué). In this role he has direct responsibility for strategic projects as defined by the C.E.O. and Board of Directors. He was head of the software department for Matra Communications from 1984 until 1993. Prior to joining Matra, he was a software engineer at Marben, a software engineering company, and CS Telecom, a company active in the field of telecommunications and railway signaling systems. Mr. Hékimian has a master’s degree in science and technology from the University of Paris XII. Other Wavecom group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); Wavecom Korea Co. Ltd (South Korea); Wavecom Northern Europe Ltd (U.K.); and Wavecom Deutschland GmbH (Germany).

Stephen Imbler, 55, has served as a director of Wavecom since March 2000. He is currently CFO for Nextag, a U.S. consumer internet company. Mr. Imbler was President and Chief Operating Officer of Liquid Audio and served on the Board of Directors until April 2003. He previously served as President and Chief Operating Officer of Hyperion Solutions through the end of 2001, and as Advisor to the company through August 2002. Prior to the 1998 merger between Arbor Software and Hyperion Software that created Hyperion Solutions, Mr. Imbler held the position of Senior Vice President and Chief Financial Officer at Arbor Software for three years. Mr. Imbler previously served as Vice President and Chief Financial Officer of Quick Response Services, Inc. during 1994 through 1995; Vice President, Finance at Oracle Corporation 1987 through 1993; and various positions at Peat Marwick Mitchell (now KPMG) from 1978 to 1987. Mr. Imbler received a master’s degree in public accounting from the University of Texas and a bachelor’s degree in piano performance from Wichita State University.

Anthony Maher, 61, joined the Wavecom Board of Directors in May of 2003. Mr. Maher had a long professional career at Siemens, having joined them in 1978. Throughout his career at Siemens, he held various positions in software development and integration, system engineering, architecture and processor design both in Germany and the U.S. From October 1997 until February 2002, Mr. Maher served as a member of the Managing Board for Siemens Information and Communication Networks Group. In this role he was first responsible for all ICN European business, then later the U.S. operations. He was the founding chairman of Mustang Ventures, a venture capital unit at Siemens for wireless and wireline business. He also served as Chairman of the board of Unisphere Networks, Inc. (a Siemens-owned company), which was later acquired by Juniper Networks. He currently is a director of Xtellus and Broadlight both privately-held companies), Alvarion Ltd. (a publicly-held company) and serves on the supervisory Board of Adva Optical A.G. (a publicly-held company). He began his professional career with Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design as

WAVECOM – Annual Report Form 20-F 2006    63

Back to Contents

well as system engineering on 4ESS. He graduated cum laude with a Masters degree in Electrical Engineering and Physics from the University of Illinois in 1969.

Ulrich Schumacher resigned in February 2006 and Delphis (represented by Marc Fourrier) did not renew its mandate at the Annual Shareholders’ Meeting on May 16, 2006.

Executive officers

Ronald D. Black, 43, Chief Executive Officer, joined Wavecom on August 16, 2004. He is also Director of Wavecom, Inc. Before Wavecom, Dr. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks. Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector. In that position, he oversaw several product areas, including microprocessors, memories and transceivers. Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y.

Olivier Beaujard, 38, Group Vice President, Business Development joined Wavecom in 1999 to head up Product Marketing where he set up the company’s marketing activity. In 2000 he was promoted to Director of Corporate Business Development. In January 2004 he served as Marketing Director for the Vertical Applications Business Units and became Group VP of Business Development in 2005. He is a member of the Executive Committee of Wavecom group. Previously Mr. Beaujard had international Sales experience in the value added services platforms for telecommunications networks at FERMA. Mr. Beaujard also worked in the smart card industry for GEMPLUS were he was responsible for the GSM standardization at ETSI. Mr. Beaujard graduated from the Institut national polytechique of Grenoble (INPG-ENSERG) with an electronics and telecommunications engineer diploma. He also holds an MBA with honors of ESSEC business school.

Chantal Bourgeat, 42, Chief Financial Officer and Group Vice President for Finance and Administration, joined Wavecom in October 2002 as Director of Finance and Administration and she was named Chief Financial Officer and Group VP, Finance and Administration in September 2004. She is in charge of accounting, business analysis, Investor Relations, legal and administrative departments for the group. Prior to joining Wavecom, from 1991 to 2000 Ms. Bourgeat held a number of positions in the finance structure of Monsanto. Her long career at Monsanto included responsibility in business analysis, consolidation, treasury, tax planning and the acquisition or sale of business. She was then Finance Director for Europe and Africa for Merisant (Former Canderel division of Monsanto). Ms. Bourgeat has a background in audit and served as an external auditor at KPMG Audit from 1987 to 1991. She holds a degree in Business Analysis from the École supérieure de commerce de Paris (1987) and a DECF.

Dominique Cyne, 49, Group Vice President for Research and Development, joined Wavecom in September of 2002 as APAC Engineering Director. He took on responsibility of Wavecom’s Hardware Development in September 2005. Immediately prior to joining Wavecom, he served as Hardware and Radio Frequency Division head of Research and Development for Mitsubishi Electric France. From 1992 to 1998 he worked for France Telecom LET (Laboratoire d’Essais des Télécommunications) as “Digital Radio Communication” Department manager. Mr. Cyne has a degree from INSA, Rennes.

Luc Degaudenzi, 44, Group Vice President for Program Management, joined Wavecom in January of 2004 as Group VP for the Systems & Silicon Product Division. He now serves V.P. for Program Management. He had responsibility for all of Wavecom’s Research and Development department from September of 2004 to March 2006. He is a member of the Wavecom Executive Committee. Immediately prior to joining Wavecom, he served as head of Research and Development for Sony Digital Telecom Europe (called then Sony Ericsson Mobile). From 1997 to 2000 he worked for Alcatel Mobile phones in France as a Projects Department manager. Mr. Degaudenzi previously worked also for AEG Mobile Communications in Germany, and The Boston Consulting Group in Paris. He has a degree from ENST, Paris and an MBA from INSEAD.

Didier Dutronc, 47, Group Vice President and Head of Asia-Pacific Region and Managing Director of Wavecom Asia Pacific Ltd. Prior to taking this position in September of 2004 he was Group V.P. of the Personal Communications Device Business Division. Mr. Dutronc joined Wavecom in March 2003. He is a member of the Executive Committee of the

64    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Wavecom group. Prior to joining Wavecom, he served as Worldwide VP Sales and Marketing for Alcatel Optronics (1997 – June 2000) and served as President and CEO of Alcatel Optronics, Inc., in Dallas, Texas (from June 2000 to February 2003 as President and CEO). Prior to joining Alcatel he also worked for Analog Devices and Texas Instruments. Mr. Dutronc has a degree in electrical engineering from ESME in Paris and received an MBA from IAE in Paris. Wavecom Group directorships: Wavecom Asia Pacific Ltd. (Hong Kong) and Wavecom Korea Co. Ltd (South Korea).

Anders Franzén, 46, Group Vice President and Chief Operating Officer since April, 2006. He joined Wavecom following the acquisition of Sony Ericsson’s Product Business Unit M2M Com which he headed. Prior to his tenure as head of the Sony Ericsson M2M unit, Mr. Franzén was Sony Ericsson’s Corporate Vice President, Head of Global Sourcing. Mr. Franzén joined Sony Ericsson when the joint-venture was formed in October 2001, leaving his position of Vice President, Head of Sourcing, Ericsson Consumer Products. Mr. Franzén came into the Wireless Telecom segment from the automotive industry, where his most recent position was Director of Product & Technical Planning at Ford’s Premier Automotive Group. Prior to that, Mr. Franzén held a number of positions at Volvo, including Senior Vice President, Business Development and Vice President, Strategic Sourcing & Purchasing. Before at Volvo, Mr. Franzén was the Director of the P2X Purchasing department. Prior to that, Mr. Franzén was Purchasing Project Manager, V40-project for NedCar, a Joint Venture between Volvo Car Corporation and Mitsubishi Motors Corporation of Japan. Mr. Franzén joined Volvo Car Corporation in 1986 as a transmission design engineer and in 1990 moved to Strategic Sourcing & Purchasing as a Buyer & SQA Engineer.

Philippe Guillemette, 41, Group Vice President of Marketing and Chief Technology Officer, has been in charge of group marketing since October 2005 and has been Chief Technology Officer since 2003. Prior to assuming his current position, he had served as Group VP of Technology and Chief Technology Officer. From December 2000 to December 2002, Mr. Guillemette was Group VP of Research and Development. Mr. Guillemette was Assistant Director of Research and Development during 2000, and from June 1995 until December 1999 he was Director of Software Development. He is a member of the Executive Committee of the Wavecom Group. Prior to joining Wavecom in 1993, Mr. Guillemette was a software engineer at Nortel Networks. He has an engineering degree from the École d’ingénieurs en électronique et électrotechnique.

Stefan Lindvall, 43, is Group Vice President, Head of Americas Region since April 2006, following the acquisition of Sony Ericsson’s Product Business Unit M2M where he served as the Vice President of Sales and Marketing – Americas, also accumulating global responsibility for the development of the business segment automotive and fleet management. Before joining Sony Ericsson in this capacity in early 2005, Lindvall held several senior management positions in Ericsson’s United States operations, notably that of general manager for Ericsson’s Wireless Office Services Unit.

Etienne Menut, 56, Group Vice President for Human Resources, joined Wavecom in July 2002 as a consultant and was appointed to his current position in January 2003. He is a member of the Executive Committee of Wavecom Group. Prior to joining Wavecom, Mr. Menut worked was an independent human resources consultant in France from 1999 to 2002. From 1992 to 1999, he was Human Resources Director of Microsoft France. Mr. Menut also has worked with companies such as Cogema and Matra from 1977 to 1990. He has a French University master’s degree in Business Law.

Claire Oliver, 45, Group Director of Quality, joined Wavecom in October 1999. She holds this position since January 2005 and is also a member of the Compliance Committee. Prior to joining Wavecom from 1992 to 1999 Ms. Oliver worked for Valeo Electronique in a number of functions in the quality department including Quality Director of the Security Division. Previously she worked as an engineer at Northern Telecom where she was responsible for helping to set up a PABX electronic board production facility. Earlier in her career she was a development engineer at Honeywell SA, specialized in industrial control equipment. She received her degree in 1985 from the École centrale de Lyon in General Engineering, minor in Electronics.

Pierre Piver, 47, Group Vice President, Automotive. He has held this position since October 2006. Previously, he was Head of the Americas Region, and President of Wavecom, Inc., a position which he has held since September of 2004, moving from his previous position as Group V.P. for the Vertical Applications Business Unit. Mr. Piver joined Wavecom in January 2003 as Group V.P. Europe, Middle East and Africa Region. Before joining Wavecom, Mr. Piver was the Managing Director of Infineon Technologies France, which he joined in September 1996 when it was the Semiconductor division of Siemens in France. Previously, Pierre Piver had occupied various positions in sales and in product marketing from 1985 to 1989 at RTC Compelec (Philips Semiconductors) in Caen (France) and from 1989 to 1996, at Texas Instruments in Vélizy (France) and in Freising (Germany). Mr. Piver holds a degree in Electronic Engineering from ESME in Paris and a Master in Business Administration from EM Lyon. Wavecom Group directorships: Wavecom Northern Europe Ltd, (UK).

WAVECOM – Annual Report Form 20-F 2006    65

Back to Contents

Frank Souguir, 48, Vice President for the EMEA region since September 2004, has joined Wavecom in January 2004 as Sales Director for the EMEA region. Before Wavecom, Mr. Souguir worked for a number of technology-oriented companies. Immediately before joining Wavecom, he worked for a software start-up business called Miriad Technologies, where he was responsible for funding development and establishing key accounts and manufacturing partners. Prior to that he worked for Netsize, an SMS access supplier as International Sales Director where he guided the sales activity for the company’s nine subsidiaries. He worked for Motorola Computer Group for nine years in a number of positions including South and Western European Sales Director, Export Director and Regional Sales Director in France. Earlier in his career he worked for Alfatronic/Metrologie an information systems distributor as Director of Marketing and Service sales, Sales of DEC servers and workstations and started as a product engineer. He began his career with SEEE/Fabricom as a project engineer for radio communications and telecommunications and electronics systems for the aeronautics industry. Mr. Souguir holds a degree in electronics from IUT (Ville d’Avray, France) and an MBA from the École supérieure de commerce de Paris.

Pierre Teyssier, 42, Group Vice President of Operation, has been in this position reporting to the CEO since September of 2004. Prior to joining Wavecom in 2001, he worked for Axiohm, where he was Director of Manufacturing, holding numerous positions from 1989 to 2000 including: manufacturing manager, plant manager, and director of purchasing and logistics. From 1988 to 1989 he worked at Enerdis as a software engineer. Mr. Teyssier holds a degree in Engineering from ENSI, Caen, France.

Hugues Waldburger, 43, was appointed Director of Performances and Validation and has held this position since March 2006. He had responsibility for Wavecom’s Programme Management from September 2004 to March 2006. He joined Wavecom in 2003 as engineering manager for France for mobile phones. Prior to joining Wavecom he participated in the start-up of Pacific Broadband Communications (now Juniper Networks) where he created the product integration activity for cable networks. Prior to that he held a number of technical management positions for embedded systems in France with the electronics group, Thales. Hugues Waldburger holds a degree from the École nationale des télécommunications of Paris (ENST).

Three new senior offices joined the executive committee in 2006 and no senior officers left Wavecom in 2006.

Committees of the Board of Directors

The Board of Directors has established the following committees with a view to assisting the directors in their duties and ensuring that the company acts at all times in accordance with the highest standards of corporate governance, proper conduct and transparency:

Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to our company’s shareholders relating to: the integrity of Wavecom’s financial statements, financial reporting process, internal accounting and financial controls, selection and evaluation of the performance of the independent auditors, independent auditors’ qualifications and independence, and the Company’s compliance with ethics policies, legal and regulatory requirements.

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

The Audit Committee consists only of independent directors and is chaired by an Independent Director who is also a financial expert as defined under Nasdaq listing standards, Jean-François Heitz. The members are appointed by (and may be removed, with or without cause, by) the Board of Directors. The current members of the Audit Committee are: Jean-François Heitz, appointed chairman of the Committee by the Board of Directors on September 7, 2005, Bernard Gilly and Stephen Imbler. Therefore the whole committee consists of independent Directors. In 2006 the Audit Committee met 4

66    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

times with 92% average attendance (an increase over the 75% average for 2005). Since December 31, 2006 the Audit Committee has met once.

Nomination and Compensation Committee

The Nomination and Compensation Committee proposes the appointment of independent directors, determines the compensation of the chairman of the board, the Chief Executive Officer, the Deputy Chief Executive Officer and advises on managers’ and senior officers’ compensation. This Committee consists entirely of independent directors. The Committee is also responsible for proposing the level of directors’ fees. The directors’ fees are distributed to the directors who are not otherwise employed by the Company, and who are neither CEO, Deputy CEO nor Chairman, due to the fact that these mandates are otherwise compensated by the Company. The directors’ fees are distributed in accordance with the effective attendance and implication in the board and committees’ activity. The current members of the Nomination and Compensation Committee are: Bernard Gilly (Chairman) and Anthony Maher. In 2006 the Nomination and Compensation committee met twice with an attendance of 100%. (an increase over the 83.5% average for 2005). Since December 2006, the Nomination and Compensation Committee has met once.

Strategic Studies Committee

The Strategic Studies Committee was established in April 2002. This Committee, which includes all members of the board as well as external experts or the Company’s senior executive as and if required has the task of sharing information and exchanging strategic evaluations on Wavecom’s business and activities. It is chaired by Ronald Black, the Company’s CEO. This Committee is also expected to propose new strategic initiatives and serve as a think tank concerning the strategy of Wavecom, its competitors, its market positioning, and critical decisions for its medium and long term future. This Committee is convened at the request of the Committee chairman. During 2006 the Strategic Studies Committee was particularly active during the negotiations to acquire the Sony Ericsson M2M business. As part of these negotiations the Committee met frequently both formally and informally (via telephone conference call for example). In addition, this Committee was kept informed regularly regarding the status of the negotiations by Mr. Black either during meetings but also by detailed written communications

Members of the Strategic Studies Committee include: Michel Alard, Aram Hékimian, Jean-François Heitz, Bernard Gilly, Stephen Imbler, Anthony Maher. In 2006 the Strategic Studies Committee met five times with an average attendance of 82%.

At its November 22, 2006 meeting, the Strategic Studies Committee decided to create a sub-committee called the “M&A sub-committee” made up exclusively of Wavecom independent board members with an objective of independently and objectively reviewing the Company’s strategic projects. This sub-committee established it own charter and elected a chairman, currently Anthony Maher. The first meeting of this sub-committee was held on December 4, 2006.

Corporate Governance Committee

The mission of the corporate governance committee is to assist the Board with the development and implementation of the Company’s corporate governance principles, to determine the composition of Board committees, and to monitor a process to assess Board effectiveness. The Committee is instructed to:

•	review and recommend corporate governance principles to the Board for adoption;

•	review the Company’s management succession plans and make recommendations to the Board regarding the plans;

•	review the Board’s committee structure and recommend to the Board for its approval directors to serve as members of each committee;

•	develop and recommend to the Board for its approval an annual self-evaluation process of the Board and its committees, which is overseen by the Committee;

•	periodically review the adequacy of the Company’s ethics compliance programs, in conjunction with the Compliance Committee;

WAVECOM – Annual Report Form 20-F 2006    67

Back to Contents

•	review and reassess the adequacy of the Committee’s charter annually and recommend any proposed changes to the Board for approval.

The Company’s Corporate Governance Committee was created by the Board of Directors on December 19, 2003 and also has a mandate of evaluating the effectiveness of the Board of Directors as well as intervening in the functioning of the composition of committees. It actively defined the eventual plan for succession of the CEO and formulated an update of the Company’s Corporate Governance Code during 2006. The current members of the Corporate Governance Committee are Michel Alard and Stephen Imbler. In 2006, the Corporate Governance Committee met once with both members being present.

Compliance Committee

The Compliance Committee assists the Chairman of the Board and the Chief Executive Officer in ensuring that the Company complies with all applicable laws and with all provisions of its internal Code of Ethics and Business Conduct. The members of the Compliance Committee, who are appointed by the Board of Directors, comprise the following members of management: Chantal Bourgeat (Group VP, Finance and Administration, Chief Financial Officer), Claire Oliver (Group Quality Assurance Director) and Etienne Menut (Group VP, Human Resources). In 2005 the Board of Directors decided to add to the committee a representative of the Company’s Workers’ Council. This new member is Jérome Thuillier who is the Worker’s Council’s secretary. Pierre Cosnier (Legal Director) is the Chairman of the Compliance Committee. In 2006, the Compliance Committee met three times with an average attendance of 97%.

Risk Committee

The Risk Committee was established by the Board of Directors in December 2003 at which time a committee charter was put in place including objectives, rules governing the functioning of the committee and its mission. This charter was reviewed and updated in April 2006.

The Risk Committee provides assistance to the CEO and the Board of Directors in fulfilling their overall responsibility to assess and monitor risk applicable to the Company. During 2006, the Risk Committee identified the risks facing Wavecom in a detailed description of risks ranked by priority. In its meeting on September 7, 2005, the Board of Directors named Chantal Bourgeat chairman of the Risk Committee and also decided to enlarge the Committee in order to bring together a representative panel from all functions within the company. The Board also decided that the Risk Committee should report to the Audit committee.

Members of the Risk Committee include: Chantal Bourgeat (Chairman), Pierre Cosnier, (Legal Director), Vincent Laurentin (HR Manager), Gil Groisille (Quality Assurance Manager), Emmanuel Maçon-Dauxerre (M2M Sales Director) Jamie Garroch (Product Marketing Director). The Risk Committee met four times in 2006 with an average attendance rate of 75%.

Corporate Governance Activities

The internal rules of the Board of Directors, also called the Corporate Governance Code (the “Code”), set out the mission and objectives of the Board of Directors as well as its functioning rules. The Code also incorporates guidelines relating to the duties of directors with respect to the shares they own in the Company. The Code requires that one half of the Board of Directors be independent, and sets out the rules for determining independence. Among the criteria for independence, a director would not be considered independent if: he or she is, or has been during the past five years, a salaried employee or a corporate officer (“mandataire social”) of the company or of a company’s subsidiary; he or she is related to any corporate officer (“mandataire social”) of the company; he or she is a client, supplier, or a bank of the company; he or she is, or has been during the past five years a statutory auditor or non-statutory auditor of the company; or he or she holds 5% or more of the company share capital or he or she has been a director of the Company for more than 12 years.

We currently (as of March 31st 2007) have four independent directors meeting these requirements out of the seven directors composing the Board.

68    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Wavecom received the 2007 “Trophée Midcaps 2007” for its corporate governance

For the second consecutive year Ernst & Young, Euronext, MiddleNext et Oddo et Cie awarded the “Trophées Midcaps” on November 29, 2006. These awards are given in partnership with a major French daily business journal, Les Echos and the French national business radio station, BFM to recognize the best small and medium-sized businesses. There are seven different awards given, among them one for the best corporate governance in terms of organization, transparency, and internal controls. For the second year since the establishment of this award, Wavecom received an award for best corporate governance.

Code of Ethics and Business Conduct

The Wavecom Group Code of Ethics and Business Conduct (the “Code of Ethics”) applies to all company directors, officers and employees. The aim of the Code of Ethics is to enable the company employees and officers to decide how to proceed when faced with concrete – sometimes complex – business situations by reference to clear and precise principles. It applies to conduct both within the group and with clients, suppliers and intermediaries. This code is communicated to employees at all levels within Wavecom. As of December 31, 2006, all salaried employees have been asked to sign an acknowledgement that they are aware of the Company’s Code of Ethics. This code can be changed or updated by us at any time.

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

Internal controls

Internal controls (unofficial translation into English of an excerpt from the Chairman’s report to the Board of Directors on Internal Controls, as required by French law).

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

Internal controls make it possible to obtain a “reasonable assurance”-but not a certainty-that the risks will be controlled and that the set objectives will be reached.

WAVECOM – Annual Report Form 20-F 2006    69

Back to Contents

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

An “internal control” project was undertaken by the finance department in 2003. A group was set up specifically to work on this project. This group defined the major project phases, established a time schedule and managed the implementation of some of the phases in 2003. This project was actively continued in 2006 and included finalization of description of all procedures, identification and implementation of key controls and the evaluation of the primary processes that significantly impact the Company’s accounting and financial reporting. This project was extended, during the second half of 2006 to include the activities of the acquired Sony Ericsson business. As part of our quality goal of continuous improvement this project will continue in 2007.

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

The Board of Directors and the various committees set up by that Board have significant roles in supervising internal controls. Their role is detailed in Item 6 of the report; however, we would like to specifically point out that:

•	the code of corporate governance specifies that “the Board of Directors’ objective is, by regular evaluation of its rules and of its operation, calling if appropriate on third parties from outside the company, to optimize and perfect, insofar as possible, the development of the company with respect to: the clarity and transparency of the information communicated by the company, the clarity and transparency of strategic decision-making, of control and installation of tools adapted to correct information concerning the company’s cash position and its commitments.”

•	The audit committee’s assignment is to assist the Board of Directors in its supervisory assignment with respect to the integrity of the Wavecom accounts, the financial reporting system, the internal control system as regards accounting and finance, the services rendered by the independent auditors, the competence and the independence of those auditors, and as concerns observance by the company of the ethical principles and of the legal and regulatory obligations. Commencing in 2006 this committee will conduct an annual self-evaluation of its function.

•	The compliance committee’s assignment is to assist the Chief Executive Officer and the Chairman of the Board in connection with all responsibilities relating to Wavecom’s compliance with applicable rules and regulations in effect, as well as to the Wavecom code of ethics and to ensure that the internal control procedures are evaluated, tested and audited by selected internal auditors. The committee relies on the internal auditors, who are trained for the overall audit process function, to ensure that the necessary audits and controls are integrated into the company’s management system.

The executive committee, consisting of the Chief Executive Officer and his “direct reports”, representing key functions in the company (including the heads of all three geographic regions – Europe, Middle-East and Africa (EMEA), Asia-Pacific (APAC) and the Americas, representatives from Finance, Human Resources, Marketing and Strategy, Research and Development, Operations and Quality, meet regularly in order to:

•	handle management of the company;

•	define the company’s global strategy;

70    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

•	review financial results, budget and earnings estimates;

•	review measurement and performance indicators that have been established;

•	monitor progress on key projects, including the “internal control” project.

Moreover the company received its ISO 9001-2000 certification in November 2005 and its follow up audit in October 2006. Wavecom’s ISO project studied the overall process flows within the company and identified specific points to address in the additional internal control project covering all aspects of control and monitoring. We consider it essential to have coordination between these two projects in order to guarantee proper understanding by all employees of the processes and the consistency between their function and various company activities. This approach facilitates process flows and ensures an overall understanding of our processes while identifying the key control points. In order to achieve this objective, Wavecom has trained a team of internal auditors who will carry out both system and internal control audits throughout the year.

A quality policy was put in place during 2005 and widely communicated throughout the entire company This policy encompasses three major points:

•	listen to our customers and secure their loyalty by meeting their needs for quality, prices and response time through innovative products and services;

•	to develop a culture of continuous improvement that values creativity and teamwork while respecting ethical and environmental policies; and

•	collaborate with industry partners in responsibly expanding the market.

Risk assessment

The point here is identification and analysis of the risk factors that might affect attainment of objectives. Risk assessment makes it possible to define the control activities and subsequently develop action plans to reduce risks.

Risk assessment is carried out at all levels of the company and by the various committees, but more particularly by the Risk Committee, which assists the Chief Executive Officer and the Board of Directors in analyzing and identifying management proposals concerning risks the company faces.

The procedures for risk management have as its objectives:

•	to identify potential risks and evaluate their potential impact on the company’s activity;

•	to define and put in place action plans to regularly monitor and measure those risks that have been identified including those identified in Item 3, “Risk Factors” section of this report.

The above-mentioned procedures include the following steps:

•	identification of all potential risks that can impact the activity of the company;

•	define a priority ranking of these risks as related to the probability that a risk could happen and the level of impact that such an event could have on the company or its profitability;

•	identification of the main ways to prevent the risks identified as high-probability to happen by establishing key indicators to be monitored.

This descriptive analysis in an ongoing process will allow us to, over time, to evaluate the efficiency and effectiveness of our internal controls.

Control activities

This point concerns the application of the norms and procedures to ensure as much as possible appropriate implementation of the guidelines laid down by management.

Within the framework of the internal control project which we pursued in parallel with our ISO certification, a substantial effort has been made since 2004 to ensure that all key processes are governed by procedures and policies common to the group. These procedures where documented as appropriate on an overall outline defined below:

•	Resource management procedures

–	Human resources

WAVECOM – Annual Report Form 20-F 2006    71

Back to Contents

–	Information technology and infrastructure (including all financial and accounting procedures, policies and processes)

–	Partnership management (suppliers,vendors, contract manufacturers and commercial partners)

•	Operational procedures

–	Customer account management

–	Contracts (orders, production, shipment, invoicing and after-sales)

–	Product management (feasibility, development, maintenance and end-of-life)

•	Management procedures

–	Quality system process management

–	Strategic processes (strategic plan, long range plan, marketing plan and budget)

Information and communication

This refers to a general process aimed at making sure that the relevant information is identified, gathered and disseminated within suitable periods so that the entire company staff can meet its responsibilities. This principle relates to the information flows underlying effective internal control procedures, from the management guidelines to the action plan.

Management ensures that relevant information is shared promptly within the company using communication tools and regular staff meetings.

Since January 1, 2004, the head office and the main subsidiaries have been using an integrated information system based on an SAP architecture.

Processes have been implemented to ensure that information system programs are developed and are maintained properly, in accordance with users’ requirements and in taking into account the necessary safety and security controls.

The Company has established a usage charter for the information system. This charter describes the rights and rules applicable to all employees which regulates the operation and usage of the Company Information system.

Monitoring

This term refers to checking and periodic evaluation of the quality of internal controls by way of the supervisory activities exercised by management.

This monitoring takes place by way of the various committees set up by the Board of Directors. Within this framework, the powers of the compliance committee have been widened to include internal controls.

Since 2004 a group of people from various departments and regions of the company have been trained in internal auditing, both within the framework of ISO certification and in connection with internal controls. At the current time, this group numbers approximately twenty. An audit conducted in 2006 covered all of the processes in the Wavecom organization including controls established in the context of implementation of Sarbanes-Oxley legislation in order to test the relevance and integration of the different controls. All the processes were covered in each region. The strategic and management part was reviewed during a test audit conducted in June of 2005 and an external audit in October 2006. Having conducted these audits allowed us to check the suitability of the processes throughout the entire company, gauge employees’ understanding and to maintain our ISO 9001-2000 certification.

Points for improvement that are identified in audits are monitored for progress routinely by the Director of the Quality Systems and the follow-up is reviewed by internal auditors during subsequent audits.

Internal controls over financial statements closing process

Organization of the financial function within the group

The group carries on its activity in an international environment, divided between the parent company in France, which performs the functions of a head office and of the operating entity for the Europe-Middle East-Africa region, and the two main operational entities, in China (Hong Kong) and in the United States (North Carolina). One smaller subsidiary is located in the United Kingdom (Camberley), and there are two dormant subsidiaries, one in Korea and one in Germany.

72    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Each of the three major legal entities has its own financial organization, under the responsibility of the group’s Chief Financial Officer.

Preparation of accounting and financial information

The financial reports are developed on the basis of the information provided by the subsidiaries’ financial departments and the accounting firms for the foreign subsidiaries and on the basis of data internally gathered and processed through our systems for the parent company. The subsidiaries’ data are transmitted monthly using a single group format and based on a schedule prepared by the head office finance departments.

All of the group entities are responsible for the information that they forward and for following common group procedures. In addition to monthly reporting of information, each entity prepares a detailed presentation of our accounts that are submitted to the CFO.

The “corporate accounting” department in France is responsible for preparing the financial statements. It makes sure of the consistency of the information forwarded by the subsidiaries before aggregation and consolidation entries are made.

Two committees were established to coordinate preparation, review and communication of the published financial information and of the annual report in particular. The first (our Disclosure Committee) is charged with the preparation and the coordination of documents that ensures that information that will be made public is relevant, correct and materially complete. It is made up of the Group CFO, the financial reporting director, the director of legal affairs and director of communication and investor relations. The second committee (our Review Committee) is made up of representatives of the finance area, the executive committee of the company and the members of the Board of Directors. Each representative ensures the correctness of our information provided from their respective areas.

Monthly reporting

We put in place a procedure to follow results centered on our monthly reporting processes. The Group financial controller is responsible for ensuring that the procedures are correctly followed. A detailed budget is created by the operational units in conjunction with the Group financial controller and is completed during the last quarter for the year to come. Each month a new forecast is developed for the 12 months to come.

A monthly meeting of the Group’s executive committee and the Group financial controller is held with the goal being to study the various reporting indicators and analyzing the differences between actual and budget or forecast figures in order to refine future forecasts. Action is taken, if necessary, in order to allow us to reach our stated goals.

Key processes

Within the framework of the analysis of the risks connected with the reliability of financial information, the first stage in the internal control project consisted of making a formalized analysis of risks, aimed at identifying the processes having an effect on the financial information as well as the key risks and control relating thereto.

The most important key procedures and controls relate to the following processes:

•	entity level controls

•	the financial statement closing process;

•	the sales process;

•	the process for purchasing components;

•	the process concerning control and security of computer systems;

•	the process of the other operating purchases;

•	the cash monitoring process;

•	the payroll process.

At the end of 2006, all key procedures had been described and were implemented at the three principle subsidiaries. The key control points were identified for all selected cycles. An internal audit was conducted that included performing tests that evaluated the application of the key control points. The most important items to be improved that were identified in the internal audit are now being worked on and action plans have been expanded to include further improvements.

WAVECOM – Annual Report Form 20-F 2006    73

Back to Contents

Compensation of Directors and Officers

We paid a total of €3,003,254 in compensation to our ten highest-paid Directors and Executive Officers during the year ended December 31, 2006. Non-employee board members earn fees based on their attendance at board meetings and committees; €165,520 in such board fees was earned by non-salaried board members during 2006. Under French law, the aggregate amount of attendance fees to be paid to our board members must be approved by our Shareholders at a general meeting and such aggregate amount is allocated among board members by decision of the board.

The table below sets forth the compensations paid to each of the Directors during the years 2004, 2005 and 2006:

(in euros)	Type of Compensation		2004		2005	2006

Michel Alard, Chairman of the Board of Directors	Fixed		108,000		108,000	39,996
	Variable		—		—	30,000
	Sign-on or departure bonus		—		—	—
Aram Hékimian, Chief Executive Officer then Deputy Chief Executive Officer	Fixed		108,000		108,000	39,996
	Variable		—		—	35,000
	Sign-on or departure bonus		—		—	—
Ronald D. Black, Chief Executive Officer	Fixed		144,595	#*	438,277	421,500
	Variable		—		274,000	302,000
	Sign-on or departure bonus (see below	)	—		96,000	—
André Chieng, Board Member	Directors’ Fees		7,520		6,548	—
Delphis SA (Marc Fourrier), Board Member	Directors’ Fees		21,040		26,193	24,828
Bernard Gilly, Board Member	Directors’ Fees		19,840		26,193	33,104
Jean-François Heitz, Board Member	Director’s Fees		—		13,096	35,918
Stephen Imbler, Board Member	Directors’ Fees		15,040		26,193	38,566
Anthony Maher, Board Member	Directors’ Fees		10,240		26,193	33,104

*	This represents the pro-rata portion of the fixed salary paid in 2005. Dr. Black’s current annual fixed salary is €411,000.

In addition to cash compensation, thirty of our executive officers including Dr. Black (and excluding Mr. Alard and Mr. Hékimian) have received stock options, and four non-employee board members have received stock warrants. During 2006, we granted stock warrants to non-employee board members to purchase a total of 40,000 shares with an exercise price of €10.62 per share and an expiration date of May 17, 2010. During 2006, we granted stock options to executive officers to purchase a total of 315,000 shares, with an exercise price of €10.62 per share and an expiration date of May 17, 2016.

In addition, during 2006, twenty nine of our employees and Dr Black were granted free shares. The total number of free shares so granted was one hundred and fifty five thousand six hundred and seventy three (155,673). Under French Law, the shares vest after a two year period which means that they are only effectively acquired and owned by the beneficiaries after two years. This two year period shall expire on May 18, 2008. In addition, for a further two years, the beneficiary cannot transfer or sell the shares. This two year period expires on May 18, 2010.

Ronald D. Black, Chief Executive Officer, joined Wavecom in August of 2004 and received total compensation in 2004 of €144,595, €808,277 in 2005 including a sign-on bonus of €96,000 and €723,500 in 2006. In addition, Dr Black has received to date, a total of 255,844 stock options, 302,700 founders warrants and 78,173 free shares (information regarding exercise prices of these awards is provided in this report). Dr. Black is also entitled to the use of a company car and an expatriate package including a housing and school allowance of approximately €100,000 per year.

Michel Alard, Chairman of the Board, received €39,996 in base salary in 2006 and €108,000 in 2005 and 2004. He received no performance award bonus in 2005 and 2004 and €30,000 in 2006. Aram Hékimian, Deputy Chief Executive

74    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Officer, received €39,996 in base salary in 2006 and €108,000 in 2005 and 2004. He received no performance award bonus in 2005 and 2004 and €35,000 in 2006. Both Mr. Alard and Mr. Hékimian are entitled to the use of company cars or the maintenance of one vehicle in lieu of a company car.

Compensation paid to our Chairman, Chief Executive Officer and our Deputy Chief Executive Officer is monitored by the Compensation and Nomination Committee and is set by our Board of Directors. Messrs. Alard, Black and Hékimian do not participate in nor vote on such decisions. Performance-based bonuses for Mr. Alard, Dr. Black and Mr. Hékimian are decided by the Board of Directors based on the achievement of personal and company objectives. Neither Mr. Alard nor Mr. Hékimian receive any fees related to their positions as members of the Board of Directors, nor are they granted warrants, stock options or founders’ warrants.

In the event of a negociated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Dr. Black being terminated within six months following this event and if Dr. Black is not offered an opportunity to perform functions of an equivalent level, Wavecom has undertaken to pay to Dr. Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times the annual fixed salary (i.e. three times €421,500), including the severance payment provided by the applicable collective bargaining agreement.

Mr. Black shall be entitled to participate in all employee’s benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a level commensurate with his positions subject to satisfying the applicable eligibility requirements.

For year 2006, the Board of Directors decided to grant no bonus to Michel Alard and Aram Hékimian and a bonus of €381,000 to Ronald Black (including an additional bonus fixed at €100,000 linked to the successful integration of Sony Ericsson acquisition of the M2M business from Sony Ericsson. The Board of Directors also fixed compensation for 2007 at €40,000 base compensation and €40,000 target performance bonus for Michel Alard and Aram Hékimian respectively and, €421,500 base compensation and €281,000 target performance bonus for Ronald Black.

Share Ownership and Option and Warrant Information

Except as described in Item 7 below, as of March 31, 2007, each of our directors and executive officers beneficially owns less than 1% of the share capital of Wavecom S.A. (and none of such share capital has voting rights which are different from those of our other shareholders).

On September 21, 1998, our shareholders authorized the creation of a stock option plan and a founders’ warrant plan for employees. This plan was modified at a shareholders’ meeting on December 19, 2001. As of December 31, 2006, there were outstanding options, founders warrants (BCEs), free shares and warrants (BSAs) to purchase a total of 2,276,038 shares, of which options, founders warrants, free shares and warrants to purchase 1,446,435 shares were held by our current directors and executive officers and of these a total of 673,017 shares were available for exercise pursuant to the stock option plan and the founder’s warrant plan.

WAVECOM – Annual Report Form 20-F 2006    75

Back to Contents

During 2006, the following ten employees were granted the largest number of stock options or founders’ warrants:

Name	Position	Number of stock options or warrants granted	Exercise price per share	Final expiration date

Ronald Black*	Chief Executive Officer	108,544	€10.62	May 16, 2016
		78,173	Free shares	May 17, 2008
Anders Franzén*	Group VP, Chief Operating Officer	50,000	€10.62	May 16, 2016
Philippe Guillemette*	Group Vice President of Marketing and Chief Technology Officer	35,000	€10.62	May 16, 2016
Dominique Cyne*	Group Vice President for Research and Development	20,000	€10.62	May 16, 2016
Didier Dutronc*	Group VP and Head of Asia Pacific Region	20,000	€10.62	May 16, 2016
Stefan Lindval*	Group Vice President, Head of Americas Region	20,000	€10.62	May 16, 2016
Frank Souguir*	Group VP, head of Europe, Middle-East and Africa region	20,000	€10.62	May 16, 2016
Pierre Teyssier*	Group VP of Operation	20,000	€10.62	May 16, 2016
Chantal Bourgeat*	Group VP for Finance & Administration and Chief Financial Officer	15,000	€10.62	May 16, 2016
Pierre Piver*	Group VP, Automotive	15,000	€10.62	May 16, 2016

*	Included in the group “executive officers”

During 2006, the following ten employees exercised the largest number of stock options or founders’ warrants:

Name	Position	Number of stock options or founders’ warrants exercised in 2006	Exercise price per stock option or founders’ warrant

Dave Ghilarducci	Test and integration Director	3,581	8.07
Julien Mater	Supply chain Director	2,082	4.19
Philippe Lanney de Courten	Products manager	1,541	8.07
Weldon Lemke	Key accounts manager	1,523	4.19
Christine Giner	Project leader	1,410	8.07
Felix Marchal	EMEA indirect sales director	1,354	4.19
Régis Arlabosse	Field Application Engineer	1,328	8.07
Imed El Batmi	ABAP programmer analyst	910	8.07
Laurent Soubielle	Applicative software engineer	890	8.07
Hischam El Azzouzi	Soft development Engineer	850	8.07

76    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

The table below indicates the number of stock options, founders’ warrants, free shares or warrants granted to members of the Board of Directors or Executive Officers that have not been exercised:

Beneficiary	Title	Number of founders’ warrants, options, free shares or warrants granted and not exercised as of March 31, 2007	Number of founders’ warrants, options or warrants eligible to be exercised as of December 31, 2006*	Price range in Euros

Ronald Black	Chief Executive Officer	636,717	287,722	3.29 – 10.62
Olivier Beaujard	Group VP, Business development	33,530	27,234	4.19 – 139.52
Chantal Bourgeat	Chief Financial Officer & Group VP for Finance & Administration	45,000	20,096	4.19 – 11.40
Dominique Cyne	Group Vice President for Research and Development	27,818	15,724	4.19 – 11.40
Luc Degaudenzi	Group VP, Program	25,000	11,244	4.19 – 10.62
Didier Dutronc	Group VP and Head of Asia-Pacific region	61,000	32,802	4.19 – 11.40
Anders Franzén	Group VP, Chief Operating Officer	50,000	—	10.62
Bernard Gilly	Board Member	40,000	19,999	6.55 – 11.18
Philippe Guillemette	Group VP of Marketing and Chief Technology Officer	92,750	44,494	4.19 – 103.23
Stephen Imbler	Board Member	40,000	19,999	6.55 – 11.18
Jean-François Heitz	Board Member	30,000	6,666	6.55 -10.62
Stefan Lindval	Group Vice President, Head of Americas Region	20,000	—	10.62
Anthony Maher	Board Member	30,000	26,666	6.55 – 11.18
Etienne Menut	Group VP, Human Resources	46,000	30,408	4.19 – 11.40
Claire Oliver	Group Director of Quality	57,438	54,288	4.19 – 139.52
Pierre Piver	Group VP, Automotive	66,000	36,966	4.19 – 11.40
Frank Souguir	Group VP and Head of Europe, Middle-East and Africa region	43,000	12,052	4.19 – 10.62
Pierre Teyssier	Group VP of Operations	51,000	21,724	4.19 – 39.18
Hugues Waldburger	Director of Performances and Validation	14,000	4,933	4.19 – 10.62

*	Founders’ warrants, options and warrants eligible to be exercised as of December 31, 2006, are included in the column dated March 31, 2007.

WAVECOM – Annual Report Form 20-F 2006    77

Back to Contents

The table below indicates the number of exercised options granted and exercised by the ten highest paid non-board-member employees:

	Total number of options or free shares granted	Weighted average price in euros	Plan of options from May 17, 2006	Plan of free shares from May 17, 2006

Options or free shares granted, during 2006 to the ten highest paid employees.	381,717	8.65	303,544	78,173
Options or founders’ warrants exercised, during 2006 by the ten highest paid employees.	—	—	—	—

The table below sets forth the options and founders’ warrants granted to each director in 2006:

Options, free shares or founders’ warrants granted during 2006 to Board Members	Number of total options or founders’ warrants granted	Exercise Price in euros	Last Possible Exercise Date	Plan from May 17, 2006 (options)	Plan from May 17, 2006 (free shares)	Plan from May 17, 2006 (BSA	)

Ronald Black	186,717	10.62	05/16/2016	108,544	78,173
Bernard Gilly	10,000	10.62	05/16/2010			10,000
Jean-François Heitz	10,000	10.62	05/16/2010			10,000
Stephen Imbler	10,000	10.62	05/16/2010			10,000
Anthony Maher	10,000	10.62	05/16/2010			10,000

One Board Member exercised options during 2006 (Ulrich Schumacher who exercised 6,666 options to which he was entitled after having resigned from the Board on February 28, 2006).

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

78    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Employees and independent contractors

The table below sets forth our total number of employees and independent contractors at the end of each of the past three years:

At	Employees	Independent contractors and temporary employees	Total

December 31, 2006	384	56	440
December 31, 2005	290	40	330
December 31, 2004	458	58	516

Headcount increased in the second quarter of 2006 reflecting the addition of new employees based primarily in the U.S. and the U.K. following our acquisition of the Sony Ericsson M2M business unit that closed on April 26, 2006.

Over the years, as is common practice for French companies operating in technology sectors, a fairly significant number of the staff at our company has consisted of independent contractors and temporary employees. We have, however, reduced our dependence on independent contractors, over the last three years this number, as a percentage of total employees, has remained relatively stable – approximately 11% at year-end 2004, 12% at year-end 2005 and 12,5% at December 31, 2005.

The employee turnover rate for Wavecom S.A. in France (as measured by attrition, excluding headcount reduction resulting from restructurings) for the last three years was: 6.9% in 2004 and 10,8% in 2005 and 5% in 2006. As the company began to fully implement its new strategy in 2004 there was an increase in the voluntary turnover rate. We believe that this increase was directly related to the fact that the company had radically changed its strategic direction. As expected, in 2006, we saw this rate decline again to more historic levels, as we achieved a more steady state of business operations.

We employ a large number of engineers (both as salaried employees and independent contractors) most of whom are based in France and in the U.S., following the acquisition of the Sony Ericsson M2M business unit. As of December 31, 2006 the breakdown of staff (salaried and independent contractors) by functional areas and geography was as follows:

Function	% of total

Research and Development	53%
Production, logistics and quality	12%
Sales and Marketing	25%
Finance and Administration	10%
Employees in termination notice period	0%

Geography	% of total

Europe, Middle East, Africa	63%
Asia Pacific	14%
Americas	23%

Employment contracts with all French employees are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry. In addition, as is required by French law, the Company management holds periodic meetings with employee representatives of the workers’ council (comité d’entreprise), employees’ representatives (délégués du personnel) and security and safety committee (comité d’hygiène et de sécurité). There is no union representative inside the Company.

WAVECOM – Annual Report Form 20-F 2006    79

Back to Contents

Item 7:  Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares (including ADSs) by each person known by us to own beneficially more than 5% of our outstanding shares (none of whom has voting rights which are different from our other shareholders) as of March 31, 2007, based on our legal share capital of 15,554,153 shares as of that date. To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

Stock options and founders warrants awarded to employees represent a potential increase of 14.6% of our current outstanding shares.

	Shares beneficially owned
Name of beneficial owner	Number		%

Michel Alard(1)	1,707,533	11.0
Aram Hékimian(2)	2,050,381	13.2

% Based on total number of shares outstanding, as of March 31, 2007	15,554,153

(1)	Michael Alard’s share total includes 297,391 shares owned solely by Mr. Alard; 42,358 shares jointly owned by Mr. Alard and his wife; 174,994 shares held of record by Mr. Alard’s wife; 596,290 shares held of record by his son and 596,500 shares held of record by his daughter. Mr. Alard has the right to vote 512,500 of the shares held by his daughter and 512,500 of the shares held by his son. Mr. Alard disclaims beneficial ownership of the 174,994 shares owned by his wife, 84,000 shares owned by his daughter and 83,790 shares owned by his son.
(2)	Aram Hékimian’s share total includes 143,495 shares held of record by Mr. Hékimian’s wife and 1,350,000 shares held by his children. Mr. Hékimian has the right to vote or sell the shares owned by his children. Mr. Hékimian disclaims beneficial ownership of the 143,495 shares owned by this wife.

The following table presents the shares owned by major shareholders, Wavecom directors and the dilution potential related to options held by Wavecom employees and directors. French law requires all directors to hold at least one share of the company’s stock.

	As of March 31, 2007			Dilution potential(2)
	Shares	%	Voting rights	%	Shares		%

Michel Alard, Director(1)	1,707,533	11.0	1,707,533	11.1	1,707,533	9.6
Aram Hékimian, Director(1)	2,050,381	13.2	2,050,381	13.3	2,050,381	11.5
Ronald Black, Director	1	N/S	1	N/S	1	N/S
Jean-François Heitz, Director	100	N/S	100	N/S	100	N/S
Bernard Gilly, Director	1	N/S	1	N/S	1	N/S
Stephen Imbler, Director	1	N/S	1	N/S	1	N/S
Anthony Maher, Director	1	N/S	1	N/S	1	N/S
Shares held in treasury stock(3)	156,345	1.0	—	—	156,345	1.0
Employees	—	—	—	—	2,276,038	12.8
Public	11,639,790	74.8	11,639,790	75.6	11,639,790	65.3

TOTAL	15,554,153	100	15,397,808	100	17,830,191	100

(1)	Figures include shares and/or voting rights held directly or indirectly (both registered and non-registered) by members of their families.
(2)	Figures and percentages take into account the 2,276,038 shares that could be issued if all options and founders warrants were exercised.
(3)	As of December 31, 2006 the company held 156,345 shares that were part of a repurchase program, purchased at prices between €7.94 and €8.62.

The company has no knowledge of any other significant shareholders other Michel Alard, Aram Hékimian, DELPHIS SA and David J. Greene and Company.

80    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Major changes in ownership

Several of our directors and executive officers sold shares in our initial public offering in June 1999, in our follow-on public offering in June 2000 and during the course of 2003 and 2004. Mr. Michel Alard, Chairman of the Board of Directors sold a total of 57,000 Wavecom shares in November 2005 at an average selling price of €11.79. In 2006 Mr. Michel Alard sold 138,170 Wavecom shares at an average selling price of €10.63. Mr. Aram Hékimian, Deputy Chief Executive Officer sold a total of 59,043 Wavecom shares in 2006 at an average selling price of €10.65 and 100,000 shares from January 1, 2007 to March 31, 2007 at an average selling price of €15.78.

The following table sets forth the related historic changes in these holdings as a percentage of our legal capital as of the given date:

Name	Percentage as of March 31, 2005	Percentage as of March 31, 2006	Percentage as of March 31, 2007

Michel Alard	12.3	11.9	11.0
Aram Hékimian	14.2	14.2	13.2
Delphis	6.8	6.8	4.9
David J. Greene	7.4	3.2	4.6

Total number of shares outstanding	15,506,290	15,531,813	15,554,153

Geographic Distribution of Shareholders

There were ten holders of record of our ADSs and approximately 1,400 beneficial holders as of March 31, 2007. ADSs (1,922,000) represented approximately 12.4% of our issued and outstanding shares as of March 31, 2007. Our ADSs are issued by The Bank of New York, as depositary. Each ADS represents one share.

Related Party Transactions

In December 2000, we entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, has historically been a major shareholder and was a member of our Board of Directors. The agreement calls for Marc Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, for a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. During the year, ended December 31, 2005 and December 31, 2006 Delphis did not perform any such services for Wavecom and, consequently, did not invoice Wavecom. Delphis invoiced €7,275 in 2004.

We were not a party to any other related-party transactions during 2006 nor during 2007 up to the date of this document.

WAVECOM – Annual Report Form 20-F 2006    81

Back to Contents

Item 8:  Financial Information

Financial Statements

See Item 18 and the financial statements beginning on page F-1 of this annual report.

Legal Proceedings

The Claims Committee meets monthly to evaluate current or potential claims or proceedings and their future developments. This Committee is chaired by the Group Legal Director and has members from finance, quality and sales. One of the objectives of these monthly reviews is to consider any changes in the information relating to claims, to consider any changes in their status and to determine if and when provisions should be established. This committee also advises as to the management of current cases and proposes action plans.

Provisions have been made for each of the main proceedings. In compliance with AMF recommendations, the committee implements a global provisioning methodology based on the following criteria:

•	litigation matters that are provisioned are either those involving disputes which have been brought before a judge or court, or those which have been precisely and clearly expressed by a claimant (on the legal grounds of the claim and the damage evaluation) ;

•	the amount of the provision corresponds to a specific identified risk analysed case by case and after deliberation of the committee.

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

82    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Item 9:  The Offer and Listing

Price Range of Shares and ADSs

Our shares are currently listed on Euronext (Eurolist compartment B) Paris (7306), and have been since June 14, 1999. Our ADSs are currently listed on the NASDAQ Global Market under the symbol “WVCM” and have been since June 9, 1999. The following table sets forth the range of high and low closing sale prices of our shares and ADSs for the periods indicated:

	Per Share (€)		Per ADS ($		)
	High	Low	High	Low

Year ended December 31, 2002	€48.28	€10.91	$44.65	$11.34
Year ended December 31, 2003	€18.66	€6.59	$21.65	$7.42
Year ended December 31, 2004	€6.46	€6.17	$7.98	$7.72
Year ended December 31, 2005	€13.28	€3.50	$16.00	$4.64
Year ended December 31, 2006	€12.69	€7.17	$15.50	$9.33
Year ended December 31, 2005
First Quarter 2005	€5.85	€3.75	$7.57	$5.01
Second Quarter 2005	€8.38	€3.50	$9.67	$4.64
Third Quarter 2005	€13.28	€7.01	$15.89	$8.60
Fourth Quarter 2005	€13.24	€12.32	$16.00	$11.13
Year ended December 31, 2006
First Quarter 2006	€12.12	€8.31	$13.90	$10.39
Second Quarter 2006	€12.69	€7.38	$15.50	$10.00
Third Quarter 2006	€10.45	€7.17	$13.01	$9.33
Fourth Quarter 2006	€11.69	€10.5	$14.70	$13.35
Most recent six months
October 2006	€11.69	€9.99	$14.70	$13.35
November 2006	€10.9	€10.24	$14.07	$13.39
December 2006	€11.25	€10.15	$14.67	$13.69
January 2007	€12.39	€10.92	$15.63	$14.50
February 2007	€17.48	€11.53	$22.20	$15.03
March 31, 2007	€16.91	€15.07	$22.90	$19.28

(Source: http://club.euronext.com, and www.nasdaq-online.com)

There were eight holders of record our ADSs and approximately 1,400 beneficial holders as of March 31, 2007. ADSs (1,922,000) represented approximately 12.4% of our issued and outstanding shares as of March 31, 2007. ADSs are issued by The Bank of New York, as depositary. Each ADS represents one share.

On March 30, 2007 the closing price for our ADSs on the NASDAQ Global Exchange was $20.16 and the closing price for our shares on the Euronext (Eurolist) was €15.27.

WAVECOM – Annual Report Form 20-F 2006    83

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

Composition of share capital

We have only one class of shares. As of December 31, 2006, this class consisted of 15,554,153 authorized ordinary shares all of which were outstanding as of such date, with a nominal value of €1 per share, resulting in a share capital of €15,554,153 in nominal value, as approved by the Board of Directors on February 6, 2007. This number includes 156,345 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our Shareholders.

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

Attendance and voting at Shareholders’ meetings

Our Board of Directors is required to convene an annual general meeting of Shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the French Commercial court (or “tribunal de commerce”), may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year. Meetings of Shareholders may be convened by our Board of Directors or, if it fails to call a meeting, by our statutory auditors or by a court-appointed agent. A Shareholder or Shareholders holding at least 5% of our share capital, a duly authorized association of Shareholders holding their shares in registered form for at least two years and holding a certain percentage (1%) of our voting rights, or the Workers Council

84    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

or another interested party under certain circumstances, may request that the court appoint an agent. The notice of a meeting must state the agenda for the meeting.

French law requires that a preliminary notice of a listed company’s general Shareholders’ meeting be published in the Bulletin des annonces légales obligatoires (“BALO”) at least 35 days prior to the meeting. The preliminary notice must first be sent to the French securities authority, the Autorité des marchés financiers (“AMF”) with an indication of the date it is to be published in the BALO. The AMF also recommends that such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a Shareholders’ vote. Up to 25 days before the date of the corresponding shareholder meeting, one or more Shareholders holding a certain percentage (according to a formula relating to the Company’s share capital) of our share capital, a duly authorized association of Shareholders holding their shares in registered form for at least two years and holding a certain percentage of our voting rights (1%), or the Employee Committee may propose additional resolutions.

Under French law, a quorum requires the presence, in person or by proxy (including those voting by mail) of Shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary general Shareholders’ meeting or (2) 25% of the shares entitled to vote in the case of any other extraordinary general Shareholders’ meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. French law regarding quorum requirements as described above do not meet NASDAQ’s quorum requirement of Rule 4350(f) of the rules of the NASDAQ stock market which requires a quorum to be the presence of at least one third of the outstanding shares of the company’s voting stock. While Wavecom has received an exemption to this rule from NASDAQ, it makes every effort to encourage Shareholder participation at Shareholders’ meetings, including holding the meetings at easily accessible sites in central Paris.

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

On May 17, 2006, our Shareholders approved a new share repurchase program to replace the existing one. Under the share repurchase program, the company currently holds 1% of its shares in treasury stock. A resolution will be put forth at the general Shareholders meeting of May 16, 2007 to approve a new share repurchase program to replace the current one. We are required to notify the AMF (French stock market authority) on a monthly basis of our trading program in our own shares.

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

WAVECOM – Annual Report Form 20-F 2006    85

Back to Contents

As of December 31, 2006, we held 156,345 shares at prices ranging from €7.94 to €8.69. All transactions took place during the month of March 2003.

At the extraordinary meeting of shareholders of December 22, 2005, the shareholders authorized the board to grant 156,345 free shares to the employees or the CEO of the Company. Under this authorization, 155,673 free shares were granted by the board on May 17th, 2006.

Requirement for holdings exceeding certain percentages

French law provides that any individual or entity, acting alone or in concert with others, that comes or ceases to hold, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90%, 95% of our outstanding voting shares (including a holder of ADS) or the voting rights attached to our shares, must notify us by registered letter (with return receipt) within five trading days, inclusive, from the date that the threshold is crossed by virtue of ownership of the total number of shares held. Such individual or entity must also notify the AMF by registered letter (with return receipt) within five trading days of crossing such thresholds, either above or below. A filing fee, determined by the AMF, may be assessed at the time a declaration is made. Information regarding the passing of thresholds of ownership is made public by the AMF. Failure to comply with the above stated stipulations and at the request of one our several Shareholder owing at least 5% of share capital or the voting rights attached to those shares, may result in the suspension of voting rights at all Shareholders meetings which could be held up until the expiration of a time limit of two years, inclusive, from the date that a corrective declaration is made. In case of the crossing of the 10% and 20% thresholds, the individual acting alone or in concert with others, must notify the AMF by registered letter (with return receipt) within ten trading days of his intentions as to the objectives he is pursuing. To permit holders to give the required notice, we are required to publish in the BALO (the official journal for legal notifications in France) no later than 15 calendar days after the annual ordinary general meeting of Shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), indicating the date that each such number was last updated. We have only one class of shares. As of December 31, 2006, this class consisted of 15,554,153 authorized ordinary shares all of which shares were outstanding as of such date, with a nominal value €1 per share, resulting in a share capital of €15,554,153 in nominal value, as approved by the Board of Directors on February 6, 2007. This number includes 156,345 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our Shareholders.

Material Contracts

In addition to the material contracts previously disclosed, we entered into an entirely renegotiated manufacturing agreement with Solectron following Wavecom’s decision to sub-contract the whole of its manufacturing process to Solectron. This agreement was finalized and executed on August 16, 2005. This agreement is non transferable without the prior consent of the other party. Our relationship with Solectron is further described in “Risk Factors”, Item 3.

An “Asset Purchase Agreement” was signed with Sony Ericsson, on March 17, 2006, relating to the acquisition by Wavecom of the M2M business unit of Sony Ericsson. This agreement provided conditions to closing customary in this type of deal. The acquisition closed on April 26, 2006. This agreement also provided for the performance by Sony Ericsson of transition services, some of which are still ongoing in the first quarter of 2007.

We have an important customer, distributor and supplier base, with whom we have either signed contracts or we operate under our general terms & conditions. It is not unusual in our industry that these contracts be non transferable without the prior consent of the other party, and moreover could be terminated in case of change of control.

86    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

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

Neither French law nor our statuses presently impose any restrictions on the ability of non-French holders to hold or vote the Shares.

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

WAVECOM – Annual Report Form 20-F 2006    87

Back to Contents

The statements on United States tax law are based on the tax laws and practice of the United States, and the statements on French tax law are based upon the tax laws and practice of France, in effect on the date of this annual report, as well as on the current U.S.-France Income Tax Convention, all of which are subject to change, possibly with retroactive effect. In addition, the statements are based in part upon the representations of the Bank of New York and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

This discussion is intended to be a general summary and does not constitute a complete and in depth analysis of all potential tax effects that may affect ownership or disposition of the shares or ADSs and does not encompass all individual circumstances. Owners and prospective purchasers of shares or ADSs are urged to consult their own advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any state or local and other foreign tax laws.

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

88    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Transfer taxes

Transfers of a listed company’s shares will not be subject to French registration or transfer taxes, unless the transfer is affected by means of a written agreement that is executed within France. Should such written agreement be executed within France, it would be subject to transfer taxes at the rate of 1.1% to a maximum of €4,000 per transaction. A stock exchange stamp may be due in some cases.

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

Dividends: Subject to the discussion below under the heading Passive Foreign Investment Company, the gross amount of a cash distribution (including the amount of foreign taxes, if any, withheld there from) paid on a share or ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). “Avoir fiscal” and “précompte” payments will be considered dividends to the same extent. To the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in such share or ADS and thereafter as capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the U.S. federal income tax law.

Dividends paid in euros will be includable in income in a U.S. dollar amount based on the prevailing U.S. dollar-euro exchange rate on the date of receipt by the depositary, in the case of ADSs, or the date of receipt by the U.S. holder of shares, whether or not the payment is converted into U.S. dollars at that time. A U.S. holder will have a tax basis in any euros distributed equal to such U.S. dollar amount. Any gain or loss recognized upon a subsequent sale or conversion of the euros generally will be U.S. source ordinary income or loss. A U.S. holder may also recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, on a subsequent conversion or other disposition of the refund of the excess withholding tax initially withheld from a dividend payment if the refund is converted into U.S. dollars at an exchange rate different than the rate used to translate the U.S. holder’s dividend income.

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

The amount of foreign income taxes that may be claimed as a credit against U.S. federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes.

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

WAVECOM – Annual Report Form 20-F 2006    89

Back to Contents

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

Passive Foreign Company: We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2006, or for future taxable years. However, a company’s status as a PFIC is a factual determination made on a year to year basis and depends on, among other things, a valuation of the company’s assets, including goodwill and other intangible assets. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful.

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

90    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

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

Documents on Display

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information are available on the SEC’s website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549: information on the SEC’s public reference. Room may be detailed by calling the SEC at +1-800-SEC-0330. Such reports and other information may be obtained, upon written request, from The Bank of New York, as depositary, at its office located at 101 Barclay Street, New York, NY 10286.

WAVECOM – Annual Report Form 20-F 2006    91

Back to Contents

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

We publish our consolidated financial statements in euros and the functional currency of Wavecom S.A. is the euro. In 2006, we recorded 50% of our total revenues in U.S. dollars, with virtually all the rest in euros. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 49.4% of our cost of revenues and operating expenses in 2006. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange loss for 2006 of €1.9 million compared to a net foreign exchange gain in 2005 (€4.1 million) and a net foreign exchange loss in 2004 (€578,000). We began to use a combination of options and forward exchange contracts in order to minimize the risk to our estimated net dollar cash flows. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions; with the fair market value of the instruments being recorded on our balance sheet and their changes in market value recognized in our profit and loss accounts at the end of each accounting period.

See also Item 5: “Operating and Financial Review and Prospect-Impact of currency fluctuations” and Note 5 to our consolidated financial statements.

Item 12:  Description of Securities other than Equity Securities

Not applicable

92    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

PART II

WAVECOM – Annual Report Form 20-F 2006    93

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, our disclosure controls and procedures are effective to provide reasonable assurance that material information relating to Wavecom, including its consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, on a timely basis.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the U.S. Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our chief executive and chief financial officers and effected by our board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and board of our company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment, management concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We may in the ordinary course make changes in our internal control processes from time to time.

April 11, 2007

/s/ Ronald D. Black	/s/ Chantal Bourgeat
Ronald D. Black	Chantal Bourgeat
Chief Executive Officer	Chief Financial Officer

94    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Item 16A:  Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one audit committee financial expert, Jean-François Heitz, serving on our Audit Committee.

Item 16B:  Code of Ethics for Financial Officers

We have adopted a written code of ethics that applies to senior members of our financial management team, including our principal executive officer, principal financial officer and principal accounting officer. We have posted this code of ethics on our website at www.wavecom.com.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

WAVECOM S.A.
3, esplanade du Foncet
92442 Issy-les-Moulineaux Cedex
France
Attention: Investor Relations
Tel. 011 33 1 46 29 08 00

Item 16C:  Principal Accountant Fees and Services

During each of the last two fiscal years, Ernst & Young Audit has acted as our independent auditors. and MBV & Associés has acted as our French statutory auditor.

Audit Fees

Ernst & Young Audit billed us approximately €463,000 for audit services for fiscal 2006, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K. Ernst & Young Audit billed us approximately €425,000 for audit services for fiscal 2005.

MBV & Associés, our co-auditor for French statutory purposes, billed us approximately €108,000 for statutory audit services for fiscal 2006 and €99,000 for statutory audit services for fiscal 2005.

Audit-Related Fees

Ernst & Young Audit billed us approximately €110,000 for audit-related services for fiscal 2006, and approximately €57,000 audit-related services for fiscal 2005. Audit-related services principally include reports required to be issued for French statutory purposes.

MBV & Associés billed us approximately €7,000 for audit-related services for fiscal 2006 and approximately €2,500 for audit-related services for fiscal 2005

Tax Fees

Ernst & Young member firms billed us approximately €8,000 for tax services, including principally fees associated with tax compliance services at foreign subsidiaries for fiscal 2006. Ernst & Young member firms billed us approximately €10,000 for tax services in fiscal 2005.

Pre-Approval Policies for Audit and Non-Audit Services

Prior to the engagement of Ernst & Young Audit and MBV & Associés each year, the engagements are approved by our Board of Directors and by vote of our shareholders at our annual general meeting. Our audit committee has also adopted

WAVECOM – Annual Report Form 20-F 2006    95

Back to Contents

its own rules of procedure. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors or our statutory auditors. Our Board of Directors also reviews the internal control, disclosure and audit processes.

In fiscal 2006 our audit committee approved all of the audit services provided by Ernst & Young Audit and MBV & Associés, and all of the audit-related services or tax consulting services provided by Ernst & Young Audit and MBV & Associés and all of the other services provided by Ernst & Young Audit and MBV & Associés.

Item 16D:  Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of our equity securities by Wavecom S.A. or affiliated purchasers during the period covered by this annual report.

96    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Glossary

3G: Wireless network standards for 3rd generation. These networks will allow access to a large array of new services, including fast internet access made possible because of the introduction of “packet radio” technology to the wireless communication networks.

ASIC: An application-specific integrated circuit (ASIC) is an integrated circuit (IC) customized for a particular use, rather than intended for general-purpose use. For example, a chip designed solely to run a cell phone is an ASIC.

Analog standard: Transmission standard traditionally used as an alternative to the digital standard with which information (sound, text or images) are codified and transformed into series of numbers.

CDMA: Code Division Multiple Access A wireless network standard which is competitive with the GSM standard and used primarily in the United Sates and some Asian countries, including Korea.

EDGE: Enhanced Data GSM Environment A faster version of the GSM standard. It represents an interim step between GSM and 3G (Wideband-CDMA).

EMS: Electronic Manufacturing Services Production outsourcing specialists for the electronics industry.

Firmware: In computing, firmware is software that is embedded in a hardware device. It is often provided on flash ROMs or as a binary image file that can be uploaded onto existing hardware by a user.

Wireless terminals: Any device used to transmit and receive voice and data via wireless networks including (mobile telephones, fax machines, modems, etc.).

GPRS: General Packet Radio Services A system for transmitting data via packets with improved data flow on GSM networks.

GSM: Global System for Mobile communications Digital transmission standard used by wireless networks. GSM is the main wireless network standard in Europe.

Interconnectivity: The mechanism for establishing a connection between networks using different standards where the goal is to give all subscribers of one operator network the possibility to communicate with subscribers of other operators’ networks.

ISO: International Standard Organization International organisation charged with establishing worldwide standards in a variety of areas.

MMS: Multi-media Messaging System Electronic messaging system including electronic mail or e-mail.

Open AT®: Open AT® Software Suite is Wavecom-owned and consists of five elements; Open AT® IDE (Integrated Development Environment), Open AT® Applications, Open AT® Plug-Ins, Open AT® OS and Open AT® Firmware. With this suite of software comes fully develop the power of Wavecom’s Wireless CPU® portfolio from real-time application design to over-the-air software upgrades and maintenance.

PCD: Personal communication device Any number of wireless terminals used by individuals to communicate via wireless networks including: mobile telephones, connected personal digital assistants and “smartphones”;

Protocol Stack: A protocol stack (sometimes communications stack) is a particular software implementation of a computer networking protocol suite. The terms are often used interchangeably. Strictly speaking, the suite is the definition of the protocols, and the stack is the software implementation of them.

SIM: Subscriber Identity Module Subscriber identification card allowing access to services on the GSM network. In order to function, the card is inserted into a mobile telephone or other wireless terminal.

SMS: Short Message Service Short written messages which are transmitted via data channels on the GSM mobile network. The maximum length of any message is 160 characters. Transmission on the GSM network is standardized. A short message server which is integrated into the mobile network ensures an interface between the mobile and fixed environments.

Quad-band: Ability to operate on four different frequency bands.

WAVECOM – Annual Report Form 20-F 2006    G-1

Back to Contents

W-CDMA: Wideband Code Division Multiple Access The first standard of the third generation which was commercially available in Japan in a specific limited geographic area in 2001 and should be available in Europe and the rest of Asia by 2005, also known as 3G and UMTS.

WLL: Wireless Local Loop A communication network covering a narrowly defined physical area using radio transmission for voice and data communication. These networks can functionally substitute fixed-line networks in areas where no infrastructure currently exists.

Wireless CPU®: A term that refers to Wavecom’s main products as Wireless (Central Processing Unit), it is a protected name in France.

Wireless Microprocessor®: A term referring to Wavecom’s newest line of Wireless CPU® product that is the smallest yet most powerful of Wavecom’s line taking the shape and design of a microprocessor. This is a protected name in France.

WISMO: Wavecom trademark abbreviation standing for “Wireless Standard Module”. These highly integrated modules contain all of the hardware and software required to make wireless devices that work on the GSM/GPRS and CDMA standards.

G-2    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

PART III

Page
Item 17: Financial Statements	100
Item 18: Financial Statements	100
Item 19: Exhibits	101
Exhibit Index	101

WAVECOM – Annual Report Form 20-F 2006    99

Back to Contents

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements are filed as part of this annual report:

100    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Item 19:  Exhibits

Exhibit Index

1.1	Memorandum and articles of association (incorporated by reference of Exhibit – to the Registrant’s Registration Statement on Form F1, File No. 333-11764).

1.2*	Statuts (By-Laws) of the Registrant, updated as of February 7, 2006 (English Translation).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F1, File No. 333-10372).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F1, File No. 333-10372).

4.1**	GSM Essential Properties Cross License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F1, File No. 333-10372).

4.2**	Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 24, 2000).

4.3**	GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001 (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20F, filed with the Commission on June 28, 2002).

4.4**	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31, 2001 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20F, filed with the Commission on June 28, 2002).

4.5**	GSM patent non assertion agreement with NEC Corporation, effective November 19, 2002 (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 21, 2003).

4.6**	Patent License Agreement with Thomson Licensing S.A. and Alcatel S.A., effective January 1, 2003 (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 21, 2003).

4.7**	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Nokia Corporation, effective as of December 31, 2003. (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F, filed with the Commission on April 16, 2003).

4.8**	GSM patent non-assertion agreement with Mitsubishi Electronics Corporation, effective June 30, 2004.

4.9**	Global patent cross-license agreement for GSM, GPRS and EDGE with Telefonaktiebolaget LM Ericsson effective July 1, 2004.

4.10+	Preliminary Agreement with Solectron Corporation effective August 16, 2005.

4.11*+	Asset Purchase Agreement dated as of March 17, 2006 between Sony Ericsson Mobile Communications A.B. and Wavecom S.A.

8*	List of subsidiaries of the Registrant.

10*	Consent of Ernst & Young Audit.

12.1*	Certification of the Chief Executive Officer.

12.2*	Certification of Chief Financial Officer.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

**	The Registrant has received confidential treatment of portions of this agreement.

+	The Registrant has requested confidential treatment of portions of this agreement, which portions have been filed separately with the Commission.

102    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

SIGNATURE

Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAVECOM S.A.
Date: April 11, 2007 WAVECOM S.A.	By: /s/ CHANTAL BOURGEAT Chantal Bourgeat Chief Financial Officer

102    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

WAVECOM – Annual Report Form 20-F 2006    F-1

Back to Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wavecom S.A.

We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 2004, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Wavecom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wavecom, S.A. at December 31, 2004, 2005 and 2006, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 of the consolidated financial statements, the Company adopted, as of January 1, 2006, the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

ERNST & YOUNG Audit
Represented by Jean-Yves Jégourel
Paris-La Défense, France
April 6, 2007

F-2    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Consolidated statements of operations

		Years ended December 31,
(in thousands, except share and per share data)	Note	2004	2005	2006

Revenues:
Product sales		€149,974	€125,952	€180,393
Service revenue		1,580	1,827	2,542
Licensing revenue		—	1,453	5,823

Total revenues	1	151,554	129,232	188,758

Cost of revenues:
Cost of goods sold		107,134	69,094	105,775
Cost of services		8,391	842	2,723

Total cost of revenues		115,525	69,936	108,498

Gross profit		36,029	59,296	80,260

Operating expenses:
Research and development		47,083	24,066	31,123
Sales and marketing		15,685	11,725	16,853
General and administrative		30,122	17,861	25,187
Acquired in process technology		—	—	1,450
Impairment of intangible assets	12	1,768	—	—
Restructuring costs	13	22,247	1,684	—

Total operating expenses		116,905	55,336	74,613

Operating income (loss)		(80,876)	3,960	5,647
Other income (expenses):
Interest expense		(533)	(214)	(218)
Interest income		2,077	1,225	1,338
Foreign exchange gain (loss)		(578)	4,118	(1,939)
Gain on sales of long-term investments		1,166	—	—

Income (loss) before minority interests and income taxes		(78,744)	9,089	4,828
Minority interest		—	—	—

Income (loss) before income taxes		(78,744)	9,089	4,828
Income tax expense	14	13	395	125

Net income (loss)		€(78,757)	8,694	4,703

Basic net income (loss) per share	15	€(5.14)	€0.57	€0.31
Diluted net income (loss) per share	15	€(5.14)	€0.56	€0.30
Number of shares used for computing basic
– basic		15,317,661	15,352,233	15,383,883
– diluted		15,317,661	15,661,001	15,942,182

See notes to financial statements

WAVECOM – Annual Report Form 20-F 2006    F-3

Back to Contents

Consolidated balance sheets

		December 31,
(in thousands, except share data)	Note	2004	2005	2006

ASSETS
Current assets:
Cash and cash equivalents		€53,318	€60,663	€54,776
Accounts receivable (less allowance for doubtful accounts of €3,233, €3,628 and €3,346 at December 31, 2004, 2005 and 2006, respectively)		22,864	24,271	28,727
Inventory	3	16,409	6,448	6,631
Value added tax recoverable		1,102	842	602
Prepaid expenses and other current assets	4	5,481	2,741	2,361

Total current assets		99,174	94,965	93,097
Long-term investments		9,017	3,585	3,639
Other assets		5,295	4,146	3,166
Research tax credit		1,486	1,529	1,771
Income tax receivable	14	9,617	9,617	9,617
Intangible and tangible assets, net	6	12,617	6,236	19,770
Goodwill	6,7	—	—	8,117

Total assets		€137,206	€120,078	€139,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		€36,393	€24,314	€36,254
Accrued compensation		8,089	6,732	9,367
Current portion of other accrued expenses	9	16,938	3,831	3,713
Current portion of capitalized lease obligations	7	466	303	233
Deferred revenue and advances received from customers		820	2,564	98
Other liabilities		731	225	653

Total current liabilities		63,437	37,969	50,318

Long-term liabilities:
Long-term portion of other accrued expenses	9	15,279	16,775	15,957
Long-term portion of capitalized lease obligations	7	302	94	385
Other long-term liabilities		1,732	1,100	858

Total long-term liabilities		17,313	17,969	17,200

Commitments and contingencies		—	—	—
Shareholders’ equity:
Shares, €1 nominal value; 15,506,290 – 15,531,813 – 15,554,153 and shares authorized and issued at December 31, 2004, 2005 and 2006, respectively. 15,349,945 – 15,375,468 and 15,397,808 shares outstanding at December 31, 2004, 2005 and 2006, respectively		15,506	15,532	15,554
Additional paid in capital		137,039	137,180	139,393
Treasury stock at cost (156,345 shares at December 31, 2004, 2005 and 2006)		(1,312)	(1,312)	(1,312)
Accumulated deficit		(93,344)	(84,650)	(79,947)
Accumulated other comprehensive income (loss)		(1,433)	(2,610)	(2,029)

Total shareholders’ equity	10	56,456	64,140	71,659

Total liabilities and shareholders’ equity		€137,206	€120,078	€139,177

See notes to financial statements

F-4    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Consolidated statement of changes in shareholder’s equity

							Accumulated
			Additional				Other	Total
(in thousands, except share	Ordinary shares		paid in	Treasury	Deferred	Accumulated	Comprehensive	Shareholders’
and per share data)	Shares	Amount	capital	Stock	Compensation	Deficit	Income (loss)	Equity

Balance at January 1, 2004	15,342,789	15,343	136,460	(1,312)	(323)	(14,587)	1,752	137,333

Amortization of deferred compensation					350			350
Issuance of shares in connection with the exercise of 2,388 founders’ warrants at an exercise price of €2.29	2,388	2	3					5
Issuance of shares in connection with the exercise of 155,616 founders’ warrants and 5,497 options at an exercise price of €4.57	161,113	161	576					737
Comprehensive income:
Net loss						(78,757)		(78,757)
Unrealized loss on financial instruments							(4,285)	(4,285)
Foreign currency translation					(27)		1,100	1,073

Total comprehensive loss								(81,969)

Balance at December 31, 2004	15,506,290	15,506	137,039	(1,312)	—	(93,344)	(1,433)	56,456

Issuance of shares in connection with the exercise of 9,128 founders’ warrants at an exercise price of €4.57	9,128	9	32					41
Issuance of shares in connection with the exercise of 9,729 options at an exercise price of €8.07	9,729	10	69					79
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €7.04	6,666	7	40					47
Comprehensive income:
Net income						8,694		8,694
Unrealized gain on financial instruments							179	179
Foreign currency translation							(1,356)	(1,356)

Total comprehensive income								7,517

Balance at December 31, 2005	15,531,813	15,532	137,180	(1,312)	—	(84,650)	(2,610)	64,140

Issuance of shares in connection with the exercise of 3,436 founders’ warrants and 1,523 options at an exercise price of €4.19	4,959	5	16					21
Issuance of shares in connection with the exercise of 6,929 founders’ warrants and 3,786 options at an exercise price of €8.07	10,715	10	76					86
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €5.68	6,666	7	31					38
Comprehensive income:
Net income						4,703		4,703
Unrealized gain on financial instruments							(113)	(113)
Stock-based employee compensation			2,090					2,090
Foreign currency translation							694	694

Total comprehensive income								7,374

Balance at December 31, 2006	15,554,153	€15,554	€139,393	€(1,312)	€—	€(79,947)	€(2,029)	€71,659

See notes to financial statements

WAVECOM – Annual Report Form 20-F 2006    F-5

Back to Contents

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2004	2005	2006

Cash flows from operating activities:
Net income (loss)	€(78,757)	€8,694	€4,703
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization and impairment of intangible and tangible assets	16,013	6,136	8,699
Share-based compensation	—	—	2,090
Impairment of intangible assets	1,768	—
Loss on sales and retirement of tangible assets	1,297	1,204	(9)
Gain on sales of long term investment	(1,166)	—	—
Amortization of deferred stock compensation and forfeitures of options and founders warrants	350	—	—
Deferred taxes	1,059	—	—
Changes in operating assets and liabilities:
Accounts receivable	20,318	1,186	3,762
Inventory	17,238	10,284	537
Value added tax recoverable	1,133	261	256
Prepaid expenses and other current assets	9,323	2,948	881
Recoverable taxes	(1,191)	(79)	—
Accounts payable and other accrued expenses	(50,701)	(28,237)	8,942
Accrued compensation	1,150	(1,232)	2,661
Deferred revenue and advances received from customers	(541)	1,651	(2,457)
Other payables	(71)	23	132
Other	296	61	(189)

Net cash provided (used) by operating activities	(62,482)	2,900	30,008

Cash flows from investing activities:
Disposal (acquisition) of long-term investments	7,004	5,432	(53)
Repurchase of minority interest in Arguin	(1,768)	—	—
Purchases of intangible and tangible assets	(2,554)	(1,688)	(5,504)
Acquisition of certain assets, net of cash acquired(1) (2)	—	—	(29,755)
Proceeds from sale of intangible and tangible assets	758	959	206
Proceeds from sale of long-term investments	1,647	—	—

Net cash provided (used) by investing activities	5,087	4,703	(35,106)

Cash flows from financing activities:
Principal payments on capital lease obligations	(954)	(447)	(378)
Proceeds from exercise of stock options and founders’ warrants	742	167	145

Net cash used in financing activities	(212)	(280)	(233)

Effect of exchange rate changes on cash and cash equivalents	220	22	(556)

Net increase (decrease) in cash and cash equivalents	(57,387)	7,345	(5,887)

Cash and cash equivalents, beginning of year	110,705	53,318	60,663

Cash and cash equivalents, end of year	€53,318	€60,663	€54,776

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	436	207	207
Income tax	146	452	110
Cash received during the year for:
Interest	2,077	1,226	1,339

(1)	Including €1,852,000 of cash included in the acquired assets from M2M division of Sony Ericsson and €61,000 from assets acquired from Nexgen.
(2)	Including €16,454,000 of intangible and tangible assets

See notes to financial statements

F-6    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Notes to Consolidated Financial Statements

(actual amounts in euros unless otherwise stated)

Note 1.	Nature of business and summary of significant accounting policies

Nature of business

Wavecom S.A. (“Wavecom” or “the Company”) is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on Euronext (Eurolist), Paris in France and on the Nasdaq National Market in the U.S. Wavecom is a global technology company that develops markets and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Its highly sophisticated wireless platforms, are sold as wireless central processing units (Wireless CPU1s – including both smart modems and modules) and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. Wavecom also provide its customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products.

Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Wavecom S.A., its wholly-owned subsidiaries Wavecom, Inc. (a Delaware corporation) and Wavecom Asia Pacific Ltd. (a Hong Kong corporation), both of which commenced operations in 1998; Wavecom Korea Co. Ltd and Wavecom Deutschland GmbH, branches transformed into subsidiaries in 2002; Wavecom Northern Europe Ltd (an English company) created in 2003; NexGen Software S.A.S., consolidated from its acquisition date, on June 2, 2006. Arguin Communications Inc. (wholly-owned at year-ended December 31, 2004) was dissolved for a loss of €12,000 in December 2005 and is no longer included in the consolidation scope since that date.

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

Revenue recognition

The Company’s revenue is derived from three primary sources (by order of importance): sales of products composed of wireless standard modules and wireless modems, license fees and revenue from technical support and other services.

Product sales – Revenue from product sales is recognized when (i) persuasive evidence of an arrangement exists, (ii) the product is delivered (at the time the products are shipped and risk of loss has been passed to the buyer), (iii) the price is fixed or determinable and (iv) collection of the price is reasonably assured. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. The Company’s product sales are not sold with a right of return unless our product is defective and covered by warranty. The Company’s sales typically do not include multiple product and/or service elements.

Licensing revenue – Revenue from licensing fees is recognized pursuant to the requirement of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended.

WAVECOM – Annual Report Form 20-F 2006    F-7

Back to Contents

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

Service revenue – Revenue from services is recognized when the services are performed, there is no material continuing performance and collection is reasonably assured. Revenue on service arrangements contingent on final customer acceptance is deferred until such acceptance has been received, and all other criteria for revenue recognition have been met. The costs associated with these arrangements are recognized as incurred.

Costs of goods sold

Costs of goods/services sold include all direct and indirect cost incurred with the sale including shipping and handling cost.

Shipping and handling costs

Shipping and handling costs incurred by the Company are reflected in cost of goods sold.

Research and development

Wavecom charges all research and development costs to expense as incurred.

Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses totaled €462,000, €229,000 and €564,000 in the years ended 2006, 2005 and 2004, respectively.

Net income (loss) per share

Net income (loss) per share amounts are computed using the weighted average number of shares outstanding.

Basic earnings per share excludes the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. In 2006 and 2005, diluted earnings per share includes the effects of dilutive options and warrants as if they had been exercised. The effect of options and warrants outstanding in 2004 have been excluded from the calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2004, and their effect is anti-dilutive.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and financial instruments (i.e derivatives).

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in six major banks and financial institutes in Paris and three major banks in Hong Kong. At December 31, 2006 and 2005, Wavecom had no cash nor cash equivalents invested in short-term money-market accounts bearing variable rates of interest (€47.6 million at December 31, 2004). At December 31, 2006, Wavecom had €3.6 million of pledged securities invested in short term money market accounts (monetary Société d’Investissement à Capital Variable : “SICAV”) classified as long-term investments in the accompanying Consolidated Balance Sheets. Wavecom had no variable rate debt at December 31, 2006.

The production of the historical business (business before the Sony Ericsson’s M2M Communications acquisition in 2006) is located with one single sub contractor located in China. Most of the production of Sony Ericsson’s M2M Communications business unit is being transferred to Wavecom historical sub contractor. At the end of December 2006, certain products of the acquired business were still being produced by two sub-contactors located in Mexico. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers in China or Mexico are unable to meet Wavecom’s requirements.

Wavecom sells its products to customers in a variety of industries principally in Europe, Asia/Pacific, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

F-8    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

A summary of the activity in the allowance for doubtful accounts is as follows:

Year ended December 31,
(in € thousands)	Beginning balance	Additions charged to expenses	Write-offs	Recovered receivable	Exchange rate difference	Ending balance

2004	1,866	1,527	—	(48)	(112)	3,233
2005	3,233	731	(186)	(419)	269	3,628
2006	3,628	1,935	(2,037)	—	(180)	3,346

For the years ended December 31, 2004 and 2005, certain customers represented revenues in excess of 10% of Wavecom’s total consolidated revenues. For the year ended December 31, 2006, no customer exceeded 10% of consolidated revenues. The amounts of annual revenues, and corresponding outstanding accounts receivable at December 31, from these customers were as follows:

	2004		2005		2006
(in € thousands)	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable

Customer A (EMEA and Asia-Pacific regions)	€18,578	€3,250	€14,115	€3,005	€17,097	€2,711
Customer B (Asia-Pacific region)	16,298	4,078	7,350	2,039	2,874	267
Customer C (Asia-Pacific region)	16,083	1,264	2,250	40	—	—
Customer D (Asia-Pacific region)	3,737	—	—	—	—	—

Sales to customers by geographic region are summarized as follows:

	Years ended December 31,
(in € thousands)	2004	2005	2006

China	€51,060	€23,205	€19,526
South Korea	3,497	3,097	2,736
Rest of Asia	22,731	23,160	16,804
France	19,157	22,134	25,694
Rest of Europe	44,408	43,566	62,840
United States of America	6,269	11,319	46,600
Rest of Americas	55	280	1,638
Rest of world	4,377	2,471	12,920

	€151,554	€129,232	€188,758

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

Substantially most of the Company’s long-lived assets are located in France and at our main contract manufacturer’s production facilities in China.

WAVECOM – Annual Report Form 20-F 2006    F-9

Back to Contents

Cash and cash equivalents

Wavecom considers all highly liquid investments with an original maturity of three months or less and money market mutual funds, to be cash equivalents. At December 31, 2004, Wavecom had amounts of €47,628,000 invested in money market accounts, including European monetary Société d’Investissement à Capital Variable (“SICAV”), with no fixed maturity, earning interest at short-term variable rates. At December 31, 2005 and 2006, Wavecom had no amounts invested in money market accounts.

Inventory

Inventories are valued at the lower of cost or market. Costs include:

•	latest costs of purchase (including taxes, transport, and handling) net of trade discounts received

•	costs of manufacturing (including fixed and variable manufacturing overheads) updated at each reporting date

Value added tax recoverable

Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 2004 and 2005, the Company had value added tax credits, immediately recoverable, of €355,000 and €120,000, respectively. As of December 2006, the Company had no value added tax credits.

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

Bank guarantees of €2,868,000 and €13,110,000 were issued in December 2000 and in July 2002 in favor of the owners of leased office space, in order to secure annual lease payments. Following the anticipated exit of the old lease and with the release of three floors of current offices, the first guarantee was entirely cancelled in 2004 and the second was reduced at the end of 2004 and during the first half of 2005. These guarantees were secured by pledge of investments only composed of monetary Société d’Investissement à Capital Variable (“SICAV”). The outstanding guarantee expires on July 2007 but will be renewed annually until the end of the lease in July 2011. These investments have been classified as long-term assets in the consolidated balance sheet and amounted to €9,017,000, €3,585,000 and €3,639,000 at December 31, 2004, 2005 and 2006, respectively.

Other assets

Other assets primarily include security deposits for leased properties.

Intangible and tangible assets, net

Intangible and tangible assets are stated at cost less accumulated amortization or depreciation. Leases are capitalized in accordance with Financial Accounting Standards Board Statement No 13 Accounting for leases (SFAS 13). Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Acquired intangible assets	11 months to 4 years
Laboratory equipment	1–5 years
Computer equipment and purchased software	1–5 years or contractual term
Furniture and office equipment	3–5 years
Leasehold improvements	10 years, or lease term if less

F-10    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

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

The fair values of intangible assets acquired through the business combinations as disclosed in Note 6, were determined using an independent appraisal using facts available at the acquisition date. However, they represent preliminary assessments that may be adjusted with respect to additional information obtained upon the definitive allocation of the purchase price. We do not anticipate significant adjustments to occur.

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of business acquired. Goodwill is not amortized but instead tested at least annually for impairment or more frequently when events or changes in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned.

Under FAS 142, “goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

Accrued royalties

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies are patented by third-parties and Wavecom uses these essential technologies. Some of the patents Wavecom uses are under licensing agreements for which Wavecom pays royalties. Other technologies Wavecom uses are not with license rights. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom’s products. The last two contracts were signed in 2004. Wavecom may enter into license arrangements with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products and, as such, may request royalty payments for the use of such technology.

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

The total percentage of royalties related to essential patents as a part of net selling price has been evaluated using the history of the essential patents license agreements the Company has already signed (8 agreements have been signed since early 1999) and external analyses. Because Wavecom does not currently have licensing agreements for all of the essential patents declared and listed at ETSI, the Company accrues royalties based on its estimate of the amounts or percentages which it believes will probably be due under future essential patents licensing agreements they will enter into. Such estimates are based on terms which are not materially different from already signed agreements.

The ultimate royalty paid by the Company may differ from the amounts accrued.

Royalty costs are recorded as cost of goods sold in the Company’s Statement of Operations.

WAVECOM – Annual Report Form 20-F 2006    F-11

Back to Contents

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

Other long term liabilities

As of December 31, 2004, 2005 and 2006, other long term liabilities include the long term portion of a lease incentive payment received from an office landlord which is being amortized over the lease term, expiring July, 2011, as a reduction to operating expense. Amortization for the year ending 2004, 2005 and 2006 was €1,575,000, €637,000 and €242,000 respectively. The decrease from 2004 to 2006 was the result of vacating several floors end of 2004 and in 2005.

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

Employee stock options and warrants and free shares

Under U.S. GAAP, effective January 1, 2006, the Group adopted SFAS No. 123 (Revised 2004) “Accounting for Share – Based Payment” (“SFAS 123(R)”), which superseded Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to its Employees” (“APB 25”). SFAS 123(R) requires the recognition of stock-based compensation expenses for all share-based payment awards based on their fair value. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Group applied the provisions of SAB 107, which relate to share-based payments, in its adoption of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Group accounted for share-based payment arrangements under APB 25 which requires that compensation expense be recorded only when the market price of the stock at the measurement date exceeds the amount the employee is required to pay upon exercise of the option.

Under SFAS 123(R), the Group elected the “Modified Prospective Application” transition method. Under this method, stock-based compensation expense recognized in the year ended December 31, 2006 includes (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair values estimated in accordance with the original provisions of SFAS 123 and determined using a binomial valuation model and (2) compensation expense for all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and determined with the same valuation model.

The main assumptions of this model are the following:

•	stock prices, at the grant date;

•	exercise price, established the day when the equity instrument is granted by the Board of directors or the shareholder’s general meeting and is at least equal to highest of the two following values: (i) the average of the twenty closing prices on Eurolist preceding the date of grant and (ii) the closing price on Eurolist of the day before the date of grant;

•	risk-free interest rate, given in reference to the rate of French treasury bonds corresponding to the expected life of each equity instrument;

•	expected volatility, based on mean reversion method applied to the series of historical daily profitabilities of the four years before the grant date;

F-12    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

•	expected dividend yield of zero, based on the fact that the Company has never paid dividends and has no present intention to pay dividends.

Wavecom recorded €2,090,000 of stock compensation expense in its Consolidated Statement of Income for the year ended December 31, 2006. Stock compensation expense is further described in Note 10.

SFAS 123R requires the presentation of pro forma information for the comparative period prior to the adoption as if Wavecom had accounted for all our employee stock options under the fair value method of the original SFAS 123. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the years ended December 31, 2004 and 2005.

	Years ended December 31
(In € thousands, except per share data)	2004	2005

Net income (loss), as reported	€(78,757)	€8,694
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	350	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,540)	(4,649)

Pro forma net income (loss)	€(85,947)	€4,045

Earnings (loss) per share:
Basic — as reported	€(5.14)	€0.57
Basic — pro forma	€(5.61)	€0.26
Diluted — as reported	€(5.14)	€0.56
Diluted — pro forma	€(5.61)	€0.26
Weighted average assumptions:
Expected holding period (years)	5	5
Risk-free interest rate	3.56%	3.34%
Volatility	69%	66%
Expected dividend yield	N/A	N/A

The pro forma information compensation cost may not be representative of that to be expected in future years.

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of (i) foreign currency translation adjustments for €(1,944,000), €(1,247,000) and €(1,283,000) at December 31, 2006, 2005 and 2004, respectively and (ii) unrealized gains and losses on cash flow hedges under SFAS 133 for €(113,000), €29,000 and €(150,000) at December 31, 2006, 2005 and 2004, respectively.

Recent accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48 “Accounting Uncertainty in Income Taxes” an interpretation of FASB Statement No.109 (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarified the accounting for income taxes by prescribing a recognition threshold (“more–likely-than-not to be sustained upon examination by taxing authorities) and a measurement attribute (largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement) for the financial statement recognition and measurement of tax positions taken of expected to be taken in a tax return. FIN 48 will become effective for the Group on January 1, 2007. Wavecom is currently evaluating the impact of adopting FIN 48.

In September 2006, the FASB issued Statement No. 157 “Fair Value Measurements” which defines fair value and establishes a framework for measuring fair value. SFAS 157 does not impose fair value measurement on items not already accounted foe at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either

WAVECOM – Annual Report Form 20-F 2006    F-13

Back to Contents

require or permit fait value measurement. SFAS 157 is effective for the Company for the year ending December 31, 2008. Wavecom is currently evaluating the impact of adopting SFAS 157.

In February 2007, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement requires a business entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. An entity may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. This statement is effective for the Company as of January 1, 2008. Wavecom is currently evaluating the impact of adopting SFAS 159.

Note 2.	Inventory

Components of net inventory are:

	December 31,
(in € thousands)	2004	2005	2006

Purchased components and raw materials	€324	€—	€—
Finished goods	5,164	3,672	887
Components and finished goods held by contract manufacturers	10,921	2,776	5,744

	€16,409	€6,448	€6,631

Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by its two main contract manufacturers.

Note 3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include:

	December 31,
(in € thousands)	2004	2005	2006

Suppliers’ credit note accruals	€1,387	€6	€486
Prepaid expenses	3,307	2,589	1,807
Tax recoverable	719	—	—
Other current assets	68	146	68

Total prepaid expenses and other current assets	€5,481	€2,741	€2,361

Credit notes from suppliers are accrued at the end of each period, based on amounts which have been negotiated and accepted by Wavecom’s contract manufacturers.

Prepaid expenses consist primarily of prepaid rent and other operating expenses.

Note 4.	Financial instruments and Derivatives

Wavecom uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollar. The Company complies with the Financial Accounting Standards Board issued Statement No 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS 133). SFAS 133 requires the recognition of all financial instruments

F-14    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

including derivatives at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as a hedge, its effectiveness as a hedge, and the type of hedge transaction. Any change in the fair value of the derivatives deemed ineffective as a hedge is immediately recognized in earnings.

The following tables present fair values of derivative financial instruments at December 31, 2004, 2005 and 2006:

	At December 31, 2004
	Notional Amount	Fair value

	(in $ thousands)	(in € thousands)
Fair Value hedges of payables invoiced in U.S. dollars and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	5,500	(294)
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	4,000	(150)

Total	$9,500	€(444)

Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$5,000	€34

Total	$5,000	€34

	At December 31, 2005
	Notional Amount	Fair value

	(in $ thousands)	(in € thousands)
Fair Value hedges of payables invoiced in U.S. dollars and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	1,000	15
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	4,500	34

Total	$5,500	€49

Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$2,100	€(5)

Total	$2,100	€(5)

WAVECOM – Annual Report Form 20-F 2006    F-15

Back to Contents

	At December 31, 2006
	Notional Amount	Fair value

	(in $ thousands)	(in € thousands)
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	2,500	9

Total	$2,500	€9

Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	2,000	(15)

Total	$2,000	€(15)

The net foreign currency exposure, presented in the table below, relates to Company’s assets and liabilities as of December 31, 2004, 2005 and 2006, which are denominated in foreign currencies and then converted into euros.

	At December 31, 2004		At December 31, 2005		At December 31, 2006
(in € thousands)	USD	Other Currencies	USD	Other Currencies	USD	Other Currencies

Assets	€17,494	€1,312	€17,164	€453	€30,309	€459
Hedging of assets in foreign currencies (balance sheet)	3,671	—	1,780	—	1,519	—

Net assets after hedging	€13,823	€1,312	€15,384	€453	€28,790	€459

Liabilities	€6,623	€1,831	€7,364	€2,079	€16,371	€1,553
Hedging of liabilities in foreign currencies (balance sheet)	4,038	—	848	—	—	—

Net liabilities after hedging	€2,585	€1,831	€6,516	€2,079	€16,371	€1,553

The fair value of foreign currency related derivatives are included in the balance sheet in other assets and other liabilities. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.

During the year ended December 31, 2006, the Company recorded a loss of €(113,000) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the year ended December 31, 2006, the Company recognized a net loss of €15,000 (net gain of €6,000 for the year ended December 31, 2005 and a net loss of €13,000 for the years ended December 31, 2004) related to the ineffective portion of its hedging instruments and a net loss of €26,000 (net gain of €8,000 for the year ended December 31, 2005 and a net loss of €43,000 for the year ended December 31, 2004) related to the portion of the hedging instrument the Company excluded from its assessment of hedging effectiveness.

The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

F-16    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:

–	Cash and cash equivalents, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value.

–	Long-term investments: such investments are composed of monetary SICAV with traded market prices. Due to the sale and repurchase of these SICAV on December 31, 2006, 2005 and 2004, their fair value equals the market value. Their fair values amounted to €3,639,000, €3,585,000 and €9,016,000 at December 31, 2006, 2005 and 2004, respectively.

–	Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market process that Wavecom would pay or receive to settle the related agreements, by reference to published exchange rates.

Note 5.	Intangible and tangible assets, net

Intangible and tangible assets, net include:

	December 31,
	2004	2005	2006

(in € thousands)	Net book value	Net book value	Gross carrying amounts	Accumulated depreciation and impairment	Net book value

Intangible assets :
Customer relationships	€—	€—	€9,750	€1,625	€8,125
Non-compete agreement	—	—	2,350	522	1,828
Technology	—	—	1,200	873	327
In process technology	—	—	1,450	1,450	—
NexGen protocol stack	—	—	100	29	71

Subtotal acquired intangible assets	—	—	14,850	4,499	10,351

Tangible assets :
Laboratory and testing equipment	5,398	2,240	25,583	22,154	3,429
Computer equipment and software	2,588	1,112	22,306	19,700	2,606
Furniture and office equipment	771	345	1,623	1,289	334
Leasehold improvements	2,550	1,555	2,750	1,100	1,650
Other	1,310	984	2,289	889	1,400

Total	€12,617	€6,236	€69,401	€49,631	€19,770

WAVECOM – Annual Report Form 20-F 2006    F-17

Back to Contents

Change in the net book value of intangible and tangible assets are as follows :

	December 31,
(in € thousands)	2004	2005	2006

Beginning of year balance, net of depreciation & amortization	€27,862	€12,617	€6,236
Acquisitions	5,778	1,776	6,102
Tangible and intangible assets acquired(1)	—	—	16,454
Sales and retirements	(5,684)	(11,646)	(5,848)
Depreciation and impairment expenses	(17,781)	(6,136)	(8,699)
Accumulated depreciation on sales and retirements	2,493	9,500	5,641
Translation adjustment	(51)	125	(116)

End of year balance, net of depreciation & amortization	€12,617	€6,236	€19,770

(1)	assets related to Sony Ericsson and NexGen acquisitions

Based on the current amount of intangible assets, the estimated amortization expense for each of the succeeding 5 years is as follows: 2007: €3,548,000 ; 2008: €3,221,000 ; 2009: €2,699,000 ; 2010: €813,000 ; 2011: €0.

2004 and 2005 impairment expenses include:

•	€1,768,000 in 2004 related to the impairment of goodwill of Arguin Communications Inc. (“Arguin”) as a result of the Company’s restructuring plan which included the liquidation of Arguin as part of the closure of its PCD business;

•	€755,000 and €372,000 in 2004 and 2005, respectively, related to certain production equipment used for making products whose production was shut down earlier than initially planned . The impairment charge was based on the expected future cash flows to be generated from these assets and the related residual values on disposal. (See Note 13);

•	€410,000 in 2004 mainly related to leasehold improvements, computer equipment, and software following the 2004 restructuring plan.

The cost of equipment purchased under capital leases included in intangible and tangible assets at December 31, 2004, 2005 and 2006 totaled €6,714,000, €6,531,000 and €5,719,000, respectively. Accumulated amortization of this equipment totaled €5,972,000, €6,164,000 and €5,131,000 at December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2006, Wavecom identified no other events or changes in circumstances which indicate that the carrying amount of an asset may not be recoverable.

Note 6.	Business combinations

Sony Ericsson M2M Communications

On April 26, 2006, Wavecom acquired certain assets of Sony Ericsson’s M2M Communications business unit which specializes in automotive and industrial wireless solutions, in a cash transaction. The business unit includes the assets and activities in M2M research & development, marketing, and sales. The transaction does not include, however, any assets or activities related to Sony Ericsson’s mobile phones, accessories, or PC card business, which will remain a part of Sony Ericsson.

The assets acquired include a line of wireless modules similar to Wavecom’s own modules. The Company believes that these products provide strengths in markets and geographies that are complementary to its historical business and that the acquisition of these assets offers numerous synergies and benefits, specifically in scale and geographic presence. It brought to Wavecom a solid customer base from the North American automotive and fleet management market that is intended to further reinforce Wavecom’s already diverse automotive customer base in Europe.

The final purchase price for Sony Ericsson’s M2M Communications business unit was €31,206,000 at December 31, 2006. Initial purchase price of €33,706,000 (comprising €1,200,000 acquisition costs) included an additional cash considered of €7,500,000 contingent upon achieving of certain commercial targets and completion of transition services. As one of the commercial targets was not reached, the deferred cash payment was reduced by €2,500,000.

F-18    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

The Sony Ericsson’s M2M Communications business unit acquisition is accounted for under the purchase method of accounting. Accordingly, the results of Sony Ericsson’s M2M Communications business unit are included in the consolidated financial statements from the acquisition date, April 30, 2006.

The Company has allocated the purchase price to the Sony Ericsson assets acquired and liabilities assumed at fair value, using of an independent appraisal. The excess of fair value of the net tangible and intangible assets acquired compared to the revised amount paid as of December 31, 2006 has been reflected as goodwill in accordance with SFAS No. 141. This preliminary allocation is still subject to revision. Subsequent revisions, if any, are not expected to be material since we have no further obligations under the contingent consideration. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in € thousands)	Fair value

Acquired assets:
Inventory	872
Accounts receivable	10,055
Cash and cash equivalents	1,852

Total current assets	12,779

Intangible assets, net	13,300
Tangible assets, net	1,604

Total assets	27,683

Assumed liabilities:
Accounts payable	5,959

Total current liabilities	5,959

Total liabilities	5,959

Net assets acquired	21,724
In-process research and development	1,450
Residual Goodwill	8,032

Total consideration	31,206

WAVECOM – Annual Report Form 20-F 2006    F-19

Back to Contents

The components of the Intangible assets listed in the above table and valued in connection with the acquisition consisted of:

(in € thousands)			Valuation	Useful life

Customer relationships	(a	)	9,750	4 years
Non-compete agreement	(b	)	2,350	3 years
Technology	(c	)	1,200	1 year

(a)	The customer relationships were measured using the excess earnings method on the basis of varying revenue assumptions (including probability of renewals at the expiration of contracts), new customer recruitment costs and a discount rate of 14%.
(b)	The non-compete agreement, conclude for a period of three years, was valued by modeling the impact on the present value (discount rate of 12% used) of future free cash flows of the acquired activity if Sony Ericsson were to compete.
(c)	The existing technology was measured using the relief from royalty method, on the basis of a royalty rate of 4% and a discount rate of 11%.

€1,450,000 of the purchase price represents the estimated fair value of projects that, as of acquisition date, had not reached technology feasibility and had no alternative use. Accordingly, this amount was immediately expensed in the consolidated statement of operations in the second quarter of 2006.

The Company believes that the goodwill recognized above is attributed to the expected benefits of this acquisition in terms of synergies and geographic exposure.

The following unaudited pro forma financial information assume that the acquisition of Sony Ericsson’s M2M Communications business unit was completed as of January 1, 2005.

	Year end December 31
(in euros thousands except for share data)	2005	2006

Revenues	73,643	84,482
Income before income taxes	(4,841)	3,808
Net income	(5,236)	3,683
Net income per share Basis	(0.34)	0.24
Net income per share Diluted	(0.33)	0.23

These financials have been prepared using Wavecom historical financials statements for the years ended December 31, 2006 and 2005 and available unaudited financial information on the Sony Ericsson’s M2M Communications business unit for the year ended December 31, 2005 and for the four month period ended April 30, 2006. These historical financial statements have been adjusted to reflect Wavecom specific costs structure in term of cost of good sold and operating expenses. In addition, amortization of acquired intangible assets has been computed as if the acquisition took place on January 1st, 2005. Interest income has also been adjusted to reflect a cash payment on January 1st, 2005.

The unaudited pro forma information is presented for information purposes and does not purport to be indicative of results that would have been achieved if the acquisition had taken place at the beginning of the year ended December 31, 2005 presented nor does it purport to be indicative of the results that will be achieved in the future.

The acquired business has been fully integrated into the historical business of Wavecom and is not considered as a separate business or activity. It is therefore not possible to present separately the results generated by this acquired business for the period after the acquisition date.

NexGen Software

On June 15, 2006, Wavecom acquired 100% of the outstanding stock of NexGen Software S.A.S for cash consideration of €400,000. This acquisition brought to Wavecom its internally-developed TCP/IP (internet) suite of protocol stacks and internet software expertise along with a worldwide customer base of over 100 clients. The Company believes that this acquisition eliminated its reliance on external, third-party, TCP/IP vendors and further strengthened its already extensive software expertise while adding IPs (Internet Protocols) developed exclusively by NexGen Software specifically for machine-to-machine communication.

F-20    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

The transaction has been accounted for under the purchase method of accounting. Accordingly, assets acquired and liabilities assumed were measured at fair value on the acquisition date in application of the purchase method.

The net assets and liabilities acquired, on the basis of the situation as of May 31, 2006, amounted to € 215,000. The intangible asset identified in connection with the acquisition and valued at € 100,000 consists of an internally-developed TCP/IP (internet) suite of protocol stacks, which is depreciated on its estimated useful life of 2 years from June 1, 2006. The excess of purchase price over the fair value of net assets acquired and identifiable intangibles, or residual goodwill, amounted to € 85,000.

For the year ended December 31, 2006, operating income generated by NexGen and recorded in Wavecom’s consolidated statements of operations since the date of acquisition amounted to € 37,000. Pro forma results of operations reflecting this acquisition has not been presented because the results of operations of the acquired Company are not material to the Company’s results of operations.

Note 7.	Capital lease obligations

Future minimum lease payments under capitalized lease obligations for the years ending December 31 were as follows (in € thousands):

2007	€257
2008	174
2009	147
2010	89

Total minimum lease payments	667
Less amount representing interest	(49)

Present value of net minimum lease payments	618
Less current portion	233

Long-term portion	€385

Note 8.	Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

Long term portion

	December 31,
(in € thousands)	2004	2005	2006

Accrued royalties	€14,831	€16,230	€15,378
Warranty accrual	120	94	72
Other accruals	328	451	507

Total	€15,279	€16,775	€15,957

WAVECOM – Annual Report Form 20-F 2006    F-21

Back to Contents

Short term portion

	December 31,
(in € thousands)	2004	2005	2006

Warranty accrual	€1,893	€1,457	€1,091
Headcount restructuring cost accrual	8,132	357	150
Other accruals	6,913	2,017	2,472

Total	€16,938	€3,831	€3,713

Other accrued expenses changes for the years ended December 31, 2004, 2005 and 2006 were the following:

(in € thousands)	Balance at January 1, 2004	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2004

Accrued royalties	€20,648	€1,683	€(7,500)	€—	€14,831
Warranty accrual	3,780	3,300	(5,066)	—	2,014
Headcount restructuring cost accrual	—	14,739	(6,607)	—	8,132
Other accruals:
Costs associated with an anticipated exiting of leases	5,834	1,572	(7,255)	—	151
Customers claims	2,950	1,906	(2,330)	(611)	1,915
Tax audit	374	2,209	—	—	2,583
Third-party litigations	243	433	(86)	—	590
Other	1,826	1,754	(1,579)		2,001

Subtotal other accruals	11,227	7,874	(11,250)	(611)	7,240

Total	€35,655	€27,596	€(30,423)	€(611)	€32,217

F-22    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

(in € thousands)	Balance at January 1, 2005	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2005

Accrued royalties	€14,831	€1,399	€—	€—	€16,230
Warranty accrual	2,014	2,691	(3,154)	—	1,551
Headcount restructuring cost accrual	8,132	—	(7,555)	(220)	357
Other accruals:
Costs associated with an anticipated exiting of leases	151	—	(110)	—	41
Customers claims	1,915	475	(719)	(968)	703
Tax audit	2,583	—	(2,583)	—	—
Third-party litigations	590	119	(57)	(62)	590
Other	2,001	806	(1,673)	—	1,134

Subtotal other accruals	7,240	1,400	(5,142)	(1,030)	2,468

Total	€32,217	€5,490	€(15,851)	€(1,250)	€20,606

(in € thousands)	Balance at January 1, 2006	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at December 31, 2006

Accrued royalties	€16,230	€5,513	€—	€(6,365)	€15,378
Warranty accrual	1,551	1,775	(2,163)	—	1,163
Headcount restructuring cost accrual	357	150	(357)	—	150
Other accruals:
Costs associated with an anticipated exiting of leases	41	—	(41)	—	—
Customers claims	703	633	(110)	(17)	1,209
Third-party litigations	590	50	(116)	—	524
Other	1,134	971	(859)	—	1,246

Subtotal other accruals	2,468	1,654	(1,126)	(17)	2,979

Total	€20,606	€9,092	€(3,646)	€(6,382)	€19,670

Accrued royalties represents an accrual for amounts due patents holders for technology used in the Company’s products. Following an in-depth analysis in 2005, the Company changed its estimation of the amounts that may be due to patent holders with which no formal arrangement exists. This change resulted in a positive impact to current year operating results of €2,900,000 in 2006, which is the net effect of a reversal for prior estimates no longer deemed necessary having expired under the new methodology offset by changes in the accrual rate on current revenues that may be

WAVECOM – Annual Report Form 20-F 2006    F-23

Back to Contents

subject to future royalties for future agreements not yet entered into. Settlements during the years ended December 31, 2004 primarily included cash payments related to patent holders with whom Wavecom concluded licensing agreements with during the year. Actual royalties paid for use of technology for which the Company has no formal agreement could differ from the estimates.

Headcount restructuring costs accruals are related to the restructuring plans in 2004 following our decision to exit the handset business and include headcount reduction costs and associated charges, severance and outplacement.

Cost associated with an anticipated exit of leases relates to costs associated with offices that we vacated in 2003 before the end of the lease.

Customer claims represent accruals other then warranty that might be required, on a case by case basis, to cover the impact of specific technical issues which are not covered in our standard warranty. Such issues, mainly include defects in a specific hardware component and software corruption. These defects may lead to a decision by Wavecom to offer a customer compensation for part of the customer’s costs arising from these issues, following a specific, documented and justified claim.

In July 2004, Wavecom received a notification from the Tax authorities related to fiscal years 1999 to 2001. This provision mainly covers amounts claimed by the Tax authorities for business taxes for fiscal years 2001 and 2002. These expenses were settled during the year 2005. The tax authorities also contested a portion of Wavecom’s research and development tax credits for the years 1999 to 2001 for a total of €3.6 million. No provision was recorded for this later claim as Wavecom believes that the Company has strong support for its position and it is probable that it will not impact the net income The Company requested in December 2004 the opinion of another expert appointed by the French ministry of industry. The request for revaluation was granted and is currently underway.

Other accruals are mainly related to business tax and social taxes, and to retirement accruals associated with French statutory pension plans.

Wavecom contributes to a defined benefit pension plan for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom’s obligation, for the years ended December 31, 2004, 2005 and 2006, amounted to €328,000, €451,000 and €507,000, respectively, and is calculated as the present value of estimated future benefits to be paid. No employee retired during the last three years.

The main assumptions used in the calculation are the following:

	2004	2005	2006

Rate of discount	4.5%	4%	4.3%
Salary increase	2.5 #%	2.5%	3%
Retirement age	60 & 65 years	60 & 65 years	62 & 65 years
Weighted average turnover	5.67%	5.83%	5.19%

There are no defined benefit retirement plans in Hong Kong, Germany, Great Britain, South Korea and the United States.

Wavecom Inc. 401K retirement plan was converted to a Safe-Harbor plan beginning January 2006, thereby providing 100% employer matching funds on the first 3% of employee contributions and 50% matching funds on an additional 2% of employee contributions. Stemming from the Sony Ericsson M2M acquisition in April 2006, the 401K retirement plan was amended to include an additional employer contribution plan. Contributions range from 3.5% to 10% of salary, based on employee age. All U.S. based employees are eligible to participate in the plans. All contributions were provided for in the relevant reporting period and the final contributions from the last 2006 payroll was made in January, 2007.

Note 9.	Shareholders’ equity

At December 31, 2006, 15,554,153 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 156,345 shares repurchased during 2003 and held in treasury, 15,397,808 shares were outstanding at December 31, 2006.

F-24    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

General

On February 12, 2003, Wavecom initiated a share buyback program covering a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. At December 31, 2004, 2005 and 2006, Wavecom held 156,345 shares pursuant to this program purchased for a total amount of €1,312,215.

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

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom’s by-laws. There were no distributable retained earnings at December 31, 2006. Dividend distributions by Wavecom, if any, will be made in euro.

Stock option, warrant plans and free shares

The shareholders of Wavecom authorized the board of directors to grant founders’ warrants to employees of the French parent company, stock options to employees of subsidiaries, warrants to members of the board of directors and free shares to employees of the French parent company and its subsidiaries. Under the terms of the plans, the options and warrants give the right to purchase one share per option or warrant at an exercise price to be based on the stock market price of Wavecom shares on the grant date.

Options and founders’ warrants granted in 2004, 2005 and 2006 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 331 3% per year over 3 years. Options expire 10 years after the grant date. Founders’ warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders’ warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders’ warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options. Warrants granted to Board members expire after five years. Any unvested or unexercised options and founders’ warrants are cancelled upon termination of employment.

During 2006, 30 employees were granted free shares. The total number of free shares so granted was 155,673. Under French Law, the shares vest after a two year period which means that they are only effectively acquired and owned by the beneficiaries after two years. This two year period shall expire on May 17, 2008. In addition, for a further two years, the beneficiary cannot transfer or sell the shares. This two year period expires on May 17, 2010.

WAVECOM – Annual Report Form 20-F 2006    F-25

Back to Contents

A summary of the founders’ warrants, warrants to Board members and free shares is as follows:

	Founders’ warrants to employees of the French parent company							Warrants to members of the board of directors					Free shares

Shareholders’ meeting date	06/17/02		05/22/03			11/16/04		05/22/03	05/26/04	11/16/04	05/26/05	05/17/06	12/22/05
Total of warrants authorized	590,000		290,000			462,700		40,000	50,000	20,000	70,000	40,000	156,345
Board of directors date	07/09/02	03/25/03	05/22/03	08/27/03	03/23/04	01/19/05	03/15/05	N/A	N/A	N/A	N/A	N/A	05/17/06
Total of warrants granted	395,360	193,000	11,000	241,000	38,000	302,700	154,500	40,000	50,000	20,000	70,000	40,000	155,673
Exercise price	€39.18	€8.07	€11.18	€11.40	€9.62	€5.39	€4.19	€11.18	€7.04	€5.68	€6.55	€10.62	€0
Total of warrants exercised	—	15,453	—	—	—	—	3,436	—	6,666	6,666	—	—	—
Accumulated warrants cancelled at December 31, 2006(2)	290,155	88,847	—	150,000	16,000	—	3,646	—	13,334	13,334	10,000	—	1,500
Total of warrants cancelled during the year ended Dec 31, 2006(2)	15,890	3,727	—	4,000	4,000	—	3,646	—	—	13,334	—	—	1,500
Total of warrants granted and not exercised at December 31, 2006(2)	105,205	88,700	11,000	91,000	22,000	302,700	147,418	40,000	30,000	—	60,000	40,000	154,173
Total of warrants exercisable at December 31, 2006(2)	105,205	82,947	9,846	75,786	15,113	201,800	63,229	40,000	19,998	—	19,998	—	—
Expiration date(1)	07/08/07	03/24/08	05/21/08	08/26/08	03/22/09	11/15/09	03/14/10	05/21/08	05/25/08	11/15/08	05/25/09	05/16/10	05/16/08

(1)	Founders’ warrants not exercised at the expiration date will be converted into stock options. Warrants expire in terms of five or four years. Free Shares convert ownership after two years.
(2)	For the respective grant date

F-26    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

A summary of the stock options is as follows

	STOCK OPTIONS

Shareholders’ meeting date	02/25/99		03/15/00				06/27/00		12/20/00			06/29/01		12/19/01
Total of stock options authorized	600,000		300,000				100,000		800,000			1,200,000		450,000
Board of directors date	02/09/99	04/27/99	03/30/00		06/27/00		06/27/00	07/24/00	12/20/00		03/14/01	06/29/01		12/19/01
Total of stock options granted	530,800(1)	1,500	157,200#(1)	5,700	101,300#(1)	24,710	50,860(1)	41,000(1)	400,000#(1)	90,590	61,000	467,151#(1)	97,395	233,500#(1)	193,500
Exercise price	€4.57	€4.57	€139.52	€139.52	€103.23	€103.23	€103.23	€136.62	€69.86	€69.86	€26.68	€34.66	€34.66	€41.09	€41.09
Total of stock options exercised	14,625	—	—	—	—	—	—	—	—	—	4,684	—	—	—	—
Accumulated stock options cancelled at December 31, 2006(2) (3)	510,183	—	109,000	1,200	78,000	20,860	39,200	25,600	311,931	72,190	53,316	340,849	82,695	176,000	167,500
Total of stock options granted and not exercised at December 31, 2006(3)	5,992	1,500	48,200	4,500	23,300	3,850	11,660	15,400	88,069	18,400	3,000	126,302	14,700	57,500	26,000
Total of stock options exercisable at December 31, 2006(3)	5,992	1,500	48,200	4,500	23,300	3,850	11,660	15,400	88,069	18,400	3,000	126,302	14,700	57,500	26,000
Expiration date(1)	02/08/09	04/26/09	03/29/10		06/26/10		06/26/10	07/23/10	12/19/10		03/13/11	06/28/11		12/18/11

	STOCK OPTIONS

Shareholders’ meeting date	06/17/02				05/22/03						11/16/04				12/22/05
Total of stock options authorized	840,000				440,000						542,700				427,500
Board of directors date	07/09/02		03/25/03		05/22/03		08/27/03		03/23/04	08/18/04	01/19/05	03/15/05		09/07/05	05/17/06
Total of stock options granted	395,360#(1)	174,095	193,000#(1)	155,200	11,000#(1)	10,500	241,000#(1)	99,000	38,000(1)	147,300	302,700(1)	154,500#(1)	49,000	3,500	423,544
Exercise price	€39.18	€39.18	€8.07	€8.07	€11.18	€11.18	€11.40	€11.40	€9.62	€3.29	€5.39	€4.19	€4.19	€10.18	€10.62
Total of stock options exercised	—	—	—	4,991	—	—	—	—	—	—	—	—	1,523	—	—
Accumulated stock options cancelled at December 31, 2006(2) (3)	290,155	155,045	104,300	90,111	—	9,000	150,000	66,000	16,000	—	—	7,082	—	—	—
Total of stock options granted and not exercised at December 31, 2006(3)	105,205	19,050	88,700	60,098	11,000	1,500	91,000	33,000	22,000	147,300	302,700	147,418	47,477	3,500	423,544
Total of stock options exercisable at December 31, 2006(3)	—	19,050	—	56,487	—	1,335	—	27,482	—	85,922	—	—	19,871	1,091	—
Expiration date(1)	07/08/12		03/24/13		05/21/13		08/26/13		03/22/14	08/17/14	01/18/15	03/14/15		09/06/15	05/16/16

(1)	Options which will become exercisable after 5 years to the extent which the related founders’ warrants expire unexercisable
(2)	Stock options cancelled, to be granted by future board of directors
(3)	For the respective grant date

WAVECOM – Annual Report Form 20-F 2006    F-27

Back to Contents

A summary of the activity in the warrants stock options and free shares is as follows:

	Number of shares	Weighted average exercise price per share €	Price range €

Balance at January 1, 2004	2,864,529	41.73	2.29 – 150.72
Granted	258,300	5.21	3.29 – 9.62
Exercised	(163,501)	4.54	2.29 – 4.57
Cancelled	(843,665)	44.08	8.07 – 139.52

Balance at December 31, 2004	2,115,663	39.21	4.57 – 150.72
Granted	579,700	5.14	4.19 – 10.18
Exercised	(25,523)	6.55	4.57 – 8.07
Expired	(30,000)	126.98	103.23 – 150.72
Cancelled	(771,406)	42.85	4.57 – 139.52

Balance at December 31, 2005	1,868,434	26.18	3.29 – 139.52
Granted	619,217	7.95	0 – 10.62
Exercised	22,340	6.5	4.19 – 8.07
Expired	(50,000)	37.78	34.66 – 42.46
Cancelled	(139,273)	40.84	0 – 139.52
Balance at December 31, 2006	2,276,038	20.26	0 – 139.52

Cancellations related to the years ended December 31, 2004 and 2005 were mainly due to the headcount reductions following the restructuring plans.

At December 31, 2006, 1,293,533, founders’ warrants, stock options and warrants were exercisable (1,137,361 and 1,331,611 at December 31, 2005 and 2004, respectively).

The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2006 was approximately 6 years.

155,673 free shares have been granted to employees and members of the board. As of December 31, 2006 these shares could not be exercised.

F-28    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

The weighted-average fair value of options, warrants and free shares granted during 2004, 2005 and 2006 was as follows:

	2004	2005	2006

Options whose price equaled market price of the underlying shares on the grant date	€2.84	—	€10.00
Options whose price was less than the market price of the underlying shares on the grant date	—	€2.93	€6.03
Options whose price was greater than the market price of the underlying shares on the grant date	€2.48	—	—

Note 10.	Stock-based compensation

Stock-based compensation includes stock options, warrants and free shares and were estimated as follow:

Equity instruments	Grant date	Number of stock options, warrants and shares granted	Stock price on date of grant	Exercise price	Expected volatility	Expected life	Risk-free interest rate	Compensation for the year ended 2006	Initial fair value at date of grant
								(in € thousands)

Stock options	25.03.2003	155,200	8.14	8.07	82.56%	10 years	4.29%	10	897
	22.05.2003	10,500	10.78	11.18	81.39%	10 years	3.77%	1	78
	27.08.2003	99,000	11.25	11.4	79.51%	10 years	4.21%	3	775
	18.08.2004	147,300	2.95	3.29	69.07%	10 years	4.10%	53	262
	15.03.2005	49,000	4.23	4.19	63,08%	10 years	3.75%	43	123
	07.09.2005	3,500	11.25	10.18	67.17%	10 years	3.10%	13	25
	17.05.2006	423,544	10	10.62	65.78%	10 years	4.08%	892	2,598

Founder’s	25.03.2003	193,000	8.14	8.07	82.56%	10 years	4.29%	12	1,059
warrants	22.05.2003	11,000	10.78	11.18	81.39%	10 years	3.77%	5	79
	27.08.2003	241,000	11.25	11.4	79.51%	10 years	4.21%	34	1,791
	23.03.2004	38,000	8.3	9.62	70.12%	10 years	3.97%	8	180
	19.01.2005	302,700	5.4	5.39	66.94%	10 years	3.52%	270	942
	15.03.2005	154,500	4.23	4.19	63,08%	10 years	3.75%	122	366

Warrants to	22.05.2003	40,000	10.78	11.18	81.39%	5 years	2.88%	12	261
members of	26.05.2004	50,000	5.9	7.04	70.11%	4 years	3.37%	19	141
the board of	16.11.2004	20,000	5.68	5.68	66.95%	4 years	2.82%	—	57
directors	26.05.2005	70,000	6.78	6.55	67.43%	4 years	2.58%	73	242
	17.05.2006	40,000	10	10.62	65.78%	4 years	4.08%	70	196

Free shares	17.05.2006	155,673	10	N/A	N/A	4 years	N/A	450	1,557

Total								2,090	11,629

The total amount of €2,090,000 was recording in the following line items of the Statement of operations:

(in € thousands)	Year ended December 31, 2006

Research and development	268
Sales and marketing	510
General and administrative	1,312

2,090

As of December 31, 2006, the total compensation cost related to non-vested awards not yet recognized, but issued was €3,332,000, which is expected to be amortized over the 4 years ending December 31, 2010.

WAVECOM – Annual Report Form 20-F 2006    F-29

Back to Contents

Note 11.	Impairment of intangible assets

In accordance with FAS N° 142 “goodwill and Other intangible Assets”, the Company completed the annual impairment tests of the goodwill generated by the acquisition of the M2M activity from Sony Ericsson. These tests were performed at the reporting unit level using a two step, fair value based approach. The Company has determined that it has three reporting units, which are the three geographic segments. The goodwill has been allocated to these segments as follows:

EMEA:	€3,004,000
Americas:	€3,459,000
APAC:	€1,569,000

Total	€8,032,000

The Company concluded that no impairment existed at December 31, 2006.

At December 31, 2004, the Company performed the required annual impairment test of goodwill, which resulted in a determination that impairment of goodwill existed in 2004 related to the Arguin acquisition. This resulting charge of €1,768,000 for the year ended 2004, was included in “impairment of intangible assets” in the Company’s statement of operations. The resulting impairment is primarily attributable to changes in the Company’s strategy and evolution of its target markets.

Note 12.	Restructuring

Three restructuring plans were announced over an approximate twelve-month period. The first was announced in late 2003 and two subsequent plans were announced in 2004.

In October 2003, Wavecom announced a plan to consolidate all production with one contract manufacturer as well as to reorganize its customer care unit.

In early 2004, Wavecom put a new organization structure in place in order to position the Company to take advantage of market changes. The key pillars of Wavecom’s new structure were the establishment of two business units, one dedicated to PCD applications and the other to vertical market applications. Wavecom also announced a second restructuring plan aimed at significantly reducing operating expenses primarily through headcount reductions.

Under its new CEO, Wavecom announced in September 2004 plans to further restructure the organization as it focused on accelerating growth in its vertical markets business. This third restructuring plan included the exit from the handset market, as well as the termination of semiconductor development. The Company’s new structure resulted in significant additional headcount reductions, primarily from the closure of the Personal Communication Devices (PCD) business unit and the semiconductor design group, as well as reductions of support functions in Asia and France.

Restructuring costs included:

			Year ended December 31,
(in € thousands)			2004	2005

Headcount related costs (benefit)	(a	)	15,350	(220)
Expenses related to exit of silicon semi-conductor or development program (mainly future license rentals)			1,151	649
Depreciation of assets dedicated to silicon semi-conductor development program	(b	)	2,252	—
Impairment of other tangible assets	(b	)	293	—
Impairment of leasehold improvements and office furniture and equipment	(c	)	1,715	—
Other costs related to exit of office floors			1,486	1,255

Total restructuring costs			€22,247	€1,684

F-30    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

(a)	Headcount related costs (benefits) include headcount reduction costs paid during the period, associated charges, severance, outplacement package and accruals/reversal for restructuring. Total costs accrued for the year ended December 31, 2004 were €15,350,000 of which €8,132,000 still remained accrued at year end. During the year ended December 31, 2005, €7,555,000 of this amount accrued no longer at December 31, 2004 was paid. An amount of €220,000 of these reserves that were deemed unnecessary were reversed into income and included in restructuring costs, net in the accompanying Consolidated Statement of Operations. The remaining €357,000 were paid in 2006.

For the year ended December 31, 2004, the cost is split by department as follows: research and development (€6,422,000), sales and marketing (€997,000), and general and administration (€7,911,000).

(b)	Depreciation and impairment of assets recorded in 2004 totaled €2,545,000. This consisted of €2,252,000 of depreciation relating to assets used in the Company’s research and development activities for its silicon semi-conductor development program, which was abandoned in the restructuring plan and €293,000 of impairment related to other tangible assets.

(c)	In 2004 the Company vacated certain office space in its new headquarters building in France, which resulted in an impairment of leasehold improvement of €1,459,000 and office furniture and equipment of €256,000. These impairments totaling €1,715,000 were included in restructuring costs in the accompanying Consolidated Statement of Operations.

In 2005, Wavecom vacated another floor in the headquarters building. The original lease was set to expire in July 2011.

In 2006, Wavecom incurred no significant restructuring costs.

Note 13.	Income taxes

Income (loss) before income taxes is as follows :

	Year ended December 31,
(in € thousands)	2004	2005	2006

France	€(69,913)	€7,781	€4,323
Others	(8,835)	1,308	506

Total	€(78,748)	€9,089	€4,829

The provision for income taxes consists of the following :

	Year ended December 31,
(in € thousands)	2004 As restated(1)	2005	2006

Local current income tax expense	€(89)	€303	€27
Foreign current income tax expense	102	92	98
Local deferred income tax expense	—	—	—

Total	€13	€395	€125

(1)	At December 31, 2004, information has been restated to reflect an error in the disclosure of current and deferred tax expense and benefit. This restatement had no impact on total income tax expense or net income or loss.

Taxes paid totaled approximately €146,000, €452,000 and €112,000 in the years ended December 31, 2004, 2005 and 2006, respectively.

The current tax expense in 2004 is the net of research tax credit (€132,000), French current tax expense (€43,000), and income tax expense of Wavecom’s Asian subsidiary (€102,000).

WAVECOM – Annual Report Form 20-F 2006    F-31

Back to Contents

The current tax expense in 2005 is the net of research tax credit (€42,000), other tax credits (€36,000), French current tax expense (€381,000) and income tax expense of Wavecom’s Asian subsidiary (€92,000).

The current tax expense in 2006 is the net of tax credits (€5,000), French current tax expense (€33,000) and income tax expense of Wavecom’s subsidiaries (€97,000).

In France, the system of carry back allows the allocation of tax losses of the year N on the previous taxable income of the 3 prior years (N-1, N-2 and N-3). This creates a tax asset which can be used to either offset future tax profit (carry forward) or be reimbursed by the tax administration at the end of a five-year period if not used (carry back). Due to the 2002 taxable income, the maximum carry back generated amounted to €9,617,000. Consequently, an income tax receivable of €9,617,000 was recorded at December 31, 2004 and following years. As of December 2005 and 2006, this income tax asset was not used to offset tax profit due to the amount of remaining net loss carry forwards.

Effective tax rate

A reconciliation of income taxes computed at the French statutory rate (35.43% in 2004, 33.83% in 2005 and 33.33% in 2006) to the income tax expense (benefit) is as follows :

	Years ended December 31,
(in € thousands)	2004	2005	2006

Income tax expense computed at the French statutory rate	€(27,900)	€3,075	€1,609
Research tax and other miscellaneous tax credits	(132)	(78)	(5)
Change in valuation allowance on deferred tax assets	26,901	(4,631)	(338)
Effect of previously unrecognized deferred tax assets	—	(211)	(1,509)
Other permanent differences	(415)	193	(185)
Non deductible goodwill impairment	626	—	—
Non deductible tax penalties	—	237	—
Impact of differences in foreign income tax rates	1,309	(238)	(22)
Variation impact of income tax rates on deferred tax assets	(521)	1,575	444
Withholding & annual minimum income taxes	145	473	131

Total income tax expense (benefit)	€13	€395	€125

F-32    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Deferred taxes and valuation allowance

Significant components of the Company’s deferred tax assets and liabilities are as follows :

	December 31,
(in € thousands)	2004 As restated (1)	2005	2006

Deferred tax assets:
Royalty accruals not currently deductible	€4,572	€4,838	€4,483
Other provisions and accruals not currently deductible	5,087	(531)	813
Accruals not currently deductible	1,385	2,636	3,460
Net operating loss carry forwards from Parent Company	23,886	23,242	20,320
Net operating loss carry forwards from subsidiaries	5,115	4,962	5,000

Total deferred tax assets	40,045	35,147	34,076
Valuation allowance	(40,045)	(35,147)	(34,076)

Net deferred tax asset (2)	€—	€—	€—
Deferred tax liabilities :	€—	€—	€—

(1)	At December 31, 2004, information has been restated to reflect an error in the disclosure of current and deferred tax expense and benefit. This restatement had no impact on total income tax expense or net income or loss.
(2)	In prior years, the carry back receivable (€9,617,000) was reflected as deferred tax asset instead of a tax receivable. This reclassification charge has been reflected for all years presented.

As it was unlikely that the Company would realize deferred tax assets resulting from its 2003 income tax losses, it was required to record a full valuation allowance on any remaining deferred tax assets resulting from unused net operating tax losses.

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

Given the low predictability of future taxable income of the parent company, Management considered premature to release any related deferred tax asset valuation at December 31, 2006.

Net operating loss carry forwards

As of December 31, 2006, expiration dates of net operating loss carry forwards were as follows:

(in € thousands)

Expiration date:
2007	—
2008	—
2009	—
2010	—
Between 2013 and 2021	2,320
No expiration date	70,904

Total net operating loss carry forwards	€73,224

Wavecom S.A. (France) had total loss carry forwards of €60,966,000 at December 31, 2006 (€68,702,000 in 2005) with no expiration date.

WAVECOM – Annual Report Form 20-F 2006    F-33

Back to Contents

Net operating loss carry forwards in the United States totaled approximately €2,320,000 at December 31, 2006 (€2,959,000 in 2005) and will expire from 2013 to 2021 if not utilized.

Net operating loss carry forwards in Asian Pacific totaled approximately €9,938,000 at December 31, 2006 (€11,974,000 in 2005) with no expiry date.

Note 14.	Net income per share

The following table sets forth the computation of basic and diluted net income per share :

	Year ended December 31,
(in € thousands, except per share amounts)	2004	2005	2006

Net income (loss)	€(78,757)	€8,694	€4,703

Weighted average number of shares outstanding for basic EPS	15,317,661	15,352,233	15,383,883
Net effect of dilutive stock options and warrants awards	—	308,768	558,299

Weighted average number of shares outstanding for diluted EPS	15,317,661	15,661,001	15,942,182

Net income (loss) per basic share	€(5.14)	€0.57	€0.31

Net income (loss) per diluted share(1)	€(5.14)	€0.56	€0.30

(1)	Due to the net loss in 2004, the assumed net exercise of stock options in this year was excluded, as the effect would have been anti-dilutive.

Note 15.	Commitments and contingencies

Contingencies

Wavecom is currently involved in several legal proceedings. The Company believes that these legal and tax proceedings should not have a significant impact on our financial position or results of operations.

A law suit was launched by Wavecom against a French Company seeking to nullify their French and European Patents. This Company filed a counterclaim based on alleged infringement of the same patents.

A dispute opposes Wavecom to a previous sub-contractor who was in charge of the development of a specific technology. The French Court decided to designate a technical expert who filed his conclusions in a report on November 21, 2005. Despite the conclusions of this report, the sub-contractor is maintaining its claim. This dispute is therefore still pending at the Paris commercial court.

In addition, the French tax authorities have proposed revising research tax credits (“Credit Impôt Recherche”) granted to Wavecom for the years 1999, 2000 and 2001, for a total amount of €3.6 million. This amount has not been provisioned at December 31, 2004 and 2005, as Management believes that the Company will be successful in its efforts. The Company requested in December 2004 the opinion of another expert appointed by the French ministry of industry. The request for revaluation was granted and is currently underway.

Bank guarantees

At December 31, 2003, Wavecom had two bank guarantees (€2,868,000 issued in 2000 and €13,110,000 issued in 2002) in favor of the owners of leased office space, in order to secure annual lease payments. Following the early exit of an old lease and of three floors of current offices, the first guarantee was entirely cancelled in 2004 and the second was reduced at the end of 2004 and during the first half of 2005. These guaranties were secured by the pledge of certificates of deposit and mutual funds. The total value of investments secured to cover these bank guarantees was €9,016,000, €3,585,000 and €3,639,000 at December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, the Company had issued a bank guarantee of $2,000,000 in favor of one sub-contractor which expires in July 2007.

Operating leases

Wavecom leases its facilities under operating leases that expire through June 2014.

F-34    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

Future minimum lease payments under operating leases at December 31, 2006, due for the years ending December 31, are as follows (in thousands):

2007	€4,442
2008	4,599
2009	4,468
2010	4,479
2011	2,673
Thereafter	1,363

Total	€22,024

Rental expense for the years ended December 31, 2004, 2005, and 2006, was approximately €16,376,000, €5,213,000 and €4,288,000, respectively.

Other commitments

At December 31, 2006, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the first half of 2007. These non-cancelable purchase commitments totaled €26,143,000.

Note 16.	Employees

Information related to Wavecom’s employees is as follows:

	December 31,
(in € thousands, except for employee data)	2004	2005	2006

Salaries paid	€40,075	€25,659	€25,782
Benefits	€13,301	€8,891	€9,836
Headcount (excluding subcontractors) at year end (unaudited)	458	290	384

Headcount’s increase in 2006 is due to Sony Ericsson’s employees integrated with the 2006 acquisition. Salaries paid in 2005 included amounts such as termination and notice costs paid to employees who left the Company in 2005, following the 2004 restructuring plans. These amounts (around €6,700,000) were accrued as of December 31, 2004.

Note 17.	Compensation of executive officers

The compensation to executive officers for the years ended December 31, 2004, 2005 and 2006, was €2,202,000, €3,845,000 and €5,424,000, respectively. The Company has not entered into any retirement commitments with its executive officers.

In October 2005, Wavecom signed a commitment with some of its executive committee members for the payment on April 2007 of a retention bonus, on condition they were still employed as of March 31, 2007 at which date the amount will be fully paid in April. The total amount of these bonuses was €2,716,000 and was being recognized as expense from October 1, 2005 to March 31, 2007 (over the 18 months service period). Accordingly, Wavecom recorded an accrued compensation expense for this retention bonus in the years ended December 31, 2005 and 2006 in a respective amount of €428,000 and €1,835,000.

Note 18.	Related party transactions

In December 2000, Wavecom entered into a consulting agreement with Delphis. Delphis, represented by Marc Fourrier, is a major shareholder and member of the board of directors. The agreement calls for Mr. Fourrier to provide consulting services in the areas of corporate organization, information systems and general management from time to time, up to a maximum of two days per week. Such services are compensated at the rate of €1,448 per day. Delphis invoiced €7,275 during the year ended December 31, 2004. Delphis did not perform any services for the years 2005 and 2006.

WAVECOM – Annual Report Form 20-F 2006    F-35

Back to Contents

Note 19.	Segments

Following the reorganization of the Company in 2004 and based on the creation of directions by geographical markets, the Company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the Company’s Chief Executive Officer is now using such segment reporting to allocate resources.

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

The allocation of the operating expenses and related balance sheet items is performed as follows:

—	some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects,

—	local marketing and sales costs are allocated to the regions based on the location of the headcount,

—	other operating costs, including mainly maintenance and the validation part of research and development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance,

—	restructuring costs are not allocated to the regions and remain at corporate level,

—	the goodwill and the fixed assets related to the acquisition of Sony Ericsson activity have been allocated based on the sales per region forecasted for 2006 in the acquisition plan.

F-36    WAVECOM – Annual Report Form 20-F 2006

Back to Contents

The table below sets forth revenues, operating losses and other financial information for each of our segments for the years ended December 31, 2004, 2005 and 2006.

Fiscal year 2004	EMEA	Americas	Asia Pacific	Corporate	Consolidated

(in € thousands)

Revenues	€74,817	€6,574	€70,164	€—	€151,554
Operating loss	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)
Long-lived assets	6,977	635	4,794	16,009	28,415
Interest income	—	—	26	2,051	2,077
Interest expense	—	—	(75)	(458)	(533)
Capital expenditures	1,153	80	859	462	2,554

Fiscal year 2005	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

(in € thousands)

Revenues	€74,840	€12,473	€40,466	€1,453	€129,232
Operating income (loss)	7,588	403	1,008	(5,039)	3,960
Long-lived assets	5,001	551	2,134	863	8,549
Interest income	—	—	13	1,213	1,226
Interest expense	—	—	(10)	(204)	(214)
Capital expenditures	808	163	404	313	1,688

Fiscal year 2006	EMEA	Americas	Asia-Pacific	Corporate	Consolidated

(in € thousands)

Revenues	100,866	46,892	34,985	6,015	188,758
Operating income (loss)	9,844	(1,799)	457	(2,855)	5,647
Long-lived assets	13,467	11,053	5,530	1,003	31,053
Interest income	—	—	38	1,300	1,338
Interest expense	—	—	(15)	(203)	(218)
Capital expenditures (1)	2,349	3,039	913	1,405	7,706

(1)	Including 1,604,000 related to acquired tangible assets from Sony Ericsson

Impairment of intangible assets for the year ended December 31, 2004 is reflected at the Corporate reporting unit level (See Note 9).

Note 20.	Subsequent events

None.

WAVECOM – Annual Report Form 20-F 2006    F-37

Back to Contents

Wavecom S.A.
3, esplanade du Foncet
92442 Issy-les-Moulineaux (France)
Tel: +33 1 46 29 08 00
Fax: +33 1 46 29 08 08

Wavecom, Inc.
430 Davis Drive,
Suite 300
P.O. Box 13920
Research Triangle Park, North Carolina (USA)
Tel: +1 919 237 4000
Fax: +1 919 237 4140

Wavecom Asia Pacific
Unit 201-207, Second Floor, Bio-Informatics Centre
No. 2 Science Park West Avenue
Hong Kong Science Part, Shatin - New Territories, Hong Kong
Tel: +852 2824 0254
Fax: +852 2824 0255

Website: www.wavecom.com