Form 20-F
period 2007-12-31
WAVECOM SA
filed 2008-04-08
CIK 1085763

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-30078

WAVECOM S.A.
(Exact name of Registrant as specified in its charter)

Not applicable	Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
3, esplanade du Foncet
92442 Issy-les-Moulineaux Cedex – France
(Address of principal executive offices)
Tel. 011 33 1 46 29 08 00 Ronald D. Black CEO ron.black@wavecom.com
(Name, telephone number and e-mail of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: See below

Title of each class:	Name of each exchange on which registered:
Shares, nominal value €1.00 each* American Depositary Shares, evidenced by American Depositary Receipts, each representing one Share	Nasdaq Global Market (for listing purposes only Nasdaq Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €1.00 per share: 15,796,591

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

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer Accelerated filer: Non-accelerated filer:

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP International Financial Reporting Standards as issued by the international Accounting Standards Board Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes No

Back to Contents

Back to Contents

By bringing wireless connectivity, our solutions help:

•	make vehicles safer,
•	optimize energy consumption,
•	safeguard homes and offices,
•	bring communication to rural communities,
•	make payments easier, and
…	render almost any machine more efficient.

Automotive applications: For the automotive market, wireless communication is particularly useful for features such as: stolen vehicle tracking, navigation systems, monitoring driving patters, concierge services as well as remote vehicle diagnostics and maintenance.

Automatic metering: With growing regulatory requirements to vary tariffs based on consumption, automatic meter management is evolving. Meter manufactures and utility companies alike are looking at many new ways to use wireless functionality to optimize consumption.

Alarm and security systems: Alarm systems connected to wireless networks are replacing traditional wire-line technologies and using high bandwidth capabilities for remote video surveillance.

Fixed wireless applications: Desktop phones and mobile public telephones using wireless networks are bringing connectivity to countries or regions where there is limited or no existing wire-line infrastructure.

Sales and payment terminals: Point of sale terminals now use wireless networks to confi rm and authorize payments from retailers with debit and credit cards, oftentimes replacing the traditional wire-line methods.

Control and monitoring: Machines that are wireless-enabled have many industrial and commercial uses from vending machines to photocopiers that can be monitored remotely for inventory levels or the proper functioning of the equipment.

Back to Contents

Wavecom is a leading provider of smart-device communications technology for innovative M2M (Machine to Machine) business solutions. Built on unparalleled wireless expertise, Wavecom solutions include a range of Wireless CPU®s (microcontrollers with built-in wireless communication capability), backed by the industry-leading OpenAT® Software Suite with its own real-time operating system, an integrated development environment and a wide range of middleware Plug-Ins for greater customization. These complete embedded solutions, that use chipsets tailored to M2M markets, enable makers of all types of machines to develop a new breed of intelligent wireless applications without the need of external processors. Wavecom also provides an industry-leading portfolio of operated services which enable the remote monitoring and upgrade of devices in the field.

Product revenues by region
(in %)

35%
48%
17%
Europe, Middle East and Africa
Asia-Pacific
Americas

Employees

483
440
330
88%
87%
87%
2005
2006
2007
Independent contractors & temporary employees
Salaried employees

Back to Contents

Back to Contents

Back to Contents

Back to Contents

6      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

PRESENTATION OF INFORMATION

Unless the context otherwise indicates, references to “Wavecom” “we”, “us” or the “Company” include Wavecom S.A. and its subsidiaries. References to “U.S. dollars” or “$” contained herein are to the lawful currency of the United States, and references to “euro” or “€” are to the currency of the European Monetary Union.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, in particular “Item 4 Information on the Company – Trends”. These forward-looking statements are usually identified by words such as “believe,” “anticipate,” “plan,” “goal,” “target” and similar expressions. These forward-looking statements are not guarantees of Wavecom’s future operational or financial performance and are subject to risks and uncertainties. Actual operational and financial results may differ materially from Wavecom’s expectations contained in the forward-looking statements as a result of various factors. Factors that may cause such differences include, but are not limited to, the factors discussed in “Item 3 Key Information-Risk Factors” and “Item 5 Operating and Financial Review and Prospects”.

WAVECOM - Annual Report Form 20-F 2007      7

Back to Contents

PART I

8      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Code of Ethics and Business Conduct	61
Code of Ethics for Senior Financial Management	61
Internal controls	61
Compensation of Directors and Officers	65
Share Ownership and Option and Warrant Information	67
Employees and independent contractors	70
Item 7: Major shareholders and Related Party Transactions	72
Major shareholders	72
Major changes in ownership	74
Geographic Distribution of shareholders	74
Related Party Transactions	74
Item 8: Financial Information	75
Financial Statements	75
Legal Proceedings	75
Significant Changes	75
Dividends	75
Item 9: The Offer and Listing	76
Price Range of Shares and ADSs	76
Item 10: Additional Information	77
Memorandum and articles of association	77
Objects and purposes	77
Composition of share capital	77
Dividend and liquidation rights	77
Attendance and voting at shareholders’ meetings	77
Repurchase and redemption of shares	78
Requirement for holdings exceeding certain percentages	79
Material Contracts	79
Exchange Controls	79
Taxation	80
Documents on Display	83
Item 11: Quantitative and Qualitative Disclosures about Market Risk	84
Item 12: Description of Securities other than Equity Securities	84

WAVECOM - Annual Report Form 20-F 2007      9

Back to Contents

Item 1:  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:  Offer Statistics and Expected Timetable

Not applicable.

Item 3:  Key Information

Selected Financial Data

The following selected financial data for the five years ended December 31, 2007 are derived from the consolidated financial statements of Wavecom, which have been prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Audit, independent auditors. The data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the consolidated financial statements, related notes and other financial information included in this annual report.

10      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

	Years ended December 31,
	2003	2004	2005	2006	2007

Consolidated statements of operations data:
Revenues:
Product sales	€ 271,773	€ 149,974	€ 125,952	€180.393	€ 198.510
Service revenue	3.855	1.580	1.827	2.542	3.827
Licensing revenue	—	—	1.453	5.823	—

Total revenues	275.628	151.554	129.232	188.758	202.337
Cost of revenues:
Cost of goods sold	168.465	107.134	69.094	105.775	104.650
Cost of services	4.704	8.391	842	2.723	5.833

Total cost of revenues	173.169	115.525	69.936	108.498	110.483

Gross profit	102.459	36.029	59.296	80.260	91.854
Operating expenses:
Research and development	62.123	47.083	24.066	31.123	33.562
Sales and marketing	27.766	15.685	11.725	16.853	22.740
General and administrative	39.141	30.122	17.861	25.187	22.855
Acquired in process technology	—	—	—	1.450	—
Amortization and impairment of intangible assets	4.244	1.768	—	—	—
Restructuring costs	—	22.247	1.684	—	—
Deferred compensation amortization	205	—	—	—	—

Total operating expenses	133.479	116.905	55.336	74.613	79.157

Operating income (loss)	(31.020)	(80.876)	3.960	5.647	12.697
Gain on sales of long-term investments	—	1.166	—	—	—
Interest and other financial income (expense), net	702	966	5.129	(819)	392

Income (loss) before minority interests and income taxes	(30.318)	(78.744)	9.089	4.828	13.089

Minority interest	(38)	—	—	—	—

Income (loss) before income taxes	(30.280)	(78.744)	9.089	4.828	13.089
Income tax expense (benefit)	861	13	395	125	(4.310)

Net income (loss)	€(31.141)	€(78.757)	8.694	4.703	17.399

Basic net income (loss) per share(1)	€(2.06)	€(5.14)	€0.57	€0.31	€1.15
Diluted net income (loss) per share	€(2.06)	€(5.14)	€0.56	€0.30	€1.02
Cash dividends declared per share(2)	—	—	—	—	—
Number of shares used in computing basic net income (loss) per share	15,098,795	15,317,661	15,352,233	15,383,883	15,129,600
Number of shares used in computing diluted net income (loss) per share	15,098,795	15,317,661	15,661,001	15,942,182	17,470,234

(1)	Net income (loss) per share amounts are computed using the weighted average number of shares outstanding, which excludes options and warrants, and reflects only the actual ordinary shares outstanding.
(2)	We do not expect to pay any cash dividends on our shares in the foreseeable future.

WAVECOM - Annual Report Form 20-F 2007      11

Back to Contents

	2003	2004	2005	2006	2007

Consolidated balance sheet data:
Total current assets	€ 211,542	€ 99,174	€ 94.965	€ 93.097	€ 183.467
Total assets	275.229	137.206	120.078	139.177	231.398
Total current liabilities	131.204	78.716	37.969	50.318	44.598
Total long-term liabilities	6.692	2.034	17.969	17.200	98.092
Total shareholders’ equity	137.333	56.456	64.140	71.659	88.708

Exchange Rate Data

The exchange rate for converting U.S. dollars into euros (using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York) on March 31, 2008 was $1.58=€1. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in euro on the shares and may affect the dollar price of the ADSs on the Nasdaq Global Market.

Month	High	Low

2008
March	$1.5904	$1.5143
February	1.5230	1.4439
January	1.4922	1.4366
2007
December	1.4784	1.4310
November	1.4968	1.4029
October	1.4441	1.4015

(source: www.oanda.com)

The table below shows the average rates of exchange for one U.S. dollar per euro for the years ended December 31, 2003 to December 31, 2007. Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York. (source: www.federalreserve.gov)

Year ended December 31,	Average

2007	$1.3711
2006	1.2563
2005	1.2449
2004	1.2011
2003	1.1315

Risk Factors

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating us and our business. These statements are intended to highlight the material risk factors that may affect our business results, however these risks are not the only ones we face, and additional risks not presently known to us or that we currently deem immaterial may impair our business operations in the future.

Risks related to our Business

Our primary source of revenue is the vertical markets, or embedded industrial applications, for wireless communication between machines, which are nascent markets. If these markets do not develop at the rate we anticipate, or if we are unable to successfully penetrate these markets, our financial results will be adversely impacted.

In September 2004, we announced that we would focus exclusively on the vertical markets, or embedded industrial applications, for wireless communication between machines, targeting wireless applications in three areas: Automotive, industrial Machine-to-Machine (M2M) and mobile professional applications. The applications for which we sell our products are extremely fragmented and no single sub-application shows signs that it will expand more quickly than the others.

12      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Therefore, the timing of the development of these markets, which will be critical for our success in the future, is not, at this time, well defined.

We face various competitors in vertical markets both at the local and the global level. It has been our experience that our competitors exert price pressure to increase their market share. This pressure can be aggravated by the impact of a weak US dollar on prices. If we are unable to maintain or expand our share of the vertical markets in both volume and value our revenues may not grow at the rate we anticipate, or they may decline.

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

The time between the first contacts with a customer, a design win, and the first sale may be long, in particular in the automotive area, since design times and safety certifications for new models take several years. Our typical sales cycle is generally from six to 18 months and can be as much as two to three years for some customers. In addition, the timing of our sales is often linked with the timing of the launch of our customers’ new products. Any slippage in the launch of a customer’s product, or cancellation of pending orders could delay the timing of our related product sales. Consequently, we face difficulties in predicting the quarter in which expected sales to customers will occur, if at all, and we may incur substantial expenses in relation to expected product sales far in advance of the actual sales and receipt of revenue. In addition, our customers’ ability under certain circumstances to reschedule or cancel orders without significant penalty could adversely affect our liquidity, as we may be unable to adjust our purchasers of components from third-parties to match customer changes in delivery dates or cancellations.

We may be unable to sustain or increase our profitability and once again suffer operating losses which could lead to a decline in our stock price.

After two years of posting operating losses in 2003 and 2004, the following years 2005, 2006 and 2007 were profitable. In the current economic context, if we are unable to sustain business growth and maintain the gross margin at the present level or if our operating expenses exceed current levels, we may once again suffer operating losses for one or more quarters.

We may experience integration difficulties or encounter unknown liabilities with respect to our recent acquisition of Anyware Technologies.

On February 1, 2008, we announced the acquisition of Anyware Technologies. We cannot predict the success of the acquired company once under our control, and we may not achieve the expected rate of return from the acquisition, or may fail to successfully integrate the business or employees into our working environment. An acquisition can also result in unanticipated legal risks, legal costs and liabilities. Our failure to successfully integrate the acquired company into our group may adversely affect our financial condition and results of operations, and may hinder our ability to execute on our business strategy.

If the ecosystem for wireless-enabled machines does not develop we may not find adequate markets for our products and thus not achieve our growth targets.

The ecosystem for wireless-enabled, communicating machines consists of four main types of players. First are the technology providers, like us, who provide the core wireless technology using all major wireless standards. A category of value-added distributors and design houses play a role in conceptualizing, creating and designing end-products. Manufacturers also conceive, create, design and produce a broad range of wireless-enabled devices. Finally, there are the wireless network operators and virtual wireless operators which provide the “air time” to transmit data to end users. If any one of these players does not develop at the same pace as the others, the markets as a whole will have difficulty developing, which may in turn keep us from reaching our growth targets.

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

WAVECOM - Annual Report Form 20-F 2007      13

Back to Contents

shortening their life cycles so that they meet the latest standards and include up-to-date features for a wide variety of applications.

To develop these enhancements, new designs and technologies, we must spend time and significant amounts of money on research and development. These investments are generally made before commercial viability for the resulting products can be sufficiently proven. In addition, some of our technology is forward-looking and offers functionalities which are significantly advanced compared to current market standards and which may not have ready market applications or the ability to achieve market acceptance. There are no assurances that we will achieve net positive earnings from our new products or that they will be commercially successful, particularly if we misjudge a market’s readiness for our products or miss a product life-cycle window. We may lose market share if our competitors are more successful or faster than we are in updating and improving products and technology and timing product releases with market demand.

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

We began to perform more services work on a contingent fixed-price basis, which has associated risk that the work-product may not be accepted when finally delivered and therefore we may not be paid for our time, or the cost of our labor may be more than we receive in revenues.

Customer demand for fixed-price and/or turnkey service engagements is increasing and we are accepting more service work on a fixed-price basis. Typically, we perform the work for fixed-price services at our expense, and receiving payment for the work performed is contingent on the customer’s acceptance of the work-product that we deliver at certain intervals, called milestones, or at the end of the engagement. If the customer does not accept all or part of the work-product that we deliver, we may not receive some or all of the anticipated revenues to offset the costs incurred in performing the engagement, which could have an adverse impact on our revenues, net profit and financial condition. In addition, the risks associated with these engagements include the possibility that we could poorly manage the engagement and not conduct the work in the most cost effective manner. Further, because the fee that is charged for these engagements is determined at the outset, we could underestimate the amount of work that will be required and the engagement could actually result in a loss. Moreover, we could lose other more profitable opportunities because we are required to commit significant resources to fixed-price service engagements which may turn out to be unprofitable.

We have launched new offers of services. The sales generated by these services could grow at a slower level than expected and therefore not generate the profits expected.

In 2007, we launched several new service offers such as IDS (Intelligent Device Services). These are innovative services and we cannot be sure that customers will quickly adopt them or that we will achieve net positive earnings on these services.

As the vertical markets for wireless communication between machines evolve, current or future market participants, including our customers and ourselves, may seek to consolidate their resources, which could create significant financial and/or competitive stresses for us.

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

It is also possible that we will be excluded from an industry consolidation, in which case our competitors may grow stronger and gain increased market share. In addition, some of our key customers could be acquired by a company using a different technology than ours, resulting in the loss of sales for future projects with this customer. In light of the nascent nature of the vertical markets, we may be subject to financial and/or competitive stresses resulting from industry consolidation, and we cannot be certain as to our future position in the industry.

Past or future acquisitions could disrupt our business and harm our financial condition.

As part of our strategy to increase our revenue and expand our product base, we continue to evaluate opportunities to acquire other businesses, assets or technologies that would complement our current business, expand the breadth of our markets or enhance our strategic capabilities. Future acquisitions that we may make or joint ventures that we may enter into with other companies could require us to incur debt or contingent liabilities or require us to issue equity securities that

14      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

could cause the trading price of our stock to decline. Other potential acquisitions that we may make, or joint ventures that we may enter into, entail a number of risks that could materially and adversely affect our business and operating results, including:

•	problems integrating the acquired operations, technologies or products with our existing business and products;

•	diversion of management’s time and attention from our core business;

•	need for financial resources above our planned investment levels;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack prior experience;

•	risks associated with the transfer of rights and licenses of intellectual property;

•	potential loss of key employees of the acquired company; and

•	potential impairment of related goodwill and intangible assets.

If we fail to vigorously protect our intellectual property, our competitive position may suffer.

Our future success and competitive position depend in part upon our ability to develop and protect proprietary technology used in our products. We protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements, employee and third party non-disclosure agreements and assignment agreements. Policing the unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States or Europe.

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

Our products are manufactured by Solectron Corporation, acquired by Flextronics in 2007, and if Flextronics is unable to meet our requirements for any reason, or if our agreement with Flextronics should be terminated, we could experience significant difficulty arranging for a suitable replacement at reasonable cost.

Following the acquisition of the Sony-Ericsson M2M Communications business in the second quarter of 2006, we were working with three new manufacturing partners in Mexico and Taiwan. We have progressively transferred the production of our products to the Flextronics plant in China and as of the end of 2007 our entire production is done at that factory.

Our reliance on a single manufacturer increases the risks that we could encounter delays related to manufacturing or supply problems at some point in the future. Using one contract manufacturer, we are necessarily dependent on this single primary supplier who assembles and tests our components and our products. Our manufacturer has other customers and may not have sufficient capacity to meet all of our supply, manufacturing, assembly and testing needs during periods of peak demand. They may fail to meet our specified requirements, notably our quality standards. They can experience financial difficulties, or delays or disruption to production or may be unable to produce any product if the plant is destroyed or damaged. In addition, a financial or political crisis in China, or a change in the political climate making China less receptive to foreign businesses, could also disrupt our supply of manufactured products or increase costs.

Our manufacturing agreement with Flextronics provides for termination in a strictly limited and precisely defined number of cases. In case of termination, a six-month exit management plan would be implemented to transition production back to us or to another contract manufacturer. However, the transition to another manufacturing sub-contractor would be complex and would require substantial investment of management, as well as possibly financial, resources.

In the event any of the risks described above materialize and prevent us from delivering our products to our customers on a timely basis, we could lose a portion of our business temporarily or on a long-term basis, be subject to customer contract penalties and incur substantial costs to establish a new contract manufacturing relationship.

WAVECOM - Annual Report Form 20-F 2007      15

Back to Contents

Quality issues, such as errors in the software used in our products, could result in significant losses to us or our customers, thus damaging our reputation, or increase the potential for product liability claims against us.

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

A significant portion of our cash is invested in marketable securities. In the event of a market downturn, we may suffer losses on our investments.

Wavecom has policies that limit cash investments to short-term, low-risk instruments. Cash is mainly held in securities that are invested in short-term money market accounts (in France: Fonds Commun de Placement or “FCP” and Société d’Investissement à Capital Variable or “SICAV”). However, we cannot guarantee that these investments are completely risk-free and we may suffer losses on our investments.

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

Our profitability could be negatively impacted if the prices of our key components increase or if they are no longer available.

Over the past five years, we experienced declining or stable prices for most of the key components we use in our products. It is possible that these trends could reverse and that we could see component prices increase. The hardware platforms that we sell are made up of components that are made by manufacturers other than us. If our suppliers decide to discontinue manufacturing specific components, we may have to redesign our products, thus adding unplanned development costs. If either of these situations occurs, our cost structure could change, thus limiting our ability to maintain competitive pricing and making it more difficult to continue to be profitable.

Fluctuations in the rate of exchange between our reporting currency, the euro, and the U.S. dollar can affect our net sales and costs.

Although our functional currency is the euro, a significant portion of our revenues and assets are recorded in U.S. dollars. At the same time, most of our components are purchased in U.S. dollars, and a portion of our operating expenses is in U.S. dollars. During 2007, the value of the euro increased against the U.S. dollar, reducing our reported revenues and negatively affecting our reported operating and net results. This situation could continue in the future.

We incurred a net foreign exchange loss for 2007 of €1.4 million compared to a net foreign exchange loss in 2006 (€1.9 million) and a net foreign exchange gain in 2005 (€4.1 million). We may incur foreign exchange losses again in the future.

16      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

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

Our costs may increase or we may have to redesign our products if they infringe on other companies’ intellectual property rights.

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

Concentrated ownership of shares by two of our founding shareholders could significantly influence shareholder votes or affect the price of our common stock.

At March 31, 2008, our two founding shareholders, who are also members of our board of directors, own interests of approximately 10% and 11% each, of our outstanding shares as of such date. The influence over shareholder votes of significant shareholders may have the effect of delaying, deferring or preventing a change in control of us, and such shareholders may otherwise have the ability to control shareholder decisions. In addition, any plans by these shareholders to dispose of a substantial amount of their shares in the open market could have an adverse impact on the market for our common shares.

As a result of our global operations, we are exposed to numerous risks, including logistical difficulties, cultural differences, product localization costs, import and tariff restrictions and adverse foreign tax consequences.

We have principal operational locations in France, the United States and Hong Kong. We do business globally using an extensive distributor network. Directly or indirectly, we are selling in more than a hundred countries on all continents, and our manufacturing is subcontracted in China.

Worldwide operations are subject to a number of risks, including:

•	the need to track and monitor tariffs, duties, export controls and other trade barriers;

•	the impact of unexpected changes in regulatory requirement and applicable laws;

•	the burden of monitoring and complying with a wide variety of foreign laws and regulations;

•	political and economical instability, which tends to be a more significant risk in the countries where we currently outsource manufacturing;

•	potential adverse tax consequences;

•	longer payment cycles for sales in certain foreign countries;

•	difficulties and costs of staffing and managing international operations;

•	disease and related quarantines;

•	cultural differences; and

•	aggressive competition from companies based in countries which do not protect intellectual property rights to as great an extent as those of the United States and France

WAVECOM - Annual Report Form 20-F 2007      17

Back to Contents

Business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

A number of factors, including natural disasters, computer viruses or failure to successfully upgrade and improve operational systems to meet evolving business conditions, could disrupt our business, which could seriously harm our revenues or financial conditions and increase our costs and expenses. For example, our headquarters in Paris is located in potential flood zones that could subject these facilities and associated computer systems to disruption.

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

The adoption as of January 1, 2006, on a prospective basis, of SFAS 123R fair value method had an impact of approximately €2.1 million on our operating result reported for fiscal year 2006 due to the compensation charges and of €4.8 million for fiscal year 2007. We expect the effect of SFAS 123R to continue to have a negative impact on our reported operating results for the near future.

Our quarterly revenues fluctuate significantly, which makes forecasting difficult and can significantly impact our planning process.

Our revenues and operating results fluctuate significantly from quarter to quarter. Factors that could cause our quarterly results to fluctuate include:

•	any delay in our introduction of new products or product enhancements;

•	size and timing of customer orders and our product shipments;

•	any delay in shipments caused by component shortages or other manufacturing problems;

•	loss of a major customer or a reduction in purchases by a major customer;

•	reduction in the selling price of our products;

•	size, timing and structure of significant license sales;

•	customer responses to announcements of new products and product enhancements by our competitors;

•	foreign exchange rate fluctuations, primarily between the euro and the U.S. dollar; and

•	booking of one-time, non-recurring expenses such as restructuring or acquisition costs.

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

The regulatory environments in which we operate have become increasingly complex, including with respect to accounting standards and internal rules and changes in accounting principles may affect our reported earnings and operating income

Due to the global reach of our operations and our listings on the French and U.S. stock exchanges, we are subject to complex, overlapping and rapidly evolving laws, regulations and requirements, including with respect to our financial statements, which are prepared according to both International Financial Reporting Standards (IFRS) and U.S. GAAP. The reporting requirements may be contradictory and subject to inconsistent interpretation. We review our compliance with all new and existing accounting rules and pronouncements on an ongoing basis. Depending on the outcome of these ongoing reviews, the evolution of our business model and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, particularly with respect to revenue recognition or stock-based compensation, we may be required to modify our accounting policies and business practices which could have a material adverse effect on our results of operations or financial reporting. Our current accounting policies are described in Item 18 and note 1 to our consolidated financial statements.

The laws and regulations to which we are subject apply to a wide variety of areas, including corporate governance and internal controls. The implementation of these requirements may require greater investment in and use of resources than have already been anticipated. This could ultimately place significant strains on our organization, increase our cost base and dilute our internal resources currently devoted to general financial and reporting activities.

18      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

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

There can be no assurance that additional regulation in any of the jurisdictions in which we now, or in the future may, operate would not significantly increase the cost of regulatory compliance.

If we are considered to be a passive foreign investment company for the United States federal income purposes, U.S. holders of our equity securities could suffer negative consequences.

Based on the composition of our income and assets, and the valuation of our assets, during 2007, we do not believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending December 31, 2007. However, the determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current year or future years due to changes in the composition of our income or assets or the valuation of our assets. The composition of our income and assets will be affected by how we invest the proceeds from our 2007 convertible debt offering. These proceeds could cause us to be a PFIC if they are not timely invested in assets that do not produce passive income for purposes of the PFIC rules. If we become a PFIC, U.S. holders of our equity securities could be subject to adverse U.S. tax consequences, including additional U.S. federal income tax and an interest charge upon certain distributions by us or upon sale or other disposition of our equity securities at a gain, as well as additional reporting requirements. Please see “Taxation – U.S. Taxation of U.S. Holders – Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Holders of our shares have limited rights to call shareholders’ meetings or submit shareholder proposals which could adversely affect their ability to participate in the governance of our Company.

In general, our Board of Directors may call a meeting of our shareholders. A shareholders’ meeting may also be called by a liquidator or a court appointed agent, in limited circumstances, such as at the request of the holders of 5% or more of our outstanding shares held in the form of ordinary shares. In addition, shareholders or groups of shareholders holding a defined number of shares (currently 1.76% i.e 277,732 shares) held in the form of ordinary shares may submit proposed resolutions for meetings of shareholders. As a result, the ability of our shareholders to participate in and influence the governance of our Company will be limited.

Provisions of our articles of association and French law could have anti-takeover effects and could deprive shareholders who do not comply with such provisions of some or all of their voting rights.

Provisions of our articles of association and French law may impede the accumulation of our shares by third parties seeking to gain a measure of control over our Company. For example, French law provides that any individual or entity (“person”), acting alone or in concert with others, that becomes the owner or ceases to be the owner of more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90%, 95% of the share capital or voting rights of our Company is required to notify (i) our Company and (ii) the AMF by registered letter (with return receipt) within five trading days of exceeding or falling below such thresholds. The AMF makes the notice public. Failure to comply with the above stated stipulations will result in the suspension of the voting rights attached to the shares exceeding the thresholds crossed and not declared at the shareholders meetings which could be held up until the expiration of a time limit of two years, inclusive, from the date that a corrective declaration is made. Also a shareholder who does not comply with these notification requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of our Chairman, any of our shareholders or the AMF, or may be subject to criminal penalties and fines. Additionally, any person acquiring more than 10% or 20% of the share capital or voting rights of our Company must notify us and the AMF within 10 trading days of crossing any of these thresholds and file a statement of their intentions as to the objective they are pursuing. To permit holders to give the required notice, we are required to publish in the BALO (the official journal for legal notifications in France) no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), indicating the date that each such number was last updated. Furthermore, every month we must notify the AMF of, and publish, the total number of voting rights and shares of our share capital if the number of available voting rights and shares so notified has changed compared with the last published information. Under the regulations of the AMF and subject to its limited exemptions, any person or persons acting in concert who comes to own more than 33 1/3% of our share capital or voting rights must initiate a public tender offer for the balance of our share capital and the balance of

WAVECOM - Annual Report Form 20-F 2007      19

Back to Contents

the securities giving access to our share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

Under the terms of the deposit agreement relating to our ADSs (American Depository Shares), if a holder of ADSs fails to instruct the depositary in a timely and valid manner how to vote such holder’s ADSs with respect to a particular matter, the depositary will deem that such holder has given a proxy to the chairman of the meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors and will vote the ordinary shares underlying the ADSs accordingly. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our Company

Interests of our shareholders will be diluted if they are not able to exercise preferential subscription rights for our shares.

Under French law, shareholders have preferential subscription rights (droits préférentiels de souscription) to subscribe for issuances of new shares or other securities with preferential subscription rights, on a pro rata basis, such purchases to be paid in cash. Shareholders may waive their right specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities on NYSE Euronext Paris. Holders of our ADSs may not be able to exercise preferential subscription rights for these shares unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements is available. If these preferential subscription rights cannot be exercised by holders of ADSs, to the extent possible we will endeavor to make arrangements to have the preferential subscription rights sold and the net proceeds of the sale paid to such holders. If such rights cannot be sold for any reason, we may allow such rights to lapse. In either case, the interest of holders of ADSs in our Company will be diluted, and, if the rights lapse, such holders will not realize any value from the granting of preferential subscription rights.

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

Our share price is and may continue to be volatile.

Our share price is volatile due, in part, to generally volatile securities markets, and the volatility in the telecommunications and technology companies’ securities markets in particular. Factors other than our financial results that may affect our share price include, but are not limited to, market expectations of our performance, capital spending plans of our customers, the level perceived growth of the industries in which we participate and any perceived need for us to raise additional capital through the sale of securities. Any future sale of equity or convertible securities we may consider could depress our stock price.

We may have difficulty in accessing capital to grow the business if we are unable to obtain short-term bank loans in the future.

At some point in the future, we may have need for short-term financing in order to continue to grow our business. If we are unable to obtain a traditional bank loan, due to a decline in our credit rating or due to the unwillingness of a bank to

20      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

make a business loan, we may have to seek alternative financing that could be both difficult and expensive. The banking practices in France are different from traditional banking practices in other countries, like the United States for example, and obtaining a traditional bank loan is often difficult and may carry a very high interest rate.

The Company may not be able to repay all of its Bonds

In July 2007, the Company completed the offering of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) due January 1, 2014 (launched on July 5, 2007) for a total of €80.5 million.

We may be required to repay all of the OCEANE in the event of default. If bondholders were to require the Company to repay the OCEANE following an event of default, we cannot be certain that we will be able to pay the amount required in full. Our ability to repay the OCEANE is subject to its liquidity position at the time of repayment, and may be limited by law, and by indebtedness and agreements that we may have entered into on such date, which may replace, supplement or amend our existing or future debt. Our failure to repay the OCEANE could result in a cross default under other indebtedness.

WAVECOM - Annual Report Form 20-F 2007      21

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

Business overview and recent evolution

Overview

We are a global technology company that develops, markets, and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Our highly sophisticated wireless platforms, are sold as wireless central processing units (Wireless CPU®s – including both smart modems and modules) and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. We also provide our customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products. Our tag line – “Smart wireless – Smart business” – succinctly describes how our customers benefit from using our products and services. During 2007, we offered, for the first time, a service platform that allows for the monitoring and maintenance of devices equipped with our Wireless CPU®s via a back-end server for the purposes of upgrading our software, the application software or wireless network software. This new service model opens the door to future contracts that we believe will eventually create subscription business providing a recurring income stream.

With over fourteen years in cellular telecommunications experience, we have attracted and developed a talented team of managers and employees who are focused on creating and selling wireless solutions to the enterprise market that includes hardware, software and services. Our engineering teams represent more than half of our employees, who have highly specialized expertise and know-how in the design and integration of radio-frequency-architected circuitry, communications software and base band ASICS (Application Specific Integrated Circuits), specifically designed for machine-to-machine processing and communication. Our products and services get to market by using a combination of our own direct sales force which is augmented by an extensive world-wide network of value-added distributors and manufacturers’ representatives that reach a large number of diverse customers and prospects from around the world. Although we do not operate our own production facilities, our operations teams have acquired substantial skills over the years in producing and manufacturing our Wireless CPU®s by working closely with our contract manufacturing partner located in China.

Our organizational structure is designed to reflect our strategic orientation. This structure includes management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). Each of these regions is headed by a Group Vice President who has responsibility for developing customer relations and managing the profitability of the region. The regions are supported from a product standpoint by marketing and technology, research and development, and operations (manufacturing). During 2007 we added a matrix management structure for the automotive business which is headed by a Group Vice President who coordinated our global development efforts in automotive. Given the benefit of this worldwide coordination we saw in 2007, moving forward in 2008 each of the regional Vice Presidents now has, on top of his geographical responsibility, a matrix role of coordination for each of our most promising markets: including: automotive, wireless local loop and broader M2M areas. From an administrative standpoint the overall Company is supported by teams from finance, human resources and quality that are located in the regions and managed from our headquarters in France.

2007 – Operational overview

The year 2007 was one of mixed results. Revenues increased by 7% versus the previous year, growing from 188.8 million to 202.3 million but sales varied greatly from region to region. However, in 2007 net income more than triple to reach €17.4 million compared to €4.7million in 2006.

Operational highlights:

During 2007 we experienced improved operational performance led by progress in two main areas:

•	Successful completion of the integration of the business we acquired in 2006; and,

•	Improvement on most key target metrics for operations.

22      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

In 2007 we successfully completed consolidation of our production into one outsource manufacturer located in China for all of our products, including those from the business we acquired in 2006. This manufacturing consolidation played a key role in the on-going enhanced manufacturing efficiency, with measurable improvement in the supply chain management, including the area of component procurement. This consolidation contributed to reduced cost of goods, resulting in an improved product gross margin 5.9 percentage points better on average than the previous year’s performance.

Additionally, we maintained operational excellence and improved on key target metrics including:

•	Lower defect and return rates;

•	Higher yields for lower costs;

•	Improved on-time deliveries – on-time deliveries have reached 98% and average order time to delivery are standing at four weeks.

We also made progress in areas that we believe will accelerate the uptake of our technology including:

•	Complete re-architecture of our firmware;

•	Deployment of IDS (Intelligent Device Services) service offer;

•	Introduction of inSIM® (embedded SIM) – which has been recognized by a leading European automobile manufacturer as an innovative concept; and

•	Introduction and sampling of our low cost HSDPA solution.

As mentioned earlier, this operational improvement was counterbalanced by mixed revenue performance from our three regions.

Our Americas region reported a 56% year-over-year increase in revenues (at constant foreign exchange rates). The Asia-Pacific region had a slight incremental growth in revenues (also at constant currencies) while the EMEA (Europe, Middle East and Africa) region suffered a slowdown in sales in several markets and experienced a lower contribution from its distributor’s network. The weak US dollar compared to the euro negatively impacted our overall revenues by aproximately €9 million, mostly in the second half of 2007. See Item 5 for more details.

Strategic highlights:

We made progress in advancing our strategic plans in 2007, underscored by several initiatives.

Service Offer launch: Our services offer became a reality with the launch of StarService, a new offer that eliminates up-front costs by combining a Wireless Microprocessor®) with a subscription to Wavecom’s secure IDS (Intelligent Device Services).

StarService is the first offer in Wavecom’s IDS platform, with more to be launched in 2008.

New module partner: We entered into a partnership with Sunlink Holding in Hong Kong who is producing hardware platforms based on Wavecom technology and designs. Sunlink’s initial products are based on Wavecom’s Q24 family of Wireless CPUs®, and Wireless Microprocessor® technology. They have full OpenAT® capabilities,and Wavecom will supply the baseband component.

Sunlink is now making products based on Wavecom technology that should be suited to certain APAC-region markets. These products are not in direct competition with Wavecom since they have a field of use restriction. This strategic alliance is expected to accelerate wireless M2M development in Asia Pacific region in the future

Strategic acquisition: As of February 1, 2008, we completed a strategic acquisition of Anyware Technologies who are experts in client-server applications. This company is recognized for its open source technology expertise for creating advanced software solutions that optimize enterprise processes. Its M2M-specific solutions perfectly complement Wavecom’s secure and scalable Intelligent Device Services (IDS) platform, with the combination creating the most advanced, and easy to deploy, end-to-end software solution in the industry.

Trends

As described above, 2007 was a year in which we put many building blocks in place that will help us to move the business forward. We once again achieved our main objective in 2007 which was to continue to operate profitably in each quarter, despite mixed sales performances. We continue to work at growing revenues by adding more features and functionality in our products and services. In particular, we intend to continue to improve the functionality of each element of our own Open AT® Software Suite, while adding more features. We also expect to facilitate the addition of the most-requested companion wireless technologies such as Bluetooth, GPS, WiFi and Zigbee. In the coming year we expect to announce the first customers for our complete offer for IDS. Through our internally-developed DOTA (Download-Over-the-Air) capabilities, we can offer customers the ability to remotely upgrade and enhance the operating system, the application layers and the

WAVECOM - Annual Report Form 20-F 2007      23

Back to Contents

network software in any customer application. The addition of client, server-based technologies, through our acquisition of Anyware Technologies in 2008 should significantly advance the development of complete solutions that link networks of machines to corporate IT systems, thus enhancing enterprise efficiency.

Technology ownership has allowed us to continuously differentiate our products, simultaneously bringing customers the lowest total cost of ownership and investment protection. We believe we are well-positioned to further expand our customer base and launch even more complete solutions. We intend to continue to seek out strategic acquisitions that will enhance our overall business offer.

The Market for wireless communication between machines

The market for machines with wireless communication capabilities, which we call the “vertical markets”, is a developing business area. Based on our own internal data, we estimated the global size of the vertical markets to be approximately 20 million units (wireless enabling devices) delivered in 2007. This figure represents the total number of units using wireless cellular technology sold in 2007. This does not include wireless PC cards. The market is very fragmented with many sub-segments each having relatively low wireless attach rates. We believe that the global size of these vertical markets should continue to expand in the coming years as the usefulness of wireless-enabled machines is recognized for increasingly diverse applications.

Factors favorable to the growth of the vertical markets

Wireless operators have started looking beyond consumer voice applications to develop the market for wireless-enabled machine communications. Major wireless network operators in Europe, the Americas and Asia offer specific fee schedules and, in some cases, have set up dedicated entities to serve the vertical markets. In some countries, virtual mobile operators, ‘MVNOs’ are appearing who purchase and re-sell, with added-value, air time from the cellular network operators mainly for data communication.

Other trends we see emerging that could help the expansion of the vertical markets include:

•	The European Union “eCall” (Emergency Call) initiative and the US-based services of “OnStar” are driving the demand for cellular wireless devices to be installed in the cars. eCall will open up a market for embedded communication devices for each new car model to be sold in Europe by 2009-2010 As of March 31, 2008, 16 European countries have signed the MOU for eCall (source: ERTICO);

•	In Europe some insurance companies have implemented “Pay-As-You-Drive” programs using wireless connectivity to monitor driving patterns and performance in order to customize premiums to consumers;

•	Some governments are launching road-charging programs (eToll: electronic Toll collect programs) which should push the adoption of wireless devices in all trucks and commercial vehicles;

•	The utility industry is becoming more and more de-regulated and as a consequence we are seeing a growing interest in projects associated with Automatic Meter Management systems using wireless technology for remote and real-time access to the meters, enabling energy savings, accurate billing and fraud deterrence; and

•	Sales and payment applications are growing in emerging countries where wireless is replacing fixed-line infrastructure, some governments are also imposing cash register monitoring systems in order to monitor taxes paid on all cash transactions.

Vision and Mission

Our vision is one of a fully-connected wireless world and in that world, our mission is to accelerate the uptake of smart device connectivity by delivering outstanding expertise and technology that inspires creativity and sparks innovation.

We believe that in order to accomplish this mission we must listen to our customers and provide them with products and services that make their wireless connectivity easy, efficient, reliable and long-lasting.

The market today for industrial and automotive wireless solutions remains relatively small compared to consumer wireless applications such as mobile phones and personal computers. Nevertheless, we believe that the market will experience growth over the next several years, and that we at Wavecom, with our 14 years experience in the area of wireless machine-to-machine communication, are well positioned to be the leader in the space. As a pioneer in creating the technology building blocks that make wireless machine-to-machine communication useful, we will continue to forge a path to market growth.

Our strategic approach, which focuses on delivering a value proposition, is one that was conceived to stimulate growth in wireless communication for industrial applications. This value proposition can be summed up in these four key points:

24      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

•	Lowest cost of ownership

•	Ease of use

•	Investment protection

•	End-to-end connectivity

On the surface our strategy of offering our customers innovative technology and superior service with overall value is not only straight-forward, but easy for our customers to leverage and use to differentiate their own products.

Currently targeted product applications

We focus on six principal types of product applications in the vertical markets. Each of the vertical markets has numerous sub-applications due to the diversity of potential uses.

•	Automotive applications. We address both the market for “factory installed” wireless capability and “after market” for applications that are installed after automobile production. For the automotive market, wireless communication is particularly useful for a wide variety of features such as: stolen vehicle tracking, navigation systems, monitoring driving patters, concierge services as well as remote vehicle diagnostics and maintenance.

•	Automatic metering. This market consists of all types of meters – electric, gas and water. There is growing pressure, predominantly regulatory, on utility companies to vary tariffs based on consumption patterns, automatic meter management is a growing market. As a consequence the metering industry is investigating new ways to collect accurate, real-time consumption information. So, meter manufactures are looking at many new ways to use wireless functionality to meet their needs.

•	Alarm and security systems. Traditionally, alarm systems used wire line connectivity with wireless as a backup. We are now seeing a move to wireless as the primary technology for connectivity. With the emergence of high bandwidth technology, more and more security systems can be equipped with video surveillance using wireless technology.

•	Fixed wireless applications. These are telephones that are stationery (desktop) phones that use wireless networks instead of wire line connectivity in countries or regions where there is no existing wire line infrastructure.

•	Sales and payment terminals. These “point of sale” terminals now use wireless networks to confirm and authorize payments from retailers using debit and credit cards oftentimes replacing the traditional wire line methods.

•	Control and monitoring. This broad category covers the deployment of wireless-enabled devices for managing a variety of industrial and commercial products, from vending machines to photocopiers or industrial equipment for the purposes of verifying inventory levels or monitoring the proper functioning of the equipment.

Our products and services

Our commercial product offering consists of three central elements:

•	Open AT® Software Suite

•	Hardware families including: Wireless Microprocessor®, Quik and Plug & Play,

•	Services (Professional and Operated),

Everything we do is designed to help our customers reduce their “Total Cost of Ownership” (TCO) by embedding and running their software applications directly on our Wireless CPU® devices. By doing this they are able to reduce overall material costs, accelerate revenue generation by shortening time-to-market and ensure post-sale field maintenance through the use of Download Over-The-Air (DOTA) and MOTA (Monitoring/Maintenance-Over-The-Air)solution upgrade capabilities. Download over-the-air allows our customers to update software which is embedded in their wireless products via remote radio transmission, transmission from many tens, hundreds or thousands of kilometers away, without the need to physically visit their individual applications in the field, which are quite often dispersed over a broad geographical area. MOTA, as the second key element of our Intelligent Device Services (IDS) offer, provides customers with the ability to monitor their network of products and make pre-emptive maintenance, for example, detecting machines that are no longer operating at 100% and dispatching a technician to fix the problem. Our commercial product offerings are designed to be flexible in a way that the mix of these three elements can be adapted to the unique needs of our customers whether they be start-ups, multinational conglomerates or anywhere in between.

With respect to software portability, Open AT® software may be ported from one Wireless CPU® to another as a result of the new Open AT® Software Suite 2.0 release, substantially reducing porting costs for our customers. This is made possible as a direct result of one of our pivotal strategic strengths, namely software creation, ownership and licensing. The software suite allows customers to embed and port their own software into our Wireless CPU®, thus eliminating the need

WAVECOM - Annual Report Form 20-F 2007      25

Back to Contents

for external microprocessors and other analogue and digital semiconductor components. This benefit alone saves a significant amount on the material costs for our customers and the TCO can be further reduced by many other offers such as our Design Services, Professional Education via our Wavecom University, and IDS.

Open AT® Software Suite

The Open AT® Software Suite consists of five elements; Open AT® IDE (Integrated Development Environment), Open AT® Applications, Open AT® Plug-Ins, Open AT® OS and Open AT® Firmware. With this suite of software comes the possibility to unlock and harness the true power of our Wireless CPU® portfolio from real-time, multi-tasking, application design to over-the-air software upgrades, monitoring and maintenance.

•	IDE: Open AT® built on Eclipse™

In parallel with the introduction of Open AT® OS V4.10, Wavecom also launched version 1.0 of its Integrated Development Environment (IDE) called Open AT® IDE v 1.0. This development environment is built on the industry standard Eclipse™ framework and allows developers to reduce development and program test times.

The IDE is the powerful suite of developer tools that bring the entire commercial offer to life. Without comprehensive tools, the developer is prohibited from making the most of the Wireless CPU® in terms of design efficiency. Eclipse™ provides a unified approach to code creation, compilation, Wireless CPU® download, remote monitoring and debugging in a feature-rich easy-to-use graphical user environment. In 2006, we transitioned our IDE to one built on Eclipse™ which is a tried and tested open-source, community-developed framework that is limited only by the developer’s own creativity and imagination. Eclipse™ also allows our customers to develop new, or re-use their own application-specific development tools in the same framework, further enhancing the ease of use and hence speed of creation of applications.

•	Open AT® Applications

Believing that getting customers started quickly is beneficial for all participants to the value chain, Wavecom embraces the concept of creating building blocks to avoiding encroaching on our customers’ business. Such building blocks come in the form of sample applications on the Software Development Kit (SDK), free source code in “Application Notes” that can be downloaded from our website, or fully customizable reference designs. In addition, an increasing number of applications are being created within the Wavecom Developer Forum by the growing community of creative thinkers who have embraced Open AT® and the Wireless CPU® families. Of course, our customers are the ultimate creators of products and they benefit from the unique capability provided by the Open AT® Software Suite in that it is the only industrial-grade cellular development environment that facilitates applications to be written in standard C language, pre-compiled and natively executed, on a Wireless CPU®.

•	Open AT® Plug-Ins

Plug-Ins contain the middleware that represent the freedom to develop value-added generic or application-specific functionality within the Open AT® Software Suite. We provide TCP/IP and Internet Plug-Ins today, making machine-to-machine (M2M) connectivity to the Internet easy. And, provide access to Bluetooth and other companion wireless technologies for short-range wireless device interconnection. In 2007 we launched the Lua Plug-In as a free and open source offering for developers with rapid application prototyping needs. Our partnership with Airbiquity also resulted in us developing support for the aqLink® Plug-In, developed by Airbiquity within our Open AT® environment, which is a technology used for example by the automotive industry to send location data over a voice connection to reduce the time to contact emergency services following an accident. Many other customers have developed their own Plug-Ins such as memory card readers, M2M-specific data protocols, software wrappers and peripheral device drivers. The flexibility of Open AT® is so extensive that it even allows customers to emulate behaviour of other legacy systems such as fixed-line interfaces where seamless transition can be achieved from a non-wireless installed base to a wireless one.

•	Open AT® OS

The Operating System element is responsible for managing the entire embedded software environment on the Wireless CPU®. It manages key functionalities that are unique to us such as the Real-Time operation, VariSpeed, VariPower as well as DOTA. Our OS also executes the embedded customer applications. It provides access to more than 500 programming APIs (Application Programming Interfaces) for both internal and external modes of operation. Our latest version in use by customers since the end of 2007 adds multi-tasking, unique audio features and countless other enhancements to the existing low-latency, multi-level, interruptible RTOS (Real Time Operating

26      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

System). This new pre-emptive, multi-tasking OS is a major step towards capturing yet more embedded application opportunities and enthusiastic developers. We will continue to add significant enhancements in 2008, further increasing our lead in relation to competition, a fact made possible through our unique ownership of Open AT® Software Suite.

•	Open AT® Firmware

Firmware is the underlying lower layers of the embedded software. The direct link to physical interfaces of both wired and wireless applications is managed by the firmware. These interfaces include wired devices such as displays, general purpose inputs/output, ports such as USB (Universal Serial Bus), keypads and numerous others. In addition to these inherent interfaces are the complementary wireless interfaces that do not use controllers such as Bluetooth and GPS. These allow our customers to design architecturally-efficient products, reducing their overall costs. Wavecom owns its own cellular stacks for GSM, GPRS, EDGE and WCDMA which allows Wavecom customers to benefit from increased bandwidth for data transfer via global cellular networks while giving them security that we can continue to supply as we do not rely on 3 party stack vendors NexGen Software SAS.

NexGen

During 2006 we made a strategic acquisition of the software company NexGen Software SAS. The company was a privately-held, France-based software company specializing in Internet protocol and client software. This acquisition brought us an internally-developed Open AT® Internet Plug-In which comprises a suite of protocol stacks and internet-client software expertise along with a worldwide customer base of over one hundred. With this acquisition, we eliminate our reliance on external, third-party, Internet software vendors and further strengthen our already extensive software expertise while adding IP (Intellectual Property) developed exclusively by NexGen Software SAS specifically for machine-to-machine communication. This expertise will allow a more aggressive roadmap of software dedicated to Internet and back-end IT (Information Technology) connectivity to be brought to our evolving customer base.

NexGen Software SAS operates as a wholly-owned Wavecom entity and develops and markets its current portfolio of software products. With an installed base of over 50 million devices, NexGen Software SAS serves customers primarily in the European and Asian regions, and from an application standpoint addresses many of our target applications.

Wavecom Developer Forum

In October 2005, we launched the Wavecom Developers Forum on the Wavecom corporate website (www.wavecom.com/forum) which has seen membership grow exponentially. As of March 31, 2008 it had over of 5,600 developer members, an increase of almost 300% compared to the previous year and is providing an online virtual meeting place for developers to exchange ideas and source code in addition to providing us with an invaluable opportunity to further enhance the channels by which we listen to the needs of our customers. This is truly enabling the developer community to speed up development using our Open AT® Software Suite.

Because the embedded element of our software offer is included in the delivery of our Wireless CPU® portfolio as part of our pre-packaged solutions approach, it does not represent an independent source of revenue.

Wireless CPU®s

In 2005, we began the Wireless CPU® programmable device classification. This change in nomenclature was initiated specifically to denote the stark contrast between our Wireless CPU® range and simple modems. The modem, standing for MOdulator – DEModulator, is a device which receives data in one format and transforms it into another, without adding any value or intelligence to the data. Our products have come a long way since this rudimentary beginning and can now perform all basic modem functions as well as listen to and act on that data, store it in embedded silicon memory, create and send emails based on it, show it on readable displays, use it to trigger external actions such as alarms or monitors and even host complex user interfaces. The Wireless CPU® has become the central brain of many of our customers’ applications due to this increased capability. We believe that we are currently the only market provider that offers Wireless CPU®s with an interchangeable form factor for both GSM and CDMA standards. This interchangeability gives our customers extended flexibility by eliminating the need to significantly redesign the same product for different cellular standards.

Wireless Microprocessor® Family

We introduced a new Wireless CPU® in April 2006 – the Wireless Microprocessor® family which led to the creation of the first model, the WMP100. The family has the smallest form factor of any of our Wireless CPU®s and is designed to allow our customers to use our combined hardware and software platform for running all of their applications software – not just the wireless portion. This concept is revolutionary because it allows our customers to significantly reduce their overall costs

WAVECOM - Annual Report Form 20-F 2007      27

Back to Contents

by eliminating excess supporting components such as microcontrollers, ASICs (Application Specific Integrated Circuit), connectors and associated cabling while also being the first device that can be implemented in a fully-automated production environment, further reducing costs incurred from manual assembly and testing techniques. Finally, by analyzing the needs of our customers, the new architecture brings flexibility of choice for the memory components as required by our customers. They now have unrivalled access to memory density, environmental specification and package choice according to the specific needs of the product they are developing. For example, an automotive customer may require our product be qualified for extremely low temperatures, while a customer developing an alarm system at the equator is unlikely need or want to pay for this specification. In 2007, we counted more than 100 customers actively designing or in production with WMP100 and commenced the WMP150 version which meets automotive grade requirements. October 2007 saw the launch of an entry level Wireless Microprocessor® known as WMP50. This device was launched in conjunction with a new and unique business model called StarService which allows customers to access the device with no up-front costs, establishing an unprecedented environment to expand the wireless industrial M2M market.

Embedded Wireless CPU®: Quik Family

A series specially conceived for rapid mounting, hence the name, on printed circuit boards during the production assembly process. In 2005, we broke new ground by introducing an ARM9-based Wireless CPU® which raised the wireless computing capability to a new level and extended the peripheral connectivity. Our line of Quik Wireless CPU®s currently includes:

•	Q2686, the first in the ARM9 based family, it offers a host of new peripheral connectivity possibilities such as cameras for security and digital audio for pre-stored digital voice playback, C-GPS compatibility and works on GSM networks anywhere in the world;

•	Q2687, with a new parallel bus expansion port used for connecting external memory devices, displays and parallel interface controller peripherals and high speed data capable (EDGE), and soon to be available in an automotive-qualified version;

•	Q24 series, this best-selling series includes five dual-band GSM versions and a CDMA interchangeable version and is used in every type of application and in every segment we target, from automotive to industrial M2M to mobile professional. In 2006, we announced the extension of the best-selling Quik Q24, long-life Wireless CPU®s to be the first Company to provide security to our customers offering a ten-year product life. This new series includes four versions: Q24 Classic, Q24 Plus, Q24 Extended and Q24 Auto thus allowing it to address a variety of wireless devices. By being hardware and software compatible with the existing Q24 family, this new series allows for the seamless upgrade of customer products and devices thus saving on new design or re-design costs;

•	GR64 is a continuation of the GM/GR – 47/48 products from the former Sony Ericsson portfolio. It is industrial grade, in particular offering high performance in an extended temperature range -30ºC to +75ºC and supports embedded scripting application execution;

•	GS64 is the professional and consumer-grade addition from the former Sony Ericsson portfolio; and

•	CM52 is the automobile-grade CDMA product from the former Sony Ericsson portfolio. It operates within an extended temperature range and has a rugged build for extreme vibrations.

In 2007 we initiated the new Q64 which is an Open AT capable version of the original GR64 bringing all the benefits of the Open AT® Software Suite to existing customers who previously didn’t have access to those benefits. Also added to the Quik family in 2007 was our first 3G device in this family, Q26 Ultra, which is form-factor compatible with previous Q26 devices to reduce customer integration costs and uniquely meets the tough requirements of the automotive industry. Finally, also in 2007, a new automotive-grade product was added to the portfolio called CM52. Serving the Americas market, this device secured our existing customer base that was previously using the CM42.

External Wireless CPU®: Plug & Play Family – Fastrack and Integra

As key enablers for rapid deployment, Fastrack and Integra represent the fastest route to learning all about the three elements of our commercial offer. They allow entry-level Open AT®-driven applications to be built and represent a stepping stone to the embedded versions of our Wireless CPU®s:

•	Fastrack is designed both for external retrofits to existing non-wireless enabled applications and for creating new wireless applications without circuit-board development skills. This ready-to-use solution can host the entire customer application when using Open AT® Software which can even monitor and control external sensors and switches, such as a temperature sensor or motion detector via the use of external general-purpose input/outputs. It can also be plugged directly into a personal computer, straight out-of-the-box, for super-fast development initialization. The SIM card (GSM wireless network identification) and power supply regulation are built in.

28      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

In February 2007, we introduced the new Fastrack Supreme Wireless CPU®. This Plug & Play family product evolution keeps the same versatile form factor as the previous Fastrack but offers new and unique hardware expansible capabilities via Wavecom’s new open IES (Internal Expansion Socket) interface. The specification of this interface is provided freely in order for customers to design their own expansion cards which can be fully inserted inside the Fastrack Supreme, creating an eco-system of 3 party developers and partners This unique concept allows the marriage of cellular plus a host of other wireless and wired network interfaces such as GPS, Ethernet, Bluetooth, WiFi, WiMAX and many others. We will supply a range of expansion cards ourselves, commencing with IO input/output expanders and a C-GPS card and during 2007 the first expansion cards were designed by third parties.

In October 2007, we announced our first 3.5G HSDPA/HSUPA (High Speed Downlink/Uplink Packet Access) device in the form of the Fastrack Extreme. In addition to providing access to high data speeds, this product series will also utilise the expansion card concept made available first with the Fastrack Supreme and provide embedded application capabilities via the Open AT® Software Suite.

•	Integra is a ruggedized design for plugging directly onto a circuit board and comes complete with a larger range of interfaces compared to Fastrack, for control and monitoring of larger-complexity applications. It is highly compact, ready-to-use and designed to be easily incorporated on the circuit board, making it ideal for harsh environment applications where small size is critical. The SIM card and power supply are built in.

Specialized wireless technology

We announced on March 5, 2007 the demonstration of our prototype embedded SIM, inSIM® (integrated industrial SIM). By integrating the SIM at the chip level, both customers and operators benefit from a simplified and faster cellular subscription. The robust, industrial design ensures proper functioning in harsh climatic conditions such as extremes of temperature, vibration and humidity which reduces the risk of disconnected devices that are often linked to high-value, time-sensitive transactional data. In addition, with the SIM silicon component fully embedded into the Wavecom Wireless CPU®, logistics and management issues associated with the SIM card inventory becomes easier, more cost effective and more secure, thus reducing the risk of potential SIM card theft, especially once it is installed. During 2007, pilots commenced prior to the rollout of the inSIM® technology across all three lines of the Wireless CPU® portfolio in 2008.

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

Our professional services include:

•	Wavecom University, providing professional-grade, externally-hosted training and developer certification;

•	Extended warranty (up to five years)

•	“Express” and “Fast” delivery of products;

•	Design assistance and support;

•	Development of application-specific software;

•	Code review for customers’ Open AT® applications;

•	Field testing and validation, including assistance for obtaining a product’s complete certification in those countries where certification is required;

•	Supply of test software and tools for monitoring production;

•	Assistance with the production process; and

WAVECOM - Annual Report Form 20-F 2007      29

Back to Contents

•	Customer training in the optimal use of our solutions, accompanied by instruction manuals.

Intelligent Device Services

Another key building block was added to our service portfolio in January 2007 when we announced the launch of our complete end-to-end service offer – IDS (Intelligent Device Services). As more and more machines become equipped with wireless transmission capability, it becomes critical for networks of machines to be monitored and maintained remotely via server-based systems. Our IDS allow users to remotely manage their wireless devices securely, over-the-air, via protected user-friendly screens. It can be used to upgrade firmware and application software, configure devices, perform remote diagnostics, and intervene with corrective action if necessary. The IDS service offer is based on a Wavecom-hosted backend server that can easily be integrated into a customers’ existing IT (Information Technology) infrastructure. Having this type of servicing capability is essential for any network of connected devices.

We launched our first packaged service offer – “StarService” in October of 2007. The offer combines a Wireless Microprocessor® and a subscription to Wavecom’s secure Intelligent Device Service (IDS). Since capital investment is sometimes a barrier to integrating wireless capability, this offer eliminates that obstacle by including the Wireless Microprocessor WMP50 as part of the offer.

Anyware Technologies – a strategic acquisition to complement IDS

On February 1, 2008, we announced the acquisition of Anyware Technologies. Created in 2000 and based in Labège, a high-tech business corridor near Toulouse, France, Anyware Technologies is recognized for its open source technology expertise for creating advanced software solutions that optimize enterprise processes.

Anyware Technologies’ M2M-specific solutions perfectly complement Wavecom’s secure and scalable IDS (Intelligent Device Services) platform, with the combination creating the most advanced end-to-end software solution in the industry. Anyware has been a Wavecom technology partner for several years.

Together, the two businesses have broadened the deployment of combined turn-key solutions which allow customers to develop wireless products that connect any equipment seamlessly to their IT infrastructure. Anyware Technologies has brought to Wavecom a world class-leading Integrated Development Environment (IDE), built on Eclipse™, whose ease-of-use should accelerate broad adoption of wireless M2M applications. Anyware’s Java™-based software can be used with all brands of wireless modules and the Company will continue to supply to the entire wireless M2M space.

Initial response to our IDS platform has been positive and we expect this to be a growing part of our business in the future.

Licensing

We licensed our technology once in 2005 and once in 2006.

Going forward we see software and technology licensing as an important part of our business. As such, we have a team working to develop additional technology licensing opportunities. Given the nature of our licensing business, however, it is not expected to be a consistent contributor to our sales until a critical mass of business develops.

Marketing and Sales

We use both direct and indirect sales channels, as well as strategic commercial partnerships, to sell our various wireless technology solutions.

Over the last several years, we reinforced our direct sales teams to address the largest customers in targeted application segments such as: automotive, home & commercial security, automatic meter management, sales & payment and control and monitoring and finally, mobile professional, primarily fixed-voice (wireless local loop) applications, In 2007, our direct sales and marketing teams, which regroup sales people, field application engineers and marketing staff made up 27% of our total workforce. These teams are based in our three primary geographic regions: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific), the Americas (North America and South America) and in our corporate offices. In 2007, direct sales represented 51% of the global Wavecom annual revenue compared to 45% in 2006.

Our indirect sales channel of distributors, built over the past nine years, as well as an extensive network of “Sales Representatives” in North America are active in promoting our products and services worldwide. This distributor network has a presence in more than one hundred countries and is made up of specialists in electronic components and system

30      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

design that we train and develop to specifically address our target segments. They allow us to reach a large number of very diverse small and medium sized customers and prospects throughout the world.

In 2007 we established a designation of “Center of Excellence”. The new partnership program emphasizes bridging the technology gaps that many new wireless machine-to-machine projects encounter. By working with qualified and competent Wavecom Centers of Excellence – adopters of connected systems can remain focused on their core businesses and leave the wireless part of equation to experts. Wavecom and its network of partners offer a complete set of services from design to integration to manufacturing.

Customer base

Our current customer base, with whom we have both direct and indirect relationships, is numerous and highly diverse. This diversity contributes stability to our revenue stream.

The table below shows our top 10 customers for 2007.

Rank	Customer type/Region	% of total 2006 revenues

1	Direct-Automotive/Americas	9%
2	Distributor/EMEA and APAC	8%
3	Distributor/Americas	8%
4	Direct-M2M/Americas	4%
5	Direct-Automotive/Americas	4%
6	Direct-Automotive/EMEA	4%
7	Distributor/APAC	4%
8	Direct-M2M/EMEA	3%
9	Distributor/EMEA	3%
10	Direct-M2M/EMEA	3%

Total of top ten customers in 2007		50%

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

(in million of euros)	2005	2006	2007

Expenditures (1)	€24.1	€30.0	€31.8
As % of total revenues	19%	16%	16%

(1)	Excluding costs related to stock-based compensation and amortization of acquired technology.

As of December 31, 2007 our research and development team included more than 250 staff (salaried employees and independent contractors), representing over half of our worldwide workforce. We have research and development teams based in our three regions: at our Company headquarters in Issy-les-Moulineaux near Paris (France), in Research Triangle Park, Raleigh, NC (USA) and in Hong-Kong (China). By having local teams, we can react to our customers’ specific development needs quickly and efficiently and drive regional customization when and where appropriate.

Our research and development department is organized along four line teams, (hardware, software, performance & validation and customer engineering). R&D teams dedicated to new product development are driven by a program

WAVECOM - Annual Report Form 20-F 2007      31

Back to Contents

management team, through a classical matrix management for lines and projects. Program management is a cross-functional organization in charge of managing the whole product life cycle process which reports directly to the Group CTO (Chief Technical Officer).

This matrix structure allows us to keep core resources permanently allocated to critical hardware and software development specifically addressing issues in all three of our target applications. We believe that this structure is optimal since it 1) ensures consistency of technical solutions, 2) maximizes reuse of research and development for new products and applications, and 3) ensures uniformity of tools and methods. Research and development teams work on developing new products for each target market; expanding the existing product ranges; and integrating all of the latest telecommunications standards required by our customers, including GSM, GPRS, CDMA, EDGE, W-CDMA and HSPA.

Our R&D teams play a critical role in conceptualizing and developing products and solutions in response to customer needs identified by our strategic and product marketing teams. As the Company strategy shifts to greater emphasis on software functionalities, it is the R&D software teams that will lead this initiative. The latest versions of our Open AT® operating systems, the OS 6.63 and Open AT® Software Suite 1.0 were completely developed in-house, by Wavecom engineers who managed all specifications, architecture, development and integration phases. By controlling the software, we can offer an optimal system solution – in terms of system resource consumption and performance – providing the customer with complete flexibility to evolve products and ensuring quick response time, since we do not depend on third party technology providers. This in-house capability makes us different from our competitors who typically outsource development of significant critical software, like the protocol stack for instance.

During 2007 we completed three major projects:

•	Wireless Microprocessor WMP100 based on an ARM9 processor platform with quad-band capabilities in a BGA 576 25x25x3 mm form factor,

•	Introduction of our new software architecture based on BSP (Board Software Package) that will be ported on Wireless CPU® Q24, Q26 series and WMP100,

•	Alignment all the three sites in term of tools and development processes & achieve the CMMI level2 Certification (Capability Maturity Model Integration).

We also began two new major projects in 2007:

•	Wireless CPU® Q26 Extreme, a new 3.5G platform based on the ICERA Livanto® Soft Modem solution; Quad band Edge and 3 bands HSPA capable in a Q26 form factor, that should be commercially available in Q4 2008,

•	Wireless CPU® Q26 Elite, based on the new QUALCOMM QSC 6055 chipset CDMA 1XRTT in a Q26 form factor, that should be commercially available in Q2 2009.

Looking forward to 2008 we plan to work on several efficiency and quality-related activities including:

•	Extending the CMMI (Capability Maturity Model Integration) methodology worldwide

•	Implementing an “Agile” SW development methodology to allow faster software Suite delivery to the market with a target of drop every 4 months.

Our contract manufacturing partners and relationships

We currently use one contract manufacturer, Flextronics in China, for producing our Wireless CPU® products. The establishment of a broad commercial relationship with Flextronics, has enabled us to work closely with them in the development of key industrial processes and in the provision of new customer services, such as logistics, maintenance, technical support, design services and the launch of new products. In early 2007 we completed full consolidation (three out-sourced factories into one) of a competitive business we had acquired in 2006.

Although Flextronics is the main manufacturer of our wireless CPU® products, we believe that we have the ability to add additional suppliers on relatively short notice should they be unable to meet our product or capacity requirements. For a discussion of the risks related to the use of a single contract manufacturer, see “Item 3 Key Information – Risk Factors”.

Component supply

Under the commercial agreement with Flextronics, the responsibility for component supply lies with the contract manufacturer, although most major component prices are negotiated directly with suppliers by our purchasing department. Should we reduce or discontinue the manufacture of our products or modify their design in terms of components, the contract manufacturer can invoice us for the cost of the components which are no longer of use. Procurement of components by our contract manufacturer is driven by our forecast for finished products. Usually the components are ordered two to four months before they enter into the production process. Through our contract manufacturer we order components for our products from microchip producers, including NXP Semiconductors, Infineon, Numonyx,

32      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

STMicroelectronics, Silicon Labs, Skyworks, Renesas, Triquint, Spansion and Qualcomm. Non-standard semiconductors based on our designs are produced by Atmel and Ricoh.

Quality assurance, ISO certification and our continuous improvement process

In October, 2007, we successfully completed a follow up audit for our ISO9001: 2000 certification that we first received in November 2005. Our certification is a multi-site certificate (reference: FR05/1246QU) covering our four main locations in Europe (France and United Kingdom), the United States (Raleigh) and Asia-Pacific (Hong Kong and Beijing). The certification covers the following scope: development, sales and delivery of pre-packaged wireless solutions for automotive, industrial and mobile professional applications. In 2007, we included our two newest sites: Research Triangle Park, Raleigh, NC (USA) and Camberley (UK) in the ISO audit process and are now part of our ISO certificate.

Our contract manufacturer, Solectron purchased by Flextronics in 2007, located in Suzhou, China is ISO-certified according to the standards ISO/TS16949 and ISO14000. In addition to the fact that our contract manufacturer is certified, we also require, in our technical specifications, that all of our component suppliers be ISO-certified. Using ISO-certified suppliers helps us to ensure the quality of the products we sell. Before our products are shipped they are tested at the contract manufacturer’s site. We own and manage all of the test devices and equipment in order to ensure that our products satisfy our own, pre-established, quality standards.

The ISO9001 certification pushes us toward continued improvement and helps us to focus on one of our major activities: software development using a CMMI (Capability Maturity Model Integration) estimate.

During the second quarter 2007 we reached CMMI level 2 which confirmed the process of internal controls in our software development. In 2008, we expect to continue pursuing CMMI for our main software development, in all entities, using the AGILE principles to ensure continuous improvement and efficiency. At the same time, we will work toward CMMI level 3 status expected to be reached in the 2009/2010 timeframe. This should ensure that procedures are in place to allow for continuous improvement.

This estimate, which studies the processes for creating software, was initiated at the end of 2004. We achieved CMMI level 2 on the second half of 2007 which states our ability to control on our software development. During the year 2008, we will deploy within our different development units the best practises, used in the CMMI project in combining them with the implementation of AGILE Principles, in order to go on with the deployment of our efficiency improvement and achieve CMMI level 3 in 2009/2010. Thus we will have processes that ensure tailoring of our organization and improvement process.

Backlog

At December 31, 2007, our product backlog amounted to approximately €41.7 million. All orders received in a currency other than the euro are valued on the basis of the currency exchange rate euro/dollar at the close of the period. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year. Our backlog may vary significantly from time to time depending upon the effect of seasonality on our customers’ business and their levels of inventory, the availability of necessary components, and the capacity of our suppliers, contract manufacturers and subcontractors to satisfy our orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period. During the past several years, our operations teams have successfully reduced our manufacturing cycle time and therefore we are able to deliver product much more quickly than in the past and to honor orders with short lead times, which can result in a lower backlog at a given date.

Competition

We compete primarily with wireless module and modem makers, the primary one being Siemens. We also compete with local producers in the Chinese market, mainly Simcom, in the U.S. market with Enfora and Sierra Wireless, and in Europe and the U.S. with Telit.

We are exclusively focused on supplying wireless-enabling solutions to the vertical markets. We are unique among most of our competitors since we develop our own software whereas our competitors typically outsource software development. With more than 33 million Wavecom wireless CPU®s already sold, our products are field-proven wireless technology solutions for vertical markets. In addition, our products include full essential intellectual property rights protection, an important element that not all our competitors offer.

Our ability to remain competitive in the long term depends significantly on the price, quality, availability and performance of our own products and services. In addition, we must continue to bring new products to market that respond to our customers’ needs for new hardware platforms, software applications, customer services and technical support.

WAVECOM - Annual Report Form 20-F 2007      33

Back to Contents

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

Protection of our proprietary intellectual property

As of December 31, 2007, we currently hold one hundred and two (102) French patents expiring on various dates, the first of which is in 2015. We have filed three (3) patent requests in the United States, and we have initiated eight (8) “PCT” (Patent Cooperation Treaty) extension of one of our patents in specific jurisdictions.

We apply very strict rules in terms of confidentiality and know how protection. We have a written policy relating to confidentiality and, in addition to the training given to new employees, regular reminders of these policies are issued. Our employment agreements contain provisions intended to protect our trade secrets by forbidding the unauthorized disclosure of confidential information. Our independent contractors are required to enter into confidentiality agreements that also assign us rights to inventions they make during the course of their work while engaged by us. We have also entered into non-disclosure agreements to protect our confidential information delivered to third parties in conjunction with possible collaborations and for other purposes.

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

Mandatory licensing policy of the European Telecommunications Standards Institute

The European Telecommunications Standards Institute (“ETSI”) has established a policy that requires owners of intellectual property rights to declare to the ETSI those intellectual property rights which they believe are essential to the use or operation of GSM/GPRS/EDGE-based equipment (Clause 4.1 of ETSI’s IPR Policy). This policy has been extended to WCDMA and HSDPA (more commonly referred to as 3G or 3G+). At the time of their declaration, the owners take the commitment to grant irrevocable licenses to third party developers, manufacturers or distributors on terms and conditions that are fair, reasonable and non-discriminatory (Clause 6.1 of ETSI’s IPR Policy).

We believe that most of the patents which are important to us have been declared by their owners to the ETSI and are therefore covered by ETSI’s mandatory licensing policy. These include major historical players who have declared to the ETSI their patents in this field such as Motorola, Philips, Siemens, Alcatel, NEC and also groups such as Ericsson and Nokia. However, it remains possible that some owners of GSM/GPRS/EDGE (or WCDMA or HSDPA)-related patents, including patents which may be required for the development, production, sale or use of our products, may not have declared them to ETSI.

CDMA

The GSM standard is not the only standard in effect and some geographical markets are covered by a different standard that is CDMA. Qualcomm holds, directly or indirectly, a large part of the rights for this technology.

Our agreements for cross-licensing, patent non-assertion and licensing

In order to produce and market our GSM/GPRS/EDGE-based Wireless CPU®, we have had to assess whether licenses from third-party patent owners were and are required. Because of the rapid technological evolution and intense competition in our industry, there is a substantial number of patents to consider. Since an exhaustive research to determine all of the relevant patents or to check the validity or “essential” character of each patent would be cost-prohibitive, we chose from the very beginning to rely on the declarations made to the ETSI (currently more than 4,000 patents declared in 2 G i.e. GSM/GPRS/EDGE).

34      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

We currently have either unilateral or cross-licenses (or non assertion agreements providing a similar coverage) to use the GSM/GPRS/EDGE-essential patents with Motorola, Siemens, Philips, NEC, Alcatel, Nokia, Ericsson and Mitsubishi.

We review regularly the number of patents and patent families declared as essential at the ETSI, as well as each individual patent holder’s share of the overall ETSI portfolio of declared patents, to evaluate continuously the necessity to enter into additional license agreements. In doing so, we have observed that some patents covered by the GSM standard were registered almost 20 years ago and are reaching the limit of the period of protection of the patents which is 20 years in Europe.

In addition, as new digital transmission standards develop and as our products follow these new evolutions of the standards, we have initiated confidential negotiations to acquire additional licenses for new essential patents. This is actually the case for the new GSM standard evolution called “3G” or “3G+” -WCDMA or HSDPA) which are the third generation of the GSM standard.

In order to produce and market CDMA-based wireless CPU®s, we entered into a cross-license agreement with Qualcomm in May 2002. Under this agreement, Qualcomm has granted us a license to use CDMA essential or “necessary” patents that Qualcomm owns or is entitled to license for the CDMA standard in consideration for our payment to Qualcomm of an up-front fee and a royalty percentage based on each CDMA product we sell. We negotiated and concluded early in 2007 an amendment to this license that improves some of its terms. In addition, under this agreement, we have granted Qualcomm a royalty-free license to use CDMA essential patents that we own or develop for the CDMA standard.

Capital Expenditures

In 2007 and in previous years, we purchased laboratory, testing and computer equipment, principally at our headquarters in France, at our Raleigh Triangle Park office and at our contract manufacturer’s production facility. Total expenditures on property and equipment were €5.0 million in 2007, €5.5 million in 2006 and €1.7 million in 2005. In 2006, our capital expenditures also included the acquisition of certain assets of the Sony Ericsson M2M business unit and the acquisition of NexGen Software SAS Company for a total amount of €29.8 million (purchase price plus acquisition costs minus cash acquired). All capital expenditures were internally financed from reserves.

Corporate Information, organizational structure

Wavecom S.A. is the parent company and 100% owner of the following subsidiaries:

•	Wavecom Inc., RTP, NC – USA

•	Wavecom Asia Pacific, Limited, Hong Kong – China (99.99%)

•	Wavecom Northern Europe, Ltd, Camberley – United Kingdom

•	NexGen Software SAS – France

•	Wavecom Deutschland GmbH, Darmstadt – Germany

Wavecom S.A. is the headquarters and decision-making center and manages the subsidiaries listed above. It also performs an operational role for the distribution of Wavecom products in Europe, Middle-East and Africa. The two main subsidiaries, Wavecom Inc. and Wavecom Asia-Pacific, Ltd. are responsible for sale of products supplied by Wavecom S.A in their respective regions. Wavecom Northern Europe, Ltd. mainly acts primarily as an agent and a service provider, Wavecom Deutschland GmbH was dormant from mid 2006 until end of December 2007 and since the hiring of an employee in December 2007 this subsidiary is acting again as an agent for Germany. NexGen Software SAS is a seller of softwares.

Wavecom S.A. owns 100 % of Wavecom Korea Co, Ltd, Seoul, South Korea which is a dormant Company as of 31 December 2007.

Since February 1 2008, Wavecom owns 100% of Anyware Technologies S.A. located in France. This company provides a value-added products and services offer in various complementary business areas: web applications, Eclipse technology, Web Content Management (CMS and open source collaborative tools), Machine-to-Machine applications (allowing connection, control and management of remote machines through a Web interface) or scalable systems.

Wavecom active subsidiaries:

•	Wavecom Inc.

As of December 31, 2007 this entity produced revenues of global €70.8 million versus €49.6 million in 2006. This company is responsible for the sale of our products in the North and South American markets. It has continued to see strong growth after a long period of development primarily linked to the long sales cycles in this region as well as the need to obtain operator certification in order for our customer’s products to work on the wireless networks. Wavecom, Inc.

WAVECOM - Annual Report Form 20-F 2007      35

Back to Contents

benefited significantly from the acquisition in 2006 of the former Sony Ericsson M2M business. This subsidiary produced a net profit of €775,000 in 2007 compared to €173,000 in 2006.

•	Wavecom Asia Pacific, Limited

This entity is responsible for the sale of our products and services in the Asia-Pacific geography

As of December 31, 2007 this entity generated revenues of €35.2 million, similar to 2006 level, led by a positive sell-through of point of sale and automatic metering, although the wireless local loop sector decreased by approximate €5 million year-on-year as the market contracted.

This subsidiary posted a net profit of €931,000 versus €651,000 in 2006.

•	Wavecom Northern Europe, Limited

This subsidiary was dormant from mid-2004 until April 2006, when we acquired the M2M business that was based in England and transferred certain acquired assets into this subsidiary. Wavecom Northern Europe provides certain services to Wavecom S.A. and acts as its agent in some regions. It produced a net profit of €69,000 in 2006 and a loss of €21,000 in 2007.

•	Wavecom Deutschland GmbH

2007 sales amounted to €16,000 with a profit of €8,000

•	NexGen Software SAS

This company develops and markets software suites for TCP/IP communication. It generated sales of €390,000 in 2007 (€439,000 in 2006) and the net result was €10,000 (€18,000 in 2006).

Property, Plant and Equipment

Our headquarters are located in Issy-les-Moulineaux, a suburb of Paris, France, where we occupied approximately 7,000 square meters of leased office facilities as of December 31, 2007. We also currently lease office space in Research Triangle Park (North Carolina, USA), Camberley (UK), Hong Kong (China), and Beijing (China).

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

As of July 1, 2006, we migrated all of Wavecom’s legacy products to have lead-free certification according to the European RoHS (Restriction of Hazardous Substances) lead-free content standards. All new products launched as of July 1, 2006 meet the European RoHS standards.

Risk Management and Insurance Coverage

Risk Management

The Risk Management function is allocated to the Risk Committee. The Risk Committee provides assistance to the CEO, the Audit Committee, and the Board in fulfilling their overall responsibility to monitor the risks the Company may face.

Sub-contracting related risks

Although we outsource our production, we encourage our contract manufacturer to put in place practices that safeguard the manufacturing processes. These practices include measures designed both to prevent the occurrence of loss and to minimize the losses should an adverse event occur. Our objective is to transfer to our contract manufacturer, to the greatest extent possible, all exposure to loss in connection with the manufacturing activity they perform for us. The level of risk transferred to our contract manufacturer is based upon a number of factors, including the following:

•	the general business practices of our industrial field; and

•	a financial balance between our contract manufacturer and us in the assumption of the risks.

•	When we made our decision to work with one contract manufacturer in China, for example, we worked with the manufacturer to prepare a joint Business Continuity Plan (or “Disaster Recovery Plan”) that allocated certain risk management obligations and risks to our Company and others to the contract manufacturer.

36      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Contractual Risks

When major contracts are being negotiated, our Group Legal Director is involved with the operational team in order to evaluate and limit the contractual risks to our Company and to confirm that the appropriate type and amount of insurance is in place.

Insurance coverage program

In collaboration with one of the main French insurance brokers, we have maintained an insurance program substantially identical in scope from 2006 to 2007. The level of insurance coverage and deductibles has remained identical to the previous program, with some enhancements as was already the case in 2006 due to both a favorable insurance market as well as our improved overall situation. We pay particular attention to the reputation and rating of our insurers and we only rely on insurers having a rating between A and AAA. Our annual insurance budget is around €1 million.

We determine the level of insurance coverage required by evaluating the major risks, coverage availability and cost. Our insurance policies include the following coverage levels, subject to specified limitations such as deductibles that vary from case to case from €10,000 to €150,000 (up to €200,000 in particular cases):

•	property damage and related loss of income;

•	general commercial and product liability; and

•	directors’ and officers’ liability.

Because of our size, we have not established nor do we consider it necessary to establish an internal insurance entity to act as a re-issuer (a captive).

Item 4A:  Unresolved Staff Comments

None.

WAVECOM - Annual Report Form 20-F 2007      37

Back to Contents

Item 5:  Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this annual report. Our consolidated financial statements and our quarterly financial results included in this discussion have been prepared in accordance with U.S. GAAP. In compliance with applicable European regulations, we also publish our consolidated financial statements under IFRS (International Financial Reporting Standards).This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Constant Currency Rates

In certain instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than euros are converted into euros at the prior year’s exchange rates, rather than the exchange rates for fiscal year 2007. For example, if a U.S. entity reporting in U.S. dollars sold $1 million dollar of products in each of fiscal year 2007 and fiscal year 2006, our financial statements would report €730,000 of revenues in fiscal year 2007 (based on an exchange rate of €1 = $1.37 which was the average exchange rate in fiscal year 2007) and €787,000 in revenues in fiscal year 2006 (based on an exchange rate of €1 = $1.27 which was the average exchange rate in fiscal year 2006). The constant currency presentation would translate the fiscal year 2007 results using the fiscal year 2006 exchange rates and indicate that underlying revenues were flat rather than decreasing by €57,000 as would be reported in the financial statements under U.S. GAAP. We present this constant currency information for fiscal year 2007 in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under U.S. GAAP.

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

38      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

The three provisions described above have an impact on the determination of cost of goods sold. They are recorded in “other accrued expenses” on the balance sheet and are described more fully in the footnotes to our annual consolidated financial statements.

•	Other accruals: Under U.S. GAAP, loss contingencies are recognized in accordance with SFAS 5, Accounting for Contingencies. Liabilities are accrued when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Management makes these estimates primarily with the analyses of internal specialists, if available, or with the support of outside specialists, such as actuaries or legal counsel. Revision of management’s estimates of these loss contingencies may significantly affect future operating results.

•	Allowance for deferred tax assets: We estimate our actual current tax exposure, together with our temporary differences resulting from differing treatment of items, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, increase or decrease, this allowance during an accounting period, we must include and expense or reverse the allowance within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

•	Product revenue recognition: Revenue from product sales is recognized when (i) persuasive evidence of an arrangement exists, (ii) the product is delivered (at the time the products are shipped and risk of loss has been passed to the buyer), (iii) the price is fixed or determinable and (iv) collection of the price is reasonably assured. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. The Company’s product sales are not sold with a right of return unless our product is defective and covered by warranty. The Company’s sales typically do not include multiple product and/or service elements. Although the products sold have embedded software, Wavecom believes that software is incidental to the products they provide. In addition, the Company does not provide post-contract customer support or maintenance for the software (either free of charge or for a fee) embedded in the products. The contracts do not provide for upgrading or updating any Wavecom embedded software. For instance, the functionality DOTA (Download-Over-the-Air), included in the products provides the customers the capability to remotely upgrade and enhance their own operating systems, application layers and network software.

•	Software revenue recognition: The Company recognizes revenue from licensing fees when the delivery has occurred, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”,) as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. If the contract for a licensing agreement includes a clause allowing for free updates if and when available and if vendor specific objective evidence of fair value for this post-contract customer support can not be determined at the time the contract is signed, the revenue must be spread over life of the contract. Revenue recognition is complex and certain judgments and estimates affect the application of this policy.

•	Share based payment: Wavecom has various types of share based compensation plans for employees. The fair value of stock options, employee share issues and share grants without consideration is determined at the grant date. The fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions. Those assumptions include, among others expected volatility, the expected option term and the expected dividend payout rate. The assumption of volatility has been set by reference to the implied volatility of options available on Wavecom shares in the open market and in light of historical patterns of volatility, whereas the expected option term is estimated by observing general option holder behavior and actual historical terms of Wavecom option programs. Changes in valuation assumptions may significantly affect the expense recorded in the income statement.

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

WAVECOM - Annual Report Form 20-F 2007      39

Back to Contents

products. Our tag line – “Smart wireless. Smart business” – succinctly describes how our customers benefit from using our products and services. During 2007 we offered for the first time, a service platform that allows for the monitoring and maintenance of devices equipped with our Wireless CPU®s via a back-end server for the purposes of upgrading our software, the application software or wireless network software. This new service model opens the door to future contracts that we believe will eventually create subscription business providing a recurring income stream.

With over fourteen years in cellular telecommunications experience, we have attracted and developed a talented team of managers and employees who are focused on creating and selling wireless solutions to the enterprise market that includes hardware, software and services. Our engineering teams represent more than half of our employees who have highly specialized expertise and know-how in the design and integration of radio-frequency-architected circuitry, communications software and base band ASICS (Application Specific Integrated Circuits), specifically designed for machine-to-machine processing and communication. Our products and services get to market by using a combination of our own direct sales force which is augmented by an extensive world-wide network of value-added distributors and manufacturers’ representatives that reach a large number of diverse customers and prospects from around the world. Although we do not operate our own production facilities, our operations teams have acquired substantial skills over the years in producing and manufacturing our Wireless CPU®s by working closely with our contract manufacturing partner located in China.

Our organizational structure is designed to reflect our strategic orientation. This structure includes management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). Each of these regions is headed by a Group Vice President who has responsibility for developing customer relations and managing the profitability of the region. The regions are supported from a product standpoint by marketing and technology, research and development, and operations (manufacturing). During 2007, we added a matrix management structure for the automotive business which is headed by a Group Vice President who coordinated our global development efforts in automotive. Given the benefit of this worldwide coordination we saw in 2007, moving forward in 2008 each of the regional Vice Presidents now has, on top of his geographical responsibility, a matrix role of coordination for each of our most promising markets: including: automotive, wireless local loop and broader M2M areas. The regions are supported by teams from finance, human resources and quality that are located in the regions and managed from our headquarters in France.

2007 – Operational overview

The year 2007 was one of mixed results. Revenues increased by 7% versus the previous year, growing from 188.8 million to 202.3 million but sales varied greatly from region to region. However, in 2007 net income more than triple to reach €17.4 million compared to €4.7million in 2006.

Operational highlights:

During 2007 we experienced improved operational performance led by progress in two main areas:

•	Successful completion of the integration of the business we acquired in 2006; and,

•	Improvement on most key target metrics for operations.

In 2007 we successfully completed consolidation of our production into one outsource manufacturer located in China for all of our products, including those from the business we acquired in 2006. This manufacturing consolidation played a key role in the on-going enhanced manufacturing efficiency, with measurable improvement in the supply chain management, including the area of component procurement. This consolidation contributed to reduced cost of goods, resulting in an improved product gross margin compared to the previous year.

Additionally, we maintained operational excellence and improved on key target metrics including:

•	Lower defect and return rates;

•	Higher yields for lower costs;

•	Improved on-time deliveries – on-time deliveries have reached 98% and average order time to delivery are standing at four weeks.

We also made progress in areas that we believe will accelerate the uptake of our technology including:

•	Complete re-architecture of our firmware;

•	Deployment of IDS (Intelligent Device Services) service offer;

•	Introduction of inSIM® (embedded SIM) – which has been recognized by a leading European automobile manufacturer as an innovative concept; and

•	Introduction and sampling of our low cost HSDPA solution

40      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

As mentioned earlier, this operational improvement was counterbalanced by mixed revenue performance from our three regions.

Our Americas region reported a 56% year-over-year increase in revenues (at constant foreign exchange rates). The Asia-Pacific region had a slight incremental growth in revenues (also at constant currencies) while the EMEA (Europe, Middle East and Africa) region suffered a slowdown in sales in several markets and experienced a lower contribution from its distributor’s network. The weak US dollar compared to the euro negatively impacted our overall revenues by about €9 million, mostly in the second half of 2007.

Strategic highlights:

We made progress in advancing along our strategic plan in 2007, underscored by several initiatives.

Service Offer launch: Our services offer became a reality with the launch of StarService, a new offer that eliminates up-front costs by combining a Wireless Microprocessor® (free of charge) with a paid subscription to Wavecom’s secure IDS (Intelligent Device Services).

StarService is the first offer in Wavecom’s IDS platform, with more to be launched in 2008.

New module partner: We entered into a partnership with Sunlink Holding in Hong Kong who is producing hardware platforms based on Wavecom technology and designs. Sunlink’s initial products are based on Wavecom’s Q24 family of Wireless CPUs®, and Wireless Microprocessor® technology. They have full OpenAT® capabilities, and Wavecom will supply the baseband component.

Sunlink is now making products based on Wavecom technology that should be suited to certain APAC-region markets. These products are not in direct competition with Wavecom since they have a field of use restriction. This strategic alliance is expected to accelerate wireless M2M development in Asia Pacific region in the future

Strategic acquisition: As of February 1, 2008, we completed a strategic acquisition of Anyware Technologies who are experts in client-server applications. This Company is recognized for its open source technology expertise for creating advanced software solutions that optimize enterprise processes. Its M2M-specific solutions perfectly complement Wavecom’s secure and scalable IDS (Intelligent Device Services) platform, with the combination creating the most advanced, and easy to deploy, end-to-end software solution in the industry.

Reporting by Geographic Business Segment

The Company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the Company’s Chief Executive Officer uses now such segment reporting to allocate resources.

Management is aligned by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America).

The table below sets forth revenues and operating losses for each of our segments for the year ended December 31, 2005, December 31, 2006 and December 31, 2007.

Fiscal year 2005 (amounts in € thousands)	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

Revenues	74,840	12,473	40,466	1,453	129,232
Operating (loss)/income	7,588	403	1,008	(5,039)	3,960

Fiscal year 2006 (amounts in € thousands)	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

Revenues	99,389	48,422	34,931	6,015	188,758
Operating (loss)/income	9,730	(1,680)	453	(2,854)	5,647

Fiscal year 2007 (amounts in € thousands)	EMEA	Americas	Asia-Pacific	Corporate Headquarters	Total

Revenues	96,576	70,526	35,081	154	202,337
Operating (loss)/income	21,666	8,825	1,395	(19,189)	12,697

WAVECOM - Annual Report Form 20-F 2007      41

Back to Contents

EMEA (Europe, Middle-East and Africa)

The EMEA region, whose sales decreased by 3% year on year suffered from lower sales mainly in automotive and fixed cellular or wireless local loop applications, and also in indirect sales through distribution. For the automotive segment, sales decreased year-on-year as fewer cellular products were shipped by our key automotive customers. This sluggish product sell-through was also the case for fixed cellular which we believe experienced a decrease globally. Some of the other direct customer sectors, such as metering and alarms did grow, but their growth was not enough to make up for the other declines.

EMEA represents 48% of total revenues.

Operating income increased significantly between 2006 and 2007 as this region benefits from improved gross margin in percentage of sales and from a decrease in allocated expenses compared to the prior year due to a lower gross profit contribution relative to the total Company.

APAC (Asia-Pacific)

The sales of APAC region were stable between 2006 and 2007 but grew by 9% at constant currencies led by a positive sell-through of point of sale and automatic metering and increased service revenues, although the wireless local loop sector decreased by approximate €5 million year-on-year as the market contracted.

APAC presently represents 17% of total revenues.

Operating income for the region increased from 2006 to 2007 primarily due to higher gross margins

Americas

The sales of Americas region grew by 46% and by 56% at constant currencies. This growth was fueled by the home and security market as well as vehicle remote management. In addition, revenue was positively impacted in 2007 by one particular customer which completed delivery of a large program.

The Americas presently represents 35% of total revenues.

Operating income for the region increased from 2006 to 2007 due in part to higher sales and improvement in gross margin partly compensated by an increase in allocated expenses compared to the prior year due to a higher gross profit contribution of Americas relative to the total Company.

Corporate Headquarters

Licenses revenues are allocated to corporate headquarters. The increase in operating loss is mainly due to the absence of license revenues in 2007 and to an increase of expenses recorded at corporate, in particular long term research and development projects.

Results of Operations

Fiscal Year 2007 compared to Fiscal Year 2006

Revenues

Year ended December 31, (amounts in € thousands)	2005	2006	% change 2006/2007

Product sales	180,393	198,510	10.0%
Percentage of total revenues	97.6%	98.1%
Services revenue	2,542	3,827	50.6%
Percentage of total revenues	1.3%	1.9%
Licensing revenue	5,823	—	—
Percentage of total revenues	3.1%

Total revenues	188,758	202,337	7.2%

42      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Sales by geographic region

As % of total revenues:	2006	2007

European, Middle East and Africa:	53%	48%
Asia-Pacific:	22%	17%
Americas:	26%	35%

	100%	100%

Sales by application and distribution channel

(amounts in € 000s)	2006	2007	% in 2007

Direct customers:
Automotive	35,180	40,341	19.9%
Industrial (Machine-to-Machine)	37,677	57,682	28.6%
Mobile Professional	4,347	1,185	0.6%
Personal Communication Devices	0,023		-0.1%
Indirect customers:
Distributors(1)	103,165	99,302	49.1%

Total Products	180,392	198,510	98.1%
Total Services & licencing	8,366	3,827	1.9%

Total	188,758	202,337	100.0%

(1)	Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly industrial and mobile professional applications.

Revenues for the full year 2007 increased 7% year-on-year reaching €202.3 million, or 12% at constant currencies, as the weak U.S. dollar had a negative impact of approximately €9 million on 2007 sales as compared with 2006 exchange rates.

Products:

In 2007, product sales increased by 10% at actual exchange rates (15% at constant currency exchange rates) year-on-year.

The positive year-over-year revenue trend was driven by the significant progress in the Americas region which grew by 46% at actual exchange rates or 56% at constant currency exchange rates. This growth was fueled by the home and security market as well as vehicle remote management. In addition, one particular customer completed delivery of a large program in 2007.

The APAC region decreased by 3% (at actual exchange rates) but grew by 5% (at constant currency exchange rates) led by a positive sell-through of point-of-sale and automatic metering, although the wireless local loop sector decreased by approximate €5 million year-on-year as the market contracted.

The EMEA region, which decreased by 3% year on year suffered from lower sales mainly in automotive and fixed cellular or wireless local loop applications, which saw greater competition than in the previous year, and also in indirect sales through distribution. For the automotive segment sales decreased year-on-year, as fewer cellular products were shipped by our key automotive customers. This sluggish product sell-through was also the case for fixed cellular which we believe globally decreased. Some of the other direct customer sectors, such as metering and alarms did grow, but their growth was not enough to make up for the other declines.

Services:

Technology development and other service revenues were generated from the sale of technical support to customers in order to assist them in the integration of our products into their end-products but also from service offerings that Wavecom develops. In 2006 and 2007, service revenues mainly resulted from a specific long-term project to develop a customized product in the automotive industry.

WAVECOM - Annual Report Form 20-F 2007      43

Back to Contents

Licensing:

We had no licensing revenue in 2007.

In 2006, total revenues from licensing amounted to €5.8 million with the following breakdown:

•	€1.9 million generated by a licensing contract signed in 2005 which revenue was spread over the last three quarters of 2005 and the four quarters of 2006,

•	€3.9 million generated by a licensing contract signed in 2006 which revenue was all recognized in 2006.

Customer Concentration:

Revenues from the top ten customers represented 50% of the total and no customer represented more than 9% of sales where six were direct customers and four were value-added distributors.

Backlog: We include in our backlog all accepted product purchase orders for which delivery has been specified within one year. The 12-month backlog on December 31, 2007 was €41.7 million compared to €51.5 million at December 31, 2006.

Cost of revenues

	Year ended December 31
(amounts in € thousands)	2006	% sales	2007	% sales	% change 2006/2007

Cost of revenues
Cost of good sold	105,775	58.6%	104,650	52.7%	-1.1%
Cost of services and licensing	2,723	32.6%	5,833	152.4%	114.2%

Total cost of revenues	108,498	57.5%	110,483	54.6%	1.8%

Gross Profit
On good sold	74,618	41.4%	93,860	47.3%	25.8%
On services and licensing	5,642	67.4%	(2,006)	-52.4%	-135.6%

Total gross profit	80,260	42.5%	91,854	45.4%	14.4%

Cost of goods sold: Total cost of goods sold consists primarily of the cost of components, our contract manufacturer’s charges, essential intellectual property royalties, warranty expenses, and depreciation.

The total cost of goods sold decreased by 1.1% from €105.8 million for 2006 to €104.7 million for 2007, despite an increase of 10% of the product sales mainly driven by the continuation of the reduction of the costs on the business acquired in 2006.

Cost of services and licensing: Total costs of services and licensing increased from 2006 to 2007 mostly due to significant costs recorded by the Company to support one of its development agreements.

Gross profit: Gross profit increased by 14.4% from €80.3 million for 2006 to €91.9 million for 2007. As a percentage of sales, 2007 gross profit amounted to 45.4% versus 42.5% in 2006. This year-on-year increase is explained by a better product margin, in particular for the activity acquired in 2006 partly offset by no license revenues, which is a business with higher margins, and by higher development costs for services revenues.

44      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Operating expenses

	Year ended December 31
(amounts in € thousands)	2006	% of revenues	2007	% of revenues	% change 2006/2007

Research and development	29,982	15.9%	31,818	15.7%	6.1%
Sales and Marketing	14,196	7.5%	18,246	9.0%	28.5%
General and Administrative	23,875	12.6%	20,735	10.2%	-13.2
Acquired in process technology	1,450	0.8%	—
Amortization of acquired intangible assets	3,020	1.6%	3,548	1.8%	17.5%
Stock based related expenses	2,090	1.1%	4,810	2.4%	130.1%

Total	74,613	39.5%	79,157	39.1%	6.1%

In the table above, amounts for amortization of acquired intangible assets and stock-based related expenses have been excluded from Research and Development, Sales and Marketing, and General and Administrative and presented in separate lines for purposes of comparability.

Total operating expenses were €79.2 million in 2007, compared to €74.6 million in 2006, increasing by 6%.

Operating expenses for Research and Development, and Sales and Marketing, have increased as compared to 2006 by 6% and 28% respectively. Both lines increased due to two main factors:

•	four additional months of costs related to the acquired activity in 2006 (90 people largely in R&D and sales and marketing joined Wavecom in May 2006), and

•	increases in headcount during 2007.

In addition, some engineers’ time allocated to Research and Development in 2006 were allocated to Sales and Marketing in 2007 based on the nature of their work performed in 2007. Finally, a larger amount of engineers time has been allocated to Cost of Service in 2007 as opposed to Research and Development line to support the service contracts. General and Administrative decreased by 13% mainly due to bad debt expenses primarily in Asia and in Europe and expenses associated with the M2M business acquisition completed in 2006.

Total headcount including subcontractors was 483 at the end of 2007 versus 440 at the end of 2006.

Operating expenses also included a non-cash expense of €2.1 million in 2006 and €4.8 million in 2007, related to stock-based compensation as required by implementation of SFAS 123R. The increase is explained by the granting in June 2007 of 155,650 free shares, 40,000 BSA (warrants) and of 372,650 stock options.

In addition, in 2006 and 2007, there were a number of accounting charges related to the 2006 acquisition that adversely impacted our operating result. In accordance with SFAS 141, certain intangible assets and in-process technology were identified within the former M2M business. As of December 31, 2006, in-process technology was valued at €1.5 million which was expensed in the second quarter 2006, the projects included in the in-process technology were completed in 2006 and 2007 and the related products are now on the market. The acquired intangible assets were valued at €13.3 million, and are depreciated over a period of one to four years, resulting in a depreciation charge of €3.0 million in 2006 and €3.5 million in 2007.

Other income (expense)

Interest and other financial income, net: On July 13, 2007, Wavecom issued €80,5 million principal amount of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) at a rate of 1.75% and mature on January 1, 2014. The OCEANE bear interest at a rate of 1.75% per annum. On a full year basis, interest expenses amount to €1.4 million and we recorded €664,000 for the year ended December 31, 2007.

We recorded net interest and other financial income of €1.8 million in 2007, compared to €1.1 million in 2006. Net interest and other financial income represent the net of €3.4 million of interest income (€1.3 million in 2006) and €1.5 million of interest expenses (€0.2 million in 2006). This increase is due to a higher cash level mainly driven by the OCEANE generating more financial income offset by interest expense mainly on the OCEANE.

Wavecom has policies that limit cash investments to short-term, low-risk instruments. Cash is mainly held in securities that are invested in short-term money market accounts ( Fonds Communs de Placement or “FCP” and Société d’Investissement à Capital Variable or “SICAV”).

WAVECOM - Annual Report Form 20-F 2007      45

Back to Contents

Foreign exchange gain (loss): We had a net foreign exchange loss of €1.4 million in 2007 compared with a net loss of €1.9 million in 2006, reflecting mainly the foreign exchange loss on US dollar-denominated transactions and balance sheet items only partly compensated by the impact of our hedging program. The purpose of this hedging program is to limit our exposure to foreign currencies and not for speculative purposes.

In 2007, we recorded 56% of our total revenues in U.S. dollars, with virtually all the rest in euros. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 62% of our cost of revenues and operating expenses in 2007.

Income tax expense (benefit): Our €4.3 million net tax benefit in 2007 (€125,000 net tax expense in 2006) was the result of the recognition of a deferred tax asset amounting to €4.5 million and to income tax expense of the Wavecom subsidiaries (€214,000) and other taxes resulting in a net credit of €9,500.

Until December 31, 2006, due to its history of tax losses in foreign tax jurisdictions which account for Wavecom’s deferred tax assets, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets in these respective tax jurisdictions.

At December 31, 2007, based on the good performance the years before, in particular in 2007, and the perspective for the near future, Management has decided to reverse a part of the valuation allowance. The minimum amount of future taxable income that would have to be generated to realized the deferred tax asset is €13.5 million.

As of December 31, 2007, expiration dates of net operating loss carry forwards were as follows:

Expiration date:	(in € thousands	)

2008	—
2009	—
2010	—
2011	—
Between 2013 and 2022	1,650
No expiration date	44,433

Total net operating loss carry forwards	46,083

Wavecom S.A. (France) had total loss carry forwards of €36,140,000 at December 31, 2007 (€60,249,000 in 2006) with no expiration date.

Net operating loss carry forwards in the United States totaled approximately €1,650,000 at December 31, 2007 (€2,320,000 in 2006) and will expire from 2013 to 2022 if not utilized.

Net operating loss carry forwards in the APAC region totaled approximately €8,293,000 at December 31, 2007 (€9,938,000 in 2006) with no expiry date.

For more information, refer to Note 15 of the notes to the consolidated financial statements.

46      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Fiscal Year 2006 compared to Fiscal Year 2005

Revenues

Year ended December 31, (amounts in € thousands)	2005	2006	% change 2005/2006

Product sales	125,952	180,393	43.2%
Percentage of total revenues	97.5%	95.6%
Services revenue	1,827	2,542	39.1%
Percentage of total revenues	1.4%	1.3%
Licensing revenue	1,453	5,823	300.8%
Percentage of total revenues	1.1%	3.1%

Total revenues	129,232	188,758	46.1%

Sales by market

As % of total revenues:	2005	2006

Vertical applications:	91%	100%
PCD (handset) business:	9%	0%
	100%	100%

Sales by geographic region

As % of total revenues:	2005	2006

Europe, Middle East and Africa:	58%	53%
Asia-Pacific:	32%	22%
Americas:	10%	26%

	100%	100%

Sales by product

(amounts in €000s)	2005	2006	% in 2006

– Embedded wireless CPU	103,327	162,853	86.3
– External wireless CPU	18,051	17,515	9.3
– Flex (chipset solution)	4,574	0,023	0.0
– Services	1,827	2,543	1.3
– License	1,453	5,823	3.1

Total	129,232	188,758	100.0

WAVECOM - Annual Report Form 20-F 2007      47

Back to Contents

Sales by application and distribution channel

(amounts in €000s)	2005	2006	% in 2006

Direct Customers:
Automotive	16,378	35,180	18.6
Industrial (Machine-to-Machine)	22,698	37,677	20.0
Mobile Professional	7,586	4,347	2.3
Personal Communication Devices	10,535	0,023	0.0
Indirect Customers:
Distributors(1)	68,755	103,165	54.7

Total Products	125,952	180,392	95.6

Total Services & licensing	3,280	8,366	4.4

Total	129,232	188,758	100.0

(1)	Our “distributor” customers purchase our products and re-sell them to their own customers who use them in a diverse range of applications, which we believe are mostly industrial and mobile professional applications.

Total revenues increased 46% year-on-year from €129.2 million in 2005 to €188.7 million in 2006.

Products:

Products sales increase due mainly to the increase in product revenues from €126.0 million to €180.4 million. We had no sales in the PCD (Personal Communication Device or handset business) in 2006, while it represented 9% of total sales in 2005. Sales in the Vertical Applications increased by 56% from €115.4 million in 2005 to €180.4 million in 2006. This is explained largely by the eight months of revenues contributed by the acquired M2M business but also by an increase of around 13% for sales of historical Wavecom products.

From a geographic standpoint, product sales in the Americas region increased the most, representing 26% of total sales in 2006 versus 10% in 2005. This can be explained not only by the additional business generated by the acquired M2M business which was particularly strong in the Americas region but also by a strong increase from the historical activity.

By application, the greatest increase was in the automotive area, mainly due to the contribution of the acquired business. On the other hand, sales to Mobile Professional applications (PDA – Personal Digital Assistant – and WLL – Wireless Local Loop) decreased from 2005 to 2006 due to the fact that one customer that represented a significant portion of revenues in the first quarter of 2005 encountered technical difficulties that were unrelated to Wavecom and no longer contributed to sales in the last three quarters of 2005 nor for any of 2006. This decline was partly compensated by sales in 2006 for Wireless Local loop applications. Sales in Machine-to-Machine applications and to distributors were strong marking an increase from 2005 to 2006 of 66% and 50%, respectively.

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

Backlog: 12 months backlog as of December 31, 2006 stood at €51.5 million.

48      WAVECOM - Annual Report Form 20-F 2007

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

WAVECOM - Annual Report Form 20-F 2007      49

Back to Contents

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

Selected quarterly operating results

The following table sets forth selected unaudited quarterly operating results for each of the eight fiscal quarters in the two-year period ended December 31, 2007. We have derived this information from our unaudited interim consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements. The results of operations for any quarter are not necessarily indicative of the results that might be expected for any future period.

50      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Selected quarterly operating results

	March 31,	June 30,	Sept. 30	Dec. 31,	March 31,	June 30,	Sept. 30	Dec. 31,
	2006	2006	2006	2006	2007	2007	2007	2007

	(unaudited) (in thousands, except share and per share amounts)
Revenues:
Product sales	€27.462	€49.187	€54.992	€48.753	€47.785	€55.776	€50.405	€44.543
Technology development and other services	270	216	408	1.647	332	334	1.958	1.205
Licensing revenue	484	484	485	4.369	—	—	—	—

Total revenues	28.216	49.887	55.885	54.769	48.117	56.110	52.363	45.748
Cost of revenues:

Cost of goods sold	13.066	28.762	35.206	28.741	26.012	30.139	26.956	21.543
Cost of services	176	697	802	1.048	1.559	1.600	1.666	1.009

Total cost of revenues	13.242	29.459	36.008	29.789	27.571	31.739	28.622	22.552

Gross profit	14.974	20.428	19.877	24.980	20.546	24.371	23.741	23.196
Operating expenses:
Research and development	5.901	8.119	8.467	8.634	7.758	8.179	8.493	9.132
Sales and marketing	2.886	4.405	4.464	5.098	5.413	5.740	5.689	5.896
General and administrative	5.568	5.847	6.325	7.448	5.784	5.700	5.461	5.911
Acquired in process technology	—	1.400	—	50	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—

Total operating expenses	14.355	19.771	19.256	21.230	18.955	19.619	19.643	20.939
Operating income (loss)	619	657	621	3.750	1.591	4.752	4.098	2.257
Interest and other financial income (expense), net	(361)	(471)	618	(604)	369	369	(705)	359

Income (loss) before minority interests and income taxes	258	186	1.239	3.146	1.960	5.121	3.393	2.616
Minority interests	—	—	—	—	—	—	—	—

Income (loss) before income taxes	258	186	1.239	3.146	1.960	5.121	3.393	2.616
Income tax expense (benefit)	54	19	20	34	12	91	49	(4.461)

Net income (loss)	€204	€167	€1.219	€3.112	€1.948	€5.030	€3.344	€7.077

Basic net income (loss) per share	€0.01	€0.01	€0.08	€0.20	€0.13	€0.33	€0.22	€0.46
Diluted net income (loss) per share[1]	€0.01	€0.01	€0.08	€0.19	€0.12	€0.30	€0.19	€0.39
Shares used in computing basic net income (loss) per share	15,375,468	15,384,077	15,385,077	15,390,765	15,401,390	15,447,796	15,199,624	15,221,619
Shares used in computing diluted net income (loss) per share	15,782,195	15,946,575	15,905,833	16,008,840	16,230,460	16,645,446	18,785,143	18,916,763

(1)	For quarters ended September 30, 2007 and December 31, 2007, diluted earnings per share also includes the effect, net of income tax, of the dilutive bonds (OCEANE issued on July 13, 2007) if they had been converted using the if-converted method.

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

Liquidity and capital resources

We had negative cash flow from operations of €116.5 million in 2007 compared to positive cash flow of €30.0 million in 2006. This negative cash flow is due to the acquisition of marketable securities at the end of 2007, all cash being in cash or cash equivalents at the end of 2006. Excluding these purchases, the cash flow from operations is positive at €18.1 million.

The negative cash flow from investing activities of €5.1 million in 2007 is related to the purchase of tangible assets. The amount in 2006 was significantly higher at €35.1 million mainly due to the acquisition of the M2M division of Sony Ericsson.

We had working capital (defined as current assets less current liabilities) of €138.9 million at December 31, 2007, an increase from €42.8 million at December 31, 2006.

At December 31, 2007, our capital lease obligations (including the current portion), amounted to €547,000, compared to debt and capital lease obligations of €618,000 at the end of 2006.

At December 31, 2007, following the issuance of the OCEANE, our debt (including the current portion) amounted to €81.2 million. We had no debt at the end of 2006.

WAVECOM - Annual Report Form 20-F 2007      51

Back to Contents

We had €4.7 million in cash and cash equivalents at December 31, 2007 compared to €54.8 million at December 31, 2006, as we had, at year end, marketable securities for a total of €134.6 million.

Therefore, the net cash was equal to €58.1 million at December 31, 2007 compared to €54.8 million at December 31, 2006 and was detailed as follows:

(amounts in € thousands)	December 31, 2006	December 31, 2007

Cash or cash equivalents	€54,776	€4,677
Marketable securities	—	134,610
Current portion of convertible bonds	—	(664)
Long term portion of convertible bonds	—	(80,500)

Net cash	€54,776	€58,123

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

Off-balance sheet arrangements

At December 31, 2007, we had no off-balance-sheet arrangements (as defined in Item 5E of Form 20-F) that had or are reasonably likely to have a current or future effect that would be material to investors.

Tabular disclosure of contractual obligations

Our contractual obligations as of December 31, 2007 consist principally of obligations under capital leases, operating leases, and other short-term obligations (commitments with third-party manufacturers and bank guarantees).

Payments due by period (amounts in million)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Convertible bonds	80.5				80.5
Capital lease obligations	€0.5	€0.2	€0.3	—	—
Operating leases	18.0	4.7	9.2	€3.3	€0.8
Other long term liabilities	22.3	18.6	—	3.7

Total contractual cash obligations	€121.3	€23.5	€9.5	€7.0	€81.3

At December 31, 2007, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the first half of 2008. These purchase commitments totalled approximately €18.6 million.

In October 2005, Wavecom signed a commitment with some of its executive committee members for the payment of a retention bonus, on condition they were still employed as of March 31, 2007 the amount was been paid in April 2007. The total amount of these bonuses was €2,421,000 (including benefits) and was being recognized ratably as an expense from October 1, 2005 to March 31, 2007 (over the 18 months service period). Accordingly, Wavecom recorded a compensation expense for this retention bonus in the years ended December 31, 2005, 2006 and 2007 in a respective amount of €428,000, €1,835,000 and €158,000.

On July 13, 2007, Wavecom issued on €80,499,969 principal amount of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) due January 1, 2014.

52      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

At issuance each bond had a nominal value of €31.30. The bonds bear interest at a rate of 1.75% per annum. Interest will be payable annually in arrears on January 1 of each year beginning January 1, 2008.

Holders may exercise their right to convert or exchange their bonds at their option at any time from July 13, 2007, the issue date of the bonds, until the seventh business day preceding their redemption date. The initial conversion/exchange ratio will be one share of the Company for one bond.

At maturity, the Company will redeem the bonds then outstanding at their nominal value (i.e. €31.30 per bond). The Company may redeem the bonds at its sole option at any time from January 1, 2012, subject to 30 calendar days’ notice, so long as the product of (i) the applicable conversion/exchange ratio in effect on such date and (ii) the arithmetic average opening price of the Company’s shares on Eurolist by Euronext Paris calculated over a period of 20 consecutive trading days during which the shares are traded, as selected by the Company from among the 45 consecutive trading days immediately preceding the date of publication of the notice relating to such early redemption, determined in the manner described herein, exceeds 130% of the nominal value of the bonds.

Interest rate risk

At December 31, 2007, Wavecom had €134,610,000 invested in money market accounts, including SICAV and FCPs, with no fixed maturity, earning interest at short-term variable rates. Such accounts did not meet the criteria for cash equivalents criteria and were therefore recorded as Marketable Securities.

At December 31, 2006 and 2005, we did not have amounts invested in short-term money-market accounts. At December 31, 2007, we had €3.7 million of pledged securities invested in short-term money market accounts. We had no variable rate debt at December 31, 2007.

Currency rate risk

We publish our consolidated financial statements in euro and the functional currency of Wavecom S.A. is the euro. In 2007, we recorded 56% of our total revenues in U.S. dollars, with virtually all the rest in euro. We purchase many of our components in U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars. Most of our other operating expenses are in euros. Dollar purchases and expenses represented approximately 62% of our cost of revenues and operating expenses in 2007. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. With regard to our assets denominated in non-euro currencies, we incurred a net foreign exchange loss of €1.4 million in 2007, a net foreign exchange loss of €1.9 million in 2006 and a net foreign exchange gain of €4.1 million in 2005.

If the euro had appreciated by 10% compared to the U.S. dollar during the year ended December 31, 2007, our revenues would have been €10.3 million lower and our expenses would have been €10.5 million lower, resulting in an operating gain of €200,000 greater than the published result. Our net foreign exchange position is described in Note 4 to our consolidated financial statements.

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

Subsequent events

Wavecom announced on February 1, 2008 that it signed a definitive agreement to acquire 100% of Anyware Technologies. The transaction was finalized for a cash payment to Anyware Technologies shareholders of €9.1 million plus €1.5 million placed in an escrow account for customary warranty provisions. An additional payment for earn-out of up to €2 million upon reaching certain milestones is to be made in 2009.

At its March 18, 2008 meeting, the Board of Directors decided to propose to the beneficiaries of the June 7, 2007 stock option plan to cancel the grant. This stock option plan included 38 beneficiaries including the CEO who were together granted a total of 372,650 stock options at an exercise price of €24.21. The cancellation was agreed to by a large majority of the grantees, representing 96% of the total number of outstanding stock options. Consequently, under SFAS123R, this cancellation will result in an expense of €3.8 million in the first quarter of 2008.

WAVECOM - Annual Report Form 20-F 2007      53

Back to Contents

Item 6:  Directors, Senior Management and Employees

Board of Directors and Executive Officers

Our business is managed by our Board of Directors (Conseil d’Administration) and by our Chief Executive Officer (Directeur Général). French law governing a société anonyme and our By-Laws provide that the general management of the Company is performed either by the chairman of the Board of Directors or by another individual, elected by the Board of Directors and bearing the title of Chief Executive Officer. At its meeting held on October 21, 2002, the Board of Directors opted for a dual management structure and appointed Mr. Michel Alard as Chairman of the Board of Directors and Mr. Aram Hékimian, as Chief Executive Officer. At its meeting held on July 22, 2004, the Board of Directors appointed Ronald D. Black as our new Chief Executive Officer, in replacement of Mr. Aram Hékimian, who was appointed during the same meeting as Deputy Chief Executive Officer. Mr. Aram Hékimian resigned as Deputy Chief Executive Officer at the Board meeting held October 22, 2007, but he remains a director sitting on the Board of Directors.

Dr. Ronald D. Black is vested with extensive powers to act on behalf of the Company, within the limits set out by French law and our corporate By-Laws. As the Chief Executive Officer, subject to the prior authorization of the Board of Directors for certain decisions, he therefore has full authority to manage Wavecom’s affairs. The Chief Executive Officer may be removed by the Board of Directors at any time. However, in case of improper removal, he may be entitled to damages.

The Chairman of the Board of Directors organizes and manages the activities of the Board of Directors. In addition, the chairman is responsible for the proper functioning of the Company’s management bodies and, in particular, must verify the ability of the board members to perform their mission.

Under our By-Laws, each director is elected by the shareholders at an ordinary general meeting for a maximum three-year term. Each director must own at least one Wavecom share. Under French law, a director may be an individual or a corporation. Throughout most of 2005 our Board consisted of ten directors, one director resigned in September 2005, a second director resigned in February 2006 and, at his request, a third director was not renewed in his directorship at the May 17 2006 shareholder meeting. As of March 31, 2008 our Board consists of 7 directors. Directors may resign at any time and their functions as members of the Board of Directors may be terminated at any time by the shareholders at a general meeting. Directors must resign at the age of 65. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, members of the Board of Directors are not entitled to damages, except in certain very specific circumstances.

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

54      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Chief Executive Officer, if any, are prohibited under French commercial law. Such prohibition also applies to natural persons representing a company acting as a board member.

The following table sets forth the names of the directors of Wavecom who served on the Board in 2007, their current positions with Wavecom, the dates of their initial appointment as directors and the expiration dates of their current term. Each director’s term expires on the date of the annual general meeting of shareholders as indicated in the table below that approves our accounts for the previous year. Cumulative voting is not permitted.

Name	Age	Current position	Initially appointed	Term expires

Michel Alard	53	Chairman of the Board	1993	2010
Ronald D. Black	44	Director & Chief Executive Officer	2004	2010
Aram Hékimian	52	Director	1993	2010
Jean-François Heitz*	58	Director	2005	2008
Bernard Gilly*	51	Director	1999	2008
Stephen Imbler*	56	Director	2000	2008
Anthony Maher*	62	Director	2003	2009

*	Indicates Directors who are considered “independent” under applicable rules and regulations

Nine board meetings were held in 2007 (compared to seven board meetings in 2006) with an average attendance rate of 87% (which is stable compared to the 89% of 2006).

The day-to-day operations of Wavecom are managed by our team of executive officers, managed by our Chief Executive Officer. The following table sets forth the name and current position of each of our executive officers as of the date of this report:

Name	Age	Current position	Current position since	Year joined Wavecom

Ronald D. Black	44	Chief Executive Officer	2004	2004
Olivier Beaujard	39	Group VP, Business Development	2005	1999
Chantal Bourgeat	43	Group VP, Finance & Administration and Chief Financial Officer	2004	2002
Didier Dutronc	48	Group VP, Asia-Pacific Region and Managing Director Wavecom	2004	2003
Philippe Guillemette	42	Group VP, Marketing and Chief Technology Officer	2005	1993
Etienne Menut	58	Group VP, Human Resources	2003	2002
Claire Oliver	46	Group Director of Quality	2005	1999
Pierre Piver	48	Group VP, Sales EMEA region.	2006	2003
Pierre Teyssier	43	Group VP, Operations	2004	2001
Hugues Waldburger	44	Director Performances and Validation	2006	2003
Anders Franzén	47	Group VP, and Chief Operating Officer	2006	2006
Stefan Lindvall	44	Group VP, Head of Americas Region	2006	2006
Dominique Cyne	50	Group VP for Research and Development	2006	2002

There are no family relationships between any of the directors or executive officers of Wavecom.

Directors

Michel Alard, 53, has served as Chairman of the Board since he co-founded Wavecom in 1993. From 1988 to 1993, Mr. Alard was GSM project manager for Matra Communications, a telecommunications equipment Company. Before joining Matra, Mr. Alard was joint head of research and development for CCETT, a joint telecommunication research center of France Telecom and TéléDiffusion de France (TDF). From 1979 to 1982, Mr. Alard was a research engineer at SFP (Société Française de Production) and TDF, and was involved in television broadcasting. Mr. Alard has engineering degrees from the École polytechnique and the École nationale supérieure des télécommunications. Mr. Alard also serves on the Board of Directors of ILOG, S.A., a French software Company listed on Nasdaq and the Euronext (Eurolist), Paris. Other

WAVECOM - Annual Report Form 20-F 2007      55

Back to Contents

Wavecom Group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); and Wavecom Korea Co. Ltd. (South Korea).

Ronald D. Black, 44, Chief Executive Officer, joined Wavecom on August 16, 2004. He is also Director of Wavecom, Inc. Before Wavecom, Dr. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks. Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector. In that position, he oversaw several product areas, including microprocessors, memories and transceivers. Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y. Dr. Black also serves as director on the board of Inside Contactless. As of 2007, Dr. Black served as director at Wavecom Deutschland GmbH (Germany).

Bernard Gilly, 51, has served as a Director of Wavecom since April 1999. Since November 2005, Bernard Gilly is President and General Manager of Fovéa Pharmaceuticals, a biopharmaceutical company specialized in the development and commercialization of the retina medical treatments. From December 2000 to October 2005 Mr. Gilly has been a partner in the Life Sciences team of Sofinnova Partners, a European venture capital fund, having joined them in December 2000. From 1992 to 2000, he served as Chief Executive Officer of Transgene, a French biotechnology company listed on Nasdaq and the Euronext (Eurolist), Paris. From 1994 to June 1997, Dr. Gilly also served as Research Director of bioMérieux. Prior to that, he served in various capacities at Pasteur Mérieux, including that of Vice President, Research and Development, from 1990 to 1994. He received his doctoral degree in bioeconomics from the University of Rennes, and holds an AMP from INSEAD. Other outside directorships include: High Deal, a privately-held French company; Faust Pharmaceuticals, a privately-held French company; CNRS, a French public institute.

Jean-François Heitz, 58, has been a board member of Wavecom since May 26, 2005. He was formerly Deputy Chief Financial Officer, from 2000 to 2003, for Microsoft Corporation U.S.A. He originally joined Microsoft France in 1989 where he served as Deputy General Manager from 1989 to 1991, then as General Manager, Business Operations from 1991 to 1994 and as Director F&A, Southern Europe from 1993 to 1994. In 1994, he joined the group headquarters in the USA as an Assistant Treasurer then later was promoted to Corporate Treasurer for the group in 1998. Before Microsoft, he held several positions in the Matra group (currently part of the Lagardère Group) from 1980 to 1989. He served as assistant to the CEO (Civilian Activities), as Group controller for the Automation Division, as VP Finance & Legal for Matra Datavision Inc, President of Matra Technology Inc and as CFO of the Systems Division. From 1978 to 1980 he worked as head of sales and marketing for Unitec Wemco Europe. He began his career in 1974 with the group Air Liquide as an Operations Research Engineer. Mr. Heitz is a graduate of the École nationale supérieure des Mines de Paris graduating Magna Cum Laude. He holds a Master of Science in Industrial Engineering from Stanford University, where he graduated Magna Cum Laude. He completed a program of Corporate Financial Management at Harvard University. Mr. Heitz is also a member of the Board of Directors of Business Objects, Arc International, Bull, and Total Immersion. He is also member of the”Advisory Board” of the Stanford Management Science & Engineering School and of the Seattle Symphony Orchestra.

Aram Hékimian, 52, a co-founder of Wavecom, has served as a Director since 1993 and Deputy Chief Executive Officer (Directeur Général Délégué). He resigned from this function during the last Board Meeting in October 22, 2007 but remains director of the Board. In this role he has direct responsibility for strategic projects as defined by the C.E.O. and Board of Directors. He was head of the software department for Matra Communications from 1984 until 1993. Prior to joining Matra, he was a software engineer at Marben, a software engineering company, and CS Telecom, a Company active in the field of telecommunications and railway signaling systems. Mr. Hékimian has a master’s degree in science and technology from the University of Paris XII. Other Wavecom group directorships: Wavecom Inc. (U.S.); Wavecom Asia Pacific Ltd. (Hong Kong); Wavecom Korea Co. Ltd (South Korea); Wavecom Northern Europe Ltd (U.K.); and Wavecom Deutschland GmbH (Germany). He has been director of Kapsys, in France, since February, 2007.

Stephen Imbler, 56, has served as a director of Wavecom since March 2000. He has been CFO for Nextag, a U.S. consumer internet company, since April 2004. Stephen Imbler was President and Chief Operating Officer of Liquid Audio and served on the Board of Directors until April 2003. He previously served as President and Chief Operating Officer of Hyperion Solutions through the end of 2001, and as Advisor to the company through August 2002. Prior to the 1998 merger between Arbor Software and Hyperion Software that created Hyperion Solutions, Mr. Imbler held the position of Senior Vice President and Chief Financial Officer at Arbor Software for three years. Mr. Imbler previously served as Vice President and Chief Financial Officer of Quick Response Services, Inc. during 1994 through 1995; Vice President, Finance at Oracle Corporation 1987 through 1993; and various positions at Peat Marwick Mitchell (now KPMG) from 1978 to 1987. Mr. Imbler received a master’s degree in public accounting from the University of Texas and a bachelor’s degree in piano performance from Wichita State University.

56      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Anthony Maher, 62, joined the Wavecom Board of Directors in May of 2003. Mr. Maher had a long professional career at Siemens, having joined them in 1978. Throughout his career at Siemens, he held various positions in software development and integration, system engineering, architecture and processor design both in Germany and the U.S. From October 1997 until February 2002, Mr. Maher served as a member of the Managing Board for Siemens Information and Communication Networks Group. In this role he was first responsible for all ICN European business, then later the U.S. operations. He was the founding chairman of Mustang Ventures, a venture capital unit at Siemens for wireless and wireline business. He also served as Chairman of the board of Unisphere Networks, Inc. (a Siemens-owned company), which was later acquired by Juniper Networks. He currently is a director of Xtellus and Broadlight both privately-held companies), Alvarion Ltd. (a publicly-held company) and serves on the supervisory Board of Adva Optical A.G. (a publicly-held company). He began his professional career with Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design as well as system engineering on 4ESS. He graduated cum laude with a Masters degree in Electrical Engineering and Physics from the University of Illinois in 1969.

Executive officers

Ronald D. Black, 44, Chief Executive Officer, joined Wavecom on August 16, 2004. He is also Director of Wavecom, Inc. Before Wavecom, Dr. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Previously, Dr. Black was Vice President at Gemplus, based near Marseilles, France, serving as General Manager of the Next-Generation networks Business unit which specialized in wireless network software and smart cards for 3G networks. Prior to that, he was General Manager for the Networking and Communications Systems Division of Motorola’s Semiconductor Products Sector. In that position, he oversaw several product areas, including microprocessors, memories and transceivers. Before joining Motorola, Dr. Black held a number of positions at IBM Microelectronics in its Power PC Microprocessors group and in the electronic packaging applications and development areas. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, N.Y.

Olivier Beaujard, 39, Group Vice President, Business Development joined Wavecom in 1999 to head up Product Marketing where he set up the Company’s marketing activity. In 2000 he was promoted to Director of Corporate Business Development. In January 2004 he served as Marketing Director for the Vertical Applications Business Units and became Group VP of Business Development in 2005. He is a member of the Executive Committee of Wavecom group. Previously Mr. Beaujard had international Sales experience in the value added services platforms for telecommunications networks at FERMA. Mr. Beaujard also worked in the smart card industry for GEMPLUS were he was responsible for the GSM standardization at ETSI. Mr. Beaujard graduated from the Institut national polytechique of Grenoble (INPG-ENSERG) with an electronics and telecommunications engineer diploma. He also holds an MBA with honors of ESSEC business school.

Chantal Bourgeat, 43, Chief Financial Officer and Group Vice President for Finance and Administration, joined Wavecom in October 2002 as Director of Finance and Administration and she was named Chief Financial Officer and Group VP, Finance and Administration in September 2004. She is in charge of accounting, business analysis, Investor Relations, legal and administrative departments for the group. Prior to joining Wavecom, from 1991 to 2000 Ms. Bourgeat held a number of positions in the finance structure of Monsanto. Her long career at Monsanto included responsibility in business analysis, consolidation, treasury, tax planning and the acquisition or sale of business. She was then Finance Director for Europe and Africa for Merisant (Former Canderel division of Monsanto). Ms. Bourgeat has a background in audit and served as an external auditor at KPMG Audit from 1987 to 1991. She holds a degree in Business Analysis from the École supérieure de commerce de Paris (1987) and a DECF.

Dominique Cyne, 50, Group Vice President for Research and Development, joined Wavecom in September of 2002 as APAC Engineering Director. He took on responsibility of Wavecom’s Hardware Development in September 2005. Immediately prior to joining Wavecom, he served as Hardware and Radio Frequency Division head of Research and Development for Mitsubishi Electric France. From 1992 to 1998 he worked for France Telecom LET (Laboratoire d’Essais des Télécommunications) as “Digital Radio Communication” Department manager. Mr. Cyne has a degree from INSA, Rennes.

Didier Dutronc, 48, Group Vice President and Head of Asia-Pacific Region and Managing Director of Wavecom Asia Pacific Ltd. Prior to taking this position in September of 2004 he was Group V.P. of the Personal Communications Device Business Division. Mr. Dutronc joined Wavecom in March 2003. He is a member of the Executive Committee of the Wavecom group. Prior to joining Wavecom, he served as Worldwide VP Sales and Marketing for Alcatel Optronics (1997 – June 2000) and served as President and CEO of Alcatel Optronics, Inc., in Dallas, Texas (from June 2000 to February 2003 as President and CEO). Prior to joining Alcatel he also worked for Analog Devices and Texas Instruments. Mr. Dutronc has a degree in electrical engineering from ESME in Paris and received an MBA from IAE in Paris. Wavecom Group directorships: Wavecom Asia Pacific Ltd. (Hong Kong) and Wavecom Korea Co. Ltd (South Korea).

WAVECOM - Annual Report Form 20-F 2007      57

Back to Contents

Anders Franzén, 47, Group Vice President, Chief Operating Officer and President of Wavecom, Inc. since April, 2006. He joined Wavecom following the acquisition of Sony Ericsson’s Product Business Unit M2M Com which he headed. Prior to his tenure as head of the Sony Ericsson M2M unit, Mr. Franzén was Sony Ericsson’s Corporate Vice President, Head of Global Sourcing. Mr. Franzén joined Sony Ericsson when the joint-venture was formed in October 2001, leaving his position of Vice President, Head of Sourcing, Ericsson Consumer Products. Mr. Franzén came into the Wireless Telecom segment from the automotive industry, where his most recent position was Director of Product & Technical Planning at Ford’s Premier Automotive Group in London, U.K. Prior to that, Mr. Franzén held a number of positions at Volvo in Sweden, including Senior Vice President, Business Development and Vice President, Strategic Sourcing & Purchasing.

Philippe Guillemette, 42, Group Vice President of Marketing and Chief Technology Officer, has been in charge of group marketing since October 2005 and has been Chief Technology Officer since 2003. Prior to assuming his current position, he had served as Group VP of Technology and Chief Technology Officer. From December 2000 to December 2002, Mr. Guillemette was Group VP of Research and Development. Mr. Guillemette was Assistant Director of Research and Development during 2000, and from June 1995 until December 1999 he was Director of Software Development. He is a member of the Executive Committee of the Wavecom Group. Prior to joining Wavecom in 1993, Mr. Guillemette was a software engineer at Nortel Networks. He has an engineering degree from the École d’ingénieurs en électronique et électrotechnique.

Stefan Lindvall, 44, Group Vice President, Head of Americas Region since April 2006, following the acquisition of Sony Ericsson’s Product Business Unit M2M where he served as the Vice President of Sales and Marketing – Americas, also accumulating global responsibility for the development of the business segment automotive and fleet management. Before joining Sony Ericsson in this capacity in early 2005, Lindvall held several senior management positions in Ericsson’s United States operations, notably that of general manager for Ericsson’s Wireless Office Services Unit.

Etienne Menut, 58, Group Vice President for Human Resources, joined Wavecom in July 2002 as a consultant and was appointed to his current position in January 2003. He is a member of the Executive Committee of Wavecom Group. Prior to joining Wavecom, Mr. Menut worked was an independent human resources consultant in France from 1999 to 2002. From 1992 to 1999, he was Human Resources Director of Microsoft France. Mr. Menut also has worked with companies such as Cogema and Matra from 1977 to 1990. He has a French University master’s degree in Business Law.

Claire Oliver, 46, Group Director of Quality, joined Wavecom in October 1999. She holds this position since January 2005 and is also a member of the Compliance Committee. Prior to joining Wavecom from 1992 to 1999 Ms. Oliver worked for Valeo Electronique in a number of functions in the quality department including Quality Director of the Security Division. Previously she worked as an engineer at Northern Telecom where she was responsible for helping to set up a PABX electronic board production facility. Earlier in her career she was a development engineer at Honeywell SA, specialized in industrial control equipment. She received her degree in 1985 from the École centrale de Lyon in General Engineering, minor in Electronics.

Pierre Piver, 48, Group Vice President, for the EMEA Region and Automotive. He held his position in the automotive sector since October 2006 and has been responsible for the EMEA region since February 2008. Previously, he was Head of the Americas Region, and President of Wavecom, Inc., a position which he has held since September of 2004, moving from his previous position as Group V.P. for the Vertical Applications Business Unit. Mr. Piver joined Wavecom in January 2003 as Group V.P. Europe, Middle East and Africa Region. Before joining Wavecom, Mr. Piver was the Managing Director of Infineon Technologies France, which he joined in September 1996 when it was the Semiconductor division of Siemens in France. Previously, Pierre Piver had occupied various positions in sales and in product marketing from 1985 to 1989 at RTC Compelec (Philips Semiconductors) in Caen (France) and from 1989 to 1996, at Texas Instruments in Vélizy (France) and in Freising (Germany). Mr. Piver holds a degree in Electronic Engineering from ESME in Paris and a Master in Business Administration from EM Lyon. Wavecom Group directorships: Wavecom Northern Europe Ltd, (UK).

Pierre Teyssier, 43, Group Vice President of Operation, has been in this position reporting to the CEO since September of 2004. Prior to joining Wavecom in 2001, he worked for Axiohm, where he was Director of Manufacturing, holding numerous positions from 1989 to 2000 including: manufacturing manager, plant manager, and director of purchasing and logistics. From 1988 to 1989 he worked at Enerdis as a software engineer. Mr. Teyssier holds a degree in Engineering from ENSI, Caen, France.

Hugues Waldburger, 44, was appointed Director of Performances and Validation and has held this position since March 2006. He had responsibility for Wavecom’s Programme Management from September 2004 to March 2006. He joined Wavecom in 2003 as engineering manager for France for mobile phones. Prior to joining Wavecom he participated in the start-up of Pacific Broadband Communications (now Juniper Networks) where he created the product integration activity for cable networks. Prior to that he held a number of technical management positions for embedded systems in France with the electronics group, Thales. Hugues Waldburger holds a degree from the École nationale des télécommunications of Paris (ENST).

One executive officer left Wavecom in 2007.

58      WAVECOM - Annual Report Form 20-F 2007

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

The Audit Committee consists only of independent directors and is chaired by an Independent Director who is also a financial expert as defined under Nasdaq listing standards. The Chairman was Jean-François Heitz until July 24, 2007 when he was replaced by Stephen Imbler. The members are appointed by (and may be removed, with or without cause, by) the Board of Directors. The current members of the Audit Committee are: Jean-François Heitz, Bernard Gilly and Stephen Imbler appointed chairman of the Committee by the Board of Directors on July 24, 2007. Therefore the whole committee consists of independent Directors. In 2007 the Audit Committee met four times with 83% average attendance. Since December 31, 2007 the Audit Committee has met once and all members attended the meeting.

Nomination and Compensation Committee

The Nomination and Compensation Committee proposes the appointment of independent directors, determines the compensation of the chairman of the board, the Chief Executive Officer, the Deputy Chief Executive Officer and advises on managers’ and senior officers’ compensation. This Committee consists entirely of independent directors. The Committee is also responsible for proposing the level of directors’ fees. The directors’ fees are distributed to the directors who are not otherwise payed a salary by the Company. Until July 31, 2007, the CEO, Deputy CEO and Chairman were paid a salary. Since August 1, 2007, only the CEO is paid a salary and, therefore, the Chairman and the Deputy CEO are compensated by directors’ fees. The directors’ fees are distributed in accordance with the effective attendance and implication in the board and committees’ activity. The current members of the Nomination and Compensation Committee are: Bernard Gilly (Chairman) and Anthony Maher. In 2007, the Nomination and Compensation committee met four times with an attendance of 100%. Since December 31, 2007, the Nomination and Compensation Committee has met once and all members attended the meeting.

Strategic Studies Committee

The Strategic Studies Committee was established in April 2002. This Committee, which includes all members of the board as well as external experts or the Company’s senior executive as and if required has the task of sharing information and exchanging strategic evaluations on Wavecom’s business and activities. It is chaired by Ronald Black, the Company’s CEO. This Committee is also expected to propose new strategic initiatives and serve as a think tank concerning the strategy of Wavecom, its competitors, its market positioning, and critical decisions for its medium and long term future. This Committee is convened at the request of the Committee Chairman. During 2007 as was already the case in 2006, the Strategic Studies Committee was particularly active in studying external growth opportunities, the issuing of convertible bonds (OCEANE) and the acquisition of Anyware Technologies S.A.

Members of the Strategic Studies Committee include: Michel Alard, Aram Hékimian, Jean-François Heitz, Bernard Gilly, Stephen Imbler, Anthony Maher. In 2007 the Strategic Studies Committee met fourteen times with an average attendance of 83%.

At its November 22, 2006 meeting, the Strategic Studies Committee created a sub-committee called the “M&A sub-committee” made up exclusively of Wavecom independent board members with an objective of independently and

WAVECOM - Annual Report Form 20-F 2007      59

Back to Contents

objectively reviewing the Company’s strategic projects. This sub-committee established it own charter and elected a chairman, currently Anthony Maher. The M&A sub-committee met six times in 2007 and its Chairman, Anthony Maher, was particularly active, independently from the meetings themselves.

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

The Company’s Corporate Governance Committee was created by the Board of Directors on December 19, 2003 and also has a mandate of evaluating the effectiveness of the Board of Directors as well as intervening in the functioning of the composition of committees. It formulated an update of the Company’s Corporate Governance Code during 2006. The current members of the Corporate Governance Committee are Michel Alard and Stephen Imbler. In 2007, the Corporate Governance Committee met once with both members being present. It also held a meeting on February 4, 2008 to proceed with the evaluation of the activity of the board and committees in 2007 and, more generally, the proper corporate governance at Wavecom.

Compliance Committee

The Compliance Committee assists the Chairman of the Board and the Chief Executive Officer in ensuring that the Company complies with all applicable laws and with all provisions of its internal Code of Ethics and Business Conduct. The members of the Compliance Committee, who are appointed by the Board of Directors, comprise the following members of the management: Chantal Bourgeat (Group VP, Finance and Administration, Chief Financial Officer), Claire Oliver (Group Quality Assurance Director) and Etienne Menut (Group VP, Human Resources). In 2005, the Board of Directors added to the committee a representative of the Company’s Workers’ Council. Jérome Thuillier was appointed in this capacity and is the Worker’s Council’s secretary. Pierre Cosnier (Legal Director) is the Chairman of the Compliance Committee. In 2007, the Compliance Committee met twice with an average attendance of 100%.

Risk Committee

The Risk Committee was established by the Board of Directors in December 2003 at which time a committee charter was put in place including objectives, rules governing the functioning of the committee and its mission. This charter was reviewed and updated in April 2006.

The Risk Committee provides assistance to the CEO and the Board of Directors in fulfilling their overall responsibility to assess and monitor risk applicable to the Company. During 2007, the Risk Committee identified the risks facing Wavecom in a detailed description of risks ranked by priority. In its meeting on September 7, 2005, the Board of Directors named Chantal Bourgeat chairman of the Risk Committee and also decided to enlarge the Committee in order to bring together a representative panel from all functions within the Company. The Board also decided that the Risk Committee should report to the Audit committee.

Members of the Risk Committee include: Chantal Bourgeat (Chairman), Pierre Cosnier, (Legal Director), Vincent Laurentin (HR Manager), Gil Groisille (Quality Assurance Manager), Emmanuel Maçon-Dauxerre (M2M Sales Director) Frédéric Farago (Business Development manager). The Risk Committee met four times in 2007 with an average attendance rate of 75%.

60      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

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

We currently (as of March 31, 2008) have four independent directors meeting these requirements out of the seven directors composing the Board.

In November 2006, Wavecom received the “Trophée Midcaps 2007” for its corporate governance

For the second consecutive year Wavecom was awarded the “Trophées Midcaps” on November 29, 2006 for best corporate governance.

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

Code of Ethics for Senior Financial Management

The Wavecom Group Code of Ethics for Senior Financial Management (the “Code of Ethics”) sets forth the basic principles by which Wavecom financial management must fulfil its responsibilities for accurate, complete and timely financial reporting while at the same time safeguarding Wavecom’s assets. The Code of Ethics applies to all members of “senior financial management,” defined as all those with responsibility for financial statement presentation, or for decisions on key accounting policies or judgments, as well as those managers with overall responsibility for a legal or reporting entity. Senior financial management also includes those with responsibility for communicating financial information to the investment community. The Code of Ethics incorporates compliance monitoring procedures and provides for the application of sanctions in the event of any violation of its provisions. The Code of Ethics is available on our website: www.wavecom.com/investors/corporategovernance.

Internal controls

Internal controls (unofficial translation into English of an excerpt from the Chairman’s report to the Board of Directors on Internal Controls, as required by French law).

The normative reference document adopted by the Company is the COSO (Committee of Sponsoring Organizations of the Treadway Commission).

Hence the definition adopted of internal controls is the one provided with reference to that document, namely, the set of processes, procedures and checks, accounting or otherwise, applied by the Board of Directors, the general management and the staff aimed at providing a reasonable assurance that objectives are met falling within the following categories:

•	implementation and optimization of operations (efficiency of the organization and of the processes aimed at making sure that these procedures are respected, protection of the assets and respect for the decisions and guidelines of the decision-making organs);

•	reliability of the financial information (quality of the information and reporting systems making it possible to guarantee the reliability of the financial information);

WAVECOM - Annual Report Form 20-F 2007      61

Back to Contents

•	conformity (observance by the Company of the laws, rules and regulations in effect); and

•	internal controls make it possible to obtain a “reasonable assurance”-but not a certainty-that the risks will be controlled and that the set objectives will be reached.

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

An “internal control” project was undertaken by the finance department in 2003. A group was set up specifically to work on this project. This group defined the major project phases, established a time schedule and managed the implementation of some of the phases in 2003. This project was actively continued in 2007 as part of our quality goal of continuous improvement, including update of description of procedures, review of key controls and the annual evaluation of the primary processes that significantly impact the Company’s accounting and financial reporting.

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

The executive committee, consisting of the Chief Executive Officer and his “direct reports”, representing key functions in the Company (including the heads of all three geographic regions – Europe, Middle-East and Africa (EMEA), Asia-Pacific (APAC) and the Americas, representatives from Finance, Human Resources, Marketing and Strategy, Research and Development, Operations and Quality, meet regularly in order to:

•	handle management of the Company;

•	define the Company’s global strategy;

•	review financial results, budget and earnings estimates

•	review measurement and performance indicators that have been established;

•	monitor progress on key projects, including the “internal control” project.

62      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Moreover the Company received its ISO 9001-2000 certification in November 2005 and its follow up audits in October 2006 and 2007. Wavecom’s ISO project studied the overall process flows within the Company and identified specific points to address in the additional internal control project covering all aspects of control and monitoring. We consider it essential to have coordination between these two projects in order to guarantee proper understanding by all employees of the processes and the consistency between their function and various Company activities. This approach facilitates process flows and ensures an overall understanding of our processes while identifying the key control points. In order to achieve this objective, Wavecom has trained a team of internal auditors who will carry out both system and internal control audits throughout the year.

A quality policy was put in place and widely communicated throughout the entire Company This policy encompasses three major points:

•	listen to our customers and secure their loyalty by meeting their needs for quality, value and response time through innovative products and services;

•	maintain a culture of continuous improvement that values creativity and teamwork while respecting ethical and environmental policies; and

•	collaborate with industry partners in expanding the market.

Risk assessment

This point focuses on identification and analysis of the risk factors that might affect attainment of objectives. Risk assessment makes it possible to define the control activities and subsequently develop action plans to reduce risks.

Risk assessment is carried out at all levels of the Company and by the various committees, but more particularly by the Risk Committee, which assists the Chief Executive Officer and the Board of Directors in analyzing and identifying management proposals concerning risks the Company faces.

The procedures for risk management have as its objectives:

•	to identify potential risks and evaluate their potential impact on the Company’s activity;

•	to define and put in place action plans to regularly monitor and measure those risks that have been identified including those identified in Item 3, “Risk Factors” section of this report.

The above-mentioned procedures include the following steps:

•	identification of all potential risks that can impact the activity of the Company;

•	define a priority ranking of these risks as related to the probability that a risk could happen and the level of impact that such an event could have on the Company or its profitability; and

•	identification of the main ways to prevent the risks identified as high-probability to happen by establishing key indicators to be monitored.

This descriptive analysis in an ongoing process and will allow us to, over time, evaluate the efficiency and effectiveness of our internal controls.

Control activities

This point concerns the application of the norms and procedures to ensure as much as possible appropriate implementation of the guidelines laid down by management.

Within the framework of the internal control project we pursued in parallel with our ISO certification, a substantial effort has been made since 2004 to ensure that all key processes are governed by procedures and policies common to the group. These procedures where documented as appropriate on an overall outline defined below:

•	Resource management procedures

–	Human resources

–	Information technology and infrastructure (including all financial and accounting procedures, policies and processes)

–	Partnership management (suppliers, vendors, contract manufacturers and commercial partners)

•	Operational procedures

–	Customer account management

–	Contracts (orders, production, shipment, invoicing and after-sales)

–	Product management (feasibility, development, maintenance and end-of-life)

WAVECOM - Annual Report Form 20-F 2007      63

Back to Contents

•	Management procedures

–	Quality system process management

–	Strategic processes (strategic plan, long range plan, marketing plan and budget)

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

Monitoring

This term refers to verification and periodic evaluation of the quality of internal controls by way of the supervisory activities carried out by management.

This monitoring takes place by way of the various committees set up by the Board of Directors. Within this framework, the powers of the compliance committee have been widened to include internal controls.

Since 2004 a group of people from various departments and regions of the Company have been trained in internal auditing, both within the framework of ISO certification and in connection with internal controls. At the current time, this group numbers approximately twenty. An audit conducted in 2007 covered all of the processes in the Wavecom organization including controls established in the context of implementation of Sarbanes-Oxley legislation in order to test the relevance and integration of the different controls. All the processes were covered in each region. Having conducted these audits allowed us to check the suitability of the processes throughout the entire Company, gauge employees’ understanding and to maintain our ISO 9001-2000 certification.

Points for improvement that are identified in audits are monitored for progress routinely by the Director of the Quality Systems and the follow-up is reviewed by internal auditors during subsequent audits.

Internal controls over financial statements closing process

Organization of the financial function within the group

The Group carries on its activity in an international environment, divided between the parent Company in France, which performs the functions of a head office and of the operating entity for the Europe-Middle East-Africa region, and the two main operational entities, in China (Hong Kong) and in the United States (North Carolina). Three smaller subsidiaries are located in Europe, and there is one dormant subsidiary in Asia.

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

The “corporate accounting” department in France is responsible for preparing the financial statements. It ensures of the consistency of the information forwarded by the subsidiaries before aggregation and consolidation entries are made.

Two committees were established to coordinate preparation, review and communication of the published financial information and of the annual report in particular. The first (our Disclosure Committee) is charged with the preparation and

64      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

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

Monthly reporting

We implemented a procedure to follow results centered on our monthly reporting processes. The Group financial controller is responsible for ensuring that the procedures are correctly followed. A detailed budget is created by the operational units in conjunction with the Group financial controller and is completed during the last quarter for the year to come. Each month a new forecast is developed for the 12 months to come.

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

The most important key procedures and controls relate to the following processes:

•	entity level controls

•	financial statement closing process;

•	sales process;

•	process for purchasing components;

•	process concerning control and security of computer systems;

•	process of the other operating purchases;

•	payroll process.

At the end of 2007, all key processes had been described and were implemented at the three principle subsidiaries. The key control points were identified for all selected cycles. An internal audit was conducted that included performing tests that evaluated the application of the key control points. The most important items to be improved that were identified in the internal audit are now being worked on and action plans have been expanded to include further improvements.

Compensation of Directors and Officers

General Policy

It is the responsibility of our Nomination and Compensation Committee to review our general policy in terms of compensation of our directors and executive officers and issue proposals for our Board to decide. The objectives of this policy are to maintain proper incentives and recognition of the individual and collective performance of the key contributors to the success of Wavecom. In doing so, the Nomination and Compensation Committee evaluates objectively and subjectively the effective level of compensation and advantages in kind in Wavecom. This evaluation relies as much on Wavecom’s performance as on each individual’s performance in itself and in as much as it contributed to Wavecom’s performance. This evaluation is also made by a benchmarking with the comparable market levels of compensation. The Nomination and Compensation Committee review the salaries (split in fixed and variable parts, particularly for the CEO but also for the whole Steering Committee), compensation in kind (company cars, specific advantages such as scholarship allowance and housing), and also equity compensation (free shares and stock options).

We paid a total of €4,885,000 in compensation to our ten highest-paid directors and executive officers during the year ended December 31, 2007 (including €1,624,000 related to the payment of the retention bonus). Non-salaried board members earn fees based on their attendance at board and committee meetings; €250,000 in such directors’ fees were earned by non-salaried board members during 2007. Under French law, the aggregate amount of directors’ fees to be paid to our board members must be approved by our shareholders at a general meeting and such aggregate amount is allocated among board members by decision of the board.

WAVECOM - Annual Report Form 20-F 2007      65

Back to Contents

The table below sets forth the compensations paid to each of the Directors during the years 2005, 2006 and 2007:

(in euros)	Type of Compensation		2005	2006	2007

Michel Alard, Chairman of the Board of Directors	Fixed		108,000	39,996	33,331
	Benefits in kind		(5,165)	—	—
	Variable		—	30,000	—
	Sign-on or departure bonus		—	—	—
	Directors’ Fees		—	—	16,500
Aram Hékimian, Chief Executive Officer then Deputy Chief Executive Officer	Fixed		108,000	39,996	33,331
	Benefits in kind		701	3,475	2,027
	Variable		—	35,000	—
	Sign-on or departure bonus		—	—	—
	Directors’ Fees		—	—	14,000
Ronald D. Black, Chief Executive Officer	Fixed		438,277	421,500	421,500
	Benefits in kind		102,600	41,220	126,329
	Variable		274,000	302,000	381,000
	Sign-on or departure bonus (see below	)	96,000	—	—
André Chieng*, Board Member	Directors’ Fees		6,548	—	—
Delphis SA (Marc Fourrier)*, Board Member	Directors’ Fees		26,193	24,828	—
Bernard Gilly, Board Member	Directors’ Fees		26,193	33,104	48,500
Jean-François Heitz, Board Member	Director’s Fees		13,096	35,918	44,000
Stephen Imbler, Board Member	Directors’ Fees		26,193	38,566	51,000
Anthony Maher, Board Member	Directors’ Fees		26,193	33,104	76,000

*	These Board members have resigned from their position

In addition to cash compensation, 38 of our employees including Dr. Black have received stock options, and four independent directors have received stock warrants. During 2007, we granted stock warrants to independent directors to purchase a total of 40,000 shares with an exercise price of €21.90 per share and an expiration date of May 16, 2011. During 2007, we granted stock options to executive officers to purchase a total of 372,650 shares, with an exercise price of €24.21 per share and an expiration date of June 7, 2017.

In addition, during 2007, 55 of our employees and Dr. Black were granted free shares. A total of 155,650 free shares were granted. Under French Law, the shares vest after a two-year period which means that they are only effectively acquired and owned by the beneficiaries after two years. This two year period shall expire on June 8, 2009. In addition, for a further two years, the beneficiary cannot transfer or sell the shares. This two-year period expires on June 8, 2011.

Ronald D. Black, Chief Executive Officer, joined Wavecom in August of 2004 and received total compensation €808,277 in 2005 including a sign-on bonus of €96,000, €723,500 in 2006 and 802,500 in 2007. In addition, Dr. Black has received to date, a total of 333,494 stock options, 302,700 founders warrants and 155,823 free shares (information regarding exercise prices of these awards is provided in this report). Dr. Black is also entitled to the use of a Company car and an expatriate package including a housing and school allowance of approximately €126,000 per year.

Michel Alard, Chairman of the Board, received in base salary €108,000 in 2005, €39,996 in 2006 and €33,331 in 2007. He received a performance award of €30,000 in 2006 but none in 2007. Aram Hékimian, Deputy Chief Executive Officer, received in base salary €108,000 in 2005, €39,996 in 2006 and €33,331 in 2007. He received a €35,000 performance award bonus in 2006 but none in 2007. Both Mr. Alard and Mr. Hékimian are entitled to the use of Company cars or the maintenance of one vehicle in lieu of a Company car.

Compensation paid to our Chief Executive Officer is monitored by the Compensation and Nomination Committee and is set by our Board of Directors. Dr. Black does not participate in nor vote on such decisions. The performance-based bonus of Dr. Black is decided by the Board of Directors based on the personal achievement and Company objectives.

Until July 31, 2007 and due to the fact that they were paid a salary, neither Mr. Alard nor Mr. Hékimian received any fees related to their positions as members of the Board of Directors, nor were they granted warrants, stock options or

66      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

founders’ warrants. From August 1, 2007 onwards, Mr. Alard and Mr. Hékimian no longer receive a salary and therefore receive directors’ fees as members of the Board.

In the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Dr. Black being terminated within six months following this event and if Dr. Black is not offered an opportunity to perform functions of an equivalent level, Wavecom has undertaken to pay to Dr. Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times the annual fixed salary (i.e. three times €421,500), including the severance payment provided by the applicable collective bargaining agreement.

Dr. Black shall be entitled to participate in all employee’s benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a level commensurate with his positions subject to satisfying the applicable eligibility requirements.

For the year 2007, the Board of Directors decided to grant a bonus of €281,000 to Ronald Black. The Board of Directors also fixed compensation for 2008 at €421,500 base compensation and €281,000 target performance bonus for Ronald Black.

Wavecom accrued for all its employees, for the years ended December 31, 2005, 2006 and 2007, €451,000, €507,000 and €710,000, respectively to provide pension, retirement or similar benefits.

Share Ownership and Option and Warrant Information

Except as described in Item 7 below, as of March 31, 2008, each of our directors and executive officers beneficially owns less than 1% of the share capital of Wavecom S.A. (and none of such share capital has voting rights which are different from those of our other shareholders).

On September 21, 1998, our shareholders authorized the creation of a stock option plan and a founders’ warrant plan for employees. This plan was modified at a shareholders’ meeting on December 19, 2001. As of December 31, 2007, there were outstanding options, founders warrants (BCEs), free shares and warrants (BSAs) to purchase a total of 2,538,064 shares, of which options, founders warrants, free shares and warrants to purchase 1,778,735 shares were held by our current directors and executive officers and of these a total of 883,256 shares were available for exercise pursuant to the stock option plan and the founder’s warrant plan.

During 2007, the following ten employees were granted the largest number of stock options or founders’ warrants:

Name	Position	Number of stock options or warrants granted	Exercise price per share	Final expiration date

Ronald Black*	Chief Executive Officer	77,650	€24.21	June 7, 2017
		77,650	Free shares	June 7, 2009
Philippe Guillemette*	Group Vice President of Marketing and Chief Technology Officer	30,000	€24.21	June 7, 2017
		35,000	Free shares	June 7, 2009
Anders Franzen*	Group VP, Chief Operating Officer and President of Wavecom Inc	20,000	€24.21	June 7, 2017
Emmanuel Walckenaer	Wavecom VP, Head of IDS Services	20,000	€24.21	June 7, 2017
Chantal Bourgeat*	Group VP for Finance & Administration and Chief Financial Officer	15,000	€24.21	June 7, 2017
Didier Dutronc*	Group VP and Head of Asia Pacific Region	15,000	€24.21	June 7, 2017
Dominique Cyne*	Group VP, Head of Research and Development	15,000	€24.21	June 7, 2017
Stefan Lindvall*	Group VP, Head of Americas Region	15,000	€24.21	June 7, 2017
Frank Souguir*	Group VP	15,000	€24.21	June 7, 2017
Pierre Teyssier*	Group VP of Operations	15,000	€24.21	June 7, 2017

*	Included in the group “executive officers”

WAVECOM - Annual Report Form 20-F 2007      67

Back to Contents

During 2007, the following ten employees exercised the largest number of stock options or founders’ warrants:

Name	Position	Number of stock options or founders’ warrants exercised in 2007	Exercise price per stock option or founders’ warrant

Pierre Piver*	Group VP, head of Europe, Middle-East and Africa region	20,000	8.07
		5,000	11.18
Luc Degaudenzi	Group VP, Program	6,248	4.19
		7,916	9.62
		3,332	10.62
Etienne Menut*	Group VP, Human Resources	10,000	8.07
Lisa-Ann Sanders	Investor Relations Director	10,000	8.07
Dominique Cyne*	Group Vice President for Research and Development	2,394	4.19
		9,788	8.07
Didier Dutronc*	Group VP and Head of Asia Pacific Region	5,000	10.62
		4,500	11.40
Franck Souguir*	Group VP	6,000	9.62
Olivier Beaujard*	Group VP, Business development	5,000	4.19
Chantal Bourgeat*	Group VP for Finance & Administration and Chief Financial Officer	5,000	8.07
Jamie Garroch	Product marketing Director	2,700	4.19
		2,000	8.07

*	included in the group “executive officers”.

68      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

The table below indicates the number of stock options, founders’ warrants, free shares or warrants granted to members of the Board of Directors or Executive Officers that have not been exercised:

Beneficiary	Title	Number of founders’ warrants, options, free shares or warrants granted and not exercised as of March 31, 2008	Exercised average price, weighted by volume	Number of founders’ warrants, options or warrants eligible to be exercised as of December 31, 2007*	Exercised average price, weighted by volume	Price range in Euros

Ronald Black	Chief Executive Officer	792,017	6.50	468,410	5.32	3.29 – 10.62
Olivier Beaujard	Group VP, Business development	33,530	42.57	25,402	54.85	4.19 – 139.52
Chantal Bourgeat	Chief Financial Officer & Group VP for Finance & Administration	60,000	12.05	26,242	7.76	4.19 – 11.40
Dominique Cyne	Group Vice President for Research and Development	57,000	12.88	14,166	10.38	4.19 – 11.40
Didier Dutronc	Group VP and Head of Asia-Pacific region	70,000	14.50	36,284	7.68	4.19 – 11.40
Anders Franzén	Group VP, Chief Operating Officer	76,000	11.68	19,787	10.62	10.62
Bernard Gilly	Board Member	40,000	11.53	3,334	6.55	6.55
Philippe Guillemette	Group VP of Marketing and Chief Technology Officer	157,750	17.88	65,347	28.22	4.19 – 103.23
Stephen Imbler	Board Member	40,000	11.53	10,000	7.91	6.55 – 10.62
Jean-François Heitz	Board Member	40,000	11.41	6,667	8.58	6.55 -10.62
Stefan Lindvall	Group Vice President, Head of Americas Region	35,000	16.44	7,912	10.62	10.62
Anthony Maher	Board Member	40,000	11.53	26,666	7.24	6.55 – 10.62
Etienne Menut	Group VP, Human Resources	56,000	11.70	28,392	9.21	4.19 – 11.40
Claire Oliver	Group Director of Quality	62,438	70.43	55,874	76.42	4.19 – 139.52
Pierre Piver	Group VP and Head of Europe, Middle-East and Africa region	76,000	10.14	25,678	7.36	4.19 – 11.40
Frank Souguir	Group VP	58,000	12.33	19,714	7.18	4.19 – 10.62
Pierre Teyssier	Group VP of Operations	66,000	16.52	34,220	16.92	4.19 – 39.18
Hugues Waldburger	Director of Performances and Validation	19,000	12.29	9,161	7.80	4.19 – 10.62

*	Founders’ warrants, options and warrants eligible to be exercised as of December 31, 2007, are included in the column dated March 31, 2008.

The table below indicates the number of exercised options granted and exercised by the ten highest paid non-board-member employees:

	Total number of options or free shares granted	Weighted average price in euros	Plan of options from June 7, 2007	Plan of free shares from June 7, 2007

Options or free shares granted, during 2007 to the ten highest paid employees.	187,000	19.42	150,000	37,000
Options or founders’ warrants exercised, during 2007 by the ten highest paid employees.	67,682	8.71	—	—
Options, founders’ warrants or free shares granted to the top ten salaried beneficiaries	739,188

WAVECOM - Annual Report Form 20-F 2007      69

Back to Contents

The table below sets forth the options and founders’ warrants granted to each director in 2007:

Options, free shares or founders’ warrants granted during 2007 to Board Members	Number of total options, founders’ warrants or free shares granted	Exercise Price in euros	Last Possible Exercise Date	Plan from June 7, 2007 (options)	Plan from June 7, 2007 (free shares)	Plan from May 16, 2007 (BSA	)

Ronald Black	155,300	24.21	07/06/2012	77,650	77,650
Bernard Gilly	10,000	21.90	16/05/2011			10,000
Jean-François Heitz	10,000	21.90	16/05/2011			10,000
Stephen Imbler	10,000	21.90	16/05/2011			10,000
Anthony Maher	10,000	21.90	16/05/2011			10,000

Three Board Members exercised 69,999 options during 2007.

Options expire ten years after the grant date (except options granted to Board members that expire four or five years after grant date). Founders’ warrants, which were issued to our French tax resident employees, expire after five years, as is required by French law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Employees leaving the Company have up to three months following their date of termination of employment to exercise eligible founders’ warrants or options; any remaining unvested or unexercised founders’ warrants or options are then forfeited. Founders’ warrants were issued to French employees to take advantage of favourable tax treatment for both employees and Wavecom. These tax benefits are not available for stock options in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options.

Employees and independent contractors

The table below sets forth our total number of employees and independent contractors at the end of each of the past three years:

At	Employees	Independent contractors and temporary employees	Total

December 31, 2007	420	63	483
December 31, 2006	384	56	440
December 31, 2005	290	40	330

Headcount increased by 43 during 2007.

Over the years, as is common practice for French companies operating in technology sectors, a fairly significant number of the staff at our Company has consisted of independent contractors and temporary employees. We have, however, reduced our dependence on independent contractors, over the last three years this number, as a percentage of total employees, has remained relatively stable – approximately 12% at year-end 2005 and 12.5% at December 31, 2006 and 13% at December 31, 2007.

The employee turnover rate for Wavecom S.A. in France (as measured by attrition, excluding headcount reduction resulting from restructurings) for the last three years was: 10.8% in 2005, 5% in 2006 and 2.5% in 2007.

70      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

We employ a large number of engineers (both as salaried employees and independent contractors) most of whom are based in France and in the United States. As of December 31, 2006 the breakdown of staff (salaried and independent contractors) by functional areas and geography was as follows:

Function	% of total

Research and Development	53%
Production, logistics and quality	6%
Sales and Marketing	27%
Finance and Administration	14%

Geography	% of total

Europe, Middle East, Africa	64%
Asia Pacific	14%
Americas	22%

Employment contracts with all French employees are subject to the provisions of the convention collective SYNTEC, the French collective bargaining agreement applicable to employees in our industry. In addition, as is required by French law, the Company management holds periodic meetings with employee representatives of the workers’ council (comité d’entreprise), employees’ representatives (délégués du personnel) and security and safety committee (comité d’hygiène et de sécurité). There is no union representative inside the Company.

WAVECOM - Annual Report Form 20-F 2007      71

Back to Contents

Item 7:   Major shareholders and Related Party Transactions

Major shareholders

The following table sets forth certain information regarding beneficial ownership of our shares (including ADSs) by each person known by us to own beneficially more than 5% of our outstanding shares (none of whom has voting rights which are different from our other shareholders) as of March 31, 2008, based on our legal share capital of 15,800,131 shares as of that date. To our knowledge, we are not directly or indirectly owned or controlled by any corporation or by any foreign government.

Stock options, founders warrants and free shares awarded to employees represent a potential increase of 16.1% of our current outstanding shares.

	Shares beneficially owned
Name of beneficial owner	Number	%

Michel Alard(1)	1,588,533	10.0
Aram Hékimian(2)	1,800,381	11.4
Jo Hambro Capital	903,641	5.7
Lansdowne Partners	831,455	5.3
Sloane Robinson	898,654	5.7

Total	6,022,664	38.1

% Based on total number of shares outstanding, as of March 31, 2008	15,800,131

(1)	Michel Alard’s share total includes shares owned by his immediate family.
(2)	Aram Hékimian’s share total includes shares owned by his immediate family.

72      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

The following table presents the shares owned by major shareholders, Wavecom directors and the dilution potential related to options held by Wavecom employees and directors. French law requires all directors to hold at least one share of the Company’s stock.

	As of March 31, 2008				Dilution potential(2)
	Shares	%	Voting rights	%	Shares	%

Major shareholders
Aram Hékimian, Director(1)	1,800,381	11.4	1,800,381	11.8	1,800,381	9.8
Michel Alard, Director(1)	1,588,533	10.0	1,588,533	10.4	1,588,533	8.7
Jo Hambro Capital	903,641	5.7	903,641	5.9	903,641	4.9
Sloane Robinson	898,654	5.7	898,654	5.9	898,654	4.9
Lansdowne Partners	831,455	5.3	831,455	5.5	831,455	4.5
Directors
Ronald Black, Director	1	N/S	1	N/S	1	N/S
Bernard Gilly, Director	1	N/S	1	N/S	1	N/S
Jean-François Heitz, Director	100	N/S	100	N/S	100	N/S
Stephen Imbler, Director	10,000	N/S	10,000	N/S	10,000	N/S
Anthony Maher, Director	1	N/S	1	N/S	1	N/S
Other
Shares held in treasury stock(3)	544,322	3.4	—	—	544,322	3.0
Shares held by non-director employees					1,586,047	8.7
Shares held by directors					952,017	5.2
Public	9,223,042	58.4	9,223,042	60.5	9,223,042	50.3

TOTAL	15,800,131	100.0	15,255,809	100.00	18,338,195	100.0

(1)	Figures include shares and/or voting rights held directly or indirectly (both registered and non-registered) by members of their families.
(2)	Figures and percentages take into account 2,538,064 shares that could be issued if all options and founders warrants were exercised.
(3)	As of December 31, 2007 the Company held 544,322 shares that were part of 2 repurchase programs with a purchase price of the shares going from € 7,94 to € 20,21.

Major shareholders have the same voting rights as all shareholders: one share equals one vote.

The Company has no knowledge of any other significant shareholders than those mentioned above.

WAVECOM - Annual Report Form 20-F 2007      73

Back to Contents

Major changes in ownership

Several of our directors and executive officers sold shares in our initial public offering in June 1999, in our follow-on public offering in June 2000 and during the course of 2003 and 2004. Mr. Michel Alard, Chairman of the Board of Directors sold a total of 57,000 Wavecom shares in November 2005 at an average selling price of €11.79. In 2007, M. Michel Alard (and his immediate family) sold 119,000 Wavecom shares at prices ranging between €19.39 and €21.29. In 2007, M. Aram Hékimian (and his immediate family), Deputy CEO until October 22 2007, sold 250,000 Wavecom shares at prices ranging between €21 and €27.11.

The following table sets forth the related historic changes in these holdings as a percentage of our legal capital as of the given date:

Name	Percentage as of March 31, 2006	Percentage as of March 31, 2007	Percentage as of March 31, 2008	*

Michel Alard	11.9	11.0	10.0
Aram Hékimian	14.2	13.2	11.4
Delphis S.A.	6.8	4.9	—
David J. Greene	3.2	4.6	2.9(1)
Jo Hambro Capital	—	—	5.7(2)
Lansdowne Partners	—	—	5.3(3)
Sloane Robinson	—	—	5.7(4)

Total number of shares outstanding	15,531,813	15,554,153	15,800,131

* according to declarations given below :
(1)	as of December 31, 2007, percentage declared to the S.E.C.
(2)	as of July 31, 2007, percentage of our legal capital held by Jo Hambro Capital
(3)	as of October 25, 2007, percentage of our legal capital held by Lansdowne Partners
(4)	as of June 13, 2007, percentage of our legal capital held by Sloane Robinson

Geographic Distribution of shareholders

There were nine holders of record of our ADSs and approximately 1,400 beneficial holders as of March 31, 2008. ADSs (1,718,330) represented approximately 10.6% of our issued and outstanding shares as of March 31, 2008. Our ADSs are issued by The Bank of New York, as depositary. Each ADS represents one share.

Related Party Transactions

None.

74      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Item 8:  Financial Information

Financial Statements

See Item 18 and the financial statements beginning on page F-1 of this annual report.

Legal Proceedings

The Claims Committee meets regularly (seven meetings in 2007) to evaluate current or potential claims or proceedings and their future developments. This Committee is chaired by the Group Legal Director and has members from finance, quality and sales. One of the objectives of these monthly reviews is to consider any changes in the information relating to claims, to consider any changes in their status and to determine if and when provisions should be established. This committee also advises as to the management of current cases and proposes action plans.

Provisions have been made for each of the main proceedings. In compliance with AMF (Autorité des Marchés Financiers – the French stockmarket authority) recommendations, the committee implements a global provisioning methodology based on the following criteria:

•	litigation matters that are provisioned are either those involving disputes which have been brought before a judge or court, or those which have been precisely and clearly expressed by a claimant (on the legal grounds of the claim and the damage evaluation) ;

•	the amount of the provision corresponds to a specific identified risk, analyzed case-by-case and after deliberation of the committee.

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

WAVECOM - Annual Report Form 20-F 2007      75

Back to Contents

Item 9:  The Offer and Listing

Price Range of Shares and ADSs

Our shares are currently listed on NYSE Euronext (Eurolist compartment B) Paris (7306), and have been since June 14, 1999. Our ADSs are currently listed on the Nasdaq Global Market under the symbol “WVCM” and have been since June 9, 1999. The following table sets forth the range of high and low closing sale prices of our shares and ADSs for the periods indicated:

	Per Share (€)		Per ADS ($)
	High	Low	High	Low

Year ended December 31, 2003	€18.66	€6.59	$21.65	$7.42
Year ended December 31, 2004	€6.46	€6.17	$7.98	$7.72
Year ended December 31, 2005	€13.28	€3.50	$16.00	$4.64
Year ended December 31, 2006	€12.69	€7.17	$15.50	$9.33
Year ended December 31, 2007	€ 29.00	€ 10.92	$39.19	$14.50
Year ended December 31, 2006
First Quarter 2006	€12.12	€8.31	$13.90	$10.39
Second Quarter 2006	€12.69	€7.38	$15.50	$10.00
Third Quarter 2006	€11.69	€9.99	$13.01	$0.00
Fourth Quarter 2006	€10.95	€7.17	$14.70	$13.35
Year ended December 31, 2007
First Quarter 2007	€17.48.	€10.92	$22.90	$14.50
Second Quarter 2007	€29.00	€16.26	$37.92	$22.01
Third Quarter 2007	€28.50	€15.65	$39.19	$22.44
Fourth Quarter 2007	€20.32	€11.01	$28.31	$16.16
Most recent six months
October 2007	€20.32	€16.38	$28.31	$22.96
November 2007	€16.83	€11.64	$24.14	$17.60
December 2007	€14.24	€11.01	$20.62	$16.16
January 2008	€12.43	€7.35	$18.18	$11.59
February 2008	€11.81	€7.83	$16.96	$11.82
March 31, 2008	€7.95	€6.58	$12.50	$10.33

(Source: http://club.euronext.com, and www.nasdaq-online.com)

There were nine holders of record our ADSs and approximately 1,400 beneficial holders as of March 12, 2008. ADSs (1,672,144) represented approximately 10.6% of our issued and out0standing shares as of March 2, 2008. ADSs are issued by The Bank of New York, as depositary. Each ADS represents one share.

On March 31, 2008 the closing price for our ADSs on the Nasdaq Global Exchange was $11.66 and the closing price for our shares on the NYSE Euronext (Eurolist Compartment B) was €7.40.

76      WAVECOM - Annual Report Form 20-F 2007

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

Composition of share capital

We have only one class of shares. As of December 31, 2007, this class consisted of 15,796,591 authorized ordinary shares all of which were outstanding as of such date, with a nominal value of €1 per share, resulting in a share capital of €15,796,591 in nominal value, as approved by the Board of Directors on January 29, 2008. This number includes 544,322 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our shareholders.

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

WAVECOM - Annual Report Form 20-F 2007      77

Back to Contents

be published in the BALO. The AMF also recommends that such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders’ vote. Up to 25 days before the date of the corresponding shareholder meeting, one or more shareholders holding a certain percentage, (currently 1.76% (according to a formula relating to the Company’s share capital) of our share capital, a duly authorized association of shareholders holding their shares in registered form for at least two years and holding a certain percentage of our voting rights (1%), or the Employee Committee may propose additional resolutions.

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

On May 16, 2007, our shareholders approved a new share repurchase program to replace the existing one. Under the share repurchase program, the Company currently holds 3.44% of its shares in treasury stock (544,322 shares). A resolution will be put forth at the general shareholders meeting of May 14, 2008 to approve a new share repurchase program to replace the current one. We are required to notify the AMF (French stock market authority) on a monthly basis of our trading program in our own shares.

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

As of December 31, 2007, we held:

•	156,345 shares purchased in March 2003 at prices ranging from €7.94 to €8.69,

•	387,977 shares purchased in July and August 2007 at prices ranging from €18.80 to €20.21.

At the extraordinary meeting of shareholders of December 22, 2005, the shareholders authorized the board to grant 156,345 free shares to the employees or the CEO of the Company. Under this authorization, 155,673 free shares were granted by the board on May 17, 2006. At the extraordinary meeting of shareholders of February 9, 2007, the shareholders authorized the board to grant 155,300 free shares to the employees or the CEO of the Company. At the extraordinary meeting of shareholders of May 16, 2007, the shareholders authorized the board to grant 233,000 free

78      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

shares to the employees or the CEO of the Company. Under these authorizations, 155,650 free shares were granted by the board on June 7, 2007.

Requirement for holdings exceeding certain percentages

French law provides that any individual or entity, acting alone or in concert with others, that comes or ceases to hold, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90%, 95% of our outstanding voting shares (including a holder of ADS) or the voting rights attached to our shares, must notify us by registered letter (with return receipt) within five trading days, inclusive, from the date that the threshold is crossed by virtue of the total number of shares held. Such individual or entity must also notify the AMF by registered letter (with return receipt) within five trading days of exceeding or falling below such thresholds, either above or below. A filing fee, determined by the AMF, may be assessed at the time a declaration is made. Information regarding the passing of thresholds of ownership is made public by the AMF. Failure to comply with the above stated stipulations will result in the suspension of the voting rights attached to at the shares exceeding the thresholds crossed and not declared at all shareholders meetings which could be held up until the expiration of a time limit of two years, inclusive, from the date that a corrective declaration is made. Also, a shareholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to 5 years by the commercial court at the request of our Chairman, any of our shareholders or the AMF, or may be subject to criminal penalties and fines.In case of the crossing of the 10% and 20% thresholds, the individual acting alone or in concert with others, must notify us and the AMF by registered letter (with return receipt) within ten trading days of his intentions as to the objectives he is pursuing. To permit holders to give the required notice, we are required to publish in the BALO (the official journal for legal notifications in France) no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), indicating the date that each such number was last updated. Furthermore, every month, we must notify the AMF of, and publish, the total number of voting rights and shares of our share capital if the number of available voting rights and shares so notified has changed compared with the last published information. Under the regulations of the AMF and subject to its limited exemptions, any person or persons acting in concert who comes to own more than 33 1/3% of our share capital or voting rights must initiate a public tender offer for the balance of our share capital and the balance of the securities giving access to our share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

We have only one class of shares. As of December 31, 2007, this class consisted of 15,796,591 authorized ordinary shares all of which shares were outstanding as of such date, with a nominal value €1 per share, resulting in a share capital of €15,796,591 in nominal value, as approved by the Board of Directors on January 29, 2008. This number includes 544,322 shares that are held in treasury and are deemed to be outstanding under French law but have no voting or dividend rights. All of our outstanding shares are fully paid. Each share is entitled to one vote on all matters submitted to our shareholders.

Material Contracts

In 2007, we entered into an entirely renegotiated definitive manufacturing agreement with Solectron, now part of the Flextronics group. A preliminary agreement had been negotiated and signed on August 16, 2005. This definitive agreement is in fact composed of three different agreements: a Cooperation Agreement, a Global Manufacturing Agreement and a Supply Chain Agreement. All three agreements were finalized and executed on November 29, 2007. The agreements are non transferable without the prior consent of the other party. Our relationship with Solectron is further described in Item 3 Key Information – Risk Factors.

A Share Purchase Agreement was signed with the shareholders of Anyware Technologies on January 31, 2008, relating to the acquisition by Wavecom of 100% of the shares of Anyware Technologies.

We have an important customer, distributor and supplier base, with whom we have either signed contracts or we operate under our general terms and conditions. It is not unusual in our industry that these contracts be non transferable without the prior consent of the other party, and moreover could be terminated in case of change of control.

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by us to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however,

WAVECOM - Annual Report Form 20-F 2007      79

Back to Contents

that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank. All credit establishments in France, including all registered banks, are accredited intermediaries.

Neither French law nor our by-laws presently impose any restrictions on the ability of non-French holders to hold or vote the Shares.

Taxation

General

The following discussion generally summarizes the material French tax consequences and the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADSs by U.S. holders. U.S. holders are holders who are for United States federal income tax purposes:

•	individuals who are citizens or residents of the United States;

•	corporations, or other entities, taxable as corporations, created or organized under the laws of the United States or of any political subdivision thereof or the District of Columbia;

•	estates, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	trusts, the administration of which are subject to the primary supervision of U.S. courts and one or more U.S. persons have the authority to control all substantial decisions of the trusts;

•	and, solely for purposes of the discussion of French tax consequences below, only the above-described holders:

•	whose ownership of shares or ADSs is not effectively connected with a permanent establishment or fixed base in France;

•	who, in the case of individuals or other non-corporate holders, other than partnerships or trusts, are residents of the United States;

•	that, in the case of United States corporations other than regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital;

•	that, in the case of United States corporations that are regulated investment companies, do not own, directly or indirectly, 10% or more of our outstanding voting share capital if less than 20% of such corporation’s shares are owned by persons who are not citizens or residents of the United States;

•	that in the case of partnerships or trusts that are treated as residents of the United States as defined by the income tax convention between the United States and France dated August 31, 1994 (referred to herein as the U.S.-France Income Tax Convention), to the extent that its partners, beneficiaries or grantors are themselves individuals or other non-corporate entities that are residents of the United States, or United States corporations, other than regulated investment companies, that do not own, directly or indirectly, 10% or more of our outstanding voting share capital.

This discussion may not describe all of the tax considerations related to the purchase, ownership and disposition of shares or ADSs that may be relevant to a holder in light of that holder’s particular tax situation. In particular, this discussion deals only with holders that hold shares or ADSs as capital assets, as that term is defined in the U.S. Internal Revenue Code, and does not address special tax rules applicable to special classes of taxpayers, such as U.S. expatriates, regulated investment companies, financial institutions, insurance companies, holders that own, directly, indirectly or by attribution, 10% or more of our outstanding voting share capital, tax-exempt organizations, securities dealers, persons subject to the U.S. alternative minimum tax, persons who are owners of an interest in a partnership or other pass-through entity that is a holder of shares or ADSs, persons that will hold shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of shares or ADSs and one or more other positions for tax purposes and persons that have a functional currency other than the U.S. dollar. The discussion also does not include the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of shares or ADSs.

The statements on United States tax law are based on the tax laws of the United States, and the statements on French tax law are based upon the tax laws and practice of France, in effect on the date of this annual report, as well as on the U.S.-France Income Tax Convention, as in effect on such date, all of which are subject to change, possibly with retroactive effect. In addition, the statements are based, in part, upon the representations of the Bank of New York and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

80      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

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

As of January 1, 2005, the “avoir fiscal” or tax credit system has, with certain exceptions, been terminated and replaced by a rule where, generally speaking, 50% of the dividend is subjected to French income tax. This rule applies to individuals who are non-residents of France as well as residents, to the extent the non-resident individual is resident in a treaty country.

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

We do not expect to pay dividends in the foreseeable future. If we do pay a dividend, U.S. holders are urged to consult their own tax advisors as to the application of the U.S.-France Income Tax Convention and the internal tax law of France to their particular circumstances

Sale, exchange or other disposition of shares or ADSs:

Under the U.S.-France income tax convention, no French tax is levied on any capital gain derived from the sale, exchange or other disposition of shares or ADSs by a U.S. holder.

Estate and Gift Tax

Under the U.S.-France Estate and Gift Tax Convention, dated November 24, 1978, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, unless the donor or the decedent was domiciled in France at the time of making the gift, or of his or her death, or the shares or ADSs were used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

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

WAVECOM - Annual Report Form 20-F 2007      81

Back to Contents

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

Dividends paid in euros will be includable in income in a U.S. dollar amount based on the prevailing U.S. dollar-euro exchange rate on the date of receipt by the depositary, in the case of ADSs, or the date of receipt by the U.S. holder of shares, whether or not the payment is converted into U.S. dollars at that time. A U.S. holder will have a tax basis in any euros distributed equal to such U.S. dollar amount. Any gain or loss recognized upon a subsequent sale or conversion of the euros generally will be U.S. source ordinary income or loss. A U.S. holder may also recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, on a subsequent conversion or other disposition of any refund of the excess withholding tax initially withheld from a dividend payment if the refund is converted into U.S. dollars at an exchange rate different than the rate used to translate the U.S. holder’s dividend income.

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2011, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S. or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a “qualifying treaty”). ADRs backed by our shares are readily tradable on the Nasdaq National Market. In addition, the U.S.-France income tax convention is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our shares or ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions apply.

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

Sale, exchange or other disposition of shares or ADSs: Unless a non-recognition provision applies, upon a sale, exchange or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized (determined in U.S. dollars) upon the disposition and such U.S. holder’s adjusted tax basis in the shares or ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Company”, such gain or loss generally will be a capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the share or ADS for more than one year at the time of the disposition. If the U.S. holder is an individual, trust or estate, long-term capital gain realized upon a disposition of a share or ADS and before the end of a taxable year which begins before January 1, 2011 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of shares or ADSs held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder’s marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. U.S. holders should consult their own tax advisors regarding the availability of this offset.

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

82      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Passive Foreign Investment Company: We believe that we will not be treated as a Passive Foreign Investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2007. However, a company’s status as a PFIC is a factual determination that is made annually and depends on, among other things, a valuation of the company’s assets, including goodwill and other intangible assets. We cannot guarantee that we will not be treated as a PFIC for the current year or some future years.

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

The proceeds of our 2007 convertible debt offering, if not timely invested in assets that do not produce passive income, could cause us to be treated as a PFIC in 2008 or late years. If we are classified as a PFIC, generally any gain recognized by a U.S. holder upon the sale or disposition of our shares or ADSs, or the receipt of certain distributions, would be treated as ordinary income. In this case, this income would be allocated over the U.S. holder’s holding period for the holder’s shares or ADSs, would be taxed at the highest applicable tax rate in effect for the year to which it is allocated, and an interest charge would be imposed on the amount of deferred tax attributable to the income allocated to prior taxable years.

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

Documents on Display

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. In connection with the Exchange Act, we file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information are available on the SEC’s website at www.sec.gov, and may also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549: information on the SEC’s public reference. Access to the Public Reference Room may be obtained by calling the SEC at 800-SEC-0330. Such reports and other information may be obtained, upon written request, from The Bank of New York, as depositary, at its office located at 101 Barclay Street, New York, NY 10286.

WAVECOM - Annual Report Form 20-F 2007      83

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

We publish our consolidated financial statements in euros and the functional currency of Wavecom S.A. is the euro. In 2007, we recorded 56% of our total revenues in U.S. dollars, with virtually all the rest in euros. We purchase many of our components for U.S. dollars and the operating expenses of our U.S. subsidiaries are in U.S. dollars. The operating expenses of our Hong Kong subsidiary are primarily in Hong Kong dollars. Most of our other operating expenses are in euros. U.S. dollar purchases and expenses represented approximately 62% of our cost of revenues and operating expenses in 2007. A strengthening of the euro against the U.S. dollar and other currencies in which we receive revenues could reduce our reported revenues and our reported operating and net results. We incurred a net foreign exchange loss for 2007 of €1.4 million compared to a net foreign exchange loss in 2006 (€1.9 million) and a net foreign exchange gain in 2005 (€4.1 million). We began to use a combination of options and forward exchange contracts in order to minimize the risk to our estimated net dollar cash flows. Because these financial instruments do not always hedge specific transactions, they may be accounted for as speculative transactions; with the fair market value of the instruments being recorded on our balance sheet and their changes in market value recognized in our profit and loss accounts at the end of each accounting period.

See also Item 5: “Operating and Financial Review and Prospects-Impact of currency fluctuations” and Note 5 to our consolidated financial statements.

Item 12:  Description of Securities other than Equity Securities

Not applicable

84      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

PART II

WAVECOM - Annual Report Form 20-F 2007      85

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures are effective to provide reasonable assurance that material information relating to Wavecom, including its consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, on a timely basis.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment, management concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We may in the ordinary course make changes in our internal control processes from time to time.

Ernst & Young Audit, the independent registered public accounting firm that audited the consolidated financial statement in this annual have issued an attestation report, as stated in their report beginning on page 87 of this report.

April 7, 2008

/s/ Ronald D. Black	/s/ Chantal Bourgeat

Ronald D. Black	Chantal Bourgeat

Chief Executive Officer	Chief Financial Officer

86      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wavecom S.A.

We have audited Wavecom S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wavecom’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Wavecom S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wavecom as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of Wavecom S.A. and our report dated April 7, 2008 expressed an unqualified opinion thereon.

/S/ Ernst & Young Audit

Represented by Jean-Yves Jégourel

Paris-La Défense, France

April 7, 2008

WAVECOM - Annual Report Form 20-F 2007      87

Back to Contents

Item 16A:  Audit Committee Financial Expert

Our Board of Directors has determined that we have at least one independant audit committee financial expert, independant director Stephen Imbler, serving on our Audit Committee.

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
France
Attention: Investor Relations
Tel. 011 33 1 46 29 08 00

Item 16C:  Principal Accountant Fees and Services

During each of the last two fiscal years, Ernst & Young Audit has acted as our independent auditors and MBV & Associés has acted as our French statutory auditor.

The detail of fees paid for Ernst & Young Audit fees and NBV and associés for fiscal years 2006 and 2007 are set forth below:

(amounts in € thousands)	Ernst & Young Audit				MBV & Associes
	Amounts		%		Amounts		%
	2007	2006	2007	2006	2007	2006	2007	2006

Audit fees	617	565	90	98	113	108	95	95
Audit-related fees	60	8	9	1	6	7	5	5
Tax fees	5	8	1	1	–	–
Total	682	581	100	100	119	115	100	100

Audit fees include fees associated with the annual audits (financial statements and internal control) and reviews of our quarterly financial results submitted on Form 6-K.

Audit-related fees principally include reports required to be issued for French statutory purposes, and related to French regulated offerings.

Tax fees include principally fees associated with tax compliance services at foreign subsidiaries.

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

For the fiscal year 2007, our audit committee approved all of the audit services provided by Ernst & Young Audit and MBV & Associés, and all of the audit-related services or tax consulting services provided by Ernst & Young Audit and MBV & Associés and all of the other services provided by Ernst & Young Audit and MBV & Associés

88      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Item 16D:  Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 16, 2007, our shareholders approved a new share repurchase program to replace the existing one.

Under the share repurchase program, the Company currently holds 3.44% of its shares in treasury stock (544,322 shares). A resolution will be put forth at the general shareholders meeting of May 14, 2008 to approve a new share repurchase program to replace the current one. We are required to notify the AMF (French stock market authority) on a monthly basis of our trading program in our own shares.

As of December 31, 2007, we held:

•	156,345 shares purchased in March 2003 at prices ranging from €7.94 to €8.69,

•	387,977 shares purchased in July and August 2007 at prices ranging from €18.80 to €20.21.

Issuer Purchases of Shares in 2007

Period	Total number of shares purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

From July 30 to July 31 2007	97,179	€19.6956	97,179
From August 1 to August 8 2007	290,798	€19.2451	290,798	0

WAVECOM - Annual Report Form 20-F 2007      89

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

Bandwidth: The amount of data that can be transmitted in a fixed amount of time. For digital devices, the bandwidth is usually expressed in bits per second (bps) or bytes per second. For analog devices, the bandwidth is expressed in cycles per second, or Hertz (Hz). Generally a communications channel is defined by its lowest and highest frequency.

Bluetooth: A short-range radio technology aimed at simplifying communications making it possible to transmit signals among internet devices and between devices and the internet.

CDMA: Code Division Multiple Access A wireless network standard which is competitive with the GSM standard and used primarily in the United Sates and some Asian countries, including Korea.

Cellular Network: A radio network made up of several radio cells each served by a fixed transmitter, known as a cell site or base station that cover different areas in an effort to provide radio coverage over a wider area than the area of one cell.

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

HSDPA: High-Speed Downlink Packet Access – An upgrade to UMTS supporting speeds in the 10 megabytes-per-second class.

Interconnectivity: The mechanism for establishing a connection between networks using different standards where the goal is to give all subscribers of one operator network the possibility to communicate with subscribers of other operators’ networks.

ISO: International Standard Organization International organisation charged with establishing worldwide standards in a variety of areas.

I/O: Input/Output devices – Inputs are the signals received by the unit, and outputs are the signals sent from it. In many cases, it is the collection of interfaces that information processing systems use to communicate with each other.

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

      WAVECOM - Annual Report Form 20-F 2007  G-1

Back to Contents

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

TCP/IP: Transmission Control Protocol and Internet Protocol – Together define the basic rules for how information is transmitted across the Internet as well as on many local area networks in packet form.

Telematics – A generic term for a wireless network supporting the collection and dissemination of data in vehicle tracking and positioning, online navigation, and other emergency assistance. Also, used in the power utility industry for meter reading and load control.

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

G-2      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

PART III

Page
Item 17: Financial Statements	91
Item 18: Financial Statements	91
Item 19: Exhibits	92
Exhibit Index	92

90      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this annual report:

      WAVECOM - Annual Report Form 20-F 2007        91

Back to Contents

Item 19:  Exhibits

1.1	Memorandum and articles of association (incorporated by reference of the Exhibits – to the Registrants Registration Statement on Form F1, File No. 333-11764).

1.2*	Statuts (By-Laws) of the Registrant, updated as of February 7, 2006 (English Translation).

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to the Registrants Registration Statement on Form F1, File No. 333-10372).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Registrants Registration Statement on Form F1, File No. 333-10372).

4.1**	GSM Essential Properties Cross License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (incorporated by reference to Exhibit 10.3 to the Registrants Registration Statement on Form F1, File No. 333-10372).

4.2**	GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001 (incorporated by reference to Exhibit 4.6 to the Registrants Annual Report on Form 20F, filed with the Commission on June 28, 2002).

4.3**	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31, 2001 (incorporated by reference to Exhibit 4.7 to the Registrants Annual Report on Form 20F, filed with the Commission on June 28, 2002).

4.4**	GSM patent non assertion agreement with NEC Corporation, effective November 19, 2002 (incorporated by reference to Exhibit 4.8 to the Registrants Annual Report on Form 20F, filed with the Commission on May 21, 2003).

4.5**	Patent License Agreement with Thomson Licensing S.A. and Alcatel S.A., effective January 1, 2003 (incorporated by reference to Exhibit 4.9 to the Registrants Annual Report on Form 20F, filed with the Commission on May 21, 2003).

4.6**	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Nokia Corporation, effective as of December 31, 2003. (incorporated by reference to Exhibit 4.8 to the Registrants Annual Report on Form 20-F, filed with the Commission on April 16, 2003).

4.7**	GSM patent non-assertion agreement with Mitsubishi Electronics Corporation, effective June 30, 2004 (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F, filed with the Commission April 7, 2005).

4.8**	Global patent cross-license agreement for GSM, GPRS and EDGE with Telefonaktiebolaget LM Ericsson effective July 1, 2004 (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F, filed with the Commission April 7, 2005).

4.9+	Asset Purchase Agreement dated as of March 17, 2006 between Sony Ericsson Mobile Communications A.B. and Wavecom S.A. (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F, filed with the Commission April 11, 2007).

4.10*+	Cooperation Agreement dated as of November 29, 2007 between Wavecom S.A. and Solectron.

4.11*+	Supply Chain Agreement dated as of November 29, 2007 between Wavecom S.A. and Solectron.

4.12*+	Global manufacturing agreement dated as of November 29, 2007 between Wavecom S.A. and Solectron.

8*	List of subsidiaries of the Registrant.

10*	Consent of Ernst & Young Audit.

12.1*	Certification of the Chief Executive Officer.

12.2*	Certification of Chief Financial Officer.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

**	The Registrant has received confidential treatment of portions of this agreement.

+	The Registrant has requested confidential treatment of portions of this agreement, which portions have been filed separately with the Commission.

92      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

SIGNATURE

Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WAVECOM S.A.
Date: April 8, 2008 WAVECOM S.A.	By: /s/ CHANTAL BOURGEAT Chantal Bourgeat Chief Financial Officer

      WAVECOM - Annual Report Form 20-F 2007        93

Back to Contents

      WAVECOM - Annual Report Form 20-F 2007      F-1

Back to Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wavecom S.A.

We have audited the accompanying consolidated balance sheets of Wavecom S.A. as of December 31, 2005, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of Wavecom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wavecom, S.A. at December 31, 2005, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Wavecom S.A. adopted, as of January 1, 2006 the provisions of Statement of Financial Accounting Standards No 123(R), “Share-Based Payment”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wavecom’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG Audit
Represented by Jean-Yves Jégourel
Paris-La Défense, France
April 7, 2008

F-2      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Consolidated statements of income

		Years ended December 31,
(in thousands, except share and per share data)	Note	2005	2006	2007

Revenues:
Product sales		€125,952	€180,393	€198,510
Service revenue		1,827	2,542	3,827
Licensing revenue		1,453	5,823	—

Total revenues	1	129,232	188,758	202,337

Cost of revenues:
Cost of goods sold		69,094	105,775	104,650
Cost of services		842	2,723	5,833

Total cost of revenues		69,936	108,498	110,483

Gross profit		59,296	80,260	91,854

Operating expenses:
Research and development		24,066	31,123	33,562
Sales and marketing		11,725	16,853	22,740
General and administrative		17,861	25,187	22,855
Acquired in process technology	6	—	1,450	—
Restructuring costs		1,684	—	—

Total operating expenses		55,336	74,613	79,157

Operating income		3,960	5,647	12,697

Other income (expenses):
Interest expense	14	(214)	(218)	(1,541)
Interest income	14	1,225	1,338	3,375
Foreign exchange gain (loss)		4,118	(1,939)	(1,442)

Income before income taxes		9,089	4,828	13,089

Income tax expense (benefit)	15	395	125	(4,310)

Net income		€8,694	€4,703	€17,399

Basic net income per share	16	€0.57	€0.31	€1.15

Diluted net income per share	16	€0.56	€0.30	€1.02

Number of shares used for computing:
– basic		15,352,233	15,383,883	15,129,600
– diluted		15,661,001	15,942,182	17,470,234

See notes to financial statements

      WAVECOM - Annual Report Form 20-F 2007      F-3

Back to Contents

Consolidated balance sheets

		December 31,
(in thousands, except share data)	Note	2005	2006	2007

ASSETS
Current assets:
Cash and cash equivalents		€60,663	€54,776	€4,677
Marketable securities	1	—	—	134,610
Accounts receivable (less allowance for doubtful accounts of €3,628, €3,346 and €2,631 at December 31, 2005, 2006 and 2007, respectively)		24,271	28,727	29,467
Inventory	2	6,448	6,631	6,032
Value added tax recoverable		842	602	1,124
Prepaid expenses and other current assets	3	2,741	2,361	3,141
Deferred tax assets	14	—	—	4,514

Total current assets		94,965	93,097	183,467

Long-term investments		3,585	3,639	3,731
Other assets and Interests in associates		4,146	3,166	4,517
Research tax credit		1,529	1,771	2,049
Income tax receivable	14	9,617	9,617	13,083
Intangible and tangible assets, net	5	6,236	19,770	16,336
Goodwill	5,6	—	8,117	8,117

Total assets		€120,078	€139,177	€231,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		€24,314	€36,254	€27,612
Accrued compensation		6,732	9,367	8,584
Current portion of other accrued expenses	8	3,831	3,713	3,572
Current portion of convertible bonds	9	—	—	664
Current portion of capitalized lease obligations	7	303	233	207
Deferred revenue and advances received from customers		2,564	98	307
Other liabilities	10	225	653	3,652

Total current liabilities		37,969	50,318	44,598

Long-term liabilities:
Long-term portion of other accrued expenses	8	16,775	15,957	16,636
Long-term portion of convertible bonds	9	—	—	80,500
Long-term portion of capitalized lease obligations	7	94	385	340
Other long-term liabilities		1,100	858	616

Total long-term liabilities		17,969	17,200	98,092

Shareholders’ equity:
Shares, €1 nominal value, 15,796,591 shares authorized, issued and outstanding at december 31, 2007 (15,554,153 at December 21, 2006 and 15,531,813 at December 21, 2005)		15,532	15,554	15,797
Additional paid in capital		137,180	139,393	146,052
Treasury stock at cost (544,322 shares at December 31, 2007 and 156,345 shares at December 31, 2006 and 2005)		(1,312)	(1,312)	(8,823)
Accumulated deficit		(84,650)	(79,947)	(62,548)
Accumulated other comprehensive loss	1	(2,610)	(2,029)	(1,770)

Total shareholders’ equity	11	64,140	71,659	88,708

Total liabilities and shareholders’ equity		€120,078	€139,177	€231,398

See notes to financial statements

F-4      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Consolidated statement of changes in shareholders’ equity

						Accumulated
(in thousands, except share and per share data)			Additional			Other	Total
	Ordinary shares		paid in	Treasury	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	capital	Stock	Deficit	Income (loss)	Equity

Balance at January 1, 2005	15,506,290	15,506	137,039	(1,312)	(93,344)	(1,433)	56,456

Issuance of shares in connection with the exercise of 9,128 founders’ warrants at an exercise price of €4.57	9,128	9	32				41
Issuance of shares in connection with the exercise of 9,729 options at an exercise price of €8.07	9,729	10	69				79
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €7.04	6,666	7	40				47
Comprehensive income:
Net income					8,694		8,694
Unrealized gain on financial instruments						179	179
Foreign currency translation						(1,356)	(1,356)

Total comprehensive income							7,517

Balance at December 31, 2005	15,531,813	15,532	137,180	(1,312)	(84,650)	(2,610)	64,140

Issuance of shares in connection with the exercise of 3,436 founders’ warrants and 1,523 options at an exercise price of €4.19	4,959	5	16				21
Issuance of shares in connection with the exercise of 6,929 founders’ warrants and 3,786 options at an exercise price of €8.07	10,715	10	76				86
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €5.68	6,666	7	31				38
Comprehensive income:
Net income					4,703		4,703
Unrealized gain on financial instruments						(113)	(113)
Stock-based employee compensation			2,090				2,090
Foreign currency translation						694	694

Total comprehensive income							7,374

Balance at December 31, 2006	15,554,153	€15,554	€139,393	€(1,312)	€(79,947)	€(2,029)	€71,659

Purchase of treasury stock				(7,511)			(7,511)
Issuance of shares in connection with the exercise of 22,054 founders’ warrants and 4,061 options at an exercise price of €4.19	26,115	26	83				109
Issuance of shares in connection with the exercise of 4,300 options at an exercise price of €4.57	4,300	4	16				20
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €6.55	6,666	7	37				44
Issuance of shares in connection with the exercise of 20,000 warrants to members of the board of directors at an exercise price of €7,04	20,000	20	121				141
Issuance of shares in connection with the exercise of 56,225 founders’ warrants and 30,966 options at an exercise price of €8.07	87,191	87	616				703
Issuance of shares in connection with the exercise of 13,916 founders’ warrants at an exercise price of €9.62	13,916	14	120				134
Issuance of shares in connection with the exercise of 8,957 options and 3,333 warrants to members of the board of directors at an exercise price of €10.62	12,290	12	118				130
Issuance of shares in connection with the exercise of 6,500 options and 40,000 warrants to members of the board of directors at an exercise price of €11.18	46,500	47	473				520
Issuance of shares in connection with the exercise of 15,914 founders’ warrants and 9,546 options at an exercise price of €11.40	25,460	26	265				291
Comprehensive income:
Net income					17,399		17,399
Unrealized gain on financial instruments						85	85
Stock-based employee compensation			4,810				4,810
Foreign currency translation						174	174

Total comprehensive income							22,468

Balance at December 31, 2007	15,796,591	€15,797	€146,052	€(8,823)	€(62,548)	€(1,770)	€88,708

See notes to financial statements

      WAVECOM - Annual Report Form 20-F 2007      F-5

Back to Contents

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2005	2006	2007

Cash flows from operating activities:
Net income	€8,694	€4,703	€17,399
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization and impairment of intangible and tangible assets	6,136	8,699	8,409
Amortization of debt issue costs	—	—	257
Share-based compensation	—	2,090	4,810
Loss (gain) on sales and retirement of tangible assets	1,204	(9)	38
Acquisition of marketable securities, net	—	—	(134,610)
Deferred tax assets	—	—	(4,514)
Changes in operating assets and liabilities:
Accounts receivable	1,186	3,762	(3,022)
Inventory	10,284	537	501
Value added tax recoverable	261	256	(523)
Prepaid expenses and other current assets	2,948	881	(662)
Recoverable taxes	(79)	—	(3,467)
Accounts payable and other accrued expenses	(28,237)	8,942	(4,766)
Accrued compensation	(1,232)	2,661	(642)
Interets on loan	—	—	664
Deferred revenue and advances received from customers	1,651	(2,457)	232
Other payables	23	132	2,754
Other	61	(189)	606

Net cash provided (used) by operating activities	2,900	30,008	(116,536)

Cash flows from investing activities:
Disposal (acquisition) of long-term investments	5,432	(53)	(93)
Purchases of intangible and tangible assets	(1,688)	(5,504)	(5,025)
Acquisition of certain assets, net of cash acquired(1)(2)	—	(29,755)	—
Proceeds from sale of intangible and tangible assets	959	206	2
Purchase of interets in associates	—	—	(15)

Net cash provided (used) by investing activities	4,703	(35,106)	(5,131)

Cash flows from financing activities:
Proceeds from convertible bonds (net of debt issue costs of €2,501)	—	—	77,999
Principal payments on capital lease obligations	(447)	(378)	(261)
Purchase of treasury stock	—	—	(7,510)
Proceeds from exercise of stock options and founders’ warrants	167	145	2,091

Net cash used in financing activities	(280)	(233)	72,319

Effect of exchange rate changes on cash and cash equivalents	22	(556)	(751)

Net increase (decrease) in cash and cash equivalents	7,345	(5,887)	(50,099)
Cash and cash equivalents, beginning of year	53,318	60,663	54,776

Cash and cash equivalents, end of year	€60,663	€54,776	€4,677

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	207	207	951
Income tax	452	110	265
Cash received during the year for:
Interest	1,226	1,339	3,375

(1)	Including €1,852 of cash included in the acquired assets from M2M division of Sony Ericsson and €61 from assets acquired from Nexgen.
(2)	Including €16,454 of intangible and tangible assets.

See notes to financial statements

F-6      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Notes to Consolidated Financial Statements

(actual amounts in euros unless otherwise stated)

Note 1.	Nature of business and summary of significant accounting policies

Nature of business

Wavecom S.A. (“Wavecom” or “the Company”) is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on NYSE Euronext (Eurolist), Paris in France and on the Nasdaq National Market in the U.S. Wavecom is a global technology company that develops, markets and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Its highly sophisticated wireless platforms, are sold as wireless central processing units (Wireless CPU®s - including both smart modems and modules) and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. Wavecom also provide its customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products.

Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Wavecom S.A., its wholly-owned subsidiaries Wavecom, Inc. (a Delaware corporation) and Wavecom Asia Pacific Ltd. (a Hong Kong corporation), both of which commenced operations in 1998; Wavecom Korea Co. Ltd and Wavecom Deutschland GmbH, branches transformed into subsidiaries in 2002; Wavecom Northern Europe Ltd (an English company) created in 2003; NexGen Software S.A.S., consolidated from its acquisition date, on June 2, 2006. Arguin Communications Inc. (wholly-owned at year-ended December 31, 2004) was dissolved for a loss of €12,000 in December 2005 and is no longer included in the consolidation scope since that date. Since July 9, 2007, Wavecom has an investment of 9.5% in Sunlink Wavecom Limited, representing an investment of €13,000 as of December 31, 2007, which is accounted for using the equity method as Wavecom exercises significant influence. Wavecom Korea Co. Ltd was still a dormant company in 2007.

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

Revenue recognition

The Company’s revenue is derived from three primary sources (by order of importance): sales of products composed of wireless standard modules and wireless modems, revenue from technical support and other services, and license fees.

Product sales - Revenue from product sales is recognized when (i) persuasive evidence of an arrangement exists, (ii) the product is delivered (at the time the products are shipped and risk of loss has been passed to the buyer), (iii) the price is fixed or determinable and (iv) collection of the price is reasonably assured. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. The Company’s product sales are not sold with a right of return unless our product is defective and covered by warranty. The Company’s sales typically do not include multiple product and/or service elements. Although the products sold have embedded software, Wavecom believes that software is incidental to the products they provide. In addition, the Company does not provide post-contract customer support or maintenance for the software (either free of charge or for a fee) embedded in the products. The contracts do not provide for upgrading or updating any Wavecom embedded software.

Service revenue - Revenue from services is recognized when the services are performed, there is no material continuing performance and collection is reasonably assured. Revenue on service arrangements contingent on final customer

      WAVECOM - Annual Report Form 20-F 2007      F-7

Back to Contents

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

Shipping costs billed to customers are immaterial.

Research and development

Wavecom charges all research and development costs to expense as incurred.

Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses totaled €282,000, €462,000 and €229,000 in the years ended 2007, 2006 and 2005, respectively.

Net income per share

Net income per share amounts are computed using the weighted average number of shares outstanding.

Basic earnings per share excludes the dilutive effects of options and warrants, and reflects only the actual ordinary shares outstanding. In 2007, 2006 and 2005, diluted earnings per share includes the effects of dilutive options, warrants, free shares and convertible bonds as if they had been exercised. Diluted earnings per share also includes the effects of the dilutive bonds if they had been converted using the if-converted method.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and financial instruments (i.e. derivatives).

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in seven major banks and financial institutes in Paris and one major bank in Hong Kong. At December 31, 2007, Wavecom had marketable securities composed of short term money market funds (monetary Société d’Investissement à Capital Variable or “SICAV” and Fonds Commun de Placements or “FCP” ) totaling €134.6 million. At December 31, 2006 and 2005, Wavecom had no cash or cash equivalents invested in short-term money-market accounts bearing variable rates of interest. Net interests income generated by the marketable securities for the years ended December 31, 2007, 2006 and 2005 amounted to €3,035,000, €1,338,000 and €1,225,000, respectively.

In addition, at December 31, 2007, Wavecom had €3.7 million of pledged securities invested in short term money market funds (monetary SICAV) classified as long-term investments in the accompanying Consolidated Balance Sheets (€3.6 million as of December 31 2006 and 2005).

The underlying investments of monetary SICAV and monetary FCP are comprised of low risk investments with a short-term fixed maturity date such as government bonds, certificates of deposit and Euro commercial paper. The Company’s marketable securities are held principally in euros and primarily among reputable financial institution such as Natixis, HSBC, Groupama, UBS, and BNP Paribas.

The criteria for selection of such marketable securities are, by order of importance:

•	Safety of capital

•	Liquidity

•	Yield

F-8      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Wavecom is ensuring the safety and preservation of its invested funds by:

•	Investing in only the lowest risk type of securities

•	Pre-qualifying all financial institutions with whom Wavecom will do business

•	Diversifying the portfolio to minimize the adverse effects of the failure of any one issuer or banker.

•	Routinely monitoring the portfolio to anticipate and respond appropriately to a significant reduction in credit rating, and to follow-up the anticipation on interest rate (i.e. using appropriate benchmark in case of change on yield curve).

Wavecom had no variable rate debt at December 31, 2007.

By December 31, 2006, most of the production of the business acquired in 2006 was being transferred to Wavecom’s historical sub contractor, but certain products of the acquired activity were still being produced by two sub-contactors located in Mexico. The total transfer was finalized by December 31, 2007. As a result, all the production of Wavecom is now sub contracted to one plant located in China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturer is unable to meet Wavecom’s requirements.

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

A summary of the activity in the allowance for doubtful accounts is as follows:

Year ended December 31,
(in € thousands)	Beginning balance	Additions charged to expenses	Write-offs	Recovered receivable	Exchange rate difference	Ending balance

2005	3,233	731	(186)	(419)	269	3,628
2006	3,628	1,935	(2,037)	—	(180)	3,346
2007	3,346	231	(208)	(627)	(111)	2,631

For the year ended December 31, 2005, certain customers represented revenues in excess of 10% of Wavecom’s total consolidated revenues. For the years ended December 31, 2006 and 2007, no customer exceeded 10% of consolidated revenues. The amounts of annual revenues, and corresponding outstanding accounts receivable at December 31, from these customers were as follows:

	2005		2006		2007
(in € thousands)	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable

Customer A (EMEA and Asia-Pacific regions)	€14,115	€3,005	€17,097	€2,711	€16,540	€2,245
Customer B (Asia-Pacific region)	7,350	2,039	2,874	267	1,106	99
Customer C (Asia-Pacific region)	2,250	40	—	—	—	—

Sales to customers by geographic region are summarized as follows:

	Years ended December 31,
(in € thousands)	2005	2006	2007

China	€23,205	€19,526	€18,811
South Korea	3,097	2,736	227
Rest of Asia	23,160	16,804	13,021
France	22,134	25,694	24,192
Rest of Europe	43,566	62,840	65,866
United States of America	11,319	46,600	68,363
Rest of Americas	280	1,638	2,083
Rest of world	2,471	12,920	9,774

	€129,232	€188,758	€202,337

      WAVECOM - Annual Report Form 20-F 2007      F-9

Back to Contents

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

Substantially most of the Company’s long-lived assets are located in France and at our main contract manufacturer’s production facilities in China.

Cash and Cash equivalents

Wavecom considers all highly liquid investments with an original maturity of three months or less and money market mutual funds, to be cash equivalents. At December 31, 2007, Wavecom had €134,610,000 invested in money market accounts, including SICAV and FCPs, with no fixed maturity, earning interest at short-term variable rates. Such accounts did not meet the Cash equivalents criteria and were recorded as Marketable Securities.

At December 31, 2005 and 2006, Wavecom did not have amounts invested in money market accounts.

Inventory

Inventories are valued at the lower of actual cost or market. Costs include:

•	latest costs of purchase (including taxes, transport, and handling) net of trade discounts received,

•	costs of manufacturing (including fixed and variable manufacturing overheads) updated at each reporting date.

Value added tax recoverable

Value added tax recoverable consists of value added tax paid by Wavecom to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly basis. As of December 31, 2005 and 2007, the Company had value added tax credits, immediately recoverable, of €120,000 and €89,000, respectively. As of December 31, 2006, the Company had no value added tax credits recoverable.

Long-term investments

A bank guarantee was issued in favor of the owners of leased office space, in order to secure annual lease payments. This guarantee was secured by pledges of investments composed only of monetary SICAVs. The outstanding guarantee expires on July 15, 2008 but will be renewed annually until the end of the lease in July 2011. These investments have been classified as long-term investments in the consolidated balance sheet and amounted to €3,585,000, €3,639,000 and €3,731,000 at December 31, 2005, 2006 and 2007, respectively.

Other assets and Interests in associates

Other assets primarily include security deposits for leased properties and borrowing costs which are amortized using a straight-line method over the period from the date of issuance until the date of possible early redemption date at option of the Company.

Interests in associates represent the share of the results of the company Sunlink Wavecom, amounted to €15,000 as of December 31, 2007.

Intangible and tangible assets, net

Intangible and tangible assets are stated at cost less accumulated amortization or depreciation. Leases are capitalized in accordance with Financial Accounting Standards Board Statement No 13 Accounting for leases (SFAS 13). Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Acquired intangible assets	11 months to 4 years
Laboratory equipment	1-5 years
Computer equipment and purchased software	1-5 years or contractual term
Furniture and office equipment	3-5 years
Leasehold improvements	10 years, or lease term if less

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

F-10      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

The fair values of intangible assets acquired through the business combinations as disclosed in Note 6, were determined using an independent appraisal using facts available at the acquisition date. The preliminary allocation of the assets acquired and liabilities assumed were included in the consolidated financial statements as of December 31, 2006. The purchase price allocation was finalized during the year ended December 31, 2007. No subsequent revisions have modified the preliminary purchase price allocation presented in the consolidated financial statements as of December 31, 2006.

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

Under Statement of Financial Accounting Standards No 142, “goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

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

Royalty costs are recorded as cost of goods sold in the Company’s Statement of Income. Accrued royalties are included in Other accrued expenses in the Company’s consolidated balance sheet.

Warranty accrual

The Company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the warranty period begins which is typically when title passes. The provision is computed based on a statistical rate for specific warranty issues and actual experience.

Factors that affect Wavecom’s estimate of warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The warranty accrual is included in Other accrued expenses in the Company’s consolidated balance sheet.

      WAVECOM - Annual Report Form 20-F 2007      F-11

Back to Contents

Convertible bonds

The Company’s convertible bonds which are convertible into a fixed number of shares (subject to certain adjustments) of common stock of the Company at a specified price at the option of the holder and which were sold at a price or have a value at issuance not in excess of the face amount are accounted for as one unit and recorded as a liability at it’s carrying value in its entirety in accordance with Accounting Principles Board Opinion (“APB”) 14: Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, Emerging Issues Task Force (“EITF”) 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and SFAS 133: Accounting for Derivative Instruments and Hedging Activities. Borrowing costs are capitalized (classified as “other assets”) and are amortized using a straight-line method over the period from the date of issuance until the date of possible early redemption date at option of the company.

The fair value of bonds is estimated using the listed market value of the bonds (NYSE Euronext convertible code FR0010497131).

Other long-term liabilities

As of December 31, 2005, 2006 and 2007, other long term liabilities include the long term portion of a lease incentive payment received from an office landlord which is being amortized over the lease term, expiring July, 2011, as a reduction to operating expense. Amortization of the lease incentive payment for the years ended December 31 2005, 2006 and 2007 was €637,000 €242,000 and €242,000 respectively. The decrease from the year ended December 31, 2005 to the year ended December 31, 2006 was the result of vacating several floors in 2005.

Income taxes

In accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Tax (“SFAS 109”), the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial reported amount and the related tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future tax planning strategies. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

On January 1, 2007 the Company adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income tax positions. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There were no unrecognized tax benefits as of the date of adoption January 1, 2007. As a result of the implementation of FIN 48, the Company did not recognize an increase in the liability for unrecognized tax benefits. There are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate. The Company’s practice is to recognize interest and/or penalties related to income tax matters in general and administration expense. The Company had an accrual for interest or penalties on the Company’s balance sheets at December 31, 2007 for an amount of €260,000 and has recognized this amount in the consolidated statement of income for the year ended December 31, 2007.

Employee stock options and warrants and free shares

Under U.S. GAAP, effective January 1, 2006, the Group adopted SFAS No. 123 (Revised 2004) “Accounting for Share - Based Payment” (“SFAS 123(R)”), which superseded Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to its Employees” (“APB 25”). SFAS 123(R) requires the recognition of stock-based compensation expenses for all share-based payment awards based on their fair value. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Group applied the provisions of SAB 107, which relate to share-based payments, in its adoption of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Group accounted for share-based payment arrangements under APB 25 which requires that compensation expense be recorded only when the market price of the stock at the measurement date exceeds the amount the employee is required to pay upon exercise of the option.

Under SFAS 123(R), the Group elected the “Modified Prospective Application” transition method. Under this method, stock-based compensation expense recognized in the year ended December 31, 2006 included (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair values estimated in accordance with the original provisions of SFAS 123 and determined using a binomial valuation model and (2)

F-12      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

compensation expense for all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and determined with the same valuation model.

The main assumptions of this model are the following:

•	stock prices, at the grant date;

•	exercise price, established the day when the equity instrument is granted by the Board of directors or the shareholder’s general meeting and is at least equal to highest of the two following values: (i) the average of the twenty closing prices on Eurolist preceding the date of grant and (ii) the closing price on Eurolist of the day before the date of grant;

•	risk-free interest rate, given in reference to the rate of French treasury bonds corresponding to the expected life of each equity instrument;

•	expected volatility, based on mean reversion method applied to the series of historical daily profitabilities of the four years before the grant date, to be consistent with the four year vesting period;

•	expected dividend yield of zero, based on the fact that the Company has never paid dividends and has no present intention to pay dividends.

Wavecom recorded €2,090,000 and €4,810,000 of stock compensation expense in its Consolidated Statement of Income for the years ended December 31, 2006 and 2007, respectively. Stock compensation expense is further described in Note 12.

SFAS 123R requires the presentation of pro forma information for the comparative period prior to the adoption as if Wavecom had accounted for all our employee stock options under the fair value method of the original SFAS 123. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the year ended December 31, 2005.

Year ended December 31
(In € thousands, except per share data)	2005

Net income, as reported	€8,694
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,649)

Pro forma net income	€4,045

Earnings per share:
Basic — as reported	€0.57
Basic — pro forma	€0.26
Diluted — as reported	€0.56
Diluted — pro forma	€0.26
Weighted average assumptions:
Expected holding period (years)	5
Risk-free interest rate	3.34%
Volatility	66%
Expected dividend yield	N/A

The pro forma information compensation cost may not be representative of that to be expected in future years.

Accumulated other comprehensive loss

Accumulated other comprehensive loss consists of (i) foreign currency translation adjustments for €(1,770,000), €(1,944,000), and €(1,247,000) at December 31, 2007, 2006 and 2005, respectively and (ii) unrealized gains and (losses) on cash flow hedges under SFAS 133 of €(113,000), and €29,000 at December 31, 2006 and 2005, respectively. Wavecom had no outstanding cash flow hedges at December 31, 2007.

      WAVECOM - Annual Report Form 20-F 2007      F-13

Back to Contents

Recent accounting pronouncements

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”), which requires the Company to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under Emerging Issues Task Force Issue No. 95-3 to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company will adopt this standard at the beginning of the Company’s fiscal year ending November 30, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS No. 141(R) will have on the financial results of the Company.

In December 2007, the FASB issued FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”), which causes noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company will adopt this standard at the beginning of the Company’s fiscal year ending November 30, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS 160 will have on the financial results of the Company.

Note 2.	Inventory

Components of net inventory are:

	December 31,
(in € thousands)	2005	2006	2007

Finished goods	€3,672	€887	€1,334
Components and finished goods held by contract manufacturers	2,776	5,744	4,698

	€6,448	€6,631	€6,032

Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by its contract manufacturers.

Note 3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include:

	December 31,
(in € thousands)	2005	2006	2007

Suppliers’ credit note accruals	€6	€486	€242
Prepaid expenses	2,589	1,807	2,758
Other current assets	146	68	141

Total prepaid expenses and other current assets	€2,741	€2,361	€3,141

F-14      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Credit notes from suppliers are accrued at the end of each period, based on amounts which have been negotiated and accepted by Wavecom’s contract manufacturers.

Prepaid expenses consist primarily of prepaid rent and other operating expenses.

Note 4.	Financial instruments and Derivatives

Wavecom uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollar. The Company complies with the Financial Accounting Standards Board issued Statement No 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). SFAS 133 requires the recognition of all financial instruments including derivatives at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as a hedge, its effectiveness as a hedge, and the type of hedge transaction. Any change in the fair value of the derivatives deemed ineffective as a hedge is immediately recognized in earnings.

The following tables present fair values of derivative financial instruments at December 31, 2005, 2006 and 2007:

	At December 31, 2005
	Notional Amount	Fair value

	(in $ thousands)	(in € thousands)
Fair Value hedges of payables invoiced in U.S. dollars and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	1,000	15
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	4,500	34

Total	$5,500	€49

Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	$2,100	€(5)

Total	$2,100	€(5)

	At December 31, 2006
	Notional Amount	Fair value

	(in $ thousands)	(in € thousands)
Cash Flow hedges of net receivables transactions to be invoiced and paid within 1 year:
Forward and option contracts buying U.S. dollars against euros	2,500	9

Total	$2,500	€9

Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	2,000	(15)

Total	$2,000	€(15)

	At December 31, 2007
	Notional Amount	Fair value

	(in $ thousands)	(in € thousands)
Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	8,600	79

Total	$8,600	€79

      WAVECOM - Annual Report Form 20-F 2007      F-15

Back to Contents

At December 31, 2007, the Company had no outstanding cash flow hedges.

The net foreign currency exposure, presented in the table below, relates to Company’s assets and liabilities as of December 31, 2005, 2006 and 2007, which are denominated in foreign currencies and then converted into euros.

	At December 31, 2005		At December 31, 2006		At December 31, 2007
(in € thousands)	USD	Other Currencies	USD	Other Currencies	USD	Other Currencies

Assets	€17,164	€453	€30,309	€459	€21,152	€61
Hedging of assets in foreign currencies (balance sheet)	1,780	—	1,519	—	5,807	—

Net assets after hedging	€15,384	€453	€28,790	€459	€15,345	€61

Liabilities	€7,364	€2,079	€16,371	€1,553	€9,659	€121
Hedging of liabilities in foreign currencies (balance sheet)	848	—	—	—	—	—

Net liabilities after hedging	€6,516	€2,079	€16,371	€1,553	€9,659	€121

The fair value of foreign currency related derivatives are included in the balance sheet in “other assets” and “other liabilities”. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.

During the year ended December 31, 2007, the Company recorded a gain of €85,000 (loss of €(113,000) for the year ended December 31, 2006) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the year ended December 31, 2006, the Company recognized a net loss of €15,000 for the year ended December 31, 2006 (net gain of €6,000 for the year ended December 31, 2005) related to the ineffective portion of its hedging instruments and a net loss of €26,000 for the year ended December 31, 2006 (net gain of €8,000 for the year ended December 31, 2005) related to the portion of the hedging instrument the Company excluded from its assessment of hedging effectiveness. During the year ended December 31, 2007, the Company has no ineffective portion of its hedging instruments and no portion of the hedging instrument the Company excluded from its assessment of hedging effectiveness.

The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:

–	Cash, Cash equivalents, marketable securities, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value. Due to the sale and repurchase of marketable securities on December 31, 2007 , their fair value equals the market value

–	Long-term investments: such investments are composed of monetary SICAV with traded market prices. Due to the sale and repurchase of these SICAV on December 31, 2007, 2006 and 2005, their fair value equals the market value. Their fair values amounted to €3,731,000, €3,639,000, and €3,585,000 at December 31, 2007, 2006 and 2005, respectively.

–	Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that Wavecom would pay or receive to settle the related agreements, by reference to published exchange rates.

–	Convertible bonds : the fair value of bonds is estimated using the lasted market value at balance date. See Note 9

F-16      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Note 5.	Intangible and tangible assets, net

Intangible and tangible assets, net include:

	December 31,
	2005	2006	2007

(in € thousands)	Net book value	Net book value	Gross carrying amounts	Accumulated depreciation and impairment	Net book value

Intangible assets :
Customer relationships	€—	€8,125	€9,750	€4,061	€5,689
Non-compete agreement	—	1,828	2,350	1,306	1,044
Technology	—	327	1,200	1,200	—
NexGen protocol stack	—	71	100	79	21

Subtotal acquired intangible assets	—	10,351	13,400	6,646	6,753

Tangible assets :
Laboratory and testing equipment	2,240	3,429	27,441	23,697	3,744
Computer equipment and software	1,112	2,606	23,517	20,687	2,830
Furniture and office equipment	345	334	1,577	1,379	198
Leasehold improvements	1,555	1,650	2,807	1,427	1,380
Other	984	1,400	2,598	1,168	1,430

Total	€6,236	€19,770	€71,340	€55,004	€16,336

Change in the net book value of intangible and tangible assets are as follows :

	December 31,
(in € thousands)	2005	2006	2007

Beginning of year balance, net of depreciation & amortization	€12,617	€6,236	€19,770
Acquisitions	1,776	6,102	5,216
Tangible and intangible assets acquired(1)	—	16,454	—
Sales and retirements	(11,646)	(5,848)	(1,244)
Depreciation and impairment expenses	(6,136)	(8,699)	(8,452)
Accumulated depreciation on sales and retirements	9,500	5,641	1,257
Translation adjustment	125	(116)	(201)

End of year balance, net of depreciation & amortization	€6,236	€19,770	€16,336

(1)	assets related to Sony Ericsson and NexGen acquisitions

Based on the current amount of intangible assets, the estimated amortization expense for each of the succeeding 5 years is as follows:

–	2008: €3,221,000

–	2009: €2,699,000

–	2010: €813,000

–	2011: €0

–	2012: €0.

In 2005, an amount of €372,000 was recorded as impairment expenses related to certain production equipment used for making products whose production was shut down earlier than initially planned. The impairment charge was based on the expected future cash flows to be generated from these assets and the related residual values on disposal. (See Note 13). The related expenses were recorded as cost of goods sold in the consolidated statements of income. No further impairment expenses were recorded in 2006 and 2007.

      WAVECOM - Annual Report Form 20-F 2007      F-17

Back to Contents

The cost of equipment purchased under capital leases included in intangible and tangible assets at December 31, 2005, 2006 and 2007 totaled €6,531,000, €5,719,000 and €5,529,000, respectively. Accumulated amortization of this equipment totaled €6,164,000, €5,131,000 and €5,028,000 at December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, Wavecom identified no other events or changes in circumstances which indicate that the carrying amount of an asset may not be recoverable.

Note 6.	Business combinations

Sony Ericsson M2M Communications

On April 26, 2006, Wavecom acquired certain assets of Sony Ericsson’s M2M Communications business unit which specializes in automotive and industrial wireless solutions, in a cash transaction.

The preliminary allocation of the assets acquired and liabilities assumed were included in the consolidated financial statements as of December 31, 2006. At April 26, 2007, no subsequent revisions were required that have modified the preliminary purchase price allocation presented in the consolidated financial statements as of December 31, 2006.

The final purchase price for Sony Ericsson’s M2M Communications business unit was €31,206,000.

The Sony Ericsson’s M2M Communications business unit acquisition is accounted for under the purchase method of accounting. Accordingly, the results of Sony Ericsson’s M2M Communications business unit are included in the consolidated financial statements from the acquisition date, April 30, 2006.

The Company has allocated the purchase price to the Sony Ericsson assets acquired and liabilities assumed at fair value, using of an independent appraisal. The excess of fair value of the net tangible and intangible assets acquired compared to the amount paid has been reflected as goodwill in accordance with SFAS. 141. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in € thousands)	Fair value

Acquired assets:
Inventory	872
Accounts receivable	10,055
Cash and cash equivalents	1,852

Total current assets	12,779

Intangible assets, net	13,300
Tangible assets, net	1,604

Total assets	27,683

Assumed liabilities:
Accounts payable	5,959

Total current liabilities	5,959

Total liabilities	5,959

Net assets acquired	21,724
In-process research and development	1,450
Residual Goodwill	8 032

Total consideration	31,206

F-18      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

The components of the intangible assets listed in the above table and valued in connection with the acquisition consisted of:

(in € thousands)			Valuation	Useful life

Customer relationships	(a	)	9,750	4 years
Non-compete agreement	(b	)	2,350	3 years
Technology	(c	)	1,200	1 year

(a)	The customer relationships were measured using the excess earnings method on the basis of varying revenue assumptions (including probability of renewals at the expiration of contracts), new customer recruitment costs and a discount rate of 14%.
(b)	The non-compete agreement, conclude for a period of three years, was valued by modeling the impact on the present value (discount rate of 12% used) of future free cash flows of the acquired activity if Sony Ericsson were to compete.
(c)	The acquiring technology was measured using the relief from royalty method, on the basis of a royalty rate of 4% and a discount rate of 11%.

€1,450,000 of the purchase price represents the estimated fair value of projects that, as of acquisition date, had not reached technology feasibility and had no alternative use. Accordingly, this amount was immediately expensed in the consolidated statement of income during the second quarter of 2006 and is included as Acquired in process technology in the consolidated statement of income for the year ended December 31, 2006.

The Company believes that the goodwill recognized above is attributed to the expected benefits of this acquisition in terms of synergies and geographic exposure.

The following unaudited pro forma financial information assumes that the acquisition of Sony Ericsson’s M2M Communications business unit was completed as of January 1, 2005.

	Year end December 31
(in euros thousands except for share data)	2005	2006

Revenues	196,204	212,733
Gross profit	73,643	84,482
Income before income taxes	(4,841)	3,808
Net income	(5,236)	3,683
Net income per share Basis	(0.34)	0.24
Net income per share Diluted	(0.33)	0.23

These financials data have been prepared using Wavecom historical financials statements for the years ended December 31, 2006 and 2005 and available unaudited financial information on the Sony Ericsson’s M2M Communications business unit for the year ended December 31, 2005 and for the four month period ended April 30, 2006. These historical financial statements have been adjusted to reflect Wavecom specific costs structure in term of cost of good sold and operating expenses. In addition, amortization of acquired intangible assets has been computed as if the acquisition took place on January 1st, 2005. Interest income has also been adjusted to reflect a cash payment on January 1st, 2005.

The unaudited pro forma information is presented for information purposes and does not purport to be indicative of results that would have been achieved if the acquisition had taken place at the beginning of the year ended December 31, 2005 presented nor does it purport to be indicative of the results that will be achieved in the future.

The acquired business has been fully integrated into the historical business of Wavecom subsequent to the acquisition and is not considered as a separate business or activity. It is therefore not possible to present separately the results generated by this acquired business for the period after the acquisition date.

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

The net assets and liabilities acquired, on the basis of the situation as of May 31, 2006, amounted to €215,000. The intangible asset identified in connection with the acquisition and valued at €100,000 consists of an internally-developed

      WAVECOM - Annual Report Form 20-F 2007      F-19

Back to Contents

TCP/IP (internet) suite of protocol stacks, which is depreciated on its estimated useful life of 2 years from June 1, 2006. The excess of purchase price over the fair value of net assets acquired and identifiable intangibles, or residual goodwill, amounted to €85,000.

Note 7.	Capital lease obligations

Future minimum lease payments under capitalized lease obligations for the years ending December 31 were as follows (in € thousands):

2008	€229
2009	202
2010	124
2011	25
2012	8

Total minimum lease payments	588
Less amount representing interest	(41)

Present value of net minimum lease payments	547
Less current portion	207

Long-term portion	€340

Note 8.	Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

Long term portion

	December 31,
(in € thousands)	2005	2006	2007

Accrued royalties	€16,230	€15,378	€15,844
Warranty accrual	94	72	82
Other accruals	451	507	710

Total	€16,775	€15,957	€16,636

Short term portion

	December 31,
(in € thousands)	2005	2006	2007

Warranty accrual	€1,457	€1,091	€963
Headcount restructuring cost accrual	357	150	150
Other accruals	2,017	2,472	2,459

Total	€3,831	€3,713	€3,572

F-20      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Other accrued expenses changes for the years ended December 31, 2005, 2006 and 2007 were the following:

(in € thousands)	Balance at January 1, 2005	Accruals made during the period	Cash settlements made during the period	Unused and expired during the period	Changes in estimate for pre-existing accruals during the period	Balance at December 31, 2005

Accrued royalties	€14,831	€1,399	€—	€—		€16,230
Warranty accrual	2,014	2,691	(3,154)	—		1,551
Headcount restructuring cost accrual	8,132	—	(7,555)	(220)		357
Other accruals :
Costs associated with an anticipated exiting of leases	151	—	(110)	—		41
Customers claims	1,915	475	(719)	(968)		703
Tax audit	2,583	—	(2,583)	—		—
Third-party litigations	590	119	(57)	(62)		590
Other	2,001	806	(1,673)	—		1,134

Subtotal other accruals	7,240	1,400	(5,142)	(1,030)	—	2,468

Total	€32,217	€5,490	€(15,851)	€(1,250)	—	€20,606

(in € thousands)	Balance at January 1, 2006	Accruals made during the period	Cash settlements made during the period	Unused and expired during the period	Changes in estimate for pre-existing accruals during the period	Balance at December 31, 2006

Accrued royalties	€16,230	€5,513	€—		€(6,365)	€15,378
Warranty accrual	1,551	1,775	(2,163)			1,163
Headcount restructuring cost accrual	357	150	(357)			150
Other accruals :
Costs associated with an anticipated exiting of leases	41	—	(41)			—
Customers claims	703	633	(110)	(17)		1,209
Third-party litigations	590	50	(116)			524
Other	1,134	971	(859)			1,246

Subtotal other accruals	2,468	1,654	(1,126)	(17)	—	2,979

Total	€20,606	€9,092	€(3,646)	€17	€(6,365)	€19,670

      WAVECOM - Annual Report Form 20-F 2007      F-21

Back to Contents

(in € thousands)	Balance at January 1, 2007	Accruals made during the period	Cash settlements made during the period	Unused and expired during the period	Changes in estimate for pre-existing accruals during the period	Balance at December 31, 2007

Accrued royalties	€15,378	€5,738	€—	€(5,271)		€15,844
Warranty accrual	1,163	1,935	(2,052)			1,046
Headcount restructuring cost accrual	150	—	—			150
Other accruals :
Customers claims	1,209	314	(273)	(216)		1,034
Tax audit	—	260	—			260
Third-party litigations	524	95	(400)		50	269
Other	1,246	1,098	(739)			1,605

Subtotal other accruals	2,979	1,767	(1,412)	(216)	50	3,168

Total	€19,670	€9,440	€(3,464)	€(5,487)	€50	€20,208

Accrued royalties represents an accrual for amounts due to patents holders for technology used in the Company’s products. Following an in-depth analysis in 2005, the Company changed in 2006 its estimation of the amounts that may be due to patent holders with which no formal arrangement exists. This change resulted in a positive impact to both operating results and net income of €2,900,000 and to net earnings per share of €0.13 in 2006, which is the net effect of a reversal for prior estimates no longer deemed necessary having expired under the new methodology offset by changes in the accrual rate on current revenues that may be subject to future royalties for future agreements not yet entered into. Actual royalties paid for use of technology for which the Company has no formal agreement could differ from the estimates.

Headcount restructuring costs accruals are related to the restructuring plans in 2004 following our decision to exit the handset business and include headcount reduction costs and associated charges, severance and outplacement.

Cost associated with an anticipated exit of leases are linked to expenses related to offices that we vacated in 2003 before the end of the lease.

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

During 2007, Wavecom received a notification from the Tax authorities related to fiscal years 2004 and 2005. A provision of €78,000 covering business tax for fiscal year 2005 has been recorded. The tax authorities contested also a portion of Wavecom’s research and development tax credits for the years 2004 and 2005 for a total of €95,000, no provision was recorded for this later claim as this tax adjustment was based on the same conclusion of the previous tax audit that the Company are currently contesting. The amount of tax audit also included penalty costs notified in 2007 related the Research tax credit adjustment (see Note 10).

Other accruals are mainly related to business tax and social taxes, and to retirement accruals associated with French statutory pension plans.

Wavecom contributes to a defined benefit pension plan for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. Wavecom’s obligation, for the years ended December 31, 2005, 2006 and 2007, amounted to €451,000, €507,000 and €710,000, respectively, and is calculated as the present value of estimated future benefits to be paid. No employee retired during the last three years.

F-22      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

The main assumptions used in the calculation are the following:

	2005	2006	2007

Rate of discount	4%	4.3%	5.25%
Salary increase	2.5%	3%	From 3% to 2%
Retirement age	60 and 65 years	62 and 65 years	62 and 65 years
Weighted average turnover	5.83%	5.19%	4.4%

In the United Stated, eligible employees can participate in Wavecom, Inc’s 401(k) retirement plan. This plan has been converted to a Safe harbor Plan beginning of January 2006, thereby providing 100% employer matching funds on the first 3% of employee contributions and 50% matching funds on an additional 2% of employee contributions. Stemming from the Sony Ericsson M2M acquisition in April 2006, the 401K retirement plan was amended to include an additional employer contribution plan. Contributions range from 3.5% to 10% of salary, based on employee age. This plan is a defined contribution plan, therefore the Company’s only obligation is to pay a fixed amount to a separate entity and will have no obligation to pay further contributions if the fund does not hold sufficient asset to pay all employees benefits. The related actuarial and investment risk fall on the employee. All contributions were provided for in the relevant reporting period and the final contributions from the last fiscal years 2006 and 2007 payroll was made in December of each fiscal year. Such expenses were recorded as operating expenses.

Wavecom Northern Europe Ltd harmonized all employees on a single defined contribution scheme over 2007. With the support of external experts (actuaries and insurance brokers) a unique defined contribution scheme was designed under a Group Personal Pension status. As part of the implementation of this new scheme, all employees waived their rights to previous defined benefit schemes. Therefore, there is no pension liability to be accrued in the United Kingdom.

The only employee of Wavecom GmbH in Germany is provided with a defined monthly allowance in order to help him contribute to an individual Direktversicherung pension plan.

In Hong Kong, the Company operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “scheme”) under the Mandatory Provident Fund Schemes Ordinance, for all its employees. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the income statement as they become payable in accordance with the rules of the Scheme. The assets of the Scheme are held separately from those of the Company in an independently administered fund. The Company’s employer contributions vest fully with the employees when contributed into the Scheme. Such expenses were recorded as operating expenses.

Note 9.	Convertible bonds

On July 13, 2007, Wavecom issued on €80,499,969 principal amount of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) due January 1, 2014, represented by 2,571,884 bonds.

At issuance each bond had a nominal value of €31.30. The bonds will bear interest at a rate of 1.75% per annum. Interest will be payable annually in arrears on January 1 of each year beginning January 1, 2008.

Holders may exercise their right to convert or exchange their bonds at their option at any time from July 13, 2007, the issue date of the bonds, until the seventh business day preceding their redemption date. The initial conversion/exchange ratio will be one share of the Company for one bond.

The bonds will mature on January 1, 2014. At maturity, the Company will redeem the bonds then outstanding at their nominal value (i.e.,€31.30 per bond). The Company may redeem the bonds at its sole option at any time from January 1, 2012, subject to 30 calendar days’ notice, so long as the product of (i) the applicable conversion/exchange ratio in effect on such date and (ii) the arithmetic average opening price of the Company’s shares on Eurolist by Euronext Paris calculated over a period of 20 consecutive trading days during which the shares are traded, as selected by the Company from among the 45 consecutive trading days immediately preceding the date of publication of the notice relating to such early redemption, determined in the manner described herein, exceeds 130% of the nominal value of the bonds.

Based on the listed price at December 31, 2007, the fair value of each bond was €24. Consequently, the fair value of convertible bonds amounted to €61,725,216.

Borrowing costs amounted to €2,500,790 and have been recorded as Other assets and Interest in Associates. They have been capitalized and are being amortized using the straight-line method over the period from July 13, 2007 until January 1, 2012. Accumulated amortization of these borrowing costs totaled €257,000 for the year ended December 31, 2007 and are recorded as interest expense in the consolidated statements of income.

Total interest expenses for the year ended December 31, 2007, related to the OCEANE amounted to €921,000 (€664,000 for interest at 1.75% and €257,000 for the amortization of the borrowing costs).

      WAVECOM - Annual Report Form 20-F 2007      F-23

Back to Contents

Note 10.	Other liabilities

In July 2004, Wavecom received a notification from the Tax authorities related to fiscal years 1999 to 2001. The tax authorities contested a portion of Wavecom’s research and development tax credits for the years 1999 to 2001 for a total of €3.6 million. At December 31, 2005 and 2006, no provisions were recorded for this later claim as Wavecom believes that the Company has strong support for its position and it is probable that it will not impact the net income The Company requested in December 2004 the opinion of another expert appointed by the French ministry of industry. The request for revaluation was granted and is still underway. However, in December 2007, the tax authorities requested the Company to pay beginning of 2008 the tax adjustment, therefore a tax liability of €3,5 million was recorded at December 31, 2007. The Company will however continue to contest this tax adjustment. At December 31, 2007, the carry back receivable was revised accordingly and increased by €3,5 million compared to December 31, 2006 (see Note 15).

Note 11.	Shareholders’ equity

At December 31, 2007, 15,796,591 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 544,322 shares repurchased during 2003 and 2007, and held in treasury, 15,252,269 shares were outstanding at December 31, 2007.

General

On February 12, 2003, Wavecom initiated a share buyback program covering a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. At December 31, 2004, 2005 and 2006, Wavecom held 156,345 shares pursuant to this program purchased for a total amount of €1,312,215.

On July 27, 2007, Wavecom initiated a new share buyback program, limited to 10% of the capital (i.e 1,555,415 ordinary shares) which is the maximum that a company can hold of its own shares under French Law. Under this program, Wavecom purchased 387,977 shares for a total purchase price of €7,510,444.

Therefore, at December 31, 2007, Wavecom held 544,322 of its own shares pursuant to these two programs.

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

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom’s by-laws. There were no distributable retained earnings at December 31, 2007. Dividend distributions by Wavecom, if any, will be made in euro.

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

Options and founders’ warrants granted in 2005, 2006 and 2007 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 33 1/3% per year over 3 years. Options expire 10 years after the grant date. Founders’ warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders’ warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders’ warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options. Warrants granted to Board members expire after five years. Any unvested or unexercised options and founders’ warrants are cancelled upon termination of employment.

During 2007, 56 employees were granted free shares. The total number of free shares so granted was 155,650. Under French Law, the shares vest after a two year period which means that they are only effectively acquired and owned by the beneficiaries after two years. This two year period shall expire on June 7, 2009. In addition, for a further two years, the beneficiary cannot transfer or sell the shares. This two year period expires on June 7, 2011.

F-24      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

A summary of the founders’ warrants, warrants to Board members and free shares is as follows :

	Founders’ warrants to employees of the French parent company						Warrants to members of the board of directors						Free shares

Shareholders’ meeting date	06/17/02	05/22/03			11/16/04		05/22/03	05/26/04	11/16/04	05/26/05	05/17/06	05/16/07	12/22/05	02/09/07
Total of warrants authorized	590,000		290,000		462,700		40,000	50,000	20,000	70,000	40,000	40,000	156,345	155,300
Board of directors date	03/25/03	05/22/03	08/27/03	03/23/04	01/19/05	03/15/05	N/A	N/A	N/A	N/A	N/A	N/A	05/17/06	06/07/07
Total of warrants granted	193,000	11,000	241,000	38,000	302,700	154,500	40,000	50,000	20,000	70,000	40,000	40,000	155,673	155,650
Exercice price	€8,07	€11,18	€11,40	€9,62	€5,39	€4,19	€11,18	€7,04	€5,68	€6,55	€10,62	€21,90	€0	€0
Total of warrants exercised	71,678	5,000	15,914	13,916	—	25,490	40,000	26,666	6,666	6,666	3,333	—	—	—
Accumulated warrants cancelled at December 31, 2007(2)	88,872	—	150,000	18,084	—	7,398	—	13,334	13,334	20,000	—	—	3,000	—
Total of warrants cancelled during the year ended Dec 31, 2007(2)	25	—	—	2,084	—	3,752	—	—	—	10,000	—	—	1,500	—
Total of warrants granted and not exercised at December 31, 2007(2)	32,450	6,000	75,086	6,000	302,700	121,612	—	10,000	—	43,334	36,667	40,000	152,673	155,650
Total of warrants exercisable at December 31, 2007(2)	32,450	6,000	75,086	5,241	302,700	77,926	—	10,000	—	26,668	9,999	—	—	—
Expiration date(1)	03/24/08	05/21/08	08/26/08	03/22/09	11/15/09	03/14/10	05/21/08	05/25/08	11/15/08	05/25/09	05/16/10	05/15/11	05/17/08	06/07/09

(1)	Founders’ warrants not exercised at the expiration date will be converted into stock options. Warrants expire in terms of five or four years. Free shares convert ownership after two years.
(2)	For the respective grant date.

      WAVECOM - Annual Report Form 20-F 2007      F-25

Back to Contents

A summary of the stock options is as follows

	STOCK OPTIONS

Shareholders’ meeting date	02/25/99		03/15/00				06/27/00		12/20/00			06/29/01		12/19/01
Total of stock options authorized	600,000		300,000				100,000		800,000			1,200,000		450,000
Board of directors date	02/09/99	04/27/99	03/30/00		06/27/00		06/27/00	07/24/00	12/20/00		03/14/01	06/29/01		12/19/01
Total of stock options granted	530,800(1)	1,500	157,200(1)	5,700	101,300(1)	24,710	50,860(1)	41,000(1)	400,000(1)	90,590	61,000	467,151(1)	97,395	233,500(1)	193,500
Exercice price	€4,57	€4,57	€139,52	€139,52	€103,23	€103,23	€103,23	€136,62	€69,86	€69,86	€26,68	€34,66	€34,66	€41,09	€41,09
Total of stock options exercised	18,925	—	—	—	—	—	—	—	—	—	4,684	—	—	—	—
Accumulated stock options cancelled at December 31, 2007(2) (3)	510,183	—	111,500	1,200	78,000	20,860	39,950	25,600	315,931	72,190	53,316	344,099	82,695	181,000	173,500
Total of stock options granted and not exercised at December 31, 2007(3)	1,692	1,500	45,700	4,500	23,300	3,850	10,910	15,400	84,069	18,400	3,000	123,052	14,700	52,500	20,000
Total of stock options exercisable at December 31, 2007(3)	1,692	1,500	45,700	4,500	23,300	3,850	10,910	15,400	84,069	18,400	3,000	123,052	14,700	52,500	20,000
Expiration date(1)	02/08/09	04/26/09	03/29/10		06/26/10		06/26/10	07/23/10	12/19/10		03/13/11	06/28/11		12/18/11

	STOCK OPTIONS

Shareholders’ meeting date	06/17/02				05/22/03						11/16/04				12/22/05	02/09/07 05/16/07
Total of stock options authorized	840,000				440,000						542,700				427,500	543,600
Board of directors date	07/09/02		03/25/03		05/22/03		08/27/03		03/23/04	08/18/04	01/19/05	03/15/05		09/07/05	05/17/06	06/07/07
Total of stock options granted	395,360(1)	174,095	193,000(1)	155,200	11,000(1)	10,500	241,000(1)	99,000	38,000(1)	147,300	302,700(1)	154,500(1)	49,000	3,500	423,544	372,650
Exercice price	€39,18	€39,18	€8,07	€8,07	€11,18	€11,18	€11,40	€11,40	€9,62	€3,29	€5,39	€4,19	€4,19	€10,18	€10,62	€24,21
Total of stock options exercised		—		35,957		—		9,546		—	—		5,584	—	8,957	—
Accumulated stock options cancelled at December 31, 2007(2) (3)	296,105	155,045	160,550	89,031	5,000	10,500	165,914	66,000	32,000	—	—	32,888	1,977	—	18,128	—
Total of stock options granted and not exercised at December 31, 2007(3)	99,255	19,050	32,450	30,212	6,000	—	75,086	23,454	6,000	147,300	302,700	121,612	41,439	3,500	396,459	372,650
Total of stock options exercisable at December 31, 2007(3)	99,255	19,050	—	30,212	—	—	—	23,454	—	122,747	—	—	27,185	1,966	155,616	—
Expiration date(1)	07/08/12		03/24/13		05/21/13		08/26/13		03/22/14	08/17/14	01/18/15	03/14/15		09/06/15	05/16/16	06/06/17

(1)	Options which will become exercisable after 5 years to the extent which the related founders’ warrants expire unexercisable
(2)	Stock options cancelled, to be granted by future board of directors
(3)	For the respective grant date

F-26      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

A summary of the activity in the warrants stock options and free shares is as follows:

	Number of shares	Weighted average exercise price per share €	Price range €

Balance at January 1, 2005	2,115,663	39.21	4.57 – 150.72
Granted	579,700	5.14	4.19 – 10.18
Exercised	(25,523)	6.55	4.57 – 8.07
Expired	(30,000)	126.98	103.23 – 150.72
Cancelled	(771,406)	42.85	4.57 – 139.52

Balance at December 31, 2005	1,868,434	26.18	3.29 – 139.52
Granted	619,217	7.95	0 – 10.62
Exercised	(22,340)	6.5	4.19 – 8.07
Expired	(50,000)	37.78	34.66 – 42.46
Cancelled	(139,273)	40.84	0 – 139.52

Balance at December 31, 2006	2,276,038	20.26	0 – 139.52
Granted	568,300	17.42	0 – 24.21
Exercised	(242,438)	6.78	4.19 – 11.40
Cancelled	(63,836)	28.15	0 – 139.52

Balance at December 31, 2007	2,538,064	20.54	0 – 139.52

Cancellations related to the year ended December 31, 2005 were mainly due to the headcount reductions following the restructuring plans.

At December 31, 2007, 1,448,128, founders’ warrants, stock options and warrants were exercisable (1,293,533 and 1,137,361 at December 31, 2006 and 2005, respectively) at a weighted average exercise price of €26.88 (€30.32 and €39.29 at December 31, 2006 and 2005, respectively).

The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2007 was approximately 6 years.

311,323 free shares have been granted to employees and members of the board. The final acquisition of the shares is subject to the completion of a two year service period by the employees.

The weighted-average fair value of options, warrants and free shares granted during 2005, 2006 and 2007 was as follows:

	2005	2006	2007

Options whose price equaled market price of the underlying shares on the grant date	—	€10.00	€24.06
Options whose price was less than the market price of the underlying shares on the grant date	€2.93	€6.03	€14.66
Options whose price was greater than the market price of the underlying shares on the grant date	—	—	—

      WAVECOM - Annual Report Form 20-F 2007      F-27

Back to Contents

Note 12.	Stock-based compensation

Stock-based compensation includes stock options, warrants and free shares and were estimated as follow:

Equity instruments	Grant date	Number of stock options, warrants and shares granted	Stock price on date of grant	Exercise price	Expected volatility	Expected life	Risk-free interest rate	Compensation for the year ended 2007	Initial fair value at date of grant
								(in € thousands)

Stock options	25.03.2003	155,200	8.14	8.07	82.56%	10 years	4.29%	7	897
	22.05.2003	10,500	10.78	11.18	81.39%	10 years	3.77%	—	78
	27.08.2003	99,000	11.25	11.4	79.51%	10 years	4.21%	4	775
	18.08.2004	147,300	2.95	3.29	69.07%	10 years	4.10%	24	262
	15.03.2005	49,000	4.23	4.19	63.08%	10 years	3.75%	14	123
	07.09.2005	3,500	11.25	10.18	67.17%	10 years	3.10%	5	25
	17.05.2006	423,544	10	10.62	65.78%	10 years	4.08%	972	2,598
	07.06.2007	372,650	24.06	24.21	66.86%	10 years	4.59%	1,642	5,576

Founder’s	25.03.2003	193,000	8.14	8.07	82.56%	10 years	4.29%	1	1,059
warrants	22.05.2003	11,000	10.78	11.18	81.39%	10 years	3.77%	1	79
	27.08.2003	241,000	11.25	11.4	79.51%	10 years	4.21%	11	1,791
	23.03.2004	38,000	8.3	9.62	70.12%	10 years	3.97%	4	180
	19.01.2005	302,700	5.4	5.39	66.94%	10 years	3.52%	123	942
	15.03.2005	154,500	4.23	4.19	63.08%	10 years	3.75%	45	366

Warrants to	26.05.2004	50,000	5.9	7.04	70.11%	4 years	3.37%	5	141
members of the	16.11.2004	20,000	5.68	5.68	66.95%	4 years	2.82%	2	57
board of directors	26.05.2005	70,000	6.78	6.55	67.43%	4 years	2.58%	4	242
	17.05.2006	40,000	10	10.62	65.78%	4 years	4.08%	82	196
	16.05.2007	40,000	22.68	21.90	67.31%	4 years	4.29%	169	474

Free shares	17.05.2006	155,673	10	N/A	N/A	4 years	N/A	759	1,557
	07.06.2007	155,650	24.06	N/A	N/A	4 years	N/A	936	3,745

Total								4,810	21,163

The total amount of €4,810,000 was recording in the following line items of the Consolidated Statement of income:

(in € thousands)	Year ended December 31, 2006	Year ended December 31, 2007

Research and development	0,268	1,418
Sales and marketing	0,510	1,274
General and administrative	1,312	2,118

	2,090	4,810

As of December 31, 2007, the total compensation cost related to non-vested awards not yet recognized, but issued was €8,126,000, which is expected to be amortized over the 4 years ending December 31, 2011 (end of the vesting periods).

F-28      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Note 13.	Impairment of intangible assets

In accordance with SFAS 142 “Goodwill and Other intangible Assets”, the Company completed the annual impairment tests of the goodwill generated both by the acquisition of NexGen and the M2M activity from Sony Ericsson. These tests were performed at the reporting unit level using a two step, fair value based approach. The Company has determined that it has three reporting units, which are the three geographic segments. The goodwill has been allocated to these segments as follows:

EMEA:	€3,004,000
Americas:	€3,459,000
APAC:	€1,569,000

Total	€8,032,000

The Company concluded that no impairment existed at December 31, 2006 and 2007.

Note 14.	Interest income (expenses)

Interest expense and interest income include:

	Year ended December 31,
(in € thousands)	2005	2006	2007

Interest expenses :
Interest on convertible bonds	—	—	664
Issue costs of convertible bonds	—	—	257
Loss from sales of securities	—	—	340
Other interets	214	218	280

Total	€214	€218	€1,541

Interest income :
Gain from sales of securities	1,225	1,338	3,375

Total	€1,225	€1,338	€3,375

Note 15.	Income taxes

Income before income taxes is as follows :

	Year ended December 31,
(in € thousands)	2005	2006	2007

France	€7,781	€4,323	€10,701
Others	1,308	505	2,388

Total	€9,089	€4,828	€13,089

The provision for income taxes consists of the following :

	Year ended December 31,
(in € thousands)	2005	2006	2007

Local current income tax expense (benefit)	€303	€27	€(10)
Foreign current income tax expense	92	98	214
Local deferred income tax expense (benefit)	—	—	(4,514)

Total income tax expense (benefit)	€395	€125	€(4,310)

      WAVECOM - Annual Report Form 20-F 2007      F-29

Back to Contents

Taxes paid totaled approximately €452,000, €110,000 and €265,000 in the years ended December 31, 2005, 2006 and 2007, respectively.

The current tax expense in 2005 is the net of research tax credit (€42,000), other tax credits (€36,000), French current tax expense (€381,000) and income tax expense of Wavecom’s Asian subsidiary (€92,000).

The current tax expense in 2006 is the net of tax credits (€5,000), French current tax expense (€33,000) and income tax expense of Wavecom’s subsidiaries (€97,000).

The current tax expense in 2007 is the net of tax credits (€10,000), income tax expense of Wavecom’s subsidiaries (€214,000) and deferred income tax benefit (€4,514,000).

In France, the system of carry back allows the allocation of tax losses of the year N on the previous taxable income of the 3 prior years (N-1, N-2 and N-3). This creates a tax asset which can be used to either offset future tax profit (carry forward) or be reimbursed by the tax administration at the end of a five-year period if not used (carry back). In 2002, we were tax profitable but in 2003 and 2004 we incurred tax losses. Therefore, applying the French carry back rules, we were eligible to a carry back amounted to €9,617,000. Consequently, an income tax receivable of €9,617,000 was recorded at December 31, 2004 and following years. As of December 2005 and 2006, this income tax asset was not used to offset tax profit due to the amount of remaining net loss carry forwards. An additional amount of €3,467,000 was added in 2007 as the Company filed a provisional election to carry back for fiscal year 2004 tax losses against any Research & Development credits that may ultimately fall due related to fiscal year 2002. This filing took place in December 2007 following the request to pay the tax adjustment related to Credit Impot Recherche of 1999 to 2001.

The amount of the carry back is subject to further revision upon final outcome of the Research tax Credit audit and ongoing independent expertise (see Note 10).

Effective tax rate

A reconciliation of income taxes computed at the French statutory rate (33.83% in 2005 and 33.33% in 2006 and 2007) to the income tax expense (benefit) is as follows :

	Years ended December 31,
(in € thousands)	2005	2006	2007

Income tax expense computed at the French statutory rate	€3,075	€1,609	€4,363
Miscellaneous tax credits and tax expenses	(120)	(247)	(257)
Change in valuation allowance on deferred tax assets	(4,589)	(96)	(2,506)
Effect of previously unrecognized deferred tax assets	(211)	(1,509)	(4,806)
Other permanent differences	193	(185)	(1,367)
Adjustment on tax loss carry-forwards	—	—	402
Non deductible tax penalties	237	—	61
Impact of differences in foreign income tax rates	(238)	(22)	(200)
Variation impact of income tax rates on deferred tax assets	1,575	444	—
Withholding & annual minimum income taxes	473	131	—

Total income tax expense (benefit)	€395	€125	€(4,310)

F-30      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Deferred taxes and valuation allowance

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Years ended December 31,
(in € thousands)	2005	2006	2007

Deferred tax assets:
Royalty accruals not currently deductible	€4,838	€4,483	€4,640
Other provisions and accruals not currently deductible	(531)	813	1,747
Accruals not currently deductible	2,636	3,460	4,015
Research tax credit	1,529	1,771	2,049
Net operating loss carry forwards from Parent Company	23,242	20,320	12,045
Net operating loss carry forwards from subsidiaries	4,962	5,000	4,643

Total deferred tax assets	36,676	35,847	29,139
Valuation allowance	(36,676)	(35,847)	(24,625)

Net deferred tax asset	€—	€—	€4,514
Deferred tax liabilities :	€—	€—	€—

Change in valuation allowance for the year ended December 31, 2007 is essentially explained by the effect of the reversal of previously unrecognized net operating loss for an amount of €4,514,000 and the use of previously unrecognized deferred tax assets for an amount of €4,806,000.

Until December 31, 2006, due to its history of tax losses in foreign tax jurisdictions which account for Wavecom’s deferred tax assets, the Company does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its deferred tax assets is more likely than not. Consequently, the Company has provided valuation allowances covering 100% of its net deferred tax assets in these respective tax jurisdictions.

At December 31, 2007, based on the good performance the years before, in particular in 2007, and the perspective for the near future, Management has decided to reverse a part of the valuation allowance.

Net operating loss carry forwards

As of December 31, 2007, expiration dates of net operating loss carry forwards were as follows:

(in € thousands)

Expiration date:
2008	—
2009	—
2010	—
2011	—
Between 2013 and 2022	1,650
No expiration date	44,433

Total net operating loss carry forwards	46,083

Wavecom S.A. (France) had total loss carry forwards of €36,140,000 at December 31, 2007 (€60,249,000 in 2006) with no expiration date.

Net operating loss carry forwards in the United States totaled approximately €1,650,000 at December 31, 2007 (€2,320,000 in 2006) and will expire from 2013 to 2022 if not utilized.

Net operating loss carry forwards in Asian Pacific totaled approximately €8,293,000 at December 31, 2007 (€9,938,000 in 2006) with no expiry date.

Uncertainty in Income Taxes

Through the adoption of FIN No. 48, the Company reviewed the tax positions of each subsidiary. On December 31, 2007 there is no uncertainty in the company’s tax positions.

      WAVECOM - Annual Report Form 20-F 2007      F-31

Back to Contents

For Wavecom S.A., fiscal years 2006 and 2007 remain subject to tax examination.

Note 16.	Net income per share

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
(in € thousands, except per share amounts)	2005	2006	2007

Net income	€8,694	€4,703	€17,399

Weighted average number of shares outstanding for basic EPS	15,352,233	15,383,883	15,129,600
Net effect of dilutive stock options, warrants awards and convertible bonds	308,768	558,299	2,340,634

Weighted average number of shares outstanding for diluted EPS	15,661,001	15,942,182	17,470,234

Net income per basic share	€0.57	€0.31	€1,15

Net income per diluted share	€0.56	€0.30	€1,02

For the year ended December 31, 2007, net income use to compute the diluted EPS was increased by the interest expense, amounting to €443,000, net of income tax effect, which related to the convertible debt issued on July 2007 (See Note 9 ).

Note 17.	Commitments and contingencies

Contingencies

Wavecom is currently involved in several legal proceedings. The Company believes that these legal and tax proceedings should not have a significant impact on our financial position or results of operations.

A law suit was launched at the European Patent Office by Wavecom against a French Company seeking to nullify their French and European Patents. This company filed a counterclaim based on alleged infringement of the same patents.

In addition, the French tax authorities have proposed revising research tax credits («Credit Impôt Recherche») granted to Wavecom for the years 2004 and 2005, for a total amount of €95,000. This amount has not been provided for at December 31, 2007, as this tax adjustment was based on the same conclusion of the previous tax audit that we are currently contesting (see Note 10).

On 6 February 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its US subsidiaries. Wavecom alleges that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom. The lawsuit claims the torts of conversion, unfair competition and misappropriation of trade secrets, and seeks damages in an amount to be proved at trial and a court order requiring the defendants to return the information.

Bank guarantees

Bank guarantee of €13,110,000 was issued in July 2002 in favor of the owners of leased office space, in order to secure annual lease payments. Following the release of three floors of current offices, the guarantee was reduced at the end of 2004 and during the first half of 2005. This guarantee was secured by the pledge of certificates of deposit and mutual funds. The total value of investments secured to cover these bank guarantees was €3,585,000, €3,639,000 and €3,731,000 at December 31, 2005, 2006 and 2007, respectively.

Operating leases

Wavecom leases its facilities under operating leases that expire through June 2014.

F-32      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Future minimum lease payments under operating leases at December 31, 2007, due for the years ending December 31, are as follows (in thousands):

2008	€4,745
2009	4,584
2010	4,568
2011	2,732
2012	539
Thereafter	798

Total	€17,966

Rental expense for the years ended December 31, 2005, 2006, and 2007, was approximately €5,213,000, €4,288,000 and €4,700,000, respectively.

Other commitments

At December 31, 2007, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the first half of 2008. These non-cancelable purchase commitments totaled €18,605,000.

Note 18.	Employees

Information related to Wavecom’s employees is as follows:

	December 31,
(in € thousands, except for employee data)	2005	2006	2007

Salaries paid	€25,659	€25,782	€30,378
Benefits	€8,891	€9,836	€10,744
Headcount (excluding subcontractors) at year end (unaudited)	290	384	420

Headcount’s increase in 2006 is due to Sony Ericsson’s employees integrated with the 2006 acquisition. Salaries paid in 2005 included amounts such as termination and notice costs paid to employees who left the Company in 2005, following the 2004 restructuring plans. These amounts (approximately €6,700,000) were accrued as of December 31, 2004.

In 2007, the salaries paid included an amount of €1,911,000 related to a retention bonus allocated to some of Wavecom executive committee members.

Note 19.	Compensation of executive officers

The compensation to executive officers for the years ended December 31, 2005, 2006 and 2007, was €3,845,000, €5,424,000 and €4,523,000, respectively. The Company has not entered into any retirement commitments with its executive officers.

In the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Dr. Black being terminated within six months following this event and if Dr. Black is not offered an opportunity to perform functions of an equivalent level, Wavecom has undertaken to pay to Dr. Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times the annual fixed salary (i.e. three times €421,500), including the severance payment provided by the applicable collective bargaining agreement.

In October 2005, Wavecom signed a commitment with some of its executive committee members for the payment of a retention bonus, on condition they were still employed as of March 31, 2007, the amount has been paid in April 2007. The total amount of these bonuses was €2,421,000 (including benefits) and was being recognized ratably as an expense from October 1, 2005 to March 31, 2007 (over the 18 months service period). Accordingly, Wavecom recorded compensation expense for this retention bonus in the years ended December 31, 2005, 2006 and 2007 in a respective amount of €428,000, €1,835,000 and €158,000.

Note 20.	Segments

The Company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the Company’s Chief Executive Officer is using such segment reporting to allocate resources.

      WAVECOM - Annual Report Form 20-F 2007      F-33

Back to Contents

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

The allocation of the operating expenses and related balance sheet items is performed as follows:

–	some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects,

–	local marketing and sales costs are allocated to the regions based on the location of the headcount,

–	other operating costs, including mainly maintenance and the validation part of research and development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance,

–	restructuring costs are not allocated to the regions and remain at corporate level,

–	the goodwill and the fixed assets related to the acquisition of Sony Ericsson activity have been allocated based on the sales per region forecasted for 2006 in the acquisition plan.

The table below sets forth revenues, operating losses and other financial information for each of our segments for the years ended December 31, 2005, 2006 and 2007.

Fiscal year 2005	EMEA	Americas	Asia Pacific	Corporate	Consolidated

(in € thousands)

Revenues	€74,840	€12,473	€40,466	€1,453	€129,232
Operating loss	7,588	403	1,008	(5,039)	3,960
Long-lived assets	5,001	551	2,134	863	8,549
Interest income	—	—	13	1,213	1,226
Interest expense	—	—	(10)	(204)	(214)
Capital expenditures	808	163	404	313	1,688

Fiscal year 2006	EMEA	Americas	Asia Pacific	Corporate	Consolidated

(in € thousands)

Revenues	99,389	48,422	34,932	6,015	188,758
Operating income (loss)	9,730	(1,680)	452	(2,855)	5,647
Long-lived assets	13,467	11,053	5,530	1,003	31,053
Interest income	—	—	38	1,300	1,338
Interest expense	—	—	(15)	(203)	(218)
Capital expenditures(1)	2,349	3,039	913	1,405	7,706

F-34      WAVECOM - Annual Report Form 20-F 2007

Back to Contents

Fiscal year 2007	EMEA	Americas	Asia Pacific	Corporate	Consolidated

(in € thousands)

Revenues	96,576	70,526	35,081	154	202,337
Operating income (loss)	21,666	8,825	1,395	(19,189)	12,697
Long-lived assets	10,842	9,981	4,374	4,657	29,854
Interest income	5	—	32	3,338	3,375
Interest expense	(1)	—	(37)	(1,503)	(1,541)
Capital expenditures	1,631	1,542	398	1,645	5,216

(1)	Including 1,604,000 related to acquired tangible assets from Sony Ericsson

Note 21.	Subsequent events (unaudited)

Wavecom announced on February 1, 2008 that it signed a definitive agreement to acquire 100% of Anyware Technologies. The transaction was finalized for a cash payment to Anyware Technologies shareholders of €9.1 million plus €1.5 million placed in an escrow account for customary warranty provisions. An additional payment for earn-out of up to €2 million upon reaching certain milestones is to be made in 2009.

At its March 18, 2008 meeting, the board of directors decided to propose to the beneficiaries of the June 7, 2007 stock option plan to cancel the grant. This stock option plan included 38 beneficiaries including the CEO who were together granted a total of 372,650 stock options at an exercise price of €24.21. The cancellation was agreed to by a large majority of the grantees, representing 96% of the total number of outstanding stock options.

Consequently, under SFAS123R, this cancellation will result in an expense of €3.8 million in the first quarter of 2008.

      WAVECOM - Annual Report Form 20-F 2007      F-35

Back to Contents

Back to Contents

Wavecom S.A.
3, esplanade du Foncet
92442 Issy-les-Moulineaux (France)
Tel: +33 1 46 29 08 00
Fax: +33 1 46 29 08 08

Wavecom, Inc.
430 Davis Drive, Suite 300
P.O. Box 13920
Research Triangle Part, North Carolina (USA)
Tel: +1 919 237 4000
Fax: +1 919 237 4140

Wavecom Asia-Pacific
Unit 201-207, Second Floor, Bio-Informatics Centre
No. 2 Science Park West Avenue
Hong Kong Science Part, Shatin - New Territories, Hong Kong (China)
Tel: +852 2824 0254
Fax: +852 2824 0255