Form 20-F/A
period 2006-12-31
WAVECOM SA
filed 2008-09-09
CIK 1085763

Back to Contents

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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
Yes ☐ No ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

*	Listed not for trading or quotation purposes but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Back to Contents

Table of Contents

Page
Explanatory Note	3
Exhibit 4.11

Back to Contents

Explanatory Note

This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“Amendment No. 1”), filed on April 11, 2007 (the “20-F”), is being filed solely for the purpose of amending Item 19, Exhibits, to refile Exhibit 4.11 in final redacted form. This Exhibit 4.11 supersedes and replaces the corresponding exhibit originally filed with the 20-F. Amendment No. 1 speaks as of the filing date of our annual report on Form 20-F for the fiscal year ended December 31, 2006, filed on April 11, 2007. Other than for the purpose of amending Item 19 to refile Exhibit 4.11 therewith, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 20-F filed on April 11, 2007.

Back to Contents

Item 19: Exhibits

Exhibit Index
1.1*	Memorandum and articles of association (incorporated by reference of Exhibit - to the Registrant’s Registration Statement on Form F1, File No. 333-11764).
1.2*	Statuts (By-Laws) of the Registrant, updated as of February 7, 2006 (English Translation).
2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York, as Depositary, and the Holders of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F1, File No. 333-10372).
2.2*	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F1, File No. 333-10372).
4.1**	GSM Essential Properties Cross License Agreement, dated January 6, 1999, between the Registrant and Motorola, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F1, File No. 333-10372).
4.2**	Contract for Manufacturing and Related Services, dated June 17, 1999 between Wavecom S.A. and Solectron-France S.A. (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 24, 2000).
4.3**	GSM/DCS 1800/1900 Patent License Agreement between Wavecom S.A. and Koninklijke Philips Electronics N.V., dated October 9, 2001 (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20F, filed with the Commission on June 28, 2002).
4.4**	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Siemens Aktiengesellschaft, effective as of October 31, 2001 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20F, filed with the Commission on June 28, 2002).
4.5**	GSM patent non assertion agreement with NEC Corporation, effective November 19, 2002 (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 21, 2003).
4.6**	Patent License Agreement with Thomson Licensing S.A. and Alcatel S.A., effective January 1, 2003 (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20F, filed with the Commission on May 21, 2003).
4.7**	Agreement relating to a cross-license of essential GSM patents between Wavecom S.A. and Nokia Corporation, effective as of December 31, 2003. (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F, filed with the Commission on April 16, 2003).
4.8**	GSM patent non-assertion agreement with Mitsubishi Electronics Corporation, effective June 30, 2004.
4.9**	Global patent cross-license agreement for GSM, GPRS and EDGE with Telefonaktiebolaget LM Ericsson effective July 1, 2004.
4.10***	Preliminary Agreement with Solectron Corporation effective August 16, 2005.
4.11+	Asset Purchase Agreement dated as of March 17, 2006 between Sony Ericsson Mobile Communications A.B. and Wavecom S.A.
8*	List of subsidiaries of the Registrant
10*	Consent of Ernst & Young Audit.
12.1*	Certification of the Chief Executive Officer.
12.2*	Certification of Chief Financial Officer.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Previously filed.
**	Previously Filed. The Registrant has received confidential treatment of portions of this agreement.
***	Previously Filed. The Registrant had requested confidential treatment of portions of this agreement, which request was granted on October 2, 2007.
+	The Registrant has requested confidential treatment of portions of this agreement, which portions have been filed separately with the Commission.

Back to Contents

SIGNATURE

Wavecom S.A. hereby confirms that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

WAVECOM S.A.
WAVECOM S.A.
Date: September 9, 2008 WAVECOM S.A.	By: /s/ CHANTAL BOURGEAT Chantal Bourgeat Chief Financial Officer